Form 20-F
period 2000-12-31
MIRAE CORP
filed 2001-06-29
CIK 1099196

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 20-F
Mark One)
|_|      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
         THE SECURITIES EXCHANGE ACT OF 1934
                                      OR
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2000
                                      OR
|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD
         FROM                TO

                        COMMISSION FILE NUMBER 0-30376
                               MIRAE CORPORATION
            (Exact name of Registrant as specified in its charter)

                               Republic of Korea
                (Jurisdiction of incorporation or organization)

                              #9-2, Cha Am-Dong,
                      Chun An, Chung Chong Nam-Do 330-200
                               Republic of Korea
                   (Address of principal executive offices)

             Securities registered or to be registered pursuant to
                          Section 12 (b) of the Act.
          Title of                                    Name of Each Exchange
         Each Class                                    On Which Registered
-----------------------------                      ---------------------------
  American Depositary Shares,                      The NASDAQ National Market
  Common Stock par value (Won)                     The NASDAQ National Market*
  100 per share

              Securities registered or to be registered pursuant
                        to Section 12 (g) of the Act.
                                     None
                               (Title of Class)
                              -----------------
        Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act.
                                     None
                               (Title of Class)
                              -----------------
      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
      Common Stock................................................124,637,500
      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                    Yes |X|           No [ ]

      Indicate by check mark which financial statement item the Registrant has elected to follow.

                                    Item 17 [ ]       Item 18 |X|

      --------------
* Not for trading, but only in connection with the registration of American Depositary Shares.

                               Table of Contents

                                                                           Page


CERTAIN TERMS AND CONVENTIONS................................................1
CURRENCIES AND EXCHANGE RATES................................................3
Forward-Looking Statements...................................................4

PART     I...................................................................7

   ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS........7

   ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE......................7

   ITEM 3.      KEY INFORMATION..............................................7

      A. Selected Financial Data.............................................7

      B. Capitalization and Indebtedness.....................................8

      C. Reasons for the Offer and Use of Proceeds...........................8

      D. Risk Factors........................................................8

   ITEM 4.      INFORMATION ON THE COMPANY..................................18

      A. History And Development............................................18

      B. Business Overview..................................................19

      C. Organizational Structure...........................................36

      D. Property, Plant And Equipment......................................36

   ITEM 5.      Operating and Financial Review and Prospects................37

      A. Operating Results..................................................38

      B. Liquidity And Capital Resources....................................49

      C. Research and Development, Patents and Licenses, Etc................50

      D. Trend Information..................................................52

   ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................52

      A. Directors and Senior Management....................................52

      B. Compensation.........................................................

      C. Board Practice.....................................................55

      D. Employees..........................................................56

      E. Share Ownership....................................................56

   ITEM 7.      Major SHAREHOLDERS and Related Party Transactions...........57

      A. Major Shareholders.................................................57

      B. Related Party Transactions.........................................57

   ITEM 8.      Financial Information.......................................57

      A. Consolidated Statements and Other Financial Information............57

      B. Significant Changes................................................58

   ITEM 9.      THE OFFER AND LISTING.......................................58

   ITEM 10.     ADDITIONAL INFORMATION......................................59

      A. Share Capital......................................................59

      B. Articles of Incorporation and By-Laws..............................59

      C. Material Contracts.................................................59

      D. Exchange Controls..................................................59

      E. Taxation...........................................................62

      F. Dividends and Paying Agents........................................67

      G. Statement by Experts...............................................67

      H. Documents on Display...............................................67

      I. Subsidiary Information.............................................67

   ITEM 11.     QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK..68

   ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......68

PART     II.................................................................68

   ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............68

   ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF
                SECURITY HOLDERS AND USE OF PROCEEDS........................68

      A. Material Modifications to the Rights of Securities Holders.........68

      B. Use of Proceeds....................................................68

   ITEM 15.     [reserved]....................................................

   ITEM 16.     [Reserved]..................................................69

PART     III................................................................69

   ITEM 17.     FINANCIAL STATEMENTS........................................69

   ITEM 18.     FINANCIAL STATEMENTS........................................69

   ITEM 19.     EXHIBITS....................................................69





Forward-Looking Statements

     This annual report includes "forward-looking statements." All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words "believe", "intend", "expect", "anticipate", "project", "estimate", "predict" and similar expressions are also intended to identify forward-looking statements.

     These forward-looking statements address, among others, such issues as:

     o    future prices of and demand for our products,
     o    future earnings and cash flow,
     o    future plans and capital expenditures,
     o expansion and other development trends of the semiconductor industry,
     o    expansion and growth of our business and operations, and
     o    our prospective operational and financial information.

     These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including the risks set forth in "Item 3-Key Information-Risk Factors" and the following:

     o    fluctuations in prices of our products,
     o    potential acquisitions and other business opportunities,
     o    general economic, market and business conditions, and
     o    other risks and factors beyond our control.

     Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.


CERTAIN TERMS AND CONVENTIONS

Definitions

     Unless the context otherwise requires, references in this annual report to:

     o "Mirae," the "Company", "we," "our" and "us" are to Mirae Corporation, a Republic of Korea limited liability company, except where the context otherwise requires.

     o    "Korea" is to the Republic of Korea.

     o    ("Won") or "won" is to the currency of Korea.

     o "US$" is to U.S. dollars, the currency of the United States of America.

     o    "ADS" is to Mirae's American Depositary Shares.

     o    "ADR" is to Mirae's American Depositary Receipts.

     o    "Depositary" is to The Bank of New York, the depositary of the ADRs.

Glossary of Technical Terms

     Unless otherwise indicated in the context, references to the following technical terms shall have the meanings set forth below:

     o " ASIC " - Application specific integrated circuit, semiconductor circuits specifically designed to suit a customer's particular requirement.

     o " Automatic test equipment " - Test systems tools used to measure and ensure the functionality and performance of semiconductors in a high-volume production environment.

     o " BGA " - Ball grid array, a type of semiconductor package containing ball-shaped terminal leads.

     o " Bit " - The smallest units of information recognized by a digital computer, a bit is a digit (1 or 0) used to represent one of two states in the binary number system. The term "bit" is a contraction of "binary digit."

     o " Chip " - (1) Sem iconductor manufacturing: A piece of silicon on which a large amount of circuitry is implanted. Also known as a die.
          (2) PCB Assembly: a simple electronic device, not including IC.

     o " Clean room " - An environment used in the manufacturing of semiconductors and semiconductor manufacturing equipment, whose humidity, temperature, and particulate levels are precisely controlled.

     o    " CRT " - Cathode ray tube.

     o    " CSP " - Chip scale package, a type of semiconductor package.

     o    " DDR " - Dual data rate memory, a type of memory device.

     o " Device " - Semiconductors, semiconductor packages, ICs and other electronic components including registers, capacitors and conductors.

     o " Die " - A piece of semiconductor wafer containing the circuitry of a single chip.

     o " Die bonding " - The attachment of a die to the frame of a package before wire bonding.

     o " DIMM " - Dual in-line memory module, a type of memory module which has memory devices placed on both sides of a PCB.

     o " DIP " - Double in-line package, a type of IC packaging which has two rows of leads extending at right angles from the base and has standard spacings between leads and between rows of leads.

     o " DRAMs " - Dynamic random access memory chips, the most popular type of semiconductor memory chip. "Dynamic" means that the device's memory cells need to be periodically recharged. Information, stored in the memory cells in the form of Bits as a positive or negative charge, is accessed randomly.

     o " Etching " - Removal of thin films or layers from the wafer surface.

     o " IC " - Integrated circuit, an electronic circuit in which many active or passive elements are fabricated and connected on a continuous substrate.

     o " Index time " - Average time needed by a test handler to change testing trays.

     o " Internet " - An open global network of interconnected commercial, educational and governmental computer networks that utilize a common communications protocol, TCP/IP.

     o    " LCD " - Liquid crystal display.

     o " Lead frame " - The skeleton of the semiconductor chip to which the die is bonded; after packaging the only visible parts are the protruding metal pins.

     o " Lead frame magazines " -Aluminum carriers used to transport lead frames in their fragile state, before the dies are bonded onto them.

     o " Logic chip " - A semiconductor device used for data manipulation and control functions that require higher speeds than a microprocessor can provide.

     o " Mb " - Mega Bit. One million (or 1,048,576) bits as a unit of data size or memory capacity.

     o " Mechatronics " - An engineering field combining principles of mechanical engineering and electrical engineering.

     o " Memory chip " - A semiconductor device that stores data in electronic form.

     o    " PCB " - Printed circuit boards.

     o " QFP " - Quad flat package, ceramic or plastic chip carrier with leads projecting down and away from all four sides of a square package.

     o " RAMbus " - RAMbus technology is a superscalar silicon technology that narrows the data bus width without any decline in transmission speed by using the PC buffer as a cache memory, thereby resulting in a brighter bandwidth and transmission rate. The main advantage of RAMbus DRAM is a performance speed of 800Mhz vs. 100-133Mhz for current PC 100/133 Synchronous DRAMs. Accordingly, it is an effective solution to the problem of bridging the growing speed disparity between CPU and the main memory.

     o " RIMM " - RAMbus in-line memory module, a type of memory module which is used for RAMbus DRAMs.

     o " Semiconductor " - A material, like silicon, whose properties lie in between those of a conductor and an insulator. Through doping (introducing impurities), it can be made slightly conductive or slightly insulative. (Also see "chip.")

     o " SIMM " - Single in-line memory module, a type of memory module which is used in edge connector type sockets.

     o " SIP " - Single in-line package, a type of IC package which is a pin type using inserting method for production.

     o " SMD placement system " - Surface mount device placement system for PCB assembly equipment. SMD placement systems are robotic machines used for high-speed and accurate placement of various electronic devices onto PCBs.

     o " SOP " - Small outline integrated circuit package, a type of IC packaging.

     o " Static random access memory (SRAM) " - An integrated circuit memory that requires no constant refreshing or recharging and which stores information for as long as power is applied to the computer. SRAMs are much faster but more expensive than DRAMs.

     o " Test handlers " - Specialized robotic machinery that form part of the back-end equipment of the IC packaging and testing line. After the micro-chips are packaged in their black protective container, test handlers convey the devices to testing equipment, feed the devices in and out of the testers and finally sort the devices according to grading information received from the tester. Generally, two test handlers work with one tester.

     o    " TFT " - Thin film transistor.

     o " TFT-LCD " - Liquid crystal display creates images by changing molecular arrays of liquid crystals, in which light and darkness is generated and then an image is formed when electricity is supplied. Liquid crystals of LCD are inserted between two thin glasses, and are characterized as material, which lies in the middle of a gas and solid. TFT-LCD falls in the category of active matrix LCD, rather than passive, which means each picture cell can be independently controlled for on and off switching activities, as a transistor (switching element) is attached directly onto each picture cell. This allows fast response and high resolution.

     o    " Throughput " - Product output quantity per unit of time.

     o " TSOP " - Thin small outline package, a type of semiconductor package which is widely used in a PCB.

     o    "UPH" - Units per hour, a measure of throughput.

     o " Wafer " - Commonly, a slice of a semicrystal crystalline ingot whose active surface has been processed into arrays of ICs.

     o " ZIP " - Zigzag in-line package, a type of IC package which has its leads placed on one side of the device.


CURRENCIES AND EXCHANGE RATES

     We publish our financial statements in won. Unless otherwise indicated, all translations from won to US dollars have been made at a rate of (Won) 1,267 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2000. We do not represent that won or US dollar amounts could be converted into US dollars or won, as the case may be, at any particular rate, the rates below or at all. On June 28, 2000, the Noon Buying Rate was (Won) 1,304 to US$ 1.00.

     The following table sets forth noon buying rate for US dollars in New York City for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

                                                                         Noon Buying Rate
                                                   --------------------------------------------------
                                                   --------------------------------------------------
Period                                                End      Average(1)       High        Low
------
                                                   ---------- -------------- -----------------------
                                                                   (won per US$1.00)

1996.............................................          848         808          849         776
1997.............................................        1,695         988        1,960         846
1998.............................................        1,206       1,367        1,812       1,203
1999.............................................        1,136       1,188        1,243       1,125
2000.............................................        1,267       1,140        1,267       1,106
December 2000....................................        1,267        ____        1,267       1,184
January 2001.....................................        1,258        ____        1,286       1,253
February 2001....................................        1,255        ____        1,270       1,234
March 2001.......................................        1,332        ____        1,332       1,253
April 2001.......................................        1,319        ____        1,369       1,299
May 2001.........................................        1,282        ____        1,319       1,282
June 2001 (through June 28)......................        1,304        ____        1,305       1,285
----------
(1)      Determined by averaging the rates on the last business day of each month during the relevant period.



                                    PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable, but see "Item 6 -- Directors, Senior Management and Employees -- Directors and Senior Management."


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.


ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

     The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended December 31, 1998, 1999 and 2000, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended December 31, 1998, 1999 and 2000 have been audited by Ahn Kwon & Co., a member firm of Deloitte Touche Tohmatsu.

     The Consolidated Financial Statements are prepared in accordance with Korean GAAP, which differs in certain material respects from U.S. GAAP. See Notes 28 and 29 of Notes to Consolidated Financial Statements.

                                                                                Year ended December
                                                                              31
                                               1996        1997         1998        1999         2000        2000
                                                WON         WON         WON          WON         WON          US$
Consolidated                                     ((Won) in millions and US$ in thousands, except per share data)
Statements of operations:
Korean GAAP:
Sales......................................    45,402    61,523      17,014        45,681       146,099     115,311
 .
Cost of sales(1)...........................    24,751    37,677      16,907        36,111      111,377      87,906
Gross profit...............................    20,651    23,846         107         9,570       34,722      27,405
Selling, general and administrative             3,141     5,879       7,328        19,988       27,233      21,486
expenses...................................
Operating income (loss)....................    17,510    17,967      (7,221)      (10,418)        7,499       5,919
Other income...............................       949     5,400       14,299        14,603       12,809      10,109
Other expenses(2)..........................       764     1,055       2,833         9,601        20,173      15,921
Income (loss) before income taxes and
minority interest..........................    17,695    22,312       4,245        (5,416)          135         107
Income tax expense (benefit)(3)............     4,410     4,089         417        (5,396)      (3,602)     (2,843)
Income before minority interest............    13,285    18,223       3,828          (20)        3,737       2,950
Minority interest in net loss (gain) of
consolidated                                       --        68         --           (216)          533         421
Subsidiaries...............................
Net income (loss)..........................    13,285    18,291       3,828          (236)         4270       3,371
Net income (loss) per share(4).............       291       236          39            (2)           35       0.028

U.S. GAAP:(5)
Sales......................................    17,700    76,750      19,619        51,358      143,643     113,372
 .
Gross profit...............................     7,600    35,629       7,119        15,526        43,545     34,368
Operating income (loss)....................     1,691    25,585     (11,223)      (11,163)     (11,903)     (9,395)
Net income (loss)..........................     2,466    22,355       2,888          (117)        9,290       7,332
Net income (loss) per share................        54       288          29            (1)           77          61



                                                                    As of December 31
                                                         --------------------------------------
                                              1996      1997       1998         1999         2000         2000
                                               WON      WON        WON          WON          WON          US$
Consolidated ((Won) in millions and US$ in thousands) balance sheet:
Korean GAAP:
Cash and cash equivalents and
short-term financial instruments.........    10,529     41,012     35,133        20,137      35,338       27,891
Total assets............................     56,022    127,000    178,267       181,221     379,172      299,267
Current liabilities.....................     11,704     14,228     11,049        23,413      39,982       31,557
Long-term liabilities...................      3,699      7,513     11,117         1,957      11,819        9,328
Total shareholders' equity..............     40,619    105,082    156,101       155,851     327,371      258,382

U.S. GAAP:
Total assets............................     65,265    132,582    180,089       172,743     356,154      281,099
Total liabilities.......................     35,160     30,676     32,171        26,779      68,053       53,711
Total shareholders' equity..............     30,105    101,729    147,918       145,964     288,101      227,388

(1) Cost of sales includes product warranty costs incurred during the period. For a discussion of differences in treatment of product warranty costs between U.S. GAAP and Korean GAAP, see Note 28 of Notes to Consolidated Financial Statements.

(2) Through 1998, other expenses includes amortization of deferred research and development expense. For a discussion of changes in treatment of research and development expense under Korean GAAP during the periods shown, see Note 2 (i) of Notes to Consolidated Financial Statements. For a discussion of differences in treatment of research and development expense between U.S. GAAP and Korean GAAP, see Note 28 of Notes to Consolidated Financial Statements.

(3) For a discussion of changes in treatment of deferred income taxes under Korean GAAP during the periods shown, see Note 2 (q) of Notes to Consolidated Financial Statements. For a discussion of differences in treatment of deferred income taxes between U.S. GAAP and Korean GAAP, see
     Note 28 of Notes to Consolidated Financial Statements.

(4) Net income per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding at the end of the period.

(5) See Note 28 of Notes to Consolidated Financial Statements for reconciliation to U.S. GAAP.

B. CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D. RISK FACTORS

Risks Relating To Mirae Corporation

     We are largely dependent upon the electronics, semiconductor and semiconductor-related industries

     The electronics, semiconductor and semiconductor-related industries are highly cyclical, with wide fluctuations in product supply and demand, and are characterized by rapid technological change, short product life cycles, fluctuations in manufacturing capacity and pricing, intense competition and gross margin pressures. These industries periodically experience significant downturns, often in connection with or in anticipation of declines in general economic conditions, that in some cases have been prolonged. Our operations have in the past and may in the future experience substantial fluctuations from period to period as a consequence of such industry patterns, general economic conditions affecting the timing of orders from customers and other factors affecting capital spending. Since the third quarter of 1997, for instance, excess global supply of DRAM chips and the financial crisis in Asia and Korea have adversely affected customer demand for our products and, consequently, our sales and results of operations. No assurance can be given that any future downturn in the semiconductor and semiconductor-related industries will not be as or more severe than in the past, or that our results of operations or financial condition will not be materially and adversely affected by such downturns or other developments in the semiconductor industry.

     Customer concentration may adversely affect our profitability

     The semiconductor manufacturing industry in Korea is highly concentrated, with a relatively small number of large semiconductor manufacturers accounting for a substantial portion of the purchases of semiconductor test handling equipment. We are heavily dependent on three major customers, Samsung Electronics Co., Ltd. ("Samsung"), Hynix Semiconductor Co., Ltd. ("Hynix") (formerly known as "Hyundai Electronics Co., Ltd.") and Hyundai Micro Electronics Co., Ltd. ( "Hyundai Micro Electronics ") (formerly known as LG Semicon Co., Ltd.). These three customers, each a member of a major Korean conglomerate, accounted for a significant proportion of our consolidated sales in the last several years.

     In December 1999, we appointed Ryoko Sangyo Corporation ("Ryoko") as our exclusive distributor of our SMD placement systems in Japan. For so long as the Ryoko contract is in effect, we may not sell or distribute any of our SMD placement systems in Japan other than through Ryoko.

     Although part of our strategy includes expanding our domestic customer base and increasing our exports to reduce our reliance on these customers, they will likely remain important customers, and any negative financial impact on these customers, the loss of any of these customers or a reduction in orders or sales by any of these customers would have a material adverse effect on our business, financial condition and results of operations.

     Our products may become obsolete as a result of rapid technological change in semiconductor-related industries

     The semiconductor industry and the industry which provides equipment to semiconductor manufacturers are subject to rapid technological change and new product introductions and enhancements. Our ability to remain competitive will depend in part upon our ability to develop new products and to introduce these products at competitive prices and on a timely and cost-effective basis. Our success in developing new and enhanced products depends upon a variety of factors, including:

     o    timely and efficient completion of product design;
     o timely and efficient implementation of manufacturing and assembly processes;
     o    product performance; and
     o    effective sales and marketing.

     Since new product development commitments must be made well in advance of sales, we must anticipate both future demand and the technology that will be available to supply that demand. Furthermore, introductions of new and complex products typically involve a period in which we identify design, engineering and reliability issues. While we believe that we have the technological resources and abilities to identify these issues, manage technological advances in the industry and, in many instances, improve upon that technology, future improvements in semiconductor design, such as RAMbus DRAM, and in manufacturing technology may reduce or eliminate the need for our products.

     A number of our traditional handler models are not compatible with RAMbus DRAM testers and, therefore, cannot be used by manufacturers or testers of RAMbus DRAMs. If our newer products, including our new handlers that are compatible with RAMbus DRAM testers, and our new business lines fail to generate sufficient demand or otherwise fail to meet the design and testing specifications of the market, any significant industry shift to RAMbus DRAM testers would have a material adverse effect on our business, financial condition and results of operations.

     We may not be able to increase our market share because certain of our competitors are more established than we are in some of our key and target markets

     We are seeking to increase sales of our products in Korea, other Asian markets, the United States and Europe. Since certain of our competitors already operate in these key markets and have greater resources, we may not be able to compete effectively for market share. If this happens, we may not be able to increase or sustain sales in these markets.

     Some of our major competitors have the following advantages:

     o    greater name recognition;
     o    more diversified product lines;
     o    larger customer bases; and
     o    significantly greater financial, technical and marketing resources.

     As a result, as compared with Mirae, they may be able to:

     o    better withstand downturns in our key markets;
     o adapt more quickly to new or emerging technologies or changes in customer requirements; and
     o    market, sell and support their products more effectively.

     Our new products and new business lines may not be successful

     Our strategies entail expanding the range of our products, as well as widening our customer base in the Asia-Pacific region, the United States and Europe. Our ability to implement these strategies will depend upon our use of our core competencies to develop new products and market them successfully both in and outside of Korea. We have within the last year expanded our core product offerings to include SMD placement systems, TFT-LCD handlers and testers and Internet-related products and services. Lycos Korea, our joint venture with Lycos, Inc., has developed a Korean language search and portal site on the Internet, and through our subsidiary, SoftForum, we have developed and have begun selling security solutions for on-line banking, trading and electronic commerce. No assurance can be given that any of these products or businesses or any future products or businesses developed by us will be accepted by the market and be profitable or that we will be able to find suitable markets with sufficient demand for our products. The failure of one or more of these products or business lines will likely have a material adverse effect on our business, results of operations and financial condition. In addition, our Internet and software security solutions business lines are completely new businesses for us and we may not have the necessary market know-how or the operating and managerial experience to compete in these business markets. See "Information on the Company -- Business Overview -- Internet Businesses and On-line Solutions".

     We may have significant amounts of uncollected and uncollectable trade accounts receivable

     In order to penetrate new markets and build market share quickly, we have offered longer payment periods to customers. We had total outstanding trade accounts receivable of (Won) 65,098 million as of December 31, 2000. As a percentage of sales, our accounts receivable increased primarily due to the sales increase in SMD placement systems in 2000. In addition, the credit terms on sales of our SMD placement systems were longer than the credit terms on sales of semiconductor test handler products. Since we only commenced the sale and marketing of SMD placement systems within the second half of 1999, we provided our customers longer credit terms to penetrate the market. As a result of such longer credit terms as well as the current weakness in the markets in which we operate, we may experience significant uncollected and uncollectable trade accounts receivable.

     We may hold excess raw material and product inventories

     We had inventories of (Won) 71,864 million as of December 31, 2000. The significant increase in inventories as of December 31, 2000 was a result of advance purchase of raw material inventories for the production of SMD placement systems and advance maufacturing of SMD placement systems in order to cut back on the time required for delivery to meet our projected customer demand on a timely basis. We may misjudge the size of raw material and product inventories needed and thereby hold excess and unusable inventories which may be expensed as inventory valuation losses. Such excess inventories could have a material adverse effect on our business, financial condition and results of operations.

     Market prices for our products may decline in the future

     We anticipate that market prices for our main products may decline in the future due to increased competition. We expect significant competition among local and international companies, including from new entrants, may continue to drive equipment prices lower. We also expect that there may be increases in promotional spending by companies in our industry which would also contribute to increasing movement of customers between competitors. Such increased competition and the resulting decline of market prices for our products would have a material adverse effect on our business, financial condition and results of operations.

     We have only limited experience in providing Internet products and services and if we are unsuccessful, our operating results may be significantly harmed

     Our future success may be dependent on the success of our Internet-related products and services. One of our key business strategies for long-term growth is to establish a line of businesses based upon the delivery of Internet-related products and services. If we are unable to successfully establish and expand this business, we may lose market share to competitors who are able to implement more effectively an Internet-based service business model and the value our investments in these businesses may decline or be eliminated completely.

The success of our Internet-related businesses depends on a variety of factors, including:

     o the quality and reliability of our Internet products and services and our network infrastructure;

     o our ability to develop new products and services superior to that of our competitors;

     o our ability to establish electronic commerce and licensing relationships and other strategic alliances;

     o    our pricing policies and the pricing policies of our competitors;

     o our ability to introduce new products and services before our competitors;

     o    our ability to successfully advertise our products and services; and

     o    general economic trends.

  No assurance can be given that any or all of the above factors will be favorable for us.

     The recent slowdown in the information technology industry may cause bankruptcies or significant losses in some or all of our Internet-related investments

     We have made significant investments in Internet-related businesses. Mirae holds a greater than 20% stake in five subsidiaries engaged in Internet-related businesses. See "Information on the Company -- Business Overview -- Internet Businesses and On-line Solutions". During 2000, we sustained losses from several of our Internet-related investments. Due to the difficult market conditions currently prevailing in the information technology industry, there is a possibility that some of the Internet-related companies in which we invested may continue to sustain a large amount of losses or become bankrupt. In such case, the value of Mirae's equity in these subsidiaries would decline, which would have a material adverse effect on our business, financial condition and results of operations.

     The Internet may not be adopted as a significant medium of commerce and communication

     As is typical in the case of a new and rapidly evolving industry characterized by rapidly changing technology, evolving industry standards and frequent new product and service introductions, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. In addition, critical issues concerning the commercial use of the Internet remain unresolved and may affect the growth of Internet use. Despite growing interest in the many commercial uses of the Internet, many individuals and businesses have been deterred from purchasing Internet access services for a number of reasons, including the existence or perception of, among other things: inconsistent quality of service; lack of availability of cost-effective, high-speed options; inability to integrate personal and business applications on the Internet; inadequate protection of the confidentiality of stored data and information moving across the Internet; a perceived lack of security of personal and commercial data, such as credit card numbers; and a lack of tools to simplify Internet access and use. These factors may hinder the performance of our Internet-related investments and, thus, have a negative impact on our business, financial condition and results of operations.

     The Internet industry's standards and technology are evolving

     Our future success may depend upon our ability to enhance our existing Internet-related products and services and to develop new products and services that meet changing customer requirements. The Internet market is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new product and service introductions. We can give no assurance that we can successfully identify new opportunities and develop and bring new Internet products and services to market in a timely manner or that our products or services will be competitive and current. Also, we can give no assurance that we will have the necessary resources to obtain advances in technology necessary to remain competitive.

     We also face the risk that fundamental changes may occur in the delivery of Internet-related products and services. Currently, the Internet is accessed primarily by computers and services are delivered by telephone lines. As the Internet becomes accessible by screen-based telephones, television or other consumer electronic devices or becomes deliverable through other means such as coaxial cable or wireless transmission, we may have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third party license, may require substantial time and expense and we can give no assurance that we will succeed in adapting our Internet businesses to alternate access devices and conduits or that new technologies will be available to us at all.

     The announcement or introduction of new products or services by us or our competitors and any change in industry standards could cause customers to defer or cancel purchases of existing products or services, which could have a material adverse effect on our business, financial condition and results of operations. The failure by us to anticipate the prevailing standards, or the failure of common standards to emerge, could have a material adverse effect on our business and results of operations. In addition, services or technologies developed by others could render our services or technology uncompetitive or obsolete.

     The Korean and Asian Internet industry is intensely competitive

     The Korean and Asian Internet market is characterized by an increasing number of entrants because the start-up costs are low. In addition, the Internet industry is relatively new and subject to continuing definition and, as a result, our competitors may better position themselves to compete in this market as it matures. Many of our existing competitors, as well as a number of potential competitors, have longer operating histories in the Internet market, greater name recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than we do. Any of our present or future competitors may offer products and services that provide significant performance, price, creative or other advantages over those offered by us. We can provide no assurance that we will be able to compete successfully against our current or future competitors in the Internet market.

     We may not be able to manage our growth into new products, new product lines and new markets

     Our diversification and expansion strategy may place strains on our administrative, operational and financial resources and affect our competitiveness. Such expansion will increase responsibilities placed upon management personnel and will require development or enhancement of operational, managerial and financial systems and controls. If we are unable to effectively manage the expansion of our mechatronics product lines and the integration of our Internet businesses and security solutions into our operations, our business, financial condition and results of operations will likely be adversely affected. Our diversification and expansion strategy may also require that we hire additional administrative, sales and marketing personnel, which would increase overall expenses and make it more difficult to maintain our simplified decision-making process and relatively flat organizational structure.

     Our operating results may fluctuate due to the seasonality of our sales of handlers, SMD placement systems and TFT-LCD handlers

     Our business has been seasonal and our sales have typically been higher in the second half of the year. In addition, our operating results may fluctuate considerably from quarter to quarter. Changes in the nature or level of customer orders or a particularly large customer order or customer cancellation in any particular quarter could cause significant variations in our revenues. For instance, for our handlers, our major customers typically provide to us the specifications needed for their orders. Our success depends upon our ability to mobilize our various divisions to manufacture products to meet our customers' customization and volume demands in a timely and cost-efficient manner and, if we are unable to do so, our results will be adversely affected.

     Typically, we deliver our products between 2? and 3? months after we receive an order. During this time, customers may modify or cancel orders due to their own changing technology or for various other reasons, including economic downturns. The volume and timing of orders placed by our customers varies due to fluctuations in demand for our products, the development of new semiconductor devices, and other microeconomic and macroeconomic factors. In addition, customers may misread the marketplace direction and incorrectly indicate to us the future customization or volume demand for a particular product. Changes in the volume of customer orders will have a material effect on our profitability, in part because we have a significant amount of fixed costs and the volume of customer orders affects the utilization rate of our equipment, labor and other overhead costs.

     Infringement of our intellectual property rights could negatively impact our results of operations

     Our success depends in part on our technology and our continuing right to use our technology. We rely on a combination of contractual rights and patent, copyright, trademark and trade secret laws to establish and protect proprietary rights in our technology. If we are unable to establish or protect these rights in the domestic and international markets in which we compete, our competitors may be able to use our intellectual property to compete against us in such markets. This could limit our growth and adversely affect our operating results. The laws of certain countries in which our products are distributed do not protect our products and intellectual property rights to the same extent as the laws of the United States and Korea. Accordingly, effective patent, copyright and trademark protection may be unavailable in certain foreign countries.

     As of December 31, 2000, we held 54 domestic patents and 11 overseas patents in the United States, Japan and Taiwan. We have 255 domestic patents pending and 81 overseas patents pending in the United States, Japan, Germany, Taiwan, Italy, Singapore and Malaysia. At such date, we also held 30 registered trademarks. Some of our products and technologies are not covered by any patents or pending patent applications, and we cannot assure you that any of our pending or future patent applications will be issued or, if issued, will cover the scope originally sought or offer meaningful protection. Moreover, we cannot assure you that any of our pending or future trademark or copyright applications will be issued, will cover the scope originally sought or will offer meaningful protection. It is possible that no additional patents will be issued to us or any of our affiliates. In addition, our issued patents and trademarks may not prevent other companies from competing with us. Furthermore, although we maintain confidentiality agreements with many of our employees to limit disclosure or use of any information obtained as a result of an employee's position with us, these employees may leave us or may be terminated by us at any time, and no assurance can be given that an employee will not misappropriate our proprietary information or that the Korean courts will enforce our rights under the confidentiality agreements. We cannot guarantee that any of the foregoing measures will discourage others from misappropriating our technology or independently developing similar technology.

     We may in the future receive communications from third parties claiming that we may be infringing on certain of such parties' patents and other intellectual property rights. If necessary or desirable, we may seek licenses under such patents or intellectual property rights. However, we cannot assure you that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for technologies we use could cause us to incur substantial liabilities or to suspend the manufacture or shipment of products or our use of processes requiring the relevant technologies. Litigation could result in significant expense, adversely affecting our sales of the challenged product or technologies and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor.

     We are controlled by a major shareholder

     Chung Moon Soul, founder and former President, Chief Executive Officer and Chairman of the Board of Directors of the Company, together with his family members, directly and indirectly controls approximately 29.09% of our outstanding common stock. See "Directors, Senior Managers and Employees -- Share Ownership". Accordingly, he may be able to influence the composition and decisions of the Board of Directors and shareholder votes relating to certain types of decisions and transactions, including those involving an actual or potential change of control of the Company. In Korea, the rights of minority shareholders and the fiduciary obligations of Directors and majority shareholders may not be as extensive as those in the United States or elsewhere, and your ability to assert any such rights may be limited. In addition, Korean courts may not be willing to enforce judgments rendered against the Company or any of its officers or Directors by courts outside of Korea.

     We rely on key personnel

     Our success depends on our ability to attract and retain additional highly qualified management, engineers and technical, marketing and sales personnel. The process of hiring employees with the combination of skills and attributes required to implement our strategy can be extremely competitive and time-consuming. We may be unable to retain or integrate existing personnel or identify and hire additional personnel. Although Mirae has "key man" life insurance for all executive officers, the loss of the services of key personnel (especially the unexpected death or disability of key personnel), or the inability to attract additional qualified personnel, could have a material adverse effect on our business, financial condition and results of operations.

     We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in negative tax consequences to you

     Since we presently hold a significant amount of short-term investments and other passive assets, including cash, and we anticipate that we will continue to hold a significant amount of passive assets, there is a substantial risk that we will be classified as a passive foreign investment company (a "PFIC") for United States federal income tax purposes. If we are classified as a PFIC for the current or any future taxable year, a U.S. Holder (as defined in "Additional Information -- Taxation--United States Federal Income Tax Considerations") of ADSs or common stock generally would, upon certain distributions by us with respect to the ADSs or common stock or upon a disposition of the ADSs or common stock by the U.S. Holder, be treated as if the distribution or gain had been recognized ratably over the U.S. Holder's holding period for the ADSs or common stock during which we were a PFIC, and the U.S. Holder would be liable for (i) tax thereon, computed at ordinary income rates for any taxable year prior to the first taxable year in which we are classified as a PFIC, and at the highest applicable rate in effect for the U.S. Holder for each taxable year beginning with the first taxable year in which we are classified as a PFIC (other than the current taxable year) and
(ii) an interest charge on the tax attributable to taxable years beginning with the first taxable year in which we are classified as a PFIC (other than the current taxable year). Certain aspects of this adverse tax treatment, however, may be avoided by a U.S. Holder who makes a "mark-to-market" election. See "Additional Information -- Taxation -- United States Federal Income Tax Considerations" for a more detailed discussion of the United States federal income tax consequences of our classification as a PFIC and the tax consequences of the mark-to-market election. Each prospective investor is urged to consult his or her tax advisor regarding the application and the effect of the PFIC rules in connection with the purchase, ownership and disposition of ADSs or common stock.

     Becoming an investment company would preclude us from making subsequent offerings

While we have made a number of investments in Internet-related companies and expect to make additional investments, we believe we are not an investment company as defined in the U.S. Investment Company Act of 1940, as amended, and we do not intend to become an investment company. To the extent we acquire additional investment securities as the result of which the value of our total investment securities exceeds 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, we could become an investment company. If, we became an investment company, we would be precluded from raising additional capital in the United States.

     Recent changes in Korean GAAP may adversely affect our financial results

     See Note 2 of Notes to Consolidated Financial Statements for a discussion of recent changes in Korean GAAP, including changes in the method of accounting for research and development costs and deferred income taxes, that have significantly affected our financial results us since 1998 and may continue to affect us thereafter.

Risks Relating to the Korean and Asian Economic Environment

     We are negatively affected by adverse economic conditions in Korea and elsewhere in Asia

     We are heavily dependent on sales of our products to Korean companies and, as a result, adverse economic conditions in Korea and the financial difficulties of other Korean companies have had a material adverse effect on our business and are likely to continue to have such an effect for some period of time.

     Since early 1997, a number of developments have adversely affected the Korean economy and Korean companies, including Mirae. Korean banks, financial institutions and companies, including the conglomerates commonly known as chaebols that dominate the Korean economy, several of which are our largest customers, have struggled financially. A number of companies and financial institutions have filed for corporate reorganization and protection from creditors and some have gone into liquidation proceedings or have failed. Korea's recent financial and economic difficulties have included:

     o    the depreciation of the won against the dollar and other currencies;
     o    interest rate fluctuations;
     o    reduced credit from foreign banks;
     o    reduced liquidity in the economy;
     o    volatile stock prices;
     o reductions in Korea's foreign currency reserves (which have largely been replenished);
     o declines in credit ratings of Korea and Korean financial institutions and companies; and
     o    higher unemployment.

     The sharp economic downturn in Korea and elsewhere in Asia adversely affected our business as the demand for our customers' products and our products declined. Future economic downturns in Korea, elsewhere in Asia and in our other markets could be detrimental to our business.

     According to the Korean Development Institute ("KDI"), Korea's gross domestic product ("GDP") contracted by 5.8% in 1998. Although we believe that the Korean economy is recovering, as evidenced by subsequent data and forecasts of the International Monetary Fund and KDI, no assurance can be given as to if or when the economy will ultimately improve. Future deterioration of economic conditions in Korea may have a significant impact on the demand for our products and on our financial condition and results of operations.

     Beginning in mid-1997, the economic difficulties experienced by certain Southeast Asian countries, such as Indonesia, Thailand and Malaysia, exacerbated Korea's economic difficulties. More recently, the continuing weakness of the Japanese economy and the volatility of the Japanese yen against the dollar have increased the economic instability in Asia in general and may hinder Korea's ability to recover from its own economic difficulties. Future adverse developments in Southeast Asia, Japan and elsewhere could worsen Korea's economic difficulties by affecting, among other things, Korean financial institutions that have lent to borrowers in such countries, Korean exporters that export to such countries, and Korean companies and financial institutions that rely on credit from Japanese lenders. Any of these developments could adversely affect demand for our products.

     We may be negatively affected by the depreciation of the won and exchange rate fluctuations

     Depreciation and the volatility of the value of the won against the dollar and other major foreign currencies in 1997 had a material adverse effect on the results of operations of Korean companies, including Mirae, and any depreciation and volatility of the value of the won in the future may adversely affect our results of operations and the price of our shares and the ADSs.

     In the second half of 1997, the value of the won relative to the dollar and other major currencies depreciated at an accelerated rate. As a result of this sharp depreciation, the Government was forced to suspend its efforts to support the value of the won, and on December 16, 1997, the Government allowed the won to float freely. Such depreciation of the won relative to the dollar increased the cost of imported goods and services and the won revenue needed by Korean companies to service foreign currency-denominated debt. In the second half of 1998, however, the won began to appreciate relative to the dollar and other major foreign currencies. On December 31, 2000, the Noon Buying Rate was (Won) 1,267.00 to US$ 1.00. Any change in the value of the won relative to other major currencies may adversely affect the financial condition and results of operations of Korean companies, particularly those companies requiring or receiving foreign currencies and those companies with large amounts of short- and long-term borrowings in foreign currencies. Since we are heavily dependent on Korean companies for our sales, the adverse effect of the depreciation of the won and of exchange rate fluctuations on certain of our Korean customers has had, and may in the future have, a material adverse impact on our business.

     Fluctuations in the exchange rate between the won and the dollar will also affect the dollar equivalent of the won price of our shares on the Korea Stock Exchange and, as a result, will likely affect the market price of the ADSs. The fluctuations also will affect the dollar conversion by the Depositary of cash dividends, if any, paid in won on shares of common stock represented by the ADSs.

     We may be negatively affected by interest rate fluctuations

     The developments described above also led to sharply higher domestic interest rates and reduced opportunities for refinancing or refunding maturing debts, as financial institutions in Korea sought to limit their lending and increase their reserves for non-performing assets and securities valuation losses. Average annual interest rates on three-year won-denominated, non-guaranteed corporate bonds rose from 12.6% as of September 30, 1997 to 29.0% as of December 31, 1997. The rates have fallen from 1998 until the present. Internationally, the spreads over United States Treasury Bonds on benchmark dollar-denominated bonds issued by Korea and Korean financial institutions and companies have also risen and fluctuated considerably, but these rates have generally improved and stabilized since the second half of 1998. No assurance can be given, however, that Korean interest rates or rates payable by Korean companies and financial institutions on their foreign currency-denominated debt will not rise in the future.

     Many of our large Korean customers, such as Samsung and Hynix carry significant amounts of debt. As a result of the high domestic interest rates in the last several years, these customers' debt service costs have increased significantly and, as a result, their financial condition deteriorated and capital expenditures, including purchases of our products, declined markedly. If interest rates were to rise again, funding requirements needed by our largest customers to make debt service payments would rise significantly and, as a result, the financial condition and results of operations of these companies would likely be adversely affected, including their ability and willingness to make capital expenditures for mechatronics equipment. This would likely have a material adverse effect on our sales, financial condition and results of operations.

     We may be negatively impacted should the Government discontinue economic reform measures adopted in the wake of the Asian economic crisis

     As a result of the severe financial and liquidity crises in Asia and in Korea, the Government sought and obtained loans from the International Monetary Fund, the World Bank and the Asia Development Bank in late 1997. In exchange, the Government agreed to institute substantial economic initiatives to address the structural weaknesses in the Korean economy, including, among others, the following:

     o    implementing a policy requiring improved corporate governance;
     o restructuring and recapitalizing the financial sector and making it more transparent, market-oriented, better supervised and free from political intervention;
     o reforming the labor laws to enable corporations to lay-off workers for business reasons;
     o    removing restrictions on foreign investment in the country;
     o    eliminating all cross-guarantees between member firms of chaebols;
     o requiring the divestment of certain non-core business lines by chaebols; and
     o    requiring significant reduction of debt levels.

     No assurance can be given that the Government will continue to implement the various reform programs, that further programs will not be needed or that the Government will sustain the reforms already implemented. If the Government is unable to fully integrate and sustain the reform programs, the International Monetary Fund and other international lenders may withdraw their financial support. Such developments would likely have an adverse effect on the domestic economy, as well as on the financial condition, including liquidity, of Korean companies, including Mirae.

     Our business is subject to risks relating to North Korea

     Relations between Korea and the Democratic People's Republic of Korea ("North Korea") have been tense over most of Korea's recent history. These tensions have been heightened recently by certain events, including (i) North Korea's intrusion in June 1999 over the northern boundary of Korea's territorial waters, which resulted in a series of military clashes with Korea, including an exchange of gunfire and the sinking of a North Korean vessel,
(ii) North Korea's wavering stance with regard to its compliance with the Nuclear Non-Proliferation Treaty, and (iii) North Korea's firing in August 1998 of a mid-range ballistic missile which landed off the coast of Japan.

     In June 1999, North Korea announced its intention to test launch ballistic missiles which could hit target sites in Korea, Japan and the United States. These countries warned North Korea to refrain from any and all current and future plans to test launch medium- to long-range ballistic missiles in the region, particularly over Japan, and have announced an intention to take measures in response to any such missile test. No assurances can be given that the level of tension with North Korea will not increase or change abruptly, and any subsequent adverse impact on the Korean economy could negatively affect Mirae's results of operations and the price of its common stock and the ADSs.

Risks Relating to the ADSs

     The Korea Stock Exchange is a volatile trading market which could affect the price of our common stock and the ADSs

     The principal trading market for our common stock is the Korea Stock Exchange. The Korea Stock Exchange is a volatile market and considerably smaller and less liquid than the securities markets in the United States. The Korea Composite Stock Price Index ("KOSPI"), an index of all equities listed on the Korea Stock Exchange, declined by 41.8% from 647.1 on September 30, 1997 to 376.3 on December 27, 1997, the last day of trading on the Korea Stock Exchange in 1997. The KOSPI has since appreciated significantly, but, more recently, declined again. Any decline in the KOSPI or large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales could adversely affect the value of the won, the foreign currency reserves held by financial institutions in Korea and the ability of Korean companies to raise capital. Continued volatility of stock prices in Korea may have a material adverse effect on our ability to raise capital on the Korea Stock Exchange or elsewhere, and the price of our common stock and ADSs could fluctuate substantially.

     In addition, a disproportionately large percentage of the market capitalization and trading volume of the Korea Stock Exchange is represented by a small number of listed companies and conglomerates. Fluctuations in the share prices of these companies can have a significant effect on the market price of other listed companies, including the price of our common stock and, consequently, the ADSs.

     Liquidity of the ADSs may be limited

     The ADSs were listed on The Nasdaq National Market on November 17, 1999 under the symbol "MRAE". An active market for our ADSs has not yet developed. There can be no assurance that an active market will develop or, if such a market does develop, that it will continue.

     Volatility of The Nasdaq National Market may adversely affect the price of the ADSs.

     Certain stocks listed on The Nasdaq Stock Market have recently experienced significant price and volume fluctuations and decreases which have adversely affected the market price of our and other stocks listed on The Nasdaq Stock Market without any regard to the underlying fundamentals of such stocks. Recent fluctuations have been particularly acute for high technology sector stocks. These broad market fluctuations, which may occur in the future, as well as issues more specifically related to our business activities or prospects, our financial performance, intellectual property, the semiconductor and semiconductor related industries or the Internet industries, may continue to adversely affect the market price of the ADSs.

     Preemptive rights may be unavailable to holders of ADSs in certain circumstances

     The Commercial Code of Korea and our Articles of Incorporation require us, with certain exceptions, to offer shareholders the right to subscribe for new shares of our common stock in proportion to their existing ownership percentage whenever new shares are issued. Under the deposit agreement (the "Deposit Agreement") among the Company, the Depositary and all holders and beneficial owners from time to time of the ADSs, if we offer or cause to be offered any rights to subscribe for additional shares of our common stock or any rights of any other nature, the Depositary, after consultation with us, may (to the extent that the Depositary determines that it is lawful and feasible) make such rights available to the holders of ADSs or dispose of such rights on behalf of such holders and make the net proceeds available to them. If the Depositary is unable to take such actions, it may allow the rights to lapse with no consideration to be received by the holders of ADSs. The Depositary is not required to make available any rights to subscribe for, or to purchase, any securities unless and until a registration statement under the U.S. Securities Act of 1933 (the "Securities Act") is in effect with respect thereto or unless the offering and sale of such securities is exempt from or not subject to the registration requirements of the Securities Act. We are under no obligation to file a registration statement under the Securities Act to enable holders of ADSs to exercise preemptive rights for shares of our common stock underlying their ADSs, and no assurance can be given that such registration statement would be filed. Holders of ADSs that are not entitled to exercise preemptive rights for common stock underlying their ADSs may suffer dilution of their interests in us.

     Your ability to deposit shares into the depositary facility may be limited

     Under current Korean laws and regulations, neither shares of our common stock acquired in the open market nor shares withdrawn from the depositary facility may be deposited or redeposited, as the case may be, in the depositary facility without our consent. However, we have consented to any deposit unless such deposit is prohibited by Korean law or violates our Articles of Incorporation. No assurance can be given that the deposit of such shares would always be permitted.

     As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the Depositary to exercise those rights

     The rights of shareholders under Korean law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining the Company's accounting books and records and exercising appraisal rights, are available only to holders of record. Since the Depositary, through Korea Securities Depository (the "Custodian"), is the holder of record of the shares underlying the ADSs, only the Depositary can exercise those rights in connection with the deposited shares. The Depositary will, if we ask it to, make efforts to vote the shares underlying your ADSs as instructed by you and will pay to you the dividends and distributions collected from us. However, in your capacity as an ADS holder, you will not be able to bring a derivative action, examine the accounting books and records of the company or exercise appraisal rights. Furthermore, we may not ask the Depositary to solicit your instructions on how to vote. If you surrender your ADSs and take delivery of the underlying shares, you can exercise all the rights of a shareholder, including voting your shares. However, you may not be informed of events affecting shareholders sufficiently in advance to withdraw your shares and exercise your rights as a shareholder.


ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT

     Our legal and commercial name is Mirae Corporation. Our head office is located at #9-2, Cha Am-Dong, Chun An, Chung Chong Nam-Do 330-200, Republic of Korea and our telephone number is (8241) 559-8700. We have appointed MiRae America Inc., 48119 Warm Springs Blvd., Fremont, California 94539, as our agent in the United States of America for sales and customer service.

     Mirae Corporation was founded as a sole proprietorship in 1983 and incorporated as a limited liability company under the laws of Korea in December 1990. Shares of our common stock were listed on the Korea Stock Exchange on November 22, 1996 and our American Depositary Shares ("ADSs") were listed on The Nasdaq National Market on November 17, 1999.

     Since 1983, we have manufactured and sold lead frame magazines and products related to machine tools, and, in 1989, we diversified into manufacturing handlers primarily for sale to domestic semiconductor manufacturers. Handlers are specialized robotic machines used to move devices during the testing phase of the semiconductor manufacturing process. Since 1991, we have expanded our handler product line to include various models of memory test handlers, memory module test handlers, non-memory test handlers and burn-in sorters. While improving our handler product line, we developed a strong research and development capability in our core competencies: precision mechanism, intelligent control and machine vision. For the years ended December 31, 1998, 1999, and 2000, sales of handlers accounted for 86.4%, 44.5%, and 29.9% of our total sales, respectively.

     In 1998, we applied our process know-how and our core competencies to design and develop advanced surface mount device placement systems ("SMD placement systems"), machines which affix electronic devices onto printed circuit Boards, and TFT-LCD handlers and testers, machines which handle and test a new generation of flat panel displays. In 1999, we began to sell these new product lines in and outside Korea. We believe that our handlers, SMD placement systems and TFT-LCD handlers and testers are among the most advanced in the industry. For the year ended December 31, 2000, SMD placement systems became our major products, accounting for 48.8% of our total sales.

     In addition, beginning in 1999, we expanded beyond our mechatronics and semiconductor-related products by developing and offering Internet search and portal services through our joint venture affiliate, Lycos Korea, Inc. ("Lycos Korea"), security solutions for on-line banking, trading and electronic commerce through our subsidiary, SoftForum Corporation ("SoftForum"), two-way multimedia satellite portal services through our subsidiary, Mirae Online Co., Ltd., and B2P (Business to Professional) portal sites through our joint venture affiliate, Korea Internet.com Co., Ltd. ("Korea Internet.com").

     In July 1999, Lycos Korea, our joint venture with Lycos, Inc., launched a Korean language search and portal site on the Internet. This site provides web search and directory services, guides to online content, aggregated third party content, and community and personalization features. In August and September 1999, Lycos Korea introduced personal home page and e-mail services, respectively, utilizing home-page solutions developed by Tripod, Inc., a subsidiary of Lycos, Inc., and e-mail services developed by SoftForum. Since that time, Lycos Korea has introduced and enhanced multimedia / entertainment content and e-commerce services on the site. Through SoftForum, we intend to capitalize on our research and development capabilities in software development to license cryptographic technology in Korea for use in on-line commercial transactions. We expect to continue to market SoftForum's software-based products principally to government organizations, large enterprises and financial institutions which need secure electronic communications and which conduct transactions over a variety of transmission protocols, including the Internet.

     Our principal capital expenditure in 2000 was for the acquisition of a new building and land in Seoul ((Won) 56,793 million ). We also made capital expenditures of (Won) 7,970 million for machinery and supplies.

B. BUSINESS OVERVIEW

     We believe that our principal products, i.e., handlers, SMD placement systems and TFT-LCD handlers and testers, are among the most advanced and efficient in the industry. We attribute this to our ability to combine our core competencies in mechatronics with our process know-how in semiconductor manufacturing and PCB assembly and inspection processes, together with our software design expertise.

Core Competencies

     Our core competencies are concentrated in three mechatronics disciplines: precision mechanism, intelligent control and machine vision.

         Precision Mechanism

         Precision mechanism consists primarily of four sub-fields: structural analysis and design, kinetic analysis and design, thermofluid analysis and design, and tribology.

         Structural Analysis

         Structural analysis and design entails the development of mechanical parts to achieve an optimized balance between high rigidity and low weight.

         Kinetic Analysis

         Kinetic analysis and design entails the analysis of the dynamic characteristics of mechanical moving parts and their development to maximize the speeds at which such parts operate and minimize the vibrations which result from operating such parts at increasingly higher speeds.

         Thermofluid Analysis

         Thermofluid analysis and design entails the analysis of the effect of temperature on certain materials, the study of the transmission of varying temperatures through these materials and the methods used to control temperature and its related effects.

         Tribology

         Tribology entails the study of the friction, wear and lubrication of interacting surfaces in relative motion.

         Intelligent Control

         Intelligent control consists primarily of five sub-fields: intelligent process planning, optimal motion planning, precision control, high speed control architecture and power electronics technology.

         Intelligent Process Planning

         Intelligent process planning consists of the development of software to manage certain manufacturing processes in order to derive optimal work flow and process planning.

         Optimal Motion Planning

         Optimal motion planning consists of the development of software to determine optimal task sequencing to minimize certain mechanical movements.

         Precision Control

         Precision control consists of the development of software to control the position, velocity, temperature, vibration and force of mechatronic machinery.

         High Speed Control Architecture

         High speed control architecture consists of the development of microprocessors and application specific integrated circuits ("ASICs") based hardware to control and maintain the accuracy of fast-moving components.

         Power Electronics Technology

         Power electronics technology is used to develop dedicated servo amplifiers designed to drive linear or rotary motors for use in mechatronic products. Dedicated servo amplifiers may achieve higher productivity at lower costs than general purpose servo amplifiers.

         Machine Vision

         Machine vision consists primarily of three sub-fields: vision processing, parallel processing architecture and the use of high precision vision algorithms.

         Vision Processing

         Vision processing consists of the development of ASICs and supporting hardware for image processing at high speed.

         Parallel Processing

         Parallel processing architecture consists of the development of technology that enhances the speed and efficiency of multi-tasking.

         High Precision Vision Algorithms

         High precision vision algorithms are used to develop formulae to calculate optimal positioning of items by taking into consideration such factors as rotational angle and the center of gravity of particular components, and to inspect the leads and balls of the electronic devices.

         Process Know-How

         In addition to our mechatronics core competencies, in order to manufacture and improve upon our principal products, we require the know-how and understanding of certain highly specialized engineering processes utilized by our customers. We possess process know-how accumulated through experience and research in areas such as semiconductor handling during the testing phase and PCB assembly and inspection. We believe our core competencies, combined with our know-how and understanding of these processes, will enable us to adapt our handler products, SMD placement systems, and TFT-LCD handlers and testers to meet evolving market demands.

         Software Design Expertise

         In addition to our core competencies, we design software to control a variety of functions in our mechatronics products and have developed expertise in the following three key areas:

     o real-time control software: a software program needed to implement control functions and to respond to signals in a synchronous manner;

     o motion planning software: real-time operating system-based software that plans the movement of each robotic mechanism to complete a given task; and

     o job planning software: a type of PC-based artificial intelligence software for planning the most efficient way for the end user to operate the production equipment.

     While our mechatronics engineers develop algorithms and formulae, our software engineers design software to implement these algorithms and formulae. This permits real-time feedback from various sensors within our mechatronics machines to be processed and used. The ability to develop algorithms, formulae and related software is necessary to design our high-quality mechatronics machines. The close working relationship of our control and software engineers enables us to develop and implement our software more efficiently.

Mechatronics Products

     Handlers

     Since 1989, we have designed and manufactured over 30 different handler models. As of December 31, 2000, we designed, manufactured and sold four types of handlers: memory test handlers, memory module test handlers, non-memory test handlers and burn-in sorters. In developing and manufacturing these machines, we apply similar technology based on our core competencies and software expertise.

     The following table provides information about the thirteen handler models manufactured by Mirae from 1998 to 2000.:




 Products                         Specifications                 Market focus                               Year
                                                                                                            Introduced
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Memory test handlers
MR5400..........................  32/64 device parallel          Pick-and-place type (TSOP,                 1997
                                  testing; 3,600                 QFP); short test time;
                                  UPH; cold to hot temperature
MR5500..........................  32/64 device parallel          Pick-and-place type (TSOP,_                1998
                                  testing; 7,200                 BGA, CSP); very short test_
                                  UPH; cold to hot temperature   time; for fine pitch devices
MR5600..........................  128/64 device parallel         Pick-and-place type (TSOP                  2000
                                  testing; 7,200                 I/II, TQFP, BGA, CSP);
                                  UPH; tri-temperature control   very short test time; for fine
                                  pitch devices

Memory module test handlers
MR7200   .......................  8 device parallel testing;     Pick-and-place type_                       1998
                                  4,200 UPH                      (SIMM, DIMM); short test_
                                                                 time; mass production
MR7300   .......................  8/16 device parallel           Pick-and-place type_                       1998
                                  testing; 1,000                 (SIMM, DIMM, RIMM)
                                  UPH; controlled ambient to
                                  hot temperature
MR7400..........................  Two head design; 8/16 device   Pick-and-place type_                       1999
                                  parallel testing; 5,600 UPH    (SIMM, DIMM);_
                                                                 mass production
MR7500..........................  16 device parallel testing;    Pick-and-place type_                       2000
                                  2,000 UPH; tri-temperature     (SIMM, DIMM & 184 RIMM,
                                  control                        DDR-DIMM
MR7600(1).......................  Customer Oriented              Pick-and-place type_                       2000
                                  Specification;                 (144/168/200/232 SIMM, DIMM &
                                  Applicable to all types of     184 RIMM)
                                  motherboards
Non-memory test handlers
MR1000 Series...................  Power transistor test          Vertical gravity type                      1990
                                  handling with laser marking

MR3000 Series...................  High reliability; easy         Vertical gravity type (DIP,                1997
                                  maintenance;low price          SIP, ZIP, SOP)
MR2600(1).......................  4 device parallel testing;     Pick-and-place type (QFP,                  1998
                                  4,800 UPH; hot temperature     TQFP, PQFP, BGA, PGA)
                                  control

Burn-in sorters
MR9200   .......................  Maximum throughput: 15,000     TSOP, BGA, CSP                             2000
                                  UPH

(1)      As of June 26, 2001, we had no orders for our newly-developed MR7600 model and MR2600 model.

         Memory Test Handlers

     We began manufacturing memory test handlers in 1992, and are now one of the leading manufacturers of memory test handlers in Korea. We based the design of our initial memory test handler models on the standard vertical gravity technology used by other test handler manufacturers. Building on our core competencies and research and development capabilities, we have designed and manufactured our own memory test handlers using pick-and-place technology since 1995. Nearly all of our memory test handlers manufactured in the last three years use pick-and-place technology. However, we also manufacture vertical gravity models on special order from our customers.

     We believe that our memory test handlers are among the most technologically advanced in the industry. Each of our memory test handlers includes a Microsoft Windows NT-based graphical user interface which provides for easy set-up, status monitoring and productivity analysis. Depending on the model, our memory test handlers can process up to 128 devices simultaneously and offer a wide temperature control range. Our most advanced model, the MR5600, features 7,200 (units) throughput per hour ("UPH"), and is designed to handle high speed devices which require shorter test times, such as DDR and RAMbus DRAM, which we expect manufacturers to begin to produce more widely in the next several years. We believe that the MR5600 is among the fastest pick-and-place memory test handlers currently available in the market.

     Memory Module Test Handlers

     We were one of the first companies to develop and manufacture memory module test handlers, which we introduced in 1995. Since that time, we have maintained our position as a leading producer. Memory modules are used to expand memory functions in computers and other IC-related products by combining multiple memory ICs and placing the combined devices onto standardized PCBs. The assembled nature of the memory module, as well as specific memory module tests, require specialized memory module test handler design features.

     Each of our memory module test handlers includes a Microsoft_ Windows NT-based graphical user interface. In addition, each of our memory module test handlers utilizes pick-and-place technology and, in the case of the MR7500, offers a wide temperature control range. Depending on the design specifications, our memory module test handlers can handle between two and 16 modules simultaneously and, in addition, can test under various temperature conditions and offer vertical docking of loader trays. Our most advanced memory module test handler, MR7600, can test and handle all types of motherboards, and, therefore, it helps customers to test and handle modules efficiently.

     Non-Memory Test Handlers

     We manufactured our first test handler for discrete device test handling purposes in 1989. We have since developed test handlers for various non-memory devices, including power and photo transistors, diodes and logic ICs. In 1998 and 1999, we manufactured two series and one model of non-memory test handlers, the MR1000 series, the MR2500 series and the MR3000 series. The MR1000 series of test handlers is used for handling power transistors and the MR3000 series of test handlers is used for handling various types of packages used in non-memory and logic devices. Since non-memory devices are often heavier than memory devices and can be more easily dropped on the contact point on a tester, both the MR1000 series and the MR3000 series consist of vertical gravity type test handlers.

     The MR2500 and MR2600 were developed for the logic IC test handler market. The MR2500 is designed to process logic ICs at ambient temperatures only, and utilizes pick-and-place technology similar to our memory test handlers. Typically, logic IC testers perform more tests compared with memory testers since the circuitry of a logic IC is typically more complex than the circuitry of a memory device. Furthermore, there are more variations to the packaging for and the functionality of logic ICs than there are for memory devices. Consequently, index time is not as important as the easy adaptability of logic IC test handlers to various packaging and functionality characteristics of logic ICs. The logic IC test handler market is highly competitive, though we believe it presents a potential growth opportunity for us because it currently accounts for more than half of the global test handler market. Since we finished the evaluation of market feasibility with our low-end logic IC testers, MR2500 and MR2600, we decided to move more aggressively into the logic IC test handler market this year. We are currently developing new medium- and high-end logic IC test handler models.

     Burn-in Sorters

     We began manufacturing burn-in sorters in 1997. Our burn-in sorter, the MR9200, is used in the extensive reliability screening and stress testing procedure of ICs known as "burn-in." The burn-in process screens for early failures by operating the IC at elevated voltages and temperatures of up to 125 degrees Celsius (257 degrees Fahrenheit) for periods typically ranging from 12 to 48 hours. The MR9200 is a burn-in-board loading and unloading handler. Before loading the devices into the burn-in-board, the MR9200 performs certain basic functional tests. Combining a linear motor system with pick-and-place technology, the MR9200 is, we believe, one of the fastest sorters available, with a maximum throughput of 15,000 UPH.

     Sales and Marketing

     In 1996, 1997 and 1998, our memory test handlers were our best selling product by volume and value, accounting for 64%, 58% and 38% of our total sales, respectively. For 1999, our non-memory test handlers were our best selling product by volume, with sales of 47 units, and our memory test handlers were our best selling product by value, accounting for 20% of our total sales. For 2000, our memory test handlers again became our best selling products both by volume and value.

     The following table shows sales volume, average sales price and sales value of the handlers manufactured and sold by Mirae for each of the periods indicated:

                                                   Year ended December 31,
                      ----------------------------------------------------------------------------------
                                1998                          1999                    2000

                              Average                     Average                      Average
                      Units    sales              Units    sales               Units    sales
Model                  sold    price      Sales    sold    price      Sales    sold     price    Sales
--------------------------------------------------------------------------------------------------------
                             (Average sales price in (Won) millions, sales in (Won) billions)
Memory test handlers.   34      192        6.5      40     228        9.1        73       272    19.9
Memory module test
   handlers.            21      194        4.1      13     326        4.2        21       380     8.0
Non-memory test
   handlers...........  14      50         0.7      47      47        2.2        34       82      2.8
Burn-in sorters....... --       --         --      --      --         --          4       325     1.3
Handler components.... --       --         3.3     --      --         4.8        --       --      --


     Total............  69                14.6     100                20.3       132              32

     Until 1998, we had focused our sales and marketing efforts for handlers on the domestic market, with the vast majority of our sales being made to Samsung and Hynix. However, as a result of the dramatic slowdown of the Korean semiconductor industry in 1997, unit sales of handlers fell by 66%, from 203 units for the year ended December 31, 1997 to 69 units for the year ended December 31, 1998. In 1999, sales of handlers increased from 69 to 100 units, or by a 38.3% increase in volume compared with our sales in 1998. In order to mitigate the decline in domestic sales volumes as compared with our sales results in 1996 and 1997 and to reduce our dependence on the Korean semiconductor industry, we redoubled our marketing efforts within Korea and broadened our sales strategy to focus increasingly on sales opportunities outside of Korea, specifically in the United States, Europe, Taiwan and Singapore. We have increased our handler sales derived from exports from (Won) 1,180 million in 1996 to (Won) 1,350 million in 1997, (Won) 4,733 million in 1998, (Won) 8,858 million in 1999, and (Won) 43.8 billion, or 29.91% of total sales, in 2000.

     We expect that export sales of handlers will continue to create new clients, particularly if the semiconductor market recovers, semiconductor manufacturers shift their production from 64MB to 128MB and/or to 256MB DRAM chips, or manufacturers shift their product portfolio from Sync. DRAM to Rambus DRAM or DDR. We believe that these same factors would also increase domestic demand for our products, since our largest Korean customers are also major global semiconductor manufacturers. However, while domestic and export sales of our handlers should increase if the semiconductor and related industries recover, we would expect the proportion of our sales derived from handlers (89.8%, 86.4% , 44.5% and 29.9% in 1997, 1998, 1999 and 2000,
respectively) to fall as we promote and market our SMD placement systems and our Lycos Korea and SoftForum business lines. Another factor which we believe affects our sales and marketing is the 8% duty payable on handlers imported into Korea. See "Operating and Financial Review and Prospects -- Operating Results--Taxation". In addition, Korean companies purchasing Korean manufactured equipment for commercial use may qualify to receive a dollar-denominated loan with which to purchase such equipment at a preferential interest rate if the equipment meets certain criteria promulgated under the Foreign Currency Credit Regulation. Each of Mirae's handlers meet these criteria and we believe our domestic sales may benefit from this policy.

     We market and distribute our handlers in the domestic market through a direct sales force comprised of three employees based in Chun An city. Domestic customers generally order a handler 2 1/2 to 3 1/2 months prior to the required time of delivery, and are typically required to pay 30% of the contract price at the time the contract is signed. Upon delivery, an additional 60% of the contract price is due, while the remaining 10% is due within 30 days after acceptance by the customer. Since we customize handlers to our customers' design specifications, we do not ordinarily maintain a significant inventory.

     Outside of Korea, we market and distribute our handlers through our overseas sales department which is headquartered at our offices in Chun An city and consists of seven sales personnel. Furthermore, to enhance our marketing in the United States and Europe, we established MiRae America, Inc. in 2000. We also participate in trade shows, providing us with a forum for product demonstrations and customer contact. In addition, we market our handlers through non-exclusive distribution arrangements with various international sales and support agents, including agents in Taiwan, Singapore, Germany, France and the United States. These sales and support agents sold our handlers to approximately 20 customers worldwide in 1999 and 2000.

     Demand for back-end equipment is correlated to semiconductor demand and, consequently, is similarly cyclical (although Mirae estimates that back-end equipment demand fluctuations typically lag semiconductor demand fluctuations by approximately six months). In 1998, 1999 and 2000, our primary market was in back-end equipment, specifically handlers, and our sales results reflected the slowdown in the semiconductor industry and, in particular, the back-end equipment market. From the fourth quarter of 1999, however, the semiconductor industry recovered and our sales results sharply increased. However, the semiconductor industry has suffered low demand since the third quarter of 2000. No assurance can be given when any recovery of the semiconductor industry will bring positive effect. During the economic slowdown, we applied our process know-how, our system design capabilities and our core competencies in back-end equipment to design and develop SMD placement systems and TFT-LCD handlers and testers.

     Customers

     Our principal handler customers are Korean semiconductor manufacturers, which collectively were responsible for more than 67.7%, 56.4% and 39.5% of our handler sales in 1998, 1999 and 2000, respectively. Hynix (then called Hyundai Electronics Co., Ltd.) was our largest customer in 1996 and 1997 and our second largest domestic customer in 1998 and 1999, accounting for 63.3%, 76.7%, 7.1%, and 3.1% of handler sales, respectively. Samsung was our second largest customer in 1996 and 1997 and our largest in 1998 and 1999, accounting for 32.8%, 19.3%, 50.4% and 44.4% of handler sales, respectively. In 2000, Hynix accounted for 9.0% of handler sales, while Samsung accounted for 24.1% of handler sales.

     As our export sales have increased, our customers have diversified and non-Korean customers now represent a major portion of our handler sales. In 2000, export sales for North America, Europe and Asia were 20.4%, 34.0% and 45.7%, respectively. Our major foreign customers, Infineon Technologies AG and King Yuan Electronics Co., Ltd. of Taiwan, accounted for 21.5% and 20.4% of handler sales, respectively.

     Our customer support team consists of sixteen product engineers who repair and service handler products sold to our customers. Of the sixteen support engineers, seven are located in Chun An city and are available to provide support services to our international customers if necessary, eight are located at various locales in Korea and one is based in Taiwan. Our customer service team assists our customers and agents in resolving installation and general function issues. Typically, we are able to deploy service representatives to a customer's site in Korea within 24 hours. We provide high quality service and support which contributes to our ability to attract and retain key customers in Korea. Outside of Korea, after-sales support is typically provided by our overseas agents whom we train. However, we will send engineers from Korea to a customer's overseas facilities when we deem it necessary. We cover the cost of servicing our handlers for the first year of ownership pursuant to the terms of our standard product warranty.

     Competition

     The mechatronics markets are characterized by intense competition, rapid technological and product changes, changing market requirements and significant expenditures for product and market development. In the handler market in particular, the principal competitive factors are throughput, accuracy, reliability and price.

     We believe that we are well positioned to compete in the test handler market due to our primary competitive advantages, including (i) our technological expertise stemming from our core competencies, (ii) our established brand-name recognition in Korean and foreign markets, and (iii) our research and product development, which we believe is among the most advanced in the industry. We believe our ability to price our products competitively is due principally to our core competencies, applied across our mechatronics products, and our relatively flat organizational structure. There can be no assurance, however, that we will be able to continue to compete in our markets, that we will be able to expand our markets or that these markets will continue to grow.

     In the memory test handler market, we believe our primary competitors are Advantest Corporation and Hitachi, Ltd. of Japan and Delta Design, Inc. of the United States. In the memory module test handler market, we believe our primary competitor is Yuil Semicon Co., Ltd. of Korea. With respect to our burn-in sorter business, we believe we compete primarily against Todo Seisakusho Ltd. of Japan and Juntech Co., Ltd. of Korea.

     Seasonality

     Our sales of test handlers tend to be concentrated in the fourth quarter, because most overseas customers tend to place orders for them during the third quarter due to the end of their fiscal year on the last day of September.

     SMD Placement Systems

     Mirae designs, manufactures and sells SMD placement systems, which are robotic machines used for high-speed mounting of a broad range of electronic devices, including ICs onto PCBs. We began manufacturing SMD placement systems in March 1999 with the introduction of six SMD placement system models. We introduced our seventh model, a dedicated IC placement system (the MPS-1050M), in May 1999.

The following table provides details of the seven SMD placement system models manufactured by Mirae in 2000:

                                                                                             Year
          Products                   Specifications               Market focus            introduced
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Chip Mounter
MPS-1010 .                    8 + 8 module heads                         High-end            1999
MPS-1020 .                    8 module heads                      Upper Mid-range            1999
MPS-1030 .                    6 module headss                           Mid-range            1999
Multi function Mounter
MPS-1010P..................   8 + 6 module heads +1                      High-end            1999
                              precision head
MPS-1010P..................   8 + 6 module heads +1                      High-end            1999
                              precision head
MPS-1020P..................   6 module heads + 1 precision              Mid-range            1999
                              head
MPS-1030P..................   4 module heads+1precision         Low- to mid-range            1999
                              head
MPS-1020QP                    4 precision heads                          High-end            2000
IC placement system
MPS-1050M..................   IC placement dedicated                           --            1999
                              machine
                              (4 precision heads)

     Our SMD placement systems use an advanced form of pick-and-place technology to place a wide variety of electronic components onto PCBs. Depending on the model, our SMD placement systems may be equipped with single or dual X-Y high speed, high precision gantries (robotic arms which pick-and-place electronic components); up to two high speed module heads on which up to eight nozzles can be affixed; and one or four precision heads. Our high speed module heads feature system speeds (or tact times) of up to 0.096 seconds per chip and accuracy of 0.1mm for simple devices and 0.04 mm for fine-pitch devices. Precision heads are used to mount precision devices with packaging types including BGAs and QFPs and non-standard devices such as connectors and capacitors.

     Each of our SMD placement systems include a custom-designed linear motor which provides instantaneous gantry acceleration of up to 4.5g (gravitational acceleration), our vision system which permits vision processing at high speeds, a Microsoft_ Windows-2_-based graphical user interface and "intelligent" component feed subsystems which can reduce the mispicking of parts and enhance placement reliability. While all of our SMD placement systems can be configured to handle a wide range of electronic components, our dedicated IC placement system, the MPS1050M, is particularly well-suited to assemble memory modules and PCBs on which many ICs are placed because it is equipped with four precision heads that can pick up to four memory devices simultaneously and place each device one by one. Many of these technologies have been adapted from the technologies which we have developed in our core competencies and in the manufacturing of our handler products, and we believe these technologies will enable us to produce and sell SMD placement systems that are among the most advanced in the industry.

     Upon the request of a customer, we can integrate into our SMD placement systems our custom software system designed to manage the entire PCB assembly process. Software used with our products is designed by our software engineers and our research partners at Korea Advanced Institute of Science and Technology. See "Operating and Financial Review and Prospects -- Research and Development".

The following diagram illustrates the typical PCB assembly process:

                              [graphics omitted]


     Our MPS1010 SMD placement system is designed for the high-speed, high-end segment of the SMD placement system market, while our MPS1020 and MPS1030 SMD placement systems are designed for the medium-speed, multifunctional and low- to mid-range segment of the SMD placement system markets, respectively.

     In 2000, MPS 1010 was our best selling product by volume and value, accounting for 34.6% of our total sales of SMD placement systems. MPS 1030P was our second-best selling product by value, accounting for 8.9% of our total sales of SMD placement systems.

                                               Year ended December 31, 2000
                             (Average sales price in (Won) millions, sales in
                             (Won) billions)
       ----------------------------------------------------------------------------------------
       Model             Units sold             Average sales price                      Sales
  -----------------------------------------------------------------------------------------------------
  ----------------------------------------------------------------------------------------------------
  MPS-1010                  121                         183                               22.1
  MPS-1010P                  20                         216                                4.3
  MPS-1020                   4                          126                                0.5
  MPS-1020P                  46                         133                                6.1
  MPS-1030                   50                          92                                4.6
  MPS-1030P                  54                         105                                5.7
  Others                     73                         117                                8.7
  Components                                                                              19.3
       Total                                                                              71.3

     Sales and Marketing

     We first introduced our SMD placement systems in 1999 at the Nepcon trade shows in the United States, Korea and China. Unlike our test handlers, our SMD placement systems need not be custom-tailored to the design specifications of our customers and, therefore, may be mass produced. We market and distribute our SMD placement systems in Korea through a direct sales force comprised of five employees based in the city of Bundang and six agents. At the time of delivery and acceptance, customers are typically required to pay 20% of the contract price. The balance (plus interest) is typically due in installments over the course of the twelve months following delivery and acceptance.

     Outside of Korea, we market and distribute our SMD placement systems through arrangements with agents in various Asian countries, including KETECA Singapore Pte. Ltd. in Singapore, Banner-Ever International Group Corp. in Taiwan and China, and TS (Hong Kong) Corp. in Hong Kong. Our agency agreements provide that an agent may only sell SMD placement systems manufactured by Mirae. In December 1999, we entered into a three-year sales and distribution agreement with Ryoko, a Japanese corporation. Under the terms of the contract, we appointed Ryoko as our exclusive distributor in Japan of certain models of our SMD placement systems and Ryoko agreed not to sell or distribute any competing SMD placement systems.

     Outside of Asia, our SMD placement systems were sold to customers in North America, South America, Europe, Africa and Israel on an exclusive OEM basis through Quad Systems Corporation ("Quad"). Our sales to Quad had been governed by a three-year agreement, dated June 1, 1999, pursuant to which we appointed Quad as our exclusive distributor of SMD placement systems in the regions noted above. Quad was authorized to sell these products under its own name, trademark or logo, and could not sell competing products manufactured by any other supplier, other than SMD placement systems which Quad was contractually obligated to distribute on behalf of its previous supplier. However, Quad filed under Chapter 11 of the U.S. Bankruptcy Code on December 18, 2000 and Quad's bankruptcy is currently pending in the Federal Bankruptcy Court for the Eastern District of Pennsylvania. Due to Quad's Chapter 11 situation, our sales in the U.S. and European markets were suspended after the third quarter of 2000. Our unpaid accounts receivable from Quad total (Won) 5,066 million, and we provided an allowance for the entire amount of such receivables as of December 31, 2000 by recording them as a loss in the "other expenses" item in our 2000 financial accounts.

     We are targeting potential Korean customers, including certain personal computer and telecommunication manufacturers, PCB manufacturers and more than 300 small- to medium-sized PCB printing and manufacturing companies, through our direct sales force and agents. We intend to market our SMD placement systems, with a particular emphasis on export sales, by further developing new and existing relationships with dealers and agents in and outside of Korea, as well as by continuing to participate in trade shows. Since the market for SMD placement systems is larger than that of test handlers, we believe that the potential global market for our SMD placement systems is larger and less volatile than that for our handlers.

     Customers

     While handlers are primarily purchased by major semiconductor manufacturers, SMD placement systems are purchased by large and small electronic manufacturers. Our principal customer for SMD placement systems in 1999 was Quad, to whom we delivered 37 units (at a value of (Won) 4.8 billion). In addition, we delivered 25 SMD placement systems to nine other customers in 1999 (at an aggregate value of (Won) 5.0 billion). In 1999, approximately (Won) 3.2 billion of sales of SMD placement systems were made to domestic customers and approximately (Won) 6.6 billion in sales were exported to international customers. In 2000, our export sales constituted 40.4% of total sales. Our principal customers in the international market were Banner-Ever International Group Corp. and Quad, accounting for 11.9% and 11.8% of sales our SMD placement systems, respectively.

     We maintain a team of fifty engineers at our facility in Bundang city, where we maintain our research and development center as well as SMD placement systems customer service and marketing divisions. The support team addresses customers' telephone inquiries and also provides on-site service to customers within Korea. We also send engineers outside of Korea to a customer's facility when necessary. We have one customer support engineer stationed in Shanghai, and we are considering staffing an engineer full-time in each of Shenzhen, Singapore, Taiwan and Tokyo. We typically cover the repair and maintenance costs of SMD placement systems sold directly by us or our agents in Asia for the first year following sales pursuant to the terms of our standard product warranty. Quad was solely responsible for the service and support of all our SMD placement systems it sold.

     Competition

     With the exception of one Korean manufacturer, the domestic and international markets for SMD placement systems are dominated by a number of Japanese competitors, including Fuji Machine Manufacturing, Matsushita Electric Industrial Co., Ltd., Yamaha Motor Co. Ltd. and Juki Corporation and, in the United States, Universal Instruments Corporation. In addition, Siemens AG produces a high-end SMD placement system utilizing pick-and-place technology.

     We believe our SMD placement systems have advantages over those produced by certain other manufacturers primarily as a result of our having combined our core competencies, such as advanced control hardware, machine vision and linear motor design technologies, with our advanced real-time control software-based robots. As a result, we believe we produce among the most advanced SMD placement systems in the market, including one of the fastest pick-and-place SMD placement systems available on the market. In addition, we believe that our SMD placement systems yield among the highest tact times and throughput in the industry among pick-and-place systems, require short changeover times from one PCB board to another, provide users with a high degree of flexibility in terms of the configuration and types of mounter heads available and are easy to operate. We also believe the incorporation of our PCB assembly support software into our SMD placement systems may attract new customers due to the resulting ease of use and integrated process control provided by such incorporation.

     We intend to continue to price our SMD placement systems competitively. In addition, we believe that domestic demand has been enhanced by the 8% duty applicable to most SMD placement systems, and the 18% special duty applicable throughout 2000 to certain low-end SMD placement systems imported into Korea, including those which compete with the models we produce. See "Operating and Financial Review and Prospects--Results of Operations--Taxation".

     Seasonality

     The order rate for our SMD placement systems tends to be lower in Asia during the months of January, February, June and July.

     TFT-LCD Handlers and Testers

     Mirae began developing its TFT-LCD handler and tester products in 1994 with the production of the MR6520, and began to actively market additional TFT-LCD handler and tester models in 1997. In 1999 and 2000, we manufactured two different TFT-LCD handler models, the MC2410 and the MC2510, and one TFT-LCD tester model, the MR6560.

     Of the three testing phases in the TFT-LCD manufacturing process, the array phase, the cell phase and the module phase, our TFT-LCD handlers are used in the cell phase and our TFT-LCD testers are used in the module phase. During the cell phase, liquid crystal is inserted into cut glass and various tests are performed on the semi-finished panel. These tests are facilitated by a TFT-LCD handler which automatically conveys a cell to a test site by interfacing with a tester and, following the appropriate tests, transfers the tested cell to a cassette. The cell encased in a cassette is carefully moved to the manufacturing line and processed into a display module. During the module phase, the major components of the TFT-LCD panel, which drives and controls the display, are attached and tested. Our TFT-LCD module tester inspects LCD displays for optical defects after the color cell construction phase. The tester uses a high resolution camera and is driven by specialized software developed in-house to quantitatively measure critical optical qualities, such as contrast, luminance and color balance, and to precisely locate various pixel defects.

     While cathode ray tubes ("CRTs") are still commonly used in display monitors, TFT-LCDs are incorporated in many notebook computers and are also penetrating the desktop PC monitor market. We expect that as TFT-LCDs increasingly replace CRTs, demand for TFT-LCDs and, consequently, for TFT-LCD handling and testing equipment should increase. However, this shift in demand may be largely dependent on price declines of TFT-LCD screens, as such screens are significantly more expensive than a comparable CRT screen.

     As of December 31, 2000, the market for our TFT-LCD handlers and testers was comprised exclusively of domestic manufacturers of TFT-LCD screens. As we have existing relationships with Korean semiconducter manufacturers who also manufacture TFT-LCDs, we are focusing our marketing efforts on these customers to strengthen our relationships and on other major individual producers of TFT-LCDs in Korea, with frequent direct one-on-one sales contacts.

     In 1999, we delivered four units of our MC2510 model and one unit of our MC2410 model at an aggregate contract value of (Won) 1,960 million and (Won) 425 million, respectively. In 2000, we delivered 28 units of both models at
(Won) 11.2 billion.

     In both the TFT-LCD handler and tester markets, our major competitors are Micro Japan Corporation of Japan and Pyung Chang High Tech of Korea. We believe that the advanced technology of our TFT-LCD handler and tester products, including high throughput, competitive pricing and locally-based support, will help us become competitive in the domestic TFT-LCD handler and tester markets.

     Lead Frame Magazines

     Since 1983, Mirae has manufactured lead frame magazines (aluminum carriers used to transport lead frames in their fragile state before dies are bonded onto them). Lead frames are essentially the skeleton of the semiconductor chip to which dies are bonded.

Our original product line was manufactured using cutting technology. However, beginning in 1984, we switched from cutting to machine tool technology, as machine tool technology, especially press-cutting, increases the uniformity and precision of the finished lead frame magazines. We manufactured our lead frames exclusively for the Korean domestic market. In 1997, 1998 and 1999, we sold (Won) 4.1 billion, (Won) 2.2 billion and (Won) 3.5 billion of lead frame magazines, representing approximately 6.7%, 12.8% and 7.6% of our sales in these periods, respectively. Our principal customers were Samsung, Anam Semiconductors & Technology Co., Ltd., ChipPAC, Inc. and Hynix.

     In September 1999, we spun-off the manufacturing of this business segment to a group of our employees in line with our strategy to outsource low value-added, labor intensive production processes. However, we continued to market lead frames under our name in 2000 and sold (Won) 4.7 billion of lead frame magazines. From 2001, we expect that Nail System Co., Ltd., the spun-off company manufacturing lead frame magazines, will be able to market their products directly.

Raw Materials

     We generally do not accumulate inventory of raw materials as we typically commence production of our various mechatronic products only upon receipt of confirmed orders from our customers. However, in 1999, we began to accumulate raw material inventory required for the production of SMD placement systems in order to meet our projected customer demand on a timely basis. Our principal raw materials consist of:

     o    for handlers: servo motors, servo amplifiers and personal computers;

     o for SMD placement systems: linear motors, servo amplifiers and machine vision components; and

     o for TFT-LCD handlers and testers: linear motors and various robotics components.

     With respect to our handlers and SMD placement systems, we typically use between 22,000 and 24,000 component parts. Of these component parts, the majority are fabricated by our suppliers (or their manufacturers) based on our design specifications and instructions. The remaining component parts are commodity goods that are available from a wide variety of suppliers. In 1999 and 2000, no supplier accounted for more than 10% of our raw materials costs.

     In 1998, 1999 and 2000, approximately 50%, 60% and 65% of the raw materials costs for our handlers, SMD placement systems, and TFT-LCD handlers and testers were imported, respectively. In the future, we expect to purchase many of these parts domestically to lower our raw materials costs.

     As we have been paid in foreign currencies (primarily U.S. dollars and Japanese yen) for many of our export products, we have been able to maintain foreign currency balances with which to purchase imported raw materials. Accordingly, we have not been adversely affected by exchange rate fluctuations on the cost of such raw materials.

Manufacturing and Assembly

     We outsource many of our basic assembly line functions to reduce total fixed costs, particularly labor. Internally, separate engineering teams are responsible for handlers, SMD placement systems, and TFT-LCD handlers and testers, share technology and apply many of the same core competencies across these product lines.

     We have developed detailed procedures for production management. Our three person development verification test team oversees production management and technology, and is responsible for gathering customer feedback. Typically, our manufacturing process includes four major stages: raw material inspection, processing, assembly and final testing. After each stage, quality testing takes place. Defective products or components are analyzed to assess the defect and prevent recurrences in the future.

     In connection with production management, we prepare a detailed manual outlining the assembly and parts inspection process. By developing a detailed standardized document, we can assure consistency in manufactured products and easily train new employees. We then establish criteria for parts inspection and final testing. We frequently update the criteria to reflect customer input, as well as feedback collected throughout the manufacturing process, and we believe that having detailed pre-set criteria makes inspection and testing more efficient. Finally, we emphasize a rigorous final testing procedure. We believe our commitment to quality management, for which we have received ISO 9001 certification for our handlers, results in higher levels of customer satisfaction.

     Background

     The semiconductor manufacturing process involves two principal phases, wafer processing (the "front-end") and assembly/test processing (the "back-end"). Since the production costs associated with front-end processing are high, manufacturers seek to minimize losses during back-end operations from defective processing, and to maximize throughput and shorten the time-to-market for semiconductors and other devices.

     The back-end manufacturing process involves separating individual dies or chips from the wafer, bonding each chip on a plated metal lead frame or other carrier and connecting the chip onto external leads. The chips are then encapsulated in an epoxy plastic, the leads are deflashed and tin-plated, the devices are separated, and the leads are trimmed and formed. Throughout the back-end process, devices are tested to ensure functionality, and sorted in accordance with the test results.

     The following diagram illustrates the back-end manufacturing process flow:

                              [graphics omitted]

     Different types of devices, such as linear ICs and logic ICs, memory and individual transistors (discretes), and different types of packages require different assembly and packaging and, therefore, different testing solutions. Semiconductor manufacturers rely on a multiple-step testing and reliability screening procedures to detect defects or weaknesses that may result at any stage during the manufacturing process. The initial testing phase is typically performed before the processed semiconductor wafer is cut into individual die. After the die are packaged, a test for packaging defects is performed. Certain devices then undergo an extensive reliability screening and stress testing procedure known as "burn-in". The final testing phase involves the use of automated test equipment -- or "testers" -- that evaluate numerous devices simultaneously and perform a variety of tests at various temperatures.

     Test handlers facilitate the testing process. Test handlers are specialized robotic machines that (i) carry devices on loader trays to testing equipment, (ii) feed devices into and remove devices from the testers once the testing process is complete, and (iii) sort tested devices into bins based on pre-programmed grading criteria. The grade received determines the type of application for which a device may be used, with a higher grade allowing for more sophisticated applications.

     Test handlers use either "vertical gravity" or "pick-and-place" technology to interface devices with a tester. Vertical gravity handlers essentially drop devices onto the contact point of a tester. Pick-and-place test handlers, which became the industry standard following the development of the 64MB DRAM, use vacuum technology and are designed for linear processing of a device to a contact point on a test handler.

     Typically, test handlers are customized to meet the product specifications designated by a customer to ensure proper operation with its tester. A customer's specifications relate principally to the tester software program and the tester interface software program to be used, the shape of the interface board linking the tester to the test handler, the function, shape and design of the individual device package, and the shape of the device loader tray. The number of units processed per hour is dependent on the operational specifications of a particular test handler, the speed of the tester to which it is connected, and the type and number of devices being tested. A test handler's index time which exceeds a tester's device test time prevents a tester from sitting idle, thereby ensuring productivity of the testing process.

Internet Businesses and On-line Solutions

     In line with our corporate strategy of differentiating our product base and entering new markets that we believe offer significant growth opportunities, we began in 1999 to turn our attention to the formation of, and investment in, companies and joint ventures that focus on the development of Internet services in Korea. This new Internet strategy resulted in the formation in March 1999 of Lycos Korea, now one of the leading Korean language Internet portal sites, and the incorporation in March 1999 of our subsidiary SoftForum, now a leading Korean provider of security solutions for on-line banking, trading and electronic commerce. Since that time, we have further positioned ourselves to become a leading provider of Internet-related services in Korea by establishing other joint ventures and strategic alliances with, and by making strategic investments in, Internet companies.

     Lycos Korea

     Lycos Korea was formed in March 1999 as a joint venture in which we and Lycos, Inc. of the United States had an equal shareholding. In March 2000, Lycos Korea issued an additional 3,122 shares worth an aggregate 13.5% interest in Lycos Korea at (Won) 18 million per share. Of the 3,122 shares, Lycos Korea sold 2,313 shares to Mirae Asset Venture Capital, and the balance to Sumitomo Corporation, Singapore Telecom and Hikari Tsushin Capital. Currently, Lycos, Inc. and Mirae each own a 43.25% shareholding in Lycos Korea and operate Lycos Korea as a joint venture.

     Lycos Korea offers a Korean language portal site on the Internet that provides web search and directory services, guides to online content, aggregated third party content, and community and personalization features. Lycos Korea launched its Internet operation, www.lycos.co.kr, in July 1999 and introduced free personal home page services in August 1999. Utilizing solutions developed by Tripod, Inc., a subsidiary of Lycos, Inc., Lycos Korea offers Internet users 12 megabytes of webspace on which to create personal homepages and join interest-based on-line communities.

     In addition to home page services, Lycos Korea offers a search engine designed to effectively search information on the World Wide Web in Korean. Lycos Korea also offers various content on its website. Services currently offered by Lycos Korea include:

     o Securities Information: users can obtain free-of-charge a variety of securities information from the main page, including charts, news, market status reports and stock recommendations as well as information regarding composite indexes, KOSDAQ, KOSPI 200, futures, increase ratios and shares/contracts traded. Users may also access trend charts and MyStock (a real-time portfolio valuation service). In addition, differentiated information is provided in conjunction with Lycos Korea's partner securities companies (including LG Securities, Kyobo Securities, Daishin Securities, Hyundai Securities and Dongwon Securities).

     o Chatting Service: an internet chat service allows real time on-line communication. Lycos Korea commenced its chat service in December 1999.

     o Games: users have free access to games such as Go, chess, o'mok and others. Lycos Korea began to provide a comprehensive game platform in December 1999.

     o Real Estate: this service provides a variety of real estate information and data, including prices for apartments using appraisal factors such as geography, proximity to parks and views, as well as comparisons of appraisal prices and market prices. Lycos Real Estate is supplied by Ten Co., a specialized real estate information supplier.

     o Job Placement Center: users have access to an integrated employment information site run jointly by Career Magazine (a professional Internet employment agency) and Hankyung Disco (a specialized employment agency owned by the newspaper, Korea Economic Daily), providing job-related information supplied to Lycos Korea for a fee. Additional features offered include "Search for Employment Hot News," which allows users to find recent employment notices, a Lycos Korea version of "Careeron," a webzine specializing in employment, "Hankyung Enterprises Information," which includes current job placement information for major Korean businesses, and "Employment Guide", a job placement service.

     o Lycos News: through cooperation with Moon-hwa Broadcasting Corporation ("MBC"), one of three national Korean television broadcasters, Lycos News provides a real-time news service on-line in exchange for MBC's advertising Lycos Korea's web address on its nightly news programs. Other contracted news content partners include the Korea Economic Daily and the Yonhap News.

     o Entertainment: Lycos Korea's entertainment service includes providing users entertainment and educational information supplied by I-Popcorn and the Daily Sports News.

     o Automobiles: users may access information on domestic car sales through Lycos Motor Service, provided in cooperation with Logos CyberTec. Specific information, such as a car's features and colors, as well general information, including the results of driving and crash tests, is also available.

     o Lycos One-Click: Lycos One-Click is an "Internet Auto-connection Program" that can be installed on a PC for easy Internet access including, for instance, allowing users instant access to all of Lycos Korea's services, such as free homepages from Tripod, Lycos Club, Lycos Mail and securities information. Internet access through One-Click also offers users a translation feature that translates Japanese into Korean.

     o Lycos Mail: users have available a free encrypted e-mail service utilizing SoftForum's security software solutions. Lycos Korea launched this service in September 1999.

     o Maps: users can locate specific destinations on maps based on address, name or zip code. This services includes a search function for finding the shortest route from one site to another, as well as a function for locating hospitals, banks, restaurants, department stores and other destinations.

     o Lycos Korea Auction Site: users can access an auction site service launched in January 2000 through a partnership with a local Internet auction company.

     Lycos Korea is currently developing additional services similar to those offered by Lycos, Inc. and Lycos, Inc.'s subsidiaries in other countries, including enhancements to its Internet search and e-mail services.

     Lycos Korea generates revenue primarily through the sale of advertising space. Additional revenue is received through commissions from electronic commerce service providers, whose websites are accessed through hyperlinks on Lycos Korea, and through "ad commerce", where advertisers pay Lycos Korea commissions for revenue they earn as a result of their advertising on the Lycos Korea search and portal site. As of March 31, 2000, registered members for the Lycos/Tripod service in Korea had reached over two million users and Lycos Korea's average page views per day was approximately 24 million.

     Lycos Korea has entered into a number of advertising, sponsorship and e-commerce agreements with companies in various industries, including LG Securities, Hyundai Motor, Samsung Life Insurance, Korean Air, Dacom, Compaq and OneClick, as well as Lotte and Samsung Cyber-Shopping Mall.

     The Board of Lycos Korea is comprised of two representatives from each of Lycos, Inc. and Mirae, with the Representative Director (or chairman) appointed by Mirae. The Statutory Auditor is appointed by Lycos, Inc. Currently, Mr. Jonghyun Ka is the Representative Director of Lycos Korea and Mirae's former president, Mr. Chung Moon Soul, is a Director of Lycos Korea.

     Pursuant to the terms of a license agreement between Lycos Korea and Lycos, Inc. and a license agreement between Lycos Korea and Tripod, Inc., Lycos Korea is required to pay an annual royalty in the amount of 5% of its gross revenues to Lycos, Inc. In exchange, Lycos, Inc. and Tripod, Inc. have agreed to provide certain software and intellectual property related to the provision of Lycos' web search engine and Tripod's homepage building and web site community services. In addition, in May 1999, Mirae agreed to provide Lycos Korea with a loan of up to (Won) 6.25 billion at an annual interest rate equal to the higher of 8% or the bank overdraft rate. As of December 31, 2000,
(Won) 6.25 billion had been loaned to Lycos Korea and remains outstanding.

     For the fiscal year ended July 30, 2000, Lycos Korea was operating at a loss of (Won) 13,925 million. Its products and services generated sales of
(Won) 7,436 million.

     SoftForum

     SoftForum offers security solutions developed for on-line banking, trading and electronic commerce. SoftForum was incorporated in March 1999 as a subsidiary, 55.47% of which is now owned by Mirae, 27.58% of which is owned by SoftForum employees, 9.28% of which is owned by Dongwon Venture Capital Co., Ltd. and 7.67% of which is owned by Mirae Asset Venture Capital. SoftForum's security solutions provide secure trading and on-line banking between financial institutions and end users, offering authentication technology and secure technology for Internet websites and Internet transaction systems.

     SoftForum offers products in five major areas: cryptographic technology, certification authority ("CA"), public key infrastructure ("PKI"), user authentication solutions and secure web mail. Our cryptographic technology enables users to send and receive encrypted data. Our leading product offering in this area is XecureWeb. CA is an electronic commerce solution which generates electronic signatures and manages the electronic signatures on the database for easy confirmation by a service provider. SoftForum's PKI security package is a comprehensive security solution incorporating SoftForum's major security applications, including cryptographic technology and CA solutions. User authentication solutions, such as SoftForum's "OnceID" product, allow users to identify themselves to a remote system via a password with a one-use lifespan. SoftForum's web mail enables web users to exchange encrypted e-mails.

     SoftForum developed customized security solutions for electronic commerce to be offered by Goldbank, one of the leading Korean cyber-shopping services, and secure web mail for Lycos Korea. In addition, SoftForum has sold over 30,000 "OnceIDs" to several major Korean banks, and has sold its crytographic technology, CA and PKI solutions to a wide variety of Korean financial and quasi-governmental institutions including, in the case of its PKI solutions, to three major commercial banks, Kookmin Bank, Hanvit Bank and ChoHung Bank, and two investment trust companies, Daehan and Korea Investment Trust.

     SoftForum is currently developing encryption solutions using wireless technology for individual consumers, as well as for banks and financial institutions and for business-to-business applications.

     We believe that Internet and electronic commerce will continue to grow in popularity in Korea, which may lead to increasing demand for SoftForum's security solutions. While SoftForum licenses what we believe to be leading security solution technology in Korea, there are at least ten competitors in the Korean security solution market, particularly Samsung SDS Co., Ltd. And Initech Co., Ltd.. We intend to continue to manage SoftForum by aggressively marketing its products and services and by investing as much as 10% of SoftForum's total sales into research and development.

     In 2000, SoftForum's security solutions products and services generated revenues of (Won) 9,560 million, more than double its sales of 4,195 million in 1999, and a net income of (Won) 2,079 million.

     Other Investments

     Since the formation of Lycos Korea and SoftForum, we have invested an additional (Won) 14.7 billion in a variety of Internet-related companies, and have formed a number of strategic alliances. The most significant of these are discussed below:

CyberBank Co. ("CyberBank"): In March 2000, Mirae acquired a 1.47% interest, which was diluted to 1.36% after CyberBank issued an additional 55,022 shares to Softbank Co. of Japan and Samsung. CyberBank develops personal data assistants (PDAs) that combine a traditional PDA with mobile phone and wireless Internet capabilities. Mirae has entered into a strategic alliance with CyberBank and Telson Electronics Co., Ltd. ("Telson") in December 1999, pursuant to which Telson agreed to manufacture the PDAs on an OEM basis, and we agreed to market the product. This contract expired in December 2000, and now Samsung manufactures the PDAs on an OEM basis. The PDAs will allow users to access and view in color information on the World Wide Web in the same format as on a personal computer, only miniaturized on a 640 x 480 mm TFT-LCD screen. CyberBank won the Finalist award at COMDEX 2000.

Onnet Co., Ltd. ("On-net"): We currently have a 14.7% interest in On-net, a Korean Internet company which provides community-based online services such as clubs and message boards. On-net now provides Lycos Korea with Lycos Clubs, Lycos Message Boards and Star4U services, each of which, we believe, has strengthened the user loyalty base of Lycos Korea.

Java Game Co., Ltd. ("Java Game"): We currently have a 60% interest, in Java Game, one of the first Java-based web-enabled game programming companies in Korea. Java Game launched Lycos Korea's game site and marketed its application service provider to Chosun Daily Newsapaper in 2000. In 2000, the company generated revenues of (Won) 279 million and a net income of (Won) 9.9 million.

Korea Internet.com Co., Ltd. ("Korean Internet.com"): On January 3, 2000, we signed a five-year joint venture agreement with US-based Internet.com Corporation, a global leader in the provision of real-time news and information resources for the Internet industry, to form Korean Internet.com and launched its Korean version of this Internet news service and network website in June 2000. Korea Internet.com is now the most prominent B2P contents provider in Korea. We have a 47.9% interest. For 2000, the Company reported net losses of (Won) 499 million and revenues of (Won) 99 million.

Intro System Co., Ltd. ("Intro System"): In December 1999, we purchased an 18.2% interest in Intro System, which has been diluted to 15.2% after the issuance of additional shares. Intro System operates a number of cyber cafe franchises throughout Korea.

Infinity Telecom Co., Ltd. ("Infinity Telecom"): In January 2000, we purchased an 18% interest in Infinity Telecom, which has been diluted to 16.7% after the issuance of additional shares. Infinity Telecom is a Korean Internet start-up company concentrating on the development of voice recognition software for text-speech and speech-text based services used in unified messaging services
(UMS). Infinity Telecom began as a research lab focusing on automatic speech recognition and expanded into computer telephone integration. Infinity Telecom is recognized in Korea for introducing personal UMS and is currently developing enterprise communication software for corporate use that incorporates the personal UMS service.

Nara Vision Co. ("Nara Vision"): In January 2000, we purchased a 17.4% interest in Nara Vision, an Internet portal service provider and an Internet-related software developer. We have incorporated Nara Vision's free online e-mail service, Kebi, with the e-mail service provided by Lycos Korea. Kebi is one of Korea's largest e-mail services.

Korea Internet Holdings Inc.("KIH"): In February 2000, we purchased a 20% interest in KIH, a venture investment company which also provides management consulting and business model development services.

Telefree Co., Ltd. ("Telefree"): In March 2000, we purchased a 2.6% interest in Telefree, a voice-over Internet-phone solution provider. We incorporated Telefree's service into Lycos Korea to offer free phone services over the Internet.

Nethru, Inc.("Nethru"): In March 2000, we purchased a 19.7% interest in Nethru, a data mining solution provider. Nethru was founded by researchers at the Pohang Institute of Technology and develops innovative data mining solutions.

Mirae Online, Co., Ltd. ("MOL"): In March 2000, we purchased a 79.9% interest in MOL, which has been diluted to 64.78% after issuing additional shares. MOL is a two-way satellite based data broadcasting service provider. MOL launched its Internet broadbanding service in June 2000 and data broadcasting service in November 2000. In 2000, MOL generated revenues of (Won) 112 million and net losses of (Won) 3,461 million.

Stream Box, Inc. ("Stream Box"): In April 2000, we purchased a 5.2% interest in Stream Box, a streaming video service provider specializing in media contents search.

Neobill Co., Ltd. ("Neobill"): In May 2000, we purchased a 15.7% interest in Neobill, which builds an Internet payment and billing system. We intend to merge this service into e-security solutions of SoftForum.

C. ORGANIZATIONAL STRUCTURE

     For a list of our significant subsidiaries, see "Item 10 -- Additional Information -- Subsidiary Information".

D. PROPERTY, PLANT AND EQUIPMENT

     We set forth below a description of each of our facilities:

Headquarters and the First Factory

     Our headquarters for corporate administration, research and development, and sales and marketing are located in Chun An, Korea. These premises, which we own, consist of approximately 5,565 square meters of office space. Our handlers, lead frame magazines, and TFT-LCD handlers and testers are manufactured at this factory, which is adjacent to the headquarters building, aggregating approximately 3,387 square meters, which we own.

The Second Factory

     SMD placement systems are manufactured at our 14,678 square meter factory in Chun An city. This factory, which we own, includes a 6,112 square meter annex which was constructed to increase the production capacity of SMD placement systems in 2000.

The Mirae Research Center

     We conduct research and development for mechatronics-related technology and products at our 7,748 square meter facility in Bundang city which we own.

Office Building for Internet Venture Companies

     We have acquired 17,838 square meters of space in a building in Seoul, Korea for use by our internet venture companies.

New Research Center

     In April 2001 we broke ground on construction of a new 15,500 square meter building located in Hwasung city, Korea which we plan to use as a research center. We expect to make capital expenditures of (Won) 15 billion in connection with the new research center. It is anticipated that construction of the new research center will be completed by March 2002.

     We also own approximately 33,000 square meters of land in Kiheung city, which we acquired for possible construction in the future of an additional research institute or other facility.

     Our existing facilities have been adequate for our needs through the end of 2000. We believe that any additional space we may need in the future will be available on commercially reasonable terms.


ITEM 5. Operating and Financial Review and Prospects


     The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. The Consolidated Financial Statements have been prepared in accordance with Korean GAAP, which differs in certain significant respects from U.S. GAAP. Notes 28 and 29 of Notes to Consolidated Financial Statements provide a description of the significant differences between Korean GAAP and U.S. GAAP as they relate to Mirae and provide a reconciliation to U.S. GAAP for operating income (loss), net income (loss) and shareholders' equity.


Overview

     We design and manufacture mechatronics machines, including the high-precision robotic parts and software that control these robotic parts, primarily for sale to the semiconductor manufacturing and PCB assembly industries. Our product line consists of semiconductor test handlers and their components, SMD placement systems, and TFT-LCD handlers and testers. Historically, the vast majority of our revenues have been derived from the sales of semiconductor test handlers and their components. In 1998 and 1999, approximately 86.4% and 44.5%, respectively, of our sales were derived from the sales of semiconductor test handlers. However, in 2000, only 29.9% of our sales were derived from the sales of semiconductor test handlers, while 48.8% of our sales were derived from the sales of SMD placement systems which we began to sell and market in the second half of 1999.

     Historically, our sales have been concentrated among a small number of Korean customers, particularly Samsung, Hynix and Hyundai Micro Electronics. In 1998, 1999 and 2000, 71.4%, 64.8% and 59.6%, respectively, of our total sales were derived from domestic sales. We began in 1998 to market our products in the international market resulting in higher profit margins and our global sales have gradually increased since 1998.

     Our sales and results of operations have depended in large part on the level of capital expenditures by semiconductor manufacturers and electronic manufacturers, which in turn depends on the current and anticipated market demand for semiconductors and for products utilizing semiconductors and PCB assemblies.

     Demand for semiconductor devices and expenditures for related capital equipment is cyclical, and is dependent on levels of demand worldwide for computing and peripheral equipment, telecommunications devices, and automotive and industrial components, as well as the production capacity of global semiconductor manufacturers. Historically, changes in production capacity in the semiconductor industry and in the demand for electronic systems have resulted in pronounced periodic declines in the level of semiconductor sales and significant fluctuations in prices and margins for semiconductor devices. However, we believe that recent trends in the semiconductor industry, including the development of new semiconductor applications and increased semiconductor content as a percentage of total system cost, may contribute to industry growth while ameliorating the cyclical variations experienced in the past.

     The cyclical variations in the supply and demand of DRAM chips and the fluctuations in the electronic manufacturing industry have affected and will continue to affect our sales and results of operations. Our pricipal means of responding to these situations have been and will be as follows:

     o we adopted a concerted marketing and export strategy focused beyond our traditional Korean customer base;

     o we expanded our mechatronics product line to include SMD placement systems and TFT-LCD handlers and testers; and

     o we will cut back on our investments in multimedia and internet-related business areas and focus on maximizing the value of our returns from current investments.

     Future operating profits will depend on many factors, including the reversal of the downturn in the semiconductor and electronic manufacturing industry, our ability to successfully expand our product markets outside of Korea, receipt, timing and shipment of orders, the introduction and industry acceptance of our new non-memory semiconductor test handlers, SMD placement systems and internet and software-based products, as well as the success of our competitors. Results of operations for the periods discussed herein should not be considered indicative of the results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of our common stock and the ADSs.

A. OPERATING RESULTS

     Our sales revenue in 2000 was more than double our sales revenue in 1999 mainly due to the sales increase of our new mechatronic machines, SMD placement systems and TFT-LCD handlers. Until 1999, our sales had historically been derived principally from the sales of semiconductor test handlers. We began in the second half of 1999 to recognize sales revenue from the sale of SMD placement systems and TFT-LCD handlers, which accounted for 48.8% and 7.6%, respectively, of our total sales revenue in 2000.

     The following table sets forth certain information regarding our financial performance for each of the years ended December 31, 1998, 1999 and 2000.

                                       1998                      1999                           2000
                                  (in        (% of         (in          (% of           (in           (% of
                               millions      total      millions        total         millions        total
                                of won)      sales)      of won)        sales)        of won)        sales)
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
Sales   . ................ (Won) 17,014      100.0% (Won) 45,681        100.0%   (Won) 146,099       100.0%
 .
     Semiconductor test         14,693       86.4%       20,326         44.5%          43,754         29.9%
handlers
     SMD placement systems.       --          --          9,861         21.6%          71,250         48.8%
     TFT-LCD handlers
     and    testers........       --          --          3,334          7.3%          11,166         7.6%
     Lead frame magazines.       2,191       12.9%        3,451          7.6%          4,733          3.3%
     Sales of raw material.       --          --          4,437          9.7%           --             --
     Security solutions....       130         0.8%        4,240          9.3%          9,501          6.5%
     Old model of LCD
     testers and other.....       --          --           32            0.1%          5,695          3.9%
Cost of sales..............     16,907       99.4%       36,111         79.1%         111,377         76.2%
                           -----------------------------------------------------------------------------------
                           -----------------------------------------------------------------------------------
Gross profit...............       107         0.6%        9,570         21.0%          34,722         23.8%
Selling, general and
administrative expenses
   (Note 1)................      7,328       43.1%       19,988         43.8%          27,223         18.6%

Operating income (loss)....     (7,221)     (42.4)%     (10,418)       (22.8)%         7,499          5.1%
                           -----------------------------------------------------------------------------------
                           -----------------------------------------------------------------------------------
Other income...............     14,299       84.0%       14,603         32.0%          12,809         8.8%
Other expense..............      2,833       16.7%        9,601         21.0%          20,173         13.8%

                           -----------------------------------------------------------------------------------
                           -----------------------------------------------------------------------------------
Income (loss) before
income taxes and minority        4,245       25.0%       (5,416)       (11.9)%          135           0.1%
interest...................
Income tax expense                417         2.5%       (5,396)       (11.8)%        (3,602)        (2.5)%
(benefit)..................

                           -----------------------------------------------------------------------------------
                           -----------------------------------------------------------------------------------

Net income before minority
interest...................      3,828       22.5%        (20)           0.1%          3,737          2.6%
 .
Minority interest in net
loss (gain) of
consolidated subsidiaries.        --          --          (216)         (0.5)%          533           0.4%
                           -----------------------------------------------------------------------------------
                           -----------------------------------------------------------------------------------

Net income (loss)..........      3,828       22.5%        (236)         (0.5)%         4,270          2.9%

                           ===================================================================================

(Note 1) Until December 31, 1998, amortization of deferred research and development costs was classified as other expense. Effective January 1, 1999, Korean GAAP was revised to require classification of the amortization of deferred development costs and any incurred amount of research and ordinary development expenses as manufacturing or selling, general and administrative expenses depending on their nature. For comparative purposes, research and development costs previously classified as other expenses in the consolidated financial statements for the years ended December 31, 1998 have been reclassified to conform with the presentation of the consolidated financial statements for the years ended December 31, 1999 and 2000. These reclassifications did not have any effect on the reported financial position of the Company and its subsidiaries as of December 31, 1998, or their net income for the year then ended.

     Our gross margins have experienced, and may continue to experience, severe fluctuation and downward pressure as a result of a number of interrelated factors associated with the markets in which we operate.

     o We have diversified into SMD placement systems and TFT-LCD handlers and successfully launched new models of such products in the domestic market during 2000. As a result of the successful market launch of new SMD placement systems and TFT-LCD handlers, our earnings structure has been less vulnerable to the semiconductor sales cycle than it had been prior to 1999. However, since we only commenced the sale and marketing of SMD placement systems and TFT-LCD handlers in the second half of 1999, and because we applied price discounting policies to such sales in order to penetrate the market, our gross profit margins on these products were not as high as the gross profit margins on our semiconductor test handlers.

     o We have invested (Won) 15.3 billion into 15 multimedia and internet-related companies since 1999. We have strategically invested 71.1% of such amount, including indirect investments, into content and service related companies which subsequently entered into exclusive or first-right contracts to provide content and services to Lycos Korea and SoftForum. Lycos Korea and SoftForum have successfully executed private placements and expanded their market shares during 2000. Lycos Korea, a company for electronic commerce and portal sites on the Internet, incurred a net loss of
          (Won) 22.216 billion in 2000 due to the slowdown in the Internet advertising market. SoftForum, a company for software-based securities solutions, earned a net profit of (Won) 2,020 million in 2000.

     o In order to reduce our exposure to pricing pressures in the domestic market from both international and domestic competitors, we have expanded our sales in North America, Europe and Asia where we realize higher profit margins. Our foreign sales increased to 40.4% of our total sales in 2000 from 28.6% in 1998. On December 18, 2000, Quad Systems Co., an OEM contractor of our SMD placement systems in North America and Europe, filed under Chapter 11 of the U.S. Bankruptcy Code. As a result, we have had to reestablish our distribution channel of SMD placement systems in North America and Europe.

     o Virtually all of our handler products are subject to life cycles which generally range from 18 to 24 months. During that time, the price of each product typically has declined as the product is replaced by newer models with improved performance specifications. If new products are not introduced on a regular basis to replace older models, our overall gross margins will experience downward pressure as the gross margins on the older models decline.

     o Our semiconductor test handlers, SMD placement systems and TFT-LCD handlers come with a one year product warranty. As we expense warranty costs as incurred rather than provide for estimated costs at the time of sale, recognition of warranty costs usually lags behind the sale of our products by approximately one year. Our domestic semiconductor test handler customers have historically focused on front-end manufacturing processes and do not have the facilities or expertise necessary to maintain and repair their back-end equipment. When they experience difficulties with one of our handler products, we have often provided complementary after-sales service even if the problem is not expressly covered by the terms of the product warranty. The costs incurred in providing these services are booked as product warranty expenses. We do not intend to provide similar non-warranty related services for which we receive no compensation in respect of our SMD placement systems and TFT-LCD handlers and testers.

     Our semiconductor test handler business has in the past also been affected by the semiconductor manufacturing cycle of domestic semiconductor manufacturers. These manufacturers typically set their budgets during the fourth quarter, order new testing and handler equipment in the subsequent first and second quarters and take delivery in the second half of the year.

Year ended December 31, 2000 compared with year ended December 31, 1999

     Sales

     Sales revenue for the year ended December 31, 2000 increased by (Won) 100,418 million, or 219.8%, to (Won) 146,099 million, compared to (Won) 45,681 million for the year ended December 31, 1999. The increase in sales was primarily the result of an increase in sales of SMD placement systems which we began to sell and market in 1999. Sales revenue derived from sales of SMD placement systems for the year ended December 31, 2000 increased to (Won) 71,250 from (Won) 9,861 million for the year ended December 31, 1999. Unit sales of SMD placement systems increased from 61 in 1999 to 368 in 2000.

     Sales revenues derived from sales of semiconductor handlers and components also increased by (Won) 23,428 million, or 115.3%, to (Won) 43,754 million for the year ended December 31, 2000, with unit sales increasing from 100 to 138. Revenues derived from sales of TFT-LCD handlers and testers increased by (Won) 7,832 million, or 235%, to (Won) 11,166 million for the year ended December 31, 2000.

     In addition, through the operations of our subsidiary, SoftForum, we recognized revenues of (Won) 9,501 million from sales of software-based securities solutions for on-line banking, trading and electronic commerce for the year ended December 31, 2000, compared to (Won) 4,240 million for the year ended December 31, 1999.

     Sales to our top three customers, Samsung, King Yuhan Electronics and Hynix, accounted for (Won) 36,947 million of our revenues for the year ended December 31, 2000. Sales to our top three customers in 1999, Samsung, EEMS Italia and Quad, accounted for (Won) 21,679 million of our sales.

     The proportion of export sales revenues compared to total sales revenues increased to 40.4% for the year ended December 31, 2000, from 35.2% for the year ended December 31, 1999.

     Cost of Sales

     The principal components of cost of sales are raw material costs, labor costs, depreciation expenses, research and development costs, and outsourced manufacturing fees. Cost of sales for the year ended December 31, 2000 was
(Won) 111,377 million, which represented an increase of 208.4% over cost of sales of (Won) 36,111 million for the year ended December 31, 1999. The increase in cost of sales was primarily due to higher sales volume during the period.

     Gross Profit

     Gross profit increased to (Won) 34,722 million for the year ended December 31, 2000 from (Won) 9,570 million for the year ended December 31, 1999. Gross profit ratio to sales increased to 23.8% in 2000 from 21.0% in 1999. The increase in gross profit and gross profit to sales ratio was primarily due to higher sales volume and higher export sales to total sales ratio during the period. Unit fixed costs decrease as sales volume increases. Accordingly, our gross profit to sales ratio increased as sales volume, especially sales of semiconductor test handlers and their components which have higher gross profit ratios, increased. Moreover, since export prices are higher than domestic prices, our gross profit to sales ratio increased as the proportion of exports compared to total sales increased for the year ended December 31, 2000.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased by (Won) 7,235 million, or 36.2%, to (Won) 27,223 million in 2000, from (Won) 19,988 million in 1999.

     Selling, general and administrative expenses increased primarily as a result of a (Won) 3,120 increase in sales commissions, from (Won) 291 million to (Won) 3,411 million, paid to sales and support agents on export sales of test handlers and on domestic sales of SMD placement systems.

     Selling, general and administrative expenses also increased due to a
(Won) 1,480 million increase in depreciation, in connection with additions to our building, furniture and fixtures in recent years, and a (Won) 1,236 million increase in advertising expenses, from (Won) 1,449 million in 1999 to
(Won) 2,685 million in 2000, in connection with our international efforts to market our semiconductor test handlers and components, SMD placement systems and TFT-LCD handlers and testers in the United States, Asia and Europe. Furthermore, salaries increased by (Won) 3,189 million, from (Won) 2,731 million in 1999 to (Won) 5,920 million in 2000, as a result of general salary increases and the hiring of additional white collar employees to focus on general sales and marketing of our SMD placement systems and international sales of our semiconductor test handlers. In addition, as a result of our sales efforts on our software-based securities solutions for on-line banking, trading and electronic commerce through the operations of our subsidiary, SoftForum, our selling, general and administrative expenses increased by (Won) 1,830 million, from (Won) 841 million in 1999 to (Won) 2,671 million in 2000.

     The increase in selling, general and administrative expenses was offset in part by a (Won) 6,544 decrease in research and development expense, from
(Won) 10,008 million in 1999 to (Won) 3,464 million in 2000, due to a change in accounting treatment in connection with expensing manufacturing-related research and development expense to manufacturing cost rather than expensing to selling, general and administrative expenses.

     Operating Income

     Operating income for the year ended December 31, 2000 was (Won) 7,499 million, which represented an increase of (Won) 17,917 million from our operating loss of (Won) 10,418 million for the year ended December 31, 1999. The increase in operating income resulted primarily from the increase in sales in 2000, as compared to 1999.

     Other Income

     Other income consists primarily of interest income, gains on disposals and valuation of marketable securities, foreign exchange and translation gains, and miscellaneous income. Other income decreased by (Won) 1,794 million, or 12.3%, to (Won) 12,809 million in 2000 from (Won) 14,603 million in 1999.

     Other income decreased primarily due to a (Won) 3,949 million decrease in interest income, from (Won) 10,497 million in 1999 to (Won) 6,548 million in 2000. The main reason for such decrease in interest income was the interest rate decrease in 2000 compared to 1999. The range of interest rates in 1999 was 8% to 20% while the average interest rate in 2000 was stable around 7%. Moreover, we kept the proceeds from issuance of our ADSs in 2000 in foreign currency deposits which bore only 5~6% interest. Gain on disposal and valuation of marketable securities also decreased by (Won) 1,608 million, from
(Won) 3,334 million in 1999 to (Won) 1,726 million in 2000. Our cash and cash equivalents, short-term financial instruments and interest-bearing marketable securities as of December 31, 1998, 1999 and 2000 were (Won) 89,640 million,
(Won) 33,229 million and (Won) 44,198 million, respectively.

     The decrease in other income was offset in part by a (Won) 2,434 million increase in foreign exchange and translation gains.

     Other Expenses

     Other expenses consists primarily of interest expense, provision for accounts receivable regarding which we anticipate there may be significant difficulty in collecting ("Doubtful Accounts") and equity in losses of affiliates. Other expenses increased by (Won) 10,572 million, from (Won) 9,601 million in 1999 to (Won) 20,173 million in 2000. Other expenses increased primarily due to an equity in losses of an affiliate, Lycos Korea, of (Won) 9,664 million for the year ended December 31, 2000.

     Other expenses also increased due to a (Won) 4,851 million increase in provision for Doubtful Accounts from (Won) 215 million in 1999 to (Won) 5,066 million in 2000. In October 2000, we converted (Won) 5,066 million of trade receivables due from Quad into long-term loans. On December 18, 2000, Quad filed under Chapter 11 of the U.S. Bankruptcy Code and we expensed the entire amount of (Won) 5,066 million due from Quad into "other expense" as a provision for Doubtful Accounts.

     Other expenses in 2000 also included (Won) 2,616 million of interest expense, (Won) 844 million of valuation loss on inventories, and (Won) 670 million of foreign currency exchange and translation losses.

     Income Taxes

     Although our income taxes payable for the year ended December 31, 2000 were (Won) 2,151 million, we had an income tax benefit of (Won) 3,602 million due to deferred income taxes primarily resulting from accrued, partially utilized tax credits for technology and human resource development and capital investments.

     Net Income

     Net income for the year ended December 31, 2000 was (Won) 4,270 million, which represented a (Won) 4,506 million increase over 1999 when net losses were (Won) 236 million.

Year ended December 31, 1999 compared with year ended December 31, 1998

     Sales

     Sales for the year ended December 31, 1999 increased by (Won) 28,667 million, or 168.5%, to (Won) 45,681 million, compared to (Won) 17,014 million for the year ended December 31, 1998. Our sales of handlers and components increased 38.3%, from (Won) 14,693 million in the year ended December 31, 1998 to (Won) 20,326 million for the year ended December 31, 1999, with unit sales increasing from 69 to 100. This increase in sales of handlers and components included sales to EEMS Italia in the amount of (Won) 3,705 million. EEMS Italia was a new handler customer.

     The increase in sales for the year ended December 31, 1999 also reflected sales of our then new SMD placement systems and TFT-LCD handler and testers, totaling (Won) 9,861 million and (Won) 3,334 million, respectively. In addition, through the operations of our subsidiary, SoftForum, we began selling our software-based securities solutions for on-line banking, trading and electronic commerce and, for the year ended December 31, 1999, recognized sales of (Won) 4,240 million. Having completed the initial production ramp-up and marketing efforts related to these products in the first half of 1999, sales of our new mechatronics and software-based security solutions products were primarily made during the second half of 1999.

     Sales for the year ended December 31, 1999 included the sale through June 30, 1999 of (Won) 4,437 million of SMD placement system components to 21st Century Tech. Co., Ltd. ("21st Century"). 21st Century assembles and manufactures semi-finished SMD placement systems with components purchased from us and other domestic suppliers. We then purchase semi-finished SMD placement systems from 21st Century, make further manufacturing adjustments, including the final calibration of parts and the addition of our software programs, and sell the finished products to our customers. Prior to January 1, 1999, we had no sales to 21st Century, and for the six months ended June 30, 1999, we booked sales to 21st Century at our cost plus a 10% margin. U.S. GAAP does not permit the recognition of sales revenues where a commitment exists on the part of a seller for future performance. Since at the time we sold the components to 21st Century we were committed to purchase the semi-finished SMD placement systems from 21st Century, U.S. GAAP would not have permitted the recognition of these sales. Effective July 1, 1999, we amended our contract with 21st Century so that delivery of components to them for processing is not accounted for as a sale and so that the subsequent redelivery to us is not accounted for as a purchase. Rather, components that are delivered to 21st Century are accounted for as work in progress on our balance sheet. Under the amended contract, instead of selling raw materials and repurchasing SMD placement system components, we pay 21st Century a manufacturing service fee at the time semi-finished SMD placement systems are delivered to us by 21st Century. This fee is accounted for as a cost of goods sold.

     Sales to our top three customers (other than 21st Century), Samsung, EEMS Italia and Quad, accounted for (Won) 21,679 million of our sales for the year ended December 31, 1999. Sales to our top three customers in 1998, Samsung, Perfect Dynasty and IBM Italia, accounted for (Won) 12,096 million of our sales. Our top three customers historically, Hynix, Samsung and Hyundai Micro Electronics accounted for (Won) 13,847 million of our sales for the year ended December 31, 1999 and (Won) 10,901 million of sales for the year ended December 31, 1998.

     Cost of Sales

     Our cost of sales for the year ended December 31, 1999 was (Won) 36,111 million, which represented an increase of 113.6% over cost of sales of (Won) 16,907 million for the year ended December 31, 1998. The increase in cost of sales was primarily due to cost of sales of our new mechatronic products of
(Won) 7,614 million and cost of sales of our security solutions through SoftForum of (Won) 2,631 million. Cost of sales also included the cost of components and materials sold to 21st Century of approximately (Won) 4,034 million. As a result of our amending our contract with 21st Century, the cost of components and materials delivered to 21st Century are no longer recognized as cost of sales. However, the manufacturing service fees paid to 21st Century are included in cost of sales. In the second half of 1999, manufacturing service fees paid to 21st Century were (Won) 368 million.

     Our total cost of sales also increased due to a (Won) 816 million increase in the cost of sales of our handlers and components, from (Won) 15,472 million for the year ended December 31, 1998 to (Won) 16,288 million for the year ended December 31, 1999. The increase was primarily due to an increase in volume of sales of handlers from 69 to 100 units. The increase in the cost of sales of our handlers and components was offset in part by the
(Won) 2,023 million decrease in product warranty expense which was incurred for the year ended December 31, 1999 as compared to 1998. The higher product warranty expense incurred in 1998 was due to large sales volumes of test handlers and their components in 1996 and 1997, particularly of the MR5300.

     Gross Profit

     Our gross profits increased to (Won) 9,570 million for the year ended December 31, 1999 from (Won) 107 million for the year ended December 31, 1998. Our gross margins increased from 0.6% in 1998 to 21.0% in 1999. Gross margins increased primarily as a result of an increase in sales of our handlers and components and a decrease in product warranty expense as explained above. The increase was also due to initial sales of our new SMD placement systems, TFT-LCD handlers and testers and our security solutions products sold through SoftForum, as well as sales of SMD placement system components to 21st Century in the first half of 1999, which exceeded by approximately 10% the cost of components and materials sold to 21st Century during this period. Of the 403 million in gross profits related to sales of SMD placement system components to 21st Century, only (Won) 318 million in gross profits on sales of SMD placement systems fabricated using the semi-finished SMD placement systems from 21st Century would have been recognized, had our accounting policies been in line with U.S. GAAP since January 1, 1999. The remaining (Won) 85 million included in our gross profit for the year ended December 31, 1999 was related to components that were processed by 21st Century and included in SMD placement systems which were not sold during 1999. This amount would not be recognized under U.S. GAAP. As discussed above, U.S. GAAP does not permit the recognition of such gross profit until sales of finished SMD placement systems incorporating the related semi-finished SMD placement system components that had been re-purchased from 21st Century are made.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased by (Won) 12,660 million, or 172.8%, to (Won) 19,988 million in 1999, from (Won) 7,328 million in 1998. Selling, general and administrative expenses increased primarily as a result of an increase in research and development expense.

     Research and development expense increased by (Won) 7,927 million, from
(Won) 2,081 million in 1998 to (Won) 10,008 million in 1999. This increase reflected accounting changes under Korean GAAP for research and development that became effective January 1, 1999, pursuant to which research and ordinary development costs are no longer deferred, while development costs related to new product development and future benefit continued to be deferred and amortized over a period of five years. In addition, amortization of deferred development costs is to commence when the related revenue or benefit is first recognized, whereas, previously, deferred research and development costs were amortized beginning in the period such costs were incurred. Under prior Korean GAAP treatment, research and development expense for the year ended December 31, 1999 would have been (Won) 4,748 million. In 1998, research and development expense was deferred and amortized over five years. The increase in research and development costs for the year ended December 31, 1999, which were mainly incurred during the first half of the year before commercial manufacturing and sales began, was also due to costs associated with the production ramp-up of our SMD placement systems.

     Selling, general and administrative expenses also increased due to a
(Won) 538 million increase in commissions paid to our international sales and support agents on export sales of test handlers, a (Won) 748 million increase in depreciation, in connection with additions to our building, furniture and fixtures in recent years, and a (Won) 1,204 million increase in advertising expenses, from (Won) 245 million in 1998 to (Won) 1,449 million in 1999, in connection with our international efforts to market our handlers and components, SMD placement systems and TFT-LCD handlers and testers in the United States, Asia and Europe. Furthermore, salaries increased by (Won) 735 million as a result of general salary increases and the hiring of additional white collar employees to focus on general sales and marketing of our SMD placement systems and international sales of our handlers. In addition, as a result of our sales efforts on our software-based securities solutions for on-line banking, trading and electronic commerce through the operations of our subsidiary, SoftForum, our selling, general and administrative expenses for the year ended December 31, 1999 increased by (Won) 730 million.

     Operating Loss

     Our operating loss for the year ended December 31, 1999 was (Won) 10,418 million, which represented an increase of 44.3% from our operating loss of
(Won) 7,221 million for the year ended December 31, 1998. The increase in operating losses resulted primarily from the increase in selling, general and administrative expenses in 1999, as compared to 1998, but was offset in part by the increase in gross profit.

     Other Income

     Other income consisted primarily of interest income, gains on disposals and valuation of marketable securities, foreign exchange and translation gains, and miscellaneous income. Other income increased by (Won) 304 million, or 2.1%, to (Won) 14,603 million in 1999 from (Won) 14,299 million in 1998.

     Other income increased primarily as a result of a (Won) 497 million increase in miscellaneous income. Miscellaneous income increased from (Won) 158 million to (Won) 655 million primarily as a result of (Won) 204 million in rental income in 1999 we received for leasing part of our new research center in Bundang city and a (Won) 133 million increase in commission income for services provided by our employees to Lycos Korea.

     Other Expenses

     Other expenses consisted primarily of an impairment charge, interest expense, donations and loss from valuation of inventories. Other expenses increased by (Won) 6,768 million, from (Won) 2,833 million in 1998 to (Won) 9,601 million in 1999. Other expenses increased primarily due to loss from impairment of deferred research and development costs. In March 2000, we made a decision to discontinue one of our research and development projects related to front-end semiconductor production equipment manufacturing. As a result, related research and development project costs of (Won) 3,859 million were written off effective as of December 31, 1999.

     Other expenses also increased due to a (Won) 1,995 million increase in interest expense from (Won) 1,043 million in 1998 to (Won) 3,038 million in 1999, which resulted from an increase in average outstanding short-term and long-term debt, although there were no outstanding borrowings as of December 31, 1999. In December 1999, we made repayments on our short-term borrowings totaling (Won) 40,000 million. These funds which were repaid during the week of December 27, 1999, were used for the construction and extension of our second factory building in Chun An city in the second half of 1998 and in 1999, and to retire (Won) 9,600 million in long-term borrowings. Approximately
(Won) 25,000 million of these funds were invested in marketable securities. In conjunction with the early retirement of long-term borrowings, a penalty of
(Won) 540 million was paid and recorded as other expenses.

     Income Taxes

     Although our income taxes payable for the year ended December 31, 1999 was (Won) 89 million, we had an income tax benefit of (Won) 5,396 million due to deferred income taxes primarily resulting from accrued, partially utilized tax credits for technology and human resource development and capital investments.

     Net Loss

     For the year ended December 31, 1999, we had a net loss of (Won) 236 million, compared to net income of (Won) 3,828 million for the year ended December 31, 1998. The net loss in 1999 resulted from the foregoing factors, a provision for equity in losses of our affiliate, Lycos Korea, of (Won) 35 million, net of tax effect of (Won) 15 million and the minority interest in net gain of our subsidiary, SoftForum, of (Won) 216 million, net of tax effect of (Won) 38 million.

U.S. GAAP Reconciliation

     Our Consolidated Financial Statements are prepared in accordance with Korean GAAP, which differs in certain significant respects from U.S. GAAP. The principal differences between Korean GAAP and U.S. GAAP as they relate to Mirae include:

     o research and development costs are expensed under U.S. GAAP, while development costs are deferred and amortized over a period not to exceed 20 years under Korean GAAP (although we have elected to defer and amortize such costs over five years);

     o the setting aside, at the time a product is sold, of a percentage of the sale proceeds for expected product warranty related expenses under U.S. GAAP, while under Korean GAAP, warranty related expenditures are included as incurred in manufacturing costs, which are allocated between cost of sales and inventories, and such amounts included in inventories are charged to cost of sales as the related inventories are sold;

     o under Korean GAAP, a parent company is required to account for sales of stock by a subsidiary as an equity transaction to be included in capital surplus, while under U.S. GAAP, a parent company may elect income statement or equity transaction treatment depending on certain criteria being met and so long as such election is applied consistently and on a prospective basis for all subsidiary stock transactions;

     o under Korean GAAP, depreciation for six months is recorded for any asset placed in service during the second half of the year in accordance with Korean tax law, while under U.S. GAAP, depreciation expenses start to accrue from the month the related assets are deployed into service;

     o whereas U.S. GAAP recognizes deferred income taxes, under Korean GAAP, no deferred income taxes were provided through 1998;

     o the charging of stock issuance costs to shareholders' equity under U.S. GAAP, as opposed to the capitalization and amortization of stock issuance costs over a period not to exceed three years under Korean GAAP for financial years ending prior to January 1, 1999;

     o Under U.S. GAAP, the realization of deferred tax assets depends on an objectively verifiable estimate of future income which is commonly based on pretax accounting income (losses) of the current and immediate two preceding years. Under Korean GAAP, no such practice has evolved;

     o Under Korean GAAP, product warranty expenditures are included as incurred in manufacturing costs, which are allocated between cost of sales and inventories. Under U.S. GAAP, warranty costs are accrued at the time of sale based on historical experience and expected future costs;

     o Korean GAAP permits all entities to exclude the volatility factor in estimating the value of their stock options, which results in minimizing the measurement. Under U.S. GAAP, public entities are not permitted to exclude the volatility factor in estimating the value of their stock options;

     o Under Korean GAAP, gain on disposal of investments in common stock of subsidiary incurred from a transaction between the Company and its subsidiary's employees, which should be included in capital surplus, is measured based on the actual selling price and the carrying value of such investment. Under U.S. GAAP, however, if the actual selling price differs from the fair value of the investment and the difference between the fair value and the actual selling price should be recorded as an employee benefits expense; and

     o Under previous Korean GAAP, minority interest in equity of consolidated subsidiaries was presented as a separate item from shareholders' equity. Effective January 1, 2000, Korean GAAP was changed to require that minority interest in equity of consolidated subsidiaries be included in shareholders' equity. Under U.S. GAAP, minority interest is presented as a separate item from shareholders' equity.

     For a discussion of these and other significant differences between Korean GAAP and U.S. GAAP, see Notes 28 and 29 of Notes to Consolidated Financial Statements. For a discussion of the Company's blank check arrangements, see Note 21 of Notes to Consolidated Financial Statements.

     Sales, cost of sales, gross profit, operating expenses, operating loss, net income (loss) and shareholders' equity under U.S. GAAP as of and for the years ended December 31, 1998, 1999 and 2000 are as follows (in millions of Korean won):

                                                           1998                    1999                2000
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Sales.......................................       (Won) 19,619            (Won) 51,358       (Won) 143,643
Cost of sales...............................             12,500                  35,832             100,098
Gross profit................................              7,119                  15,526              43,545
Operating expenses..........................             18,342                  26,689              55,448
Operating loss..............................           (11,223)                (11,163)            (11,903)
Net income (loss)...........................              2,888                   (117)               9,290
Shareholders' equity........................            147,918                 145,964             288,101

Year ended December 31, 2000 compared with year ended December 31, 1999

     Sales

     Sales for the year ended December 31, 2000 increased by (Won) 92,285 million, or 179.7%, to (Won) 143,643 million, compared to (Won) 51,358 million for the year ended December 31, 1999. The increase in sales was primarily the result of an increase in sales of SMD placement systems which commenced sales and marketing in 1999. Sales, with unit sales increasing from 61 to 368, of SMD placement systems for the year ended December 31, 2000 was (Won) 71,250 million while sales for the year ended December 31, 1999 was (Won) 9,861 million.

     Sales of semiconductor test handlers and components also increased by
(Won) 13,164 million, or 43.2%, to (Won) 43,604 million for the year ended December 31, 2000. Sales of TFT-LCD handlers and testers increased by (Won) 5,527 million, or 166%, to (Won) 8,861 million for the year ended December 31, 2000.

     In addition, through the operations of our subsidiary, SoftForum, we recognized sales of (Won) 9,501 million of software-based securities solutions for on-line banking, trading and electronic commerce for the year ended December 31, 2000, compared to (Won) 4,240 million for the year ended December 31, 1999.

     Cost of Sales

     The principal components of cost of sales under U.S.GAAP are raw material costs, labor costs, depreciation expenses, product warranty costs, outsourced manufacturing fees and valuation loss on inventories. Cost of sales for the year ended December 31, 2000 was (Won) 100,098 million, which represented an increase of 179.4% over cost of sales of (Won) 35,832 million for the year ended December 31, 1999. The increase in cost of sales was primarily due to higher sales volume during the period.

     Gross Profit

     Gross profit increased to (Won) 43,545 million for the year ended December 31, 2000 from (Won) 15,526 million for the year ended December 31, 1999. The increase in gross profit was primarily due to higher sales volume. Despite the relatively large sales volume which increased 179.7%, gross profit ratio to sales slightly increased to 30.3% in 2000 from 30.2% in 1999 because the sales in 2000 were comprised of a relatively larger proportion of SMD placement systems sales. The sales proportion of SMD placement systems increased to 49.6% in 2000 from 19.2% in 1999. The gross profit ratio of SMD placement systems, which we began to sell during the second half of 1999, is lower than for semiconductor test handlers.

     Operating Expenses

     The principal components of our operating expenses under U.S. GAAP are selling, general and administrative expenses, sales commissions and research and development costs. Operating expenses increased by (Won) 28,759 million, or 107.8%, to (Won) 55,448 million in 2000 from (Won) 26,689 million in 1999.

     During March 2000, we sold 16,000 shares of common stock in SoftForum, our subsidiary, to SoftForum's employees at a price of (Won) 30,000 per share (par value (Won) 5,000 per share). Then, on March 29, 2000, SoftForum issued and sold 46,000 additional shares at a price of (Won) 350,000 per share. As a result of such sale and issuance, we recognized (Won) 5,120 million of operating expenses as employee benefits.

     A (Won) 4,873 increase in commissions, which resulted from an increase in sales, contributed to an increase in operating expenses. Most of the commission expenses are sales commissions which were paid to sales and support agents on export sales of semiconductor test handlers and on domestic sales of SMD placement systems.

     Operating expenses also increased due to a (Won) 1,480 million increase in depreciation, in connection with additions to our building, furniture and fixtures in recent years, and a (Won) 1,236 million increase in advertising expenses, from (Won) 1,449 million in 1999 to (Won) 2,685 million in 2000, in connection with our international efforts to market our semiconductor test handlers and components, SMD placement systems and TFT-LCD handlers and testers in the United States, Asia and Europe. Furthermore, salaries increased by (Won) 3,189 million as a result of general salary increases and the hiring of additional white collar employees to focus on general sales and marketing of our SMD placement systems and international sales of our semiconductor test handlers.

     Operating Loss

     As a result of the foregoing factors, operating losses increased to (Won) 11,903 million in 2000 from (Won) 11,163 million in 1999.

     Net Income

     For the year ended December 31, 2000, we had net income of (Won) 9,290 million under U.S. GAAP, compared to net losses of (Won) 117 million for the year ended December 31, 1999. In 2000, we experienced a significant U.S. GAAP increase in other income which primarily resulted from (Won) 33,350 of sales of stock in our subsidiaries and (Won) 6,548 million of interest income. We also experienced significant U.S. GAAP increases in other expenses in 2000, comprised mainly of (Won) 7,229 million of equity in losses of our subsidiaries and (Won) 13,670 of decreases in tax benefits.

Year ended December 31, 1999 compared with year ended December 31, 1998

     Sales

     Sales for the year ended December 31, 1999 increased by (Won) 31,739 million, or 161.8%, to (Won) 51,358 million, compared to (Won) 19,619 million for the year ended December 31, 1998. Sales of handlers and their components increased by 76%, from (Won) 17,298 million in 1998 to (Won) 30,440 million in 1999, primarily due to higher sales volumes which increased from 70 to 139 units. Sales in 1999 included sales to EEMS Italia of handlers and their component parts in the amount of (Won) 3,705 million. EEMS Italia was a new handler customer.

     The increase in sales in 1999 also reflected sales of our new SMD placement systems and TFT-LCD handler and testers, totaling (Won) 9,861 million and (Won) 3,334 million, respectively. In addition, through the operations of our subsidiary, SoftForum, we began selling our software-based securities solutions for on-line banking, trading and electronic commerce and, in 1999, we recognized (Won) 4,240 million of SoftForum sales. Having completed the initial production ramp-up and marketing efforts of these products in the first half of 1999, sales of our new mechatronics and software-based security solutions products were primarily made during the second half of 1999.

     Cost of Sales

     The principal components of our cost of sales under U.S. GAAP are raw material costs, labor costs, depreciation expense, product warranty costs and loss on valuation of inventories. Our cost of sales in 1999 was (Won) 35,832 million, which represented an increase of 186.7% over cost of sales of (Won) 12,500 million in 1998. The increase in cost of sales was also due to cost of sales of our new mechatronic products of (Won) 8,598 million and cost of sales of our security solutions through SoftForum of (Won) 2,691 million.

     In addition, the cost of sales in 1999 partially increased due to a (Won) 380 million increase in product warranty costs, from (Won) 308 million in 1998 to (Won) 688 million in 1999. The increase in product warranty costs resulted from an increase in sales.

     Gross Profit

     Gross profit increased by (Won) 8,407 million, or 118.1%, to (Won) 15,526 million in 1999 from (Won) 7,119 million in 1998. Gross margin decreased, from 36.3% in 1998 to 30.2% in 1999, as a result of a decrease in the average unit price for handlers sold in 1999.

     Operating Expenses

     The principal components of our operating expenses under U.S. GAAP are selling, general and administrative expenses and research and development costs. Operating expenses increased by (Won) 8,347 million, or 45.5%, to (Won) 26,689 million in 1999 from (Won) 18,342 million in 1998. The increase was primarily due to a (Won) 3,869 million increase in research and development costs, a (Won) 538 million increase in commissions paid to our international sales and support agents on export sales of test handlers, a (Won) 501 million increase in depreciation, in connection with additions to our building, furniture and fixtures in recent years, and a (Won) 1,204 million increase in advertising expenses in connection with our international efforts to market our handlers and components, SMD placement systems and TFT-LCD handlers and testers in the United States, Asia and Europe. Furthermore, salaries increased by (Won) 735 million as a result of general salary increases and the hiring of additional white collar employees to focus on general sales and marketing of our SMD placement systems and international sales of our handlers. In addition, as a result of our sales efforts on our software-based securities solutions for on-line banking, trading and electronic commerce through the operations of our subsidiary, SoftForum, our selling, general and administrative expenses in 1999 increased by (Won) 730 million.

     Operating Loss

     As a result of the foregoing factors, operating losses increased to (Won) 11,163 million in 1999 from (Won) 11,223 million in 1998.

Trend analysis of U.S. GAAP warranty cost

     Warranty costs based on U.S. GAAP were (Won) 308 million, (Won) 688 million and (Won) 1,856 million for the years ended December 31, 1998, 1999 and 2000, respectively. The relatively large warranty cost under U.S. GAAP for the year ended December 31, 2000, as compared to other periods, resulted from an increase in sales volume in 2000.

Taxation

     We have benefited from, and may continue to benefit from, certain tax benefits as set forth below:

     o The Korean tax code provides for various special tax credits for expenses related to the development of technology and human resources and capital investments. In 1998, 1999 and 2000, we benefited by (Won) 377 million, (Won) 114 million and (Won) 2,861 million, respectively, from such credits. Such tax credits can be carried forward for a period of four to seven years from the date of accrual. As of December 31, 2000, we had (Won) 7,345 million in tax credit carry forwards expiring between 2004 and the end of 2007. For U.S. GAAP purposes, a valuation allowance was placed on deferred tax assets resulting from these credits.

     o In 1999, SoftForum, one of our subsidiaries, received a special tax credit applicable to small- and medium sized venture companies of 96 million. The special tax credit equals 50% of income taxes payable. SoftForum can carry forward this special tax credit up to 2003.

     o Korean customs duty laws provide for the imposition of a general duty of 8% on certain equipment imported for use in the sector of the economy in which we operate. As a result, in the domestic market our semiconductor test handlers, SMD placement systems and TFT-LCD handlers and testers benefit from a competitive price advantage compared to similar products imported into Korea. Korean customs duty laws also provide for the imposition of a special duty of 18% on medium-speed general gantry type SMD placement systems with test times slower than 0.1 seconds per chip. The imposition of this special duty will be applied until December 31, 2001 and it is not known whether it will be extended or renewed.

B. LIQUIDITY AND CAPITAL RESOURCES

     We have traditionally met our working capital and capital requirements principally from cash provided by operations, while addressing the remainder of our requirements primarily through the issuance of common stock and short- and long-term borrowings.

     Net cash used by operating activities in 2000 was (Won) 62,537 million as compared to net cash used by operating activities in 1999 of (Won) 21,020 million and net cash provided by operating activities in 1998 of (Won) 12,375 million. The use of cash was primarily due to the increase in accounts receivable and inventories which resulted from the market penetration our of new products, including SMD placement systems and TFT-LCD handlers and testers. The decrease in 1999 compared to 1998 was due primarily to the decrease in net income, increase in accounts receivable and inventories which resulted from the launch of new products.

     Cash and cash equivalents, short-term financial instruments and marketable securities as of December 31, 1998 and 1999 were (Won) 89,640 million (50.3% of total assets) and (Won) 33,229 million (18.3% of total assets), respectively. As of December 31, 2000, we had cash and cash equivalents, short-term financial instruments and marketable securities of
(Won) 44,198 million (11.7% of total assets). Short-term financial instruments are comprised of time deposits and financial instruments readily convertible into cash within one year. Marketable securities are primarily comprised of Korean debt unit trusts. The increase for the year ended December 31, 2000 was primarily due to the issuance of American Depositary Shares("ADSs") which resulted in cash-inflow of (Won) 128,118 million. The decrease for the year ended December 31, 1999 was due to the repayment of short-term and long-term debts of (Won) 14,789 million and the decrease in net income and increase in expenditures resulting from the commencement of production of SMD placement systems, including, in particular, the purchase of raw materials, accumulation of work-in-progress and the purchase of manufacturing equipment for the expansion to the second factory in Chun An.

     Cash provided from financing activities in 1998 was (Won) 50,269 million and cash used in financing activities in 1999 was (Won) 14,365 million. Cash provided in financing activities in 2000 was (Won) 147,436 million. In 2000, cash of (Won) 128,118 million was provided from financing activities as a result of an issuance of 7,475,000 ADSs representing 14,950,000 shares of common stock at US$8.04 per share, or US$16.08 per ADS. The decrease in 1999 as compared to 1998 was primarily due to an issuance of common stock in 1998 of (Won) 50,456 million and the net decrease of short-term and long-term debts of (Won) 14,789 million.

     Our capital expenditures for the year ended December 31, 1999 were (Won) 20,976 million, compared with (Won) 15,960 million for the year ended December 31, 1998. For the year ended December 31, 1999, we spent (Won) 20,976 million in connection with the construction of the extension to our second factory in Chun An and for the purchase of equipment necessary for the ramp-up in production of SMD placement systems. For the year ended December 31, 2000, we spent (Won) 70,545 million in connection with the purchase of an office building in Seoul and other equipment, most of which relates to such building in Seoul (i.e. repair and interior construction).

     As of December 31, 1999 and 2000, we had no short-term or long-term indebtedness. As of December 31, 2000, we had two lines of credit with Korea Exchange Bank in the amounts of (Won) 3,000 million and (Won) 6,250 million. A certain portion of our land and buildings is pledged as collateral for such credit lines with Korea Exchange Bank.

     Traditionally, the functional currency for our operations has been the Korean won. We believe that with anticipated increases in sales from overseas, our liquidity may be affected by exchange rate fluctuations. However, for the periods referred to above, there have been no material operating trends or effects on liquidity as a result of fluctuations in currency exchange rates.

     We had total outstanding trade accounts receivable of (Won) 65,098 million, (Won) 15,482 million and (Won) 4,396 million as of December 31, 2000, 1999 and 1998, respectively. As a percentage of sales, trade accounts receivable increased in 2000 primarily due to the sales increase in SMD placement systems, from (Won) 9,861 million in 1999 to (Won) 71,250 million in 2000. In addition, the credit terms on sales of SMD placement systems were longer than the credit terms on sales of semiconductor test handler products. Since we only commenced the sale and marketing of SMD placement systems within the second half of 1999, we provided our customers longer credit terms to enhance our ability to penetrate the market.

     We had inventories of (Won) 71,864 million, (Won) 30,019 million and
(Won) 6,698 million as of December 31, 2000, 1999 and 1998, respectively. The significant increase in inventories as of December 31, 2000 was a result of the advance purchase of raw material inventory for the production of SMD placement systems and advance maufacturing of SMD placement systems in order to meet our projected customer demands on a timely basis.

     At December 18, 2000, Quad filed under Chapter 11 of the U.S. Bankruptcy Code. As of December 31, 2000, we had trade accounts receivable totaling (Won) 5,066 million due from Quad and we cannot presently determine the collectable amount of such receivables. We provided an allowance for the entire amount of such receivables as of December 31, 2000, which was recorded as a loss in other expenses.

     In the future, we may need to raise additional funds to develop new and enhanced products, to fund our newer Internet-related businesses and to respond to competitive pressures. Such funds, if necessary, would be raised through additional equity or debt financing or credit facilities, although no assurance can be given that we will be able to obtain such financing or facilities on satisfactory terms. We also plan for additional sales of stock in our subsidiaries in the near future as part of our business strategy.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

     The semiconductor equipment industry is subject to rapid technological change. We believe that continued and timely development and introduction of new and enhanced products is essential for us to maintain our competitive position.

     Mirae's research and product development activities focus on developing new generations of mechatronics equipment and software, and on advancing our core competencies and current system features relating primarily to accuracy, reliability and flexibility. Research and development for mechatronics products is principally undertaken at the Mirae Research Center in Bundang city, where we concentrate on product development and technology advancements. At our head office in Chun An city, we employ additional engineers whose primary responsibility is application engineering, including customization of our mechatronics products based on specific customer requirements and investigation of new manufacturing processes and materials. Lycos Korea and SoftForum independently undertake research and development activities at their respective facilities in Seoul. As we develop most of our essential technology in-house, we do not license outside technology and, consequently, are not obligated to pay royalty fees. As of December 31, 2000, we employed 187 research engineers, 9 of whom held doctorates and 78 of whom held master's degrees.

     Our research engineers share ideas and information with different product groups. We believe this has contributed to our development of new products and advancement of existing products. For instance, much of the essential robotics technology in our SMD placement systems, particularly linear motor engineering, intelligent control, software and feeder mechanics, is derived from our expertise in designing our handlers.

     Mirae has strategic relationships with Seoul National University and Korea Advanced Institute of Science and Technology, conducting joint product development projects and testing activities. In return for the developmental assistance provided by both of these organizations, Mirae pays the associated research fees. Patents granted and other intellectual property developed as a result of these relationships are held solely by Mirae. These collaborative efforts have resulted in the development of a number of software solutions and products, including linear motor design software and its control technology (which we developed with Seoul National University) and PCB assembly support software for SMD placement systems (which we developed with Korea Advanced Institute of Science and Technology). Six months are typically required to produce a prototype from product design to sample engineering. We believe our product development times may contribute to our ability to maintain our competitive position in the global marketplace. If product cycles become shorter due, for instance, to the rapid pace of technological advancements, we believe that our research and development capabilities may help us maintain our competitive position in the marketplace.

     Historically, we have placed high strategic importance on fostering our research and development expertise. As a result, our aggregate research and development expenditures for the four years ended December 31, 1997, 1998, 1999 and 2000 amounted to (Won) 6.6 billion, (Won) 13.1 billion, (Won) 17.0 billion and (Won) 19.9 billion, respectively. Over the next several years, we plan to direct up to 15% of our sales to research and development expenditures, though this percentage may vary depending upon our financial results in any given year.

Intellectual Property

     We generally rely upon patent, copyright, trademark and trade secret laws to protect and maintain our proprietary rights for our technology and products. We have filed for and/or obtained numerous Korean and international patents relating to various aspects of our handlers, SMD placement systems and TFT-LCD handlers and testers, after assessing the patent rights of our competitors in and outside of Korea. We expect to file additional patent applications as we deem appropriate to protect our technology and products. As of December 31, 2000, we held 54 domestic patents with expiration dates between May 2007 and May 2016, as well as four overseas patents in the United States, both with expiration dates of February 2016, five patents in Japan, with expiration dates between February 2016 and September 2018, and two patents in Taiwan, with an expiration date of March 2016. We have 255 domestic patents pending and 81 overseas patents pending in the United States, Japan, Germany, Taiwan, Italy, Singapore and Malaysia. In Korea, we also hold 61 registered utility models, 36 registrations of designs and 30 registered trademarks. We cannot be sure that our patent applications will result in the issuance of patents, or that any issued patents will provide commercially significant protection to our technology.

     To help protect our intellectual property rights in particular, and our engineering and software expertise more generally, many of our agreements with our employees, consultants and strategic partners contain confidentiality provisions that prohibit disclosure of our proprietary information.

     Generally, litigation, which can be costly and time consuming, may be necessary to determine the scope and validity of others' proprietary rights, or to enforce any patent issued to us, in either case, in judicial or administrative proceedings. Korea's intellectual property legal framework is similar to that of the United States. However, a broader array of items may be protected as intellectual property in the United States, and a Korean court may apply a less strict enforcement regime and award a smaller amount of damages as compared to a United States court. In addition, an adverse outcome in any litigation could subject us to significant liabilities to third parties, require us to obtain licenses from third parties, or require us to cease product sales and possibly alter the design of the products. Not all licenses required under third-party patents or proprietary rights may be available on acceptable terms. In addition, the laws of certain countries may not protect our intellectual property. We know of no pending, threatened or actual infringement of any of our intellectual property rights, nor do we believe that we have infringed on the intellectual property rights of any third party.

D. TREND INFORMATION

     See "Item 5 -- Operating and Financial Review and Prospects -- Operating Results".


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

     As of December 31, 2000, our Board of Directors consisted of nine Directors. On January 3, 2001, two of our Directors, including the Chairman of the Board of Directors, resigned. Our current Board of Directors consists of seven Directors, three of whom are independent (or "outside") non-executive Directors. The functions and duties conferred on the Board of Directors include:

     o convening shareholders' meetings and providing reports at the shareholders' meetings;

     o    implementing the resolutions of the shareholders' meetings;

     o    determining our business plans and investment plans;

     o    formulating our annual budget and final accounts;

     o formulating our proposals for dividend and bonus distributions and for the increase or reduction of capital; and

     o exercising other powers, functions and duties as conferred by our Articles of Incorporation and By-laws.

     Our Board of Directors has the ultimate responsibility for the management of our affairs. Under our Articles of Incorporation, our Board must consist of at least three but not more than ten Directors, and at least one but not more than two Statutory Auditors. The term of office for Directors is three years but may be extended to the close of the ordinary general meeting of shareholders convened in the last fiscal year ending during such term. Our Articles of Incorporation preclude cumulative voting.

     In February 1998, in order to enhance the transparency of the management of companies listed on the Korea Stock Exchange and to provide increased investor protection, the Korea Stock Exchange enacted a regulation requiring all listed companies to appoint the greater of one outside Director or one-fourth (1/4) or more of the total number of Directors as outside Directors. If a listed company fails to comply with this requirement, its common stock may be de-listed from the Korea Stock Exchange. Pursuant to amendments promulgated on January 21, 2000 to the Korean Securities and Exchange Act of 1962, as amended ("Korean Securities and Exchange Act"), certain companies listed on the Korea Stock Exchange to be designated by a Presidential Decree will be required to appoint one-half (?) or more, but in any event, no fewer than three, of the total number of Directors as outside Directors. Because the Presidential Decree has not yet been issued, we do not know whether we will be required to appoint additional outside Directors. There are no family relationships among the Directors or senior managers of Mirae.


Directors

     The following table provides certain information about the members of our Board of Directors as of December 31, 2000 and June 29, 2001.


                                     Year appointed
Name                       Age        As Director                        Position held
----                     ---------  -----------------  --------------------------------------------------
----                     ---------  -----------------  --------------------------------------------------


Chung Moon Soul             62            1990         President, Chief Executive Officer, Chairman of
                                                       the
                                                       Board of Directors and Representative Director.
                                                       Resigned on January 3, 2001.
Baek Jung Kyu               50            1990         Representative Director and Senior Executive Vice
                                                       President of Operations. Resigned on January 3,
                                                       2001.
Koh Kwangill                43            1998         Executive Vice President of SMD Placement Systems
                                                       Division, Head of Mirae Research Center and
                                                       Director.
Chang Dae Hoon              52            1999         Senior Executive Vice President of Sales,
                                                       Manufacturing and Raw Materials. Appointed Chief
                                                       Executive Officer and
                                                       Chairman of the Board
                                                       of Directors on January
                                                       4, 2001.
Kwon Soon Do                43            1999         Director, Chief Accounting Officer and Chief
                                                       Financial Officer.
Kwon Kook Jung              59            2000         Director.
Lee Kwang Hyung             46            1999         Outside Director.
Jung Hyun Kyo               45            1999         Outside Director.
Lee Ho Gun                  59            2000         Outside Director.

     The principal occupation, employment and education histories of the members of our Board are as follows:

Chung Moon Soul is the founder of Mirae and served as President since its inception in 1983 and as Chief Executive Officer, Chairman of the Board of Directors and Representative Director since its incorporation in 1990. He received a B.A. in Religious Philosophy from the Wonkwang University. Mr. Chung resigned on January 3, 2001.

Baek Jung Kyu joined Mirae in 1983 as a Section Chief and was appointed Senior Executive Vice President of Operations in 1997 and elected Representative Director in 1999. Before joining Mirae, Mr. Baek worked at Jeongbong Precision Co. from 1974 to 1980 in various positions including mechanical engineer and at Kukje Jeon Gwang Sa Co. as an engineer. Mr. Baek graduated from Jeonju Technical High School. Mr. Baek resigned on January 3, 2001.

Koh Kwangill joined Mirae in 1997 as Executive Vice President and Head of Mirae Research Center and was elected Director in 1998. Prior to joining Mirae, Mr. Koh worked at LG Industrial Electronics Co. from 1989 to 1997 in various positions including research and development manager. Mr. Koh also worked at Goldstar Co. Research Institution from 1983 to 1985 as a researcher and at Korea Electronic and Communication Research Institute from 1982 to 1983 as a researcher. Mr. Koh received a B.S. and M.S. in Electrical Engineering from Seoul National University and a Ph.D. from University of Pittsburgh.

Chang Dae Hoon joined Mirae in 1999 as Senior Executive Vice President and was appointed as a Director in October 1999. Prior to joining Mirae, Mr. Chang was General Manager for Teradyne Korea Co. from 1988 to 1996. Mr. Chang also worked at Korea Semiconductor Co. from 1975 to 1978 in various positions including as a test engineer and at LG Semicon Co. as a general manager. Mr. Chang received a B.S. in Electrical Engineering from Korea University. Mr. Chang is currently also a Director at AIO Microservice Inc., Testech Co. and Lycos Korea. Mr. Chang was elected as CEO and Chairman of the Board of Directors of Mirae on January 4, 2001.

Kwon Soon Do joined the Company as Chief Accounting Officer and Chief Financial Officer in 1999 and was elected as Director in March 2000. He was employed at Ssangyong Oil and Refinery Co. from 1982 to 1999, during which time he held various positions, including serving as an internal auditor. Mr. Kwon received a B.B.A. from Korea University. Mr. Kwon is the Representative Director of Java Game Co., Ltd., one of Mirae's new subsidiaries.

Kwon Kook Jung was elected as a Director in March 2000. Mr. Kwon Kook Jung has served as Mirae's auditor since March 1997. Mr. Kwon is a certified public accountant. Mr. Kwon received his B.B.A. from Chun Buk University.

Lee Kwang Hyung was elected as an outside Director in 1999. He is a professor at Korea Advanced Institute of Science and Technology. Mr. Lee received a B.S. in Industrial Engineering from Seoul National University and a Ph.D. from Institut National Sciences Appliques de Lyon in Computer Science.

Jung Hyun Kyo was elected as an outside Director in October 1999. He is a professor at Seoul National University. Mr. Jung received a B.E., M.E. and Ph.D. from Seoul National University in Electrical Engineering.

Lee Ho Gun was elected as an outside Director in March 2000. He is the Chief Executive Officer of BC Card Corporation. Mr. Lee received his L.L.B. from Seoul National University and M.S. from Kyunghee University in Tax Management.

Senior Managers

The following table sets forth the age and position held by the senior managers of Mirae as of the date of this annual report.

                                     Year appointed
Name                       Age     to current position         Position held
----
                        -----------------------------------------------------------------------------------
                        -----------------------------------------------------------------------------------
Shin Han Chul              48             1997                 Executive Vice President of Sales and Research.
Bae Yoon Hee               49             1997                 Managing Director of Production.
Lee Ho Sang                46             1998                 Director of Semiconductor Equipment Sales
                                                               Division.
Beom Hee Rak               42             1997                 Director of R&D.


     The principal occupation, employment and education histories of the senior managers are as follows:

     Shin Han Chul joined Mirae in 1997 as Executive Vice President. Before joining Mirae, Mr. Shin worked at Teradyne Korea Co. from 1985 to 1997 as a Director. From 1979 to 1985, Mr. Shin served as Section Chief at Samsung Semiconductor Co.. Mr. Shin received a B.S. in Electrical Engineering from Hanyang University.

     Bae Yoon Hee joined Mirae in 1997 as Managing Director of Production. Before joining Mirae, Mr. Bae worked at AMK Co. from 1994 to 1997 as a Director. From 1987 to 1994 Mr. Bae served as a general manager at LTX Korea Co..

     Lee Ho Sang joined Mirae in 1998 as Director of our Semiconductor Equipment Sales Division. Mr. Lee previously worked at SK Corporation from 1980 to 1998 as a general manager. Mr. Lee received a B.A. in German language from Seoul National University.

     Beom Hee Rak joined Mirae in 1997 as Director of R&D. Prior to joining Mirae, Mr. Beom worked at LG Electronics Co. R&D Center and at the R&D Center of LG Industrial Systems Co. as a general manager. Mr. Beom received a Ph.D. in Mechanics from KAIST (Korea Advanced Institute of Science & Technology ).

B. COMPENSATION

Directors' and Senior Managers' Compensation

We pay our Directors salaries and bonuses as determined by shareholder resolutions. For the year ended December 31, 2000, the aggregate compensation (salaries, bonuses and allowances) paid and accrued to all Directors and senior managers was approximately (Won) 682 million and the aggregate amount set aside for all Directors and senior managers for pension, retirement and similar benefits in kind was approximately (Won) 934 million. The foregoing amounts do not include amounts expended by us for automobiles made available to our Directors and senior managers, expenses reimbursed to Directors and senior managers (including business travel expenses and professional and business association dues and expenses) and other benefits commonly reimbursed or paid by companies in Korea.

Stock Options Granted to Employees, Directors and Senior Managers

     On March 25, 2000, in accordance with the approval of our shareholders, Mirae granted stock options to our employees, representing 2,052,000 common shares of the Company, at an exercise price of (Won) 8,018 per share, which shall become exercisable on March 25, 2003. There was no purchase price for the stock options and all of the options expire on March 24, 2008. However, a certain portion of the stock options representing 1,083,000 common shares was cancelled during the year ended December 31, 2000 and accordingly, the outstanding stock options as of December 31, 2000 represented 969,000 common shares. When the length of employment is less than two years after the grant of stock options, the Company may cancel the stock options awarded. Upon exercise of stock options, in accordance with the sole discretion of the Board of Directors, the Company may (i) grant newly issued common stock, (ii) grant treasury stock or (iii) grant the net difference in exercise price and market price with either cash or treasury stock.

     As described in Note 2(u) of the Notes to Consolidated Financial Statements, the Company adopted the fair value based method of accounting for the stock option compensation plan, in which fair value is determined using the Black-Scholes option-pricing model, without considering a volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. Under these accounting policies, compensation cost is measured at (Won) 1,528 million and is recognized over a two year service period. Such compensation cost for the year ended December 31, 2000 of (Won) 588 million was recognized.

     The pro forma consolidated net income and consolidated net income per common share for the year ended December 31, 2000 would have been (Won) 3,662 million and (Won) 30, respectively, assuming the Company had considered a volatility factor in estimating the value of its stock options.

     In addition, the weighted average fair value of options granted during the year ended December 31, 2000 was (Won) 1,577 per share when the volatility factor was not considered in estimating the value of the stock options, and
(Won) 3,935 per share when the volatility factor was considered. The fair value of the stock option grant was estimated based on the following assumptions for the year ended December 31, 2000: dividend yield of 18.5%, expected volatility of 64.25%, risk-free interest rate of 8.65%, and expected life of four years.

        List of Stock Option Awards to Directors and Senior Managers
---------------------------------------------------------------------------
---------------------------------------------------------------------------
 Name                                                      Stock Options*
 ----                                                      -------------
 Chang Dae Hoon.....................................        100,000
 Koh Kwangill.......................................        100,000
 Baek Jung Kyu......................................        50,000
 Shin Han Chul......................................        50,000
 Kwon Soon Do.......................................        50,000
 Kwon Kook Jung.....................................        50,000
 Bae Yoon Hee.......................................        50,000
 Beom Hee Rak.......................................        50,000
 Lee Ho Sang........................................        50,000
 Lee Kwang Hyung....................................        10,000
 Jung Hyun Kyo......................................        10,000

* all stock options are for our common shares.

C. BOARD PRACTICE

Audit and Other Committees

         Pursuant to the rules of The Nasdaq National Market, our Board of Directors established an Audit Committee in November 1999 to review Mirae's financial reporting, administrative systems and internal control systems and structure. The Audit Committee also reviews Mirae's policies relating to the avoidance of conflicts of interest. Our Audit Committee members are Mr. Kwon Kook Jung, Mr. Lee Kwang Hyung, Mr. Jung Hyun Kyo and Mr. Lee Ho Gun. Pursuant to an amendment to the Korean Commercial Code, effective as of December 31, 1999, certain companies may establish an Audit Committee in lieu of a statutory auditor. In addition, pursuant to the January 2000 amendments to the Korean Securities and Exchange Act, certain companies listed on the Korea Stock Exchange, which will be designated by Presidential Decree, will be required to establish an Audit Committee. In each case, the Audit Committee must consist of three or more members, two-thirds or more being outside Directors.

Expiration of Current Directorship Terms

     The following table sets forth the dates of expiration of the directorship terms of our current Directors.

Name                                                    Date

     Kwon Kook Jung..........................        March 25, 2002
     Lee Kwang Hyung.........................        March 25, 2002
     Chang Dae Hoon..........................       October 5, 2002
     Jung Hyun Kyo...........................       October 5, 2002
     Kwon Soon Do............................        March 25, 2003
     Lee Ho Gun..............................        March 25, 2003
     Koh Kwangill............................        March 25, 2004

D. EMPLOYEES

Employees

     Competition for technical personnel in our industry is intense. We believe that we have been successful in recruiting qualified employees, and that our future success depends in part on our continued ability to hire, assimilate and retain qualified personnel.

     We maintain a retirement plan, as required by Korean labor law, pursuant to which an employee terminating his or her employment after one year or more of service is entitled to receive a lump-sum payment based on length of service and average monthly compensation over the employee's final three months. We have an employee stock ownership association through which members may, with certain exceptions, purchase up to an aggregate of 20% of any shares of Mirae offered publicly in Korea. As of December 31, 2000, our employees did not own any shares of our common stock through the employee stock ownership association.

     Our employees do not belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations, and we believe that our relations with our employees are good.

     The following table sets forth the number of our employees by department as of December 31, 2000.

                                                            Number of
                                                            Employees
     Management & Administration.......................        150
     Research & Development............................        187
     Manufacturing.....................................        152
     Sales & Marketing.................................         32
          Total........................................        521

     In 2000, Lycos Korea employed 150 people, of which 60 were employed in research and development, 40 in sales and marketing, and 50 in management and administration. SoftForum employed 83 people, of which 40 were employed in research and development, 12 in sales and marketing, and 31 in management and administration.

E. SHARE OWNERSHIP

     The following table sets forth the ownership of our common shares by our Directors and senior managers:


                                  Number of shares issued and   Percentage
Shareholder                               outstanding          ownership(2)
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

Chung Moon Soul...................       36,257,062(1)            29.09%
Koh Kwangill*

(1)  Includes 34,229,414 (27.46%) held by Chung Moon Soul, 1,453,392 (1.17%)
     held by Yang Boon Soon (wife), 229,847 (0.18%) held by Chung Eun Kyoung (daughter), 114,803 (0.09%) held by Chung Eun Hee (daughter), 114,803 (0.09%) held by Chung Jin Man (son) and 114,803 (0.09%) held by Chung Ki Won (son) (collectively, the "Chung Family").
(2) Includes the 1,634,000 shares of stock held in treasury by the Company. * Beneficially owns less than one percent of our common shares.

     For information regarding ownship of stock options to acquire our common shares which are held by our Directors and senior managers, please refer to " -- Stock Options Granted to Employees, Directors and Senior Managers".


ITEM 7. Major SHAREHOLDERS and Related Party Transactions

A. MAJOR SHAREHOLDERS

     To the best of our knowledge, our only major shareholder (i.e., shareholder beneficially owning five percent (5%) or more of our common shares) is Mr. Chung Moon Soul, our Chairman of the Board and Chief Executive Officer until January 3, 2001. For a description of Mr. Chung's shareholdings, please see "Directors, Senior Management and Employees -- Share Ownership".

B. RELATED PARTY TRANSACTIONS

     o In May 1999, Mirae agreed to provide Lycos Korea with a loan of up to (Won) 6.25 billion pursuant to the Joint Venture Agreement between Mirae and Lycos, Inc. which established Lycos Korea. The maturity date of this loan is May 28, 2019 and the interest rate is the overdraft interest rate prescribed by Korean law (11% in 2000). The full amount of principal and interest due on this loan remained unpaid as of June 29, 2001.

     o Lycos Korea currently leases office space from Mirae. In connection with such lease, Lycos Korea provided Mirae with a guarantee deposit of (Won) 4,000 million in November 2000. Prior to providing the guarantee deposit, Lycos Korea paid monthly rental fees to Mirae which totaled (Won) 113 million in 2000.

     o SoftForm currently leases office space from Mirae. In connection with such lease, SoftForum provided Mirae with a guarantee deposit of (Won) 4,500 million in October 2000. Prior to providing the guarantee deposit, SoftForum paid a monthly rental fee to Mirae of
          (Won) 11.7 million totaling (Won) 35 million.

     o Mirae Online Co., Ltd. ("MOL") currently leases office space from Mirae. In connection with such lease, MOL provided Mirae with a guarantee deposit of (Won) 420 million in June 2000 and, in addition, continues to pay monthly rental fees of (Won) 9.2 million. Rental fee revenues received by Mirae from MOL totaled (Won) 64.5 million in 2000.

     o Mirae purchased a vehicle from MOL at a price of (Won) 12 million and Mirae sold personal computers to MOL at a total price of (Won) 99 million during 2000.


ITEM 8. Financial Information

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See page F-1 to F-52 following Item 19.

Legal Proceedings

     Our exclusive distributor for SMD placement systems in North America, South America, Europe, Africa and Israel, Quad Systems Corporation ("Quad"), is currently subject to proceedings under Chapter 11 of the U.S. Bankruptcy Code before the Federal Bankruptcy Court for the Eastern District of Pennsylvania. As a major creditor of Quad, we are an interested party actively participating in such proceedings.

Dividend Distribution Policy

     Our Board of Directors will determine the payment of dividends, if any, with respect to our shares on a per share basis. Any final dividend for a financial year shall be subject to shareholders' approval. The Board may declare interim and special dividends at any time under general authorization by a shareholders' ordinary resolution. A decision to declare or to pay any dividends in the future, and the amount of any dividends, will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our Directors may determine are important.

B. SIGNIFICANT CHANGES

     None.


ITEM 9. THE OFFER AND LISTING

Not Applicable, except for Item 9A and Item 9C.

     Shares of our common stock are traded in Korea on the Korea Stock Exchange. Our American Depositary Shares (ADSs) are listed on The Nasdaq National Market under the symbol "MRAE".

     Each ADS represents two shares of our common stock. ADRs evidencing ADSs are issued by The Bank of New York, as Depositary.

     The table below shows the high and low closing prices (in won and dollars, as applicable) and the average daily volume of trading activity on the Korea Stock Exchange for our common stock since January 1, 1998 and on The Nasdaq National Market for our ADSs since November 17, 1999. With respect to our common stock, the share prices and average daily trading volume have been adjusted to reflect a 50-for-one stock split effected on March 2, 1998.

                                      (KSE figures in won, NASDAQ figures in US$)
----------------- ------------------------------------- ---------------------------------------
      Year                        KSE                                   NASDAQ
----------------- ------------------------------------- ---------------------------------------
----------------- --------------------- --------------- ------------------ --------------------
                          High               Low              High                 Low
----------------- --------------------- --------------- ------------------ --------------------
----------------- --------------------- --------------- ------------------ --------------------
      2000               11,300             1,260             23.00               1.063
----------------- --------------------- --------------- ------------------ --------------------
----------------- --------------------- --------------- ------------------ --------------------
      1999               11,300             3,050             16.75               15.00
----------------- --------------------- --------------- ------------------ --------------------
----------------- --------------------- --------------- ------------------ --------------------
      1998               6,940              1,840
----------------- --------------------- --------------- ------------------ --------------------
----------------- --------------------- --------------- ------------------ --------------------
      1997               4,860              1,880
----------------- --------------------- --------------- ------------------ --------------------
----------------- --------------------- --------------- ------------------ --------------------
      1996               5,790              1,484
----------------- --------------------- --------------- ------------------ --------------------

---------- --------- ------------------------------------- ---------------------------------------
  Year     Quarter                   KSE                                   NASDAQ
---------- --------- ------------------------------------- ---------------------------------------
---------- --------- ------------------- ----------------- ---------------- ----------------------
                            High               Low              High                 Low
---------- --------- ------------------- ----------------- ---------------- ----------------------
---------- --------- ------------------- ----------------- ---------------- ----------------------
  2000        1            11,300             5,660             23.00               10.00
---------- --------- ------------------- ----------------- ---------------- ----------------------
---------- --------- ------------------- ----------------- ---------------- ----------------------
              2            6,990              2,755             11.75               5.00
---------- --------- ------------------- ----------------- ---------------- ----------------------
---------- --------- ------------------- ----------------- ---------------- ----------------------
              3            5,100              2,410             8.75                4.125
---------- --------- ------------------- ----------------- ---------------- ----------------------
---------- --------- ------------------- ----------------- ---------------- ----------------------
              4            2,860              1,260             5.00                1.063
---------- --------- ------------------- ----------------- ---------------- ----------------------
---------- --------- ------------------- ----------------- ---------------- ----------------------
  1999        1            5,450              3.050
---------- --------- ------------------- ----------------- ---------------- ----------------------
---------- --------- ------------------- ----------------- ---------------- ----------------------
              2            6,500              4,360
---------- --------- ------------------- ----------------- ---------------- ----------------------
---------- --------- ------------------- ----------------- ---------------- ----------------------
              3            8,550              5,060
---------- --------- ------------------- ----------------- ---------------- ----------------------
---------- --------- ------------------- ----------------- ---------------- ----------------------
              4            11,300             5,760             16.75               15.00
---------- --------- ------------------- ----------------- ---------------- ----------------------

------------------ ------------------------------------- -----------------------------------------
      Month                        KSE                                    NASDAQ
------------------ ------------------------------------- -----------------------------------------
------------------ --------------------- --------------- ------------------ ----------------------
                           High               Low              High                  Low
------------------ --------------------- --------------- ------------------ ----------------------
------------------ --------------------- --------------- ------------------ ----------------------
     2001, 5              1,940              1,675             2.80                 2.60
------------------ --------------------- --------------- ------------------ ----------------------
------------------ --------------------- --------------- ------------------ ----------------------
     2001,4               1,970              1,590             3.00                 2.125
------------------ --------------------- --------------- ------------------ ----------------------
------------------ --------------------- --------------- ------------------ ----------------------
     2001,3               1,920              1,500             2.875                1.750
------------------ --------------------- --------------- ------------------ ----------------------
------------------ --------------------- --------------- ------------------ ----------------------
     2001,2               2,200              1,720             3.391                2.625
------------------ --------------------- --------------- ------------------ ----------------------
------------------ --------------------- --------------- ------------------ ----------------------
     2001,1               2,580              1,270             3.625                1.875
------------------ --------------------- --------------- ------------------ ----------------------
------------------ --------------------- --------------- ------------------ ----------------------
     2000,12              1,990              1,260             3.313                1.063
------------------ --------------------- --------------- ------------------ ----------------------


ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

     Not applicable.

B. ARTICLES OF INCORPORATION AND BY-LAWS

     Incorporated by reference to the information in our registration statement on Form F-1 (Registration No. 333-11390), to which our Articles of Incorporation and By-laws were filed as exhibits.

C. MATERIAL CONTRACTS

     See "Item 7-Major Shareholders and Related Party Transactions-Related Party Transactions."

D. EXCHANGE CONTROLS

General

     Prior to April 1, 1999, investments in Korean securities by non-residents and issuance of securities outside of Korea by Korean companies were regulated by the Foreign Exchange Management Act and the Presidential Decrees and regulations thereunder (collectively the "Foreign Exchange Management Laws"). On April 1, 1999, the Foreign Exchange Management Laws were abolished and the Foreign Exchange Transaction Act and the Presidential Decree and regulations thereunder (collectively, the "Foreign Exchange Transaction Laws") were enacted. Under the Foreign Exchange Transaction Laws, many restrictions on foreign exchange transactions have been deregulated and many currency and capital transactions have been liberalized. Although non-residents may invest in Korean securities only to the extent specially allowed by such laws or otherwise permitted by the Minister of Finance and Economy, many approval requirements have become more lenient. However, the Government has instituted certain measures to curb capital flight and international money laundering which may result from liberalization of capital transfer. The Financial Supervisory Commission ("FSC") also has adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners (as defined therein) in Korean securities and regulate issuance of securities outside Korea by Korean companies.

     Under the Foreign Exchange Transaction Laws, if the Government deems that certain emergency circumstances, including, but not limited to, sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payment or a substantial disturbance in the Korean financial and capital markets, are likely to occur, it may impose any necessary restrictions such as requiring foreign investors to obtain prior approval from the Minister of Finance and Economy ("MOFE") for the acquisition of Korean securities or for the repatriation of interest, dividends or sales proceeds arising from Korean securities or from disposition of such securities.

Government Review of Issuance of ADRs

     In order for the Company to offer for purchase common stock held in treasury in the form of ADSs or issue common stock represented by the ADSs in an amount exceeding $30 million, the Company is required to file a prior report of such offer or issuance with the MOFE. No further Korean government approval is necessary for the initial offering and issuance of the ADSs.

     In order for a depositary to receive any existing common stock from holders of such common stock (other than from the Company) for the purpose of issuance of depositary receipts representing such common stock, the Depositary would be required to obtain the Company's consent. The Company has agreed that it will consent to any deposit if the deposit will not violate applicable law. No assurance can be given that the Company will always grant such consent. Therefore, a holder of ADRs who surrenders ADRs and withdraws common stock may not be permitted subsequently to deposit such common stock and obtain ADRs.

Reporting Requirements for Holders of Substantial Interests

     Under the Korean Securities and Exchange Act, any person whose direct or beneficial ownership of common stock (whether in the form of common stock or ADSs), certificates representing the right to subscribe for common stock and certain equity-related debt securities such as convertible bonds, bonds with warrants and certain exchangeable bonds (collectively, the "Equity Securities"), together with any Equity Securities beneficially owned by certain related persons or by any person acting in concert with such person, accounts for 5% or more of the aggregate of the total issued shares of common stock and those other Equity Securities issued by the Company, is required to report the status of such holdings to the FSC and the Korea Stock Exchange within five business days after reaching the 5% ownership interest. Moreover, any change in the ownership interest subsequent to such report which equals or exceeds 1% of the aggregate of the total issued shares of common stock and those other Equity Securities issued by the Company is required to be reported to the FSC and the Korea Stock Exchange within five business days from the date of such change.

     Violation of such reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the FSC may issue an order to dispose of such non-reported Equity Securities.

Restrictions Applicable to ADSs

     No Korean governmental approval is necessary for the sale and purchase of the ADSs in the secondary market outside Korea or for the withdrawal of common stock underlying the ADSs and the delivery inside Korea of such common stock in connection with such withdrawal, provided that a foreigner who intends to acquire such common stock must obtain an Investment Registration Card from the Financial Supervisory Service as described below. The acquisition of such common stock by a foreigner must be reported by the foreigner or his standing proxy in Korea immediately to the Governor of the Financial Supervisory Service.

     Persons who have acquired common stock as a result of the withdrawal of common stock underlying the ADSs may exercise all shareholder rights without any further governmental approval.

Restrictions Applicable to Common Stock

     As a result of amendments to the Foreign Exchange Transaction Laws and FSC regulations (together, the "FSC Rules") adopted in connection with the stock market opening from January 1992 and thereafter, foreigners are permitted to invest, with certain exceptions and subject to certain procedural requirements, in all shares of Korean companies unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Stock Exchange or registered on the Korea Securities Dealers Association Automated Quotation system (the "KOSDAQ") only through the Korea Stock Exchange or through the KOSDAQ except in certain limited circumstances, including odd-lot trading of shares, acquisition of shares ("Converted Shares") by exercise of warrant, conversion right under convertible bonds or withdrawal right under depositary receipts issued outside of Korea by a Korean company, acquisition of shares as a result of exercising allocable conversion rights attached to certain eligible domestic convertible bonds issued by listed companies, acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders' rights (including preemptive rights or rights to participate in free distributions and receive dividends). Odd-lot trading of shares outside the Korea Stock Exchange or the KOSDAQ must involve a licensed securities company in Korea as the other party. Foreigners are prohibited from engaging in margin transactions with respect to shares which are subject to a foreign ownership limit.

     The FSC Rules require a foreign investor who wishes to invest in shares on the Korea Stock Exchange or the KOSDAQ (including Converted Shares) to register its identity with the Financial Supervisory Service prior to making any such investment; provided, however, that such registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition thereof. Upon registration, the Financial Supervisory Service will issue to the foreign investor an Investment Registration Card which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an Investment Registration Card include foreign nationals (who are individuals with residence abroad for six months or more), foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by the decree of the MOFE. All Korean branches of a foreign corporation as a group are treated as a separate foreigner from the head office of the foreign corporation. However, a foreign corporation or a depositary issuing depositary receipts may obtain one or more Investment Registration Cards in its name in certain circumstances as described in the relevant regulations.

     Upon a foreign investor's purchase of shares through the Korea Stock Exchange or the KOSDAQ, no separate report by the investor is required because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor's acquisition or sale of shares outside the Korea Stock Exchange or the KOSDAQ (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor of the Financial Supervisory Service at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Stock Exchange or the KOSDAQ, in the case of trades in connection with a tender offer, odd-lot trading of shares, or trades in which the counterpart is a securities company, is reported to the Governor of the Financial Supervisory Service by the securities company engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), investment management companies and internationally recognized foreign custodians to exercise shareholders' rights, place an order to sell or purchase shares or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of such foreign investor.

     Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), the Korea Securities Depository, investment management companies and internationally recognized foreign custodians are eligible to act as a custodian of shares for a foreign investor. A foreign investor must ensure that his custodian deposits such shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

     Under the FSC Rules, with certain exceptions, all foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, certain designated public corporations are subject to a 40% ceiling on acquisitions of shares by foreigners in the aggregate. Of the Korean companies listed on the Korea Stock Exchange, Korea Electric Power Corporation has been so designated. The FSC may increase or decrease these percentages if it deems necessary for the public interest, protection of investors or industrial policy. There currently is no foreign investment ceiling that applies to our shares. Furthermore, an investment by a foreign investor of not less than 10% of the outstanding shares of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to report to the Ministry of Commerce, Industry and Energy or a foreign exchange bank.

     Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must open a foreign currency account and a won account exclusively for stock investments ("Foreign Currency Account" and "Won Account", respectively). No approval is required for remittance into Korea and deposit of foreign currency funds in the Foreign Currency Account. Foreign currency funds may be transferred from the Foreign Currency Account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won Account opened at a securities company. Funds in the Foreign Currency Account may be remitted abroad without any governmental approval.

     Dividends on common stock are paid in won. No governmental approval is required for foreign investors to receive dividends on, or the won proceeds of the sale of, any such shares to be paid, received and retained in Korea. Dividends paid on, and the won proceeds of the sale of, any such shares held by a non-resident of Korea must be deposited either in a Won account with the investor's securities company or his Won Account. Funds in the investor's Won Account may be transferred to his Foreign Currency Account or withdrawn for local living expenses up to certain limitations. Funds in the Won Account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

     In 1995, certain designated securities companies were allowed to open Foreign Currency Accounts and Won Accounts with foreign exchange banks exclusively for accommodating foreign investors' stock investments in Korea. Through such accounts, these designated securities companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and won funds, either as a counterpart to or on behalf of foreign investors, without such investors having to open their own accounts with foreign exchange banks.

     The Korean Securities and Exchange Act was amended several times from January 1997 through March 2001 to internationalize the systems for issuing and distributing securities and the systems for mergers and acquisitions of businesses, to enhance the autonomy of the securities industry through deregulation and to strengthen the independence of auditors and the protection of minority shareholders. The amendments made the tender offer requirements more specific by requiring a tender offer where the purchaser and the persons who have a special relationship with the purchaser will hold 5% or more of the total issued and outstanding shares concerned as a result of the purchase of the shares outside the Korea Stock Exchange or the KOSDAQ from a certain number of persons, enhanced the rights of minority shareholders, repealed certain limitations for the acquisition of its own shares by a listed company, permitted stock splits by companies of shares listed on the Korea Stock Exchange or registered with the KOSDAQ with a par value of not less than (Won) 100 and permitted the payment of interim dividends by companies listed on the Korea Stock Exchange or registered with the KOSDAQ if provided for in their articles of incorporation. In addition, to strengthen the protection of shareholders, the amendments also include the requirement that companies listed on the Korea Stock Exchange and companies exceeding a certain size that are registered with the KOSDAQ appoint a certain minimum number of outside directors to their boards, and companies listed on the Korea Stock Exchange or registered with the KOSDAQ that exceed a certain size are required to maintain an audit committee.

E. TAXATION

Korean Taxation

The following is a summary of the principal Korean tax consequences to owners of ADSs that are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable ("non-resident holders"). The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of common stock, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

     Taxation of Dividends

     For the purpose of Korean taxation of distributions made on common stock represented by ADSs, a non-resident holder will be treated as the owner of the common stock represented by such ADS. Dividends paid (whether in cash or in shares) to a non-resident holder are generally subject to withholding tax at a rate of 27.5% (which includes a 10% local tax) or such lower rate as is applicable under a treaty between Korea and such non-resident holder's country of tax residence. Such tax is required to be deducted from such dividends and only the net amount is paid to the non-resident holder of the common stock. In order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, the non-resident holder must submit to the Company, prior to the dividend payment date, such evidence of tax residence as may be required by the Korean tax authorities. Evidence of tax residence may be submitted to the Company through the Depositary. Excess taxes withheld are not automatically recoverable even if the non-resident holder subsequently produces evidence that it was entitled to have taxes withheld at a lower rate.

     Under the income tax treaty between the United States and Korea (the "U.S.-Korea Tax Treaty"), the maximum rate of withholding on dividends paid to U.S. residents eligible for treaty benefits generally is 15% (10% if the recipient of the dividends has owned at least 10% of the outstanding shares of the voting stock of the Company and certain other conditions are satisfied) which does not include withholding of local tax. If local withholding tax is included, the maximum rate of withholding is generally 16.5%. A beneficial owner of ADSs or common stock generally will be entitled to benefits under the U.S.-Korea Tax Treaty if it (i) is an individual U.S. resident, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States as the income of a U.S. resident;
(ii) is not also a resident of Korea for purposes of the U.S.-Korea Tax Treaty; (iii) is not subject to an anti-treaty shopping article that applies in limited circumstances; and (iv) does not hold ADSs or common stock in connection with the conduct of business in Korea through a permanent establishment or the performance of independent personal services in Korea through a fixed base.

     Distributions of free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital may be subject to Korean tax.

     Taxation of Capital Gains

     In the absence of any applicable treaty, a non-resident holder will generally be subject to Korean taxation on capital gains realized on a sale of ADSs or of common stock acquired as a result of a withdrawal of common stock underlying ADSs. However, capital gains earned by a non-resident without a permanent establishment in Korea from the sale of shares listed on the Korea Stock Exchange or registered with the KOSDAQ of a Korean company (such as the common stock or ADSs) may be exempt from Korean withholding tax if the non-resident seller, together with certain of its related parties, did not own or has not owned 25% or more of the total issued and outstanding shares of the company at any time during the year of the transfer date and during the five years before the year within which the transfer occurs. Under the Special Tax Treatment Control Law, capital gains earned by a non-resident holder (whether or not they have a permanent establishment in Korea) from the transfer outside Korea of securities issued outside Korea by a Korean company which are denominated in a foreign currency or satisfy certain criteria established by the Ministry of Finance and Economy are exempt from Korean taxation. The Korean tax authorities have issued a tax ruling confirming that depositary receipts (which would include the ADSs) are deemed to be securities issued outside Korea by the issuer of the underlying stock. Further, capital gains earned by a non-resident from the transfer of stocks issued by a Korean company are also exempt from Korean taxation if sold through the NASDAQ.

     Under the U.S.-Korea Tax Treaty, capital gains realized by holders who are residents of the United States eligible for treaty benefits upon the disposition of common stock or ADSs generally will not be subject to Korean taxation, so long as the common stock or ADSs are not effectively connected with a permanent establishment or, in the case of an individual holder, a fixed base maintained by the holder in Korea and the holder is not present in Korea for 183 days or more during the taxation year.

     Capital gains with respect to the sale of ADSs, or common stock which were acquired by a non-resident holder as a result of a withdrawal, would be calculated based on the acquisition cost to such holder of the ADSs representing such common stock, although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty which exempts or reduces the rate of tax on capital gains, capital gains which are subject to Korean tax will be subject to tax at the lesser of
(i) 11% of the gross realization proceeds or (ii) (subject to the production of satisfactory evidence of the acquisition cost of the ADSs) 27.5% of the gains made (the excess of the gross realization proceeds over the non-resident holder's acquisition cost for the ADRs (including any transaction charges, commissions, fees or taxes paid at the time of the acquisition or disposition)).

     The purchaser or, in the case of the sale of common stock on the Korea Stock Exchange or through a licensed securities company in Korea, the licensed securities company, is required under Korean law to withhold the applicable amount of Korean tax from the sales price in an amount equal to 11% of the gross realization proceeds and to make payment thereof to the relevant Korean tax authority, unless the seller establishes its entitlement to an exemption or lower rate of taxation under an applicable tax treaty or produces satisfactory evidence of its acquisition cost for the ADSs. In order to obtain the benefit of an exemption or reduced rate of tax pursuant to a tax treaty, a non-resident holder must submit to the purchaser or the securities company (or through the Depositary), as applicable, prior to or at the time of payment, such evidence of tax residence of the seller as the Korean tax authorities may require in support of its claim for treaty protection. Excess taxes withheld are not automatically recoverable even if the non-resident holder subsequently produces evidence that it was entitled to have taxes withheld at the lower rate.

     Inheritance Tax and Gift Tax

     Korean inheritance and gift taxes are imposed upon (a) all assets (wherever located) of the deceased if at the time of his death he was domiciled in Korea and (b) all property located in Korea which passes on at the time of his death (irrespective of the domicile of the deceased).

     It is unclear whether ADSs will be deemed to be located in Korea for Korean inheritance and gift tax purposes. However, the Korean tax authorities have interpreted that shares and bonds issued by Korean corporations, wheresoever held, are deemed for inheritance and gift tax purposes to be located in Korea. According to such interpretation, American Depositary Shares, including the ADSs, which are held outside of Korea and represent shares issued by Korean corporations, shall be subject to Korean inheritance or gift tax at the rate of 10% to 50%, provided that the value of such ADSs is greater than amounts specified under Korean law.

     Securities Transaction Tax

     No securities transaction tax is payable on transfers of ADSs. The transfer of common stock generally will be subject to a securities transaction tax at the rate of 0.15% when traded on the Korea Stock Exchange, and 0.3% when traded on the KOSDAQ. In addition, an agriculture and fishery special tax shall apply at the rate of 0.15% of the sale price of the common stock when traded on the Korea Stock Exchange. The transfer of common stock off the Korea Stock Exchange and the KOSDAQ will, however, be subject to a securities transaction tax at the rate of 0.5% and such transfer will not be subject to an agriculture and fishery special tax.

     Tax Treaties

     Each non-resident holder should consult his tax advisor regarding whether he is entitled to the benefit of a tax treaty with Korea. It is the responsibility of the party claiming the benefits of a tax treaty in respect of dividend payments or capital gains to submit to the Company through the Depositary, the purchaser or the securities company, as applicable, a certificate as to his residence. In the absence of sufficient proof, the Company, the purchaser or the securities company, as applicable, must withhold tax at the normal rates.
At present, Korea has not entered into any tax treaties regarding inheritance or gift tax.

United States Federal Income Tax Considerations

     The following is a summary of United States federal income tax considerations that are anticipated to be material for U.S. Holders (as defined below) who purchase common shares or ADSs of Mirae. This summary is based upon existing United States federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules, including: financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and, except as described below, non-U.S. Holders, or to persons that will hold common shares or ADSs as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax considerations. This summary assumes that investors will hold their common shares or ADSs as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code. Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local, and foreign income and other tax considerations of the purchase, ownership, and disposition of common shares or ADSs.

     For purposes of this summary, a U.S. Holder is a beneficial owner of common shares or ADSs that is for United States federal income tax purposes:

     o    an individual who is a citizen or resident of the United States;

     o a corporation, partnership or other entity created in or organized under the laws of, the United States or any State or political subdivision thereof;

     o an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source;

     o a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or

     o a trust that was in existence on August 20, 1996, was treated as a United States person, for United States federal income tax purposes, on the previous day and elected to continue to be so treated.

     A beneficial owner of the common shares or ADSs that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

     A foreign corporation will be treated as a "passive foreign investment company" (a "PFIC"), for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of "passive" income or 50% or more of its assets are passive. Mirae presently believes that it is not a PFIC and does not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis and is subject to change. The following discussion assumes that Mirae will not be subject to treatment as a PFIC for United States federal income tax purposes.

     U.S. Holders

     For United States federal income tax purposes, a US Holder of an ADS will be treated as the owner of the proportionate interest of the common shares held by the depositary that is represented by an ADS and evidenced by such ADS. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for the holder's proportionate interest in the common shares. A U.S. Holder's tax basis in the withdrawn common shares will be the same as the tax basis in the ADS surrendered therefor, and the holding period in the withdrawn common shares will include the period during which the holder held the surrendered ADS.

     Dividends

     Any cash distributions paid by Mirae out of earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a U.S. Holder upon receipt. Cash distributions paid by Mirae in excess of its earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in its shares or ADSs, and after that as gain from the sale or exchange of a capital asset. Dividends paid in won will be includible in income in a United States dollar amount based on the United States dollar - won exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of common shares held directly by such U.S. Holder. Dividends received on common shares or ADSs will not be eligible for the dividends received deduction allowed to corporations.

     Dividends received on common shares or ADSs will be treated, for United States federal income tax purposes, as foreign source income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on common shares or ADSs. U.S. Holders who do not elect to claim a foreign tax credit for foreign income tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes. In certain circumstances, a U.S. Holder may not claim a foreign tax credit (and instead may claim a deduction) for foreign taxes imposed on the payment of a dividend if the U.S. Holder:

     o has not held the common shares or ADSs for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss;

     o    is obligated to make payments related to the dividends; or

     o subject to the promulgation of future United States Treasury regulations that are anticipated to be retroactively applied, holds the common shares or ADSs in an arrangement in which the expected economic profit of the U.S. Holder is insubstantial compared to the value of the foreign tax credit expected to be obtained as a result of the arrangement.

     In addition, the United States Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of foreign withholding taxes could be affected by future actions that may be taken by the United States Treasury.

     A distribution of additional shares of Mirae's stock to U.S. Holders with respect to their common shares or ADSs that is pro rata to all Mirae's shareholders may not be subject to United States federal income tax. The tax basis of such additional shares will be determined by allocating the U.S. Holders' adjusted tax basis in the common shares or ADSs between the common shares or ADSs and the additional shares, based on their relative fair market values on the date of distribution.

     Sale or Other Disposition of common shares or ADSs

     A U.S. Holder will recognize capital gain or loss upon the sale or other disposition of common shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder's adjusted tax basis in such common shares or ADSs, as each is determined in U.S. dollars. Any capital gain or loss will be long-term if the common shares or ADSs have been held for more than one year and will generally be United States source gain or loss. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations.

     PFIC Considerations

     If Mirae were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a foreign company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder of the common shares or ADSs may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of the common shares or ADSs and (ii) any "excess distribution" paid on the common shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by Mirae in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution.

     Non-U.S. Holders

     An investment in common shares or ADSs by a Non-U.S. Holder will not give rise to any United States federal income tax consequences unless:

     o the dividends received or gain recognized on the sale of common shares or ADSs by such person is treated as effectively connected with the conduct of a trade or business by such person in the United States as determined under United States federal income tax law; or

     o in the case of gains recognized on a sale of common shares or ADSs by an individual, such individual is present in the United States for 183 days or more during the relevant year and certain other conditions are met.

     In order to avoid back-up withholding on dividend payments made in the United States, a Non-U.S. Holder of the common shares or ADSs may be required to complete, and provide the payor with, an Internal Revenue Service Form W-8, or other documentary evidence, certifying that such holder is an exempt foreign person.

F. DIVIDENDS AND PAYING AGENTS

     Not applicable.

G. STATEMENT BY EXPERTS

     Not applicable.

H. DOCUMENTS ON DISPLAY

     We filed with the Securities and Exchange Commission in Washington, D.C. a Registration Statement on Form F-1 (Registration No. 333-11390) under the Securities Act in connection with the ADSs offered in Mirae's global offering. The Registration Statement contains exhibits and schedules. Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Registration Statement, the contract or document is deemed to modify the description contained in this annual report. You must review the exhibits themselves for a complete description of the contract or documents.

     You may inspect and copy our registration statements, including their exhibits and schedules, and the reports and other information we file with the Securities and Exchange Commission in accordance with the Exchange Act at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549 and at the regional offices of the Securities and Exchange Commission located at 7 World Trade Center, 13th Floor, New York, N.Y. 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also inspect the registration statements, including their exhibits and schedules, at the office of the New York Stock Exchange, Wall Street, New York, New York 10005. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the internet at its website at http://www.sec.gov.

I. SUBSIDIARY INFORMATION

     Other than MiRae America, Inc., a California corporation, Mirae has a shareholding interest in 17 subsidiaries, all of which are Korean corporations. Set forth below is a list of such subsidiaries and Mirae's percentage of shareholding interest in them.

Name                                                 Percentage of
                                                       Ownership
---------------------------------------------------------------------
---------------------------------------------------------------------

MR Tech Town Co...................................            100.00
Mirae Online, Co., Ltd............................             64.78
Java Game Co., Ltd................................             59.98
SoftForum Corporation.............................             55.47
MiRae America, Inc................................             50.00
Korea Internet.com Co., Ltd......................              47.94
Lycos Korea, Inc..................................             43.25
Korea Internet Holdings, Inc......................             20.00
Nethru, Inc.......................................             19.73
Nara Vision Co....................................             17.40
Infinity Telecom Co., Ltd.........................             16.70
Intro System Co., Ltd.............................             15.16
Onnet Co., Ltd....................................             14.70
Neobill Co., Ltd..................................              15.7
Stream Box Inc....................................               5.2
Telefree Co., Ltd. ...............................              2.57
CyberBank Co.....................................               1.36



ITEM 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risks from changes in interest rates and foreign currency exchange rates which may adversely affect our results of operations and financial condition. We seek to minimize the risks from these interest rate and foreign currency exchange rate fluctuations through our regular operating and financing activities. We do not use financial instruments for trading or other speculative purposes and have not used derivative instruments to manage these risks.

Equity Risk

     As of December 31, 2000, we did not hold any investment assets such as equity unit trusts or mutual funds which are comprised of equity securities.

Interest Rate Risk

     As of December 31, 2000, we held interest-bearing Korean debt unit trusts comprised of Government, public and corporate bonds with a fair market value of approximately (Won) 6,329 million. The unit trusts bear interest at variable rates and generally have maturities of less than one year. The weighted average yield rate of the unit trusts was 6.55% for the year ended December 31, 2000. These unit trusts are not traded over any organized exchange in Korea, but are traded over-the-counter primarily by securities firms, investment trust companies and investment management companies. Fluctuations in the net asset value of these investments will fluctuate with changes in the value of the underlying securities.

Foreign Currency Exchange Rate Risk

     As a consequence of the growing emphasis on our overseas businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rate between the Korean won and other major world currencies. In 1998, 1999 and 2000, sales outside of Korea comprised 28.6%, 35.2% and 40.4%, respectively, of our total sales. As currency exchange rates change, translation of the statements of operations of our international sales into won affects year-on-year comparability. Historically, we have not hedged currency translation risks.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.


PART     II.......

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS



A. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS

None.

B. USE OF PROCEEDS

     The following use of proceeds information relates to the registration statement on Form F-1 (Registration No. 333-11370) filed by us in connection with the global offering of our ADSs. The details of the global offering are as follows:

     o Title of Securities: American Depositary Shares, each representing two common shares, par value 100 (Won) per share, in our share capital.

     o Effective Date: The effective date of the registration statement on Form F-1 (Registration No. 0-30376) registering 14,950,000 shares underlying the ADSs was February 16, 2000.

     o Closing Date: The closing date for the global offering was February 22, 2000.

     o Managing underwriters: The managing underwriters for the global offering were UBS AG acting through its division Warburg Dillon Read and Dongwon Securities Co., Ltd.

     o Aggregate Amount Registered: The aggregate amount registered was 7,475,000 ADSs.

     o Amount Sold: 7,475,000 ADSs (representing 14,950,000 shares of our common stock).

     o Aggregate Offering Price of Amount Sold: The aggregate offering price of amount sold was US$ 120,198,000.

     o Aggregate Underwriting Discount: The aggregate underwriting discount and commissions paid to the underwriters by us were approximately US$ 5,226,000.

     o Other Offering Expenses: The aggregate offering expenses other than underwriting discount and commissions paid by us were approximately US$ 1,133,900.

     o Aggregate Net Offering Proceeds to Us: Aggregate net offering proceeds to us from the sale of our common shares registered pursuant to the registration statement were approximately US$ 113,838,100.

         As of December 31, 2000, we have used approximately US$70 million from the net offering proceeds for operational, sales and marketing expenses, US$16 million for research and development of new products and US$12 million for the development of Internet-related businesses. We plan to use the balance in 2001 to fund further research and development of new products.


ITEM 15.  [reserved]


ITEM 16.  [Reserved]


PART     III......


ITEM 17. FINANCIAL STATEMENTS

Not applicable


ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.


ITEM 19. EXHIBITS

(a) The following consolidated financial statements, together with the report of Ahn Kwon & Co., a member firm of Deloitte Touche Tohmatsu, on the annual financial statements referred to below, are filed as part of this annual report:

                                                                                                   Page
                                                                                                -----------
                                                                                                -----------
Index to Consolidated Financial Statements.....................................................    F-1
Independent Auditors' Report...................................................................    F-2
Consolidated Balance Sheets as of December 31, 1998, 1999 and 2000.............................    F-4
Consolidated Statements of Operations for the Years Ended December 31, 1998, 1999 and
   2000........................................................................................    F-6
Consolidated Statements of Shareholders' Equity for the Years Ended
   December 31, 1998, 1999 and 2000............................................................    F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 1998, 1999 and
   2000........................................................................................    F-8
Notes to the Consolidated Financial Statements.................................................    F-10

(b)  Documents filed as exhibits to this annual report:

     1.1 Articles of Incorporation of Mirae Corporation, incorporated by reference to Exhibit 3.1 to Amendment No.1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on February 4, 2000 (File No. 333-11390).

     1.2   By-laws of Mirae Corporation, incorporated by reference to Exhibit
           3.2 to Amendment No.1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on February 4, 2000 (File No. 333-11390).

Index to Consolidated Financial Statements


                                                                          Page

Independent auditors' report...........................................   F-2
Consolidated balance sheets as of December 31, 1998,
  1999 and 2000.......................................................    F-4
Consolidated statements of operations for the years ended
  December 31, 1998, 1999 and 2000....................................    F-6
Consolidated statements of shareholders' equity
  for the years ended December 31,
  1998, 1999 and 2000................................................     F-7
Consolidated statements of cash flows for the years
  ended December 31, 1998, 1999 and 2000..............................    F-8
Notes to Consolidated Financial Statements.............................   F-10




INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Mirae Corporation


     We have audited the accompanying consolidated balance sheets of Mirae Corporation (the "Company") and its subsidiaries as of December 31, 1998, 1999 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended (all expressed in Korean won). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Korea and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mirae Corporation and its subsidiaries at December 31, 1998, 1999 and 2000, and the results of their operations, the changes in their shareholders' equity, and their cash flows for the years then ended, in conformity with financial accounting standards generally accepted in Korea ("Korean GAAP").

     Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(a) to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

     As described in Note 25 to the accompanying consolidated financial statements, on December 18, 2000, Quad Systems Corporation ("Quad"), one of the Company's major customers, filed a voluntary petition for reorganization under Chapter 11 of the Federal Bankruptcy Code of the Uoited States of America. Before Quad filed the voluntary petition for reorganization under Chapter 11, on September 29, 2000, the Company entered into an agreement with Quad to convert the Company's trade receivables to long-term loans and accordingly, the Company reclassified those receivables to long-term loans in the accompanying consolidated financial statements. As of December 31, 2000, the outstanding balance of such loans totaled approximately (Won) 5,066 million and the Company provided an allowance for the entire amount of the loans, which was recorded as a loss in other expense.

     As discussed in Note 2 to the accompanying consolidated financial statements, the Company's change in its accounting policies in 1999 was made in accordance with revised Korean GAAP, effective as of January 1, 1999. Under revised Korean GAAP, research and ordinary development costs may no longer be deferred and amortization of deferred development costs related to new product development with future benefit is to commence when the related revenue is first recognized. Revised Korean GAAP also requires the adoption of deferred income tax accounting. The effect of such accounting changes resulted in a decrease in the Company's retained earnings as of January 1, 1999 of (Won) 234 million and a decrease in the net loss for the year ended December 31, 1999 of (Won) 2,059 million.

     Financial accounting standards generally accepted in Korea vary in certain respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the determination of net income (loss) for the years ended December 31, 1998, 1999 and 2000 and the determination of shareholders' equity and financial position as of December 31, 1998, 1999 and 2000 to the extent summarized in Notes 28 and 29 to the consolidated financial statements.

     Without qualifying our opinion, we draw attention to Note 27 of the accompanying consolidated financial statements. The operations of the Company and its subsidiaries have been significantly affected, and may continue to be affected for the foreseeable future, by the general adverse economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these significant uncertainties on the consolidated financial position of the Company and its subsidiaries as of the balance sheet dates cannot presently be determined and accordingly, no adjustments have been made in the accompanying consolidated financial statements related to such uncertainties.


Ahn Kwon & Co. (a member firm of Deloitte Touche Tohmatsu)
Seoul, Korea
April 20, 2001



                   MIRAE CORPORATION AND ITS SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEETS
                      DECEMBER 31, 1998, 1999 AND 2000


                                                          1998           1999           2000        2000
                                                         ------------------------------------------------
                                                             (In millions of Korean won)             (In
                                                                                                  thousands-
                       ASSETS                                                                      of U.S.
                                                                                                   dollars)
                                                                                                   (Note 2)
Current assets:
  Cash and cash equivalents (Note 2 and 10).........     (Won) 359    (Won) 3,336   (Won) 34,914     $ 27,556
  Short-term financial instruments (Notes 2 and 10).        34,774         16,801            424          335
  Marketable securities (Note 2)....................        54,507         13,092          8,860        6,993
  Accounts receivable-trade, net (Notes 2, 10 and 19)..      4,396         15,482         65,098       51,380
  Accounts receivable-other.........................             5            269          1,293        1,021
  Inventories (Notes 2, 3 and 22)...................         6,698         30,019         71,864       56,720
  Accrued interest income...........................         1,934            219            137          108
  Advance payments and other (Note 6)...............         2,774          8,576          3,633        2,866
                                                           -------         ------        -------      -------
      Total Current Assets..........................       105,447         87,794        186,223      146,979
                                                           -------         ------        -------      -------
Non-current assets:
  Property, plant and equipment-net (Notes 2, 8
    and 22)........................................         43,732         59,819        120,969       95,477
  Intangible assets-net (Note 2)
    Research and development costs..................         8,326          8,574         14,440       11,397
    Other...........................................           206            140            633          500
  Investment securities (Notes 2 and 5).............         3,613          5,109         30,578       24,134
  Long-term and restricted bank deposits (Note 4)...         9,378            525            290          229
  Guarantee deposits, net (Note 2)..................         3,992          4,896          4,894        3,863
  Deposits for severance indemnities
    (Notes 2 and 4).................................           270             42              7            6
  Long-term loans and other (Notes 2, 6 and 7)......         3,303          8,857          7,375        5,819
  Deferred income tax assets (Note 17)..............            --          5,465         13,763       10,863
                                                           -------         ------        -------      -------
      Total Non-Current Assets......................        72,820         93,427        192,949      152,288
                                                           -------         ------        -------    ---------

      Total assets.................................. (Won) 178,267  (Won) 181,221  (Won) 379,172    $ 299,267
                                                     =============  =============  =============    =========

LIABILITIES
AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable--trade (Note 10)................  (Won)   1,373  (Won)  15,539  (Won)  15,265    $  12,048
  Short-term borrowings............................          5,189             --          3,500        2,762
  Accounts payable--other..........................          1,925          2,033          4,997        3,944
  Income taxes payable.............................             50             89          2,151        1,698
  Advance receipts from customers..................            446          3,011          1,316        1,039
  Dividends payable (Note 13)......................          1,837          2,161          1,846        1,457
  Guarantee deposits payable (Note 7)..............             --            347          7,300        5,762
  Accrued expenses and other.......................            229            233          3,607        2,847
                                                        ----------     ----------       --------    ---------
      Total Current Liabilities....................         11,049         23,413         39,982       31,557
                                                        ----------     ----------       --------    ---------
Long-term liabilities:
  Long-term borrowings (Note 9)....................          9,600             --             --           --
  Long-term guarantee deposits payable (Note 7)                 --             --          8,831        6,970
  Accrued severance indemnities, net (Note 2)......          1,517          1,957          2,988        2,358
                                                        ----------     ----------       --------    ---------
      Total Long-Term Liabilities..................         11,117          1,957         11,819        9,328
                                                        ----------     ----------       --------    ---------
      Total Liabilities............................         22,166         25,370         51,801       40,885
                                                        ----------     ----------       --------    ---------
Commitments and contingencies (Note 21)
Shareholders' equity:
  Capital stock
  Common stock-par value (Won) 100 per share;
    issued and outstanding 108.1 million shares,
    108.1 and 123.0 million shares as of
    December 31, 1998, 1999 and 2000,
    respectively (Note 11)........................          10,969         10,969         12,464        9,837
  Capital surplus:
    Additional paid-in capital (Note 11)..........         115,225        116,334        276,609      218,318
  Retained earnings:
    Appropriated (Note 12)........................          25,769         25,911         28,020       22,115
    Unappropriated (Note 12)......................           8,981          6,208          4,838        3,818
  Capital adjustments:
    Treasury stock (Notes 2 and 14)................         (4,843)        (4,843)        (4,843)      (3,822)
    Stock options (Notse 2 and 24)                                                           588          464
  Minority interest in equity of
    consolidated subsidiaries (Note 2)............              --          1,272          9,695        7,652
                                                        ----------     ----------       --------    ---------
      Total Shareholders' Equity..................         156,101        155,851        327,371      258,382
                                                        ----------     ----------       --------    ---------
      Total liabilities and shareholders'
      equity.....................................    (Won) 178,267  (Won) 181,221  (Won) 379,172    $ 299,267
                                                     =============  =============  =============    =========

See accompanying Notes to Consolidated Financial Statements.



                                              MIRAE CORPORATION AND ITS SUBSIDIARIES
                                              CONSOLIDATED STATEMENTS OF OPERATIONS
                                           YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

                                                      1998           1999         2000          2000
                                                     -------        -------     --------       -------
                                                     (In millions of Korean won)              (In thousands
                                                                                                 of U.S.
                                                                                                 dollars)
                                                                                                 (Note 2)

Sales (Notes 15, 19 and 20).................    (Won) 17,014  (Won) 45,681  (Won) 146,099    $ 115,311
Cost of sales...............................          16,907        36,111        111,377       87,906
                                                     -------        ------        -------      -------
Gross profiGross profit.....................             107         9,570         34,722       27,405
Selling, general and administrative
  expenses (Note 16)........................           7,328        19,988         27,223       21,486
                                                    -------        ------        -------      -------
Operating income (loss) (Note 20)...........         (7,221)      (10,418)         7,499        5,919
                                                     -------        ------        -------      -------
Other income :
  Interest income...........................          10,037        10,497          6,548        5,168
  Gain on disposal and valuation of
   marketable securities....................           3,777         3,334          1,726        1,362
  Foreign exchange and translation
    gains (Note 2)..........................             193           117          2,551        2,013
  Reversal of allowance for doubtful
    accounts................................             134           --             --           --
  Other.....................................             158           655          1,984        1,566
                                                     -------        ------        -------      -------
                                                      14,299        14,603         12,809       10,109
                                                     -------        ------        -------      -------
Other expenses :
  Interest expense..........................           1,043         3,038          2,616        2,065
  Donations.................................             127           538            514          406
  Amortization of deferred charges
    (Note 2)................................             210           --             --           --
  Foreign exchange and translation
    losses (Note 2).........................             441           196            670          529
  Loss on disposal and valuation of
    marketable securities...................              --           213            402          317
  Loss from valuation of inventories........             289           723            844          666
  Provision for doubtful other accounts.....             607           215          5,066        3,998
  Loss from impairment of deferred research
   and developments costs (Note 2)..........             --          3,859            --           --
  Equity in losses of affiliate
    (Notes 2 and 5).........................             --             50          9,664        7,627
  Other (Note 9)............................             116           769            397          313
                                                     -------        ------        -------      -------
                                                       2,833         9,601         20,173       15,921
                                                     -------        ------        -------      -------
Income (loss) before income taxes and
  minority interest.........................           4,245        (5,416)           135          107
Income tax expense (benefit)
  (Notes 2 and 17)..........................             417        (5,396)        (3,602)      (2,843)
                                                     -------        ------        -------      -------
Income (loss) before minority interest .....           3,828          (20)          3,737        2,950
                                                     -------        ------        -------      -------
Minority interest in net loss (gain)
 of consolidated subsidiaries...............             --          (216)            533          421
                                                     -------        ------        -------      -------
Net income (loss)...........................      (Won)3,828    (Won)(236)     (Won)4,270      $ 3,371
                                                     =======        ======        =======      =======

Weighted average number of common stock                   98           108            121          121
outstanding (in millions of shares).........         =======        ======        =======      =======

Net income (loss) per share (note 18)
(In Korean won and U.S. dollars)............         (Won)39       (Won)(2)       (Won)35      $ 0.028
                                                     =======        ======        =======      =======


See accompanying Notes to Consolidated Financial Statements.




                                       MIRAE CORPORATION AND ITS SUBSIDIARIES
                                   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                    YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000


                                                                 1998          1999         2000               2000
                                                               -------        -------     --------           --------
                                                                 (In millions of Korean won)              (In thousands
                                                                                                             of U.S.
                                                                                                             dollars)
                                                                                                             (Note 2)
     Balance, January 1, 1998..................      8,775      66,986     33,240   (3,919)        -              177   105,259
      Issuance of common stock (Note 11).......      2,194      48,262          -        -         -                -    50,456
      Treasury stock transactions (Notes 2 and
        14)....................................          -         (23)      (481)    (924)        -                -    (1,428)
      Cash dividends (Note 13).................          -           -     (1,837)       -         -                -    (1,837)
      Decrease in minority interest in equity
        of consolidated subsidiaries...........          -           -          -        -         -             (177)     (177)
      Net income...............................          -           -      3,828        -         -                -     3,828
                                                  ---------    --------   --------  -------    -------         -------  --------

     Balance, December 31, 1998................     10,969     115,225     34,750   (4,843)        -                -   156,101
      Additional issuance by consolidated .....
       subsidiary to outside entity (Note 11)..          -       1,205          -        -         -                -     1,205
      Offset of unamortized stock issuance
       costs ..................................          -         (96)         -        -         -                -       (96)
      Cash dividends (Note 13).................          -           -     (2,161)       -         -                -    (2,161)
      Cumulative effect on prior years of
        change in accounting policy
        (Notes 2 and 17).......................          -           -       (234)       -         -                -      (234)
      Increase in minority interest in equity
        of consolidated subsidiaries...........          -           -          -        -         -            1,272     1,272
      Net loss.................................          -           -       (236)       -         -                -      (236)
                                                  --------     -------    --------  -------     ------        -------  ---------
      Balance, December 31, 1999...............     10,969     116,334     32,119   (4,843)        -            1,272   155,851
      Issuance of ADSs (Note 11)...............      1,495     126,623          -        -         -                -   128,118
      Additional issuance by consolidated.....
       subsidiary to outside entity (Note 11)..          -       9,024          -        -         -                -     9,024
     Additional issuance by equity
       method-affiliate to outside entity
       (Note 11)...............................          -      24,628          -         -        -                -    24,628
     Stock compensation plans (Notes 2 and 24).          -           -          -         -      588                -       588
     Cash dividends (Note 13)..................          -           -     (1,846)        -        -                -    (1,846)
     Effect on prior year of reapplying the ...
       equity method (Notes 2 and 5)............         -           -     (1,685)        -        -                -    (1,685)
     Increase in minority interest in equity of
       consolidated subsidiaries................         -           -          -         -        -            8,423     8,423
     Net income................................          -           -      4,270         -        -                -     4,270
                                                  --------     -------   --------   --------    ------        -------  --------
     Balance, December 31, 2000................     12,464     276,609     32,858    (4,843)     588            9,695   327,371
                                                  ========     =======   ========   ========    ======        =======  =========

(In thousands of U.S. dollars) (Note 2)
     Balance, December 31, 1999...............      $8,657     $91,819    $25,350   ($3,822)      $-           $1,004  $123,008
     Issuance of ADSs (Note 11)...............       1,180      99,939          -         -        -                -   101,119
     Additional issuance by consolidated
       subsidiary to outside entity (Note 11)..          -       7,122          -         -        -                -     7,122
     Additional issuance by equity
       method-affiliate to outside
       entity (Note 11).......................           -      19,438          -         -        -                -    19,438
     Stock compensation plans (Notes 2 and 24)..         -           -          -         -      464                -       464
     Cash dividends (Note 13)...................         -           -     (1,457)        -        -                -    (1,457)
     Effect on prior year of reapplying the
       discontinued equity method (Notes
       2 and 5)................................          -           -     (1,330)        -        -                -    (1,330)
     Increase in minority interest in equity of
       consolidated subsidiaries...............          -           -          -         -        -            6,648     6,648
     Net income................................          -           -      3,370         -        -                -     3,370
                                                  --------    --------   --------   -------    ------          ------   -------
     Balance, December 31, 2000                     $9,837    $218,318    $25,933   ($3,822)    $464           $7,652  $258,382
                                                  ========    ========   ========   ========   ======          ======  ========


                                   See accompanying Notes to Consolidated Financial Statements.


                   MIRAE CORPORATION AND ITS SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

                                                               1997        1998          2000         2000
                                                           ----------   --------       -------      -------
                                                                 (In millions of Korean won)          (In
                                                                                                    thousands
                                                                                                     of U.S.
                                                                                                     dollars)
                                                                                                    (Note 2)
Cash flows from operating activities:
  Net income (loss)......................................  (Won)  3,828  (Won)  (236)  (Won)  4,270   $  3,371
                                                           ------------  ------------  ------------   --------

Expenses not involving cash payments:
  Depreciation and amortization..........................         6,076        7,793         11,578      9,138
  Loss from impairment of deferred research and
    development cost....................................             --        3,859             --         --
  Provision for severance indemnities....................           854        1,280          1,626      1,283
  Provision for doubtful accounts........................           608          894          5,653      4,462
  Loss on valuation of inventories.....................             289          723            844        666
  Loss on disposal and valuation of securities...........            --          213            402        317
  Foreign currency translation loss......................            66           69            208        164
  Equity in losses of affiliate..........................            --           50          9,664      7,627
  Minority interest in net gain of consolidated
     subsidiaries........................................            --          216             --         --
  Compensation cost related to stock options.............            --           --            588        464
  Other..................................................           110           96            251        199
                                                                 -------      -------        ------     ------
    Sub-total............................................         8,003       15,193         30,814     24,320
                                                                --------      -------        ------     ------
Income not involving cash receipts:
  Minority interest in net loss of consolidated
    subsidiaries.........................................            --           --           (533)      (421)
  Foreign currency translation gain......................           (86)         (17)        (1,286)     (1,015)
  Reversal of provision for doubtful accounts............          (134)          --             --          --
  Gain on disposal and valuation of marketable securities..      (3,777)      (3,334)        (1,726)     (1,362)
  Deferred income taxes ...................................          --       (5,699)        (7,548)     (5,957)
  Other..................................................            (1)         (40)           (25)        (20)
                                                                --------    ---------       --------    --------
    Sub-total............................................        (3,998)      (9,090)       (11,118)     (8,775)
 !                                                              --------    ---------       --------    --------
Changes in assets and liabilities related to operating
  activities:
  Accounts receivable--trade..............................       13,056      (11,856)       (54,112)    (42,709)
  Accounts receivable--other..............................           --         (264)          (803)       (634)
  Inventories............................................        (3,578)     (26,488)       (42,689)    (33,693)
  Accrued interest income................................           193        1,715             82          65
  Advance payments and other current assets..............        (1,597)      (6,398)         5,391       4,255
  Accounts payable--trade.................................         (643)      14,166           (482)       (380)
  Accounts payable--other.................................          734          123          2,964       2,339
  Income taxes payable...................................        (1,455)          39          2,062       1,627
  Advance receipts from customers........................          (428)       2,565         (1,695)     (1,338)
  Accrued expenses and other current liabilities.........        (1,088)         351          3,374       2,664
  Severance indemnity payments...........................          (652)        (840)          (595)       (470)
                                                                --------    ---------       ---------   --------
    Sub-total............................................         4,542      (26,887)       (86,503)    (68,274)
                                                                --------    ---------       --------    --------
  Net cash provided by (used in) operating activities....        12,375      (21,020)       (62,537)    (49,358)
                                                                --------     --------       --------    --------
Cash flows from investing activities:
  Proceeds from disposal of property, plant and equipment.  (Won)     7  (Won) 1,516     (Won)  279    $    220
  Decrease (increase) in short-term financial
     instruments--net.....................................        6,178       17,973         16,801      13,260
  Decrease in long-term loans to employees................        1,932        1,953          1,141         901
  Decrease in guarantee deposits..........................          865        2,258          2,253       1,778
  Decrease (increase) in marketable securities-net........      (35,604)      44,536          5,556       4,385
  Acquisition of property, plant and equipment............      (15,960)     (20,976)       (70,545)    (55,679)
  Acquisition of investment securities....................           --       (1,546)       (13,391)    (10,569)
  Decrease (increase) in long-term and restricted bank
    deposits-net..........................................       (6,766)       9,082           (189)       (149)
  Increase in long-term loans to employees................       (1,900)        (876)          (328)       (259)
  Increase in investments and other non-current assets....          338          (62)          (145)       (114)
  Increase in long-term loans to affiliates...............           --       (6,250)            --          --
  Increase in guarantee deposits..........................       (1,028)      (3,162)        (2,250)     (1,776)
  Increase in deferred research and development costs.....      (10,407)      (6,084)        (8,287)     (6,541)
  Increase in guarantee deposits payable..................           --           --          6,953       5,488
  Increase in long-term guarantee deposits payable........           --           --          8,831       6,971
                                                               --------     ---------       -------     --------
  Net cash provided by (used in) investing activities.....      (62,345)      38,362        (53,321)    (42,084)
                                                               ---------    ---------       --------    --------
Cash flows from financing activities:
  Increase in short-term borrowings.......................       10,149       59,571          3,500       2,762
  Increase in long-term borrowings........................        3,600           --             --          --
  Issuance of common stock................................       50,456           --        128,118     101,119
  Increase of minority interest in equity of consolidated
    subsidiaries..........................................           --        1,056          8,955       7,068
  Increase in additional paid-in capital~
    (Note 11).............................................           --        1,205          9,024       7,122
  Decrease in treasury stock..............................        1,421           --             --          --
  Payment of short-term borrowings........................       (4,960)     (64,760)            --          --
  Payment of current portion of long-term debt............       (1,662)          --             --          --
  Payment of long-term borrowings.........................         (158)      (9,600)            --          --
  Increase in treasury stock..............................       (2,850)          --             --          --
  Payment of stock issuance costs.........................         (106)          --             --          --
  Payment of dividends....................................       (5,621)      (1,837)        (2,161)     (1,706)
                                                               ---------     --------       --------    --------
  Net cash provided by (used in) financing activities.....       50,269      (14,365)       147,436     116,365
                                                               ---------     --------       --------    --------
Net increase in cash and cash equivalents...... ..........          299        2,977         31,578      24,923
Cash and cash equivalents at beginning of the period......           60          359          3,336       2,633
                                                               --------      --------       -------     --------
Cash and cash equivalents at end of the period............  (Won)   359 (Won)  3,336   (Won) 34,914    $ 27,556
                                                            =========== =============  ============    =========
Cash paid for interest, net of amount capitalized.........  (Won) 1,061 (Won)  3,016   (Won)  2,616    $  2,303
                                                            =========== =============  ============    =========
Cash paid (refunded) for income taxes.....................  (Won) 3,711 (Won)    857   (Won)   (763)   $   (672)
                                                            =========== =============  =============   =========

See accompanying Notes to Consolidated Financial Statements.




                   MIRAE CORPORATION AND ITS SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000


1.  GENERAL

    Mirae Corporation (the "Company") was incorporated in December 1990 under the laws of the Republic of Korea ("Korea") and is currently engaged in the manufacture of semiconductor-related equipment including handlers, SMD placement systems, TFT-LCD testers and lead frame magazines for sale in domestic and overseas markets, as well as in the sale of internet portal and website services and on-line electronic commerce security solutions through its affiliate, Lycos Korea, Inc., and its subsidiary, SoftForum Corporation, respectively. The Company's common shares and American Depositary Shares ("ADSs") are listed on the Korea Stock Exchange and the Nasdaq National Market, respectively. Each ADS represents two shares of common stock. As of December 31, 2000, the Company's largest shareholder was Mr. Chung Moon-Soul, the Company's former president, with a shareholding of 27.46% and, including his family members, 29.09%.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized as follows:

    a.  Basis of Presentation

       The official accounting records of the Company are expressed in Korean won and are maintained in accordance with the relevant laws and regulations of Korea. The accounting principles and reporting practices followed by the Company and generally accepted in Korea ("Korean GAAP") may differ in certain respects from accounting principles and reporting practices generally accepted in other countries and jurisdictions.

       The financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers outsides of Korea and have been made at the rate of (Won) 1,267.00 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 31, 2000. Such translations should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

    b. Principles of Consolidation

       The consolidated financial statements include the accounts of the Company and all subsidiaries. Significant inter-company accounts and transactions have been eliminated in consolidation. The Company's 20%- to 50%-owned affiliates are accounted for using the equity method (see Note 2(l)).

       The Company's subsidiaries and its affiliates, which are accounted for using the equity method, are as follows:


                                                          Year of              Ownership
                                                       Establishment         Percentage (%)              Remark
                                                      -----------------   ---------------------   -------------------

       SoftForum Corporation ("SoftForum")                  1999                 55.47%               Consolidated
       MR Tech Town Co. ("MR Tech")
          (formerly MR Tech Corporation)                    1999                100.00%               Consolidated
       Lycos Korea, Inc. ("Lycos Korea")                    1999                 43.25%               Equity method
       Java Game Co. ("Java Game")                          1999                 59.98%               Consolidated
       Mirae Online Co., Ltd. ("MOL")                       2000                 64.78%               Consolidated
       Korea Internet Holdings, Inc. ("KIH")                2000                 20.00%               Equity method
       Korea Internet. Com. ("KIC")                         2000                 47.94%               Consolidated

       SoftForum was incorporated in April 1999 under the laws of Korea as a 70%-owned subsidiary of the Company and is currently engaged in providing security solutions for on-line banking, trading and electronic commerce. As of December 31, 2000, SoftForum is 55.47%-owned by the Company, 27.58%-owned by SoftForum employees, 9.28%-owned by Dongwon Venture Capital Co., Ltd. And 7.67%-owned by Mirae Asset Venture Capital.

       MR Tech was incorporated in April 1999 under the laws of Korea and the Company acquired the 100% equity interest in MR Tech on July 12, 1999. As of December 31, 2000, MR Tech is engaged in providing building administration services.

       Lycos Korea was formed in March 1999 under the laws of Korea as a joint venture company between the Company and Lycos, Inc., a United States corporation. Lycos Korea offers a Korean language search and portal site on the internet. Lycos Korea launched its internet operations in July 1999.

       Java Game was incorporated in December 1999 under the laws of Korea as a 70%-owned subsidiary of the Company and is currently engaged in providing game programs for Lycos Korea's game site.

       MOL was incorporated in March 2000 under the laws of Korea in order to engage in providing two-way satellite internet broadcasting service.

       KIH was incorporated in March 2000 under the laws of Korea in order to engage in investing in internet-related companies or companies that are involved with electronic commerce or the development or utilization of internet technologies, content or services.

       KIC was incorporated in July 2000 under the laws of Korea as a joint venture company between the Company and internet.com Corporation, a United States corporation, in order to provide e-business related information, real-time news, and information for internet professionals on the internet. KIC's accounts were consolidated due to the Company's effective control through the nomination of a majority of the board of directors by the Company.

    c. Use of Estimates

       The preparation of the Company's financial statements, in conformity with accounting principles generally accepted in Korea, requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    d. Revenue Recognition

       Sales are recognized as products are delivered because at that time customers contractually assume all risks of ownership and the earnings process is considered to be substantially complete. Legal title, however, passes to customers upon final customer acceptance. Sales of software products are recognized after the installation process is complete.

    e. Marketable Securities

       Through 1997, marketable securities, which primarily consist of unit trusts and money market funds, were stated at cost. Effective January 1, 1998, Korean GAAP was changed to require that marketable securities be stated at market value, with unrealized gains and losses included in the income statement. This change had no significant effect on the Company and its subsidiaries' net income for the year ended December 31, 1998.

    f. Allowance for Doubtful Accounts

       An allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

       Activity in the allowance for doubtful accounts balances for the years ended December 31, 1998, 1999 and 2000 is as follows (in millions of Korean won):


                                                                         1998             1999             2000
                                                                    ---------------  ---------------  ----------------

      (Allowance for doubtful accounts receivable-trade)
      Beginning balance                                                       176              44              494
      Provision (charged to selling, general and administrative
          expenses)                                                             -             648              587
      Offset against uncollectible trade receivables                            -            (198)            (424)
      Reversal                                                               (132)              -                -
                                                                    ---------------  ---------------  ----------------

      Ending balance                                                           44             494              657
                                                                    ===============  ===============  ================

      (Allowance for doubtful guarantee deposits, long-term loans and other)
      Beginning balance                                                         -             607                -
      Provision (charged to other expenses)                                   607             215            5,066
      Offset against uncollectible guarantee deposits                           -            (822)               -
                                                                    ---------------  ---------------  ----------------
      Ending balance                                                          607               -            5,066
                                                                    ===============  ===============  ================


    g. Inventories

       Inventories are stated at the lower of cost, determined using the average cost method, or net realizable value.

    h. Property, Plant and Equipment

       Property, plant and equipment are stated at cost. Routine maintenance and repairs are expensed as incurred. Expenditures which result in an enhancement of the value or extension of the useful life of the facilities involved are capitalized.

       Interest incurred on debt used for the construction of property, plant and equipment is capitalized until such construction activities are complete. Interest of (Won)U270 million and
       (Won)U50 million for the years ended December 31, 1998 and 1999 (nil for year ended December 31, 2000), respectively, was capitalized and included in property additions.

       Depreciation is computed using the declining balance or straight-line methods over the estimated useful lives (two to sixty years) of the related assets.

    i. Research and Development Costs

       Through 1997, the Company charged all research and development costs to expense as incurred. Effective January 1, 1998, in order to provide for a more accurate matching of revenue and expenses, the Company changed its accounting policy for research and development costs, to be deferred and amortized over five years, as permitted under Korean GAAP. As a result of such change, net income for the year ended December 31, 1998 increased by (Won)U8,326 million.

       In accordance with revised Korean GAAP, effective January 1, 1999, the Company continues to defer development costs which meet certain specific conditions such as new product development, technological feasibility, marketability and usefulness, and amortizes such costs over five years, while all research and ordinary development costs are expensed as incurred. In addition, amortization of deferred development costs is to commence when the related revenue or benefit is first realized, whereas previously, deferred research and development costs were amortized beginning in the period such costs were incurred. The unamortized balance of deferred research and development costs at January 1, 1999 will continue to be amortized over a five year period. The effect of such accounting changes resulted in a net increase in the Company's net loss for the year ended December 31, 1999 of (Won)3,640 million, net of income tax effect of (Won)1,620 million.

       In addition, through 1998, the amortization of deferred research and development costs were classified as an other expense item. Effective January 1, 1999, Korean GAAP was revised to require classification of the amortization of deferred development costs and research and ordinary development expenses as incurred as manufacturing or selling, general and administrative expenses depending on their nature. As a result of such change, the operating loss for the year ended December 31, 1999 increased by (Won)9,956 million. This change had no effect on the Company and its subsidiaries' net loss for the year ended December 31, 1999. For comparative purposes, research and development costs previously classified as other expenses in the consolidated financial statements for the year ended December 31, 1998 have been reclassified to conform with the presentation of the consolidated financial statements for the years ended December 31, 1999 and 2000. These reclassifications did not have any effect on the reported financial position of the Company and its subsidiaries as of December 31, 1998, or their net income for the year then ended.

       In March 2000, the Company discontinued one of its research and development projects related to front-end semiconductor production equipment manufacturing. As a result, related research and development costs of (Won)3,859 million were written off effective as of December 31, 1999.

    j. Other Intangible Assets

       Other intangible assets, consisting primarily of proprietary rights, are stated at cost less amortization computed using the straight-line method over five to fifteen years.

    k. Stock Issuance Costs

       Through 1998, stock issuance costs were capitalized and amortized on a straight-line basis over three years. Effective January 1, 1999, Korean GAAP was changed to require that such costs be shown as a direct reduction to shareholders' equity. The unamortized stock issuance costs carried over from 1998 have been offset against additional paid-in capital as of January 1, 1999, in accordance with the revised Korean GAAP. This change had no significant effect on the net income of the Company and its subsidiaries for the year ended December 31, 1999.

    l. Investment Securities

       (1) Investments with 20% or more ownership interest

           Investment securities of nonconsolidated affiliated companies, in which the Company has a 20% or more ownership interest, are carried based on the equity method of accounting, whereby the Company's initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company's share of income or loss of the investee and dividends received therefrom. The Company's share in net losses of its affiliates are reflected only to the extent of its investment carrying amount.

       (2) Other Investments

           Investments in equity securities of listed companies are stated at market value. Also, the net unrealized gain or loss on investments in equity securities of listed companies is recorded as a capital adjustment. Other investments in equity securities of non-listed companies are stated at acquisition cost. If the market value (or the net book value for non-listed companies) of the investments declines significantly below the acquisition cost and is not expected to recover, such investments are carried at market value (or net book value) and the resulting unrealized loss on investments is charged to current operations.

    m. Accounting for Impairment

       When the book value of an asset exceeds its estimated recoverable value, which is the greater of the net realizable value or useful value of the asset, due to obsolescence, physical damage or a sharp decline in market value, and the amount is material, the asset is recorded at its reduced value and the resulting impairment loss is charged to current operations. In subsequent periods, if the recoverable value exceeds the adjusted book value of the asset, the recoveries of previously recognized losses is recognized as a gain in subsequent periods until the net realizable value equals the original book value of the asset.

   n.  Accrued Severance Indemnities

       In accordance with Korean labor laws, all employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

       Funding of severance indemnities is not required. However, the Company and subsidiaries maintain deposits for severance indemnities with insurance companies, which are presented as non-current assets, to meet the requirements for tax deduction purposes under the Korean corporate income tax law.

       Changes in accrued severance indemnities for the years ended December 31, 1998, 1999 and 2000 are as follows (in millions of Korean won).


                                                1998              1999              2000
                                           ----------------   ----------------  -----------------

       Beginning balance                         1,315            1,517             1,957
       Provision                                   854            1,280             1,626
       Payments                                   (652)            (840)             (595)
                                           ------------      -----------      -------------

       Ending balance                            1,517            1,957             2,988
                                           ============      ===========      =============

    o. Treasury Stock

       Treasury stock is shown separately as a capital adjustment item within stockholders' equity. Gains on sales of treasury stock are credited to capital surplus, and losses are charged against either capital surplus arising from previous treasury stock transactions or against retained earnings.

    p. Costs for Product Warranties

       Product warranty expenditures are included as incurred in manufacturing costs, which are allocated between cost of sales and inventories.

    q. Income Taxes

       Through 1998, the provision for income taxes was determined based on the amount currently payable under the Korean corporate income tax law. No deferred income taxes were provided. Effective January 1, 1999, Korean GAAP was revised to require the recognition of deferred tax assets and liabilities for the future tax consequences of operating loss and tax credit carryforwards and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The revised Korean GAAP requires that the cumulative effect on prior periods of such change be reflected as a direct adjustment to unappropriated retained earnings at the beginning of the year of such change. The revised Korean GAAP also requires that deferred tax assets and liabilities be presented on the balance sheet as a single non-current net number. Restatement of prior period financial statements is not permitted. This change resulted in a decrease in the Company's and its subsidiaries' beginning retained earnings as of January 1, 1999 of (Won)234 million and a decrease in the net loss for the year ended December 31, 1999 of (Won)U5,699 million.

    r. Cash and Cash Equivalents and Short-Term Financial Instruments

       Effective January 1, 1999, Korean GAAP was revised to require reclassification of time deposits and financial instruments readily convertible into cash with original maturity of more than three months less than one year from cash and cash equivalents to short-term financial instruments. For comparative purposes, prior year amounts have been reclassified to conform with current year presentation. This change in classification resulted in a decrease in cash and cash equivalents as of December 31, 1998, 1999 and 2000 by (Won)34,774 million, (Won)16,801 million and (Won)424 million, respectively.

    s. Accounting for Foreign Currency Transactions

       The Company and its subsidiaries maintain their accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. As allowed under Korean GAAP, monetary assets and liabilities denominated in foreign currencies are translated in the accompanying consolidated financial statements at the Base Rates announced by the Korean government on the balance sheet dates, which, for U.S. dollars, were (Won)1,207.80=$1.00,
       (Won)1,145.40=$1.00 and (Won)1,259.70=$1.00, at December 31, 1998,
       1999 and 2000, respectively. The resulting gains and losses arising from the translation or settlement of such assets and liabilities are included in current operations.

    t. Valuation of Long-Term Receivables

       Long-term receivables resulting from long-term installment transactions are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal receivable balances. Such imputed interest is included in operations using the effective interest rate method over the redemption period.

    u. Accounting for Employee Stock Option Compensation Plan

       The Company adopted the fair value based method of accounting for the employee stock option compensation plan, which was established, effective as of March 25, 2000, to reward the performance of individual officers and other employees who have contributed, or have the ability to contribute, significantly to the Company (see
       Note 24). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, the expected dividends, and a risk-free interest rate over the expected life of the option. However, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options, which results in measurement at minimum value. The total compensation cost at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the expected life of the option, dividends on the stock, or the risk-free interest rate.

    v. Reclassification of Certain Accounts

       Certain amounts in 1998 and 1999 financial statements have been reclassified to conform with the 2000 financial statement presentation. In connection with these reclassifications, net income
       (loss) for the years ended December 31, 1998 and 1999 and shareholders' equity as of December 31, 1998 and 1999 were not affected except for the presentation of minority interest in equity of consolidated subsidiaries in the balance sheets. Under previous Korean GAAP, minority interest in equity of consolidated subsidiaries was presented as a separate item from shareholders' equity. Effective January 1, 2000, Korean GAAP was changed to require that minority interest in equity of consolidated subsidiaries be included in shareholders' equity. As a result, total shareholders' equity as of December 31, 1999 and 2000 increased by
       (Won)1,272 million and (Won)9,695 million, respectively.


3.  INVENTORIES

    Inventories as of December 31, 1998, 1999 and 2000 are as follows (in millions of Korean won):


                                                           1998                   1999                   2000
                                                     ------------------     ------------------     -----------------

        Merchandise                                                12                     66                 6,907
        Finished goods                                              -                  3,046                35,648
        Work in-process                                         5,573                  5,540                 2,018
        Raw materials                                             846                 19,412                27,291
        Inventories in-transit                                    267                  1,955                     -
                                                     ------------------     ------------------     -----------------

                                                                6,698                 30,019                71,864
                                                     ==================     ==================     =================


4.  RESTRICTED DEPOSITS

    Restricted deposits as of December 31, 1998, 1999 and 2000 are as follows (in millions of Korean won):


                                                           1998                   1999                   2000
                                                     ------------------     ------------------     -----------------

        Guarantee deposits for checking accounts                    5                      3                     6
        Deposits for severance indemnities                        270                     42                     7
                                                     ------------------     ------------------     -----------------

                                                                  275                     45                    13
                                                     ==================     ==================     =================


5.  INVESTMENT SECURITIES

    Investment securities and investments in affiliates as of December 31, 1998, 1999 and 2000 are as follows (in millions of Korean won):


                                        Ownership                                                          Net Asset
                                      Percentage (%)                                                         Value
                                     -----------------                                                   ---------------
                                           2000             1998            1999             2000             2000
                                     -----------------  --------------  --------------  ---------------  ---------------
    (Investment in equity securities of non-listed companies)
     AIO Corporation
        Preferred stock (Note a)                15.0%           3,513           3,513            3,513              406
     JIT Corporation                             3.7%             100             100              100               20
     On-net Corporation                         14.7%               -             795              795              670
     Intro System (formerly Sun
       Mentoring) (Note c)                      15.2%               -             500              500                -
     Nara Vision (Note d)                       17.4%               -               -            3,500              801
     NetThru (Note c)                           19.7%               -               -              296               41
     Cyber Bank (Note c)                         1.4%               -               -            2,250              282
     Infinity Telecom (Note d)                  16.7%               -               -              500              277
     Korea Technology Transfer
       Center                                       -               -               -            1,500            1,521
     TeleFree (Note c)                           2.6%               -               -              504              117
     Streambox Korea (Note c)                    5.2%               -               -            1,500              242
     NeoBill Co., Ltd. (Note c)                 15.7%               -               -              525              401
     Hackers Lab Co., Ltd.                       4.5%               -               -              250              388
     Interchem Korea                            11.1%               -               -              100              100
     Korea Software Financial
       Co.                                          -               -               -                5                5
     E-GIOS Corporation                          1.6%               -             200              200              225
     Il-Shin Leisure                             0.1%               -               1                -                -
     Imobiz                                     11.6%               -               -               12               12
                                                        --------------  --------------    ------------      ------------
     Sub-total                                                  3,613           5,109               50            5,508
                                                        --------------  --------------    -------------     ------------
    (Investment in affiliates)
     Lycos Korea (Note b)                       43.3%               -               -           12,584           12,584
     Korea Internet Holdings                    20.0%               -               -            1,944            1,944
                                                        --------------  --------------  ---------------  ---------------
     Sub-total                                                      -               -           14,528           14,528
                                                        --------------  --------------  ---------------  ---------------

    Total Investment Securities                                 3,613           5,109           30,578           20,036
                                                        ==============  ==============  ===============  ===============


    (Note a)
    As of December 31, 2000, the Company owns 140,218 shares of AIO Corporation's (a United States corporation) preferred stock. The Company's investment in AIO Corporation amounted to (Won)3,513 million at December 31, 2000 while the net asset value of the Company's investment in the preferred stock of AIO Corporation was (Won)406 million as of March 31, 2000. The Company management believes that AIO Corporation's net losses and significant decrease in sales since 1997, in addition to cash flow shortages, are not indications of impairment as to the Company's investment in AIO Corporation and expects the carrying amount of its investment to be recoverable in the near future.

    At the option of the Company, each share of AIO Corporation's preferred stock is convertible into ten shares of AIO Corporation's common stock, at any time. Beginning in 2002, the Company has the option to redeem in cash AIO Corporation's preferred stock in equal installments over three years at $28.53 per share if AIO Corporation's funds are legally sufficient to redeem all of its preferred stock.

    (Note b)
    The investment in Lycos Korea is carried based on the equity method of accounting. The Company's initial investment cost was (Won)50 million. In 1999 the carrying value was subsequently reduced to zero to reflect the Company's share of Lycos Korea's loss for the year ended December 31, 1999 which exceeded the carrying amount of the common stock investment. In February 2000, Lycos Korea issued and sold 3,122 additional shares of its common stock at a premium to outside entities including Mirae Asset Venture Capital, Sumitomo Corp., SingTel and Hikari, for (Won)18,000,000 per share (par value: 5,000 per share). As a result of such issuance, the Company's equity ownership in Lycos Korea decreased from 50% to 43% and its investment increased by
    (Won)24,628 million. The resulting gain on sale of stock by Lycos Korea was accounted for as an equity transaction and included in capital surplus (see Note 11). Also, the Company recognized its share of Lycos Korea's 1999 loss not recognized during 1999 amounting to (Won)1,685 million, net of income tax effect of 750 million, as an adjustment to retained earnings from prior periods. In addition, in 2000 the carrying value was subsequently reduced by a charge to other expense to reflect the Company's shares of Lycos Korea's loss for the year ended December 31, 2000, amounting to (Won)9,608 million.

    (Note c)
    Investments in Intro System, NetThru, Cyber Bank, TeleFree, Streambox Korea and NeoBill are carried at cost and these investees are deemed to be in start-up or development stage and the Company's management currently expects the carrying amounts of those investments to be recoverable in the near future.

    (Note d)
    Investments in Nara Vision and Infinity Telecom are carried at cost and these investees are profitably. The Company's management believes that the differences between the carrying value and net asset value are due mainly to the premium paid for the investments and are expected to be recoverable in the near future considering their operating results.


6.  SHORT-TERM AND LONG-TERM LOANS TO EMPLOYEES

    Short-term and long-term loans to employees as of December 31, 1998, 1999 and 2000 are (Won)3,303 million, (Won)2,347 million and (Won)1,640 million, respectively.


7.  LONG-TERM LOANS AND GUARANTEE DEPOSITS PAYABLE TO SUBSIDIARY AND AFFILIATE

    When Lycos Korea was incorporated in March 1999, the Company entered into a loan agreement with Lycos, Inc. to provide a loan up to (Won)6,250 million, which was the outstanding balance as of December 31, 2000, at an annual interest rate equal to the higher of 8% or the bank overdraft rate, as prescribed by the Korean income tax law. Final maturity date of the loan is May 31, 2019. In addition, as of December 31, 2000, the Company has guarantee deposits payable to SoftForum and Lycos Korea in the amount of (Won)4,500 million and (Won)4,000 million, respectively.

8.  PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment as of December 31, 1998, 1999 and 2000 are as follows (in millions of Korean won):


                                            Useful Lives
                                               (years)               1998               1999                2000
                                           -----------------   ------------------  ----------------   -----------------

    Land                                          -                       13,491            16,318              52,721
    Buildings and structures                     5-60                     24,282            36,325              56,715
    Machinery and equipment                      4-9                       2,454             2,652               5,468
    Vehicles                                     4-6                         614               552                 806
    Tools, furniture and fixtures                2-10                     10,603            16,436              26,313
    Construction in-progress                      -                          909                 -                   -
                                                               ------------------  ----------------   -----------------

    Total                                                                 52,353            72,283             142,023
    Less accumulated depreciation                                         (8,621)          (12,464)            (21,054)
                                                               ------------------  ----------------   -----------------

    Net                                                                   43,732            59,819             120,969
                                                               ==================  ================   =================


A certain portion of the Company's land and buildings is pledged as collateral for the Company's lines of credit totaling (Won)3,000 million and $5,000 thousand with Korea Exchange Bank. As of December 31, 2000, there are no outstanding borrowings from Korea Exchange Bank.

In addition, at January 1, 1998, 1999 and 2000, the Korean government declared standard value of land compared to the book value of land owned as of December 31, 1998, 1999 and 2000 as follows (in million of Korean won):


                                                                     1998               1999               2000
                                                               ------------------  ----------------   --------------

    Standard value                                                    3,827             8,107              23,260
    Book value                                                       13,491            16,318              52,721



9.  LONG-TERM BORROWINGS DENOMINATED IN KOREAN WON

Long-term borrowings denominated in Korean won as of December 31, 1998, 1999 and 2000 are as follows (in millions of Korean won):


                                             Final
                                            maturity      Annual interest
             Lender                           year            rate (%)             1998          1999          2000
   -----------------------------------   --------------  ------------------    -----------   ------------  ------------

   Korea Development Bank                    2004              11.3              9,600             -            -
   Less portion due within one year                                                  -             -            -
                                                                                ---------      --------      --------

   Long-term portion                                                             9,600             -            -
                                                                                ===========   ============  ============


In November 1999, the Company made an early repayment on its long-term borrowings from Korea Development Bank, which was scheduled to mature in 2004. In connection with such early repayment, a penalty of (Won)540 million was paid.


10.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The details of monetary assets and liabilities denominated in foreign currencies as of December 31, 1998, 1999 and 2000 are as follows (in millions of Korean won, thousands of U.S. dollars and yens):


                                                                               Foreign currencies
                                                           -----------------------------------------------------------
                                                                 1998                 1999                 2000
                                                           -----------------     ----------------    -----------------

     Cash and cash equivalents                                         $ -                  $59               $3,990
     Short-term financial instruments                               $1,851                  $ -                  $ -
     Accounts receivable-- trade                                      $888               $5,459              $18,969
     Accounts payable-- trade                                         $463                  $13                 $250
     Accounts payable-- trade                                            -                    -       J. Yen 957,240

                                                                             Korean won equivalent
                                                           -----------------------------------------------------------
                                                                 1998                 1999                 2000
                                                           -----------------     ----------------    -----------------

     Cash and cash equivalents                                           -                   67                5,026
     Short-term financial instruments                                2,235                    -                    -
     Accounts receivable-- trade                                     1,072                6,253               23,895
     Accounts payable-- trade                                          559                   15                  315
     Accounts payable-- trade                                            -                    -               10,544



11.  CAPITAL STOCK AND CAPITAL SURPLUS

The Company's capital stock consists entirely of common stock. The par value and the number of shares authorized, issued and outstanding as of December 31, 1998, 1999 and 2000 are as follows:


                                                             1998                   1999                  2000
                                                      -------------------    -------------------    ------------------

     Par value (in Korean won)                                      100                    100                   100
     Authorized shares                                      351,000,000            351,000,000           351,000,000
     Issued shares                                          109,687,500            109,687,500           124,637,500
     Outstanding shares, net of treasury stock              108,053,500            108,053,500           123,003,500


Significant changes in capital stock and additional paid-in capital in 1998, 1999 and 2000 are as follows (in millions of Korean won except for share data):


                                                            Numbers of shares                           Additional
                                                             issued (note a)       Capital stock      paid-in capital
                                                           ---------------------   ---------------   ------------------

     At January 1, 1998                                              87,750,000             8,775               66,963
     Issuance of new shares                                          21,937,500             2,194               48,262
                                                           ---------------------   ---------------   ------------------

     At December 31, 1998                                           109,687,500            10,969              115,225
     Offset of unamortized stock issuance costs (note b)                      -                 -                  (96)
     Additional issuance by consolidated subsidiary
     to outside entity (note c)                                               -                 -                1,205
                                                           ---------------------   ---------------   ------------------

     At December 31, 1999                                           109,687,500            10,969              116,334
     Issuance of ADSs (note d)                                       14,950,000             1,495              126,623
     Disposal of investment in the common  stock of
     consolidated subsidiary (note e)                                         -                 -                  247
     Additional issuance by equity method-affiliate to
     outside entity (note f)                                                  -                 -               24,628
     Additional issuance by consolidated subsidiary
     to outside entity (note g)                                               -                 -                8,777
                                                           ---------------------   ---------------   ------------------
     At December 31, 2000                                           124,637,500       (Won)12,464          (Won)276,609
                                                           =====================   ===============   ==================

     (note a) Number of shares have been adjusted to give retroactive effect to the 1:50 stock split declared on March 2, 1998.

     (note b) In accordance with revised Korean GAAP, unamortized stock issuance costs carried over from 1998 have been offset against additional paid-in capital at the beginning of 1999.

     (note c) On September 21, 1999, SoftForum, a majority-owned subsidiary of the Company, sold (Won)17,200 additional shares at a premium to an outside entity, Dongwon Venture
                Capital Co., Ltd., for 116,300 per share. As a result of such issuance, the Company's equity in SoftForum increased by (Won)1,205 million.

     (note d)   On February 22, 2000, the Company issued 7,475,000
                American Depositary Shares ("ADSs") representing 14,950,000 shares of common stock at $8.04 per share, or $16.08 per ADS. The ADSs are evidenced by certificates called American
                Depositary Receipts. As a result of the issuance of ADSs, the Company's common stock and additional paid-in capital increased by (Won)U1,495 million and (Won)U126,623 million, respectively.

     (note e) During March 2000, the Company sold 16,000 shares of its common stock in SoftForum, a subsidiary of the Company, to SoftForum's employees at a price of (Won)30,000 per share (par value: (Won)5,000 per share). As a result of such sale, a portion of the increased additional paid-in capital resulting from the equity transaction on September 21, 1999, as described in note c, was reduced by (Won)55 million.
                In addition, the gain on disposal of 16,000 shares of its common stock in SoftForum, amounting to (Won)302 million, net of income tax effect of 134 million, was accounted for as additional paid-in capital in accordance with Korean GAAP.

     (note f) In February 2000, Lycos Korea issued and sold 3,122 additional shares at a premium to outside entities including Mirae Asset Venture Capital, Sumitomo Corp.,
                SingTel and Hikari, for 18,000,000 per share (par value:
                5,000 per share). As a result of such issuance, the Company's equity ownership in Lycos Korea decreased from 50% to 43% and its investment increased by 24,628 million.

     (note g) On March 29, 2000, SoftForum issued and sold 46,000 additional shares at a premium to Dongwon Venture Capital and Mirae Asset Venture Capital for 350,000 per share. As a result of such issuance, the Company's equity ownership in SoftForum decreased from 60.1% to 55.5% and its investment increased by 8,777 million.


12.  RETAINED EARNINGS

The details of appropriated retained earnings as of December 31, 1998, 1999 and 2000 are as follows (in millions of Korean won):


                                                                        1998                 1999                2000
                                                                     -----------          ---------            ---------

      Legal reserve                                                      1,260              1,480                1,670
      Reserve for business rationalization                               3,559              3,859                6,859
      Reserve for improvement of financial structure                     1,328              1,328                1,328
      Reserve for overseas market exploration                               62                 46                   31
      Reserve for investment in small and medium-sized
      companies                                                            256                198                  132
      Reserve for technological development                              3,304              3,000                2,000
      Voluntary reserve                                                 16,000             16,000               16,000
                                                              ------------------    ---------------     ----------------

                                                                        25,769             25,911               28,020
                                                              ==================    ===============     ================


Changes in unappropriated retained earnings for the years ended December 31, 1998, 1999 and 2000 are as follows (in millions of Korean won):


                                                                             1998             1999            2000
                                                                        ---------------  ---------------  --------------

      Unappropriated retained earnings at beginning of the year                17,764             8,981           6,208
      Changes in unappropriated retained earnings:
      Loss from disposal of treasury stock                                       (481)                -               -
      Equity in net loss of affiliate (see Note 5)                                  -                 -          (1,685)
      Cumulative effect on prior years of change in accounting
        policy (see Note 17)                                                        -              (234)              -
                                                                        ---------------  ---------------  --------------
      Sub-total                                                                17,283             8,747           4,523
                                                                        ---------------  ---------------  --------------

      Transfers from appropriated reserves:
      Reserve for overseas market exploration                                      16                16              15
      Reserve for investment in small and medium-sized companies                   58                58              66
      Reserve for technological development                                       303               304           1,000
                                                                        ---------------  ---------------  --------------
      Sub-total                                                                   377               378           1,081
                                                                        ---------------  ---------------  --------------

      Net income (loss)                                                         3,828              (236)          4,270
                                                                        ---------------  ---------------  --------------
                                                                               21,488             8,889           9,874
                                                                        ---------------  ---------------  --------------

      Proposed appropriations:
      Legal reserve                                                               190               220             190
      Reserve for business rationalization                                        480               300           3,000
      Reserve for voluntary reserve                                            10,000                 -               -
      Cash dividends                                                            1,837             2,161           1,846
                                                                        ---------------  ---------------  --------------
      Sub-total                                                                12,507             2,681           5,036
                                                                        ---------------  ---------------  --------------

      Unappropriated retained earnings to be carried
         forward to the following year                                          8,981             6,208           4,836
                                                                        ===============  ===============  ==============


Retained earnings available for dividends as of December 31, 1998, 1999 and 2000 were (Won)24,981 million, (Won)22,208 million and (Won)20,838 million, respectively.

     a. Legal Reserve

        The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of the cash dividends for each accounting period until the reserve equals 50% of the capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

     b. Reserve for Business Rationalization

        In accordance with the Tax Exemption and Reduction Control Law, the amount of tax benefit associated with certain tax exemptions and tax credits must be appropriated as a reserve for business rationalization. The reserve for business rationalization may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

     c. Reserve for Improvement of Financial Structure

        The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to net gain (net of related income taxes, if any) on the disposition of property, plant and equipment be appropriated as a reserve for improvement of financial structure until the ratio of shareholders' equity to total assets reaches 30%. The reserve for improvement of financial structure may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock. As of December 31, 1996, the Company's ratio of shareholders' equity to total assets exceeded 30%. Therefore, the Company was not required to appropriate any further unappropriated retained earnings to this reserve.

    d.  Reserves for Overseas Market Exploration, Investment and
        Technological Development

        Reserves for overseas market exploration, investment and technological development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures. After certain periods, these reserves are included in taxable income and can be used for cash dividends after transfer to unappropriated retained earnings in accordance with the relevant tax laws.


13.  DIVIDEND DISCLOSURE

    Details of dividends which were declared for the years ended December 31, 1998, 1999 and 2000 are as follows (in millions of Korean won, except for share data):


                                               Number of shares
       Fiscal year         Dividend type          outstanding          Face value      Dividend ratio     Dividends
    ------------------  --------------------  --------------------  -----------------  ---------------  ---------------

    1998                Cash dividends                108,053,500   (Won)100            17.00%     (Won)1,837
                                                                                                      ===============

    1999                Cash dividends                108,053,500   (Won)100            20.00%     (Won)2,161
                                                                                                      ===============

    2000                Cash dividends                123,003,500   (Won)100            15.00%     (Won)1,846
                                                                                                      ===============


14. TREASURY STOCK

    The Company acquired 1,009,000 shares of treasury stock in the market for (Won)2,849 million during 1998 in order to stabilize the market price of its stock. A portion of such treasury stock was sold in the market and provided to its employees as bonuses in 1998. The fair market value of stock provided to employees in 1998 was recognized as compensation expense, totaling (Won)1,288 million. Changes in treasury stock during the years ended December 31, 1998, 1999 and 2000 are as follows (in millions of Korean won except for share data):


                                                                       Number of
                                                                treasury stock (note a)           Carrying amount
                                                                -------------------------     ------------------------

    At January 1, 1998                                                         1,275,000                (Won)3,919
       Purchase of treasury stock                                              1,009,000                        2,849
       Disposal of treasury stock                                               (25,000)                          (94)
       Special stock bonus to employees                                        (625,000)                       (1,831)
                                                                -------------------------     ------------------------

    At December 31, 1998, 1999 and 2000                                        1,634,000                (Won)4,843
                                                                =========================     ========================

     (note a) Numbers of shares have been adjusted to give retroactive effect to the 1:50 stock split declared on March 2, 1998.

    The Company intends to sell its treasury stock in the market in the future. No dividends will be paid on treasury stock (see Note 13).


15. SALES

    Details of sales for the years ended December 31, 1998, 1999 and 2000 are as follows (in millions of Korean won):


                                                                   1998                 1999               2000
                                                             ------------------   -----------------  ------------------

    Handlers and components                                     (Won)14,693      (Won)20,326      (Won)43,754
    SMD placement systems                                                    -               9,861              71,251
    TFT-LCD handlers and testers                                             -               3,334              11,166
    Lead frame magazines                                                 2,191               3,451               4,733
    Security solutions products and services                               130               4,272               9,501
    Sales of raw materials                                                   -               4,437                   -
    Other                                                                    -                   -               5,694
                                                             ------------------   -----------------  ------------------
                                                                (Won)17,014      (Won)45,681     (Won)146,099
                                                             ==================   =================  ==================


    Sales for the year ended December 31, 1999 include sales of raw materials to 21st Century Tech. Co., Ltd. ("21st Century"), one of the Company's suppliers, totaling (Won)4,437 million. Effective July 1, 1999 the Company revised its sales contract with 21st Century. Under the revised sales contract with 21st Century, the Company no longer sells raw materials nor purchases semi-finished goods from 21st Century related to the SMD placement system components. Instead, the Company pays outsourcing manufacturing service fees at the time the related semi-finished SMD placement systems are delivered to the Company.


16. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    The details of selling, general and administrative expenses for the years ended December 31, 1998, 1999 and 2000 are as follows (in millions of Korean won):


                                                                    1998                1999                2000
                                                              -----------------    ----------------    ----------------

     Salaries                                                    (Won)2,915       (Won)3,650       (Won)7,647
     Commissions                                                           483               1,021               5,894
     Travel                                                                194                 398               1,405
     Depreciation                                                          473               1,221               2,701
     Entertainment                                                         228                 396                 752
     Advertising                                                           245               1,449               2,685
     Research and development expense                                    2,081              10,008               3,464
     Other                                                                 709               1,845               2,675
                                                              -----------------    ----------------    ----------------
                                                                 (Won)7,328      (Won)19,988      (Won)27,223
                                                              =================    ================    ================



17.  INCOME TAXES

     The following is a reconciliation between financial accounting income and taxable income, together with a computation of income taxes for the years ended December 31, 1998, 1999 and 2000 (in millions of Korean won):


                                                                      1998               1999               2000
                                                                 ----------------   ----------------  -----------------

      Income (loss) before income taxes and minority interest      (Won)4,245     (Won)5,416)       (Won)135
      Additions (deductions):
         Provision for severance indemnities                                   2                439                632
         Loss from valuation of inventories                                  289                375                153
         Entertainment expenses                                              112                406                656
         Accrued interest income                                             189                824                 82
         Gain on valuation of marketable securities                      (3,777)              2,585              1,163
         Reversal of tax-free reserves                                       377                377              1,081
         Special deduction for increase in capital stock                   (312)              (338)                  -
         Net loss of consolidated affiliate                                1,568              2,765              4,163
         Provision for doubtful accounts                                       -                  -              5,015
         Depreciation                                                          -                109              1,162
         Foreign exchange loss (gain)                                          -                  -               (51)
         Equity in losses of affiliate                                         -                 50              9,664
         Other                                                               (24)              (420)               431
                                                                 ----------------   ----------------  -----------------

      Net taxable income                                           (Won)2,669      (Won)1,756     (Won)24,286
                                                                 ================   ================  =================
      Corporate income taxes at statutory Korean corporate
        income tax rates of 28%                                      (Won)735        (Won)468      (Won)6,776
      Special tax credit for small and medium-sized venture
        companies                                                              -                (96)              (362)
      Tax credit for technology and human resource development
        and capital investments                                             (377)              (114)            (2,861)
                                                                 ----------------   ----------------  -----------------
      Corporate income taxes payable                                         358                258              3,553
      Resident surtax payable                                                 36                 26                355
      Special surtax for agriculture and fishery industries                   23                 19                 38
                                                                 ----------------   ----------------  -----------------

      Total income taxes payable                                     (Won)417        (Won)303      (Won)3,946
                                                                 ================   ================  =================


     The provision for income taxes for the years ended December 31, 1998, 1999 and 2000 consists of the following (in millions of Korean won):


                                                                    1998                1999                2000
                                                              -----------------   -----------------   -----------------

     Currently payable                                             (Won)417        (Won)303       (Won)3,946
     Deferred (note a)                                                       -             (5,699)             (8,298)
     Adjustments (note b)                                                    -                  -                 750
                                                              -----------------   -----------------   -----------------

     Income tax expense (benefit)                                  (Won)417     (Won)5,396)     (Won)3,602)
                                                              =================   =================   =================


     (note a)   Effective January 1, 1999, in accordance with Korean
                GAAP, the Company was required to account for deferred income taxes. The cumulative effect on prior periods of such change in accounting policy was reflected as a direct adjustment to unappropriated retained earnings as of January 1, 1999, in accordance with Korean GAAP. Restatement of prior period financial statements is not permitted (see Note 2(q)).

     (note b) As described in Note 5, in 2000, the Company recognized its share of Lycos Korea's 1999 loss amounting to (Won)1,685 million, net of income tax effect of (Won)750 million, as an adjustment to beginning retained earnings during the year ended December 31, 2000. Accordingly, the tax effect of (Won)750 million was also recognized as an adjustment to deferred tax assets as of January 1, 2000.

    The difference between income tax expense (benefit) computed using the statutory income tax rate and the recorded income tax benefit for the years ended December 31, 1999 and 2000 is attributable to the following (in millions of Korean won):


                                                                                        1999                2000
                                                                                   ----------------    ----------------

            Income tax expense (benefit) at statutory income tax rate of 28%       (Won)1,516)          (Won)38
            Resident surtax                                                                  (151)                   4
            Tax credit for technology and human resource development and
               capital investments                                                         (4,212)              (3,991)
            Special deduction for increase in capital stock                                  (104)                   -
            Special tax credit for small and medium-sized venture companies                  (106)                (398)
            Net loss of consolidated subsidiaries (note a)                                    851                1,282
            Other                                                                            (158)                (537)
                                                                                   ----------------    ----------------
            Recorded income tax benefit                                            (Won)5,396)      (Won)3,602)
                                                                                   ================    ================

     (note a) A full valuation allowance has been provided for the tax effect of the net loss of the consolidated subsidiaries, as the realization of the resulting deferred tax asset is uncertain.

    The tax effects of each type of temporary difference and tax credit carryforwards that gave rise to a significant portion of the deferred tax liabilities and assets at January 1, 1999 and December 31, 1999 and 2000 are as follows (in millions of Korean won):


                                                                January 1,          December 31,        December 31,
                                                                   1999                 1999                2000
                                                              ----------------    -----------------   -----------------

     Current:
        Accrued interest income                                 (Won)596)        (Won)342)        (Won)42)
        Gain on valuation of marketable securities                    (1,163)                (367)                 (9)
        Loss from valuation of inventories                                89                  204                 252
        Tax-free reserves                                               (116)                (116)               (333)
        Other                                                              3                    3                   3
                                                              ----------------    -----------------   -----------------
     Sub-total                                                        (1,783)                (618)               (129)
                                                              ----------------    -----------------   -----------------

     Non-current portion:
        Provision for severance indemnities                              222                  358                 552
        Tax-free reserves                                               (999)                (883)               (333)
        Net loss of consolidated subsidiaries (note a)                     -                    -                   -
        Tax credit carryforwards (note b)                              2,319                6,406               7,345
        Research and development costs                                     -                  146                  97
        Equity in losses of affiliate                                      -                   15               4,106
        Depreciation                                                       -                   33                 392
        Provision for doubtful accounts                                    -                    -               1,545
        Other                                                              7                    8                 188
                                                              ----------------    -----------------   -----------------
     Sub-total                                                         1,549                6,083              13,892
                                                              ----------------    -----------------   -----------------
     Total deferred tax assets (liabilities)                    (Won)234)       (Won)5,465      (Won)13,763
                                                              ================    =================   =================

     (note a) Although the tax effect of the net loss carryforwards of the consolidated subsidiaries gave rise to the deferred tax assets totaling (Won)505 million, (Won)54 million and
                (Won)1,336 million at January 1, 1999 and December 31,
                1999 and 2000, respectively, a full valuation allowance has been provided for such tax effect, as the realization of the resulting deferred tax asset is uncertain.

     (note b) At December 31, 2000, the Company had tax credit carryforwards for tax purposes relating to technology and human resource development and capital investments, of which (Won)488 million will expire in 2004,
                (Won)3,354 million in 2006 and (Won)3,503 million in 2007.


18. INCOME (LOSS) PER COMMON SHARE

    Net income (loss) per common share for the years ended December 31, 1998, 1999 and 2000 are computed as follows (in millions of Korean won, except for share data):


                                                              1998                  1999                   2000
                                                        ------------------    ------------------     ------------------

      Net income (loss)                                     (Won)3,828          (Won)236)         (Won)4,270
      Weighted average number of common shares (note a)        98,300,086           108,053,500            120,838,609
                                                        ------------------    ------------------     ------------------

      Basic and diluted income (loss) per common
        share (note b)                                         (Won)39            (Won)2)            (Won)35
                                                        ==================    ==================     ==================


     (note a) Weighted average numbers of common shares and per share amounts have been adjusted to give effect to the 1:50 stock split declared on March 2, 1998.

     (note b) Stock options to purchase 969,000 shares of common stock at (Won)8,018 per share were outstanding as of December 31, 2000 but were not included in the computation of diluted earnings per share because the options exercise price was greater than the average market price of the common shares and therefore, the effect would be anti-dilutive.


19. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

    A substantial portion of the Company and its subsidiaries' sales for the years ended December 31, 1998, 1999 and 2000 are made to customers in the semiconductor industry. Details of customers accounting for 10% or more of the Company and its subsidiaries' sales are as follows (in millions of Korean won):


    Customers                                                      1998                 1999                2000
    ----------------------------------------------------     ------------------   ------------------   ----------------

    Samsung Electronics Co., Ltd.                                (Won)8,039       (Won)13,164     (Won)19,459
    Hyundai Electronics Industries Co., Ltd. (note a)                    1,439                  683              8,579
    Hyundai Micro Electronics Co., Ltd. (formerly LG
       Semicon Co., Ltd.) (note a)                                       1,423                    -                  -
    Perfect Dynasty Ltd.                                                 2,205                    -                  -
    LG Electronics Co., Ltd.                                                 -                    -              7,950
    King Yuan Elec Co., Ltd.                                                 -                    -              8,909
    IBM Italia spa                                                       1,852                   52                 52
    EEMS Italia                                                              -                3,705              2,043
    21st Century Tech. Co., Ltd. (note b)                                    -                4,437                  -
    Quad Systems Co., Ltd                                                    -                4,810              8,438
    Panasia  Infortech Co., Ltd.                                             -                    -              8,463
 !  KMT                                                                      -                    -              8,197
    INFINEON                                                                 -                    -              6,303
    BANNER                                                                   -                    -              6,122
    Other                                                                2,056               18,830             61,584
                                                             ------------------   ------------------   ----------------

                                                                (Won)17,014       (Won)45,681    (Won)146,099
                                                             ==================   ==================   ================

     (note a) In 1999, Hyundai Micro Electronics Co., Ltd. (formerly LG Semicon Co., Ltd.) merged with Hyundai Electronics Industries Co., Ltd. This company's name was changed to Hynix Semiconductor on April 9, 2001.

     (note b)   See Note 15.


    The related accounts receivable balances from the above major customers as of December 31, 1998, 1999 and 2000 are as follows (in millions of Korean won):


    Customers                                                     1998                 1999                 2000
    ----------------------------------------------------     ----------------    -----------------    -----------------

    Samsung Electronics Co., Ltd.                              (Won)1,039        (Won)3,725          (Won)890
    Hyundai Electronics Industries Co., Ltd.                             661                  254                  899
    Hyundai Micro Electronics Co., Ltd.                                1,274                    -                    -
    Perfect Dynasty Ltd.                                                 766                    -                    -
    LG Electronics Co., Ltd                                                -                    -                  329
    King Yuan Elec Co., Ltd                                                -                    -                3,199
    EEMS Italia                                                            -                    -                  189
    Quad Systems Co., Ltd.                                                 -                3,142                    -
    Panasia  Infortech Co., Ltd.                                           -                    -                8,463
    KMT                                                                    -                    -                2,100
    INFINEON                                                               -                    -                3,118
    BANNER                                                                 -                    -                6,146
    Other                                                                700                8,855               40,530
                                                             ----------------    -----------------    -----------------

    Total                                                              4,440               15,976               65,863
    Allowance for doubtful accounts                                      (44)                (494)                (657)
    Present value discount                                                 -                    -                 (108)
                                                             ----------------    -----------------    -----------------

    Net                                                        (Won)4,396       (Won)15,482       (Won)65,098
                                                             ================    =================    =================



20. SEGMENT INFORMATION

    (1) Export Sales

        The Company had foreign export sales amounting to 28.58%, 35.19% and 40.42% of total sales for the years ended December 31, 1998, 1999 and 2000, respectively. The export sales were made principally to the following locations:


                                                                    1998                1999                2000
                                                               ---------------    -----------------    ---------------

        Asia                                                          17.32%                8.06%             24.81%
        Europe                                                        11.26%               13.63%              6.16%
        United States                                                     -                13.50%              9.45%
                                                               ---------------    -----------------    ---------------
                                                                      28.58%               35.19%             40.42%
                                                               ===============    =================    ===============

    (2) Business Segment

        Through 1998, the Company had operated in one major business segment, the handler manufacturing business. As the Company expanded its sales of SMD placement systems, TFT-LCD handlers and testers and security solutions, additional business segments were designated. Sales, operating income (loss), identifiable assets, capital expenditures and depreciation as of and for the years ended December 31, 1999 and 2000, pertaining to the business segments in which the Company and its subsidiaries operated are presented as follows (in millions of Korean won):


                                                                                                        Depreciation of
                                                          Operating     Identifiable      Capital       property, plant
                                            Sales       income (loss)      assets       expenditures     and equipment
                                      --------------------------------------------- -----------------------------------

        (As of and for the year ended December 31, 1999)

        Handlers and components     (Won)20,326    (Won)723     (Won)28,676   (Won)1,180         (Won)804
        SMD placement systems               14,298         (8,953)            58,455          10,515               2,081
        TFT-LCD handlers and testers         3,334         (3,303)             6,175             528                 292
        Lead frame magazines                 3,451             204             1,701              28                  70
        Security solutions                   4,272             911             4,026             307                 107
        Research and development
          center                                 -               -            11,896           9,713               2,135
        Other                                    -               -                 -             919                 281
                                     -------------  ---------------  ----------------  -------------       -------------

        Consolidated                (Won)45,681 (Won)10,418)  (Won)110,929  (Won)23,190       (Won)5,770
                                    ==============  ===============  ================ ==============       =============

        (As of and for the year ended December 31, 2000)

        Handlers and components     (Won)43,754   (Won)6,420    (Won)40,420     (Won)431         (Won)976
        SMD placement systems               71,251             944           126,532           2,946               3,556
        TFT-LCD handlers and testers        11,166           1,860             4,173             318                 426
        Lead frame magazines                 4,733             277             1,650               -                  12
        Security solutions                   9,501           1,643            19,972             919                 330
        Research and development
          center                                 -               -            15,964           1,923               2,257
        LCD merchandise business             5,050             302            10,980               -                   -
        Other                                  644          (3,947)                -          63,871               1,455
                                   ----------------  --------------   --------------  ---------------      --------------

        Consolidated               (Won)146,099   (Won)7,499   (Won)219,691  (Won)70,408       (Won)9,012
                                   ================  =============   ================ ==============       =============



21. COMMITMENTS AND CONTINGENCIES

    In accordance with normal Korean business practices the Company has provided two blank checks to Seoul Guarantee Insurance Company ("Seoul Guarantee") as collateral for performance guarantees it has provided to certain of the Company's significant customers for the timely delivery of goods and satisfaction of warranty obligations. In the event Seoul Guarantee pays claims on such guarantees, the blank checks would be utilized by Seoul Guarantee to recover resulting losses from the Company up to a total maximum amount of (Won)1,000 million. Company management does not currently anticipate any such losses.

    In addition, in accordance with normal Korean business practices, at the request of a significant customer the Company has provided a blank promissory note to such customer in order to guarantee the timely delivery of goods and satisfaction of warranty obligations. In the event the Company failed to properly perform its contractual obligations to such customer, the blank note would be utilized by the customer to recover resulting losses. There is no legal limit to the exposure of the Company in connection with this arrangement. Because of the general nature of the underlying contractual agreement with such customer, it is not possible to determine the Company's potential loss exposure associated with this arrangement. Company management does not currently anticipate any such loss.

    As of December 31, 2000, the Company has been provided with guarantees on import financing totaling US$13,800,000 and US$10,000,000 from Korea Exchange Bank and Hana Bank, respectively. As of December 31, 2000, the unused amounts of such guarantees received from Korea Exchange Bank and Hana Bank were US$5,436,208 and US$9,122,508, respectively.

    As of December 31, 2000, the Company is contingently liable for notes sold at discount with recourse of (Won)3,989 million, which were deducted from accounts receivable - trade at December 31, 2000.


22. INSURANCE

    At December 31, 2000, certain of the Company's assets are insured with local insurance companies as follows (in millions of Korean won):


                Asset                                Risk                        Book value              Coverage
      ---------------------------     -----------------------------------    -------------------    -------------------

      Property, plant and
        equipment                     Fire and comprehensive liability           (Won)53,020         (Won)49,489
      Inventories                     Comprehensive liability                            70,887                 16,500
                                                                             -------------------    -------------------

      Total                                                                     (Won)123,907         (Won)65,989
                                                                             ===================    ===================


    Pursuant to an exclusive three year OEM sales and distribution contract with Quad Systems Corporation ("Quad"), a United States corporation, the Company maintains product liability insurance coverage amounting to US$1 million to third parties arising out to its SMD placement systems manufactured and exported to North and South America, Europe, Africa, Israel and Turkey. In addition, the Company carries director and officer liability insurance policies against loss arising from any claims made against the directors and officers for any alleged wrongful acts in their respective capacities as directors or officers of the Company, up to US$3 million.

23. LONG-TERM SALES AND DISTRIBUTION CONTRACT

    On June 1, 1999, the Company entered into an exclusive three year OEM sales and distribution contract with Quad Systems Corporation ("Quad"), a United States corporation, whereby Quad was designated as the exclusive distributor of certain models of the Company's SMD placement systems in North and South America, Europe, Africa, Israel and Turkey. In addition, on December 7, 1999, the Company entered into an exclusive three year sales and distribution contract with Ryoko Sangyo Corporation ("Ryoko"), a Japanese corporation, whereby Ryoko was designated as the exclusive distributor of certain models of the Company's SMD placement systems in Japan. Under the terms of both sales and distribution contracts, legal title passes to the distributor upon product shipment for which payment is not contingent upon the resale of product to customer.


24. STOCK OPTION COMPENSATION PLAN

    On March 25, 2000, in accordance with the approval of its shareholders, the Company granted stock options to its employees, representing 2,052,000 common shares of the Company, at an exercise price of
    (Won)8,018 per share. However, a certain portion of the stock options representing 1,083,000 common shares was cancelled during the year ended December 31, 2000 and accordingly, the outstanding stock options as of December 31, 2000 represented 969,000 common shares. The stock options shall become exercisable after three years from the date of grant and shall be exercisable within five years from the first exercisable date. When the length of employment is less than two years after the grant of stock option, the Company may cancel the stock options awarded. Upon exercise of stock options, in accordance with the sole discretion of the board of directors, the Company may (1) grant newly issued common stock, (2) grant treasury stock or (3) grant the net difference in exercise price and market price with either cash or treasury stock.

    As described in Note 2, the Company adopted the fair value based method of accounting for the stock option compensation plan, in which fair value is determined using the Black-Scholes option-pricing model, without considering a volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. Under these accounting policies, compensation cost is measured at (Won)1,528 million and is recognized over the service period (2 years). Such compensation cost for the year ended December 31, 2000 of (Won)588 million was recognized.

    The pro forma consolidated net income and consolidated net income per common share for the year ended December 31, 2000 would have been
    (Won)3,662 million and (Won)30, respectively, assuming the Company had considered a volatility factor in estimating the value of its stock options.

    In addition, the weighted average fair value of options granted during the year ended December 31, 2000 was (Won)1,577 per share when the volatility factor was not considered in estimating the value of the stock options; and (Won)3,935 per share when the volatility factor was considered. The fair value of the stock option grant was estimated based on the following assumptions for the year ended December 31, 2000: dividend yield of 18.5%; expected volatility of 64.25%; risk-free interest rate of 8.65%; and expected lives of 4 years.


25. ALLOWANCE FOR DOUBTFUL LONG-TERM LOANS

    On December 18, 2000, Quad Systems Corporation, one of the Company's major customers, filed a voluntary petition for reorganization under Chapter 11 of the Federal Bankruptcy Code of the United States of America. Before Quad filed the voluntary petition for reorganization under Chapter 11, on September 29, 2000 the Company entered into an agreement with Quad to convert the Company's trade receivables to long-term loans, which bear a fixed interest rate of 9% and have a maturity of 2 years, and accordingly, the Company reclassified those receivables to long-term loans in the accompanying consolidated financial statements. As of December 31, 2000, the outstanding balance of such loans totaled approximately (Won)5,066 million and the Company provided an allowance for the entire amount of the loans, which was recorded as a loss in other expense.


26. SUBSEQUENT EVENT

    On March 24, 2001, in accordance with the approval of its shareholders, the Company granted stock options to its employees, representing 2,480,000 common shares of the Company, at an exercise price of
    (Won)1,780 per share.


27. UNCERTAINTIES IN BUSINESS ENVIRONMENT

    Beginning in 1997, Korea and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. This situation is commonly referred to as the 1997 Asian financial crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices.

    The Korean economy is currently experiencing additional difficulties, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure on Korean companies to restructure into more efficient and profitable firms. The banking industry is currently undergoing consolidations and significant uncertainty exists with regard to the availability of short-term financing during the coming year. The Company and its subsidiaries may be either directly or indirectly affected by the situation described above.

    The accompanying consolidated financial statements reflect management's current assessment of the impact to date of the economic situation on the financial position of the Company and its subsidiaries. Actual results may differ materially from management's current assessment.

    The semiconductor industry in Korea is highly competitive and concentrated, with a relatively small number of large semiconductor manufacturers. The industry is characterized by rapid technological changes and fluctuating product prices. The rapid rate of technological change within the industry will require the Company to continually develop new and improved products and processes to maintain its competitive position. The Company's future operating results will be affected by a wide variety of factors, including general economic conditions and conditions specific to semiconductor-related industries, timing of new product introductions (both by the Company and its competitors), competitive pricing, timely and efficient completion of product design and the availability of new manufacturing technologies.


28. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

    The consolidated financial statements have been prepared in accordance with Korean GAAP, which differs in certain respects from accounting principles generally accepted in the United States of America ("US GAAP"). The significant differences are described below. Other differences were determined not to have a significant effect on either the Company and its subsidiaries' consolidated net income or shareholders' equity.

    a. Deferred Income Taxes (see Note 2)

       Under previous Korean GAAP, the provision for income taxes was determined based on the amount currently payable under the Korean corporate income tax law. No deferred income taxes were provided. However, effective January 1, 1999, Korean GAAP was changed to require the recognition of deferred tax assets and liabilities for the future tax consequences of operating loss and tax credit carryforwards and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

       The need for a valuation allowance on deferred tax assets depends on the likelihood of realization. Under US GAAP, the realization of deferred tax assets depends on an objectively verifiable estimate of future income which is commonly based on pretax accounting income (or losses) of the current and immediate two preceding years. Under Korean GAAP, no such practice has evolved.

       Under US GAAP, deferred tax assets and liabilities are separated into their current and non-current portions based on the classification of related asset or liability for financial reporting purposes. Under revised Korean GAAP, deferred tax assets and liabilities are presented on the balance sheet as a single non-current net number.

    b. Research and Development Costs (see Note 2)

       As permitted under previous Korean GAAP, through 1997 the Company elected to charge research and development costs to expense as incurred. During 1998, the Company deferred certain research and development costs which met specific criteria and amortized these costs over five years. The amortization of deferred research and development costs was classified as other expense items. In connection with a change in Korean GAAP, effective January 1, 1999, the Company continues to defer development costs which meet specific conditions such as new product development, technological feasibility, marketability and usefulness, and expenses research costs and ordinary development costs as incurred. Amortization of deferred development costs and research and ordinary development expenses are classified as manufacturing costs or selling, general and administrative expenses depending on their nature.

       Research and development costs charged to expense under US GAAP totaled (Won)13,094 million, (Won)16,963 million and (Won)
       20,752 million for the years ended December 31, 1998, 1999 and 2000, respectively.

    c. Stock Issuance Costs

       Under previous Korean GAAP, stock issuance costs were capitalized and amortized over a period not to exceed three years. Effective January 1, 1999, Korean GAAP was changed to require that stock issuance costs be netted against the related proceeds from stock issuance, in line with US GAAP.

    d. Marketable Securities and Investment Securities (see Notes 2(e) and 2(l))

       Debt and equity securities bought and held for the purpose of selling them in the near term are considered marketable securities and other securities are investment securities.

       Under previous Korean GAAP, marketable securities and investment securities had been stated at cost. However, if the market value of listed equity securities or the net book value of non-listed equity securities declined below cost and the decline was not deemed recoverable, marketable securities and investment securities were stated at market value or net book value.

       Under current Korean GAAP, effective from the Company's 1998 fiscal year, marketable securities and equity investment securities in listed companies are stated at market value; and equity investment securities in non-listed companies are generally stated at cost.

       Under US GAAP, effective January 1, 1994, Statement of Financial Accounting Standards No. 115 (SFAS No. 115) "Accounting for Certain Investments in Debt and Equity Securities", requires that marketable equity securities and all debt securities be classified into three categories and be accounted for as follows:

       o Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

       o Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in income.

       o Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

       Under US GAAP, the Company's marketable securities are classified as trading securities at December 31, 1998, 1999 and 2000. All investment securities consist of equity investments in non-listed companies, which are not affected by SFAS No. 115. Gross proceeds from the sale of marketable securities were (Won)92,018 million,
       (Won)105,353 million and (Won) 107,756 million for the years ended December 31, 1998, 1999 and 2000, respectively. The net realized gains arising from such sales were (Won)2,157 million,
       (Won)4,815 million and (Won)3,378 million for the years ended December 31, 1998, 1999 and 2000, respectively.

       Information with respect to marketable securities affected by SFAS No. 115 at December 31, 1998, 1999 and 2000 is as follows (in millions of Korean won):


                                                                      Gross              Gross
                                                                    unrealized         unrealized           Fair
                                                     Cost             gains              losses             value
                                               -----------------  ---------------   -----------------  ----------------

         At December 31, 1998:
            Debt securities                     (Won)50,730    (Won)3,777          (Won)-     (Won)54,507
                                               =================  ===============   =================  ================
         At December 31, 1999:
            Equity securities                    (Won)4,325    (Won)1,186        (Won)82)     (Won)5,429
            Debt securities                              6,684            1,110               (131)             7,663
                                               -----------------  ---------------   -----------------  ----------------

                                                (Won)11,009    (Won)2,296       (Won)213)    (Won)13,092
                                               =================  ===============   =================  ================
         At December 31, 2000:
            Debt securities                              8,831               29                  -              8,860
                                               -----------------  ---------------   -----------------  ----------------

                                                 (Won)8,831       (Won)29         (Won) -      (Won)8,860
                                               =================  ===============   =================  ================


    e. Revenue Recognition

       Under Korean GAAP, sales are recognized at the time products are delivered to customers. Under US GAAP, product sales are recognized upon final customer acceptance and passage of legal title. Final customer acceptance and passage of legal title first require the completion of installation and final calibration of the products within the customer's production line, which typically occurs between one month and one year after product delivery. Under US GAAP, amounts received on products where delivery has occurred but final customer acceptance and passage of legal title have not yet occurred are recorded as advance receipts from customers in the current liabilities section of the balance sheets.

       Under US GAAP, sales recognition is not permitted where there is an obligation to repurchase finished or semi-finished products from an outsourced manufacturer. Under Korean accounting practices, sales recognition is permitted in such cases. The Company recognized sales upon the supply of raw materials to its outsourced manufacturer, 21st Century Tech. Co., Ltd., in which the raw materials are used in the manufacture of semi-finished products to be purchased by the Company. Sales for the year ended December 31, 1999, which were not recognized under US GAAP, include the sales of raw materials to 21st Century Tech. Co., Ltd. in the amount of(Won)4,437 million, which approximated cost plus a 10% margin.

    f. Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

       US GAAP (SFAS No. 121) requires that long-lived assets and certain identifiable intangibles to be held and used by an entity, be reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use is based on the fair value of the asset.

       SFAS No. 121 also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of the carrying amount or fair value, less cost to sell. Under US GAAP after an asset write- down, representing the new carrying amount, subsequent recoveries in value may not be recognized, whereas under Korean GAAP, such recoveries are recognized as gains to the extent of impairment losses previously recognized.

       The Company has made significant additions to its facilities in recent years. Because of a decline in sales, the Company has reviewed its long-lived assets for potential impairment in accordance with the provisions of SFAS 121 and determined the carrying values are appropriately recorded.

    g. Costs for Product Warranties

       Under Korean accounting practices, product warranty expenditures are included as incurred in manufacturing costs, which are allocated between cost of sales and inventories. Such amounts included in inventories as of December 31, 1998 only are charged to cost of sales as the related inventories are sold. Under US GAAP, warranty costs are accrued at the time of sale based on historical experience and expected future costs.

    h. Comprehensive Income

       Under Korean GAAP, there is no requirement to present comprehensive income. Under US GAAP, effective for fiscal years beginning after December 15, 1997, comprehensive income and its components must be presented in the financial statements. Comprehensive income includes all changes in shareholders' equity during a period except those resulting from investments by, or distributions to, owners, including certain items not included in the current results of operations. There were no such changes in the Company's shareholders' equity in all periods presented.

     i. Dividends

       Under Korean GAAP, proposed cash dividends are recorded as a current liability. Under US GAAP, a liability for cash dividends is not recorded until the dividends have been approved.

    j. Loss from Valuation of Inventories

       Under Korean GAAP, loss from valuation of inventories is classified as other expense, while loss from valuation of inventories is classified as cost of sales under US GAAP.

    k. Applying the Equity Method of Accounting

       Under US GAAP, when an investor holds other types of interest (for example, loans and preferred stock) in addition to common stock of an investee accounted for by the equity method of accounting and the investor's share of losses of the investee exceed the carrying amount of the common stock investment, additional equity method losses are recognized by the investor. Under Korean GAAP, no such additional losses are required to be recognized by the investor. If the investee subsequently reports net income or issues its common stock, the investor shall resume applying the equity method and recognize its share of the net loss not recognized during the period the equity method was suspended as an adjustment to retained earnings from prior periods, under Korean GAAP.

       As of December 31, 1999, the Company had a 50% equity ownership in Lycos Korea as well as loans outstanding of (Won)6,250 million. Application of US GAAP to this investment resulted in recording equity losses of (Won)4,871 million for the year ended December
       31, 1999. Subsequent to December 31, 1999, Lycos Korea issued and sold 3,122 additional shares at a premium to outside entities. Such issuance resulted in increasing shareholders' equity of Lycos Korea by (Won)56,196 million. After issuance of new common stock, the shareholders' equity of Lycos Korea was (Won)51,325 million, compared to a deficiency in assets of Lycos Korea of (Won)4,871 million before the new common stock issuance and at December 31, 1999. As a result of the increase in shareholders' equity, 50% of the 1999 additional equity losses under US GAAP, amounting to
       (Won)2,435 million, which was recognized by the Company in excess of its investment balance, was reversed by the Company during the year ended December 31, 2000 for US GAAP purposes.

       Summary financial information of Lycos Korea as of December 31, 1999 and 2000 and for the period from May 21, 1999 (date of incorporation) to December 31, 1999 and for the year ended December 31, 2000 is as follows (in millions of Korean won):


                                                                           December 31,              December 31,
                                                                               1999                      2000
                                                                      -----------------------    ----------------------
       Current assets
          Cash and cash equivalents                                            (Won)1,176             (Won)1,024
          Other current assets                                                         1,897                    30,409
       Property and equipment, net                                                     3,515                    17,085
       Investments                                                                         -                     8,969
       Other assets                                                                      351                     4,115
                                                                      -----------------------    ----------------------
                                                                               (Won)6,939            (Won)61,602
       Total assets
                                                                      =======================    ======================

       Current liabilities                                                     (Won)3,944                    18,945
       Long-term borrowings from affiliate                                             6,250                     6,250
       Obligations under capital lease                                                 1,616                     7,243
       Severance indemnities                                                               -                        66
                                                                      -----------------------    ----------------------
       Total liabilities                                                              11,810                    32,504
                                                                      -----------------------    ----------------------

       Common stock                                                                      100                       116
       Additional paid-in capital                                                          -                    56,169
       Accumulated deficit                                                            (4,971)                  (27,187)
                                                                      -----------------------    ----------------------
       Total shareholders' equity (deficiency in assets)                              (4,871)                   29,098
                                                                      -----------------------    ----------------------
       Total liabilities and shareholders' equity (deficiency in
       assets)                                                                 (Won)6,939            (Won)61,602
                                                                      =======================    ======================

                                                                       Period from May 21,
                                                                       1999 to December 31,       Year ended December
                                                                               1999                    31, 2000
                                                                      -----------------------    ----------------------
       Sales                                                                  (Won)1,392           (Won)13,315
       Cost of sales                                                                   (727)                   (9,089)
       Selling, general and administrative expenses                                  (5,468)                  (27,287)
       Other income (expenses), net                                                    (168)                      845
                                                                      -----------------------    ----------------------
       Net loss                                                              (Won)4,971)          (Won)22,216)
                                                                      =======================    ======================


     l. Sales of Stock by Subsidiary and Affiliate

       Under US GAAP, a parent company or investor may elect the accounting effect for sales of stock by a subsidiary or affiliate which is accounted for by the equity method, in either the income statement or as an equity transaction depending on certain criteria being met. Such election must be applied consistently and on a prospective basis for all subsidiary and/or affiliate stock transactions. The Company elected income statement recognition in accounting for the sales of stock by its subsidiary and affiliate. Under Korean GAAP, a parent company or investor is required to account for sales of stock by a subsidiary or affiliate which is accounted for by the equity method, as an equity transaction included in capital surplus.

   m. Depreciation

       As allowed under Korean GAAP, six months' depreciation expense is recorded for assets placed in service in the second half of the year in accordance with Korean tax law. Under US GAAP, depreciation expense commences in the month the related asset is placed in service.

    n. Accounting for Employee Stock Option Compensation Plan

       Korean GAAP permits all entities to exclude the volatility factor in estimating the value of their stock options, which results in minimizing the measurement. Under US GAAP, public entities are not permitted to exclude the volatility factor in estimating the value of their stock options.

    o. Gain on Disposal of the Investments in Common Stock of Subsidiary

       Under Korean GAAP, gain on disposal of investments in common stock of subsidiary incurred from a transaction between the Company and its subsidiary's employees, which should be included in capital surplus, is measured based on the actual selling price and the carrying value of such investment. Under US GAAP, however, if the actual selling price differs from the fair value of the investment at the transaction date, such gain should be measured based on the fair value of the investment and the difference between the fair value and the actual selling price should be recorded as an employee benefits expense.

    p. Provision for Doubtful Other Accounts

       Under Korean GAAP, provisions for doubtful accounts other than trade receivables are classified as other expenses while provisions for doubtful trade receivables are classified as selling, general and administrative expenses. In 2000, as described in Note 25, the Company reclassified trade receivables due from Quad Systems Corporation as long-term loans, provided a full allowance for those loans, and recorded a loss in other expenses in accordance with Korean GAAP. Under US GAAP, however, this provision was recorded as selling, general and administrative expenses considering the original nature of those receivables.

    q. Minority Interest in Equity of Consolidated Subsidiaries

       Under previous Korean GAAP, minority interest in equity of consolidated subsidiaries was presented as a separate item from shareholders' equity. Effective January 1, 2000, Korean GAAP was changed to require that minority interest in equity of consolidated subsidiaries be included in shareholders' equity. Under US GAAP, minority interest is presented as a separate item from shareholders' equity.

    r. Recently Issued Accounting Pronouncement

       Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company has adopted SFAS 133 effective January 1, 2001. The adoption of SFAS 133 did not have a significant impact on the financial position, results of operations, or cash flows of the Company.

       Sales, cost of sales, gross profit, operating expenses, operating income (loss) and net income (loss) under US GAAP in 1998, 1999 and 2000 are as follows (in millions of Korean won):


                                                               1998                 1999                  2000
                                                        ------------------    ------------------    ------------------

       Sales                                               (Won)19,619        (Won)51,358       (Won)143,643
       Cost of sales                                               12,500                35,832               100,098
       Gross profit                                                 7,119                15,526                43,545
       Operating expenses                                          18,342                26,689                55,448
       Operating loss (*)                                         (11,223)              (11,163)              (11,903)
       Net income (loss) (*)                                        2,888                 (117)                 9,290

       (*) See reconciliation of amounts from Korean GAAP to US GAAP below.


       The following table reconciles net income (loss) and operating income (loss) for the years ended December 31, 1998, 1999 and 2000 and shareholders' equity as of December 31, 1998, 1999 and 2000 under Korean GAAP, as reported in the consolidated financial statements, to the net income (loss), operating income (loss) and shareholders' equity amounts determined under US GAAP, giving effect to adjustments for the differences listed above (in millions of Korean won, except per share amounts):


                                                                      1998               1999               2000
                                                                ----------------   ------------------  ----------------

        Net income (loss) based on Korean GAAP                    (Won)3,828         (Won)236)   (Won)4,270
        Adjustments:
           Revenue recognition timing difference related to
              deliveries awaiting final customer acceptance               1,930                3,236             (169)
           Revenue recognition timing difference related to
              sales with obligation to repurchase                             -                 (85)               85
           Warranty expenditures capitalized in inventories                (552)                552                 -
           Warranty cost accrual                                          3,235                (220)           (1,543)
           Research and development costs                                (8,326)             (4,107)           (5,865)
           Write-off of impaired research and development
              costs under Korean GAAP                                         -               3,859                 -
           Depreciation                                                       -                 597                 -
           Foreign exchange gain (note a)                                    14                   -                 -
           Deferred charges                                                 200                   5                 -
           Equity in losses of affiliate                                      -              (4,871)            2,435
           Sales of stock by subsidiary and affiliate                         -               1,205            33,350
           Employee benefits related to disposal of
              subsidiary's stock                                              -                   -            (5,120)
           Compensation cost related to stock options                         -                   -              (880)
           Deferred income taxes                                          2,559                 (52)          (17,273)
                                                                ----------------   ------------------  ----------------

        Net income (loss) based on US GAAP                        (Won)2,888        (Won)117)    (Won)9,290
                                                                ================   ==================  ================
        Net income (loss) per share (basic and diluted) based
          on US GAAP (In Korean won)                                 (Won)29          (Won)1)       (Won)77
                                                                ================   ==================  ================


    (note a) Under US GAAP, monetary assets and liabilities denominated in foreign currencies are translated at the actual prevailing rates of exchange on the balance sheet dates. However, as described in Note 2(s), monetary assets and liabilities of the Company and its subsidiaries denominated in foreign currency are translated at the Base Rates announced by the Korean government on the balance sheet dates, as allowed under Korean GAAP. Accordingly, the resulting differences in the calculated foreign currency translation gain and loss amounts are considered a US GAAP adjustment.


                                                                   1998                  1999                2000
                                                             ------------------    -----------------    ----------------

      Operating income (loss) based on Korean GAAP              (Won)7,221)     (Won)10,418)      (Won)7,499
      Adjustments:
         Revenue recognition timing difference related to
            deliveries awaiting final customer acceptance                1,930                3,236                (169)
         Revenue recognition timing difference related to
            sales with obligation to repurchase                              -                 (85)                  85
         Warranty expenditures capitalized in inventories                 (552)                552                    -
         Warranty cost accrual                                           3,235                (220)              (1,543)
         Research and development costs                                 (8,326)             (4,107)              (5,865)
         Depreciation                                                        -                 597                    -
         Deferred charges                                                    -                   5                    -
         Employee benefits related to disposal of
            subsidiary's stock                                               -                   -               (5,120)
         Compensation cost related to stock options                          -                   -                 (880)
         Provision for doubtful other accounts                               -                   -               (5,066)
         Loss from valuation of inventories                               (289)               (723)                (844)
                                                             ------------------    -----------------    ----------------

      Operating loss based on US GAAP                          (Won)11,223)    (Won)11,163)     (Won)11,903)
                                                             ==================    =================    ================

                                                                    1998                 1999                2000
                                                             -------------------   ------------------  -----------------

      Shareholders' equity based on Korean GAAP                (Won)156,101     (Won)155,851      (Won)327,370
      Adjustments:
         Revenue recognition timing difference related to
           deliveries awaiting final  customer acceptance               (4,455)             (1,219)              (1,388)
         Revenue recognition timing difference related to
           sales with obligation to repurchase                               -                 (85)                   -
         Warranty expenditures capitalized in inventories                 (552)                  -                    -
         Warranty cost accrual                                            (663)               (883)              (2,426)
         Research and development costs                                 (8,326)             (8,574)             (14,440)
         Depreciation                                                        -                 597                  597
         Deferred charges                                                 (101)                  -                    -
         Equity in losses of affiliate                                       -              (4,871)                   -
         Deferred income taxes                                           4,077               4,259              (13,762)
         Proposed dividends                                              1,837               2,161                1,846
         Minority interest in equity of consolidated
           subsidiaries                                                      -              (1,272)              (9,695)
                                                             -------------------   ------------------  -----------------

      Shareholders' equity based on US GAAP                    (Won)147,918     (Won)145,964      (Won)288,101
                                                             ===================   ==================  =================


     Changes in shareholders' equity based on US GAAP for the years ended December 31, 1998, 1999 and 2000 are as follows (in millions of Korean won):


                                                                    1998                 1999                2000
                                                             -------------------   ------------------  -----------------

      Balance, beginning of the period                          (Won)101,729     (Won)147,918     (Won)145,964
           Net income (loss) for the period                               2,888                (117)              9,290
           Cash dividends                                                (5,621)             (1,837)             (2,161)
           Issuance of common stock                                      50,350                   -             128,118

           Stock options                                                      -                   -               1,468
           Gain on disposal of the investment in common
               stock of subsidiary                                            -                   -               5,422
           Net increase in treasury stock                                (1,428)                  -                   -
                                                             -------------------   ------------------  -----------------

      Balance, end of the period                                (Won)147,918     (Won)145,964     (Won)288,101
                                                             ===================   ==================  =================

    A reconciliation of the significant balance sheet accounts, except for the shareholders' equity items listed above, to the amounts determined under US GAAP as of December 31, 1998, 1999 and 2000, is as follows (in millions of Korean won):


                                                                    1998                 1999                2000
                                                              ------------------   -----------------   -----------------
      Current assets:
           As reported                                          (Won)105,447     (Won)87,794     (Won)186,223
           US GAAP adjustments
             - accounts receivable - trade                               (3,558)            (3,429)             (1,115)
             - inventories                                                9,693              3,540               5,703
             - deferred income tax assets                                     -                 56                   -
                                                              ------------------   -----------------   -----------------

           As adjusted                                                  111,582              87,961             190,811
                                                              ------------------   -----------------   -----------------

      Non-current assets:
           As reported                                                   72,820              93,427             192,949
           US GAAP adjustments
             - deferred income tax assets                                 4,114               4,203             (13,763)
             - deferred charges                                            (101)                  -                   -
             - research and development costs                            (8,326)             (8,574)            (14,440)
             - property, plant and equipment                                  -                 597                 597
             - investment securities                                          -              (4,871)                  -
                                                              ------------------   -----------------   -----------------

           As adjusted                                                   68,507              84,782             165,343
                                                              ------------------   -----------------   -----------------

      Total assets based on US GAAP                             (Won)180,089     (Won)172,743     (Won)356,154
                                                              ==================   =================   =================

      Current liabilities:
           As reported                                           (Won)11,049      (Won)23,413      (Won)39,982
           US GAAP adjustments
             - advance receipts from customers                           11,763                1,776              6,546
             - provision for warranty cost                                   42                  522              1,856
             - dividends payable                                         (1,837)              (2,161)            (1,845)
             - deferred income tax liabilities                               37                    -                  -
                                                              ------------------   ------------------  -----------------

           As adjusted                                                   21,054               23,550             46,539
                                                              ------------------   ------------------  -----------------

      Long-term liabilities:
           As reported                                                   11,117                1,957             11,819
           US GAAP adjustments                                                -                    -                  -
                                                              ------------------   ------------------  -----------------

           As adjusted                                                   11,117                1,957             11,819
                                                              ------------------   ------------------  -----------------

      Minority interest in equity of consolidated
      subsidiaries:
           As reported                                                        -                    -                  -
           US GAAP adjustments                                                -                1,272              9,695
                                                              ------------------   ------------------  -----------------
           As adjusted                                                        -                1,272              9,695
                                                              ------------------   ------------------  -----------------

      Total liabilities and minority interest based on US
      GAAP                                                       (Won)32,171       (Won)26,779     (Won)68,053
                                                              ==================   ==================  =================


     The following table reconciles cash flows from operating and investing activities for the years ended December 31, 1998, 1999 and 2000 under Korean GAAP, as reported in the consolidated financial statement, to cash flows from operating and investing activities for the years ended December 31, 1998, 1999 and 2000 under US GAAP, giving effect to adjustments for the differences listed in this Note (in millions of Korean won):


                                                                     1998                1999                2000
                                                               -----------------    ----------------    ----------------

      Cash flows from operating activities based on Korean
        GAAP                                                     (Won)12,375     (Won)21,020)    (Won)62,537)
      Adjustments:
         Reclassification of payments for research and
            development                                                 (10,407)             (6,084)             (8,287)
                                                               -----------------    ----------------    ----------------

      Cash flows from operating activities based on US GAAP       (Won)1,968     (Won)27,104)    (Won)70,824)
                                                               =================    ================    ================

      Cash flows from investing activities based on Korean
        GAAP                                                    (Won)62,345)     (Won)38,362     (Won)53,321)
      Adjustments:
         Reclassification of payments for research and
            development                                                  10,407               6,084               8,287
                                                               -----------------    ----------------    ----------------

      Cash flows from investing activities based on US GAAP     (Won)51,938)     (Won)44,446     (Won)45,034)
                                                               =================    ================    ================



29. ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

    a. Income Taxes

       Income tax expense (benefit) under US GAAP for the years ended December 31, 1998, 1999 and 2000 is as follows (in millions of Korean won):


                                                                     1998                 1999                2000
                                                                ----------------     ----------------    ----------------

        Currently payable                                          (Won)417          (Won)303        (Won)3,946
        Deferred                                                        (2,559)              (5,646)               9,724
                                                                ----------------     ----------------    ----------------

        Income tax expense (benefit)                            (Won)2,142)      (Won)5,343)      (Won)13,670
                                                                ================     ================    ================

      The difference between income tax expense (benefit) computed using the statutory income tax rate and the recorded income tax expenses (benefit) for the years ended December 31, 1998, 1999 and 2000 is attributable to the following (in millions of Korean won):


                                                                    1998                 1999                2000
                                                              -----------------     ----------------    ----------------

       Income tax expense (benefit) at Statutory Korean
         Corporate Income Tax rates of 28%                         (Won)209      (Won)1,468)       (Won)7,714
       Resident surtax
                                                                            21                (147)                 771
       Tax credit for technology and human resource
         development and capital investments                            (2,734)             (4,212)              (3,991)
       Special tax credit for small and medium-sized venture
         companies                                                           -                (106)                (398)
       Net loss of consolidated subsidiaries (note a)                      483                  851               1,282
       Special deduction for increase in capital stock                     (96)                (104)                  -
       Change in valuation allowance (note b)                                -                    -               8,829
       Other                                                               (25)                (157)               (537)
                                                              -----------------     ----------------    ----------------
       Recorded income tax expense (benefit)                    (Won)2,142)      (Won)5,343)     (Won)13,670
                                                              =================     ================    ================
       Effective tax rate                                                    -                    -               59.54%
                                                              =================     ================    ================

      (note a) A full valuation allowance has been provided for the tax effect of the net loss of the consolidated subsidiaries, as the realization of the resulting deferred tax asset is uncertain.

      (note b) At December 31, 2000 the Company and its subsidiaries' net deferred tax assets are fully offset by a valuation allowance. The Company will continue to assess the valuation allowance and to the extent it is determined that such allowance is no longer required, a tax benefit will be recognized.



    The tax effects of each type of temporary difference and the tax credit carryforwards that gave rise to a significant portion of the deferred tax assets and liabilities at December 31, 1998, 1999 and 2000, computed under US GAAP, and a description of the financial statement items that created these differences are as follows (in millions of Korean won):


                                                                     1998                 1999              2000
                                                               ------------------   -----------------  ----------------
      Current:
          Accrued interest income                                  (Won)596)       (Won)342)      (Won)42)
          Gain on valuation of marketable securities                     (1,163)               (367)               (9)
          Loss from valuation of inventories                                 89                 204               252
          Revenue recognition timing difference related to
             deliveries awaiting final customer acceptance                1,372                 375               428
          Revenue recognition timing difference related to
             sales with obligation to repurchase                              -                  26                 -
          Warranty cost accrual                                             374                 272               747
          Tax-free reserves                                                (116)               (116)             (333)
          Other                                                               4                   4                 2
                                                               -----------------    -----------------  ----------------
                                                                            (36)                 56             1,045
                                                               ------------------   -----------------  ----------------
      Non-Current:
          Provision for severance indemnities                               222                 357               552
          Research and development costs                                  2,564               2,786             4,544
          Tax-free reserves                                                (999)               (883)             (333)
          Tax credit carryforwards                                        2,319               6,406              7,345
          Net loss of consolidated subsidiaries                             505                  54              1,336
          Equity in losses of affiliate                                       -               1,516              4,106
          Sales of stock by subsidiary and affiliate                          -                (371)           (10,643)
          Stock options                                                       -                   -                452
          Provision for bad debt accounts                                     -                   -              1,545
          Depreciation                                                        -                (184)              (208)
          Other                                                               8                  41                424
                                                               ----------------     -----------------  -----------------
                                                                          4,619               9,722              9,128
                                                               ------------------   -----------------  -----------------

          Total                                                           4,583               9,778             10,165
          Valuation allowance                                              (505)                (54)           (10,165)
                                                               ------------------   -----------------  -----------------

      Total deferred tax assets                                   (Won)4,078       (Won)9,724         (Won) -
                                                               ==================   =================  =================



    b. Fair Value of Financial Instruments

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 1998, 1999 and 2000.

      Cash and Cash Equivalents, Short-term Financial Instruments, Accounts Receivable (trade and other), Short-term Loans, Accounts Payable (trade and other) and Short-Term Borrowings

      The carrying amount approximates fair value due to the short maturity of these instruments.

      Marketable Securities and Investment Securities

      The fair value of marketable securities is estimated based on quoted market price. For non-marketable equity securities held for investment purposes, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to these investments is provided in Note 5.

      Long-Term Bank Deposits

      The carrying amount approximates fair value based on interest rates currently available for similar deposits.

      Long-Term Loans and Long-Term Receivables

      The fair value of long-term loans and long-term receivables is estimated by discounting the future cash flows using the current interest rate of time deposits with a maturity of one year.

      Long-Term Borrowings

      The fair value of long-term borrowings is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt with the same remaining maturity.

      The fair value of financial instruments under US GAAP as of December 31, 1998, 1999 and 2000 is as follows (in millions of Korean won):


                                                       1998                      1999                       2000
                                              -----------------------  --------------------------  ------------------------
                                                Carrying      Fair     Carrying          Fair       Carrying        Fair
                                                 amount      value      amount          value        amount         value
                                              ------------- ---------  ----------    -----------   ------------- ----------
     Financial assets:
       Cash and cash equivalents             (Won)359  (Won)359  (Won)3,351  (Won)3,351 (Won)34,914 (Won)34,914
       Short-term financial instruments           34,774       34,774         16,786         16,786            424            424
       Marketable securities                      54,507       54,507         13,092         13,092          8,860          8,860
       Accounts receivable (trade and other)
          including long-term receivable             843          843         12,322         12,322         65,276         65,276
       Investment securities, excluding
          investments accounted for under
          the equity method                        3,613          N/A          5,109            N/A         16,050           N/A
       Long-term bank deposits                     9,373        9,373            521            521            284            284
       Restricted deposits                             5            5              3              3              6              6
       Short-term and long-term loans              3,303        2,399          4,005          3,554          7,890          7,549
                                         ----------------             ---------------               --------------
                                         (Won)106,777              (Won)55,189               (Won)133,704
                                         ================             ===============              ===============

     Financial liabilities:
       Accounts payable (trade
         and other)                       (Won)3,298 (Won)3,289 (Won)17,572 (Won)17,572 (Won)20,261  (Won)20,261
       Short-term borrowings                      5,189         5,189              -              -          3,500           3,500
       Long-term borrowings including
          current portion                         9,600         9,600              -              -              -               -
                                          ---------------              --------------                -------------

                                         (Won)18,087               (Won)17,572                (Won)23,761
                                         ===============              ===============               ==============

    c. Segment Information

       Export Sales

       The Company had foreign export sales under US GAAP amounting to 24.79%, 31.31% and 41.13% of total sales for the years ended December 31, 1998, 1999 and 2000, respectively. The export sales under US GAAP were made principally to the following locations:


                                                1998                1999                2000
                                           ----------------    ----------------    ---------------

       Asia                                        15.02%               7.17%             25.24%
       Europe                                       9.77%              12.12%              6.27%
       United States                                    -              12.02%              9.62%
                                           ----------------    ----------------    ---------------
                                                   24.79%              31.31%             41.13%
                                           ================    ================    ===============


        Business Segment

        The Company has operated in one major business segment, the handler manufacturing business. As the Company expanded its sales of SMD placement systems, TFT-LCD handlers and testers and security solutions, additional business segments were designated. Sales, operating income, identifiable assets, capital expenditures and depreciation under US GAAP as of and for the years ended December 31, 1999 and 2000, pertaining to the business segments in which the Company and its subsidiaries operated are presented as follows (in millions of Korean won):


                                                                                                          Depreciation of
                                                                                                          property, plant
                                                            Operating      Identifiable     Capital            and
                                           Sales               loss           assets      expenditures       Equipment
                                     -------------------------------------------------------------------------------------

      (As of and for the year ended December 31, 1999)

       Handlers and components          (Won)30,440       (Won)3,123        (Won)28,367       (Won)1,180         (Won)718
       SMD placement systems                  9,861          (8,831)             51,968         10,515               1,658
       TFT-LCD handlers and testers           3,334          (2,943)              5,449            528                 204
       Lead frame magazines                   3,451              204              1,701             28                  70
       Security solutions                     4,272              642              3,817            307                 107
       Chemical vapour deposition                 -           (3,228)                 -              -                   -
       Research and development
         center                                   -                -             11,896          9,713               2,135
       Other                                      -             (130)                 -            919                 281
                                     --------------------------------    --------------------------------------------------
       Consolidated                    (Won)51,358       (Won)11,163)      (Won)103,198    (Won)23,190           (Won)5,173
                                     ======================================================================================



                                                                                                          Depreciation of
                                                                                                          property, plant
                                                            Operating      Identifiable       Capital            and
                                           Sales               loss           assets        expenditures       Equipment
                                     -------------------------------------------------------------------------------------

      (As of and for the year ended December 31, 2000)

       Handlers and components          (Won)43,604         (Won)4,507       (Won)42,452       (Won)431         (Won)976
       SMD placement systems                 71,250            (8,072)           117,442          2,946            3,556
       TFT-LCD handlers and testers           8,861               992              4,779            318              426
       Lead frame magazines                   4,733               277              1,650              -               12
       Security solutions                     9,501            (4,122)            19,145            919              330
       Chemical vapour deposition                 -                 -                  -              -                -
       Research and development
         center                                   -                 -             15,964          1,923            2,257
       LCD merchandise business               5,050               302             10,980              -                -
       Other (note a)                           644            (5,787)                 -         63,871            1,455
                                     ------------------------------------------------------------------------------------

       Consolidated                    (Won)143,643   (Won)11,903)   (Won)212,412 (Won)70,408    (Won)9,012
                                     ====================================================================================

        In addition to business segment identifiable assets, total assets as of December 31, 1999 and 2000 of (Won)172,743 million and
        (Won)356,154 million, respectively, include unallocated corporate assets consisting of cash and investments (Won)38,863 million and (Won)60,755 million as of December 31, 1999 and 2000, respectively), land (Won)8,331 million and (Won)44,790 million as of December 31, 1999 and 2000, respectively), loans-net
        (Won)3,474 million and (Won)7,890 million as of December 31, 1999 and 2000, respectively), deferred tax assets (Won)9,724 million and nil as of December 31, 1999 and 2000, respectively) and other (Won)9,153 million and (Won)30,307 million as of December 31, 1999 and 2000, respectively).

        The unallocated other corporate assets of (Won)30,307 million as of December 31, 2000 consisted of long-term receivables of
        (Won)6,250 million to Lycos Korea, Inc., building of
        (Won)19,915 million and other fixed assets of (Won)4,142 million, respectively.

        (Note a) Other capital expenditures included land and building acquired for office building in Seoul for (Won)36,459 million and (Won)19,915 million, respectively.