Form 20-F
period 2001-12-31
MIRAE CORP
filed 2002-06-28
CIK 1099196

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[_]          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

                                       OR

[_]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from [___________] to [___________]

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

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

                                                        Name of Each Exchange
          Title of Each Class                            On Which Registered
          -------------------                           --------------------

American Depositary Shares, Common Stock             The NASDAQ National Market*
     par value (Won) 100 per share

   Securities registered or to be registered pursuant to Section 12 (g) of the
                                      Act.

                                      None

                                (Title of Class)

                                   ----------

Securities for which there is a reporting obligation pursuant to Section 15 (d)
                                   of the Act.

                                      None

                                (Title of Class)

                                   ----------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                  Common Stock                   124,637,500

                                   ----------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

            Yes     [X]                             No      [_]

Indicate by check mark which financial statement item the Registrant has elected to follow.

            Item 17 [_]                             Item 18 [X]

   *Not for trading, but only in connection with the registration of American
    Depositary Shares.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

CERTAIN TERMS AND CONVENTIONS..................................................1

CURRENCIES AND EXCHANGE RATES..................................................5

PART I.........................................................................6

   ITEM 1.     Identity of Directors, Senior Management and Advisors...........6
   ITEM 2.     Offer Statistics and Expected Timetable.........................6
   ITEM 3.     Key Information.................................................6
   ITEM 4.     Information on the Company.....................................22
   ITEM 5.     Operating and Financial Review and Prospects...................48
   ITEM 6.     Directors, Senior Management and Employees.....................70
   ITEM 7.     Major Shareholders and Related Party Transactions..............78
   ITEM 8.     Financial Information..........................................79
   ITEM 9.     The Offer and Listing..........................................80
   ITEM 10.    Additional Information.........................................81
   ITEM 11.    Qualitative and Quantitative Disclosures About Market
               Risk...........................................................94
   ITEM 12.    Description of Securities Other Than Equity Securities.........94

PART II.......................................................................94

   ITEM 13.    Defaults, Dividend Arrearages and Delinquencies................95
   ITEM 14.    Material Modifications to the Rights of Security Holders
               and Use of Proceeds............................................95
   ITEM 15.    [Reserved].....................................................96
   ITEM 16.    [Reserved].....................................................96

PART III......................................................................96

   ITEM 17.    Financial Statements...........................................96
   ITEM 18.    Financial Statements...........................................96
   ITEM 19.    Exhibits.......................................................96

                           FORWARD-LOOKING STATEMENTS

   This annual report includes "forward-looking statements". All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words "believe", "intend", "expect", "anticipate", "project", "estimate", "predict" and similar expressions are also intended to identify forward-looking statements.

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

   These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including the risks set forth in "Item 3--Key Information--Risk Factors" and the following:

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

                          CERTAIN TERMS AND CONVENTIONS

DEFINITIONS

   Unless the context otherwise requires, references in this annual report to:

   o "Mirae", the "Company", "we", "our" and "us" are to Mirae Corporation except where the context otherwise requires.

   o  "Korea" is to the Republic of Korea.

   o  "Government" is to the Korean government.

   o  "(Won)", "won" or "(won)" is to the currency of Korea.

   o "US$" or "dollar" is to U.S. dollars, the currency of the United States of America.

   o  "ADS" is to Mirae's American Depositary Shares.

   o  "ADR" is to Mirae's American Depositary Receipts.

   o  "Depositary" is to The Bank of New York, the depositary of the ADRs.

GLOSSARY OF TECHNICAL TERMS

   Unless otherwise indicated in the context, references to the following technical terms shall have the meanings set forth below:

   o "ASIC" - Application specific integrated circuit, semiconductor circuits specifically designed to suit a customer's particular requirement.

   o "Automatic test equipment" - Test systems tools used to measure and ensure the functionality and performance of semiconductors in a high-volume production environment.

   o "BGA" - Ball grid array, a type of semiconductor package containing ball-shaped terminal leads.

   o "Bit" - The smallest units of information recognized by a digital computer, a bit is a digit (1 or 0) used to represent one of two states in the binary number system. The term "bit" is a contraction of "binary digit".

   o "Chip" - (1) Semiconductor manufacturing: A piece of silicon on which a large amount of circuitry is implanted. Also known as a die. (2) PCB
      Assembly: a simple electronic device, not including IC.

   o "Clean room" - An environment used in the manufacturing of semiconductors and semiconductor manufacturing equipment, whose humidity, temperature and particulate levels are precisely controlled.

   o  "CRT" - Cathode ray tube.

   o  "CSP" - Chip scale package, a type of semiconductor package.

   o  "DDR" - Dual data rate memory, a type of memory device.

   o "Device" - Semiconductors, semiconductor packages, ICs and other electronic components including registers, capacitors and conductors.

   o "Die" - A piece of semiconductor wafer containing the circuitry of a single chip.

   o "Die bonding" - The attachment of a die to the frame of a package before wire bonding.

   o "DIMM" - Dual in-line memory module, a type of memory module which has memory devices placed on both sides of a PCB.

   o "DIP" - Double in-line package, a type of IC packaging which has two rows of leads extending at right angles from the base and has standard spacings between leads and between rows of leads.

   o "DRAMs" - Dynamic random access memory chips, the most popular type of semiconductor memory chip. "Dynamic" means that the device's memory cells need to be periodically recharged. Information, stored in the memory cells in the form of bits as a positive or negative charge, is accessed randomly.

   o  "Etching" - Removal of thin films or layers from the wafer surface.

   o "IC" - Integrated circuit, an electronic circuit in which many active or passive elements are fabricated and connected on a continuous substrate.

   o "Index time" - Average time needed by a test handler to change testing trays.

   o "Internet" - An open global network of interconnected commercial, educational and governmental computer networks that utilize a common communications protocol, TCP/IP.

   o  "LCD" - Liquid crystal display.

   o "Lead frame" - The skeleton of the semiconductor chip to which the die is bonded; after packaging the only visible parts are the protruding metal pins.

   o "Lead frame magazines" - Aluminum carriers used to transport lead frames in their fragile state, before the dies are bonded onto them.

   o "Logic chip" - A semiconductor device used for data manipulation and control functions that require higher speeds than a microprocessor can provide.

   o "Mb" - Mega Bit. One million (or 1,048,576) bits as a unit of data size or memory capacity.

   o "Mechatronics" - An engineering field combining principles of mechanical engineering and electrical engineering.

   o "Memory chip" - A semiconductor device that stores data in electronic form.

   o  "PCB" - Printed circuit boards.

   o "QFP" - Quad flat package, ceramic or plastic chip carrier with leads projecting down and away from all four sides of a square package.

   o "RAMbus" - RAMbus technology is a superscalar silicon technology that narrows the data bus width without any decline in transmission speed by using the PC buffer as a cache memory, thereby resulting in a brighter bandwidth and transmission rate. The main advantage of RAMbus DRAM is a performance speed of 800 Mhz vs. 100-133 Mhz for current PC 100/133 Synchronous DRAMs. Accordingly, it is an effective solution to the problem of bridging the growing speed disparity between CPU and the main memory.

   o "RIMM" - RAMbus in-line memory module, a type of memory module which is used for RAMbus DRAMs.

   o "Semiconductor" - A material, like silicon, whose properties lie in between those of a conductor and an insulator. Through doping (introducing impurities), it can be made slightly conductive or slightly insulative. (Also see "chip".)

   o "SIMM" - Single in-line memory module, a type of memory module, which is used in edge connector type sockets.

   o "SIP" - Single in-line package, a type of IC package which is a pin type using inserting method for production.

   o "SMD placement system" - Surface mount device placement system for PCB assembly equipment. SMD placement systems are robotic machines used for high-speed and accurate placement of various electronic devices onto PCBs.

   o  "SOP" - Small outline integrated circuit package, a type of IC packaging.

   o "Static random access memory (SRAM)" - An integrated circuit memory that requires no constant refreshing or recharging and which stores information for as long as power is applied to the computer. SRAMs are much faster but more expensive than DRAMs.

   o "Test handlers" - Specialized robotic machinery that form part of the back-end equipment of the IC packaging and testing line. After the micro-chips are packaged in their black protective container, test handlers convey the devices to testing equipment, feed the devices in and out of the testers and finally sort the devices according to grading information received from the tester. Generally, two test handlers work with one tester.

   o  "TFT" - Thin film transistor.

   o "TFT-LCD" - Liquid crystal display creates images by changing molecular arrays of liquid crystals, in which light and darkness are generated and then an image is formed when electricity is supplied. Liquid crystals of

      LCD are inserted between two thin glasses, and are characterized as material, which lies in the middle of a gas and solid. TFT-LCD falls in the category of active matrix LCD, rather than passive, which means each picture cell can be independently controlled for on and off switching activities, as a transistor (switching element) is attached directly onto each picture cell. This allows fast response and high resolution.

   o  "Throughput" - Product output quantity per unit of time.

   o "TSOP" - Thin small outline package, a type of semiconductor package which is widely used in a PCB.

   o  "UPH" - Units per hour, a measure of throughput.

   o "Wafer" - Commonly, a slice of a semicrystal crystalline ingot whose active surface has been processed into arrays of ICs.

   o "ZIP" - Zigzag in-line package, a type of IC package which has its leads placed on one side of the device.

                          CURRENCIES AND EXCHANGE RATES

   We publish our financial statements in won. Unless otherwise indicated, all translations from won to U.S. dollars have been made at a rate of (Won) 1,313.50 to US$ 1.00 the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2001. We do not represent that won or U.S. dollar amounts could be converted into U.S. dollars or won, as the case may be, at any particular rate, the rates below or at all. On June 21, 2002, the Noon Buying Rate was (Won) 1,214 to US$ 1.00.

   The following table sets forth the noon buying rate for U.S. dollars in New York City for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

                                               NOON BUYING RATE
                                 -------------------------------------------
            PERIOD                END      AVERAGE(1)      HIGH         LOW
----------------------------     -----     ----------     -----        -----
                                            (won per US $1.00)

1997........................     1,695         988        1,960          846
1998........................     1,206       1,367        1,812        1,203
1999........................     1,136       1,188        1,243        1,125
2000........................     1,267       1,140        1,267        1,106
2001........................     1,314       1,293        1,369        1,234
December 2001...............     1,326          --        1,329        1,271
January 2002................     1,315          --        1,332        1,302
February 2002...............     1,328          --        1,327        1,315
March 2002..................     1,327          --        1,332        1,314

                                               NOON BUYING RATE
                                 -------------------------------------------
            PERIOD                END      AVERAGE(1)      HIGH         LOW
----------------------------     -----     ----------     -----        -----
April 2002..................     1,292          --        1,332        1,294
May 2002....................     1,233          --        1,294        1,219
June 2002 (through June 21).     1,214          --        1,233        1,214

----------
(1) Determined by averaging the rates on the last business day of each month during the relevant period.


                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

   Not applicable, but see "Item 6--Directors, Senior Management and Employees--Directors and Senior Management".

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

   Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

   The summary of consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended December 31, 1999, 2000 and 2001, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended December 31, 1999, 2000 and 2001 have been audited by Ahn Kwon & Co., a member firm of Deloitte Touche Tohmatsu.

   The Consolidated Financial Statements are prepared in accordance with Korean GAAP, which differs in certain material respects from U.S. GAAP. See Notes 27 and 28 of Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET(1):                1997           1998             1999             2000            2001          2001
                                          ------------  ------------      ------------     ------------    ------------    --------
                                                                                                                              (IN
                                                                                                                           THOUSANDS
                                                                                                                            OF U.S.
                                                                                                                           DOLLARS)
                                                                  (IN MILLIONS OF KOREAN WON)                                 (1)
                                          -----------------------------------------------------------------------------    --------

KOREAN GAAP:
   Cash and cash equivalents and
    short-term financial instruments....  (Won) 41,012   (Won) 35,133     (Won) 20,137     (Won) 35,338    (Won) 57,724    $ 43,947
   Total assets.........................       127,000        178,267          181,221          379,172         351,122     267,318
   Current Liabilities..................        14,228         11,049           23,413           39,982          96,323      73,333
   Long-term Liabilities................         7,513         11,117            1,957           11,819           4,769       3,630
   Total shareholders' equity...........       105,082        156,101          155,851          327,371         250,030     190,355

U.S. GAAP(3):
   Total Assets.........................       132,582        180,089          172,743          356,154         339,953     258,814
   Total Liabilities and minority
    interest............................        30,676         32,171           26,779           68,053         129,437      98,543
   Total Shareholders' Equity...........       101,729        147,918          145,964          288,101         210,516     160,271

CONSOLIDATED STATEMENTS OF OPERATIONS:      1997            1998             1999             2000             2001          2001
                                        ------------    ------------     ------------    -------------     ------------    --------
                                                                                                                              (IN
                                                                                                                           THOUSANDS
                                                                                                                            OF U.S.
                                                                                                                           DOLLARS)
                                                                  (IN MILLIONS OF KOREAN WON)                                 (1)
                                        -------------------------------------------------------------------------------    --------

KOREAN GAAP:
Sales................................   (Won) 61,523    (Won) 17,014     (Won) 45,681    (Won) 146,099     (Won) 68,977    $ 52,514
Cost of sales........................         37,677          16,907           36,111          111,377           63,590      48,413
Gross profit.........................         23,846             107            9,570           34,722            5,387       4,101
Selling, general and administrative
   expenses..........................          5,879           7,328           19,988           27,223           45,321      34,504
Operating income (loss)..............         17,967          (7,221)         (10,418)           7,499          (39,934)    (30,403)

Other income.........................          5,400          14,299           14,603           12,809           11,020       8,390

Other expenses.......................          1,055           2,833            9,601           20,173           54,945      41,831
Income (loss) before income taxes
   and minority interest.............         22,312           4,245           (5,416)             135          (83,859)    (63,844)
Income tax expense (benefit).........          4,089             417           (5,396)         (3,602)           14,234      10,837
Income (loss) before minority
   interest..........................         18,223           3,828              (20)           3,737          (98,093)    (74,681)
Minority interest in net loss (gain)
   of consolidated subsidiaries......             68              --             (216)             533           (1,055)       (803)
Net income (loss)....................         18,291           3,828             (236)           4,270          (99,148)    (75,484)

Net income (loss) per share(2) (In
   Korean won and U.S. dollars)......            236              39               (2)              35             (825)     (0.629)

U.S. GAAP(3):
Sales................................         76,750          19,619           51,358          143,643           69,827      53,161
Gross Profit (loss)..................         35,629           7,119           15,526           43,545           (8,193)     (6,237)
Operating income (loss)..............         25,585         (11,223)         (11,163)         (11,903)         (62,687)    (47,725)
Net income (loss)....................         22,355           2,888             (117)           9,290          (84,811)    (64,569)
Net income (loss) per share..........            288              29               (1)              77             (706)     (0.538)

1) The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of Korea and has been made at the rate of (Won) 1,313.50 to US $1.00, the Noon Buying Rate on the last business day of the year ended December 31, 2001.

2) Net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding for the relevant period. See Note 18 of Notes to Consolidated Financial Statements.

3) See Notes 27 and 28 of Notes to Consolidated Financial Statements for reconciliation to U.S. GAAP.

B. CAPITALIZATION AND INDEBTEDNESS

   Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

   Not applicable.

D. RISK FACTORS

RISKS RELATING TO MIRAE CORPORATION

   We are largely dependent upon the electronics, semiconductor and semiconductor-related industries

   The electronics, semiconductor and semiconductor-related industries are highly cyclical, with wide fluctuations in product supply and demand, and are characterized by rapid technological changes, short product life cycles, fluctuations in manufacturing capacity and pricing, intense competition and gross margin pressures. These industries periodically encounter significant downturns, often in connection with or in anticipation of declines in general economic conditions, which in some cases have been prolonged. Our operations have in the past and may in the future experience substantial fluctuations from period to period as a consequence of such industry cycles, general economic conditions affecting the timing of orders from customers and other factors affecting capital spending. Since the third quarter of 1997, for instance, excess global supply of DRAM chips and the financial crisis in Asia and Korea have adversely affected customer demand for our products and, consequently, our sales and results of operations. No assurance can be given that any future downturns in the electronics, semiconductor and semiconductor-related industries will not be as or more severe than in the past or that our results of operations or financial condition will not be materially and adversely affected by such downturns or other developments in these industries.

   Customer concentration may adversely affect our profitability

   The semiconductor manufacturing industry in Korea is highly concentrated, with a relatively small number of large semiconductor manufacturers accounting for a substantial portion of the purchases of semiconductor test handling equipment. We are heavily dependent on two major customers in Korea, Samsung Electronics Co., Ltd. ("Samsung") and Hynix Semiconductor Co., Ltd. ("Hynix") (formerly known as "Hyundai Electronics Co., Ltd."). In the SMD placement systems industry, Tyco Electronics, All Gather Rain and TS Corp. Ltd. of Hong Kong are our major customers worldwide. The formerly-mentioned customers are members of major Korean conglomerates while the latterly-mentioned customers are major international mechatronics companies, which together have accounted for a significant proportion of our consolidated sales in the last several years.

   Although one of our strategies is to expand our customer base and aggressively increase our exports in order to reduce our reliance on the aforementioned customers, they will likely remain important customers. In addition, any negative financial impact on these customers, the loss of any of these customers or a reduction in orders or sales by any of these customers could have a material adverse effect on our business, financial condition and results of operations.

   Our products may become obsolete as a result of rapid technological change in semiconductor-related industries

   The semiconductor industry and the industry that provides equipment to semiconductor manufacturers are subject to rapid technological changes and new product introductions and enhancements. Our ability to remain competitive in the world market will partially depend upon our ability to develop new products and to introduce these products at competitive prices and on a timely and cost-effective basis. Our success in developing new and enhanced products depends upon a variety of factors, including:

   o  timely and efficient completion of product design;

   o timely and efficient implementation of manufacturing and assembly processes;

   o  enhancement of product performance; and

   o  implementation of new and efficient technology.

   Since new product development commitments must be made well in advance of sales, we must anticipate both future demand and the technology that will be available to supply that demand. Furthermore, introductions of new and complex products typically involve a period in which we identify design, engineering and reliability issues. While we believe that we have the technological resources and ability to identify these issues, manage technological advances in the industry and, in many instances, improve upon that technology, future improvements in semiconductor design and in manufacturing technology may reduce or eliminate the need for our products.

   We may not be able to increase our market share because certain of our competitors are more established than we are in some of our key and target markets

   We aim to increase sales of our products in Korea, other Asian markets, the United States and Europe. Since certain of our competitors already operate in these key markets and have greater resources, we may not be able to compete effectively for market share. If this happens, we may not be able to increase or sustain sales in these markets.

   Some of our major competitors have the following advantages:

   o  greater name recognition;

   o  more diversified product lines;

   o  larger customer bases; and

   o  significantly greater financial, technical and marketing resources.

   As a result, as compared with Mirae, they may be able to:

   o  better withstand downturns in the key markets;

   o adapt more quickly to new or emerging technologies or changes in customer requirements; and

   o  market, sell and support their products more effectively.

   Our new products and new business lines may not be successful

   Our strategies entail expanding the range of our products, as well as widening our customer base in the Asia-Pacific region, the United States and Europe. Our ability to implement these strategies will depend upon our use of our core competencies to develop new products and market them successfully both in and outside of Korea. Since 2000, we have expanded our core product offerings to include SMD placement systems, TFT-LCD handlers and testers and Internet-related products and services. SoftForum, a subsidiary, has developed and begun selling security solutions for cyber banking, cyber trading and electronic commerce. Although SoftForum has PKI oriented solutions, and is technologically advanced in the area of infrastructure design and system integration, its competitors may introduce a new technology and may have greater resources to compete in its market. Lycos Korea, our joint venture with Lycos, Inc., has developed a Korean language portal site on the Internet. The Internet business is highly competitive and at present the Korean market is dominated by only two companies; as such, consolidation in the industry may occur. No assurance can be given that any of these products or businesses or any future products or businesses developed by us will be accepted by the market and be profitable or that we will be able to find suitable markets with sufficient demand for our products. The failure of one or more of these products or business lines will likely have a material adverse effect on our business, results of operations and financial condition. In addition, our Internet and software security solutions business lines are relatively new businesses for us and we may not have the necessary market "know-how" or the operating and managerial experience to compete effectively in these business markets. See "Item 4--Information on the Company--Business Overview--Internet Businesses and On-line Solutions".

   We may have significant amounts of uncollected and uncollectable trade accounts receivable

   In order to penetrate new markets and build market share quickly, we have offered various payment conditions to customers, including a longer payment period. We had total outstanding trade accounts receivable of (Won) 36,409 million as of December 31, 2001. As a percentage of sales, our accounts receivable decreased primarily due to the sales decrease in semiconductor test handler products and SMD placement systems in 2001 and not due to increased collections on our accounts receivable. Since we only commenced the sale and marketing of SMD placement systems within the second half of 1999, we provided our customers more flexible credit terms in order to develop and penetrate the market. As a result of such credit terms as well as the current weakness in the markets in which we operate, we may experience significant uncollected and uncollectable trade accounts receivable.

   We may hold excess raw material and product inventories

   We had inventories of (Won) 53,554 million as of December 31, 2001. This significant amount of inventories was a result of advance purchases of raw material inventories for the production of semiconductor test handlers and SMD placement systems and advance manufacturing of SMD placement systems in order to diminish the time required for delivery to meet our projected customer demand on a timely basis. We may misestimate the size of raw material and product inventories needed and thereby hold excess and unusable inventories, which may be expensed as inventory valuation losses. We reported (Won) 16,837 million of loss on disposal and loss from valuation of inventories in 2001. Such excess inventories could have a material adverse effect on our business, financial condition and results of operations.

   Market prices for our products may decline in the future

   We anticipate that market prices for our main products may decline in the future in view of increased competition. We expect significant competition among local and international companies, including from new entrants, may continue to drive equipment prices lower. We also expect that there may be increases in promotional spending by companies in our industry, which would also contribute to increasing movement of customers between competitors. Such increased competition and the resulting decline of market prices for our products could have a material adverse effect on our business, financial condition and results of operations.

   We have only limited experience in providing Internet products and services and if we are unsuccessful, our operating results may be significantly harmed

   Our future success may be dependent on the success of our Internet-related products and services. One of our key business strategies for long-term growth is to establish a line of businesses based upon the delivery of Internet-related products and services. If we are unable to establish and expand these businesses, we may lose market share to competitors who are able to implement more effectively an Internet-based service business model and the value our investments in these businesses may decline or be eliminated completely.

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

   The recent slowdown in the information technology industry may cause bankruptcies or significant losses in some or all of our Internet-related investments

   We have made significant investments in Internet-related businesses. Mirae holds a greater than 40% stake in four subsidiaries engaged in Internet-related businesses. See "Item 4--Information on the Company--Business Overview--Internet Businesses and On-line Solutions". With the difficult market conditions in 2001 in the information technology industry, including the overall local and global decline in technology, advertising and capital spending, we sustained losses from several of our Internet-related investments and have significantly reduced and liquidated these investments and are implementing positive exit plans for our Internet-related businesses. Should market conditions continue to be adverse, there is a possibility that some of the Internet-related companies in which we have not liquidated our investments may continue to sustain a large amount of losses or become bankrupt. In such case, the value of Mirae's equity in these subsidiaries would decline, which could have a material adverse effect on our business, financial condition and results of operations.

   The Internet may not be adopted as a significant medium of commerce and communication

   In a rapidly evolving industry characterized by promptly changing technology, intensifying industry standards and new product and service introductions, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. In addition, critical issues concerning the commercial use of the Internet remain unresolved and may affect the growth of Internet application. Despite growing interest in the many commercial uses of the Internet, individuals and businesses have been deterred from purchasing Internet access services for a number of reasons, including the existence or perception of, among other things, inconsistent quality of service, lack of availability of cost-effective and high-speed options, inability to integrate personal and business applications on the Internet, inadequate protection of the confidentiality of stored data and information moving across the Internet, a perceived lack of security of personal and commercial data, such as credit card numbers and a lack of tools to simplify Internet access and use. These factors may hinder the performance of our Internet-related investments and, thus, have a negative impact on our business, financial condition and results of operations.

   The Internet industry's standards and technology are evolving

   Our future success may depend upon our ability to enhance our existing Internet-related products and services and to develop new products and services that encounter rapidly adjusting customer requirements. The Internet market is characterized by rapidly changing technology, evolving industry standards, emerging competition and perpetual new product and service introductions. We can give no assurance that we can successfully identify new opportunities and develop and implement new Internet products and services to market in a timely manner or that our products or services will be competitive and current. Likewise, we can give no assurance that we will have the resources to obtain advances in technology necessary to remain competitive.

   We also face the risk that fundamental changes may occur in the delivery of Internet-related products and services. As the Internet becomes increasingly accessible by screen-based telephones, television or other consumer electronic devices or becomes deliverable through other means such as coaxial cable or wireless transmission, we may have to accommodate these developments in our future and current products and services. Our undertaking of these technological advances, whether directly through internal development or by third party license, may require considerable time and expense. In addition, we can give no assurance that we will succeed in adapting our Internet businesses to alternate access devices and conduits or that new technology will be available to us at all.

   The announcement or introduction of new products or services by us or our competitors and any change in industry standards could sway customers to defer or cancel purchases of existing products or services, which could have a material adverse effect on our business, financial condition and results of operations. The failure by us to anticipate the prevailing standards, or the failure of common standards to emerge, could have a material adverse effect on our business, financial condition and results of operations. In addition, services or technologies developed by others could render our services or technology uncompetitive or obsolete.

   The Korean and Asian Internet industry is intensely competitive

   More and more entrants are emerging in the Korean and Asian Internet market largely due to low start-up costs. In addition, the Internet industry is relatively new and subject to continuing definition and, as a result, our competitors may establish themselves in a better position vis-a-vis us to compete in this emerging market as it matures. Many of our existing competitors, as well as a number of potential competitors, have longer operating histories in the Internet market, greater name recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than we do. Any of our present or future competitors may offer products and services that provide significant performance, better price, proficiency or other advantages over those offered by us. We can provide no assurance that we will be able to compete successfully against our current or future competitors in the Internet market.

   We may be unable to manage our growth into new products, new product lines and new markets

   Our diversification and expansion strategies may place burdens on our administrative, operational and financial resources and affect our competitiveness. Such expansion will increase responsibilities placed upon management and will require development or enhancement of operational, managerial and financial systems. If we are unable to effectively manage the expansion of our mechatronics product lines and the integration of our Internet businesses and security solutions into our operations, our business, financial condition and results of operations will likely be adversely affected. Our diversification and expansion strategies may also require that we hire additional administrative, sales and marketing personnel, which would increase overall expenses and make it more difficult to maintain our simplified decision-making process and relatively horizontal organizational structure.

   Our operating results may fluctuate due to the seasonality of our sales of semiconductor test handlers and SMD placement systems

   Our business has been seasonal and typically our sales have been higher in the second half of the year. In addition, our operating results may fluctuate considerably from quarter to quarter. Changes in the nature or level of customer orders or a particularly large customer order or customer cancellation in any particular quarter could cause significant variations in our revenues. For instance, for our semiconductor test handlers, our major customers typically provide us the specifications needed for their orders. Our success depends upon our ability to mobilize our various divisions to produce products that meet our customers' specifications and volume demands in a timely and cost-efficient manner and, if we are unable to do so, our results will be adversely affected.

   Normally, we deliver our products between 2 1/2 and 3 1/2 months after we receive an order. During these lead times, customers may modify or cancel their orders due to their own changing technology or for various other reasons, including economic downturns. The volume and timing of orders placed by our customers vary due to fluctuations in product demand, the development of new semiconductor devices and other microeconomic and macroeconomic factors. Likewise, customers may misinterpret the marketplace direction and incorrectly indicate to us the future customization or volume demand for a particular product. Changes in the volume of customer orders will have a material effect on our profitability, in part because we have a significant amount of fixed costs and the volume of customer orders affects the utilization rate of our equipment, labor and other overhead costs.

   Infringement of our intellectual property rights could negatively impact our results of operations

   Our success depends in part on our technology and our continuing rights to use our technology. We rely on a combination of contractual rights and patent, copyright, trademark and trade secret laws to establish and protect proprietary rights in our technology. If we are unable to establish or protect these rights in the domestic and international markets in which we compete, our competitors may be able to use our intellectual property to compete against us in such markets. This could limit our growth and adversely affect our operating results. The laws of certain countries in which our products are distributed do not protect our products and intellectual property rights to the same extent as the laws of the United States and Korea. Accordingly, effective patent, copyright and trademark protection may be unavailable in certain foreign countries.

   As of December 31, 2001, we retained 142 domestic patents and 28 overseas patents, including 8 in the United States, 14 in Japan and five in Taiwan. We had, as of such date, 275 domestic patents pending and 253 overseas patents pending in the United States, Japan, Germany, Taiwan, China, Italy, Singapore and Malaysia. At such date, we also retained 30 registered trademarks, 36 registered designs and 69 registered utility models. Some of our products and technologies are not covered by any patents or pending patent applications, and we cannot assure you that any of our pending or future patent applications will be issued or, if issued, will cover the scope originally sought or offer meaningful protection. Moreover, we cannot assure you that any of our pending or future trademark or copyright applications will be issued, will cover the scope originally sought or will offer meaningful protection. It is possible that no additional patents will be issued to us or any of our affiliates. In addition, our issued patents and trademarks may not prevent other companies from competing with us. Furthermore, although we maintain confidentiality agreements with many of our employees to limit disclosure or use of any information obtained as a result of an employee's position with us, these employees may leave us or may be terminated by us at any time, and no assurance can be given that an employee will not misappropriate our proprietary information or that the Korean courts will enforce our rights under the confidentiality agreements. We cannot guarantee that any of the foregoing measures will discourage others from misappropriating our technology or independently developing similar technology.

   We may in the future receive communications from third parties claiming that we may be infringing on certain of such parties' patents and other intellectual property rights. If necessary or desirable, we may seek licenses under such patents or intellectual property rights. However, we cannot assure you that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for technologies we use could cause us to incur substantial liabilities or to suspend the manufacture or shipment of products or our use of processes requiring the relevant technologies. Litigation could result in significant expense, adversely affecting our sales of the challenged product or technology and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor.

   We are controlled by a major shareholder

   Moon Soul Chung, founder and former President, Chief Executive Officer and Chairman of the Board of Directors of the Company, with a shareholding of approximately 14.93% and, including his family members, approximately 16.55%, is the Company's largest shareholder. See "Item 6--Directors, Senior Management and Employees--Share Ownership". Accordingly, he may be able to influence the composition and decisions of the Board of Directors and shareholder votes relating to certain types of decisions and transactions, including those involving an actual or potential change of control of the Company. In Korea, the rights of minority shareholders and the fiduciary obligations of Directors and majority shareholders may not be as extensive as those in the United States or elsewhere, and your ability to assert any such rights may be limited. In addition, Korean courts may not be willing to enforce judgments rendered against the Company or any of its officers or Directors by courts outside of Korea.

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

   Because we presently hold a significant amount of short-term investments and other passive assets, including cash, and we anticipate continuing to hold such passive assets, there is a risk that Mirae will be classified as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes. We will be classified as a PFIC if more than 75% of our gross income consists of certain "passive" income or more than 50% of the average value of our assets consists of assets that produce, or are held for the production of, "passive" income. For this purpose, "passive" income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. Although we don't presently believe that Mirae is a PFIC and we do not anticipate becoming a PFIC, this determination will be made on an annual basis and no assurance can be provided that we will not become a PFIC in the future. If we are classified as a PFIC during any taxable year, the PFIC rules could produce significant adverse tax consequences to U.S. Holders (as defined in "Item 10--Additional Information--Taxation--United States Federal Income Tax Considerations"), regardless of the percentage of our Common Shares such U.S. Holder owns.

   Becoming an investment company would preclude us from making subsequent offerings

   We believe we are not an investment company, as defined in the U.S. Investment Company Act of 1940, as amended, and we do not intend to become an investment company. However, we do expect to make future investments, and to the extent we acquire additional investment securities as the result of which the value of our total investment securities exceeds 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, we could become an investment company. If we became an investment company, we would be precluded from raising additional capital in the United States.

   Recent changes in Korean GAAP may adversely affect our financial results

   See Note 2 of Notes to Consolidated Financial Statements for a discussion of recent changes in Korean GAAP, including changes in the method of accounting for product warranties, which have significantly affected our financial results and may continue to affect us in the future.

RISKS RELATING TO THE KOREAN AND THE GLOBAL ECONOMIC ENVIRONMENT

   We are negatively affected by adverse economic conditions in Korea and elsewhere in the world

   We are heavily dependent on sales of our products to Korean companies and, as a result, adverse economic conditions in Korea and the financial difficulties of other Korean companies have had a material adverse effect on our business and are likely to continue to have such an effect for some period time.

   Since early 1997, a number of developments have adversely affected the Korean economy and Korean companies, including Mirae. Korean banks, financial institutions and companies, including the conglomerates commonly known as "chaebols" that highly dominate the Korean economy, several of which are major customers of ours, have struggled financially. A number of companies and financial institutions have filed for corporate reorganization and protection from creditors and some have gone into liquidation proceedings or have failed. Korea's recent financial and economic difficulties have included:

   o  the depreciation of the won against the dollar and other currencies;

   o  interest rate fluctuations;

   o  reduced liquidity in the economy;

   o  volatile stock prices in the market;

   o reductions in Korea's foreign currency reserves (which have largely been replenished);

   o declines in credit ratings of Korea and Korean financial institutions and companies; and

   o  higher unemployment.

   The sharp economic downturn in Korea and elsewhere in Asia adversely affected our business as the demand for our customers' products and our products declined. Potential economic downturns in Korea, elsewhere in Asia and in our other markets could be unfavorable to our business.

   According to the Bank of Korea, Korea's gross domestic product decreased by 3.2% in 1998, which reflects the severe financial crisis that most Asian nations were facing at that time. Although the Korean economy has shown signs of recovery, as evidenced by subsequent data and forecasts of the International Monetary Fund and Korea Development Institute, no assurance can be given as to the extent of the economy's improvement or of the continuance of this improvement. Future deterioration of economic conditions in Korea may have an adverse impact on the demand for our products and on our financial condition and results of our operations.

   Beginning in mid-1997, the economic difficulties experienced by certain Southeast Asian countries, such as Indonesia, Thailand and Malaysia, exacerbated Korea's economic difficulties. More recently, the continuing weakness of the Japanese economy and the volatility of the Japanese yen against the dollar have increased economic volatility in Asia in general and may hinder Korea's ability to recover from its economic difficulties. Future adverse developments in Southeast Asia, Japan and elsewhere could worsen Korea's economic difficulties by affecting, among other things, Korean financial institutions that have lent to borrowers in such countries, Korean exporters that export to such countries, and Korean companies and financial institutions that rely on credit from Japanese lenders. Any of these developments could adversely affect demand for our products.

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

   In the second half of 1997, the value of the won relative to the dollar and other major currencies depreciated at an accelerated rate. As a result of this sharp depreciation, the Government was forced to suspend its efforts to support the value of the won, and on December 16, 1997, the Government allowed the won to float freely. This depreciation of the won relative to the dollar increased the cost of imported goods and services and the won-denominated revenue needed by Korean companies to service foreign currency-denominated debt. In the second half of 1998, however, the won began to appreciate relative to the dollar and other major foreign currencies. On December 31, 2001, the Noon Buying Rate was
(Won) 1,313.50 to US$ 1.00. Any fluctuations in the value of the won relative to other major currencies may adversely affect the financial condition and results of operations of Korean companies, particularly those companies requiring or receiving foreign currencies and those companies with large amounts of short- and long-term borrowings in foreign currencies. Since we are heavily dependent on both Korean and foreign companies for our sales, the adverse effect of the depreciation of the won and of exchange rate fluctuations on certain of our Korean customers, as well as on us, has had, and may in the future have, a material adverse impact on our business.

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

   Many of our large Korean customers, such as Samsung and Hynix, carry significant amounts of debt. As a result of the high domestic interest rates in the last several years, these customers' debt service costs have increased significantly and consequently, their financial condition has deteriorated and capital expenditures, including purchases of our products, has declined markedly. If interest rates were to rise again, funding requirements needed by some of our largest customers to make debt service payments would rise significantly and, as a result, the financial condition and results of operations of these companies would be adversely affected, including their ability and willingness to make capital expenditures for mechatronics equipment. This would likely have a material adverse effect on our sales, financial condition and results of operations.

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

   o restructuring and recapitalization of the financial sector and making it more transparent, market-oriented, better supervised and free from political intervention;

   o reforming the labor laws to enable corporations to lay-off workers for business reasons;

   o  removing restrictions on foreign investment in the country;

   o  eliminating all cross-guarantees between member firms of chaebols;

   o  requiring the divestment of certain non-core business lines by chaebols;
      and

   o  requiring significant reduction of debt levels.

   No assurance can be given that the Government will continue to implement the various reform programs, that further programs will not be needed or that the Government will sustain the reforms already implemented. If the Government is unable to fully integrate and sustain the reform programs, the International Monetary Fund and other international lenders may withdraw their financial support. Such developments would likely have an adverse effect on the domestic economy, as well as on the financial condition of Korean companies, including Mirae.

   Our business is subject to risks relating to North Korea

   Relations between Korea and the Democratic People's Republic of Korea ("North Korea") have been uneasy over most of Korea's recent history. These tensions have been heightened recently by certain events, including (i) North Korea's intrusion in June 1999 over the northern boundary of Korea's territorial waters, which resulted in a series of military conflicts with Korea, including an exchange of gunfire and the sinking of a North Korean vessel, (ii) North Korea's wavering stance with regard to its compliance with the Nuclear Non-Proliferation Treaty and (iii) North Korea's firing in August 1998 of a mid-range ballistic missile which landed off the coast of Japan.

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

   While recent events, including Korean President Kim Dae-jung's visit to North Korea and the North-South Korea summit in June 2000, raise optimism for improvement in the political relationship and economic cooperation between the two countries, no assurance can be given that the level of tension with North Korea will not increase or change abruptly. Any subsequent adverse impact on the Korean economy could negatively affect Mirae's results of operations and the price of its common stock and the ADSs.

RISKS RELATING TO THE ADSS

   The Korea Stock Exchange is a volatile trading market which could affect the price of our common stock and the ADSs

   The principal trading market for our common stock is the Korea Stock Exchange. The Korea Stock Exchange is a volatile market and considerably smaller and less liquid than the securities markets in the United States. The Korea Composite Stock Price Index ("KOSPI"), an index of all equities listed on the Korea Stock Exchange, declined by 41.8% from 647.1 on September 30, 1997 to
376.3 on December 27, 1997, the last day of trading on the Korea Stock Exchange in 1997. Since then, KOSPI increased by 49.5% to 562.46 on December 31, 1998 and 82.8% to 1028.07 on December 31, 1999. In 2000, the market decreased again by 50.9% to 504.6 and then recovered by 37.5% to 693.7 by the end of 2001. Any decline in the KOSPI or large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales could adversely affect the value of the won, the foreign currency reserves held by financial institutions in Korea and the ability of Korean companies to raise capital. Continued volatility of stock prices in Korea may have a material adverse effect on our ability to raise capital on the Korea Stock Exchange or elsewhere, and the price of our common stock and ADSs could fluctuate substantially.

   In addition, a large percentage of the market capitalization and trading volume of the Korea Stock Exchange is represented by a small number of listed companies and conglomerates. Fluctuations in the share prices of these companies can have a significant effect on the market price of other listed companies, including the price of our common stock and the ADSs.

   Liquidity of the ADSs may be limited

   The ADSs were listed on The Nasdaq National Market on November 17, 1999 under the ticker symbol "MRAE". An active market for our ADSs has not yet developed. There can be no assurance that an active market will develop or, if such a market does develop, that it will continue.

   Volatility of The Nasdaq National Market may adversely affect the price of the ADSs.

   Certain stocks listed on The Nasdaq Stock Market have recently experienced significant price and volume fluctuations and decreases, which have adversely affected the market price of our and other stocks listed on The Nasdaq Stock Market without any regard to the underlying fundamentals of such stocks. Recent fluctuations have been particularly acute for high technology oriented sectors. These broad market fluctuations, which may occur in the future, as well as issues more specifically related to our business activities or prospects, financial performance and intellectual property, the semiconductor and semiconductor related industries and the Internet industries may continue to adversely affect the market price of the ADSs.

   Preemptive rights may be unavailable to holders of ADSs in certain circumstances

   The Commercial Code of Korea and our Articles of Incorporation require us, with certain exceptions, to offer shareholders the right to subscribe for new shares of our common stock in proportion to their existing ownership percentage whenever new shares are issued. Under the deposit agreement (the "Deposit Agreement") among the Company, the Depositary and all holders and beneficial owners from time to time of the ADSs, if we offer or cause to be offered any rights to subscribe for additional shares of our common stock or any rights of any other nature, the Depositary, after consultation with us, may (to the extent that the Depositary determines that it is lawful and feasible) make such rights available to the holders of ADSs or dispose of such rights on behalf of such holders and make the net proceeds available to them. If the Depositary is unable to take such actions, it may allow the rights to lapse with no consideration to be received by the holders of ADSs. The Depositary is not required to make available any rights to subscribe for, or to purchase, any securities unless and until a registration statement under the U.S. Securities Act of 1933, as amended (the "Securities Act"), is in effect with respect thereto or unless the offering and sale of such securities is exempt from or not subject to the registration requirements of the Securities Act. We are under no obligation to file a registration statement under the Securities Act to enable holders of ADSs to exercise preemptive rights for shares of our common stock underlying their ADSs, and no assurance can be given that such registration statement would be filed. Holders of ADSs that are not entitled to exercise preemptive rights for common stock underlying their ADSs may suffer dilution of their interests in us.

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

   As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the Depositary to exercise those rights

   The rights of shareholders under Korean law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining the Company's accounting books and records and exercising appraisal rights, are available only to holders of record. Since the Depositary, through Korea Securities Depository, is the holder of record of the shares underlying the ADSs, only the Depositary can exercise those rights in connection with the deposited shares. The Depositary will, if we request it to, make efforts to vote the shares underlying your ADSs as instructed by you and will pay to you the dividends and distributions collected from us. However, in your capacity as an ADS holder, you will not be able to bring a derivative action, examine the accounting books and records of the Company or exercise appraisal rights. Furthermore, we may not ask the Depositary to solicit your instructions on how to vote. If you surrender your ADSs and take delivery of the underlying shares, you can exercise all the rights of a shareholder, including voting your shares. However, you may not be informed of events affecting shareholders sufficiently in advance to withdraw your shares and exercise your rights as a shareholder.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT

   Our legal and commercial name is Mirae Corporation. Our head office is situated at 9-2, Cha Am-Dong, Chun An city, Chung Chong Nam-Do 330-200, Republic of Korea and our telephone number is (8241) 559-8700. We have appointed Mirae American Inc., 48119 Warm Springs Blvd., Fremont, California 94539, as our agent in the United States for sales and customer service.

   Mirae Corporation was founded as a sole proprietorship in 1983 and incorporated as a limited liability company under the laws of Korea in December 1990. Shares of our common stock were listed on the Korea Stock Exchange on November 22, 1996 and our ADSs were listed on The Nasdaq National Market on November 17, 1999.

   Since 1983, we have manufactured and sold lead frame magazines and products related to machine tools, and after 1989, we diversified our product line into semiconductor test handlers primarily for sale to domestic semiconductor manufacturers. Handlers are specialized robotic machines used to move devices during the testing phase of the semiconductor manufacturing process. Since 1991, we have further diversified our handler product lines to include various models of memory test handlers, memory module test handlers, non-memory test handlers and burn-in sorters. With improvement of our handler product lines, our research and development capability has become the foundation of our core competencies: precision mechanisms, intelligent control and machine vision. For the years ended December 31, 1999, 2000 and 2001, sales of handlers accounted for 44.5%, 29.9% and 26.7% of our total sales, respectively.

   In 1998, we utilized our product know-how and our core competencies to design and develop advanced surface mount placement systems (SMD placement systems), machines which affix electronic devices onto printed circuit boards, and TFT-LCD handlers and testers, machines that handle and test a new generation of flat panel displays. In 1999, we began to sell these new product lines in Korea and worldwide. We believe that our semiconductor handler products, SMD placement systems and TFT-LCD handlers and testers are among the most advanced products in the industry. For the years ended December 31, 1999, 2000 and 2001, SMD placement systems became our major product, accounting for 21.6%, 48.8% and 30.4% of our total sales, respectively.

   Moreover, beginning in 1999, we expanded beyond our mechatronics and semiconductor-related business to Internet-related businesses.

   SoftForum was incorporated in April 1999 under the laws of Korea as a 70%-owned subsidiary of the Company and is currently engaged in providing security solutions for on-line banking, on-line trading and electronic commerce. SoftForum's shares have been listed in the Korea Securities Dealers Automated Quotation ("KOSDAQ") market since October 30, 2001. As of December 31, 2001, SoftForum is 41.51%-owned by the Company. SoftForum's accounts were consolidated due to the Company's effective control of it through the nomination of a majority of its board of directors by the Company.

   Korea internet.com was incorporated in July 2000 under the laws of Korea as a joint venture company between the Company and internet.com Corporation, a United States corporation, in order to provide e-business related information, real-time news and information for Internet professionals on the Internet.
Korea internet.com's accounts were consolidated due to the Company's effective control of it through the nomination of a majority of its board of directors by the Company.

   Lycos Korea Inc. was formed in March 1999 under the laws of Korea as a joint venture company between the Company and Lycos, Inc., a United States corporation. Lycos Korea offers a Korean language search and portal site on the Internet. Lycos Korea launched its Internet operations in July 1999.

   Mirae America Inc. was incorporated in February 2001 in the United States as a joint venture company between the Company and Mr. Hyung-Yun Lee, CEO of Mirae America. Mirae America currently sells products manufactured by the Company and provides after-sales services for the products.

   Display Equipment & Total Solution Co., Ltd. ("DE&T") was incorporated in August 2001 under the laws of Korea and produces flat panel display equipment. On August 1, 2001, DE&T acquired the Company's LCD division for (Won) 825 million. The investment in DE&T is accounted by Mirae for by the equity method of accounting as Mirae exerts a significant influence over DE&T's operations.

   Our principal capital expenditures in 2001 were for the establishment of the Mirae Research Center in Hwasung ((Won) 17,493 million) and for purchases of machinery, supplies and other items ((Won) 6,236 million). In 2000, our principal capital expenditures were for the acquisition of the land and building now housing the Mirae Research Center in Hwasung ((Won) 56,793 million) and for purchases of machinery and supplies ((Won) 7,970 million).

B. BUSINESS OVERVIEW

   We believe that our principal products, such as handlers and SMD placement systems, are among the most advanced and efficient in the industry. We attribute this to our ability to combine our core competencies in mechatronics with our process know-how in semiconductor manufacturing and PCB assembly and inspection processes, together with our software design expertise.

CORE COMPETENCIES

   Our core competencies are concentrated in three mechatronics disciplines: precision mechanism, intelligent control and machine vision.

   Precision Mechanism

   Precision mechanism consists primarily of four sub-fields: structural analysis and design, kinetic analysis and design, thermofluid analysis and design and tribology.

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

   High Speed Control Architecture

   High speed control architecture consists of the development of microprocessors and application specific integrated circuits (ASICs) based hardware to control and maintain the accuracy of fast-moving components.

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

   Process Know-How

   In addition to our mechatronics core competencies, in order to manufacture and improve upon our principal products, we require the know-how and understanding of highly specialized engineering processes utilized by our customers. We possess process know-how accumulated through experience and research in areas of semiconductor handling during the testing phase and PCB assembly and inspection. We believe that our core competencies, along with our know-how and understanding of these processes, will enable us to implement our handler products, SMD placement systems and TFT-LCD handlers and testers according to market standards.

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

   While our mechatronics engineers develop algorithms and formulae, our software engineers design software to implement these algorithms and formulae. This permits real-time feedback from various sensors within our mechatronics machines to be processed and used. The ability to develop algorithms, formulae and related software is necessary to design our high-quality mechatronics machines. The close working relationship of our control and software engineers enables us to develop and implement our software more efficiently and effectively.

MECHATRONICS PRODUCTS

   Semiconductor Test Handlers

   Since 1989, we have designed and manufactured over 30 different handler models. As of December 31, 2001, we designed, manufactured and sold four segments of handlers: memory test handlers, memory module test handlers, non-memory test handlers and burn-in sorters. Our core competencies and software expertise are the foundation of developing and manufacturing these advanced machines.

   The following table sets forth information about the 15 handler models manufactured by Mirae from 1998 to 2001.

                                                                                                    YEAR
            PRODUCTS                     SPECIFICATIONS                 MARKET FOCUS             INTRODUCED
            --------                     --------------                 ------------             ----------

MEMORY TEST HANDLERS

MR5400........................     32/64 device parallel        Pick-and-place type (TSOP,          1997
                                   testing; 3,600 UPH;          QFP); short test time
                                   tri-temperature control
MR5500........................     32/64 device parallel        Pick-and-place type (TSOP,          1998
                                   testing; 7,200 UPH; tri-     BGA, CSP); very short test
                                   temperature control          time; for fine pitch devices
MR5600........................     128/64 device parallel       Pick-and-place type (TSOP           2000
                                   testing; 7,200 UPH;          I/II, TQFP, BGA, CSP); very
                                   tri-temperature control      short test time; for fine
                                                                pitch devices
MR5700........................     128/64 device parallel       Pick-and-place type (TSSOP          2001
                                   testing; 10,000 UPH;         I, II, BGA, CSP, etc); very
                                   tri-temperature control      short test time; heat
                                                                compensation

MEMORY MODULE TEST HANDLERS

MR7200........................     8 device parallel testing;   Pick-and-place type (SIMM,          1998
                                   4,200 UPH                    DIMM); short test time;
                                                                mass production

MR7300........................     8/16 device parallel         Pick-and-place type (SIMM,          1998
                                   testing; 1,000 UPH;          DIMM, RIMM)
                                   controlled ambient to hot
                                   temperature

MR7400........................     Two head design; 8/16        Pick-and-place type (SIMM,          1999
                                   device parallel testing;     DIMM); mass production
                                   5,600 UPH

MR7500........................     16 device parallel           Pick-and-place type (SIMM,          2000
                                   testing; 2,000 UPH;          DIMM & 184 RIMM, DDR-DIMM)
                                   tri-temperature control

MR7600........................     Customer oriented            Pick-and-place type                 2000
                                   specification; applicable    (144/168/200/232 SIMM, DIMM
                                   to all types of              & 184 RIMM)
                                   motherboards

MR7620........................     Customer oriented design     Pick-and-place type                 2001
                                   modification & option        (144/168/200/232 SIMM,
                                   parallelism                  DIMM, 184 RIMM); ambient
                                                                version

NON-MEMORY TEST HANDLERS

MR1000 Series.................     Power transistor test        Vertical gravity type               1990
                                   handling with laser marking

MR3000 Series.................     High reliability; easy       Vertical gravity type (DIP,         1997
                                   maintenance; low price       SIP, ZIP, SOP)

MR2600........................     4 device parallel testing;   Pick-and-place type (QFP,           1998
                                   4,800 UPH; hot temperature   TQFP, PQFP, BGA, PGA)
                                   control

                                                                                                    YEAR
            PRODUCTS                     SPECIFICATIONS                 MARKET FOCUS             INTRODUCED
            --------                     --------------                 ------------             ----------

MR2610........................     Single/dual/4 parallel       Pick-and-place type (QFP,           2001
                                   dual temperature control;    MLF, BGA, CSP)
                                   5400 UPH; 5x5 40x40mm,
                                   6 auto stackers, 4 manual
                                   BIN plate

BURN-IN SORTERS

MR9200........................     Maximum throughput:          TSOP, BGA, CSP                      2000
                                   15,000 UPH

   Memory Test Handlers

   We began manufacturing memory test handlers in 1992, and are now one of the leading manufacturers of memory test handlers in Korea. We based the design of our initial memory test handler models on the standard vertical gravity technology used by other test handler manufacturers. Building on our core competencies and research and development capabilities, we have designed and manufactured our own memory test handlers using pick-and-place technology since 1995. Nearly all of our memory test handlers manufactured in the last three years utilize pick-and-place technology. However, we also manufacture vertical gravity models upon special order by our local customers.

   We believe that our memory test handlers are among the most technologically advanced in the industry. Each of our memory test handlers includes a Microsoft Windows NT-based graphical user interface, which provides for easy set-up, status monitoring and productivity analysis. Depending on the model, our memory test handlers can process up to 128 devices simultaneously and offer a wide temperature control range. In November 2001, we introduced our most advanced model, the MR5700, which is capable of simultaneously processing a maximum of 128 devices and handling all types of memory devices, and features 10,000 UPH.

   Memory Module Test Handlers

   We were one of the first companies to develop and manufacture memory module test handlers, which we introduced in 1995. Since then, we have maintained our position as a leading manufacturer. Memory modules are used to expand memory functions in computers and other IC-related products by combining multiple memory ICs and placing the combined devices onto standardized PCBs. The assembled nature of the memory module, as well as specific memory module tests, require specialized memory module test handler design features.

   Each of our memory module test handlers includes a Microsoft Windows NT-based graphical user interface. In addition, each of our memory module test handlers utilizes pick-and-place technology and, in the case of the MR7500, offers a wide temperature control range. Depending on the design specifications, our memory module test handlers can control between two and 16 modules simultaneously and operate under various temperature conditions, and offer vertical docking of test trays. Our most advanced memory module test handler, the MR7600, can produce all types of motherboards, therefore, facilitating customers' needs more efficiently. The MR7620 brings an evolutionary concept to testing, by testing memory modules in a real PC environment through an interface of the machine to a tester rack containing numerous motherboards. The primary advantage of the MR7620 lies in its ability to use various types of motherboards, depending on test requirements, which eliminates the need for expensive automated testing equipment (ATE).

   Non-Memory Test Handlers

   We manufactured our first test handler for discrete device test handling purposes in 1989. We have since developed test handlers for various non-memory devices, including power and phototransistors, diodes and logic ICs. In 1998 and 1999, we manufactured two series and one model of non-memory test handlers, the MR1000 series, the MR3000 series and the MR2500 model. The MR1000 series of test handlers is used for managing power transistors and the MR3000 series of test handlers is used for managing various types of packages used in non-memory and logic devices. Since non-memory devices are often heavier than memory devices and can be easily dropped on the contact point on a tester, both the MR1000 series and the MR3000 series consist of vertical gravity type handlers.

   The MR2500, MR2600 and MR2610 were developed for the logic IC test handler market. The MR2500 is designed to process logic ICs at ambient temperatures only, and utilizes pick-and-place technology similar to our memory test handlers. Typically, logic IC testers perform more tests compared with memory testers as the circuitry of a logic IC is generally more complex than the circuitry of a memory device. Furthermore, there are more variations to the packaging for and the functionality of logic ICs than there are for memory devices. Consequently, index time is not as important as the easy adaptability of logic IC test handlers to various packaging and functionality characteristics of logic ICs. The MR2610 is capable of utilizing various test modes and managing four devices in parallel, and has a configuration that maximizes loading and unloading capacity. The logic IC test handler market is highly competitive, though we believe it presents a potential growth opportunity for us as currently it accounts for more than half of the global test handler market. Since we finished the evaluation of market prospects with our economical logic IC testers, we decided to move more aggressively into the logic IC test handler market the prior and current years. We are currently developing new high-end logic IC test handler models.

   Burn-in Sorters

   We began manufacturing burn-in sorters in 1997. Our burn-in sorter, the MR9200, is used in the extensive reliability screening and stress testing procedure of ICs known as "burn-in". The burn-in process screens for early failures by operating the IC at elevated voltages and temperatures of up to 125 degrees Celsius (257 degrees Fahrenheit) for a period of time, typically ranging from 12 to 48 hours. The MR9200 is designed for the loading and unloading handling process of a burn-in-board. Before loading the devices into the burn-in-board, the MR9200 performs certain fundamental functional tests. Combining a linear motor system with pick-and-place technology, we believe the MR9200 is one of the fastest sorters available, with a maximum throughput of 15,000 UPH.

   Sales and Marketing

   In 1996, 1997 and 1998, our memory test handlers were our best selling product by volume and value, accounting for 64%, 58% and 38% of our total sales, respectively. However, in 1999, our non-memory test handlers were our best selling product by volume, with sales of 47 units, and our memory test handlers were our best selling product by value, accounting for 20% of our total sales. For 2000 and 2001, our memory test handlers again became our best selling products, both by volume and value, with sales of 73 units and 35 units, and accounting for 62% and 47% of our total sales of handlers, respectively.

   The following table sets forth sales volume, average sales price and sales value of the handlers manufactured and sold by Mirae for each of the periods indicated:

                                                             YEAR ENDED DECEMBER 31,
                                ------------------------------------------------------------------------------------
                                           1999                         2000                          2001
                                ------------------------    --------------------------     -------------------------
                                          AVERAGE                      AVERAGE                       AVERAGE
                                UNITS      SALES            UNITS       SALES              UNITS      SALES
           MODEL                SOLD       PRICE   SALES    SOLD        PRICE    SALES     SOLD       PRICE    SALES
           -----                ----      -------  -----    -----      -------   -----     -----     -------   -----
                                         (Average sales price in (Won) millions, sales in (Won) billions)

Memory test handlers.....         40        228     9.1       73         272     26.3       35         248      8.7
Memory module test
   handlers..............         13        326     4.2       21         380     13.2        4         186      0.7
Non-memory test handlers.         47         47     2.2       40          82      2.8       17          99      1.7
Burn-in sorters..........         --         --      --        4         325      1.4       --          --      7.3
Handler components.......         --         --     4.8       --          --       --       --          --       --
     Total...............        100               20.3      138                 43.7       56                 18.4

   Until 1998, we had focused our sales and marketing efforts for handlers on the domestic market, with the vast majority of our sales being made to Samsung and Hynix. However, as a result of the dramatic downturn of the Korean semiconductor industry in 1997, unit sales of handlers fell by 66%, from 203 units for the year ended December 31, 1997 to 69 units for the year ended December 31, 1998. In 1999, sales of handlers increased from 69 to 100 units, or by a 38.3% increase in volume compared with our sales in 1998. In order to mitigate the decline in sales volumes and to reduce our dependence on the Korean semiconductor industry, we intensified our marketing efforts within Korea and broadened our sales strategy outside of Korea, specifically in the United States, Europe and other Asian nations. We have increased our total export sales 35.19% in 1999 and 40.42% in 2000, as a percentage of our total sales. However, when the semiconductor industry experienced another downturn in 2001, our total sales decreased considerably from 2000 and our export sales decreased to 17.87% in 2001, as a percentage of our total sales.

   We expect that export sales of handlers will continue to create new clients, particularly if the semiconductor market recovers, semiconductor manufacturers shift their production from 64MB and 128MB to 256MB DRAM chips or manufacturers shift their product portfolio from Sync. DRAM and Rambus DRAM to DDR. We believe that these same factors would also increase domestic demand for our products, since our largest Korean customers are also major global semiconductor manufacturers. However, while domestic and export sales of our handlers should increase if the semiconductor and related industries recover, we would expect the proportion of our sales, derived from handlers (44.5%, 29.9% and 26.7% in

1999, 2000 and 2001, respectively), to fall as we promote and market our SMD placement systems and SoftForum business lines. Another factor we believe improves our sales and marketing is the 8% duty payable on handlers imported into Korea. See "Item 5--Operating and Financial Review and Prospects--Operating Results--Taxation". In addition, Korean companies purchasing Korean manufactured equipment for commercial use may qualify to receive a dollar-denominated loan with which to purchase such equipment at a preferential interest rate if the equipment meets certain criteria promulgated under the Foreign Currency Credit Regulation. Each of our handlers meets these criteria and we believe our domestic sales may benefit from this policy.

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

   Outside of Korea, we market and distribute our handlers through our global sales team, which is based at the Mirae R&D Center in Hwasung and consists of five sales personnel. Furthermore, to enhance our marketing in the United States and Europe, we established Mirae American, Inc. in 2000. We also participate in trade shows, providing us with a forum for product demonstrations and customer contact. In addition, we market our handlers through non-exclusive distribution arrangements with various international sales and support agents, including agents in Taiwan, Singapore, Malaysia, the Philippines, Germany, Italy and the United States. These sales and support agents sold our handlers to approximately 20 customers worldwide in 1999 and 2000 and approximately 35 customers worldwide in 2001.

   Demand for back-end equipment is correlated to semiconductor demand and, consequently, is similarly cyclical (although Mirae estimates that back-end equipment demand fluctuations typically lag semiconductor demand fluctuations by approximately six months). In 1999, 2000 and 2001, our primary market was in back-end equipment, specifically handlers, and our sales results reflected the recovery and downturn in the semiconductor industry and, in particular, the back-end equipment market. From the fourth quarter of 1999, the semiconductor industry recovered and our sales results sharply increased. However, the semiconductor industry has suffered low demand since the third quarter of 2000. No assurance can be given when any recovery of the semiconductor industry will bring about a positive impact. During the economic slowdown, we applied our process know-how, our system design capabilities and our core competencies in back-end equipment to design and develop SMD placement systems and TFT-LCD handlers and testers.

   Customers

   Our principal handler customers are Korean semiconductor manufacturers, which collectively were responsible for more than 56.4%, 39.5% and 81.3% of our handler sales in 1999, 2000 and 2001, respectively. Hynix (then called Hyundai Electronics Co., Ltd.) was our largest customer in 1996 and 1997 and our second largest domestic customer in 1998 and 1999, accounting for 63.3%, 76.7%, 7.1% and 3.1% of handler sales, respectively. Samsung was our second largest customer in 1996 and 1997 and our largest in 1998 and 1999, accounting for 32.8%, 19.3%, 50.4% and 44.4% of handler sales, respectively. In 2000 and 2001, Hynix accounted for 9.0% and 7.2% of our handler sales, while Samsung accounted for 24.1% and 60.9% of our handler sales, respectively.

   As our export sales have increased, our customers have diversified and non-Korean customers now represent a major portion of our handler sales. In 2000, our export sales accounted for 60.0% of our total handler sales, comprised of regional export sales for North America, Europe and Asia of 19.7%, 34.4% and 45.9%, respectively. In 2000, our major foreign customers, Infineon Technologies AG and King Yuan Electronics Co., Ltd. of Taiwan, accounted for 21.5% and 20.4% of handler sales, respectively. In 2001, these customers accounted for 3.48% and 8.18% of handler sales, respectively; these marked decreases were largely due to the downturn in the semiconductor industry in 2001. In 2001, our export sales accounted for 18.7% of our total handler sales, comprised of regional export sales for North America, Europe and Asia of 24.5%, 28.7% and 46.8%, respectively.

   Our customer support team consists of sixteen product engineers who repair and service handler products sold to our customers. Of the sixteen support engineers, seven are located in Chun An city and are available to provide support services to our international customers if necessary, eight are located at various locales in Korea and one is based in Taiwan. Our customer service team assists our customers and agents in resolving installation and general function issues. Typically, we are able to deploy service representatives to a customer's site in Korea within 24 hours. We provide high quality service and support which contributes to our ability to attract and retain key customers in Korea. Outside of Korea, customer support is typically provided by our overseas agents whom we train. However, we will send engineers from Korea to a customer's facilities when we deem it necessary. We cover the cost of servicing our handlers for the first year of ownership pursuant to the terms of our standard product warranty.

   Competition

   The mechatronics markets are characterized by intense competition, rapid technological and product changes, changing market requirements and significant expenditures for product and market development. In the handler market in particular, the principal competitive factors are throughput, accuracy, reliability and price.

   We believe that we are well positioned to compete in the test handler market due to our primary competitive advantages, including (i) our technological expertise stemming from our core competencies, (ii) our established brand-name recognition in Korean and foreign markets, and (iii) our research and product development, which we believe is among the most advanced in the industry. We believe our ability to price our products competitively is due principally to our core competencies, applied across our mechatronics products, and our relatively horizontal organizational structure. There can be no assurance, however, that we will be able to continue to compete in our markets, that we will be able to expand our markets or that these markets will continue to grow.

   In the memory test handler market, we believe our primary competitors are Advantest Corporation and Hitachi of Japan. In the non-memory pick & place test handler market, we believe our primary competition is Seiko-Epson and Synax of Japan.

   Seasonality

   Our sales of test handlers tend to be concentrated in the fourth quarter, because most overseas customers tend to place orders for them during the third quarter due to the end of their fiscal year on the last day of September.

SMD PLACEMENT SYSTEMS

   SMD placement systems

   Mirae designs, manufactures and sells SMD placement systems, which are robotic machines used for high-speed mounting of a broad range of electronic devices, including ICs, onto PCBs. Mirae began manufacturing SMD placement systems in March 1999 with the introduction of six SMD placement system models. We introduced an advanced IC placement system (the MPS-1050M) in 1999 and PCB placement systems (the MPS1025 and MPS1025P, Bronto and Charley) in 2001.

   The following table sets forth the details of the SMD placement system models we manufacture:

                                                                                                    YEAR
          PRODUCTS                         SPECIFICATIONS                  MARKET FOCUS          INTRODUCED
          --------                         --------------                  ------------          ----------

CHIP MOUNTER
MPS-1010..................     8 + 8 module heads                      High-end                     1999
MPS-1020..................     8 module heads                          Upper Mid-range              1999
MPS-1030..................     6 module heads                          Mid-range                    1999
Multi function Mounter
MPS-1010P.................     8 + 6 module heads +1 precision head    High-end                     1999
MPS-1020P.................     6 module heads + 1 precision head       Mid-range                    1999
MPS-1030P.................     4 module heads + 1 precision head       Low- to mid- range           1999
MPS-1020QP................     4 precision heads                       High-end                     2000
IC placement system            IC placement dedicated machine
MPS-1050M.................     (4 precision heads)                              --                  1999

PCB PLACEMENT SYSTEM
MPS1025...................     Smaller footprint                       Mid-range                    2001
MPS1025P..................     Component coverage:  0603 to 50x50mm
                               PCB size coverage:  410x360 mm
                               Placement speed:  0.178 Sec./chip
Bronto....................     Flip Chip placement implemented         Mid-range                    2001
                               Components coverage:  0603 to 18x18mm)
                               PCB size coverage:  530x460 mm
                               Placement speed:  0.34 Sec./chip

                                                                                                    YEAR
          PRODUCTS                         SPECIFICATIONS                  MARKET FOCUS          INTRODUCED
          --------                         --------------                  ------------          ----------

Charley...................     High performance Chip Shooter           High-end                     2001
                               PCB size coverage:  530x460 mm
                               Placement accuracy:  0.06mm
                               Placement speed:  0.096 Sec./chip
                               (36,000 CPH)

   Mirae's SMD placement systems utilize an advanced form of our pick-and-place technology to place a wide variety of electronic components onto PCBs. Depending on the model, our SMD placement systems may be equipped with single or dual X-Y high speed, high precision gantries (robotic arms that pick-and-place electronic components); up to two high speed module heads on which up to eight nozzles can be affixed; and one or four precision heads. Our high-speed module heads feature speeds (or tact times) of up to 0.096 second per chip and accuracy of 0.1mm for simple devices and 0.04 mm for fine-pitch devices. Precision heads are used to mount precision devices with packaging types, including BGAs and QFPs, and non-standard devices, such as connectors and capacitors.

   Each of the SMD placement systems includes a custom-designed linear motor that provides instantaneous gantry acceleration of up to 4.5g (gravitational acceleration), our vision system, which permits vision processing at high speeds, a Microsoft Windows-2-based graphical user interface and "intelligent" component feed subsystems, which can reduce the mispicking of parts and enhance placement reliability. While all of our SMD placement systems can be configured to handle a wide range of electronic components, the MPS1050M, our dedicated IC placement system, is particularly well-suited to assemble memory modules and PCBs on which many ICs are placed because it is equipped with four precision heads that can pick up up to four memory devices simultaneously and place each device individually. Many of these technologies have been adapted from our core competency development program that has applied to the manufacture of our handler products, and we believe these advanced technologies will enable us to produce and sell SMD placement systems that are among the most advanced in the industry.

   Upon the request of a customer, we can integrate our SMD placement systems into our custom software system designed to manage the entire PCB assembly process. Software, used with our products, is designed by our software engineers and our research partners at Korea Advanced Institute of Science and Technology. See "Item 5--Operating and Financial Review and Prospects--Research and Development, Patents and Licenses, Etc.--Research anD Development".

   The diagram illustrates the typical PCB assembly process:

                                [GRAPHIC OMITTED]

   Our MPS1010 SMD placement system is designed for the high-speed, high-end segment of the SMD placement system market, while our MPS1020 and MPS1030 SMD placement systems are designed for the medium-speed, multifunctional and low- to mid-range segment of the SMD placement system markets. In 2001, the MPS 1010 was our best selling product by volume and value, accounting for 26.3% of our total sales of SMD placement systems. The MPS 1020P was our second-best selling product by volume and value, accounting for 13.9% of sales of SMD placement systems.

                                   YEAR ENDED DECEMBER 31, 2001
                              (AVERAGE SALES PRICE IN (WON) MILLIONS,
                                     SALES IN (WON) BILLIONS)
                              ---------------------------------------
                                                AVERAGE
MODEL                         UNITS SOLD      SALES PRICE       SALES
---------------------------   ----------      -----------       -----

MPS-1010...................        33             166             5.5
MPS-1010P..................         6             107             0.6
MPS-1020...................         3              90             0.3
MPS-1020P..................        24             121             2.9
MPS-1030...................        15              75             1.1
MPS-1030P..................        18              92             1.6
Others.....................        22              92             2
Components.................                                       6.9
    Total..................       121                            20.9

   SALES AND MARKETING

   We first introduced our SMD placement systems in 1999 at the Nepcon trade shows in the United States, Korea and China. Unlike our test handlers, our SMD placement systems need not be custom-tailored to the design specifications of our customers and therefore, may be mass produced. We market and distribute our SMD placement systems in Korea through a direct sales force consisting of one domestic sales division and one global sales division based in the Hwasung Mirae Research Center and three sales agents abroad. In the domestic market, more than 95% of our customers are buying SMD placement systems with financing that provides for mid- to long-term installment payments. Other large foreign customers make payments usually after an evaluation (probational) period. Small- and medium-sized foreign customers typically pay 50 - 100% upon their purchase.

   Outside of Korea, we market and distribute our SMD placement systems through arrangements with agents in various Asian countries, including Banner-Ever International Group, Corp. in Taiwan and China and Kince Corp. in China. Our agency agreements provide that an agent may only sell SMD placement systems manufactured by Mirae. In December 1999, we entered into a three-year sales and distribution agreement with Ryoko, a Japanese corporation. Under the terms of the contract, we appointed Ryoko as our exclusive distributor in Japan of certain models of our SMD placement systems and Ryoko agreed not to sell or distribute any competing SMD placement systems.

   Outside of Asia, our SMD placement systems were sold to customers in Europe, Africa and Israel on an exclusive OEM basis through Tyco Electronics of Europe. Tyco Electronics began buying Mirae's SMD placement systems from the third quarter of 2001, and is the exclusive marketer, seller and servicer of Mirae products in Europe. Tyco Electronics makes purchases of more than 60 of our systems. Payments by Tyco Electronics to Mirae under this contract are made at net 60 days and are guaranteed by Tyco International, Tyco Electronics' parent company.

   As a result of the filing on December 18, 2000 by Quad Systems Corporation, at the time, our exclusive distributor of SMD placement systems in North America and Europe, under Chapter 11 of the U.S. Bankruptcy Code and the continued pendency of these proceedings, our sales in these markets were suspended for approximately a 12 month period from September 2000 to August 2001. In October 2001, Mirae began building its own distribution channel in the North American markets and now sells its SMT products through Mirae American Inc., under the Mirae name directly. Initial marketing efforts resulted in the successful establishment of regional sales and service channels during 2001.

   We are targeting potential Korean customers, including personal computer manufacturers, telecommunication manufacturers, PCB manufacturers and more than 300 small- to medium-sized PCB printing and manufacturing companies via our direct sales force and agents. We intend to market and sell our SMD placement systems, with a particular emphasis on export sales, by further developing new and existing relationships with dealers and agents in and outside of Korea, as well as by continuing to participate in trade shows. Since the market for SMD placement systems is larger than that of test handlers, we believe that the potential market for our SMD placement systems is larger and less volatile than that for our handlers.

   Customers

   While handlers are primarily purchased by major semiconductor manufacturers, SMD placement systems are purchased by electronic PCB assembling customers of all sizes. In a three year period, Mirae has sold more than 550 systems to more than 150 customers worldwide. We have more than 110 domestic customers, including LG Electronics and Amkor Korea, and more than 40 customers in China, Taiwan, Europe and North America. Large customers outside of Korea include Tyco Electronics (Europe), Flextronics (US), TS. Corp. Ltd. (Hong Kong), FIC Group (China Factory) and Grundig (Portugal). Tyco Electronics, in particular, has facilitated the expansion of our customer base to include countries such as the Ukraine, Egypt and Turkey, in addition to Western Europe.

   As of December 31, 2001, we maintained a team of 98 engineers at Mirae Research Center in Hwasung where we maintain our SMD placement systems sales divisions and customer service division. The support team addresses customers' telephone inquiries and also provides on-site service to customers both domestically and overseas. We also send engineers abroad to a customer's facility when a customer requires particular attention. We have direct customer support engineers in addition to our regional distributor engineers stationed in China, Taiwan, the United Kingdom for Europe and the United States.

   Competition

   With the exception of one Korean manufacturer, the domestic and international markets for SMD placement systems are dominated by a number of foreign competitors, including Fuji Machine Manufacturing, Matsushita Electric Industrial Co., Ltd., Yamaha Motor Co. Ltd. and Juki Corporation in Japan and Universal Instruments Corporation in the United States. In addition, Siemens AG produces a high-end SMD placement system utilizing pick-and-place technology.

   We believe our SMD placement systems have advantages over those produced by other manufacturers primarily as a result of having combined core competencies, including advanced control hardware, machine vision and linear motor design technologies, along with our advanced real-time control software-based robots. As a result of our dedicated R&D efforts, we believe we produce among the most advanced SMD placement systems in the industry, including one of the fastest pick-and-place type SMD placement systems available in the market. Furthermore, we believe our SMD placement systems yield the highest tact time and throughput among pick-and-place type systems. Our SMD placement systems require short changeover times from one PCB board to another, provide users with a high degree of flexibility in terms of the configuration and various types of mounter heads available and are easy to operate. We also believe the incorporation of our PCB assembly support software into our SMD placement systems may attract new customers due to integrated process control and a user friendly operation system.

   The price of our SMD placement systems is highly competitive, which we intend to maintain. In addition, we believe that domestic market sales have been improved by the 8% duty applicable to most SMD placement systems, and the 18% special duty to certain low-end SMD placement systems imported into Korea since 2000, including those that compete with certain of our models. See "Item 5--Operating and Financial Review and Prospects--OperatinG Results--Taxation".

   Seasonality

   The order rate for our SMD placement systems tends to be lower in Asia during the months of January, February, June and July.

TFT-LCD HANDLERS AND TESTERS

   Mirae began developing its TFT-LCD handler and tester products in 1994 with the production of the MR6520, and began to actively market additional TFT-LCD handler and tester models in 1997. In 1999, 2000 and 2001, we manufactured three different TFT-LCD handler models, the MC2410, the MC2510 and the MC2510A, and one TFT-LCD tester model, the MR6560.

   Of the three testing phases in the TFT-LCD manufacturing process, the array phase, the cell phase and the module phase, our TFT-LCD handlers are used in the cell phase and our TFT-LCD testers are used in the module phase. During the cell phase, liquid crystal is inserted into cut glass and various tests are performed on the semi-finished panel. These tests are facilitated by a TFT-LCD handler which automatically conveys a cell to a test site by interfacing with a tester and, following the appropriate tests, transfers the tested cell to a cassette. The cell encased in a cassette is carefully moved to the manufacturing line and processed into a display module. During the module phase, the major components of the TFT-LCD panel, which drives and controls the display, are attached and tested. Our TFT-LCD module tester inspects LCD displays for optical defects after the color cell construction phase. The tester uses a high-resolution camera and is driven by specialized software developed in-house to quantitatively measure critical optical qualities, such as contrast, luminance and color balance, and to precisely locate various pixel defects.

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

   As of December 31, 2001, the market for our TFT-LCD handlers and testers was comprised exclusively of domestic manufacturers of TFT-LCD screens. As we have existing relationships with Korean semiconductor manufacturers who also manufacture TFT-LCDs, we are focusing our marketing efforts on these customers to strengthen our relationships and on other major individual producers of TFT-LCDs in Korea, with frequent direct one-on-one sales contacts.

   In 1999, we delivered four units of our MC2510 model and one unit of our MC2410 model at an aggregate contract value of (Won) 3,334 million. In 2000, we delivered 28 units of both models for an aggregate of (Won) 11,166 million. In 2001, we delivered an aggregate of 13 units of our MC2410, MC2510 and MC2510A models for (Won) 5,608 million in 2001.

   In both the TFT-LCD handler and tester markets, our major competitors are Micro Japan Corporation of Japan and Pyung Chang High Tech of Korea. We believe that the advanced technology of our TFT-LCD handler and tester products, including high throughput, competitive pricing and locally-based support, will help us become competitive in the domestic TFT-LCD handler and tester markets.

   On August 1, 2001, the Company transferred its LCD division with total assets of (Won) 1,445 million and total liabilities of (Won) 620 million to DE&T Co., Ltd., an affiliated company, for (Won) 825 million.

LEAD FRAME MAGAZINES

   Since 1983, Mirae has manufactured lead frame magazines, which essentially are the skeleton of the semiconductor chip to which dies are bonded.

   Our original product line was manufactured using cutting technology. However, beginning in 1984, we switched from cutting to machine tool technology, as machine tool technology, especially press-cutting, increases the uniformity and precision of the finished lead frame magazines. We manufactured our lead frames exclusively for the Korean domestic market. In 1997, 1998, 1999 and 2000 we sold
(Won) 4.1 billion, (Won) 2.2 billion, (Won) 3.5 billion and (Won) 4.7 billion of lead frame magazines, representing approximately 6.7%, 12.8%, 7.6% and 3.2% of our sales in these periods, respectively. Our principal customers were Samsung, Anam Semiconductors & Technology Co., Ltd., ChipPAC, Inc. and Hynix.

   In September 1999, we spun-off the manufacturing of this business segment to a group of our employees in line with our strategy to outsource low value-added, labor intensive production processes. However, we continued to market lead frames under our name in 2000 and sold (Won) 4.7 billion of lead frame magazines. From 2001, we expect that Nail System Co., Ltd., the spun-off company manufacturing lead frame magazines, will be able to market their products directly. However, in 2001, we accounted (Won) 218 million of lead frame magazines as other sales.

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

   With respect to our handlers and SMD placement systems, we typically use between 22,000 and 24,000 component parts. The majority of these component parts is fabricated by our suppliers (or their manufacturers) based on our design specifications and instructions. The remaining component parts are commodity goods that are available from a wide variety of suppliers. In 1999, 2000 and 2001, no supplier accounted for more than 10% of our raw materials costs.

   In 1999 and 2000, approximately 60% and 65%, respectively, of the raw materials costs for our handlers, SMD placement systems and TFT-LCD handlers and testers were imported. However, our efforts to replace imported raw materials with domestic raw materials paid off in 2001, with imported raw materials accounting for only 11% of the raw materials costs for our products. In the future, we expect to continue purchasing many of these parts domestically to lower our overall raw materials costs.

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

   We have developed detailed procedures for production management. Our three-person development verification test team oversees production management and technology, and is responsible for gathering customer feedback. Typically, our manufacturing process includes four major stages: raw material inspection, processing, assembly and final testing. After each stage, quality testing takes place. Defective products or components are analyzed to assess the defect and prevent recurrences in the future.

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

   The following diagram illustrates the back-end manufacturing process flow:

                                [GRAPHIC OMITTED]

   Different types of devices, such as linear ICs and logic ICs, memory and individual transistors (discretes), and different types of packages require different assembly and packaging and, therefore, different testing solutions. Semiconductor manufacturers rely on a multiple-step testing and reliability screening procedures to detect defects or weaknesses that may result at any stage during the manufacturing process. The initial testing phase is typically performed before the processed semiconductor wafer is cut into individual die. After the die is packaged, a test for packaging defects is performed. Certain devices then undergo an extensive reliability screening and stress testing procedure known as "burn-in". The final testing phase involves the use of automated test equipment--or "testers"--that evaluatE numerous devices simultaneously and perform a variety of tests at various temperatures.

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

   Typically, test handlers are customized to meet the product specifications of a customer to ensure proper operation with its tester. A customer's specifications relate principally to the tester software program and the tester interface software program to be used, the shape of the interface board linking the tester to the test handler, the function, shape and design of the individual device package, and the shape of the device loader tray. The number of units processed per hour is dependent on the operational specifications of a particular test handler, the speed of the tester to which it is connected, and the type and number of devices being tested. A test handler's index time, which exceeds a tester's device test time prevents a tester from sitting idle, thereby ensuring productivity of the testing process.

INTERNET BUSINESSES AND ON-LINE SOLUTIONS

   Beginning in 1999, Mirae turned its attention to the formation of, and investment in, companies and joint ventures that focus on the development of Internet services in Korea. This Internet strategy resulted in the formation in March 1999 of Lycos Korea, a leading Internet portal, and the incorporation in March 1999 of our subsidiary SoftForum, now a leading Korean provider of security solutions for cyber banking, trading and electronic commerce.

   Since that time, we have further positioned ourselves to become a leading provider of Internet-related services in Korea by establishing other joint ventures and strategic alliances with, and by making strategic investments in, Internet companies. Most of these investments are primarily focused on building synergistic partnerships with our flagship companies, SoftForum and Lycos Korea.

   However, with adverse market conditions in 2001 as a result of the overall local and global decline in technology, advertising and capital spending, Mirae significantly reduced its investments in Internet-related businesses and has been focusing on building greater value to its existing Internet properties. Currently, Mirae is undergoing a corporate restructuring process in order to improve on its negative profits as well as reduce its expenses. In addition, we are implementing positive exit plans for our Internet-related and non-mechatronics-related businesses.

   SoftForum

   SoftForum was incorporated in April 1999 under the laws of Korea as a 70%-owned subsidiary of the Company and is currently engaged in providing security solutions for on-line banking, trading and electronic commerce. It originated in 1995 as a research annex institute for security software within Mirae. SoftForum's shares have been listed in the Korea Securities Dealers Automated Quotation ("KOSDAQ") market since October 30, 2001, and the price of the initial public offering of common stock, issuing approximately 2,019,280 shares, was (Won) 7,300 per share. Total amount of shares after the offering increased to 8,020,000 shares from 6,000,720 shares. As of December 31, 2001, SoftForum was 41.51%-owned by the Company, 6.94%-owned by Dongwon Venture Capital Co., Ltd., 6.49%-owned by CJ Investment Trust Management Co., Ltd., 4.72%-owned by SoftForum employees, 2.49%-owned by Mirae Asset Venture Capital and 37.85%-owned by others.

   SoftForum's security solutions provide secure trading and on-line banking between financial institutions and end users, offering authentication technology, secure technology for Internet websites and Internet transaction systems. SoftForum also has developed key wireless/mobile security solutions and is aiming to penetrate the growing EAM (extranet access management) in Korea.

   SoftForum offers products in five major areas: cryptographic technology, certification authority ("CA"), public key infrastructure ("PKI"), user authentication solutions and secure web mail. Our cryptographic technology enables users to send and receive encrypted data. Our leading product offering in this area is XecureWeb. CA is an electronic commerce solution, which generates electronic signatures and manages the electronic signatures on the database for easy confirmation by a service provider. SoftForum's PKI security package is a comprehensive security solution incorporating SoftForum's major security applications, including cryptographic technology and CA solutions. User authentication solutions, such as SoftForum's "OnceID" product, allow users to identify themselves to a remote system via a password with a one-use lifespan. SoftForum's web mail enables web users to exchange encrypted e-mails.

   SoftForum developed customized security solutions for electronic commerce to be offered by leading Korean cyber-shopping services and has also developed secure web mail for portals and corporations in Korea. In addition, SoftForum has sold its solutions to several major Korean banks, and has sold its crytographic technology, CA and PKI solutions to a wide variety of Korean financial and quasi-governmental institutions.

   We believe that Internet and electronic commerce will continue to grow in popularity in Korea, which may lead to increasing demand for SoftForum's security solutions. While SoftForum licenses what we believe to be leading security solution technology in Korea and has approximately over 60 percent market share, there are several competitors in the Korean security solution market, including some companies that have strong footholds in other security solutions areas that plan to expand into PKI. We intend to continue to manage SoftForum by aggressively marketing its products and services and by investing as much as 10% of SoftForum's total sales into research and development. Plans for international expansion are also underway, particularly in Asia.

   SoftForum's security solutions products and services generated revenues of
(Won) 4,272 million, (Won) 9,501 million and (Won) 15,517 million in 1999, 2000 and 2001, respectively.

   Lycos Korea

   Lycos Korea was formed in March 1999 as a joint venture in which Mirae and Lycos, Inc. of the United States had an equal shareholding. Lycos, Inc. was acquired by Terra Networks and now goes by the name Terra Lycos. In March 2000, Lycos Korea issued an additional 3,122 shares worth an aggregate 13.5% interest in Lycos Korea at (Won) 18 million per share. Of the 3,122 shares, Lycos Korea sold 2,313 shares to Mirae Asset Venture Capital, and the balance to Sumitomo Corporation, Singapore Telecom and Hikari Tsushin Capital. Currently, Lycos, Inc. and Mirae each own a 43.25% shareholding in Lycos Korea and operate Lycos Korean as a joint venture.

   In October 2000, Lycos Korea executed a 10:1 stock split with the par value on common stock decreasing from (Won) 5,000 to 500 and the total amount of issued shares increasing from 693,660 to 6,936,600.

   In January 2001, Lycos Korea also increased its paid in capital to (Won) 3,468 million from (Won) 116 million.

   Lycos Korea offers a Korean language portal site on the Internet that provides web search and directory services, guides to online content, aggregated third party content, and community and personalization features. Lycos Korea launched its Internet operation, www.lycos.co.kr, in July 1999, and introduced free personal home page services in August 1999. Utilizing solutions developed by Tripod, Inc., a subsidiary of Lycos, Inc., Lycos Korea offers Internet users 12 megabytes of web space on which to create personal homepages and join interest-based on-line communities.

   In addition to home page services, Lycos Korea offers a search engine designed to effectively search information on the World Wide Web in Korean. Lycos Korea also offers various content on its website. Services currently offered by Lycos Korea include: securities information, chatting service, games, real estate, job placement center, auction and maps, among other services. Lycos Korea is currently developing additional services similar to those offered by Lycos, Inc. and Lycos, Inc.'s subsidiaries in other countries, including enhancements to its Internet search and e-mail services.

   Due to the technology downturn and significant reduction in advertising spending, Lycos Korea has focused on ramping up and creating new revenue sources through e-commerce, solution sales and paid contents. The company has entered into a number of partnerships with companies that include: SK Telecom (mobile messaging system), Istar Network (entertainment), Interpark (shopping mall) and Insung Information Systems (solutions sales for EAM).

   The board of Lycos Korea is comprised of two representatives from each of Lycos, Inc. and Mirae, with the representative director (or chairman) appointed by Mirae. The statutory auditor is appointed by Lycos, Inc. Currently, Lycos Korea's CEO, Mr. Jong-Hyun Kah, is the representative director.

   Pursuant to the terms of a license agreement between Lycos Korea and Lycos, Inc. and a license agreement between Lycos Korea and Tripod, Inc., Lycos Korea is required to pay an annual royalty in the amount of 5% of its gross revenues to Lycos, Inc. In exchange, Lycos, Inc. and Tripod, Inc. have agreed to provide certain software and intellectual property related to the provision of Lycos' web search engine and Tripod's homepage building and web site community services. In addition, in May 1999, Mirae agreed to provide Lycos Korea with a loan of up to (Won) 6,250 million at an annual interest rate equal to the higher of 8% or the bank overdraft rate. As of December 31, 2001, (Won) 6,250 million had been loaned to Lycos Korea and remained outstanding.

   Lycos Korea generated revenues of approximately (Won) 13,315 million and
(Won) 28,736 million in 2000 and 2001, respectively, and net loss of (Won) 22,216 million and 27,904 million in 2000 and 2001, respectively.

OTHER INVESTMENTS

   Since the formation of Lycos Korea and SoftForum, we have invested in a variety of Internet-related companies, and have formed a number of strategic alliances. The most significant of these are discussed below:

   CyberBank

   In March 2000, Mirae acquired a 1.47% interest, which has been diluted to 1.36% after Cyberbank issued an additional 55,022 shares to Softbank Co. of Japan and Samsung Electronics Co., Ltd. Cyberbank develops personal data assistants (PDAs) that combine a traditional PDA with mobile phone and wireless Internet capabilities. Currently, Samsung Electronics is manufacturing the PDAs on an OEM basis and Softbank is handling their distribution in Japan. The PDAs will allow users to access and view in color information on the World Wide Web in the same format as on a PC, only miniaturized on a 640 x 480 mm TFT-LCD screen. CyberBank won the Best Finalist award at COMDEX 2001.

   On-net

   In December 2000, we acquired a 14.7% interest in On-net, a Korean Internet company which provides community-based online services such as clubs and message boards. On-net now provides Lycos Korea with Lycos Clubs, Lycos Message Boards and Star4U services, each of which, we believe, has strengthened the user loyalty base of Lycos Korea.

   Mobile Game Co., Ltd. (formerly known as Java Games Co., Ltd.)

   In December 1999, we acquired a 60.01% interest in Mobile Game Co., Ltd., one of the first Java-based mobile and web-enabled game programming companies worldwide. Mobile Game launched Lycos Korea's game site in March 2000 and marketed its ASP to Chosun Newspaper and Hanmir in 2000. The company has positioned itself as one of the leading mobile content providers for all the major wireless carriers in Korea, including SK Telecom, LG Telecom and KT Freetel. In 2001, the company generated revenues of (Won) 477 million and net income of 75 million.

   Korea internet.com

   On January 3, 2000, we signed a joint venture agreement with US-based internet com Corporation, a global leader in the provision of real-time news and information resources for the Internet industry, to form Korea internet.com and launched its Korean version of this Internet news service and network website in June 2000. On April 1, 2001, both parties agreed to terminate the joint venture agreement and establish a new seven year license agreement. Mirae acquired a 36.7% interest in the company from internet.com Corporation for (Won) 304 million, which was later purchased by the company's CEO, Yeh Byung-il. We believe Korea internet.com is now the most prominent B2P contents provider in Korea. As of December 31, 2001, we had a 47.94% interest in this company. For 2001, Korea internet.com reported revenue of (Won) 253 million and net losses of
(Won) 1,140 million.

   Intro System

   In December 1999, we purchased an 18.2% interest for (Won) 500 million in Intro System, which has been diluted to 15.16% after the issuance of additional shares. The company was an operator of cyber cafe franchises in Korea and assisted Lycos Korea in the promotion of its sites and services. In October 2001, Intro System filed for dissolution, which resulted in no liabilities or debts to or assets claimed by Mirae.

   Infinity Telecom

   In January 2000, we purchased an 18.0% interest in Infinity Telecom, which has been diluted to 16.70% after the issuance of additional shares. Infinity Telecom is a Korean Internet start-up company concentrating on the development of voice recognition software for text-speech and speech-text based services used in unified messaging services (UMS). Infinity Telecom began as a research lab focusing on automatic speech recognition and expanded into computer telephony integration. Infinity Telecom is recognized in Korea for introducing personal UMS and is currently developing enterprise communication software for corporate use that incorporates the personal UMS service.

   Nara Vision

   In January 2000, we purchased a 17.4% interest in Nara Vision, an Internet portal service provider and an Internet-related software developer. We have incorporated Nara Vision's free online e-mail service, Kebi, with the e-mail service provided by Lycos Korea. Kebi is one of Korea's largest e-mail service providers.

   Korea Internet Holdings Corporation

   In February 2000, we purchased a 20.0% interest in Korea Internet Holdings Corporation, a venture investment company, which also provides management consulting and business model development services. Korea Internet Holdings filed for insolvency on April 27, 2001 and upon its liquidation, Mirae obtained stakes in Internet related companies, as follows:

   [1.22%]  Linxtek Co.: A broadband network equipment provider

   [1.00%]  Sunwoo Information System: Barcode application solution provider

   [0.75%]  Telinker: Internet phone messaging service and solutions

   [0.93]   Digital Photo Corp.: Digital photo processing service

   [0.73]   YessWorld Corp.: Internet auction company

   [5.69%]  Seoul Venture Base Corp.: Venture consulting and incubating

   [1.33%]  Eon Group: Research and consulting

   [0.26%]  Camis: E-business solutions provider

   [0.79%]  Dabonet: PC program and electronic equipment provider

   Tele Free Corporation

   In March 2000, we purchased a 2.6% interest in Tele Free Corporation, a voice-over IP solution provider. We incorporated their service into Lycos Korea in May 2001 to offer free phone services over the Internet.

   Net thru Corporation

   In March 2000, we purchased a 19.7% interest in Net thru Corporation, a data mining solution provider. Net thru Corporation was founded by researchers at the Pohang Institute of Technology and develops innovative data mining solutions.

   Mirae On-Line Corporation

   In March 2000, we purchased a 79.9% interest in Mirae On-Line Corporation, which has been diluted to 64.78% after the issuance of additional shares. Mirae On-Line is a two-way satellite based data broadcasting service provider. Mirae On-Line launched its Internet broadband service in June 2000 and data broadcasting service in November 2000. The company has entered into several contracts with cable TV program providers for the delivery of their programming through Mirae On-Line's satellite services. As of December 31, 2001, Mirae On-Line generated revenues of (Won) 604 million and net losses of (Won) 6,773 million.

   Stream Box Korea Corporation

   In April 2000, we purchased a 5.2% interest in Stream Box Korea Corporation, a video streaming service provider specializing in media contents search. The company supplies Lycos Korea with video search and streaming solutions.

   Neobill Co., Ltd.

   In May 2000, we purchased a 15.7% interest in Neobill, which has been diluted to 4.4% after the disposal of common shares. Neobill builds an Internet payment and billing system. We intend to integrate this service into e-security solutions of SoftForum.

C. ORGANIZATIONAL STRUCTURE

   For a list of our significant subsidiaries, see "Item 10--Additional Information--Subsidiary Information".

D. PROPERTY, PLANT AND EQUIPMENT

   We set forth below a description of each of our facilities:

HEADQUARTERS AND THE FIRST FACTORY

   Our headquarters for corporate administration, research and development, and sales and marketing are located in Chun An city, Korea. These premises, which we own, consist of approximately 5,565 square meters of office space. Our handlers, lead frame magazines, and TFT-LCD handlers and testers are manufactured at this factory, which is adjacent to the headquarters building, aggregating approximately 3,387 square meters, which we own.

THE SECOND FACTORY

   SMD placement systems are manufactured at our 14,678 square meter factory in Chun An city. This factory, which we own, includes a 6,112 square meter annex, which was constructed to increase the production capacity of SMD placement systems in 2000.

OFFICE BUILDING FOR INTERNET VENTURE COMPANIES

   We acquired 17,838 square meters of space in a building in Seoul, Korea for use by our Internet venture companies. As of May 24, 2002, we sold our space in the building for (Won) 60,000 million to Pagoda Academy Co. The purpose of the divestiture was to organize management more effectively.

RESEARCH AND DEVELOPMENT CENTER

   In November 2001, we established a new 15,500 square meter building located in Hwasung city, Korea, which we utilize as a research center. Capital expenditures of approximately (Won) 15 billion were invested in connection with this research center.

   Our existing facilities have been adequate for our needs through the end of 2001. We believe that any additional space we may need in the future will be available on commercially reasonable terms.

BUNDANG RESEARCH CENTER

   Previously, we conducted research and development for mechatronics related technology and products at our 7,748 square meter facility in Bundang City. This office space has now been rented to tenants since we moved to the Mirae Research Center in Hwasung in November 2001.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

   The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. The Consolidated Financial Statements have been prepared in accordance with Korean GAAP, which differs in certain significant respects from U.S. GAAP. Notes 27 and 28 of Notes to Consolidated Financial Statements provide a description of the significant differences between Korean GAAP and U.S. GAAP as they relate to Mirae and provide a reconciliation to U.S. GAAP for operating income (loss), net income (loss) and shareholders' equity.

OVERVIEW

   We design and manufacture mechatronics machines, including the high-precision robotic parts and software that control these robotic parts, primarily for sale to the semiconductor manufacturing and PCB assembly industries. Our product line consists of semiconductor test handlers, their components and SMD placement systems. We spun out our TFT-LCD handler line as of August 2001.

   Our revenue structure has significantly changed since 2000. Historically, the vast majority of our revenues have been derived from the sales of semiconductor test handlers and their components. In 1998 and 1999, approximately 86% and 45%, respectively, of our sales were derived from the sales of semiconductor test handlers. However, in 2000 and 2001, only 29% and 27%, respectively, of our sales were derived from the sales of semiconductor test handlers, while 49% and 30%, respectively, of our sales were derived from the sales of SMD placement systems, which we began to sell and market in the second half of 1999.

   Historically, our sales have been concentrated among a small number of Korean customers. In 1999, we began to market our products internationally in pursuit of higher profit margins, and our global sales have gradually increased since 1998 until 2000. However, in 2001, our export sales decreased, especially in the United States, due to Quad System's bankruptcy. In 1999, 2000 and 2001, 35%, 41% and 18%, respectively, of our total sales were derived from export sales.

   Our sales and results of operations have depended in large part on the level of capital expenditures by semiconductor manufacturers, electronic manufacturers and PCB assemblers, which in turn depend on the current and anticipated market demand for semiconductors and products utilizing semiconductors and PCB assemblies.

   Demand for semiconductor devices and expenditures for related capital equipment is cyclical, and is dependent on levels of demand worldwide for computing and peripheral equipment, telecommunications devices and automotive and industrial components, as well as the production capacity of global semiconductor manufacturers. Historically, changes in production capacity in the semiconductor industry and in the demand for electronic systems have resulted in pronounced periodic declines in the level of semiconductor sales and significant fluctuations in prices and margins for semiconductor devices.

   The cyclical variations in the supply and demand of DRAM chips and the fluctuations in the electronic manufacturing industry have affected and will continue to affect our sales and results of operations. Our principal means of responding to this situation have been and will be as follows:

   o we adopted a concerted marketing and export strategy focused beyond our traditional Korean customer base;

   o we expanded our mechatronics product line to include SMD placement systems;

   o we implemented an early retirement program and downsized the number of our employees to 324 as of December 31, 2001 from 521 as of December 31, 2000;

   o we will concentrate our research and development on several projects, which will be on-going projects; and

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

A. OPERATING RESULTS

   Our sales revenue of (Won) 68,977 million in 2001 was a decrease of 52.8% from our sales revenue of (Won) 146,099 million in 2000, mainly due to the semiconductor industry downturn, which resulted in sales decreases of our semiconductor test handlers and SMD placement systems. Our sales had historically been derived principally from the sales of semiconductor test handlers until 1999. We began in the second half of 1999 to recognize sales revenue from the sale of SMD placement systems, which accounted for 48.8% and 30.4% of our total sales revenue in 2000 and 2001, respectively.

   The following table sets forth certain information regarding our financial performance for each of the years ended December 31, 1999, 2000 and 2001.

                                                 1999                       2000                       2001
                                       ----------------------     ----------------------     ----------------------
                                           (IN          (% OF         (IN          (% OF         (IN          (% OF
                                       MILLIONS OF      TOTAL     MILLIONS OF      TOTAL     MILLIONS OF      TOTAL
                                           WON)        SALES)         WON)        SALES)         WON)        SALES)
                                       -----------      -----     -----------      -----     -----------      -----

Sales..............................  (wan)45,681       100.0%    (wan)146,099     100.0%    (wan)68,977      100.0%
Semiconductor test handlers........       20,326        44.5%          43,754      29.9%         18,418       26.7%
SMD placement systems .............       14,298        31.2%          71,250      48.8%         20,992       30.4%
TFT-LCD handlers and testers.......        3,334         7.3%          11,166       7.6%          5,608        8.1%
Lead frame magazines...............        3,451         7.6%           4,733       3.3%             --        --
Security solutions.................        4,272         9.4%           9,501       6.5%         15,517       22.5%
Other..............................           --         --             5,695       3.9%          8,442       12.3%

                                                 1999                       2000                       2001
                                       ----------------------     ----------------------     ----------------------
                                           (IN          (% OF         (IN          (% OF         (IN          (% OF
                                       MILLIONS OF      TOTAL     MILLIONS OF      TOTAL     MILLIONS OF      TOTAL
                                           WON)        SALES)         WON)        SALES)         WON)        SALES)
                                       -----------      -----     -----------      -----     -----------      -----

Cost of sales......................       36,111        79.1%         111,377      76.2%         63,590       92.2%
Gross profit.......................        9,570        21.0%          34,722      23.8%          5,387        7.8%
Selling, general and
   administrative expenses.........       19,988        43.8%          27,223      18.6%         45,321       65.7%
Operating income (loss)............      (10,418)      (22.8)%          7,499       5.1%        (39,934)     (57.9)%
Other income.......................       14,603        32.0%          12,809       8.8%         11,020       16.0%
Other expense......................        9,601        21.0%          20,173      13.8%         54,945       79.7%
Income (loss) before income taxes
   and minority interest...........       (5,416)      (11.9)%            135       0.1%        (83,859)    (121.6)%
Income tax expense (benefit).......       (5,396)      (11.8)%         (3,602)     (2.5)%        14,234       20.6%
Net income (loss) before minority
   interest........................          (20)       (0.1)%          3,737       2.6%        (98,093)    (142.2)%
Minority interest in net loss
   (gain) of consolidated
   subsidiaries....................         (216)       (0.5)%            533       0.4%         (1,055)      (1.5)%
Net income (loss)..................         (236)       (0.5)%          4,270       2.9%        (99,148)    (143.7)%
                                          ======       =====           ======      ====         =======     ======

   Our gross margins have experienced, and may continue to experience, severe fluctuation and downward pressure as a result of a number of interrelated factors associated with the markets in which we operate.

   o We have diversified into SMD placement systems and successfully launched new models in the domestic market since the second half of 1999. As a result of the successful market introduction of new SMD placement systems, our earnings structure has been less vulnerable to the semiconductor sales cycle than it had been prior to 1999. However, because we applied price-discounting policies to such sales in order to penetrate the market, our gross profit margins on these products were not as high as the gross profit margins on our semiconductor test handlers.

   o We have invested (Won) 15.3 billion into 15 multimedia and Internet-related companies since 1999. We have strategically invested 71% of such amount, including indirect investments, into content and service related companies, which subsequently entered into exclusive or first-right contracts to provide content and services to Lycos Korea and SoftForum. Lycos Korea and SoftForum have successfully executed private placements and expanded their market shares during 2000 and 2001. Lycos Korea, a company for electronic commerce and portal sites on the Internet, incurred a net loss of (Won) 22,216 million and (Won) 27,904 million in 2000 and 2001, respectively, due largely to the slowdown in the Internet advertising market. SoftForum, a company for software-based securities solutions, earned a net profit of (Won) 2,020 million and (Won) 1,973 million in 2000 and 2001.

   o On December 18, 2000, Quad Systems Co., an OEM contractor of our SMD placement systems in North America and Europe, filed under Chapter 11 of the U.S. Bankruptcy Code. As a result, our sales to North America and Europe had ceased for approximately 12 months, from September 2000 to August 2001, until we had reestablished our distribution channel of SMD placement systems in North America and Europe.

   o Virtually all of our handler products are subject to life cycles which generally range from 18 to 24 months. During that time, the price of each product typically has declined as newer models with improved performance specifications replace it. If new products are not introduced on a regular basis to replace older models, our overall gross margins will experience downward pressure as the gross margins on the older model decline.

   o Our semiconductor test handlers and SMD placement systems come with a one-year product warranty. As we expense warranty costs as incurred rather than provide for estimated costs at the time of sale, recognition of warranty costs usually lags behind the sale of our products by approximately one year. Our domestic semiconductor test handler customers have historically focused on front-end manufacturing processes and do not have the facilities or expertise necessary to maintain and repair their back-end equipment. When they experience difficulties with one of our handler products, we have often provided complementary after-sales service even if the problem is not expressly covered by the terms of the product warranty. The costs incurred in providing these services are booked as product warranty expenses. We do not intend to provide similar non-warranty related services for which we receive no compensation in respect of our SMD placement systems.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

   Sales

   Sales revenue for the year ended December 31, 2001 decreased by (Won) 77,122 million, or 53%, to (Won) 68,977 million, compared to (Won) 146,099 million for the year ended December 31, 2000.

   Sales revenue derived from SMD placement systems sharply decreased by (Won) 50,289 million, or 71%, from (Won) 71,251 million in 2000 to (Won) 20,992 million in 2001. The decrease in sales of SMD placement systems was primarily the result of an economic recession that prevailed worldwide in 2001. The bankruptcy of Quad Systems Corporation, who had exclusive rights to sell our products to North America and Europe, partly contributed to the sales decrease in 2001. As a result of the bankruptcy of Quad, our sales of SMD placement systems to North America and Europe had actually been stopped for approximately 12 months, from September 2000 to August 2001, until we had reestablished our distribution channel of SMD placement systems in North America and Europe. Unit sales of SMD placement systems decreased from 368 in 2000 to 121 in 2001.

   Sales revenues derived from sales of semiconductor handlers and components also decreased by (Won) 25,336 million, or 58%, from (Won) 43,754 million in 2000, to (Won) 18,418 million in 2001, with unit sales decreasing from 138 to 56 over such periods. Revenues derived from sales of TFT-LCD handlers and testers decreased by (Won) 5,558 million, or 50%, from (Won) 11,166 million in 2000, to
(Won) 5,608 million in 2001. We spun out the TFT-LCD handlers and testers line as of August 2001.

   In addition, through the operations of our subsidiary, SoftForum, we recognized revenues of (Won) 15,517 million from sales of software-based securities solutions for on-line banking, trading and electronic commerce for the year ended December 31, 2001, compared to (Won) 9,501 million for the year ended December 31, 2000.

   The proportion of export sales revenues compared to total sales revenues decreased to 18% for the year ended December 31, 2001, from 40% for the year ended December 31, 2000.

   Cost of Sales

   The principal components of cost of sales are raw material costs, labor costs, depreciation expense, research and development costs and outsourced manufacturing fees. Cost of sales for the year ended December 31, 2001 was (Won) 63,590 million, which was 43% less than the cost of sales of (Won) 111,377 million for the year ended December 31, 2000.

   Gross Profit

   Gross profit decreased to (Won) 5,387 million for the year ended December 31, 2001 from (Won) 34,722 million for the year ended December 31, 2000. Gross profit ratio to sales decreased to 8% in 2001 from 24% in 2000. Unit fixed costs increase as sales volume decreases. Accordingly, our gross profit ratio to sales decreased as sales volume decreased.

   Moreover, since export prices are higher than domestic prices, our gross profit ratio to sales decreased as the proportion of exports, compared to 2000, decreased for the year ended December 31, 2001.

   Selling, General and Administrative Expenses

   Selling, general and administrative expenses increased by (Won) 18,098 million, or 66%, to (Won) 45,321 million in 2001, from (Won) 27,223 million in 2000.

   Selling, general and administrative expenses increased primarily as a result of (Won) 10,267 million of bad debts. We discounted (Won) 6,923 million of trade receivables in the process of collecting the receivables to advance the collection dates. In addition, we provided (Won) 3,344 million of bad debt allowance for doubtful trade receivables and expensed this provision as bad debts.

   Selling, general and administrative expenses also increased due to (Won) 5,294 million of product warranty costs, which had been classified as a cost of sales item through 2000. Effective January 1, 2001, product warranties expenditures incurred related to selling and administrative activities are classified as an item of selling, general and administrative expenses for a more appropriate financial statement presentation as the Company established a customer satisfaction division.

   In addition, salaries increased by (Won) 3,696 million, from (Won) 7,647 million in 2000 to (Won) 11,343 million in 2001, as a result of compensation payments to the employees who applied for the early retirement program. We executed an early retirement program with 5 months compensation payments on November 2001 for downsizing and successfully cut down employees to 324 as of December 31, 2001 from 521 as of December 31, 2000.

   The increase in selling, general and administrative expenses was offset in part by a (Won) 2,367 decrease in sales commissions, from (Won) 5,894 million in 2000 to (Won) 3,527 million in 2001, due to a decrease of sales volume in 2001.

   Operating Income

   Operating loss for the year ended December 31, 2001 was (Won) 39,934 million, which represented a decrease of (Won) 47,433 million from our operating income of (Won) 7,499 million for the year ended December 31, 2000. The decrease in operating income resulted primarily from the decrease in sales volume and increase in selling, general and administrative expenses in 2001, as compared to 2000.

   Other Income

   Other income consists primarily of interest income, gains on disposals and valuation of marketable securities, foreign exchange and translation gains, and miscellaneous income. Other income decreased by (Won) 1,789 million, or 14%, to
(Won) 11,020 million in 2001 from (Won) 12,809 million in 2000.

   Other income decreased primarily due to a (Won) 3,264 million decrease in interest income, from (Won) 6,548 million in 2000 to (Won) 3,284 million in 2001. The main reason for such decrease in interest income was the decrease in the net balance of interest bearing financial instruments and an interest rate decrease in 2001. Our net balance, net of short-term borrowings, of cash and cash equivalents, short-term financial instruments and interest-bearing marketable securities as of December 31, 1999, 2000 and 2001 were (Won) 33,229 million, (Won) 40,698 million and (Won) 26,055 million, respectively. The range of interest rates in 2000 was about 7 to 8% while the range of interest rates in 2001 was about 6 to 7%. Foreign exchange and translation gains also decreased by
(Won) 79 million, from (Won) 2,551 million in 2000 to (Won) 2,472 million in 2001.

   The decrease in other income was offset in part by a (Won) 571 million increase in gain on disposal and valuation of marketable securities.

   Other Expenses

   Other expenses for the year ended December 2001 consist primarily of valuation loss on inventories, impairment loss on investment securities, equity in losses of affiliates and impairment loss on deferred development costs. Other expenses increased by (Won) 34,772 million, from (Won) 20,173 million in 2000 to
(Won) 54,945 million in 2001.

   Inventories, especially finished products, were revalued down to net realizable value where applicable and (Won) 16,837 million of inventory valuation loss was accounted for as other expenses in 2001. The comparable amount in 2000 was (Won) 844 million. Investment securities were also revalued down to their net asset value and (Won) 8,718 million of impairment loss on investment securities was accounted for as other expenses in 2001.

   Equity in losses of affiliates increased by (Won) 6,013 million to (Won) 15,677 million in 2001 from 9,664 million in 2000. In 2001, several development projects were discontinued and related development costs of (Won) 4,429 million were written off as other expenses.

   Other expenses in 2001 also included (Won) 3,093 million of interest expense,
(Won) 3,739 million of provision for guarantees issued and (Won) 221 million of foreign currency exchange and translation losses.

   Income Taxes

   A full valuation allowance has been provided for the tax effect of temporary differences, net loss of consolidated subsidiaries, net operating loss carry-forwards and tax credit carry-forwards as of December 31, 2001 since we believe that the realization of the deferred tax assets is uncertain. As a result, although income taxes payable for the year ended December 31, 2001 were
(Won) 471 million, income tax expense for the year ended December 31, 2001 was
(Won) 14,234 million.

   Net Loss

   Net loss for the year ended December 31, 2001 was (Won) 99,148 million, which was (Won) 103,418 million less than 2000 when net income was (Won) 4,270 million.

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

   Sales revenues derived from sales of semiconductor handlers and components also increased by (Won) 23,428 million, or 115.3%, to (Won) 43,754 million for the year ended December 31, 2000, with unit sales increasing from 100 to 132. Revenues derived from sales of TFT-LCD handlers and testers increased by (Won) 7,832 million, or 235%, to (Won) 11,166 million for the year ended December 31, 2000.

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

   Selling, general and administrative expenses also increased due to a (Won) 1,480 million increase in depreciation, in connection with additions to our buildings, furniture and fixtures in recent years, and a (Won) 1,236 million increase in advertising expenses, from (Won) 1,449 million in 1999 to (Won) 2,685 million in 2000, in connection with our international efforts to market our semiconductor test handlers and components, SMD placement systems and TFT-LCD handlers and testers in the United States, Asia and Europe. Furthermore, salaries increased by (Won) 3,189 million, from (Won) 2,731 million in 1999 to
(Won) 5,920 million in 2000, as a result of general salary increases and the hiring of additional white collar employees to focus on general sales and marketing of our SMD placement systems and international sales of our semiconductor test handlers. In addition, as a result of our sales efforts on our software-based securities solutions for on-line banking, trading and electronic commerce through the operations of our subsidiary, SoftForum, our selling, general and administrative expenses increased by (Won) 1,830 million, from (Won) 841 million in 1999 to (Won) 2,671 million in 2000.

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

   Other income decreased primarily due to a (Won) 3,949 million decrease in interest income, from (Won) 10,497 million in 1999 to (Won) 6,548 million in 2000. The main reason for such decrease in interest income was the interest rate decrease in 2000 compared to 1999. The range of interest rates in 1999 was 8% to 20% while the average interest rate in 2000 was stable at around 7%. Moreover, we kept the proceeds from issuance of our ADSs in 2000 in foreign currency deposits which bore only 5 to 6% interest. Gain on disposal and valuation of marketable securities also decreased by (Won) 1,608 million, from (Won) 3,334 million in 1999 to (Won) 1,726 million in 2000. Our cash and cash equivalents, short-term financial instruments and interest-bearing marketable securities as of December 31, 1998, 1999 and 2000 were (Won) 89,640 million, (Won) 33,229 million and (Won) 44,198 million, respectively.

   The decrease in other income was offset in part by a (Won) 2,434 million increase in foreign exchange and translation gains.

   Other Expenses

   Other expenses consist primarily of interest expense, provision for accounts receivable that we anticipate there may be significant difficulty in collecting ("doubtful accounts") and equity in losses of affiliates. Other expenses increased by (Won) 10,572 million, from (Won) 9,601 million in 1999 to (Won) 20,173 million in 2000. Other expenses increased primarily due to an equity in losses of an affiliate, Lycos Korea, of (Won) 9,664 million for the year ended December 31, 2000.

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

U.S. GAAP RECONCILIATION

   Our Consolidated Financial Statements are prepared in accordance with Korean GAAP, which differs in certain significant respects from U.S. GAAP. The principal differences between Korean GAAP and U.S. GAAP as they relate to Mirae include:

   o research and development costs that meet specific conditions, such as new product development, technological feasibility, marketability and usefulness, are deferred and amortized over a period not to exceed 20 years under Korean GAAP, while such costs are expensed under U.S. GAAP (we have elected to defer and amortize such costs over five years for Korean GAAP purposes);

   o under Korean GAAP, a parent company is required to account for sales of stock by a subsidiary as an equity transaction to be included in capital surplus, while under U.S. GAAP, a parent company may elect income statement or equity transaction treatment, depending on certain criteria being met and so long as such election is applied consistently and on a prospective basis for all subsidiary stock transactions;

   o under Korean GAAP, depreciation for six months is recorded for any asset placed in service during the second half of the year in accordance with Korean tax law, while under U.S. GAAP, depreciation expenses start to accrue from the month the related assets are deployed into service;

   o under Korean GAAP, sales are recognized at the time products are delivered to customers while under U.S. GAAP, product sales are recognized upon final customer acceptance and passage of legal title;

   o under U.S. GAAP, the realization of deferred tax assets depends on an objectively verifiable estimate of future income which is commonly based on pretax accounting income (losses) of the current and immediate two preceding years. Under Korean GAAP, no such practice has evolved;

   o Korean GAAP permits the inclusion of product warranty expenditures as incurred in manufacturing costs, which are allocated between cost of sales and inventories. Under U.S. GAAP, warranty costs are accrued at the time of sale based on historical experience and expected future costs and recorded as cost of sales. In accordance with Korean GAAP, effective January 1, 2001, Mirae classifies product warranty expenditures incurred that are related to selling and administrative activities as an item of selling, general and administrative expenses for a more appropriate financial statement presentation, as we have established a customer satisfaction division;

   o Korean GAAP permits all entities to exclude the volatility factor in estimating the value of their stock options, which results in minimizing the measurement. Under U.S. GAAP, public entities are not permitted to exclude the volatility factor in estimating the value of their stock options. In addition, under U.S. GAAP, if the fair value of the modified option exceeds the value of the related old option, the entity recognizes additional compensation cost for the difference. Under Korean GAAP, no such practice has evolved;

   o under Korean GAAP, gain on disposal of investments in common stock of a subsidiary incurred from a transaction between the Company and its subsidiary's employees, which should be included in capital surplus, is measured based on the actual selling price and the carrying value of such investment. Under U.S. GAAP, however, if the actual selling price differs from the fair value of the investment, the difference between the fair value and the actual selling price should be recorded as an employee benefits expense; and

   o effective January 1, 2000, Korean GAAP was changed to require that minority interest in equity of consolidated subsidiaries be included in shareholders' equity. Under U.S. GAAP, minority interest is presented as a separate item from shareholders' equity.

   For a discussion of these and other significant differences between Korean GAAP and U.S. GAAP, see Notes 27 and 28 of Notes to Consolidated Financial Statements. For a discussion of the Company's blank check arrangements, see Note 21 of Notes to Consolidated Financial Statements.

   Sales, cost of sales, gross profit, operating expenses, operating loss, net income (loss) and shareholders' equity under U.S. GAAP as of and for the years ended December 31, 1999, 2000 and 2001 are as follows (in millions of Korean won):

                                       1999          2000          2001
                                   -----------  ------------   -----------
Sales...........................   (Won)51,358  (Won)143,643   (Won)69,827
Cost of sales...................       35,832       100,098        78,020
Gross profit (loss).............       15,526        43,545        (8,193)
Operating expenses..............       26,689        55,448        54,494
Operating loss..................      (11,163)      (11,903)      (62,687)
Net income (loss)...............         (117)        9,290       (84,811)
Shareholders' equity............      145,964       288,101       210,516

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

   Sales

   Sales revenue for the year ended December 31, 2001 decreased by (Won) 73,816 million, or 51%, to (Won) 69,827 million, compared to (Won) 143,643 million for the year ended December 31, 2000.

   Sales revenue derived from SMD placement systems sharply decreased by (Won) 50,258 million, or 71%, from (Won) 71,250 million in 2000 to (Won) 20,992 million in 2001. The decrease in sales of SMD placement systems was primarily the result of an economic recession that prevailed worldwide in 2001. The bankruptcy of Quad Systems Co., which had exclusive rights to sell our products in North America and Europe, partly contributed to the sales decrease in 2001. As a result of this bankruptcy, our sales of SMD placement systems to North America and Europe stopped for approximately a 12 month period, from September 2000 to August 2001, until we had reestablished our distribution channel for SMD placement systems in North America and Europe. Unit sales of SMD placement systems decreased from 368 in 2000 to 121 in 2001.

   Sales revenue derived from sales of semiconductor handlers and components also decreased by (Won) 23,781 million, or 55%, to (Won) 19,823 million for the year ended December 31, 2001. Sales revenue derived from sales of TFT-LCD handlers and testers decreased by (Won) 3,808 million, or 43%, to (Won) 5,053 million for the year ended December 31, 2001 as a result of our TFT-LCD handlers and testers line being spun out in August 2001.

   In addition, through the operations of our subsidiary, SoftForum, we recognized revenues of (Won) 15,517 million from sales of software-based securities solutions for on-line banking, trading and electronic commerce for the year ended December 31, 2001, compared to (Won) 9,501 million for the year ended December 31, 2000.

   The proportion of export sales revenue to total sales revenue decreased to 18% for the year ended December 31, 2001, from 41% for the year ended December 31, 2000.

   Cost of Sales

   The principal components of cost of sales under U.S. GAAP for the year ended December 31, 2001 are raw material costs, labor costs, depreciation expenses and outsourced manufacturing fees. Cost of sales for the year ended December 31, 2001 was (Won) 78,020 million, which were 22% less than the cost of sales of
(Won) 100,098 million for the year ended December 31, 2000, mainly due to the sales downtown in 2001. (Won) 16,837 million of inventory valuation loss was included in the cost of sales for the year ended December 31, 2001.

   Gross Profit (Loss)

   Negative margins for the year ended December 31, 2001 was (Won) 8,193 million, which was (Won) 51,738 million less than the gross profit of (Won) 43,545 million for the year ended December 31, 2000. The negative margins were primarily due to lower sales volume during this period. Unit fixed costs increase as sales volume decreases. Accordingly, our gross profit ratio to sales decreased as sales volume decreased.

   Moreover, since export prices are higher than domestic prices, our gross profit ratio to sales decreased as the proportion of exports to total sales decreased in 2001 from 2000 due to the significant downturn in the semiconductor and related industries. In addition, one of our major customers, Quad Systems Corporation, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code, which had a material effect on our export sales.

   Operating Expenses

   The principal components of our operating expenses under U.S. GAAP are selling, general and administrative expenses, sales commissions and research and development costs. Operating expenses decreased by (Won) 954 million, or 1.7%, to (Won) 54,494 million in 2001 from (Won) 55,448 million in 2000.

   Operating expenses for the year ended December 31, 2001 included (Won) 10,267 million of bad debts. We discounted (Won) 6,923 million of trade receivables in the process of collecting receivables to advance the collection dates and accounted for an additional (Won) 3,344 million of bad debt expense as an allowance for doubtful trade receivables.

   In addition, salaries increased by (Won) 3,696 million, from (Won) 7,647 million in 2000 to (Won) 11,343 million in 2001, as a result of compensation payments to employees who applied for early retirement. We initiated an early retirement program with five months' compensation payments in November 2001 for purposes of downsizing and successfully reduced the number of our employees to 324 as of December 31, 2001, from 521 as of December 31, 2000.

   The increase in operating expenses was offset in part by a (Won) 2,367 million decrease in sales commissions, from (Won) 5,894 million in 2000 to (Won) 3,527 million in 2001, due to a decrease in sales volume for 2001. Additionally, research and development costs for the year ended December 31, 2001 decreased by
(Won) 5,122 million, from 2000.

   Operating Loss

   As a result of the foregoing factors, operating losses increased to (Won) 62,687 million in 2001 from (Won) 11,903 million in 2000.

   Net Income

   For the year ended December 31, 2001, we had a net loss of (Won) 84,811 million under U.S. GAAP, compared to net income of (Won) 9,290 million for the year ended December 31, 2000.

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

   Cost of Sales

   The principal components of cost of sales under U.S. GAAP are raw material costs, labor costs, depreciation expense, product warranty costs, outsourced manufacturing fees and valuation loss on inventories. Cost of sales for the year ended December 31, 2000 was (Won) 100,098 million, which represented an increase of 179.4% over cost of sales of (Won) 35,832 million for the year ended December 31, 1999. The increase in cost of sales was primarily due to higher sales volume during the period.

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

   During March 2000, we sold 16,000 shares of common stock in SoftForum, our subsidiary, to SoftForum's employees at a price of (Won) 30,000 per share par value (Won) 5,000 per share). Then, on March 29, 2000, SoftForum issued and sold 46,000 additional shares at a price of (Won) 350,000 per share. As a result of such sale and issuance, we recognized (Won) 5,120 million of operating expenses as employee benefits.

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

TREND ANALYSIS OF U.S. GAAP WARRANTY COSTS

   Warranty costs based on U.S. GAAP were (Won) 688 million, (Won) 1,856 million and (Won) 674 million for the years ended December 31, 1999, 2000 and 2001, respectively. The relatively large warranty cost under U.S. GAAP for the year ended December 31, 2000, as compared to other periods, resulted from an increase in sales volume in 2000.

   Taxation

   We have benefited from, and may continue to benefit from, certain tax benefits as set forth below:

   o The Korean tax code provides for various special tax credits for expenses related to the development of technology and human resources and capital investments. In 1999 and 2000, we benefited by (Won) 114 million and (Won) 2,861 million, respectively, from such credits. However, we could not benefit from such tax credits in 2001 because we did not realize taxable income for this year. Such tax credits can be carried forward for a period of four to seven years from the date of accrual. As of December 31, 2001, we had (Won) 7,604 million in tax credit carry-forwards expiring between 2004 and the end of 2008.

   o SoftForum, one of our subsidiaries, received a special tax credit applicable to small- and medium-sized venture companies of (Won) 415 million, (Won) 362 million and (Won) 96 million, respectively, for the years ended December 31, 2001, 2000 and 1999. The special tax credit equals 50% of income taxes payable. SoftForum can benefit from this tax credit up to 2004.

   o Korean customs duty laws provide for the imposition of a general duty of 8% on certain equipment imported for use in the sector of the economy in which we operate. As a result, in the domestic market our semiconductor test handlers, SMD placement systems and TFT-LCD handlers and testers benefit from a competitive price advantage compared to similar products imported into Korea. Korean customs duty laws also provide for the imposition of a special duty of 18% on medium-speed general gantry type SMD placement systems with test times slower than 0.1 second per chip. This special duty had been applied until December 31, 2001, and further, has been imposed continuously thereafter. It is not known when it will expire.

B. LIQUIDITY AND CAPITAL RESOURCES

   We have traditionally met our working capital and capital requirements principally from cash provided by operations, while addressing the remainder of our requirements primarily through the issuance of common stock and short- and long-term borrowings.

   Net cash used in operating activities in 2001 was (Won) 11,957 million as compared to net cash used in operating activities of (Won) 62,537 million in 2000 and (Won) 21,020 million in 1999. The use of cash in 2000 from 1999 was primarily due to the increase in accounts receivable and inventories, which resulted from the market penetration of our new products, including SMD placement systems and TFT-LCD handlers and testers during the periods. We focused our efforts on collecting receivables and reducing inventories in 2001 and successfully decreased the level of trade receivables and inventories, net of bad debts and inventory valuation loss, by (Won) 19,317 million and (Won) 1,474 million, respectively. Despite these decreases, we realized net cash used instead of net cash provided, mainly due to our low sales revenue volume in 2001.

   Cash and cash equivalents, short-term financial instruments and marketable securities as of December 31, 2001, 2000 and 1999 were (Won) 81,485 million (23.2% of total assets), (Won) 44,198 million (11.7% of total assets) and (Won) 33,229 (18.3% of total assets), respectively. Short-term financial instruments are comprised of time deposits and financial instruments readily convertible into cash within one year. Marketable securities are primarily comprised of Korean debt unit trusts. The increase for the year ended December 31, 2000 was primarily due to the issuance of ADSs, which resulted in cash-inflows of (Won) 128,118 million. The increase for the year ended December 31, 2001 was primarily due to SoftForum's initial public offering on the KOSDAQ, which resulted in cash-inflows of (Won) 14,741 million.

   Cash provided by (used in) financing activities for the years ended December 31, 2001, 2000 and 1999 were (Won) 71,210 million, (Won) 147,436 million and
(Won) (14,365) million, respectively. Cash provided by financing activities in 2001 was mainly due to an increase in short-term borrowings by (Won) 55,330 million, as well as an increase of minority interest in equity of consolidated subsidiaries of (Won) 11,029 million and net cash inflows from the purchase and disposal of treasury stock of (Won) 17,448 million. In 2000, cash of (Won) 128,118 million was provided as a result of an issuance of 7,475,000 ADSs representing 14,950,000 shares of common stock at US$ 8.04 per share, or US$
16.08 per ADS.

   Our capital expenditures for the years ended December 31, 2001, 2000 and 1999 were (Won) 23,729 million, (Won) 70,545 million and (Won) 20,976 million, respectively. For the year ended December 31, 2001, we spent (Won) 23,729 million in connection with the construction of a research and development center in Hwasung and other equipment, most of which relates to this center. For the year ended December 31, 2000, we spent (Won) 70,545 million in connection with the purchase of an office building in Seoul and other equipment, most of which relates to such building in Seoul (i.e. repair and interior construction).

   As of December 31, 2001, we had credit lines with Korea Exchange Bank, Hana Bank, Shinhan Bank and Kookmin Bank, the limits of which were (Won) 41,250 million, (Won) 24,000 million, (Won) 20,000 million and (Won) 7,000 million, respectively. As of such date, the amount of these credit lines being used were
(Won) 39,205 million, (Won) 6,999 million, (Won) 2,226 million and (Won) 7,000 million, respectively. These lines of credit will expire within one year. However, we believe that such credit lines will be renewed. A certain portion of our land and buildings is pledged as collateral for the credit line with Korea Exchange Bank.

   Traditionally, the functional currency for our operations has been the Korean won. We believe that with overseas sales, our liquidity may be affected by exchange rate fluctuations. However, for the periods referred to above, there have been no material operating trends or effects on liquidity as a result of fluctuations in currency exchange rates.

   We had total outstanding trade accounts receivable of (Won) 36,409 million,
(Won) 65,098 million and (Won) 15,482 million as of December 31, 2001, 2000 and 1999, respectively. For the year ended December 31, 2001, we focused our efforts on collecting outstanding trade accounts receivables and, compared to as of December 31, 2000, successfully decreased the amount as of December 31, 2001. As of December 31, 2000, outstanding trade accounts receivable was sharply increased, compared to 1999, mainly due to the sales increase in SMD placement systems, which we only commenced the sale and marketing of since the second half of 1999. Additionally, since such time, we have provided our customers longer credit terms to enhance our ability to penetrate the market.

   We had inventories of (Won) 53,554 million, (Won) 71,864 million and (Won) 30,019 million as of December 31, 2001, 2000 and 1999, respectively. As of December 31, 2001, the inventories decrease of (Won) 18,310 million was mainly due to (Won) 16,837 of inventory valuation loss. The significant increase in inventories for the year ended December 31, 2000 was a result of the advance purchase of raw materials for the production of SMD placement systems and advance manufacturing of SMD placement systems in order to meet our projected customer demands on a timely basis.

   As of December 31, 2001, a lawsuit relating to payment of construction costs for a building, which we purchased in 2000, had been outstanding between the former building owner and his creditors. In connection with this, we made a payment of (Won) 6 billion to a court on behalf of the former building owner in order to protect our assets and recorded the payment as an advance payment.

   In the future, we may need to raise additional funds to develop new and enhanced products and to respond to competitive pressures. Such funds, if necessary, would be raised through additional equity or debt financing, credit facilities or disposal of properties, although no assurance can be given that we will be able to obtain such financing, facilities or disposals on satisfactory terms. We also plan for additional sales of stock in our subsidiaries in the near future as part of our business strategy.

   As our working capital and capital requirements are principally satisfied by cash provided by operations, circumstances affecting our operations will in turn affect our liquidity. Our operations may be detrimentally affected by several factors, including the highly cyclical nature of the electronics, semiconductor and semiconductor related industries, intense competition, economic downturn, especially in Korea, periodic industry downturn, loss of customers and the lack of success of future products or business lines. Any of these factors or a combination thereof could depress our sales revenue and overall profitability and thereby constrain our operating cash flow. Our sales revenue in 2001 experienced a 52.8% decrease from 2000; this was mainly due to a downturn in the semiconductor industry, which resulted in sales decreases of our semiconductor test handlers and SMD placement systems. For an in depth discussion of risks related to our operations see "Item 3 - Key Information - Risk Factors". For an in depth discussion of factors that have historically affected our operating results, see "Item 5 - Operating and Financial Review and Prospects - Operating Results".

   In accordance with common business practice in Korea, Mirae sometimes will provide performance guarantees on its or third parties' behalf. Collection by the secured party on a guarantee could affect Mirae's liquidity.

   Mirae has provided collateral to Seoul Guarantee Insurance Company ("Seoul Guarantee") guaranteeing the performance of certain of Mirae's significant customers for their timely delivery of goods and satisfaction of their warranty obligations. In the event Seoul Guarantee collects on Mirae's guarantees, our maximum liability is (Won) 1,000 million. Mirae has also provided a promissory note to a significant customer guaranteeing Mirae's performance on a contract. In the event Mirae fails to satisfy its contractual obligations, the customer could utilize the guarantee to cover its resultant losses. Mirae's management does not presently anticipate the Company incurring any losses as a result of any of the above guarantees.

   The Company has provided a (Won) 10 billion promissory note to Korea Exchange Bank as collateral for repayment of short-term borrowings, in accordance with common business practice in Korea. In the event Mirae fails to repay its short-term borrowings from Korea Exchange Bank, the bank could utilize the note. Mirae's management does not presently anticipate the Company incurring any such loss.

   The Company has provided Mirae Online, Ltd., one of its consolidated subsidiaries, with a guarantee in the amount of (Won) 11 billion and U.S.$ 700,000 for Mirae Online's short-term borrowings. In connection with the subsidiary's obligations subsequent to 2001, estimated losses Mirae will incur for payments to be made on behalf of Mirae Online were recorded in the amount of
(Won) 3,739 million at December 31, 2001, as a provision of guarantees issued.

   The Company also provides its employee association with guarantees totaling
(Won) 1,056 million for their purchases of Mirae common stock.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

RESEARCH AND DEVELOPMENT

   The semiconductor equipment industry is subject to rapid technological change. We believe that continued and timely development and introduction of new and enhanced products is essential for us to maintain our competitive position.

   Mirae's research and product development activities focus on developing new generations of mechatronics equipment and software, and on advancing our core competencies and current system features relating primarily to accuracy, reliability and flexibility. Research and development for mechatronics products is principally undertaken at the Mirae Research Center in Bundang city, where we concentrate on product development and technology advancements. At our head office in Chun An city, we employ additional engineers whose primary responsibility is application engineering, including customization of our mechatronics products based on specific customer requirements and investigation of new manufacturing processes and materials. Lycos Korea and SoftForum independently undertake research and development activities at their respective facilities in Seoul. As we develop most of our essential technology in-house, we do not license outside technology and, consequently, are not obligated to pay royalty fees. As of December 31, 2001, we employed 97 research engineers, 9 of whom hold doctorates and 45 of whom hold master's degrees. One of the main reasons for the reduced number of employees is the restructuring of the Company through the early retirement program and voluntary out-placement.

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

   Mirae has strategic relationships with Seoul National University and Korea Advanced Institute of Science and Technology, conducting joint product development projects and testing activities. In return for the developmental assistance provided by both of these organizations, Mirae pays associated research fees. Patents granted and other intellectual property developed as a result of these relationships are held solely by Mirae. These collaborative efforts have resulted in the development of a number of software solutions and products, including linear motor design software and its control technology (which we developed with Seoul National University) and PCB assembly support software for SMD placement systems (which we developed with Korea Advanced Institute of Science and Technology). Six months are typically required to produce a prototype from product design to sample engineering. We believe our product development times may contribute to our ability to maintain our competitive position in the global marketplace. If product cycles become shorter due, for instance, to the rapid pace of technological advancements, we believe that our research and development capabilities may help us maintain our competitive position in the marketplace.

   Historically, we have placed high strategic importance on fostering our research and development expertise. As a result, our aggregate research and development expenditures for the three years ended December 31, 1999, 2000 and 2001 amounted to (Won) 17.0 billion, (Won) 20.8 billion and (Won) 16.0 billion, respectively. Over the next several years, we plan to direct up to 15% of our sales to research and development expenditures, though this percentage may vary depending upon our financial results in any given year.

INTELLECTUAL PROPERTY

   We generally rely upon patent, copyright, trademark and trade secret laws to protect and maintain our proprietary rights for our technology and products. We have filed for and/or obtained numerous Korean and international patents relating to various aspects of our handlers, SMD placement systems and TFT-LCD handlers and testers, after assessing the patent rights of our competitors in and outside of Korea. We expect to file additional patent applications as we deem appropriate to protect our technology and products. As of December 31, 2001 we held 142 domestic patents with expiration dates between May 2007 and May 2020, as well as eight overseas patents in the United States, both with expiration dates of February 2018, 14 patents in Japan, with expiration dates between February 2016 and September 2018, and five patents in Taiwan, with an expiration date of March 2018. We have 275 domestic patents pending and 253 overseas patents pending in the United States, Japan, Germany, Taiwan, Italy, Singapore and Malaysia. In Korea, we also hold 69 registered utility models, 36 registrations of designs and 30 registered trademarks. We cannot be sure that our patent applications will result in the issuance of patents, or that any issued patents will provide commercially significant protection to our technology.

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

D. TREND INFORMATION

   See "Item 5--Operating and Financial Review and Prospects--Operating
Results".

E. CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

   Our consolidated financial statements are prepared in accordance with accounting principles that are generally accepted in Korea ("Korean GAAP"). The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management continually evaluates our estimates and judgments including those related to allowances for doubtful accounts, inventories, useful lives of property and equipment, investments, employee stock option compensation plans and income taxes. Management bases their estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that of our significant accounting policies, the following may involve a higher degree of judgment or complexity:

   Allowances for Doubtful Accounts

   An allowance for doubtful accounts is provided based on a review of the status of individual receivable accounts at end of the year. We maintain allowances for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based on past experience and taking into account current collection trends that are expected to continue. If economic or specific industry trends worsen beyond our estimates, we increase our allowances for doubtful accounts by recording additional expense.

   Inventories

   Inventories are stated at the lower of cost, determined using the weighted average method, or net realizable value. Inventories consist of raw materials, finished goods and other materials for semi-conductor equipment.

   Estimated Useful Lives of Property and Equipment

   We estimate the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated, or in a different form than anticipated, the useful lives assigned to certain assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset. We review these types of assets for impairment annually or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairments, we use cash flows that take into account management's estimates of future operations.

   The cost of maintenance and repairs is charged to operations as incurred; expenditures which extend the useful life of the asset or result in increased future economic benefits, such as increase in capacity and improvement in the quality of output or standard of performance, are capitalized. When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the current operations.

   Investments

   Investment securities of non-consolidated affiliated companies, in which we have a 20% or more ownership interest, are stated using the equity method of accounting, whereby our initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect our share of income or loss of the investee and dividends received therefrom. Our share in net losses of its affiliates are reflected only to the extent of its investment carrying amount.

   Other investments in equity securities of listed companies are stated at fair value and the net unrealized gain or loss on investments in equity securities of listed companies is recorded as a capital adjustment. Other investments in equity securities of non-listed companies are stated at acquisition cost. If the fair value (or the net asset value for non-listed companies) of the investments declines significantly below the acquisition cost and is not expected to recover, such investments are carried at fair value (or net asset value) and the resulting unrealized loss on investments is charged to current operations.

   Employee Stock Option Compensation Plan

   We adopted the fair value based method of accounting for the employee stock option compensation plan, which was established, effective as of March 25, 2000, in order to reward the performance of individual officers and other employees who have contributed, or have the ability to contribute, significantly to us. Under the fair value based method, compensation cost is measured at the grant date, based on the value of the award, and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, the expected dividends, and a risk-free interest rate over the expected life of the option. However, as permitted under Korean GAAP, we exclude the volatility factor in estimating the value of its stock options, which results in measurement at minimum value. The total compensation cost at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the expected life of the option, dividends on the stock, or the risk-free interest rate.

   Income Taxes

   Current tax expense is determined based on taxable income for the year, computed using prevailing tax rates.

   Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized for deductible temporary differences to the extent that it is probable that taxable income will be available in future periods against which the deductible temporary differences can be utilized.

   Deferred tax is calculated at the tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the statement of income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also charged or credited directly to equity.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

   As of December 31, 2001, our Board of Directors consisted of seven Directors. On March 2002, one Director retired. Our current Board of Directors consists of six Directors, two of whom are independent (or "outside") non-executive Directors. One new director was inaugurated as of March 26, 2002. The functions and duties conferred on the Board of Directors include:

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

   In February 1998, in order to enhance the transparency of the management of companies listed on the Korea Stock Exchange and to provide increased investor protection, the Korea Stock Exchange enacted a regulation requiring all listed companies to appoint the greater of (a) one outside Director and (b) one-fourth (1/4) or more of the total number of Directors, as outside Directors. If a listed company fails to comply with this requirement its common stock may be de-listed from the Korea Stock Exchange. Pursuant to amendments promulgated on January 21, 2000 to the Korean Securities and Exchange Act of 1962, as amended ("Korean Securities and Exchange Act"), certain companies listed on the Korea Stock Exchange, to be designated by a Presidential Decree, will be required to appoint one-half (1/2) or more, but in any event, no fewer than three, of the total number of Directors as outside Directors. Because the Presidential Decree has not yet been issued, we do not know whether we will be required to appoint additional outside Directors. There are no family relationships among the Directors or senior managers of Mirae.

DIRECTORS

   The following table provides certain information about the members of our Board of Directors as of December 31, 2001 and June 21, 2002.

                                   YEAR
         NAME             AGE    APPOINTED             POSITION HELD
         ----             ---   -----------            -------------

Dae Hoon Chang            52       2001     Chief Executive Officer and
                                            Chairman of the Board of Directors.

Soon Do Kwon              43       1999     Director, Chief Accounting Officer
                                            and Chief Financial Officer.

Soon Seok Jung            46       2002     Director and Member of audit
                                            committee.

Kwang Hyung Lee           46       1999     Outside Director.

                                   YEAR
         NAME             AGE    APPOINTED             POSITION HELD
         ----             ---   -----------            -------------

Hyun Kyo Jung             46       1999     Outside Director.

Moon Soul Chung           62       1990     Former President, Chief Executive
                                            Officer, Chairman of the Board of
                                            Directors and Representative
                                            Director (resigned on January 3,
                                            2001).

Jung Kyu Baek             51       1990     Former Representative Director and
                                            Senior Executive Vice President of
                                            Operations (resigned on January 3,
                                            2001).

Kwangil Koh               44       1998     Former Executive Vice President of
                                            SMD Placement Systems Division,
                                            Head of Mirae Research Center and
                                            Director (resigned on March 22 ,
                                            2002).

Kook Jung Kwon            59       2000     Former Director (resigned on March
                                            26, 2002).

Ho Gun Lee                60       2000     Former Outside Director (resigned
                                            on March 26, 2002).

   The principal occupation, employment and education histories of the members of our Board are as follows:

   Dae Hoon Chang joined Mirae in 1999 as Senior Executive Vice President and was appointed as a Director in October 1999. He is currently the Chief Executive Officer and Chairman of the Board of Directors (elected on January 4, 2001). Prior to joining Mirae, Mr. Chang was General Manager for Teradyne Korea Co. from 1988 to 1996. Mr. Chang also worked at Korea Semiconductor Co. from 1975 to 1978 in various positions, including as a test engineer, and at LG Semicon Co., as a general manager. Mr. Chang received a B.S. in Electrical Engineering from Korea University. Mr. Chang is currently also a Director at AIO Microservice Inc., Testech Co. and Lycos Korea.

   Soon Do Kwon joined the Company as Chief Accounting Officer and Chief Financial Officer in 1999 and was elected as a Director in March 2000. He was employed at Ssangyong Oil and Refinery Co. from 1982 to 1999, during which time he held various positions, including serving as an internal auditor. Mr. Kwon received a B.B.A. from Korea University. Mr. Kwon is the Representative Director of Mobile Game Co., Ltd., one of Mirae's new subsidiaries.

   Soon Seok Jung joined Mirae as a Director and audit committee member on March 22, 2002. He was employed as the Branch General Manager of Kyobo Securities Co., Ltd. from September, 1999 to March, 2002. He received a B.B.A from Seoul

National University in Business Administration.

   Kwang Hyung Lee was elected as an outside Director in 1999. He is a professor at Korea Advanced Institute of Science and Technology. Mr. Lee received a B.S. in Industrial Engineering from Seoul National University and a Ph.D from Institut National Sciences Appliques de Lyon in Computer Science.

   Hyun Kyo Jung was elected as an outside Director in October 1999. He is a professor at Seoul National University. Mr. Jung received a B.E., M.E. and Ph.D from Seoul National University in Electrical Engineering.

   Moon Soul Chung is the founder of Mirae and served as President since its inception in 1983 and as Chief Executive Officer, Chairman of the Board of Directors and Representative Director since its incorporation in 1990. He received a B.A. in Religious Philosophy from Wonkwang University. Mr. Chung resigned on January 3, 2001.

   Jung Kyu Baek joined Mirae in 1983 as a Section Chief and was appointed Senior Executive Vice President of Operations in 1997 and was elected Representative Director in 1999. Before joining Mirae, Mr. Baek worked at Jeongbong Precision Co. from 1974 to 1980 in various positions including mechanical engineer, and also worked at Kukje Jeon Gwang Sa Co. as an engineer. Mr. Baek graduated from Jeonju Technical High School. Mr. Baek resigned on January 3, 2001.

   Kwangil Koh joined Mirae in 1997 as Executive Vice President and Head of Mirae Research Center, and was elected as a Director in 1998. Prior to joining Mirae, Mr. Koh worked at LG Industrial Electronics Co. from 1989 to 1997 in various positions including research and development manager. Mr. Koh also worked at Goldstar Co. Research Institution from 1983 to 1985 as a researcher, and at Korea Electronic and Communication Research Institute from 1982 to 1983 as a researcher. Mr. Koh received a B.S. and M.S. in Electrical Engineering from Seoul National University and a Ph.D. from University of Pittsburgh. Mr. Koh resigned on March 22, 2002.

   Kook Jung Kwon was elected as a Director in March 2000. Mr. Kwon has served as Mirae's auditor since March 1997. Mr. Kwon is a certified public accountant. Mr. Kwon received his B.B.A. from Chun Buk University. Mr. Kwon resigned on March 26, 2002.

   Ho Gun Lee was elected as an outside Director in March 2000 and was a member of Mirae's audit committee. He is the Chief Executive Officer of BC Card Corporation. Mr. Lee received his L.L.B. from Seoul National University and M.S. from Kyunghee University in Tax Management. Mr. Lee resigned on March 22, 2002.

SENIOR MANAGERS

   The following table sets forth the age and position held by the senior managers of Mirae as of the date of this annual report.

                                   YEAR
         NAME             AGE    APPOINTED             POSITION HELD
         ----             ---    ---------             -------------

Hyung Hyun Lee            53       2001     Chief Executive Officer of Mirae
                                            America Inc.

Han Chul Shin             48       1997     Executive Vice President of Sales
                                            and Research.

Tae Soo Kim               54       2001     Vice President.

Yoon Hee Bae              50       1997     Managing Director of Customer
                                            Service.

Hee Rak Beom              42       1997     Director of R&D.

Heung Sun Hwang           43       2001     Managing Director of Production.

Hyun Tae Kyeong           39       2001     Director of R&D.

Ji Hyun Hwang             39       2001     Director of Linear Motor
                                            Development.

Yun Hyung Lee             38       2001     Director of R&D Center.

Ki Soo Jin                45       2001     Director of Vision Development Team.

   The principal occupation, employment and education histories of the senior managers are as follows:

   Hyung Hyun Lee joined Mirae in 2000 as president of Mirae America Inc. Mr. Lee worked for Kumsung (current LG) Electricity and Terradyne, Schlumberger as a general manager and president respectively. Mr. Lee received a M.S. in Electronics & Electricity from KAIST (Korea Advanced Institute of Science & Technology).

   Han Chul Shin joined Mirae in 1997 as Executive Vice President. Before joining Mirae, Mr. Shin worked at Teradyne Korea Co. from 1985 to 1997 as a Director. From 1979 to 1985 Mr. Shin served as Section Chief at Samsung Semiconductor Co. Mr. Shin received a B.S. in Electrical Engineering from Hanyang University.

   Tae Soo Kim joined Mirae in 2001 as a Vice President and Director of Linear Motor. Prior to joining Mirae, Mr. Kim worked for IPS and also Gigatron Inc. as president. Mr. Kim received a B.E in Electronics Engineering from Korea University.

   Yoon Hee Bae joined Mirae in 1997 as Managing Director of Production. Before joining Mirae, Mr. Bae worked at AMK Co. from 1994 to 1997 as a Director. From 1987 to 1994 Mr. Bae served as a general manager at LTX Korea Co.

   Hee Rak Beom joined Mirae in 1997 as Director of R&D. Prior to joining Mirae, Mr. Beom worked at LG Electronics Co. R&D Center and at the R&D Center of LG Industrial Systems Co. as a general manager. Mr. Beom received a Ph.D in

Mechanics from KAIST (Korea Advanced Institute of Science & Technology).

   Heung Sun Hwang joined Mirae in 2000 as a Director of the Production Team. Prior to joining Mirae, Mr. Hwang worked for Samsung Electronics and Samsung Techwin as a Unit Leader. Mr. Hwang graduated from Hongsung College.

   Hyun Tae Kyeong joined Mirae in 1997. Mr. Kyeong's current position is Vice Executive Director of R&D. Mr. Kyeong worked for LG Industrial Electronics Co. as a head of research. Mr. Kyeong received a M.S. in Applied Mechanics from Yonsei University.

   Ji Hyun Hwang joined Mirae in 1998. Mr. Hwang's current position is Director of Linear Motor. Mr. Hwang worked for LG Industrial Electronics. Mr. Hwang received a M.S. in Precision Machinery Engineering from Hang Yang University.

   Yun Hyung Lee joined Mirae in 1997. Mr. Lee's current position is Director of R&D Center. Mr. Lee worked for LG Industrial Systems Co., Ltd. Mr. Lee received a M.S. in Mechanical Engineering from Hongik University.

   Ki Soo Jin joined Mirae as a researcher. Mr. Jin's current position is Director and Team Leader of Vision Development. Prior to joining Mirae, Mr. Jin worked for LG Industrial Electronics. Mr. Jin received a M.S. in Electrical Engineering in Yeonse University.

B. COMPENSATION

DIRECTORS' AND SENIOR MANAGERS' COMPENSATION

   We pay our Directors salaries and bonuses as determined by shareholder resolutions. For the year ended December 31, 2001, the aggregate compensation (salaries, bonuses and allowances) paid and accrued to all Directors and senior managers was approximately (Won) 490 million and the aggregate amount set aside for all Directors and senior managers for pension, retirement and similar benefits in kind was approximately (Won) 934 million. The foregoing amounts do not include amounts expended by us for automobiles made available to our Directors and senior managers, expenses reimbursed to Directors and senior managers (including business travel expenses and professional and business association dues and expenses) and other benefits commonly reimbursed or paid by companies in Korea.

STOCK OPTIONS GRANTED TO EMPLOYEES, DIRECTORS AND SENIOR MANAGERS

   On March 22, 2001, in accordance with the approval of our shareholders, Mirae granted stock options to our employees, representing 2,480,000 common shares of the Company, at an exercise price of (Won) 1,780 per share, which shall become exercisable on March 24, 2004. There was no purchase price for the stock options and all of the options expire on March 23, 2009. When the length of employment is less than two years after the grant of stock options, the Company may cancel the stock options awarded. Upon exercise of stock options, in accordance with the sole discretion of the Board of Directors, the Company may (i) grant newly issued common stock, (ii) grant treasury stock or (iii) grant the net difference in exercise price and market price with either cash or treasury stock.

   As described in Note 2(t) of the Notes to Consolidated Financial Statements, the Company adopted the fair value based method of accounting for the stock option compensation plan, in which fair value is determined using the Black-Scholes option-pricing model, without considering a volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. Under these accounting policies, compensation cost is measured at (Won) 2,243 million and is recognized over a two year service period. Such compensation cost for the year ended December 31, 2001 of (Won) 579 million was recognized.

LIST OF STOCK OPTION AWARDS TO DIRECTORS, SENIOR MANAGERS AND CERTAIN OTHER EMPLOYEES

      NAME                                         STOCK OPTIONS*
      -----------------------------------------    --------------
      Dae Hoon Chang ..........................       200,000
      Soon Do Kwon ............................       100,000
      Kwang Hyung Lee .........................        15,000
      Hyun Kyo Jung ...........................        15,000
      Kwangil Koh .............................       100,000
      Kook Jung Kwon ..........................        50,000
      Ho Gun Lee ..............................        15,000
      Hyung Hyun Lee ..........................        50,000
      Han Chul Shin ...........................       100,000
      Yoon Hee Bae ............................        80,000
      Hee Rak Beom ............................        50,000
      Heung Sun Hwang .........................        80,000
      Hyun Tae Kyung ..........................        50,000
      Ji Hyun Hwang ...........................        50,000
      Yun Hyung Lee ...........................        50,000
      Ki Soo Jin ..............................        50,000
      Byang Sung Lee ..........................         5,000
      Chul Ho Ham .............................        20,000
      Dong Ho Lee .............................        20,000
      Gun Hong Yang ...........................        20,000
      Jae Myong Song ..........................        20,000
      Je Il Lee ...............................        20,000
      Kee Soo Jin .............................        50,000
      Ki Hoon Chung ...........................         5,000
      Sung Tae Kwon ...........................        20,000
      Robert Laurent ..........................        20,000
      Myung Hyun Park .........................        50,000
      Sang Do Byun ............................        20,000
      Seong Bong Kim ..........................         5,000
      Sook Rae Cho ............................        20,000
      Suk Joo Ko ..............................        20,000
      Sung Tae Kwon ...........................        20,000
      Yo Hwan Kim .............................        20,000
      Yong Seong Park ........................         20,000

----------
*  all stock options are for our common shares.

C. BOARD PRACTICE

AUDIT AND OTHER COMMITTEES

   Pursuant to the rules of The Nasdaq National Market, our Board of Directors established an Audit Committee in November 1999 to review Mirae's financial reporting, administrative systems and internal control systems and structure. The Audit Committee also reviews Mirae's policies relating to the avoidance of conflicts of interest. Our Audit Committee members were Mr. Kook Jung Kwon (who resigned on March 26, 2002), Mr. Kwang Hyung Lee, Mr. Hyun Kyo Jung and Mr. Ho Gun Lee (who resigned on March 26, 2002). Pursuant to an amendment to the Korean Commercial Code, effective as of December 31, 1999, certain companies may establish an Audit Committee in lieu of a statutory auditor. In addition, pursuant to the January 2000 amendments to the Korean Securities and Exchange Act, certain companies listed on the Korea Stock Exchange, which will be designated by Presidential Decree, will be required to establish an Audit Committee. In each case, the Audit Committee must consist of three or more members, two-thirds or more being outside Directors.

EXPIRATION OF CURRENT DIRECTORSHIP TERMS

   The following table sets forth the dates of expiration of the directorship terms of our current Directors.

      NAME                                              DATE
      -----------------------------------------   ---------------
      Dae Hoon Chang ..........................   October 5, 2005
      Soon Do Kwon ............................    March 25, 2003
      Soon Seok Jung ..........................    March 25, 2005
      Kwang Hyung Lee .........................    March 25, 2005
      Hyun Kyo Jung ...........................   October 5, 2005

D. EMPLOYEES

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

   The following table sets forth the number of our employees by department as of December 31, 2001.

                                                   NUMBER OF EMPLOYEES
                                                   -------------------

      Management & Administration...............           141
      Research & Development....................            97
      Manufacturing.............................            54
      Sales & Marketing.........................            32
      Total.....................................           324

E. SHARE OWNERSHIP

   The following table sets forth the ownership of our common shares by our Directors and senior managers:

                                          NUMBER OF SHARES       PERCENTAGE
                                               ISSUED            SHAREHOLDER
      SHAREHOLDER                          AND OUTSTANDING      OWNERSHIP(2)
      -----------                         ----------------      ------------
      Dae-Hoon Chang*.................              --              --
      Yun Hyung Lee*..................              --              --
      Kee-Soo Jin*....................              --              --
      Kwangill Koh*...................              --              --
      Soon-Do Kwon*...................              --              --
      Moon Soul Chung.................      20,632,462(1)           16.54%

----------
(1) Mr. Chung resigned as of January 3, 2001. These numbers includes 18,604,414 (14.92%) held by Moon Soul Chung, 1,453,392 (1.17%) held by Boon Soon Yang
    (wife), 229,847 (0.18%) held by Eun Kyoung Chung (daughter), 114,803 (0.09%)
    held by Eun Hee Chung (daughter), 114,803 (0.09%) held by Jin Man Chung
    (son) and 115,203 (0.09%) held by Ki Won Chung (son) (collectively, the "Chung Family").

(2) Includes the 1,634,000 shares of stock held in treasury by the Company.

*   Beneficially owns less than one percent of our common shares.

   For information regarding ownership of stock options to acquire our common shares which are held by our Directors and senior managers, please refer to "--Compensation--Stock Options Granted to Employees, Directors and Senior Managers".

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

   To the best of our knowledge, our only major shareholder (i.e., shareholder beneficially owning five percent (5%) or more of our common shares) is Mr. Moon Soul Chung, our former Chairman of the Board and Chief Executive Officer who resigned on January 3, 2001. For a description of Mr. Chung's shareholdings, please see "Item 6--Directors, Senior Management and Employees--Share Ownership".

B. RELATED PARTY TRANSACTIONS

o On August 1, 2001, for the purpose of downsizing, the Company transferred its LCD division with total assets of (Won) 1,445 million and total liabilities of (Won) 620 million to DE&T Co., Ltd., an affiliated company, for (Won) 825 million. The transfer prices were determined by fair value after an evaluation.

o In May 1999, Mirae agreed to provide Lycos Korea, an affiliated company, with a loan of up to (Won) 6.25 billion pursuant to the Joint Venture Agreement between Mirae and Lycos, Inc. which established Lycos Korea. The maturity date of this loan is May 28, 2019 and the interest rate is the overdraft interest rate prescribed by Korean law (11% in 2001).

o Lycos Korea currently leases office space from Mirae. In connection with such lease, Lycos Korea provided Mirae with a guarantee deposit of (Won) 4,000 million in December 2000; however, the guarantee deposit was waived as of October 2001. Prior to providing the guarantee deposit in 2000, Lycos Korea paid monthly rental fees to Mirae totaling (Won) 113 million in 2000. After waiving the guarantee deposit in 2001, Lycos Korea paid monthly rental fees to Mirae amounting to (Won) 130 million.

o SoftForum, an affiliated company, currently leases office space from Mirae. In connection with this lease, a condition of payment was for SoftForum to provide Mirae with a guarantee deposit of (Won) 4,500 million in October 2000. Prior to providing the guarantee deposit, SoftForum paid monthly rental fees of (Won) 35 million in 2000. This condition is still valid.

o Mirae Online Co., Ltd. ("MOL"), an affiliated company, currently leases office space from Mirae. In connection with this lease, MOL provided Mirae with a guarantee deposit of (Won) 491 million in June 2000 along with monthly rental fees of (Won) 64.6 million and (Won) 120 million in 2000 and 2001, respectively.

o The Company has provided MOL with a guarantee in the amount of (Won) 11 billion and U.S.$ 700,000 for MOL's short-term borrowings. In connection with the subsidiary's obligations subsequent to 2001, estimated losses Mirea will incur for payments to be made on behalf of MOL were recorded in the amount of
   (Won) 3,739 million at December 31, 2001, as a provision of guarantees issued.

o The Company provides its employee association with guarantees totaling (Won) 1,056 million for their purchases of Mirae common stock.

We believe that each of the above transactions was made on substantially identical terms as would have been made with non-related parties. We also believe that these transactions carry no material special risks or contingencies for the Company.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

   See page F-1 to F-52 following Item 19.

LEGAL PROCEEDINGS

   Our exclusive distributor for SMD placement systems in North America, South America, Europe, Africa and Israel, Quad Systems Corporation ("Quad"), has recently concluded its proceedings under Chapter 11 of the U.S. Bankruptcy Code before the Federal Bankruptcy Court for the Eastern District of Pennsylvania. As a major creditor of Quad, our long-term loan to Quad in the amount of (Won) 5,066 million was fully reserved as an allowance for doubtful accounts upon the conclusion of these proceedings.

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

   B. SIGNIFICANT CHANGES

   None.

ITEM 9. THE OFFER AND LISTING

   Not Applicable, except for Item 9A.4 and Item 9C.

   Shares of our common stock are traded in Korea on the Korea Stock Exchange. Our American Depositary Shares (ADSs) are listed on The Nasdaq National Market under the symbol "MRAE".

   Each ADS represents two shares of our common stock. ADRs evidencing ADSs are issued by The Bank of New York as Depositary.

   The table below shows the high and low closing prices (in won and dollars, as applicable) of trading activity on the Korea Stock Exchange for our common stock since 1997 and on The Nasdaq National Market for our ADSs since November 17, 1999. With respect to our common stock, the share prices and average daily trading volume have been adjusted to reflect a 50-for-one stock split effected on March 2, 1998.

                               (KSE figures in won, NASDAQ figures in US$)

          YEAR                       KSE                       NASDAQ
 ----------------------    --------------------          --------------------
                            HIGH           LOW            HIGH           LOW
                           ------         -----          ------        ------
2001                        2,840           740           3.625         1.37
2000                       11,300         1,260          23.00          1.063
1999                       11,300         3,050          16.75         15.00
1998                        6,940         1,840
1997                        4,860         1,880

    YEAR       QUARTER               KSE                       NASDAQ
 -----------   -------     --------------------          --------------------
                             HIGH           LOW          HIGH           LOW
                           ------         -----          ------        ------
2001              1         2,580         1,260           3.625         1.875
                  2         1,970         1,595           2.98          2.125
                  3         1,665           740           2.45          1.37
                  4         2,840           880           3.09          1.4
2000              1        11,300         5,660          23.00         10.00
                  2         6,990         2,755          11.75          5.00
                  3         5,100         2,410           8.75          4.125
                  4         2,860         1,260           5.00          1.063

         MONTH                       KSE                       NASDAQ
 --------------------       -------------------           ------------------
                            HIGH           LOW            HIGH          LOW
                            -----         -----           -----         ----

2001, 12                    1,855         1,605           2.76          2.45
2001, 11                    1,665         1,000           2.6           1.5
2001, 10                    1,350         1,150           2             1.75
2001, 9                     1,185           740           1.85          1.37
2001, 8                     1,135           880           1.404         1.4
2001, 7                     1,700         1,265           2.89          1.57

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

   Not applicable.

B. ARTICLES OF INCORPORATION AND BY-LAWS

   Incorporated by reference to the information in our registration statement on Form F-1 (Registration No. 333-11390), to which our Articles of Incorporation and By-laws were filed as exhibits.

C. MATERIAL CONTRACTS

   See "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions".

D. EXCHANGE CONTROLS

GENERAL

   Prior to April 1, 1999, investments in Korean securities by non-residents and issuance of securities outside of Korea by Korean companies were regulated by the Foreign Exchange Management Act and the Presidential Decrees and regulations thereunder (collectively, the "Foreign Exchange Management Laws"). On April 1, 1999, the Foreign Exchange Management Laws were abolished and the Foreign Exchange Transaction Act and the Presidential Decree and regulations thereunder (collectively, the "Foreign Exchange Transaction Laws") were enacted. Under the Foreign Exchange Transaction Laws, many restrictions on foreign exchange transactions have been deregulated and many currency and capital transactions have been liberalized. Although non-residents may invest in Korean securities only to the extent specially allowed by such laws or otherwise permitted by the Minister of Finance and Economy, many approval requirements have become more lenient. However, the Government has instituted certain measures to curb capital flight and international money laundering which may result from liberalization of capital transfer. The Financial Supervisory Commission ("FSC") also has adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners (as defined therein) in Korean securities and regulate issuance of securities outside Korea by Korean companies.

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

GOVERNMENT REVIEW OF ISSUANCE OF ADRS

   In order for the Company to offer for purchase common stock held in treasury in the form of ADSs or issue common stock represented by the ADSs, the Company is required to file a prior report of such offer or issuance with the MOFE (in case the amount exceeds $30 million) or a designated foreign exchange bank (in case the amount is $30 million or less). No further Korean government approval is necessary for the initial offering and issuance of the ADSs.

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

   The Korean Securities and Exchange Act was amended several times from January 1997 through March 2002 to internationalize the systems for issuing and distributing securities and the systems for mergers and acquisitions of businesses, to enhance the autonomy of the securities industry through deregulation and to strengthen the independence of auditors and the protection of minority shareholders. The amendments made the tender offer requirements more specific by requiring a tender offer where the purchaser and the persons who have a special relationship with the purchaser will hold 5% or more of the total issued and outstanding shares concerned as a result of the purchase of the shares outside the Korea Stock Exchange or the KOSDAQ from a certain number of persons, enhanced the rights of minority shareholders, repealed certain limitations for the acquisition of its own shares by a listed company, permitted stock splits by companies of shares listed on the Korea Stock Exchange or registered with the KOSDAQ with a par value of not less than (Won) 100 and permitted the payment of interim dividends by companies listed on the Korea Stock Exchange or registered with the KOSDAQ if provided for in their articles of incorporation. In addition, to strengthen the protection of shareholders, the amendments also include the requirement that companies listed on the Korea Stock Exchange and companies exceeding a certain size that are registered with the KOSDAQ appoint a certain minimum number of outside directors to their boards, and companies listed on the Korea Stock Exchange or registered with the KOSDAQ that exceed a certain size are required to maintain an audit committee.

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

TAXATION OF CAPITAL GAINS

   In the absence of any applicable treaty, a non-resident holder will generally be subject to Korean taxation on capital gains realized on a sale of ADSs or of common stock acquired as a result of a withdrawal of common stock underlying ADSs. However, capital gains earned by a non-resident without a permanent establishment in Korea from the sale of shares listed on the Korea Stock Exchange or registered with the KOSDAQ of a Korean company (such as the common stock or ADSs) may be exempt from Korean withholding tax if the non-resident seller, together with certain of its related parties, did not own or has not owned 25% or more of the total issued and outstanding shares of the company at any time during the year of the transfer date and during the five years before the year within which the transfer occurs. Under the Special Tax Treatment Control Law, capital gains earned by a non-resident holder (whether or not they have a permanent establishment in Korea) from the transfer outside Korea of securities issued outside Korea by a Korean company which are denominated in a foreign currency or satisfy certain criteria established by the Ministry of Finance and Economy are exempt from Korean taxation. The Korean tax authorities have issued a tax ruling confirming that depositary receipts (which would include the ADSs) are deemed to be securities issued outside Korea by the issuer of the underlying stock. Further, capital gains earned by a non-resident from the transfer of stocks issued by a Korean company are also exempt from Korean taxation if sold through an overseas securities market having functional similarity to the Korean Stock Exchange or KOSDAQ under the Korean Securities and Exchange Act.

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

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

   The following is a summary of United States federal income tax considerations that are anticipated to be material for U.S. Holders (as defined below) who purchase common shares or ADSs of Mirae. This summary is based upon existing United States federal income tax law as currently in effect, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules, including: financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and, except as described below, non-U.S. Holders, or to persons that will hold common shares or ADSs as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax considerations. This summary assumes that investors will hold their common shares or ADSs as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code. Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local, and foreign income and other tax considerations of the purchase, ownership, and disposition of common shares or ADSs.

   For purposes of this summary, a U.S. Holder is a beneficial owner of common shares or ADSs that is for United States federal income tax purposes:

   o  an individual who is a citizen or resident of the United States;

   o a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in or organized under the laws of, the United States or any State or political subdivision thereof;

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

   A beneficial owner of the common shares or ADSs that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder".

   The tax treatment of a partner in a partnership generally will depend on the status of the partner and the activities of the partnership. Each prospective investor that is a partnership or a partner in a partnership should consult its tax advisor regarding the particular tax consequences to you.

U.S. HOLDERS

   For United States federal income tax purposes, a U.S. Holder of an ADS will be treated as the owner of the proportionate interest of the common shares held by the depositary that is represented by an ADS and evidenced by such ADS. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for the holder's proportionate interest in the common shares. A U.S. Holder's tax basis in the withdrawn common shares will be the same as the tax basis in the ADS surrendered therefor, and the holding period in the withdrawn common shares will include the period during which the holder held the surrendered ADS.

DIVIDENDS

   Subject to the discussion below under the heading "PFIC Considerations", any cash distributions paid by Mirae out of earnings and profits, as determined under United States federal income tax principles, will be treated as foreign source dividend income and will be includible in the gross income of a U.S. Holder upon receipt. Cash distributions paid by Mirae in excess of its earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in its shares or ADSs, and after that as gain from the sale or exchange of a capital asset. Dividends received on common shares or ADSs will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in won will be includible in income in a United States dollar amount calculated by reference to the United States dollar - won exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of common shares held directly by such U.S. Holder. If a U.S. Holder does not convert the won it receives as a dividend into United States dollars on the date of receipt, it will have a tax basis in the won equal to the United States dollar value of the won on the date of receipt. Any gain or loss realized by a U.S. Holder on a subsequent conversion or other disposition of the won will be treated as ordinary income or loss.

   A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on common shares or ADSs. U.S. Holders who do not elect to claim a foreign tax credit for foreign income tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes. Each prospective investor should consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

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

SALE OR OTHER DISPOSITION OF COMMON SHARES OR ADSS

   Subject to the discussion below under the heading "PFIC Considerations", a U.S. Holder will recognize capital gain or loss upon the sale or other disposition of common shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder's adjusted tax basis in such common shares or ADSs, as each is determined in United States dollars. Any such capital gain or loss will be long-term if the common shares or ADSs have been held for more than one year and will generally be United States source gain or loss. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations.

PFIC CONSIDERATIONS

   A foreign corporation will be treated as a "passive foreign investment company" (a "PFIC"), for United States federal income tax purposes if 75% or more of its gross income consists of certain types of "passive" income, or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, "passive" income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. Mirae presently believes that it is not a PFIC and does not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis and is subject to change.

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

   Each prospective investor should consult its tax advisor regarding the potential application of the PFIC provisions, as well as the availability and advisability of certain elections which may be made by such investor with respect to common shares or ADSs if we are classified as a PFIC.

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

INFORMATION REPORTING AND BACKUP WITHHOLDING

   Information reporting requirements applies to dividends received by individuals on common shares or ADSs and the proceeds received from the sale, exchange or other disposition of common shares or ADSs paid within the United States and in certain cases, outside of the United States. In addition, backup withholding may also apply to such amounts if the beneficial owner fails to report interest and dividends required to be shown on the holder's United States federal income tax returns, or fails to comply with applicable certification requirements. Backup withholding is applied at a rate not to exceed 31%. Backup withholding is not an additional tax. Any amounts withheld from a payment under the backup withholding tax rules can be refunded or credited against the holder's United States federal income tax liability, if any, if the required information is furnished to the Internal Revenue Service.

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

                        NAME                             PERCENTAGE OF OWNERSHIP
                        ----                             -----------------------

MR Tech Town Co..................................                100.00
Mirae Online, Co., Ltd...........................                 64.78
Mobile Game Co., Ltd.............................                 59.98
SoftForum Corporation............................                 55.47
Mirae America, Inc...............................                 50.00
Korea Internet.com Co., Ltd......................                 47.94
Lycos Korea, Inc.................................                 43.25
Korea Internet Holdings, Inc.....................                 20.00
Net Thru, Inc....................................                 19.73
Nara Vision Co...................................                 17.40
Infinity Telecom Co., Ltd........................                 16.70
Intro System Co., Ltd............................                 15.16
Onnet Co., Ltd...................................                 14.70
Neobill Co., Ltd.................................                 15.7
Stream Box Inc...................................                  5.2
Telefree Co., Ltd. ..............................                  2.57
CyberBank Co.....................................                  1.36

ITEM 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

   We are exposed to market risks from changes in interest rates and foreign exchange rates, which may adversely affect our results of operations and financial condition. We seek to minimize the risks from fluctuations of interest rates and foreign exchange rates through our regular operating and financing activities. We do not use financial instruments for trading or other speculative purposes and have not used derivative instruments to manage these risks.

EQUITY RISK

   We have invested (Won) 663 million in Hynix, which is listed on the Korea Composite Stock Price Index ("KOSPI"). As of December 21, 2001, this investment had decreased in market value from our initial investment by approximately (Won) 151 million.

INTEREST RATE RISK

   As of December 31, 2001 we held interest-bearing Korean debt unit trusts comprised of Government, public and corporate bonds with a fair market value of approximately (Won) 23,249 million. The unit trusts bear interest at variable rates and generally have maturities of less than one year. The weighted average yield rate of the unit trusts was 7% for the year ended December 31, 2001. These unit trusts are not traded over any organized exchange in Korea, but are traded over-the-counter primarily by securities firms, investment trust companies and investment management companies. Fluctuations in the net asset value of these investments will fluctuate with changes in the value of the underlying securities.

FOREIGN CURRENCY EXCHANGE RATE RISK

   As a consequence of the growing emphasis on our overseas businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rate between the Korean won and other major world currencies. In 1999, 2000 and 2001 sales outside of Korea comprised 35.2%, 40.4% and 17.9%, respectively, of our total sales. As foreign exchange rates change, translation of the statements of operations of our international sales into won affects year-on-year comparability. Historically, we have not hedged currency translation risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

   Not Applicable.

                                     PART II

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

   As of December 31, 2000, we had used approximately US$70 million from the net offering proceeds for operational, sales and marketing expenses, US$16 million for research and development of new products and US$12 million for the development of Internet-related businesses. We have used the balance in 2001 to fund research and development of new products.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

   Not applicable.

ITEM 18. FINANCIAL STATEMENTS

   Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS

   (a) The following consolidated financial statements, together with the report of Ahn Kwon & Co., a member firm of Deloitte Touche Tohmatsu, on the annual financial statements referred to below, are filed as part of this annual report:

                                                                            PAGE
                                                                            ----

Index to Consolidated Financial Statements......................            F-1
Independent Auditors' Report....................................            F-2
Consolidated Balance Sheets as of December 31, 1999, 2000 and
  2001..........................................................            F-4
Consolidated Statements of Operations for the Years Ended
  December 31, 1999, 2000 and 2001..............................            F-6
Consolidated Statements of Shareholders' Equity for the Years
  Ended December 31, 1999, 2000 and 2001........................            F-7
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1999, 2000 and 2001..............................            F-8
Notes to the Consolidated Financial Statements..................            F-10

   (b) Documents filed as exhibits to this annual report:

   1.1 Articles of Incorporation of Mirae Corporation, incorporated by reference to Exhibit 3.1 to Amendment No. 1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on February 4, 2000 (File No. 333-11390).

   1.2 By-laws of Mirae Corporation, incorporated by reference to Exhibit 3.2 to Amendment No. 1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on February 4, 2000 (File No. 333-11390).

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                  MIRAE CORPORATION
                                        ---------------------------------------
                                                     (Registrant)

                                        /s/ Kwon Soon Do
                                        ---------------------------------------
                                                      (Signature)
                                        Name:    Kwon Soon Do
                                        Title:   Chief Financial Officer

Date: June 25, 2002

*Print the name and title of the signing officer under this signature.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----

Index to Consolidated Financial Statements......................            F-1
Independent Auditors' Report....................................            F-2
Consolidated Balance Sheets as of December 31, 1999, 2000 and
  2001..........................................................            F-4
Consolidated Statements of Operations for the Years Ended
  December 31, 1999, 2000 and 2001..............................            F-6
Consolidated Statements of Shareholders' Equity for the Years
  Ended December 31, 1999, 2000 and 2001........................            F-7
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1999, 2000 and 2001..............................            F-8
Notes to the Consolidated Financial Statements..................            F-10

INDEPENDENT AUDITORS' REPORT

   To the Board of Directors and Shareholders of Mirae Corporation

   We have audited the accompanying consolidated balance sheets of Mirae Corporation (the "Company") and its subsidiaries as of December 31, 1999, 2000 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended (all expressed in Korean won). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mirae Corporation and its subsidiaries at December 31, 1999, 2000 and 2001, and the results of their operations, the changes in their shareholders' equity, and their cash flows for the years then ended, in conformity with financial accounting standards generally accepted in Korea ("Korean GAAP").

   Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(a) to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

   Financial accounting standards generally accepted in Korea vary in certain respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the determination of net income (loss) for the years ended December 31, 1999, 2000 and 2001 and the determination of shareholders' equity and financial position as of December 31, 1999, 2000 and 2001 to the extent summarized in Notes 27 and 28 to the consolidated financial statements.

   Without qualifying our opinion, we draw attention to the following:

   As described in Note 2 to the accompanying consolidated financial statements, common shares of SoftForum, one of the Company's consolidated subsidiaries, have been listed on the Korea Securities Dealers Automated Quotation ("KOSDAQ") market since October 30, 2001.

   As described in Note 2 to the accompanying consolidated financial statements, product warranties expenditures had been classified as a cost of sales item through 2000. Effective January 1, 2001, product warranties expenditures incurred related to selling and administrative activities are classified as an item of selling, general and administrative expenses for a more appropriate financial statement presentation as the Company established a customer satisfaction division. This change in classification did not have any significant effect on the reported financial position of the Company and its subsidiaries as of December 31, 2001 or their net loss for the year then ended.

   As described in Note 7 to the accompanying consolidated financial statements, as of December 31, 2001, a lawsuit relating to payment of construction costs for a building, which was purchased by the Company in 2000, is outstanding between the former building owner and his creditors. In connection with this, the Company made a payment of (won)6 billion to a court on behalf of the former building owner in order to protect its assets. The payment was recorded as an advance payment.

   As discussed in Note 22 to the accompanying consolidated financial statements, on August 1, 2001, the Company transferred its LCD division with total assets of (won)1,445 million and total liabilities of (won)620 million to DE&T Co., Ltd., an affiliated company, for (won)825 million in accordance with a resolution made at the board of directors' meeting dated July 12, 2001.

   As described in Note 25 to the accompanying consolidated financial statements, on December 18, 2000, Quad Systems Corporation ("Quad"), one of the Company's major customers, filed a voluntary petition for reorganization under Chapter 11 of the Federal Bankruptcy Code of the United States of America. Before Quad filed the voluntary petition for reorganization under Chapter 11, on September 29, 2000, the Company entered into an agreement with Quad to convert the Company's trade receivables to long-term loans and accordingly, the Company reclassified those receivables to long-term loans in the accompanying consolidated financial statements. For the year ended December 31, 2000, the Company provided an allowance for the entire amount of the loans totaling
(won)5,066 million, which was recorded as a loss in other expense. As of December 31, 2001, such loans were fully written off as the Company management believes that the collectibility of such loans is remote.

   As described in Note 26 to the accompanying consolidated financial statements, the operations of the Company and its subsidiaries have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia Pacific region. In addition, the Company and its subsidiaries have been affected, and may continue to be affected for the foreseeable future, by rapid technological changes and fluctuating product prices in the semiconductor industry. The ultimate effect of these uncertainties of the financial position of the Company and its subsidiaries as of the balance sheet date cannot presently be determined.


/s/ Ahn Kwon & Co.

Ahn Kwon & Co. (a member firm of Deloitte Touche Tohmatsu)
Seoul, Korea
March 29, 2002

--------------------------------------------------------------------------------

                     MIRAE CORPORATION AND ITS SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        DECEMBER 31, 1999, 2000 AND 2001

                                                         1999             2000              2001              2001
                                                    -------------     -------------    -------------    ----------------
                                                                                                         (In thousands
                                                                                                        of U.S. dollars)
                     ASSETS                                    (In millions of Korean won)                  (Note 2)
CURRENT ASSETS:
  Cash and cash equivalents (Note 2 and 10)....       (Won) 3,336      (Won) 34,914     (Won) 26,915    $     20,491
  Short-term financial instruments (Notes 4)...            16,801               424           30,809          23,456
  Marketable securities (Note 2)...............            13,092             8,860           23,761          18,090
  Accounts receivable-trade, net (Notes 2,
    9,10 and 19)...............................            15,482            65,098           36,409          27,719
  Accounts receivable-other (Note 9)...........               269             1,293            1,261             960
  Inventories (Notes 2, 3 and 23)..............            30,019            71,864           53,554          40,772
  Accrued interest income (Note 9).............               219               137              210             160
  Advance payments and other (Note 6, 9 and
    21)........................................             8,576             3,633           12,008           9,142
                                                    -------------     -------------    -------------    ----------------
        Total Current Assets...................            87,794           186,223          184,927         140,790
                                                    -------------     -------------    -------------    ----------------

NON-CURRENT ASSETS:
  Property, plant and equipment-net (Notes 2,
    7, 9 and 23)...............................            59,819           120,969          134,873         102,682
  Intangible assets-net (Note 2)...............
  Research and development costs...............             8,574            14,440           13,637          10,382
  Other........................................               140               633              989             753
  Investment securities (Notes 2 and 5)........             5,109            30,578            5,014           3,817
  Long-term and restricted bank deposits
    (Note 4)...................................               525               290               25              19
  Guarantee deposits, net......................             4,896             4,894            3,653           2,781
  Deposits for severance indemnities (Notes 2
    and 4).....................................                42                 7               --              --
  Long-term loans and other (Notes 2, 6, 9
    and 25)....................................             8,857             7,375            8,004           6,094
  Deferred income tax assets (Note 2
    and 17)....................................             5,465            13,763               --              --
                                                    -------------     -------------    -------------    ----------------
        Total Non-Current Assets...............            93,427           192,949          166,195         126,528
                                                    -------------     -------------    -------------    ----------------
        Total assets...........................     (Won) 181,221     (Won) 379,172    (Won) 351,122    $    267,318
                                                    =============     =============    =============    ================

(Continued)

                     MIRAE CORPORATION AND ITS SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
                        DECEMBER 31, 1999, 2000 AND 2001

                                                                  1999             2000              2001              2001
                                                           -------------      -------------    -------------   ------------------
                                                                                                                  (In thousands
                                                                                                                 of U.S. dollars)
LIABILITIES AND SHAREHOLDERS' EQUITY                                    (In millions of Korean won)                  (Note 2)
CURRENT LIABILITIES:
  Accounts payable--trade (Note 9 and 10)............       (Won) 15,539       (Won) 15,265      (Won) 5,538   $        4,216
  Short-term borrowings (Note 8).....................                 --              3,500           55,430           42,200
  Accounts payable--other (Note 9)...................              2,033              4,997           16,153           12,298
  Income taxes payable...............................                 89              2,151              264              201
  Advance receipts from customers....................              3,011              1,316              276              210
  Dividends payable (Note 13)........................              2,161              1,846              423              322
  Guarantee deposits payable (Note 9)................                347              7,300           11,761            8,954
  Provision for guarantees issued (Note 21)..........                 --                 --            3,739            2,847
  Accrued expenses and other.........................                233              3,607            2,739            2,085
                                                           -------------      -------------    -------------   ------------------
  Total Current Liabilities..........................             23,413             39,982           96,323           73,333
                                                           -------------      -------------    -------------   ------------------

LONG-TERM LIABILITIES:
  Long-term guarantee deposits payable (Note 9)......                 --              8,831            1,737            1,322
  Accrued severance indemnities, net (Note 2)........              1,957              2,988            3,032            2,308
                                                           -------------      -------------    -------------   ------------------
  Total Long-Term Liabilities........................              1,957             11,819            4,769            3,630
                                                           -------------      -------------    -------------   ------------------
  Total Liabilities..................................             25,370             51,801          101,092           76,963
                                                           -------------      -------------    -------------   ------------------
  Commitments and contingencies (Note 21)
  Shareholders' equity:
     Capital stock
     Common stock-par value (Won) 100 per
       share; issued and outstanding 108.1
       million shares, 123.0 and 123.0
       million shares as of December 31,
       1999, 2000 and 2001, respectively
       (Note 11).....................................             10,969             12,464           12,464            9,489
  Capital surplus:
     Additional paid-in capital (Note 11)............            116,334            276,609          221,443          168,590
  Retained earnings:
     Appropriated (Note 12)..........................             25,911             28,020               --               --
     Unappropriated (undisposed) (Note 12)...........              6,208              4,838           (1,011)            (770)
  Capital adjustments:
     Treasury stock (Notes 2 and 14).................             (4,843)            (4,843)          (4,843)          (3,687)
     Stock options (Notes 2 and 24)..................                                   588              198              151
     Minority interest in equity of consolidated
       subsidiaries (Note 2).........................              1,272              9,695           21,779           16,582
                                                           -------------      -------------    -------------   ------------------
         Total Shareholders' Equity..................            155,851            327,371          250,030          190,355
                                                           -------------      -------------    -------------   ------------------
         Total liabilities and shareholders' equity..      (Won) 181,221      (Won) 379,172    (Won) 351,122   $      267,318
                                                           =============      =============    =============   ==================

   See accompanying Notes to Consolidated Financial Statements.

================================================================================

--------------------------------------------------------------------------------

                     MIRAE CORPORATION AND ITS SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                                             1999             2000              2001              2001
                                                       ---------------   ---------------  ---------------   ----------------
                                                                   (In millions of Korean won)              (In thousands of
                                                                                                              U.S. dollars)
                                                                                                                (Note 2)
                                                       ---------------   ---------------  ---------------   ----------------
Sales (Notes 15, 19 and 20) ........................   (Won)    45,681   (Won)   146,099  (Won)    68,977   $     52,514
Cost of sales ......................................            36,111           111,377           63,590         48,413
                                                       ---------------   ---------------  ---------------   ----------------
Gross profit .......................................             9,570            34,722            5,387          4,101
Selling, general and administrative expenses
   (Note 16) .......................................            19,988            27,223           45,321         34,504
                                                       ---------------   ---------------  ---------------   ----------------
Operating income (loss) (Note 20) ..................           (10,418)            7,499          (39,934)       (30,403)
                                                       ---------------   ---------------  ---------------   ----------------
Other income:
  Interest income ..................................            10,497             6,548            3,284          2,500
  Gain on disposal and valuation of marketable
     securities ....................................             3,334             1,726            2,297          1,749
  Foreign exchange and translation gains (Note
     2) ............................................               117             2,551            2,472          1,882
  Other ............................................               655             1,984            2,967          2,259
                                                       ---------------   ---------------  ---------------   ----------------
                                                                14,603            12,809           11,020          8,390
                                                       ---------------   ---------------  ---------------   ----------------
Other expenses:
  Interest expense .................................             3,038             2,616            3,093          2,355
  Donations ........................................               538               514                3              2
  Foreign exchange and translation losses
     (Note 2) ......................................               196               670              221            168
  Loss from valuation of inventories ...............               723               844           16,837         12,818
  Loss on disposal and valuation of marketable
     securities ....................................               213               402              179            136
  Provision for doubtful other accounts ............               215             5,066              229            174
  Provision for guarantees issued ..................                --                --            3,739          2,847
  Loss from impairment of deferred research
     and developments costs (Note 2) ...............             3,859                --            4,429          3,372
  Loss from impairment of investment
     securities (Note 2) ...........................                --                --            8,717          6,636
  Equity in losses of affiliate (Notes 2 and 5) ....                50             9,664           15,677         11,935
  Other (Note 9) ...................................               769               397            1,821          1,388
                                                       ---------------   ---------------  ---------------   ----------------
                                                                 9,601            20,173           54,945         41,831
                                                       ---------------   ---------------  ---------------   ----------------
Income (loss) before income taxes and minority
   interest ........................................            (5,416)              135          (83,859)       (63,844)
Income tax expense (benefit) (Notes 2
   and 17) .........................................            (5,396)           (3,602)          14,234         10,837
                                                       ---------------   ---------------  ---------------   ----------------
Income (loss) before minority interest .............               (20)            3,737          (98,093)       (74,681)
                                                       ---------------   ---------------  ---------------   ----------------
Minority interest in net loss (gain) of
   consolidated subsidiaries .......................              (216)              533           (1,055)          (803)
                                                       ---------------   ---------------  ---------------   ----------------
Net income (loss) ..................................   (Won)      (236)  (Won)     4,270  (Won)   (99,148)  $    (75,484)
                                                       ===============   ===============  ===============   ================
Weighted average number of common stock
   outstanding (in millions of shares) .............               108               121              120            120
                                                       ===============   ===============  ===============   ================
Net income (loss) per share (note 18) (In
   Korean won and US dollars) ......................   (Won)        (2)  (Won)        35  (Won)      (825)  $     (0.629)
                                                       ===============   ===============  ===============   ================

   See accompanying Notes to Consolidated Financial Statements.

================================================================================

--------------------------------------------------------------------------------

                     MIRAE CORPORATION AND ITS SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                                                     COMMON         CAPITAL         RETAINED
                                                                     STOCK          SURPLUS         EARNINGS
                                                                     ------         -------         --------
(In millions of Korean won)

Balance, January 1, 1999....................................     (won)10,969    (won)115,225      (won)34,750
   Net loss                                                               --              --             (236)
   Additional issuance by consolidated subsidiary to
      outside entity (Note 11)..............................              --           1,205               --
   Offset of unamortized stock issuance costs...............              --             (96)              --
   Cash dividends (Note 13).................................              --              --           (2,161)
   Cumulative effect on prior years of change in accounting
      policy (Notes 2 and 17)...............................              --              --             (234)
   Increase in minority interest in equity of consolidated
      subsidiaries..........................................              --              --               --
                                                                 -----------    ------------      -----------

Balance, December 31, 1999..................................          10,969         116,334           32,119
   Net income                                                             --              --            4,270
   Issuance of ADSs (Note 11)...............................           1,495         126,623               --
   Additional issuance by consolidated subsidiary to
      outside entity (Note 11)..............................              --           9,024               --
   Additional issuance by equity method-affiliate to
      outside entity (Note 11)..............................              --          24,628               --
   Stock compensation plans (Notes 2 and 24)................              --              --               --
   Cash dividends (Note 13).................................              --              --           (1,846)
   Effect on prior year of reapplying the equity method
      (Notes 2 and 5).......................................              --              --           (1,685)
   Increase in minority interest in equity of consolidated
      subsidiaries..........................................              --              --               --
                                                                 -----------    ------------      -----------

Balance, December 31, 2000..................................          12,464         276,609           32,858
   Net loss.................................................              --              --          (99,148)
   Additional issuance by consolidated subsidiary to
      outside entity(Note 11)...............................              --           2,649               --
   Gain on disposal of treasury stock.......................              --           7,448               --
   Offset against deficits..................................              --         (65,263)          65,263
   Cancellation of stock compensation plans (Note 2 and 24).              --              --               --
   Increase in minority interest in equity of consolidated
      subsidiaries..........................................              --              --               --
   Other....................................................              --              --               16
                                                                 -----------    ------------      -----------

Balance, December 31, 2001..................................          12,464         221,443           (1,011)
                                                                 ===========    ============      ===========

(In thousands of U.S. dollars) (Note 2)
Balance, December 31, 2000..................................          $9,489        $210,589          $25,016
   Net loss.................................................              --              --          (75,484)
   Additional issuance by consolidated subsidiary to
      outside entity(Note 11)...............................              --           2,017               --
   Gain on disposal of treasury stock.......................              --           5,670               --
   Offset against deficits..................................              --         (49,686)          49,686
   Cancellation of stock compensation plans (Note 2 and 24).              --              --
   Increase in minority interest in equity of consolidated
      subsidiaries..........................................              --              --               --
   Other....................................................              --              --               12
                                                                 -----------    ------------      -----------

Balance, December 31, 2001..................................          $9,489        $168,590            ($770)
                                                                 ===========    ============      ===========

                                                                      CAPITAL ADJUSTMENTS       MINORITY INTEREST IN
                                                                   ------------------------          EQUITY OF             TOTAL
                                                                   TREASURY          STOCK          CONSOLIDATED       SHAREHOLDERS'
                                                                    STOCK           OPTIONS         SUBSIDIARIES          EQUITY
                                                                   --------         -------     --------------------   -------------
(In millions of Korean won)

Balance, January 1, 1999....................................    (won)(4,843)        (won)--          (won)--          (won)156,101
   Net loss                                                              --              --               --                  (236)
   Additional issuance by consolidated subsidiary to
      outside entity (Note 11)..............................             --              --               --                 1,205
   Offset of unamortized stock issuance costs...............             --              --               --                   (96)
   Cash dividends (Note 13).................................             --              --               --                (2,161)
   Cumulative effect on prior years of change in accounting
      policy (Notes 2 and 17)...............................             --              --               --                  (234)
   Increase in minority interest in equity of consolidated
      subsidiaries..........................................             --              --            1,272                 1,272
                                                                -----------        --------         --------          ------------

Balance, December 31, 1999..................................         (4,843)             --            1,272               155,851
   Net income                                                            --              --               --                 4,270
   Issuance of ADSs (Note 11)...............................             --              --               --               128,118
   Additional issuance by consolidated subsidiary to
      outside entity (Note 11)..............................             --              --               --                 9,024
   Additional issuance by equity method-affiliate to
      outside entity (Note 11)..............................             --              --               --                24,628
   Stock compensation plans (Notes 2 and 24)................             --             588               --                   588
   Cash dividends (Note 13).................................             --              --               --                (1,846)
   Effect on prior year of reapplying the equity method
      (Notes 2 and 5).......................................             --              --               --                (1,685)
   Increase in minority interest in equity of consolidated
      subsidiaries..........................................             --              --            8,423                 8,423
                                                                -----------        --------         --------          ------------

Balance, December 31, 2000..................................         (4,843)            588            9,695               327,371
   Net loss.................................................             --              --               --               (99,148)
   Additional issuance by consolidated subsidiary to
      outside entity(Note 11)...............................             --              --               --                 2,649
   Gain on disposal of treasury stock.......................             --              --               --                 7,448
   Offset against deficits..................................             --              --               --                    --
   Cancellation of stock compensation plans (Note 2 and 24).             --            (390)              --                  (390)
   Increase in minority interest in equity of consolidated
      subsidiaries..........................................             --              --           12,084                12,084
   Other....................................................             --              --               --                    16
                                                                -----------        --------         --------          ------------

Balance, December 31, 2001..................................         (4,843)            198           21,779               250,030
                                                                ===========        ========         ========          ============

(In thousands of U.S. dollars) (Note 2)
Balance, December 31, 2000..................................        ($3,687)           $448           $7,381              $249,236
   Net loss.................................................             --              --               --               (75,484)
   Additional issuance by consolidated subsidiary to
      outside entity(Note 11)...............................             --              --               --                 2,017
   Gain on disposal of treasury stock.......................             --              --               --                 5,670
   Offset against deficits..................................             --              --               --                    --
   Cancellation of stock compensation plans (Note 2 and 24).             --            (297)              --                  (297)
   Increase in minority interest in equity of consolidated
      subsidiaries..........................................             --              --            9,200                 9,200
   Other....................................................             --              --               --                    12
                                                                -----------        --------         --------          ------------

Balance, December 31, 2001..................................        ($3,687)           $151          $16,582              $190,355
                                                                ===========        ========         ========          ============

------------

   See accompanying Notes to Consolidated Financial Statements.

================================================================================

--------------------------------------------------------------------------------

                     MIRAE CORPORATION AND ITS SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                                              1999             2000              2001               2001
                                                            -----------    -----------      --------------    ----------------
                                                                                                               (In thousands
                                                                                                              of U.S. dollars)
                                                                     (In millions of Korean won)                  (Note 2)
Cash flows from operating activities:
   Net income (loss)................................        (Won) (236)    (Won) 4,270      (Won) (99,148)        $(75,484)
                                                            ----------     -----------      -------------     ------------
Expenses not involving cash payments:
   Depreciation and amortization....................             7,793          11,578             10,098            7,688
   Loss from impairment of deferred research and
     development cost                                            3,859              --              4,429            3,372
   Provision for severance indemnities..............             1,280           1,626              2,834            2,158
   Provision for doubtful accounts..................               894           5,653             10,496            7,991
    Provision for guarantees issued.................                --              --              3,739            2,847
   Loss on valuation of inventories.................               723             844             16,837           12,818
   Loss on disposal and valuation of securities.....               213             402                179              136
   Foreign currency translation loss................                69             208                 --               --
   Equity in losses of affiliate....................                50           9,664             15,677           11,935
   Minority interest in net gain of consolidated
     subsidiaries...................................               216              --              1,055              803
   Loss from impairment of investment securities....                --              --              8,717            6,636
   Compensation cost related to stock options.......                --             588                198              151
   Deferred income taxes............................                --              --             13,763           10,478
   Other............................................                96             251              1,053              802
     Sub-total......................................            15,193          30,814             89,075           67,815
Income not involving cash receipts:
   Minority interest in net loss of consolidated
     subsidiaries...................................                --            (533)                --               --
   Foreign currency translation gain................               (17)         (1,286)              (899)            (684)
   Reversal of provision for doubtful accounts......                --              --               (588)            (448)
   Gain on disposal and valuation of marketable
     securities.....................................            (3,334)         (1,726)            (2,297)          (1,749)
   Gain on disposal of investment securities........                --              --               (665)            (506)
   Deferred income taxes............................            (5,699)         (7,548)                --               --
   Other............................................               (40)            (25)              (185)            (141)
     Sub-total......................................            (9,090)        (11,118)            (4,634)          (3,528)
Changes in assets and liabilities related to
   operating activities:
   Accounts receivable--trade........................          (11,856)        (54,112)            19,317           14,707
   Accounts receivable--other........................             (264)           (803)                32               24
   Inventories......................................           (26,488)        (42,689)             1,474            1,122
   Accrued interest income..........................             1,715              82                (73)             (56)
   Advance payments and other current assets........            (6,398)          5,391             (8,901)          (6,777)
   Accounts payable--trade...........................           14,166            (482)            (9,723)          (7,402)
   Accounts payable--other...........................              123           2,964             11,156            8,493
   Income taxes payable.............................                39           2,062             (1,887)          (1,437)
   Advance receipts from customers..................             2,565          (1,695)            (1,040)            (792)
   Accrued expenses and other current liabilities...               351           3,374             (4,815)          (3,666)
   Severance indemnity payments.....................              (840)           (595)            (2,790)          (2,124)
     Sub-total......................................           (26,887)        (86,503)             2,750            2,092
Net cash provided by (used in ) operating activities           (21,020)        (62,537)           (11,957)          (9,105)

================================================================================

--------------------------------------------------------------------------------

(Continued)

                     MIRAE CORPORATION AND ITS SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                                              1999             2000              2001               2001
                                                            -----------     ------------      ------------    ----------------
                                                                                                               (In thousands
                                                                                                              of U.S. dollars)
                                                                     (In millions of Korean won)                  (Note 2)
Cash flows from investing activities:
   Proceeds from disposal of property, plant and
     equipment......................................        (Won) 1,516        (Won) 279       (Won) 1,902         $  1,448
   Decrease in short-term financial instruments--net.            17,973           16,801           (30,385)         (23,133)
   Decrease in long-term loans to employees.........              1,953            1,141             1,388            1,057
   Decrease in guarantee deposits...................              2,258            2,253             1,531            1,166
   Decrease (increase) in marketable securities-net.             44,536            5,556           (12,783)          (9,732)
   Acquisition of property, plant and equipment.....            (20,976)         (70,545)          (23,729)         (18,065)
   Acquisition of investment securities.............             (1,546)         (13,391)           (1,142)            (869)
   Decrease (increase) in long-term and restricted
     bank deposits-net..............................              9,082             (189)              265              202
   Increase in long-term loans to employees.........               (876)            (328)           (1,435)          (1,093)
   Decrease (increase) in investments and other
     non-current assets.............................                (62)            (145)            1,587            1,208
   Increase in long-term loans to affiliates........             (6,250)              --                --               --
   Increase in guarantee deposits...................             (3,162)          (2,250)             (290)            (221)
   Increase in deferred research and development
     costs..........................................             (6,084)          (8,287)           (5,898)          (4,490)
   Increase in guarantee deposits payable...........                 --            6,953                --               --
   Increase in long-term guarantee deposits payable.                 --            8,831             1,737            1,322
                                                            -----------     ------------      ------------    ----------------
   Net cash provided by (used in) investing
     activities.....................................             38,362          (53,321)          (67,252)         (51,200)
                                                            -----------     ------------      ------------    ----------------
Cash flows from financing activities:
   Increase in short-term borrowings................             59,571            3,500            55,330           42,124
   Issuance of common stock.........................                 --          128,118                --               --
   Increase of minority interest in equity of
     consolidated subsidiaries......................              1,056            8,955            11,029            8,397
   Increase in additional paid-in capital...........              1,205            9,024             2,649            2,017
   Disposal of treasury stock.......................                 --               --            17,448           13,284
   Payment of short-term borrowings.................            (64,760)              --            (3,400)          (2,589)
   Payment of long-term borrowings..................             (9,600)              --                --               --
   Acquisition of treasury stock....................                 --               --           (10,000)          (7,613)
   Payment of dividends.............................             (1,837)          (2,161)           (1,846)          (1,405)
                                                            -----------     ------------      ------------    ----------------
   Net cash provided by (used in) financing
     activities.....................................            (14,365)         147,436            71,210           54,215
                                                            -----------     ------------      ------------    ----------------
Net increase in cash and cash equivalents...........              2,977           31,578            (7,999)          (6,090)
Cash and cash equivalents at beginning of the year..                359            3,336            34,914           26,581
                                                            -----------     ------------      ------------    ----------------
Cash and cash equivalents at end of the year........        (Won) 3,336     (Won) 34,914      (Won) 26,915         $ 20,491
                                                            ===========     ============      ============    ================
Cash paid for interest, net of amount capitalized...        (Won) 3,016      (Won) 2,616       (Won) 3,247         $ 2,858
                                                            ===========     ============      ============    ================
Cash paid (refunded) for income taxes...............          (Won) 857       (Won) (763)      (Won) 3,166         $ 2,787
                                                            ===========     ============      ============    ================

------------

   See accompanying Notes to Consolidated Financial Statements.

================================================================================

                     MIRAE CORPORATION AND ITS SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

1. GENERAL

   Mirae Corporation (the "Company") was incorporated in December 1990 under the laws of the Republic of Korea ("Korea") and is currently engaged in the manufacture of semiconductor-related equipment including handlers, SMD placement systems, TFT-LCD testers and lead frame magazines for sale in domestic and overseas markets, as well as in the sale of internet portal and website services and on-line electronic commerce security solution through its affiliate, Lycos Korea, Inc., and its subsidiary, SoftForum Corporation, respectively. The Company's common shares and American Depositary Shares ("ADSs") are listed on the Korea Stock Exchange and the Nasdaq National Market, respectively. Each ADS represents two shares of common stock. As of December 31, 2001, the Company's largest shareholder was Mr. Moon-Soul Chung, the Company's former president, with a shareholding of 14.93% and, including his family members, 16.55%.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized as follows :

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

   The financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers outsides of Korea and have been made at the rate of
(won)1,313.50 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 31, 2001. Such translations should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

   b. Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and all subsidiaries. Significant inter-company accounts and transactions have been eliminated in consolidation. The Company's 20%- to 50%-owned affiliates are accounted for using the equity method of accounting (see Note 2(l)).

   The Company's subsidiaries and its affiliates, which are accounted for using the equity method of accounting, are as follows :

                                                          YEAR OF          OWNERSHIP PERCENTAGE
                                                       ESTABLISHMENT                (%)                  REMARK
                                                       -------------                ---                  ------
SoftForum Corporation ("SoftForum")                         1999                  41.51%              Consolidated
MR Tech Town Co. ("MR Tech") (formerly MR
   Tech Corporation)                                        1999                 100.00%              Consolidated
Mobile Game Co. ("Mobile Game") (formerly
   Java Game Co.)                                           1999                  59.98%              Consolidated
Mirae Online Co., Ltd. ("MOL")                              2000                  64.78%              Consolidated
Korea Internet. Com. ("KIC")                                2000                  47.94%              Consolidated
Lycos Korea, Inc. ("Lycos Korea")                           1999                  43.25%             Equity method
AIO Corporation ("AIO")                                     1990                  21.63%             Equity method
Mirae America, Inc. ("Mirae America")                       2001                  50.00%             Equity method
DE&T Co., Ltd. ("DE&T")                                     2001                  19.92%             Equity method

   SoftForum was incorporated in April 1999 under the laws of Korea as a 70%-owned subsidiary of the Company and is currently engaged in providing security solutions for on-line banking, trading and electronic commerce. SoftForum's shares have been listed in the Korea Securities Dealers Automated Quotation ("KOSDAQ") market since October 30, 2001. As of December 31, 2001, SoftForum is 41.51%-owned by the Company, 6.94%-owned by Dongwon Venture Capital Co., Ltd., 6.49%-owned by CJ Investment Trust Management Co., Ltd., 4.72%-owned by SoftForum employees, 2.49%-owned by Mirae Asset Venture Capital and 37.85%-owned by others. SoftForum's accounts were consolidated due to the Company's effective control through the nomination of a majority of the board of directors by the Company.

   MR Tech was incorporated in April 1999 under the laws of Korea and the Company acquired 100% equity interest in MR Tech on July 12, 1999. As of December 31, 2001, MR Tech is engaged in providing building administration services.

   Mobile Game was incorporated in December 1999 under the laws of Korea as a 59.98%-owned subsidiary of the Company and is currently engaged in providing game programs for Lycos Korea's game site.

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

   AIO Corporation was incorporated in the United States in 1990 in order to design, manufacture and market silicon wafer cleaning systems, track systems and ancillary equipment.

   Mirae America was incorporated in February 2001 under the laws of United States of America as a joint venture company between the Company and Mr. Hyung-Yun Lee, CEO of Mirae America. Mirae America currently sells products manufactured by the Company and provides after-sales services for the products.

   DE&T was incorporated in August 2001 under the laws of Korea in order to produce FPD (flat panel display) equipment. On August 1, 2001, DE&T acquired the Company's LCD division for (won)825 million (See Note 22). The investment in DE&T is accounted for by the equity method of accounting because the Company has a significant influence over DE&T's operations.

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

   e. Marketable Securities

   Marketable securities are stated at fair value, with unrealized gains and losses included in current operations.

   f. Allowance for Doubtful Accounts

   An allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

   Activity in the allowance for doubtful accounts balances for the years ended December 31, 1999, 2000 and 2001 is as follows (in millions of Korean won):

                                                                            1999            2000            2001
                                                                         --------         --------     ----------
(Allowance for doubtful accounts receivable--trade)
Beginning balance..................................................       (won)44         (won)494       (won)657
Provision (charged to selling, general and administrative
   expenses).......................................................           648              587         10,267
Offset against uncollectible trade receivables.....................          (198)            (424)        (6,923)
                                                                         --------         --------     ----------
Ending balance.....................................................      (won)494         (won)657     (won)4,001
                                                                         ========         ========     ==========
(Allowance for doubtful guarantee deposits, long--term loans and other)
Beginning balance..................................................      (won)607          (won)--     (won)5,066
Provision (charged to other expenses)..............................           215            5,066            229
Offset against uncollectible guarantee deposits and long--term
   loans and other.................................................          (822)              --         (5,295)
                                                                         --------         --------     ----------
Ending balance.....................................................       (won)--       (won)5,066        (won)--
                                                                         ========         ========     ==========

   g. Inventories

   Inventories are stated at the lower of cost, determined using the weighted average cost method (the specific identification method for inventories-in-transit), or net realizable value.

   h. Property, Plant and Equipment

   Property, plant and equipment are stated at cost. Routine maintenance and repairs are expensed as incurred. Expenditures which result in an enhancement of the value or extension of the useful life of the facilities involved are capitalized.

   Interest incurred on debt used for the construction of property, plant and equipment is capitalized until such construction activities are complete. Interest of (won)50 million for the year ended December 31, 1999 (nil for the years ended December 31, 2000 and 2001) was capitalized and included in property additions.

   Depreciation is computed using the declining balance or straight-line methods over the estimated useful lives (two to sixty years) of the related assets.

   i. Research and Development Costs

   Development costs which meet certain specific conditions such as new product development, technological feasibility, marketability and usefulness are deferred and amortized over five years, while all research and ordinary development costs are expensed as incurred. Amortization of deferred development costs is to commence when the related revenue or benefit is first realized. In addition, the amortization of deferred development costs and research and ordinary development expenses are classified as manufacturing or selling, general and administrative expenses depending on their nature.

   In March 2000, the Company discontinued one of its research and development projects related to front-end semiconductor production equipment manufacturing. As a result, related research and development costs of (won)3,859 million were written off effective as of December 31, 1999. In addition, during 2001 the Company discontinued some of its research and development projects. As a result, related research and development costs of (won)4,429 million were written off for the year ended December 31, 2001.

   Expenditures on research and development activities for the years ended December 31, 1999, 2000 and 2001 are as follows (in millions of Korean won) :

                                                1999             2000             2001              REMARK
                                            -----------       ----------       -----------      -------------

Research expenses......................      (won)8,032       (won)3,150        (won)3,315      SG&A expenses
Ordinary development expenses..........           2,847            9,316             6,768      Cost of sales
Deferred development costs.............           6,084            8,286             5,898      Intangible assets
                                            -----------       ----------       -----------
Total..................................     (won)16,963       (won)20,752      (won)15,981
                                            ===========       ==========       ===========

   Changes in deferred development costs for the years ended December 31, 1999, 2000 and 2001 are as follows (in millions of Korean won):

                                      1999            2000              2001
                                   ----------      -----------      -----------

Beginning balance...............   (won)8,326       (won)8,574      (won)14,440
Incurred........................        6,084            8,286            5,898
Amortized.......................       (1,977)          (2,420)          (2,272)
Loss from impairment............       (3,859)              --           (4,429)
                                   ----------      -----------      -----------
Total...........................   (won)8,574      (won)14,440      (won)13,637
                                   ==========      ===========      ===========

   j. Other Intangible Assets

   Other intangible assets, consisting primarily of proprietary rights, are stated at cost less amortization computed using the straight-line method over five to fifteen years.

   k. Stock Issuance Costs

   Stock issuance costs are shown as a direct reduction to shareholders' equity.

   l. Investment Securities

      (1) Investments with 20% or more ownership interest

   Investment securities of non-consolidated affiliated companies, in which the Company has a 20% or more ownership interest, are stated using the equity method of accounting, whereby the Company's initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company's share of income or loss of the investee and dividends received therefrom. The Company's share in net losses of its affiliates are reflected only to the extent of its investment carrying amount.

      (2) Other Investments

   Investments in equity securities of listed companies are stated at fair value and the net unrealized gain or loss on investments in equity securities of listed companies is recorded as a capital adjustment. Other investments in equity securities of non-listed companies are stated at acquisition cost. If the fair value (or the net asset value for non-listed companies) of the investments declines significantly below the acquisition cost and is not expected to recover, such investments are carried at fair value (or net asset value) and the resulting unrealized loss on investments is charged to current operations. In connection with this policy, the Company recorded a impairment loss of
(won)8,717 million for the year ended December 31, 2001.

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

   Changes in accrued severance indemnities for the years ended December 31, 1999, 2000 and 2001 are as follows (in millions of Korean won) :

                                1999            2000            2001
                             ----------      ----------      ----------

Beginning balance.......     (won)1,517      (won)1,957      (won)2,988
Provision...............          1,280           1,626           2,834
Payments................           (840)           (595)         (2,790)
                             ----------      ----------      ----------
Ending balance..........     (won)1,957      (won)2,988      (won)3,032
                             ==========      ==========      ==========

   o. Treasury Stock

   Treasury stock is shown separately as a capital adjustment item within stockholders' equity. Gains on sales of treasury stock are credited to capital surplus, and losses are charged against either capital surplus arising from previous treasury stock transactions or against retained earnings.

   p. Costs for Product Warranties

   Through 2000, product warranty expenditures had been included as incurred in manufacturing costs, which had been allocated between cost of sales and inventories. Effective January 1, 2001, product warranties expenditures incurred related to selling and administrative activities are classified as an item of selling, general and administrative expenses for a more appropriate financial statement presentation as the Company established a customer satisfaction division. This change in classification did not have any significant effect on the reported financial position of the Company and its subsidiaries as of December 31, 2001 or their net loss for the year then ended.

   q. Income Taxes

   Deferred tax assets and liabilities are recorded for future tax consequences of operating loss carry-forwards, tax credits and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized to the extent that they are expected to be realizable. Deferred tax assets and liabilities are presented on the balance sheet as a single non-current net number.

   r. Accounting for Foreign Currency Transactions

   The Company and its subsidiaries maintain their accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated in the accompanying consolidated financial statements at the Base Rates announced by the Korean government on the balance sheet dates, which, for U.S. dollars, were
(won)1,145.40=$1.00, (won)1,259.70=$1.00 and (won)1,326.10=$1.00, at December
31, 1999, 2000 and 2001, respectively. The resulting gains and losses arising from the translation or settlement of such assets and liabilities are included in current operations.

   s. Valuation of Long-Term Receivables

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

   t. Accounting for Employee Stock Option Compensation Plan

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

   u. Reclassification of Certain Accounts

   Under previous Korean GAAP, minority interest in equity of consolidated subsidiaries was presented as a separate item from shareholders' equity. Effective January 1, 2000, Korean GAAP was changed to require that minority interest in equity of consolidated subsidiaries be included in shareholders' equity. For comparative purposes, prior year amounts have been reclassified to conform with current year presentation. As a result, total shareholders' equity as of December 31, 1999, 2000 and 2001 increased by (won)1,272 million,
(won)9,695 million and (won)21,779 million, respectively.

3. INVENTORIES

   Inventories as of December 31, 1999, 2000 and 2001 are as follows (in millions of Korean won) :

                             1999          2000           2001
                          -----------   -----------   -----------
Merchandise.............      (won)66    (won)6,907    (won)1,720
Finished goods..........        3,046        35,648        33,550
Work in-process.........        5,540         2,018           289
Raw materials...........       19,412        27,291        17,994
Inventories in-transit..        1,955            --             1
                          -----------   -----------   -----------
                          (won)30,019   (won)71,864   (won)53,554
                          ===========   ===========   ===========

4. RESTRICTED DEPOSITS

   Restricted deposits as of December 31, 1999, 2000 and 2001 are as follows (in millions of Korean won) :

                                       1999              2000         2001
                                      -------          -------     -----------

Short-term financial                  (won)--          (won)--     (won)18,152
  instruments (Note)...........
Guarantee deposits for                      3                6              23
  checking accounts............
Deposits for severance                     42                7              --
  indemnities..................
                                      -------          -------     -----------
                                      (won)45          (won)13     (won)18,175
                                      =======          =======     ===========

(Note) A treasury stock trust account amounting to (won)17,448 million was included in the above short-term financial instruments as of December 31, 2001. According to the trust agreement, the use of the funds in the trust account is restricted and the restriction expires on February 10, 2002; six months from the trust agreement date.

5. INVESTMENT SECURITIES

   Investment securities and investments in affiliates as of December 31, 1999, 2000 and 2001 are as follows (in millions of Korean won) :

                                    OWNERSHIP
                                    PERCENTAGE                                         NET ASSET
                                        (%)                                              VALUE
                                       2001        1999       2000          2001          2001
                                    ----------  ----------  -----------   ----------   ----------
(INVESTMENT IN AFFILIATES)
Lycos Korea (Note a)................     43.3%     (won)--  (won)12,584     (won)516     (won)516
Mirae America (Note b)..............     50.0%          --           --           --           --
AIO Corporation preferred stock
  (Note c)..........................     21.6%       3,513        3,513           --           --
Korea Internet Holdings.............      --            --        1,944           --           --

                                    OWNERSHIP
                                    PERCENTAGE                                         NET ASSET
                                        (%)                                              VALUE
                                       2001        1999       2000          2001          2001
                                    ----------  ----------  -----------   ----------   ----------

DE&T (Note d).......................     19.9%          --           --          270          270
                                                ----------  -----------   ----------   ----------
Sub-total...........................                 3,513       18,041          786          786
                                                ----------  -----------   ----------   ----------
(INVESTMENT IN EQUITY SECURITIES OF
  NON-LISTED COMPANIES)
On-Net Corporation (Note e).........     14.7%         795          795          504          504
Intro System (formerly Sun
  Mentoring) (Note e)...............     15.2%         500          500           --           --
JIT Corporation (Note e)............      3.7%         100          100           --           --
Nara Vision (Note e)................     17.4%          --        3,500          783          783
NetThru (Note e)....................     19.7%          --          296           66           66
Cyber Bank (Note e).................      1.4%          --        2,250           64           64
Infinity Telecom (Note e)...........     16.7%          --          500           51           51
Korea Technology Transfer Center....      --            --        1,500        1,500        1,375
TeleFree (Note e)...................      2.6%          --          504           90           90
Streambox Korea (Note e)............      5.1%          --        1,500          205          205
NeoBill Co., Ltd. (Note e)..........      4.4%          --          525           70           70
E-GIOS Corporation..................      1.6%         200          200          200          181
Hackers Lab Co., Ltd................      2.0%          --          250          112          178
Interchem Korea.....................     11.1%          --          100          100           62
Imobiz..............................     11.6%          --           12           12           --
K Lab...............................     11.1%          --           --           50           55
Linxtek.............................      1.2%          --           --           28           24
Seoul Venture Base (Note e).........      5.7%          --           --           --           --
EON Group...........................      1.3%          --           --           13            6
CAMIS Co., Ltd......................      0.3%          --           --           10           17
YESS World Inc......................      0.7%          --           --           20           23
Sunwoo Information system...........      1.0%          --           --           10            6
Dabonet Co., Ltd....................      0.8%          --           --            8            7
Digital Photo Corp..................      0.9%          --           --            5            2
Telinker............................      0.8%          --           --           22           37
Il-Shin Leisure.....................      --             1           --           --           --
Korea Software Financial Co.........      --            --            5           --           --
Other...............................      --            --           --            5            5
                                    ----------  ----------  -----------   ----------   ----------
Sub-total...........................                 1,596       12,537        3,928        3,811
                                    ----------  ----------  -----------   ----------   ----------
(INVESTMENT IN DEBT SECURITIES)
Cen21 Co., Ltd......................      n/a           --           --          300           --
                                                ----------  -----------   ----------   ----------
Total Investment Securities.........            (won)5,109  (won)30,578   (won)5,014   (won)4,597
                                                ==========  ===========   ==========   ==========

(Note a) The investment in Lycos Korea is stated using the equity method of accounting. The Company's initial investment cost was (won)50 million. In 1999 the carrying value was subsequently reduced to zero to reflect the Company's share of Lycos Korea's loss for the year ended December 31, 1999 which exceeded the carrying amount of the common stock investment. In February 2000, Lycos Korea issued and sold 3,122 additional shares of its common stock at a premium to outside entities including Mirae Asset Venture Capital, Sumitomo Corp., SingTel and Hikari, for (won)18,000,000 per share (par value : (won)5,000 per share). As a result of such issuance, the Company's equity ownership in Lycos Korea decreased from 50% to 43% and its investment increased by
         (won)24,628 million. The resulting gain on sale of stock by Lycos Korea was accounted for as an equity transaction and included in capital surplus (see Note 11). Also, the Company recognized its share of Lycos Korea's 1999 loss not recognized during 1999 amounting to (won)1,685 million, net of income tax effect of (won)750 million, as an adjustment to retained earnings from prior periods. In addition, in 2000 and 2001 the carrying value was subsequently reduced by a charge to other expense to reflect the Company's shares of Lycos Korea's loss for the years ended December 31, 2000 and 2001, amounting to (won)9,608 million and (won)12,068 million, respectively.

(Note b) As of December 31, 2001, Mirae America has a deficiency in assets.

(Note c) AIO Corporation's fiscal year end is March 31. Through 2000 AIO
         Corporation's preferred stock was accounted for by the cost method. At the option of the Company, each share of AIO Corporation's preferred stock is convertible into ten shares of AIO Corporation's common stock, at any time. In addition, AIO's preferred stock does not have any restrictions on voting rights compared to common stock. In April 2000, AIO Corporation issued and sold an additional 2,660 shares of preferred stock to third parties for US$ 2,500 thousand and granted 2,047 shares of preferred stock to existing preferred stockholders without consideration. This resulted in an increase in the converted ownership percentage of the Company from 15.0% to 21.6% and the Company applied equity method of accounting for the preferred stock in AIO Corporation from 2001. The carrying value was fully written down since the Company's management believes that there is uncertainty relating to AIO Corporations ability to continue as a going concern and recoverability of the carrying value was remote.

(Note d) Although the ownership percentage is less than 20%, the Company applied the equity method of accounting because the Company has a significant influence over DE&T.

(Note e) The carrying values of investments were adjusted to the relevant net asset value of each investee since the declines in net asset value are not deemed to be temporary.

   Changes in investment in equity method affiliates for the years ended December 31, 1999, 2000 and 2001 are as follows (in millions of Korean won) :

                                                              LYCOS            AIO           MIRAE
                                                              KOREA         CORPORATION      AMERICA          KIH             DE&T
                                                             --------        --------        --------       --------        --------
At January 1, 1999 ...................................        (won)--      (won)3,513         (won)--        (won)--         (won)--
Acquisition ..........................................             50              --              --             --              --
Equity in losses of
  affiliate ..........................................            (50)             --              --             --              --
                                                             --------        --------        --------       --------        --------
At December 31, 1999 .................................             --           3,513              --             --              --
Acquisition ..........................................             --              --              --          2,000              --
Gain on valuation of
  investment securities
  (capital surplus) ..................................         24,628              --              --             --              --
Equity in losses of
  affiliates .........................................        (12,044)             --              --            (56)             --
                                                             --------        --------        --------       --------        --------
At December 31, 2000 .................................         12,584           3,513              --          1,944              --
Acquisition ..........................................             --              --             126             --             239
Disposal .............................................             --              --              --         (1,944)             --
Equity in gains (losses)
  of affiliates ......................................        (12,068)         (3,513)           (126)            --              31
                                                             --------        --------        --------       --------        --------
At December 31, 2001 .................................       (won)516         (won)--         (won)--        (won)--        (won)270
                                                             ========        ========        ========       ========        ========

6. SHORT-TERM AND LONG-TERM LOANS TO EMPLOYEES

   Short-term and long-term loans to employees as of December 31, 1999, 2000 and 2001 are (won)2,347 million, (won)1,640 million and (won)1,707 million, respectively.

7. PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment as of December 31, 1999, 2000 and 2001 are as follows (in millions of Korean won):

                                                                        USEFUL
                                                                         LIVES
                                                                        (YEARS)        1999              2000              2001
                                                                       ----------   -----------      ------------      ------------
Land ........................................................               --      (won)16,318       (won)52,721       (won)52,176
Buildings and ...............................................             5-60           36,325            56,715            73,393
  structures
Machinery and equipment .....................................              4-9            2,652             5,468             6,620
Vehicles ....................................................              5-6              552               806               683
Tools, furniture and fixtures ...............................             4-10           16,436            26,313            29,318
                                                                                    -----------      ------------      ------------
Total .......................................................                            72,283           142,023           162,190
Less accumulated depreciation ...............................                           (12,464)          (21,054)          (27,317)
                                                                                    -----------      ------------      ------------
Net .........................................................                       (won)59,819      (won)120,969      (won)134,873
                                                                                    -----------      ------------      ------------

   At January 1, 1999, 2000 and 2001, the Korean government's declared standard value of land compared to the book value of land owned as of December 31, 1999, 2000 and 2001 is as follows (in million of Korean won) :

                                                  1999              2000               2001
                                               ----------        -----------       -----------
Standard value .............................   (won)8,107        (won)23,260       (won)22,924
Book value .................................       16,318             52,721            52,176

   A certain portion of the Company's land and buildings is pledged as collateral for the Company's short-term borrowings up to (won)4,500 million with Korea Exchange Bank.

   In addition, as of December 31, 2001, a lawsuit relating to payment of construction costs for a building, which was purchased by the Company in 2000, is outstanding between the former building owner and his creditors. In connection with this, the Company made a payment of (won)6 billion to a court on behalf of the former building owner in order to protect its assets. The payment was recorded as an advance payment.

8. SHORT-TERM BORROWINGS DENOMINATED IN KOREAN WON

   Short-term borrowings denominated in Korean won as of December 31, 1999, 2000 and 2001 are as follows (in millions of Korean won):

                                                                        ANNUAL
                                                                     INTEREST RATE
LENDER                                                                     (%)               1999            2000            2001
                                                                        --------           -------         --------      -----------
Korea Exchange Bank.............................................        5.5%-8.7%          (won)--         (won)100      (won)39,205
Hana Bank ......................................................        5.5%-8.9%               --            2,000            6,999
Kookmin Bank ...................................................           6.3%                 --               --            7,000
Shinhan Bank ...................................................        5.7%-9.5%               --            1,400            2,226
                                                                                           -------         --------      -----------
Total ..........................................................                           (won)--       (won)3,500      (won)55,430
                                                                                           =======         ========      ===========

9.    RELATED PARTY TRANSACTIONS

   Detailed related party transactions and account balances as of and for the years ended December 31, 1999, 2000 and 2001 are as follows (in millions of Korean won):

   (1) Transactions with affiliates which are accounted for using the equity method

                                                   1999      2000      2001
                                                -------   -------  --------
     Sales to:
       Mirae America ........................   (won)--   (won)--  (won)352
                                                -------   -------  --------
       DE&T .................................        --        --     1,653
                                                -------   -------  --------
       Total ................................        --        --     2,005
                                                -------   -------  --------
     Interest income from Lycos Korea .......       197       688       688
                                                -------   -------  --------
     Other income from:
       Lycos Korea (Note 1)..................       105       300       147
       Mirae America ........................        --        --       211
       DE&T .................................        --        --        29
                                                -------   -------  --------
       Total ................................       105       300       387
                                                -------   -------  --------
     Commissions to Lycos Korea .............       217       708        --
                                                -------   -------  --------
     Acquisition of property and
       equipment from Mirae America .........        --        --         3
                                                -------   -------  --------
     Sale of property and equipment to
       Lycos Korea ..........................       206        --        --
                                                -------   -------  --------

   In addition, the Company transferred its LCD division to DE&T Co., Ltd. (See
Note 22)

   (2) Account balances with affiliates, which are accounted for using the equity method

                                              1999       2000       2001
                                           ---------- ---------- ----------
     (ASSETS)
     Accounts receivable - trade:
       Mirae America .....................    (won)--    (won)--   (won)352
       DE&T ..............................         --         --        876
                                           ---------- ---------- ----------
       Sub-total .........................         --         --      1,228
                                           ---------- ---------- ----------
     Accounts
       receivable-other:
       Lycos Korea .......................         --        303        150
       DE&T ..............................         --         --        268
                                           ---------- ---------- ----------
       Sub-total .........................         --        303        418
                                           ---------- ---------- ----------
     Accrued income:
       Lycos Korea .......................        197         --         --
                                           ---------- ---------- ----------
       Advance payments:
       Mirae America .....................         --         --        419
                                           ---------- ---------- ----------
       Long-term loans to:
       Lycos Korea (Note 2) ..............      6,250      6,250      6,250
                                           ---------- ---------- ----------
       Total ............................. (won)6,447 (won)6,553 (won)8,315
                                           ========== ========== ==========
     (LIABILITIES)
     Accounts payable - trade:
       DE&T ..............................    (won)--    (won)--   (won)121
                                           ---------- ---------- ----------

                                              1999       2000       2001
                                           ---------- ---------- ----------
     Accounts payable - other
       Lycos Korea .......................        118         --         13
                                           ---------- ---------- ----------
     Accrued expenses:
       Mirae America .....................         --         --         42
                                           ---------- ---------- ----------
     Guarantee deposits payable:
       Lycos Korea (Note 1) ..............        250      4,000         --
                                           ---------- ---------- ----------
       Total .............................   (won)368 (won)4,000   (won)176
                                           ========== ========== ==========

   (Note 1) Lycos Korea currently leases office space from the Company. In connection with such lease, Lycos Korea provided the Company with a guarantee deposit of (Won) 4,000 million in December 2000; however, the guarantee deposit was waived as of October 2001. Prior to providing the guarantee deposit in 2000, Lycos Korea paid monthly rental fees to the Company totaling (Won) 113 million in 2000. After waiving the guarantee deposit in 2001, Lycos Korea paid monthly rental fees to the Company amounting to (Won) 130 million.

   (Note 2) In May 1999, the Company agreed to provide Lycos Korea with a loan of up to (Won) 6.25 billion pursuant to the Joint Venture Agreement between the Company and Lycos, Inc. which established Lycos Korea. The maturity date of this loan is May 28, 2019 and the interest rate is the overdraft interest rate prescribed by Korean law (11% in 2001). The full amount of principal and interest due on this loan remained unpaid as of June 29, 2002.

   (3) Transactions with other related parties

                                              1999       2000       2001
                                           ---------- ---------- ----------

     Sales to Cyber Bank .................    (won)--    (won)-- (won)5,571
     Interest income from
       Cyber Bank ........................         --         --         54
     Purchase from Testech
       (Note 3) ..........................         --      2,820      2,536

(Note 3) Testech is a related company through common ownership.

   (4) Accounts balances with other related parties

                                              1999       2000       2001
                                           ---------- ---------- ----------
     (ASSETS)
     Accounts receivable - trade:
     Cyber Bank ..........................    (won)--    (won)-- (won)2,382
     Accounts receivable -
       other:
     Testech .............................         --         --          4

     (LIABILITIES)

     Accounts payable - trade:
     Testech .............................         --         96        979
     Guarantee deposits payable
     Cyber Bank ..........................         --         --      3,822

10. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

   The details of monetary assets and liabilities denominated in foreign currencies as of December 31, 1999, 2000 and 2001 are as follows (in millions of Korean won, thousands of U.S. dollars, euros and yens):

                                                FOREIGN CURRENCIES
                                       ------------------------------------
                                           1999        2000         2001
                                       -----------  -----------  ----------
     Cash and cash
       equivalents .................   $       59   $    3,990   $    3,179
             " .....................        (Y)--        (Y)--    (Y)28,292
     Accounts receivable -
       trade .......................   $    5,459   $   18,969   $   10,218
             " .....................        (Y)--        (Y)--       (Y)994
     Accounts payable -
       trade .......................   $       13   $      250   $        9
             " .....................        (Y)--   (Y)957,240     (Y)3,960
             " .....................        EUR--        EUR--       EUR 13

                                                 KOREAN WON EQUIVALENT
                                              ------- ---------- ----------
                                               1999      2000       2001
                                              ------- ---------- ----------
     Cash and cash
       equivalents .......................    (won)67 (won)5,026 (won)4,215
             " ...........................         --         --        286
     Accounts receivable -
       trade .............................      6,253     23,895     13,550
             " ...........................         --         --         10
     Accounts payable -
       trade .............................         15        315         12
             " ...........................         --     10,544         40
             " ...........................         --         --         16

11. CAPITAL STOCK AND CAPITAL SURPLUS

   The Company's capital stock consists entirely of common stock. The par value and the number of shares authorized, issued and outstanding as of December 31, 1999, 2000 and 2001 are as follows :

                                        1999         2000          2001
                                    -----------   -----------   -----------
     Par value (in Korean won) ..      (won)100      (won)100      (won)100
     Authorized shares ..........   351,000,000   351,000,000   351,000,000
     Issued shares ..............   109,687,500   124,637,500   124,637,500
     Outstanding shares, net
       of treasury stock ........   108,053,500   123,003,500   123,003,500

   Changes in capital stock and additional paid-in capital in 1999, 2000 and 2001 are as follows (in millions of Korean won except for share data) :

                                                                          NUMBERS OF                               ADDITIONAL
                                                                            SHARES             CAPITAL               PAID-IN
                                                                            ISSUED              STOCK                CAPITAL
                                                                         -----------          -----------          ------------
     At January 1, 1999 .......................................          109,687,500          (won)10,969          (won)115,225
     Offset of unamortized stock issuance
       costs (note a) .........................................                   --                   --                  (96)
     Additional issuance by consolidated
       subsidiary to outside entity (note b) ..................                   --                   --                1,205
                                                                         -----------          -----------          ------------

                                                                          NUMBERS OF                               ADDITIONAL
                                                                            SHARES             CAPITAL               PAID-IN
                                                                            ISSUED              STOCK                CAPITAL
                                                                         -----------          -----------          ------------
     At December 31, 1999 .....................................          109,687,500               10,969              116,334
     Issuance of ADSs (note c) ................................           14,950,000                1,495              126,623
     Disposal of investment in the common
       stock of consolidated subsidiary (note d) ..............                   --                   --                  247
     Additional issuance by equity method
       affiliate to outside entity (note e) ...................                   --                   --               24,628
     Additional issuance by consolidated
       subsidiary to outside entity (note f) ..................                   --                   --                8,777
                                                                         -----------          -----------          ------------
     At December 31, 2000 .....................................          124,637,500               12,464              276,609
     Additional issuance by consolidated
       subsidiary to outside entity (note g) ..................                   --                   --                2,649
     Gain on disposal of treasury stock .......................                   --                   --                7,448
     Offset against deficit ...................................                   --                   --              (65,263)
                                                                         -----------          -----------          ------------
     At December 31, 2001 .....................................          124,637,500          (won)12,464          (won)221,443
                                                                         ===========          ===========          ============

(note a) In accordance with revised Korean GAAP, unamortized stock issuance costs carried over from 1998 have been offset against additional paid-in capital at the beginning of 1999.

(note b) On September 21, 1999, SoftForum, a majority-owned subsidiary of the Company, sold 17,200 additional shares at a premium to an outside entity, Dongwon Venture Capital Co., Ltd., for (won)116,300 per share. As a result of such issuance, the Company's equity in SoftForum increased by (won)1,205 million.

(note c) On February 22, 2000, the Company issued 7,475,000 American Depositary
         Shares ("ADSs") representing 14,950,000 shares of common stock at $8.04 per share, or $16.08 per ADS. The ADSs are evidenced by certificates called American Depositary Receipts. As a result of the issuance of ADSs, the Company's common stock and additional paid-in capital increased by (won)1,495 million and (won)126,623 million, respectively.

(note d) During March 2000, the Company sold 16,000 shares of its common stock in SoftForum, a subsidiary of the Company, to SoftForum's employees at a price of (won)30,000 per share (par value : (won)5,000 per share). As a result of such sale, a portion of the increased additional paid-in capital resulting from the equity transaction on September 21, 1999, as described in note b, was reduced by (won)55 million. In addition, the gain on disposal of 16,000 shares of its common stock in SoftForum, amounting to (won)302 million, net of income tax effect of (won)134 million, was accounted for as additional paid-in capital in accordance with Korean GAAP.

(note e) In February 2000, Lycos Korea issued and sold 3,122 additional shares at a premium to outside entities including Mirae Asset Venture Capital, Sumitomo Corp., SingTel and Hikari, for (won)18,000,000 per share (par value : (won)5,000 per share). As a result of such issuance, the Company's equity ownership in Lycos Korea decreased from 50% to 43% and its investment increased by (won)24,628 million.

(note f) On March 29, 2000, SoftForum issued and sold 46,000 additional shares at a premium to Dongwon Venture Capital and Mirae Asset Venture Capital for (won)350,000 per share. As a result of such issuance, the Company's equity ownership in SoftForum decreased from 60.1% to 55.5% and its investment increased by (won)8,777 million.

(note g) After registering its shares on the KOSDAQ market, SoftForum issued and sold 2,019,280 additional shares at a premium to public for (won)7,300 per share. As a result of such issuance, the Company's equity ownership in SoftForum decreased from 55.5% to 41.5% and its investment increased by (won)2,649 million.

12. RETAINED EARNINGS (DEFICITS)

   The details of appropriated retained earnings as of December 31, 1999, 2000 and 2001 are as follows (in millions of Korean won):

                                                                                1999             2000             2001
                                                                            -----------       -----------       -------
     Legal reserve ...............................................           (won)1,480        (won)1,670       (won)--
     Reserve for business ........................................                3,859             6,859            --
       rationalization
     Reserve for improvement of ..................................                1,328             1,328            --
       financial structure
     Reserve for overseas market .................................                   46                31            --
       exploration
     Reserve for investment in small
       and medium-sized companies ................................                  198               132            --
     Reserve for technological ...................................                3,000             2,000            --
       development
     Voluntary reserve ...........................................               16,000            16,000            --
                                                                            -----------       -----------       -------
                                                                            (won)25,911       (won)28,020       (won)--
                                                                            ===========       ===========       =======

   Changes in unappropriated retained earnings (undisposed deficits) for the years ended December 31, 1999, 2000 and 2001 are as follows (in millions of Korean won):

                                                                             1999                 2000                 2001
                                                                          ----------           ----------          -----------
     Unappropriated retained earnings
       at beginning of the year ................................          (won)8,981           (won)6,208           (won)4,838
     Changes in unappropriated retained earnings:

     Equity in net loss of affiliate
       (see Note 5) ............................................                  --               (1,685)                  --
     Cumulative effect on prior years
       of change in accounting policy
       of adopting deferred income
       taxes (see Note 17) .....................................                (234)                  --                   --
     Other .....................................................                  --                   --                   16
                                                                          ----------           ----------          -----------
     Sub-total .................................................               8,747                4,523                4,854
     Transfers from appropriated
       reserves or disposition of
       deficits:
     Legal reserve .............................................                  --                   --                1,670
     Reserve for business
       rationalization .........................................                  --                   --                6,859
     Reserve for improvement of
       financial structure .....................................                  --                   --                1,329
     Reserve for overseas market
       exploration .............................................                  16                   15                   31
     Reserve for investment in small
       and medium-sized companies ..............................                  58                   66                  132
     Reserve for technological
       development .............................................                 304                1,000                2,000
     Voluntary reserve .........................................                  --                   --               16,000
     Other capital surplus .....................................                  --                   --                7,448
     Additional paid-in capital ................................                  --                   --               57,814
                                                                          ----------           ----------          -----------
     Sub-total .................................................                 378                1,081               93,283
                                                                          ----------           ----------          -----------
     Net income (loss) .........................................                (236)               4,270              (99,148)
                                                                          ----------           ----------          -----------
                                                                               8,889                9,874               (1,011)
     Proposed appropriations:
     Legal reserve .............................................                 220                  190                   --
     Reserve for business
       rationalization .........................................                 300                3,000                   --
     Cash dividends ............................................               2,161                1,846                   --
                                                                          ----------           ----------          -----------
     Sub-total .................................................               2,681                5,036                   --
                                                                          ----------           ----------          -----------
     Unappropriated retained earnings
       (undisposed deficits) to be
       carried forward to the
       following year ..........................................          (won)6,208           (won)4,838          ((won)1,011)
                                                                          ==========           ==========          ===========

   Retained earnings available for dividends as of December 31, 1999, 2000 and 2001 were (won)22,208 million, (won)20,838 million and nil, respectively.

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

   c. Reserve for Improvement of Financial Structure

   The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to the net gain (net of related income taxes, if any) on the disposition of property, plant and equipment be appropriated as a reserve for improvement of financial structure until the ratio of shareholders' equity to total assets reaches 30%. The reserve for improvement of financial structure may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

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

13. DIVIDEND DISCLOSURE

   Details of dividends which were declared for the years ended December 31, 1999, 2000 and 2001 are as follows (in millions of Korean won, except for share data) :

                                NUMBER OF
     FISCAL                       SHARES       FACE      DIVIDEND
      YEAR    DIVIDEND TYPE     OUTSTANDING    VALUE       RATIO    DIVIDENDS
      ----    -------------     -----------    -----       -----    ---------
      1999    Cash dividends    108,053,500   (won)100     20.00%  (won)2,161
      2000    Cash dividends    123,003,500   (won)100     15.00%  (won)1,846
      2001    Cash dividends    123,003,500   (won)100      --%     (won)--


14. TREASURY STOCK

   As of December 31, 2001, the Company holds 1,634,000 shares of treasury stock (book value: -4,843 million) in order to stabilize the market price of its stock. During the year ended December 31, 2001, the Company acquired 7,700,000 shares of treasury stock in the market for (won)10,000 million and later sold all shares for (won)17,448 million. A gain from disposal of treasury stock amounting to (won)7,448 million was used to offset the deficit. Changes in treasury stock during the years ended December 31, 1999, 2000 and 2001 are as follows (in millions of Korean won except for share data):

                                         NUMBER OF
                                          TREASURY      CARRYING
                                            STOCK        AMOUNT
                                         ----------    ----------
              At January 1, 1999, 2000
                and 2001 .............    1,634,000    (won)4,843
              Purchase of treasury
                stock ................    7,700,000        10,000
              Disposal of treasury
                stock ................   (7,700,000)      (10,000)
                                         ----------    ----------
              At December 31, 2001 ...    1,634,000    (won)4,843
                                         ==========    ==========

   The Company intends to sell its treasury stock in the market in the future. No dividends will be paid on treasury stock (see Note 13).

15. SALES

   Details of sales for the years ended December 31, 1999, 2000 and 2001 are as follows (in millions of Korean won):

                                                                          1999                  2000                   2001
                                                                       -----------           -----------           -----------
          Handlers and components ...........................          (won)20,326           (won)43,754           (won)18,418
          SMD placement systems .............................                9,861                71,251                20,992
          TFT-LCD handlers and testers ......................                3,334                11,166                 5,608
          Lead frame magazines ..............................                3,451                 4,733                    --
          Security solutions products .......................                4,272                 9,501                15,517
            and services
          Sales of raw materials ............................                4,437                    --                    --
          Other .............................................                   --                 5,694                 8,442
                                                                       -----------           -----------           -----------
                                                                       (won)45,681          (won)146,099           (won)68,977
                                                                       ===========           ===========           ============


   Sales for the year ended December 31, 1999 include sales of raw materials to Cen21 Co., Ltd. ("Cen21") (formerly 21st Century Tech. Co., Ltd.), one of the Company's suppliers, totaling (won)4,437 million. Effective July 1, 1999 the Company revised its sales contract with Cen21. Under the revised sales contract with Cen21, the Company no longer sells raw materials nor purchases semi-finished goods from Cen21 related to the SMD placement system components. Instead, the Company pays outsourcing manufacturing service fees at the time the related semi-finished SMD placement systems are delivered to the Company.

16. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

   The details of selling, general and administrative expenses for the years ended December 31, 1999, 2000 and 2001 are as follows (in millions of Korean won) :

                                                                          1999                  2000                   2001
                                                                       -----------           -----------           -----------
          Salaries ..........................................           (won)3,650            (won)7,647           (won)11,343
          Commissions .......................................                1,021                 5,894                 3,527
          Travel ............................................                  398                 1,405                 1,165
          Depreciation ......................................                1,221                 2,701                 3,269
          Entertainment .....................................                  396                   752                   707

                                                                          1999                  2000                   2001
                                                                       -----------           -----------           -----------
          Advertising .......................................                1,449                 2,685                 2,349
          Research and development ..........................               10,008                 3,464                 3,576
          Product warranty ..................................                   --                    --                 5,294
          Bad debts .........................................                  679                   587                10,267
          Other .............................................                1,166                 2,088                 3,824
                                                                       -----------           -----------           -----------
                                                                       (won)19,988           (won)27,223           (won)45,321
                                                                       ===========           ===========           ============

17. INCOME TAXES

   The following is a reconciliation between financial accounting income and taxable income, together with a computation of income taxes for the years ended December 31, 1999, 2000 and 2001 (in millions of Korean won):

                                                                          1999                  2000                   2001
                                                                       -----------           -----------           -----------
          Income (loss) before income
            taxes and minority interest .....................         ((won)5,416)              (won)135          ((won)83,859)
          Additions (deductions):
          Provision for severance
            indemnities .....................................                  439                   632                    92
          Loss from valuation of
            inventories .....................................                  375                   153                16,020
          Entertainment expenses ............................                  406                   656                 7,879
          Accrued interest income ...........................                  824                    82                   (74)
          Gain on valuation of marketable
            securities ......................................                2,585                 1,163                  (158)
          Reversal of tax--free reserves ....................                  377                 1,081                 1,081
          Special deduction for increase
            in capital stock ................................                 (338)                   --                    --
          Net loss of consolidated
            affiliate .......................................                2,765                 4,163                 1,680
          Provision for doubtful accounts ...................                   --                 5,015                 9,197
          Depreciation ......................................                  109                 1,162                  (401)
          Foreign exchange gain .............................                   --                   (51)                   --
          Loss from impairment of
            deferred development costs ......................                   --                    --                 1,171
          Loss from impairment of
            investments securities ..........................                   --                    --                 8,457
          Gain from disposal of treasury
            stock ...........................................                   --                    --                 7,448
          Equity in losses of affiliate .....................                   50                 9,664                14,580
          Other .............................................                 (420)                  431                (1,868)
                                                                       -----------           -----------           -----------
          Total .............................................                1,756                24,286               (18,755)
          Add back
            -Net operating loss
              carry-forwards of the
              Company (Note a) ..............................                   --                    --                21,844
                                                                       -----------           -----------           -----------
          Net taxable income ................................           (won)1,756           (won)24,286            (won)3,089
                                                                       ===========           ===========           ============
          Corporate income taxes at
            statutory Korean corporate

            income tax rates of 28% .........................             (won)468              on)6,776              (won)843
          Special tax credit for small
            and medium-sized venture
            companies .......................................                  (96)                 (362)                 (415)
          Tax credit for technology and
            human resource development
            and capital investments .........................                 (114)               (2,861)                   --
                                                                       -----------           -----------           -----------
          Corporate income taxes payable ....................                  258                 3,553                   428
          Resident surtax payable ...........................                   26                   355                    43
          Special surtax for agriculture
            and fishery industries ..........................                   19                    38                    --
                                                                       -----------           -----------           -----------
          Total income taxes payable ........................             (won)303            (won)3,946              (won)471
                                                                       ===========           ===========           ============

(note a) In Korea, there is no tax payment system based on consolidated taxable income (or loss). The net operating loss carry-forwards were added to show taxable income on a consolidated basis.

   The provision for income taxes for the years ended December 31, 1999, 2000 and 2001 consists of the following (in millions of Korean won):


                                                                          1999                  2000                   2001
                                                                       -----------           -----------           -----------
          Currently payable .................................             (won)303            (won)3,946              (won)471
          Deferred (note a) .................................               (5,699)               (8,298)               13,763
          Adjustment (note b) ...............................                   --                   750                    --
                                                                       -----------           -----------           -----------
          Income tax expense (benefit) ......................         ((won)5,396)          ((won)3,602)           (won)14,234
                                                                       ===========           ===========           ============

(note a) Effective January 1, 1999, in accordance with Korean GAAP, the Company was required to account for deferred income taxes. The cumulative effect on prior periods of such change in accounting policy amounting to (won)234 million was reflected as a direct adjustment to unappropriated retained earnings as of January 1, 1999, in accordance with Korean GAAP. Restatement of prior period financial statements is not permitted.

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

   The difference between income tax expense (benefit) computed using the statutory income tax rate and the recorded income tax expense (benefit) for the years ended December 31, 1999, 2000 and 2001 is attributable to the following (in millions of Korean won):

                                                                          1999                  2000                   2001
                                                                       -----------           -----------           -----------
     Income tax expense (benefit) at
       statutory income tax rate of
       28% ..................................................          ((won)1,516)              (won)38          ((won)23,481)
     Resident surtax ........................................                 (151)                    4                (2,348)
     Tax credit for technology and
       human resource development
       and capital investments ..............................               (4,212)               (3,991)                 (451)
     Special deduction for increase
       in capital stock .....................................                 (104)                   --                    --
     Special tax credit for small
       and medium-sized venture
       companies ............................................                 (106)                 (398)                 (457)
     Tax effect of permanent
       differences ..........................................                  344                   241                 4,879
     Change in valuation allowance ..........................                  851                 1,282                36,480
     Other ..................................................                 (502)                 (778)                 (388)
                                                                       -----------           -----------           -----------
     Recorded income tax expense
       (benefit) ............................................          ((won)5,396)          ((won)3,602)          (won)14,234
                                                                       ===========           ===========           ============

   The tax effects of each type of temporary difference, net operating loss carry-forwards and tax credit carry-forwards that gave rise to a significant portion of the deferred tax assets at December 31, 1999, 2000 and 2001 are as follows (in millions of Korean won):

                                                                          1999                  2000                   2001
                                                                       -----------           -----------           -----------
     Current:
     Accrued interest income ................................            ((won)342)             ((won)42)             ((won)33)
     Gain on valuation of marketable ........................                 (367)                   (9)                  (48)
       securities
     Loss from valuation of .................................                  204                   252                 4,988
       inventories
     Tax-free reserves ......................................                 (116)                 (333)                 (321)

     Other ..................................................                    3                     3                    --
                                                                       -----------           -----------           -----------
     Sub-total ..............................................                 (618)                 (129)                4,586
                                                                       -----------           -----------           -----------
     Non-current portion:

                                                                          1999                  2000                   2001
                                                                       -----------           -----------           -----------
     Provision for severance ................................                  358                   552                   530
       indemnities
     Tax-free reserves ......................................                 (883)                 (333)                   --
     Net operating loss .....................................                   --                    --                 6,488
       carry-forwards (note b)
     Net loss of consolidated ...............................                   54                 1,336                 3,410
       subsidiaries
     Tax credit carry-forwards (note .........................               6,406                 7,345                 7,604
       b)
     Research and development costs .........................                  146                    97                  (142)
     Impairment loss from investment ........................                   --                    --                 2,512
       securities
     Equity in losses of affiliate ..........................                   15                 4,106                 8,289
     Depreciation ...........................................                   33                   392                   259
     Provision for doubtful accounts ........................                   --                 1,545                 4,221
     Other ..................................................                    8                   188                    59
                                                                       -----------           -----------           -----------
     Sub-total ..............................................                6,137                15,228                33,230
                                                                       -----------           -----------           -----------
     Net deferred tax assets ................................                5,519                15,099                37,816

     Valuation allowance (note a) ...........................                  (54)               (1,336)              (37,816)
                                                                       -----------           -----------           -----------

     Net deferred tax assets ................................           (won)5,465           (won)13,763               (won)--
                                                                       ===========           ===========           ============

(note a) A full valuation allowance has been provided for the tax effect of temporary differences, net loss of consolidated subsidiaries, net operating loss carry-forwards and tax credit carry-forwards as of December 31, 2001 since the Company's management believes that the realization of the deferred tax assets is uncertain.

(note b) At December 31, 2001, the Company had tax credit carry-forwards for tax purposes relating to technology and human resource development and capital investments, of which (won)488 million will expire in 2004,
         (won)3,403 million in 2006, (won)3,262 million in 2007 and (won)451 million in 2008. The Company also had net operating loss carry-forwards of approximately (won)21,844 million which will expire in 2006.

18. INCOME (LOSS) PER COMMON SHARE

   Net income (loss) per common share for the years ended December 31, 1999, 2000 and 2001 are computed as follows (in millions of Korean won, except for share data):

                                                                          1999                  2000                   2001
                                                                       -----------           -----------           -----------
     Net income (loss) ......................................            ((won)236)           (won)4,270          ((won)99,148)
     Weighted average number of
       shares outstanding ...................................          108,053,500           120,838,609           120,124,021
                                                                       -----------           -----------           -----------
     Basic and diluted income (loss)
       per common share (note a) ............................              ((won)2)              (won)35            ((won)825)
                                                                       ===========           ===========           ============

(note a) Weighted average number of shares outstanding for the years ended December 31, 1999, 2000 and 2001 is calculated as follows:


                                                                                               WEIGHTED
                                                                   NUMBERS OF                  NUMBER OF
     1999                                                           SHARES         DAYS         SHARES
     ----                                                         ----------- -------------- --------------
     Beginning balance ..............................             109,687,500       365      40,035,937,500
     Treasury stock .................................              (1,634,000)      365        (596,410,000)
                                                                  -----------                --------------
     Total ..........................................             108,053,500                39,439,527,500
                                                                  ===========                --------------
                                                                                                       /365
                                                                                             --------------
     Weighted average number of
       shares .......................................                                           108,053,500
                                                                                             --------------

                                                                                               WEIGHTED
                                                                   NUMBERS OF                  NUMBER OF
     2000                                                           SHARES         DAYS         SHARES
     ----                                                         ----------- -------------- --------------
     Beginning balance ..............................             109,687,500       366      40,145,625,000
                                                                  ----------- -------------- --------------
     Issuance of ADSs ...............................              14,950,000       313       4,679,350,000
     Treasury stock .................................              (1,634,000)      366        (598,044,000)
                                                                  -----------                --------------
     Total ..........................................             123,003,500                44,226,931,000
                                                                  ===========                          /366
                                                                                             --------------
     Weighted average number of
       shares .......................................                                           120,838,609
                                                                                             ==============

                                                                                               WEIGHTED
                                                                   NUMBERS OF                  NUMBER OF
     2001                                                           SHARES         DAYS         SHARES
     ----                                                         ----------- -------------- --------------
     Beginning balance ..............................             124,637,500       365      45,492,687,500
     Treasury stock .................................              (1,634,000)      365        (596,410,000)
     Acquisition of treasury stock ..................              (7,700,000)      144      (1,108,800,000)
     Disposal of treasury stock .....................                 720,000        18          12,960,000
                 " ..................................                 533,650        15           8,004,750
                 " ..................................                 180,000        14           2,520,000
                 " ..................................                 430,000         8           3,440,000
                 " ..................................               3,260,000         6          19,560,000
                 " ..................................               1,000,000         5           5,000,000
                 " ..................................               1,576,350         4           6,305,400
                                                                  -----------                --------------
     Total ..........................................             123,003,500                43,845,267,650
                                                                  ===========
                                                                                                       /365
                                                                                             --------------
     Weighted average number of
       shares .......................................                                           120,124,021
                                                                                             ==============

(note b) The outstanding stock options as of December 31, 2001 and 2000 were not included in the computation of diluted earnings per share because the options exercise price were greater than the average market price of the common shares during the years ended December 31, 2001 and 2000 and therefore, the effect would be anti-dilutive.

19. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

   A substantial portion of the Company and its subsidiaries' sales for the years ended December 31, 1999, 2000 and 2001 are made to customers in the semiconductor industry. Details of customers accounting for 10% or more of the Company and its subsidiaries' sales are as follows (in millions of Korean won):

                                                                          1999                  2000                   2001
                                                                       -----------           -----------           -----------
      CUSTOMERS
---------------------------------
     Samsung Electronics Co., Ltd. ..........................          (won)13,164           (won)19,459           (won)15,212
     Quad Systems Co., Ltd. .................................                4,810                 8,438                    --
     Other ..................................................               27,707               118,202                53,765
                                                                       -----------           -----------           -----------
                                                                       (won)45,681          (won)146,099           (won)68,977
                                                                       ===========           ===========           ============

   The related accounts receivable balances from the above major customers as of December 31, 1999, 2000 and 2001 are as follows (in millions of Korean won):

                                                                          1999                  2000                   2001
                                                                       -----------           -----------           -----------
      CUSTOMERS
---------------------------------
     Samsung Electronics Co., Ltd. ..........................           (won)3,725              (won)890              (won)863
     Quad Systems Co., Ltd. .................................                3,142                    --                    --
     Other ..................................................                9,109                64,973                39,548
                                                                       -----------           -----------           -----------
     Total ..................................................               15,976                65,863                40,411
     Allowance for doubtful accounts ........................                 (494)                 (657)               (4,002)

     Present value discount .................................                   --                  (108)                   --
                                                                       -----------           -----------           -----------
     Net ....................................................          (won)15,482           (won)65,098           (won)36,409
                                                                       ===========           ===========           ============


20. SEGMENT INFORMATION

      (1) Export Sales

   The Company had foreign export sales amounting to 35.19%, 40.42% and 17.87% of total sales for the years ended December 31, 1999, 2000 and 2001, respectively. The export sales were made principally to the following locations:

                                               1999        2000        2001
                                              ------      ------      ------
       Asia...............................     8.06%      24.81%      10.16%
       Europe.............................    13.63%       6.16%       5.56%
       United States......................    13.50%       9.45%       2.15%
                                              35.19%      40.42%      17.87%

      (2) Business Segment Information

   Through 1998, the Company operated in one major business segment, the handler manufacturing business. As the Company expanded its sales of SMD placement systems, TFT-LCD handlers and testers and security solutions, additional business segments were designated. Sales, operating income (loss), identifiable assets, capital expenditures and depreciation as of and for the years ended December 31, 1999, 2000 and 2001, pertaining to the business segments in which the Company and its subsidiaries operated are presented as follows (in millions of Korean won):

                                                                                                                    DEPRECIATION
                                                                        OPERATING                                   OF PROPERTY,
                                                                         INCOME      IDENTIFIABLE     CAPITAL        PLANT AND
                                                         SALES           (LOSS)         ASSETS      EXPENDITURES      EQUIPMENT
                                                      ------------     ----------    ------------    -----------     ----------
     (AS OF AND FOR THE YEAR
       ENDED DECEMBER 31, 1999)
     Handlers and components ......................    (won)20,326       (won)723     (won)28,676     (won)1,180       (won)804
     SMD placement systems ........................         14,298         (8,953)         58,455         10,515          2,081
     TFT-LCD handlers and
       testers ....................................          3,334         (3,303)          6,175            528            292
     Lead frame magazines .........................          3,451            204           1,701             28             70
     Security solutions ...........................          4,272            911           4,026            307            107
     Research and
       development center .........................             --             --          11,896          9,713          2,135
     Other ........................................             --             --              --            919            281
                                                      ------------   ------------    ------------    -----------     ----------
     Consolidated .................................    (won)45,681   ((won)10,418)   (won)110,929    (won)23,190     (won)5,770
                                                      ============   ============    ============    ===========     ==========

                                                                                                                    DEPRECIATION
                                                                        OPERATING                                   OF PROPERTY,
                                                                         INCOME      IDENTIFIABLE     CAPITAL        PLANT AND
                                                         SALES           (LOSS)         ASSETS      EXPENDITURES      EQUIPMENT
                                                      ------------     ----------    ------------    -----------     ----------

     (AS OF AND FOR THE YEAR
       ENDED DECEMBER 31, 2000)
     Handlers and components ......................    (won)43,754     (won)6,420     (won)40,420       (won)431       (won)976
     SMD placement systems ........................         71,251            944         126,532          2,946          3,556
     TFT-LCD handlers and
       testers ....................................         11,166          1,860           4,173            318            426
     Lead frame magazines .........................          4,733            277           1,650             --             12
     Security solutions ...........................          9,501          1,643          19,972            919            330
     Research and
       development center .........................             --             --          15,964          1,923          2,257
     LCD merchandise business .....................          5,050            302          10,980             --             --
     Other ........................................            644         (3,947)             --         63,871          1,455
                                                      ------------   ------------    ------------    -----------     ----------
     Consolidated .................................   (won)146,099     (won)7,499    (won)219,691    (won)70,408     (won)9,012
                                                      ============   ============    ============    ===========     ==========

                                                                                                                    DEPRECIATION
                                                                        OPERATING                                   OF PROPERTY,
                                                                         INCOME      IDENTIFIABLE     CAPITAL        PLANT AND
                                                         SALES           (LOSS)         ASSETS      EXPENDITURES      EQUIPMENT
                                                      ------------     ----------    ------------    -----------     ----------
     (AS OF AND FOR THE YEAR
       ENDED DECEMBER 31, 2001)
     Handlers and components ......................    (won)18,418   ((won)11,059)    (won)36,077       (won)134       (won)717
     SMD placement systems ........................         20,992        (18,334)         91,642            205          1,925
     TFT-LCD handlers and
       testers ....................................          5,608         (1,753)             --             --            119
     Security solutions ...........................         15,517          1,406          37,017            318            468
     Research and
       development center .........................             --             --          25,217         17,421          1,754
     Other ........................................          8,442        (10,194)             --          5,515          2,588
                                                      ------------   ------------    ------------    -----------     ----------
     Consolidated .................................    (won)68,977   ((won)39,934)   (won)189,953    (won)23,593     (won)7,571
                                                      ============   ============    ============    ===========     ==========

21. COMMITMENTS AND CONTINGENCIES

   a. Checks and Promissory Notes Provided as Collateral

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

   The Company has provided a promissory note amounting to (won)10 billion to Korea Exchange Bank ("KEB") as collateral for repayment of short-term borrowings in accordance with normal Korean business practices. In the event the Company failed to repay its short-term borrowings from KEB, the note would be utilized by KEB. Company management does not currently anticipate any such loss.

   b. Guarantees Provided by the Company and Subsidiaries

   The Company has provided MOL, one of its consolidated subsidiaries, with a guarantee amounting to (won)11 billion plus US$700 thousand relating to MOL's short-term borrowings. In connection with the subsidiary's borrowings subsequent to December 31, 2001, estimated losses of the payments to be made on behalf of MOL in the amount of (won)3,739 million were recorded at December 31, 2001, as a provision for guarantees issued.

   In addition, the Company has provided its employee association with guarantees totaling (won)1,056 million for the Company's common stock purchases.

   c. Guarantees Received from Other Parties

   Guarantees received by the Company from other companies as of December 31, 2001 are as follows (in millions of Korean won and thousands of U.S. dollars):

                            AMOUNT                       REMARK
                         -----------    ----------------------------------------
Seoul Guarantee........  (won)1,923     Guarantees for timely delivery and other
KEB                          11,173     Letters of credit and other
                          (US$8,400)
Shinhan Bank...........      20,000     Guarantees for import / export
Kookmin Bank...........      14,000     Guarantees for import / export and other
                        ------------    ----------------------------------------
                        (won)47,096
                        ============

22. TRANSFER OF LCD DIVISION

   On August 1, 2001, the Company transferred its LCD division with total assets of (won)1,445 million and total liabilities of (won)620 million to DE&T Co., Ltd., an affiliated company, for (won)825 million in accordance with a resolution made at the board of directors' meeting dated July 12, 2001. The condensed financial information of the transferred LCD division for the year ended December 31, 2000 and for the seven months ended July 31, 2001 is as follows (in millions of Korean won):

                                      2000 (12 MONTHS)     2001 (7 MONTHS)
                                      ----------------     ---------------
Sales.............................        11,166                5,608
Operating income (loss)...........         1,859               (1,753)

23. INSURANCE

   At December 31, 2001, certain of the Company's assets are insured with local insurance companies as follows (in millions of Korean won):

           ASSET                                     RISK                      BOOK VALUE              COVERAGE
-----------------------------        --------------------------------         ------------           -----------
Property, plant and equipment        Fire and comprehensive liability          (won)68,193           (won)49,716
Inventories                          Comprehensive liability                        52,285                12,000
                                                                              ------------           -----------
Total                                                                         (won)120,478           (won)61,716
                                                                              ============           ===========

   The Company maintains product liability insurance coverage to third parties amounting to US$800 thousand related to its SMD placement systems manufactured and exported to North and South America, Europe, Africa, Israel and Turkey. In addition, the Company carries director and officer liability insurance policies with up to US$3 million of coverage against losses arising from any claims made against the directors and officers for any alleged wrongful acts in their respective capacities as directors or officers of the Company.

24. STOCK OPTION COMPENSATION PLAN

   In accordance with the approval of the Company's shareholders, the Company granted stock options to its employees. Changes in options outstanding for the years ended December 31, 1999, 2000 and 2001 are as follows (in Korean won):

                                                       NUMBER OF SHARES        WEIGHTED AVERAGE EXERCISE PRICE
                                                       ----------------        -------------------------------
Options outstanding - December 31, 1999.......                    --                            --
Granted.......................................             2,052,000                         8,018
Cancelled.....................................            (1,083,000)                        8,018
                                                       ----------------        -------------------------------
Options outstanding - December 31, 2000.......               969,000                         8,018
Granted.......................................             2,480,000                         1,780
Cancelled.....................................            (1,179,000)                        6,907
                                                       ----------------        -------------------------------
Options outstanding - December 31, 2001.......             2,270,000                         1,780
                                                       ================        ===============================

   The stock options shall become exercisable after three years from the date of grant and shall be exercisable within five years from the first exercisable date. When the length of employment is less than two years after the grant of stock option, the Company may cancel the stock options awarded. Upon exercise of stock options, in accordance with the sole discretion of the board of directors, the Company may (1) grant newly issued common stock, (2) grant treasury stock or
(3) grant the net difference between the exercise price and the market price with either cash or treasury stock.

   As described in Note 2, the Company adopted the fair value based method of accounting for the stock option compensation plan, in which fair value is determined using the Black-Scholes option-pricing model, without considering a volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. Under these accounting policies, total compensation costs were measured at (won)1,528 million for options granted in 2000 and at (won)768 million for options granted in 2001 and are recognized over the service period (2 years). Such compensation costs amounting to (won)588 million in 2000 and
(won)198 million in 2001 were recognized. In addition, because all stock options granted in 2000 were cancelled prior to December 31, 2001, compensation cost recognized in 2000 was reversed and recorded as other income for the year ended December 31, 2001.

   Assuming the Company had considered a volatility factor in estimating the value of its stock options, the pro forma consolidated net income and consolidated net income per common share for the years ended December 31, 2000 and 2001 would have been as follows (in millions of Korean won except per share data):

                                        2000                  2001
                                     -----------         -------------
Net income (loss):
     As reported..................   (won)4,270          ((won)99,148)
     Pro forma....................        3,662               (99,529)
Income (loss) per share:
     As reported..................      (won)35             ((won)825)
     Pro forma....................           30                  (829)

   The assumptions and variables used by the Company in measuring the fair value of stock options granted are as follows:

                                              2000                2001
                                          -----------         -----------
  Risk free interest rate...............      8.65%              6.70%
  Expected life.........................    4 years            4 years
  Volatility factor.....................     64.25%             72.21%
  Dividend yield........................      18.5%              17.5%
  Expected expiration rate of rights....        __%                __%

25. ALLOWANCE FOR DOUBTFUL LONG-TERM LOANS

   On December 18, 2000, Quad Systems Corporation, one of the Company's major customers, filed a voluntary petition for reorganization under Chapter 11 of the Federal Bankruptcy Code of the United States of America. Before Quad filed the voluntary petition for reorganization under Chapter 11, on September 29, 2000 the Company entered into an agreement with Quad to convert the Company's trade receivables to long-term loans, which bear a fixed interest rate of 9% and have a maturity of 2 years, and accordingly, the Company reclassified those receivables to long-term loans in the accompanying consolidated financial statements. For the year ended December 31, 2000, the Company provided an allowance for the entire amount of the loans totaling (won)5,066 million, which was recorded as a loss in other expense. As of December 31, 2001, such loans were fully written off as the Company management believes that the collectibility of such loans is remote.

26. UNCERTAINTIES IN BUSINESS ENVIRONMENT

   Beginning in 1997, Korea and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. This situation is commonly referred to as the 1997 Asian financial crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices.

   The Korean economy continues to experience difficulties, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The banking industry is currently undergoing consolidation and uncertainty exists with regard to the continued availability of financing. The Company and its subsidiaries may be either directly or indirectly affected by the situation described above.

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

27. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

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

   a. Deferred Income Taxes (see Note 2)

   Under previous Korean GAAP, the provision for income taxes was determined based on the amount currently payable under the Korean corporate income tax law. No deferred income taxes were provided. However, effective January 1, 1999, Korean GAAP was changed to require the recognition of deferred tax assets and liabilities for the future tax consequences of operating loss and tax credit carry-forwards and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

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

   b. Research and Development Costs (see Note 2)

   Under Korean GAAP, the Company defers development costs which meet specific conditions such as new product development, technological feasibility, marketability and usefulness, and expenses research costs and ordinary development costs as incurred. Amortization of deferred development costs and research and ordinary development expenses are classified as manufacturing costs or selling, general and administrative expenses depending on their nature.

   Research and development costs charged to expense under US GAAP totaled W16,963 million, (won)20,752 million and (won)15,981 million for the years ended December 31, 1999, 2000 and 2001, respectively.

   c. Marketable Securities and Investment Securities (see Notes 2(e) and 2(l))

   Debt and equity securities bought and held for the purpose of selling them in the near term are considered marketable securities and other securities are investment securities.

   Under Korean GAAP, marketable securities and equity investment securities in listed companies are stated at fair value; and equity investment securities in non-listed companies are generally stated at cost.

   Under US GAAP, Statement of Financial Accounting Standards No. 115 (SFAS No.
115) "Accounting for Certain Investments in Debt and Equity Securities", requires that marketable equity securities and all debt securities be classified into three categories and be accounted for as follows:

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

   Under US GAAP, the Company's marketable securities are classified as trading securities at December 31, 1999, 2000 and 2001. All investment securities consist of equity investments in affiliates or non-listed companies, which are not affected by SFAS No. 115. Gross proceeds from the sale of marketable securities were (won)105,353 million, (won)107,756 million and (won)127,529 million for the years ended December 31, 1999, 2000 and 2001, respectively. The net realized gains arising from such sales were (won)4,815 million, (won)3,378 million and (won)1,959 million for the years ended December 31, 1999, 2000 and 2001, respectively.

   Information with respect to marketable securities affected by SFAS No. 115 at December 31, 1999, 2000 and 2001 is as follows (in millions of Korean won):

                                                                                         GROSS
                                        COST             GROSS UNREALIZED GAINS    UNREALIZED LOSSES         FAIR VALUE
                                   -------------         ----------------------    -----------------        ------------
At December 31, 1999:
        Equity securities.......    (won)4,325                (won)1,186              ((won)82)              (won)5,429
        Debt securities.........         6,684                     1,110                  (131)                   7,663
                                   -------------         ----------------------    -----------------        ------------
                                   (won)11,009                (won)2,296             ((won)213)             (won)13,092
                                   =============         ======================    =================        ============
At December 31, 2000:
        Debt securities.........         8,831                        29                    --                    8,860
                                   =============         ======================    =================        ============
                                    (won)8,831                   (won)29                  (won)              (won)8,860
                                   =============         ======================    =================        ============
At December 31, 2001:
        Equity securities.......      (won)663                   (won)--             ((won)151)                (won)512
        Debt securities.........        22,911                       338                    --                   23,249
                                   =============         ======================    =================        ============
                                   (won)23,574                  (won)338              (won)151)             (won)23,761
                                   =============         ======================    =================        ============

   d. Revenue Recognition

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

   Under US GAAP, sales recognition is not permitted where there is an obligation to repurchase finished or semi-finished products from an outsourced manufacturer. Under Korean accounting practices, sales recognition is permitted in such cases. In 1999, the Company recognized sales upon the supply of raw materials to its outsourced manufacturer, Cen21 Co., Ltd., in which the raw materials are used in the manufacture of semi-finished products to be purchased by the Company. Sales for the year ended December 31, 1999, which were not recognized under US GAAP, include the sales of raw materials to Cen21 Co., Ltd. in the amount of (won)4,437 million, which approximated cost plus a 10% margin.

   e. Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of

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

   f. Costs for Product Warranties (see Note 2)

   Under Korean GAAP, product warranty expenditures have been included as incurred in manufacturing costs, which have been allocated between cost of sales and inventories. Such amounts included in inventories as of December 31, 1998 only have been charged to cost of sales as the related inventories are sold. Effective January 1, 2001 such expenditures are classified as an item of selling, general and administrative expenses for more appropriate financial statement presentation. Under US GAAP, warranty costs are accrued and expensed at the time of sale based on historical experience and expected future costs and classified as cost of sales.

   g. Comprehensive Income

   Under Korean GAAP, there is no requirement to present comprehensive income. Under US GAAP, comprehensive income and its components must be presented in the financial statements. Comprehensive income includes all changes in shareholders' equity during a period except those resulting from investments by, or distributions to, owners, including certain items not included in the current results of operations. There were no such changes in the Company's shareholders' equity in all periods presented.

   h. Dividends

   Under Korean GAAP, proposed cash dividends are recorded as a current liability. Under US GAAP, a liability for cash dividends is not recorded until the dividends have been approved.

   i. Loss from Valuation of Inventories

   Under Korean GAAP, loss from valuation of inventories is classified as other expense, while loss from valuation of inventories is classified as cost of sales under US GAAP.

   j. Applying the Equity Method of Accounting

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

   Summarized financial information of Lycos Korea as of December 31, 1999, 2000 and 2001 and for the period from May 21, 1999 (date of incorporation) to December 31, 1999 and for the years ended December 31, 2000 and 2001 is as follows (in millions of Korean won):

                                                           1999                          2000                        2001
                                                       -----------                  ------------                -------------
Current assets
     Cash and cash equivalents...................      (won)1,176                    (won)1,024                  (won)1,754
     Other current assets........................           1,897                        30,409                      17,089
Property and equipment, net......................           3,515                        17,085                      23,172
Investments......................................              --                         8,969                       1,129
Other assets.....................................             351                         4,115                          24
                                                       -----------                  ------------                -------------
Total assets.....................................      (won)6,939                   (won)61,602                 (won)43,168
                                                       ===========                  ============                =============
Current liabilities..............................      (won)3,944                   (won)18,945                 (won)33,178
Long-term borrowings from affiliate..............           6,250                         6,250                       6,250
Obligations under capital lease..................           1,616                         7,243                       1,373
Severance indemnities............................              --                            66                         406
                                                       -----------                  ------------                -------------
Total liabilities................................          11,810                        32,504                      41,207
Common stock.....................................             100                           116                       3,468
Additional paid-in capital.......................              --                        56,169                      52,816
Accumulated deficit..............................          (4,971)                      (27,187)                    (55,091)
Capital adjustments..............................              --                            --                         768
                                                       -----------                  ------------                -------------
Total shareholders' equity (deficiency in
  assets)........................................          (4,871)                       29,098                       1,961
                                                       -----------                  ------------                -------------
Total liabilities and shareholders' equity
  (deficiency in assets).........................      (won)6,939                   (won)61,602                 (won)43,168
                                                       ===========                  ============                =============

                                                       PERIOD FROM
                                                     MAY 21, 1999 TO                 YEAR ENDED                    YEAR ENDED
                                                       DECEMBER 31,                 DECEMBER 31,                  DECEMBER 31,
                                                           1999                          2000                         2001
                                                    ------------------            ----------------             ------------------
Sales............................................       (won)1,392                  (won)13,315                  (won)28,736
Cost of sales....................................             (727)                      (9,089)                     (26,499)
Selling, general and administrative expenses.....           (5,468)                     (27,287)                     (21,737)
Other income (expenses), net.....................             (168)                         845                       (8,404)
                                                    ------------------            ----------------             ------------------
Net loss.........................................       (won)4,971)                ((won)22,216)                 (won)27,904)
                                                    ==================            ================             ==================

   k. Sales of Stock by Subsidiary and Affiliate

   Under US GAAP, a parent company or investor may elect to reflect the accounting effect of sales of stock by a subsidiary or affiliate which is accounted for by the equity method, in either the income statement or as an equity transaction depending on certain criteria being met. Such election must be applied consistently and on a prospective basis for all subsidiary and/or affiliate stock transactions. The Company elected income statement recognition in accounting for the sales of stock by its subsidiary and affiliate. Under Korean GAAP, a parent company or investor is required to account for sales of stock by a subsidiary or affiliate which is accounted for by the equity method, as an equity transaction included in capital surplus.

   l. Depreciation

   As allowed under Korean GAAP, six months' depreciation expense is recorded for assets placed in service in the second half of the year in accordance with Korean tax law. Under US GAAP, depreciation expense commences in the month the related asset is placed in service.

   m. Accounting for Employee Stock Option Compensation Plan

   Korean GAAP permits all entities to exclude the volatility factor in estimating the value of their stock options, which results in minimizing the measurement. Under US GAAP, public entities are not permitted to exclude the volatility factor in estimating the value of their stock options. In addition, under US GAAP, a modification of the terms of a stock-based compensation award is accounted for based on a comparison of the fair value of the modified option at the date it is granted and the value at that date of the old option that is repurchased (immediately before its terms are modified) determined based on the shorter of (a) its remaining initially estimated expected life or (b) the expected life of the modified option. If the fair value of the modified option exceeds the value of the old option repurchased, the entity recognizes additional compensation cost for the difference. Under Korean GAAP, however, no such practice has evolved.

   n. Gain on Disposal of the Investments in Common Stock of Subsidiary

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

   o. Provision for Doubtful Other Accounts

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

   p. Minority Interest in Equity of Consolidated Subsidiaries

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

   q. Recently Issued Accounting Pronouncement

   In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"), which is effective for all business combinations completed after June 30, 2001. SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations initiated prior to July 1, 2001. In addition, SFAS No. 141 further clarifies the criteria to recognize intangible assets separately from goodwill. The Company will account for business combinations after July 1, 2001 in accordance with SFAS No. 141.

   In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which establishes new rules for the accounting for goodwill and other intangible assets. Under SFAS No. 142, goodwill and intangible assets with indefinite lives will no longer be amortized; however, they will be subject to annual impairment tests as prescribed by the Statement. Intangible assets with definite lives will continue to be amortized over their estimated useful lives. The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt SFAS No. 142 in their fiscal year beginning after December 15, 2001. SFAS No. 142 is effective for the Company beginning in the first quarter of 2002. The adoption of SFAS No. 142 did not have a significant impact on the Company's results of operations or financial position.

   In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. Under SFAS No. 143, an asset retirement obligation should be recognized in the financial statements at the fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. The adoption of SFAS No. 143 is effective for the Company in the first quarter of 2003. The Company does not expect the adoption of SFAS No. 143 to have a significant impact on the Company's future results of operations or financial position.

   In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived

Assets and for Long-Lived Assets to Be Disposed Of" and amends Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for accounting and reporting for segments of a business to be disposed of. The adoption of SFAS No. 144 is effective for the Company in the first quarter of 2002. The Company is currently assessing the impact of SFAS No. 144 on its results of operations and financial position.

   In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debts", SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements", and SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers". This statement also amends SFAS No. 13, "Accounting for Lease". Such rescissions and amendment described above will not have a significant impact on the Company's future results of operations or financial position.

   Sales, cost of sales, gross profit, operating expenses, operating income
(loss) and net income (loss) under US GAAP in 1999, 2000 and 2001 are as follows (in millions of Korean won):

                                      1999                         2000                       2001
                                 -------------               ---------------            --------------
Sales                            (won)51,358                 (won)143,643               (won)69,827
Cost of sales                         35,832                      100,098                    78,020
Gross profit (loss)                   15,526                       43,545                    (8,193)
Operating expenses                    26,689                       55,448                    54,494
Operating loss (*)                   (11,163)                     (11,903)                  (62,687)
Net income (loss) (*)                   (117)                       9,290                   (84,811)

(*) See reconciliation of amounts from Korean GAAP to US GAAP below.

   The following table reconciles net income (loss) and operating income (loss) for the years ended December 31, 1999, 2000 and 2001 and shareholders' equity as of December 31, 1999, 2000 and 2001 under Korean GAAP, as reported in the consolidated financial statements, to the net income (loss), operating income
(loss) and shareholders' equity amounts determined under US GAAP, giving effect to adjustments for the differences listed above (in millions of Korean won, except per share amounts):

                                                                         1999                    2000                 2001
                                                                 --------------------   --------------------  --------------------
Net income (loss) based on Korean GAAP...................            ((won)236)             (won)4,270         ((won)99,148)

Adjustments:
Revenue recognition timing difference related
  to deliveries awaiting final customer acceptance.......                3,236                    (169)               2,172
Revenue recognition timing difference related
  to sales with obligation to repurchase.................                  (85)                     85                   --
Warranty expenditures capitalized in
  inventories............................................                  552                      --                   --
Warranty cost accrual....................................                 (220)                 (1,543)                 968
Research and development costs...........................               (4,107)                 (5,865)              (7,051)
Write-off of impaired deferred development
  costs under Korean GAAP................................                3,859                      --                4,429
Depreciation.............................................                  597                      --                 (597)
Deferred charges.........................................                    5                      --                   --
Equity in losses of affiliate............................               (4,871)                  2,435                   --
Sales of stock by subsidiary and affiliate...............                1,205                  33,350                2,650
Employee benefits related to disposal of
  subsidiary's stock ....................................                   --                  (5,120)                  --
Compensation cost related to stock options...............                   --                    (880)              (1,997)
Deferred income taxes....................................                  (52)                (17,273)              13,763
                                                                 --------------------   --------------------  --------------------
Net income (loss) based on US GAAP.......................            ((won)117)             (won)9,290         ((won)84,811)
                                                                 ====================   ====================  ====================


                                                                         1999                    2000                 2001
                                                                 --------------------   --------------------  --------------------

Net income (loss) per share (basic and diluted)
  based on US GAAP (In Korean won).......................              ((won)1)                (won)77            ((won)706)
Operating income (loss) based on Korean
  GAAP                                                            ((won)10,418)             (won)7,499         ((won)39,934)
Adjustments:
Revenue recognition timing difference related
  to deliveries awaiting final customer acceptance.......                3,236                    (169)               2,172
Revenue recognition timing difference related
  to sales with obligation to repurchase.................                  (85)                     85                   --
Warranty expenditures capitalized in
  inventories............................................                  552                      --                   --
Warranty cost accrual....................................                 (220)                 (1,543)                 968
Research and development costs...........................               (4,107)                 (5,865)              (7,051)
Depreciation.............................................                  597                      --                 (597)
Deferred charges.........................................                    5                      --                   --
Employee benefits related to disposal of
  subsidiary's stock.....................................                   --                  (5,120)                  --
Compensation cost related to stock options...............                   --                    (880)              (1,409)
Provision for doubtful other accounts....................                   --                  (5,066)                  --
Loss from valuation of inventories.......................                 (723)                   (844)             (16,836)
                                                                 --------------------   --------------------  --------------------
Operating loss based on US GAAP..........................         ((won)11,163)           ((won)11,903)        ((won)62,687)
                                                                 ====================   ====================  ====================
Shareholders' equity based on Korean GAAP................         (won)155,851            (won)327,370         (won)250,030

Adjustments:
Revenue recognition timing difference related
  to deliveries awaiting final customer
  acceptance.............................................               (1,219)                 (1,388)                 784
Revenue recognition timing difference related
  to sales with obligation to repurchase.................                  (85)                     --                   --
Warranty cost accrual....................................                 (883)                 (2,426)              (1,457)
Research and development costs...........................               (8,574)                (14,440)             (17,062)
Depreciation.............................................                  597                     597                   --
Equity in losses of affiliate............................               (4,871)                     --                   --
Deferred income taxes....................................                4,259                 (13,762)                  --
Proposed dividends.......................................                2,161                   1,846                   --
Minority interest in equity of consolidated
  subsidiaries...........................................               (1,272)                 (9,695)             (21,779)
                                                                 --------------------   --------------------  --------------------
Shareholders' equity based on US GAAP....................         (won)145,964            (won)288,101         (won)210,516
                                                                 ====================   ====================  ====================

   Changes in shareholders' equity based on US GAAP for the years ended December 31, 1999, 2000 and 2001 are as follows (in millions of Korean won):

                                                                       1999                     2000                 2001
                                                                  --------------          ---------------      ---------------
Balance, beginning of the period..........................        (won)147,918             (won)145,964        (won)288,101
Net income (loss) for the period..........................                (117)                   9,290             (84,811)
Cash dividends............................................              (1,837)                  (2,161)             (1,845)
Issuance of common stock..................................                  --                  128,118                  --
Gain on disposal of treasury stock........................                  --                       --               7,448
Stock options.............................................                  --                    1,468               1,607
Gain on disposal of the investment in common
  stock of subsidiary.....................................                  --                    5,422                  --
Other.....................................................                  --                       --                  16
                                                                  --------------          ---------------      ---------------
Balance, end of the period................................        (won)145,964             (won)288,101        (won)210,516
                                                                  ==============          ===============      ===============

   A reconciliation of the significant balance sheet accounts, except for the shareholders' equity items listed above, to the amounts determined under US GAAP as of December 31, 1999, 2000 and 2001, is as follows (in millions of Korean won):

                                                                       1999                     2000                 2001
                                                                  --------------          ---------------      ---------------
Current assets:
As reported................................................        (won)87,794             (won)186,223          (won)184,927
US GAAP adjustments .......................................
     - accounts receivable - trade.........................             (3,429)                  (1,115)                 (920)
     - inventories.........................................              3,540                    5,703                 3,388
     - deferred income tax assets..........................                 56                       --                    --
                                                                  --------------          ---------------      ---------------
As adjusted ...............................................             87,961                  190,811               187,395
                                                                  --------------          ---------------      ---------------
Non-current assets:
As reported................................................             93,427                  192,949               166,195
US GAAP adjustments
     - deferred income tax assets..........................              4,203                  (13,763)                   --
     - research and development costs......................             (8,574)                 (14,440)              (13,637)
     - property, plant and equipment.......................                597                      597                    --
     - investment securities...............................             (4,871)                      --                    --
                                                                  --------------          ---------------      ---------------
As adjusted................................................             84,782                  165,343               152,558
                                                                  --------------          ---------------      ---------------
Total assets based on US GAAP..............................        (won)172,743            (won)356,154          (won)339,953
                                                                  ==============          ===============      ===============
Current liabilities:
As reported ...............................................        (won)23,413              (won)39,982           (won)96,323
US GAAP adjustments
     - advance receipts from customers.....................              1,776                    6,546                 5,892
     - provision for warranty cost.........................                522                    1,856                   674
     - dividends payable...................................             (2,161)                  (1,845)                 (423)
                                                                  --------------          ---------------      ---------------
As adjusted................................................             23,550                   46,539               102,466
                                                                  --------------          ---------------      ---------------
Long-term liabilities:
As reported ...............................................              1,957                   11,819                 4,769
US GAAP adjustments........................................                 --                       --                    --
                                                                  --------------          ---------------      ---------------
As adjusted................................................              1,957                   11,819                 4,769
                                                                  --------------          ---------------      ---------------


Minority interest in equity of consolidated
  subsidiaries:
As reported................................................                 --                       --                    --
US GAAP adjustments........................................              1,272                    9,695                22,202
                                                                  --------------          ---------------      ---------------
As adjusted................................................              1,272                    9,695                22,202
                                                                  --------------          ---------------      ---------------
Total liabilities and minority interest based on
  US GAAP..................................................        (won)26,779              (won)68,053          (won)129,437
                                                                  ==============          ===============      ===============

   The following table reconciles cash flows from operating and investing activities for the years ended December 31, 1999, 2000 and 2001 under Korean GAAP, as reported in the consolidated financial statement, to cash flows from operating and investing activities for the years ended December 31, 1999, 2000 and 2001 under US GAAP, giving effect to adjustments for the differences listed in this Note (in millions of Korean won):

                                                                       1999                     2000                 2001
                                                                  --------------          ---------------      ---------------
Cash flows from operating activities based on
 Korean GAAP...............................................       ((won)21,020)            ((won)62,537)         ((won)11,957)
Adjustments:
Reclassification of payments for research and
  development..............................................             (6,084)                  (8,287)              (5,898)
                                                                  ==============          ===============      ===============
Cash flows from operating activities based on
  US GAAP..................................................       ((won)27,104)            ((won)70,824)        ((won)17,855)
                                                                  --------------          ---------------      ---------------
Cash flows from investing activities based on
  Korean GAAP..............................................        (won)38,362             ((won)53,321)        ((won)67,252)
Adjustments:
Reclassification of payments for research and
  development..............................................              6,084                    8,287                5,898
                                                                  --------------          ---------------      ---------------
Cash flows from investing activities based on
  US GAAP..................................................        (won)44,446              (won)45,034          (won)61,354
                                                                  ==============          ===============      ===============

28. ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

   a. Income Taxes

   Income tax expense (benefit) under US GAAP for the years ended December 31, 1999, 2000 and 2001 is as follows (in millions of Korean won):

                                                                       1999                     2000                 2001
                                                                  --------------          ---------------      ---------------
Currently payable..........................................          (won)303                (won)3,946            (won)471
Deferred...................................................            (5,646)                    9,724                  --
                                                                  --------------          ---------------      ---------------
Income tax expense (benefit)...............................        (won)5,343               (won)13,670            (won)471
                                                                  ==============          ===============      ===============

   The difference between income tax expense (benefit) computed using the statutory income tax rate and the recorded income tax expense (benefit) for the years ended December 31, 1999, 2000 and 2001 is attributable to the following (in millions of Korean won):

                                                                       1999                     2000                 2001
                                                                  --------------          ---------------      ---------------
Income tax expense (benefit) at statutory
  Korean corporate income tax rates of 28%.................       ((won)1,468)              (won)7,714          (won)23,320)
Resident surtax............................................              (147)                     771               (2,332)
Tax credit for technology and human resource
  development and capital investments......................            (4,212)                  (3,991)                (451)
Special tax credit for small and medium-sized
  venture companies........................................              (106)                    (398)                (457)
Special deduction for increase in capital stock............              (104)                      --                   --
Tax effect of permanent differences........................               344                      241                4,879
Change in valuation allowance..............................               851                   10,111               22,723
Other......................................................              (501)                    (778)                (571)
                                                                  --------------          ---------------      ---------------
Recorded income tax expense (benefit)......................       ((won)5,343)             (won)13,670             (won)471
                                                                  ==============          ===============      ===============
Effective tax rate.........................................                --                   59.54%                   --
                                                                  ==============          ===============      ===============

   The tax effects of each type of temporary difference, net operating loss carry-forwards and the tax credit carry-forwards that gave rise to a significant portion of the deferred tax assets and liabilities at December 31, 1999, 2000 and 2001, computed under US GAAP, and a description of the financial statement items that created these differences are as follows (in millions of Korean won):

                                                                       1999                     2000                 2001
                                                                  --------------          ---------------      ---------------
Current:
Accrued interest income....................................        ((won)342)                ((won)42)            ((won)33)
Gain on valuation of marketable securities.................             (367)                      (9)                 (48)
Loss from valuation of inventories.........................              204                      252                4,988
Revenue recognition timing difference related
  to deliveries awaiting final customer
  acceptance...............................................              375                      428                 (233)
Revenue recognition timing difference related
  to sales with obligation to repurchase...................               26                       --                   --
Warranty cost accrual......................................              272                      747                  433
Tax-free reserves..........................................             (116)                    (333)                (321)

Other......................................................                4                        2                   --
                                                                  --------------          ---------------      ---------------
                                                                          56                    1,045                4,786
                                                                  --------------          ---------------      ---------------
Non-Current:
Provision for severance indemnities........................              357                      552                  530
Tax-free reserves..........................................             (883)                    (333)                  --
Net operating loss carry-forwards (note a)..................              --                       --                6,488
Net loss of consolidated subsidiaries......................               54                    1,336                3,410
Tax credit carry-forwards (note a)..........................           6,406                    7,345                7,604
Research and development costs.............................            2,786                    4,544                4,926
Impairment loss from investment securities.................               --                       --                2,512
Equity in losses of affiliate..............................            1,516                    4,106                8,289
Sales of stock by subsidiary and affiliate.................             (371)                 (10,643)             (11,050)
Stock options..............................................               --                      452                  913
Depreciation...............................................             (184)                    (208)                 259
Provision for bad debt accounts............................               --                    1,545                4,221
Other......................................................               41                      424                   --
                                                                  --------------          ---------------      ---------------
                                                                       9,722                    9,120               28,102
                                                                  --------------          ---------------      ---------------
Total......................................................            9,778                   10,165               32,888


                                                                       1999                     2000                 2001
                                                                  --------------          ---------------      ---------------
Total deferred tax assets..................................       (won)9,724                     (won)                (won)
                                                                  ==============          ===============      ===============
Valuation allowance........................................              (54)                 (10,165)             (32,888)
                                                                  --------------          ---------------      ---------------

(note a) At December 31, 2001, the Company had tax credit carry-forwards for tax purposes relating to technology and human resource development and capital investments, of which (won)488 million will expire in 2004,
         (won)3,403 million in 2006, (won)3,262 million in 2007 and (won)451 million in 2008. The Company also had net operating loss carry-forwards of approximately (won)21,844 million which will expire in 2006.

   b. Fair Value of Financial Instruments

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 1999, 2000 and 2001.

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

   The fair value of financial instruments under US GAAP as of December 31, 1999, 2000 and 2001 is as follows (in millions of Korean won):

                                                            1999                                       2000
                                            -----------------------------------        ----------------------------------
                                               CARRYING                FAIR              CARRYING               FAIR
                                                AMOUNT                VALUE               AMOUNT               VALUE
                                            --------------        -------------        ------------         -------------
Financial assets:
Cash and cash equivalents.............       (won)3,351            (won)3,351          (won)34,914          (won)34,914
Short-term financial instruments......           16,786                16,786                  424                  424
Marketable securities.................           13,092                13,092                8,860                8,860
Accounts receivable (trade and
  other) including long-term
  receivable..........................           12,322                12,322               65,276               65,276
Investment securities, excluding
  investments accounted for under
  the equity method...................            5,109                   N/A               16,050                  N/A
Long-term bank deposits...............              521                   521                  284                  284
Restricted deposits...................                3                     3                    6                    6
Short-term and long-term loans........            4,005                 3,554                7,890                7,549
                                            --------------                             ------------
                                            (won)55,189                                (won)133,704
                                            ==============                             ============
Financial liabilities:................
Accounts payable (trade and
  other)..............................      (won)17,572           (won)17,572          (won)20,261          (won)20,261
Short-term borrowings.................               --                    --                3,500                3,500
                                            --------------                             ------------
                                            (won)17,572                                (won)23,761
                                            ==============                             ============


[TABLE CONTINUED]
                                                         2001
                                           ----------------------------------
                                             CARRYING                FAIR
                                              AMOUNT                 VALUE
                                           -------------        -------------
Financial assets:
Cash and cash equivalents.............     (won)26,915         (won)26,915
Short-term financial instruments......          30,809              30,809
Marketable securities.................          23,761              23,761
Accounts receivable (trade and
  other) including long-term
  receivable..........................          36,751              36,751
Investment securities, excluding
  investments accounted for under
  the equity method...................           4,228                 N/A
Long-term bank deposits...............               2                   2
Restricted deposits...................              23                  23
Short-term and long-term loans........           7,957               7,606
                                           --------------
                                           (won)130,446
                                           ==============
Financial liabilities:................
Accounts payable (trade and
  other)..............................     (won)21,691         (won)21,691
Short-term borrowings.................          55,430              55,430
                                           --------------
                                           (won)77,121
                                           ==============

   c. Segment Information

   Export Sales
   ------------

   The Company had foreign export sales under US GAAP amounting to 31.31%, 41.13% and 17.64% of total sales for the years ended December 31, 1999, 2000 and 2001, respectively. The export sales under US GAAP were made principally to the following locations:

                           1999               2000                2001
                          ------             ------              ------
Asia                       7.17%             25.24%              10.03%
Europe..............      12.12%              6.27%               5.49%
United States.......      12.02%              9.62%               2.12%
                          ------             ------              ------
                          31.31%             41.13%              17.64%
                          ======             ======              ======


   Business Segment
   ----------------

   Through 1998, the Company has operated in one major business segment, the handler manufacturing business. As the Company expanded its sales of SMD placement systems, TFT-LCD handlers and testers and security solutions, additional business segments were designated. Sales, operating income, identifiable assets, capital expenditures and depreciation under US GAAP as of and for the years ended December 31, 1999, 2000 and 2001, pertaining to the business segments in which the Company and its subsidiaries operated are presented as follows (in millions of Korean won):

                                                                                                                   DEPRECIATION OF
                                                             OPERATING         IDENTIFIABLE        CAPITAL         PROPERTY, PLANT
                                            SALES          INCOME (LOSS)          ASSETS         EXPENDITURES       AND EQUIPMENT
                                         -----------       -------------      --------------     ------------      ---------------
(AS OF AND FOR THE YEAR ENDED
  DECEMBER 31, 1999)
Handlers and components.............     (won)30,440        (won)3,123         (won)28,367        (won)1,180           (won)718
SMD placement systems...............           9,861            (8,831)             51,968            10,515              1,658
TFT-LCD handlers and testers........           3,334            (2,943)              5,449               528                204
Lead frame magazines................           3,451               204               1,701                28                 70
Security solutions..................           4,272               642               3,817               307                107
Chemical vapour deposition..........              --            (3,228)                 --                --                 --
Research and development
  center............................              --                --              11,896             9,713              2,135
Other...............................              --              (130)                 --               919                281
                                         -----------       -------------      --------------     ------------      ---------------
Consolidated........................     (won)51,358      ((won)11,163)       (won)103,198       (won)23,190         (won)5,173
                                         ===========       =============      ==============     ============      ===============

                                                                                                                   DEPRECIATION OF
                                                             OPERATING         IDENTIFIABLE        CAPITAL         PROPERTY, PLANT
                                            SALES          INCOME (LOSS)          ASSETS         EXPENDITURES       AND EQUIPMENT
                                         -----------       -------------      --------------     ------------      ---------------
(AS OF AND FOR THE YEAR ENDED
  DECEMBER 31, 2000)
Handlers and components.............     (won)43,604        (won)4,507         (won)42,452          (won)431           (won)976
SMD placement systems...............          71,250            (8,072)            117,442             2,946              3,556
TFT-LCD handlers and testers........           8,861               992               4,779               318                426
Lead frame magazines................           4,733               277               1,650                --                 12
Security solutions..................           9,501            (4,122)             19,145               919                330
Chemical vapour deposition..........              --                --                  --                --                 --
Research and development
  center............................              --                --              15,964             1,923              2,257
LCD merchandise business............           5,050               302              10,980                --                 --
Other (note a)......................             644            (5,787)                 --            63,871              1,455
                                         -----------       -------------      --------------     ------------      ---------------
Consolidated........................    (won)143,643      ((won)11,903)       (won)212,412       (won)70,408         (won)9,012
                                         ===========       =============      ==============     ============      ===============

                                                                                                                   DEPRECIATION OF
                                                             OPERATING         IDENTIFIABLE        CAPITAL         PROPERTY, PLANT
                                            SALES          INCOME (LOSS)          ASSETS         EXPENDITURES       AND EQUIPMENT
                                         -----------       -------------      --------------     ------------      ---------------
(AS OF AND FOR THE YEAR ENDED
  DECEMBER 31, 2001)
Handlers and components.............     (won)19,823       (won)14,184)        (won)36,215          (won)134           (won)803
SMD placement systems...............          20,992           (35,485)             82,026               205              2,348
TFT-LCD handlers and testers........           5,053            (1,458)              2,860                --                207
Security solutions..................          15,517               494              37,017               318                468
Research and development
  center............................              --                --              23,562            17,421              1,754
Other...............................           8,442           (12,054)                 --             5,515              2,588
                                         -----------       -------------      --------------     ------------      ---------------
Consolidated........................     (won)69,827      ((won)62,687)       (won)181,680       (won)23,593         (won)8,168
                                         ===========       =============      ==============     ============      ===============

   In addition to business segment identifiable assets, total assets as of December 31, 1999, 2000 and 2001 of (won)172,743 million, (won)356,154 million and (won)339,953 million, respectively, include unallocated corporate assets consisting of cash and investments ((won)38,863 million, (won)60,755 million and (won)60,347 million as of December 31, 1999, 2000 and 2001, respectively), land ((won)8,331 million, (won)44,790 million and (won)31,208 million as of December 31, 1999, 2000 and 2001, respectively), loans - net ((won)3,474 million,
(won)7,890 million and (won)6,513 million as of December 31, 1999, 2000 and 2001, respectively), deferred tax assets ((won)9,724 million as of December 31, 1999 and nil as of December 31, 2000 and 2001) and other ((won)9,153 million,
(won)30,307 million and (won)60,204 million as of December 31, 1999, 2000 and 2001, respectively).

   Unallocated other corporate assets of (won)30,307 million as of December 31, 2000 mainly consisted of building of (won)19,915 million and other assets of
(won)10,392 million. Unallocated other corporate assets of (won)60,204 million as of December 31, 2001 mainly consisted of building of (won)29,690 million, advance payment of (won)8,883 million and other assets of (won)21,631 million.

----------
(Note a) In 2000, other capital expenditures included land and building acquired for head office of (won)36,459 million and (won)19,915 million, respectively.