Form 20-F
period 2002-12-31
MIRAE CORP
filed 2003-06-30
CIK 1099196

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

        Title of Each Class            Name of Each Exchange on Which Registered
        -------------------            -----------------------------------------

American Depositary Shares, Common            The NASDAQ National Market*
Stock par value (Won) 100 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      None
                                (Title of Class)
                                ----------------

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act.

                                      None
                                (Title of Class)
                                ----------------

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

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

CERTAIN TERMS AND CONVENTIONS..................................................2

CURRENCIES AND EXCHANGE RATES..................................................5

PART I.........................................................................6
     ITEM 1.  Identity of Directors, Senior Management and Advisors............6
     ITEM 2.  Offer Statistics and Expected Timetable..........................6
     ITEM 3.  Key Information..................................................6
     ITEM 4.  Information on the Company......................................22
     ITEM 5.  Operating and Financial Review and Prospects....................50
     ITEM 6.  Directors, Senior Management and Employees......................73
     ITEM 7.  Major Shareholders and Related Party Transactions...............81
     ITEM 8.  Financial Information...........................................83
     ITEM 9.  The Offer and Listing...........................................83
     ITEM 10. Additional Information..........................................84
     ITEM 11. Qualitative and Quantitative Disclosures About Market Risk......98
     ITEM 12. Description of Securities Other Than Equity Securities..........99

PART II.......................................................................99
     ITEM 13. Defaults, Dividend Arrearages and Delinquencies.................99
     ITEM 14. Material Modifications to the Rights of Security Holders
              and Use of Proceeds.............................................99
     ITEM 15. Control and Procedures..........................................99
     ITEM 16. [Reserved]......................................................99

PART III......................................................................99
     ITEM 17. Financial Statements............................................99
     ITEM 18. Financial Statements...........................................100
     ITEM 19. Exhibits.......................................................100

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

      o expansion and other development trends of the SMD placement system industry,

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

      o     "Mirae", the "Company", "we", "our" and "us" are to Mirae
            Corporation.

      o     "Korea" is to the Republic of Korea.

      o     "Government" is to the Korean government.

      o     "(Won)", "won" or "W" is to the currency of Korea.

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

      o     "EMS" - Electronics manufacturing service.

      o "Flash memory" - A computer chip with a read only memory that retains its data when the power is turned off and that can be electronically erased and reprogrammed without being removed from the circuit board.

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

      o     "OEM" - Original equipment manufacturer.

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

      o "SIMM" - Single in line memory module, a type of memory module, which is used in edge connector type sockets.

      o "SMD placement system" - Surface mount device placement system for PCB assembly equipment. SMD placement systems are robotic machines used for high-speed and accurate placement of various electronic devices onto PCBs. This term is used interchangeably with "SMT placement system," or surface mount technology placement system.

      o "Test handlers" - Specialized robotic machinery that form part of the back end equipment of the IC packaging and testing line. After the micro-chips are packaged in their black protective container, test handlers convey the devices to testing equipment, feed the devices in and out of the testers and finally sort the devices according to grading information received from the tester. Generally, two test handlers work with one tester.

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

                          CURRENCIES AND EXCHANGE RATES

      We publish our financial statements in won. Unless otherwise indicated, all translations from won to U.S. dollars have been made at a rate of (Won) 1,186.30 to US $1.00 the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2002. We do not represent that won or U.S. dollar amounts could be converted into U.S. dollars or won, as the case may be, at any particular rate, the rates below or at all. On June 18, 2003, the Noon Buying Rate was (Won) 1,185.00 to US $1.00.

      The following table sets forth, for the periods indicated, the noon buying rate for won announced by the Federal Reserve Bank of New York, expressed in won per US $1.00.

                                                   Noon Buying Rate
                                     -------------------------------------------
Period                                 End      Average(1)     High       Low
----------------------------------   --------   ----------   --------   --------
                                                  (won per US $1.00)

1998                                 1,206.00     1,367.00   1,812.00   1,203.00
1999                                 1,136.00     1,188.00   1,243.00   1,125.00
2000                                 1,267.00     1,140.00   1,267.00   1,106.00
2001                                 1,314.00     1,293.00   1,369.00   1,234.00
2002                                 1,186.30     1,242.00   1,332.00   1,160.60
December 2002                        1,186.30           --   1,221.00   1,186.30
January 2003                         1,165.00           --   1,197.30   1,164.60
February 2003                        1,193.70           --   1,206.00   1,173.00
March 2003                           1,252.00           --   1,260.00   1,184.60
April 2003                           1,215.50           --   1,262.00   1,204.00
May 2003                             1,210.00           --   1,217.00   1,192.00
June 2003 (through June 18)          1,185.00           --         --         --

----------

(1) The average of the noon buying rates on the last business day of each month during the period.

                                     PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

      Not applicable, but see "Item 6--Directors, Senior Management and Employees--Directors and Senior Management."

ITEM 2. Offer Statistics and Expected Timetable

      Not applicable.

ITEM 3. Key Information

A. Selected Financial Data

      The summary of consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended December 31, 2000, 2001 and 2002, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended December 31, 2000, 2001 and 2002 have been audited by Ahn Kwon & Co., a member firm of Deloitte Touche Tohmatsu.

      The Consolidated Financial Statements are prepared in accordance with Korean GAAP, which differs in certain material respects from U.S. GAAP. See Notes 29 and 30 of Notes to Consolidated Financial Statements.

Consolidated Balance Sheet:                 1998      1999      2000      2001      2002      2002
                                             Won       Won       Won       Won       Won     US$(1)
                                           -------   -------   -------   -------   -------   -------

                                                   ((Won) in millions and US$ in thousands)
                                           ---------------------------------------------------------
Korean GAAP:
Cash and cash equivalents and short-term    35,133    20,137    35,338    57,724    39,784    33,536
   financial instruments
Total assets                               178,267   181,221   379,172   351,122   240,512   202,741
Current liabilities                         11,049    23,413    39,982    96,016    51,291    43,236
Long-term liabilities                       11,117     1,957    11,819     5,076    14,565    12,276
Total shareholders' equity                 156,101   155,851   327,371   250,030   174,656   147,229

U.S. GAAP(3):
Total assets                               180,089   172,743   356,154   338,607   236,177   199,087
Total liabilities                           32,171    26,779    68,053   129,088    87,926    74,118
Total shareholders' equity                 147,918   145,964   288,101   209,519   148,251   124,969

Consolidated Statements of Operations:     1998       1999       2000       2001       2002       2002
                                            Won        Won        Won        Won        Won       US$(1)
                                          -------    -------    -------    -------    -------    -------

                                          ((Won) in millions and US$ in thousands, except per share data)
                                          ---------------------------------------------------------------
Korean GAAP:
Sales                                      17,014     45,681    146,099     68,977     64,430     54,312
Cost of sales                              16,907     36,111    111,377     63,590     56,863     47,933
                                          -------    -------    -------    -------    -------    -------
Gross profit                                  107      9,570     34,722      5,387      7,567      6,379
Selling, general and administrative
   expenses                                 7,328     19,988     27,233     45,321     37,651     31,738
                                          -------    -------    -------    -------    -------    -------
Operating income (loss)                    (7,221)   (10,418)     7,499    (39,934)   (30,084)   (25,359)
                                          -------    -------    -------    -------    -------    -------
Other income                               14,299     14,603     12,809     11,020     13,285     11,199
Other expenses                              2,833      9,601     20,173     54,945     56,091     47,284
                                          -------    -------    -------    -------    -------    -------
Income (loss) before income taxes and
   minority interest                        4,245     (5,416)       135    (83,859)   (72,890)   (61,444)
Income tax expense (benefit)                  417     (5,396)    (3,602)    14,234        277        233
                                          -------    -------    -------    -------    -------    -------
Income (loss) before minority interest      3,828        (20)     3,737    (98,093)   (73,167)   (61,677)
                                          -------    -------    -------    -------    -------    -------
Minority interest in net loss (gain) of
   consolidated Subsidiaries                   --       (216)       533     (1,055)       176        148
                                          -------    -------    -------    -------    -------    -------
Net income (loss)                           3,828       (236)     4,270    (99,148)   (72,991)   (61,529)
                                          =======    =======    =======    =======    =======    =======
Net income (loss) per share (2)                39         (2)        35       (825)      (593)      (0.5)
                                          =======    =======    =======    =======    =======    =======
Cash dividends per share                       17         20         15         --         --         --

U.S. GAAP(3):
Sales                                      19,619     51,358    143,643     69,827     69,715     58,767
Gross profit (loss)                         7,119     15,526     43,545     (8,193)    (7,071)    (5,961)
Operating loss                            (11,223)   (11,163)   (11,903)   (62,687)   (50,195)   (42,312)
                                          -------    -------    -------    -------    -------    -------
Net income (loss)                           2,888       (117)     9,290    (84,811)   (62,607)   (52,775)
                                          =======    =======    =======    =======    =======    =======
Net income (loss) per share                    29         (1)        77       (706)      (509)      (0.4)
                                          =======    =======    =======    =======    =======    =======

----------

1) The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of Korea and has been made at the rate of (Won) 1,186.30 to US $1.00, the Noon Buying Rate on the last business day of the year ended December 31, 2002.

2) Net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding for the relevant period. See Note 20 of Notes to Consolidated Financial Statements.

3) See Notes 29 and 30 of Notes to Consolidated Financial Statements for reconciliation to U.S. GAAP.

B. Capitalization and Indebtedness

      Not applicable.

C. Reasons for the Offer and Use of Proceeds

      Not applicable.

D. Risk Factors

Risks Relating to Mirae Corporation

      We are largely dependent upon the electronics, semiconductor and semiconductor-related industries

      The electronics, semiconductor and semiconductor-related industries are highly cyclical, with wide fluctuations in product supply and demand, and are characterized by rapid technological change, short product life cycles, fluctuations in manufacturing capacity and pricing, intense competition and gross margin pressures. These industries periodically experience significant downturns, often in connection with or in anticipation of declines in general economic conditions, which in some cases have been prolonged. Our operations have in the past and may in the future experience substantial fluctuations from period to period as a consequence of such industry patterns, general economic conditions affecting the timing of orders from customers and other factors affecting capital spending. For instance, since the third quarter of 1997, the financial crisis in Asia and Korea and since the fourth quarter of 2000, excess global supply of DRAM chips have adversely affected customer demand for our products and, consequently, our sales and results of operations. No assurance can be given that any future downturns in the electronics, semiconductor and semiconductor-related industries will not be as or more severe than in the past, or that our results of operations or financial condition will not be materially and adversely affected by such downturns or other developments in these industries.

      Customer concentration may adversely affect our profitability

      The semiconductor manufacturing industry in Korea is highly concentrated, with a relatively small number of large semiconductor manufacturers accounting for a substantial portion of the purchases of semiconductor test handling equipment. We are heavily dependent on two major customers, Samsung Electronics Co., Ltd. and Hynix Semiconductor Inc. (formerly Hyundai Electronics Industries Co., Ltd.). In the SMD placement systems industry, Tyco Electronics and Banner Ever International Group are our major customers worldwide. The formerly-mentioned customers are members of major Korean conglomerates while the latterly-mentioned customers are major international mechatronics companies, which together have accounted for a significant proportion of our consolidated sales in the last several years.

      Although our strategies include expansion of our domestic customer base and increasing our overseas sales to reduce our reliance on these customers, they will likely remain important customers. Any negative financial impact on these customers, the loss of any of these customers or a reduction in orders or sales by any of these customers would have a material adverse effect on our business, financial condition and results of operations.

      Our products may become obsolete as a result of rapid technological change in semiconductor-related industries

      The semiconductor industry and the semiconductor equipment industry are subject to rapid technological change and new product introductions and enhancements. Our ability to remain competitive will depend in part upon our ability to develop new products and to introduce these products at competitive prices and on a timely and cost-effective basis. Our success in developing new and enhanced products depends upon a variety of factors, including:

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

      We may not be able to increase our market share because certain of our competitors are more established than we are in some of our key and target markets

      We seek to increase sales of our products in Korea, other Asian markets, the United States and Europe. Since certain of our competitors already operate in these key markets and have greater resources, we may not be able to compete effectively for market share. If this happens, we may not be able to increase or sustain sales in these markets.

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

      Our new products and new business lines may not be successful

      Our strategies entail expanding the range of our products, as well as widening our customer base in the Asia-Pacific region, the United States and Europe. Our ability to implement these strategies will depend upon our use of our core competencies to develop new products and market them successfully both in and outside of Korea. We have expanded our core product offerings to include SMD placement systems and Internet-related products and services. Through our subsidiary, SoftForum Co., Ltd., we have developed and have begun selling security solutions for on-line banking, trading and electronic commerce. Although SoftForum has PKI-oriented solutions and is technologically advanced in the area of infrastructure design and system integration, its competitors may introduce a new technology and may have greater resources to compete in its market. SK Communications Corporation (formerly Lycos Korea) has developed a Korean language search and portal site on the Internet. We decreased our ownership interest in Lycos Korea, which operated at a loss in both 2000 and 2001, from 43.25% to 4.54% in August 2002, and plan to redeem our initial investment when SK Communications completes its merger with Cyworld Inc., which is expected to occur in August 2003. Even though we have accumulated several years of experience, our Internet and software security solutions business lines are relatively new businesses for us and we may not have the necessary market know-how or the operating and managerial experience to compete in these business markets. See "Item 4 --Information on the Company--Business Overview--Internet Businesses and On-line Solutions". No assurance can be given that any of these products or businesses or any future products or businesses developed by us will be accepted by the market and be profitable or that we will be able to find suitable markets with sufficient demand for our products. The failure of one or more of these products or business lines could have a material adverse effect on our business, results of operations and financial condition.

      We may have significant amounts of uncollected and uncollectable trade accounts receivable

      In order to penetrate new markets and build market share quickly, we have offered longer payment periods to customers. We had total outstanding trade accounts receivable of (Won) 33,965 million as of December 31, 2002. As a percentage of sales, our accounts receivable decreased primarily due to the sales decrease in semiconductor test handler products in 2002. The credit terms on sales of our SMD placement systems were longer than the credit terms on sales of our semiconductor test handler products. Since we only commenced the sale and marketing of SMD placement systems within the second half of 1999, we provided our customers longer credit terms to penetrate and advance our position in the relatively new market. As a result of such longer credit terms as well as the current weakness in the markets in which we operate, we may experience significant uncollected and uncollectable trade accounts receivable.

      We may hold excess raw material and product inventories

      We had inventories of (Won) 22,261 million as of December 31, 2002. This was a decrease of 58%, or (Won) 31,293 million, from (Won) 53,554 million as of December 31, 2001 resulting from our adoption of a new inventory management system in 2002. Generally, we make advance purchases of raw material inventories for the production of SMD placement systems and advance manufacturing of SMD placement systems in order to cut back on the time required for delivery to meet our projected customer demand on a timely basis. We may misjudge the size of raw material and product inventories needed, and thereby hold excess and unusable inventories which may be expensed as inventory valuation losses. We reported
(Won) 20,409 million of loss from valuation of inventories in 2002. Such excess inventories could have a material adverse effect on our business, financial condition and results of operations.

      Market prices for our products may decline in the future

      We anticipate that market prices for our main products may decline in the future due to intensified competition. We expect that significant competition among local and international companies, including from new entrants, may continue to drive equipment prices lower. In the last couple years, average prices for certain models of our SMD placement systems have declined 5-10%, which we attribute in part to the contraction in this industry as well as increased competition among our competitors. We also expect that there may be increases in promotional spending by companies in our industry, which would also contribute to increasing movement of customers between competitors. Such increased competition and the resulting decline of market prices for our products would have a material adverse effect on our business, financial condition and results of operations.

      We have only limited experience in providing Internet products and services and if we are unsuccessful, our operating results may be significantly harmed

      Our future success may be dependent on the success of our Internet-related products and services. If we are unable to successfully establish and expand these businesses, we may lose market share to competitors who are able to implement more effectively an Internet-based service business model and the value of our investments in these businesses may decline or be eliminated completely.

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

      The recent slowdown in the information technology industry may cause bankruptcies or significant losses in some or all of our Internet-related investments

      We have made significant investments in Internet-related businesses. Mirae holds a greater than 20% stake in four subsidiaries and affiliates engaged in Internet-related businesses. See "Item 4--Information on the Company--Business Overview--Internet Businesses and On-line Solutions". During the last two years, we sustained losses from several of our Internet-related investments. Due to the difficult market conditions currently prevailing in the information technology industry, there is a possibility that some of the Internet-related companies in which we have invested may continue to sustain a large amount of losses or become bankrupt. In such a case, the value of Mirae's equity in these subsidiaries would decline, which could have a material adverse effect on our business, financial condition and results of operations.

      The Internet may not be adopted as a significant medium of commerce and communication

      As is typical in the case of a new and swiftly evolving industry characterized by rapidly changing technology, evolving industry standards and frequent new product and service introductions, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. In addition, critical issues concerning the commercial use of the Internet remain unresolved and may affect the growth of Internet use. Despite growing interest in the many commercial uses of the Internet, many individuals and businesses have been deterred from purchasing Internet access services for a number of reasons, including the existence or perception of, among other things, inconsistent quality of service; lack of availability of cost-effective, high-speed options; inability to integrate personal and business applications on the Internet; inadequate protection of the confidentiality of stored data and information moving across the Internet; a perceived lack of security of personal and commercial data, such as credit card numbers; and a lack of tools to simplify Internet access and use. These factors may hinder the performance of our Internet-related investments and, thus, could have a negative impact on our business, financial condition and results of operations.

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

      We also face the risk that fundamental changes may occur in the delivery of Internet-related products and services. Currently, the Internet is accessed by computers, screen-based telephones, television and other consumer electronic devices and is delivered by telephone lines and other means such as coaxial cable and wireless transmission. We may have to develop new technology and/or modify our existing technology to accommodate further developments in Internet access and delivery. Our pursuit of these technological advances, whether directly through internal development or by third party license, may require substantial time and expense, and we can give no assurance that we will succeed in adapting our Internet businesses to alternate access devices and conduits or that new technologies will be available to us at all.

      The announcement or introduction of new products or services by us or our competitors and any change in industry standards could cause customers to defer or cancel purchases of existing products or services, which could have a material adverse effect on our business, financial condition and results of operations. The failure by us to anticipate the prevailing standards, or the failure of common standards to emerge, could have a material adverse effect on our business, financial condition and results of operations. In addition, services or technologies developed by others could render our services or technology uncompetitive.

      We may not be able to manage our growth into new products, new product lines and new markets

      Our diversification and expansion strategy may place strains on our administrative, operational and financial resources and affect our competitiveness. Such expansion will increase responsibilities placed upon management personnel and will require development or enhancement of operational, managerial and financial systems and controls. If we are unable to effectively manage the expansion of our mechatronics product lines and the integration of our Internet businesses and security solutions into our operations, our business, financial condition and results of operations will likely be adversely affected. Our diversification and expansion strategy may also require that we hire additional administrative, sales and marketing personnel, which would increase overall expenses and make it more difficult to maintain our simplified decision-making process.

      Our operating results may fluctuate due to the seasonality of our sales of semiconductor test handlers and SMD placement systems

      Our business has been seasonal and our sales have typically been higher in the second half of the year. In addition, our operating results may fluctuate considerably from quarter to quarter. Changes in the nature or level of customer orders or a particularly large customer order or customer cancellation in any particular quarter could cause significant variations in our revenues. For instance, for our handlers, our major customers typically provide to us the specifications needed for their orders. Our success may be dependent upon our ability to mobilize our various divisions to manufacture products to meet our customers' customization and volume demands in a timely and cost-efficient manner and, if we are unable to do so, our results will be adversely affected.

      Normally, we deliver our handlers between 2 1/2 and 3 1/2 months after we receive an order. During these lead times, customers may modify or cancel their orders due to their own changing technology or for various other reasons, including economic downturns. The volume and timing of orders placed by our customers vary due to fluctuations in product demand, the development of new semiconductor devices and other microeconomic and macroeconomic factors. Likewise, customers may misinterpret the marketplace direction and incorrectly indicate to us the future customization or volume demand for a particular product. Although our entry into the SMD placement system industry has reduced our dependence on our semiconductor test handler sales, changes in the volume of customer orders could have a material effect on our profitability, in part because of the fixed costs associated with our handler product line and because the volume of customer orders affects the utilization rate of our equipment, labor and other overhead costs.

      Infringement of our intellectual property rights could negatively impact our results of operations

      Our success is dependent in part on our technology and our continuing right to use our technology. We rely on a combination of contractual rights and patent, copyright, trademark and trade secret laws to establish and protect proprietary rights in our technology. If we are unable to establish or protect these rights in the domestic and international markets in which we compete, our competitors may be able to use our intellectual property to compete against us in such markets. This could limit our growth and adversely affect our operating results. The laws of certain countries in which our products are distributed do not protect our products and intellectual property rights to the same extent as the laws of the United States and Korea. Accordingly, effective patent, copyright and trademark protection may be unavailable in certain foreign countries.

      As of December 31, 2002, we held 236 domestic patents, with expiration dates between May 2007 and November 2020, as well as 25 patents in the United States, with expiration dates in December 2021, 19 patents in Japan, with expiration dates between February 2016 and May 2020, and 18 patents in Taiwan, with expiration dates in November 2016. We have 199 domestic patents pending and 251 overseas patents pending in the United States, Japan, Germany, Taiwan, Italy, Singapore and Malaysia. In Korea, we also hold 85 registered utility models, 37 registrations of designs and 21 registered trademarks. We expect that our patent applications will result in the issuance of more than 85% of our pending patents; however, we cannot be sure that any of these applications will be granted or that any issued patents will provide commercially significant protection to our technology.

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

      In the event that a third party claims that we are infringing on the party's patents or other intellectual property rights or we make a similar claim against a third party, it may become necessary to resort to litigation, which can be costly and time consuming, to determine the scope and validity of other parties' property rights, or to enforce our own, in either case, in judicial or administrative proceedings. Generally, Korea's intellectual property legal framework is similar to that of the United States. However, a broader array of items may be protected as intellectual property in the United States. Additionally, a Korean court may apply a less strict enforcement standard and/or award a smaller amount of damages than a U.S. court. The laws of other countries may not protect our intellectual property as vigorously as in the United States or Korea. An adverse outcome in any dispute could subject us to significant liabilities, require us to cease manufacture, sales and shipments of products or our use of processes requiring the relevant technologies or alter the design of our products or make it necessary for us to obtain licenses from third parties. We can not assure you that we will obtain any licenses required under third party patents or proprietary rights or that they will be available on terms acceptable to us. Litigation could also adversely affect our sales of the challenged product and divert the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. We do not believe that we have infringed on the intellectual property rights of any third party.

      Presently, we are a plaintiff in a patent infringement suit in which we are claiming that the line of memory module test handlers of the defendant, Yuil Semicon Company, infringe on our patents. We obtained an injunction prohibiting the defendant from selling any of these products and are seeking in excess of 1 billion won in damages. We expect resolution of this litigation by the end of 2003.

      We are controlled by a major shareholder

      Moon Soul Chung, founder and former President, Chief Executive Officer and Chairman of the Board of Directors of the Company, together with his family members, beneficially owns approximately 16.55% of our outstanding common stock. See "Item 6--Directors, Senior Management and Employees--Share Ownership". Accordingly, he may be able to influence the composition and decisions of the Board of Directors and shareholder votes relating to certain types of decisions and transactions, including those involving an actual or potential change of control of the Company. In Korea, the rights of minority shareholders and the fiduciary obligations of Directors and majority shareholders may not be as extensive as those in the United States or elsewhere, and the ability to assert any such rights may be limited. In addition, Korean courts may not be willing to enforce judgments rendered against the Company or any of its officers or Directors by courts outside of Korea.

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

      We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in negative tax consequences to you

      Since we presently hold a significant amount of short-term investments and other passive assets, including cash, and we anticipate that we will continue to hold a significant amount of passive assets, there is a risk that we will be classified as a passive foreign investment company (a "PFIC") for United States federal income tax purposes. If we are classified as a PFIC for the current or any future taxable year, a U.S. Holder (as defined in "Item 10--Additional Information--Taxation--United States Federal Income Tax Considerations") of ADSs or common stock generally would, upon certain distributions by us with respect to the ADSs or common stock or upon a disposition of the ADSs or common stock by the U.S. Holder, be treated as if the distribution or gain had been recognized ratably over the U.S. Holder's holding period for the ADSs or common stock during which we were a PFIC, and the U.S. Holder would be liable for (i) tax thereon, computed at ordinary income rates for any taxable year prior to the first taxable year in which we are classified as a PFIC, and at the highest applicable rate in effect for the U.S. Holder for each taxable year beginning with the first taxable year in which we are classified as a PFIC (other than the current taxable year) and (ii) an interest charge on the tax attributable to taxable years beginning with the first taxable year in which we are classified as a PFIC (other than the current taxable year). Certain aspects of this adverse tax treatment, however, may be avoided by a U.S. Holder who makes a "mark-to-market" election. See "Item 10--Additional Information--Taxation--United States Federal Income Tax Considerations" for a more detailed discussion of the United States federal income tax consequences of our classification as a PFIC and the tax consequences of the mark-to-market election. Each prospective investor is urged to consult his or her tax advisor regarding the application and the effect of the PFIC rules in connection with the purchase, ownership and disposition of ADSs or common stock.

      Becoming an investment company would preclude us from making subsequent offerings

      While we have made a number of investments in Internet-related companies, we believe we are not an investment company, as defined in the U.S. Investment Company Act of 1940, as amended, and we do not intend to become an investment company. To the extent we acquire additional investment securities as the result of which the value of our total investment securities exceeds 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, we could become an investment company. If we became an investment company, we would be precluded from raising additional capital in the United States.

Risks Relating to the Korean and Asian Economic Environment

      We are negatively affected by adverse economic conditions in Korea and elsewhere in the world

      We are dependent on sales of our products to Korean companies and, as a result, adverse economic conditions in Korea and the financial difficulties of other Korean companies have had a material adverse effect on our business and are likely to continue to have such an effect for some period of time.

      Since early 1997, a number of developments have adversely affected the Korean economy and Korean companies, including Mirae. Korean banks, financial institutions and companies, including the conglomerates commonly known as chaebols that dominate the Korean economy, several of which are our customers, have struggled financially. A number of companies and financial institutions have filed for corporate reorganization and protection from creditors and some have gone into liquidation proceedings or have failed. Korea's recent financial and economic difficulties have included:

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

      According to the Korea Development Institute ("KDI"), Korea's gross domestic product ("GDP") contracted by 6.7% in 1998 and improved by 10.9%, 9.3%, 3.1% and 6.3% in 1999, 2000, 2001 and 2002, respectively. Although we believe that the Korean economy is recovering, as evidenced by data and forecasts of the International Monetary Fund and KDI, no assurance can be given as to the extent of the economy's improvement or of the continuance of this improvement. Future deterioration of economic conditions in Korea may have a significant impact on the demand for our products and on our financial condition and results of operations.

      Beginning in mid-1997, the economic difficulties experienced by certain Southeast Asian countries, such as Indonesia, Thailand and Malaysia, exacerbated Korea's economic difficulties. More recently, the continuing weakness of the Japanese economy and the volatility of the Japanese yen against the dollar have increased economic instability in Asia in general and may hinder Korea's ability to recover from its own economic difficulties. Future adverse developments in Southeast Asia, Japan and elsewhere could worsen Korea's economic difficulties by affecting, among other things, Korean financial institutions that have lent to borrowers in such countries, Korean exporters that export to such countries, and Korean companies and financial institutions that rely on credit from Japanese lenders. Any of these developments could adversely affect demand for our products.

      We may be negatively affected by the depreciation of the won and exchange rate fluctuations

      Depreciation and the volatility of the value of the won against the dollar and other major foreign currencies in 1997 had a material adverse effect on the results of operations of Korean companies, including Mirae. Any depreciation and volatility of the value of the won in the future may adversely affect our results of operations and the price of our shares and the ADSs.

      In the second half of 1997, the value of the won relative to the dollar and other major currencies depreciated at an accelerated rate. As a result of this sharp depreciation, the Government was forced to suspend its efforts to support the value of the won, and on December 16, 1997, the Government allowed the won to float freely. Such depreciation of the won relative to the dollar increased the cost of imported goods and services and the won revenue needed by Korean companies to service foreign currency-denominated debt. In the second half of 1998, however, the won began to appreciate relative to the dollar and other major foreign currencies. On December 31, 2002, the Noon Buying Rate was
(Won) 1,186.30 to US$ 1.00. Any change in the value of the won relative to other major currencies may adversely affect the financial condition and results of operations of Korean companies, particularly those companies requiring or receiving foreign currencies and those companies with large amounts of short- and long-term borrowings in foreign currencies. Since we are dependent on Korean companies for our sales, the adverse effect of the depreciation of the won and of exchange rate fluctuations on certain of our Korean customers has had, and may in the future have, a material adverse impact on our business.

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

      Many of our large Korean customers, such as Samsung Electronics Co., Ltd. and Hynix Semiconductor Inc., carry significant amounts of debt. As a result of the high domestic interest rates in the last several years, these customers' debt service costs have increased significantly and, as a result, their financial condition deteriorated and capital expenditures, including purchases of our products, declined markedly. If interest rates were to rise again, funding requirements needed by our largest customers to make debt service payments would rise significantly and, as a result, the financial condition and results of operations of these companies would likely be adversely affected, including their ability and willingness to make capital expenditures for mechatronics equipment. This would likely have a material adverse effect on our sales, financial condition and results of operations.

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

      Our business is subject to risks relating to North Korea

      Relations between Korea and the Democratic People's Republic of Korea ("North Korea") have been uneasy over most of Korea's recent history. These tensions have been heightened recently by certain events, including (i) North Korea's intrusion in June 1999 over the northern boundary of Korea's territorial waters, which resulted in a series of military clashes with Korea, including an exchange of gunfire and the sinking of a North Korean vessel, (ii) North Korea's wavering stance with regard to its compliance with the Nuclear Non-Proliferation Treaty, (iii) North Korea's firing in August 1998 of a mid-range ballistic missile which landed off the coast of Japan, and
(iv) reports of North Korea's development of nuclear weapons in 2002.

      Certain events, such as the then-Korean President Kim Dae-Jung's visit to North Korea and the North-South Korea summit, each in June 2000, raise optimism for improvement in the political relationship and economic cooperation between the two countries.

      However, reports have indicated that North Korea may have the capacity to use nuclear weapons against South Korea, Japan and the United States. Although these countries have warned North Korea to refrain from any current or future plans to develop nuclear weapons, no assurance can be given that the level of tension with North Korea will decrease or not change abruptly. Any subsequent adverse impact on the Korean economy could negatively affect Mirae's results of operations and the price of its common stock and the ADSs.

Risks Relating to the ADSs

      The Korea Stock Exchange is a volatile trading market which could affect the price of our common stock and the ADSs

      The principal trading market for our common stock is the Korea Stock Exchange. The Korea Stock Exchange is a volatile market and considerably smaller and less liquid than the securities markets in the United States. The Korea Composite Stock Price Index ("KOSPI"), an index of all equities listed on the Korea Stock Exchange, declined by 41.8% from 647.1 on September 30, 1997 to
376.3 on December 27, 1997, the last day of trading on the Korea Stock Exchange in 1997. Since then, KOSPI increased by 49.5% to 562.46 on December 31, 1998 and 82.8% to 1028.07 on December 31, 1999. In 2000, the market decreased again by 50.9% to 504.6, recovered by 37.5% to 693.7 by the end of 2001 and then declined by 9.5% to 627.55 by the end of 2002. Any decline in the KOSPI or large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales could adversely affect the value of the won, the foreign currency reserves held by financial institutions in Korea and the ability of Korean companies to raise capital. Continued volatility of stock prices in Korea may have a material adverse effect on our ability to raise capital on the Korea Stock Exchange or elsewhere, and the price of our common stock and ADSs could fluctuate substantially.

      In addition, a disproportionately large percentage of the market capitalization and trading volume of the Korea Stock Exchange is represented by a small number of listed companies and conglomerates. Fluctuations in the share prices of these companies can have a significant effect on the market price of other listed companies, including the price of our common stock and the ADSs.

      Liquidity of the ADSs may be limited

      Mirae became listed on The Nasdaq National Market on November 17, 1999 under the symbol "MRAE" and the ADSs were issued on February 17, 2000. An active market for our

ADSs has not yet developed. There can be no assurance that an active market will develop or, if such a market does develop, that it will continue.

      Volatility of The Nasdaq National Market may adversely affect the price of the ADSs.

      Certain shares listed on The Nasdaq Stock Market have recently experienced significant price and volume fluctuations, which have adversely affected the market price of our and other shares listed on The Nasdaq Stock Market without any regard to the underlying fundamentals of such stocks. Recent fluctuations have been particularly acute for high technology sector stocks. These broad market fluctuations, which may occur in the future, as well as issues more specifically related to our business activities or prospects, our financial performance, intellectual property, the semiconductor and semiconductor related industries or the Internet industries, may continue to adversely affect the market price of the ADSs.

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

      Your ability to deposit shares into the depositary facility may be limited

      Under current Korean laws and regulations, neither shares of our common stock acquired in the open market nor shares withdrawn from the depositary facility may be deposited or re-deposited, as the case may be, in the depositary facility without our consent. However, we have consented to any deposit unless such deposit is prohibited by Korean law or violates our Articles of Incorporation. No assurance can be given that the deposit of such shares would always be permitted.

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

ITEM 4. Information on the Company

A. History and Development

      Our legal and commercial name is Mirae Corporation. Our head office is situated at 9-2, Cha Am-Dong, Chun An City, Chung Chong Nam-Do 330-200, Republic of Korea and our telephone number is (8241) 621-5070. We have appointed Mirae America, Inc., 48119 Warm Springs Blvd., Fremont, California 94539, as our agent in the United States for sales and customer service.

      Mirae Corporation was founded as a sole proprietorship in 1983 and incorporated as a limited liability company under the laws of Korea in December 1990. Shares of our common stock were listed on the Korea Stock Exchange on November 2, 1996. We became listed on The Nasdaq National Market on November 17, 1999 and issued ADSs on February 7, 2000.

      Since 1983, we have manufactured and sold lead frame magazines and products related to machine tools, and after 1989, we diversified our product line into semiconductor test handlers primarily for sale to domestic semiconductor manufacturers. Handlers are specialized robotic machines used to move devices during the testing phase of the semiconductor manufacturing process. Since 1991, we have further diversified our handler product lines to include various models of memory test handlers, memory module test handlers, non-memory test handlers and burn-in sorters. With improvement of our handler product lines, our research and development capability has become the foundation of our core competencies: precision mechanisms, intelligent control and machine vision. For the years ended December 31, 2000, 2001 and 2002, sales of handlers accounted for 29.9%, 26.7% and 22.4% of our total revenues, respectively.

      In 1998, we utilized our product know-how and our core competencies to design and develop advanced surface mount placement systems (SMD placement systems), machines that affix electronic devices onto printed circuit boards, and TFT-LCD handlers and testers, machines that handle and test a new generation of flat panel displays. In 1999, we began to sell these new product lines in Korea and worldwide. We believe that our semiconductor handler products and SMD placement systems are among the most advanced products in the industry. For the years ended December 31, 2000, 2001 and 2002, SMD placement systems became our major product, accounting for 48.8%, 30.4% and 36.5% of our total revenues, respectively.

      Beginning in 1999, we focused on market advancement and enhancement of customer infrastructure in our mechatronics, semiconductor-related and SMD placement systems businesses and development of our Internet-related businesses.

      However, when the general economy as well as the semiconductor industry and related markets experienced a significant downturn in 2001 and 2002, we undertook a strategic corporate restructuring process in order to reduce related risks and to enhance our mechatronics businesses. The three highlights of our corporate restructuring procedure are as follows:

      First, in order to reduce the Company's expenses, we downsized the number of employees by 37.8 percent, or 197 employees, in 2001. As of December 31, 2000 and 2001, the total number of our employees was 521 and 324, respectively. As of May 31, 2003, the Company had a total of 298 employees.

      Second, the Company has concentrated on the part of the mechatronics business that would enhance our test handler and SMD placement system businesses. A part of our corporate restructuring is the positive exit from Internet-related businesses that have been experiencing losses. In August 2002, the Company's shareholdings of SK Communications Corporation (formerly Lycos Korea) decreased from 43.25% to 4.54%. In addition, by exercise of our appraisal right as a dissenting shareholder upon SK Communication's agreement to merge with Cyworld Inc. on June 13, 2003, the Company plans to redeem its initial investment of (Won) 2,582 million when the merger process is completed in August 2003.

      Third, in conjunction with our decision to exit from our unprofitable Internet-related businesses, we have decided to divest buildings we have utilized for our non-mechatronics operations. For example, we divested our Kang-nam Mirae building for (Won) 60 billion on May 24, 2002.

      The following information describes how we have invested and developed Internet-related businesses since 1999.

      SoftForum Co., Ltd. was incorporated in April 1999 under the laws of Korea as a 70%-owned subsidiary of the Company, and is currently engaged in providing security solutions for on-line banking, on-line trading and electronic commerce. SoftForum's shares have been listed in the Korea Securities Dealers Automated Quotation ("KOSDAQ") market since October 30, 2001. As of December 31, 2002, SoftForum is 41.51%-owned by the Company, 6.94%-owned by Dongwon Venture Capital Co., Ltd., 4.14%-owned by SoftForum employees and 47.41%-owned by others. SoftForum's accounts were consolidated due to the Company's effective control of it through the nomination of a majority of its board of directors by the Company.

      MR Tech Town Co. was incorporated in April 1999 under the laws of Korea, and the Company acquired a 100% equity interest in MR Tech on July 2, 1999. MR Tech is engaged in providing building administration services. On April 4, 2003, 20,000 common shares of MR Tech valued at (Won) 46 million on such date were sold to SoftForum as a part of corporate restructuring.

      Mirae Online, Co., Ltd. was incorporated in March 2000 under the laws of Korea, and engages in the provision of a two-way satellite-based data broadcasting service. As of December 31, 2002, Mirae Online was 81.38%-owned by the Company.

      Korea Internet.com Co., Ltd. was incorporated in July 2000 under the laws of Korea as a joint venture company between the Company and internet.com Corporation, a United States corporation, in order to provide e-business related information, real-time news and information for Internet professionals on the Internet. As of December 31, 2002, Korea Internet.com was 87.38%-owned by the Company.

      Alpha Logics Co., Ltd. was incorporated in December 2002 under the laws of Korea, and develops and sells security solutions and related equipment. As of December 31, 2002, Alpha Logics was 100%-owned by SoftForum, a subsidiary of the Company.

      Mobile Game Co., Ltd. (formerly Java Games Co., Ltd.) was incorporated in December 1999 under the laws of Korea as a 59.98%-owned affiliate of the Company, and is currently engaged in providing game programs. In April 2002, the status of Mobile Game changed to an affiliate accounted for using the equity method from a consolidated subsidiary due to the Company's decrease in ownership from 59.98% to 29.99%.

      Lycos Korea Inc. was formed in March 1999 under the laws of Korea as a joint venture company between the Company and Lycos, Inc., a United States corporation. Lycos Korea offers a Korean language search and portal site on the Internet. Lycos Korea launched its Internet operations in July 1999. In 2002, Lycos Korea changed its name to SK Communications Corporation. In August 2002, the Company's ownership percentage decreased from 43.25% to 4.54% through a sale to SK Telecom Co., Ltd. As a result, the Company's investment in SK Communications is accounted for using the cost method of accounting whereas until and through July 2002, it had been accounted for using the equity method of accounting.

      Mirae America, Inc. was incorporated in February 2001 under the laws of the United States as a joint venture company between the Company and Mr. Hyung Yun Lee, our CEO, who at that time was and continues to be CEO of Mirae America. Mirae America currently sells products manufactured by the Company and provides after-sales services for the products.

      Display Equipment & Total Solution Co., Ltd. ("DE&T") was incorporated in August 2001 under the laws of Korea, and produces flat panel display equipment. On August 1, 2001, the Company transferred its LCD division with total assets of
(Won) 1,445 million and total liabilities of (Won) 620 million to DE&T, which was an affiliated company in 2001, for (Won) 825 million.

      AIO Corporation was incorporated in the United States in 1990, and engages in the design, manufacture and marketing of silicon wafer cleaning systems, track systems and ancillary equipment. As of December 31, 2002, the Company had a 21.63% ownership interest in AIO Corporation.

      In 2002, we spent (Won) 3,238 million in capital expenditures. Our capital expenditures in 2002 were for purchases of machinery, supplies and other items. In 2001, our principal capital expenditures were for the establishment of the Mirae Research Center in Hwasung City ((Won) 17,421 million) and for purchases of machinery, supplies and other items ((Won) 6,172 million). In 2000, our capital expenditures were for the acquisition of the land and building now housing the Mirae Research Center in Hwasung City ((Won) 56,793 million) and for purchases of machinery, supplies and other items ((Won) 13,615 million).

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

Mechatronics Products

      Semiconductor Test Handlers

      Since 1989, we have designed and manufactured about 80 test handler models including minor modifications. As of December 31, 2002, we delivered four categories of test handlers:

memory (component) test handlers, memory module test handlers, logic pick & place test handlers and burn-in loader/sorters. In developing and manufacturing these machines, we are utilizing faster and more precise pick & place technology applied from our development of SMD placement systems, which is one of our core competencies.

      The following table sets forth information about our major test handler models manufactured by Mirae from 1997 to 2002:

            Product                      Specifications                  Market focus              Year Introduced
-------------------------------   ----------------------------   ---------------------------   -----------------------

Memory test handler

MR5400.......................     32/64 device parallel          Pick and place type (TSOP,             1997
                                  testing; 3,600 UPH;            QFP); DRAM
                                  Tri-temperature control;
                                  Vertical docking

MR5500.......................     32/64 device parallel          Pick-and-place type (TSOP,             1998
                                  testing; 7,200 UPH;            QFP, BGA, CSP, Memory
                                  Tri-temperature control;       cards); very short test
                                  Vertical docking               time; for fine pitch
                                                                 devices:  DRAM, Flash
                                                                 memories (SD, MMC)

MR5700.......................     128/64 device parallel         Pick-and-place type (TSOP,             2002
                                  testing (Dual test sites);     TQFP, BGA, CSP); very short
                                  9,000 UPH; Tri-temperature     test time; for fine pitch
                                  control, Heat compensation     devices
                                  option, Vertical docking

Memory module test handler

MR7200.......................     8/4 device parallel testing;   Pick-and-place type (SIMM,             1998
                                  4,200 UPH; Ambient; Vertical   DIMM); Low cost solution;
                                  docking                        Pick-and-place type (SIMM,
                                                                 DIMM, RIMM)

MR7300.......................     8 device parallel testing;     Pick-and-place type (SIMM,             1998
                                  1,000 UPH; Dual-temperature    DIMM, RIMM)
                                  control; Vertical docking

MR7500.......................     16/8 device parallel           Pick-and-place type (SIMM,             2000
                                  testing; 2,000 UPH;            144 SODIMM, 168 DIMM, 184
                                  Tri-temperature control;       RIMM, 184 DDR-DIMM, 200
                                  Vertical docking               SODIMM, 232 DIMM); High-end
                                                                 applications

Logic Pick & Place test handler

MR2700.......................     4/2/1 device parallel          Pick-and-place type (QFP,              2002
                                  testing (8 para:  option);     TQFP, TSOP, BGA, PGA, CSP)
                                  7,500 UPH; Dual -temperature
                                  control; Horizontal docking

Burn-in loader/sorter

MR9200.......................     Maximum throughput:  15,000    TSOP, fBGA                             2000
                                  UPH

      Memory Test Handler

      We began manufacturing memory test handlers in 1992, and we believe we are now one of the leading manufacturers of memory test handlers. We started with a design based upon the vertical gravity technology that was a common standard of the market 10 years ago. As we built up our know-how in design and manufacturing, we switched our development focus from the existing gravity feeding technology to the more flexible pick & place technology with chamber technology. Our R&D group has focused on the faster, more reliable and more precise pick & place technology and precision heat control since 1997 when we hired a major R&D group from LG Electronics Co., Ltd. As a result of this strategic transformation, we have successfully introduced our fastest memory test handler, MR5500, which is mostly suited for the handling of flash memories due to its higher speed performance. MR5500 has been continuously upgraded during the last five years in order to meet customer demands, including smaller device handling. Based upon this achievement, the same group of engineers launched a new three-year project for developing the 128 para memory test handler with a fully closed loop heat compensation capability. This model was introduced to customers as MR5700 in 2002. Due to the limited availability of 128 para testers in the market, the application of MR5700 has been limited to DRAMs thus far. When 128 para testers for flash memories are introduced to the market by tester manufacturers, the application of MR5700 will significantly expand. We believe that our new memory test handler, MR5700, provides the most advanced technical features by using our own linear motor. In addition, each of our memory test handlers includes a Microsoft Windows NT-based graphical user interface, which provides for easy set-up, status monitoring and productivity analysis.

      Memory Module Test Handler

      We were one of the first companies to develop and manufacture memory module test handlers, which we introduced in 1995. Since that time, we have maintained our position as a leading supplier. Memory modules are used to expand memory functions in computers and other IC-related products by combining multiple memory ICs and placing the combined devices onto standardized PCBs. The assembled nature of the memory module, as well as specific memory module tests, require specialized memory module test handler design features.

      Each of our memory module test handlers applies a Microsoft Windows NT-based graphical user interface. In addition, each of our memory module test handlers utilizes pick-and-place technology and, in the case of the MR7500, offers tri-temperature control ranges. Depending on the design specifications, our memory module test handlers can conduct between two and 16 modules simultaneously and, in addition, can test under various temperature conditions and offer vertical docking of loader trays.

      Logic Pick & Place Test Handler

      Although we have developed and manufactured various non-memory test handlers, including logic pick & place test handlers, since 1989, we did not fully focus on this category due to the local market, which contains the world's leading DRAM manufacturers. As we aggressively sought customers overseas, we quickly realized that we needed to bring the best logic pick & place test handler to the market. Because this is the bigger market with a larger number of customers than the market for memory test handlers, developing the next generation logic pick & place test handler has been a focus of our R&D activity. By successfully transplanting the core competencies from our development of memory test handlers and module test handlers, MR2700 was finally introduced during the Semicon West 2002, receiving sound attention. We will aggressively market this product worldwide and seek to diversify our customer base further to include non-memory semiconductor manufacturers.

      Burn-in Loader/Sorter

      We began manufacturing burn-in sorters in 1997. Our burn-in sorter, the MR9200, is used in the extensive reliability screening and stress testing procedure of ICs known as "burn-in." The burn-in process screens for early failures by operating the IC at elevated voltages and temperatures of up to 125 degrees Celsius (257 degrees Fahrenheit) for periods typically ranging from 12 to 48 hours. The MR9200 is a burn-in-board loading and unloading handler. Before loading the devices into the burn-in-board, the MR9200 performs certain basic functional tests. Combining a linear motor system with pick-and-place technology, we believe the MR9200 is one of the fastest sorters available, with a maximum throughput of 15,000 UPH. In responding to various customer requirements for the handling of different devices, including the BGA, on the burn-in-board, our R&D group has put their efforts to developing derivative models, such as MR9210 and MR9220.

      Sales and Marketing

      The following table shows sales volume and sales value of the handlers manufactured and sold by Mirae for each of the periods indicated:

                                             Year ended December 31,
                                ------------------------------------------------
                                     2000             2001             2002
                                --------------   --------------   --------------
                                Units            Units            Units
            Model               sold    Sales    sold    Sales    sold    Sales
-----------------------------   -----   ------   -----   ------   -----   ------
                                            (Sales in (Won) millions)
Memory test handlers               73   26,255      35    8,683      17    3,790
Memory module test handlers        21   13,232       4      745       4    1,303
Logic pick & place test            40    2,725      17    1,681       7      605
   handlers
Burn-in sorters                     4    1,377      --       --       8    3,334
Handler components                 --      165      --    7,309      --    5,401
                                -----   ------   -----   ------   -----   ------
Total                             138   43,754      56   18,418      36   14,433
                                =====   ======   =====   ======   =====   ======

      In 2000, 2001 and 2002, the sales of our memory test handlers accounted for 60%, 47% and 26% of total equipment revenues, respectively.

      Until 1998, we had focused our sales and marketing efforts for handlers on the domestic market, with the vast majority of our sales being made to Samsung Electronics Co., Ltd. and Hynix Semiconductor Inc. However, as a result of the slowdown in the semiconductor and related industries in 1997, unit sales of handlers fell by 66%, from 203 units for the year ended December 31, 1997 to 69 units for the year ended December 31, 1998.

      In 1999, sales of handlers increased from 69 to 100 units, or by a 38.3% increase in volume compared to sales in 1998. In order to mitigate the decline in domestic sales volumes and to reduce our dependence on major Korean semiconductor manufacturers, we redoubled our marketing efforts within Korea and broadened our sales strategy to outside of Korea. In the United States, Europe and Southeast Asia, we increased our export sales of handlers from $1 million in 1996 to more than $20 million in 2000. Due to the severe global downturn of the semiconductor industry, our export sales significantly dropped in 2001 and 2002. However, we expect that future export sales of test handlers will increase, and thereby broaden our client infrastructure, and that these export sales will be assisted by our marketing of our logic pick & place test handlers, in particular, MR2700, which we intend to aggressively reinforce.

      We market and distribute our handlers in the domestic market through a direct sales force comprised of three employees based at the Mirae Research Center in Hwasung City. Since we customize handlers to our customers' design specifications, we do not ordinarily maintain a significant inventory.

      Outside of Korea, we market and distribute our handlers through our worldwide sales team, which is based at the Mirae Research Center in Hwasung City and consists of four sales personnel. Furthermore, to enhance our marketing in the United States and Europe, we established Mirae America, Inc. in 2000. We also participate in trade shows, providing us with a forum for product demonstrations and customer contact. In addition, we market our handlers through non-exclusive distribution arrangements with various international sales and support agents, including agents in Taiwan, Singapore, Germany, Italy, England, Malaysia, Brazil, Philippines and the United States. These sales and support agents sold our handlers to more than 20 customers worldwide in 2001 and 2002.

      Customers

      Our principal handler customers are Korean semiconductor manufacturers, which collectively were responsible for more than 39.5%, 81.3% and 56.3% of our handler sales in 2000, 2001 and 2002, respectively. Hynix Semiconductor Inc. was our largest customer in 1996 and 1997 and our second largest domestic customer in 1998 and 1999, accounting for 63.3%, 76.7%, 7.1% and 3.1% of handler sales, respectively. Samsung Electronics Co., Ltd. was our second largest customer in 1996 and 1997 and our largest in 1998 and 1999, accounting for 32.8%, 19.3%, 50.4% and 44.4% of handler sales, respectively. In 2000, 2001 and 2002, Hynix Semiconductor accounted for 9.0%, 7.2% and 6.5% of our handler sales, while Samsung Electronics accounted for 24.1%, 60.9% and 33.3% of our handler sales, respectively.

      As our export sales have increased, our customers have diversified and non-Korean customers now represent a major portion of our handler sales. In 2000, our export sales accounted for 60.0% of our total handler sales, comprised of regional export sales for North America, Europe and Asia of 19.7%, 34.4% and 45.9%, respectively. In 2000, our major foreign customers, Infineon Technologies AG and King Yuan Electronics Co., Ltd. of Taiwan, accounted for 21.5% and 20.4% of handler sales, respectively. In 2001, these customers accounted for 3.48% and 8.18% of handler sales, respectively; these marked decreases were largely due to the downturn in the semiconductor industry in 2001. In 2001, our export sales accounted for 18.7% of our total handler sales, comprised of regional export sales for

North America, Europe and Asia of 24.5%, 28.7% and 46.8%, respectively. In 2002, our export sales expanded to 56.3% of our total handler sales, comprised of regional export sales for North America, Europe and Asia of 15.3%, 66.8% and 17.9%, respectively. Our major foreign customers in this year were Infineon Technologies AG and EEMS Italia SpA, which accounted for 33.5% and 12.9% of total handler sales, respectively.

      Our customer support team consists of sixteen product engineers who repair and service handler products sold to our customers. Of the sixteen support engineers, seven are located in Chun An City and are available to provide support services to our international customers if necessary, eight are located at various locales in Korea and one is based in Taiwan. Our customer service team assists our customers and agents in resolving installation and general function issues. Typically, we are able to deploy service representatives to a customer's site in Korea within 24 hours. We provide high quality service and support which contributes to our ability to attract and retain key customers in Korea. Outside of Korea, customer support service is typically provided by our worldwide agents. However, we will send engineers from Korea to a customer's facilities when we deem it necessary. We cover the cost of servicing our handlers for the first year of ownership pursuant to the terms of our standard product warranty.

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

      In the test handler market, we believe our primary competitors are Advantest Corporation and Hitachi, Ltd. of Japan. In the domestic market, A-Ju Prosys Co., Ltd. and YounWoo Engineering Co., Ltd. are beginning to enter the market as well.

      Seasonality

      Our sales of test handlers tend to be concentrated in the fourth quarter, because most overseas customers tend to place orders for them during the third quarter due to the end of their fiscal year on the last day of September.

SMD Placement Systems

      SMD placement systems

      In March 1999, Mirae began manufacturing surface mount technology (SMT) component placement systems. SMT component placement systems are robotic machines used for the high precision, high-speed placing of a broad range of electronic components, such as resistors, capacitors and integrated circuits
(ICs), onto printed circuits boards (PCBs) used in computers, telecommunications equipment, consumer electronic products, industrial equipment, medical instruments, automotive systems, military systems and aerospace systems.

      Based upon the definitions developed by the Japanese Robotics Association
(JARA) PROTEC Market Data Reporting Convention, SMT component placement equipment can be divided into categories in relation to the types of components the equipment is capable of placing onto PCBs and the size of the PCB that can be processed. Chip shooters are used for the placement of small components, such as resistors and capacitors, onto PCBs. Chip shooters are further classified into three categories based on the type of placement head used, turret type and non-turret type, and for non-turret type, the speed at which they can place components, high-speed (< 24,000 components per hour) and mid-speed (< 24,000 components per hour). The second category of SMT component placement equipment is multi-functional placement systems. These systems can place a full range of components, including ICs, onto PCBs. Multi-functional component placement systems are further classified based on the list price range of the system (high end - list price = $ 150,000 and low end - list price < $ 150,000).

      The following table shows the classification of Mirae's current SMT component placement systems:

               Current Mirae SMT Component Placement System Models

                                           Performance Specification
Products           Sub-Class               (ICP-9850 Standard)             Year Introduced
----------------   ---------------------   -----------------------------   ---------------
Chip Shooters

MPS-1010 .......   Non-Turret High-Speed   Chips: 30,000 chips/hour                   1999
                   (Regular Board)
MPS-1010 Alpha .   Non-Turret High-Speed   Chips: 27,500 chips/hour                   2002
                   (Large Board)
MPS-1025 .......   Non-Turret Mid-Speed    Chips: 4,000 chips/hour                    2001
                   (Regular Board)

Multi-Functional

MPS-1020P ......   High End                Chips: 16,500 chips/hour ICs:              1999
                   (Regular Board)         1,500 ICs/hour
MPS-1020QP .....   High End                Chips: 12,000 chips/hour ICs:              2001
                   (Regular Board)         4,500 ICs/hour
MPS-1020QP Alpha   High End                Chips: 12,000 chips/hour ICs:              2002
                   (Large Board)           4,500 ICs/hour
MPS-1025P ......   Low End                 Chips: 11,000 chips/hour ICs:              2001
                   (Regular Board)         1,500 ICs/hour

      The table below shows the percentage of SMT component placement systems sold worldwide in 2002 that each major type of system represents and the number of machine models that Mirae offers in each category. Mirae presently produces seven machine models in categories that account for 82.2% of all machine types sold.

                    Coverage of Mirae Models with Respect to
              Percent of Total Worldwide Sales by Machine Category

                                           Percentage of Total   Number of Mirae
Major Category      Machine Type              Sales of 2002          Models
------------------  ---------------------  -------------------   ---------------
Chip Shooters       Turret Type                           17.8%                0
                    Non-Turret High Speed                 15.2%                2
                    Non-Turret Mid Speed                   8.3%                1
Multi-Functional    High End                              14.6%                3
                    Low End                               44.1%                1
                                             -----------------   ---------------
Total                                                    100.0%                7
                                             =================   ===============

Source: PROTEC Market Data Convention

      All of Mirae's SMT placement systems use linear motors to drive the X Y gantries containing the heads that are used to pick-and-place the electronic components. The use of linear motors allows higher speed and reliability, as well as lower maintenance than the belt or screw driven systems used by most of Mirae's competitors. Additionally, all of our SMT placement systems use linear scales to position the gantries. The use of linear motors and linear scales allows our placement systems to achieve speeds (or tact times) of up to 0.096 seconds per chip and accuracy of 0.065mm for chip type devices and 0.025 mm for fine-pitch IC type devices. The use of X Y gantries versus table turret-type drive allows our placement systems to achieve a smaller system size (footprint) while maintaining similar performance, which is an important factor for many customers. Our MPS-1010 and MPS-1010 Alpha systems each contains two X Y gantries while the remaining systems contain a single X Y gantry.

      The type of component placement head located on the X Y gantry determines the type of component capable of being placed by the system. Our chip shooters use multiple spindle modular heads containing four, six or eight chip type spindles, while our multi-functional placement systems have one or more precision heads that are used to place fine pitch ICs.

      Each of our SMT placement systems also includes a Mirae-designed vision system that permits inspection of components at high speeds. All of our placement systems also use a common Microsoft Windows 2000 based graphical user interface that allows customers to mix multiple types of placement systems in the same facility without having to retrain operators.

      We also design and manufacturer a full line of accessories to support component feeding on our placement systems. These accessories include "intelligent" tape feeders that can reduce the mis-picking (loss) of parts and enhance placement reliability and automated tray feeders for IC components.

      Many of the technologies used in our component placement systems have been adapted from the technologies that we developed from our core competencies and in the manufacturing of our semiconductor test handler products. We believe these technologies will enable us to produce and sell SMT placement systems that are among the most advanced in the industry.

      Market Description

      The market for SMT placement equipment is influenced by many factors and is presently undergoing many changes.

      SMT placement systems are used by two types of electronics manufacturers, original equipment manufacturers (OEMs) who use the equipment to assemble PCBs for use in their own systems, and electronics manufacturing services (EMSs) who use the equipment to assemble PCBs for customers on a contract basis. During the past few years, there has been a major shift from in-house assembly of PCBs to the use of contract manufacturers to perform PCB assembly. When Mirae entered the market in 1999, EMS-produced PCBs accounted for about 10% of the total electronics market. Since then, the growth rate of the revenues of EMSs has been roughly 30% per year, accumulating to approximately a 17% share of the total electronics market in 2002 and is forecasted to grow to a 30% share by 2005. The major factors driving this growth are that EMSs offer lower production costs through a number of advantages, including lower labor costs, superior competency, utilization improvement, economies of scale and business risk mitigation. The placement equipment purchasing criteria used by OEMs and EMSs often differs, with OEMs selecting the lowest cost component technology and equipment capable of assembling their PCB board, whereas EMSs are interested in equipment that has the widest flexibility and minimizes costs. These factors have been responsible for the increase in popularity of non-turret type chip shooters, such as our products, with their reduced floor space and set up time requirements, over turret-type, as well as the rapid growth in multi-functional placement systems, both in the high-end (large EMSs) and low-end (small EMSs and OEMs). Both OEMs and EMSs place a great deal of importance on equipment reliability and local customer service support.

      Unlike semiconductor test handlers, which are primarily purchased by major semiconductor manufacturers who make up a market of a relatively small number of potential customers, SMT placement systems are bought by both large and small electronic manufacturers in a market of thousands of potential customers. Large and small electronic manufacturers differ widely in the manner in which they buy component placement systems. Large manufacturers have enormous buying power. A recent study on the EMS market segment concluded that although there are thousands of EMSs worldwide, the top 50 EMSs account for approximately 50% of EMS revenues. Although they produce products from regional facilities located throughout the world, these large electronics manufacturers use centralized purchasing functions usually located at the headquarters to qualify vendors and negotiate supply contracts. These large manufacturers desire to work directly with a dedicated sales team from the placement system manufacturer and require on-site service support for each manufacturing facility. Mirae is presently in the qualification process with one of the top three EMSs. Small manufacturers tend to buy placement systems once they have secured new business that requires additional capacity or capabilities not present in their existing systems. In order to handle these thousands of small manufacturers around the world, Mirae relies on a network of distributors and sales representatives. Mirae is presently expanding its distribution network to increase sales and service coverage.

      There has been a major shift in where new SMT component placement systems are geographically located, as shown in the table below. When Mirae entered the market in 1999, the Americas and Europe accounted for 45.8% of new machine placements in the world. In

2002, these two regions accounted for only 20.2% of new machine placements worldwide. Asia not including Japan accounted for 32.5% and 64.7% of new machine placements in 1999 and 2002, respectively. In 2002, new machine placements only in China exceeded machine placements in the Americas, Europe and Japan combined. This change is dramatic evidence of the relocation of PCB assembly, especially for low margin consumer products, PCs and cellular phones, into Asia due to lower labor costs. However, it is important to consider that a significant number of these procurements are made by large OEMs and EMSs whose purchasing contracts are made in the Americas and Europe.

     Comparison of New SMT Placement System Sales by Region (1999 vs. 2002)

                                             Percentage of Total Worldwide Sales
                                             -----------------------------------
Region                                         1999         2002       % Change
------------------------------------------   ------       ------       ---------
Americas                                       23.3%         9.7%       -58.4%
Europe                                         22.5%        10.5%       -53.5%
Japan                                          21.7%        15.1%       -30.4%
Rest of Asia (1)                               32.5%                    +99.1%
Rest of Asia (excluding China)                              22.2%
China                                                       42.5%
                                             ------       ------
Total                                        100.00%      100.00%
                                             ======       ======

(1)   Chinese data was reported as part of Rest of Asia in 1999

Source: PROTEC Market Data Convention

      The demand for new SMT component placement systems has been affected by the general downturn in the electronics industry. The table below shows a comparison of the total demand for SMT placement systems by region in 1999 and 2002. As shown, overall demand was down by 23.3%, with demand in all areas except the Rest of Asia down by 50% or more.

           Comparison of SMT Placement Sales by Region (1999 vs. 2002)

                                                      (Unit: in million dollars)

                                                              Total Sales
                                                        ------------------------
Region                                                   1999    2002   % Change
-----------------------------------------------------   -----   -----   --------
Americas                                                1,944     578    -70.3%
Europe                                                  1,875     692    -63.1%
Japan                                                   1,812     881    -51.4%
Rest of Asia (1)                                        2,715            +56.5%
Rest of Asia (excluding China)                                  1,703
China                                                           2,545
                                                        -----   -----   --------
Total                                                   8,346   6,399    -23.3%
                                                        =====   =====   ========

(1)   Chinese data was reported as part of Rest of Asia in 1999

Source: PROTEC Market Data Convention

      Competition

      In the high end of the market, Mirae's major competitors are Fuji Machine Manufacturing, Matsushita Electric Industrial Co., Ltd. and Siemens AG. In the low end, Mirae faces competition from Yamaha Motor Co. Ltd., Juki Corporation and Samsung Techwin Co., Ltd. Most of our competitors have been established in this market for over 15 years.

      However, we believe that our core competencies in mechatronics give us advantages over other manufacturers, primarily as a result of our experience and expertise in producing advanced control hardware, machine vision and linear motor design technologies, and advanced real-time control software-based robots utilized in our semiconductor test handlers. We believe our SMD placement systems are some of the most advanced in the market in terms of performance and accuracy, as well as price-competitive. In addition, our system hardware and software design allow customers to have short changeover times from one PCB board to another, provide a high degree of flexibility in terms of line configuration and types of systems available and are easy to operate.

      We intend to continue to price our SMD placement systems competitively and furthermore, enjoy import tax advantages in the domestic Korean market.

      Sales and Marketing

      We market and distribute our SMD placement systems in Korea through a direct sales force comprised of Mirae employees. At the time of delivery and acceptance, customers are typically required to pay 20% of the contract price. The balance (plus interest) is typically due in installments over the course of the twelve months following delivery and acceptance.

      In China, we have Mirae sales offices located in Shen Zhen and Shanghai. We also use Banner Ever International Group as our sales representative in this region. Schmidt Electronics (S.E.A.) Pte., Long Shine Equipment & Supplies Ptd. Ltd. and Agate & Agate cover sales in Southeast Asia. Ryoko Sangyo Corporation distributes our products in Japan. Our Asian sales agents act as non-stocking distributors. Our agency agreements provide that an agent may only sell SMT placement systems manufactured by Mirae.

      Previously, Mirae sold its SMT placement systems in the Americas and Europe on an exclusive OEM basis through Quad Systems Corporation through a three-year distribution agreement entered into on June 1, 1999. Quad was authorized to sell Mirae systems under its own name and logo. On December 18, 2000, Quad filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. During the bankruptcy settlement period, Mirae was barred from selling its machines in the Americas and Europe. After settlement of the bankruptcy in July 2001, Mirae began selling its machines in the Americas through Mirae America, Inc., which acts as a non-stocking distributor. The slowness in the Americas market coupled with the fact that Mirae did not have an established brand name resulted in limited sales success in the Americas in 2002. However, Mirae was able to establish a relationship with one of the top three EMS companies headquartered in the U.S. and is presently in the supplier qualification process at one of its facilities. We believe that we will be successful in this process and that once Mirae is qualified, the EMS will authorize purchases of Mirae's systems for use in all of its facilities worldwide. In September 2001, Mirae entered into a distribution agreement with Tyco Electronics Group that grants Tyco distribution rights of Mirae's SMT placement systems in Europe and Africa. Tyco Electronics is a major division of Tyco Corporation, a Fortune 500 corporation. Under the terms of the agreement, Tyco sells the equipment under the Mirae brand name. During 2002, Tyco sold Mirae systems in most European and African countries.

      On March 31, 2003, Mirae entered into a new distribution agreement with Tyco Electronics. Under the terms of the new agreement, Tyco Electronics has exclusive rights to sell and service Mirae's SMT placement systems in the Americas and in Europe, excluding Belgium, Luxembourg, the Netherlands, Greece, Italy, Israel and Turkey. In the Americas, Mirae is able to continue to sell and service equipment to selected in-house accounts, including Flextronics International. In addition, Tyco Electronics has agreed to place a minimum of $1.5 million in SMT equipment purchases by October 1, 2003, including an initial purchase of up to $500,000 at the contract signing. The equipment is to be sold under a joint Mirae/Tyco Electronics brand. In addition to the sales commitment this year, Mirae expects the partnership to have a much greater effect in increased sales and market share if and when the market recovers, due to Tyco Electronics' extensive customer base. This agreement provides Mirae with the benefit of Tyco Electronics' existing sales and service infrastructure without the need for us to make further investments in these areas. Mirae has already signed a distribution agreement with Laryo of Italy and is in the process of selecting distributors in the other European countries in which Mirae has retained the right to market and sell its systems.

      The table below summarizes Mirae's SMT component placement system sales for 2002.

       Mirae's 2002 SMT Placement System Sales by PROTEC Machine Category

                                                   (Unit: in million Korean won)

Major Category                   Machine Type             Model             2002 Sales
--------------------------   ---------------------   ----------------   --------   --------
                                                                        Systems    Revenues
                                                                        --------   --------
Chip Shooters                Non-Turret High Speed   MPS-1010                 51      6,270
                                                     MPS-1010 Alpha            1        159
                             Non-Turret Mid Speed    MPS-1020                  2        214
                                                     MPS-1025                 37      2,913
                                                     MPS-1030                  5        311
Multi-Function                     High End          MPS-1010P                 1         54
                                                     MPS-1020P                15      1,688
                                                     MPS-1020QP                8      1,200
                                                     MPS-1020QP Alpha          2        348
                                    Low End          MPS-1025P                28      2,412
                                                     MPS-1030P                 9        586
Accessories, Spare Parts
   & Service                                                                          7,331
                                                                        --------   --------
Total                                                                        159     23,486
                                                                        ========   ========

      Customers

      Our principal SMT placement system customers are Tyco Electronics, KMT and Mirae America, Inc., which were responsible for more than 18.6%, 8.9% and 7.4% of our SMT placement system sales in 2002, respectively. In 2001, our major customers of SMT placement systems were Tyco Electronics, All Gather Rain and WeTech Co., Ltd., which accounted for 13.2%, 9.9% and 9.1%, respectively, of these sales. In 2000, Fan Asia Information Technology, Donghwa Co., Ltd. and LG Electronics were our major customers, accounting for 11.9%, 11.5% and 11.2% of our SMT placement system sales, respectively. As our export sales have increased, our customers have diversified and non-Korean customers now represent a major portion of our SMT placement system sales. In 2002, our export sales accounted for 53.2% of our total SMT placement system sales, comprised of regional export sales for Europe, Asia and North America of 35.6%, 50.1% and 14.3%, respectively.

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

      As of December 31, 2001, the market for our TFT-LCD handlers and testers was comprised exclusively of domestic manufacturers of TFT-LCD screens. As we had existing relationships with Korean semiconductor manufacturers who also manufactured TFT-LCDs, we focused our marketing efforts on these customers to strengthen our relationships and on other major individual producers of TFT-LCDs in Korea, with frequent direct one-on-one sales contacts.

      In 1999, we delivered four units of our MC2510 model and one unit of our MC2410 model at an aggregate contract value of (Won) 3,334 million. In 2000, we delivered 28 units of both models for an aggregate of (Won) 11,166 million. In 2001, we delivered an aggregate of 13 units of our MC2410, MC2510 and MC2510A models for (Won) 5,608 million.

      In both the TFT-LCD handler and tester markets, our major competitors were Micro Japan Corporation of Japan and Pyung Chang High Tech of Korea. We believe that the advanced technology of our TFT-LCD handler and tester products, including high throughput, competitive pricing and local-based support, helped us become competitive in the domestic TFT-LCD handler and tester markets.

      On August 1, 2001, the Company transferred its LCD division with total assets of (Won) 1,445 million and total liabilities of (Won) 620 million to Display Equipment & Total Solutions Co., Ltd., an affiliated company in 2001, for (Won) 825 million in accordance with a resolution made at a board of directors meeting on July 12, 2001.

Lead Frame Magazines

      Since 1983, Mirae has manufactured lead frame magazines, which essentially are the skeleton of the semiconductor chip to which dies are bonded.

      Our original product line was manufactured using cutting technology. However, beginning in 1984, we switched from cutting to machine tool technology, as machine tool technology, especially press-cutting, increases the uniformity and precision of the finished lead frame magazines. We manufactured our lead frames exclusively for the Korean domestic market. In 1997, 1998, 1999 and 2000 we sold (Won) 4.1 billion, (Won) 2.2 billion, (Won) 3.5 billion and (Won) 4.7 billion of lead frame magazines, representing approximately 6.7%, 12.8%, 7.6% and 3.2% of our sales in these periods, respectively. Our principal customers were Samsung Electronics Co., Ltd., Anam Semiconductors & Technology Co., Ltd., ChipPAC, Inc. and Hynix Semiconductor Inc.

      In September 1999, we spun-off the manufacturing of this business segment to a group of our employees in line with our strategy to outsource low value-added, labor intensive production processes. However, we continued to market lead frames under our name in 2000 and sold (Won) 4.7 billion of lead frame magazines. We had expected that Nail System Co., Ltd., the spun-off company manufacturing lead frame magazines, would be able to market these products directly starting in 2001. However, in 2001, we accounted for (Won) 218 million of lead frame magazines as other sales, and no sales in 2002.

Raw Materials

      We generally had not accumulated raw materials inventory as we typically commence production of our various mechatronics products only upon receipt of confirmed orders from our customers. However, in 1999, we began to accumulate raw material inventory required for the production of SMD placement systems in order to meet our projected customer demand on a timely basis. Our principal raw materials include:

      o     for handlers: motors, linear motor guides, PCBs and power supply;
            and

      o for SMD placement systems: linear motors, PCBs, sensors and personal computers.

      With respect to our handlers and SMD placement systems, we typically use between 22,000 and 24,000 component parts. The majority of these component parts is fabricated by our suppliers (or their manufacturers) based on our design specifications and instructions. The remaining component parts are commodity goods that are available from a wide variety of suppliers. In 2000, 2001 and 2002, no supplier accounted for more than 10% of our raw materials costs.

      The raw materials costs for our handlers, SMD placement systems and TFT-LCD handlers and testers were 76.5%, 41.0% and 56.6% of manufacturing costs in 2000, 2001 and 2002, respectively. In 1999 and 2000, approximately 60% and 65%, respectively, of the raw materials costs for these products were imported. However, our efforts to replace imported raw materials with domestic raw materials paid off, with imported raw materials accounting for only 11% and 3% of the raw materials costs for our products in 2001 and 2002, respectively. In the future, we expect to continue purchasing many of our raw materials domestically to lower our overall costs.

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

      Different types of devices, such as linear ICs and logic ICs, memory and individual transistors (discretes), and different types of packages require different assembly and packaging and, therefore, different testing solutions. Semiconductor manufacturers rely on a multiple-step testing and reliability screening procedures to detect defects or weaknesses that may result at any stage during the manufacturing process. The initial testing phase is typically performed before the processed semiconductor wafer is cut into individual die. After the die is packaged, a test for packaging defects is performed. Certain devices then undergo an extensive reliability screening and stress testing procedure known as "burn-in". The final testing phase involves the use of automated test equipment - or "testers" - that evaluate numerous devices simultaneously and perform a variety of tests at various temperatures.

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

      Since that time, we had attempted to further position ourselves to become a leading provider of Internet-related services in Korea by establishing other joint ventures and strategic alliances with, and by making strategic investments in, Internet companies. Most of these investments were primarily focused on building synergistic partnerships with our flagship companies, SoftForum and Lycos Korea.

      However, with adverse market conditions in 2001 as a result of the overall local and global decline in technology, advertising and capital spending, Mirae significantly reduced its investments in Internet-related businesses and has been focusing on building greater value to certain of its existing Internet properties. Currently, Mirae is undergoing a corporate restructuring process in order to improve on its negative profits as well as reduce its expenses. In addition, we are implementing positive exit plans for our Internet-related and non-mechatronics-related businesses that have not been profitable.

      SoftForum Co., Ltd.

      SoftForum was incorporated in April 1999 under the laws of Korea as a 70%-owned subsidiary of the Company and is currently engaged in providing security solutions for on-line banking, trading and electronic commerce. It originated in 1995 as a research annex institute for security software within Mirae. SoftForum's shares have been listed in the Korea Securities Dealers Automated Quotation ("KOSDAQ") market since October 30, 2001, and the price of the initial public offering of common stock, issuing approximately 2,019,280 shares, was (Won) 7,300 per share. Total amount of shares after the offering increased to 8,020,000 shares from 6,000,720 shares. As of December 31, 2002, SoftForum was 41.51%-owned by the Company, 6.94%-owned by Dongwon Venture Capital Co., Ltd., 4.14%-owned by SoftForum employees and 47.41%-owned by others.

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

      We believe that Internet and electronic commerce will continue to grow in popularity in Korea, which may lead to increasing demand for SoftForum's security solutions. While SoftForum licenses what we believe to be leading security solution technology in Korea and has approximately over 60 percent market share, there are several competitors in the Korean security solution market, including some companies that have strong footholds in other security solutions areas that plan to expand into PKI. We intend to continue to manage SoftForum by aggressively marketing its products and services and by investing as much as 10% of SoftForum's total sales into research and development. Capital expenditures of SoftForum in 2000, 2001 and 2002 were (Won) 919 million, (Won) 318 million and (Won) 215 million. SoftForum's plans for international advance are also now underway, particularly in Asia.

      SoftForum's security solutions products and services generated revenues of
(Won) 9,501 million, (Won) 15,517 million and (Won) 15,881 million in 2000, 2001 and 2002, respectively. Its net income was (Won) 2,020 million, (Won) 1,973 million and (Won) 965 million in 2000, 2001 and 2002, respectively.

      SK Communications Corporation (formerly Lycos Korea)

      In 2002, Lycos Korea changed its name to SK Communications Corporation. In addition, in August 2002, the Company's ownership percentage decreased from 43.25% to 4.54% through a sale of our interest to SK Telecom Co., Ltd. As a result, the investment in SK Communications was accounted for using the equity method through July 2002 and thereafter, the cost method of accounting.

      SK Communications was originally formed in March 1999 as a joint venture in which Mirae and Lycos, Inc. of the United States had an equal shareholding. Lycos, Inc. was acquired by Terra Networks and now goes by the name of Terra Lycos. The Company's initial investment was (Won) 50 million. In 1999, the carrying value was subsequently reduced to zero to reflect the Company's share of SK Communications' loss for the year ended December 31, 1999, which exceeded the carrying amount of the common stock investment.

      In February 2000, SK Communications issued and sold 3,122 additional shares of its common stock at a premium to outside entities, including Mirae Asset Venture Capital, Sumitomo Corp., SingTel and Hikari, for (Won) 18,000,000 per share (par value (Won) 5,000 per share). As a result of such issuance, the Company's equity ownership in SK Communications decreased from 50% to 43% and its investment increased by (Won) 24,628 million. The resulting gain on sale of stock by SK Communications was accounted for as an equity transaction and included in capital surplus. Also, the Company recognized its share of SK Communications' 1999 loss not recognized during 1999 amounting to (Won) 2,435 million, as an adjustment to retained earnings from prior periods. In addition, the carrying value of our investment was subsequently reduced by a charge to other expense to reflect the Company's share of SK Communications' loss for the years ended December 31, 2000 and 2001 and the seven-month period ended July 31, 2002, amounting to (Won) 9,608 million,
(Won) 12,068 million and (Won) 848 million, respectively, in the relevant period.

      In October 2000, SK Communications executed a 10:1 stock split with the par value on common stock decreasing from (Won) 5,000 to 500 and the total amount of issued shares increasing from 693,660 to 6,936,600.

      In January 2001, SK Communications also increased its paid in capital to
(Won) 3,468 million from (Won) 116 million.

      SK Communications offers a Korean language portal site on the Internet that provides web search and directory services, guides to online content, aggregated third party content, and community and personalization features. SK Communications launched its Internet operation, www.lycos.co.kr, in July 1999, which was changed to www.nate.com in 2002, and introduced free personal home page services in August 1999. Utilizing solutions developed by Tripod, Inc., a subsidiary of Lycos, Inc., SK Communications offers Internet users 12 megabytes of web space on which to create personal homepages and join interest-based on-line communities.

      In addition to home page services, SK Communications offers a search engine designed to effectively search information on the World Wide Web in Korean. SK Communications also offers various content on its website. Services currently offered by SK Communications include: securities information, chatting service, games, real estate, job placement center, auction and maps, among other services. Due to the technology downturn and significant reduction in advertising spending, SK Communications has focused on ramping up and creating new revenue sources through e-commerce, solution sales and paid contents. The company has entered into a number of partnerships with companies that include:
SK Telecom (mobile messaging system), Istar Network (entertainment), Interpark (shopping mall) and Insung Information Systems (solutions sales for EAM).

      SK Communications generated revenues of approximately (Won) 13,315 million and (Won) 28,736 million in 2000 and 2001, respectively, and net loss of (Won) 22,216 million and 27,904 million in 2000 and 2001, respectively. In 2002, we stopped accounting for our investment in SK Communications with the equity method due to our reduced ownership.

Other Investments

      Since the formation of SK Communications and SoftForum, we have invested in a variety of Internet-related companies, and have formed a number of strategic alliances. The most significant of these are discussed below:

      Cyber Bank Co., Ltd.

      In March 2000, Mirae acquired a 1.47% interest, which has been diluted to 1.36% after Cyber Bank issued an additional 55,022 shares to Softbank Co. of Japan and Samsung Electronics Co., Ltd. Cyber Bank develops personal data assistants (PDAs) that combine a traditional PDA with mobile phone and wireless Internet capabilities. Currently, Samsung Electronics is manufacturing the PDAs on an OEM basis and Softbank is handling their distribution in Japan. The PDAs will allow users to access and view in color information on the World Wide Web in the same format as on a PC, only miniaturized on a 640 x 480 mm TFT-LCD screen. Cyber Bank won the Best Finalist award at COMDEX 2001.

      On-net Corporation

      In December 2000, we acquire a 14.7% interest in On-net, a Korean Internet company, which provides community-based online services, such as clubs and message boards. On-net now provides SK Communications (formerly Lycos Korea) with clubs, message boards and Star4U services, each of which, we believe, has strengthened the user loyalty base of SK Communications.

      Mobile Game Co., Ltd. (formerly Java Games Co., Ltd.)

      Mobile Game was incorporated in December 1999 and we acquired a 59.98% interest in the company. Mobile Game is one of the first Java-based mobile and web-enabled game programming companies worldwide. In April 2002, Mobile Game's classification changed to our equity method affiliate from a consolidated subsidiary due to the Company's decrease in ownership stake from 59.98% to 29.99%. Mobile Game launched SK Communications' game site in March 2000 and marketed its application service provider (ASP) to Chosun Newspaper and Hanmir in 2000. The company has positioned itself as one of the leading mobile content providers for all the major wireless carriers in Korea, including SK Telecom, LG Telecom and KT Freetel. In 2001 and 2002, the company generated revenues of
(Won) 477 million and (Won) 805 million and net income of (Won) 75 million and
(Won) 149 million, respectively.

      Mirae Online, Co., Ltd.

      In March 2000, we purchased a 79.9% interest in Mirae Online, which has been diluted to 64.78% after the issuance of additional shares. As of December 31, 2002, Mirae Online is 81.38% owned by the Company through capital increases. Mirae Online is a two-way satellite based data broadcasting service provider. Mirae Online launched its Internet broadband service in June 2000 and data broadcasting service in November 2000. The company has entered into several contracts with cable TV program providers for the delivery of their programming through Mirae Online's satellite services. For the years ended December 31, 2001 and 2002, Mirae Online generated revenues of (Won) 604 million and (Won) 4,145 million and net losses of (Won) 6,773 million and (Won) 3,729 million, respectively.

      Korea Internet.com Co., Ltd.

      On January 3, 2000, we signed a joint venture agreement with US-based internet.com Corporation, a global leader in the provision of real-time news and information resources for the

Internet industry, to form Korea Internet.com and launched its Korean version of this Internet news service and network website in July 2000. On April 1, 2001, both parties agreed to terminate the joint venture agreement and establish a new seven year license agreement. Mirae acquired a 36.7% interest in the company from internet.com Corporation for (Won) 304 million, which was later purchased by the company's CEO, Yeh Byung-il. As of December 31, 2002, we had a 87.38% interest in this company. For 2001 and 2002, Korea Internet.com reported revenues of (Won) 253 million and (Won) 232 million and net losses of (Won) 1,140 million and (Won) 381 million, respectively.

      Intro System Co., Ltd.

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

      Infinity Telecom Co., Ltd.

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

      [1.22%] Linxtek Co., Ltd.: A broadband network equipment provider

      [1.00%] Sunwoo Information System: Barcode application solution provider

      [0.75%] Telinker: Internet phone messaging service and solutions

      [0.93]  Digital Photo Corporation: Digital photo processing service

      [0.73]  YessWorld Corp.: Internet auction company

      [5.69%] Seoul Venture Base: Venture consulting and incubating

      [1.33%] Eon Group: Research and consulting

      [0.26%] Camis Co., Ltd.: E-business solutions provider

      [0.79%] Dabonet Co., Ltd.: PC program and electronic equipment provider

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

      Stream Box Korea Corporation

      In April 2000, we purchased a 5.1% interest in Stream Box Korea Corporation, a video streaming service provider specializing in media contents search. The company supplies Lycos Korea with video search and streaming solutions.

      Neobill Co., Ltd.

      In May 2000, we purchased a 15.7% interest in Neobill, which has been diluted to 4.4% after the disposal of common shares. Neobill builds an Internet payment and billing system. We intend to integrate this service into e-security solutions of SoftForum.

Intellectual Property

      We generally rely upon patent, copyright, trademark and trade secret laws to protect and maintain our proprietary rights for our technology and products. We have filed for and/or obtained numerous Korean and foreign patents relating to various aspects of our handlers, SMD placement systems and linear motors after assessing the patent rights of our competitors in and outside of Korea. We expect to file additional patent applications as we deem appropriate to protect our technology and products. As of December 31, 2002, we held 236 domestic patents with expiration dates between May 2007 and November 2020, as well as 25 patents in the United States, with expiration dates in December 2021, 19 patents in Japan, with expiration dates between February 2016 and May 2020, and 18 patents in Taiwan, with expiration dates in

November 2016. We have 199 domestic patents pending and 251 overseas patents pending in the United States, Japan, Germany, Taiwan, Italy, Singapore and Malaysia. In Korea, we also hold 85 registered utility models, 37 registrations of designs and 21 registered trademarks. We expect that our patent applications will result in the issuance of more than 85% of our pending patents; however, we cannot be sure that any of these applications will be granted or that any issued patents will provide commercially significant protection to our technology.

      To help protect our intellectual property rights in particular, and our engineering and software expertise more generally, many of our agreements with our employees, consultants and strategic partners contain confidentiality provisions that prohibit disclosure of our proprietary information.

      Generally, litigation, which can be costly and time consuming, may be necessary to determine the scope and validity of others' proprietary rights, or to enforce any patent issued to us, in either case, in judicial or administrative proceedings. Korea's intellectual property legal framework is similar to that of the United States. However, a broader array of items may be protected as intellectual property in the United States, and a Korean court may apply a less strict enforcement regime and award a smaller amount of damages as compared to a United States court. In addition, an adverse outcome in any litigation could subject us to significant liabilities to third parties, require us to obtain licenses from third parties, or require us to cease product sales and possibly alter the design of the products. Not all licenses required under third-party patents or proprietary rights may be available on acceptable terms. In addition, the laws of certain countries may not protect our intellectual property. We know of no pending, threatened or actual infringement of any of our intellectual property rights, other than the following litigation. Presently, we are a plaintiff in a patent infringement suit in which we are claiming that the line of memory module test handlers of the defendant, Yuil Semicon Company, infringe on our patents. We obtained an injunction prohibiting the defendant from selling any of these products and are seeking in excess of 1 billion won in damages. We expect resolution of this litigation by the end of 2003. In addition, we do not believe that we have infringed on the intellectual property rights of any third party.

C. Organizational Structure

      For a list of our significant subsidiaries, see "Item 10--Additional Information--Subsidiary Information".

D. Property, Plant and Equipment

      We set forth below a description of each of our facilities:

Headquarters

      Our headquarters for corporate administration is located in Chun An City, Korea. These premises, which we own, consist of approximately 5,565 square meters of office space. The headquarters building aggregates approximately 3,387 square meters.

Production Factory

      Our production division for semiconductor test handlers and SMD placement systems is located at our 14,678 square meter factory in Chun An City. This factory, which we own, includes a 6,112 square meter annex, which was constructed to increase the production capacity of SMD placement systems in 2000.

Office Building for Internet Venture Companies

      We acquired 17,838 square meters of space in a building in Seoul, Korea for use by our Internet venture companies. As of May 24, 2002, we sold our space in the building for (Won) 60,000 million to Pagoda Academy Company. The divestiture was part of a corporate restructuring process we undertook in order to enhance our mechatronics business.

Mirae Research and Development Center

      In November 2001, we established the Mirae Research Center in a new 15,500 square meter building located in Hwasung City, Korea. Our R&D personnel and sales force are located in this center. Capital expenditures of approximately
(Won) 15 billion were invested in connection with this research center.

Bundang Office Building

      Previously, we conducted research and development for mechatronics related technology and products at our 7,748 square meter facility in Bundang City, Korea. This office space has been rented to tenants since we moved these activities to the Mirae Research Center in Hwasung in November 2001.

Seoul Branch

      We have reinstated a branch of the Company in Seoul, Korea with 386 square meters of leased office space in a building owned by SoftForum located in Dokok-dong, Kangnam-gu. Our lease runs from April 13, 2003 through April 13, 2005. A guarantee deposit of (Won) 386 million was paid by us to SoftForum.

      Our existing facilities have been adequate for our needs through the end of 2002. We believe that any additional space we may need in the future will be available on commercially reasonable terms.

ITEM 5. Operating and Financial Review and Prospects

      The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. The Consolidated Financial Statements have been prepared in accordance with Korean GAAP, which differs in certain significant respects from U.S. GAAP. Notes 29 and 30 of Notes to Consolidated Financial Statements provide a description of the significant differences between Korean GAAP and U.S. GAAP as they relate to Mirae and provide a reconciliation to U.S. GAAP for operating income (loss), net income (loss) and shareholders' equity.

Overview

      We design and manufacture mechatronics machines, including the high-precision robotic parts and software that controls these robotic parts, primarily for sale to the semiconductor manufacturing and PCB assembly industries. Our product lines consist of semiconductor test handlers, their components and SMD placement systems. We spun out our TFT-LCD handler line on August 1, 2001.

      Our revenue structure has significantly changed since 2000. Historically, the majority of our revenues had been derived from the sales of semiconductor test handlers and their components. In 1998 and 1999, approximately 86% and 45% of our sales, respectively, were derived from the sales of semiconductor test handlers. However, in 2000, 2001 and 2002, only 30%, 27% and 22% of revenue, respectively, were derived from the sales of semiconductor test handlers while 49%, 30% and 37% of revenue, respectively, were derived from the sales of SMD placement systems, which we began to sell and market in the second half of 1999.

      Historically, our sales had been concentrated among a small number of Korean customers that are semiconductor manufacturers as well as major conglomerates in Korea. In 1999, we began to market our products internationally in pursuit of customer diversification and profit maximization, and our global sales have gradually increased since 1998. However, in 2001, our export sales decreased significantly, in large part due to the worldwide decline in the semiconductor industry and the bankruptcy of Quad Systems Corporation, formerly one of our major customers, which filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code on September 29, 2000. In 2001, the portion of total sales derived from export sales decreased to 18%, from 35% and 41% in 1999 and 2000, respectively. In 2002, however, export sales were almost double the 2001 figure, or 32%, of our total sales revenue, due to sales increases in Europe and Asia.

      Our sales and results of operations have depended in most significant part on levels of capital expenditures by semiconductor manufacturers, electronic manufacturers and PCB assemblers, which in turn depend on the current and anticipated market demand for semiconductors and products utilizing semiconductors and PCB assemblies.

      Demand for semiconductor devices and expenditures for related capital equipment is cyclical, and is dependent on levels of worldwide demand for computing and peripheral equipment, telecommunications devices and automotive and industrial components, as well as the production capacity of global semiconductor manufacturers. Historically, changes in production capacity in the semiconductor industry and in the demand for electronic systems have resulted in pronounced periodic declines in the level of semiconductor sales and significant fluctuations in prices and margins for semiconductor devices.

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

      o we expanded our mechatronics product lines to include SMD placement systems;

      o we implemented an early retirement program and downsized the number of our employees to 296 as of December 31, 2002 from 521 as of December 31, 2000;

      o we will concentrate our research and development on several projects, which will be on-going projects; and

      o we will cut back on our investments in multimedia and Internet-related business areas and focus on maximizing the value of and minimizing the risks from current investments.

      Future operating profits will depend on many factors, including the reversal of the downturn in the semiconductor and electronic manufacturing industry, our ability to successfully expand our product markets outside of Korea, receipt, timing and shipment of orders, the introduction and industry acceptance of our new semiconductor test handlers, SMD placement systems and Internet and software-based products, as well as the success of our competitors. Results of operations for the periods discussed herein should not be considered indicative of the results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of our common stock and the ADSs.

A. Operating Results

      Our revenues of (Won) 64,430 million in 2002 reflected a decrease of 6.6% from our revenues of (Won) 68,977 million in 2001, mainly due to the spin-off on August 1, 2001 of our TFT-LCD handler line, which generated (Won) 5,608 million in 2001. A downturn in the semiconductor industry in 2001 and 2002 resulted in sales decreases of our semiconductor test handlers, which further negatively affected our revenues. However, revenues derived from our SMD placement systems increased by 11.9% in 2002 compared to 2001.

      Our sales had historically been derived principally from sales of semiconductor test handlers until 1999. We began in the second half of 1999 to recognize revenue from the sale of SMD placement systems, which accounted for 48.8%, 30.4% and 36.5% of our total revenues in 2000, 2001 and 2002, respectively.

      The following table sets forth certain information regarding our financial performance for each of the years ended December 31, 2000, 2001 and 2002.

                                          2000                       2001                       2002
                                 ----------------------     ----------------------     ----------------------
                                                 (% of                      (% of                      (% of
                                 (in millions    total      (in millions    total      (in millions    total
                                   of won)       sales)       of won)       sales)       of won)       sales)
                                 ------------    ------     ------------    ------     ------------    ------
Sales ........................   (won)146,099     100.0%     (won)68,977     100.0%     (won)64,430     100.0%
Semiconductor test handlers ..         43,754      29.9%          18,418      26.7%          14,434      22.4%
SMD placement systems ........         71,250      48.8%          20,992      30.4%          23,486      36.5%
TFT-LCD handlers and testers .         11,166       7.6%           5,608       8.1%              --        --
Lead frame magazines .........          4,733       3.3%              --        --               --        --

                                          2000                       2001                       2002
                                 ----------------------     ----------------------     ----------------------
                                                 (% of                      (% of                      (% of
                                 (in millions    total      (in millions    total      (in millions    total
                                   of won)       sales)       of won)       sales)       of won)       sales)
                                 ------------    ------     ------------    ------     ------------    ------
Security solutions ...........          9,501       6.5%          15,517      22.5%          15,881      24.6%
Other ........................          5,695       3.9%           8,442      12.3%          10,629      16.5%
Cost of sales ................        111,377      76.2%          63,590      92.2%          56,863      88.2%
Gross profit .................         34,722      23.8%           5,387       7.8%           7,567      11.8%
Selling, general and
   administrative expenses ...         27,223      18.6%          45,321      65.7%          37,651      58.4%
Operating income (loss) ......          7,499       5.1%         (39,934)    (57.9)%        (30,084)    (46.6)%
Other income .................         12,809       8.8%          11,020      16.0%          13,285      20.6%
Other expense ................         20,173      13.8%          54,945      79.7%          56,091      87.1%
Income (loss) before income
   taxes and minority interest            135       0.1%         (83,859)   (121.6)%        (72,890)   (113.1)%
Income tax expense (benefit) .         (3,602)     (2.5)%         14,234      20.6%             277       0.4%
Net income (loss) before
   minority interest .........          3,737       2.6%         (98,093)   (142.2)%        (73,167)   (113.6)%
Minority interest in net loss
   (gain) of consolidated
   subsidiaries ..............            533       0.4%          (1,055)     (1.5)%            176       0.3%
Net income (loss) ............          4,270       2.9%         (99,148)   (143.7)%        (72,991)   (113.3)%
                                 ============    ======     ============    ======     ============    ======

      Our gross margins have experienced, and may continue to experience, severe fluctuation and downward pressure as a result of a number of interrelated factors associated with the markets in which we operate as follows:

      o We have diversified into SMD placement systems and successfully launched new models in the domestic market since the second half of 1999. As a result of the successful market introduction of new SMD placement systems, our earnings structure has been less vulnerable to the cyclical nature of the semiconductor industry than it had been prior to 1999. However, because we have applied price-discounting policies to such sales in order to develop and penetrate into the SMD placement systems market, which policies we have been compelled to continue due to intense competition and a decline in this market, our gross profit margins on these products were not as high as the gross profit margins on our semiconductor test handlers.

      o We have invested (Won) 39.1 billion into multimedia and Internet-related companies since 1999. We have strategically invested most of these amounts, including indirect investments, into content and service related companies, which subsequently entered into exclusive or first-right contracts to provide content and services to SK Communications Corporation and SoftForum. Not all of these investments have been profitable.

      o On December 18, 2000, Quad Systems Corporation, an OEM contractor of our SMD placement systems in North America and Europe, filed under Chapter 11 of the U.S. Bankruptcy Code. As a result, our sales to North America and Europe had ceased for approximately 12 months, from September 2000 to August 2001, until we had reestablished our distribution channel of SMD placement systems in North America and Europe.

      o Virtually all of our handler products are subject to life cycles, which generally range from 18 to 24 months. During this cycle, the price of each product typically declines as newer models with improved performance go on demand. If new products are not introduced on a regular basis to replace older models, our overall gross margins will experience downward pressure as the gross margins on the older model decline.

      o Our semiconductor test handlers and SMD placement systems come with a one-year product warranty. As we expense warranty costs as incurred rather than provide for estimated costs at the time of sale, recognition of warranty costs usually lags behind the sale of our products by approximately one year. Our domestic semiconductor test handler customers have historically focused on front-end manufacturing processes and do not have the facilities or expertise necessary to maintain and repair their back-end equipment. When they experience difficulties with one of our handler products, we have provided complimentary after-sale services even if the problem is not expressly covered by the terms of the product warranty. The costs incurred in providing these services are booked as product warranty expenses. We do not intend to provide similar non-warranty related services for which we receive no compensation in respect of our SMD placement systems.

Year ended December 31, 2002 compared to year ended December 31, 2001

      Sales

      Sales revenue for the year ended December 31, 2002 decreased by (Won) 4,547 million, or 6.6%, to (Won) 64,430 million, compared to (Won) 68,977 million for the year ended December 31, 2001. This decrease was mainly due to the spin-off as of August 1, 2001 of our TFT-LCD handler line, which generated
(Won) 5,608 million of sales revenue in 2001.

      Sales revenue derived from SMD placement systems increased by (Won) 2,494 million, or 11.9%, from (Won) 20,992 million in 2001 to (Won) 23,486 million in 2002. The increase in sales was largely due to our greater penetration into overseas markets, particularly in Asia.

      Sales revenue derived from sales of semiconductor handlers and components decreased by (Won) 3,984 million, or 21.6%, from (Won) 18,418 million in 2001 to
(Won) 14,434 million in 2002. We attribute this contraction in sales largely to the continued downturn in the semiconductor and related industries.

      Through the operations of our subsidiary, SoftForum, we recognized revenues of (Won) 15,881 million from sales of software-based securities solutions for on-line banking, trading and electronic commerce for the year ended December 31, 2002, compared to (Won) 15,517 million for the year ended December 31, 2001.

      The proportion of export sales revenue compared to total sales revenue increased to 32.2% for the year ended December 31, 2002, from 17.9% for the year ended December 31, 2001.

      Cost of Sales

      The principal components of cost of sales are raw material costs, labor costs, depreciation expense, research and development costs and outsourced manufacturing fees. Cost of sales for the year ended December 31, 2002 was (Won) 56,863 million, compared to (Won) 63,590 million for the year ended December 31, 2001. The ratio of cost of sales to total sales revenue in 2002 was 88.2% while it was 92.2% in 2001.

      Gross Profit

      Gross profit increased to (Won) 7,567 million for the year ended December 31, 2002 from (Won) 5,387 million for the year ended December 31, 2001. Gross profit ratio to sales also increased to 11.8% in 2002 from 7.8% in 2001. The increase in gross profit resulted in part from our efforts to reduce manufacturing costs by replacing imported raw materials with domestic raw materials.

      Since export sales prices are higher than domestic sales prices, our gross profit ratio to sales increased as the proportion of exports sales increased by 14.3% from 2001 to 2002.

      Selling, General and Administrative Expenses

      Selling, general and administrative expenses decreased by (Won) 7,670 million, or 16.9%, from (Won) 45,321 million in 2001 to (Won) 37,651 million in 2002.

      Selling, general and administrative expenses decreased primarily as a result of a decrease in product warranty costs. (Won) 1,004 million of product warranty costs were incurred in the year ended December 31, 2002, which represented an 81.0%, or (Won) 4,290 million, decrease compared to our product warranty costs of (Won) 5,294 million for the year ended December 31, 2001.

      Advertising costs decreased by 59.9%, or (Won) 1,408 million, from (Won) 2,349 million in 2001 to (Won) 941 million in 2002.

      In addition, salaries decreased by 10.1%, or (Won) 1,140 million, from
(Won) 11,343 million in 2001 to (Won) 10,203 million in 2002, as a result of the downsizing of the number of employees. Our employees decreased in number to 296 as of December 31, 2002 from 324 as of December 31, 2001.

      The decrease in selling, general and administrative expenses was offset in part by a (Won) 1,519 million increase in bad debts, from (Won) 10,267 million in 2001 to (Won) 11,786 million in 2002.

      Operating Loss

      Operating loss for the year ended December 31, 2002 was (Won) 30,084 million, which represents an improvement of 24.7%, or (Won) 9,850 million, from our operating loss of (Won) 39,934 million for the year ended December 31, 2001. The decrease in operating loss resulted primarily from the improvement of cost of sales and the decrease in selling, general and administrative expenses in 2002, as compared to 2001.

      Other Income

      Other income consisted primarily of interest income, gain on disposal and valuation of marketable securities, foreign exchange and translation gains and miscellaneous income. Other income increased by (Won) 2,265 million, or 20.6%, from (Won) 11,020 million in 2001 to (Won) 13,285 million in 2002.

      Other income increased primarily due to a (Won) 3,739 million reversal of provision for guarantees issued, which was accounted for as other expenses in 2001. The guarantee expired in 2002.

      The increase in other income was offset in part by a (Won) 1,837 million decrease in foreign exchange and translation gains. Interest income also decreased by (Won) 752 million due to both reductions in interest-bearing financial assets and the interest rate, compared to 2001.

      Other Expenses

      Other expenses for the year ended December 31, 2002 consisted primarily of valuation loss on inventories, provision for doubtful accounts, impairment loss on deferred development costs and impairment loss on investment securities. Other expenses increased by 2.1%, or (Won) 1,146 million, from (Won) 54,945 million in 2001 to (Won) 56,091 million in 2002.

      Inventories, especially finished products, were written down to net realizable value where applicable and (Won) 20,409 million of inventory valuation loss was accounted for as other expenses in 2002. The comparable amount in 2001 was (Won) 16,837 million. Investment securities were also written down to their net asset value and (Won) 3,631 million of impairment loss on investment securities was accounted for as other expenses in 2002.

      In 2002, several development projects were discontinued and related deferred development costs of (Won) 11,337 million were written off as other expenses.

      Other expenses in 2002 also included (Won) 3,663 million of interest expense, (Won) 7,087 million of provision for doubtful accounts and (Won) 2,102 million of foreign currency exchange and translation losses.

      Income Taxes

      A full valuation allowance has been provided for the tax effect of temporary differences, net loss of consolidated subsidiaries, net operating loss carry-forwards and tax credit carry-forwards as of December 31, 2002 since we believe that the realization of the deferred tax assets is uncertain. Income tax expense for the year ended December 31, 2002 was (Won) 277 million.

      Net Loss

      Net loss for the year ended December 31, 2002 was (Won) 72,991 million, which was an improvement of 26.4%, or (Won) 26,157 million, compared to the net loss of (Won) 99,148 million in 2001.

Year ended December 31, 2001 compared to year ended December 31, 2000

      Sales

      Sales revenue for the year ended December 31, 2001 decreased by (Won) 77,122 million, or 52.8%, to (Won) 68,977 million, compared to (Won) 146,099 million for the year ended December 31, 2000.

      Sales revenue derived from SMD placement systems decreased by (Won) 50,259 million, or 70.5%, from (Won) 71,251 million in 2000 to (Won) 20,992 million in 2001. The decrease in sales of SMD placement systems was primarily the result of an economic recession that prevailed worldwide in 2001. The bankruptcy of Quad Systems Corporation, which had exclusive rights to sell our products to North America and Europe, partly contributed to the sales decrease in 2001. As a result of the bankruptcy of Quad Systems, our sales of SMD placement systems to North America and Europe had actually stopped for approximately 12 months, from September 2000 to August 2001, until we had reestablished our distribution channel of SMD placement systems in North America and Europe. Unit sales of SMD placement systems decreased from 368 in 2000 to 121 in 2001.

      Sales revenue derived from sales of semiconductor handlers and components also decreased by (Won) 25,336 million, or 57.9%, from (Won) 43,754 million in 2000, to (Won) 18,418 million in 2001, with unit sales decreasing from 138 to 56 over such periods. Revenues derived from sales of TFT-LCD handlers and testers decreased by (Won) 5,558 million, or 49.8%, from (Won) 11,166 million in 2000, to (Won) 5,608 million in 2001. We spun off the TFT-LCD handlers and testers line as of August 2001.

      In addition, through the operations of our subsidiary, SoftForum, we recognized revenues of (Won) 15,517 million from sales of software-based securities solutions for on-line banking, trading and electronic commerce for the year ended December 31, 2001, compared to (Won) 9,501 million for the year ended December 31, 2000.

      The proportion of export sales revenue compared to total sales revenue decreased to 17.9% for the year ended December 31, 2001, from 40.4% for the year ended December 31, 2000.

      Cost of Sales

      The principal components of cost of sales are raw material costs, labor costs, depreciation expense, research and development costs and outsourced manufacturing fees. Cost of sales for the year ended December 31, 2001 was (Won) 63,590 million, which was 42.9% less than the cost of sales of (Won) 111,377 million for the year ended December 31, 2000.

      Gross Profit

      Gross profit decreased to (Won) 5,387 million for the year ended December 31, 2001 from (Won) 34,722 million for the year ended December 31, 2000. The gross profit to sales ratio decreased to 7.8% in 2001 from 23.8% in 2000. Unit fixed costs increase as sales volume decreases. Accordingly, our gross profit to sales ratio decreased as sales volume decreased.

      In addition, since export prices are higher than domestic prices, our gross profit to sales ratio decreased as the proportion of exports, compared to 2000, decreased for the year ended December 31, 2001.

      Selling, General and Administrative Expenses

      Selling, general and administrative expenses increased by (Won) 18,098 million, or 66.5%, to (Won) 45,321 million in 2001, from (Won) 27,223 million in 2000.

      Selling, general and administrative expenses increased primarily as a result of (Won) 10,267 million of bad debts. We discounted (Won) 6,923 million of trade receivables in the process of collecting the receivables in advance of the collection dates. In addition, we provided (Won) 3,344 million of bad debt allowance for doubtful trade receivables and expensed this provision as bad debts.

      Selling, general and administrative expenses also increased due to (Won) 5,294 million of product warranty costs, which had been classified as a cost of sales item through 2000. Effective January 1, 2001, product warranties expenditures incurred relating to selling and administrative activities are classified as an item of selling, general and administrative expenses for a more appropriate financial statement presentation as the Company established a customer satisfaction division.

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

      Operating Income (Loss)

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

         Other Income

      Other income consisted primarily of interest income, gains on disposals and valuation of marketable securities, foreign exchange and translation gains, and miscellaneous income. Other income decreased by (Won) 1,789 million, or 14.0%, to (Won) 11,020 million in 2001 from (Won) 12,809 million in 2000.

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

      Other Expenses

      Other expenses for the year ended December 31, 2001 consisted primarily of valuation loss on inventories, impairment loss on investment securities, equity in losses of affiliates and impairment loss on deferred development costs. Other expenses increased by (Won) 34,772 million, or 172.4%, from (Won) 20,173 million in 2000 to (Won) 54,945 million in 2001.

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

      Income Taxes

      A full valuation allowance has been provided for the tax effect of temporary differences, net loss of consolidated subsidiaries, net operating loss carry-forwards and tax credit carry-forwards as of December 31, 2001 since we believe that the realization of the deferred tax assets is uncertain. As a result, although income taxes payable for the year ended December 31, 2001 was (Won) 264 million, income tax expense for the year ended December 31, 2001 was (Won) 14,234 million.

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

      o under Korean GAAP, research and development costs that meet specific conditions, such as new product development, technological feasibility, marketability and usefulness, are deferred and amortized over a period not to exceed 20 years, while such costs are expensed under U.S. GAAP (we have elected to defer and amortize such costs over five years for Korean GAAP purposes);

      o under Korean GAAP, sales are recognized at the time products are delivered to customers while under U.S. GAAP, product sales are recognized upon final customer acceptance and passage of legal title;

      o under U.S. GAAP, after a long-lived asset write-down, representing the new carrying amount, subsequent recoveries in value may not be recognized, whereas under Korean GAAP, such recoveries are recognized as gains to the extent of impairment losses previously recognized;

      o Korean GAAP permits the inclusion of product warranty expenditures as incurred in manufacturing costs, which are allocated between cost of sales and inventories. Under U.S. GAAP, warranty costs are accrued at the time of sale based on historical experience and expected future costs and recorded as costs of sales. In accordance with Korean GAAP, effective January 1, 2001, Mirae classifies product warranty expenditures incurred that are related to selling and administrative activities as an item of selling, general and administrative expenses for a more appropriate financial statement presentation, as we have established a customer satisfaction division;

      o under Korean GAAP, proposed cash dividends are recorded as a current liability while under U.S. GAAP, a liability is not recorded until the dividends have been approved;

      o under Korean GAAP, loss from valuation of inventories is classified as other expenses while under U.S. GAAP, it is classified as cost of sales;

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

      o under Korean GAAP, a purchase by a subsidiary of a non-controlling equity interest in the subsidiary is recorded as a capital adjustment in the consolidated financial statements in proportion to the parent's equity interest. Under U.S. GAAP, this purchase is accounted for using the purchase method in the consolidated financial statements;

      o under Korean GAAP, depreciation for six months is recorded for any asset placed in service during the second half of the year in accordance with Korean tax law until 2001. Effective from 2002, depreciation expense commences in the month the related asset is placed in service. Under U.S. GAAP, depreciation expense starts to accrue from the month the related asset is deployed into service;

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

      o effective January 1, 2000, Korean GAAP was changed to require that minority interest in equity of consolidated subsidiaries be included in shareholders' equity. Under U.S. GAAP, minority interest is presented as an item separate from shareholders' equity; and

      o under Korean GAAP, loans provided by the Company to employees to finance purchases of the Company's shares are accounted for as receivables, and related payment guarantees provided by the Company to a lender are accounted for as a contingency. Under U.S. GAAP, such loans are deducted from stockholders' equity and the related payment guarantees are recorded as a liability with a corresponding deduction from stockholders' equity.

      For a discussion of these and other significant differences between Korean GAAP and U.S. GAAP, see Notes 29 and 30 of Notes to Consolidated Financial Statements. For a discussion of the Company's blank check arrangements, see Note 23 of Notes to Consolidated Financial Statements.

      Sales, cost of sales, gross profit (loss), operating expenses, operating loss, net income (loss) and shareholders' equity under U.S. GAAP as of and for the years ended December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                       2000            2001            2002
                                   ------------    ------------    ------------
Sales ..........................   (Won)143,643     (Won)69,827     (Won)69,715
Cost of sales ..................        100,098          78,020          76,786
Gross profit (loss) ............         43,545          (8,193)         (7,071)
Operating expenses .............         55,448          54,494          43,124
Operating loss .................        (11,903)        (62,687)        (50,195)
Net income (loss) ..............          9,290         (84,811)        (62,607)
Shareholders' equity ...........        288,101         209,519         148,251

Year ended December 31, 2002 compared with year ended December 31, 2001

      Sales

      Sales revenue under U.S. GAAP for the year ended December 31, 2002 was
(Won) 69,715 million. The comparable amount for the year ended December 31, 2001 was (Won) 69,827 million.

      Sales revenue derived from SMD placement systems increased by (Won) 2,494 million, from (Won) 20,992 million in 2001 to (Won) 23,486 million in 2002. The increase in sales was largely due to our greater penetration into overseas markets, particularly in Asia.

      Sales revenue derived from sales of semiconductor handlers and components decreased by (Won) 2,964 million, from (Won) 19,823 million in 2001 to (Won) 16,859 million in 2002. We attribute this contraction in sales largely to the continued downturn in the semiconductor and related industries.

      We spun off our TFT-LCD handler line as of August 1, 2001. Although we did not subsequently produce or deliver any TFT-LCD handlers and testers in 2002, we recognized (Won) 2,860 million of sales revenue in 2002 for TFT-LCD handlers and testers that were delivered in 2001 and final acceptance of which were taken by customers in 2002, in accordance with U.S. GAAP.

      In addition, through the operations of our subsidiary, SoftForum, we recognized revenue of (Won) 15,881 million from sales of software-based securities solutions for on-line banking, trading and electronic commerce for the year ended December 31, 2002, compared to (Won) 15,517 million for the year ended December 31, 2001.

      The proportion of export sales revenue to total sales revenue increased to 29.8% for the year ended December 31, 2002, from 17.6% for the year ended December 31, 2001.

      Cost of Sales

      The principal components of cost of sales under U.S. GAAP for the year ended December 31, 2002 are raw material costs, labor costs, depreciation expense, outsourced manufacturing fees and inventory valuation loss. Cost of sales for the year ended December 31, 2002 was (Won) 76,786 million, which included (Won) 20,409 million of inventory valuation loss. The comparable amount for the year ended December 31, 2001 was (Won) 78,020 million, which included
(Won) 16,837 million of inventory valuation loss.

      Gross Profit (Loss)

      Negative margins under U.S. GAAP for the year ended December 31, 2002 were
(Won) 7,071 million. The negative margins were primarily due to lower sales volume during this period. The ratio of negative margin to total sales revenue in 2002 was 10.1%, compared to 11.7% in 2001.

      Operating Expenses

      The principal components of our operating expenses under U.S. GAAP are selling, general and administrative expenses, sales commissions and research and development costs. Operating expenses decreased by (Won) 11,370 million, or 20.9%, from (Won) 54,494 million in 2001 to (Won) 43,124 million in 2002.

      Operating expenses decreased primarily as a result of a decrease in research and development costs, which decreased by (Won) 6,930 million, from
(Won) 16,369 million in 2001 to (Won) 9,439 million in 2002.

      In addition, advertising costs decreased by (Won) 1,408 million, from
(Won) 2,349 million in 2001 to (Won) 941 million in 2002.

      The decrease in operating expenses was due in part to a (Won) 724 million decrease in depreciation, from (Won) 3,866 million in 2001 to (Won) 3,142 million in 2002, due to the disposal of a building located in Seoul, Korea in June 2002. Additionally, bad debts increased by (Won) 1,519 million, from (Won) 10,267 million in 2001 to (Won) 11,786 million in 2002.

      Operating Loss

      As a result of the foregoing factors, operating losses decreased to (Won) 50,195 million in 2002 from (Won) 62,687 million in 2001.

      Net Loss

      For the year ended December 31, 2002, we had a net loss of (Won) 62,607 million under U.S. GAAP, compared to a net loss of (Won) 84,811 million for the year ended December 31, 2001.

Year ended December 31, 2001 compared with year ended December 31, 2000

      Sales

      Sales revenue for the year ended December 31, 2001 decreased by (Won) 73,816 million, or 51.4%, to (Won) 69,827 million, compared to (Won) 143,643 million for the year ended December 31, 2000.

      Sales revenue derived from SMD placement systems sharply decreased by
(Won) 50,258 million, or 70.5%, from (Won) 71,250 million in 2000 to (Won) 20,992 million in 2001. The decrease in sales of SMD placement systems was primarily the result of an economic recession that prevailed worldwide in 2001. The bankruptcy of Quad Systems Corporation, which had exclusive rights to sell our products in North America and Europe, partly contributed to the sales decrease in 2001. As a result of this bankruptcy, our sales of SMD placement systems to North America and Europe stopped for approximately a 12 month period, from September 2000 to August 2001, until we had reestablished our distribution channel for SMD placement systems in North America and Europe. Unit sales of SMD placement systems decreased from 368 in 2000 to 121 in 2001.

      Sales revenue derived from sales of semiconductor handlers and components also decreased by (Won) 23,781 million, or 54.5%, to (Won) 19,823 million in 2001 from (Won) 43,604 million in 2000. Sales revenue derived from sales of TFT-LCD handlers and testers decreased by (Won) 3,808 million, or 43.0%, to
(Won) 5,053 million for the year ended December 31, 2001 as a result of our TFT-LCD handlers and testers line being spun out in August 2001.

      In addition, through the operations of our subsidiary, SoftForum, we recognized revenue of (Won) 15,517 million from sales of software-based securities solutions for on-line banking, trading and electronic commerce for the year ended December 31, 2001, compared to (Won) 9,501 million for the year ended December 31, 2000.

      The proportion of export sales revenue to total sales revenue decreased to 17.6% for the year ended December 31, 2001, from 41.1% for the year ended December 31, 2000.

      Cost of Sales

      The principal components of cost of sales under U.S. GAAP for the year ended December 31, 2001 are raw material costs, labor costs, depreciation expenses and outsourced manufacturing fees. Cost of sales for the year ended December 31, 2001 was (Won) 78,020 million, which were 22.1% less than the cost of sales of (Won) 100,098 million for the year ended December 31, 2000, mainly due to the sales downtown in 2001. (Won) 16,837 million of inventory valuation loss was included in the cost of sales for the year ended December 31, 2001.

      Gross Profit (Loss)

      Negative margins for the year ended December 31, 2001 were (Won) 8,193 million, which was (Won) 51,738 million less than the gross profit of (Won) 43,545 million for the year ended December 31, 2000. The negative margins were primarily due to lower sales volume during this period. Unit fixed costs increase as sales volume decreases. Accordingly, our gross profit ratio to sales decreased as sales volume decreased.

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

      Operating expenses for the year ended December 31, 2001 included (Won) 10,267 million of bad debts. We discounted (Won) 6,923 million of trade receivables in the process of collecting receivables in advance of the collection dates and accounted for an additional (Won) 3,344 million of bad debt expense as an allowance for doubtful trade receivables.

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

      However, the increase in operating expenses was offset in part by a (Won) 2,367 million decrease in sales commissions, from (Won) 5,894 million in 2000 to
(Won) 3,527 million in 2001, due to a decrease in sales volume for 2001. Additionally, research and development costs for the year ended December 31, 2001 decreased by (Won) 4,839 million, from (Won) 21,208 million in 2000 to
(Won) 16,369 million in 2001.

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

Trend analysis of U.S. GAAP warranty costs

      Warranty costs based on U.S. GAAP were (Won) 607 million, (Won) 674 million and (Won) 1,856 million at December 31, 2002, 2001 and 2000, respectively. The relatively large warranty cost under U.S. GAAP for the year ended December 31, 2000, as compared to other periods, resulted from an increase in sales volume in 2000.

Taxation

      We have benefited from, and may continue to benefit from, certain tax benefits as set forth below:

      o The Korean tax code provides for various special tax credits for expenses related to the development of technology and human resources and capital investments. In 2000, we benefited by (Won) 2,861 million from such credits. However, we could not benefit from such tax credits in 2001 and 2002 because we did not realize taxable income for these years. Such tax credits can be carried forward for a period of four to seven years from the date of accrual. As of December 31, 2002, we had (Won) 7,747 million in tax credit carry-forwards expiring between 2004 and the end of 2009.

      o SoftForum, one of our subsidiaries, received a special tax credit applicable to small- and medium-sized venture companies of (Won) 362 million, (Won) 415 million and (Won) 266 million, for the years ended December 31, 2000, 2001 and 2002, respectively. The special tax credit equals 50% of income taxes payable. SoftForum can benefit from this tax credit up to 2004.

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

B. Liquidity and Capital Resources

      We have traditionally met our working capital and capital requirements principally from cash provided by operations, while addressing the remainder of our requirements primarily through the issuance of common stock and short- and long-term borrowings. We believe that our working capital is sufficient for our present requirements.

      Net cash used in operating activities in 2002 was (Won) 24,340 million as compared to net cash used in operating activities of (Won) 11,957 million in 2001 and (Won) 62,537 million in 2000. The use of cash in 2000 was primarily due to the increase in accounts receivable and inventories, which resulted from the market penetration of our new products, including SMD placement systems and TFT-LCD handlers and testers during the periods. Since 2001, we have focused our efforts on collecting receivables and reducing inventories. Despite our success in decreasing the level of trade receivables and inventories, we realized negative cash flow from operating activities, mainly due to our low sales volume in 2001 and 2002.

      Cash and cash equivalents, short-term financial instruments and marketable securities as of December 31, 2002, 2001 and 2000 were (Won) 70,202 million (29% of total assets), (Won) 81,485 million (23% of total assets) and (Won) 44,198 million (12% of total assets), respectively. Short-term financial instruments are comprised of time deposits and financial instruments readily convertible into cash within one year. Marketable securities are primarily comprised of Korean debt unit trusts. The increase for the year ended December 31, 2001 was primarily due to SoftForum's initial public offering on the KOSDAQ, which resulted in cash-inflows of (Won) 14,741 million. The decrease for the year ended December 31, 2002 was mainly due to lower sales volume. In order to compensate for this decrease in our cash flow, we made a divestiture of our Kang-nam Mirae building for (Won) 60 billion as part of our corporate restructuring.

      Cash provided by (used in) financing activities for the year ended December 31, 2002 was (Won) (13,375) million. Cash used in financing activities in 2002 was mainly due to a payment of short-term borrowings of (Won) 21,885 million. While short-term borrowings decreased, long-term borrowings increased by (Won) 10,000 million for the year ended December 31, 2002. Cash provided by financing activities for the years ended December 31, 2001 and 2000 were (Won) 71,210 million and (Won) 147,436 million, respectively. Cash provided by financing activities in 2001 was mainly due to an increase in short-term borrowings of (Won) 55,330 million, as well as net cash inflows from the purchase and disposal of treasury stock of (Won) 17,448 million. For the year ended December 31, 2000, (Won) 128,118 million was provided as a result of an issuance of 7,475,000 ADSs representing 14,950,000 shares of common stock at US $8.04 per share, or US $16.08 per ADS.

      Our capital expenditures for the years ended December 31, 2002, 2001 and 2000 were (Won) 3,238 million, (Won) 23,593 million and (Won) 70,408 million, respectively. For the year ended December 31, 2002, we received (Won) 58,655 million for the disposal of an office building in Seoul, Korea and spent (Won) 3,238 million for capital expenditures. For the year ended December 31, 2001, we spent (Won) 23,729 million in connection with the construction of a research and development center in Hwasung City and other equipment, most of which relates to this center. For the year ended December 31, 2000, we spent (Won) 70,545 million in connection with the purchase of an office building in Seoul and other equipment, most of which relates to such building in Seoul (i.e., repair and interior construction). We do not have any material commitments for capital expenditures other than our regular research and development activities.

      As of December 31, 2002, we had short-term credit lines with Korea Exchange Bank, Shinhan Bank and Kookmin Bank, the aggregate limits of which were
(Won) 29,094 million, (Won) 9,000 million and (Won) 4,000 million, respectively. The interest rates for our credit lines with Korea Exchange Bank are 3.0%-4.0%, 5.5%-5.7% and 8.4% respectively, and for our credit lines with Kookmin Bank and Shinhan Bank, the interest rate is 7.4% and 5.7%, respectively. As of such date, the amount of these credit lines being used were (Won) 20,542 million, (Won) 9,000 million and (Won) 4,000 million, respectively. These lines of credit will expire within one year. However, we believe that such credit lines will be renewed. A certain portion of our land and buildings is pledged as collateral for the credit line with Korea Exchange Bank.

      As of December 31, 2002, we had long-term credit lines with Korea Development Bank bearing interest at a rate of 4.98% and 6.70%, respectively. The aggregate limit of these credit lines was (Won) 9,543 million and these are due to expire in 2008. As of such date, we were utilizing the full amount of this credit line. A certain portion of our land and buildings is pledged as collateral for this credit line.

      The tables below sets forth our contractual obligations and commercial commitments as of December 31, 2002.

Contractual Obligations as of December 31, 2002

                                                          (Unit: in million won)

                                                     Payments Due by Period
                                     ------------------------------------------------------
                                              Less Than 1                           After 5
Contractual Obligations              Total       year       1-3 years   4-5 years    years
----------------------------------   ------   -----------   ---------   ---------   -------
Long-Term Debt                        9,543            --       4,175       4,772       596
Capital Lease Obligations             1,079           458         621          --        --
Other Long-Term Obligations              --            --          --          --        --
                                     ------   -----------   ---------   ---------   -------
Total Contractual Cash Obligations   10,622           458       4,796       4,772       596

Other Commercial Commitments as of December 31, 2002

                                                          (Unit: in million won)

                                           Amount of Commitment Expiration Per Period
                                     ------------------------------------------------------
                                              Less than 1                           Over 5
Other Commercial Commitments         Total       year       1-3 years   4-5 years    years
----------------------------------   ------   -----------   ---------   ---------   -------
Lines of Credit(1)                   42,094        42,094          --          --        --
Standby Letters of Credit             9,107         9,107          --          --        --
Guarantees                            2,353         2,353          --          --        --
Other Commercial Commitments             --            --          --          --        --
                                     ------   -----------   ---------   ---------   -------
Total Commercial Commitments         53,554        53,554          --          --        --

(1) Excluding a long-term credit line with Korea Development Bank of (Won) 9,543 million included under Long-Term Debt.

      Traditionally, the functional currency for our operations has been the Korean won. We believe that with overseas sales, our liquidity may be affected by exchange rate fluctuations, especially rates for US dollars. However, for the periods referred to above, there had been no material operating trends or effects on liquidity as a result of fluctuations in currency exchange rates. We do not use any hedge instruments to diversify these risks.

      We had total outstanding trade accounts receivable of (Won) 33,965 million, (Won) 36,409 million and (Won) 65,098 million, net of allowance, as of December 31, 2002, 2001 and 2000, respectively. We have been focusing our efforts on collecting outstanding trade accounts receivables and, compared to as of December 31, 2000, successfully decreased the amount as of December 31, 2001 and 2002.

      As of December 31, 2002, a lawsuit relating to payment of construction costs for a building, which we purchased in 2000, had been outstanding between the former building owner and his creditors. In connection with this, we made a payment of (Won) 6 billion to a court on behalf of the former building owner in order to protect our assets and recorded the payment as an advance payment. In 2002, we sold this building to a third party. As of December 31, 2002, we recorded an allowance for the aggregate of the advance payments and an additional provision for guarantees of (Won) 650 million.

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

      As our working capital and capital requirements are principally satisfied by cash provided by operations, circumstances affecting our operations will in turn affect our liquidity. Our operations may be detrimentally affected by several factors, including the highly cyclical nature of the electronics, semiconductor and semiconductor related industries, intense competition, economic downturn, especially in Korea, periodic industry downturn, loss of customers and the lack of success of future products or business lines. Any of these factors or a combination thereof could depress our sales revenue and overall profitability and thereby constrain our operating cash flow. For an in depth discussion of risks related to our operations see "Item 3--Key Information--Risk Factors". For an in depth discussion of factors that have historically affected our operating results, see "Item 5--Operating and Financial Review and Prospects--Operating Results".

      We have provided and may in the future provide performance guarantees on our affiliates' or third parties' behalf, in accordance with common business practices in Korea. Accordingly, collection by a secured party on a guarantee could affect our liquidity.

      We have provided collateral to Seoul Guarantee Insurance Company guaranteeing the performance of certain of Mirae's significant customers for their timely delivery of goods and satisfaction of their warranty obligations. In the event Seoul Guarantee collects on our guarantees, our maximum liability is (Won) 1,000 million. We have also provided a promissory note to a significant customer guaranteeing our performance on a contract. In the event we fail to satisfy our contractual obligations, the customer could utilize the guarantee to cover its resulting losses. Our management does not presently anticipate any losses as a result of any of the above guarantees.

      We have provided a blank promissory note to Samsung Card Co., Ltd. as collateral for repayment of a lease payable, in accordance with common business practices in Korea. In the event we fail to repay our lease payable, Samsung Card could utilize the blank note. Our management does not presently anticipate any such loss.

      The Company provided Mirae Online, Co., Ltd., one of its consolidated subsidiaries, with a guarantee in the amount of (Won) 11 billion and U.S. $700,000 for Mirae Online's short-term borrowings. In connection with the subsidiary's obligations subsequent to 2001, estimated losses Mirae would incur for payments to be made on behalf of Mirae Online were recorded in the amount of (Won) 3,739 million at December 31, 2001, as a provision of guarantees issued. However, in 2002, the guarantee expired, and accordingly, the Company reversed the provision for guarantee of (Won) 3,739 million.

      The Company has provided its employee association with guarantees totaling
(Won) 1,056 million for their purchases of common stock of SoftForum, a subsidiary of the Company.

C. Research and Development, Patents and Licenses, Etc.

      The semiconductor equipment industry is subject to rapid technological change. We believe that continued and timely development and introduction of new and enhanced products is essential for us to maintain our competitive position.

      Mirae's research and product development activities focus on developing new generations of mechatronics equipment and software, and on advancing our core competencies and current system features relating primarily to accuracy, reliability and flexibility. Research and development for mechatronics products is principally undertaken at the Mirae Research Center in Hwasung City, which was built in 2002. Our application engineers who are responsible for the customization of our mechatronics products based on specific customer requirements and the investigation of new manufacturing processes and materials were relocated to the Hwasung center as part of the centralization of our R&D activities in this facility. SoftForum independently undertakes research and development activities at their respective facilities in Seoul. As we develop most of our essential technology in-house, we do not license outside technology and, consequently, are not obligated to pay royalty fees.

      Our research engineers share ideas and information with different product groups. We believe this has contributed to our development of new products and advancement of existing products. For instance, most of the essential robotics technologies in our SMD placement systems, particularly linear motor engineering, intelligent control, software and feeder mechanics, are derived from our expertise in designing our test handlers.

      Mirae has strategic relationships with Seoul National University and Korea Advanced Institute of Science and Technology, conducting joint product development projects and testing activities. In return for the developmental assistance provided by both of these organizations, Mirae pays the associated research fees. Patents granted and other intellectual property developed as a result of these relationships are held solely by Mirae. These collaborative efforts have resulted in the development of a number of software solutions and products, including linear motor design software and its control technology (which we developed with Seoul National University) and PCB assembly support software for SMD placement systems (which we developed with Korea Advanced Institute of Science and Technology). Six months are typically required to produce a prototype from product design to sample engineering. We believe our product development times may contribute to our ability to maintain our competitive position in the global marketplace. If product cycles become shorter due, for instance, to the rapid pace of technological advancements, we believe that our research and development capabilities may help us maintain our competitive position in the marketplace. In 2002, we completed the development of new models of SMD placement systems and test handlers, which are now ready for mass production. Each of the newly developed SMD placement systems is a high-end chip placement system or a high-end multifunctional placement system. Each of the new test handler models is a memory test handler with 128 parallelism or a logic test handler with a high speed indexing mechanism. We expect these new products to contribute to our revenue and profits beginning in 2003.

      Historically, we have placed high strategic importance on fostering our research and development expertise. As a result, our aggregate research and development expenditures for the years ended December 31, 2002, 2001 and 2000 amounted to (Won) 9.3 billion, (Won) 16.0 billion and (Won) 20.7 billion, respectively. Over the next several years, we plan to direct up to 15% of our sales revenue to research and development expenditures, though this percentage may vary depending upon our financial results in any given year.

      For information on our patents and other intellectual property, please refer to "Item 4--Information on the Company--Business Overview--Intellectual Property".

D. Trend Information

      See "Item 4--Information on the Company--Business Overview" and "Item 5--Operating and Financial Review and Prospects--Operating Results".

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

      Inventories

      Inventories are stated at the lower of cost, determined using the weighted average method, or net realizable value. Inventories consist of raw materials, finished goods, merchandise, work in-process and inventories in transit.

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

      Investments

      Investment securities of non-consolidated affiliated companies, in which we have a 20% or more ownership interest, are stated using the equity method of accounting, whereby our initial investment is recorded at cost. The carrying value is subsequently increased or decreased to reflect our share of income or loss of the investee and dividends received therefrom. Our share in net losses of its affiliates is reflected only to the extent of its investment-carrying amount.

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

      Employee Stock Option Compensation Plan

      We adopted the fair value based method of accounting for the employee stock option compensation plan, which was established, effective as of March 25, 2000, in order to reward the performance of individual officers and other employees who have contributed, or have the ability to contribute, significantly to us. Under the fair value based method, compensation cost is measured at the grant date, based on the value of the award, and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, the expected dividends and a risk-free interest rate over the expected life of the option. However, as permitted under Korean GAAP, we exclude the volatility factor in estimating the value of its stock options, which results in measurement at minimum value. The total compensation cost at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the expected life of the option, dividends on the stock, or the risk-free interest rate.

      Income Taxes

      Deferred tax assets and liabilities are recognized for the future tax consequences of operating loss carry-forwards, tax credits and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized to the extent that they are expected to be realizable.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

      As of December 31, 2002, our Board of Directors consisted of four Directors, two of whom are independent (or "outside") non-executive Directors. Two new Directors were subsequently inaugurated, one Director in May 2003 and one outside Director in March 2003. The functions and duties conferred on the Board of Directors include:

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

      In February 1998, in order to enhance the transparency of the management of companies listed on the Korea Stock Exchange and to provide increased investor protection, the Korea Stock Exchange enacted a regulation requiring all listed companies to appoint the greater of (a) one outside Director and (b) one-fourth (1/4) or more of the total number of Directors, as outside Directors. If a listed company fails to comply with this requirement its common stock may be de-listed from the Korea Stock Exchange. Pursuant to amendments promulgated on January 21, 2000 to the Korean Securities and Exchange Act of 1962, as amended, certain companies listed on the Korea Stock Exchange, to be designated by a Presidential Decree, will be required to appoint one-half ( 1/2) or more, but in any event, no fewer than three, of the total number of Directors as outside Directors. Because the Presidential Decree has not yet been issued, we do not know whether we will be required to appoint additional outside Directors. There are no family relationships among the Directors or senior managers of Mirae.

      Directors

      The following table provides certain information about the members of our Board of Directors as of December 31, 2002 and June 30, 2003.

                           Year
     Name         Age   Appointed                  Position Held
---------------   ---   ---------   --------------------------------------------
Hyung Yun Lee      54      2001     Chief Executive Officer, President and
                                    Director of Mirae Corporation (appointed on
                                    May 2, 2003) and Chief Executive Officer of
                                    Mirae America, Inc.

Dae Hoon Chang     55      2001     Chief Executive Officer (resigned on May 2,
                                    2003) and Chairman of the Board of Directors

Soon Do Kwon       45      1999     Vice President, Chief Financial Officer and
                                    Director

Kwang Hyung Lee    48      1999     Outside Director

Hyun Kyo Jung      47      1999     Outside Director

Yeon Ho Lee        44      2003     Outside Director (appointed March 21, 2003)

Moon Soul Chung    65      1990     Former President and Chief Executive
                                    Officer, Honorary Chairman of the Board of
                                    Directors

Kwangil Koh        47      1998     Former Executive Vice President of SMD
                                    Placement Systems Division, Head of Mirae
                                    Research Center and Director (resigned on
                                    March 22, 2002)

Kook Jung Kwon     60      2000     Former Director (resigned on March 26, 2002)

Ho Gun Lee         61      2000     Former Outside Director (resigned on March
                                    26, 2002)

Soon Seok Jung     47      2002     Former Director and Member of audit
                                    committee (resigned on September 24, 2002)

      The principal occupation, employment and education histories of the members of our Board are as follows:

      Hyung Yun Lee joined Mirae in 2001 as President of Mirae America, Inc. On May 2, 2003 he was appointed President, Chief Executive Officer and as a Director of Mirae Corporation. Prior to that, Mr. Lee worked for LG Electronics Co., Ltd. (formerly Kum-Sung Electronics Co., Ltd.) as a general manager and as President of Teradyne Korea and Schlumberger Korea. Mr. Lee received a B.S. in Electronics from Seoul National University and a M.S. in Electricity from KAIST (Korea Advanced Institute of Science & Technology).

      Dae Hoon Chang joined Mirae in 1999 as a Senior Executive Vice President of Sales & Marketing and was appointed as a Director in October 1999 and Chief Executive Officer in January 2001. He resigned as Chief Executive Officer in May 2003 and is currently the Chairman of the Board of Directors (elected January 4, 2001). Prior to joining Mirae, Mr. Chang was a branch manager of the customer support division in Teradyne Korea from 1988 to 1996. Mr. Chang also worked at Korea Semiconductor Co. from 1975 to 1978 in various positions, including as a test engineer, and at LG Semicon Co., as a general manager. Mr. Chang received a B.S. in Electrical Engineering from Korea University.

      Soon Do Kwon joined the Company as Chief Financial Officer in 1999 and was elected as a Director in March 2000. In May 2003, he was appointed as Vice President of the Company. Prior to joining Mirae, he was employed at Ssangyong Oil and Refinery Co. from 1982 to 1999, during which time he held various positions, including serving as an internal auditor. Mr. Kwon received a B.B.A. from Korea University. Mr. Kwon is the Representative Director and Chief Executive Officer of Mobile Game Co., Ltd., as well as the Chief Executive Officer of SoftForum Co., Ltd. and Mirae Online Co., Ltd., each of which are subsidiaries of Mirae.

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

      Yeon Ho Lee was elected as an outside Director in March 2003. He is a certified public accountant and is currently employed by Kwang-Jang Accounting Corporation. He received a Master in Business Administration from Yon sei University.

      Moon Soul Chung is the founder of Mirae and served as President since its inception in 1983 and as Chief Executive Officer, Chairman of the Board of Directors and Representative Director since its incorporation in 1990. Mr. Chung resigned from these positions in January 2001 and is currently named Honorary Chairman of the Board of Directors. He received a B.A. in Religious Philosophy from Wonkwang University.

      Kwangil Koh joined Mirae in 1997 as Executive Vice President and Head of Mirae Research Center, and was elected as a Director in 1998. Prior to joining Mirae, Mr. Koh worked at LG Industrial Electronics Co. from 1989 to 1997 in various positions, including research and development manager. Mr. Koh also worked at Goldstar Co. Research Institution from 1983 to 1985 as a researcher, and at Korea Electronic and Communication Research Institute from 1982 to 1983 as a researcher. Mr. Koh received a B.S. and M.S. in Electrical Engineering from Seoul National University and a Ph.D. from the University of Pittsburgh. Mr. Koh resigned from all positions on March 22, 2002.

      Kook Jung Kwon was elected as a Director in March 2000. Mr. Kwon has served as Mirae's auditor since March 1997. Mr. Kwon is a certified public accountant and received his B.B.A. from Chun Buk University. Mr. Kwon resigned on March 26, 2002.

      Ho Gun Lee was elected as an outside Director in March 2000 and was a member of Mirae's audit committee. He is the Chief Executive Officer of BC Card Corporation. Mr. Lee received his L.L.B. from Seoul National University and M.S. from Kyunghee University in Tax Management. Mr. Lee resigned on March 26, 2002.

      Soon Seok Jung joined Mirae as a Director and audit committee member on March 22, 2002. He was employed as the Branch General Manager of Kyobo Securities Co., Ltd. from September 1999 to March 2002. He received a B.B.A. from Seoul National University in Business Administration. Mr. Jung resigned on September 24, 2002.

      Senior Managers

      The following table sets forth the age and position held by the senior managers of Mirae as of the date of this annual report.

                           Year
     Name         Age   Appointed                  Position Held
---------------   ---   ---------   --------------------------------------------
Han Chul Shin      50      1997     Vice President of Quality Assurance Division
Yoon Hee Bae       51      1997     Managing Director of Sales Division
Hee Rak Beom       44      1997     Director of R&D Division
Heung Sun Hwang    44      2001     Director of Management Support Division
Hyun Tae Kyeong    40      2001     Director of Production Division
Ji Hyun Hwang      40      2001     Director of R&D Center

      The principal occupation, employment and education histories of the senior managers are as follows:

      Han Chul Shin joined Mirae in 1997 as an Executive Officer in the R&D Center and was appointed Vice President of the Quality Assurance Division in May 2003. Before joining Mirae, Mr. Shin worked at Teradyne Korea from 1985 to 1997 as a Director. From 1979 to 1985 Mr. Shin served as Section Chief at Samsung Electronics Co., Ltd. Mr. Shin received a B.S. in Electrical Engineering from Hanyang University.

      Yoon Hee Bae joined Mirae in 1997 as Director of New Business Development, served as Director of Overseas Business Support from 1999 to 2001 and Executive Director of the Customer Support Division from 2001 to 2003, and currently serves as a Managing Director of the Sales Division. Before joining Mirae, Mr. Bae worked as a Director of the Customer Support Division at Applied Materials, Inc., Manager of Field Service Group LTX Korea Co. and Manager of Device Test Engineering Group at Hynix Semiconductor Inc.

      Hee Rak Beom joined Mirae in 1997 as Director of the R&D Division. Prior to joining Mirae, Mr. Beom worked at LG Electronics Co. R&D Center and at LG Industrial Systems Co. as a general manager in the R&D Center. Mr. Beom received a Ph.D in Mechanics from KAIST (Korea Advanced Institute of Science & Technology).

      Heung Sun Hwang joined Mirae in 2000 as a Director of the Production Division and currently holds the position of Director of the Management Support Division. Prior to joining Mirae, Mr. Hwang worked for Samsung Electronics and Samsung Techwin as a Unit Leader. Mr. Hwang graduated from Hongsung College.

      Hyun Tae Kyeong joined Mirae in 1997 and currently serves as Director of the Production Division. Mr. Kyeong worked for LG Industrial Systems Ltd. as a manager of research and development. Mr. Kyeong received a M.S. in Applied Mechanics from Yonsei University.

      Ji Hyun Hwang joined Mirae in 1998 and currently serves as a Director of the R&D Center. Mr. Hwang worked for LG Industrial Systems Ltd. as a senior research engineer and received a M.S. in Precision Machinery Engineering from Hang Yang University.

B. Compensation

Directors' and Senior Managers' Compensation

      We pay our Directors salaries and bonuses as determined by shareholder resolutions. For the year ended December 31, 2002, the aggregate compensation (salaries, bonuses and allowances) paid and accrued to all Directors and senior managers was approximately (Won) 528 million. In addition, the aggregate amount set aside for all Directors and senior managers for pension, retirement and similar benefits in kind was approximately (Won) 493 million. The foregoing amounts do not include amounts expended by us for automobiles made available to our Directors and senior managers, expenses reimbursed to Directors and senior managers (including business travel expenses and professional and business association dues and expenses) and other benefits commonly reimbursed or paid by companies in Korea.

Stock Options Granted to Employees, Directors and Senior Managers

      As of March 31, 2003, stock options to our employees representing 4,645,000 common shares of the Company remain outstanding. In March 2000, with the approval of our shareholders, 2,052,000 stock options were granted at an exercise price of (Won) 8,018 per share. However, all of the stock options granted in 2000 were cancelled prior to the end of 2001. In March 2001, with the approval of our shareholders, 2,480,000 stock options were granted at an exercise price of (Won) 1,780 per share, which shall become exercisable on March 24, 2004 and expire on March 23, 2009. However, 725,000 stock options were cancelled upon employees' resignation and 1,755,000 stock options remain unissued. In June 2002, with the approval of our shareholders, 840,000 stock options were granted at an exercise price of (Won) 1,610 per share, which shall be exercisable on June 25, 2004 and expire on June 24, 2009. However, 60,000 stock options were cancelled upon employees' resignation and 780,000 stock options remain unissued. In March 2003, with the approval of our shareholders, 2,110,000 stock options were granted at an exercise price of (Won) 1,217 per share, which shall be exercisable on March 22, 2005 and expire on March 21, 2010.

      The Company utilizes its stock option plans to reward the performance of its officers and other employees who have contributed and/or have the ability to contribute significantly to the Company. When the length of employment is less than two years after the grant of stock options, the Company may cancel the stock options awarded. Upon exercise of stock options, in accordance with the sole discretion of the Board of Directors, the Company may
(i) grant newly issued common stock, (ii) grant treasury stock or (iii) grant the net difference in exercise price and market price with either cash or treasury stock.

      As described in Note 2(t) of the Notes to Consolidated Financial Statements, the Company adopted the fair value based method of accounting for the stock option compensation plan, in which fair value is determined using the Black-Scholes option-pricing model, without considering a volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. Under these accounting policies, total compensation costs were measured at (Won) 768 million and (Won) 617 million for options granted in 2001 and 2002, respectively, and are recognized over the service period (2 years). Compensation cost amounting to (Won) 198 million and (Won) 159 million in 2001 and 2002, respectively, was recognized.

                           List of Stock Option Awards
                        to Directors and Senior Managers

        Name                        Position                      Stock Option *
----------------   --------------------------------------------   --------------
Hyung Yun Lee      CEO & President                                        50,000
Soon Do Kwon       Vice President & CFO                                  100,000
Dae Hoon Chang     Chairman of Board of Directors                        200,000
Han Chul Shin      Vice President of Quality Assurance Division          300,000
Yoon Hee Bae       Managing Director of Sales Division                   230,000
Heung Sun Hwang    Director of Business Support Division                 230,000
Hee Rak Beom       Director of R&D Division                              150,000
Hyun Tae Kyeong    Director of Productions Division                      150,000
Ji Hyun Hwang      Director                                              150,000
Kwang Hyung Lee    Outside Director                                       15,000
Hyun Kyo Jung      Outside Director                                       15,000
Jeong Yul Jeon     General Manager                                       100,000
Robert Laurent     General Manager                                       100,000
Min Suke Suh       General Manager                                        80,000
Jae Myeong Song    General Manager                                        70,000
Gun Hong Yang      General Manager                                        70,000
Suk Joo Ko         General Manager                                        70,000
Sang Doo Byun      General Manager                                        70,000
Je Il Lee          General Manager                                        70,000
Mi Ri Chung        General Manager                                        70,000
Sung Woo Hong      General Manager                                        50,000
Jong Chul Park     General Manager                                        50,000
Young Taek Kim     General Manager                                        50,000
Do Hyun Kim        General Manager                                        20,000

----------

* all stock options are for our common shares.

C. Board Practice

Audit and Other Committees

      Pursuant to the rules of The Nasdaq National Market, our Board of Directors established an Audit Committee in November 1999 to review Mirae's financial reporting, administrative systems and internal control systems and structure. The Audit Committee also reviews Mirae's policies relating to the avoidance of conflicts of interest. Our Audit Committee members are Mr. Kwang-Hyung Lee, Mr. Hyun-Kyo Jung and Mr. Yeon-Ho Lee. Pursuant to an amendment to the Korean Commercial Code, effective as of December 31, 1999, certain companies may establish an Audit Committee in lieu of a statutory auditor. In addition, pursuant to the January 2000 amendments to the Korean Securities and Exchange Act, certain companies listed on the Korea Stock Exchange, which will be designated by Presidential Decree, will be required to establish an Audit Committee. In each case, the Audit Committee must consist of three or more members, two-thirds or more being outside Directors.

      The following table sets forth the details of our Audit Committee members.

                                                                          Year
     Name                             Career                           Appointed
---------------   --------------------------------------------------   ---------
Kwang Hyung Lee   Ph.D in Computer Science from Institut National         1999
                  Sciences Appliques de Lyon
                  Professor of Korea Advanced Institute of Science and Technology (KAIST)

Hyun Kyo Jung     Ph.D in Electrical Engineering from Seoul National      1999
                  University
                  Professor of Seoul National University

Yeon Ho Lee       M.B.A. from Yon sei University, Certified Public        2003
                  Accountant
                  Kwang-Jang Accounting Firm

Expiration of Current Directorship Terms

      The following table sets forth the dates of expiration of the directorship terms of our current Directors.

                             Name                                     Date
--------------------------------------------------------------   ---------------
Hyung Yun Lee ................................................   March 20, 2006
Soon Do Kwon .................................................   March 20, 2006
Dae Hoon Chang ...............................................   October 5, 2005
Kwang Hyung Lee ..............................................   March 25, 2005
Hyun Kyo Jung ................................................   October 5, 2005
Yeon Ho Lee ..................................................   March 20, 2006

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

      The following table sets forth the number of our employees by department as of May 31, 2003. Our employees decreased in number by 10.8% from December 31, 2001 when we had 324 employees. This downsizing was a part of our corporate restructuring.

                                                            Number of Employees
                                                            --------------------
Management & Administration .............................                     62
Research & Development ..................................                     75
Manufacturing ...........................................                     89
Sales & Marketing .......................................                     63
Total ...................................................                    289

E. Share Ownership

      The following table sets forth the ownership of our common shares by our Directors and senior managers:

                                                                   Percentage
                                     Number of shares issued       Shareholder
Shareholder                              and outstanding          ownership(2)
----------------------------------   -----------------------      -------------
Dae Hoon Chang ...................                    29,850               0.02%
Soon Do Kwon .....................                    22,000               0.02%
Heung Sun Hwang ..................                    15,000               0.01%
Moon Soul Chung ..................                20,632,862(1)           16.55%

----------

(1) Mr. Chung resigned as of January 3, 2001. This number includes 18,604,414 (14.93%) held by Moon Soul Chung, 1,453,392 (1.17%) held by Boon Soon Yang
      (wife), 229,847 (0.18%) held by Eun Kyoung Chung (daughter), 114,803 (0.09%) held by Eun Hee Chung (daughter), 115,203 (0.09%) held by Jin Man Chung (son) and 115,203 (0.09%) held by Ki Won Chung (son).

(2)   Includes the 1,760,000 shares of stock held in treasury by the Company.

      For information regarding ownership of stock options to acquire our common shares which are held by our Directors, senior managers and employees, please refer to "Item 6--Directors, Senior Management and
Employees--Compensation--Stock Options Granted to Employees, Directors and Senior Managers".

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

      To the best of our knowledge, our only major shareholder (i.e., shareholder beneficially owning five percent (5%) or more of our common shares) is Mr. Moon Soul Chung, our former Chairman of the Board, President and Chief Executive Officer until January 3, 2001. Mr. Chung's voting rights as a holder of Mirae common shares do not differ from the rights of our other shareholders. For a description of Mr. Chung's shareholdings, please see "Item 6--Directors, Senior Management and Employees--Share Ownership".

B. Related Party Transactions

      Mirae believes that all of the transactions described below have terms that are no more favorable to either party than had such transactions been negotiated between independent parties. Each transaction was entered into by the management of the Company in pursuit of the synergistic benefits for both parties.

      o In May 1999, Mirae agreed to provide SK Communications (formerly Lycos Korea) with a loan of up to (Won) 6,250 million pursuant to the joint venture agreement between Mirae and Lycos, Inc. that established Lycos Korea. The Company received interest of (Won) 688 million in 2001 and repayment of the principal in full of (Won) 6,250 million together with interest of (Won) 359 million on August 22, 2002. A payment guarantee by us of (Won) 12,477 million on behalf of Lycos Korea to Lycos, Inc. and Lycos Business Trust I (U.S.A.) was dissolved when SK Telecom Co., Ltd. purchased Lycos Inc.'s interest in Lycos Korea. In addition, the Company received total rental fees of (Won) 130 million and (Won) 266 million in 2001 and 2002, respectively, from SK Communications until its head office moved to another location in 2002.

      o Mirae sold (Won) 1,783 million of SMD placement systems to Mirae America, Inc., the Company's affiliate in the United States, and paid to Mirae America sales commissions of (Won) 26 million in 2002. As of December 2002, the Company had a balance of (Won) 1,977 million in accounts receivable, (Won) 1,102 million of advance payments and (Won) 2 million of accrued expenses in connection with its dealings with Mirae America.

      o In 2002, Mirae received total rental fees of (Won) 253 million from Mobile Game Co., Ltd., the Company's affiliate, for its use of our Kang-nam Building in Seoul, Korea, which we then sold in June 2002. As of December 31, 2002, the Company had (Won) 7 million of other accounts receivable and (Won) 2 million of advance payments.

      o Mirae imported and sold telecommunication devices, including PDAs, to Cyber Bank Co., Ltd. The total amounts of sales were (Won) 5,571 million and (Won) 3,974 million in 2001 and 2002, respectively. In addition, the Company received interest income of (Won) 235 million due on a late payment of (Won) 2,382 million in accounts receivable in 2001. As of December 31, 2002, the Company had a balance of (Won) 6,753 million of accounts receivable for Cyber Bank.

      o The Company provided short-term loans of (Won) 800 million and (Won) 1,200 million in 2001 and 2002, respectively, to a subsidiary, Mirae Online, Co., Ltd. in order to enhance its competitiveness in providing program broadcasting and a home shopping channel service. The full amount of the principal of (Won) 2,000 million and interest (9%) of (Won) 109 million were paid to us on April 19, 2002. In addition, the Company received total rental fees of (Won) 93 million in 2002 from Mirae Online for its lease of office space in our building in Bundang City, Korea.

      o The Company also provided Mirae Online with a guarantee in the amount of (Won) 11 billion and U.S. $700,000 for Mirae Online's short-term borrowings. In connection with the subsidiary's obligations subsequent to 2001, estimated losses Mirae would incur for payments to be made on behalf of Mirae Online were recorded in the amount of (Won) 3,739 million at December 31, 2001, as a provision of guarantees issued. However, in 2002, the guarantee expired, and accordingly, the Company reversed the provision for guarantee of (Won) 3,739 million.

      o On December 16, 2002, SoftForum made an acquisition of 359,997 common shares of Alpha Logics Co., Ltd. at (Won) 5,000 per share, or
            (Won) 1,800 million, from Cyber Bank. This acquisition was part of management strategy to enhance SoftForum's security market, including forgery-free technology.

      o As of December 31, 2002, the Company's major shareholder, Mr. Moon Soul Chung, had a 29.8%-ownership of Testech Co., Ltd. In November 2001, the Company sold its fingerprint system division to Testech and in connection therewith, received (Won) 1,250 million in 2002. The Company sold (Won) 88 million of property and equipment to Testech and received (Won) 10 million of other income for acting as a patent rights agency for Testech in 2002. In the same year, the Company purchased (Won) 1,784 million of raw materials from Testech and paid (Won) 15 million for services provided by Testech. As of December 31, 2002, the Company had (Won) 1,004 million of accounts payable to Testech.

      o We have reinstated a branch of the Company in Seoul, Korea with 386 square meters of leased office space in a building owned by SoftForum located in Dokok-dong, Kang Nam-gu. Our lease runs from April 13, 2003 through April 13, 2005. A guarantee deposit of (Won) 386 million was paid by us to SoftForum.

ITEM 8. Financial Information

A. Consolidated Statements And Other Financial Information

      See page F-1 to F-63 following Item 19.

Legal Proceedings

      Our exclusive distributor for SMT placement systems until 2000 in North America, South America, Europe, Africa and Israel, Quad Systems Corporation, filed a voluntary petition for reorganization on December 18, 2000 under Chapter 11 of the U.S. Bankruptcy Code. As a major creditor of Quad Systems, we were an interested party actively participating in such proceedings. During the settlement period, we were barred from selling our machines in the Americas and Europe. The bankruptcy settlement took place in July 2001.

      As of December 31, 2002, a lawsuit relating to payment of construction costs for a building in Seoul, Korea we sold in 2002 had been outstanding between the former building owner and his creditors. In connection with this, we made a payment of (Won) 6 billion to a court on behalf of the former building owner in order to protect our assets and recorded the payment as an advance payment. As of December 31, 2002, we recorded an allowance for the aggregate of the advance payments and an additional provision for guarantees of (Won) 650 million.

      Presently, we are a plaintiff in a patent infringement suit in which we are claiming that the line of memory module test handlers of the defendant, Yuil Semicon Company, infringe on our patents. We obtained an injunction prohibiting the defendant from selling any of these products and are seeking in excess of 1 billion won in damages. We expect resolution of this litigation by the end of 2003.

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

      The table below shows the high and low closing prices (in won and dollars, as applicable) of trading activity on the Korea Stock Exchange for our common stock since 1997 and on The Nasdaq National Market for our ADSs since November 17, 1999. With respect to our common stock, the share prices and average daily trading volume have been adjusted to reflect a 50 for one stock split effected on March 2, 1998. Liquidity of our ADSs may be limited as an active market for these securities has not yet developed.

                                     (KSE figures in won, NASDAQ figures in US$)

                                                      KSE             NASDAQ
                                                 --------------   --------------
Year                                              High     Low     High     Low
----------------------------------------------   ------   -----   ------   -----
2002                                              3,480   1,250     5.75    2.00
2001                                              2,840     740    3.625    1.37
2000                                             11,300   1,260    23.00   1.063
1999                                             11,300   3,050    16.75   15.00
1998                                              6,940   1,840

                                                       KSE            NASDAQ
                                                 --------------   --------------
Year                                   Quarter    High     Low     High     Low
------------------------------------   -------   ------   -----   ------   -----
2002                                         1    3,480   2,105     5.75    3.30
                                             2    2,390   1,110     3.56    2.00
                                             3    2,410   1,250     3.90    2.00
                                             4    1,850   1,255     3.58    2.00
2001                                         1    2,580   1,260    3.625   1.875
                                             2    1,970   1,595     2.98   2.125
                                             3    1,665     740     2.45    1.37
                                             4    2,840     880     3.09     1.4

                                                      KSE             NASDAQ
                                                 --------------   --------------
Month                                             High     Low     High     Low
----------------------------------------------   ------   -----   ------   -----
May 2003                                          1,590   1,270     2.57    2.04
April 2003                                        1,510   1,095     1.95    1.75
March 2003                                        1,290   1,055     1.88    1.69
February 2003                                     1,410   1,130     1.96    1.81
January 2003                                      1,500   1,180     2.75    1.96
December 2002                                     1,715   1,255     3.58    2.05

ITEM 10. Additional Information

A. Share Capital

      Not applicable.

B. Articles of Incorporation and By Laws

      Article 2 of our Articles of Incorporation states our business objectives as include the following: the manufacture and sale of semiconductor equipment, automation equipment, electronic precision instruments, manufacture and sale of software and other products, the leasing of real estate, the data base business (internet related business), the electronic communication sales business (electronic commerce related business), the cable broadcasting business, and business incidental or related to the foregoing.

      No Director with a special interest with respect to a resolution of the Board of Directors may exercise his voting right. The remuneration for Directors and auditors is determined by resolution of the general meetings of shareholders. Severance allowances for Directors and auditors are paid in accordance with the Officer's Severance Pay Regulation of the Company, adopted by resolution of a general meeting of shareholders.

      Summary information relating to the Company's capital stock and annual meetings are hereby incorporated by reference to the information in our registration statement on Form F-1 (Registration No. 333-11390), to which our Articles of Incorporation and By Laws were filed as exhibits.

C. Material Contracts

      On May 24, 2002, we agreed to sell 17,838 square meters of space in a building located in Seoul, Korea to Pagoda Academy Company, an unrelated party, for (Won) 60,000 million. We used this space for our Internet venture companies and subsequently divested the property as part of a corporate restructuring process we undertook in order to enhance our mechatronics business. We received full consideration for the sale in May and June 2002.

      As of December 31, 2002, a lawsuit relating to payment of construction costs for this building had been outstanding between the former building owner and his creditors. In connection with this, we made a payment of (Won) 6 billion to a court on behalf of the former building owner in order to protect our assets and recorded the payment as an advance payment. As of December 31, 2002, we recorded an allowance for the aggregate of the advance payments and an additional provision for guarantees of (Won) 650 million.

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

      Under the Foreign Exchange Transaction Laws, if the Government deems that certain emergency circumstances, including, but not limited to, sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payment or a substantial disturbance in the Korean financial and capital markets, are likely to occur, it may impose any necessary restrictions, other than in respect of foreign investments prescribed under the Foreign Investment Promotion Act, such as requiring foreign investors to obtain prior approval from the Minister of Finance and Economy ("MOFE") for the acquisition of Korean securities or for the repatriation of interest, dividends or sales proceeds arising from Korean securities or from disposition of such securities.

Government Review of Issuance of ADSs

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

      In order for a depositary to receive any existing common stock from holders of such common stock (other than from the Company) for the purpose of issuance of depositary receipts representing such common stock, the Depositary would be required to obtain the Company's consent. The Company has agreed that it will consent to any deposit if the deposit will not violate applicable law. No assurance can be given that the Company will always grant such consent. Therefore, a holder of ADSs who surrenders ADSs and withdraws common stock may not be permitted subsequently to deposit such common stock and obtain ADSs.

Reporting Requirements for Holders of Substantial Interests

      Under the Korean Securities and Exchange Act, any person whose direct or beneficial ownership of common stock (whether in the form of common stock or ADSs), certificates representing the right to subscribe for common stock and certain equity related debt securities such as convertible bonds, bonds with warrants and certain exchangeable bonds (collectively, the "Equity Securities"), together with any Equity Securities beneficially owned by certain related persons or by any person acting in concert with such person, accounts for 5% or more of the aggregate of the total issued shares of common stock and those other Equity Securities issued by the Company, is required to report the status of such holdings to the FSC and the Korea Stock Exchange within five business days after reaching the 5% ownership interest. Moreover, any change in the ownership interest subsequent to such report which equals or exceeds 1% of the aggregate of the total issued shares of common stock and those other Equity Securities issued by the Company is required to be reported to the FSC and the Korea Stock Exchange within five business days from the date of such change.

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

Restrictions Applicable to Common Stock

      As a result of amendments to the Foreign Exchange Transaction Laws and FSC regulations (together, the "FSC Rules") adopted in connection with the stock market opening from January 1992 and thereafter, foreigners are permitted to invest, with certain exceptions and subject to certain procedural requirements, in all shares of Korean companies unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Stock Exchange or registered on the Korea Securities Dealers Association Automated Quotation system (the "KOSDAQ") only through the Korea Stock Exchange or through the KOSDAQ except in certain limited circumstances, including odd lot trading of shares, acquisition of shares ("Converted Shares") by exercise of warrant, conversion right under convertible bonds or withdrawal right under depositary receipts issued outside of Korea by a Korean company, acquisition of shares as a result of exercising allocable conversion rights attached to certain eligible domestic convertible bonds issued by listed companies, acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders' rights (including preemptive rights or rights to participate in free distributions and receive dividends). Odd lot trading of shares outside the Korea Stock Exchange or the KOSDAQ must involve a licensed securities company in Korea as the other party. Foreigners are prohibited from engaging in margin transactions with respect to shares which are subject to a foreign ownership limit.

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

      Upon a foreign investor's purchase of shares through the Korea Stock Exchange or the KOSDAQ, no separate report by the investor is required because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor's acquisition or sale of shares outside the Korea Stock Exchange or the KOSDAQ (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor of the Financial Supervisory Service at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Stock Exchange or the KOSDAQ, in the case of trades in connection with a tender offer, odd lot trading of shares, or trades in which the counterpart is a securities company, is reported to the Governor of the Financial Supervisory Service by the securities company engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), investment management companies and internationally recognized foreign custodians to exercise shareholders' rights, place an order to sell or purchase shares or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of such foreign investor.

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

      Dividends on common stock are paid in won. No governmental approval is required for foreign investors to receive dividends on, or the won proceeds of the sale of, any such shares to be paid, received and retained in Korea. Dividends paid on, and the won proceeds of the sale of, any such shares held by a non-resident of Korea must be deposited either in a Won account with the investor's securities company or his Won Account. Funds in the investor's Won Account may be transferred to his Foreign Currency Account or withdrawn for local living expenses (provided that any withdrawal of local living expenses exceeding a certain limit will be reported to the tax authorities by the foreign exchange bank at which the Won Account is maintained). Funds in the Won Account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

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

      The Korean Securities and Exchange Act was amended several times from January 1997 through April 2002 to internationalize the systems for issuing and distributing securities and the systems for mergers and acquisitions of businesses, to enhance the autonomy of the securities industry through deregulation and to strengthen the independence of auditors and the protection of minority shareholders. The amendments made the tender offer requirements more specific by requiring a tender offer where the purchaser and the persons who have a special relationship with the purchaser will hold 5% or more of the total issued and outstanding shares concerned as a result of the purchase of the shares outside the Korea Stock Exchange or the KOSDAQ from a certain number of persons, enhanced the rights of minority shareholders, repealed certain limitations for the acquisition of its own shares by a listed company, permitted stock splits by companies of shares listed on the Korea Stock Exchange or registered with the KOSDAQ with a par value of not less than (Won) 100 and permitted the payment of interim dividends by companies listed on the Korea Stock Exchange or registered with the KOSDAQ if provided for in their articles of incorporation. In addition, to strengthen the protection of shareholders, the amendments also include the requirement that companies listed on the Korea Stock Exchange and companies exceeding a certain size that are registered with the KOSDAQ appoint a certain minimum number of outside directors to their boards, and companies listed on the Korea Stock Exchange or registered with the KOSDAQ that exceed a certain size are required to maintain an audit committee.

E. Taxation

Korean Taxation

      The following is a summary of the principal Korean tax consequences to owners of ADSs that are non-resident individuals or non Korean corporations without a permanent establishment in Korea to which the relevant income is attributable ("non-resident holders"). The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of common stock, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

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

      Under the income tax treaty between the United States and Korea (the "U.S. Korea Tax Treaty"), the maximum rate of withholding on dividends paid to U.S. residents eligible for treaty benefits generally is 15% (10% if the recipient of the dividends has owned at least 10% of the outstanding shares of the voting stock of the Company and certain other conditions are satisfied) which does not include withholding of local tax. If local withholding tax is included, the maximum rate of withholding is generally 16.5%. A beneficial owner of ADSs or common stock generally will be entitled to benefits under the U.S. Korea Tax Treaty if it (i) is an individual U.S. resident, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States as the income of a U.S. resident; (ii) is not also a resident of Korea for purposes of the U.S. Korea Tax Treaty; (iii) is not subject to an anti treaty shopping article that applies in limited circumstances; and (iv) does not hold ADSs or common stock in connection with the conduct of business in Korea through a permanent establishment or the performance of independent personal services in Korea through a fixed base.

      Distributions of free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid in capital may be subject to Korean tax.

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

      Under the U.S. Korea Tax Treaty, capital gains realized by holders who are residents of the United States eligible for treaty benefits upon the disposition of common stock or ADSs generally will not be subject to Korean taxation, so long as the common stock or ADSs are not effectively connected with a permanent establishment or, in the case of an individual holder, a fixed base maintained by the holder in Korea and the holder is not present in Korea for 183 days or more during the taxation year.

      Capital gains with respect to the sale of ADSs, or common stock which were acquired by a non-resident holder as a result of a withdrawal, would be calculated based on the acquisition cost to such holder of the ADSs representing such common stock, although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty which exempts or reduces the rate of tax on capital gains, capital gains which are subject to Korean tax will be subject to tax at the lesser of (i) 11% of the gross realization proceeds or

(ii) (subject to the production of satisfactory evidence of the acquisition cost of the ADSs) 27.5% of the gains made (the excess of the gross realization proceeds over the non-resident holder's acquisition cost for the ADSs (including any transaction charges, commissions, fees or taxes paid at the time of the acquisition or disposition)).

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

United States Federal Income Tax Considerations

      The following is a summary of United States federal income tax considerations that are anticipated to be material for U.S. Holders (as defined below) who purchase common shares or ADSs of Mirae. This summary is based upon existing United States federal income tax law as currently in effect, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules, including: financial institutions, insurance companies, broker dealers, tax-exempt organizations, and, except as described below, Non-U.S. Holders, or to persons that will hold common shares or ADSs as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax considerations. This summary assumes that investors will hold their common shares or ADSs as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code. Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local, and foreign income and other tax considerations of the purchase, ownership, and disposition of common shares or ADSs.

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

Dividends

      Subject to the discussion below under the heading "PFIC Considerations", any cash distributions paid by Mirae out of earnings and profits, as determined under United States federal income tax principles, will be treated as foreign source dividend income and will be includible in the gross income of a U.S. Holder upon receipt. Cash distributions paid by Mirae in excess of its earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in its shares or ADSs, and after that as gain from the sale or exchange of a capital asset. Dividends received on common shares or ADSs will not be eligible for the dividends-received deduction allowed to corporations. Dividends paid in won will be includible in income in a United States dollar amount calculated by reference to the United States dollar - won exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of common shares held directly by such U.S. Holder. If a U.S. Holder does not convert the won it receives as a dividend into United States dollars on the date of receipt, it will have a tax basis in the won equal to the United States dollar value of the won on the date of receipt. Any gain or loss realized by a U.S. Holder on a subsequent conversion or other disposition of the won will be treated as ordinary income or loss.

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

Sale or Other Disposition of Common Shares or ADSs

      Subject to the discussion below under the heading "PFIC Considerations", a U.S. Holder will recognize capital gain or loss upon the sale or other disposition of common shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder's adjusted tax basis in such common shares or ADSs, as each is determined in United States dollars. Any such capital gain or loss will be long term if the common shares or ADSs have been held for more than one year and will generally be United States source gain or loss. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations.

PFIC Considerations

      A foreign corporation will be treated as a "passive foreign investment company" (a "PFIC"), for United States federal income tax purposes if 75% or more of its gross income consists of certain types of "passive" income, or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, "passive" income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. Mirae currently believes that it is not a PFIC and does not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis and is subject to change.

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

      Each prospective investor should consult its tax advisor regarding the potential application of the PFIC provisions, as well as the availability and advisability of certain elections that may be made by such investor with respect to common shares or ADSs if we are classified as a PFIC.

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

F. Dividends and Paying Agents

      Not applicable.

G. Statement by Experts

      Not applicable.

H. Documents on Display

      We filed with the Securities and Exchange Commission in Washington, D.C. a Registration Statement on Form F-1 (Registration No. 333 11390) under the Securities Act in connection with the ADSs offered in Mirae's global offering. The Registration Statement contains exhibits and schedules. Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Registration Statement, the contract or document is deemed to modify the description contained in this annual report. You must review the exhibits themselves for a complete description of the contract or documents.

      You may inspect and copy our registration statements, including their exhibits and schedules, and the reports and other information we file with the Securities and Exchange Commission in accordance with the Exchange Act at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549 and at the regional offices of the Securities and Exchange Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also inspect the registration statements, including their exhibits and schedules, at the office of the New York Stock Exchange, Wall Street, New York, New York 10005. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange

Commission at 1 800 SEC 0330 or by contacting the Securities and Exchange Commission over the internet at its website at http://www.sec.gov.

I. Subsidiary Information

      Other than Mirae America, Inc., a California corporation, and Mirae Hong Kong Co., Ltd., a Hong Kong corporation, Mirae has a shareholding interest in 35 companies, all of which are Korean corporations. Set forth below is a list of such invested companies and Mirae's percentage of shareholding interest in them.

Company Name                                                          Percentage
-------------------------------------------------------------------   ----------
MR Tech Town Co. ..................................................       100.00
Mirae Online, Co., Ltd. ...........................................        81.38
Korea Internet.com Co., Ltd. ......................................        87.38
Alpha Logics Co., Ltd. ............................................       100.00
SoftForum Co., Ltd. ...............................................        41.51
Mobile Game Co., Ltd. .............................................        29.99
Mirae America, Inc. ...............................................        50.00
AIO Corporation ...................................................        21.63
SK Communications Corporation .....................................         4.54
On-net Corporation ................................................        14.71
Intro System Co., Ltd. ............................................        15.16
JIT Corporation ...................................................         3.65
Nara Vision .......................................................        17.43
NetThru ...........................................................        19.73
Cyber Bank Co., Ltd. ..............................................         1.36
Infinity Telecom Co., Ltd. ........................................        16.70
Telefree Co., Ltd. ................................................         2.57
Streambox Korea ...................................................         5.11
NeoBill Co., Ltd. .................................................         4.37
Mobens Co., Ltd. ..................................................        16.42
Mirae (HongKong) Co., Ltd. ........................................        99.00
Linxtek Co., Ltd. .................................................         1.22
Seoul Venture Base ................................................         5.69
EON Group .........................................................         1.33
CAMIS Co., Ltd. ...................................................         0.26
YESS World Inc. ...................................................         0.73
Sunwoo Information system .........................................         1.00
Dabonet Co., Ltd. .................................................         0.79
Digital Photo Corporation .........................................         0.93
Telinker ..........................................................         0.75
E-GIOS Corporation ................................................         1.59
Hackers Lab Co., Ltd. .............................................         1.47
Interchem Korea ...................................................         8.00
Imobiz ............................................................         2.32
K Lab .............................................................        11.10

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

Equity Risk

      We have invested (Won) 663 million in Hynix Semiconductor Inc., which is listed on the Korea Composite Stock Price Index ("KOSPI"). As of December 31, 2002, this investment had decreased in market value from our initial investment by approximately (Won) 151 million and (Won) 453 million in 2001 and 2002, respectively.

      As of December 31, 2002 we held interest-bearing Korean debt unit trusts comprised of Government, public and corporate bonds with a fair market value of approximately (Won) 30,358 million. The unit trusts bear interest at variable rates and generally have maturities of less than one year. The weighted average yield rate of the government bonds was three to six percent, or a valuation gain of (Won) 154 million, on an investment of (Won) 1,595 million in 2002. The weighted average yield rate of the public and corporate bonds was -8.3%, or a valuation loss of (Won) 2,591 million, on an investment of (Won) 31,200 million in 2002. The unit trusts are not traded over any organized exchange in Korea, but are traded over the counter primarily by securities firms, investment trust companies and investment management companies. Fluctuations in the net asset value of these investments will fluctuate with changes in the value of the underlying securities.

      The following table sets forth the costs and fair values of the above-discussed equity and debt securities as of December 31, 2002 and 2001:

                                                  As of December 31,
                                       -----------------------------------------
                                              2002                  2001
                                       -------------------   -------------------
                                        Cost    Fair Value    Cost    Fair Value
                                       ------   ----------   ------   ----------
                                              (Unit: in million won)
Debt unit trusts                       31,200       28,609   21,000       21,338
Equity securities                         512           59      663          512
Government bonds                        1,595        1,749    1,911        1,911

Interest Rate Risk

      Our debt obligations consist of several short-term credit lines at both fixed and variable rates and a long-term credit line, which bears interest at a fixed rate. As of December 31, 2002, the amount of borrowings we had under the short-term credit lines with variable interest rates was (Won) 19,042 million. We believe that because these are short-term borrowings, their risk exposure to interest rate fluctuations is insignificant.

Foreign Currency Exchange Rate Risk

      As a consequence of the growing emphasis on our overseas businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rate between the Korean won and other major world currencies. In 2000, 2001 and 2002, sales outside of Korea comprised 40.4%, 17.9% and 32.2%, respectively, of our total sales. As foreign exchange rates change, translation of the statements of operations of our international sales into won affects year on year comparability. Historically, we have not hedged currency translation risks.

ITEM 12. Description of Securities Other Than Equity Securities

      Not applicable.

                                     PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

      None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

      Not applicable.

ITEM 15. Control and Procedures

      Our President and Chief Executive Officer and our Vice President and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(c)) as of December 31, 2002, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to Mirae was made known to them by others within the Company, particularly during the period in which this Form 20-F was being prepared.

      There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date our President and Chief Executive Officer and our Vice President and Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

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

                                                                            Page
                                                                            ----

Index to Consolidated Financial Statements ..............................    F-1

Independent Auditors' Report ............................................    F-2

Consolidated Balance Sheets as of December 31, 1998, 1999 and 2000 ......    F-5

Consolidated Statements of Operations for the Years Ended December 31,
   1998, 1999 and 2000 ..................................................    F-7

Consolidated Statements of Shareholders' Equity for the Years Ended
   December 31, 1998, 1999 and 2000 .....................................    F-8

Consolidated Statements of Cash Flows for the Years Ended December 31,
   1998, 1999 and 2000 ..................................................   F-10

Notes to the Consolidated Financial Statements ..........................   F-13

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

            4.1 Contract for the sale of Mirae Kang-nam building to Pagoda Academy Co., dated May 24, 2002 (English summary), incorporated by reference to our Current Report on Form 6-K filed with the Securities and Exchange Commission on May 28, 2002 (File No. 000-30376).

            8.1   List of Subsidiaries.

            10.1 Certification of Mr. Hyung Yun Lee, Chief Executive Officer of Mirae Corporation, pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as amended.

            10.2 Certification of Mr. Soon Do Kwon, Chief Financial Officer of Mirae Corporation, pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as amended.

            10.3 Certification of Mr. Hyung Yun Lee, Chief Executive Officer of Mirae Corporation, pursuant to 18 U.S.C. Section 1350.

            10.4 Certification of Mr. Soon Do Kwon, Chief Financial Officer of Mirae Corporation, pursuant to 18 U.S.C. Section 1350.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                   MIRAE CORPORATION
                                        ----------------------------------------
                                                      (Registrant)


                                        /s/ Kwon Soon Do
                                        ----------------------------------------
                                                       (Signature)
                                        Name:  Kwon Soon Do
                                        Title: Chief Financial Officer

Date: June 30, 2003

*Print the name and title of the signing officer under this signature.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Independent auditors' report ............................................    F-2

Consolidated balance sheets as of December 31, 2000, 2001 and 2002 ......    F-5

Consolidated statements of operations for the years ended December 31,
   2000, 2001 and 2002 ..................................................    F-7

Consolidated statements of shareholders' equity for the years ended
   December 31, 2000, 2001 and 2002 .....................................    F-8

Consolidated statements of cash flows for the years ended December 31,
   2000, 2001 and 2002 ..................................................   F-10

Notes to Consolidated Financial Statements ..............................   F-13

INDEPENDENT AUDITORS' REPORT

      To the Board of Directors and Shareholders of Mirae Corporation

      We have audited the accompanying consolidated balance sheets of Mirae Corporation (the "Company") and its subsidiaries as of December 31, 2000, 2001 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended (all expressed in Korean won). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mirae Corporation and its subsidiaries at December 31, 2000, 2001 and 2002, and the results of their operations, the changes in their shareholders' equity, and their cash flows for the years then ended, in conformity with financial accounting standards generally accepted in Korea ("Korean GAAP").

      Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(a) to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

      Financial accounting standards generally accepted in Korea vary in certain respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the determination of net income (loss) for the years ended December 31, 2000, 2001 and 2002 and the determination of shareholders' equity and financial position as of December 31, 2000, 2001 and 2002 to the extent summarized in Notes 29 and 30 to the consolidated financial statements.

      Without qualifying our opinion, we draw attention to the following:

      As described in Note 2 to the accompanying consolidated financial statements, common shares of SoftForum, one of the Company's consolidated subsidiaries, have been listed on the Korea Securities Dealers Automated Quotation ("KOSDAQ") market since October 30, 2001.

      As described in Note 2 to the accompanying consolidated financial statements, product warranties expenditures had been classified as a cost of sales item through 2000. Effective

January 1, 2001, product warranties expenditures incurred related to selling and administrative activities are classified as an item of selling, general and administrative expenses for a more appropriate financial statement presentation as the Company established a customer satisfaction division. This change in classification did not have any effect on the reported financial position of the Company and its subsidiaries as of December 31, 2001 or their net loss for the year then ended.

      As described in Note 7 to the accompanying consolidated financial statements, as of December 31, 2002, a lawsuit relating to payment of construction costs for a building, which was purchased by the Company in 2000, is outstanding between the former building owner and his creditors. In connection with this, the Company made a payment of (won)6 billion to a court on behalf of the former building owner in order to protect its assets in 2001. The payment was recorded as an advance payment. In 2002, the Company sold its building to a third party. As of December 31, 2002, the Company provided an allowance for the entire amount of the advance payments and recorded an additional provision for guarantees of (won)0.65 billion.

      As discussed in Note 24 to the accompanying consolidated financial statements, on August 1, 2001, the Company transferred its LCD division with total assets of (won)1,445 million and total liabilities of (won)620 million to DE&T Co., Ltd., which was an affiliated company in 2001, for (won)825 million in accordance with a resolution made at the board of directors' meeting dated July 12, 2001.

      As described in Note 27 to the accompanying consolidated financial statements, on December 18, 2000, Quad Systems Corporation ("Quad"), formerly one of the Company's major customers, filed a voluntary petition for reorganization under Chapter 11 of the Federal Bankruptcy Code of the United States of America. Before Quad filed the voluntary petition for reorganization under Chapter 11, on September 29, 2000, the Company entered into an agreement with Quad to convert the Company's trade receivables to long-term loans and accordingly, the Company reclassified those receivables to long-term loans in the accompanying consolidated financial statements. For the year ended December 31, 2000, the Company provided an allowance for the entire amount of the loans totaling (won)5,066 million, which was recorded as a loss in other expense. In 2001, such loans were fully written off as Company management believes that the collectibility of such loans is remote.

      As described in Note 28 to the accompanying consolidated financial statements, the operations of the Company and its subsidiaries have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia Pacific region. In addition, the Company and its subsidiaries have been affected, and may continue to be affected for the foreseeable future, by rapid technological changes and fluctuating product prices in the semiconductor industry. The ultimate effect of these uncertainties of the financial position of the Company and its subsidiaries as of the balance sheet date cannot presently be determined.


/s/ Ahn Kwon & Co.
------------------

April 4, 2003

                     MIRAE CORPORATION AND ITS SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        DECEMBER 31, 2000, 2001 AND 2002

                                                          2000            2001            2002             2002
                                                      ------------    ------------    ------------    --------------
                                                                                                      (In thousands
                                                                                                         of U.S.
                                                                                                         dollars)
ASSETS                                                                 (In millions of Korean won)       (Note 2)
Current assets:
   Cash and cash equivalents (Notes 2 and 12) .....    (won)34,914     (won)26,915     (won)19,008           $16,023
   Short-term financial instruments (Notes 4 and
     12) ..........................................            424          30,809          20,776            17,513
   Marketable securities (Note 2) .................          8,860          23,761          30,418            25,641
   Accounts receivable-trade, net (Notes 2, 11, 12
     and 21) ......................................         65,098          36,409          33,965            28,631
   Accounts receivable-other, net (Notes 2 and 11)           1,293           1,261           1,218             1,027
   Inventories (Notes 2 and 3) ....................         71,864          53,554          22,261            18,765
   Accrued interest income ........................            137             210             250               211
   Advance payments and other (Notes 2, 6 and 11) .          3,633          12,008           6,656             5,611
                                                      ------------    ------------    ------------    --------------
         Total Current Assets .....................        186,223         184,927         134,552           113,422
                                                      ------------    ------------    ------------    --------------

Non-current assets:
   Property, plant and equipment, net
     (Notes 2, 7, 11, 22 and 25) ..................        120,969         134,873          75,317            63,489
   Intangible assets-net (Notes 2 and 11)
      Development costs ...........................         14,440          13,637           4,054             3,417
      Other .......................................            633             989           2,957             2,493
   Investment securities (Notes 2 and 5) ..........         30,578           5,014           6,448             5,435
   Long-term restricted bank deposits (Note 4) ....            290              25             643               542
   Guarantee deposits .............................          4,894           3,653           8,909             7,510
   Deposits for severance indemnities
     (Notes 2 and 4) ..............................              7              --              --                --
   Long-term loans and other, net
     (Notes 2, 6, 11 and 27) ......................          7,375           8,004           7,632             6,433
   Deferred income tax assets (Notes 2 and 19) ....         13,763              --              --                --
                                                      ------------    ------------    ------------    --------------
         Total Non-Current Assets .................        192,949         166,195         105,960            89,319
                                                      ------------    ------------    ------------    --------------
              TOTAL ASSETS ........................   (won)379,172    (won)351,122    (won)240,512          $202,741
                                                      ============    ============    ============    ==============

(Continued)

                     MIRAE CORPORATION AND ITS SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (continued)
                        DECEMBER 31, 2000, 2001 AND 2002

                                                          2000            2001            2002             2002
                                                      ------------    ------------    ------------    --------------
                                                                                                      (In thousands
                                                                                                         of U.S.
                                                                                                         dollars)
LIABILITIES AND SHAREHOLDERS' EQUITY                                   (In millions of Korean won)       (Note 2)
Current liabilities:
   Accounts payable-trade (Notes 11 and 12) .......    (won)15,265      (won)5,538     (won)10,014            $8,442
   Short-term borrowings (Notes 8 and 12) .........          3,500          55,430          33,542            28,275
   Accounts payable-other (Note 11) ...............          4,997          15,694           2,621             2,209
   Income taxes payable ...........................          2,151             264              --                --
   Advance receipts from customers ................          1,316             276             323               272
   Dividends payable (Note 15) ....................          1,846             423             230               194
   Guarantee deposits payable (Note 11) ...........          7,300          11,761           1,737             1,464
   Provision for guarantees issued ................             --           3,739             649               547
   Current portion of long-term lease payable
     (Notes 2 and 9) ..............................             --             152             458               386
   Accrued expenses and other (Note 11) ...........          3,607           2,739           1,717             1,447
                                                      ------------    ------------    ------------    --------------
         Total Current Liabilities ................         39,982          96,016          51,291            43,236
                                                      ------------    ------------    ------------    --------------

Long-term liabilities:
   Long-term borrowings (Notes 10 and 12) .........             --              --           9,543             8,044
   Long-term guarantee deposits payable (Note 11) .          8,831           1,737             354               298
   Long-term lease payable (Notes 2 and 9) ........             --             307             621               523
   Accrued severance indemnities, net (Note 2) ....          2,988           3,032           4,047             3,411
                                                      ------------    ------------    ------------    --------------
         Total Long-Term Liabilities ..............         11,819           5,076          14,565            12,276
                                                      ------------    ------------    ------------    --------------
              Total Liabilities ...................         51,801         101,092          65,856            55,512
                                                      ------------    ------------    ------------    --------------

COMMITMENTS AND CONTINGENCIES (Note 23)

Shareholders' equity:
   Capital stock:
      Common stock - par value (won)100 per share;
        issued and outstanding 123.0 million
        shares, 123.0 million shares and 122.9
        million shares as of December 31, 2000,
        2001 and 2002, respectively (Note 13) .....         12,464          12,464          12,464            10,507
   Capital surplus:
      Additional paid-in capital (Note 13) ........        276,609         221,443         146,124           123,177
   Retained earnings (deficit):
      Appropriated retained earnings (Note 14) ....         28,020              --              --                --
      Unappropriated (undisposed) (Note 14) .......          4,838          (1,011)            281               237
   Capital adjustments:
      Treasury stock (Notes 2 and 16) .............         (4,843)         (4,843)         (4,814)           (4,058)
      Stock options (Notes 2 and 26) ..............            588             198             357               301
      Other capital adjustment ....................             --              --            (911)             (768)
   Minority interest in equity of consolidated
     subsidiaries .................................          9,695          21,779          21,155            17,833
                                                      ------------    ------------    ------------    --------------
         Total Shareholders' Equity ...............        327,371         250,030         174,656           147,229
                                                      ------------    ------------    ------------    --------------
              TOTAL LIABILITIES AND SHAREHOLDERS'
               EQUITY .............................   (won)379,172    (won)351,122    (won)240,512          $202,741
                                                      ============    ============    ============    ==============

See accompanying Notes to Consolidated Financial Statements.

                     MIRAE CORPORATION AND ITS SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                                            2000            2001            2002             2002
                                                        ------------    ------------    ------------    --------------
                                                                                                        (In thousands
                                                                                                           of U.S.
                                                                                                           dollars)
                                                                        (In millions of Korean won)        (Note 2)
Sales (notes 2, 11, 17, 21 and 22) ..................   (won)146,099     (won)68,977     (won)64,430           $54,312
Cost of Sales (note 11) .............................       (111,377)        (63,590)        (56,863)          (47,933)
                                                        ------------    ------------    ------------    --------------
Gross Profit ........................................         34,722           5,387           7,567             6,379
Selling, General and Administrative Expenses (Notes
  11 and 18) ........................................        (27,223)        (45,321)        (37,651)          (31,738)
                                                        ------------    ------------    ------------    --------------
Operating Income (Loss) (Note 22) ...................          7,499         (39,934)        (30,084)          (25,359)
                                                        ------------    ------------    ------------    --------------
Other Income:
   Interest income (Note 11) ........................          6,548           3,284           2,532             2,134
   Gain on disposal and valuation of marketable
     securities .....................................          1,726           2,297           2,881             2,429
   Foreign exchange and translation gains (Note 2) ..          2,551           2,472             635               535
   Reversal of provision for guarantees issued
     (Note 23) ......................................             --              --           3,739             3,152
   Other (Note 11) ..................................          1,984           2,967           3,498             2,949
                                                        ------------    ------------    ------------    --------------
                                                              12,809          11,020          13,285            11,199
                                                        ------------    ------------    ------------    --------------
Other Expenses:
   Interest expense .................................         (2,616)         (3,093)         (3,663)           (3,088)
   Donations ........................................           (514)             (3)           (121)             (102)
   Foreign exchange and translation losses (Note 2) .           (670)           (221)         (2,102)           (1,772)
   Loss from valuation of inventories ...............           (844)        (16,837)        (20,409)          (17,204)
   Loss on disposal and valuation of marketable
     securities .....................................           (402)           (179)         (3,378)           (2,848)
   Provision for doubtful other accounts ............         (5,066)           (229)         (7,087)           (5,974)
   Provision for guarantees issued ..................             --          (3,739)           (649)             (547)
   Loss from impairment of deferred development
     costs (Note 2) .................................             --          (4,429)        (11,337)           (9,557)
   Loss from impairment of investment securities
     (Note 2) .......................................             --          (8,717)         (3,631)           (3,061)
   Equity in losses of affiliate (Notes 2 and 5) ....         (9,664)        (15,677)           (827)             (697)
   Other ............................................           (397)         (1,821)         (2,887)           (2,434)
                                                        ------------    ------------    ------------    --------------
                                                             (20,173)        (54,945)        (56,091)          (47,284)
                                                        ------------    ------------    ------------    --------------
Income (loss) before Income Taxes and Minority
  Interest ..........................................            135         (83,859)        (72,890)          (61,444)
Income Tax Expense (Benefit) (Notes 2 and 19) .......         (3,602)         14,234             277               233
                                                        ------------    ------------    ------------    --------------
Income (Loss) before Minority Interest ..............          3,737         (98,093)        (73,167)          (61,677)
                                                        ------------    ------------    ------------    --------------
Minority Interest in Net Loss (Gain) of Consolidated
  Subsidiaries ......................................            533          (1,055)            176               148
                                                        ------------    ------------    ------------    --------------
Net Income (Loss) ...................................    (won)4,270     ((won)99,148)   ((won)72,991)         ($61,529)
                                                        ============    ============    ============    ==============
Weighted Average Number of Common Stock Outstanding
  (in millions of shares) ...........................            121             120             123               123
                                                        ============    ============    ============    ==============
Income (Loss) per Share (Note 20)
  (in Korean won and U.S. Dollars) ..................        (won)35       ((won)825)      ((won)593)          ($0.500)
                                                        ============    ============    ============    ==============

See accompanying Notes to Consolidated Financial Statements.

                     MIRAE CORPORATION AND ITS SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002



                                                                                               Capital Adjustments
                                                                                  --------------------------------------------
                                                    Capital         Retained        Treasury         Stock
(In millions of Korean won)        Common Stock     Surplus         Earnings         Stock          Options          Other
                                   ------------   ------------    ------------    ------------    ------------    ------------
Balance January 1, 2000 ........    (won)10,969   (won)116,334     (won)32,119     ((won)4,843)        (won)--         (won)--
  Net income ...................             --             --           4,270              --              --              --
  Issuance (Note 13) ...........          1,495        126,623              --              --              --              --
  Additional issuance by
    consolidated subsidiary
    to outside entity
    (Note 13) ..................             --          9,024              --              --              --              --
  Additional issuance by
    equity method-affiliate
    to outside entity (Note
    13) ........................             --         24,628              --              --              --              --
  Stock compensation plans
    (Notes 2 and 26) ...........             --             --              --              --             588              --
  Cash dividends (Note 15) .....             --             --          (1,846)             --              --              --
  Effect on prior year of
    reapplying the
    discontinued equity
    method (Notes 2 and 5) .....             --             --          (1,685)             --              --              --
  Increase in minority
    interest in equity of
    consolidated
    subsidiaries ...............             --             --              --              --              --              --
                                   ------------   ------------    ------------    ------------    ------------    ------------

Balance, December 31, 2000 .....         12,464        276,609          32,858          (4,843)            588              --
  Net loss .....................             --             --         (99,148)             --              --              --
  Additional issuance by
    consolidated subsidiary
    to outside entity
    (Note 13) ..................             --          2,649              --              --              --              --
  Gain on disposal of
    treasury stock (Note 13) ...             --          7,448              --              --              --              --
  Offsetting against
    deficit (Note 13) ..........             --        (65,263)         65,263              --              --              --
  Cancellation of stock
    compensation plans
    (Notes 2 and 26) ...........             --             --              --              --            (390)             --
  Increase in minority
    interest in equity of
    consolidated
    subsidiaries ...............             --             --              --              --              --              --
  Other ........................             --             --              16              --              --              --
                                   ------------   ------------    ------------    ------------    ------------    ------------

Balance, December 31, 2001 .....         12,464        221,443          (1,011)         (4,843)            198              --
  Net loss .....................             --             --         (72,991)             --              --              --
  Decrease in capital
    surplus relating to
    additional stock
    transactions by
    consolidated
    subsidiaries (Note 13) .....             --         (1,616)             --              --              --              --
  Gain on disposal of
    treasury stock (Note 13) ...             --             35              --              --              --              --
  Offsetting against
    deficit (Note 13) ..........             --        (73,738)         73,738              --              --              --
  Reversal of losses in
    excess of minority
    interest ...................             --             --             377              --              --              --
  Treasury stock
    transactions ...............             --             --              --              29              --              --
  Stock compensation plans
    (Notes 2 and 26) ...........             --             --              --              --             159              --
  Gain on valuation of
    investment securities ......             --             --              --              --              --             332
  Increase in treasury
    stock by consolidated
    subsidiary .................             --             --              --              --              --          (1,188)
  Decrease in minority
    interest in equity of
    consolidated
    subsidiaries ...............             --             --              --              --              --              --
  Other ........................             --             --             168              --              --             (55)
                                   ------------   ------------    ------------    ------------    ------------    ------------

Balance, December 31, 2002 .....    (won)12,464   (won)146,124        (won)281     ((won)4,814)       (won)357       ((won)911)
                                   ============   ============    ============    ============    ============    ============

                                     Minority
                                     Interest
                                    in Equity
                                        of             Total
                                   Consolidated    Shareholders'
(In millions of Korean won)        Subsidiaries       Equity
                                   ------------    ------------
Balance January 1, 2000 ........     (won)1,272    (won)155,851
  Net income ...................             --           4,270
  Issuance (Note 13) ...........             --         128,118
  Additional issuance by
    consolidated subsidiary
    to outside entity
    (Note 13) ..................             --           9,024
  Additional issuance by
    equity method-affiliate
    to outside entity (Note
    13) ........................             --          24,628
  Stock compensation plans
    (Notes 2 and 26) ...........             --             588
  Cash dividends (Note 15) .....             --          (1,846)
  Effect on prior year of
    reapplying the
    discontinued equity
    method (Notes 2 and 5) .....             --          (1,685)
  Increase in minority
    interest in equity of
    consolidated
    subsidiaries ...............          8,423           8,423
                                   ------------    ------------

Balance, December 31, 2000 .....          9,695         327,371
  Net loss .....................             --         (99,148)
  Additional issuance by
    consolidated subsidiary
    to outside entity
    (Note 13) ..................             --           2,649
  Gain on disposal of
    treasury stock (Note 13) ...             --           7,448
  Offsetting against
    deficit (Note 13) ..........             --              --
  Cancellation of stock
    compensation plans
    (Notes 2 and 26) ...........             --            (390)
  Increase in minority
    interest in equity of
    consolidated
    subsidiaries ...............         12,084          12,084
  Other ........................             --              16
                                   ------------    ------------

Balance, December 31, 2001 .....         21,779         250,030
  Net loss .....................             --         (72,991)
  Decrease in capital
    surplus relating to
    additional stock
    transactions by
    consolidated
    subsidiaries (Note 13) .....             --          (1,616)
  Gain on disposal of
    treasury stock (Note 13) ...             --              35
  Offsetting against
    deficit (Note 13) ..........             --              --
  Reversal of losses in
    excess of minority
    interest ...................             --             377
  Treasury stock
    transactions ...............             --              29
  Stock compensation plans
    (Notes 2 and 26) ...........             --             159
  Gain on valuation of
    investment securities ......             --             332
  Increase in treasury
    stock by consolidated
    subsidiary .................             --          (1,188)
  Decrease in minority
    interest in equity of
    consolidated
    subsidiaries ...............           (624)           (624)
  Other ........................             --             113
                                   ------------    ------------

Balance, December 31, 2002 .....    (won)21,155    (won)174,656
                                   ============    ============

                     MIRAE CORPORATION AND ITS SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (continued)
                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002



                                                                                               Capital Adjustments
                                                                                  --------------------------------------------
                                                    Capital         Retained        Treasury         Stock
                                   Common Stock     Surplus         Earnings         Stock          Options          Other
                                   ------------   ------------    ------------    ------------    ------------    ------------
(In thousands of U.S. dollars)
   (Note 2)
   Balance, December 31, 2001 ..        $10,507       $186,667           ($852)        ($4,082)           $167             $--
  Net loss .....................             --             --         (61,528)             --              --              --
  Decrease in capital surplus
    relating to additional stock
    transactions by consolidated
    subsidiaries (Note 13) .....             --         (1,362)             --              --              --              --
  Gain on disposal of treasury
    stock (Note 13) ............             --             30              --              --              --              --
  Offsetting against deficit
    (Note 13) ..................             --        (62,158)         62,158              --              --              --
  Reversal of losses in excess
    of minority interest .......             --             --             318              --              --              --
  Treasury stock transactions ..             --             --              --              24              --              --
  Stock compensation plans
    (Notes 2 and 26) ...........             --             --              --              --             134              --
  Gain on valuation of
    investment securities ......             --             --              --              --              --             280
  Increase in treasury stock by
    consolidated subsidiary ....             --             --              --              --              --          (1,002)
  Decrease in minority interest
    in equity of consolidated
    subsidiaries ...............             --             --              --              --              --              --
  Other ........................             --             --             141              --              --             (46)
                                   ------------   ------------    ------------    ------------    ------------    ------------

Balance, December 31, 2002 .....        $10,507       $123,177            $237         ($4,058)           $301           ($768)
                                   ============   ============    ============    ============    ============    ============

                                     Minority
                                     Interest
                                    in Equity
                                        of             Total
                                   Consolidated    Shareholders'
                                   Subsidiaries       Equity
                                   ------------    ------------
(In thousands of U.S. dollars)
   (Note 2)
   Balance, December 31, 2001 ..        $18,359        $210,766
  Net loss .....................             --         (61,528)
  Decrease in capital surplus
    relating to additional stock
    transactions by consolidated
    subsidiaries (Note 13) .....             --          (1,362)
  Gain on disposal of treasury
    stock (Note 13) ............             --              30
  Offsetting against deficit
    (Note 13) ..................             --              --
  Reversal of losses in excess
    of minority interest .......             --             318
  Treasury stock transactions ..             --              24
  Stock compensation plans
    (Notes 2 and 26) ...........             --             134
  Gain on valuation of
    investment securities ......             --             280
  Increase in treasury stock by
    consolidated subsidiary ....             --          (1,002)
  Decrease in minority interest
    in equity of consolidated
    subsidiaries ...............           (526)           (526)
  Other ........................             --              95
                                   ------------    ------------

Balance, December 31, 2002 .....        $17,833        $147,229
                                   ============    ============

See accompanying Notes to Consolidated Financial Statements.

                     MIRAE CORPORATION AND ITS SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                                                            2000           2001           2002             2002
                                                                        ------------   ------------   ------------   --------------
                                                                                                                       (In thousand
                                                                                                                          of U.S.
                                                                                                                          dollars)
                                                                                        (In millions of Korean won)       (Note 2)
Cash Flows From Operating Activities:
   Net income (loss) .................................................    (won)4,270   ((won)99,148)  ((won)72,991)        ($61,529)
                                                                        ------------   ------------   ------------   --------------
   Expenses not involving cash payments:
      Depreciation and amortization ..................................        11,578         10,098          8,066            6,799
      Loss from impairment of deferred development cost ..............            --          4,429         11,337            9,557
      Provision for severance indemnities ............................         1,626          2,834          2,264            1,908
      Provision for doubtful accounts ................................         5,653         10,496         18,874           15,910
      Provision for guarantees issued ................................            --          3,739            649              547
      Loss from valuation of inventories .............................           844         16,837         20,409           17,204
      Loss on disposal and valuation of marketable
        securities ...................................................           402            179          3,378            2,848
      Foreign currency translation loss ..............................           208             --          1,419            1,196
      Equity in losses of affiliate ..................................         9,664         15,677            827              697
      Minority interest in net gain of consolidated
        affiliates ...................................................            --          1,055             --               --
      Loss from impairment of investment securities ..................            --          8,717          3,631            3,061
      Compensation cost related to stock options .....................           588            198            159              134
      Deferred income taxes ..........................................            --         13,763             --               --
      Other ..........................................................           251          1,053            542              458
                                                                        ------------   ------------   ------------   --------------
         Sub-total ...................................................        30,814         89,075         71,555           60,319
                                                                        ------------   ------------   ------------   --------------

   Income not involving cash receipts:
      Foreign currency translation gain ..............................        (1,286)          (899)          (542)            (457)
      Reversal of provision for doubtful accounts ....................            --           (588)            --               --
      Reversal of provision for guarantees issued ....................            --             --         (3,739)          (3,152)
      Gain on disposal and valuation of marketable
        securities ...................................................        (1,726)        (2,297)        (2,881)          (2,429)
      Gain on disposal of investment securities ......................            --           (665)           (86)             (72)
      Gain on disposal of property, plant and equipment ..............            --           (178)        (1,832)          (1,544)
      Minority interest in net loss of consolidated
        affiliates ...................................................          (533)            --           (176)            (148)
      Deferred income taxes ..........................................        (7,548)            --             --               --
      Other ..........................................................           (25)            (7)          (376)            (317)
                                                                        ------------   ------------   ------------   --------------
         Sub-total ...................................................       (11,118)        (4,634)        (9,632)          (8,119)
                                                                        ------------   ------------   ------------   --------------

   Changes in assets and liabilities related to operating activities:
      Accounts receivable - trade ....................................       (54,112)        19,317        (10,491)          (8,843)
      Accounts receivable - other ....................................          (803)            32           (345)            (291)
      Inventories ....................................................       (42,689)         1,474         10,783            9,090
      Accrued interest income ........................................            82            (73)           (40)             (34)
      Advance payments and other current assets ......................         5,391         (8,901)        (1,636)          (1,379)
      Accounts payable - trade .......................................          (482)        (9,723)         4,535            3,823

(Continued)

                     MIRAE CORPORATION AND ITS SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                                                            2000           2001           2002             2002
                                                                        ------------   ------------   ------------   --------------
                                                                                                                       (In thousand
                                                                                                                          of U.S.
                                                                                                                          dollars)
                                                                                        (In millions of Korean won)       (Note 2)
      Accounts payable - other .......................................         2,964         11,156        (13,916)         (11,731)
      Income taxes payable ...........................................         2,062         (1,887)          (251)            (212)
      Advance receipts from customers ................................        (1,695)        (1,040)            47               40
      Accrued expenses and other current liabilities .................         3,374         (4,815)          (718)            (605)
      Severance indemnity payments ...................................          (595)        (2,790)        (1,240)          (1,045)
                                                                        ------------   ------------   ------------   --------------
         Sub-total ...................................................       (86,503)         2,750        (13,272)         (11,187)
                                                                        ------------   ------------   ------------   --------------

              Net cash used in operating activities ..................       (62,537)       (11,957)       (24,340)         (20,516)
                                                                        ------------   ------------   ------------   --------------

Cash Flows From Investing Activities:
   Proceeds from disposal of property, plant and
     equipment .......................................................      (won)279     (won)1,902    (won)58,655          $49,444
   Decrease (increase) in short-term financial
     instruments .....................................................        16,801        (30,385)         9,765            8,231
   Decrease in long-term loans .......................................         1,141          1,388          9,770            8,236
   Decrease in guarantee deposits ....................................         2,253          1,531            614              518
   Decrease (increase) in marketable securities - net ................         5,556        (12,783)        (7,153)          (6,030)
   Acquisition of property, plant and equipment ......................       (70,545)       (23,729)        (3,238)          (2,729)
   Acquisition of investment securities ..............................       (13,391)        (1,142)        (6,565)          (5,534)
   Decrease (increase) in long-term and restricted bank
     deposits - net ..................................................          (189)           265           (618)            (521)
   Increase in long-term loans .......................................          (328)        (1,435)        (3,200)          (2,697)
   Decrease (increase) in investments and other
     non-current assets ..............................................          (145)         1,587         (8,311)          (7,006)
   Increase in guarantee deposits ....................................        (2,250)          (290)        (5,879)          (4,956)
   Increase in deferred development costs ............................        (8,287)        (5,898)        (4,002)          (3,374)
   Disposal of deferred development costs ............................            --             --          1,250            1,054
   Increase in guarantee deposits payable ............................         6,953             --             --               --
   Increase (decrease) in long-term guarantee deposits
     payable .........................................................         8,831          1,737        (11,406)          (9,615)
                                                                        ------------   ------------   ------------   --------------
   Net cash provided by (used in) investing activities ...............       (53,321)       (67,252)        29,682           25,021
                                                                        ------------   ------------   ------------   --------------

Cash Flows From Financing Activities:
   Increase in short-term borrowings .................................         3,500         55,330             --               --
   Increase in long-term borrowings ..................................            --             --         10,000            8,430
   Increase in long-term lease payable ...............................            --             --            918              774
   Issuance of common stock ..........................................       128,118             --             --               --
   Increase (decrease) in minority interest in equity
     of consolidated affiliate .......................................         8,955         11,029           (218)            (184)
   Increase in additional paid-in capital ............................         9,024          2,649             --               --
   Disposal of treasury stock ........................................            --         17,448          1,273            1,073
   Payment of short-term borrowings ..................................            --         (3,400)       (21,885)         (18,448)
   Payment of current portion of long-term lease payable .............            --             --           (152)            (128)

(Continued)

                     MIRAE CORPORATION AND ITS SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                                                            2000           2001           2002             2002
                                                                        ------------   ------------   ------------   --------------
                                                                                                                       (In thousand
                                                                                                                          of U.S.
                                                                                                                          dollars)
                                                                                        (In millions of Korean won)       (Note 2)
   Payment of long-term lease payable ................................            --             --           (146)            (123)
   Acquisition of treasury stock .....................................            --        (10,000)        (1,499)          (1,264)
   Increase of other capital adjustment ..............................            --             --         (1,243)          (1,048)
   Payment of dividends ..............................................        (2,161)        (1,846)          (423)            (357)
                                                                        ------------   ------------   ------------   --------------
   Net cash provided by (used in) financing activities ...............       147,436         71,210        (13,375)         (11,275)
                                                                        ------------   ------------   ------------   --------------

Net Increase in Cash and Cash Equivalents from Changes
   in Consolidated Subsidiary ........................................            --             --            126              106
                                                                        ------------   ------------   ------------   --------------
Net Increase (Decrease) in Cash and Cash Equivalents .................        31,578         (7,999)        (7,907)          (6,665)
                                                                        ------------   ------------   ------------   --------------
Cash and Cash Equivalents at Beginning of Year .......................         3,336         34,914         26,915           22,688
                                                                        ------------   ------------   ------------   --------------
Cash and Cash Equivalents at End of Year .............................   (won)34,914    (won)26,915    (won)19,008          $16,023
                                                                        ============   ============   ============   ==============
Cash Paid for Interest, Net of Amount Capitalized ....................    (won)2,616     (won)3,247     (won)3,609           $3,042
                                                                        ============   ============   ============   ==============
Cash Paid (Refunded) for Income Taxes ................................     ((won)763)    (won)3,166       (won)220             $185
                                                                        ============   ============   ============   ==============

See accompanying Notes to Consolidated Financial Statements.

                     MIRAE CORPORATION AND ITS SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

1. GENERAL

      Mirae Corporation (the "Company") was incorporated in December 1990 under the laws of the Republic of Korea ("Korea") and is currently engaged in the manufacture of semiconductor-related equipment including handlers, SMD placement systems for sale in domestic and overseas markets, as well as in the sale of on-line electronic commerce security solution through its subsidiary, SoftForum Co., Ltd. The Company's common shares and American Depositary Shares ("ADSs") are listed on the Korea Stock Exchange and the Nasdaq National Market, respectively. Each ADS represents two shares of common stock. As of December 31, 2002, the Company's largest shareholder was Mr. Moon-Soul Chung, the Company's former president, with a shareholding of 14.93% and, including his family members, 16.55%.

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

      The financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers outsides of Korea and have been made at the rate of
(won)1,186.30 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 31, 2002. Such translations should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

            b. Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and all subsidiaries. Significant inter-company accounts and transactions have been eliminated in consolidation. The Company's 20%- to 50%-owned affiliates are accounted for using the equity method of accounting (see Note 2(l)). The Company's subsidiaries and its affiliates, which are accounted for using the equity method of accounting, are as follows:

                                               Year of        Ownership
                                            Establishment   Percentage (%)       Remark
                                            -------------   --------------    -------------
SoftForum Co., Ltd. ("SoftForum") .......            1999            41.51%   Consolidated
MR Tech Town Co. ("MR Tech") (formerly MR
   Tech Corporation) ....................            1999           100.00%   Consolidated
Mirae Online Co., Ltd. ("MOL") ..........            2000            81.38%   Consolidated
Korea Internet.com Co., Ltd. ("KIC") ....            2000            87.38%   Consolidated
Alpha Logics Co., Ltd. ("Alpha Logics") .            2002           100.00%   Consolidated
Mobile Game Co., Ltd. ("Mobile Game")
   (formerly Java Game Co.) .............            1999            29.99%   Equity method
AIO Corporation ("AIO") .................            1990            21.63%   Equity method
Mirae America, Inc. ("Mirae America") ...            2001            50.00%   Equity method

      SoftForum was incorporated in April 1999 under the laws of Korea as a 70%-owned subsidiary of the Company and is currently engaged in providing security solutions for on-line banking, trading and electronic commerce. SoftForum's shares have been listed in the Korea Securities Dealers Automated Quotation ("KOSDAQ") market since October 30, 2001. As of December 31, 2002, SoftForum is 41.51%-owned by the Company, 6.94%-owned by Dongwon Venture Capital Co., Ltd., 4.14%-owned by SoftForum employees and 47.41%-owned by others. SoftForum's accounts were consolidated due to the Company's effective control through the nomination of a majority of the board of directors by the Company.

      MR Tech was incorporated in April 1999 under the laws of Korea and the Company acquired 100% equity interest in MR Tech on July 12, 1999. As of December 31, 2002, MR Tech is engaged in providing building administration services.

      MOL was incorporated in March 2000 under the laws of Korea in order to engage in providing broadcasting program sending service. As of December 31, 2002, MOL is 81.38%-owned by the Company.

      KIC was incorporated in July 2000 under the laws of Korea as a joint venture company between the Company and internet.com Corporation, a United States corporation, in order to provide e-business related information, real-time news, and information for internet professionals on the internet. As of December 31, 2002, KIC is 87.38%-owned by the Company.

      Alpha Logics was incorporated in December 2002 under the laws of Korea in order to develop and sell security solutions and related equipment. As of December 31, 2002, Alpha Logics is 100%-owned by SoftForum, the Company's subsidiary.

      Mobile Game was incorporated in December 1999 under the laws of Korea as a 59.98%-owned affiliate of the Company and is currently engaged in providing game programs. In April 2002, Mobile Game was changed to equity method affiliate from a consolidated subsidiary due to the Company's decrease in ownership percentage from 59.98% to 29.99%.

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

      Activity in the allowance for doubtful accounts balances for the years ended December 31, 2000, 2001 and 2002 is as follows (in millions of Korean won):

                                                                           2000           2001            2002
                                                                       ------------   ------------    ------------
(Allowance for doubtful accounts receivable-trade)
Beginning balance ..................................................       (won)494       (won)657      (won)4,001
Provision (charged to selling, general and administrative expenses)             587         10,267          11,787
Offset against uncollectible trade receivables .....................           (424)        (6,923)         (1,466)
                                                                       ------------   ------------    ------------
Ending balance .....................................................       (won)657     (won)4,001     (won)14,322
                                                                       ============   ============    ============

(Allowance for doubtful advance payments, long-term loans and other)
Beginning balance ..................................................        (won)--     (won)5,066         (won)--
Provision (charged to other expenses) ..............................          5,066            229           7,087
Offset against uncollectible advance payments, long-term loans and
   other ...........................................................             --         (5,295)            (88)
                                                                       ------------   ------------    ------------
Ending balance .....................................................     (won)5,066        (won)--      (won)6,999
                                                                       ============   ============    ============

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

      Depreciation is computed using the declining balance or straight-line methods over the estimated useful lives (one to sixty years) of the related assets.

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

      During 2001 and 2002, the Company discontinued some of its research and development projects. As a result, the Company wrote off related deferred development costs of (won)4,429 million and 11,337 million for the years ended December 31, 2001 and 2002, respectively.

      Expenditures on research and development activities for the years ended December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                    2000           2001           2002            Remark
                                ------------   ------------   ------------   -----------------
Research expenses ...........     (won)3,150     (won)3,315     (won)2,410   SG&A expenses
Ordinary development expenses          9,316          6,768          2,866   Cost of sales
Deferred development costs ..          8,286          5,898          4,002   Intangible assets
                                ------------   ------------   ------------   -----------------

Total .......................    (won)20,752    (won)15,981     (won)9,278
                                ============   ============   ============

      Changes in deferred development costs for the years ended December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                        2000           2001            2002
                                    ------------   ------------    ------------
Beginning balance ................    (won)8,574    (won)14,440     (won)13,637
Incurred .........................         8,286          5,898           4,002
Changes in consolidated subsidiary            --             --             (23)
Disposed .........................            --             --          (1,250)
Amortized ........................        (2,420)        (2,272)           (975)
Loss from impairment .............            --         (4,429)        (11,337)
                                    ------------   ------------    ------------

Total ............................   (won)14,440    (won)13,637      (won)4,054
                                    ============   ============    ============

            j. Other Intangible Assets

      Other intangible assets are stated at cost, less amortization, computed using the straight-line method over five to ten years.

            k. Stock Issuance Costs

      Stock issuance costs are shown as a direct reduction to shareholders' equity.

            l. Investment Securities

                  (1) Investments with 20% or more ownership interest

      Investment securities of non-consolidated affiliated companies, in which the Company has a 20% or more ownership interest, are stated using the equity method of accounting, whereby the Company's initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company's share of income or loss of the investee and dividends received therefrom. The Company's share in net losses of its affiliates is reflected only to the extent of its investment-carrying amount.

                  (2) Other Investments

      Investments in equity securities of listed companies are stated at fair value and the net unrealized gain or loss on investments in equity securities of listed companies is recorded as a capital adjustment. Other investments in equity securities of non-listed companies are stated at acquisition cost. If the fair value (or the net asset value for non-listed companies) of the investments declines significantly below the acquisition cost and is not expected to recover, such investments are carried at fair value (or net asset value) and the resulting unrealized loss on investments is charged to current operations. In addition, subsequent recoveries for impaired equity securities of non-listed companies are also recorded in current operations up to the original cost of the investment. In connection with this policy, the Company recorded a impairment losses of (won)8,717 million and 3,631 million for the years ended December 31, 2001 and 2002, respectively, and recorded reversal of impairment losses of
(won)11 million for the year ended December 31, 2002.

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

      Changes in accrued severance indemnities for the years ended December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                         2000           2001           2002
                                     ------------   ------------   ------------
Beginning balance ................     (won)1,957     (won)2,988     (won)3,032
Provision ........................          1,626          2,834          2,264
Changes in consolidated subsidiary             --             --             (9)
Payments .........................           (595)        (2,790)        (1,240)
                                     ------------   ------------   ------------

Ending balance ...................     (won)2,988     (won)3,032     (won)4,047
                                     ============   ============   ============

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

            r. Accounting for Foreign Currency Transactions

      The Company and its subsidiaries maintain their accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated in the accompanying consolidated financial statements at the Base Rates announced by the Korean government on the balance sheet dates, which, for U.S. dollars, were
(won)1,259.70=$1.00, (won)1,326.10=$1.00 and (won)1,200.40=$1.00, at December
31, 2000, 2001 and 2002, respectively. The resulting gains and losses arising from the translation or settlement of such assets and liabilities are included in current operations.

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

            t. Accounting for Employee Stock Option Compensation Plan

      The Company adopted the fair value based method of accounting for the employee stock option compensation plan, which was established, effective as of March 25, 2000, to reward the performance of individual officers and other employees who have contributed, or have the ability to contribute, significantly to the Company (see Note 26). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, the expected dividends, and a risk-free interest rate over the expected life of the option. However, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options, which results in measurement at minimum value. The total compensation cost at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the expected life of the option, dividends on the stock, or the risk-free interest rate.

            u. Accounting for Government Grants

      Government grants with an obligation of redemption are recorded as liabilities. Government grants without an obligation of redemption are classified as follows:

            (1) For the purpose of acquisition of certain assets, government grants are recorded as a deduction from related assets.

            (2) Other government grants are recorded as liabilities first, and offset against related expenses incurred, or if there are no related expenses they are recognized as other operating income.

            v. Accounting for Leases

      Lease agreements that include a bargain purchase option, result in transfer of ownership at the end of the lease term, have a term longer than 75% of the estimated economic life of the leased property or have present value of minimum lease payments equal to or exceeding 90% of fair market value of the leased property, are accounted for as capital leases. Leases that do not meet any of these criteria are accounted for as operating leases.

      The leased properties and related capital lease obligations are recorded at an amount equal to the total minimum lease payments over the lease term, less the portion attributable to interest. Depreciation of leased properties accounted for as capital leases is computed using the straight-line method over the useful lives of related assets.

3. INVENTORIES

      Inventories as of December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                          2000           2001           2002
                                      ------------   ------------   ------------
Merchandise .......................     (won)6,907     (won)1,720     (won)2,840
Finished goods ....................         35,648         33,550          6,599
Work in-process ...................          2,018            289          2,478
Raw materials .....................         27,291         17,994         10,343
Inventories in-transit ............             --              1              1
                                      ------------   ------------   ------------

                                       (won)71,864    (won)53,554    (won)22,261
                                      ============   ============   ============

4. RESTRICTED DEPOSITS

      Restricted deposits as of December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                                  2000           2001           2002
                                              ------------   ------------   ------------
Short-term financial instruments (Note) ...        (won)--    (won)18,152     (won)8,873
Long-term financial instruments ...........              6             23            110
Deposits for severance indemnities ........              7             --             --
                                              ------------   ------------   ------------
                                                   (won)13    (won)18,175     (won)8,983
                                              ============   ============   ============

(Note) A treasury stock trust account amounting to (won)4,595 million was included in the above short-term financial instruments as of December 31, 2002. According to the trust agreement, the use of the funds in the trust account is restricted and the restriction expires on February 10, 2003; six months from the trust agreement date.

5. INVESTMENT SECURITIES

      Investment securities and investments in affiliates as of December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                                                                                    Net asset
                                        Ownership                                                   value or
                                        percentage                                                    fair
                                           (%)                                                       value
                                        ----------                                                 ----------
                                           2002           2000           2001           2002          2002
                                        ----------    ------------   ------------   ------------   ----------
(Investment in affiliates)
Mobile Game (Note a) ................        29.99%        (won)--        (won)--       (won)137     (won)137
Mirae America (Note b) ..............        50.00%             --             --             --           --
AIO Corporation preferred stock (Note
   c) ...............................        21.63%          3,513             --             --           --
Korea Internet Holdings .............                        1,944             --             --           --
                                                      ------------   ------------   ------------   ----------
Sub-total ...........................                        5,457             --            137          137
                                                      ------------   ------------   ------------   ----------

(Investment in equity securities of
   non-listed companies)
SK Communications Corporation
   (Formerly Lycos Korea)
   (Note d) .........................         4.54%         12,584            516          2,532        3,065
DE&T ................................           --              --            270             --           --
On-net Corporation (Note e) .........        14.71%            795            504            459          459
Intro System Co., Ltd. (formerly Sun
   Mentoring) (Note e) ..............        15.16%            500             --             --           --
JIT Corporation (Note e) ............         3.65%            100             --             --           --
Nara Vision (Note e) ................        17.43%          3,500            783            264          264
NetThru (Note e) ....................        19.73%            296             66             64           64
Cyber Bank Co., Ltd. (Note e) .......         1.36%          2,250             64             62           62
Infinity Telecom Co., Ltd.
   (Note e) .........................        16.70%            500             51             62           62
Korea Technology Transfer Center ....           --           1,500          1,500          1,500        1,379
TeleFree Co., Ltd. (Note e) .........         2.57%            504             90             62           62
Streambox Korea (Note e) ............         5.11%          1,500            205             --           --
NeoBill Co., Ltd. (Note e) ..........         4.37%            525             70             52           52
Mobens Co., Ltd. (Note e) ...........        16.42%             --             --             --           --
Mirae (HongKong) Co., Ltd. ..........        99.00%             --             --              2            2
Linxtek Co., Ltd. ...................         1.22%             --             28             28           24
Seoul Venture Base (Note e) .........         5.69%             --             --             --           --
EON Group (Note e) ..................         1.33%             --             13              6            6
CAMIS Co., Ltd. .....................         0.26%             --             10             10           17
YESS World Inc. .....................         0.73%             --             20             20           22
Sunwoo Information system ...........         1.00%             --             10              5            5
Dabonet Co., Ltd. ...................         0.79%             --              8              8            7
Digital Photo Corporation ...........         0.93%             --              5              5            2
Telinker ............................         0.75%             --             22             22           37
E-GIOS Corporation ..................         1.59%            200            200            200           59
Hackers Lab Co., Ltd. ...............         1.47%            250            112             81           36
Interchem Korea .....................         8.00%            100            100            100           46
Imobiz (Note e) .....................         2.32%             12             12             --           --
K Lab (Note e) ......................        11.10%             --             50             --           --
Other ...............................           --               5              5              5           --
                                                      ------------   ------------   ------------   ----------
Sub-total ...........................                       25,121          4,714          5,549        5,732
                                                      ------------   ------------   ------------   ----------

                                                                                                    Net asset
                                        Ownership                                                   value or
                                        percentage                                                    fair
                                           (%)                                                       value
                                        ----------                                                 ----------
                                           2002           2000           2001           2002          2002
                                        ----------    ------------   ------------   ------------   ----------
(Investment in convertible debt
   securities)
KMT Co., Ltd. (Note e) ..............                           --             --            762          762
Cen21 Co., Ltd. (Note e) ............                           --            300             --           --
                                                      ------------   ------------   ------------   ----------
Sub-total ...........................                           --            300            762          762
                                                      ------------   ------------   ------------   ----------
Total Investment Securities .........                  (won)30,578     (won)5,014     (won)6,448   (won)6,631
                                                      ============   ============   ============   ==========

----------

(Note a) In 2002, Mobile Game was changed to an equity method affiliate from a consolidated subsidiary.

(Note b)    As of December 31, 2002, Mirae America has a deficiency in assets.

(Note c) AIO Corporation's fiscal year end is March 31. Through 2000, AIO Corporation's preferred stock was accounted for by the cost method. At the option of the Company, each share of AIO Corporation's preferred stock is convertible into ten shares of AIO Corporation's common stock, at any time. In addition, AIO's preferred stock does not have any restrictions on voting rights compared to common stock. In April 2000, AIO Corporation issued and sold an additional 2,660 shares of preferred stock to third parties for US$ 2,500 thousand and granted 2,047 shares of preferred stock to existing preferred stockholders without consideration. This resulted in an increase in the converted ownership percentage of the Company from 15.0% to 21.6% and the Company applied the equity method of accounting for the preferred stock in AIO Corporation from 2001. The carrying value was fully written down in 2001 since the Company's management believes that there is uncertainty relating to AIO Corporation's ability to continue as a going concern and recoverability of the carrying value was remote.

(Note d) In 2002, Lycos Korea changed its name to SK Communications Corporation. In addition, in August 2002, the Company's ownership percentage decreased from 43.25% to 4.54% through a sale to SK Telecom Co., Ltd. As a result, the investment in SK Communications (formerly Lycos Korea) was accounted for using the equity method through July 2002 and the cost method of accounting thereafter. The Company's initial investment cost was (won)50 million. In 1999, the carrying value was subsequently reduced to zero to reflect the Company's share of SK Communications' loss for the year ended December 31, 1999 which exceeded the carrying amount of the common stock investment. In February 2000, SK Communications issued and sold 3,122 additional shares of its common stock at a premium to outside entities, including Mirae Asset Venture Capital, Sumitomo Corp., SingTel and Hikari, for (won)18,000,000 per share (par value:
            (won)5,000 per share). As a result of such issuance, the Company's equity ownership in SK Communications decreased from 50% to 43% and its investment increased by (won)24,628 million. The resulting gain on sale of stock by SK Communications was accounted for as an equity transaction and included in capital surplus. Also, the Company recognized its share of SK Communications' 1999 loss not recognized during 1999, amounting to (won)2,435 million, as an adjustment to retained earnings from prior periods. In addition, in 2000, 2001 and the seven-month period ended July 31, 2002, the carrying value was subsequently reduced by a charge to other expense to reflect the Company's share of SK Communications' loss for the years ended December 31, 2000, 2001 and the seven-month period ended July 31, 2002, amounting to (won)9,608 million, (won)12,068 million and
            (won)848 million, respectively.

(Note e) The carrying values of investments were adjusted to the relevant net asset value of each investee where the decline in net asset value is not deemed to be temporary.

      Changes in investment in equity method affiliates for the years ended December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                      SK               AIO         Mirae                           Mobile
                                Communications     Corporation   America      KIH        DE&T       Game
                                --------------    ------------   --------   --------   --------   --------
At January 1, 2000 ..........          (won)--      (won)3,513    (won)--    (won)--    (won)--    (won)--
Acquisition .................               --              --         --      2,000         --         --
Gain on valuation of
   investment securities
   (capital surplus) ........           24,628              --         --         --         --         --
Equity in losses of affiliate          (12,044)             --         --        (56)        --         --
                                --------------    ------------   --------   --------   --------   --------

At December 31, 2000 ........           12,584           3,513         --      1,944         --         --
Acquisition .................               --              --        126         --        239         --
Disposal ....................               --              --         --     (1,944)        --         --
Equity in gains (losses) of
   affiliate ................          (12,068)         (3,513)      (126)        --         31         --
                                --------------    ------------   --------   --------   --------   --------

At December 31, 2001 ........              516              --         --         --        270         --
Changes in consolidated
   subsidiary ...............               --              --         --         --         --        116
Gain on valuation of
   investment securities
   (capital surplus) ........              332              --         --         --         --         --
Disposal ....................               --              --         --         --       (270)        --
Equity in gains (losses) of
   affiliate ................             (848)             --         --         --         --         21
Acquisition .................            2,532              --         --         --         --         --
                                --------------    ------------   --------   --------   --------   --------
At December 31, 2002 ........       (won)2,532         (won)--    (won)--    (won)--    (won)--   (won)137
                                ==============    ============   ========   ========   ========   ========

6. SHORT-TERM AND LONG-TERM LOANS TO EMPLOYEES

      Short-term and long-term loans to employees as of December 31, 2000, 2001 and 2002 are (won)1,640 million, (won)1,707 million and (won)1,561 million, respectively.

7. PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment as of December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                Useful
                                 lives
                                (years)           2000            2001            2002
                                -------   ------------    ------------    ------------
Land ........................        --    (won)52,721     (won)52,176     (won)15,494
Buildings and structures ....    5-60           56,715          73,393          53,532
Machinery and equipment .....    4-10            5,468           6,620           6,871
Vehicles ....................     5-6              806             683             716
Tools, furniture and fixtures    1-10           26,313          29,318          30,184
                                          ------------    ------------    ------------

Total .......................                  142,023         162,190         106,797
Less accumulated depreciation                  (21,054)        (27,317)        (31,480)
                                          ------------    ------------    ------------

Net .........................             (won)120,969    (won)134,873     (won)75,317
                                          ============    ============    ============

      The Korean government's declared standard value of land compared to the book value of land owned as of December 31, 2000, 2001 and 2002 is as follows (in million of Korean won):

                                          2000           2001           2002
                                      ------------   ------------   ------------
Standard value ....................    (won)23,260    (won)22,924    (won)15,596
Book Value ........................         52,721         52,176         15,494

      A certain portion of the Company's land and buildings is pledged as collateral for the Company's short-term borrowings and long-term borrowings up to (won)4,500 million with Korea Exchange Bank and (won)6,000 million and USD 4,600 thousand with Korea Development Bank.

      In addition, as of December 31, 2002, a lawsuit relating to payment of construction costs for a building, which was purchased by the Company in 2000, is outstanding between the former building owner and his creditors. In connection with this, the Company made a payment of (won)6 billion to a court on behalf of the former building owner in order to protect its assets in 2001. The payment was recorded as an advance payment. In 2002, the Company sold its building to a third party. As of December 31, 2002, the Company provided an allowance for the entire amount of the advance payments and recorded an additional provision for guarantees of (won)0.65 billion.

8. SHORT-TERM BORROWINGS

      Short-term borrowings as of December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                             Annual
                            interest
Lender                      rate (%)       2000          2001           2002
-----------------------   ----------    ----------   ------------   ------------
Korea Exchange Bank ...     3.0%~8.4%     (won)100    (won)39,205    (won)20,542
Hana Bank .............           --         2,000          6,999             --
Kookmin Bank ..........          7.4%           --          7,000          4,000
Shinhan Bank ..........          5.7%        1,400          2,226          9,000
                                        ----------   ------------   ------------

Total .................                 (won)3,500    (won)55,430    (won)33,542
                                        ==========   ============   ============

9. LEASED PROPERTY AND LIABILITIES UNDER CAPITAL LEASES

      Lease payables as of December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

Leasing company                                   2000       2001        2002
---------------------------------------------   --------   --------   ----------
KDB Capital Co. .............................    (won)--   (won)459   (won)1,079
                                                ========   ========   ==========

      Leased property under capital leases as of December 31, 2001 and 2002 are as follows (in millions of Korean won):

                                      2001                       2002
                          -------------------------   -------------------------
                              Tools,                      Tools,
                            furniture                   furniture
                          and fixtures    Machinery   and fixtures    Machinery
                          ------------   ----------   ------------   ----------
Acquisition cost .......       (won)--     (won)472       (won)799     (won)591
Accumulated depreciation            --           (4)          (507)         (61)
                          ------------   ----------   ------------   ----------
Net book value .........       (won)--     (won)468       (won)292     (won)530
                          ============   ==========   ============   ==========

      Future lease payments at December 31, 2002 are as follows (in millions of Korean won):

Year ending                         Total lease
December 31,                           payment     Interest expense   Principal
---------------------------------   ------------   ----------------   ----------
2003  ...........................       (won)488            (won)30     (won)458
2004  ...........................            567                 15          552
2005  ...........................             70                  1           69
                                    ------------   ----------------   ----------
Total ...........................     (won)1,125            (won)46   (won)1,079
                                    ============   ================   ==========

10. LONG-TERM BORROWINGS

      Long-term borrowings denominated in Korean won as of December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                      Annual
                                     interest
Lender                               rate (%)     2000       2001        2002
----------------------------------   --------   --------   --------   ----------
Korea Development Bank ...........       6.70    (won)--    (won)--   (won)5,000
                                                ========   ========   ==========

      Long-term borrowings denominated in foreign currency as of December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won and thousands of U.S. dollars):

                                      Annual
                                     interest
Lender                               rate (%)     2000       2001        2002
-----------------------------------  --------   --------   --------   ----------
Korea Development Bank ............      4.98      US$--      US$--     US$3,784
                                                --------   --------   ----------
Total foreign currency ............                US$--      US$--     US$3,784
                                                ========   ========   ==========
Equivalent in Korean won ..........              (won)--    (won)--   (won)4,543
                                                ========   ========   ==========

      The future maturities of long-term borrowings at December 31, 2002 are as follows (in millions of Korean won and thousands of U.S. dollars):

                           Long-term    Long-term
                           borrowings   borrowings
                           in Korean    in foreign   Equivalent in
Year ending December 31,      won        currency      Korean won       Total
------------------------   ----------   ----------   --------------   ----------
2004  ..................     (won)938       US$710         (won)851   (won)1,789
2005  ..................        1,250          946            1,136        2,386
2006  ..................        1,250          946            1,136        2,386
2007  ..................        1,250          946            1,136        2,386
2008  ..................          312          236              284          596
                           ----------   ----------   --------------   ----------
Total ..................   (won)5,000     US$3,784       (won)4,543   (won)9,543
                           ==========   ==========   ==============   ==========

11. RELATED PARTY TRANSACTIONS

      Detailed related party transactions and account balances as of and for the years ended December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

  Transactions with affiliates which are accounted for using the equity method

                                                2000       2001         2002
                                              --------   --------    ----------
Sales to:
   Mirae America .....................         (won)--   (won)352    (won)1,783
   DE&T ..............................              --      1,653            --
                                              --------   --------    ----------
   Total .............................              --      2,005         1,783
                                              --------   --------    ----------
Interest income from SK Communications             688        688            --
                                              --------   --------    ----------
Other income (expense) from:
   SK Communications .................             300        147            --
   Mirae America .....................              --       (211)          (26)
   Mobile Game .......................              --         --           253
   DE&T ..............................              --         29            --
                                              --------   --------    ----------
   Total .............................             300        (35)          227
                                              --------   --------    ----------
   Commissions to
   SK Communications .................             708         --            --
                                              --------   --------    ----------
   Acquisition of property and
   equipment from Mirae America ......              --          3            --
                                              --------   --------    ----------

                     Account balances with affiliates, which
                    are accounted for using the equity method

                                               2000         2001         2002
                                            ----------   ----------   ----------
(Assets) Accounts receivable - trade:
   Mirae America ........................      (won)--     (won)352   (won)1,977
   DE&T .................................           --          876           --
                                            ----------   ----------   ----------
   Sub-total ............................           --        1,228        1,977
                                            ----------   ----------   ----------
Accounts receivable - other:
   SK Communications ....................          303          150           --
   DE&T .................................           --          268           --
   Mobile Game ..........................           --           --            7
                                            ----------   ----------   ----------
   Sub-total ............................          303          418            7
                                            ----------   ----------   ----------
Advance payments:
   Mirae America ........................           --          419        1,102
   Mobile Game ..........................           --           --            2
                                            ----------   ----------   ----------
   Sub-total ............................           --          419        1,104
                                            ----------   ----------   ----------
   Long-term loans to SK Communications .        6,250        6,250           --
                                            ----------   ----------   ----------
   Total ................................   (won)6,553   (won)8,315   (won)3,088
                                            ==========   ==========   ==========

(Liabilities)
Accounts payable - trade  to DE&T .......      (won)--     (won)121      (won)--
                                            ----------   ----------   ----------
Accounts payable - other to SK
   Communications .......................           --           13           --
                                            ----------   ----------   ----------
Accrued expenses to Mirae America .......           --           42            2
                                            ----------   ----------   ----------
Guarantee deposits payable to SK
   Communications .......................        4,000           --           --
                                            ----------   ----------   ----------

Total ...................................   (won)4,000     (won)176       (won)2
                                            ==========   ==========   ==========

      As of December 31, 2002, SK Communications and DE&T are not affiliates of the Company.

                     Transactions with other related parties

                                               2000         2001         2002
                                            ----------   ----------   ----------
Sales to Cyber Bank .....................      (won)--   (won)5,571   (won)3,974
                                            ----------   ----------   ----------
Disposition of property and equipment
   and intangible assets to Testech .....           --           --        1,338
                                            ----------   ----------   ----------
Interest income from Cyber Bank .........           --           54          235
                                            ----------   ----------   ----------
Other income from Testech ...............           --           --           10
                                            ----------   ----------   ----------
Purchase from Testech ...................        2,820        2,536        1,784
                                            ----------   ----------   ----------
Other expense to Testech ................           --           --           15
                                            ----------   ----------   ----------
Acquisition of investments from Cyber
   Bank .................................           --           --        1,800
                                            ----------   ----------   ----------

----------
(Note) Testech is a related company through common ownership.

                   Account balances with other related parties

                                               2000         2001         2002
                                            ----------   ----------   ----------
(Assets)
Accounts receivable - trade to Cyber
   Bank .................................      (won)--   (won)2,382   (won)6,753
                                            ----------   ----------   ----------
Accounts receivable - other to
   Testech ..............................           --            4           --
                                            ----------   ----------   ----------
Total ...................................      (won)--   (won)2,386   (won)6,753
                                            ==========   ==========   ==========

(Liabilities)
Accounts payable - trade to Testech .....      (won)96     (won)979   (won)1,004
                                            ----------   ----------   ----------
Guarantee deposits payable to Cyber
   Bank .................................           --        3,822           --
                                            ----------   ----------   ----------
Total ...................................      (won)96   (won)4,801   (won)1,004
                                            ==========   ==========   ==========

12. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

      The details of monetary assets and liabilities denominated in foreign currencies as of December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won, thousands of U.S. dollars, H.K. dollars, euros and yens):

                                                  Foreign currencies
                                      ------------------------------------------
                                          2000           2001           2002
                                      ------------   ------------   ------------
Cash and cash equivalents .........         $3,990         $3,179         $1,188
           " ......................        (yen)--    (yen)28,292         (yen)8
           " ......................          HKD--          HKD--         HKD288
Short-term financial instruments ..            $--            $--         $4,147
Accounts receivable - trade .......        $18,969        $10,218        $15,045
           " ......................        (yen)--       (yen)994       (yen)994
Accounts payable - trade ..........           $250             $9         $2,154
           " ......................   (yen)957,240     (yen)3,960       (yen)105
           " ......................          EUR--         EUR 13          EUR--
Short-term borrowings .............            $--            $--         $2,953
           " ......................        (yen)--        (yen)--    (yen)10,000
Long-term borrowings ..............            $--            $--         $3,784

                                                Korean won equivalent
                                      ------------------------------------------
                                          2000           2001           2002
                                      ------------   ------------   ------------
Cash and cash equivalents .........     (won)5,026     (won)4,215     (won)1,427
           " ......................             --            286             --
           " ......................             --             --             44
Short-term financial instruments ..             --             --          4,978
Accounts receivable - trade .......         23,895         13,550         18,060
           " ......................             --             10             10
Accounts payable - trade ..........            315             12          2,586
           " ......................         10,544             40              1
           " ......................             --             16             --
Short-term borrowings .............             --             --          3,545
           " ......................             --             --            101
Long-term borrowings ..............             --             --          4,543

13. CAPITAL STOCK AND CAPITAL SURPLUS

      The Company's capital stock consists entirely of common stock. The par value and the number of shares authorized, issued and outstanding as of December 31, 2000, 2001 and 2002 are as follows:

                                          2000           2001           2002
                                      ------------   ------------   ------------
Par value (in Korean won) .........       (won)100       (won)100       (won)100
Authorized shares .................    351,000,000    351,000,000    351,000,000
Issued shares .....................    124,637,500    124,637,500    124,637,500
Outstanding shares, net of treasury
   stock ..........................    123,003,500    123,003,500    122,877,500

      Changes in capital stock and additional paid-in capital in 2000, 2001 and 2002 are as follows (in millions of Korean won except for share data):

                                         Numbers of        Capital   Additional paid-
                                       share issued          stock         in capital
                                       ------------   ------------   ----------------
At January 1, 2000 .................    109,687,500    (won)10,969       (won)116,334
Issuance of ADSs (note a) ..........     14,950,000          1,495            126,623
Disposal of investment in the common
   stock of consolidated subsidiary
   (note b) ........................             --             --                247
Additional issuance by equity method
   affiliate to outside entity (note
   c) ..............................             --             --             24,628
Additional issuance by consolidated
   subsidiary to outside entity
   (note d) ........................             --             --              8,777
                                       ------------   ------------   ----------------
At December 31, 2000 ...............    124,637,500    (won)12,464       (won)276,609
Additional issuance by consolidated
   subsidiary to outside entity
   (note e) ........................             --             --              2,649
Gain on disposal of treasury stock .             --             --              7,448
Offset against deficit .............             --             --            (65,263)
                                       ------------   ------------   ----------------
At December 31, 2001 ...............    124,637,500    (won)12,464       (won)221,443
Decrease in capital surplus relating
   to additional stock transactions
   by consolidated subsidiaries
   (note f) ........................             --             --             (1,616)
Gain on disposal of treasury stock .             --             --                 35
Offset against deficit .............             --             --            (73,738)
                                       ------------   ------------   ----------------
At December 31, 2002 ...............    124,637,500    (won)12,464       (won)146,124
                                       ============   ============   ================

----------
(Note a) On February 22, 2000, the Company issued 7,475,000 American Depositary Shares ("ADSs") representing 14,950,000 shares of common stock at $8.04 per share, or $16.08 per ADS. The ADSs are evidenced by certificates called American Depositary Receipts. As a result of the issuance of ADSs, the Company's common stock and additional paid-in capital increased by (won)1,495 million and (won)126,623 million, respectively.

(Note b) During March 2000, the Company sold 16,000 shares of its common stock in SoftForum, a subsidiary of the Company, to SoftForum's employees at a price of (won)30,000 per share (par value: (won)5,000 per share). As a result of such sale, a portion of the increased additional paid-in capital resulting from the equity transaction on September 21, 1999 was reduced by (won)55 million. In addition, the gain on disposal of 16,000 shares of its common stock in SoftForum, amounting to (won)302 million, net of income tax effect of (won)134 million, was accounted for as additional paid-in capital in accordance with Korean GAAP.

(Note c) In February 2000, SK Communications (formerly Lycos Korea) issued and sold 3,122 additional shares at a premium to outside entities including Mirae Asset Venture Capital, Sumitomo Corp., SingTel and Hikari, for (won)18,000,000 per share (par value: (won)5,000 per share). As a result of such issuance, the Company's equity ownership in SK Communications decreased from 50% to 43% and its investment increased by (won)24,628 million.

(Note d) On March 29, 2000, SoftForum issued and sold 46,000 additional shares at a premium to Dongwon Venture Capital and Mirae Asset Venture Capital for (won)350,000 per share. As a result of such issuance, the Company's equity ownership in SoftForum decreased from 60.1% to 55.5% and its investment increased by (won)8,777 million.

(Note e) After registering its shares on the KOSDAQ market, SoftForum issued and sold 2,019,280 additional shares at a premium to public for
            (won)7,300 per share. As a result of such issuance, the Company's equity ownership in SoftForum decreased from 55.5% to 41.5% and its investment increased by (won)2,649 million.

(Note f) MOL issued 2,560,000 additional shares for (won)5,000 per share to the Company in March 2002 and retired 2,366,429 shares in May 2002. As a result of such issuance and retirement, the Company's equity ownership in MOL increased from 64.78% to 81.39% and the Company's investment cost exceeding its proportionate share of net asset value of (won)1,166 million was deducted from additional paid-in capital. In addition, KIC issued 260,000 additional shares for (won)5,000 per share to the Company in May 2002. As a result of such issuance, the Company's equity ownership in KIC increased from 47.94% to 87.38% and the difference of (won)450 million between the Company's investment cost and its proportionate share of net asset value was deducted from additional paid-in capital.

14. RETAINED EARNINGS (DEFICIT)

      The details of appropriated retained earnings as of December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                                  2000         2001       2002
                                              ------------   --------   --------
Legal reserve .............................     (won)1,670    (won)--    (won)--
Reserve for business rationalization ......          6,859         --         --
Reserve for improvement of financial
   structure ..............................          1,328         --         --
Reserve for overseas market
   exploration ............................             31         --         --
Reserve for investment in small and
   medium-sized companies .................            132         --         --
Reserve for technological development .....          2,000         --         --
Voluntary reserve .........................         16,000         --         --
                                              ------------   --------   --------
                                               (won)28,020    (won)--    (won)--
                                              ============   ========   ========

      Changes in unappropriated retained earnings (undisposed deficit) for the years ended December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                                   2000           2001            2002
                                                ----------    ------------    ------------
Unappropriated retained earnings
   (undisposed deficit) at beginning
   of the year ..............................   (won)6,208      (won)4,838    ((won)1,011)
Changes in unappropriated retained
   earnings:
Equity in net loss of affiliate .............       (1,685)             --              --
Reversal of losses in excess of
   minority interest ........................           --              --             377
Other .......................................           --              16             168
                                                ----------    ------------    ------------
Sub-total ...................................        4,523           4,854            (466)
                                                ----------    ------------    ------------
Transfers from appropriated reserves
   or disposition of deficit:
Legal reserve ...............................           --           1,670              --
Reserve for business rationalization
Reserve for improvement of financial ........           --           6,859              --
   structure ................................           --           1,329              --
Reserve for overseas market
   exploration ..............................           15              31              --
Reserve for investment in small and
   medium-sized companies ...................           66             132              --
Reserve for technological development .......        1,000           2,000              --
Voluntary reserve ...........................           --          16,000              --
Other capital surplus .......................           --           7,448              --
Additional paid-in capital ..................           --          57,814          73,738
                                                ----------    ------------    ------------
Sub-total ...................................        1,081          93,283          73,738
                                                ----------    ------------    ------------
Net income (loss) ...........................        4,270         (99,148)        (72,991)
                                                ----------    ------------    ------------
                                                     9,874          (1,011)            281
                                                ----------    ------------    ------------
Proposed appropriations:
Legal reserve ...............................         (190)             --              --
Reserve for business rationalization ........       (3,000)             --              --
Cash dividends ..............................       (1,846)             --              --
                                                ----------    ------------    ------------
Sub-total ...................................       (5,036)             --              --
                                                ----------    ------------    ------------

Unappropriated retained earnings
   (undisposed deficit) to be
   carried forward to the following
   year .....................................   (won)4,838    ((won)1,011)        (won)281
                                                ==========    ============    ============

      Retained earnings available for dividends as of December 31, 2000, 2001 and 2002 were (won)20,838 million, nil and (won)281 million, respectively.

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

15. DIVIDEND DISCLOSURE

      Details of dividends which were recorded in the years ended December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won, except for share data):

                                 Number of
                  Dividend        shares                   Dividend
Fiscal year         type        outstanding   Face value    ratio     Dividends
-----------    --------------   -----------   ----------   --------   ----------
       2000    Cash dividends   123,003,500    (won)100       15.00%  (won)1,846
       2001    Cash dividends   123,003,500    (won)100          --%     (won)--
       2002    Cash dividends   122,877,500    (won)100          --%     (won)--

16. TREASURY STOCK

      As of December 31, 2002, the Company holds 1,760,000 shares of treasury stock (book value: (won)4,814 million) purchased in order to stabilize the market price of its stock. During the year ended December 31, 2002, the Company acquired 900,000 shares of treasury stock in the market for (won)1,499 million and later sold 774,000 shares for (won)1,563 million. A gain from disposal of treasury stock amounting to (won)35 million was added to capital surplus. Changes in treasury stock during the years ended December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won except for share data):

                                                     Number of         Carrying
                                                   treasury stock        amount
                                                   --------------    ----------
At January 1, 2000 and 2001 .....................       1,634,000    (won)4,843
   Purchase of treasury stock ...................       7,700,000        10,000
   Disposal of treasury stock ...................      (7,700,000)      (10,000)
                                                   --------------    ----------

At December 31, 2001 ............................       1,634,000    (won)4,843
   Purchase of treasury stock ...................         900,000         1,499
   Disposal of treasury stock ...................        (774,000)       (1,528)
                                                   --------------    ----------

At December 31, 2002 ............................       1,760,000    (won)4,814
                                                   ==============    ==========

      The Company intends to sell its treasury stock in the market in the future. No dividends will be paid on treasury stock.

17. SALES

      Details of sales for the years ended December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                          2000           2001           2002
                                      ------------   ------------   ------------
Handlers and components ...........    (won)43,754    (won)18,418    (won)14,434
SMD placement systems .............         71,251         20,992         23,486
TFT-LCD handlers and testers ......         11,166          5,608             --
Lead frame magazines ..............          4,733             --             --
Security solutions products and
   services .......................          9,501         15,517         15,881
Other .............................          5,694          8,442         10,629
                                      ------------   ------------   ------------
                                      (won)146,099    (won)68,977    (won)64,430
                                      ============   ============   ============

18. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

      The details of selling, general and administrative expenses for the years ended December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                          2000           2001           2002
                                      ------------   ------------   ------------
Salaries ..........................     (won)7,647    (won)11,343    (won)10,203
Commissions .......................          5,894          3,527          3,329
Travel ............................          1,405          1,165            745
Depreciation ......................          2,701          3,269          3,142
Entertainment .....................            752            707            826
Advertising .......................          2,685          2,349            941
Research and development ..........          3,464          3,576          2,410
Product warranty ..................             --          5,294          1,004
Bad debts .........................            587         10,267         11,786
Other .............................          2,088          3,824          3,265
                                      ------------   ------------   ------------
                                       (won)27,223    (won)45,321    (won)37,651
                                      ============   ============   ============

19. INCOME TAXES

      The following is a reconciliation between financial accounting income and taxable income, together with a computation of income taxes for the years ended December 31, 2000, 2001 and 2002 (in millions of Korean won):

                                                         2000            2001            2002
                                                     ------------    ------------    ------------
Income (loss) before income taxes and minority
   interest ......................................       (won)135    ((won)83,859)   ((won)72,890)
Additions (deductions):
Provision for severance indemnities ..............            632              92             799
Loss from valuation of inventories ...............            153          16,020           2,497
Entertainment expenses ...........................            656           7,879             672
Accrued interest income ..........................             82             (74)            (39)
Gain (loss) on valuation of marketable securities           1,163            (158)          3,227
Reversal of tax-free reserves ....................          1,081           1,081           1,081
Net loss of consolidated affiliate ...............          4,163           1,680           3,943
Provision for doubtful accounts ..................          5,015           9,197           3,429
Depreciation .....................................          1,162            (401)             50
Foreign exchange gain ............................            (51)             --              --
Loss from impairment of deferred development costs             --           1,171           8,345
Loss from impairment of investments securities ...             --           8,457           3,830
Gain from disposal of treasury stock .............             --           7,448              --
Equity in losses of affiliate ....................          9,664          14,580          11,434
Other ............................................            431          (1,868)            957
                                                     ------------    ------------    ------------
Total ............................................         24,286         (18,755)        (32,665)
Add back
  - Net operating loss carry-forwards of the
   Company (Note a) ..............................             --          21,844          34,746
                                                     ------------    ------------    ------------
Net taxable income ...............................    (won)24,286      (won)3,089      (won)2,081
                                                     ============    ============    ============

                                                         2000            2001            2002
                                                     ------------    ------------    ------------
Corporate income taxes at statutory Korean
   corporate income tax rates of 27% .............     (won)6,776        (won)843        (won)542
Special tax credit for small and medium-sized
   venture companies .............................           (362)           (415)           (266)
Tax credit for technology and human resource
   development and capital investments ...........         (2,861)             --             (24)
                                                     ------------    ------------    ------------
Corporate income taxes payable ...................          3,553             428             252
Resident surtax payable ..........................            355              43              25
Special surtax for agriculture and fishery
   industries ....................................             38              --              --
                                                     ------------    ------------    ------------
Total income taxes payable .......................     (won)3,946        (won)471        (won)277
                                                     ============    ============    ============

----------
(Note a) In Korea, there is no tax payment system based on consolidated taxable income (or loss). The net operating loss carry-forwards of the Company for the years ended December 31, 2001 and 2002, were added to show taxable income on a consolidated basis.

(Note b)    In 2002, the corporate tax rate declined from 28% to 27%.

      The provision for income taxes for the years ended December 31, 2000, 2001 and 2002 consists of the following (in millions of Korean won):

                                             2000            2001         2002
                                         ------------    ------------   --------
Currently payable ....................     (won)3,946        (won)471   (won)277
Deferred .............................         (8,298)         13,763         --
Adjustment (note a) ..................            750              --         --
                                         ------------    ------------   --------
Income tax expense (benefit) .........   ((won)3,602)     (won)14,234   (won)277
                                         ============    ============   ========

----------
(Note a) In 2000, the Company recognized its share of SK Communications' 1999 loss amounting to (won)1,685 million, net of income tax effect of
            (won)750 million, as an adjustment to beginning retained earnings during the year ended December 31, 2000. Accordingly, the tax effect of (won)750 million was also recognized as an adjustment to deferred tax assets as of January 1, 2000.

      The difference between income tax expense (benefit) computed using the statutory income tax rate and the recorded income tax expense (benefit) for the years ended December 31, 2000, 2001 and 2002 is attributable to the following (in millions of Korean won):

                                                           2000            2001            2002
                                                       ------------    ------------    ------------
Income tax expense (benefit) at statutory income tax
   rate of 27% .....................................        (won)38    ((won)23,481)   ((won)19,680)
Resident surtax ....................................              4          (2,348)         (1,968)
Tax credit for technology and human resource
   development and capital investments .............         (3,991)           (451)           (242)
Special tax credit for small and medium-sized
   venture companies ...............................           (398)           (457)           (293)
Tax effect of permanent differences ................            241           4,879             472
Change in valuation allowance ......................          1,282          36,480          22,037
Other ..............................................           (778)           (388)            (49)
                                                       ------------    ------------    ------------
Recorded income tax expense (benefit) ..............   ((won)3,602)     (won)14,234        (won)277
                                                       ============    ============    ============

      The tax effects of each type of temporary difference, net operating loss carry-forwards and tax credit carry-forwards that gave rise to a significant portion of the deferred income tax assets at December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                                 2000         2001       2002
                                             ------------   --------   --------
Current:
Accrued interest income ...................     ((won)42)   ((won)33)  ((won)56)
Gain on valuation of marketable securities             (9)       (48)       887
Loss from valuation of inventories ........           252      4,988      5,742
Tax-free reserves .........................          (333)      (321)        --
Other .....................................             3         --         --
                                             ------------   --------   --------

Sub-total .................................          (129)     4,586      6,573
                                             ------------   --------   --------
Non-current portion:
Provision for severance indemnities .......           552        530        693
Tax-free reserves .........................          (333)        --         --
Net operating loss carry-forwards (note b)             --      6,488     16,807
Net loss of consolidated subsidiaries .....         1,336      3,410      4,642
Tax credit carry-forwards (note b) ........         7,345      7,604      7,747
Deferred development costs ................            97       (142)     2,357
Impairment loss from investment securities             --      2,512      3,607
Equity in losses of affiliate .............         4,106      8,289     11,788
Depreciation ..............................           392        259        275
Provision for doubtful accounts ...........         1,545      4,221      5,229
Other .....................................           188         59        135
                                             ------------   --------   --------

Sub-total .................................        15,228     33,230     53,280
                                             ------------   --------   --------

Total deferred income tax assets ..........        15,099     37,816     59,853
Valuation allowance (note a) ..............        (1,336)   (37,816)   (59,853)
                                             ------------   --------   --------

Net deferred income tax assets ............   (won)13,763    (won)--    (won)--
                                             ============   ========   ========

----------

(Note a) A full valuation allowance has been provided for deferred income tax assets as of December 31, 2002 since the Company's management believes that the realization of the deferred tax assets is uncertain.

(Note b) At December 31, 2002, the Company had tax credit carry-forwards for tax purposes relating to technology and human resource development and capital investments, of which (won)388 million will expire in 2004, (won)3,403 million in 2006, (won)3,262 million in 2007,
            (won)451 million in 2008 and (won)243 million in 2009. The Company also had net operating loss carry-forwards, of which (won)21,844 million will expire in 2006 and (won)34,746 million in 2007.

20. INCOME (LOSS) PER COMMON SHARE

      Net income (loss) per common share for the years ended December 31, 2000, 2001 and 2002 are computed as follows (in millions of Korean won, except for share data):

                                                      2000           2001           2002
                                                  ------------   ------------   ------------
Net income (loss) .............................     (won)4,270   ((won)99,148)  ((won)72,991)
Weighted average number of shares outstanding .    120,838,609    120,124,021    123,017,210
                                                  ------------   ------------   ------------
Basic income (loss) per common share (in Korean
   won) (note a) ..............................        (won)35     ((won)825)     ((won)593)
                                                  ============   ============   ============

----------
(Note a) Weighted average number of shares outstanding for the years ended December 31, 2000, 2001 and 2002 is calculated as follows:

2000

                                                             Weighted number of
                                    Number of shares   Days        shares
                                    ----------------   ----  ------------------
Beginning balance ................       109,687,500    366      40,145,625,000
Issuance of ADSs .................        14,950,000    313       4,679,350,000
Treasury stock ...................        (1,634,000)   366        (598,044,000)
                                    ----------------         ------------------
Total ............................       123,003,500             44,226,931,000
                                    ================
                                                                (divided by)366
                                                             ------------------
Weighted average number of shares                                   120,838,609
                                                             ==================

2001

                                                             Weighted number of
                                    Number of shares   Days        shares
                                    ----------------   ----  ------------------
Beginning balance ................       124,637,500    365      45,492,687,500
Treasury stock ...................        (1,634,000)   365        (596,410,000)
Acquisition of treasury stock ....        (7,700,000)   144      (1,108,800,000)
Disposal of treasury stock .......           720,000     18          12,960,000
   " .............................           533,650     15           8,004,750
   " .............................           180,000     14           2,520,000
   " .............................           430,000      8           3,440,000
   " .............................         3,260,000      6          19,560,000
   " .............................         1,000,000      5           5,000,000
   " .............................         1,576,350      4           6,305,400
                                    ----------------         ------------------
Total ............................       123,003,500             43,845,267,650
                                    ================
                                                                (divided by)365
                                                             ------------------
Weighted average number of shares                                   120,124,021
                                                             ==================

2002

                                                             Weighted number of
                                    Number of shares   Days        shares
                                    ----------------   ----  ------------------
Beginning balance ................       124,637,500    365      45,492,687,500
Treasury stock ...................        (1,634,000)   365        (596,410,000)
Disposal of treasury stock .......           174,000    224          38,976,000
Acquisition of treasury stock ....          (290,000)   219         (63,510,000)
   " .............................          (190,000)   218         (41,420,000)
   " .............................          (120,000)   216         (25,920,000)
Disposal of treasury stock .......           300,000    173          51,900,000
   " .............................           278,000    170          47,260,000
   " .............................            22,000    169           3,718,000
Acquisition of treasury stock ....          (300,000)    20          (6,000,000)
                                    ----------------         ------------------
Total ............................       122,877,500             44,901,281,500
                                    ================
                                                                (divided by)365
                                                             ------------------
Weighted average number of shares                                   123,017,210
                                                             ==================

      Diluted loss per share for the year ended December 31, 2002 is computed as follows (in millions of Korean won, except for share data):

Basic net loss .................................................   ((won)72,991)
Stock option ...................................................            159
                                                                   ------------
Diluted net loss ...............................................        (72,832)
Adjusted weighted average number of shares outstanding .........    123,241,508
                                                                   ------------
Diluted loss per common share (in Korean won) (note b) .........     ((won)591)
                                                                   ============
Basic loss per common share (in Korean won) ....................     ((won)593)
                                                                   ============

(note b) Assuming that dilutive stock options were exercised, as of December 31, 2002, such effect would be anti-dilutive shown as the above table. In addition, the outstanding stock options as of December 31, 2001 and 2000 were not included in the computation of diluted earnings per share because the options exercise price were greater than the average market price of the common shares during the years ended December 31, 2001 and 2000 and therefore, the effect would be anti-dilutive.

21. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

      A substantial portion of the Company and its subsidiaries' sales for the years ended December 31, 2000, 2001 and 2002 are made to customers in the semiconductor industry. Details of customers accounting for 10% or more of the Company and its subsidiaries' sales are as follows (in millions of Korean won):

Customers                                 2000           2001           2002
-----------------------------------   ------------   ------------   ------------
Samsung Electronics Co., Ltd. .....    (won)19,459    (won)15,212     (won)4,804
Other .............................        126,640         53,765         59,626
                                      ------------   ------------   ------------
                                      (won)146,099    (won)68,977    (won)64,430
                                      ============   ============   ============

      The related accounts receivable balances from the above major customers as of December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

Customers                                  2000            2001            2002
--------------------------------   ------------    ------------    ------------
Samsung Electronics Co., Ltd. ..       (won)890        (won)863          (won)1
Other ..........................         64,973          39,548          48,287
                                   ------------    ------------    ------------
Total ..........................         65,863          40,411          48,288
Allowance for doubtful accounts            (657)         (4,002)        (14,323)
Present value discount .........           (108)             --              --
                                   ------------    ------------    ------------
Net ............................    (won)65,098     (won)36,409     (won)33,965
                                   ============    ============    ============

22. SEGMENT INFORMATION

            a. Export Sales

      The Company had foreign export sales amounting to 40.42%, 17.87% and 32.24% of total sales for the years ended December 31, 2000, 2001 and 2002, respectively. The export sales were made principally to the following locations:

                                                      2000      2001      2002
                                                     ------    ------    ------
Asia .............................................    24.81%    10.16%    12.21%
Europe ...........................................     6.16%     5.56%    15.32%
United States ....................................     9.45%     2.15%     4.71%
                                                     ------    ------    ------
                                                      40.42%    17.87%    32.24%
                                                     ======    ======    ======

            b. Business Segment Information

      Through 1998, the Company operated in one major business segment, the handler manufacturing business. As the Company expanded its sales of SMD placement systems and security solutions, additional business segments were designated. Sales, operating income (loss), identifiable assets, capital expenditures and depreciation as of and for the years ended December 31, 2000, 2001 and 2002, pertaining to the business segments in which the Company and its subsidiaries operated are presented as follows (in millions of Korean won):

                                                                                                   Depreciation of
   (As of and for the year ended                     Operating     Identifiable       Capital      property, plant
        December 31, 2000)             Sales       income (loss)      assets       expenditures     and equipment
--------------------------------   -------------   -------------   -------------   -------------   ---------------
Handlers and components ........     (won)43,754      (won)6,420     (won)40,420        (won)431          (won)976
SMD placement systems ..........          71,251             944         126,532           2,946             3,556
TFT-LCD handlers and testers ...          11,166           1,860           4,173             318               426
Lead frame magazines ...........           4,733             277           1,650              --                12
Security solutions .............           9,501           1,643          19,972             919               330
Research and development
   center ......................              --              --          15,964           1,923             2,257
LCD merchandise business .......           5,050             302          10,980              --                --
Other ..........................             644          (3,947)             --          63,871             1,455
                                   -------------   -------------   -------------   -------------   ---------------
Consolidated ...................    (won)146,099      (won)7,499    (won)219,691     (won)70,408        (won)9,012
                                   =============   =============   =============   =============   ===============

                                                                                                   Depreciation of
   (As of and for the year ended                     Operating     Identifiable       Capital      property, plant
        December 31, 2001)             Sales       income (loss)      assets       expenditures     and equipment
--------------------------------   -------------   -------------   -------------   -------------   ---------------
Handlers and components ........     (won)18,418    ((won)11,059)    (won)36,077        (won)134          (won)717
SMD placement systems ..........          20,992         (18,334)         91,642             205             1,925
TFT-LCD handlers and testers ...           5,608          (1,753)             --              --               119
Security solutions .............          15,517           1,406          37,017             318               468
Research and development
   center ......................              --              --          25,217          17,421             1,754
Other ..........................           8,442         (10,194)             --           5,515             2,588
                                   -------------   -------------   -------------   -------------   ---------------
Consolidated ...................     (won)68,977    ((won)39,934)   (won)189,953     (won)23,593        (won)7,571
                                   =============   =============   =============   =============   ===============

                                                                                                   Depreciation of
   (As of and for the year ended                     Operating     Identifiable       Capital      property, plant
        December 31, 2002)             Sales       income (loss)      assets       expenditures     and equipment
--------------------------------   -------------   -------------   -------------   -------------   ---------------
Handlers and components ........     (won)14,434     ((won)8,468)    (won)18,515        (won)327          (won)594
SMD placement systems ..........          23,486         (16,760)         37,469             537               977
Security solutions .............          15,881              99          38,897             215               321
Research and development
   center ......................              --              --          20,441             189               343
Other ..........................          10,629          (4,955)             --           1,970             4,476
                                   -------------   -------------   -------------   -------------   ---------------
Consolidated ...................     (won)64,430    ((won)30,084)   (won)115,322      (won)3,238        (won)6,711
                                   =============   =============   =============   =============   ===============

23. COMMITMENTS AND CONTINGENCIES

            a. Checks and Promissory Notes Provided as Collateral

      In accordance with normal Korean business practices the Company has provided two blank checks to Seoul Guarantee Insurance Company ("Seoul Guarantee") as collateral for performance guarantees it has provided to certain of the Company's significant customers for the timely delivery of goods an satisfaction of warranty obligations. In the event Seoul Guarantee pays claims on such guarantees, the blank checks would be utilized by Seoul Guarantee to recover resulting losses from the Company up to a total maximum amount of
(won)1,000 million. Company management does not currently anticipate any such losses.

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

      The Company has provided a blank promissory note to Samsung Card Co., Ltd. as collateral for repayment of lease payable in accordance with normal Korean business practices. In the event the Company fails to repay its lease payable to Samsung Card, the blank note would be utilized by Samsung Card. Company management does not currently anticipate any such loss.

            b. Guarantees Provided by the Company and Subsidiaries

      The Company has provided its employee association with guarantees totaling
(won)1,056 million for the Company's common stock purchases.

      In 2002, the Company reversed a provision for guarantee of (won)3,739 million, which was recorded on December 31, 2001 as a provision for a guarantee issued for MOL, one of its consolidated subsidiaries. The guarantee was dissolved.

            c. Guarantees Received from Other Parties

      Guarantees received by the Company from other companies as of December 31, 2002 are as follows (in millions of Korean won and thousands of U.S. dollars):

                              Amount    Remark
                        ------------    ----------------------------------------
Seoul Guarantee .....     (won)2,353    Guarantees for timely delivery and other
KEB .................          6,542    Letters of credit and other
                           (US$5,450)
   " ................          1,364    Local letters of credit
Woori Bank ..........          1,200    Stand-by letters of credit
                           (US$1,000)
                        ------------
                         (won)11,459
                        ============

24. TRANSFER OF LCD DIVISION

      On August 1, 2001, the Company transferred its LCD division with total assets of (won)1,445 million and total liabilities of (won)620 million to DE&T Co., Ltd., which was an affiliated company in 2001, for (won)825 million in accordance with a resolution made at the board of directors' meeting dated July 12, 2001. The condensed financial information of the transferred LCD division for the year ended December 31, 2000 and for the seven months ended July 31, 2001 is as follows (in millions of Korean won):

                                            2000 (12 months)   2001 (7 months)
                                            ----------------   ----------------
Sales ...................................             11,166              5,608
Operating income (loss) .................              1,859             (1,753)

25. INSURANCE

      At December 31, 2002, certain of the Company's assets are insured with local insurance companies as follows (in millions of Korean won and thousands of U.S. dollars):

            Asset                             Risk                   Book value       Coverage
-----------------------------   --------------------------------   ------------   ------------
                                                                                   (won)51,377
Property, plant and equipment   Fire and comprehensive liability    (won)50,660       US$1,122
                                                                   ============   ============

      The Company carries director and officer liability insurance policies with up to US$3 million and (won)1,000 million of coverage against losses arising from any claims made against the directors and officers for any alleged wrongful acts in their respective capacities as directors or officers of the Company. In addition to, the Company carries e-Biz @ liability insurance policies with up to
(won)500 million of coverage against losses arising from providing security solutions for trading and electronic commerce.

26. STOCK OPTION COMPENSATION PLAN

      In accordance with the approval of the Company's shareholders, the Company granted stock options to its employees. Changes in options outstanding for the years ended December 31, 2000, 2001 and 2002 are as follows (in Korean won):

                                                                Weighted average
                                            Number of shares     exercise price
                                            ----------------    ----------------
Options outstanding - December 31, 2000              969,000               8,018
Granted ................................           2,480,000               1,780
Cancelled ..............................          (1,179,000)              6,907
                                            ----------------    ----------------
Options outstanding - December 31, 2001            2,270,000               1,780
Granted ................................             840,000               1,610
Cancelled ..............................            (575,000)              1,762
                                            ----------------    ----------------
Options outstanding - December 31, 2002            2,535,000               1,728
                                            ================    ================

      The stock options shall become exercisable after two to three years from the date of grant and shall be exercisable within five years from the first exercisable date. When the length of employment is less than two years after the grant of stock option, the Company may cancel the stock options awarded. Upon exercise of stock options, in accordance with the sole discretion of the board of directors, the Company may (1) grant newly issued common stock, (2) grant treasury stock or (3) grant the net difference between the exercise price and the market price with either cash or treasury stock.

      As described in Note 2, the Company adopted the fair value based method of accounting for the stock option compensation plan, in which fair value is determined using the Black-Scholes option-pricing model, without considering a volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. Under these accounting policies, total compensation costs were measured at (won)1,528 million, (won)768 million and (won)617 million for options granted in 2000, 2001 and 2002 and are recognized over the service period (2 years). Such compensation costs amounting to (won)588 million in 2000,
(won)198 million in 2001 and (won)159 million in 2002 were recognized. In addition, because all stock options granted in 2000 were cancelled prior to December 31, 2001, compensation cost recognized in 2000 was reversed and recorded as other income for the year ended December 31, 2001.

      Assuming the Company had considered a volatility factor in estimating the value of its stock options, the pro forma consolidated net income and consolidated net income per common share for the years ended December 31, 2000 , 2001 and 2002 would have been as follows (in millions of Korean won except per share data):

                                         2000          2001            2002
                                      ----------   ------------    ------------
Net income (loss):
As reported .......................   (won)4,270   ((won)99,148)   ((won)72,991)
Pro forma .........................        3,662        (99,529)        (73,449)
Income (loss) per share:
As reported .......................      (won)35     ((won)825)      ((won)593)
Pro forma .........................           30           (829)           (597)

      The assumptions and variables used by the Company in measuring the fair value of stock options granted in the respective years are as follows:

                                                 2000        2001        2002
                                               --------    --------    --------
Risk free interest rate ....................       8.65%       6.70%       5.80%
Expected life ..............................    4 years     4 years     4 years
Volatility factor ..........................      64.25%      72.21%      92.14%
Dividend yield .............................       18.5%       17.5%       11.6%
Expected expiration rate of rights .........        --%         --%         --%

27. ALLOWANCE FOR DOUBTFUL LONG-TERM LOANS

      On December 18, 2000, Quad Systems Corporation, one of the Company's major customers, filed a voluntary petition for reorganization under Chapter 11 of the Federal Bankruptcy Code of the United States of America. Before Quad filed the voluntary petition for reorganization under Chapter 11, on September 29, 2000 the Company entered into an agreement with Quad to convert the Company's trade receivables to long-term loans, which bear a fixed interest rate of 9% and have a maturity of 2 years, and accordingly, the Company reclassified those receivables to long-term loans in the accompanying consolidated financial statements. For the year ended December 31, 2000, the Company provided an allowance for the entire amount of the loans totaling (won)5,066 million, which was recorded as a loss in other expense. In 2001, such loans were fully written off as the Company management believes that the collectibility of such loans is remote.

28. UNCERTAINTIES IN BUSINESS ENVIRONMENT

      In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry.

      The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company and subsidiaries may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above.

      The accompanying financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Company and subsidiaries. Actual results may differ materially from management's current assessment.

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

29. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

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

      Under US GAAP, deferred tax assets and liabilities are separated into their current and non-current portions based on the classification of related asset or liability for financial reporting purposes. Under Korean GAAP, deferred tax assets and liabilities are presented on the balance sheet as a single non-current net number.

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

      All research and development costs are charged to expense as incurred under US GAAP, which totaled (won)20,752 million, (won)15,981 million and (won) 9,278 million for the years ended December 31, 2000, 2001 and 2002, respectively.

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

      Under US GAAP, Statement of Financial Accounting Standards No. 115 (SFAS No. 115) "Accounting for Certain Investments in Debt and Equity Securities", requires that equity securities with readily determinable fair value and all debt securities be classified into three categories and be accounted for as follows:

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

      Under US GAAP, the Company's marketable securities are classified as trading securities at December 31, 2000, 2001 and 2002. All investment securities consist of equity investments in affiliates or non-listed companies, which are not affected by SFAS No. 115. Gross proceeds from the sale of marketable securities were (won)107,756 million, (won)127,529 million and
(won)187,908 million for the years ended December 31, 2000, 2001 and 2002, respectively. The net realized gains arising from such sales were (won)3,378 million, (won)1,959 million and (won)2,580 million for the years ended December 31, 2000, 2001 and 2002, respectively.

      Information with respect to marketable securities affected by SFAS No. 115 at December 31, 2000, 2001 and 2002 is as follows (in millions of Korean won):

                                           Gross          Gross
                                       unrealized     unrealized     Fair value
                           Cost          gains          losses      (book value)
                       ------------   ------------   -----------    ------------
At December 31, 2000:
   Debt securities       (won)8,831        (won)29       (won)--      (won)8,860
                       ------------   ------------   -----------    ------------
                         (won)8,831        (won)29       (won)--      (won)8,860
                       ============   ============   ===========    ============
At December 31, 2001:
   Equity securities       (won)663        (won)--     ((won)151)       (won)512
   Debt securities           22,911            338            --          23,249
                       ------------   ------------   -----------    ------------
                        (won)23,574       (won)338     ((won)151)    (won)23,761
                       ============   ============   ===========    ============
At December 31, 2002:
   Equity securities       (won)512        (won)--     ((won)453)        (won)59
   Debt securities           32,795            371        (2,807)         30,359
                       ------------   ------------   -----------    ------------
                        (won)33,307       (won)371   ((won)3,260)    (won)30,418
                       ============   ============   ===========    ============

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

            e. Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

      US GAAP (SFAS No. 144) requires that long-lived assets and certain identifiable intangibles to be held and used by an entity, be reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use is based on the fair value of the asset.

      SFAS No. 144 also requires that long-lived assets and certain identifiable intangibles to be disposed of by sale be reported at the lower of the carrying amount or fair value, less cost to sell. Under US GAAP after an asset write-down, representing the new carrying amount, subsequent recoveries in value may not be recognized, whereas under Korean GAAP, such recoveries are recognized as gains to the extent of impairment losses previously recognized.

      The Company has made significant additions to its facilities in recent years. Because of a decline in sales, the Company has reviewed its long-lived assets for potential impairment in accordance with the provisions of SFAS No. 144 and determined the carrying values are appropriately recorded.

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

      Changes in reserve for product warranties at December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                                2000         2001        2002
                                             ----------   ----------   --------
Beginning balance ........................     (won)522   (won)1,856   (won)674
Provided .................................        3,712        1,349      1,313
Incurred .................................       (2,378)      (2,531)    (1,380)
                                             ----------   ----------   --------
Ending balance ...........................   (won)1,856     (won)674   (won)607
                                             ==========   ==========   ========

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

            k. Sales of Stock by Subsidiary and Affiliate and Purchase of
               Noncontrolling Equity Interest

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

      Under Korean GAAP, purchase by a subsidiary of the noncontrolling equity interest in the subsidiary is presented as a capital adjustment in the consolidated financial statements in proportion to the parent's equity interest, while under US GAAP such purchase is accounted for using the purchase method in the consolidated financial statements.

            l. Depreciation

      As allowed under Korean GAAP, six months' depreciation expense is recorded for assets placed in service in the second half of the year in accordance with Korean tax law. Effective from 2002, depreciation expense commences in the month the related asset is placed in service. Under US GAAP, depreciation expense commences in the month the related asset is placed in service.

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

            o. Provision for Doubtful Other Accounts

      Under Korean GAAP, provisions for doubtful accounts other than trade receivables are classified as other expenses while provisions for doubtful trade receivables are classified as selling, general and administrative expenses. In 2000, the Company reclassified trade receivables due from Quad Systems Corporation as long-term loans, provided a full allowance for those loans, and recorded a loss in other expenses in accordance with Korean GAAP. Under US GAAP, however, this provision was recorded as selling, general and administrative expenses considering the original nature of those receivables.

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

            q. Financing to Purchase Treasury Shares

      Under Korean GAAP, loans provided to the Company's employee association to finance purchase of the Company's shares are presented as receivables of the Company. Payment guarantees provided by the Company to a lender who gave loans to the Company's employee association for the same purpose are presented as a contingency. Under U.S. GAAP, such loans are presented as a deduction of stockholders' equity of the Company and such payment guarantees are presented as liabilities of the Company with a corresponding deduction of stockholders' equity.

            r. Recently Issued Accounting Pronouncement

      In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debts", SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements", and SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers". This statement also amends SFAS No. 13, "Accounting for Leases". The Company does not believe such rescissions and amendments described above will not have a significant impact on its future consolidated financial position or results of operations.

      In June 2002, the Financial Accounting Standards Board issued SFAS No. 146 "Accounting For Costs Associated with Exit or Disposal Activities". This statement nullifies Emerging Issues Task Force (EITF) issue No. 94-3, "Liability Recognition for Certain Costs Incurred in Restructuring". This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity's commitment to an exit plan. The Company is required to implement SFAS No. 146 on January 1, 2003. The Company does not believe the adoption of SFAS No. 146 will have a significant impact on its consolidated financial position or results of operations.

      In December 2002, the Financial Accounting Standards Board issued SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure", which is an amendment of SFAS No. 123, "Accounting for Stock-Based Compensation". In response to a growing number of companies announcing plans to record expenses for the fair value of stock options, SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The Company has already adopted the fair value method to account for stock options and the Company does not believe the adoption of SFAS No. 148 will have a significant impact on its consolidated financial position or results of operations

      In December 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, including indirect guarantees of Indebtedness of others". FIN 45 elaborates on the disclosure to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures are effective for the Company's annual financial statements for the year ending December 31, 2002. The Company does not believe the adoption of this interpretation will have a significant impact on its consolidated financial position or results of operations.

      On January 2003, the FASB issued interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as "special purpose entities". The underlying principle behind the new interpretation is that if a business enterprise is the primary beneficiary of a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the financial statements with those of the business enterprise. The interpretation also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not to consolidate that entity. The Company does not believe the adoption of this interpretation will have a significant impact on its consolidated financial position or results of operations.

      Sales, cost of sales, gross profit, operating expenses, operating income
(loss) and net income (loss) under US GAAP in 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                       2000            2001            2002
                                   ------------    ------------    ------------
Sales ..........................   (won)143,643     (won)69,827     (won)69,715
Cost of sales ..................        100,098          78,020          76,786
Gross profit (loss) ............         43,545          (8,193)         (7,071)
Operating expenses .............         55,448          54,494          43,124
Operating loss (*) .............        (11,903)        (62,687)        (50,195)
Net income (loss) (*) ..........          9,290         (84,811)        (62,607)

----------

      (*) See reconciliation of amounts from Korean GAAP to US GAAP below.

      The following table reconciles net income (loss) and operating income
(loss) for the years ended December 31, 2000, 2001 and 2002 and shareholders' equity as of December 31, 2000, 2001 and 2002 under Korean GAAP, as reported in the consolidated financial statements, to the net income (loss), operating income (loss) and shareholders' equity amounts determined under US GAAP, giving effect to adjustments for the differences listed above (in millions of Korean won, except per share amounts):

                                                                2000             2001            2002
                                                            ------------     ------------    ------------
Net income (loss) based on Korean GAAP ..................     (won)4,270     ((won)99,148)   ((won)72,991)
Adjustments:
Revenue recognition timing difference related to
   deliveries awaiting final customer acceptance ........           (378)           1,958             (51)
Revenue recognition timing difference related to sales
   with obligation to repurchase ........................             85               --              --
Warranty cost accrual ...................................         (1,334)           1,182              67
Development costs recorded as intangible assets .........         (5,865)          (3,627)         (1,755)
Research and development costs charged to ending
   Inventory cost .......................................             --           (3,424)          3,006
Write-off of impaired deferred development costs under
   Korean GAAP ..........................................             --            4,429          11,337
Depreciation ............................................             --             (597)             --
Equity in losses of affiliate ...........................          2,435               --              --
Sales of stock by subsidiary and affiliate ..............         33,350            2,650              --
Loss relating to additional stock transactions by
   consolidated subsidiaries ............................             --               --          (1,616)
Employee benefits related to disposal of subsidiary's
   stock ................................................         (5,120)              --              --
Employee benefits related to consolidated subsidiary's
   treasury stock purchased from employee exceeding fair
   value ................................................             --               --            (359)
Compensation cost related to stock options ..............           (880)          (1,997)           (611)
Reversal of loss from impairment of investment securities             --               --             (11)
Reversal of losses in excess of minority interest .......             --               --             377
Deferred income taxes ...................................        (17,273)          13,763              --
                                                            ------------     ------------    ------------
Net income (loss) based on US GAAP ......................     (won)9,290     ((won)84,811)   ((won)62,607)
                                                            ============     ============    ============
Net income (loss) per share (basic and diluted) based on
   US GAAP (in Korean won) ..............................        (won)77       ((won)706)      ((won)509)
                                                            ============     ============    ============

                                                                2000             2001            2002
                                                            ------------     ------------    ------------
Operating income (loss) based on Korean GAAP ............     (won)7,499     ((won)39,934)   ((won)30,084)
Adjustments:
Revenue recognition timing difference related to
   deliveries awaiting final customer acceptance ........           (169)           2,172            (686)
Revenue recognition timing difference related to
   sales with obligation to repurchase ..................             85               --              --
Warranty cost accrual ...................................         (1,543)             968             702
Development costs recorded as intangible assets .........         (5,865)          (3,627)         (1,755)
Research and development costs charged to ending
   inventory cost .......................................             --           (3,424)          3,006
Depreciation ............................................             --             (597)             --
Employee benefits related to disposal of
   subsidiary's stock ...................................         (5,120)              --              --
Employee benefits related to consolidated
   subsidiary's treasury stocks purchased from
   employee exceeding fair value ........................             --               --            (359)
Compensation cost related to stock options ..............           (880)          (1,409)           (611)
Provision for doubtful other accounts ...................         (5,066)              --              --
Loss from valuation of inventories ......................           (844)         (16,836)        (20,408)
                                                            ------------     ------------    ------------
Operating loss based on US GAAP .........................   ((won)11,903)    ((won)62,687)   ((won)50,195)
                                                            ============     ============    ============

                                                                2000             2001            2002
                                                            ------------     ------------    ------------
Shareholders' equity based on Korean GAAP ...............   (won)327,370     (won)250,030    (won)174,656
Adjustments:
Revenue recognition timing difference related to
   deliveries awaiting final customer acceptance ........         (1,388)             784              98
Warranty cost accrual ...................................         (2,426)          (1,457)           (756)
Development costs recorded to intangible assets .........        (14,440)         (13,637)         (4,054)
Research and development costs charged to ending
   inventory cost .......................................             --           (3,425)           (419)
Depreciation ............................................            597               --              --
Deferred income taxes ...................................        (13,763)              --              --
Proposed dividends ......................................          1,846               --              --
Reversal of loss from impairment of investment
   securities ...........................................             --               --             (11)
Minority interest in equity of consolidated
   subsidiaries .........................................         (9,695)         (21,779)        (21,155)
Other adjustments due to consolidated subsidiaries'
   stock transactions ...................................             --             (997)           (108)
                                                            ------------     ------------    ------------
Shareholders' equity based on US GAAP ...................   (won)288,101     (won)209,519    (won)148,251
                                                            ============     ============    ============

      Changes in shareholders' equity based on US GAAP for the years ended December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                                                2000             2001            2002
                                                            ------------     ------------    ------------
Balance, beginning of the period ........................   (won)145,964     (won)288,101    (won)209,519
Net income (loss) for the period ........................          9,290          (84,811)        (62,607)
Cash dividends ..........................................         (2,161)          (1,845)             --
Issuance of common stock ................................        128,118               --              --
Gain on disposal of treasury stock ......................             --            7,448              35
Stock options ...........................................          1,468            1,607             770
Treasury stock transactions .............................             --               --              29
Gain on valuation of investment securities ..............             --               --             332
Other adjustments due to consolidated subsidiaries
   stock transactions ...................................             --             (997)              5
Gain on disposal of the investment in common stock
   of subsidiary ........................................          5,422               --              --
Other ...................................................             --               16             168
                                                            ------------     ------------    ------------
Balance, end of the period ..............................   (won)288,101     (won)209,519    (won)148,251
                                                            ============     ============    ============

      A reconciliation of the significant balance sheet accounts, except for the shareholders' equity items listed above, to the amounts determined under US GAAP as of December 31, 2000, 2001 and 2002, is as follows (in millions of Korean won):

                                                                2000             2001            2002
                                                            ------------     ------------    ------------
Current assets:
As reported .............................................   (won)186,223     (won)184,927    (won)134,552

US GAAP adjustments
- accounts receivable - trade ...........................         (1,115)            (920)           (126)
- inventories ...........................................          5,703            3,388           1,057
                                                            ------------     ------------    ------------

As adjusted .............................................        190,811          187,395         135,483
                                                            ------------     ------------    ------------

Non-current assets:
As reported .............................................        192,949          166,195         105,960
US GAAP adjustments
- deferred income tax assets ............................        (13,763)              --              --
- deferred development costs ............................        (14,440)         (13,637)         (4,054)
- property, plant and equipment .........................            597               --              --
- investment securities .................................             --               --             (11)
- long-term loans .......................................             --           (1,346)         (1,201)
                                                            ------------     ------------    ------------

As adjusted .............................................        165,343          151,212         100,694
                                                            ------------     ------------    ------------

Total assets based on US GAAP ...........................   (won)356,154     (won)338,607    (won)236,177
                                                            ============     ============    ============

Current liabilities:
As reported .............................................    (won)39,982      (won)96,016     (won)51,291

US GAAP adjustments
- advance receipts from customers .......................          6,546            5,892           1,401
- provision for warranty cost ...........................          1,856              674             607
- payment guarantee for purchase of treasury shares .....             --            1,056           1,056
- dividends payable .....................................         (1,845)            (423)           (230)
                                                            ------------     ------------    ------------

As adjusted .............................................         46,539          103,215          54,125
                                                            ------------     ------------    ------------

Long-term liabilities:
As reported .............................................         11,819            5,076          14,565
US GAAP adjustments .....................................             --               --              --
                                                            ------------     ------------    ------------

As adjusted .............................................         11,819            5,076          14,565
                                                            ------------     ------------    ------------

Minority interest in equity of consolidated subsidiaries:
As reported .............................................             --               --              --
US GAAP adjustments .....................................          9,695           20,797          19,236
                                                            ------------     ------------    ------------

As adjusted .............................................          9,695           20,797          19,236
                                                            ------------     ------------    ------------

Total liabilities and minority interest based on
   US GAAP ..............................................    (won)68,053     (won)129,088     (won)87,926
                                                            ============     ============    ============

      The following table reconciles cash flows from operating, investing and financing activities for the years ended December 31, 2000, 2001 and 2002 under Korean GAAP, as reported in the consolidated financial statement, to cash flows from operating, investing and financing activities for the years ended December 31, 2000, 2001 and 2002 under US GAAP, giving effect to adjustments for the differences listed in this Note (in millions of Korean won):

                                                                2000             2001            2002
                                                            ------------     ------------    ------------
Cash flows from operating activities based on
   Korean GAAP ..........................................   ((won)62,537)    ((won)11,957)   ((won)24,340)
Adjustments:
Reclassification of payments for research and
   development ..........................................         (8,287)          (5,898)         (2,752)
Reclassification of other capital adjustments ...........             --               --            (359)
                                                            ------------     ------------    ------------

Cash flows from operating activities based on US
   GAAP .................................................   ((won)70,824)    ((won)17,855)   ((won)27,451)
                                                            ============     ============    ============

Cash flows from investing activities based on
   Korean GAAP ..........................................   ((won)53,321)    ((won)67,252)    (won)29,682
Adjustments:
Reclassification of payments for research and
   development ..........................................          8,287            5,898           2,752
Long-term loans to employee .............................             --            1,346            (145)
                                                            ------------     ------------    ------------

Cash flows from investing activities based on US
   GAAP .................................................   ((won)45,034)    ((won)60,008)    (won)32,289
                                                            ============     ============    ============

Cash flows from financing activities based on
   Korean GAAP ..........................................   (won)147,436      (won)71,210    ((won)13,375)
Adjustments:
Reclassification of other capital adjustments ...........             --           (1,346)            504
                                                            ------------     ------------    ------------

Cash flows from financing activities based on US
   GAAP .................................................   (won)147,436      (won)69,864    ((won)12,871)
                                                            ============     ============    ============

30. ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

            a. Income Taxes

      Income tax expense under US GAAP for the years ended December 31, 2000, 2001 and 2002 is as follows (in millions of Korean won):

                                                                2000             2001            2002
                                                            ------------     ------------    ------------
Currently payable .......................................     (won)3,946         (won)471        (won)277
Deferred ................................................          9,724               --              --
                                                            ------------     ------------    ------------

Income tax expense ......................................    (won)13,670         (won)471        (won)277
                                                            ============     ============    ============

      The difference between income tax expense computed using the statutory income tax rate and the recorded income tax expense for the years ended December 31, 2000, 2001 and 2002 is attributable to the following (in millions of Korean won):

                                                                2000             2001            2002
                                                            ------------     ------------    ------------
Income tax expense (benefit) at statutory Korean
   corporate income tax rates of 27% ....................     (won)7,714     ((won)23,320)   ((won)16,876)
Resident surtax .........................................            771           (2,332)         (1,688)
Tax credit for technology and human resource
   development and capital investments ..................         (3,991)            (451)           (242)
Special tax credit for small and medium-sized
   venture companies ....................................           (398)            (457)           (293)
Tax effect of permanent differences .....................            241            4,879             472
Change in valuation allowance ...........................         10,111           22,723          18,953
Other ...................................................           (778)            (571)            (49)
                                                            ------------     ------------    ------------

Recorded income tax expense .............................    (won)13,670         (won)471        (won)277
                                                            ============     ============    ============

Effective tax rate ......................................          59.54%              --              --
                                                            ============     ============    ============

      The tax effects of each type of temporary difference, net operating loss carry-forwards and the tax credit carry-forwards that gave rise to a significant portion of the deferred tax assets and liabilities at December 31, 2000, 2001 and 2002, computed under US GAAP, and a description of the financial statement items that created these differences are as follows (in millions of Korean won):

                                                                2000             2001            2002
                                                            ------------     ------------    ------------
Current:
Accrued interest income .................................      ((won)42)        ((won)33)       ((won)56)
Gain on valuation of marketable securities ..............             (9)             (48)            887
Loss from valuation of inventories ......................            252            4,988           5,742
Revenue recognition timing difference related to
   deliveries awaiting final customer acceptance ........            428             (233)            (29)
Warranty cost accrual ...................................            747              433             225
Tax-free reserves .......................................           (333)            (321)             --
                                                            ------------     ------------    ------------
Other ...................................................              2               --              --
                                                            ------------     ------------    ------------
                                                                   1,045            4,786           6,769
Non-Current:
Provision for severance indemnities .....................            552              530             693
Tax-free reserves .......................................           (333)              --              --
Net operating loss carry-forwards (note b) ..............             --            6,488          16,807
Net loss of consolidated subsidiaries ...................          1,336            3,410           4,642
Tax credit carry-forwards (note b) ......................          7,345            7,604           7,747
Research and development costs ..........................          4,544            4,926           3,686
Impairment loss from investment securities ..............             --            2,512           3,607
Equity in losses of affiliate ...........................          4,106            8,289          11,788
Sales of stock by subsidiary and affiliate ..............        (10,643)         (11,050)        (11,050)
Stock options ...........................................            452              913           1,142
Depreciation ............................................           (208)             259             275
Provision for bad debt accounts .........................          1,545            4,221           5,229
Other ...................................................            424               --             506
                                                            ------------     ------------    ------------
                                                                   9,120           28,102          45,072
                                                            ------------     ------------    ------------

Total deferred income tax assets ........................         10,165           32,888          51,841
Valuation allowance (note a) ............................        (10,165)         (32,888)        (51,841)
                                                            ------------     ------------    ------------

Net deferred income tax assets ..........................        (won)--          (won)--         (won)--
                                                            ============     ============    ============

----------
(Note a) A full valuation allowance has been provided for the tax effect of deferred income tax assets as of December 31, 2002 because the Company's management believes that the realization of the deferred tax assets is uncertain.

(Note b) At December 31, 2002, the Company had tax credit carry-forwards for tax purposes relating to technology and human resource development and capital investments, of which (won)388 million will expire in 2004, (won)3,403 million in 2006, (won)3,262 million in 2007,
            (won)451 million in 2008 and (won)243 million in 2009. The Company also had net operating loss carry-forwards, of which (won)21,844 million will expire in 2006 and (won)34,746 million in 2007, respectively.

            b. Fair Value of Financial Instruments

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2000, 2001 and 2002.

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

      Long-Term Borrowings and Lease Payables

      The fair value of long-term borrowings and lease payables is estimated by discounting the future cash flows using the current interest rate of time deposits with a maturity of one year.

      The fair value of financial instruments under US GAAP as of December 31, 2000, 2001 and 2002 is as follows (in millions of Korean won):

                                              2000                          2001                          2002
                                   ---------------------------   ---------------------------   ---------------------------
                                     Carrying         Fair         Carrying         Fair         Carrying         Fair
                                      amount          value         amount          value         amount          value
                                   ------------   ------------   ------------   ------------   ------------   ------------
Financial assets:
Cash and cash equivalents ......    (won)34,914    (won)34,914    (won)26,915    (won)26,915    (won)19,008    (won)19,008
Short-term financial instruments            424            424         30,809         30,809         20,776         20,776
Marketable securities ..........          8,860          8,860         23,761         23,761         30,418         30,418
Accounts receivable (trade and
   other) including long-term
   receivable ..................         65,276         65,276         36,751         36,751         41,178         41,178
Investment securities,
   excluding investments
   accounted for under the
   equity method ...............         16,050            N/A          4,228            N/A          6,311            N/A
Long-term bank deposits ........            284            284              2              2            533            533
Restricted deposits ............              6              6             23             23            110            110
Short-term and long-term loans .          7,890          7,549          6,611          6,592            465            464
                                   ------------                  ------------                  ------------
                                   (won)133,704                  (won)129,100                  (won)118,799
                                   ============                  ============                  ============
Financial liabilities:
Accounts payable (trade and
   other) ......................    (won)20,261    (won)20,261    (won)21,232    (won)21,232    (won)12,635    (won)12,635
Short-term borrowings ..........          3,500          3,500         55,430         55,430         33,542         33,542
Lease payable ..................             --             --            459            459          1,079          1,079
Long-term borrowings ...........             --             --             --             --          9,543          9,543
                                   ------------                  ------------                  ------------
                                    (won)23,761                   (won)77,121                   (won)56,799
                                   ============                  ============                  ============

            c. Segment Information

Export Sales

      The Company had foreign export sales under US GAAP amounting to 41.13%, 17.64% and 29.79% of total sales for the years ended December 31, 2000, 2001 and 2002, respectively. The export sales under US GAAP were made principally to the following locations:

                                                       2000      2001      2002
                                                     ------    ------    ------
Asia .............................................    25.24%    10.03%    11.28%
Europe ...........................................     6.27%     5.49%    14.16%
United States ....................................     9.62%     2.12%     4.35%
                                                     ------    ------    ------
                                                      41.13%    17.64%    29.79%
                                                     ======    ======    ======

Business Segment

      Through 1998, the Company had operated in one major business segment, the handler manufacturing business. As the Company expanded its sales of SMD placement systems and security solutions, additional business segments were designated. Sales, operating income, identifiable assets, capital expenditures and depreciation under US GAAP as of and for the years ended December 31, 2000, 2001 and 2002, pertaining to the business segments in which the Company and its subsidiaries operated are presented as follows (in millions of Korean won):

                                                                                    Depreciation
                                        Operating                                   of property,
                                          income      Identifiable     Capital       plant and
                           Sales          (loss)         assets      expenditures    equipment
                        ------------   ------------   ------------   ------------   ------------
                                    (As of and for the year ended December 31, 2000)
Handlers and
   components .......    (won)43,604     (won)4,507    (won)42,452       (won)431       (won)976
SMD placement systems         71,250         (8,072)       117,442          2,946          3,556
TFT-LCD handlers and
   testers ..........          8,861            992          4,779            318            426
Lead frame magazines           4,733            277          1,650             --             12
Security solutions ..          9,501         (4,122)        19,145            919            330
Research and
   development center             --             --         15,964          1,923          2,257
LCD merchandise
   business .........          5,050            302         10,980             --             --
Other (note a) ......            644         (5,787)            --         63,871          1,455
                        ------------   ------------   ------------   ------------   ------------

Consolidated ........   (won)143,643   ((won)11,903)  (won)212,412    (won)70,408     (won)9,012
                        ============   ============   ============   ============   ============

                                                                                           Depreciation
                                               Operating                                   of property,
                                                 income      Identifiable     Capital       plant and
                                  Sales          (loss)         assets      expenditures    equipment
                               ------------   ------------   ------------   ------------   ------------
                                           (As of and for the year ended December 31, 2001)
Handlers and components ....    (won)19,823   ((won)14,184)   (won)36,215       (won)134       (won)803
SMD placement systems ......         20,992        (35,485)        82,026            205          2,348
TFT-LCD handlers and testers          5,053         (1,458)         2,860             --            207
Security solutions .........         15,517            494         35,671            318            468
Research and development
   center ..................             --             --         23,562         17,421          1,754
Other ......................          8,442        (12,054)            --          5,515          2,588
                               ------------   ------------   ------------   ------------   ------------

Consolidated ...............    (won)69,827   ((won)62,687)  (won)180,334    (won)23,593     (won)8,168
                               ============   ============   ============   ============   ============

                                                                                           Depreciation
                                               Operating                                   of property,
                                                 income      Identifiable     Capital       plant and
                                  Sales          (loss)         assets      expenditures    equipment
                               ------------   ------------   ------------   ------------   ------------
                                           (As of and for the year ended December 31, 2002)
Handlers and components ....    (won)16,859   ((won)14,192)   (won)19,794       (won)327       (won)594
SMD placement systems ......         23,486        (30,472)        35,404            537            977
TFT-LCD handlers and testers          2,860             19             --             --             --
Security solutions .........         15,881           (788)        35,360            215            321
Research and development
   center ..................             --             --         20,441            189            343
Other ......................         10,629         (4,762)            --          1,970          4,476
                               ------------   ------------   ------------   ------------   ------------

Consolidated ...............    (won)69,715   ((won)50,195)  (won)110,999     (won)3,238     (won)6,711
                               ============   ============   ============   ============   ============

      In addition to business segment identifiable assets, total assets as of December 31, 2000, 2001 and 2002 of (won)356,154 million, (won)338,607 million and (won)236,177 million, respectively, include unallocated corporate assets consisting of cash and investments ((won)60,755 million, (won)60,347 million and (won)60,496 million as of December 31, 2000, 2001 and 2002, respectively), land ((won)44,790 million, (won)31,208 million and (won)7,749 million as of December 31, 2000, 2001 and 2002, respectively), loans - net ((won)7,890 million,
(won)6,513 million and (won)441 million as of December 31, 2000, 2001 and 2002, respectively) and other ((won)30,307 million, (won)60,204 million and
(won)56,492 million as of December 31, 2000, 2001 and 2002, respectively).

      The unallocated other corporate assets of (won)30,307 million as of December 31, 2000 mainly consisted of building of (won)19,915 million and other assets of (won)10,392 million. Unallocated other corporate assets of (won)60,204 million as of December 31, 2001 mainly consisted of buildings of (won)29,690 million, advance payments of (won)8,883 million and other assets of

(won)21,631 million. Unallocated other corporate assets of (won)56,492 million as of December 31, 2002 mainly consisted of buildings of (won)16,311 million, long-term receivable-net of (won)6,099 million and other assets of (won)34,082 million.

----------

(Note a) In 2000, other capital expenditures included land and building acquired for head office for (won)36,459 million and (won)19,915 million, respectively.