Form 20-F
period 2003-12-31
MIRAE CORP
filed 2004-06-29
CIK 1099196

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F
(Mark One)

/_/        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

/X/           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

                                       OR

/_/         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
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

         Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                     Name of Each Exchange
         Title of Each Class                          on Which Registered
         -------------------                         ---------------------

American Depositary Shares, Common                  The NASDAQ National Market
 Stock par value Won 100 per share

         Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      None
                                (Title of Class)
                               -------------------

         Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.

                                      None
                                (Title of Class)
                               -------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

             Common Stock                                179,186,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                Yes  /X/                            No   /_/

Indicate by check mark which financial statement item the Registrant has elected to follow.

               Item 17  /_/                      Item 18   /X/

                               TABLE OF CONTENTS


                                                                                   Page

CERTAIN TERMS AND CONVENTIONS........................................................1


PART I...............................................................................6
     ITEM 1.        Identity of Directors, Senior Management and Advisors............6
     ITEM 2.        Offer Statistics and Expected Timetable..........................6
     ITEM 3.        Key Information..................................................6
     ITEM 4.        Information on the Company......................................21
     ITEM 5.        Operating and Financial Review and Prospects....................44
     ITEM 6.        Directors, Senior Management and Employees......................64
     ITEM 7.        Major Shareholders and Related Party Transactions...............72
     ITEM 8.        Financial Information...........................................74
     ITEM 9.        The Offer and Listing...........................................75
     ITEM 10.       Additional Information..........................................76
     ITEM 11.       Quantitative and Qualitative Disclosures About Market Risk......90
     ITEM 12.       Description of Securities Other Than Equity Securities..........91

PART II.............................................................................91
     ITEM 13.       Defaults, Dividend Arrearages and Delinquencies.................91
     ITEM 14.       Material Modifications to the Rights of Security Holders
                    and Use of Proceeds.............................................91
     ITEM 15.       Controls and Procedures.........................................91
     ITEM 16A.      Audit Committee Financial Expert................................91
     ITEM 16B.      Code of Ethics..................................................92
     ITEM 16C.      Principal Accountant Fees and Services..........................92
     ITEM 16D.      Exemptions from the Listing Standards for Audit Committes.......92
     ITEM 16E.      Purchases of Equity Securities by the Issuer and Affiliated
                    Purchasers......................................................93

ART III.............................................................................93
     ITEM 17.       Financial Statements............................................93
     ITEM 18.       Financial Statements............................................93
     ITEM 19.       Exhibits........................................................93

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

                         CERTAIN TERMS AND CONVENTIONS


Definitions

     Unless the context otherwise requires, references in this annual report to:

     o "Mirae", the "Company", "we", "our" and "us" are to Mirae Corporation and its consolidated subsidiaries.

     o    "Korea" is to the Republic of Korea.

     o    "Government" is to the Korean government.

     o    "Won," "won" or "(won)" is to the currency of Korea.

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

     o "Information Technology" - IT (information technology) is a term that encompasses all forms of technology used to create, store, exchange, and use information in its various forms (business data, voice conversations, still images, motion pictures, multimedia presentations, and other forms, including those not yet conceived). The term includes both telephony and computer technology.

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

     o    "PCB" - Printed circuit boards.

     o "PKI" - Public key infrastructure, a system of public key encryption using digital certificates from certificate authorities and other registration authorities that verify and authenticate the validity of each party involved in an electronic transaction.

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

Currencies

     We publish our financial statements in won. Unless otherwise indicated, all translations from won to U.S. dollars have been made at a rate of Won 1,192.00 to US $1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2003. We do not represent that won or U.S. dollar amounts could be converted into U.S. dollars or won, as the case may be, at any particular rate or at all. On June 25, 2004, the Noon Buying Rate was Won 1,150.00 to US $1.00.

                                    PART I

ITEM 1.  Identity of Directors, Senior Management and Advisors

     Not applicable.

ITEM 2.  Offer Statistics and Expected Timetable

     Not applicable.

ITEM 3.  Key Information

A.       Selected Financial Data

     Our selected consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, as of and for the years ended December 31, 2001, 2002 and 2003, together with the notes thereto, which appear elsewhere in this annual report.

     Our consolidated financial statements are prepared in accordance with Korean generally accepted accounting principles ("Korean GAAP"), which differs in certain material respects from United States generally accepted accounting principles (U.S. GAAP). See notes 27 and 28 of notes to our consolidated financial statements.

Consolidated Statements of Operations Data         1999        2000        2001        2002       2003        2003
                                                ---------------------------------------------------------------------
                                                    Won        Won         Won         Won         Won       US$(1)

                                                    (Won in millions and US$ in thousands, except per share data)
                                                ---------------------------------------------------------------------
Korean GAAP(2):
Sales .................................         45,681     146,099      68,977      64,430      95,053      79,742
Cost of sales .........................         36,111     111,377      63,590      56,863      72,703      60,992
                                                ---------------------------------------------------------------------
  Gross profit ..........................          9,570      34,722       5,387       7,567      22,350      18,750
  Selling, general and administrative
  expenses ..............................         19,988      27,233      45,321      37,651      27,973      23,467
                                                ---------------------------------------------------------------------
  Operating income (loss) ...............        (10,418)      7,499     (39,934)    (30,084)     (5,623)     (4,717)
                                                ---------------------------------------------------------------------
  Other income ..........................         14,603      12,809      11,020      13,285      36,810      30,881
  Other expenses ........................          9,601      20,173      54,945      56,091      30,271      25,395
                                                ---------------------------------------------------------------------
  Income (loss) before income taxes and
     minority interest ..................         (5,416)        135     (83,859)    (72,890)        916         768
  Income tax expense (benefit) ..........         (5,396)     (3,602)     14,234         277          18          15
                                                ---------------------------------------------------------------------
  Income (loss) before minority interest             (20)      3,737     (98,093)    (73,167)        898         753
                                                ---------------------------------------------------------------------
  Minority interest in net loss (gain) of
     consolidated Subsidiaries ..........           (216)        533      (1,055)        176       1,626       1,364
                                                ---------------------------------------------------------------------
  Net income (loss) .....................           (236)      4,270     (99,148)    (72,991)      2,524       2,117
                                                =====================================================================
  Net income (loss) per share (3) .......             (2)         28        (654)       (470)         16       0.013
                                                =====================================================================
  Cash dividends per share ..............             17          20          15        --          --          --

  U.S. GAAP(4):
  Sales .................................         51,358     143,643      69,827      69,715      96,039      80,570
  Gross profit (loss) ...................         15,526      43,545      (8,193)     (7,071)     13,867      11,633
  Operating loss ........................        (11,163)    (11,903)    (62,687)    (50,195)    (21,518)    (18,053)
                                                ---------------------------------------------------------------------



  Net income (loss) .....................           (117)      9,290     (84,811)    (62,607)    (24,278)    (20,367)
                                                =====================================================================
  Net income (loss) per share(3) ........             (1)         61        (560)       (403)       (152)     (0.128)
                                                =====================================================================




         Consolidated Balance Sheet Data           1999           2000          2001           2002         2003        2003
                                                ---------------------------------------------------------------------
                                                    Won           Won            Won           Won          Won        US$(1)

                                                                    (Won in millions and US$ in thousands)
                                               ---------------------------------------------------------------------------------
         Korean GAAP(2):
         Cash and cash equivalents and
            short-term financial
            instruments................           20,137         35,338        57,724         39,784        36,197      30,367
         Working capital(5)............           66,542        148,087        89,333         83,491        78,545      65,894
         Total assets..................          181,221        379,172       351,122        240,512       231,717     194,394
         Current liabilities...........           21,252         38,136        95,594         51,061        36,349      30,494
         Long-term liabilities.........            1,957         11,819         5,076         14,565        18,776      15,751
         Total shareholders' equity....          158,012        329,217       250,452        174,886       176,592     148,149

         U.S. GAAP(4):
         Total assets..................          172,743        356,154       338,607        236,177       223,876     187,815
         Total liabilities.............           26,779         68,053       129,088         87,926        74,967      62,892
         Total shareholders' equity....          145,964        288,101       209,519        148,251       148,909     124,923


(1) The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of Korea and has been made at the rate of Won 1,192.00 to US $1.00, the Noon Buying Rate on the last business day of the year ended December 31, 2003.

(2) The Korean GAAP balance sheet of the Company has been prepared in accordance with Statement of Korea Accounting Standards ("SKAS") No. 2 through No. 9, which are effective from the fiscal year beginning after December 31, 2002.

     In 2003, we adopted SKAS No. 6 which requires that appropriations of retained earnings, including declaration of dividends (or dispositions of accumulated deficit) be recorded in our financial statements when approved by shareholders. Our financial statements as of December 31, 1999, 2000, 2001 and 2002 have been restated to reflect the effect of this accounting change retrospectively. As a result, total liabilities as of December 31, 1999, 2000, 2001 and 2002 decreased by Won 2,161 million, Won 1,846 million, Won 422 million and Won 230 million, respectively, and shareholders' equity as of December 31, 1999, 2000, 2001 and 2002 increased by the same amount.

(3) Net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding for the relevant period. In addition, net income (loss) per share was recalculated considering the effect (5.12%) of additional issuance with consideration in 2003 which were issued less than fair value, and 20% stock dividends in 2003. See note 20 of the notes to consolidated financial statements.

(4) See notes 27 and 28 of the notes to our consolidated financial statements for reconciliation to U.S. GAAP.

(5)  Working capital means current assets minus current liabilities.


Exchange Rate

     The following table sets forth, for the periods indicated, the Noon Buying Rate expressed in won per US$1.00.


                                                                       Noon Buying Rate
                                             -------------------------------------------------------------------
                 Period                           End            Average(1)           High               Low
----------------------------------------------------------------------------------------------------------------
                                                                      (won per US $1.00)
1999...............................            1,136.00           1,188.00          1,243.00          1,125.00
2000...............................            1,267.00           1,140.00          1,267.00          1,106.00
2001...............................            1,314.00           1,293.00          1,369.00          1,234.00
2002 ..............................            1,186.30           1,242.00          1,332.00          1,160.60
2003 ..............................            1,192.00           1,192.08          1,258.00          1,146.00
December 2003......................            1,192.00              -              1,200.00          1,183.00
January 2004.......................            1,174.00              -              1,195.10          1,172.00
February 2004......................            1,179.00              -              1,180.00          1,152.20
March 2004.........................            1,146.70              -              1,181.00          1,146.70
April 2004.........................            1,173.60              -              1,173.60          1,141.40
May 2004...........................            1,165.00              -              1,191.00          1,165.00
June 2004 (through June 25, 2004)..            1,150.00              -              1,164.80          1,150.00
--------------

(1) The average of the Noon Buying Rate on the last business day of each month during the period.


B.       Capitalization and Indebtedness

     Not applicable.

C.       Reasons for the Offer and Use of Proceeds

     Not applicable.

D.       Risk Factors

Risks Relating to Mirae Corporation

Our business could be adversely affected by the cyclical nature of the semiconductor industry.

     We sell our products to the semiconductor industry, which industry is subject to sudden, extreme, cyclical variations in product supply and demand. Since late 2000, the semiconductor industry has been in a cyclical downturn characterized by reduced demand for products, lower average selling prices, reduced investment in semiconductor capital equipment and other factors all of which have resulted in lower sales and earnings for our business. The timing, length and severity of these cycles are difficult to predict. In some cases, these cycles have lasted more than a year. The latest downturn has lasted longer than past cycles and, although conditions in the industry improved in the fourth quarter of 2003, the market remains volatile and hard to predict. Semiconductor manufacturers in the past have contributed to the severity of these cycles by not properly gauging market conditions and have in the past made untimely capital expenditures, over-investing or under-investing. Such downturns may have a material adverse effect on our business, financial condition and results of operations to the extent that we are unable to respond effectively to these industry cycles.

     Downturns in the semiconductor industry often occur in connection with, or anticipation of, maturing product cycles and declines in general economic conditions. Industry downturns have been characterized by reduced demand for semiconductor devices and equipment, production over-capacity and a decline in average selling prices. During a period of declining demand, we must be able to quickly and effectively reduce expenses and motivate and retain key employees. Our ability to reduce expenses in response to any downturn in the semiconductor industry is limited by our need for continued investment in engineering and research and development and extensive ongoing customer service and support requirements. In addition, the long lead time for production and delivery of some of our products creates a risk that we may incur expenditures or purchase inventories for products, which we cannot sell. During periods of extended downturn, a portion of our inventory may be written down if it is not sold. No assurance can be given that any future downturns in the semiconductor industry will not be as or more severe than in the past, or that our results of operations or financial condition will not be materially and adversely affected by such downturns or other developments in these industries.

     Industry upturns have been characterized by fairly abrupt increases in demand for semiconductor devices and equipment and insufficient production capacity. During a period of increasing demand and rapid growth, we must be able to quickly increase manufacturing capacity to meet customer demand and hire and assimilate a sufficient number of additional qualified personnel. Our inability to quickly respond in times of increased demand could harm our reputation and cause some of our existing or potential customers to place orders with our competitors rather than us.

     In addition, the semiconductor industry has been highly cyclical from quarter to quarter and as a result our operating results can fluctuate from quarter to quarter, which could negatively impact our business and our stock price. For a detailed summary of historical semiconductor industry performance, see "Item 4. Information on the Company--Industry Background--The Semiconductor Market".

Our customer concentration may adversely affect our profitability.

     The semiconductor manufacturing industry is highly concentrated, with a relatively small number of large semiconductor manufacturers worldwide accounting for a substantial portion of the purchases of semiconductor test handling equipment. We are heavily dependent on several major customers, including Hynix Semiconductor Inc. (formerly Hyundai Electronics Industries Co., Ltd.) and Samsung Electronics Co., Ltd., both Korean companies, SanDisk Corporation and Infineon Technologies AG. In the SMD placement systems industry, mechatronics companies including E-Pro Co., Ltd., CS Tech Co., Ltd. and WeTech Co., Ltd. are our major customers in Korea. SanDisk Corporation is the world's largest supplier of flash memory data storage card products and Infineon is a leading innovator in the international semiconductor industry.

     Although one of our strategies is to expand our domestic customer base and increase our overseas sales to reduce our reliance on a few large customers, such customers will likely remain important customers for the foreseeable future. Financial difficulties of any of these customers, the loss of any of these customers or a reduction in orders or sales by any of these customers would have a material adverse effect on our business, financial condition and results of operations.

Our products may become obsolete as a result of rapid technological change in semiconductor related industries.

     The semiconductor industry and the semiconductor equipment manufacturing industry are subject to rapid technological change and new product introductions and enhancements. Our ability to remain competitive will depend in part upon our ability to develop new products and to introduce these products at competitive prices and on a timely and cost effective basis. Our success in developing new and enhanced products depends upon a variety of factors, including:

     o    timely and efficient completion of product design;

     o timely and efficient implementation of manufacturing and assembly processes;

     o    enhancement of product performance; and

     o    effective sales and marketing.

     Since new product development commitments must be made well in advance of sales, we must anticipate both future demand and the technology that will be available to supply that demand. Furthermore, introductions of new and complex products typically involve a period in which we identify design, engineering and reliability issues. While we believe that we have the technological resources and ability to identify these issues, manage technological advances in the industry and, in many instances, improve upon that technology, future improvements in semiconductor design and in manufacturing technology may make our products obsolete.

We may not be able to increase our market share because certain of our competitors are more established than we are in some of our key and target markets.

     We seek to increase sales of our products in Korea, other Asian markets, the United States and Europe. Since certain of our competitors already operate in these key markets, many of whom have greater resources than we do, we may not be able to compete effectively for market share in such markets.

     Some of our major competitors have the following advantages:

     o    greater name recognition;

     o    more diversified product lines;

     o    larger customer bases; and

     o    significantly greater financial, technical and marketing resources.

     As a result, as compared with us, they may be able to:

     o    better withstand downturns in our key markets;

     o adapt more quickly to new or emerging technologies or changes in customer requirements; and

     o    market, sell and support their products more effectively.

     Our inability to compete effectively in such markets and increase sales and market share in such markets will likely have a material adverse effect on our financial condition and results of operations.

Our new products and new business lines may not be successful.

     Our strategies entail expanding the range of our products, as well as widening our customer base in the Asia Pacific region, the United States and Europe. Our ability to implement these strategies will depend upon our use of our core competencies to develop new products and market them successfully both in and outside of Korea. We have expanded our core product offerings to include flash card specialized handler products, SMD placement systems and Information Technology related products and services. Through our subsidiary, SoftForum Co., Ltd., we have developed and have begun selling security solutions for on line banking, trading and electronic commerce. Although SoftForum has PKI-oriented solutions which we believe are technologically advanced in the area of infrastructure design and system integration, SoftForum's competitors may introduce a new technology and may have greater resources to compete in its market. Although we have accumulated several years of experience, our Information Technology and software security solutions business lines are relatively new businesses for us and we may not have the necessary market know how or the operating and managerial experience to compete in these markets. See "Item 4 --Information on the Company--Business Overview--Information Technology Businesses and On line Solutions". No assurance can be given that any of these products or businesses or any future products or businesses developed by us will be accepted by the market and be profitable or that we will be able to find suitable markets with sufficient demand for our products. The failure of one or more of these products or business lines could have a material adverse effect on our business, results of operations and financial condition.

We may have significant amounts of uncollected and uncollectable trade accounts receivable.

     In order to penetrate new markets and build market share quickly, in particular the SMD placement systems market beginning in 1999, we offered longer payment periods to our customers. To increase our market share in the SMD placement systems market, we also provided credit to customers whose credit was not as strong as our semiconductor test handler customers. Although we have recently begun to control credit quality, the amount of our uncollected and uncollectable trade accounts have continued to rise. We had total outstanding trade accounts receivable of Won 33,965 million and Won 40,589 million as of December 31, 2002 and 2003, respectively. As a result of such marketing efforts and due to the weakness in the markets in which we operate, we have experienced significant uncollected and uncollectable trade accounts receivable. Our allowance for doubtful accounts increased from Won 14,323 million in 2002 to Won 17,415 million in 2003. See "Item 4--Information on the Company--Business Overview--SMD Placement Systems--Sales and Marketing." No assurance can be given that we will not have to extend credit terms in the future in order to be competitive or as a result of deteriorating economic conditions.

We may hold excess raw material and product inventories.

     We had inventories of Won 9,664 million as of December 31, 2003. This was a decrease of 56.6%, or Won 12,597 million, from Won 22,261 million as of December 31, 2002 resulting from our adoption of a new inventory management system in 2002. Generally, we make advance purchases of raw material inventories for the production of SMD placement systems and advance manufacturing of SMD placement systems in order to reduce the time required for delivery to meet our projected customer demand on a timely basis. We may misjudge the size of raw material and product inventories needed, and thereby hold excess and unusable inventories, which are expensed as inventory valuation losses. We reported Won 12,428 million of loss from loss in valuation of inventories in 2003, which was a 39.1% decrease from Won 20,409 million in 2002. Our financial condition and results of operations would be adversely affected if we were unable to maintain adequate inventory level or if there were significant increases in the costs of raw materials or problems with the quality of these raw materials.

Market prices for our products may decline in the future.

     We anticipate that market prices for our main products may decline in the future due to intensified competition. We expect that significant competition among local and international companies, including from new entrants, may continue to drive equipment prices lower. In the past few years, average prices for certain models of our SMD placement systems have declined 5-10%, which we attribute in part to the contraction in this industry as well as increased competition. We also expect that there may be increases in promotional spending by companies in our industry that would also contribute to increasing movement of customers between competitors. Such increased competition and the resulting decline of market prices for our products would have a material adverse effect on our business, financial condition and results of operations.

We have only limited experience in providing Information Technology related products and services.

     Our future success may be dependent on the success of our Information Technology related products and services. If we are unable to successfully establish and expand these businesses, we may lose market share to competitors who are more successful.

     The success of our (including our subsidiaries') Information Technology related businesses depends on a variety of factors, including:

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

     o    the success of our advertisements for our products and services; and

     o    general economic trends.

     Our inability to grow and make profitable our Information Technology business may have an adverse effect on our business, financial condition and results of operations.

The recent slowdown in the Information Technology industry may cause bankruptcies or significant losses in some or all of our Information Technology related investments.

     We have made significant investments in Information Technology businesses. We hold a greater than 20% stake in four subsidiaries and affiliates engaged in Information Technology related businesses. See "Item 4--Information on the Company--Business Overview--Information Technology Businesses and On line Solutions". During the last three years, we sustained losses from several of our Information Technology related investments. Due to the difficult market conditions currently prevailing in the information technology industry, there is a possibility that some of the Information Technology related companies in which we have invested may continue to sustain a large amount of losses or eventually become insolvent. In such a case, the value of our equity in these subsidiaries would decline.

Our Information Technology related businesses depend on the growth and maintenance of the Internet infrastructure.

      The success of our Information Technology related businesses will depend on the continued growth and maintenance of the Internet infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable Internet services. Internet infrastructure may be unable to support the demands placed on it if the number of Internet users continues to increase, or if existing or future Internet users access the Internet more often or increase their bandwidth requirements. In addition, viruses, worms and similar programs may harm the performance of the Internet. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as our ability to provide our solutions, which could hinder the performance of our Internet related investments.

The Information Technology industry's standards and technology are evolving.

     Our future success may depend upon our ability to enhance our existing Information Technology related products and services and to develop new products and services that meet changing customer requirements. The Information Technology market is characterized by rapidly changing technology, evolving industry standards, intense competition and frequent new product and service introductions. No assurance can be given that we can successfully identify new opportunities and develop and bring new Information Technology related products and services to market in a timely manner or that our products or services will be competitive and meet market expectations and demand. Also, we can give no assurance that we will have the necessary resources to obtain advances in technology necessary to remain competitive.

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

We may not be able to manage our growth into new products, new product lines and new markets.

     Our diversification and expansion strategy may place strains on our administrative, operational and financial resources and affect our competitiveness. Such expansion will increase responsibilities placed upon management personnel and will require development or enhancement of operational, managerial and financial systems and controls. If we are unable to effectively manage the expansion of our mechatronics product lines and the integration of our Information Technology businesses and security solutions into our operations, our business, financial condition and results of operations will likely be adversely affected. Our diversification and expansion strategy may also require that we hire additional administrative, sales and marketing personnel, which would increase overall expenses and make it more difficult to maintain our simplified decision making process.

Our operating results may fluctuate due to the seasonality of our sales of semiconductor test handlers and SMD placement systems.

     Our business has been seasonal and our sales have typically been higher in the second half of the year as a result of our semiconductor manufacturing customers making more of their capital expenditures decisions during such period. In addition, our operating results may fluctuate considerably from quarter to quarter. Changes in the nature or level of customer orders or a particularly large customer order or customer cancellation in any particular quarter could cause significant variations in our revenues. For instance, for our handlers, our major customers typically provide to us the specifications needed for their orders. Our success may be dependent upon our ability to mobilize our various divisions to manufacture products to meet our customers' customization and volume demands in a timely and cost efficient manner and, if we are unable to do so, our results will be adversely affected.

     Normally, we deliver our handlers between 1 1/2 and 3 1/2 months after we receive an order. During these lead times, customers may modify or cancel their orders due to their own changing technology or for various other reasons, including economic downturns. The volume and timing of orders placed by our customers vary due to fluctuations in product demand, the development of new semiconductor devices and other microeconomic and macroeconomic factors. Likewise, customers may misinterpret the marketplace direction and incorrectly indicate to us the future customization or volume demand for a particular product. Although our entry into the SMD placement system industry has reduced our dependence on our semiconductor test handler sales, changes in the volume of customer orders could have a material effect on our profitability, in part because of the fixed costs associated with our handler product line and because the volume of customer orders affects the utilization rate of our equipment, labor and other overhead costs.

Our sales and results may be adversely impacted by worldwide economic downturns.

     Our sales and results are increasingly linked to worldwide economic trends, especially economic downturn in the United States, the European Union, Japan and Asia. The economic downturn in Asia in 1998 had a negative effect on the worldwide semiconductor market and made semiconductor and end-user market requirements more difficult to predict. The deterioration of the economic conditions in 2001 and 2002 in the United States and in most economically developed countries has been negatively impacting the semiconductor market since 2001. According to industry data provided by Worldwide Semiconductor Trade Statistics (WSTS) Inc., following a growth of 36.8% in 2000, the semiconductor market declined by 32% in 2001 and increased by a mere 1.3% in 2002. Economic downturn and uncertainties worldwide may have a material adverse effect on our customers' business, which will likely reduce demand for our products. See "--Risks Relating to Korea--Our businesses may be adversely affected by developments affecting the Korean economy."

Infringement of our intellectual property rights could negatively impact our results of operations.

     Our success is dependent in part on our technology and our ability to continue to use our technology as well as our ability to obtain from third party sources technology used in our business. We rely on a combination of contractual rights and patent, copyright, trademark and trade secret laws to establish and protect proprietary rights in our technology. If we are unable to establish or protect these rights in the domestic and international markets in which we compete, our competitors may be able to use our intellectual property to compete against us in such markets. This could limit our growth and adversely affect our operating results. The laws of certain countries in which our products are distributed do not protect our products and intellectual property rights to the same extent as the laws of the United States and Korea. Accordingly, effective patent, copyright and trademark protection may be unavailable in certain foreign countries.

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

     We also rely on, through contracts, purchases and other means, the intellectual property rights of others in our business. The inability to obtain commercially reasonable terms on such intellectual property or the threat by a third party of intellectual property right infringement may have a material adverse effect on our business and results of operations. Intellectual property rights in Korea may not be as extensive as those in the United States or elsewhere. Additionally, a Korean court may apply a less strict enforcement standard and/or award a smaller amount of damages than a U.S. court. The laws of other countries may not protect our intellectual property as vigorously as in the United States or Korea. An adverse outcome in any dispute could subject us to significant liabilities, require us to cease manufacture, sales and shipments of products or our use of processes requiring the relevant technologies or alter the design of our products or make it necessary for us to obtain licenses from third parties. Litigation could also adversely affect our sales of the challenged product and divert the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. We do not believe that we have infringed on the intellectual property rights of any third party.

We are controlled by a major shareholder.

     Moon Soul Chung, founder and former President, Chief Executive Officer and Chairman of the Board of Directors of the Company, together with his family members, beneficially owns approximately 13.86% of our outstanding common stock, on a fully diluted basis as of December 31, 2003. See "Item 6--Directors, Senior Management and Employees--Share Ownership." Accordingly, Mr. Chung may be able to influence the composition and decisions of our Board of Directors and shareholder votes relating to certain types of decisions and transactions, including those involving an actual or potential change of control.

We rely on key personnel.

     As is common in the semiconductor and related industries, success depends to a significant extent upon our key senior executives and research and development, engineering, marketing, sales, manufacturing, support and other personnel. Our success also depends upon our ability to continue to attract, retain and motivate qualified personnel. The competition for such employees is intense, and the loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on us. Although we have "key man" life insurance for all executive officers, the loss of the services of key personnel or the inability to attract additional qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in negative tax consequences to you.

     Since we presently hold a significant amount of short term investments and other passive assets, including cash, and as we anticipate that we will continue to hold a significant amount of passive assets, there is a risk that we will be classified as a passive foreign investment company (a "PFIC") for United States federal income tax purposes. If we are classified as a PFIC for the current or any future taxable year, a U.S. Holder (as defined in "Item 10--Additional Information--Taxation--United States Federal Income Tax Considerations") of ADSs or common stock generally would, upon certain distributions by us with respect to the ADSs or common stock or upon a disposition of the ADSs or common stock by the U.S. Holder, be treated as if the distribution or gain had been recognized ratably over the U.S. Holder's holding period for the ADSs or common stock during which we were a PFIC, and the U.S. Holder would be liable for: (i) tax thereon, computed at ordinary income rates for any taxable year prior to the first taxable year in which we are classified as a PFIC, and at the highest applicable rate in effect for the U.S. Holder for each taxable year beginning with the first taxable year in which we are classified as a PFIC (other than the current taxable year) and
(ii) an interest charge on the tax attributable to taxable years beginning with the first taxable year in which we are classified as a PFIC (other than the current taxable year). Certain aspects of this adverse tax treatment, however, may be avoided by a U.S. Holder who makes a "mark to market" election. See "Item 10--Additional Information--Taxation--United States Federal Income Tax Considerations" for a more detailed discussion of the United States federal income tax consequences of our classification as a PFIC and the tax consequences of the mark to market election. Each prospective investor is urged to consult his or her tax advisor regarding the application and the effect of the PFIC rules in connection with the purchase, ownership and disposition of ADSs or common stock.

Becoming an investment company would preclude us from making subsequent offerings.

     While we believe we are not an investment company, as defined in the U.S. Investment Company Act of 1940, as amended, and we do not intend to become an investment company. To the extent we acquire additional investment securities as the result of which the value of our total investment securities exceeds 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, we could become an investment company. If we became an investment company, we would be precluded from raising additional capital in the United States.

Risks Relating to Korea

Our businesses may be adversely affected by developments affecting the Korean economy.

     We are dependent to a large extent on sales of our products to Korean companies. As a result, our future performance will depend in large part on Korea's economic growth and stability. Adverse developments in Korea's economy or in political or social conditions in Korea may have an adverse effect on our results of operations, which could have an adverse effect on our business.

     In 1997 and 1998, Korea experienced a significant increase in the number and size of companies filing for corporate reorganization and protection from their creditors. As a result of these corporate failures, high levels of short-term foreign currency borrowings from foreign financial institutions and the non-market oriented factors in making lending decisions, Korea's financial institutions experienced a sharp increase in non-performing loans and a deterioration in their capital adequacy ratios. These developments led to a substantial increase in the number of unemployed workers, reducing the purchasing power of consumers in Korea. These developments also led international credit rating agencies to downgrade the credit ratings of Korea and various companies and financial institutions in Korea to below investment grade, although Standard & Poor's, or S&P, and Moody's raised the credit rating of Korea back to investment grade levels in early 1999. The current long-term foreign currency rating of Korea by S&P is A- and the current foreign currency rating on bond obligations of Korea by Moody's is A3. Prompted by heightened security concerns stemming from nuclear weapons program of Democratic People's Republic of Korea, or North Korea, Moody's changed the outlook on the long-term ratings of Korea from positive to negative in February 2003.

     Although the Korean economy began to experience a recovery in 1999, the pace of the recovery has since slowed and has been volatile. The economic indicators in 2001, 2002 and 2003 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to terrorist attacks in the United States that took place on September 11, 2001, recent developments in the Middle East, including the war in Iraq, higher oil prices, the general weakness of the global economy and the outbreak of severe acute respiratory syndrome, or SARS, in Asia and other parts of the world have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the Korean economy. Any future deterioration of the Korean economy would adversely affect our financial condition and results of operations.

     Furthermore, in March 2003, SK Global (which subsequently changed its name to SK Networks Co., Ltd.), an affiliate of Korea's third largest conglomerate, the SK group, was charged with an accounting fraud. The SK Global scandal caused temporary disruptions to the financial market as interest rates soared and investors withdrew their funds from investments in bonds and commercial papers issued by SK Global. In addition, the Korean labor market experienced several labor disturbances in 2003, including the strike led by the Korean Cargo Workers Federation of the Korean Confederation of Trade Unions in May and August 2003.

     The Korean economy in 2004 has been volatile and growth has been limited, in part as a result of decrease in the domestic demand and deterioration in consumer sentiment due to the record-high credit card and household debt, which constrains any increases in consumption. In the political arena, the first half of 2004 was fraught with political controversy caused by President Roh Moo-Hyun's alleged breach of election laws, which eventually culminated in an impeachment of the President by Korea's National Assembly on March 12, 2004. President Roh's presidential powers were suspended for 64 days until the Korean Constitutional Court revoked the impeachment in May 2004. Recent discussions between governments of Korea and the United States about withdrawing the American Forces stationed in Korea have become another factor of uncertainty affecting the Korean economy.

     Developments that could hurt Korea's economy in the future include:

     o financial problems relating to Korean conglomerates, or chaebols, or their suppliers, and their potential adverse impact on Korea's financial sector, including as a result of recent investigations relating to unlawful political contributions by chaebols;

     o failure of restructuring of large troubled companies, including LG Card and other troubled credit card companies and financial institutions;

     o adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including depreciation of the U.S. dollar or Yen), interest rates and stock markets;

     o increased reliance on exports to service foreign currency debts, which could cause friction with Korea's trading partners;

     o adverse developments in the economies of countries such as the United States, China and Japan to which Korea exports, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

     o the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

     o social and labor unrest or declining consumer confidence or spending resulting from lay-offs, increasing unemployment and lower levels of income;

     o another widespread outbreak of severe acute respiratory syndrome, or SARS, or any similar contagion, in Asia and other parts of the world;

     o a decrease in tax revenues and a substantial increase in the Korean government's political uncertainty or increasing strife among or within political parties in Korea; and

     o political uncertainty or increasing strife among or within political parties in Korea; and

     o a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy.

     Any developments that could adversely affect Korea's economic recovery will likely also decrease demand for our products and adversely affect our financial condition and results of operations.

Depreciation of the value of the Won against the U.S. dollar and other major foreign currencies may have a material adverse effect on our results of operations and on the prices of our common stock and the ADSs.

     All of our revenues are denominated in Won. Depreciation of the Won may materially affect our results of operations because, among other things, it causes:

     o an increase in the amount of Won required by us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 45% of our total consolidated long-term debt, including current portion, as of December 31, 2003; and

     o an increase in Won terms, of the costs of equipment that we purchase from overseas sources which we pay for in U.S. dollars or other foreign currencies.

     Fluctuations in the exchange rate between the Won and the U.S. dollar will affect the U.S. dollar equivalent of the Won price of the shares of our common stock on the Korea Stock Exchange. These fluctuations also will affect the amounts a registered holder or beneficial owner of ADSs will receive from the ADR depositary in respect of:

     o dividends, which will be paid in Won to the ADR depositary and converted by the ADR depositary into U.S. dollars;

     o the U.S. dollar value of the proceeds that a holder will receive upon sale in Korea of the shares; and

     o    the secondary market price of the ADSs.

Increased tensions with North Korea could have an adverse effect on us and the prices of our common stock and the ADSs.

     Relations between Korea and North Korea have been tense over most of Korea's history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increasing hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea's nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February 2004, six party talks resumed in Beijing, China. Any further increase in tensions, resulting for example from a break-down in contacts or an outbreak in military hostilities, could hurt our business, results of operations and financial condition and could lead to a decline in the market value of our common stock and the ADSs.

Korea's new legislation allowing class action suits related to securities transactions may expose us to additional litigation risk.

     A new law enacted on January 12, 2004 allows class action suits to be brought by shareholders of companies listed on the Korea Stock Exchange (including us) for losses incurred in connection with purchases and sales of securities and other securities transactions arising from (i) false or inaccurate statements provided in registration statements, prospectuses, business reports and audit reports; (ii) insider trading and (iii) market manipulation. This law would become effective starting from January 1, 2005, provided that class action suits with respect to item (i) above against companies whose total assets are less than Won 2.0 trillion as of the end of the fiscal year immediately preceding January 1, 2005 will become effective from January 1, 2007. This law permits 50 or more shareholders who collectively hold 0.01% of the shares of a company to bring a class action suit against, among others, the issuer and its directors and officers. It is uncertain how the courts will apply this law. Litigation can be time-consuming and expensive to resolve, and can divert management time and attention from the operation of a business. We are not aware of any basis under which such suit may be brought against us, nor are any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the ADSs

Liquidity of our ADSs may be limited.

     Our ADSs were first quoted for trading on The Nasdaq National Market on November 17, 1999 under the symbol "MRAE" and we issued new ADSs on February 17, 2000. An active market for our ADSs has not yet developed and trading volumes of our ADSs in The Nasdaq National Market remain low. There can be no assurance that an active market will develop or, if such a market does develop, that it will continue.

An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may suffer dilution of his equity interest in us.

     The Korean Commercial Code and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares in proportion to their existing ownership percentage whenever new shares are issued. If we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, the ADR depositary, after consultation with us, may make the rights available to an ADS holder or use reasonable efforts to dispose of the rights on behalf of the ADS holder and make the net proceeds available to the ADS holder. The ADR depositary, however, is not required to make available to an ADS holder any rights to purchase any additional shares unless it deems that doing so is lawful and feasible and:

     o a registration statement filed by us under the U.S. Securities Act of 1933, as amended, is in effect with respect to those shares; or

     o the offering and sale of those shares is exempt from, or is not subject to, the registration requirements of the U.S. Securities Act.

     We are under no obligation to file any registration statement with respect to any ADSs. If a registration statement is required for an ADS holder to exercise preemptive rights but is not filed by us, the ADS holder will not be able to exercise his preemptive rights for additional shares. As a result, ADS holders may suffer dilution of their equity interest in us.

Your ability to deposit shares with the Depositary and obtain ADSs may be limited.

     Under current Korean laws and regulations, neither shares of our common stock acquired in the open market nor shares withdrawn from the depositary facility may be deposited or re deposited, as the case may be, in the depositary facility without our consent. Although we have in the past consented to such deposit unless such deposit was prohibited by Korean law or violated our Articles of Incorporation, no assurance can be given that we will always consent to the deposit of such shares.

As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the Depositary to exercise those rights.

     The rights of shareholders under Korean law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights, are available only to holders of record. Since the Depositary, through Korea Securities Depository, is the holder of record of the shares underlying the ADSs, only the Depositary can exercise those rights in connection with the deposited shares. The Depositary will, if we ask it to, make efforts to vote the shares underlying your ADSs as instructed by you and will pay to you the dividends and distributions collected from us. However, in your capacity as an ADS holder, you will not be able to bring a derivative action, examine our accounting books and records or exercise appraisal rights. Furthermore, we may not ask the Depositary to solicit your instructions on how to vote. If you surrender your ADSs and take delivery of the underlying shares, you can exercise all the rights of a shareholder, including voting your shares. However, you may not be informed of events affecting shareholders sufficiently in advance.

ITEM 4.   Information on the Company

A.        History and Development of the Company

General

     Our legal and commercial name is Mirae Corporation. Our registered office is at 9-2, Cha Am-Dong, Chun An City, Chung Chong Nam-Do 330-200, Republic of Korea and our telephone number is (8241) 621-5070.

     Mirae Corporation was founded as a sole proprietorship in 1983 and incorporated as a limited liability company under the laws of Korea in December 1990. Shares of our common stock were listed on the Korea Stock Exchange on November 2, 1996. Our ADSs were first quoted for trading on The Nasdaq National Market on November 17, 1999 under the symbol "MRAE" and we issued new ADSs on February 17, 2000.

     Since 1983, we have manufactured and sold lead frame magazines and products related to machine tools, and after 1989, we diversified our product line into semiconductor test handlers primarily for sale to domestic semiconductor manufacturers. Handlers are specialized robotic machines used to move devices during the testing phase of the semiconductor manufacturing process. Since 1991, we have further diversified our handler product line to include various models of memory test handlers, module test handlers, logic test handlers, flash card test handlers and burn-in sorters. With improvement of our handler product line, our research and development capability has become the foundation of what we believe to be our core competencies: precision mechanisms, intelligent control and machine vision. For the years ended December 31, 2001, 2002 and 2003, sales of handlers accounted for 26.7%, 22.4% and 46.5% of our total sales, respectively.

     In 1998, we designed and developed advanced surface mount placement systems (SMD placement systems), which are machines that affix electronic devices onto printed circuit boards, and TFT-LCD handlers and testers, which are machines that handle and test a new generation of flat panel displays. In 1999, we began to sell these new product lines in Korea and worldwide. We believe that our semiconductor handler products and SMD placement systems are among the most advanced products in the industry. For the years ended December 31, 2001, 2002 and 2003, SMD placement systems became our major product, accounting for 30.4%, 36.5% and 20.2% of our total sales, respectively.

     Beginning in 1999, we started to establish and invest in Information Technology related companies and joint ventures that focus on the development of Information Technology services in Korea.

Corporate Restructuring

     When the general economy, in particular, the semiconductor industry and related markets, experienced a significant downturn in 2001 through 2003, we undertook a strategic corporate restructuring process in order to reduce our risks related to such downturn and to focus on our core competencies as well as our mechatronics businesses. We completed the following steps as part of our corporate restructuring process:

     o To reduce the Company's expenses, we downsized the number of employees by 43.6%, or 227 employees, to 294 in 2003 from 521 employees in 2000. As of December 31, 2001, 2002 and 2003, the total number of our employees was 324, 296 and 294, respectively. As of March 31, 2004, the Company had a total of 280 employees.

     o To focus on our core competencies as well as our mechatronics businesses that would enhance our semiconductor test handler and SMD placement system businesses, we sold our investments in certain Information Technology related businesses that had been experiencing losses. In August 2002, through issuing new shares of SK Communications Corporation (formerly Lycos Korea) to SK Telecom Co., Ltd. for cash, our ownership decreased from 43.25% to 4.54%. In addition, by exercise of our appraisal right as a dissenting shareholder upon SK Communication's agreement to merge with Cyworld Inc., we disposed fully our remaining 6,836,690 shares of SK Communications on June 13, 2003. As a result of such disposal, we recorded gain on disposal of available-for-sale securities of Won 26,940 million.

     o We divested our Kang-nam Mirae building, which had been used for our non-mechatronics operations, for Won 60 billion on May 24, 2002.

     o On August 1, 2001, we transferred our TFT-LCD test handler division to Display Equipment & Total Solutions Co., Ltd. ("DE&T"), which was our affiliate in 2001, for Won 825 million.

Capital Expenditures

     Our capital expenditures in 2001 was Won 23,593 million, primarily for the establishment of the Mirae Research Center in Hwasung City at a cost of Won 17,421 million and for purchases of machinery, supplies and other items at a cost of Won 6,172 million. Our capital expenditures in 2002 was Won 3,238 million, primarily for purchases of machinery, supplies and other items. Our capital expenditures in 2003 was Won 22,669 million, primarily for the acquisition of the land and building now housing Softforum Co., Ltd. in Seoul City at a cost of Won 18,401 million and for purchases of machinery, supplies and other items at a cost of Won 4,268 million.

     We estimate that we will spend approximately Won 10,000 million for capital expenditures in 2004 for a range of projects, including primarily for purchases of machinery, supplies and other items. We may also make additional capital expenditure investments as opportunities arise. In addition, we may increase, reduce or suspend our planned capital expenditure investments for 2004 or change the timing and area of our capital expenditure spending from the estimates reflected above in response to market conditions or for other reasons.

B.       Business Overview

     We design and manufacture mechatronics machines, including the high-precision robotic parts and software that controls these robotic parts, primarily for sale to the semiconductor manufacturing and PCB assembly industries. Our product lines consist of semiconductor test handlers and their components and SMD placement systems. In addition, we provide Information Technology related services in Korea through our subsidiaries and joint ventures and other strategic alliances with, and by making strategic investments in, Information Technology related companies.

Competitive Strengths

     We believe that our principal products, such as handlers and SMD placement systems, are among the most advanced and efficient in the industry. We attribute this to our ability to combine our core competencies in mechatronics with our process know-how in semiconductor manufacturing and PCB assembly and inspection processes, together with our software design expertise.

Core Competencies in Mechatronics

     Our core competencies are concentrated in three mechatronics disciplines: precision mechanism, intelligent control and machine vision.

Precision Mechanism

     Precision mechanism consists primarily of four sub-fields: structural analysis and design, kinetic analysis and design, thermofluid analysis and design and tribology.

     Structural Analysis. Structural analysis and design entails the development of mechanical parts to achieve an optimized balance between high rigidity and low weight.

     Kinetic Analysis. Kinetic analysis and design entails the analysis of the dynamic characteristics of mechanical moving parts and their development to maximize the speeds at which such parts operate and minimize the vibrations which result from operating such parts at increasingly higher speeds.

     Thermofluid Analysis. Thermofluid analysis and design entails the analysis of the effect of temperature on certain materials, the study of the transmission of varying temperatures through these materials and the methods used to control temperature and its related effects.

     Tribology. Tribology entails the study of the friction, wear and lubrication of interacting surfaces in relative motion.

Intelligent Control

     Intelligent control consists primarily of five sub-fields: intelligent process planning, optimal motion planning, precision control, high speed control architecture and power electronics technology.

     Intelligent Process Planning. Intelligent process planning consists of the development of software to manage certain manufacturing processes in order to derive optimal work flow and process planning.

     Optimal Motion Planning. Optimal motion planning consists of the development of software to determine optimal task sequencing to minimize certain mechanical movements.

     Precision Control. Precision control consists of the development of software to control the position, velocity, temperature, vibration and force of mechatronic machinery.

     High Speed Control Architecture. High speed control architecture consists of the development of microprocessors and application specific integrated circuits (ASICs) based hardware to control and maintain the accuracy of fast-moving components.

     Power Electronics Technology. Power electronics technology is used to develop dedicated servo amplifiers designed to drive linear or rotary motors for use in mechatronic products. Dedicated servo amplifiers may achieve higher productivity at lower costs than general purpose servo amplifiers.

Machine Vision

     Machine vision consists primarily of three sub-fields: vision processing, parallel processing architecture and the use of high precision vision algorithms.

     Vision Processing. Vision processing consists of the development of ASICs and supporting hardware for image processing at high speed.

     Parallel Processing. Parallel processing architecture consists of the development of technology that enhances the speed and efficiency of multi-tasking.

     High Precision Vision Algorithms. High precision vision algorithms are used to develop formulae to calculate optimal positioning of items by taking into consideration such factors as rotational angle and the center of gravity of particular components, and to inspect the leads and balls of the electronic devices.

Process Know-How

     In addition to our mechatronics core competencies, in order to manufacture and improve upon our principal products, we require the know-how and understanding of highly specialized engineering processes utilized by our customers. We possess process know-how accumulated through experience and research in areas of semiconductor handling during the testing phase and PCB assembly and inspection. We believe that our core competencies in mechatronics, along with our know-how and understanding of these processes, will enable us to implement our Semiconductor test handler products and SMD placement systems according to market standards.

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

Principal Businesses

Mechatronics Business

Semiconductor Test Handlers

     General. Since 1989, we have designed and manufactured approximately 83 test handler models, including test handlers with minor modifications. We currently design, manufacture and sell four categories of test handlers: memory test handlers, memory module test handlers, logic pick-and-place test handlers and burn-in loader/sorters. In developing and manufacturing these machines, we are utilizing faster and more precise pick-and-place technology applied from our development experience of SMD placement systems, which is one of our core competencies.

     The following table sets forth information about our major test handler models manufactured by us from 1998 to 2003:

            Product                      Specifications                  Market focus              Year Introduced
--------------------------------------------------------------------------------------------------------------------
Memory test handler
MR5500.......................     32/64 device parallel          Pick-and-place type (TSOP,             1998
                                  testing; 7,200 UPH;            QFP, BGA, CSP, Memory
                                  Tri-temperature control;       cards); very short test
                                  Vertical docking               time; for fine pitch
                                                                 devices:  DRAM, Flash
                                                                 memories (SD, MMC)

MR5700.......................     128/64 device parallel         Pick-and-place type (TSOP,             2003
                                  testing (Dual test sites);     TQFP, BGA, CSP); very short
                                  9,000 UPH; Tri-temperature     test time; for fine pitch


            Product                      Specifications                  Market focus              Year Introduced
--------------------------------------------------------------------------------------------------------------------
                                  control, Heat compensation     devices
                                  option, Vertical docking

Memory module test handler
MR7300.......................     8 device parallel testing;     Pick-and-place type (SIMM,             1998
                                  1,000 UPH; Dual-temperature    DIMM, RIMM)
                                  control; Vertical docking

MR7500.......................     16/8 device parallel           Pick-and-place type (SIMM,             2000
                                  testing; 2,000 UPH;            144 SODIMM, 168 DIMM, 184
                                  Tri-temperature control;       RIMM, 184 DDR-DIMM, 200
                                  Vertical docking               SODIMM, 232 DIMM); High-end
                                                                 applications
Logic Pick-and-place test handler
MR2700.......................     4/2/1 device parallel          Pick-and-place type (QFP,              2003
                                  testing (8 para:  option);     TQFP, TSOP, BGA, PGA, CSP)
                                  7,500 UPH; Dual -temperature
                                  control; Horizontal docking
Burn-in loader/sorter
MR9200.......................     Maximum throughput:  15,000    TSOP, fBGA                             2000
                                  UPH


     Memory Test Handler. We began manufacturing memory test handlers in 1992, and we believe we are currently one of the leading manufacturers of memory test handlers in Korea. We started with a design based upon the vertical gravity technology that was a common standard of the market more than 10 years ago. In 1997, we hired a group of senior engineers, who specialized in SMD placement systems technology, from the LG Group of Korea for our research and development division. As a result of research relating to SMD placement systems, we were able to develop pick-and-place technology, which is more advanced than our existing vertical gravity technology, and precision heat controlled chamber technology. In 1998, using this new enhanced technology, we successfully introduced our fastest memory test handler, MR5500, which is mostly suited for the handling of flash memories due to its higher speed performance. MR5500 has been continuously upgraded during the last five years in order to meet customer demands. The same group of engineers later developed the 128 para memory test handler with a fully closed loop heat compensation capability as an option. This model was introduced to customers as MR5700 in 2003. Due to the limited availability of 128 para testers in the market, the application of MR5700 has been limited to DRAMs thus far. When 128 para testers for flash memories are introduced to the market by tester manufacturers, we expect that applications for MR5800, which is the fully upgraded version of MR5700, will significantly increase in the future. In addition, each of our memory test handlers includes a Microsoft Windows-based graphical user interface, which provides for easy set-up, status monitoring and productivity analysis.

     Memory Module Test Handler. In introducing our first memory module test handlers in 1995, we were one of the first companies to develop and manufacture such machines. Since that time, we have maintained our position as one of the leading suppliers of such handlers. Memory modules are used to expand memory functions in computers and other IC-related products by combining multiple memory ICs and placing the combined devices onto standardized PCBs. The assembled nature of the memory module, as well as specific memory module tests, require specialized memory module test handler design features.

     Each of our memory module test handlers applies a Microsoft Windows NT-based graphical user interface. In addition, each of our memory module test handlers utilizes pick-and-place technology and, in the case of the MR7500, offers tri-temperature control ranges. Depending on the design specifications, our memory module test handlers can conduct 16 modules simultaneously and, in addition, can test under various temperature conditions and offer vertical docking of loader trays.

     Logic Pick-and-place Test Handler. Although we had developed and manufactured various non-memory test handlers, including logic pick-and-place test handlers since 1989, we did not fully focus on this category as domestic manufacturers are some of the largest manufacturers of DRAM. Since 2001, however, we began focusing our research and development activity on developing the next generation logic pick-and-place test handler because the overseas market for logic pick-and-place handlers is a much bigger market with a larger number of customers than the market for memory test handlers. As a result, we introduced MR2700 in 2003.

     Burn-in Loader/Sorter. We began manufacturing burn-in sorters in 1997. Our burn-in sorter, the MR9200, is used in the extensive reliability screening and stress testing procedure of ICs known as "burn-in." The burn-in process screens for early failures by operating the IC at elevated voltages and temperatures of up to 125 degrees Celsius (257 degrees Fahrenheit) for periods typically ranging from 12 to 48 hours. The MR9200 is a burn-in-board loading and unloading handler. Before loading the devices into the burn-in-board, the MR9200 performs certain basic functional tests. Combining a linear motor system with pick-and-place technology, we believe the MR9200 is one of the fastest sorters available, with a maximum throughput of 15,000 UPH. In responding to various customer requirements for the handling of different devices, including the BGA, on the burn-in-board, our research and development group has put their efforts to developing advanced models, such as MR9210 and MR9220.

     Sales and Marketing. The following table shows sales volume and sales value of the handlers manufactured and sold by us for each of the periods indicated:



                                                                 Year ended December 31,
                                         --------------------------------------------------------------------------
                                                2001                      2002                      2003
                                         --------------------------------------------------------------------------
                                         Units                     Units                     Units
               Model                     sold         Sales        sold         Sales        sold         Sales
-------------------------------------------------------------------------------------------------------------------
                                                                 (Sales in Won millions)
Memory test handlers..........                35   (won)8,683           17   (won)3,790        127     (won)32,275
Memory module test handlers...                 4          745            4        1,303          2             687
Logic pick-and-place test                     17        1,681            7          605          3             440
   handlers...................
Burn-in sorters...............                 -            -            8        3,334          7           2,631
Gravity handlers                               -            -            -            -          8             666
Handler components............                 -        7,309            -        5,401          -           7,485
                                         --------------------------------------------------------------------------
Total.........................                    (won)18,418           36  (won)14,433        147     (won)44,184
                                         ==========================================================================

     In 2001, 2002 and 2003, the sales of our memory test handlers accounted for 47.1%, 26.3% and 73.1% of total semiconductor equipment revenues, respectively.

     Until 1998, we had focused our sales and marketing efforts for handlers in the domestic market, with the vast majority of our sales being made to Samsung Electronics Co., Ltd.

and Hynix Semiconductor Inc. However, as a result of the significant slowdown in the semiconductor and related industries in 1998, we have started to diversify customers and to develop and penetrate into the worldwide market. In order to mitigate the decline in domestic sales volumes and to reduce our dependence on major Korean semiconductor manufacturers, we redoubled our marketing efforts outside Korea. Our sales volumes of handlers increased to 147 units in 2003 from 36 units in 2002, representing an approximately 300% increase in volume, compared to sales in 2002. In the United States, Europe and Southeast Asia, we increased our export sales of handlers from Won 7.3 billion in 2002 to more than Won 21.1 billion in 2003. Our export sales were significantly higher in 2003 compared with 2001 and 2002 primarily as a result of the recovery of the flash memory market from the severe global downturn of the semiconductor industry as well as the resumed capital expenditures of Infineon Technologies AG. We expect that our export sales of test handlers will increase further in the future and will be assisted by our marketing of our logic pick-and-place test handlers, in particular, MR2700.

     We market and distribute our handlers in the domestic market through a direct sales force comprised of three employees based at the Mirae Research Center in Hwasung City. Outside of Korea, we market and distribute our handlers through our worldwide sales team, which is based at the Mirae Research Center in Hwasung City and consists of five sales personnel. In order to enhance our marketing efforts in the United States and Europe, we established Mirae America, Inc. in 2000. We also participate in trade shows, which provides us with a forum for product demonstrations and gives us access to potential new and existing customers. In addition, we market our handlers through non-exclusive distribution arrangements with various international sales and support agents, including agents in Taiwan, Singapore, Germany, Italy, Malaysia, Brazil, Philippines, Japan, and the United States. Starting from November of 2003, we sell and support our handlers directly in China through sales and support agents, who have sold our handlers to more than 12 customers worldwide in 2003.

     Customers. Our principal handler customers are one local DRAM manufacturer and one US-based Flash Memory manufacturer. Hynix Semiconductor Inc. was our largest customer in 2003 accounting for 39.1% of handler sales and Sandisk was our second largest customer in 2003 accounting for 34.1% of handler sales. As our export sales have increased, our customers have diversified and non-Korean customers now represent a major portion of our handler sales. In 2003, our export sales accounted for 49% of our total handler sales, comprised of regional export sales for North America, Europe and Asia of 70.4%, 13.4% and 16.2%, respectively. In 2003, our major foreign customers, Sandisk and Infineon Technologies AG, accounted for 34.1% and 9.4% of handler sales, respectively. In 2002, these customers accounted for 3.0% and 33.6% of handler sales, respectively.

     Competition. The mechatronics market is characterized by intense competition, rapid technological and product changes, changing market requirements and significant expenditures for product and market development. In the handler market in particular, the principal competitive factors are throughput, accuracy, reliability and price.

     We believe that we are well positioned to compete in the test handler market due to our primary competitive advantages, including: (i) our technological expertise stemming from our core competencies, (ii) our established brand-name recognition, and (iii) our research and product development, which we believe is among the most advanced in the industry. We believe our ability to price our products competitively is due principally to our core competencies, applied across our mechatronics products, and our relatively horizontal organizational structure. There can be no assurance, however, that we will be able to

      continue to compete in our markets, that we
will be able to expand our markets or that these markets will continue to grow.

     In the memory test handler market, we believe our primary competitors are Advantest Corporation of Japan, Hitachi, Ltd. of Japan and Techwing of Korea. In the logic pick-and-place test handler market, we believe our primary competitors are Seiko-Epson of Japan, Delta Design of US and Synax of Japan.

     Seasonality. Our sales of test handlers tend to be concentrated in the second half of each year because most overseas customers tend to place orders for such handlers during the third quarter as many of such customers' fiscal year ends in September of each year and most Korean customers tend to place orders during the fourth quarter as many of such customers' fiscal year ends in December of each year.

SMT Placement Systems

     General. In March 1999, Mirae began manufacturing surface mount technology
(SMT) component placement systems. SMT component placement systems are robotic machines used for the high precision, high-speed placing of a broad range of electronic components, such as resistors, capacitors and integrated circuits
(ICs), onto printed circuits boards (PCBs) used in computers, telecommunications equipment, consumer electronic products, industrial equipment, medical instruments, automotive systems, military systems and aerospace systems.

     Based upon the definitions developed by the Japanese Robotics Association
(JARA) PROTEC Market Data Reporting Convention, SMT component placement equipment can be divided into categories in relation to the types of components the equipment is capable of placing onto PCBs and the size of the PCB that can be processed. Chip shooters are used for the placement of small components, such as resistors and capacitors, onto PCBs. Chip shooters are further classified into three categories based on the type of placement head used, turret type and non-turret type, and for non-turret type, the speed at which they can place components, high-speed (more than 24,000 components per hour) and mid-speed (less than 24,000 components per hour). The second category of SMT component placement equipment is multi-functional placement systems. These systems can place a full range of components, including ICs, onto PCBs. Multi-functional component placement systems are further classified based on the list price range of the system (high end - list price, which are generally systems with list price exceeding US$150,000 and low end - list price, which are generally systems with list price less than US$150,000).

     The following table shows the classification of Mirae's current SMT component placement systems:


              Current Mirae SMT Component Placement System Models

                                                                  Performance Specification
            Products                       Sub-Class                 (ICP-9850 Standard)           Year Introduced
---------------------------------------------------------------------------------------------------------------------
Chip Shooters


MPS-1010.....................      Non-Turret High-Speed       Chips:   28,000 chips/hour               1999
                                   (Regular Board)
MPS-1010 Alpha...............      Non-Turret High-Speed       Chips:   27,500 chips/hour               2002
                                   (Large and Regular Board)
MPS-1025.....................      Non-Turret Mid-Speed        Chips:   14,000 chips/hour               2001


                                                                  Performance Specification
            Products                       Sub-Class                 (ICP-9850 Standard)           Year Introduced
---------------------------------------------------------------------------------------------------------------------

                                   (Regular Board)
Mx310........................        Non-Turret High-Speed     Chips:   32,000 chips/hour               2003
                                   (Large and Regular Board)

Multi-Functional

MPS-1020P....................      High End                    Chips:   15,500 chips/hour               1999
                                   (Regular Board)             ICs (QFP100): 1,500 ICs/hour
MPS-1020QP...................      High End                    Chips:   12,000 chips/hour               2001
                                   (Regular Board)             ICs:      5,500 ICs/hour
MPS-1020QP Alpha.............      High End                    Chips:   12,000 chips/hour               2002
                                   (Large Board)               ICs:      5,500 ICs/hour
MPS-1025P....................      Low End                     Chips:   11,000 chips/hour               2001
                                   (Regular Board)             ICs:      1,500 ICs/hour
Mx240........................      High End                    Chips:    9,000 chips/hour               2003
                                   (Large Board)               ICs:      5,600 ICs/hour

     The table below shows the percentage of SMT component placement systems sold worldwide in 2003 that each major type of system represents and the number of machine models that we offer in each category.


                     Coverage of Our Models with Respect to
              Percent of Total Worldwide Sales by Machine Category

                                                                         Percentage of Total       Number of Mirae
           Major Category                       Machine Type                Sales of 2003              Models
---------------------------------------------------------------------------------------------------------------------
Chip Shooters                          Turret Type                                -                       -
                                       Non-Turret High Speed                     30%                      3
                                       Non-Turret Mid Speed                      27%                      2
Multi-Functional                       High End                                  14%                      4
                                       Low End                                   29%                      2
                                                                       -----------------------------------------------
Total                                                                           100%                     11
                                                                       ===============================================



Source:  PROTEC Market Data Convention


     All of our SMT placement systems use linear motors to drive the X Y gantries containing the heads that are used to pick-and-place the electronic components. We believe that the use of linear motors allows higher speed and reliability, as well as lower maintenance than the belt or screw driven systems used by most of our competitors. Additionally, all of our SMT placement systems use linear scales to position the gantries. The use of linear motors and linear scales allows our placement systems to achieve speeds (or tact times) of up to
0.09 seconds per chip and accuracy of 0.065mm for chip type devices and 0.025 mm for fine-pitch IC type devices. The use of X Y gantries versus table turret-type drive allows our placement systems to achieve a smaller system size (footprint) while maintaining similar performance, which is an important factor for many customers. Our Mx310, MPS-1010 and MPS-1010 Alpha systems contain two X Y gantries while the remaining systems contain a single X Y gantry.

     The type of component placement head located on the X Y gantry determines the type of component capable of being placed by the system. Our chip shooters use multiple spindle modular heads containing four, six or eight chip type spindles, while our multi-functional placement systems have one or more precision heads that are used to place fine pitch ICs.

     Each of our SMT placement systems also includes a Mirae-designed and manufactured vision system that permits inspection of components at high speeds. All of our placement systems also use a common Microsoft Windows 2000 based graphical user interface that allows customers to mix multiple types of placement systems in the same facility without having to retrain operators.

     We also design and manufacture a full line of accessories to support component feeding on our placement systems. These accessories include "intelligent" tape feeders that can reduce the miss-picking (loss) of parts and enhance placement reliability and automated tray feeders for IC components.

     Many of the technologies used in our component placement systems have been adapted from the technologies that we developed from our core competencies and in the manufacturing of our semiconductor test handler products. We believe these technologies will enable us to produce and sell SMT placement systems that are among the most advanced in the industry.

         Market Description. The market for SMT placement equipment is influenced by many factors and is presently undergoing many changes.

     SMT placement systems are used by two types of electronics manufacturers, original equipment manufacturers (OEMs) who use the equipment to assemble PCBs for use in their own systems, and electronics manufacturing services (EMSs) who use the equipment to assemble PCBs for customers on a contract basis. During the past few years, there has been a major shift from in-house assembly of PCBs to the use of contract manufacturers to perform PCB assembly. When Mirae entered the market in 1999, EMS-produced PCBs accounted for about 10% of the total electronics market according to PROTEC Market Data Convention. Since then, the growth rate of the revenues of EMSs has been roughly 30% per year, accumulating to approximately a 17% share of the total electronics market in 2002 and is forecasted to grow to a 30% share by 2005 according to the same source. The major factors driving this growth are that EMSs offer lower production costs through a number of advantages, including lower labor costs, superior competency, utilization improvement, economies of scale and business risk mitigation. The placement equipment purchasing criteria used by OEMs and EMSs often differs, with OEMs selecting the lowest cost component technology and equipment capable of assembling their PCB board, whereas EMSs are interested in equipment that has the widest flexibility and minimizes costs. These factors have been responsible for the increase in popularity of non-turret type chip shooters, such as our products, with their reduced floor space and set up time requirements, over turret-type, as well as the rapid growth in multi-functional placement systems, both in the high-end (large EMSs) and low-end (small EMSs and OEMs). Both OEMs and EMSs place a great deal of importance on equipment reliability and local customer service support.

     Unlike semiconductor test handlers, which are primarily purchased by major semiconductor manufacturers who make up a market of a relatively small number of potential customers, SMT placement systems are bought by both large and small electronic manufacturers in a market of thousands of potential customers. Large and small electronic manufacturers differ widely in the manner in which they buy component placement systems. Large manufacturers have enormous buying power. A recent study on the EMS market segment concluded that although there are thousands of EMSs worldwide, the top 50 EMSs account for approximately 50% of EMS revenues. Although they produce products from regional facilities located throughout the world, these large electronics manufacturers use centralized purchasing functions usually located at the headquarters to qualify vendors and negotiate supply contracts. These large manufacturers desire to work directly with a dedicated sales team from the placement system manufacturer and require on-site service support for each manufacturing facility. We are currently in the qualification process with one of the top three EMSs. Small manufacturers tend to buy placement systems once they have secured new business that requires additional capacity or capabilities not present in their existing systems. In order to handle these thousands of small manufacturers around the world, we rely on a network of distributors and sales representatives. We are currently expanding our geographic distribution network to increase sales and service coverage.

     There has been a major geographical shift in sales of new SMT component placement systems, as shown in the table below. When Mirae entered the market in 1999, the Americas and Europe accounted for 45.8% of new machine placements in the world. In 2003, these two regions accounted for only 16% of new machine placements worldwide. Asia not including Japan accounted for 32.5% and 70% of new machine placements in 1999 and 2003, respectively. In 2003, new machine placements in China alone exceeded machine placements in the Americas, Europe and Japan combined. This change has been gradually accelerating since 2002 and indicates the trend of relocation of PCB assembly, especially for low margin consumer products, PCs and cellular phones, to Asia due to lower labor costs. A significant number of these procurements are made by large OEMs and EMSs whose purchasing contracts are made in the Americas and Europe.


               Comparison of New SMT Placement System Sales by Region (1999 compared with 2003)


                                                                             Percentage of Total Worldwide Sales
                                                                       ----------------------------------------------

                             Region                                     1999              2003           % Change
---------------------------------------------------------------------------------------------------------------------
Americas                                                                23.3%             6%                -17.3%
Europe                                                                  22.5%            10%                -12.5%
Japan                                                                   21.7%            14%                 -7.7%
Rest of Asia (1)                                                        32.5%            --                  --
Rest of Asia (excluding China)                                            --             26%                 --
China                                                                     --             44%                 --
                                                                    --------------------------------
Total                                                                    100.00%        100.00%
                                                                    ================================


(1) Data as it relates to China was reported as part of Rest of Asia in 1999

Source:  PROTEC Market Data Convention

         The demand for new SMT component placement systems has been affected by the general electronics industry such as mobile phone, computer and other electronic products. The table below shows a comparison of the total demand for SMT placement systems by region in 2002 and 2003. As shown, overall demand in the SMT system market has increased by approximately 50% on average except for the American market.

                          Comparison of SMT Placement Sales by Region (2002 vs. 2003)

                                                                                      (Unit: Number of systems)

                              Region
                                                                                       Total Sales
                                                                       --------------------------------------------
                                                                          2002             2003          % Change
-------------------------------------------------------------------------------------------------------------------
Americas                                                                    578              575
Europe                                                                      692              896         + 30%
Japan                                                                       881            1,337         + 52%
Rest of Asia (excluding China)                                            1,703            2,487         + 46%


                              Region
                                                                                       Total Sales
                                                                       --------------------------------------------
                                                                          2002             2003          % Change
-------------------------------------------------------------------------------------------------------------------
China                                                                     2,545            4,175         + 64%
                                                                       --------------------------------------------
Total                                                                     6,399            9,470         + 48%
                                                                       ============================================
Source:  PROTEC Market Data Convention



      Competition. In the high end of the market, our major competitors are Fuji Machine Manufacturing, Matsushita Electric Industrial Co., Ltd. and Siemens AG. In the low end, we face competition from Yamaha Motor Co. Ltd., Juki Corporation and Samsung Techwin Co., Ltd. Although most of our competitors have been established in this market for over 15 years, we believe that our core competencies in mechatronics give us advantages over other manufacturers, primarily as a result of our experience and expertise in producing advanced control hardware, machine vision and linear motor design technologies, and advanced real-time control software-based robots utilized in our semiconductor test handlers. We believe our SMD placement systems are some of the most advanced in the market in terms of performance and accuracy, and are price-competitive. In addition, we believe that our system hardware and software design allow customers to have short changeover times from one PCB board to another, provide a high degree of flexibility in terms of line configuration and types of systems available and are easy to operate.

     Sales and Marketing. We market and distribute our SMD placement systems in Korea through a direct sales force comprised of our employees. At the time of delivery and acceptance, customers are typically required to pay 30% of the contract price. The balance (plus interest) is typically due within sixty days following delivery and acceptance. However, we may offer longer payment periods to our customers of up to twelve months in installment payments following delivery and acceptance if such payment is secured by collateral.

     In China, we have Mirae sales offices located in Shen Zhen and Shanghai. We also use Banner Ever International Group as our sales representative in this region. Schmidt Electronics (S.E.A.) Pte., Long Shine Equipment & Supplies Ptd. Ltd., GAT (Global Active Technology in Thailand) and Agate & Agate cover sales in Asia. Our Asian sales agents act as non-stocking distributors. Most of our agency agreements provide that an agent may only sell SMT placement systems manufactured by us.

     Previously, we sold our SMT placement systems in the Americas and Europe on an exclusive OEM basis through Quad Systems Corporation through a three-year distribution agreement entered into on June 1, 1999. Quad was authorized to sell our systems under its own name and logo. On December 18, 2000, Quad filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. During the bankruptcy period, we were barred from selling our machines in the Americas and Europe. After the final disposition of the bankruptcy petition of Quad in July 2001, we began selling our machines and providing after-sales services for our products in the Americas through Mirae America, Inc. The decreased market activity in the Americas coupled with the fact that we did not have an established brand name resulted in limited sales success in the Americas in 2002. However, we were able to establish a relationship with one of the top three EMS companies headquartered in the U.S. and are currently in the supplier qualification process at one of its facilities. If we become qualified, the EMS will authorize purchases of our SMT placement systems for use in all of its facilities worldwide.

     In September 2001, we entered into a distribution agreement with Tyco Electronics Group that grants Tyco distribution rights of our SMT placement systems in Europe and Africa. Tyco Electronics is a major division of Tyco Corporation, a Fortune 500 corporation. Under the terms of the agreement, Tyco sells the equipment under the Mirae brand name. During 2002, Tyco sold our systems in most European and African countries. On March 31, 2003, we entered into a new distribution agreement with Tyco Electronics. Under the terms of the new agreement, Tyco Electronics has exclusive rights to sell and service our SMT placement systems in the Americas and in Europe, excluding Belgium, Luxembourg, the Netherlands, Greece, Italy, Israel and Turkey. In addition, Tyco Electronics has agreed to place a minimum of US$1.5 million in SMT equipment purchases by October 1, 2003, including an initial purchase of up to US$500,000 at the contract signing. The equipment is to be sold under a joint Mirae/Tyco Electronics brand. In addition to the sales commitment this year, we expect the partnership to have a much greater effect in increased sales and market share if and when the market recovers, due to Tyco Electronics' extensive customer base. This agreement provides us with the benefit of Tyco Electronics' existing sales and service infrastructure without the need for us to make further investments in these areas. We have already signed a distribution agreement with Laryo of Italy and are in the process of selecting distributors in the other European countries in which we have retained the right to market and sell our systems.

     On March 31, 2004, we renewed distribution agreement with Tyco Electronics. This renewal allows Tyco to sell our systems in Belgium, Luxembourg, the Netherlands, Greece, Israel and Turkey. In addition, we raised transfer price of some model influencing performance of systems and market changes. In the Americas, we continue to sell and service equipment directly to certain customers selected as in-house accounts, including Flextronics International.

     The table below summarizes our SMT component placement system sales for 2003.


                       2003 SMT Placement System Sales(1)
                    (Unit: unit, in millions of Korean won)

       Major Category               Machine Type                 Model                        2003 Sales
                                                                                --------------------------------------
                                                                                      Systems            Revenues
----------------------------------------------------------------------------------------------------------------------
Chip Shooters                 Non-Turret High Speed     MPS-1010                          30          (won)3,556
                                                        MPS-1010 Alpha                     4                 632
                                                        Mx310                              -                   -
                              Non-Turret Mid Speed      MPS-1020                           1                  55
                                                        MPS-1025                          27               1,793
                                                        MPS-1030                           5                 273
Multi-Function                High End                  MPS-1020P                          7                 685
                                                        MPS-1020QP                         6                 632
                                                        MPS-1020QP Alpha                   2                 288
                                                        Mx240                              -                   -
                              Low End                   MPS-1025P                         27               1,937
                                                        MPS-1030P                          8                 438
Accessories, Spare Parts &
   Service                                                                                                 8,912
                                                                                --------------------------------------
Total                                                                                    117         (won)19,201
                                                                                ======================================
__________

(1) Classified by categories designated by PROTEC Machine Category.

TFT-LCD Handlers and Testers


     We began developing our TFT-LCD handler and tester products in 1994 with the production of the MR6520, and began to actively market additional TFT-LCD handler and tester models in 1997. From 1999 to 2001, we manufactured three different TFT-LCD handler models, the MC2410, the MC2510 and the MC2510A, and one TFT-LCD tester model, the MR6560, respectively.

     As of December 31, 2001, the market for our TFT-LCD handlers and testers was comprised exclusively of domestic manufacturers of TFT-LCD screens. As we had existing relationships with Korean semiconductor manufacturers who also manufactured TFT-LCDs, we focused our marketing efforts on these customers to strengthen our relationships and on other major individual producers of TFT-LCDs in Korea, with frequent direct one-on-one sales contacts. In 2001, we delivered an aggregate of 13 units of our MC2410, MC2510 and MC2510A models for Won 5,608 million.

     On August 1, 2001, we transferred our TFT-LCD test handler division with total assets of Won 1,445 million and total liabilities of Won 620 million to DE&T, which was our affiliate in 2001, for Won 825 million. In December 2002, we disposed fully our remaining 478,000 shares, or 19.92%, of DE&T for Won 239 million.

Lead Frame Magazines

     Since 1983, we manufactured lead frame magazines, which are essentially the skeleton of the semiconductor chip to which dies are bonded. We originally manufactured our lead frames exclusively for the Korean domestic market using the cutting technology. In 1984, we began using the machine tool technology, especially the press-cutting technology, because it increased the uniformity and precision of the finished lead frame magazines compared with the cutting technology. Our principal customers were Samsung Electronics Co., Ltd., Anam Semiconductors & Technology Co., Ltd., ChipPAC, Inc. and Hynix Semiconductor Inc.

     In September 1999, we transferred our manufacturing division of lead frame magazines to Nail System Co., Ltd., a company formed by a group of our previous employees to manufacture lead frame magazines, in line with our strategy to outsource low value-added, labor intensive production processes. Nail System has been marketing these products directly starting in 2001. However, upon our previous customer's request, we sold Won 218 million of lead frame magazines, which was transferred at cost from Nail System, and recorded such one-time sale as other sales in 2001. We have not recognized any additional sales of lead frame magazines thereafter.

Information Technology Businesses and On-line Solutions

     Beginning in 1999, we made a strategic decision to become a leading provider of Information Technology services in Korea through the formation of and investment in companies and joint ventures that focus on such technology. In line with this strategy, in March 1999 we established Lycos Korea (now SK Communications Corporation), a leading Internet portal, and formed in March 1999 our subsidiary, SoftForum, a leading Korean provider of security solutions for cyber banking, trading and electronic commerce.

     We also formed other joint ventures and strategic alliances with, and made investments in, Information Technology companies. Most of these investments were primarily focused on building synergistic partnerships with our then flagship companies, SoftForum and SK Communications Corporation (formerly Lycos Korea).

     However, with adverse market conditions in 2001 as a result of the overall local and global decline in technology, advertising and capital spending, we significantly reduced our investments in Information Technology related businesses and have been focusing on building greater value to certain of our existing Information Technology assets. Currently, we are undergoing a corporate restructuring process in order to improve on our negative profits as well as reduce our expenses. In addition, we are planning to dispose of our investments in Information Technology related and non-mechatronics-related businesses that have not been profitable.

SoftForum Co., Ltd.

     SoftForum provides security solutions for on-line banking, on-line trading and electronic commerce. It was incorporated in April 1999 under the laws of Korea as our 70%-owned subsidiary. SoftForum was originally a research annex institute for security software within us. SoftForum's shares have been listed on the Korea Securities Dealers Automated Quotation ("KOSDAQ") market since October 30, 2001. As of December 31, 2003, SoftForum was 41.51%-owned by us, 6.94%-owned by Dongwon Venture Capital Co., Ltd., 3.77%-owned by SoftForum employees and 52.22%-owned by others, which are widely held. SoftForum's accounts are consolidated with our financial statements as we effectively control the nomination of a majority of its board of directors.

     We intend to continue to manage SoftForum by aggressively marketing its products and services and by investing as much as 10% of SoftForum's total sales into research and development. Capital expenditures of SoftForum in 2001, 2002 and 2003 were Won 318 million, Won 215 million and Won 18,401 million, respectively. SoftForum's security solutions products and services generated revenues of Won 15,517 million, Won 15,881 million and Won 17,189 million in 2001, 2002 and 2003, respectively. Its net income (loss) was Won 1,973 million, Won 965 million and (Won 2,925) million in 2001, 2002 and 2003, respectively.

Korea Internet.com Co., Ltd.

      Korea Internet.com was incorporated in July 2000 under the laws of Korea as a joint venture company between internet.com Corporation, a United States corporation, and us in order to provide e-business related information, real-time news and information for Internet professionals on the Internet. As of December 31, 2003, we own 87.38% of Korea Internet.com, which is our consolidated subsidiary.

Alpha Logics Co., Ltd.

      Alpha Logics, incorporated in December 2002 under the laws of Korea, is engaged in developing and selling security solutions and related equipment. As of December 31, 2003, Alpha Logics is a wholly-owned subsidiary of our subsidiary, SoftForum.

Cyber Bank Corporation.

      Cyber Bank Corporation, incorporated in January 1999 under the laws of Korea, specializes in the mobile information devices (Personal Digital Assistants, or PDA), mobile communications technology, Local Area Network
(LAN), operating systems and its applications. As of December 31, 2003, we own 28.24% of Cyber Bank. In 2003, our accounting method for the investment in Cyber Bank was changed to the equity method of accounting from the cost method due to an additional investment.

Recent Disposals

        We recently disposed of our equity interest in the following Information Technology related businesses as part of our corporate restructuring:

          o Mobile Game Co., Ltd. Mobile Game Co., Ltd. (formerly Java Games Co., Ltd.) was incorporated in December 1999 under the laws of Korea as our 59.98%-owned affiliate and is currently engaged in designing and developing game programs. In April 2002, the status of Mobile Game changed to an affiliate accounted for using the equity method from a consolidated subsidiary due to the decrease in our ownership from 59.98% to 29.99%. In 2003, we disposed all of our equity interest in Mobile Game to our affiliate, Cyber Bank for Won 252 million. On April 19, 2004, Cyber Bank disposed of all of its equity interest in Mobile Game to Mforma Group in U.S.A.

          o SK Communications Corporation. SK Communications Corporation (formerly Lycos Korea), formed in March 1999 under the laws of Korea as a joint venture company between Lycos, Inc., a Massachusetts corporation (currently known as Terra Lycos Barcelona), and us, launched its Internet operations in July 1999. SK Communication Corporation offers a Korean language search and portal site on the Internet. In 2002, Lycos Korea changed its name to SK Communications Corporation. In August 2002, through issuing new shares of SK Communications to SK Telecom Co., Ltd. for cash, our ownership percentage decreased from 43.25% to 4.54%. As a result, the investment in SK Communications was accounted for using the equity method through July 2002 and thereafter we are using the cost method of accounting. In June 2003, we disposed of all of our 6,836,690 shares of SK Communications for Won 660 per share. As a result of such disposal, we recorded gain on disposal of available-for-sale securities of Won 26,940 million.

Other Investments

     Our other investments are as follows:

          o MR Tech Town Co. MR Tech was incorporated in April 1999 under the laws of Korea, and we acquired a 100% equity interest in MR Tech on July 2, 1999. MR Tech is engaged in providing building administration services. On April 4, 2003, all of the outstanding shares (a total of 20,000 common shares) of MR Tech valued at Won 46 million on such date were sold to our subsidiary, SoftForum, as a part of corporate restructuring.

          o Mirae Online, Co., Ltd. Mirae Online, incorporated in March 2000 under the laws of Korea, is a two-way satellite based data broadcasting service provider and launched its Internet broadband service in June 2000 and data broadcasting service in November 2000. Mirae Online has entered into several contracts with cable TV program providers for the delivery of their programming through Mirae Online's satellite services. As of December 31, 2003, we own 67.47% of Mirae Online.

          o Mirae America, Inc. Mirae America, incorporated in February 2001 under the laws of California as a joint venture company, currently sells products manufactured by us and provides after-sales services for our products in the United States. As of December 31, 2003, we own 50% of Mirae America.

          o AIO Corporation. AIO Corporation, incorporated in California in 1990, designs, manufactures and markets silicon safer cleaning systems, track systems and ancillary equipment. As of December 31, 2003, we own 21.63% of AIO Corporation.

Raw Materials

     We generally had not accumulated raw materials inventory as we typically commence production of our various mechatronics products only upon receipt of confirmed orders from our customers. However, in 1999, we began to accumulate raw material inventory required for the production of SMD placement systems in order to meet our projected customer demand on a timely basis. Our principal raw materials include:

          o    for handlers: board, motor, manipulator; and

          o    for SMD placement systems: board, motor, feeder assembly.

     With respect to our handlers and SMD placement systems, we typically use between 22,000 and 24,000 component parts. The majority of these component parts is fabricated by our suppliers (or their manufacturers) based on our design specifications and instructions. The remaining component parts are commodity goods that are available from a wide variety of suppliers. In 2001, 2002 and 2003, we did not have any supplier that accounted for more than 10% of our raw materials costs.

     The raw materials costs for our handlers and SMD placement systems and testers were 41.0% (including raw material costs for our TFT-LCD handlers), 56.6% and 62.07% of manufacturing costs in 2001, 2002 and 2003, respectively. In 1999 and 2000, approximately 60% and 65%, respectively, of the raw materials costs for these products were imported. However, the imported raw material costs represented only 11%, 3% and 2.2% of the total raw materials costs for our products in 2001, 2002 and 2003, respectively, primarily due to our efforts to replace imported raw materials with domestic raw materials. In the future, we expect to continue purchasing many of our raw materials domestically to lower our overall costs.

     As we pay in foreign currencies (primarily U.S. dollars and Japanese yen) for many of our export products, we have been able to maintain foreign currency balances with which to purchase imported raw materials. Accordingly, we have not been adversely affected by exchange rate fluctuations on the cost of such raw materials.

Manufacturing and Assembly

     We outsource many of our basic assembly line functions to reduce total fixed costs, particularly labor. Internally, each of our engineering team is responsible for sharing technology and applying many of the same core competencies across these product lines.

     We have developed detailed procedures for production management. Our three-person development verification test team oversees production management and technology, and is responsible for gathering customer feedback. Typically, our manufacturing process includes four major stages: raw material inspection, processing, assembly and final testing. After each stage, the quality testing takes place. Defective products or components are analyzed to assess the defect and prevent recurrences in the future.

     In connection with production management, we prepare a detailed manual outlining the assembly and parts inspection process. By developing a detailed standardized document, we can assure consistency in manufactured products and easily train new employees. We then establish criteria for parts inspection and final testing. We frequently update the criteria to reflect customer input, as well as feedback collected throughout the manufacturing process, and we believe that having detailed pre-set criteria makes inspection and testing more efficient. Finally, we emphasize a rigorous final testing procedure. We believe our commitment to quality management, for which we have received ISO 9001 certification in 1995 and CE Mark in 2000 for our handlers, results in higher levels of customer satisfaction.

Intellectual Property

     Intellectual property rights that apply to our various products include patents, copyrights, trade secrets and trademarks. We attained more than 930 patents or pending patent applications corresponding to various aspects of our handlers, SMD placement systems and linear motors, most of which have been registered in several countries around the world. As of December 31, 2003, we have filed 786 patent applications around the world, and have acquired 382 patent applications. Management believes that our intellectual property represents valuable property and intends to protect our investment in technology by enforcing all of our intellectual property rights.

      We expect to file additional patent applications as we deem appropriate to protect our technology and products. As of December 31, 2003, we held 288 domestic patents with expiration dates between May 2007 and September 2021, as well as 33 patents in the United States, with expiration dates in October 2022, 22 patents in Japan, with expiration dates between February 2016 and May 2020, and 18 patents in Taiwan, with expiration dates in November 2016. We have 166 domestic patents pending and 238 overseas patents pending in the United States, Japan, Germany, Taiwan, China, Italy, Singapore and Malaysia. In Korea, we also hold 72 registered utility models, 37 registrations of designs and 20 registered trademarks. Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products and their design and manufacturing processes. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our inventions and manufacturing processes. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries. Competitors may also develop technologies that are protected by patents and other intellectual property rights and therefore such technologies may be unavailable to us or available to us subject to adverse terms and conditions. As our sales increase compared to those of our competitors, the strength of our patent portfolio may not be sufficient to guarantee the conclusion or renewal of broad patent which do not affect our results of operations. Furthermore, litigation, which could demand financial and management resources, may be necessary to enforce our patents or other intellectual property rights.

      Also, there can be no assurance that litigation will not be commenced in the future against us regarding patents, copyrights, trademarks or trade secrets, or that any licenses or other rights to necessary intellectual property could be obtained on acceptable terms. The failure to obtain licenses or other intellectual property rights, as well as the expense or outcome of litigation, could adversely affect our results of operations or financial condition. We have from time to time received, and we may in the future receive, communications alleging possible infringement of certain patents and other intellectual property rights of others. Regardless of the validity or the successful assertion of such claims, we could incur significant costs with respect to the defense thereof, which could have a material adverse effect on our results of operations or financial condition.

      Korea's intellectual property legal framework is similar to that of the United States. However, a broader array of items may be protected as intellectual property in the United States, and a Korean court may apply a less strict enforcement regime and award a smaller amount of damages as compared to a United States court. We know of no pending, threatened or actual infringement of any of our intellectual property rights, other than the following litigation. Presently, we are a plaintiff in a patent infringement suit, the Company is claiming that the line of memory module test handlers of the defendant, the Nexscien company, infringe on our patents. We demanded the defendant in excess of 22 billion won in damages. We expect resolution of this litigation by the end of 2004. In addition, we applied for provisional injunction against the Techwing company in Korea for infringing our 2 patent rights. The provisional injunction includes prohibiting the Techwing company from making, using and selling the memory test handler. We do not believe that we have infringed on the intellectual property rights of any third party.

Industry Background

The Semiconductor Market

      The following table sets forth information with respect to worldwide semiconductor sales by type of semiconductor and geographic region:

---------------------------- -------------------------------------------------- ---------------------------------------

Category                     Worldwide Semiconductor Sales (1)                  Compound Annual Growth Rates (1) (2)
                             -------------------------------------------------- ---------------------------------------
                             1987    1997    2000     2001    2002     2003     1987-2003 2000-2001 2001-2002 2002-2003
                             ------- ------- -------- ------- -------- -------- --------- --------- --------- ---------
                                    (Unit: in billions of U.S. dollars)                       (Unit: %)
                             -------------------------------------------------- ---------------------------------------
Integrated Circuits            25.4   119.5    176.9   118.5    120.5    140.0      11.3    (33.0)       1.7      16.2
---------------------------- ------- ------- -------- ------- -------- -------- --------- --------- --------- ---------
Analog                          6.0    19.8     30.5    23.2     23.9     28.8      10.3    (24.0)       3.0      20.5
---------------------------- ------- ------- -------- ------- -------- -------- --------- --------- --------- ---------
Digital Logic                  14.0    70.4     97.2    70.4     69.6     78.7      11.4    (27.6)     (1.1)      13.0
---------------------------- ------- ------- -------- ------- -------- -------- --------- --------- --------- ---------
   Memory
---------------------------- ------- ------- -------- ------- -------- -------- --------- --------- --------- ---------
     DRAM                       2.4    19.8     28.9    11.2     15.2     16.7       2.9    (61.3)      35.7       9.8
---------------------------- ------- ------- -------- ------- -------- -------- --------- --------- --------- ---------
     Others                     3.0     9.5     20.3    13.7     11.8     15.8      10.6    (32.7)    (13.9)      33.9
---------------------------- ------- ------- -------- ------- -------- -------- --------- --------- --------- ---------
   Total Memory                 5.4    29.3     49.2    24.9     27.0     32.5      11.9    (49.5)       8.4      20.4
---------------------------- ------- ------- -------- ------- -------- -------- --------- --------- --------- ---------
Total digital                  19.4    99.7    146.4    95.3     96.6    111.2      11.5    (34.9)       1.4      15.1
---------------------------- ------- ------- -------- ------- -------- -------- --------- --------- --------- ---------
Discrete                        5.8    13.2     17.7    13.1     13.4     14.4       5.8    (25.8)       2.3       7.5
---------------------------- ------- ------- -------- ------- -------- -------- --------- --------- --------- ---------
Optoelectronics                 1.3     4.5      9.8     7.4      6.8      9.5      13.2    (24.8)     (8.1)      39.7
---------------------------- ------- ------- -------- ------- -------- -------- --------- --------- --------- ---------
Total Available Market         32.5   137.2    204.4   139.0    140.7    166.4      10.7    (32.0)       1.2   18.3(3)
---------------------------- ------- ------- -------- ------- -------- -------- --------- --------- --------- ---------

---------------------------- ------- ------- -------- ------- -------- -------- --------- --------- --------- ---------
Europe                          6.2    29.1     42.3    30.2     27.8     32.3      10.9    (28.6)     (7.9)      16.3
---------------------------- ------- ------- -------- ------- -------- -------- --------- --------- --------- ---------
Americas                       10.3    45.8     64.1    35.8     31.2     32.4       7.4    (44.2)    (12.8)       3.4
---------------------------- ------- ------- -------- ------- -------- -------- --------- --------- --------- ---------
Asia Pacific                    3.3    30.2     51.3    39.8     51.2     62.8      20.2    (22.3)      28.6      22.8
---------------------------- ------- ------- -------- ------- -------- -------- --------- --------- --------- ---------
Japan                          12.7    32.1     46.7    33.2     30.5     38.9       7.2    (29.1)     (8.1)      27.7
---------------------------- ------- ------- -------- ------- -------- -------- --------- --------- --------- ---------
Total Available Market         32.5   137.2    204.4   139.0    140.7    166.4      10.7    (32.0)       1.2   18.3(3)
---------------------------- ------- ------- -------- ------- -------- -------- --------- --------- --------- ---------
_______________

Notes:
(1) Source: World Semiconductor Trade Statistics
(2) Calculated using end points of the periods specified.
(3) Calculated on a comparable basis, the Total Available
    Market increased 16.8%.



     Although cyclical changes in production capacity in the semiconductor industry and demand for electronic systems have resulted in pronounced cyclical changes in the level of semiconductor sales and fluctuations in prices and margins for semiconductor products from time to time, the semiconductor industry has experienced substantial growth over the long term. Factors that are contributing to long-term growth include the development of new semiconductor applications, increased semiconductor content as a percentage of total system cost, emerging strategic partnerships and growth in the electronic systems industry in the Asia Pacific region.

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

     Test handlers facilitate the testing process. Test handlers are specialized robotic machines that (i) carry devices on loader trays to testing equipment, (ii) feed devices into and


                                      -41
remove devices from the testers once the testing process is complete, and (iii) sort tested devices into bins based on pre-programmed grading criteria. The grade received determines the type of application for which a device may be used, with a higher grade allowing for more sophisticated applications.

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

C.       Organizational Structure

     For a list of our significant subsidiaries, see "Item 10--Additional Information--Subsidiary Information."

D.       Property, Plants and Equipment

     We currently operate three main business facilities in Korea. The table below sets forth certain information with respect to our current manufacturing and business facilities.

----------------------------- ------------------------- ---------------------------- ---------------------------

          Facility                    Location                 Size of Land               Gross Floor Size

                                                                (Unit: m2)                   (Unit: m2)
----------------------------- ------------------------- ---------------------------- ---------------------------

Headquarters                  ChonAn City                                 19,960.00                   10,922.49
----------------------------- ------------------------- ---------------------------- ---------------------------

2nd Production Factory        ChonAn City                                 17,572.00                   16,857.42
----------------------------- ------------------------- ---------------------------- ---------------------------

3rd Production Factory        ChonAn City                                 18,990.70                    4,781.35
----------------------------- ------------------------- ---------------------------- ---------------------------

R&D Center                    Hwasung City                                38,413.00                    5,596.92
----------------------------- ------------------------- ---------------------------- ---------------------------

SoftForum                     Seoul City                                   1,777.70                    9,253.21
----------------------------- ------------------------- ---------------------------- ---------------------------

Others                        ChonAn City                                    168.75                      482.54
----------------------------- ------------------------- ---------------------------- ---------------------------

                              Bundang City                                 1,022.19                    7,873.17
----------------------------- ------------------------- ---------------------------- ---------------------------

                              Other                                           47.40                      115.02
----------------------------- ------------------------- ---------------------------- ---------------------------

Headquarters

     Our headquarters for corporate administration is located in Chun An City, Korea. These premises, which we own, consist of 19,960.00 m2 of land and 10,922.49 m2 of office building. Our business administration division is located at our headquarters.

2nd Production Factory

     Our production division for semiconductor test handlers and SMD placement systems is located at our 2nd factory in Chun An City, which consists of 17,572 m2 of land and 16,587.42 m2 of production factory and office building. The table below sets forth information on the production results for 2001, 2002 and 2003.

                                                (Unit: unit)
------------------------------------------------------------------------------------------------------------
       Division               Product              FY 2003              FY 2002              FY 2001
----------------------- -------------------- -------------------- -------------------- ---------------------
SE                      Test handler                         138                   36                    47
----------------------- -------------------- -------------------- -------------------- ---------------------
SMT                     Chip Mounter                          50                  159                    67
----------------------- -------------------- -------------------- -------------------- ---------------------
LCD                     LCD Tester                             -                    -                    12
----------------------- -------------------- -------------------- -------------------- ---------------------
Other                   Others                                 -                    -                     -
----------------------- -------------------- -------------------- -------------------- ---------------------


3rd Production Factory

     Our 3rd production factory was constructed in September 2003, for Won 2,149 million for display related business, in Chun An City, which consists of 18,990.70 m(C)/ of land and 4,781.35 m(C)/of office space.

Mirae Research and Development Center

     In November 2001, we completed the construction of the building, the Mirae Research Center, which consists of 38,413.00 m2 of land and 5,596.92 m2 of office space, in Hwasung City, Korea. Our R&D personnel and sales force are located in this center. Capital expenditures of approximately Won 15 billion were invested in connection with this research center.

Bundang Office Building

     Previously, we conducted research and development for mechatronics related technology and products at our 7,873.17 m2 facility in Bundang City, Korea. This office space has been rented to tenants since we moved these activities to the Mirae Research Center in Hwasung in November 2001.

SoftForum Building

     SoftForum purchased an office building in Seoul City in May 2003, which consists of 1,777.70 m2 of land and 9,253.21 m2 of office space.

Seoul Branch

     We have reinstated a branch of the Company in Seoul, Korea with 386 m(2) of leased office space in a building owned by SoftForum located in Dokok-dong, Seoul. Our lease runs from April 13, 2003 through April 13, 2005 and a guarantee deposit of Won 386 million was paid to SoftForum.

Office Building for Information Technology related Venture Companies

     We acquired 17,766.36 m2 of space in a building in Seoul, Korea for use by our Information Technology related venture companies in 2000. As of May 24, 2002, we sold our space in the building for Won 60,000 million to Pagoda Academy Company. The divestiture was part of corporate restructuring process we undertook in order to enhance our mechatronics businesses.

     Our existing facilities have been adequate for our needs through the end of 2003. We believe that any additional space we may need in the future will be available on commercially reasonable terms.

ITEM 5.   Operating and Financial Review and Prospects

     The following discussion should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere herein. Our consolidated financial statements have been prepared in accordance with Korean GAAP, which differs in certain significant respects from U.S. GAAP. Notes 27 and 28 to our consolidated financial statements provide a description of the significant differences between Korean GAAP and U.S. GAAP as they relate to Mirae and provide reconciliation to U.S. GAAP for operating income (loss), net income (loss) and shareholders' equity. In addition, the section titled "--Critical Accounting Policies, Estimates and Judgments" as well as note 2 to our consolidated financial statements should be read carefully which provide summaries of certain critical accounting policies that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.

Overview

     We design and manufacture mechatronics machines, including the high-precision robotic parts and software that controls these robotic parts, primarily for sale to the semiconductor manufacturing and PCB assembly industries. Our product lines consist of semiconductor test handlers and their components and SMD placement systems. We transferred our TFT-LCD test handler line to DE&T, which was our affiliate in 2001, for Won 825 million on August 1, 2001. In addition, we provide Information Technology related services in Korea through our subsidiaries and joint ventures and other strategic alliances with, and by making strategic investments in, Information Technology related companies.

     Historically, our sales had been concentrated among a small number of Korean customers that are semiconductor manufacturers as well as major conglomerates in Korea. In 1999, we began to market our products internationally in pursuit of customer diversification and profit maximization, and our global sales have gradually increased thereafter. However, in 2001, our export sales decreased significantly, in large part due to the worldwide decline in the semiconductor industry and the bankruptcy of Quad Systems Corporation, formerly one of our major customers for SMD placement systems, which filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code on September 29, 2000. In 2001, the portion of total sales derived from export sales decreased to 18% from 41% in

2000. In 2002 and 2003, however, export sales were almost double the 2001 figure, or 32% and 31%, respectively, of our total sales revenue, due to sales increases in the United States and Asia.

     Our sales and results of operations depend significantly on levels of capital expenditures by semiconductor manufacturers, electronic manufacturers and PCB assemblers, which in turn depend on the current and anticipated market demand for semiconductors and products utilizing semiconductors and PCB assemblies.

     Demand for semiconductor devices and expenditures for related capital equipment is cyclical and is dependent on levels of worldwide demand for computing and peripheral equipment, telecommunications devices and automotive and industrial components, as well as the production capacity of global semiconductor manufacturers. Historically, changes in production capacity in the semiconductor industry and in the demand for electronic systems have resulted in pronounced periodic declines in the level of semiconductor sales and significant fluctuations in prices and margins for semiconductor devices.

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

     o we implemented an early retirement program in 2000 and downsized the number of our employees to 294 as of December 31, 2003 from 521 as of December 31, 2000;

     o we will concentrate our research and development on several projects that would enhance our product advancement, which will be on-going projects; and

     o we will cut back on our investments in multimedia and Information Technology related businesses and focus on maximizing the value of and minimizing the risks from current investments.

     Future operating profits will depend on many factors, some of which are beyond our control, including:

     o the cyclicality of the semiconductor and electronic manufacturing industry;

     o our ability to successfully expand our product markets outside of Korea;

     o    receipt, timing and shipment of orders;

     o the introduction and industry acceptance of our new semiconductor test handlers;

     o    SMD placement systems and Internet and software-based products; and

     o    the success of our competitors.

     Results of operations for the periods discussed herein should not be considered indicative of the results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of our common stock and the ADSs.

A.       Operating Results

     The following table sets forth certain information regarding our financial performance for each of the years ended December 31, 2001, 2002 and 2003.

                                                       2001                     2002                     2003
                                       ----------------------------------------------------------------------------------------
                                                  (in      (% of           (in         (% of          (in          (% of
                                                millions    total        millions      total        millions       total
                                                 of Won)    sales)        of Won)      sales)        of Won)       sales)
                                       ----------------------------------------------------------------------------------------
 Sales..................................     (won)68,977     100.0%    (won)64,430      100.0%    (won)95,053      100.0%
   Semiconductor test handlers..........          18,418      26.7          14,434       22.4          44,184       46.5
   SMD placement systems................          20,992      30.4          23,486       36.5          19,201       20.2
   TFT-LCD handlers and testers (1).....           5,608       8.1              --         --              --         --
   Security solutions...................          15,517      22.5          15,881       24.6          17,189       18.1
   Other................................           8,442      12.3          10,629       16.5          14,479       15.2
Cost of sales...........................          63,590      92.2          56,863       88.2          72,703       76.5
Gross profit............................           5,387       7.8           7,567       11.8          22,350       23.5
Selling, general and administrative expenses      45,321      65.7          37,651       58.4          27,973       29.4
Operating income (loss).................         (39,934)    (57.9)        (30,084)     (46.6)         (5,623)      (5.9)
Other income............................          11,020      16.0          13,285       20.6          36,810       38.7
Other expense...........................          54,945      79.7          56,091       87.1          30,271       31.8
Income (loss) before income taxes and
   minority interest....................         (83,859)   (121.6)        (72,890)    (113.1)            916        1.0
Income tax expense (benefit)............          14,234      20.6             277        0.4              18        0.02
Net income (loss) before minority
   interest.............................         (98,093)   (142.2)%       (73,167)    (113.6)            898        0.9
Minority interest in net loss (gain) of
   consolidated subsidiaries............          (1,055)     (1.5)            176        0.3           1,626        1.7
Net income (loss).......................         (99,148)   (143.7)        (72,991)    (113.3)          2,524        2.7
                                         ======================================================================================
___________

Note:

(1) On August 1, 2001, we transferred our TFT-LCD test handler line to DE&T, which was our affiliate in 2001, for Won 825 million.

Factors Affecting Operating Results

     Our operating results have experienced, and may continue to experience, severe fluctuation and downward pressure as a result of a number of interrelated factors associated with the markets in which we operate, including the following:

     o Prior to 1999, our sales had historically been derived principally from sales of semiconductor test handlers. We have diversified into SMD placement systems and successfully launched new models of SMD placement systems in the domestic market since the second half of 1999. As a result, our earnings structure has been less vulnerable to the cyclical nature of the semiconductor industry than it had been prior to 1999. Our revenues from the sale of SMD placement systems have accounted for 30.4%, 36.5% and 20.2% of our total revenues in 2001, 2002 and 2003, respectively However, because we have applied price-discounting policies to such sales in order to develop and penetrate into the SMD placement systems market, which policies we have continued due to intense competition and a decline in this market, our gross profit margins on these products were not as high as the gross profit margins on our semiconductor test handlers.

     o As of December 31, 2003, we invested Won 49.1 billion into Information Technology related companies since 1999. We have strategically invested most of these amounts, including indirect investments, into content and service related companies, which subsequently entered into exclusive or first-right contracts to provide contents and services to SK Communications Corporation and SoftForum. Not all of these investments have been profitable.

     o On December 18, 2000, Quad Systems Corporation, an OEM contractor of our SMD placement systems in North America and Europe, filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. As a result, our sales to North America and Europe had ceased for approximately 12 months, from September 2000 to August 2001, until we had reestablished our distribution channel of SMD placement systems in North America and Europe.

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

     o Our semiconductor test handlers and SMD placement systems come with an one-year product warranty. As we expense warranty costs as incurred rather than provide for estimated costs at the time of sale, recognition of warranty costs usually lags behind the sale of our products by approximately one year. Our domestic semiconductor test handler customers have historically focused on front-end manufacturing processes and do not have the facilities or expertise necessary to maintain and repair their back-end equipment. When our customers experience difficulties with one of our handler products, we have provided complimentary after-sale services even if the problem is not expressly covered by the terms of the product warranty. The costs incurred in providing these services are booked as product warranty expenses. We do not intend to provide similar non-warranty related services for which we receive no compensation in respect of our SMD placement systems.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Sales

     Sales revenue for the year ended December 31, 2003 increased by Won 30,623 million, or 47.5%, to Won 95,053 million, compared to Won 64,430 million for the year ended December 31, 2002. The increase of sales revenues in 2003 was primarily due to the increase of revenues derived from sales of semiconductor test handlers, which was partially offset by the decrease of revenues derived from sales of SMD placement systems. Sales revenue also increased due to increased sales revenues derived from SoftForum, for sales of software-based securities solutions.

     The sales revenue derived from semiconductor test handlers and components increased by Won 29,750 million, or 206.1%, from Won 14,434 million in 2002 to Won 44,184 million in 2003. The sales increase in semiconductor test handlers and components was largely due to the recovery in the semiconductor and related industries as well as the sales of our new products, flash memory test handlers, which generated Won 14,860 million or 33.6% of our semiconductor equipment sales in 2003.

     Sales revenue derived from SMD placement systems decreased by Won 4,285 million, or 18.2%, from Won 23,486 million in 2002 to Won 19,201 million in 2003. This decrease was attributable to the fact that we changed our policy of expanding our SMD market penetration to a strategy of focusing on profit and more credit-worthy customers.

     We recognized revenues of Won 17,189 million from sales of software-based securities solutions for on-line banking, trading and electronic commerce for the year ended December 31, 2003 compared to Won 15,881 million for the year ended December 31, 2002 from our subsidiary, SoftForum.

     The proportion of export sales revenue compared to total sales revenue slightly decreased to 31.4% for the year ended December 31, 2003, from 32.2% for the year ended December 31, 2002.

Cost of Sales

     The principal components of cost of sales are raw material costs, labor costs, depreciation expense, research and development costs and outsourced manufacturing expenses. Cost of sales increased by Won 15,840 million, or 27.9%, to Won 72,703 million for the year ended December 31, 2003 from Won 56,863 million for the year ended December 31, 2002. . This increase was primarily due to increase of semiconductor test handlers and components sales.

     The ratio of cost of sales to total sales revenue in 2003 was 76.5% compared to 88.2% in 2002. As the total sales volume increased, the ratio of cost of sales to sales revenue decreased due to our efforts to reduce manufacturing costs resulting in part from higher capacity utilizations caused by increased production volumes for our test handler equipment manufacturing.

Gross Profit

     Gross profit increased by Won 14,783 million, or 195.4%, to Won 22,350 million for the year ended December 31, 2003 from Won 7,567 million for the year ended December 31, 2002 primarily due to a greater rate of increase in our sales revenues compared to the rate of increase in our cost of sales.

     Gross profit to sales ratio also increased to 23.5% in 2003 from 11.7% in 2002, primarily a result of an increase in the sales of semiconductor test handlers, which have higher gross margins than that of SMD placement systems.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses decreased by Won 9,678 million, or 25.7%, to Won 27,973 million in 2003 from Won 37,651 million in 2002.

     Selling, general and administrative expenses decreased primarily as a result of a decrease in bad debts. We recognized Won 3,224 million of bad debts in the year ended December 31, 2003, which represented a decrease of Won 8,562 million, or 72.6%, compared to bad debts expense of Won 11,786 million for the year ended December 31, 2002. This result was primarily due to our efforts to control credit quality of our potential and current customers through our credit control process upon opening up an account with us. Therefore, a chance to have uncollected account receivable on trade becomes inconsequential.

     Salaries decreased by Won 535 million, or 5.2%, from Won 10,203 million in 2002 to Won 9,668 million in 2003 due to a change in the composition of our employees seniority levels. Research and development costs expensed as selling, general and administrative expenses decreased by Won 1,357 million, or 56.3%, from Won 2,410 million in 2002 to Won 1,053 million in 2003 primarily due to the application to our research and development division of our corporate management and cost control system, known as ERP, which aims to streamline and make efficient our various business divisions.

     The decrease in selling, general and administrative expenses was offset in part by a Won 1,041 million, or 31.3%, increase in commission, from Won 3,329 million in 2002 to Won 4,370 million in 2003. The commission, including sales and customer service commissions, increased as the sales revenues increased.

Operating Loss

     Operating loss for the year ended December 31, 2003 was Won 5,623 million, which represents an improvement of Won 24,461 million, or 81.3%, from our operating loss of Won 30,084 million for the year ended December 31, 2002. The decrease in operating loss resulted primarily from the increase in total sales revenues and the decrease in selling, general and administrative expenses in 2003, as compared to 2002.

Other Income

     Other income consists primarily of interest income, gain on disposal and valuation of trading securities, foreign exchange and translation gains and miscellaneous income. Other income increased by Won 23,525 million, or 177.1%, from Won 13,285 million in 2002 to Won 36,810 million in 2003.

     Other income increased primarily due to a Won 26,940 million gain on disposal of available-for-sale securities, which was incurred when we sold all of our 6,836,690 shares in SK Communications Corporation.

Other Expenses

     Other expenses for the year ended December 31, 2003 consist primarily of valuation loss on inventories, equity in losses of affiliates and interest expenses. Other expenses decreased by Won 25,820 million, or 46.0%, to Won 30,271 million in 2003 from Won 56,091 million in 2002 primarily due to a decrease in inventory valuation loss and impairment of deferred development costs.

     Inventories, especially finished products, were written down to net realizable value where applicable and Won 12,428 million of inventory valuation loss was accounted for as other expenses in 2003 compared to Won 20,409 million in 2002 primarily due to our inventory revaluation process on obsolescent raw materials and finished products.

     Loss from impairment of deferred development costs in 2003 decreased by Won 9,816 million, or 86.6%, to Won 1,521 million in 2003 from Won 11,337 million in 2002 primarily due to the discontinuation of certain development projects. However, equity in losses of affiliates in 2003 increased by Won 7,126 million, or 861.7%, to Won 7,953 million in 2003 from Won 827 million in 2002 primarily due to additional Won 10,000 million investment in Cyber Bank, which increased our ownership to 28.24% from 1.05%.

     Other expenses in 2003 also included Won 2,160 million of interest expense, Won 1,746 million of provision for doubtful accounts and Won 477 million of foreign currency exchange and translation losses.

Income Taxes

     A full valuation allowance has been provided for the tax effect of temporary differences, net operating loss carry-forwards and tax credit carry-forwards as of December 31, 2003 since we believe that the realization of the deferred tax assets is uncertain. Income tax expense decreased by Won 259 million, or 93.5%, to Won 18 million in 2003 from Won 277 million in 2002 due to decrease of net profit in SoftForum.

Net Income

     Net income for the year ended December 31, 2003 was Won 2,524 million, which was an improvement of Won 75,515 million, or 103.5%, compared to the net loss of Won 72,991 million in 2002, principally as a result of the factors discussed above.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Sales

     Sales revenue for the year ended December 31, 2002 decreased by Won 4,547 million, or 6.6%, to Won 64,430 million, compared to Won 68,977 million for the year ended December 31, 2001. This decrease was mainly due to the transfer of our TFT-LCD test handler line to DE&T on August 1, 2001, which generated Won 5,608 million of sales revenue in 2001. The decrease of sales revenues in 2002 was also due to the decrease of sales revenues derived from semiconductor test handlers, which was offset by the increase of sales revenues derived from SMD placement systems.

     Sales revenue derived from SMD placement systems increased by Won 2,494 million, or 11.9%, to Won 23,486 million in 2002 from Won 20,992 million in 2001. The increase in sales was largely due to our greater penetration into overseas markets, particularly in Asia, as well as our resumed sales to North America and Europe after reestablishing our distribution channel of SMD placement systems after Quad Systems' bankruptcy in 2001.

     Sales revenue derived from sales of semiconductor handlers and components decreased by Won 3,984 million, or 21.6%, to Won 14,434 million in 2002 from Won 18,418 million in 2001, as a result of the continued downturn in the semiconductor and related industries, forcing many of our customers to discontinue or limit components and purchases of new components.

     We recognized revenues of Won 15,881 million from sales of software-based securities solutions for on-line banking, trading and electronic commerce for the year ended December 31, 2002, compared to Won 15,517 million for the year ended December 31, 2001 from our subsidiary, SoftForum.

     The proportion of export sales revenue compared to total sales revenue increased to 32.2% for the year ended December 31, 2002 from 17.9% for the year ended December 31, 2001.

Cost of Sales

     The principal components of cost of sales are raw material costs, labor costs, depreciation expense, research and development costs and outsourced manufacturing fees. Cost of sales decreased by Won 6,727 million, or 10.5%, to Won 56,863 million in 2002 compared to Won 63,590 million in 2001. This decrease was primarily attributable to a decrease in sales of semiconductor handlers and SMT placement systems as a result of the continued downturn in the semiconductor and related industries.

     The ratio of cost of sales to total sales revenue in 2002 was 88.2% compared to 92.2% in 2001, resulting in part from the convergence of product parts for handlers and SMT placement systems.

Gross Profit

     Gross profit increased by Won 2,180 million, or 40.5%, to Won 7,567 million in 2002 from Won 5,387 million in 2001 primarily due to a greater rate of increase in our sales revenues compared to the rate of increase in our cost of sales.

     Gross profit to sales ratio also increased to 11.8% in 2002 from 7.8% in 2001, primarily a result of an increase in the proportion of export sales, which have higher sales prices than domestic sales.

     Since export sales prices are higher than domestic sales prices, our gross profit ratio to sales increased as the proportion of exports sales increased by 14.3% in 2002 from 2001.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses decreased by Won 7,670 million, or 16.9%, to Won 37,651 million in 2002 from Won 45,321 million in 2001.

     Selling, general and administrative expenses decreased primarily as a result of a decrease in product warranty costs. Won 1,004 million of product warranty costs was incurred in 2002, which represented Won 4,290 million, or 81.0%, decrease compared to our product warranty costs of Won 5,294 million in 2001. This decrease was primarily attributable to our efforts on product quality enhancement program that would eliminate potential obstacles when our products are installed in our customer's site.

     Advertising costs decreased by Won 1,408 million, or 59.9%, to Won 941 million in 2002 from Won 2,349 million in 2001 due to reduced advertisements for Information Technology related businesses.

     In addition, salaries decreased by Won 1,140 million, or 10.1%, to Won 10,203 million in 2002 from Won 11,343 million in 2001, as a result of the downsizing of the number of employees. Our employees decreased in number to 296 as of December 31, 2002 from 324 as of December 31, 2001.

     The decrease in selling, general and administrative expenses was offset in part by an increase in bad debts of Won 1,519 million, or 14.8%, to Won 11,786 million in 2002 from Won 10,267 million in 2001 primarily due to our aggressive marketing strategy for SMD placement systems, particularly in China.

Operating Loss

     Operating loss for the year ended December 31, 2002 was Won 30,084 million, which represents an improvement of Won 9,850 million, or 24.7%, from our operating loss of Won 39,934 million for the year ended December 31, 2001. The decrease in operating loss resulted primarily from the improvement of cost of sales and the decrease in selling, general and administrative expenses in 2002, as compared to 2001.

Other Income

     Other income consisted primarily of interest income, gain on disposal and valuation of trading securities, foreign exchange and translation gains and miscellaneous income. Other income increased by Won 2,265 million, or 20.6%, to Won 13,285 million in 2002 from Won 11,020 million in 2001.

     Other income increased primarily due to a Won 3,739 million reversal of provision for guarantees issued for Miraeonline, which was accounted for as other expenses in 2001. The guarantee expired in 2002.

     The increase in other income was offset in part by a Won 1,837 million decrease in foreign exchange and translation gains due to rising Won value to US dollars. Interest income also decreased by Won 752 million due to both reductions in interest-bearing financial assets and the interest rate, compared to 2001.

Other Expenses

     Other expenses for the year ended December 31, 2002 consisted primarily of valuation loss on inventories, provision for doubtful accounts, impairment loss on deferred development costs and impairment loss on investment securities. Other expenses increased by Won 1,146 million, or 2.1%, to Won 56,091 million in 2002 from Won 54,945 million in 2001 primarily due to increase of inventory valuation loss.

     Inventories, especially finished products, were written down to net realizable value where applicable and Won 20,409 million of inventory valuation loss was accounted for as other expenses in 2002, compared to Won 16,837 million in 2001 primarily due to our inventory revaluation process on obsolescent raw materials and finished products. Investment securities were also written down to their net asset value and Won 3,631 million of impairment loss on investment securities was accounted for as other expenses in 2002 primarily due to the decline in net asset value of investments that was not deemed to be temporary.

     In 2002, several development projects were discontinued and related deferred development costs of Won 11,337 million were written off as other expenses.

     Other expenses in 2002 also included Won 3,663 million of interest expense, Won 7,087 million of provision for doubtful accounts and Won 2,102 million of foreign currency exchange and translation losses.

Income Taxes

     A full valuation allowance has been provided for the tax effect of temporary differences, net operating loss carry-forwards and tax credit carry-forwards as of December 31, 2002 since we believe that the realization of the deferred tax assets is uncertain. Income tax expense decreased by Won 13,957 million, or 98.1%, to Won 277 million in 2002 from Won 14,234 million in 2001 due to our net loss.

Net Loss

     Net loss for the year ended December 31, 2002 was Won 72,991 million, which was an improvement of Won 26,157 million, or 26.4%, compared to the net loss of Won 99,148 million in 2001, principally as a result of the factors discussed above.

U.S. GAAP Reconciliation

     Our consolidated financial statements are prepared in accordance with Korean GAAP, which differs in certain significant respects from U.S. GAAP. The significant differences are described below:

     o under U.S. GAAP, the realization of deferred tax assets depends on an objectively verifiable estimate of future income which is commonly based on pretax accounting income (losses) of the current and immediate two preceding years. Under Korean GAAP, no such practice has evolved;

     o under Korean GAAP, research and development costs that meet specific conditions, such as new product development, technological feasibility, marketability and usefulness, are deferred and amortized over a period not to exceed 20 years, while such costs are expensed under U.S. GAAP;

     o under Korean GAAP, through 2002, sales are recognized at the time products are delivered to customers while under U.S. GAAP, product sales are recognized upon final customer acceptance and passage of legal title. However, effective January 1, 2003, Korean GAAP was revised so that products sales are recognized upon final acceptance and passage of legal title. This accounting change has been applied prospectively;

     o under U.S. GAAP, if the decline in fair value is judged to be other than temporary, the cost basis of the individual securities is written down to fair value as a new cost basis and the amount of the write-down is included in current operations. Under Korean GAAP, if the collectible value from the securities is less than acquisition costs with objective evidence of impairment such as bankruptcy of investees, an impairment loss is recognized;

     o under Korean GAAP, the subsequent recoveries of impaired available-for-sale securities, held-to-maturity debt securities and equity securities without readily determinable fair value result in an increase of their carrying amount up to the original acquisition cost, and the recovery gains are reported in current operations up to the previously recognized impairment loss as reversal of loss on impairment of investment securities. Under U.S. GAAP, the subsequent increase in carrying amount of the impaired and written down held-to-maturity debt securities and equity securities without readily determinable fair value is not allowed. The subsequent increase in fair value of available-for-sale securities is reported in other comprehensive income;

     o under U.S. GAAP, after a long-lived asset write-down, representing the new carrying amount, subsequent recoveries in value may not be recognized, whereas under Korean

          GAAP, such recoveries are recognized as gains to the extent of impairment losses previously recognized;

     o Under previous Korean GAAP, product warranty expenditures as incurred in manufacturing costs were allocated between cost of sales and inventories. Under U.S. GAAP, warranty costs are accrued at the time of sale based on historical experience and expected future costs and recorded as costs of sales. In accordance with revised Korean GAAP, effective January 1, 2001, we classify product warranty expenditures incurred as an item of selling, general and administrative expenses for a more appropriate financial statement presentation;

     o under Korean GAAP, there is no requirement to present comprehensive income. Under US GAAP, comprehensive income and its components must be presented in the financial statements. Comprehensive income includes all changes in shareholders' equity during a period except those resulting from investments by, or distributions to, owners, including certain items not included in the current results of operations. There were no such changes in our shareholders' equity in all periods presented;

     o under Korean GAAP, loss from valuation of inventories is classified as other expenses while under U.S. GAAP, it is classified as cost of sales; however, effective January 1, 2004, loss from valuation of inventories will be classified as cost of sales under Korean GAAP;

     o under US GAAP, when an investor holds other types of interest (for example, loans and preferred stock) in addition to common stock of an investee accounted for by the equity method of accounting and the investor's share of losses of the investee exceed the carrying amount of the common stock investment, additional equity method losses are recognized by the investor. Under Korean GAAP, no such additional losses are required to be recognized by the investor. If the investee subsequently reports net income or issues its common stock, the investor shall resume applying the equity method and recognize its share of the net loss not recognized during the period the equity method was suspended as an adjustment to retained earnings from prior periods, under Korean GAAP;

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

     o under Korean GAAP, depreciation for six months was permitted to be recorded for any asset placed in service during the second half of the year in accordance with Korean tax law until 2001. Effective from 2002, depreciation expense commences in the month the related asset is placed in service. Under U.S. GAAP, depreciation expense starts to accrue from the month the related asset is deployed into service;

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

     o under Korean GAAP, provisions for doubtful accounts other than trade receivables are classified as other expenses while provisions for doubtful trade receivables are classified as selling, general and administrative expenses. Under U.S. GAAP, this provision is recorded as selling, general and administrative expenses considering the original nature of those receivables;

     o under Korean GAAP, minority interest in equity of consolidated subsidiaries is presented to be included in shareholders' equity. Under U.S. GAAP, minority interest is presented as an item separate from shareholders' equity;

     o under Korean GAAP, loans provided by the Company to employees to finance purchases of the Company's shares are accounted for as receivables, and related payment guarantees provided by the Company to a lender are accounted for as a contingency. Under U.S. GAAP, such loans are deducted from stockholders' equity and the related payment guarantees are recorded as a liability with a corresponding deduction from stockholders' equity;

     o In November 2002, the FASB issued Interpretation No. 45 ("FIN 45") - "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures are effective for the Company's annual financial statements for the year ended December 31, 2002. The adoption of this Interpretation did not have a significant impact on the Company's consolidation financial position or results of operations;

     o    On January 17, 2003, the FASB issued Interpretation No.46 ("FIN 46")
          - "Consolidation of Variable Interest Entities", which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as "Special purpose entities ("SPEs")." The underlying principle behind the new Interpretation is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. The Interpretation also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity. In December 2003, the FASB released a revision of FIN No. 46 ("FIN No. 46R") in which the calculation of expected losses and expected residual returns have been altered to reduce the impact of decision maker and guarantor fees. In addition, FIN No. 46R changes the definition of a variable interest. The Company as a foreign private issuer is required to apply either FIN 46 or FIN 46R to variable interest entities ("VIEs') created after January 31, 2003. The adoption of this Interpretation did not have a significant impact on the Company's consolidation financial position or results of operations;

     o In April 30, 2003, the FASB issued Statement No. 149 - "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". The statements amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The new guidance amends Statement 133 regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an underlying and the characteristics of a derivative that contains financing components. The amendments set forth in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The adoption of SFAS No. 149 did not have a significant impact on its consolidated financial position or results of operations; and

     o On May 15, 2003, the FASB has issued Statement No.150 - "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The Standard improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that the following instruments be classified as liabilities in statements of financial position. One type of instrument is mandatory redeemable stock, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type of instrument, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instrument that is considered a liability under this statement is obligation that can be settled with variable number of its equity shares, the monetary value of which is fixed or tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. The statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. In addition to its requirements for the classification and measurement of financial instruments in its scope, SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatory redeemable. Most of the guidance in this statement is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No.150 had no significant impact on its consolidation financial position or results of operations.

     For a discussion of these and other significant differences between Korean GAAP and U.S. GAAP, see notes 27 and 28 of notes to consolidated financial statements. For a discussion of the Company's blank check arrangements, see note 23 of notes to consolidated financial statements.

     Sales, cost of sales, gross profit (loss), operating expenses, operating loss, net income (loss) and shareholders' equity under U.S. GAAP as of and for the years ended December 31, 2001, 2002 and 2003 are as follows:

                                                        2001                  2002                2003
                                                --------------------------------------------------------------
                                                                 (in millions of Korean won)
Sales......................................          (won)69,827          (won)69,715           (won)96,039
Cost of sales..............................               78,020               76,786                82,172
Gross profit (loss)........................               (8,193)              (7,071)               13,867
Operating expenses.........................               54,494               43,124                35,386
Operating loss.............................              (62,687)             (50,195)              (21,518)
Net income (loss)..........................              (84,811)             (62,607)              (24,278)
Shareholders' equity.......................              209,519              148,251               148,909



Taxation


     We have benefited from, and may continue to benefit from, certain tax benefits as set forth below:

     o The Korean tax code provides for various special tax credits for expenses related to the development of technology and human resources and capital investments. However, we could not benefit from such tax credits in 2001, 2002 and 2003 because we did not realize taxable income for these years. Such tax credits can be carried forward for a period of four to seven years from the date of accrual. As of December 31, 2003, we had Won 7,360 million in tax credit carry-forwards expiring between 2004 and the end of 2010.

     o SoftForum, one of our subsidiaries, received a special tax credit applicable to small- and medium-sized venture companies of Won 415 million and Won 266 million, for the years ended December 31, 2001 and 2002, respectively. The special tax credit equals 50% of income taxes payable. Therefore, SoftForum did not benefit this special tax credit in 2003 because SoftForum realized a net loss and did not have income taxes payable. SoftForum can benefit from this tax credit up to 2004.

     o Korean customs duty laws provide for the imposition of a general duty of 8% on certain equipment imported for use in the sector of the economy in which we operate. As a result, in the domestic market our semiconductor test handlers and SMD placement systems benefit from a competitive price advantage compared to similar products imported into Korea. Korean customs duty laws also provide for the imposition of a special duty of 18% on medium-speed general gantry type SMD placement systems with test times slower than 0.1 second per chip. This special duty had been applied until December 31, 2001, and further, has been imposed continuously thereafter. It is not known when it will expire.

Critical Accounting Policies, Estimates and Judgments

     Our consolidated financial statements are prepared in accordance with Korean GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management continually evaluates our estimates and judgments including those related to allowances for doubtful accounts, inventories, useful lives of property and equipment, investments, employee stock option compensation plans and income taxes. Management bases their estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that of our significant accounting policies, the following may involve a higher degree of judgment or complexity:

         Allowances for Doubtful Accounts

     An allowance for doubtful accounts is provided based on the estimated collectibilty of individual accounts and historical bad debt experience. We maintain allowances for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based on past experience and taking into account current collection trends that are expected to continue. If economic or specific industry trends worsen beyond our estimates, we increase our allowances for doubtful accounts by recording additional expense.

         Inventories

     Inventories are stated at the lower of cost, determined using the weighted average method, or net realizable value. Inventories consist of raw materials, finished goods, merchandise, work-in-process and inventories in transit.

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

         Investments

     Investment securities of non-consolidated-affiliated companies, over which we exercise significant influence, are stated using the equity method of accounting, whereby our initial investment is recorded at cost. The carrying value is subsequently increased or decreased to reflect our share of income or loss of the investee and dividends received therefrom. Our share in net losses of its affiliates is reflected only to the extent of its investment-carrying amount.

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

         Valuation of Long-term Receivables

     Long-term receivables resulted from long-term installment transactions are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts that are deducted directly from the related nominal receivable balances. Such imputed interest is included in operations using the effective interest rate method over the redemption period.

         Derivative Instruments

     We record rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that resulted from the change in the fair value of derivative instruments are reported in the current earnings. However, derivative instruments designed as hedging instruments are recorded as a separate component of shareholders' equity and credited/charged to operations when the hedged transactions affect earnings, and the ineffective portion of the gains or credited/changed immediately to operations.

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

     Net cash provided by or (used in) operating activities in 2001, 2002 and 2003 was (Won 11,957 million), (Won 24,340 million) and Won 519 million, respectively. We have continuously focused our efforts on collecting receivables and reducing inventories. Despite our success in decreasing the level of trade receivables and inventories, we realized negative cash flow from operating activities, mainly due to our low sales volume in 2001 and 2002. We realized positive cash flow from operating activities in 2003 as the sales volume increased.

     Cash and cash equivalents, short-term financial instruments, trading securities and current portion of available-for-sale securities as of December 31, 2001, 2002 and 2003 were Won 81,485 million (23% of total assets), Won 70,202 million (29% of total assets) and Won 57,582 million (25% of total assets), respectively. Short-term financial instruments are comprised of time deposits and financial instruments readily convertible into cash within one year. Trading securities are primarily comprised of Korean debt unit trusts. The increase for the year ended December 31, 2001 was primarily due to SoftForum's initial public offering on the KOSDAQ, which resulted in cash-inflows of Won 14,741 million. The decrease for the year ended December 31, 2002 was mainly due to lower sales volume. In order to compensate for this decrease in our cash flow, we made a divestiture of our Kang-nam Mirae building for Won 60 billion in 2002. The decrease for the year ended December 31, 2003 was mainly due to the acquisition of equity (4,000,000 shares) of Cyber Bank Co. at Won 2,500 per share. Cyber Bank Co. develops and manufactures telecommunication appliance, and develops total information system and software. As a result of acquisition, our ownership percentage increased to 28.24% from 1.05%.

     Cash provided by financing activities for the year ended December 31, 2001 were Won 71,210 million. Cash provided by financing activities in 2001 was mainly due to an increase in short-term borrowings of Won 55,330 million, as well as net cash inflows from the purchase and disposal of treasury stock of Won 7,448 million. Cash used in financing activities for the year ended December 31, 2002 was Won 13,375 million. Cash used in financing activities in 2002 was mainly due to a payment of short-term borrowings of Won 21,885 million. While short-term borrowings decreased, long-term borrowings increased by Won 10,000 million for the year ended December 31, 2002. Cash provided by financing activities for the year ended December 31, 2003 was Won 12,217 million. Cash provided by financing activities in 2003 was mainly due to an issuance of 24,927,500 additional shares at Won 1,020 per share.

     Our capital expenditures for the years ended December 31, 2001, 2002 and 2003 were Won 23,593 million, Won 3,238 million and Won 22,669 million, respectively. For the year ended December 31, 2001, we spent Won 23,729 million in connection with the construction of a research and development center in Hwasung City and other equipment, most of which relates to this center. We do not have any material commitments for capital expenditures other than our regular research and development activities. For the year ended December 31, 2002, we received Won 58,655 million for the disposal of an office building in Seoul and spent Won 3,238 million for capital expenditures. For the year ended December 31, 2003, we spent Won 17,683 million and Won 2,149 million, respectively, in connection with the purchase of an office building in Seoul by SoftForum, one of our subsidiaries, and construction of a plant in Chunan City.

     As of December 31, 2003, we had short-term credit lines with Korea Exchange Bank, Shinhan Bank and Kookmin Bank, the aggregate limits of which were Won 17,000 million, Won 5,000 million and Won 2,000 million, respectively. The interest rates for our credit lines with Korea Exchange Bank are 6.5%-6.9% and for our credit lines with Shinhan Bank and Kookmin Bank, the interest rates are 5.9% and 6.5%, respectively. As of such date, the amounts of these credit lines being used were Won 15,000 million from Korea Exchange Bank and Won 5,000 million from Shinhan Bank. These lines of credit will expire within one year. However, we believe that such credit lines will be renewed. A certain portion of our land and buildings is pledged as collateral for the credit line with Korea Exchange Bank.

     As of December 31, 2003, we had long-term credit lines with Korea Development Bank and Korea Exchange Bank bearing interest at a rate range from 4.17% to 6.20%. The aggregate limit of these credit lines was Won 10,032 million and these are due to expire in 2008. As of such date, we were utilizing the full amount of this credit line. A certain portion of our land and buildings is pledged as collateral for this credit line.

     The tables below set forth our contractual obligations and commercial commitments as of December 31, 2003.

Contractual Obligations as of December 31, 2003

                                                                     Payments Due by Period
                                                -------------------------------------------------------------------
                                                             Less Than 1                                    After 5
Contractual Obligations                           Total          year         1-3 years      4-5 years       years
-------------------------------------------------------------------------------------------------------------------
                                                                   (Unit: in millions of Won)
Long-Term Debt                                    10,032        1,787          4,766           3,479            -
Capital Lease Obligations                            621          461            160               -            -
Other Long-Term Obligations                            -            -              -               -            -
                                                -------------------------------------------------------------------
Total Contractual Cash Obligations                10,653        2,248          4,926           3,479            -

Other Commercial Commitments as of
  December 31, 2003




                                                                                         (Unit: in million won)


                                                           Amount of Commitment Expiration Per Period
                                               ---------------------------------------------------------------------------
                                                             Less than 1                                    Over 5
Other Commercial Commitments                    Total           year          1-3 years      4-5 years       years
                                               ---------------------------------------------------------------------------
                                                                   (Unit: in millions of Won)
Lines of Credit(1)                               24,000        24,000              -               -            -
Standby Letters of Credit                         2,396         2,396              -               -            -


Guarantees                                        2,965         2,965              -               -            -
Other Commercial Commitments                          -             -              -               -            -
                                              ----------------------------------------------------------------------------
Total Commercial Commitments                     29,361        29,361              -               -            -

__________________


Note:

(1) Excluding a long-term credit line of Won 10,032 million included under Long-Term Debt.

     Traditionally, the functional currency for our operations has been the Korean won. We believe that with overseas sales, our liquidity may be affected by exchange rate fluctuations, especially rates for US dollars. However, for the periods referred to above, there had been no material operating trends or effects on liquidity as a result of fluctuations in currency exchange rates.

     We had total outstanding trade accounts receivable of Won 36,409 million, Won 33,965 million and Won 40,589 million, net of allowance, as of December 31, 2001, 2002 and 2003, respectively.

     As of December 31, 2003, a lawsuit relating to payment of construction costs for a building, which we purchased in 2000, had been outstanding between the former building owner and his creditors. In connection with this, we made a payment in 2002 of Won 6 billion to a court on behalf of the former building owner in order to protect our assets and recorded the payment as an advance payment. In 2002, we sold this building to a third party. As of December 31, 2002, we recorded a full allowance for the advance payments and an additional provision for guarantees of Won 650 million.

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

     We have provided collateral to Seoul Guarantee Insurance Company guaranteeing the performance of certain of Mirae's significant customers for their timely delivery of goods and satisfaction of their warranty obligations. In the event Seoul Guarantee collects on our guarantees, our maximum liability is Won 1,000 million. We have also provided a promissory note to a significant customer guaranteeing our performance on a contract. In the event we fail to satisfy our contractual obligations, the customer could utilize the guarantee to cover its resulting losses. Our management does not presently anticipate any losses as a result of any of the above guarantees.

     We provided our employee association with guarantees totaling Won 1,056 million for their purchases of common stock of SoftForum, a subsidiary of the Company.

C.       Research and Development, Patents and Licenses, Etc.

     The semiconductor equipment manufacturing industry is subject to rapid technological change. We believe that continued and timely development and introduction of new and enhanced products is essential for us to maintain our competitive position. We believe a short lead time for product development may contribute to our ability to maintain our competitive position in the global marketplace. If product cycles become shorter due to the rapid pace of technological advancements, we believe that our research and development capabilities may help us maintain our competitive position in the marketplace. In order for us to maintain our competitive position in the global marketplace, Mirae research center is adapting six months development lead time rule from concept design stage to design verification test stage.

     Mirae research center in Hwasung City, which was built in 2002 is focusing on developing new generations of mechatronics equipment and software, and on advancing our core competencies and current system features relating primarily to accuracy, reliability and flexibility. Mirae research center has developed core technologies such as machine vision technology, high performance linear motor design technology, intelligent control technology and the distributed motion control technology. Since most of our essential technology is developed by Mirae research center, we do not license outside technology and, consequently, are not obligated to pay royalty fees.

     In 2003, Mirae research center developed new SMT equipment named Mx310 and Mx240 and new test handlers named MR2700 and MR5700. High speed chip placement system, Mx310, and multi-functional chip placement system, Mx240, successfully passed qualification process of a large EMS company in the United States. These two models can be used in production of mobile phone with high density PCB. The evaluation of the new SMT machines was accomplished in California and for successful evaluation, Mirae dispatched development engineers to EMS company for six months. The two new models are currently used for production in PCB assembly line at the company. At present, the customer is satisfied to use the new models. Two models are currently in mass production stage and we expect that they will contribute to our revenue and profits in 2004.

     We are widely known as memory test handler manufacturer. In 2003, Mirae research center completed development of logic test handler with high throughput, MR2700. MR2700 passed qualification process of a testing house and chip maker in Korea and have been used in production of CIS (CMOS Image Sensor). We expect that MR2700 will contribute to our revenue and profits in 2004. In order to maintain the competitive position in memory test handler marketplace, Mirae research center completed development of memory test handler with 128 parallelism, MR5700, in 2003 and MR5700 product contributed to the revenue of 2003 year. From the second half of 2003, for diversification of our businesses, Mirae research center has focused its resource on the development of assembly and test equipments associated with flash memory cards and mobile phones. These application equipment has been developed by using the technologies accumulated in Mirae research center. As a result, our businesses will be diversified into flash memory card market and mobile phone market and we expect that this equipment will contribute to our revenue and profits in 2004.

     Historically, we have placed high strategic importance on fostering our research and development expertise. As a result, our aggregate research and development expenditures for the years ended December 31, 2003, 2002 and 2001 amounted to Won 7.6 billion, Won 9.3 billion and Won 16.0 billion, respectively. Over the next several years, we plan to allocate up to 10% of our sales revenue to research and development expenditures, though this percentage may vary depending upon our financial results in any given year.

     For information on our patents and other intellectual property, please refer to "Item 4--Information on the Company--Business Overview--Intellectual Property".

D.       Trend Information

     See "Item 4--Information on the Company--Business Overview" and "Item 5--Operating and Financial Review and Prospects--Operating Results".

E.       Off Balance Sheet Arrangements

     We have provided our employee association with guarantees totaling Won 1,056 million for their purchases of common stock of SoftForum, a subsidiary of the Company. See note 23 to our consolidated financial statements. Otherwise, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, change in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

ITEM 6. Directors, Senior Management and Employees A. Directors and Senior Management

     Our Board of Directors consists of six Directors, three of whom are independent (or "outside") non-executive Directors. The functions and duties conferred on the Board of Directors include:

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

         Board of Directors

     The following table provides certain information about the members of our Board of Directors.


                                       Year        Expiration
         Name             Age       Appointed        of Term              Position Held
----------------------------------------------------------------------------------------------------------------
Hyung Yun Lee              55         2001            2006       Chief Executive Officer and President of Mirae
                                                                 Corporation
                                                                 CEO of Mirae America, Inc.

Soon Do Kwon               46         1999            2006       An absentee Director of Mirae Corporation
                                                                 CEO and  President of SoftForum Co., Ltd.
                                                                 CEO and President of MR TechTown Co., Ltd.

Young Sun Cho              46         2004            2007       President, Chief Executive Officer of Cyber
                                                                 Bank Corporation

Kwang Hyung Lee            49         1999            2005       Outside Director

Hyun Kyo Jung              48         1999            2005       Outside Director

Yeon Ho Lee                45         2003            2006       Outside Director


     The principal occupation, employment and education histories of the members of our Board are as follows:

     Hyung Yun Lee joined Mirae in 2001 as President of Mirae America, Inc. On May 2, 2003 he was appointed President, Chief Executive Officer and as a Director of Mirae Corporation and is currently the Chairman of the Board of Director. Prior to that, Mr. Lee worked for LG Electronics Co., Ltd. (formerly Kum-Sung Electronics Co., Ltd.) as a general manager and as President of Teradyne Korea and Schlumberger Korea. Mr. Lee received a

B.S. in Electronics from Seoul National University and a M.S. in Electricity from KAIST (Korea Advanced Institute of Science & Technology).

     Soon Do Kwon joined the Company as Chief Financial Officer in 1999 and was elected as a Director in March 2000. In May 2003, he was appointed as Vice President of the Company. In March 2004, he resigned as Vice President and Chief Financial Officer and appointed as absentee Director at the same time. Prior to joining Mirae, he was employed at Ssangyong Oil and Refinery Co. from 1982 to 1999, during which time he held various positions, including serving as an internal auditor. Mr. Kwon received a B.B.A. from Korea University. Mr. Kwon is the Representative Director and Chief Executive Officer of Mobile Game Co., Ltd., as well as the Chief Executive Officer of SoftForum Co., Ltd. and Mirae Online Co., Ltd., each of which are subsidiaries of Mirae.

     Young Sun Cho joined Mirae as a Director in March 2, 2004 and he is a President and Chief Executive Officer at Cyber Bank Corporation. Prior to joining Mirae, Mr. Cho was employed at Daewoo Precision Industries CO., Ltd. in the research and development center. He received a B.E in School of Mechanical and Aerospace engineering from Seoul National University.

     Kwang Hyung Lee was elected as an outside Director in 1999. He is a professor at Korea Advanced Institute of Science and Technology. Mr. Lee received a B.S. in Industrial Engineering from Seoul National University and a Ph.D. from Institute National Sciences Appliques de Lyon in Computer Science.

     Hyun Kyo Jung was elected as an outside Director in October 1999. He is a professor at Seoul National University. Mr. Jung received a B.E., M.E. and Ph.D from Seoul National University in Electrical Engineering.

     Yeon Ho Lee was elected as an outside Director in March 2003. He is a certified public accountant and is currently employed by Kwang-Jang Accounting Corporation. He received a Master in Business Administration from Yonsei University.

         Senior Management

     The following table provides certain information about our senior management.

           Name                Age    Year Appointed                        Position Held
------------------------------------------------------------------------------------------------------------
Yoon Hee Bae                   52          2003        Executive Managing Director of Sales Division
Heung Seon Hwang               45          2003        Executive Director of Business Support Division
Hee Rak Beom                   45          2003        Executive Director of Research & Development Center
Ji Hyun Hwang                  41          2003        Director of Research & Development Center
Hyeon Tae Kyeong               41          2003        Director of Production Division
Do Young Cho                   45          2003        Director of Display Division
Suk Joo Ko                     39          2004        Director of Accounting Team; Currently performing the
                                                       role of CFO
                                                       CFO of Miraeonline Co., Ltd.
Laurent Robert                 37          2004        Director of SMT Software Team

     The principal occupation, employment and education histories of the senior managers are as follows:

     Yoon Hee Bae joined Mirae in 1997 as Director of New Business Development, served as Director of Overseas Business Support from 1999 to 2001 and Executive Director of the Customer Support Division from 2001 to 2003, and currently serves as a Executive Managing Director of the Sales Division. Before joining Mirae, Mr. Bae worked as a Director of the Customer Support Division at Applied Materials, Inc., Manager of Field Service Group LTX Korea Co. and Manager of Device Test Engineering Group at Hynix Semiconductor Inc.

     Hee Rak Beom joined Mirae in 1997 as Director of the R&D Division and now he serves as Executive Director of R&D Center. Prior to joining Mirae, Mr. Beom worked at LG Electronics Co. R&D Center and at LG Industrial Systems Co. as a general manager in the R&D Center. Mr. Beom received a Ph.D in Mechanics from KAIST (Korea Advanced Institute of Science & Technology).

     Heung Seon Hwang joined Mirae in 2000 as a Director of the Production Division and currently holds the position of Executive Director of Business Support Division. Prior to joining Mirae, Mr. Hwang worked for Samsung Electronics and Samsung Techwin as a Unit Leader. Mr. Hwang graduated from Hongsung College.

     Ji Hyun Hwang joined Mirae in 1998 and currently serves as a Director of the R&D Center. Mr. Hwang worked for LG Industrial Systems Ltd. as a senior research engineer and received a M.S. in Precision Machinery Engineering from Hang Yang University.

     Hyeon Tae Kyeong joined Mirae in 1997 and currently serves as Director of the Production Division. Mr. Kyeong worked for LG Industrial Systems Ltd. as a manager of research and development. Mr. Kyeong received a M.S. in Applied Mechanics from Yonsei University.

     Do Young Cho became a member of Mirae as a Director of Display Division in December 1, 2003. Prior to joining Mirae, Mr. Cho was employed at Sangnong Corporation as a Research Engineer of R&D Center from 1984 to 1986 and also was worked at Samsung SDI as Research Engineer of R&D Center from 1987 to 2000. Then, Mr. Cho was worked at Young System Co., Ltd. as a Director of Sales Division from 2001 to 2003.

     Suk Joo Ko joined Mirae in 2000 as a General Manager of Accounting Team and currently holds the position as a Director of Accounting Team as well as the Chief Financial Officer of Miraeonline Co., Ltd. which is a subsidiary of Mirae. Mr. Ko is also currently performing the role of our Chief Financial Officer. Prior to joining Mirae, Mr. Ko worked at Planning Department of SK Corporation and also was employed at AhnKwon & co., as the part of the International Department. Mr. Ko is a certificated public accountant and received a B.A. in school of Business from Yonsei University.

     Laurent Robert joined Mirae in 1998 and currently serves as a Director & Chief Research Engineer of SMT Software Team. Mr. Laurent received a B.Sc in microelectronics in 1988 and a M.Sc in microelectronics in 1989 as well as Engineer School (Grande Ecole) in microelectronics in 1990 from Montpellier University and a Ph.D degree in Computer Science from the university of Montpellier.

B.       Compensation

         Directors' and Senior Managers' Compensation

     We pay our Directors salaries and bonuses as determined by shareholder resolutions which is determined on an annual basis. For the year ended December 31, 2003, the aggregate compensation (salaries, bonuses and allowances) paid and accrued to all Directors and senior managers was approximately Won 1,376 million. In addition, the aggregate amount set aside for all Directors and senior managers for pension, retirement and insurance was approximately Won 639 million. The foregoing amounts do not include amounts expended by us for automobiles made available to our Directors and senior managers, expenses reimbursed to Directors and senior managers (including business travel expenses and professional and business association dues and expenses) and other benefits commonly reimbursed or paid by companies in Korea.

         Stock Options Granted to Employees, Directors and Senior Managers

     As of March 31, 2004, stock options to our employees representing 7,856,896 common shares of the Company remain outstanding. In March 2001, with the approval of our shareholders, an aggregate of 3,201,045 stock options exercisable into the same number of our common shares were granted at an exercise price of Won 1,379 per share, which shall become exercisable on March 24, 2004 and expire on March 23, 2009. However, 1,187,479 stock options were cancelled upon employees' resignation and 2,013,566 stock options remain unissued. In June 2002, with the approval of our shareholders, an aggregate of 1,072,456 stock options exercisable into the same number of our common shares were granted at an exercise price of Won 1,261 per share, which shall be exercisable on June 25, 2004 and expire on June 24, 2009. However, 153,208 stock options were cancelled upon employees' resignation and 919,248 stock options remain unissued. In March 2003, with the approval of our shareholders, an aggregate of 2,599,025 stock options exercisable into the same number of our common shares were granted at an exercise price of Won 988 per share, which shall be exercisable on March 22, 2005 and expire on March 21, 2010. However, 184,764 stock options were cancelled upon employees' resignation and 2,414,261 stock options remain unissued.

     In July 2003, with the approval of our shareholders, an aggregate of 1, 288,690 stock options exercisable into the same number of our common shares were granted at an exercise price of Won 1,368 per share, which shall be exercisable on July 16, 2005 and expire on July 15, 2010. However, 128,869 stock options were cancelled upon employees' resignation and 1,159,821 stock options remain unissued.

     In March 2004, with the approval of our shareholders, an aggregate of 1,350,000 stock options exercisable into the same number of our common shares were granted at an exercise price of Won 1,218 per share, which shall be exercisable on March 20, 2006 and expire on March 19, 2011.

     We use our stock option plans to reward the performance of our officers and other employees who have contributed and/or have the ability to contribute significantly to us. When the length of employment is less than two years after the grant of stock options, we may cancel the stock options awarded. Upon exercise of stock options, in accordance with the sole discretion of the Board of Directors, we may (i) grant newly issued common stock, (ii) grant treasury stock or (iii) grant the net difference in exercise price and market price with either cash and/or treasury stock.

     As described in note 2(u) to our consolidated financial statements, we adopted the fair value based method of accounting for the stock option compensation plan, in which fair value is determined using the Black-Scholes option-pricing model, without considering a volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. Under this accounting policy, total compensation costs were valued at Won 617 million and Won 1,267 million for options granted in 2002 and 2003, respectively, and are recognized over the service period (2 years). Compensation cost amounting to Won 159 million and Won 356 million in 2002 and 2003, respectively, was recognized.


                          List of Stock Option Awarded
                        to Directors and Senior Managers

                                                                                    Number of
                                                                                      Stock
                                                                       Stock         Options
           Name                            Position                   Option*       Exercised
----------------------------------------------------------------------------------------------
Hyung Yun Lee                CEO & President                           1,064,538       None
Soon Do Kwon                 Absentee Director                           129,079       None
Tae Seok Oh                  Senior Research Engineer                     25,815       None
Byeong Sung Lee              General Manager of Semiconductor             83,897       None
                             Equipment Worldwide sales Team
Yoon Hee Bae                 Executive Managing Director of Sales        288,028       None
                             Division
Heung Seon Hwang             Executive Director of Business              288,028       None
                             Support Division
Hee Rak Beom                 Executive Director of R&D Center            187,715       None
Hyeon Tae Kyeong             Director of Productions Division            187,715       None
Ji Hyun Hwang                Director of R7D Center                      187,715       None
Kwang Hyung Lee              Outside Director                             19,361       None
Hyun Kyo Jung                Outside Director                             19,361       None
Jeong Yul Jeon               Team Leader of Core Technology Team         129,075       None
                             II
Robert Laurent               Director & Chief Research Engineer          129,075       None
                             of SMT Software Team
Min Suke Suh                 Chief Research Engineer of Product          103,259       None
                             Team I
Jae Myeong Song              Senior Research Engineer of Product          90,353       None
                             Development Team II
Suk Joo Ko                   Director of Accounting Team                  80,000       None
Gun Hong Yang                General Manager of Management                90,353       None
                             Planning Team
Je Il Lee                    General Manager of Administrative            90,353       None
                             Team
Mi Ri Chung                  General Manager of Investor Relation         70,000       None
                             Team
Do Young Cho                 Director of Display Division                150,000       None


--------------

* All stock options are exercisable into the same number of our common shares.


C.       Board Practice

         Audit and Other Committees

         Audit Committee

     Pursuant to the rules of The Nasdaq National Market, our Board of Directors established an Audit Committee in November 1999 to review Mirae's financial reporting, administrative systems and internal control systems and structure. The Audit Committee also reviews Mirae's policies relating to the avoidance of conflicts of interest. Our Audit Committee members are Mr. Kwang-Hyung Lee, Mr. Hyun-Kyo Jung and Mr. Yeon-Ho Lee. Pursuant to an amendment to the Korean Commercial Code, effective as of December 31, 2002, certain companies may establish an Audit Committee in lieu of a statutory auditor. In addition, pursuant to the January 2000 amendments to the Korean Securities and Exchange Act, certain companies listed on the Korea Stock Exchange, which will be designated by Presidential Decree, will be required to establish an Audit Committee. In each case, the Audit Committee must consist of three or more members, two-thirds or more being outside Directors.

     The following table sets forth the details of our Audit Committee members.


           Name                                        Career                                Year Appointed
-------------------------------------------------------------------------------------------------------------
Kwang Hyung Lee              Ph.D in Computer Science from Institut National Sciences             2002
                             Appliques de Lyon

                             Professor of Korea Advanced Institute of Science and
                             Technology (KAIST)

Hyun Kyo Jung                Ph.D in Electrical Engineering from Seoul National                   2002
                             University
                             Professor of Seoul National University

Yeon Ho Lee                  M.B.A. from Yonsei University, Certified Public                      2003
                             Accountant, Kwang-Jang Accounting Firm


         Governance Committee

     The Governance Committee oversees the composition, structure and evaluation of the Board of Directors and its committees, and develops and maintains a set of corporate governance guidelines. Our Governance Committee members are Mr. Hyung Yun Lee, Mr. Soon Do Kwon, Mr. Young Sun Cho, Mr. Kwang Hyung Lee, Mr. Hyun Kyo Jung and Mr. Yeon Ho Lee.

         Compensation Committee

     The Compensation Committee oversees our programs that foster employee and executive development, determines executive compensation and oversees significant employee benefits programs, policies and plans relating to our employees and executives. Our Compensation Committee members are Mr. Hyung Yun Lee and Mr. Soon Do Kwon.

         Outside Director Nominating Committee

     The Outside Director Nominating Committee assists the Board of Directors in identifying individuals qualified to be outside directors. The Outside Director Nominating Committee members are Mr. Hyung Yun Lee, Mr. Soon Do Kwon, Mr. Young Sun Cho, Mr. Kwang Hyung Lee, Mr. Hyun Kyo Jung and Mr. Yeon Ho Lee.

D.         Employees

     Competition for technical personnel in our industry is intense. We believe that we have been successful in recruiting qualified employees, and that our future success depends in part on our continued ability to hire, assimilate and retain qualified personnel.

     We maintain a retirement plan, as required by Korean labor law, pursuant to which an employee terminating his or her employment after one year or more of service is entitled to receive a lump-sum payment based on length of service and average monthly compensation over the employee's final three months. We have an employee stock ownership association through which members may, with certain exceptions, purchase up to an aggregate of 15% of any of our shares offered publicly in Korea.

     Our employees do not belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations, and we believe that our relations with our employees are good.

     The following table sets forth the number of our employees by department for the periods indicated. Our employees decreased in number during these periods due to our downsizing as part of our corporate restructuring.


                                                                         Number of Employees
                                                                   At December 31,                    At March 31,
                                                      ----------------------------------------------
                                                        2001             2002           2003              2004
                                                      -------------------------------------------------------------
Management & Administration.......................       109             148             46                82
Research & Development............................       102              78             79                73
Manufacturing.....................................        88              53             105               98
Sales & Marketing.................................        20              21             71                27
Total.............................................       319             300             301              280


E.       Share Ownership


     The following table sets forth the beneficial ownership of our common shares by our directors and senior managers:


                                          Number of shares issued          Percentage shareholder
            Shareholder                       and outstanding                   ownership(1)
------------------------------------------------------------------------------------------------------
Soon Do Kwon.....................                     31,250                        0.02%
Moon Soul Chung(2)...............                 22,395,692                       13.86%

--------------

Notes:

(1)  Calculation includes the 1,474,139 shares of stock held in treasury by us.

(2) Mr. Chung is our founder and served as President since our inception in 1983 and as Chief Executive Officer, Chairman of the Board of Directors and Representative Director since our incorporation in 1990. Mr. Chung resigned from these positions as of January 3, 2001 and is currently named
     Honorary Chairman of the Board of Directors. This number includes
     22,395,692 (12.50%) held by Moon Soul Chung, 1,744,081 (0.97%) held by
     Boon Soon Yang (wife), 275,824 (0.15%) held by Eun Kyoung Chung
     (daughter), 137,770 (0.08%) held by Eun Hee Chung (daughter), 137,770
     (0.08%) held by Jin Man Chung (son) and 137,278 (0.08%) held by Ki Won
     Chung (son).


     For information regarding ownership of stock options to acquire our common shares which are held by our Directors, senior managers and employees, please refer to "Directors, Senior Management and Employees--Compensation--Stock Options Granted to Employees, Directors and Senior Managers".

ITEM 7.  Major Shareholders and Related Party Transactions

A.       Major Shareholders

     To the best of our knowledge, our only major shareholder (i.e., shareholder beneficially owning five percent (5%) or more of our common shares) is Mr. Moon Soul Chung, our former Chairman of the Board, President and Chief Executive Officer until January 3, 2001. As of December 31, 2003, Mr. Chung has a shareholding of 12.50% and, including his family members, 13.86% and his voting rights as a holder of Mirae common shares do not differ from the rights of our other shareholders. For a description of Mr. Chung's shareholdings, please see "Item 6--Directors, Senior Management and Employees--Share Ownership".

B.       Related Party Transactions

     We have in the normal course of our business taken certain equity positions in companies with which we are in pursuit of the synergistic benefits for both parties where certain of these companies provide us services on arm's-length terms. These transactions are not material to our business. Mirae believes that all of the transactions described below have terms that are no more favorable to either party than had such transactions been negotiated between independent parties.

     o In May 1999, Mirae agreed to provide SK Communications (formerly Lycos Korea) with a loan of up to Won 6,250 million pursuant to the joint venture agreement between Mirae and Lycos, Inc. that established Lycos Korea. Mirae received interest of Won 688 million in 2001 and repayment of the principal in full of Won 6,250 million together with interest of Won 359 million on August 22, 2002. A payment guarantee by us of Won 12,477 million on behalf of Lycos Korea to Lycos, Inc. and Lycos Business Trust I (U.S.A.) was dissolved when SK Telecom Co., Ltd. purchased Lycos Inc.'s interest in Lycos Korea. In addition, Mirae received other income, including rental fees, of Won 147 million in 2001, from SK Communications until its head office moved to another location in 2002.

     o Mirae sold Won 1,783 million and Won 58 million of SMD placement systems to Mirae America, Inc., in 2002 and 2003, respectively, and paid to Mirae America sales commissions of Won 26 million in 2002 and Won 289 million in 2003. As of December 2003, Mirae had a balance of Won 1,408 million in accounts receivable, Won 800 million of advance payments and Won 10 million of accrued expenses in connection with its dealings with Mirae America.

     o In 2002, Mirae received total rental fees of Won 253 million from Mobile Game Co., Ltd., Mirae's affiliate, for its use of our Kang-nam Building in Seoul, Korea, which we then sold in June 2002. As of December 31, 2002, Mirae had Won 7 million of other accounts receivable and Won 2 million of advance payments. In 2003, Mirae disposed all of its equity holdings in Mobile Game to Cyber Bank, its affiliates.

     o Mirae imported and sold telecommunication devices, including PDAs, to Cyber Bank Co., Ltd. The total amounts of sales were Won 5,571 million, Won 3,974 million and Won 7,494 million in 2001, 2002 and 2003, respectively. In addition, Mirae received interest income of Won 235 million in 2002 due on a late payment of Won 2,382 million in accounts receivable. As of December 31, 2003, Mirae had a balance of Won 6,065 million of accounts receivable and Won 199 million of guarantee deposits payable to Cyber Bank.

     o In 2003, Mirae additionally acquired equity of Cyber Bank's 4,000,000 common shares at Won 2,500 per share. As a result of acquisition, Mirae's ownership percentage increased to 28.24% from 1.05%, and the accounting method for the investment in Cyber Bank was changed to the equity method of accounting from the cost method. In addition, Mirae provided Cyber Bank with a guarantee in the amount of Won 15,000 million for operating fund in May 2004 in order to ensure a recent contract with KT for providing PDA phone.

     o Mirae provided short-term loans of Won 800 million and Won 1,200 million in 2001 and 2002, respectively, to a subsidiary, Mirae Online, Co., Ltd. in order to enhance its competitiveness in providing program broadcasting and a home shopping channel service. The full amount of the principal of Won 2,000 million and interest (9%) of Won 109 million were paid to us on April 19, 2002. In addition, Mirae received total rental fees of Won 93 million and Won 66 million in 2002 and 2003, respectively, from Mirae Online for its lease of office space in our building in Bundang City, Korea.

     o Mirae also provided Mirae Online with a guarantee in the amount of Won 11 billion and U.S. $700,000 for Mirae Online's short-term borrowings. In connection with the subsidiary's obligations subsequent to 2001, estimated losses Mirae would incur for payments to be made on behalf of Mirae Online were recorded in the amount of Won 3,739 million at December 31, 2001, as a provision of guarantees issued. However, in 2002, the guarantee expired, and accordingly, Mirae reversed the provision for guarantee of Won 3,739 million. In November 2003, Mirae provided Mirae Online with a guarantee in the amount of Won 2,000 million for a bank-issued letter of credit.

     o On December 16, 2002, SoftForum made an acquisition of 359,997 common shares of Alpha Logics Co., Ltd. at Won 5,000 per share, or Won 1,800 million in aggregate, from Cyber Bank. This acquisition was part of management strategy to enhance SoftForum's security market, including security solutions and related equipment.

     o As of December 31, 2002, our major shareholder, Mr. Moon Soul Chung, had a 29.8%-ownership of Testech Co., Ltd.; therefore, Testech is a related company through common ownership. In July 2003, Mr. Chung donated his shareholding of Testech to Korea Advanced Institute of Science and Technology. In November 2001, the Company sold its fingerprint system division to Testech and in connection therewith, received Won 1,250 million in 2002. The Company sold Won 88 million of property and equipment to Testech in 2002 and purchased Won 7 million of property and equipment from Testech in 2003. The Company received Won 10 million of other income for acting as a patent rights agency for Testech in 2002 and 2003. The Company purchased Won 1,784 million and Won 460 million of raw materials from Testech in 2002 and 2003, respectively, and for the same period, paid Won 15 million and Won 3 million for services provided by Testech. As of December 31, 2003, the Company had Won 88 million of accounts payable to Testech.

     o We have reinstated a branch of the Company in Seoul, Korea with 386 square meters of leased office space in a building owned by SoftForum located in Dokok-dong, Kang Nam-gu. Our lease runs from April 13, 2003 through April 13, 2005. We paid a guarantee deposit of Won 386 million to SoftForum.

      Sales to our affiliates totaled approximately Won 7,552 million in 2003. For the years ended December 31, 2001, 2002 and 2003, the related party transactions were primarily with Mirae America, Cyber Bank, Testech and DE&T. For further information, see note 12 to our consolidated financial statements.

ITEM 8.   Financial Information

A.       Consolidated Statements And Other Financial Information

         Consolidated Financial Statements

     See Item 18 "Financial Statements" and pages F-1 to F-52 following Item
19.

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

     As of December 31, 2002, a lawsuit relating to payment of construction costs for a building in Seoul, Korea we sold in 2002 had been outstanding between the former building owner and his creditors. In connection with this, we made a payment of Won 6 billion to a court on behalf of the former building owner in order to protect our assets and recorded the payment as an advance payment. As of December 31, 2002, we recorded an allowance for the aggregate of the advance payments and an additional provision for guarantees of Won 649 million. In 2003, we diverted the full amount, Won 6,649 million, to the long-term loan.

     In November 2001, we filed a lawsuit against Nexscien (formerly Yuil Semicon Company), a Korean company, in Suwon Central District Court alleging infringement of our memory module test handler patents. The lawsuit seeks to prohibit all use of our patented technology, including manufacturing, using, selling, assigning and leasing module test handlers and any advertisement or display for assignment and lease of these products. The lawsuit allegedly demands Nexscien to pay us damages in excess of Won 22 billion. In February 2004, we applied for provisional injunction against Techwing, a Korean company, in Suwon Central District Court for infringing two of our patent rights. The provisional injunction seeks to prohibit Techwing from making, using and selling memory test handlers. Both of the legal proceedings are currently pending in Suwon Central District Court. We cannot ascertain at this time the likely outcome of the above legal proceedings.

     Except as described above, neither we nor any of our subsidiaries are involved in any litigation, arbitration or administrative proceedings relating to claims which may have, or have had, a significant effect on our financial position or the financial position of our subsidiaries taken as a whole, and, so far as we are aware, no such litigation, arbitration or administrative proceedings are pending or threatened.

         Dividend Distribution Policy

     Our Board of Directors determines annually the payment of dividends, if any, with respect to our shares on a per share basis. Any final dividend for a financial year is subject to shareholders' approval. A decision to declare or to pay any dividends in the future, and the amount of any dividends, will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our Directors may determine are important.

B.       Significant Changes

     No significant changes have occurred since the date of our consolidated financial statements for the fiscal year ended December 31, 2003.

ITEM 9.  The Offer and Listing

     Shares of our common stock are traded in Korea on the Korea Stock Exchange. Our American Depositary Shares ("ADSs") are quoted on The Nasdaq National Market under the symbol "MRAE".

     Each ADS represents two shares of our common stock. ADRs evidencing ADSs are issued by The Bank of New York as Depositary.

     The table below shows the high and low closing prices (in won and U.S. dollars, as applicable) of trading activity on the Korea Stock Exchange for our common stock since 1999 and on The Nasdaq National Market for our ADSs since November 17, 1999. With respect to our common stock, the share prices and average daily trading volume have been adjusted to reflect a 50 for one stock split effected on March 2, 1998. Liquidity of our ADSs may be limited as an active market for these securities has not yet developed.


                                          (KSE figures in won, NASDAQ figures in US$)

                                        KSE(1)                                  NASDAQ(2)
                             -----------------------------------------------------------------------
        Year                  High                  Low                 High                  Low
----------------------------------------------------------------------------------------------------
2003(3)                        2,065                1,055                3.90                 1.75
2002                           3,480                1,250                5.75                 2.00
2001                           2,840                  740                3.625                1.37
2000                          11,300                1,260               23.00                 1.063
1999                          11,300                3,050               16.75                15.00



                                        KSE(1)                                  NASDAQ(2)
                             -------------------------------------------------------------------------
        Year             Quarter           High              Low               High             Low
------------------------------------------------------------------------------------------------------
2002                      1Q               3,480            2,105               5.75             3.30
                          2Q               2,390            1,110               3.56             2.00
                          3Q               2,410            1,250               3.90             2.00
                          4Q               1,850            1,255               3.58             2.00
2003(3)                   1Q               1,500            1,055               2.75             1.69
                          2Q               2,065            1,095               3.05             1.75
                          3Q               1,955            1,360               3.90             1.90
                          4Q               1,835            1,055               3.80             1.75
2004(3)                   1Q               1,475            1,055               3.60             1.66
                      2Q(through           1,365              680               2.25             1.25
                    June 25, 2004)
______________

Notes:
(1) Source: Korea Stock Exchange

(2) Source: Bloomberg




(3) The prices of our common stock and our ADSs were diluted by the effect of additional issuance of common stock (5.12%) with consideration in 2003, which were issued less than fair value, as well as distribution of 20% stock dividends in 2003.



                                        KSE(1)                                  NASDAQ(2)
                             -------------------------------------------------------------------------
        Month                            High              Low               High                 Low
------------------------------------------------------------------------------------------------------
December 2003                           1,460             1,165              3.80                1.78
January 2004                            1,475             1,300              3.60                2.02
February 2004                           1,330             1,210              2.45                2.05
March 2004                              1,270             1,055              2.38                1.66
April 2004                              1,365             1,095              2.25                1.68
May 2004                                1,125              870               1.73                1.25
June 2004 (through June 25,
   2004)                                 935               680               1.55                1.28

ITEM 10. Additional Information

A.       Share Capital

     Not applicable.

B.       Memorandum and Articles of Association

     Article 2 of our Articles of Incorporation states our business objectives as being the following: the manufacture and sale of semiconductor equipment, automation equipment, electronic precision instruments, manufacture and sale of software, the leasing of real estate, the data base business (internet related business), the electronic communication sales business (electronic commerce related business), the cable broadcasting business, manufacture and sale of communications equipment and measuring instruments for communications equipment, development and sale of display products, manufacture and sale of lighting related products, and business incidental or related to the foregoing.

     No Director with a special interest as defined under the KCC with respect to a resolution of the Board of Directors may exercise his voting right. The remuneration for Directors is determined annually by resolution by shareholders at each general meeting of shareholders the general meetings of shareholders. Severance allowances for Directors are paid in accordance with the Officer's Severance Pay Regulation of the Company, adopted by resolution of a general meeting of shareholders annually.

C.       Material Contracts

     On May 24, 2002, we agreed to sell 17,838 square meters of space in a building located in Seoul, Korea to Pagoda Academy Company, an unrelated party, for Won 60,000 million. We used this space for our Internet venture companies and subsequently divested the property as part of a corporate restructuring process we undertook in order to enhance our mechatronics business. We received full consideration for the sale in May and June 2002.

     As of December 31, 2002, a lawsuit relating to payment of construction costs for this building had been outstanding between the former building owner and his creditors. In connection with this, we made a payment of Won 6 billion to a court on behalf of the former building owner in order to protect our assets and recorded the payment as an advance payment. As of December 31, 2002, we recorded an allowance for the aggregate of the advance payments and an additional provision for guarantees of Won 649 million.

D.       Exchange Controls

         Korea Foreign Exchange Controls and Securities Regulations

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

     In order for a depositary to receive any existing common stock from holders of such common stock (other than from the Company) for the purpose of issuance of depositary receipts representing such common stock, the Depositary would be required to obtain the Company's consent. The Company has agreed that it will consent to any deposit if the deposit will not violate applicable law or its Articles of Incorporation. No assurance can be given that the Company will always grant such consent. Therefore, a holder of ADSs who surrenders ADSs and withdraws common stock may not be permitted subsequently to deposit such common stock and obtain ADSs.

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

     Violation of such reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to that portion of Equity Securities exceeding 5% which violated such reporting requirements. Furthermore, the FSC may issue an order to dispose of such non-reported Equity Securities.

     In addition to the reporting requirements described above, any person whose direct or beneficial ownership of the Company's common shares accounts for 10% or more of the total issued and outstanding shares with voting rights (a "major shareholder") must report the status of his/her shareholding to the Securities and Futures Commission ("SFC") and the Korea Stock Dealers Association (the "KSDA") within 10 days following the date on which the person becomes a major shareholder. In addition, any change in the ownership interest subsequent to the report must be reported to the SFC and the KSDA by the 10th day of the calendar month immediately following the month in which the relevant change occurred. Violations of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment.

         Restrictions Applicable to ADSs

     No Korean governmental approval is necessary for the sale and purchase of the ADSs in the secondary market outside Korea or for the withdrawal of common stock underlying the ADSs and the delivery inside Korea of such common stock in connection with such withdrawal, provided that a foreigner who intends to acquire such common stock must obtain an Investment Registration Card from the Financial Supervisory Service as described below. A foreigner acquiring the common stock underlying ADSs must cause the Korea Securities Depositary to immediately report the acquisition to the Governor of the Financial Supervisory Service.

     Persons who have acquired common stock as a result of the withdrawal of common stock underlying the ADSs may exercise all shareholder rights without any further governmental approval.

         Restrictions Applicable to Common Stock

     As a result of amendments to the Foreign Exchange Transaction Laws and FSC regulations (together, the "FSC Rules") adopted in connection with the stock market opening from January 1992 and thereafter, foreigners are permitted to invest, with certain exceptions and subject to certain procedural requirements, in all shares of Korean companies unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Stock Exchange or registered on the Korea Securities Dealers Association Automated Quotation system (the "KOSDAQ") only through the Korea Stock Exchange or through the KOSDAQ except in certain limited circumstances, including odd lot trading of shares, acquisition of shares ("Converted Shares") by exercise of warrant under bonds with warrants, conversion right under convertible bonds, exchange right under exchangeable bonds or withdrawal right under depositary receipts, where such bonds with warrants, convertible bonds, exchangeable bonds and depositary receipts have been issued outside of Korea by a Korean company, acquisition of shares as a result of exercising allocable conversion rights attached to domestic convertible bonds, bonds with warrants and exchangeable bonds issued by listed companies, acquisition of shares by foreign companies as a result of a merger, acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders' rights (including preemptive rights or rights to participate in free distributions and receive dividends), and acquisition or disposition of shares in connection with a tender offer. Odd lot trading of shares outside the Korea Stock Exchange or the KOSDAQ must involve a licensed securities company in Korea as the other party. Foreigners are prohibited from engaging in margin transactions involving borrowed securities with respect to shares which are subject to a foreign ownership limit.

     The FSC Rules require a foreign investor who wishes to invest in shares on the Korea Stock Exchange or the KOSDAQ (including Converted Shares) to register its identity with the Financial Supervisory Service prior to making any such investment; provided, however, that such registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition thereof. Upon registration, the Financial Supervisory Service will issue to the foreign investor an Investment Registration Card which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an Investment Registration Card include foreign nationals (who are individuals with residence abroad for six months or more), foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by the decree of the MOFE under the Korean Securities and Exchange Act. All Korean branches of a foreign corporation as a group are treated as a separate foreigner from the head office of the foreign corporation. However, a foreign corporation or a depositary issuing depositary receipts may obtain one or more Investment Registration Cards in its name in certain circumstances as described in the relevant regulations.

     Upon a foreign investor's purchase of shares through the Korea Stock Exchange or the KOSDAQ, no separate report by the investor is required because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor's acquisition or sale of shares outside the Korea Stock Exchange or the KOSDAQ (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor of the Financial Supervisory Service at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Stock Exchange or the KOSDAQ, in the case of trades in connection with a tender offer, odd lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor of the Financial Supervisory Service by the securities company engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), asset management companies, futures trading companies, and internationally recognized foreign custodians to exercise shareholders' rights, place an order to sell or purchase shares or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of such foreign investor.

     Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), the Korea Securities Depository, asset management companies, futures trading companies and internationally recognized foreign custodians are eligible to act as a custodian of shares for a foreign investor. A foreign investor must ensure that his custodian deposits such shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

     Under the FSC Rules, with certain exceptions, all foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, certain designated public corporations are subject to a 40% ceiling on acquisitions of shares by foreigners in the aggregate. With certain exceptions, certain companies designated by the government as being "public corporations" may set a ceiling on the acquisition of shares by a single person within 3% of the total number of shares in their articles of incorporation. Of the Korean companies listed on the Korea Stock Exchange, Korea Electric Power Corporation has been so designated. The FSC may increase or decrease these percentages if it deems necessary for the public interest, protection of investors or industrial policy. There currently is no foreign investment ceiling that applies to our shares. Furthermore, an investment by a foreign investor of not less than 10% of the outstanding shares with voting rights of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to report to the Ministry of Commerce, Industry and Energy which delegates its authority to receive such report to foreign exchange banks or the Korea Trade Investment Promotion Agency under the relevant regulations. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that the restrictions are prescribed in each specific law which regulates the business of the Korean company.

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

     Securities companies and asset management companies are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors' stock investments in Korea. Through such accounts, these securities companies and asset management companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and won funds, either as a counterpart to or on behalf of foreign investors, without such investors having to open their own accounts with foreign exchange banks.

     The Korean Securities and Exchange Act was amended several times from January 1997 through January 2004 to internationalize the systems for issuing and distributing securities and the systems for mergers and acquisitions of businesses, to enhance the autonomy of the securities industry through deregulation and to strengthen the independence of auditors and the protection of minority shareholders. The amendments made the tender offer requirements more specific by requiring a tender offer where the purchaser and the persons who have a special relationship with the purchaser will hold 5% or more of the total issued and outstanding shares with voting rights concerned as a result of the purchase of the shares outside the Korea Stock Exchange or the KOSDAQ from a certain number of persons, enhanced the rights of minority shareholders, repealed certain limitations for the acquisition of its own shares by a listed company, permitted stock splits by companies of shares listed on the Korea Stock Exchange or registered with the KOSDAQ with a par value of not less than Won 100 and permitted the payment of interim dividends on a quarterly basis by companies listed on the Korea Stock Exchange or registered with the KOSDAQ if provided for in their articles of incorporation. In addition, to strengthen the protection of shareholders, the amendments also include the requirement that companies listed on the Korea Stock Exchange and companies exceeding a certain size that are registered with the KOSDAQ appoint a certain minimum number of outside directors to their boards; companies listed on the Korea Stock Exchange or registered with the KOSDAQ that exceed a certain size are required to maintain an audit committee; and a company listed on the Korea Stock Exchange or registered with KOSDAQ is, in principle, prohibited to engage in the act of providing a loan, lending of property, pledging collateral, and providing guarantees, for the benefit of any of the major shareholders, directors and statutory auditor of such company.

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

Taxation of Dividends

     For the purpose of Korean taxation of distributions made on common stock represented by ADSs, a non-resident holder will be treated as the owner of the common stock represented by such ADS. Dividends paid (whether in cash or in shares) to a non-resident holder are generally subject to withholding tax at a rate of 27.5% (which includes a 10% local tax) or such lower rate as is applicable under a treaty between Korea and such non-resident holder's country of tax residence. Such tax is required to be deducted from such dividends and only the net amount is paid to the non-resident holder of the common stock. In order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, the non-resident holder must submit to the Company, prior to the dividend payment date, such evidence of tax residence as may be required by the Korean tax authorities. Evidence of tax residence may be submitted to the Company through the Depositary. In addition, to obtain the benefit of a tax exemption available under applicable tax treaties, the non-resident holder must submit to the Company an application for exemption prior to the dividend payment date, together with a certificate of tax residence issued by a competent authority of the non-resident holder's tax residence country. Excess taxes withheld are not automatically recoverable even if the non-resident holder subsequently produces evidence that it was entitled to have taxes withheld at a lower rate.

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

Taxation of Capital Gains

     In the absence of any applicable treaty, a non-resident holder will generally be subject to Korean taxation on capital gains realized on a sale of ADSs or of common stock acquired as a result of a withdrawal of common stock underlying ADSs. However, capital gains earned by a non-resident without a permanent establishment in Korea from the sale of shares listed on the Korea Stock Exchange or registered with the KOSDAQ of a Korean company (such as the common stock or ADSs) may be exempt from Korean withholding tax if the non-resident seller, together with certain of its related parties, did not own or has not owned 25% or more of the total issued and outstanding shares of the company at any time during the year of the transfer date and during the five years before the year within which the transfer occurs. Under the Special Tax Treatment Control Law, capital gains earned by a non-resident holder (whether or not they have a permanent establishment in Korea) from the transfer outside Korea of securities issued outside Korea by a Korean company which are denominated in a foreign currency or satisfy certain criteria established by the MOFE are exempt from Korean taxation. The Korean tax authorities have issued a tax ruling confirming that depositary receipts (which would include the ADSs) are deemed to be securities issued outside Korea by the issuer of the underlying stock. Further, capital gains earned by a non-resident from the transfer of stocks issued by a Korean company are also exempt from Korean taxation if sold through an overseas securities market having functional similarity to the Korean Stock Exchange or KOSDAQ under the Korean Securities and Exchange Act.

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

     The purchaser or, in the case of the sale of common stock on the Korea Stock Exchange or through a licensed securities company in Korea, the licensed securities company, is required under Korean law to withhold the applicable amount of Korean tax from the sales price in an amount equal to 11% of the gross realization proceeds and to make payment thereof to the relevant Korean tax authority, unless the seller establishes its entitlement to an exemption or lower rate of taxation under an applicable tax treaty or produces satisfactory evidence of its acquisition cost for the ADSs. In order to obtain the benefit of an exemption or reduced rate of tax pursuant to a tax treaty, a non-resident holder must submit to the purchaser or the securities company (or through the Depositary), as applicable, prior to or at the time of payment, in the case of a tax exemption, an application for tax exemption along with a certificate of the non-resident holder's tax residency issued by a competent authority of the non-resident holder's tax residence country, and in the case of a tax rate reduction, just such certificate of residency. Excess taxes withheld are not automatically recoverable even if the non-resident holder subsequently produces evidence that it was entitled to have taxes withheld at the lower rate.

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

Securities Transaction Tax

     If you transfer shares, you will be subject to a securities transaction tax at the rate of 0.15% and an agriculture and fishery special tax at the rate of 0.15% of the sale price of the share when traded on the Korea Stock Exchange. If you transfer shares through the KOSDAQ, you will be subject to a securities transaction tax at the rate of 0.3% of the sales price of the shares and will not be subject to an agriculture and fishery special tax. If your transfer of shares is not made on the Korea Stock Exchange or the KOSDAQ, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special tax.

     To date, the imposition of the securities transaction tax has not been enforced on transfers of ADSs, however, the MOFE recently issued a ruling on February 25, 2004 to the Korean National Tax Service ("NTS") holding that depositary receipts fall under the meaning of share certificates that are subject to the securities transaction tax. In the ruling, the MOFE treats transfers of depositary receipts the same as the transfer of the underlying Korean shares. In light of the recent MOFE ruling, the securities transaction tax that would be due on transfers of the ADSs will be 0.5% of the sales price of the ADSs, unless the ADSs are listed or registered on the New York Stock Exchange, Nasdaq National Market or any other foreign exchanges designated by the MOFE (the MOFE has not yet designated any other exchanges through which the transfer of ADSs will be exempted from the securities transaction tax), and transfer of the ADSs takes place on such exchange. It is unclear as to when the Korean government will begin to enforce the imposition of the securities transaction tax, although they may start to do so at any time.

     The securities transaction tax, if applicable, must be paid in principle by the transferor of the shares on the rights to subscribe to such shares. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the Korean tax authority. When such transfer is made through a securities company, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax and pay it to the Korean tax authority. The failure to pay the securities transaction will result in a penalty of 10% of the tax due. The penalty is imposed on the party responsible for paying the securities transaction tax or, if the securities transaction tax is to be paid via withholding, the penalty is imposed on the party that has the withholding obligation.

Tax Treaties

     Each non-resident holder should consult his tax advisor regarding whether he is entitled to the benefit of a tax treaty with Korea. It is the responsibility of the party claiming the benefits of a tax treaty in respect of dividend payments or capital gains to submit to the Company through the Depositary, the purchaser or the securities company, as applicable, an application for tax exemption and a certificate as to his residence. In the absence of sufficient proof, the Company, the purchaser or the securities company, as applicable, must withhold tax at the normal rates.

     At present, Korea has not entered into any tax treaties regarding inheritance or gift tax.

United States Federal Income Tax Considerations

     The following is a summary of United States federal income tax considerations that are anticipated to be material for U.S. Holders (as defined below) who purchase common shares or ADSs of Mirae. This summary is based upon existing United States federal income tax law as currently in effect, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules, including: financial institutions, insurance companies, broker dealers, tax-exempt organizations, non-U.S. Holders, persons that will hold common shares or ADSs as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes, persons that own, directly or by attribution, 10% or more of the combined voting power of all classes of stock of Mirae, or persons that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax considerations. This summary assumes that investors will hold their common shares or ADSs as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code. Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local, and foreign income and other tax considerations of the purchase, ownership, and disposition of common shares or ADSs.

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

General

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

Dividends

     Subject to the discussion below under the heading "PFIC Considerations", any cash distributions paid by Mirae out of earnings and profits, as determined under United States federal income tax principles, will be treated as foreign source dividend income and will be includible in the gross income of a U.S. Holder upon receipt. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a "qualified foreign corporation" at a maximum U.S. federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period requirements are met. A non-U.S. corporation (other than a foreign personal holding company, foreign investment company, or passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and the Republic of Korea which the Secretary of Treasury of the United States determined is satisfactory for these purposes. Additionally, our ADSs are expected to be readily tradable since our ADSs are listed on the NASDAQ National Market, an established securities market in the United States. Cash distributions paid by Mirae in excess of its earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in its shares or ADSs, and after that as gain from the sale or exchange of a capital asset. Dividends received on common shares or ADSs will not be eligible for the dividends-received deduction allowed to corporations. Dividends paid in won will be includible in income in a United States dollar amount calculated by reference to the United States dollar - won exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of common shares held directly by such U.S. Holder. If a U.S. Holder does not convert the won it receives as a dividend into United States dollars on the date of receipt, it will have a tax basis in the won equal to the United States dollar value of the won on the date of receipt. Any gain or loss realized by a U.S. Holder on a subsequent conversion or other disposition of the won will be treated as ordinary income or loss.

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

     As an alternative to the rules described above, a holder of "marketable stock" in a PFIC may make a mark-to-market election, provided that the shares are regularly traded on a

"qualified exchange." Under applicable Treasury regulations, a "qualified exchange" includes the NASDAQ National Market on which ours ADSs are listed and any foreign exchange that is regulated by a governmental authority in which the exchange is located and in respect of which certain other requirements are met. Shares will be treated as regularly traded for any year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Whether our shares will be treated as regularly traded on a qualified exchange for any particular taxable year is a factual matter dependent upon the future trading of our shares. If you make this election, you will generally (i) include as income for each taxable year the excess, if any, of the fair market value of your shares at the end of the taxable year over the adjusted tax basis of the shares and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of the shares over the fair market value of the shares at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the shares would be adjusted to reflect any income or loss resulting from the mark-to-market election.

     Further, if the Company is classified as a PFIC, a U.S. Holder would not be eligible for a reduced tax rate on dividends paid on ADSs or common shares. See "Taxation of Dividends."

     We will not provide you with information to enable you to make a "qualified electing fund" election under which, generally in lieu of the treatment described above, our earnings would be currently included in your gross income.

     If you own shares during any year that we are a PFIC, you must file an annual IRS Form 8621. Each prospective investor is urged to consult its tax advisor regarding the potential application of the PFIC provisions, as well as the availability and advisability of certain elections that may be made by such investor with respect to common shares or ADSs if we are classified as a PFIC.

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

I.       Subsidiary Information

     Other than Mirae America, Inc., a California corporation, and Mirae Hong Kong Co., Ltd., a Hong Kong corporation, Mirae has a shareholding interest in 30 companies, all of which are Korean corporations. Set forth below is a list of such invested companies and Mirae's percentage of shareholding interest in them.

                             Company Name                                   Percentage
        ------------------------------------------------------- --------------------------
         SoftForum Co., Ltd.............................                        41.51
         MR Tech Town Co................................                       100.00
         Mirae Online, Co., Ltd.........................                        67.47
         Korea Internet.com Co., Ltd....................                        87.38
         Alpha Logics Co., Ltd..........................                       100.00
         Mirae America, Inc.............................                        50.00
         AIO Corporation................................                        21.63
         Cyber Bank Co., Ltd............................                        28.25
         On-net Corporation.............................                        14.71
         Intro System Co., Ltd..........................                        15.16
         JIT Corporation................................                         3.65
         Nara Vision ...................................                        17.43
         NetThru........................................                        19.73
         Infinity Telecom Co., Ltd......................                        16.70
         Telefree Co., Ltd..............................                         2.57
         Streambox Korea................................                         5.11
         NeoBill Co., Ltd...............................                         4.37
         Mobens Co., Ltd................................                        15.09
         Mirae (HongKong) Co., Ltd......................                        99.00
         Linxtek Co., Ltd...............................                         1.22
         Seoul Venture Base.............................                         5.69
         EON Group......................................                         1.33
         CAMIS Co., Ltd.................................                         0.26
         YESS World Inc.................................                         0.72
         Sunwoo Information system......................                         1.00
         Dabonet Co., Ltd...............................                         0.79
         Digital Photo Corporation......................                         0.93
         Telinker.......................................                         0.75
         E-GIOS Corporation.............................                         1.59
         Hackers Lab Co., Ltd...........................                         1.47
         Interchem Korea................................                         8.00
         Imobiz.........................................                         2.32


ITEM 11. Quantitative and Qualitative Disclosures About Market Risk

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

Equity Risk

     We have invested Won 663 million in Hynix Semiconductor Inc., which is listed on the Korea Composite Stock Price Index ("KOSPI"). As of December 31, 2002, this investment had decreased in market value from our initial investment by approximately Won 151 million, Won 453 million and Won 3 million in 2001, 2002 and 2003, respectively.

     As of December 31, 2003 we held interest-bearing Korean debt unit trusts comprised of Government, public and corporate bonds with a fair market value of approximately Won 21,382 million. The unit trusts bear interest at variable rates and generally have maturities of less than one year. The weighted average yield rate of the public and corporate bonds was 6.3%, or a valuation gain of Won 1,263 million, on an investment of Won 20,063 million in 2003. The unit trusts are not traded over any organized exchange in Korea, but are traded over the counter primarily by securities firms, investment trust companies and investment management companies. Fluctuations in the net asset value of these investments will fluctuate with changes in the value of the underlying securities.

     The following table sets forth the costs and fair values of the above-discussed equity and debt securities as of December 31, 2003 and 2002:


                                                                 As of December 31,
                          --------------------------------------------------------------------------------------------
                                                  2003                                        2002
                          --------------------------------------------------------------------------------------------
                                      Cost                Fair Value               Cost               Fair Value
                          --------------------------------------------------------------------------------------------
                                                             (Unit: in millions of Won)


Debt unit trusts                            20,063                  21,326               31,200                28,609
Equity securities                               59                      56                  512                    59



Interest Rate Risk

     Our debt obligations consist of several short-term and long-term credit lines at both fixed and variable rates. As of December 31, 2003, the amount of borrowings we had under the short-term and long-term credit lines with variable interest rates was Won 22,685 million. We believe that because these are short-term and long-term borrowings, their risk exposure to interest rate fluctuations is insignificant.

Foreign Currency Exchange Rate Risk

     As a consequence of the growing emphasis on our overseas businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rate between the Korean won and other major world currencies. In 2001, 2002 and 2003, sales outside of Korea comprised 17.9%, 32.2% and 31.4%, respectively, of our total sales. As foreign exchange rates change, translation of the statements of operations of our international sales into won affects year on year comparability. Historically, we have not hedged currency translation risks.

ITEM 12. Description of Securities Other Than Equity Securities

         Not applicable.


                                    PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

     None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

     Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the "Securities Exchange Act") as of the end of the period covered by this annual report on Form 20-F (the "Evaluation Date"). Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the "SEC") and are operating in an effective manner.

Changes in Internal Controls over Financial Reporting

     During the period covered by this annual report on Form 20-F, there have not been any significant changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. Audit Committee Financial Expert

     The members of our audit committee are all independent, outside directors of our board of directors. We believe that one or more of the members of our audit committee satisfy the criteria for "audit committee financial expert" prescribed by the SEC. Our board of directors has determined that Mr. Yeon-Ho Lee qualifies as an audit committee financial expert. See "ITEM 6. Directors, Senior Management and Employees - Board Practices - Audit and other Committees" for additional information regarding our Audit Committee.

ITEM 16B. Code of Ethics

     We have a code of ethics that applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer and other senior accounting officers. We also have internal control and disclosure policy designed to promote full, fair, accurate, timely and understandable disclosure in all of our reports and publicly filed documents. We are in the process of revising our code of ethics to ensure that it appropriately addresses our initiatives to improve our corporate governance policies. A copy of this code of ethics has been filed as Exhibit 11.1 to this annual report on Form 20-F. Our code of ethics is also available on our website at www.mirae.co.kr in Korean and at www.mirae.com in English.

ITEM 16C. Principal Accountant Fees and Services

     The following table sets forth the total fees we paid to our independent auditors, Deloitte & Touche LLC for the year ended December 31, 2003 and Ahn Kwon & Co. for the year ended December 31, 2002:

                                           (Unit: in millions of Won)
                                  --------------------------------------------
                                 |         Years Ended December 31,           |
                                 |--------------------------------------------|
                                 |      2003          |            2002       |
                                 |--------------------|-----------------------|
Audit........................    |      105           |             90        |
                                 |--------------------|-----------------------|
Total.........................   |      105           |             90        |
                                  ============================================

         "Audit Fees" are the aggregate fees billed by Deloitte & Touche LLC in 2003 and by Ahn Kwon & Co. in 2002 for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Pre-approval Policies and Procedures of Audit Committee of Independent Auditors' Engagement

     Our audit committee pre-approves all audit services to be provided by Deloitte & Touche LLC, our independent auditors. Our audit committee's policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the audit committee. Non-audit services that are prohibited to be provided to us by our independent auditors under the SEC and applicable law may not be pre-approved. In addition, prior to the granting of any pre-approval, our audit committee must be satisfied that the performance of the services in question will not compromise the independence of our independent auditors.

     Our audit committee did not pre-approve any non-audit services under the de minimis exception of Rule 2-01 (c)(7)(i)(c) of Regulation S-X as promulgated by the SEC.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees.

     Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated
          Purchasers.

     Not applicable.


                                   PART III

ITEM 17. Financial Statements

     Not applicable.

ITEM 18. Financial Statements

     See pages F-1 through F-57, incorporated herein by reference.

ITEM 19. Exhibits


--------------------------------------------------------------------------------
  Exhibit No.                        Description
--------------- ----------------------------------------------------------------
      1.1       Articles of Incorporation, as amended (English translation)
--------------- ----------------------------------------------------------------
      8.1       List of Subsidiaries
--------------- ----------------------------------------------------------------
      11.1      Code of Ethics
--------------- ----------------------------------------------------------------
      12.1 Certification of CEO pursuant to Rule 13a-14(a) of the Securities Exchange Act
--------------- ----------------------------------------------------------------
      12.2 Certification of CFO pursuant to Rule 13a-14(a) of the Securities Exchange Act
--------------- ----------------------------------------------------------------
      13.1 Certification of CEO pursuant to Rule 13a-14(b) of the Securities Exchange Act and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
--------------- ----------------------------------------------------------------
      13.2 Certification of CFO pursuant to Rule 13a-14(b) of the Securities Exchange Act and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
--------------- ----------------------------------------------------------------

                                   SIGNATURES

   The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                               MIRAE CORPORATION

                               By: /s/ Hyung Yun Lee
                                   ---------------------
                                   Name:   Hyung Yun Lee
                                   Title:  Chief Executive Officer and President


Date:    June 28, 2004

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Registered Public Accounting Firm ....................F-2
Consolidated balance sheets as of December 31, 2002 and 2003................F-4
Consolidated statements of operations for the years ended
  December 31, 2001, 2002 and 2003..........................................F-6
Consolidated statements of shareholders' equity for the years ended December 31, 2001, 2002 and 2003....................................F-7
Consolidated statements of cash flows for the years ended
  December 31, 2001, 2002 and 2003..........................................F-8
Notes to consolidated financial statements..................................F-10

Report of Independent Registered Public Accounting Firm


To the Board of Directors and Shareholders of Mirae Corporation


We have audited the accompanying consolidated balance sheets of Mirae Corporation (the "Company") and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003 (all expressed in Korean won). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea and standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mirae Corporation and its subsidiaries at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with financial accounting standards generally accepted in the Republic of Korea ("Korean GAAP").

Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in note 2(a) to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of the Republic of Korea.

Financial accounting standards generally accepted in the Republic of Korea vary in certain respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the determination of net income (loss) for the years ended December 31, 2001, 2002 and 2003 and the determination of shareholders' equity and financial position as of December 31, 2002 and 2003 to the extent summarized in notes 27 and 28 to the consolidated financial statements.

As described in note 26 to the accompanying consolidated financial statements, the operations of the Company and its subsidiaries have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea. In addition, the Company and its subsidiaries have been affected, and may continue to be affected for the foreseeable future, by rapid technological changes and fluctuating product prices in the semiconductor industry. The ultimate effect of these uncertainties of the financial position of the Company and its subsidiaries as of the balance sheet date cannot presently be determined.

/s/ DELOITTE & TOUCHE LLC
Seoul, Korea



April 9, 2004




                                 MIRAE CORPORATION AND ITS SUBSIDIARIES
                                      CONSOLIDATED BALANCE SHEETS
                                       DECEMBER 31, 2002 AND 2003




                                                                                  2002          2003             2003
                                                                            ------------  --------------   --------------
                                                                                                            (In thousands
                                                                                                               of U.S.
                                                                                                               dollars)
                                                                            (In millions of Korean won)        (note 2)
ASSETS
 Current assets:
     Cash and cash equivalents (notes 2 and 13).....................       (won) 19,008   (won) 21,569        $18,095
     Short-term financial instruments (notes 4 and 13)..............             20,776         14,628         12,272
     Trading securities (note 2)....................................             28,669         21,382         17,938
     Current portion of available-for-sale securities (notes 2 and 5)             1,749              3              3
     Accounts receivable - trade, net (notes 2, 12, 13 and 21)......             33,965         40,589         34,051
     Accounts receivable - other, net (notes 2 and 12)..............              1,218          3,320          2,785
     Inventories (notes 2 and 3)....................................             22,261          9,664          8,107
     Accrued interest income........................................                250            189            159
     Advance payments and other (notes 2, 7 and 12).................              6,656          3,550          2,978
                                                                           ------------   ------------     ----------
        Total Current Assets........................................            134,552        114,894         96,388
                                                                           ------------   ------------     ----------

 Non-current assets:
     Property, plant and equipment, net (notes 2, 8, 12, 22 and 24).             75,317         91,056         76,389
     Intangible assets - net (note 2)...............................
        Development costs...........................................              4,054          4,668          3,916
        Other.......................................................              2,957          2,851          2,392
     Available-for-sale securities (notes 2 and 5)..................              6,311          3,055          2,563
     Equity securities valued using the equity method of accounting
        (notes 2, 6 and 12).........................................                137          2,173          1,823
     Long-term financial instruments (note 4).......................                643            991            831
     Guarantee deposits.............................................              8,909          3,819          3,204
     Long-term loans and other, net (notes 2 and 7).................              7,632          8,210          6,888
                                                                           ------------   ------------     ----------
     Total Non-Current Assets.......................................            105,960        116,823         98,006
                                                                           ------------   ------------     ----------

          TOTAL ASSETS..............................................       (won)240,512   (won)231,717       $194,394
                                                                           ============   ============     ==========


                                   MIRAE CORPORATION AND ITS SUBSIDIARIES
                                  CONSOLIDATED BALANCE SHEETS (continued)
                                         DECEMBER 31, 2002 AND 2003


                                                                                     2002          2003             2003
                                                                                -----------    ------------    -------------
                                                                                                               (In thousands
                                                                                                                  of U.S.
                                                                                (In millions of Korean won)       dollars)
                                                                                  (restated)                      (note 2)
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable - trade (notes 12 and 13)..............................   (won)10,014       (won)7,908        $6,634
    Short-term borrowings (notes 9 and 13)..................................        33,542           19,955        16,741
    Accounts payable - other (note 12)......................................         2,621            3,035         2,546
    Income taxes payable....................................................             -               13            11
    Advance receipts from customers.........................................           323              147           123
    Dividends payable (note 2)..............................................             1                1             1
    Guarantee deposits payable (note 12)....................................         1,737              301           253
    Provision for guarantees issued.........................................           649                -             -
    Current portion of long-term lease payable (notes 2 and 10).............           458              461           387
    Current portion of long-term debt (notes 2,11 and 13)...................             -            1,787         1,499
    Accrued expenses and other (note 12)....................................         1,716            2,741         2,299
                                                                                -----------       ----------    ---------
    Total Current Liabilities...............................................        51,061           36,349        30,494
                                                                                -----------       ----------    ---------

Long-term liabilities:
    Long-term borrowings (notes 11 and 13)..................................         9,543            8,245         6,917
    Long-term guarantee deposits payable (note 12)..........................           354            6,665         5,591
    Long-term lease payable (notes 2 and 10)................................           621              160           134
    Accrued severance indemnities, net (note 2).............................         4,047            3,706         3,109
                                                                                -----------       ----------    ---------
    Total Long-Term Liabilities.............................................        14,565           18,776        15,751
                                                                                -----------       ----------    ---------
    Total Liabilities.......................................................        65,626           55,125        46,245
                                                                                -----------       ----------    ---------

Shareholders' equity:
    Capital stock...........................................................
    Common stock - par value(won)100 per share; issued and outstanding
    125 million shares and 179 million shares as of December 31,
    2002 and 2003, respectively (note 14)...................................        12,464           17,919        15,033
    Capital surplus:
    Additional paid-in capital (notes 2 and 14).............................       219,862          140,792       118,115
    Retained earnings (deficit):
    Unappropriated (undisposed) (notes 2 and 15)............................       (73,457)           2,805         2,353
    Capital adjustments:                                                                                                -
    Treasury stock (notes 2 and 16).........................................        (4,814)          (4,344)       (3,644)
    Stock options (notes 2 and 25)..........................................           357              713           598
    Other capital adjustment (notes 5 and 6)................................          (911)          (1,231)       (1,033)
    Minority interest in equity of consolidated subsidiaries (note 2).......        21,385           19,938        16,727
                                                                                -----------       ----------    ---------
    Total Shareholders' Equity..............................................       174,886          176,592       148,149
                                                                                -----------       ----------    ---------

    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..............................  (won)240,512     (won)231,717      $194,394
                                                                               ===========      ============    ==========



                     MIRAE CORPORATION AND ITS SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003


                                                                         2001           2002           2003            2003
                                                                     ------------    -----------    -----------   -------------
                                                                                                                  (In thousands
                                                                                                                     of U.S.
                                                                            (In millions of Korean won)              dollars)
                                                                                                                     (note 2)
SALES (notes 2, 12, 17, 21 and 22)..............................     (won)68,977     (won)64,430    (won)95,053     $79,742
COST OF SALES (note 12).........................................         (63,590)        (56,863)       (72,703)    (60,992)
                                                                     ------------    ------------   -------------  ------------
GROSS PROFIT....................................................           5,387           7,567         22,350      18,750
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (notes 12 and 18)..         (45,321)        (37,651)       (27,973)    (23,467)
                                                                     ------------    ------------   -------------  ------------
OPERATING LOSS (note 22)........................................         (39,934)        (30,084)        (5,623)     (4,717)
                                                                     ------------    ------------   -------------  ------------
OTHER INCOME:
    Interest income (note 12)...................................           3,284           2,532          1,861       1,561
    Gain on disposal and valuation of trading securities........           2,297           2,725          2,875       2,412
    Gain on disposal and valuation of current portion of
       available-for-sale securities............................               -             156              4           3
    Gain on disposal of available-for-sale securities...........               -               -         28,378      23,807
    Gain on disposal of equity securities using the equity method              -               -            101          85
    Foreign exchange and translation gains (note 2).............           2,472             635            796         668
    Reversal of provision for guarantees issued (note 23).......               -           3,739              -           -
    Other (note 12).............................................           2,967           3,498          2,795       2,345
                                                                     ------------    ------------   -------------  ------------
                                                                          11,020          13,285         36,810      30,881
                                                                     ------------    ------------   -------------  ------------
OTHER EXPENSES:
    Interest expense............................................          (3,093)         (3,663)        (2,160)     (1,812)
    Donations ..................................................              (3)           (121)           (99)        (83)
    Foreign exchange and translation losses (note 2)............            (221)         (2,102)          (477)       (400)
    Loss from valuation of inventories..........................         (16,837)        (20,409)       (12,428)    (10,426)
    Loss on disposal and valuation of trading securities........            (179)         (3,377)          (328)       (275)
    Loss on disposal and valuation of current portion of
       available-for-sale securities............................               -              (1)            (1)         (1)
    Provision for doubtful other accounts.......................            (229)         (7,087)        (1,746)     (1,465)
    Provision for guarantees issued.............................          (3,739)           (649)             -           -
    Loss from impairment of deferred development costs (note 2).          (4,429)        (11,337)        (1,521)     (1,276)
    Loss from impairment of available-for-sale securities (note 2)        (8,717)         (3,631)        (1,343)     (1,127)
    Equity in losses of affiliate (notes 2 and 6)...............         (15,677)           (827)        (7,953)     (6,672)
    Other (note 12).............................................          (1,821)         (2,887)        (2,215)     (1,858)
                                                                     ------------    ------------   -------------  ------------
                                                                         (54,945)        (56,091)       (30,271)    (25,395)
                                                                     ------------    ------------   -------------  ------------
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST ........         (83,859)        (72,890)           916         768
INCOME TAX EXPENSE (notes 2 and 19).............................          14,234             277             18          15
                                                                     ------------    ------------   -------------  ------------
INCOME (LOSS) BEFORE MINORITY INTEREST..........................         (98,093)        (73,167)           898         753
                                                                     ------------    ------------   -------------  ------------
MINORITY INTEREST IN NET LOSS (GAIN) OF CONSOLIDATED SUBSIDIARIES         (1,055)            176          1,626       1,364
NET INCOME (LOSS)...............................................    ((won)99,148)    (won)72,991)    (won)2,524      $2,117
                                                                     ============    ============   =============  ============
WEIGHTED AVERAGE NUMBER OF COMMON STOCK OUTSTANDING
    (In millions of shares).....................................             152             155            160         160
                                                                     ============    ============   =============  ============
INCOME (LOSS) PER SHARE (note 20)
    (In Korean won and U.S. dollars)............................       ((won)654)      ((won)470)       (won)16      $    0.013
                                                                     ============    ============   =============  ============

                               See accompanying notes to consolidated financial statements.


                     MIRAE CORPORATION AND ITS SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003


                                                                           Capital Adjustments             Minority
                                                                      -------------------------------     Interest in
                                                          Retained                                         Equity of      Total
                                   Common     Capital     Earnings    Treasury       Stock                Consolidated Shareholders'
(In millions of Korean won)        Stock      Surplus    (Deficit)     Stock        Options    Other      Subsidiaries    Equity
                                ----------- ------------ ----------- ------------ ----------- ----------  ------------ ------------

Balance, January 1, 2001        (won)12,464 (won)276,609 (won)32,858 (won)(4,843)    (won)588     (won)-   (won)9,695 (won)327,371
  Net loss                                -           -      (99,148)          -            -          -            -      (99,148)
  Additional issuance by
      consolidated subsidiary
      to outside entity                   -       2,649           -           -            -          -            -         2,649
  Gain on disposal of
      treasury stock                      -       7,448           -           -            -          -            -         7,448
  Cancellation of stock
      compensation plans                  -           -           -           -         (390)         -            -          (390)
  Increase in minority
      interest in equity
      of consolidated
      subsidiaries                        -           -           -           -            -          -       12,506        12,506
  Other                                   -           -          16           -            -          -            -            16
                                ----------- ------------ ----------- ------------ ----------- ----------  ------------ ------------
Balance, December 31, 2001           12,464     286,706     (66,274)     (4,843)         198          -       22,201       250,452
  Net loss                                -           -     (72,991)          -            -          -            -       (72,991)
  Decrease in capital surplus
      relating to additional
      stock transactions by
      consolidated subsidiaries
      (note 14)                           -      (1,616)          -           -            -          -            -        (1,616)
  Gain on disposal of treasury
      stock (note 14)                     -          35           -           -            -          -            -            35
  Offsetting against deficit
      (notes 2 and 14)                    -     (65,263)     65,263           -            -          -            -             -
  Reversal of losses in excess
      of minority interest                -           -         377           -            -          -            -           377
  Treasury stock transactions             -           -           -          29            -          -            -            29
  Stock compensation plans
      (notes 2 and 25)                    -           -           -           -          159          -            -           159
  Gain on valuation of equity
      securities valued using
      the equity method                   -           -           -           -            -        332            -           332
  Increase in treasury stock by
      consolidated subsidiary             -           -           -           -            -     (1,188)           -        (1,188)
  Decrease in minority interest
      in equity of consolidated
      subsidiaries                        -           -           -           -            -          -         (816)         (816)
  Other                                   -           -         168           -            -        (55)           -           113
                                  ----------  ---------     ---------   ---------     --------   -------   ---------    -----------
Balance, December 31, 2002           12,464     219,862     (73,457)     (4,814)         357       (911)      21,385       174,886
  Net income                              -           -       2,524           -            -          -            -         2,524
  Additional issuance                 2,493      22,611           -           -            -          -            -        25,104
  Additional issuance without
      consideration                   2,962      (2,962)          -           -            -          -            -             -
  Treasury stock transactions
      (note 16)                           -           -           -         470            -          -            -           470
  Loss on disposal of treasury
      stock (note 16)                                                                               (113)                     (113)
  Stock compensation plans
      (notes 2 and 25)                    -           -           -           -          356          -            -           356
  Offsetting against deficit
      (notes 2 and 14)                    -     (73,738)     73,738           -            -          -            -             -
  Decrease in capital surplus and
      capital adjustment relating
      to disposal of
      available-for-sale
      securities (note 14)                -     (24,628)          -           -            -       (332)           -       (24,960)
  Decrease in capital surplus and
      capital adjustment relating
      to disposal of subsidiary's
      stock (note 14)                     -        (353)          -           -            -        125            -          (228)
  Decrease in minority interest
      inequity of consolidated
      subsidiaries                        -           -           -           -            -          -       (1,447)       (1,447)
                                ----------- ------------ ----------- ------------ ----------- ----------  ------------ ------------
Balance, December 31, 2003      (won)17,919 (won)40,792  (won)2,805 (won)(4,344)    (won)713 (won)(1,231)  (won)9,938  (won)176,592
                                =========== ============ ==========  ============ =========== ==========  ============ ============

(In thousands of U.S. dollars)
  (note 2)
Balance, December 31, 2002          $10,456    $184,448     ($61,625)    ($4,039)        $299      ($764)     $17,940      $146,715
  Net income                              -           -        2,117           -            -          -            -         2,117
  Additional issuance                 2,091      18,970            -           -            -          -            -        21,061
  Additional issuance without
      consideration                   2,486      (2,486)           -           -            -          -            -             -
  Treasury stock transactionsx
      (note 16)                           -           -            -         395            -          -            -           395
  Loss on disposal of treasury
       stock (note 16)                    -           -            -           -            -        (95)           -           (95)
  Stock compensation plans
      (notes 2 and 25)                    -           -            -           -          299          -            -           299
  Offsetting against deficit
      (notes 2 and 14)                    -     (61,861)      61,861           -            -          -            -             -
  Decrease in capital surplus and
      captal adjustment relating
      to disposal of available-
      for-sale securities (note 14)       -     (20,661)           -           -            -       (279)           -       (20,940)
  Decrease in capital surplus and
      captal adjustment relating
      to disposal of subsidiary's
      stock (note 14)                     -        (295)           -           -            -        105            -          (190)
  Decrease in minority interest
      in equity of
      consolidated subsidiaries           -           -            -           -            -          -       (1,213)       (1,213)
                                ----------- ------------ ----------- ------------ ----------- ----------  ------------ ------------

Balance, December 31, 2003          $15,033    $118,115       $2,353     ($3,644)        $598    ($1,033)     $16,727      $148,149
                                =========== ============ ==========  ============ =========== ==========  ============ ============


                                    See accompanying notes to consolidated financial statements



                     MIRAE CORPORATION AND ITS SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

                                                                   2001             2002             2003              2003
                                                              ------------    -------------     ------------      ------------
                                                                                                                  (In thousands
                                                                                                                     of U.S.
                                                                                                                     dollars)
                                                                         (In millions of Korean won)                 (note 2)

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)........................................ ((won)99,148)    ((won)72,991)      (won)2,524           $2,117
                                                              ------------    -------------     ------------      ------------
   Expenses not involving cash payments:
     Depreciation and amortization..........................       10,098            8,066            7,579            6,358
     Loss from impairment of deferred development cost......        4,429           11,337            1,521            1,276
     Provision for severance indemnities....................        2,834            2,264            1,705            1,430
     Provision for doubtful accounts........................       10,496           18,874            4,970            4,169
     Provision for guarantees issued........................        3,739              649                -                -
     Loss from valuation of inventories.....................       16,837           20,409           12,428           10,426
     Loss on disposal and valuation of trading securities...          179            3,377              328              275
     Loss on disposal and valuation of current portion of
       available-for-sale securities........................            -                1                1                1
     Foreign currency translation loss......................            -            1,419               23               19
     Equity in losses of affiliate..........................       15,677              827            7,953            6,672
     Minority interest in net gain of consolidated affiliates       1,055                -                -                -
     Loss from impairment of available-for-sale securities..        8,717            3,631            1,343            1,127
     Compensation cost related to stock options.............          198              159              356              299
     Deferred income taxes..................................       13,763                -                -                -
     Other .................................................        1,053              542              146              122
                                                              ------------    -------------     ------------      ------------

     Sub-total..............................................       89,075           71,555           38,353           32,174
                                                              ------------    -------------     ------------      ------------
   Income not involving cash receipts:
     Foreign currency translation gain......................         (899)            (542)            (192)            (161)
     Reversal of provision for doubtful accounts............         (588)               -                -                -
     Reversal of provision for guarantees issued............            -           (3,739)               -                -
     Gain on disposal and valuation of trading securities...       (2,297)          (2,725)          (2,875)          (2,412)
     Gain on disposal and valuation of current portion of
       available-for-sale securities........................            -             (156)              (4)              (3)
     Gain on disposal of available-for-sale securities......         (665)               -          (28,378)         (23,807)
     Gain on disposal of equity securities using the
       equity method........................................            -                -             (101)             (85)
     Gain on disposal of property, plant and equipment......         (178)          (1,832)            (272)            (228)
     Minority interest in net loss of consolidated
       affiliates....... ...................................            -             (176)          (1,626)          (1,364)
     Other..................................................           (7)            (462)            (553)            (464)
                                                              ------------    -------------     ------------      ------------

     Sub-total..............................................       (4,634)          (9,632)         (34,001)         (28,524)
                                                              ------------    -------------     ------------      ------------

   Changes in assets and liabilities related to operating
     activities:
     Accounts receivable  trade.............................       19,317          (10,491)          (9,731)          (8,164)
     Accounts receivable  other.............................           32             (345)          (2,219)          (1,862)
     Inventories............................................        1,474           10,783              115               96
     Accrued interest income................................          (73)             (40)              61               51
     Advance payments and other current assets..............       (8,901)          (1,636)           8,295            6,959
     Accounts payable - trade...............................       (9,723)           4,535           (2,108)          (1,768)
     Accounts payable - other...............................       11,156          (13,916)             335              281
     Income taxes payable...................................       (1,887)            (251)              13               11
     Advance receipts from customers........................       (1,040)              47             (176)            (148)
     Accrued expenses and other current liabilities.........       (4,815)            (718)           1,026              861
     Severance indemnity payments...........................       (2,790)          (1,240)          (1,968)          (1,651)
                                                              ------------    -------------     ------------      ------------
     Sub-total..............................................        2,750          (13,272)          (6,357)          (5,334)
                                                              ------------    -------------     ------------      ------------
     Net cash provided by (used in) operating activities....      (11,957)         (24,340)             519              433
                                                              ------------    -------------     ------------      ------------


(Continued)



                     MIRAE CORPORATION AND ITS SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
                  YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003


                                                                   2001             2002             2003              2003
                                                              ------------    -------------     ------------      ------------
                                                                                                                  (In thousands
                                                                                                                     of U.S.
                                                                                                                     dollars)
                                                                         (In millions of Korean won)                 (note 2)



CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from disposal of property, plant and equipment..........   (won)1,902     (won)58,655       (won)965         $810
   Decrease (increase) in short-term financial instruments..........      (30,385)          9,765          6,194        5,196
   Decrease in long-term loans......................................        1,388           9,770            235          197
   Decrease in guarantee deposits...................................        1,531             614          5,918        4,965
   Decrease (increase) in trading securities -net...................      (12,783)         (7,153)         9,833        8,249
   Decrease (increase) in current portion of
     available-for-sale securities - net............................            -               -          1,750        1,468
   Acquisition of property, plant and equipment.....................      (23,729)         (3,238)       (22,669)     (19,018)
   Acquisition of available-for-sale securities.....................       (1,142)         (6,565)             -            -
   Proceeds from disposal of available-for-sale securities..........            -               -          4,206        3,529
   Acquisition of equity securities valued using
     the equity method accounting...................................            -               -         (9,818)      (8,237)
   Decrease (increase) in long-term and restricted
     bank deposits - net............................................          265            (618)          (348)        (292)
   Increase in long-term loans......................................       (1,435)         (3,200)        (8,966)      (7,522)
   Decrease (increase) in investments and other
     non-current assets.............................................        1,587          (8,311)         1,693        1,420
   Increase in guarantee deposits...................................         (290)         (5,879)        (1,158)        (971)
   Increase in deferred development costs...........................       (5,898)         (4,002)        (2,884)      (2,419)
   Disposal of deferred development costs...........................            -           1,250              -            -
   Increase (decrease) in long-term guarantee deposits payable......        1,737         (11,406)         4,874        4,089
                                                                      ------------   -------------  -------------  -----------
   Net cash provided by (used in) investing activities..............      (67,252)         29,682        (10,175)      (8,536)
                                                                      ------------   -------------  -------------  -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase in short-term borrowings................................       55,330               -             94           79
   Increase in long-term borrowings.................................            -          10,000            500          419
   Increase in long-term lease payable..............................            -             918              -            -
   Issuance of common stock.........................................            -               -         25,103       21,060
   Increase (decrease) in minority interest in equity
     of consolidated affiliate......................................       11,029            (218)           180          151
   Increase in additional paid-in capital...........................        2,649               -              -            -
   Disposal of treasury stock.......................................       17,448           1,273            373          313
   Payment of short-term borrowings.................................       (3,400)        (21,885)       (13,684)     (11,480)
   Payment of current portion of long-term lease payable............            -            (152)          (458)        (384)
   Payment of long-term lease payable...............................            -            (146)             -            -
   Acquisition of treasury stock....................................      (10,000)         (1,499)           (16)         (13)
   Decrease (increase) of other capital adjustment..................            -          (1,243)           125          105
   Payment of dividends.............................................       (1,846)           (423)             -            -
                                                                      ------------   -------------  -------------  -----------

Net cash provided by (used in) financing activities.................       71,210         (13,375)        12,217       10,250
                                                                      ------------   -------------  -------------  -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS FROM
   CHANGES IN CONSOLIDATED SUBSIDIARY...............................            -             126              -            -
                                                                      ------------   -------------  -------------  -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS................       (7,999)         (7,907)         2,561        2,149
                                                                      ------------   -------------  -------------  -----------

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR......................       34,914          26,915         19,008       15,946
                                                                      ------------   -------------  -------------  -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR............................  (won)26,915     (won)19,008    (won)21,569      $18,095

CASH PAID FOR INTEREST, NET OF AMOUNT CAPITALIZED...................   (won)3,247      (won)3,609     (won)2,041       $1,712

CASH PAID (REFUNDED) FOR INCOME TAXES...............................   (won)3,166        (won)220       ((won)88)        ($74)
                                                                     =============   =============  =============  ===========

                     MIRAE CORPORATION AND ITS SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   GENERAL

     Mirae Corporation (the "Company") was incorporated in December 1990 under the laws of the Republic of Korea ("Korea") and is currently engaged in the manufacture of semiconductor-related equipment including handlers, SMD placement systems for sale in domestic and overseas markets, as well as in the sale of on-line electronic commerce security solutions through its subsidiary, SoftForum Corporation. The Company's common shares and American Depositary Shares ("ADSs") are listed on the Korea Stock Exchange and the Nasdaq National Market, respectively. Each ADS represents two shares of common stock. As of December 31, 2003, the Company's largest shareholder was Mr. Moon-Soul Chung, the Company's former president, with a shareholding of 12.50% and, including his family members, 13.86%.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized as follows:

     a.  Basis of Presentation

         The official accounting records of the Company are expressed in Korean won and are maintained in accordance with the relevant laws and regulations of the Republic of Korea. The accounting principles and reporting practices followed by the Company and generally accepted in the Republic of Korea ("Korean GAAP") may differ in certain respects from accounting principles and reporting practices generally accepted in other countries and jurisdictions.

         The financial statements are stated in Korean won, the currency of the country, in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and have been made at the rate of (won)1,192.00 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 31, 2003. Such translations should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

     b.  Principles of Consolidation

         The consolidated financial statements include the accounts of the Company and all subsidiaries. Significant inter-company accounts and transactions have been eliminated in consolidation. Affiliates, over which the Company exercises significant influence, are accounted for using the equity method of accounting (see note 2(i)).

         The Company's consolidated subsidiaries and its affiliates, which are accounted for using the equity method of accounting, are as follows:

                                                        Year of      Ownership Percentage           Remark
                                                     Establishment            (%)
                                                   ----------------------------------------------------------
          SoftForum Corporation ("SoftForum")            1999                41.51%              Consolidated
          MR Tech Town Co. ("MR Tech")
           (formerly MR Tech Corporation)                1999               100.00%              Consolidated
          Mirae Online Co., Ltd. ("MOL")                 2000                67.47%              Consolidated
          Korea Internet. Com. ("KIC")                   2000                87.38%              Consolidated
          Alpha Logics Co., Ltd. ("Alpha Logics")        2002               100.00%              Consolidated
          Mirae America, Inc. ("Mirae America")          2001                50.00%              Equity method
          AIO Corporation ("AIO")                        1990                21.63%              Equity method
          Cyber Bank Corporation ("Cyber Bank")          1999                28.25%              Equity method

         SoftForum was incorporated in April 1999 under the laws of Korea as a 70%-owned subsidiary of the Company and is currently engaged in providing security solutions for on-line banking, trading and electronic commerce. SoftForum's shares have been listed in the Korea Securities Dealers Automated Quotation ("KOSDAQ") market since October 30, 2001. As of December 31, 2003, SoftForum is 41.51%-owned by the Company, 6.94%-owned by Dongwon Venture Capital Co., Ltd., 3.77%-owned by SoftForum employees and 52.22%-owned by others. SoftForum's accounts were consolidated due to the Company's effective control through the nomination of a majority of the board of directors by the Company.

         MR Tech was incorporated in April 1999 under the laws of Korea and the Company acquired 100% equity interest in MR Tech on July 12, 1999. In 2003, the Company disposed total equity of MR Tech to SoftForum, the Company's subsidiary. As of December 31, 2003, MR Tech is engaged in providing building administration services.

         MOL was incorporated in March 2000 under the laws of Korea in order to engage in providing broadcasting program sending service. As of December 31, 2003, MOL is 67.47%-owned by the Company.

         KIC was incorporated in July 2000 under the laws of Korea as a joint venture company between the Company and internet.com Corporation, a United States corporation, in order to provide e-business related information, real-time news, and information for internet professionals on the internet. As of December 31, 2003, KIC is 87.38%-owned by the Company.

         Alpha Logics was incorporated in December 2002 under the laws of Korea in order to develop and sell security solutions and related equipment. As of December 31, 2003, Alpha Logics is 100%-owned by SoftForum, the Company's subsidiary.

         Mirae America was incorporated in February 2001 under the laws of United States of America as a joint venture company. Mirae America currently sells products manufactured by the Company and provides after-sales services for the products.

         AIO Corporation was incorporated in the United States of America in 1990 in order to design, manufacture and market silicon wafer cleaning systems, track systems and ancillary equipment.

         Cyber Bank was incorporated in January 1999 under the laws of Korea in order to develop and manufacture telecommunication appliances, and develop total information systems and software.

     c.  Use of Estimates

         The preparation of the Company's financial statements, in conformity with accounting principles generally accepted in the Republic of Korea, requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     d.  Adoption of Statements of Korea Accounting Standards ("SKAS")

         The accompanying financial statements of the Company have been prepared in accordance with SKAS No. 2 through No. 9, which are effective from the fiscal year beginning after December 31, 2002.

         In 2003, the Company adopted SKAS No. 6 and accordingly, appropriations of retained earnings, including declaration of dividends (or dispositions of accumulated deficit) are not recorded in the balance sheet until approved by shareholders. The balance sheet as of December 31, 2002, which is comparatively presented, is restated to reflect the effect of this accounting change retrospectively and, as a result, total liabilities as of December 31, 2002 decreased by
         (won)230 million and minority interest in equity of consolidated subsidiaries as of December 31, 2002 increased by the same amount. In connection with this accounting change, operating loss, net loss and net loss per share for the year ended December 31, 2002 were not affected.

     e.  Revenue Recognition

         Product sales are recognized upon delivery because at that time customers contractually assume all risks of ownership and the earnings process is considered to be substantially complete. Sales of software products are recognized after the installation process is complete.

     f.  Allowance for Doubtful Accounts

         An allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

         Activity in the allowance for doubtful accounts balances for the years ended December 31, 2002 and 2003 is as follows (in millions of Korean won):

                                                                                      2002             2003
                                                                               ---------------------------------
          (Allowance for doubtful accounts receivable-trade)
            Beginning balance                                                   (won) 4,001        (won)14,322
            Provision (charged to selling, general and administrative
              expenses)                                                              11,787              3,224
            Offset against uncollectible trade receivables                           (1,466)              (132)

            Ending balance                                                      (won)14,323        (won)17,415
                                                                               =================================

                                                                                      2002             2003
                                                                               ---------------------------------
          (Allowance for doubtful advance payments, long-term loans and other)
            Beginning balance                                                   (won)     -        (won) 6,999
            Provision (charged to other expenses)                                     7,087              1,746
            Transfer from provision for guarantees                                        -                649
            Offset against uncollectible advance payments, long-term loans
              and other                                                                 (88)                 -

            Ending balance                                                      (won) 6,999        (won) 9,394

                                                                               =================================

     g.  Inventories

         Inventories are stated at the lower of cost, determined using the weighted average cost method (the specific identification method for inventories-in-transit), or net realizable value.

     h. Securities (Except for securities valued using the equity method)

         In accordance with SKAS No. 8, the Company changed its accounting method for securities. In connection with this accounting change, the financial position as of December 31, 2002 was not affected.

         Debt and equity securities are initially stated at their acquisition costs (fair value of considerations paid) including incidental cost incurred in connection with acquisition of the related securities using the weighted average method and divided into trading, available-for-sale and held-to-maturity securities depending on the acquisition purpose and nature. The following details the Company's accounting for trading securities and available-for-sale securities, except for the equity securities valued using the equity method of accounting:

         i) Trading Securities

         Debt and equity securities bought and held for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at their fair value and valuation gains or losses from trading securities are recorded in current earnings.

         ii) Available-for-sale Securities

         Debt and equity securities that do not fall under the classifications of trading or held-to-maturity securities are categorized as available-for-sale securities in the long-term asset section. However, if an available-for-sale security matures or it is certain to dispose of such security within one year from the balance sheet date, it is presented as a current asset.

         Available-for-sale securities are recorded at fair value. However, available-for-sale equity securities, of which fair value cannot be reliably measured, are recorded at cost, and the fair value of available-for-sale debt securities without quoted market price is estimated discounting the expected future cash flows at an interest rate commensurate with the credit rating published by independent credit rating institutions. Unrealized gains or losses from available-for-sale securities are recorded as capital adjustments and when the decline in fair value is not deemed recoverable, an impairment loss is recognized in the current operations. If the value of impaired securities subsequently recovers and the recovery objectively relates to an event arising after the period when the impairment loss was recorded, such recovery is credited in the current operations up to the previously recorded impairment losses. In connection with this policy, the Company recorded impairment losses of
         (won)8,717 million, (won)3,631 million and 1,343 million for the years ended December 31, 2001, 2002 and 2003, respectively, and recorded recovery of impairment losses of (won)11 million for the year ended December 31, 2002.

     i. Equity method of accounting

         Investments in equity securities of companies, over which the Company exercises significant influence, are reported using the equity method of accounting. Such investments are initially carried at acquisition cost including incidental cost incurred in connection with acquisition of the related securities, using the weighted average method. Under the equity method of accounting, the Company records changes in its proportionate equity of the book value of the investee as current operations, capital adjustments or adjustments to retained earnings, depending on the nature of the underlying changes in the investee.

         The details of applying the equity method of accounting are as follows:

         Differences between the acquisition cost and net asset value of the investee are amortized over 20 years using the straight-line method. However, when the Company's ownership decreases due to the investee's issuance of additional stock, the difference is accounted for in capital adjustment (valuation loss in investment securities using the equity method of accounting).

         Unrealized profits arising from sales by the Company to equity-method investees are eliminated. The Company's proportionate unrealized profits arising from sales by equity-method investees to the Company or transactions between equity-method investees are also eliminated.

     j.  Property, Plant and Equipment

         Property, plant and equipment are stated at cost. Major renewals and betterments are capitalized; expenditures for repairs and maintenance are charged to current operations as incurred.

         Depreciation is computed using the declining balance or straight-line methods over the estimated economic useful lives (four to sixty years) of the related assets.

     k.  Research and Development Costs

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

         During 2001, 2002 and 2003, the Company discontinued some of its research and development projects. As a result, the Company wrote off the related deferred development costs of (won)4,429 million,
         (won)11,337 million and 1,521 million for the years ended December 31, 2001, 2002 and 2003, respectively.

         Expenditures on research and development activities for the years ended December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won):

                                                    2001         2002         2003            Remark
                                               ----------------------------------------------------------------

         Research expenses                       (won) 3,315 (won) 2,410   (won) 1,053  Selling, general and
                                                                                          administrative expenses
         Ordinary development expenses                 6,768       2,866         3,716  Cost of sales
         Deferred development costs                    5,898       4,002         2,884  Intangible assets
         Total                                   (won)15,981 (won) 9,278   (won) 7,653
                                               =======================================

         Changes in deferred development costs for the years ended December 31, 2002 and 2003 are as follows (in millions of Korean won):

                                                                              2002                        2003
                                                                        ----------------------------------------------
         Beginning balance                                                  (won)13,637                 (won)4,054
         Incurred                                                                 4,002                      2,884
         Changes in consolidated subsidiary                                         (23)                         -
         Disposed                                                                (1,250)                         -
         Amortized                                                                 (975)                      (749)
         Loss from impairment                                                   (11,337)                    (1,521)

                                                                        ----------------------------------------------
         Total                                                               (won)4,054                 (won)4,668

                                                                        ==============================================

     l.  Other Intangible Assets

         Other intangible assets are stated at cost, less amortization, computed using the straight-line method over five to ten years.

     m.  Stock Issuance Costs

         Stock issuance costs are shown as a direct reduction to shareholders' equity.

     n.  Accounting for Impairment

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

     o.  Accrued Severance Indemnities

         In accordance with Korean labor laws, all employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

         Changes in accrued severance indemnities for the years ended December 31, 2002 and 2003 are as follows (in millions of Korean won):

                                                                         2002                     2003
                                                                 ---------------------   ----------------------
         Beginning balance                                               (won)3,032             (won)4,047
         Provision                                                            2,264                  1,705
         Changes in consolidated subsidiary                                      (9)                     -
         Payments                                                            (1,240)                (1,968)
         Other                                                                    -                    (78)
                                                                 ---------------------   ----------------------

         Ending balance                                                  (won)4,047              (won)3,706
                                                                 =====================   ======================

     p.  Treasury Stock

         Treasury stock is shown separately as a capital adjustment item within stockholders' equity. Gains on sales of treasury stock are credited to capital surplus, and losses are charged against either capital surplus arising from previous treasury stock transactions or against retained earnings.

     q.  Costs for Product Warranties

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

     r.  Income Taxes

         Deferred tax assets and liabilities are recorded for future tax consequences of operating loss carryforwards, tax credits and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized to the extent that they are expected to be realizable. Deferred tax assets and liabilities are presented on the balance sheet as a single non-current net number.

     s.  Accounting for Foreign Currency Transactions

         The Company and its subsidiaries maintain their accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated in the accompanying consolidated financial statements at the Base Rates announced by Seoul Money Brokerage Service, Ltd. on the balance sheet dates, which, for U.S. dollars, were
         (won)1,200.40=$1.00 and (won)1,197.80=$1.00, at December 31,
         2002 and 2003, respectively. The resulting gains and losses arising from the translation or settlement of such assets and liabilities are included in current operations.

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

     u. Accounting for Employee Stock Option Compensation Plan

         The Company adopted the fair value based method of accounting for the employee stock option compensation plan, which was established, effective as of March 25, 2000, to reward the performance of individual officers and other employees who have contributed, or have the ability to contribute, significantly to the Company (see note 25). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, the expected dividends, and a risk-free interest rate over the expected life of the option. However, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options, which results in measurement at minimum value. The total compensation cost at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the expected life of the option, dividends on the stock, or the risk-free interest rate.

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

     w.  Derivative Instruments

         The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portion of the gains or losses on the hedging instruments are recorded as a separate component of shareholders' equity and credited/charged to operations at the time the hedged transactions affect earnings, and the ineffective portion of the gains or losses is credited/charged immediately to operations. The Company has no outstanding derivative instruments as of December 31, 2002 and 2003.

3.   INVENTORIES

     Inventories as of December 31, 2002 and 2003 are as follows (in millions of Korean won):

                                                              2002                    2003
                                                     ---------------------   ----------------------

                   Merchandise                            (won)2,840              (won)202
                   Finished goods                              6,599                 2,278
                   Work in-process                             2,478                 4,748
                   Raw materials                              10,343                 2,410
                   Inventories in-transit                          1                    26
                                                     ---------------------   ----------------------
                                                         (won)22,261            (won)9,664
                                                     =====================   ======================

4.   RESTRICTED DEPOSITS

     Restricted deposits as of December 31, 2002 and 2003 are as follows (in millions of Korean won):

                                                 2002             2003                       Description
                                             ------------    --------------     -------------------------------------
     Short-term financial instruments        (won)8,873      (won)7,482        Collateral of letters of credit
                                                                                 and other
     Long-term financial instruments                110             458        Guarantee deposits for checking
                                             ------------    --------------      accounts and other

                                             (won)8,983      (won)7,940
                                             ============    ==============

5.   AVAILABLE-FOR-SALE SECURITIES

     Available-for-sale securities and investments in affiliates as of December 31, 2002 and 2003 are as follows (in millions of Korean won):

                                                                                                      Net asset
                                                Ownership                                             value or
                                              percentage (%)          Acquisition cost               fair value
                                             -----------------  ----------------------------- ------------ -------------
                                                   2003             2003            2002         2003          2003
                                             -----------------  --------------  ------------- ------------ -------------

    (Available-for-sale securities in equity securities of non-listed companies)
     SK Communications Corporation
     (note a)                                               -         (won) -     (won)2,532       (won)-        (won)-
     On-net Corporation                                14.71%             795            459          459           478
     Intro System (note b)                             15.16%             500              -            -             -
     JIT Corporation (note b)                           3.65%             100              -            -             -
     Nara Vision                                       17.43%           3,500            264          264           221
     NetThru (note b)                                  19.73%             296             64           24            24
     Cyber Bank (note c)                                    -               -             62            -             -
     Infinity Telecom                                  16.70%             500             62           62           226
     Korea Technology Transfer Center                       -           1,500          1,500        1,500         1,386
     TeleFree (note b)                                  2.57%             504             62           62            62
     Streambox Korea (note b)                           5.11%           1,500              -            -             -
     NeoBill Co., Ltd.                                  4.37%             525             52           52            44
     Mobens Co., Ltd. (note b)                         15.09%           1,000              -            -             -
     Mirae (Hongkong) Co., Ltd.                        99.00%               2              2            2             2
     Linxtek                                            1.22%              28             28           28            24
     Seoul Venture Base (note b)                        5.69%              80              -            -             -
     EON Group (note b)                                 1.33%              13              6            6             6
     CAMIS Co., Ltd.                                    0.26%              10             10           10            17
     YESS World Inc.                                    0.72%              20             20           20            23
     Sunwoo Information system (note b)                 1.00%              10              5            -             -
     Dabonet Co., Ltd.                                  0.79%               8              8            8             7
     Digital Photo Corp.                                0.93%               5              5            5             6
     Telinker (note b)                                  0.75%              22             22            6             6
     E-GIOS Corporation (note b)                        1.59%             200            200            -             -
     Hackers Lab Co., Ltd. (note b)                     1.47%              81             81            -             -
     Interchem Korea                                    8.00%             100            100          100            50
     Imobiz (note b)                                    2.32%              12              -            -             -
     Other                                                  -               5              5            5             -
                                                                --------------  ------------- ------------ -------------




     Sub-total                                                         11,316          5,549        2,613         2,582
                                                                --------------  ------------- ------------ -------------
    (Available-for-sale securities in debt securities)
     Public Bonds                                                         445          1,749          445           445
     KMT Co., Ltd. (note d)                                                 -            762            -             -
     Cen21 Co., Ltd.                                                      250              -            -             -
     Mobens Co., Ltd. (note e)                                          1,000              -            -             -
                                                                --------------  ------------- ------------ -------------
     Sub-total                                                          1,695          2,511          445           445
                                                                --------------
     Less current portion                                                            (1,749)          (3)           (3)
                                                                                ------------- ------------ -------------
     Long-term portion                                                                   762          442           442
                                                                                ------------- ------------ -------------

    Total long-term portion of
       available-for-sale securities                                              (won)6,311   (won)3,055    (won)3,024
                                                                                ============= ============ =============

    (note a)   The  Company's initial investment cost was (won) 50 million.  In 1999,  the  carrying  value was subsequently  reduced to zero to reflect the Company's share of SK Communications'  loss for the year  ended  December  31,  1999  which  exceeded  the  carrying  amount  of  the  common  stock investment.  In February  2000, SK  Communications  issued and sold 3,122  additional  shares of its  common  stock at a premium to outside  entities  including  Mirae  Asset  Venture  Capital,
               Sumitomo  Corp.,  SingTel  and  Hikari, for(won) 18,000,000 per share (par value:(won) 5,000 per share).  As a result of such  issuance,  the  Company's  equity  ownership in SK  Communications decreased from 50% to 43.25% and its investment increased by (won) 24,628 million. The resulting gain on sale of stock by SK  Communications  was  accounted  for as an  equity  transaction  and included in capital surplus. In August 2002, the Company's ownership  percentage  decreased from
               43.25% to 4.54%  through a sale to SK  Telecom  Co.,  Ltd.  As a result,  the  investment  in SK
               Communications  was accounted for using the equity method  through July 2002 and  thereafter the
               Company  used the  cost  method  of  accounting.  In June  2003,  the  Company  disposed  of its
               6,836,690 shares of SK  Communications for (won) 660 per share. As a result of such disposal, the
               Company  recorded a gain on  disposal of  available-for-sale  securities of (won) 26,940 million.
               Details are as follows (in millions of Korean won):

                  Book value        Capital surplus       Capital       Disposal amount         Gain on disposal
                                                        adjustment
                     (A) (B) (C) (D) (B)+(C)+(D)-(A)
             ---------------------  ----------------- ---------------- ------------------  ----------------------------
                       (won)2,532        (won)24,628      (won)332        (won)4,512               (won)26,940
             ---------------------  ----------------- ---------------- ------------------  ----------------------------

    (note b)    The carrying values of investments were adjusted to the relevant net asset value of each investee where the decline in net asset value is not deemed to be temporary.

    (note c)    In 2003, the accounting method for the investment in Cyber Bank was changed to the equity method of accounting from the cost method due to additional acquisitions.

    (note d)    In 2003, the Company disposed of convertible bonds issued by KMT Co., Ltd. As a result of such disposal, the Company recorded a gain on disposal of available-for-sale securities of (won)1,438 million.



    (note e)    In 2003, the Company acquired convertible bonds of (won)1,000 million issued by Mobens Co., Ltd.
                However, since the decline in fair value is not deemed recoverable, the Company recorded an impairment loss of (won)1,000 million.

6.   EQUITY SECURITIES VALUED USING THE EQUITY METHOD

     Securities accounted for using the equity method of accounting as of December 31, 2002 and 2003 are as follows (in millions of Korean won):

                                                Ownership        Acquisition                                Net asset
                                              percentage (%)        cost                                      value
                                             -----------------  --------------                             ------------
                                                   2003             2003           2002         2003          2003
                                             -----------------  -------------- ------------- ------------  ------------
                                                            -         (won)-       (won)137       (won) -        (won)-
    Mobile Game (note a)
    Mirae America (note b)                             50.00%            126              -             -             -
    AIO Corporation preferred stock
       (note c)                                        21.63%          3,513              -             -             -
    Cyber Bank (note d)                                28.24%         12,250              -         2,173         2,173
                                                                -------------- ------------- ------------  ------------
                                                                 (won)15,889       (won)137    (won)2,173    (won)2,173
    Total
                                                                ============== ============= ============  ============



    (note a)    In 2003, the Company disposed of its investment in Mobile Game to Cyber Bank, its affiliates.

    (note b)    As of December 31, 2003, Mirae America has a net asset deficit.

    (note c)    The carrying value was fully written down in 2001 since the Company's management believes that there is uncertainty relating to AIO Corporation's ability to continue as a going concern and the recoverability of the carrying value was remote.

    (note d)    In 2003, the Company acquired an additional equity 4,000,000 shares of Cyber Bank at (won) 2,500 per share. As a result of the acquisition, the Company's ownership percentage increased to 28.24% from
                1.05%, and the investment in Cyber Bank was accounted for using the equity method of accounting.

Changes in securities accounted for using the equity method of accounting for the years ended December 31, 2002 and 2003 are as follows (in millions of Korean won):

                                                   Mobile Game     Mirae America     AIO Corporation     Cyber Bank
                                                 ---------------- ----------------- ------------------ ----------------
        At January 1, 2002                             (won)-           (won)-            (won)-             (won)-
        Changes in consolidated subsidiary                116                -                 -                  -
        Equity in gains of affiliates                      21                -                 -                  -
                                                 ---------------- ----------------- ------------------ ----------------

         At December 31, 2002                             137                -                 -                  -
        Changes in equity method securities                 -                -                 -                 62
        Acquisition                                         -                -                 -             10,000



        Disposal                                          (74)               -                 -                  -
        Valuation gain in equity securities
           valued using the equity method of
           accounting (capital adjustments)                 1                -                 -                  -
        Equity in losses of affiliates                    (64)               -                 -             (7,889)
                                                 ---------------- ----------------- ------------------ ----------------

         At December 31, 2003                          (won)-           (won)-            (won)-         (won)2,173
                                                 ================ ================= ================== ================

7.   SHORT-TERM AND LONG-TERM LOANS TO EMPLOYEES

     Short-term and long-term loans to employees as of December 31, 2002 and 2003 are (won)1,561 million and (won)3,292 million, respectively.

8.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment as of December 31, 2002 and 2003 are as follows (in millions of Korean won):


                                                      Useful lives
                                                        (years)                  2002                     2003
                                                    -----------------    ---------------------    ---------------------

     Land                                                  -                 (won)15,494              (won)25,700
     Buildings and structures                             5-60                    53,532                   62,677
     Machinery                                            4-10                     6,871                    7,163
     Vehicles                                             5-6                        716                      886
     Tools, furniture and fixtures                        4-10                    30,184                   31,033
                                                                         ---------------------    ---------------------

     Total                                                                       106,797                  127,459
     Less accumulated depreciation                                               (31,480)                 (36,403)
                                                                         ---------------------    ---------------------

     Net                                                                     (won)75,317              (won)91,056
                                                                         =====================    =====================


Changes in net book value of property, plant and equipment for the years ended December 31, 2002 and 2003 are as follows (in millions of Korean won):

                                                 Building                                      Tools,
                                                    and                                    furniture and
                                   Land         structures      Machinery      Vehicles       fixtures         Total
                               --------------  -------------- -------------- ------------- --------------- --------------
    January 1, 2002             (won)52,176     (won)68,348     (won)4,134       (won)216    (won)9,999    (won)134,873
    Purchases                           144             276            257            180         2,381           3,238
    Disposals                       (36,826)        (19,106)           (61)           (43)         (899)        (56,935)
    Transfers                             -               -            118              -           799             917
    Changes in consolidated
      subsidiary                          -               -             (3)            (8)          (54)            (65)
    Depreciation                          -          (1,569)          (637)           (97)       (4,408)         (6,711)
                               --------------  -------------- -------------- ------------- --------------- --------------

    December 31, 2002                15,494          47,949          3,808            248         7,818          75,317
    Purchases                        10,369           9,669            292            210         2,129          22,669
    Disposals                          (163)           (388)             -             (7)         (137)           (695)
    Impairment loss                       -               -              -              -          (103)           (103)
    Depreciation                          -          (1,509)          (598)          (122)       (3,903)         (6,132)
                               --------------  -------------- -------------- ------------- --------------- --------------
                                (won)25,700     (won)55,721     (won)3,502       (won)329    (won)5,804     (won)91,056
    December 31, 2003          ==============  ============== ============== ============= =============== ==============

The Korean government's declared standard value of land compared to the book value of land owned as of December 31, 2002 and 2003 is as follows (in million of Korean won):

                                                                                2002                      2003
                                                                        ---------------------     ---------------------
    Standard value                                                           (won)15,596              (won)24,821
    Book value                                                                    15,494                   25,700

    A certain portion of the Company's land and buildings is pledged as collateral for the Company's short-term borrowings and long-term borrowings up to (won)4,500 million with Korea Exchange Bank and (won)6,000 million and US$4,600 thousand with Korea Development Bank.

9.   SHORT-TERM BORROWINGS

     Short-term borrowings as of December 31, 2002 and 2003 are as follows (in millions of Korean won):


                                                Annual interest
                    Lender                           rate (%)                   2002                       2003
     --------------------------------------     -------------------     ----------------------     ---------------------
     Korea Exchange Bank                            1.0%~8.4%               (won)20,542                (won)14,652
     Hana Bank                                         6.3%                           -                        153
     Kookmin Bank                                      7.4%                       4,000                          -
     Shinhan Bank                                      5.9%                       9,000                      5,000
     Other                                            12.0%                           -                        150
                                                                        ----------------------     ---------------------
     Total                                                                  (won)33,542                (won)19,955
                                                                        ======================     =====================


10.  LEASED PROPERTY AND LIABILITIES UNDER CAPITAL LEASES

     Lease payables as of December 31, 2002 and 2003 are as follows (in millions of Korean won):

                   Leasing company                                  2002                               2003
     --------------------------------------------        ----------------------------       ---------------------------
                   KDB Capital Co.                              (won)1,079                        (won)621
                                                         ============================       ===========================



     Leased property under capital leases as of December 31, 2002 and 2003 are as follows (in millions of Korean won):

                                                           2002                                   2003
                                           -------------------------------------   ------------------------------------
                                                                                         Tools,
                                           Tools, furniture                         furniture and
                                             and fixtures         Machinery           fixtures             Machinery
                                           ------------------  -----------------   -----------------   ----------------
                                               (won)799            (won)591            (won)799             (won)591
     Acquisition cost
     Accumulated depreciation                      (507)                (61)               (799)                (127)
                                           ------------------  -----------------   -----------------   ----------------

     Net book value                            (won)292            (won)530              (won)-             (won)464
                                           ==================  =================   =================   ================

     Future lease payments at December 31, 2003 are as follows (in millions of Korean won):


       Year ending December 31,          Total lease payment           Interest expense               Principal
     ------------------------------    -------------------------   -------------------------   ------------------------
                 2004                              475                          14                         461
                 2005                              162                           2                         160
                                       -------------------------   -------------------------   ------------------------
                 Total                        (won)637                     (won)16                    (won)621
                                       =========================   =========================   ========================

11.  LONG-TERM BORROWINGS

     Long-term borrowings denominated in Korean won as of December 31, 2002 and 2003 are as follows (in millions of Korean won):


                                               Annual interest
                    Lender                         rate (%)                   2002                       2003
     --------------------------------------   -------------------    -----------------------     ----------------------
     Korea Development Bank                          6.2%                   (won)5,000                  (won)5,000
     Korea Exchange Bank                             4.2%                            -                         500
                                                                     -----------------------     ----------------------
                                                                                 5,000                       5,500
     Sub-total
     Less current portion                                                            -                        (938)
                                                                     -----------------------     ----------------------
     Total                                                                  (won)5,000                  (won)4,562
                                                                     =======================     ======================

     Long-term borrowings denominated in foreign currency as of December 31, 2002 and 2003 are as follows (in thousands of U.S. dollars):


                                                         Annual interest
                          Lender                             rate (%)               2002                   2003
     -------------------------------------------------   -----------------   --------------------   -------------------

     Korea Development Bank                                    4.98                US$3,784              US$3,784
     Less current portion                                                                 -                  (710)
                                                                             -------------------   ------------------
                                                                                   US$3,784              US$3,074
     Total
                                                                             ===================   ==================
     Current portion of equivalent in Korean won                                     (won)-              (won)849
                                                                             ===================   ==================
     Long-term portion of equivalent in Korean won                               (won)4,543            (won)3,683
                                                                             ===================   ==================



     The future maturities of long-term borrowings at December 31, 2003 are as follows (in millions of Korean won and thousands of U.S. dollars):

                                          Long-term            Long-term          Equivalent in            Total
                                        borrowings in        borrowings in
       Year ending December 31,           Korean won        foreign currency       Korean won
     ------------------------------    -----------------    -----------------   ------------------   ------------------
                 2004                      (won)938               US$710            (won)849           (won)1,787
                 2005                         1,250                  946               1,133                2,383
                 2006                         1,250                  946               1,133                2,383
                 2007                         1,250                  946               1,133                2,383
                 2008                           812                  236                 283                1,095
                                       -----------------    -----------------   ------------------   ------------------
                 Total                   (won)5,500             US$3,784          (won)4,532          (won)10,032
                                       =================    =================   ==================   ==================

12.  RELATED PARTY TRANSACTIONS

     Detailed related party transactions for the years ended December 31, 2001, 2002 and 2003 and account balances as of December 31, 2002 and 2003 are as follows (in millions of Korean won):

     (1) Transactions with affiliates which are accounted for using the equity method


                                                                 2001              2002              2003
                                                            ---------------   ----------------  ----------------
         Sales to:
            Mirae America                                      (won)352        (won)1,783           (won)58
            Cyber Bank                                                -                 -             7,494
            DE&T                                                  1,653                 -                 -
                                                            ---------------   ----------------  ----------------
                                                                  2,005             1,783             7,552
            Total
                                                            ---------------   ----------------  ----------------

         Interest income from SK Communications                     688                 -                 -
                                                            ---------------   ----------------  ----------------

         Other income (expense) from:
            SK Communications                                       147                 -                 -
            Mirae America                                          (211)              (26)             (289)
            Mobile Game                                               -               253                 -
            DE&T                                                     29                 -                 -
                                                            ---------------   ----------------  ----------------
                                                                    (35)              227              (289)
            Total                                           ---------------   ----------------  ----------------

         Acquisition of equity securities valued using the equity method accounting:
            Cyber Bank                                                -                 -            10,000
                                                            ---------------   ----------------  ----------------

         Acquisition of property and equipment from
            Mirae America                                             3                 -                 -
                                                            ---------------   ----------------  ----------------

     (2) Account balances with affiliates, which are accounted for using the equity method

                                                                               2002                      2003
                                                                      -----------------------    ----------------------
         (Assets)
           Accounts receivable - trade:
            Mirae America                                                   (won)1,977                 (won)1,408
            Cyber Bank                                                               -                      6,065
                                                                      -----------------------    ----------------------
            Sub - total                                                          1,977                      7,473
                                                                      -----------------------    ----------------------

           Accounts receivable - other:
            Cyber Bank                                                               -                          1
            Mobile Game                                                              7                          -
                                                                      -----------------------    ----------------------
            Sub - total                                                              7                          1
                                                                      -----------------------    ----------------------

           Advance payments:
            Mirae America                                                        1,102                        800
            Mobile Game                                                              2                          -
                                                                      -----------------------    ----------------------
            Sub - total                                                          1,104                        800
                                                                      -----------------------    ----------------------
            Total                                                           (won)3,088                 (won)8,274
                                                                      =======================    ======================

         (Liabilities)

           Accrued expenses to Mirae America                                         2                         10
                                                                      -----------------------    ----------------------

           Guarantee deposits payable to
             Cyber Bank                                                              -                        199
                                                                      -----------------------    ----------------------
                                                                                (won)2                   (won)209
            Total                                                     =======================    ======================

         In 2003, Cyber Bank became an affiliate of the Company accounted for using the equity method and Mobile Game was not an affiliate of the Company. In addition, since 2002, SK Communications and DE&T have not been affiliates of the Company.

         (3) Transactions with other related parties


                                                                 2001               2002               2003
                                                            ---------------    ---------------    ---------------
         Sales to:
         Cyber Bank                                          (won)5,571         (won)3,974             (won)-
         Mirae HongKong                                               -                  -              1,063
                                                            ---------------    ---------------    ---------------
         Sub-total                                                5,571              3,974              1,063
                                                            ---------------    ---------------    ---------------

         Disposition of property and equipment and
           intangible assets to Testech                               -              1,338                  -
                                                            ---------------    ---------------    ---------------

         Purchase of property and equipment and
           intangible assets from Testech                             -                  -                  7
                                                            ---------------    ---------------    ---------------

         Interest income from Cyber Bank                             54                235                  -
                                                            ---------------    ---------------    ---------------

         Other income from Testech                                    -                 10                 10
                                                            ---------------    ---------------    ---------------




         Purchases from Testech                                   2,536              1,784                460
                                                            ---------------    ---------------    ---------------

         Other expense to Testech                                     -                 15                  3
                                                            ---------------    ---------------    ---------------

         Acquisition of investments from Cyber Bank                   -              1,800                  -
                                                            ---------------    ---------------    ---------------

         (note) Testech is a related company through common ownership.

     (4) Account balances with other related parties

                                                                            2002                     2003
                                                                     -------------------      -------------------
         (Assets)

           Accounts receivable - trade
            Cyber Bank                                                  (won)6,753                  (won)-
            Mirae HongKong                                                       -                     624
                                                                     -------------------      -------------------
                                                                        (won)6,753                (won)624
           Total                                                     ===================      ===================

         (Liabilities)
           Accounts payable - trade to Testech                          (won)1,004                 (won)88
                                                                     -------------------      -------------------
           Accounts payable - other to Mirae HongKong                            -                      14
                                                                     -------------------      -------------------
           Total                                                        (won)1,004                (won)102
                                                                     ===================      ===================

13.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

     The details of monetary assets and liabilities denominated in foreign currencies as of December 31, 2002 and 2003 are as follows (in millions of Korean won, thousands of U.S. dollars, H.K. dollars, and Japanese yens):

                                                                                   Foreign currencies
                                                                  -----------------------------------------------------
                                                                           2002                          2003
                                                                  ------------------------      -----------------------
     Cash and cash equivalents                                             $1,188                        $2,451
                     "                                                     (yen)8                       (yen)86
                     "                                                     HKD288                        HKD154
     Short-term financial instruments                                      $4,147                            $-
     Accounts receivable - trade                                          $15,045                       $12,665
                     "                                                   (yen)994                    (yen)2,044
     Accounts payable - trade                                              $2,154                            $-
                     "                                                   (yen)105                      (yen)885
     Short-term borrowings                                                 $2,953                            $-
                     "                                                (yen)10,000                   (yen)13,557
     Current portion of long-term debt                                         $-                          $710
     Long-term borrowings                                                  $3,784                        $3,075


                                                                  Korean won equivalent
                                                                  -----------------------------------------------------



                                                                             2002                          2003
                                                                  ------------------------      -----------------------
     Cash and cash equivalents                                         (won)1,427                    (won)2,936
                     "                                                          -                             1
                     "                                                         44                            24
     Short-term financial instruments                                       4,978                             -
     Accounts receivable - trade                                           18,060                        15,170
                     "                                                         10                            23
     Accounts payable - trade                                               2,586                             -
                     "                                                          1                            10
     Short-term borrowings                                                  3,545                             -
                     "                                                        101                           152
     Current portion of long-term debt                                          -                           849
     Long-term borrowings                                                   4,543                         3,683

14.  CAPITAL STOCK AND CAPITAL SURPLUS

     The Company's capital stock consists entirely of common stock. The par value and the number of shares authorized, issued and outstanding as of December 31, 2002 and 2003 are as follows:

                                                                             2002                        2003
                                                                    -----------------------      ----------------------
        Par value (in Korean won)                                              (won)100                     (won)100
        Authorized shares                                                   351,000,000                  351,000,000
        Issued shares                                                       124,637,500                  179,186,000
        Outstanding shares, net of treasury stock                           122,877,500                  177,711,861

     Changes in capital stock and additional paid-in capital in 2002 and 2003 are as follows (in millions of Korean won except for share data):

                                                                      Numbers of                          Additional
                                                                    shares issued     Capital stock   paid-in capital
                                                                   ----------------  ---------------- -----------------
         At January 1, 2002                                            124,637,500     (won)12,464       (won)286,706

        Decrease in capital surplus relating to additional stock
           transactions by consolidated subsidiaries (note a)                    -               -             (1,616)
        Gain on disposal of treasury stock                                       -               -                 35
        Offset against deficit                                                   -               -            (65,263)
                                                                   ----------------  ---------------- -----------------

         At December 31, 2002                                          124,637,500          12,464            219,862

        Additional issuance  (note b)                                   24,927,500           2,493             22,611
        Additional issuance without consideration                       29,621,000           2,962             (2,962)
        Decrease in capital surplus relating to disposal of
           available-for-sale securities (note c)                                -               -            (24,628)



        Decrease in capital surplus relating to disposal of
           investment in consolidated subsidiaries (note d)                      -               -               (353)
        Offset against deficit                                                   -               -            (73,738)
                                                                   ----------------  ---------------- -----------------
                                                                       179,186,000     (won)17,919       (won)140,792
        At December 31, 2003                                       ================  ================ =================


        (note a) MOL issued 2,560,000 additional shares for(won)5,000 per share to the Company in March 2002 and retired 2,366,429 shares in May 2002. As a result of such issuance and retirement, the Company's equity ownership in MOL increased from 64.78% to 81.39% and the Company's investment cost exceeding its proportionate share of net asset value of(won)1,166 million was deducted from additional paid-in capital. In addition, KIC issued
                      260,000 additional shares for(won)5,000 per share to the Company in May 2002. As a result of such issuance, the Company's equity ownership in KIC increased from 47.94% to 87.38% and the difference of(won)450 million between the Company's investment cost and its proportionate share of net asset value was deducted from additional paid-in capital.

        (note b) In August 2003, the Company issued 24,927,500 additional shares for(won)1,020 per share.

        (note c) In June 2003, the Company disposed of 6,836,690 shares of SK Communications for (won)660 per share. As a result of such disposal, the Company's additional paid-in capital of (won)24,628 million decreased.

        (note d) In 2003, the Company disposed of 130,000 shares of MOL. As a result of such disposal, the Company's equity ownership in MOL decreased from 81.39% to 67.47% and the Company's investment cost exceeding its proportionate share of net asset value of (won)353 million was deducted from additional paid-in capital.



15.  RETAINED EARNINGS (DEFICIT)

     Changes in unappropriated retained earnings (undisposed deficit) for the years ended December 31, 2002 and 2003 are as follows (in millions of Korean won):

                                                                                   2002                    2003
                                                                           ----------------------  ---------------------

        Undisposed deficit at beginning of the year                         ((won)66,274)          ((won)73,457)
        Changes in unappropriated retained earnings:
            Reversal of losses in excess of minority interest                        377                      -
            Other                                                                    168                      -
                                                                           ----------------------  ---------------------
           Sub-total                                                             (65,729)          ((won)73,457)
                                                                           ----------------------  ---------------------

        Transfers from appropriated reserves or disposition of deficit:
           Additional paid-in capital                                             65,263                 73,738
                                                                           ----------------------  ---------------------
           Sub-total                                                              65,263                 73,738
                                                                           ----------------------  ---------------------

        Net income (loss)                                                        (72,991)                 2,524
                                                                           ----------------------  ---------------------
        Unappropriated retained earnings (undisposed deficit) to be         ((won)73,457)            (won)2,805
           carried forward to the following year                            ======================  =====================




        (note) In 2003, the Company adopted SKAS No. 6 and accordingly, appropriations of retained earnings, including declaration of dividends (or dispositions of accumulated deficit) are not recorded in the balance sheet until approved by shareholders.


16.  TREASURY STOCK

     As of December 31, 2003, the Company holds 1,474,139 shares of treasury stock (book value: (won)4,344 million) purchased in order to stabilize the market price of its stock. During the year ended December 31, 2003, the Company acquired 14,139 shares of treasury stock in the market for
     (won)17 million and later sold 300,000 shares for (won) 374 million.
     A loss from disposal of treasury stock amounting to (won)113 million was deducted from other capital adjustments. Changes in treasury stock during the years ended December 31, 2002 and 2003 are as follows (in millions of Korean won except for share data):

                                                                     Number of treasury
                                                                            stock                   Carrying amount
                                                                   ------------------------      ----------------------
        At January 1, 2002                                                  1,634,000                    (won)4,843
           Purchase of treasury stock                                         900,000                         1,499
           Disposal of treasury stock                                        (774,000)                       (1,528)
                                                                   ------------------------      ----------------------

        At December 31, 2002                                                1,760,000                    (won)4,814

           Purchase of treasury stock                                          14,139                            17
           Disposal of treasury stock                                        (300,000)                         (487)
                                                                   ------------------------      ----------------------
        At December 31, 2003                                                1,474,139                    (won)4,344
                                                                   ========================      ======================


     The Company intends to sell its treasury stock in the market in the future. No dividends will be paid on treasury stock.

17.  SALES

     Details of sales for the years ended December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won):

                                                                   2001                 2002               2003
                                                             ------------------   -----------------  ------------------
        Handlers and components                                 (won)18,418          (won)14,434        (won)44,184
        SMD placement systems                                        20,992               23,486             19,201
        TFT-LCD handlers and testers                                  5,608                    -                  -
        Security solutions products and services                     15,517               15,881             17,189
        Other                                                         8,442               10,629             14,479
                                                             ------------------   -----------------  ------------------
                                                                (won)68,977          (won)64,430        (won)95,053
                                                             ==================   =================  ==================

18.  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     The details of selling, general and administrative expenses for the years ended December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won):

                                                                    2001                2002                2003
        Salaries                                                 (won)11,343          (won)10,203          (won)9,668
        Commissions                                                    3,527                3,329               4,370
        Travel                                                         1,165                  745                 810
        Depreciation                                                   3,269                3,142               2,699
        Entertainment                                                    707                  826               1,179
        Advertising                                                    2,349                  941               1,035
        Research and development                                       3,315                2,410               1,053
        Product warranty                                               5,294                1,004                  86
        Bad debts                                                     10,267               11,786               3,224
        Other                                                          4,085                3,265               3,849
                                                                ------------------------------------------------------
                                                                 (won)45,321          (won)37,651         (won)27,973
                                                                ======================================================



19.  INCOME TAXES

     The following is a reconciliation between financial accounting income and taxable income, together with a computation of income taxes for the years ended December 31, 2001, 2002 and 2003 (in millions of Korean won):

                                                                              2001             2002            2003
                                                                        ---------------   --------------  --------------
        Income (loss) before income taxes and minority interest          ((won)83,859)     ((won)72,890)       (won)916
        Additions (deductions):
           Provision for severance indemnities                                     92               799            (540)
           Loss from valuation of inventories                                  16,020             2,497          (7,692)
           Entertainment expenses                                               7,879               672             921
           Accrued interest income                                                (74)              (39)             60
           Gain (loss) on valuation of trading securities                        (158)            3,227          (3,238)
           Reversal of tax-free reserves                                        1,081             1,081               -
           Net loss of consolidated affiliate                                   1,680             3,943             402
           Provision for doubtful accounts                                      9,197             3,429          10,534
           Depreciation                                                          (401)               50               -
           Loss from impairment of deferred development costs                   1,171             8,345          (2,466)
           Loss from impairment of available-for-sale securities                8,457             3,830           1,343
           Gain from disposal of treasury stock                                 7,448                 -               -
           Equity in losses of affiliate                                       14,580            11,434         (15,484)
           Other                                                               (1,868)              957           1,229
                                                                        ---------------   --------------  --------------
                                                                              (18,755)          (32,665)        (14,015)
           Total
           Add back
             - Net operating loss carryforwards (note a)                       21,844            34,746          14,119
                                                                        ---------------   --------------  --------------

        Net taxable income                                                 (won)3,089        (won)2,081        (won)104
                                                                        ===============   ==============  ==============



                                                                             2001             2002            2003
                                                                        ---------------   --------------  --------------
        Corporate income taxes at statutory Korean corporate income
           tax rates of 27% (note b)                                      (won)843          (won)542         (won)16
        Special tax credit for small and medium-sized venture companies       (415)             (266)              -
        Tax credit for technology and human resource development and
           capital investments                                                   -               (24)              -
                                                                        ---------------   --------------  --------------
                                                                               428               252              16
        Corporate income taxes payable
        Resident surtax payable                                                 43                25               2
                                                                        ---------------   --------------  --------------

        Total income taxes payable                                        (won)471          (won)277         (won)18
                                                                        ===============   ==============  ==============


        (note a) In Korea, there is no tax payment system based on consolidated taxable income (or loss). The net operating loss carryforwards of the Company and subsidiaries, which have no tax liabilities due to the net operating loss, for the years ended December 31, 2001, 2002 and 2003, were added to show taxable income for subsidiaries with tax liabilities.

        (note b)      Since 2002, the corporate tax rate declined from 28% to 27%.



     The provision for income taxes for the years ended December 31, 2001, 2002 and 2003 consists of the following (in millions of Korean won):


                                                                    2001                2002                2003
                                                              -----------------   -----------------   -----------------
        Currently payable                                          (won)471            (won)277             (won)18
        Deferred                                                     13,763                   -                   -
                                                              -----------------   -----------------   -----------------
        Income tax expense                                      (won)14,234            (won)277             (won)18
                                                              =================   =================   =================

     The difference between income tax expense computed using the statutory income tax rate and the recorded income tax expense for the years ended December 31, 2001, 2002 and 2003 is attributable to the following (in millions of Korean won):

                                                                       2001                   2002              2003
                                                                 -----------------      ----------------  ---------------
        Income tax expense (benefit) at statutory income tax
           rate of 27%                                              ((won)23,481)          ((won)19,680)      (won)247
        Resident surtax                                                   (2,348)                (1,968)            25
        Tax credit for technology and human resource
           development and capital investments                              (451)                  (242)             -
        Special tax credit for small and medium-sized venture
           companies                                                        (457)                  (293)             -
        Tax effect of permanent differences                                4,879                    472            729
        Change in valuation allowance                                     36,480                 22,037         (4,748)
        Change in income tax rate (note a)                                     -                      -          3,551
        Other                                                               (388)                   (49)           214
                                                                 -----------------      ----------------  ---------------

        Recorded income tax expense                                  (won)14,234               (won)277        (won)18
                                                                 =================      ================  ===============

        (note a) Pursuant to a revision in the Korean Corporate Income Tax Law, statutory corporate income tax rate will be changed from current 27% to 25%, effective January 1, 2005.

     The tax effects of each type of temporary difference, net operating loss carryforwards and tax credit carryforwards that gave rise to a significant portion of the deferred income tax assets at December 31, 2002 and 2003 are as follows (in millions of Korean won):

                                                                                2002                      2003
                                                                        ---------------------      --------------------
        Current:

           Accrued interest income                                             ((won)56)                  ((won)41)
           Gain on valuation of trading securities                                  887                        (56)
           Loss from valuation of inventories                                     5,742                      3,457
                                                                        ---------------------      --------------------
           Sub-total                                                              6,573                      3,360
                                                                        ---------------------      --------------------



                                                                                  2002                      2003
                                                                        ---------------------      --------------------
        Non-current portion:
           Provision for severance indemnities                                      693                        589
           Net operating loss carryforwards (note c)                             16,807                     19,445
           Net loss of consolidated subsidiaries                                  4,642                      4,408
           Tax credit carryforwards (note c)                                      7,747                      7,360
           Deferred development costs                                             2,357                      1,494
           Impairment loss from available-for-sale securities                     3,607                      3,734
           Equity in losses of affiliate                                         11,788                      6,657
           Depreciation                                                             275                        275
           Provision for doubtful accounts                                        5,229                      7,748
           Other                                                                    135                         35
                                                                        ---------------------      --------------------

           Sub-total                                                             53,280                     51,745
                                                                        ---------------------      --------------------

        Total deferred income tax assets                                         59,853                     55,105
        Valuation allowance (note b)                                            (59,853)                   (55,105)
                                                                        ---------------------      --------------------

        Net deferred income tax assets                                           (won)-                     (won)-
                                                                        =====================      ====================



        (note b) A full valuation allowance has been provided for deferred income tax assets as of December 31, 2003 since the Company's management believes that the realization of the deferred tax assets is uncertain.

        (note c) At December 31, 2003, the Company had tax credit carryforwards for tax purposes relating to technology and human resource development and capital investments, of which (won)489 million will expire in 2004, (won)2,536 million in 2006, (won)3,369 million in 2007, (won)547 million in 2008, (won)242 million in 2009 and (won)177 million in 2010. The Company also had net operating loss carryforwards, of which (won)56,590 million will expire in 2007 and (won)14,119 million in 2008, respectively.

20.  INCOME (LOSS) PER COMMON SHARE

     Net income (loss) per common share for the years ended December 31, 2001, 2002 and 2003 are computed as follows (in millions of Korean won, except for share data):

                                                                          2001             2002              2003
                                                                    ----------------- ----------------  ----------------

       Net income (loss)                                               ((won)99,148)     ((won)72,991)       (won)2,524
       Weighted average number of shares outstanding                    151,524,256       155,173,720       159,684,809
                                                                    ----------------- ----------------  ----------------

       Basic income (loss) per common share
         (in Korean won) (note a)                                         ((won)654)        ((won)470)          (won)16
                                                                    ================= ================  ================

       (note a) Weighted average number of shares outstanding for the years ended December 31, 2001, 2002 and 2003 is calculated as follows:

                 2001
                ------
                                                                                                    Weighted number of
                                                                Number of shares        Days               shares
                                                               -------------------- -------------- -----------------------
                 Beginning balance                                   157,217,552          365          57,384,406,379
                 Treasury stock                                       (2,061,125)         365            (752,310,661)
                 Acquisition of treasury stock                        (9,712,768)         144          (1,398,638,623)
                 Disposal of treasury stock                              908,207           18               16,347,724
                            "                                            673,145           15               10,097,179
                            "                                            227,052           14                3,178,724
                            "                                            542,401            8                4,339,211
                            "                                          4,112,159            6               24,672,954
                            "                                          1,261,398            5                6,306,992
                            "                                          1,988,405            4                7,953,622
                                                               --------------------                -----------------------
                 Total                                               155,156,426                         55,306,353,501
                                                               ====================
                                                                                                                  %365
                                                                                                   -----------------------

                 Weighted average number of shares (note a)                                                 151,524,256
                                                                                                   =======================



                 2002
                ------
                                                                                                       Weighted number of
                                                                 Number of shares        Days                shares
                                                               -------------------- -------------- -----------------------
                 Beginning balance                                  157,217,552            365           57,384,406,379
                 Treasury stock                                      (2,061,125)           365             (752,310,661)
                 Disposal of treasury stock                             219,483            224               49,164,267
                 Acquisition of treasury stock                         (365,806)           219              (80,111,417)
                            "                                          (239,666)           218              (52,247,125)
                            "                                          (151,368)           216              (32,695,448)
                 Disposal of treasury stock                             378,420            173               65,466,581
                            "                                           350,669            170               59,613,692



                            "                                            27,751            169                4,689,880
                 Acquisition of treasury stock                         (378,420)            20               (7,568,391)
                                                               --------------------                -----------------------
                 Total                                              154,997,490                          59,638,407,756
                                                               ====================
                                                                                                                  %365
                                                                                                   -----------------------
                 Weighted average number of shares (note a)                                                 155,173,720
                                                                                                   =======================

                 2003
                 -----                                                                                Weighted number of
                                                                 Number of Shares         Days             shares
                                                            ----------------------- -------------- -----------------------
                 Beginning balance                                    157,217,552          365           57,384,406,379
                 Treasury stock                                        (2,220,061)         365             (810,322,377)
                 Disposal of treasury stock                               252,280          331               83,504,579
                            "                                             126,140          329               41,500,010
                 Additional issuance                                   22,350,090           71            1,586,856,393
                 Acquisition of treasury stock                            (14,139)          70                 (989,730)
                                                            -----------------------                -----------------------
                 Total                                                177,712,862                        58,284,955,254
                                                            =======================
                                                                                                                   %365
                                                                                                   -----------------------

                 Weighted average number of shares (note a)                                                 159,684,809
                                                                                                   =======================

                 (note a) The Company's weighted average number of shares was recalculated considering the effect
                               (5.12%) of additional issuance with
                               consideration in 2003 which were issued less than fair value, and 20% stock dividends in 2003.





     Diluted income per share for the year ended December 31, 2003 is computed as follows (in millions of Korean won, except for share data):

                                                                                    2002                   2003
                                                                              -------------------    -------------------

       Basic net income (loss)                                                     ((won)72,991)         (won)2,524
       Stock option                                                                         159                 172
                                                                              -------------------    -------------------
                                                                                        (72,832)              2,696
       Diluted net income
       Adjusted weighted average number of shares outstanding                       155,514,136         160,050,203
                                                                             -------------------    -------------------

       Diluted income (loss) per common share (in Korean won) (note b)                ((won)468)            (won)17
                                                                             ===================    ===================

       Basic income (loss) per common share (in Korean won)                           ((won)470)            (won)16
                                                                             ===================    ===================

       (note b) Assuming that dilutive stock options were exercised, as of December 31, 2002 and 2003, such effect would be anti-dilutive shown as the above table. In addition, the outstanding stock options as of December 31, 2001 were not included in the computation of diluted earnings per share because the options exercise price were greater than the average market price of the common shares during the year ended December 31, 2001 and therefore, the effect would be anti-dilutive.



21.  CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

     A substantial portion of the Company and its subsidiaries' sales for the years ended December 31, 2001, 2002 and 2003 are made to customers in the semiconductor industry. Details of customers accounting for 10% or more of the Company and its subsidiaries' sales are as follows (in millions of Korean won):

                          Customers                                2001                 2002                2003
       -------------------------------------------------     ------------------   ------------------   ----------------

       Samsung Electronics Co., Ltd.                           (won)15,212           (won)4,804               (won)-
       Hynix Semiconductor Co., Ltd.                                 1,333                  923               17,151
       SanDisk                                                           -                  436               14,860
       Other                                                        52,432               58,267               63,042
                                                             ------------------   ------------------   ----------------

                                                               (won)68,977          (won)64,430          (won)95,053
                                                             ==================   ==================   ================

     The related accounts receivable balances from the above major customers as of December 31, 2002 and 2003 are as follows (in millions of Korean won):

                              Customers                                        2002                       2003
       --------------------------------------------------------        ---------------------       --------------------

       Samsung Electronics Co., Ltd.                                            (won)1                      (won)-
       Hynix Semiconductor Co., Ltd.                                               310                       9,012
       SanDisk                                                                       -                         255
       Other                                                                    47,977                      48,736
                                                                       ---------------------       --------------------

       Total                                                                    48,288                      58,003
       Allowance for doubtful accounts                                         (14,323)                    (17,414)
                                                                       ---------------------       --------------------

       Net                                                                  (won)33,965                 (won)40,589
                                                                       =====================       ====================


22.  SEGMENT INFORMATION

     a.  Export Sales

         The Company had foreign export sales amounting to 17.87%, 32.24% and 31.36% of total sales for the years ended December 31, 2001, 2002 and 2003, respectively. The export sales were made principally to the following locations:

                                                                    2001                2002                2003
                                                               ---------------    -----------------    ---------------

             Asia                                                        10.16%             12.21%               11.10%
             Europe                                                       5.56%             15.32%                3.51%
             United States of America                                     2.15%              4.71%               16.75%
                                                               ---------------    -----------------    ---------------
                                                                         17.87%             32.24%               31.36%
                                                               ===============    =================    ===============




     b.  Business Segment Information

         Through 1998, the Company operated in one major business segment, the handler manufacturing business. As the Company expanded its sales of SMD placement systems and security solutions, additional business segments were designated. Sales, operating income (loss), identifiable assets, capital expenditures and depreciation as of and for the years ended December 31, 2001, 2002 and 2003, pertaining to the business segments in which the Company and its subsidiaries operated are presented as follows (in millions of Korean won):


                                                                                                        Depreciation of
                                                             Operating    Identifiable     Capital     property, plant
                                                 Sales      Income (loss)    assets      expenditures    and equipment
                                           -----------------------------------------------------------------------------

         (As of and for the year ended December 31, 2001)

          Handlers and components         (won)18,418   ((won)11,059)   (won)36,077      (won)134          (won)717
          SMD placement systems                20,992        (18,334)        91,642           205             1,925
          TFT-LCD handlers and testers          5,608         (1,753)             -             -               119
          Security solutions                   15,517          1,406         37,017           318               468
          Research and development center           -              -         25,217        17,421             1,754
          Other                                 8,442        (10,194)             -         5,515             2,588
                                           -----------------------------------------------------------------------------

          Consolidated                    (won)68,977   ((won)39,934)  (won)189,953   (won)23,593        (won)7,571
                                           =============================================================================

                                                                                                        Depreciation of
                                                             Operating    Identifiable     Capital     property, plant
                                                 Sales      Income (loss)    assets      expenditures    and equipment
                                           -----------------------------------------------------------------------------

          (As of and for the year ended December 31, 2002)

          Handlers and components         (won)14,434    ((won)8,468)   (won)18,515      (won)327          (won)594
          SMD placement systems                23,486        (16,760)        37,469           537               977
          Security solutions                   15,881             99         38,897           215               321
          Research and development center           -              -         20,441           189               343
          Other                                10,629         (4,955)             -         1,970             4,476
                                           -----------------------------------------------------------------------------

          Consolidated                    (won)64,430   ((won)30,084)  (won)115,322    (won)3,238        (won)6,711
                                           =============================================================================

         (As of and for the year ended December 31, 2003)
          Handlers and components         (won)44,184     (won)1,093    (won)23,931      (won)398          (won)468
          SMD placement systems                19,201         (2,406)        25,776           654               770
          Security solutions                   17,189         (1,860)        41,549        18,401               588
          Research and development center           -              -         19,610         1,097             1,290
          Other                                14,479         (2,450)             -         2,119             3,016
                                           -----------------------------------------------------------------------------

          Consolidated                    (won)95,053    ((won)5,623)  (won)110,866   (won)22,669        (won)6,132
                                           =============================================================================

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

     c.  Guarantees Provided by Other Parties

         Guarantees provided for the Company by other companies as of December 31, 2003 are as follows (in millions of Korean won and thousands of U.S. dollars):

                                                       Amount                            Remark
                                                   ----------------     -----------------------------------------

            Seoul Guarantee                            (won)2,965       Guarantees for timely delivery and other
            KEB                                             1,198       Letters of credit and other
                                                        (US$1,000)
            Woori Bank                                      1,198       Local letters of credit and other
                                                        (US$1,000)
                                                   ----------------

                                                       (won)5,361
                                                   ================

24.  INSURANCE

     At December 31, 2003, certain of the Company's assets are insured with local insurance companies as follows (in millions of Korean won):

                 Asset                               Risk                       Book value            Coverage
        -------------------------     -----------------------------------    ------------------    ----------------

        Property, plant and
           equipment                  Fire and comprehensive liability         (won)58,165          (won)57,043
                                                                             ==================    ================

     The Company carries director and officer liability insurance policies with up to US$3 million and (won)1,000 million of coverage against losses arising from any claims made against the directors and officers for any alleged wrongful acts in their respective capacities as directors or officers of the Company.

25.  STOCK OPTION COMPENSATION PLAN

     In accordance with the approval of the Company's shareholders, the Company granted stock options to its employees. Changes in options outstanding for the years ended December 31, 2002 and 2003 are as follows (in Korean won):

                                                                                             Weighted average
                                                                  Number of shares            exercise price
                                                                     (note a)                    (note a)
                                                              -----------------------     -----------------------

     Options outstanding - January 1, 2002                            2,929,989                  (won)1,379
     Granted                                                          1,072,456                       1,261
     Cancelled                                                         (741,337)                      1,367
                                                              -----------------------     -----------------------

     Options outstanding - December 31, 2002                          3,261,108                       1,343
     Granted                                                          3,887,715                       1,114
     Cancelled                                                         (403,068)                      1,306
                                                              -----------------------     -----------------------

     Options outstanding - December 31, 2003                          6,745,755                  (won)1,213
                                                              =======================     =======================

     (note a) The Company's number of stock option and exercise price was recalculated considering the effect of 20% stock dividend and additional issuance.

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

     As described in note 2, the Company adopted the fair value based method of accounting for the stock option compensation plan, in which fair value is determined using the Black-Scholes option-pricing model, without considering a volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. Under these accounting policies, total compensation costs were measured at (won)768 million, (won)617 million and (won)1,267 million for options granted in 2001, 2002 and 2003 and are recognized over the service period (2 years). Such compensation costs amounting to (won)198 million in 2001, (won)159 million in 2002 and (won)356 million in 2003 were recognized.

     Assuming the Company had considered a volatility factor in estimating the value of its stock options, the pro forma consolidated net income and consolidated net income per common share for the years ended December 31, 2001, 2002 and 2003 would have been as follows (in millions of Korean won except per share data):


                                                    2001                       2002                        2003
                                              --------------------       --------------------        -------------------

       Net income (loss):
          As reported                            ((won)99,148)              ((won)72,991)                 (won)2,524
          Pro forma                                   (99,529)                   (73,449)                      1,394

       Income (loss) per share:
          As reported                               ((won)654)                 ((won)470)                    (won)16
          Pro forma                                      (657)                      (473)                          9

     The assumptions and variables used by the Company in measuring the fair value of stock options granted in the respective years are as follows:

                                                      2001                   2002                      2003
                                               ----------------------  --------------------   --------------------------
                                                         6.70%                 5.80%                4.32% ~ 4.75%
       Risk free interest rate
       Expected life                                   4 years               4 years                      4 years
       Volatility factor                                72.21%                92.14%              81.95% ~ 91.17%
       Dividend yield                                    17.5%                 11.6%                           -%
       Expected expiration rate of rights                   -%                    -%                           -%

26.  UNCERTAINTIES IN BUSINESS ENVIRONMENT

     The economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above.

     The accompanying financial statements reflect management's assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management's current assessment.

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

         All research and development costs are charged to expense as incurred under US GAAP, which totaled (won)15,981 million and (won) 9,278 million and (won)7,653 million for the years ended December 31, 2001, 2002 and 2003, respectively.

     c.  Revenue Recognition

         Through 2002, under Korean GAAP, sales are recognized at the time products are delivered to customers. Effective January 1, 2003, Korean GAAP was revised that products sales are recognized upon final acceptance and passage of legal title. This accounting change has been applied prospectively.

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

     d. Marketable Securities and Investment Securities (see note 2)

         Through 2002, under Korean GAAP, debt and equity securities were classified into marketable securities and investment securities. Effective January 1, 2003, Korean

         GAAP was revised to classify investment in securities into three separate categories; trading securities, available-for-sales securities and held-to-maturity securities in a similar manner as Statement of Financial Accounting Standards No.115 (SFAS No.115), "Accounting for Certain Investments in Debt and Equity Securities", described below. The valuation method for each category is similar to SFAS No.115; however, the accounting treatment for impairment of investment securities and recoveries under Korean GAAP differ from those under U.S. GAAP as described in note 27-(e).

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

         Gross proceeds from the sale of trading securities were
         (won)127,529 million, (won)187,908 million and (won) 71,071 million for the years ended December 31, 2001, 2002 and 2003, respectively. The net realized gains(losses) arising from such sales were (won)1,959 million, (won)2,580 million and ((won)1,757) million for the years ended December 31, 2001, 2002 and 2003, respectively.

         Information with respect to trading securities at December 31, 2002 and 2003 is as follows (in millions of Korean won):


                                                                     Gross              Gross
                                                                   unrealized         unrealized        Fair value
                                                    Cost             gains              losses         (book value)
                                              -----------------  ---------------   -----------------  ----------------

           At   December 31, 2002:
                Equity securities                  (won)512            (won)-          ((won)453)           (won)59
                Debt securities                      31,200                371            (2,805)            28,608
                                              -----------------  ---------------   -----------------  ----------------

                                                (won)31,712           (won)371       ((won)3,258)       (won)28,669
                                              =================  ===============   =================  ================
           At   December 31, 2003:
                Equity securities                   (won)59             (won)-           ((won)3)           (won)56
                Debt securities                      20,063              1,512              (249)            21,326
                                              -----------------  ---------------   -----------------  ----------------

                                                (won)20,122         (won)1,512          ((won)252)      (won)21,382
                                              =================  ===============   =================  ================

         All of gross unrealized losses of (won)252 million at December 31, 2003 for which impairment has not been recognized, have been in a continuous unrealized loss position for less than twelve months.

     e.  Impairment of Investment Securities and Recoveries

         Under U.S. GAAP, if the decline in fair value is judged to be other than temporary, the cost basis of the individual securities is written down to fair value as a new cost basis and the amount of the write-down is included in current operations. Under Korean GAAP, if the collectible value from the securities is less than acquisition costs with objective evidence of impairment such as bankruptcy of investees, an impairment loss is recognized.

         Under Korean GAAP, the subsequent recoveries of impaired available-for-sale securities, held-to-maturity debt securities and equity securities without readily determinable fair value result in an increase of their carrying amount up to the original acquisition cost, and the recovery gains are reported in current operations up to the previously recognized impairment loss as reversal of loss on impairment of investment securities. Under U.S. GAAP, the subsequent increase in carrying amount of the impaired and written down held-to-maturity debt securities and equity securities without readily determinable fair value is not allowed. The subsequent increase in fair value of available-for-sale securities is reported in other comprehensive income.

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

         SFAS No. 144 also requires that long-lived assets and certain identifiable intangibles to be disposed of by sale be reported at the lower of the carrying amount or fair value, less cost to sell. Under US GAAP after an asset write-down, representing the new cost basis, subsequent recoveries in value may not be recognized, whereas under Korean GAAP, such recoveries are recognized as gains to the extent of impairment losses previously recognized.

         The Company has made significant additions to its facilities in recent years. Because of a decline in sales, the Company has reviewed its long-lived assets for potential impairment in accordance with the provisions of SFAS No. 144 and determined the carrying values are appropriately recorded.

     g. Costs for Product Warranties (see note 2)

         Under previous Korean GAAP, product warranty expenditures have been included as incurred in manufacturing costs, which have been allocated between cost of sales and inventories. Effective January 1, 2001 such expenditures are classified as an item of selling, general and administrative expenses for more appropriate financial statement presentation. Under US GAAP, warranty costs are accrued and expensed at the time of sale based on historical experience and expected future costs and classified as cost of sales.

         Changes in reserve for product warranties for the years ended December 31, 2002 and 2003 are as follows (in millions of Korean won):

                                                                         2002                            2003
                                                                ------------------------        -----------------------

          Beginning balance                                             (won)674                        (won)607
          Provided                                                         1,313                           1,899
          Incurred                                                        (1,004)                            (86)
          Adjustment                                                        (376)                         (1,471)
                                                                ------------------------        -----------------------

          Ending balance                                                (won)607                        (won)949
                                                                ========================        =======================

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

     i.  Loss from Valuation of Inventories

         Under Korean GAAP, loss from valuation of inventories is classified as other expense, while loss from valuation of inventories is classified as cost of sales under US GAAP. Effective January 1, 2004, loss from valuation of inventories will be classified as cost of sales under Korean GAAP.

     j.  Applying the Equity Method of Accounting

         Under US GAAP, when an investor holds other types of interest (for example, loans and preferred stock) in addition to common stock of an investee accounted for using the equity method of accounting and the investor's share of losses of the investee exceeds the carrying amount of the common stock investment, additional equity method losses are recognized by the investor. Under Korean GAAP, no such additional losses are required to be recognized by the investor. If the investee subsequently reports net income or issues its common stock, the investor shall resume applying the equity method and recognize its share of the net loss not recognized during the period the equity method was suspended as an adjustment to retained earnings from prior periods, under Korean GAAP.

     k. Sales of Stock and Purchase by Subsidiary and Affiliate and Purchase of Non-controlling Equity Interest

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

         Under Korean GAAP, a purchase by a subsidiary of the noncontrolling equity interest in the subsidiary is presented as a capital adjustment in the consolidated financial statements in proportion to the parent's equity interest, while under US GAAP such purchase is accounted for using the purchase method in the consolidated financial statements.

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

     p. Minority Interest in Equity of Consolidated Subsidiaries

         Under Korean GAAP, minority interest in equity of consolidated subsidiaries is presented to be included in shareholders' equity. Under US GAAP,

         minority interest is presented as a separate item from shareholders' equity.

     q.  Financing to Purchase Treasury Shares

         Under Korean GAAP, loans provided to the company's employee association to finance purchase of the company's shares are presented as receivables of the company and payment guarantees provided by the company to a lender who gave loans to the company's employee association for the same purpose are presented as a contingency. Under US GAAP, such loans are presented as a deduction of stockholders' equity of the company and such payment guarantees are presented as liabilities of the company with a corresponding deduction of stockholders' equity.

     r.  Recently Issued Accounting Pronouncement

         In November 2002, the FASB issued Interpretation No. 45 ("FIN 45") - "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures are effective for the Company's annual financial statements for the year ended December 31, 2002. The adoption of this Interpretation did not have a significant impact on the Company's consolidation financial position or results of operations.

         On January 17, 2003, the FASB issued Interpretation No.46 ("FIN 46") - "Consolidation of Variable Interest Entities", which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as "Special purpose entities ("SPEs")." The underlying principle behind the new Interpretation is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. The Interpretation also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity. In December 2003, the FASB released a revision of FIN No. 46 ("FIN No. 46R") in which the calculation of expected losses and expected residual returns have been altered to reduce the impact of decision maker and guarantor fees. In addition, FIN No. 46R changes the definition of a variable interest. The Company as a foreign private issuer is required to apply either FIN 46 or FIN 46R to variable interest entities ("VIEs') created after January 31, 2003. The adoption of this Interpretation did not have a significant impact on the Company's consolidation financial position or results of operations.

         In April 30, 2003, the FASB issued Statement No. 149 - "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". The statements amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The new guidance amends Statement 133 regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an underlying and the characteristics of a derivative that contains financing components. The amendments set forth in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The adoption of SFAS No. 149 did not have a significant impact on its consolidated financial position or results of operations.

         On May 15, 2003, the FASB has issued Statement No.150 - "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The Standard improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that the following instruments be classified as liabilities in statements of financial position. One type of instrument is mandatory redeemable stock, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type of instrument, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instrument that is considered a liability under this statement is obligation that can be settled with variable number of its equity shares, the monetary value of which is fixed or tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. The statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. In addition to its requirements for the classification and measurement of financial instruments in its scope, SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatory redeemable. Most of the guidance in this statement is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No.150 had no significant impact on its consolidation financial position or results of operations.

     s.  Summary Financial Information

         Sales, cost of sales, gross profit (loss), operating expenses, operating loss and net loss under US GAAP in 2001, 2002 and 2003 are as follows (in millions of Korean won):

                                                              2001                  2002                  2003
                                                        ------------------    ------------------    ------------------

         Sales                                            (won)69,827           (won)69,715           (won)96,039
         Cost of sales                                         78,020                76,786                82,172
         Gross profit (loss)                                   (8,193)               (7,071)               13,867
         Operating expenses                                    54,494                43,124                35,386
         Operating loss (*)                                   (62,687)              (50,195)              (21,518)
         Net loss (*)                                         (84,811)              (62,607)              (24,278)

         (*) See reconciliation of amounts from Korean GAAP to US GAAP below.

     t. Reconciliation of Korean GAAP to US GAAP

         The following table reconciles net income (loss) and operating loss for the years ended December 31, 2001, 2002 and 2003 and shareholders' equity as of December 31, 2001, 2002 and 2003 under Korean GAAP, as reported in the consolidated financial statements, to the net loss, operating loss and shareholders' equity amounts determined under US GAAP, giving effect to adjustments for the differences listed above (in millions of Korean won, except per share amounts):

                                                                          2001                2002             2003
                                                                    ------------------   ---------------  ----------------

         Net income (loss) based on Korean GAAP                       ((won)99,148)      ((won)72,991)        (won)2,524
         Adjustments:
            Revenue recognition timing difference related to
               deliveries awaiting final customer acceptance                 1,958                (51)              (633)
            Warranty cost accrual                                            1,182                 67                342
            Development costs recorded as intangible assets                 (3,627)            (1,755)            (2,135)
            Research and development costs charged to ending
               inventory cost                                               (3,424)             3,006                237
            Write-off of impaired deferred development costs
                under Korean GAAP                                            4,429             11,337              1,521
            Depreciation                                                      (597)                 -                  -
            Sales of stock by subsidiary and affiliate                       2,650                  -               (228)
            Adjustment of capital surplus upon sale of stock                     -                  -            (24,628)
            Loss relating to additional stock transactions by
               consolidated subsidiaries                                         -             (1,616)                 -
            Employee benefits related to consolidated subsidiary's
               treasury stock purchased from employee exceeding
               fair value                                                        -               (359)               115
            Compensation cost related to stock options                      (1,997)              (611)            (1,393)
            Reversal of loss from impairment of investment
               securities                                                        -                (11)                 -
            Reversal of losses in excess of minority interest                    -                377                  -
            Deferred income taxes                                           13,763                  -                  -
                                                                    ------------------   ---------------  ----------------

         Net loss based on US GAAP                                    ((won)84,811)      ((won)62,607)      ((won)24,278)
                                                                    ==================   ===============  ================
         Net loss per share (basic and diluted) based on US GAAP         ((won)560)         ((won)403)         ((won)152)
           (In Korean won)
                                                                    ==================   ===============  ================


                                                                          2001                2002             2003
                                                                    ------------------   ---------------  ----------------

         Operating loss based on Korean GAAP                          ((won)39,934)      ((won)30,084)       ((won)5,623)
         Adjustments:
            Revenue recognition timing difference related to
               deliveries awaiting final customer acceptance                 1,958                (51)              (633)
            Warranty cost accrual                                            1,182                 67                342
            Development costs recorded as intangible assets                 (3,627)            (1,755)            (2,135)
            Research and development costs charged to ending
               inventory cost                                               (3,424)             3,006                237
            Depreciation                                                      (597)                 -                  -



            Employee benefits related to consolidated
               subsidiary's treasury stocks purchased
               from employee exceeding fair value                                -               (359)               115
            Compensation cost related to stock options                      (1,409)              (611)            (1,393)
            Loss from valuation of inventories                             (16,836)           (20,408)           (12,428)
                                                                    ------------------   ---------------  ----------------

         Operating loss based on US GAAP                              ((won)62,687)      ((won)50,195)      ((won)21,518)
                                                                    ==================   ===============  ================

                                                                           2001               2002             2003
                                                                      ----------------   ---------------  ----------------

         Shareholders' equity based on Korean GAAP                     (won)250,452      (won)174,886       (won)176,592
         Adjustments:
            Revenue recognition timing difference related to
              deliveries awaiting final customer acceptance                     784                98                  -
            Warranty cost accrual                                            (1,457)             (756)              (949)
            Development costs recorded to intangible assets                 (13,637)           (4,054)            (4,668)
            Research and development costs charged to ending
              inventory cost                                                 (3,425)             (419)              (182)
            Reversal of loss from impairment of investment securities             -               (11)               (11)
            Minority interest in equity of consolidated subsidiaries        (22,201)          (21,385)           (19,938)
            Other adjustments due to loans for purchasing treasury
               stock and consolidated subsidiaries' stock
               transactions                                                    (997)             (108)            (1,935)
                                                                      ----------------   ---------------  ----------------

         Shareholders' equity based on US GAAP                         (won)209,519      (won)148,251       (won)148,909
                                                                      ================   ===============  ================

         Changes in shareholders' equity based on US GAAP for the years ended
         December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won):

                                                                           2001               2002             2003
                                                                      ----------------   ---------------  ----------------

         Balance, beginning of the period                              (won)288,101       (won)209,519     (won)148,251
            Net loss for the period                                         (84,811)           (62,607)         (24,278)
            Cash dividends                                                   (1,845)                 -                -
            Issuance of common stock                                              -                  -           25,104
            Gain (loss) on disposal of treasury stock                         7,448                 35             (113)
            Stock options                                                     1,607                770            1,749
            Treasury stock transactions                                           -                 29              470
            Increase (decrease) of gain on valuation of investment
                securities                                                        -                332             (332)
            Other adjustments due to loans for purchasing treasury
                stock and consolidated subsidiaries' stock
                transactions                                                   (997)                 5           (1,935)
            Other                                                                16                168               (7)
                                                                      ----------------   ---------------  ----------------

         Balance, end of the period                                    (won)209,519       (won)148,251     (won)148,909
                                                                      ================   ===============  ================

         A reconciliation of the significant balance sheet accounts, except for the shareholders' equity items listed above, to the amounts determined under US GAAP as of December 31 2002 and 2003, is as follows (in millions of Korean won):

                                                                                  2002                    2003
                                                                           --------------------   ---------------------
         Current assets:
            As reported                                                         (won)134,552             (won)114,894
            US GAAP adjustments
              - accounts receivable - trade                                             (126)                      -
              - inventories                                                            1,057                    (182)
                                                                           --------------------   ---------------------

            As adjusted                                                              135,483                 114,712
                                                                           --------------------   ---------------------

         Non-current assets:
            As reported                                                              105,960                 116,822
            US GAAP adjustments
              - deferred development costs                                            (4,054)                 (4,668)
              - investment securities                                                    (11)                    (11)
              - long-term loans                                                       (1,201)                 (2,979)
                                                                           --------------------   ---------------------

            As adjusted                                                              100,694                 109,164
                                                                           --------------------   ---------------------

         Total assets based on US GAAP                                          (won)236,177            (won)223,876
                                                                           ====================   =====================


                                                                                  2002                    2003
                                                                           --------------------   ---------------------
         Current liabilities:
            As reported                                                         (won)51,061              (won)36,349
            US GAAP adjustments
              - advance receipts from customers                                       1,401                       -
              - provision for warranty cost                                             607                     949
              - provision for guarantee issued                                        1,056                   1,056
                                                                           --------------------   ---------------------

            As adjusted                                                              54,125                  38,354
                                                                           --------------------   ---------------------

         Long-term liabilities:
            As reported                                                              14,565                  18,776
            US GAAP adjustments                                                           -                       -
                                                                           --------------------   ---------------------

            As adjusted                                                              14,565                  18,776
                                                                           --------------------   ---------------------

         Minority interest in equity of consolidated subsidiaries:
            As reported                                                                  -                        -
            US GAAP adjustments                                                     19,236                   17,837
                                                                           --------------------   ---------------------

            As adjusted                                                             19,236                   17,837
                                                                           --------------------   ---------------------

         Total liabilities and minority interest based on US GAAP              (won)87,926              (won)74,967
                                                                           ====================   =====================

         The following table reconciles cash flows from operating, investing and financing activities for the years ended December 31, 2001, 2002 and 2003 under Korean GAAP, as reported in the consolidated financial statement, to cash flows from operating, investing and financing activities for the years ended December 31, 2001, 2002 and 2003 under US GAAP, giving effect to adjustments for the differences listed in this note (in millions of Korean won):


                                                                           2001                    2002              2003
                                                                     ---------------       ---------------    ----------------
         Cash flows from operating activities based on Korean
             GAAP                                                       ((won)11,957)         ((won)24,340)            (won)519
         Adjustments:
             Reclassification of payments for research and
                development                                                   (5,898)               (2,752)              (2,884)
             Reclassification of other capital adjustments                         -                  (359)                 115
                                                                     ---------------       ---------------     ----------------
         Cash flows from operating activities based on US GAAP          ((won)17,855)         ((won)27,451)         ((won)2,250)

         Cash flows from investing activities based on Korean
             GAAP                                                       ((won)67,252)          (won)29,682         ((won)10,175)
         Adjustments:
             Reclassification of payments for research and
                development                                                    5,898                 2,752                2,884
             Long-term loans to employee                                       1,346                  (145)               1,777
                                                                     ---------------       ---------------     ----------------
         Cash flows from investing activities based on US GAAP          ((won)60,008)          (won)32,289          ((won)5,514)
                                                                     ===============       ===============     ================

         Cash flows from financing activities based on Korean
             GAAP                                                        (won)71,210          ((won)13,375)         (won)12,217
         Adjustments:
             Reclassification of other capital adjustments                    (1,346)                  504               (1,892)
                                                                     ---------------       ---------------     ----------------

         Cash flows from financing activities based on US GAAP           (won)69,864          ((won)12,871)         (won)10,325
                                                                     ===============       ===============     ================


28.  ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

a.       Income Taxes

         Income tax expense under US GAAP for the years ended December 31, 2001, 2002 and 2003 is as follows (in millions of Korean won):

                                                                         2001            2002             2003
                                                                    ---------------  --------------  ---------------

          Currently payable                                            (won)471         (won)277         (won)18
          Deferred                                                            -                -               -
                                                                    ---------------  --------------  ---------------

          Income tax expense                                           (won)471         (won)277         (won)18
                                                                    ===============  ==============  ===============

         The difference between income tax expense computed using the statutory income tax rate and the recorded income tax expense for the years ended December 31, 2001, 2002 and 2003 is attributable to the following (in millions of Korean won):

                                                                        2001             2002             2003
                                                                  -----------------  --------------  ---------------

          Income tax benefit at statutory Korean corporate
            income tax rates of 27%                                ((won)23,320)      ((won)16,876)    ((won)6,989)
          Resident surtax                                                (2,332)            (1,688)           (699)
          Tax credit for technology and human resource
            development and capital investments                            (451)              (242)              -
          Special tax credit for small and medium-sized venture
            companies                                                      (457)              (293)              -
          Tax effect of permanent differences                             4,879                472             729
         Change in valuation allowance                                   22,723             18,953           3,178



          Change in income tax rate (note a)                                  -                  -           3,518
          Other                                                            (571)               (49)            281
                                                                  -----------------  --------------  ---------------
                                                                       (won)471           (won)277         (won)18
          Recorded income tax expense
                                                                  =================  ==============  ===============
                                                                              -                  -               -
          Effective tax rate
                                                                  =================  ==============  ===============

         (note a) Pursuant to a revision in the Korean Corporate Income Tax Law, statutory corporate income tax rate will be changed from current 27% to 25%, effective January 1, 2005.

         The tax effects of each type of temporary difference, net operating loss carryforwards and the tax credit carryforwards that gave rise to a significant portion of the deferred tax assets and liabilities at December 31, 2001, 2002 and 2003, computed under US GAAP, and a description of the financial statement items that created these differences are as follows (in millions of Korean won):

                                                                            2001            2002             2003
                                                                        --------------  --------------   -------------
          Current:
            Accrued interest income                                        ((won)33)       ((won)56)        ((won)41)
            Gain on valuation of trading securities                             (48)            887              (56)
            Loss from valuation of inventories                                4,988           5,742            3,457
            Revenue recognition timing difference related to
                deliveries awaiting final customer acceptance                  (233)            (29)               -
            Warranty cost accrual                                               433             225              282
            Other                                                                 -               -               54
                                                                        --------------   -------------  --------------
                                                                              4,786           6,769            3,696
                                                                        --------------  --------------   -------------
          Non-Current:
            Provision for severance indemnities                                 530             693              589
            Net operating loss carryforwards                                  6,488          16,807           19,445
            Net loss of consolidated subsidiaries                             3,410           4,642            4,408
            Tax credit carryforwards                                          7,604           7,747            7,360
            Research and development costs                                    4,926           3,686            2,777
            Impairment loss from available-for-sale securities                2,512           3,607            3,734
            Equity in losses of affiliate                                     8,289          11,788            6,657
            Sales of stock by subsidiary and affiliate                      (11,050)        (11,050)          (3,458)
            Stock options                                                       913           1,142            1,342
            Depreciation                                                        259             275              275
            Provision for bad debt accounts                                   4,221           5,229            7,748
            Other                                                                 -             506              447
                                                                        --------------   -------------   -------------
                                                                             28,102          45,072           51,324
                                                                        --------------  --------------   -------------

          Total deferred income tax assets                                   32,888          51,841           55,020
          Valuation allowance (note a)                                      (32,888)        (51,841)         (55,020)
                                                                        --------------  --------------   -------------

         Net deferred income tax assets                                     (won) -         (won) -          (won) -
                                                                        ==============  ==============   =============

         (note a) A full valuation allowance has been provided for the tax effect of deferred income tax assets as of December 31, 2003 since the Company's management believes that the realization of the deferred tax assets is uncertain.

     b.  Fair Value of Financial Instruments

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2002 and 2003.

         Cash and Cash Equivalents, Short-term Financial Instruments, Accounts Receivable (trade and other), Short-term Loans, Accounts Payable (trade and other) and Short-Term Borrowings

         The carrying amount approximates fair value due to the short maturity of these instruments.

         Securities

         The fair value of trading securities is estimated based on quoted market price. For equity securities without readily determinable fair value and equity method investments, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to these investments is provided in notes 5 and 6.

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

         Long-Term Borrowings and Lease Payables

         The carrying amount of long term borrowings and lease payables approximates fair value due to repricing of interest rate based on floating rate.

         The fair value of financial instruments under US GAAP as of December 31, 2002 and 2003 is as follows (in millions of Korean won):

                                                                     2002                             2003
                                                        ------------------------------- ---------------------------------
                                                           Carrying          Fair          Carrying           Fair
                                                            amount           value          amount            value
                                                        ---------------- -------------- ---------------- ----------------
          Financial assets:
             Cash and cash equivalents                    (won)19,008      (won)19,008    (won)21,569      (won)21,569
             Short-term financial instruments                  20,776           20,776         14,628           14,628
             Trading securities                                28,669           28,669         21,382           21,382
             Accounts receivable (trade and other)
                 including long-term receivable                41,178           41,178         48,533           48,533
             Available-for-sale securities, including
                 current portion of available-for-sale
                 securities                                     2,511            2,511            445              445



             Other investments, including equity
                securities valued using the equity
                method accounting                               5,686              N/A          4,786              N/A
             Long-term bank deposits                              533              533            533              533
             Restricted deposits                                  110              110            458              458
             Short-term and long-term loans                       465              464            478              465
                                                        ----------------                ----------------


                                                         (won)118,936                    (won)112,812
                                                        ================                ================


          Financial liabilities:
             Accounts payable (trade and other)           (won)12,635      (won)12,635    (won)10,943      (won)10,943
             Short-term borrowings                             33,542           33,542         19,955           19,955
             Lease payable                                      1,079            1,079            621              621
             Current portion of long-term borrowings                -                -          1,787            1,787
             Long-term borrowings                               9,543            9,543          8,245            8,245
                                                        ----------------                ----------------

                                                          (won)56,799                     (won)41,551
                                                        ================                ================

     c.  Segment Information

         Export Sales

         The Company had foreign export sales under US GAAP amounting to 17.64%, 29.79% and 31.05% of total sales for the years ended December 31, 2001, 2002 and 2003, respectively. The export sales under US GAAP were made principally to the following locations:

                                                                    2001                2002                2003
                                                               ----------------    ----------------    ----------------

         Asia                                                          10.03%              11.28%              10.99%
         Europe                                                         5.49%              14.16%               3.48%
         United States of America                                       2.12%               4.35%              16.58%
                                                               ----------------    ----------------    ----------------

                                                                       17.64%              29.79%              31.05%
                                                               ================    ================    ================

         Business Segment

         Through 1998, the Company had operated in one major business segment, the handler manufacturing business. As the Company expanded its sales of SMD placement systems and security solutions, additional business segments were designated. Sales, operating income, identifiable assets, capital expenditures and depreciation under US GAAP as of and for the years ended December 31, 2001, 2002 and 2003, pertaining to the business segments in which the Company and its subsidiaries operated are presented as follows (in millions of Korean won):

                                                                                                      Depreciation of
                                                      Operating        Identifiable    Capital        property, plant
                                         Sales       income (loss)       assets      expenditures      and equipment
                                       --------------------------------------------------------------------------------

         (As of and for the year ended December 31, 2001)




          Handlers and components      (won)19,823 ((won)14,184)     (won)36,215       (won)134       (won)803
          SMD placement systems             20,992      (35,485)          82,026            205          2,348
          TFT-LCD handlers and testers       5,053       (1,458)           2,860              -            207
          Security solutions                15,517          494           35,671            318            468
          Research and development
            center                               -            -           23,562         17,421          1,754
           Other                             8,442      (12,054)               -          5,515          2,588
                                       --------------------------------------------------------------------------------

          Consolidated                 (won)69,827 ((won)62,687)    (won)180,334    (won)23,593     (won)8,168
                                       ================================================================================


                                                                                                      Depreciation of
                                                      Operating        Identifiable    Capital        property, plant
                                         Sales       income (loss)       assets      expenditures      and equipment
                                       --------------------------------------------------------------------------------

         (As of and for the year ended December 31, 2002)

          Handlers and components      (won)16,859 ((won)14,192)     (won)19,794       (won)327       (won)594
          SMD placement systems             23,486      (30,472)          35,404            537            977
          TFT-LCD handlers and testers       2,860           19                -              -              -
          Security solutions                15,881         (788)          35,360            215            321
          Research and development
            center                               -            -           20,441            189            343
           Other                            10,629       (4,762)               -          1,970          4,477
                                       --------------------------------------------------------------------------------

          Consolidated                 (won)69,715 ((won)50,195)    (won)110,999     (won)3,238     (won)6,711
                                       ================================================================================

                                                                                                      Depreciation of
                                                      Operating        Identifiable    Capital        property, plant
                                         Sales       income (loss)       assets      expenditures      and equipment
                                       --------------------------------------------------------------------------------

         (As of and for the year ended December 31, 2003)

          Handlers and components      (won)45,170  ((won)6,870)     (won)22,891       (won)398       (won)468
          SMD placement systems             19,201       (9,222)          24,852            654            770
          Security solutions                17,189       (2,601)          37,574         18,401            588
          Research and development
            center                               -            -           19,610          1,097          1,290
           Other                            14,479       (2,825)               -          2,119           3016
                                       --------------------------------------------------------------------------------

          Consolidated                 (won)96,039 ((won)21,518)    (won)104,927    (won)22,669     (won)6,132
                                       ================================================================================

         In addition to business segment identifiable assets, total assets as of December 31, 2001, 2002 and 2003 of (won)338,607 million,
         (won)236,177 million and (won)223,876 million, respectively, include unallocated corporate assets consisting of cash and investments ((won)60,347 million, (won)60,496 million and (won)57,447 million as of December 31, 2001, 2002 and 2003, respectively), land ((won)31,208 million, (won)7,749 million and
         (won)7,730 million as of December 31, 2001, 2002 and 2003, respectively), loans - net ((won)6,513 million, (won)441 million and (won)478 million as of December 31, 2001, 2002 and 2003, respectively) and other ((won)60,204 million, (won)56,492 million and (won)53,294 million as of December 31, 2001, 2002 and 2003, respectively).

         The unallocated other corporate assets of (won)60,204 million as of December 31, 2001 mainly consisted of buildings of (won)29,690 million, advance payments of (won)8,883 million and other assets of
         (won)21,631 million. Unallocated other corporate assets of
         (won)56,492 million as of December 31, 2002 mainly consisted of buildings of (won)16,311 million, long-term receivable-net of
         (won)6,099 million and other assets of (won)34,082 million. Unallocated other corporate assets of (won)53,295 million as of December 31, 2003 mainly consisted of buildings of (won)17,727 million, long-term receivable-net of (won)4,602 million and other assets of (won)30,966 million.