Form 20-F/A
period 2003-12-31
MIRAE CORP
filed 2004-06-30
CIK 1099196

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F/A

                               (Amendment No. 1)
(Mark One)

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


                               EXPLANATORY NOTE


         Mirae Corporation is filing this amendment no. 1 to its annual report on Form 20-F/A (the "Amendment No. 1") for the fiscal year ended December 31, 2003 in order to correct certain typographical errors contained in its annual report on Form 20-F filed on June 29, 2004 (the "Original Annual Report"). This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report and does not modify or update the disclosure therein in any way other than as required to reflect the amendments described herein and reflected below. No other changes have been made to the Original Annual Report. The filing of this Amendment No. 1 should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to the date of the original filing of the Original Annual Report.

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

     Sales and Marketing. The following table shows sales volume and sales value of the handlers manufactured and sold by us for each of the periods indicated:



                                                                 Year ended December 31,
                                         --------------------------------------------------------------------------
                                                2001                      2002                      2003
                                         --------------------------------------------------------------------------
                                         Units                     Units                     Units
               Model                     sold         Sales        sold         Sales        sold         Sales
-------------------------------------------------------------------------------------------------------------------
                                                                 (Sales in Won millions)
Memory test handlers..........                35   (won)8,683           17   (won)3,790        127     (won)32,275
Memory module test handlers...                 4          745            4        1,303          2             687
Logic pick-and-place test                     17        1,681            7          605          3             440
   handlers...................
Burn-in sorters...............                 -            -            8        3,334          7           2,631
Gravity handlers                               -            -            -            -          8             666
Handler components............                 -        7,309            -        5,401          -           7,485
                                         --------------------------------------------------------------------------
Total.........................                56  (won)18,418           36  (won)14,433        147     (won)44,184
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

B.       Compensation

         Directors' and Senior Managers' Compensation

     We pay our Directors salaries and bonuses as determined by shareholder resolutions which is determined on an annual basis. For the year ended December 31, 2003, the aggregate compensation (salaries, bonuses and allowances) paid and accrued to all Directors and senior managers was approximately Won 1,376 million. In addition, the aggregate amount set aside for all Directors and senior managers for pension, retirement and insurance was approximately Won 677 million. The foregoing amounts do not include amounts expended by us for automobiles made available to our Directors and senior managers, expenses reimbursed to Directors and senior managers (including business travel expenses and professional and business association dues and expenses) and other benefits commonly reimbursed or paid by companies in Korea.

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

ITEM 19. Exhibits


--------------------------------------------------------------------------------
  Exhibit No.                        Description
--------------- ----------------------------------------------------------------
      1.1       Articles of Incorporation, as amended (English translation)**
--------------- ----------------------------------------------------------------
      8.1       List of Subsidiaries**
--------------- ----------------------------------------------------------------
      11.1      Code of Ethics**
--------------- ----------------------------------------------------------------
      12.1 Certification of CEO pursuant to Rule 13a-14(a) of the Securities Exchange Act*
--------------- ----------------------------------------------------------------
      12.2 Certification of CFO pursuant to Rule 13a-14(a) of the Securities Exchange Act*
--------------- ----------------------------------------------------------------
      13.1 Certification of CEO pursuant to Rule 13a-14(b) of the Securities Exchange Act and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*
--------------- ----------------------------------------------------------------
      13.2 Certification of CFO pursuant to Rule 13a-14(b) of the Securities Exchange Act and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*
--------------- ----------------------------------------------------------------


*   Filed herewith.
**  Filed previously as exhibits to our Form 20-F filed on June 29, 2004.

                                   SIGNATURES

   The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                               MIRAE CORPORATION

                               By: /s/ Hyung Yun Lee
                                   ---------------------
                                   Name:   Hyung Yun Lee
                                   Title:  Chief Executive Officer and President


Date:    June 30, 2004

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
NET INCOME (LOSS)...............................................    ((won)99,148)   ((won)72,991)    (won)2,524      $2,117
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


                     MIRAE CORPORATION AND ITS SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003


                                                                           Capital Adjustments             Minority
                                                                      -------------------------------     Interest in
                                                          Retained                                         Equity of      Total
                                   Common     Capital     Earnings    Treasury       Stock                Consolidated Shareholders'
(In millions of Korean won)        Stock      Surplus    (Deficit)     Stock        Options    Other      Subsidiaries    Equity
                                ----------- ------------ ----------- ------------ ----------- ----------  ------------ ------------

Balance, January 1, 2001        (won)12,464 (won)276,609 (won)32,858 ((won)(4,843)   (won)588     (won)-   (won)9,695 (won)327,371
  Net loss                                -           -      (99,148)          -            -          -            -      (99,148)
  Additional issuance by
      consolidated subsidiary
      to outside entity                   -       2,649           -           -            -          -            -         2,649
  Gain on disposal of
      treasury stock                      -       7,448           -           -            -          -            -         7,448
  Cancellation of stock
      compensation plans                  -           -           -           -         (390)         -            -          (390)
  Increase in minority
      interest in equity
      of consolidated
      subsidiaries                        -           -           -           -            -          -       12,506        12,506
  Other                                   -           -          16           -            -          -            -            16
                                ----------- ------------ ----------- ------------ ----------- ----------  ------------ ------------
Balance, December 31, 2001           12,464     286,706     (66,274)     (4,843)         198          -       22,201       250,452
  Net loss                                -           -     (72,991)          -            -          -            -       (72,991)
  Decrease in capital surplus
      relating to additional
      stock transactions by
      consolidated subsidiaries
      (note 14)                           -      (1,616)          -           -            -          -            -        (1,616)
  Gain on disposal of treasury
      stock (note 14)                     -          35           -           -            -          -            -            35
  Offsetting against deficit
      (notes 2 and 14)                    -     (65,263)     65,263           -            -          -            -             -
  Reversal of losses in excess
      of minority interest                -           -         377           -            -          -            -           377
  Treasury stock transactions             -           -           -          29            -          -            -            29
  Stock compensation plans
      (notes 2 and 25)                    -           -           -           -          159          -            -           159
  Gain on valuation of equity
      securities valued using
      the equity method                   -           -           -           -            -        332            -           332
  Increase in treasury stock by
      consolidated subsidiary             -           -           -           -            -     (1,188)           -        (1,188)
  Decrease in minority interest
      in equity of consolidated
      subsidiaries                        -           -           -           -            -          -         (816)         (816)
  Other                                   -           -         168           -            -        (55)           -           113
                                  ----------  ---------     ---------   ---------     --------   -------   ---------    -----------
Balance, December 31, 2002           12,464     219,862     (73,457)     (4,814)         357       (911)      21,385       174,886
  Net income                              -           -       2,524           -            -          -            -         2,524
  Additional issuance                 2,493      22,611           -           -            -          -            -        25,104
  Additional issuance without
      consideration                   2,962      (2,962)          -           -            -          -            -             -
  Treasury stock transactions
      (note 16)                           -           -           -         470            -          -            -           470
  Loss on disposal of treasury
      stock (note 16)                                                                               (113)                     (113)
  Stock compensation plans
      (notes 2 and 25)                    -           -           -           -          356          -            -           356
  Offsetting against deficit
      (notes 2 and 14)                    -     (73,738)     73,738           -            -          -            -             -
  Decrease in capital surplus and
      capital adjustment relating
      to disposal of
      available-for-sale
      securities (note 14)                -     (24,628)          -           -            -       (332)           -       (24,960)
  Decrease in capital surplus and
      capital adjustment relating
      to disposal of subsidiary's
      stock (note 14)                     -        (353)          -           -            -        125            -          (228)
  Decrease in minority interest
      inequity of consolidated
      subsidiaries                        -           -           -           -            -          -       (1,447)       (1,447)
                                ----------- ------------ ----------- ------------ ----------- ----------  ------------ ------------
Balance, December 31, 2003      (won)17,919 (won)140,792 (won)2,805 ((won)4,344)    (won)713 ((won)1,231) (won)19,938  (won)176,592
                                =========== ============ ==========  ============ =========== ==========  ============ ============

(In thousands of U.S. dollars)
  (note 2)
Balance, December 31, 2002          $10,456    $184,448     ($61,625)    ($4,039)        $299      ($764)     $17,940      $146,715
  Net income                              -           -        2,117           -            -          -            -         2,117
  Additional issuance                 2,091      18,970            -           -            -          -            -        21,061
  Additional issuance without
      consideration                   2,486      (2,486)           -           -            -          -            -             -
  Treasury stock transactionsx
      (note 16)                           -           -            -         395            -          -            -           395
  Loss on disposal of treasury
       stock (note 16)                    -           -            -           -            -        (95)           -           (95)
  Stock compensation plans
      (notes 2 and 25)                    -           -            -           -          299          -            -           299
  Offsetting against deficit
      (notes 2 and 14)                    -     (61,861)      61,861           -            -          -            -             -
  Decrease in capital surplus and
      captal adjustment relating
      to disposal of available-
      for-sale securities (note 14)       -     (20,661)           -           -            -       (279)           -       (20,940)
  Decrease in capital surplus and
      captal adjustment relating
      to disposal of subsidiary's
      stock (note 14)                     -        (295)           -           -            -        105            -          (190)
  Decrease in minority interest
      in equity of
      consolidated subsidiaries           -           -            -           -            -          -       (1,213)       (1,213)
                                ----------- ------------ ----------- ------------ ----------- ----------  ------------ ------------

Balance, December 31, 2003          $15,033    $118,115       $2,353     ($3,644)        $598    ($1,033)     $16,727      $148,149
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

            Ending balance                                                      (won)14,322        (won)17,414
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



     The future maturities of long-term borrowings at December 31, 2003 are as follows (in millions of Korean won and thousands of U.S. dollars):

                                          Long-term            Long-term
                                        borrowings in        borrowings in       Equivalent in
       Year ending December 31,           Korean won        foreign currency       Korean won               Total
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

     Net income (loss) per common share for the years ended December 31, 2001, 2002 and 2003 are computed as follows (in millions of Korean won, except for share data):

                                                                          2001             2002              2003
                                                                    ----------------- ----------------  ----------------

       Net income (loss)                                               ((won)99,148)     ((won)72,991)       (won)2,524
       Weighted average number of shares outstanding                    151,524,256       155,173,720       159,684,809
                                                                    ----------------- ----------------  ----------------

       Basic income (loss) per common share
         (in Korean won) (note a)                                         ((won)654)        ((won)470)          (won)16
                                                                    ================= ================  ================

       (note a) Weighted average number of shares outstanding for the years ended December 31, 2001, 2002 and 2003 is calculated as follows:

                 2001
                ------
                                                                                                    Weighted number of
                                                                Number of shares        Days               shares
                                                               -------------------- -------------- -----------------------
                 Beginning balance                                   157,217,552          365          57,384,406,379
                 Treasury stock                                       (2,061,125)         365            (752,310,661)
                 Acquisition of treasury stock                        (9,712,768)         144          (1,398,638,623)
                 Disposal of treasury stock                              908,207           18               16,347,724
                            "                                            673,145           15               10,097,179
                            "                                            227,052           14                3,178,724
                            "                                            542,401            8                4,339,211
                            "                                          4,112,159            6               24,672,954
                            "                                          1,261,398            5                6,306,992
                            "                                          1,988,405            4                7,953,622
                                                               --------------------                -----------------------
                 Total                                               155,156,426                         55,306,353,501
                                                               ====================
                                                                                                                  /365
                                                                                                   -----------------------

                 Weighted average number of shares (note a)                                                 151,524,256
                                                                                                   =======================



                 2002
                ------
                                                                                                       Weighted number of
                                                                 Number of shares        Days                shares
                                                               -------------------- -------------- -----------------------
                 Beginning balance                                  157,217,552            365           57,384,406,379
                 Treasury stock                                      (2,061,125)           365             (752,310,661)
                 Disposal of treasury stock                             219,483            224               49,164,267
                 Acquisition of treasury stock                         (365,806)           219              (80,111,417)
                            "                                          (239,666)           218              (52,247,125)
                            "                                          (151,368)           216              (32,695,448)
                 Disposal of treasury stock                             378,420            173               65,466,581
                            "                                           350,669            170               59,613,692



                            "                                            27,751            169                4,689,880
                 Acquisition of treasury stock                         (378,420)            20               (7,568,391)
                                                               --------------------                -----------------------
                 Total                                              154,997,490                          59,638,407,756
                                                               ====================
                                                                                                                  /365
                                                                                                   -----------------------
                 Weighted average number of shares (note a)                                                 155,173,720
                                                                                                   =======================

                 2003
                 -----                                                                                Weighted number of
                                                                 Number of Shares         Days             shares
                                                            ----------------------- -------------- -----------------------
                 Beginning balance                                    157,217,552          365           57,384,406,379
                 Treasury stock                                        (2,220,061)         365             (810,322,377)
                 Disposal of treasury stock                               252,280          331               83,504,579
                            "                                             126,140          329               41,500,010
                 Additional issuance                                   22,350,090           71            1,586,856,393
                 Acquisition of treasury stock                            (14,139)          70                 (989,730)
                                                            -----------------------                -----------------------
                 Total                                                177,712,862                        58,284,955,254
                                                            =======================
                                                                                                                   /365
                                                                                                   -----------------------

                 Weighted average number of shares (note a)                                                 159,684,809
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

     Assuming the Company had considered a volatility factor in estimating the value of its stock options, the pro forma consolidated net income and consolidated net income per common share for the years ended December 31, 2001, 2002 and 2003 would have been as follows (in millions of Korean won except per share data):


                                                    2001                       2002                        2003
                                              --------------------       --------------------        -------------------

       Net income (loss):
          As reported                            ((won)99,148)              ((won)72,991)                 (won)2,524
          Pro forma                                   (99,529)                   (73,449)                      1,394

       Income (loss) per share:
          As reported                               ((won)654)                 ((won)470)                    (won)16
          Pro forma                                      (657)                      (473)                          9

     The assumptions and variables used by the Company in measuring the fair value of stock options granted in the respective years are as follows:

                                                      2001                   2002                      2003
                                               ----------------------  --------------------   --------------------------
       Risk free interest rate                           6.70%                 5.80%               4.32% ~  4.75%
       Expected life                                   4 years               4 years                      4 years
       Volatility factor                                72.21%                92.14%              81.95% ~ 91.17%
       Dividend yield                                    17.5%                 11.6%                           -%
       Expected expiration rate of rights                   -%                    -%                           -%

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