Form 20-F
period 2004-12-31
MIRAE CORP
filed 2005-06-30
CIK 1099196

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from [            ] to [            ]

Commission file number 0-30376

MIRAE CORPORATION

(Exact name of Registrant as specified in its charter)

Republic of Korea

(Jurisdiction of incorporation or organization)

#9-2, Cha Am-Dong,

Chun An, Chung Chong Nam-Do 330-200

Republic of Korea

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, Common Stock par value Won 100 per share	The NASDAQ National Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Stock	179,186,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.    Item 17  ☐    Item 18  ☒

-i-

CERTAIN DEFINED TERMS AND CONVENTIONS USED IN THIS REPORT

Definitions

Unless the context otherwise requires, references in this annual report to:

•	“Mirae”, the “Company”, “we”, “our” and “us” are to Mirae Corporation and its consolidated subsidiaries.

•	“Korea” is to The Republic of Korea.

•	“Government” is to the government of the Republic of Korea.

•	“Won” or “(Won)” is to the currency of Korea.

•	“US$” or “U.S. dollar” is to the currency of the United States of America.

•	“ADS” is to Mirae’s American Depositary Shares.

•	“ADR” is to Mirae’s American Depositary Receipts.

•	“Depositary” is to The Bank of New York, the depositary of the ADRs.

Glossary of Technical Terms

Unless otherwise indicated in the context, references to the following technical terms shall have the meanings set forth below:

•	“BGA” – Ball grid array, a type of semiconductor package containing ball-shaped terminal leads.

•	“Bit” – The smallest units of information recognized by a digital computer, a bit is a digit (1 or 0) used to represent one of two states in the binary number system. The term “bit” is a contraction of “binary digit”.

•	“Chip” – (1) Semiconductor manufacturing: a piece of silicon on which a large amount of circuitry is implanted (also known as a die); (2) PCB Assembly: a simple electronic device, not including IC.

•	“CRT” – Cathode ray tube.

•	“CSP” – Chip scale package, a type of semiconductor package.

•	“DDR” – Dual data rate memory, a type of memory device.

•	“Device” – Semiconductors, semiconductor packages, ICs and other electronic components including registers, capacitors and conductors.

•	“Die” – A piece of semiconductor wafer containing the circuitry of a single chip.

•	“DIMM” – Dual in-line memory module, a type of memory module which has memory devices placed on both sides of a PCB.

•	“DRAMs” – Dynamic random access memory chips, the most popular type of semiconductor memory chip. “Dynamic” means that the device’s memory cells need to be periodically recharged. Information, stored in the memory cells in the form of bits as a positive or negative charge, is accessed randomly.

•	“EMS” – Electronics manufacturing service.

•	“Flash memory” – A computer chip with a read only memory that retains its data when the power is turned off and that can be electronically erased and reprogrammed without being removed from the circuit board.

1

•	“GFM” – Glass Forming Machine.

•	“IC” – Integrated circuit, an electronic circuit in which many active or passive elements are fabricated and connected on a continuous substrate.

•	“Index time” – Average time needed by a test handler to change testing trays.

•	“Information Technology” – sometimes referred to as IT is a term that encompasses all forms of technology used to create, store, exchange, and use information in its various forms (business data, voice conversations, still images, motion pictures, multimedia presentations, and other forms, including those not yet conceived). The term includes both telephony and computer technology.

•	“LCD” – Liquid crystal display.

•	“Lead frame” – The skeleton of the semiconductor chip to which the die is bonded; after packaging the only visible parts are the protruding metal pins.

•	“Lead frame magazines” – Aluminum carriers used to transport lead frames in their fragile state, before the dies are bonded onto them.

•	“Mechatronics” – An engineering field combining principles of mechanical engineering and electrical engineering.

•	“Memory chip” – A semiconductor device that stores data in electronic form.

•	“OEM” – Original equipment manufacturer.

•	“PCB” – Printed circuit boards.

•	“PKI” – Public key infrastructure, a system of public key encryption using digital certificates from certificate authorities and other registration authorities that verify and authenticate the validity of each party involved in an electronic transaction.

•	“QFP” – Quad flat package, ceramic or plastic chip carrier with leads projecting down and away from all four sides of a square package.

•	“RAMbus” – RAMbus technology is a superscalar silicon technology that narrows the data bus width without any decline in transmission speed by using the PC buffer as a cache memory, thereby resulting in a brighter bandwidth and transmission rate. The main advantage of RAMbus DRAM is a performance speed of 800 MHz vs. 100-133 MHz for current PC 100/133 Synchronous DRAMs. Accordingly, it is an effective solution to the problem of bridging the growing speed disparity between CPU and the main memory.

•	“RIMM” – RAMbus in-line memory module, a type of memory module which is used for RAMbus DRAMs.

•	“Semiconductor” – A material, like silicon, whose properties lie in between those of a conductor and an insulator. Through doping (introducing impurities), it can be made slightly conductive or slightly insulative. (Also see “chip”.)

•	“SIMM” – Single in line memory module, a type of memory module, which is used in edge connector type sockets.

•	“SMD placement system” – Surface mount device placement system for PCB assembly equipment. SMD placement systems are robotic machines used for high-speed and accurate placement of various electronic devices onto PCBs. This term is used interchangeably with “SMT placement system,” or surface mount technology placement system.

•	“Test handlers” – Specialized robotic machinery that form part of the back end equipment of the IC packaging and testing line. After the micro-chips are packaged in their black protective container, test handlers convey the devices to testing equipment, feed the devices in and out of the testers and finally sort the devices according to grading information received from the tester. Generally, two test handlers work with one tester.

•	“TFT” – Thin film transistor.

•	“TFT-LCD” – Liquid crystal display creates images by changing molecular arrays of liquid crystals, in which light and darkness are generated and then an image is formed when electricity is supplied. Liquid crystals of LCD are inserted between two thin glasses, and are characterized as material, which lies in the middle of a gas and solid. TFT-LCD falls in the category of active matrix LCD, rather than passive, which means each picture cell can be independently controlled for on and off switching activities, as a transistor (switching element) is attached directly onto each picture cell. This allows fast response and high resolution.

•	“Throughput” – Product output quantity per unit of time.

•	“TSOP” – Thin small outline package, a type of semiconductor package which is widely used in a PCB.

•	“UPH” – Units per hour, a measure of throughput.

•	“Wafer” – Commonly, a slice of a semicrystal crystalline ingot whose active surface has been processed into arrays of ICs.

Currencies

We publish our financial statements in Won. Unless otherwise indicated, all translations from Won to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). Unless otherwise stated, the translations of Won into US dollars were made at the Noon Buying Rate in effect on December 31, 2004, which was Won 1,035 to US $1.00. We do not represent that Won or U.S. dollar amounts could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all. On June 29, 2005, the Noon Buying Rate was Won 1,030 to US $1.00.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements, “ as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict”, “considering”, “depends”, “may”, “could”, “should” or “could” and similar expressions are also intended to identify forward-looking statements.

These forward-looking statements address, among others, such issues as:

•	future prices of and demand for our products,

•	future earnings and cash flow,

•	future plans and capital expenditures,

•	expansion and other development trends of the semiconductor industry,

•	expansion and other development trends of the SMD placement system industry,

•	expansion and growth of our business and operations, and

•	our prospective operational and financial information.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including the risks set forth in Item 3 “Key Information—Risk Factors” and the following:

•	fluctuations in prices of our products,

•	potential acquisitions and other business opportunities,

•	general economic, market and business conditions, and

•	other risks and factors beyond our control.

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation with limited liability organized under the laws of Korea. All of our directors and officers and certain other persons named in this annual report reside in Korea, and all or a significant portion of the assets of the directors and officers and certain other persons named in this annual report and substantially all of our assets are located in Korea. As a result, it may not be possible for you to effect service of process within the United States upon such persons or to enforce against them or against us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

Not applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3. Key Information

A. Selected Financial Data

Our selected consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, as of and for the years ended December 31, 2002, 2003 and 2004, together with the notes thereto, which appear elsewhere in this annual report.

Our consolidated financial statements are prepared in accordance with Korean generally accepted accounting principles (“Korean GAAP”), which differ in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”). See notes 29 and 30 of notes to our consolidated financial statements.

	For the Year Ended December 31,
Consolidated Statements of Operations Data	2000	2001	2002	2003	2004	2004
	Won	Won	Won	Won	Won	US$(1)
	(Won in millions and US$ in thousands, except per share data)
Korean GAAP(2):
Sales	146,099	68,977	64,430	95,053	66,881	64,613
Cost of sales	111,377	63,590	56,863	72,703	51,645	49,894

Gross profit	34,722	5,387	7,567	22,350	15,236	14,719
Selling, general and administrative expenses	27,233	45,321	37,651	27,973	22,657	21,889

Operating income (loss)	7,499	(39,934)	(30,084)	(5,623)	(7,421)	(7,170)

Other income	12,809	11,020	13,285	36,810	5,224	5,047
Other expenses	20,173	54,945	56,091	30,271	29,722	28,714

Income (loss) before income taxes and minority interest	135	(83,859)	(72,890)	916	(31,919)	(30,837)
Income tax expense (benefit)	(3,602)	14,234	277	18	—	—

Income (loss) before minority interest	3,737	(98,093)	(73,167)	898	(31,919)	(30,837)

Minority interest in net loss (gain) of consolidated Subsidiaries	533	(1,055)	176	1,626	265	256

Net income (loss)	4,270	(99,148)	(72,991)	2,524	(31,654)	(30,581)

Net income (loss) per share (3)	28	(654)	(470)	16	(178)	(0.172)

Cash dividends per share	20	15	—	—	—	—

U.S. GAAP(4):
Sales	143,643	69,827	69,715	96,039	83,697	80,859
Gross profit (loss)	43,545	(8,193)	(7,071)	13,867	22,975	22,196
Operating loss	(11,903)	(62,687)	(50,195)	(21,518)	(18,643)	(18,011)

Net income (loss)	9,290	(84,811)	(62,607)	(24,278)	(35,044)	(33,856)

Net income (loss) per share(3)	64	(589)	(426)	(161)	(197)	(190)

	As of December 31,
Consolidated Balance Sheet Data	2000	2001	2002	2003	2004	2004
	Won	Won	Won	Won	Won	US$(1)
	(Won in millions and US$ in thousands)
Korean GAAP(2):
Cash and cash equivalents and short-term financial instruments	35,338	57,724	39,784	36,197	48,647	46,998
Working capital(5)	148,087	89,333	83,491	78,545	35,148	33,957
Total assets	379,172	351,122	240,512	231,717	218,102	210,716
Current liabilities	38,136	95,594	51,061	36,349	72,782	70,314
Long-term liabilities	11,819	5,076	14,565	18,776	18,720	18,086
Total shareholders’ equity	329,217	250,452	174,886	176,592	126,600	122,306

U.S. GAAP(4):
Total assets	356,154	338,607	236,177	223,876	232,031	224,163
Total liabilities	68,053	129,088	87,926	74,967	115,311	111,401
Total shareholders’ equity	288,101	209,519	148,251	148,909	116,720	112,762

(1)	The translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of Korea and has been made at the rate of Won 1,035.10 to US $1.00, the Noon Buying Rate on the last business day of the year ended December 31, 2004.
(2)	The Korean GAAP balance sheet of the Company has been prepared in accordance with Statement of Korea Accounting Standards (“SKAS”) No. 2 through No. 10, No. 12 and No. 13, of which we adopted SKAS No. 10, No. 12 and No. 13 in 2004. SKAS No. 10 (“Inventories”) requires loss from valuation of inventories, which were recorded as other expenses through 2003, to be classified as cost of sales. As a result, the consolidated operating loss of the Company and its subsidiaries for the year ended December 31, 2004 increased by (Won)1,946 million, the amount of loss from valuation of inventories for such year, while the consolidated financial position as of December 31, 2004 and the consolidated net loss for the year then ended remained unchanged as a result of such accounting treatment.
(3)	Net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding for the relevant period. In addition, net income (loss) per share was recalculated taking into the effect of (i) the additional issuance of 24,927,500 shares which were issued for less than fair value, with the difference in the amount of the issuance price and the fair value deemed to constitute an additional share issuance without consideration, such amount deemed to be an issuance without consideration at approximately 5.12% of the total amount of such additional issuance, (ii) the repurchase of treasury stocks, and (iii) 20% stock dividends in 2003. However, diluted income (loss) per share is not presented as our potential common shares including stock options and convertible bonds have anti-dilutive effect. See note 21 of the notes to consolidated financial statements.
(4)	See notes 29 and 30 of the notes to our consolidated financial statements for reconciliation of the Korean GAAP figures to U.S. GAAP.
(5)	Working capital means current assets minus current liabilities.

Exchange Rates

The following table sets forth, for the periods indicated, the Noon Buying Rate expressed in Won per US$1.00.

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(Won per US $1.00)
2000	1,267	1,140	1,267	1,106
2001	1,314	1,293	1,369	1,234
2002	1,186	1,242	1,332	1,160
2003	1,192	1,192	1,258	1,146
2004	1,035	1,145	1,195	1,035

Past Six Months	High	Low
	(Won per US$1.00)
December 2004	1,067	1,035
January 2005	1,058	1,024
February 2005	1,044	1,001
March 2005	1,024	998
April 2005	1,019	997
May 2005	1,007	997
Through June 29, 2005	1,030	1,003

(1)	The average of the Noon Buying Rate on the last business day of each month (or a portion thereof) during the period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Mirae Corporation

Our business could be adversely affected by the cyclical nature of the semiconductor industry.

We sell substantially all of our products to companies which operate in the semiconductor industry. The semiconductor industry has been and continues to be characterized by sudden, extreme, cyclical variations in product supply and demand. Since late 2000, the semiconductor industry has been in a cyclical downturn characterized by reduced demand for products, lower average selling prices, reduced investment in semiconductor capital equipment and other factors all of which have resulted in lower sales and earnings for our business. The timing, length and severity of these cycles are difficult to predict. In some cases, these cycles have lasted for more than a year. The latest downturn has lasted longer than past cycles and, although conditions in the industry improved in the fourth quarter of 2003, the market still remains volatile and hard to predict. Semiconductor manufacturers in the past have contributed to the severity of these cycles by not properly gauging market conditions and have in the past made untimely capital expenditures, over-investing or under-investing. Such downturns may have a material adverse effect on our business, financial condition and results of operations to the extent that we are unable to respond effectively to these industry cycles.

Downturns in the semiconductor industry often occur in connection with, or anticipation of, maturing product cycles and declines in general economic conditions. Industry downturns have been characterized by reduced demand for semiconductor devices and equipment, production over-capacity and a decline in average selling prices. During a period of declining demand, we must be able to quickly and effectively reduce expenses and motivate and retain key employees. Our ability to reduce expenses in response to any downturn in the semiconductor industry is limited by our need for continued investment in engineering and research and development and extensive ongoing customer service and support requirements. In addition, the long lead time for production and delivery of some of our products creates a risk that we may incur expenditures or purchase inventories for products, which we cannot sell. During periods of extended downturn, a portion of our inventory may be written down or eventually completely written off if it is not sold. No assurance can be given that any future downturns in the semiconductor industry will not be as or more severe than in the past, or that our results of operations or financial condition will not be materially and adversely affected by such downturns or other developments in these industries.

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

In addition, the semiconductor industry has been highly cyclical from quarter to quarter and as a result our operating results can fluctuate from quarter to quarter, which could negatively impact our business and our stock price. For a detailed summary of historical semiconductor industry performance, see Item 4 “Information on the Company—Industry Background—The Semiconductor Market”.

Our customer concentration may adversely affect our profitability

The semiconductor manufacturing industry is highly concentrated, with a relatively small number of large semiconductor manufacturers worldwide accounting for a substantial portion of the purchases of semiconductor test handling equipment. We are heavily dependent on several major customers, including Hynix Semiconductor Inc. (formerly Hyundai Electronics Industries Co., Ltd.) and Samsung Electronics Co., Ltd., both Korean companies, SanDisk Corporation and Infineon Technologies AG. In the SMD placement systems industry, mechatronics companies including E-Pro Co., Ltd., UCS Corporation, and WeTech Co., Ltd. are our major customers. SanDisk Corporation is the world’s largest supplier of flash memory data storage card products and Infineon is a leading innovator in the international semiconductor industry.

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

Our products may become obsolete as a result of rapid technological change in the semiconductor and semiconductor related industries.

The semiconductor and the semiconductor related industries and the semiconductor equipment manufacturing industry are subject to rapid technological change and new product introductions and enhancements. Our ability to remain competitive will depend in part upon our ability to develop new products and to introduce these products at competitive prices and on a timely and cost effective basis. Our success in developing new and enhanced products depends upon a variety of factors, including:

•	timely and efficient completion of product design;

•	timely and efficient implementation of manufacturing and assembly processes;

•	enhancement of product performance; and

•	effective sales and marketing.

Since new product development commitments must be made well in advance of actual sales being realized, we must anticipate both future demand and the technology that will be available to supply that demand. Furthermore, introductions of new and complex products typically involve a period in which we identify design, engineering and reliability issues. While we believe that we the research and development capability and have the technological resources and ability to identify these issues, manage technological advances in the industry and, in many instances, improve upon that technology, future improvements in semiconductor design and in manufacturing technology may make our products obsolete.

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

Our ability to compete successfully against our competitors will depend on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by our competitors. Future business combinations and alliances in the industry may create significant new competitors and could harm our business and results of operations.

Some of our major competitors have the following advantages:

•	greater name recognition;

•	more diversified product lines;

•	larger customer base; and

•	significantly greater financial, technical and marketing resources.

•	As a result, as compared with us, they may be able to:

•	better withstand downturns in our key markets;

•	adapt more quickly to new or emerging technologies or changes in customer requirements; and

•	market, sell and support their products more effectively.

Our inability to compete effectively in such markets and increase sales and market share in such markets will likely have a material adverse effect on our financial condition and results of operations.

Our new products and new business lines may not be successful.

Our strategies entail expanding the range of our products, as well as widening our customer base in the Asia Pacific region, the United States and Europe. Our ability to implement these strategies will depend upon our use of our core competencies to develop new products and market them successfully both in and outside of Korea. We have expanded our core product offerings to include equipment that are specifically designed to handle flash card products, SMD placement systems and Information Technology related products and services. We will continue to seek to develop new products and new business lines. However, no assurance can be given that any of these new products or new business lines will be accepted by the marketplace and be profitable or that we will be able to find suitable markets with sufficient demand for our products. Our inability to develop new products or enter into new business lines or the failure of one or more of these products or business lines could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to manage our growth into new products, new product lines and new markets.

Our diversification and expansion strategy may place strains on our administrative, operational and financial resources and affect our competitiveness. Such expansion will increase responsibilities placed upon management personnel and will require development or enhancement of operational, managerial and financial systems and controls. If we are unable to effectively manage the expansion of our mechatronics product lines, our business, financial condition and results of operations will likely be adversely affected. Our diversification and expansion strategy may also require that we hire additional administrative, sales and marketing personnel, which would increase overall expenses and make it more difficult to maintain our simplified decision making process.

We have had in the past and may in the future have significant amounts of uncollected and uncollectable trade accounts receivable.

In order to penetrate new markets and build market share quickly, in particular for our SMD placement systems, beginning in 1999, we offered longer payment periods to our customers. To increase our market share in the SMD placement systems market, we also provided credit to customers whose credit was not as strong as our semiconductor test handler customers. As a result of such marketing efforts and due to the weakness in the markets in which we operate, we have experienced significant uncollected and uncollectable trade accounts receivable. The percentage of trade accounts receivable which remain uncollected for more than 6 months to total accounts receivable has been high and has been increasing in recent years. See Item 4 “Information on the Company—Business Overview—SMD Placement Systems—Sales and Marketing.” No assurance can be given that we will not have to extend credit terms in the future in order to be competitive or as a result of deteriorating economic conditions which may further negatively impact our ability to collect on our accounts receivable and may result in us having to take higher provisions in the future for allowance for doubtful accounts which will negatively impact our financial condition, results of operations and business.

We may hold excess raw material and product inventories.

We had inventories of Won 27,848 million as of December 31, 2004. This was a increase of 188.1%, or Won 18,184 million, from Won 9,664 million as of December 31, 2003 resulting from our adoption of a new inventory management system in 2004. Generally, we make advance purchases of raw material inventories for the production of SMD placement systems and advance manufacturing of SMD placement systems in order to reduce the time required for delivery to meet our projected customer demand on a timely basis. We may misjudge the size of raw material and product inventories needed, and thereby hold excess and unusable inventories, which are expensed as inventory valuation losses. We reported Won 1,946 million of loss from loss in valuation of inventories in 2004, which was a 84.3% decrease from Won 12,428 million in 2003. Our financial condition and results of operations would be adversely affected if we are unable to maintain adequate inventory level or if there are significant increases in the costs of raw materials or problems with the quality of these raw materials.

Market prices for our products may decline in the future.

We anticipate that market prices for our main products may decline in the future due to continuing competitive factors. We expect that significant competition among local and international companies, including from new entrants, may continue to drive equipment prices lower. We had in the past decreased the price on our models by an average of approximately 5-10% in response to increased competition. We expect that there may be increases in promotional spending by companies competing in our industry, which we believe will also likely contribute to increasing movement of customers between competitors. Such increased competition and the resulting decline of market prices for our products would have a material adverse effect on our business, financial condition and results of operations.

Our operating results may fluctuate due to the seasonality of our sales of semiconductor test handlers and SMD placement systems.

Our business has been seasonal and our sales have typically been higher in the second half of the year as a result of our semiconductor manufacturing customers making more of their capital expenditures decisions during such period. In addition, our operating results may fluctuate considerably from quarter to quarter. Changes in the nature or level of customer orders or a particularly large customer order or customer cancellation in any particular quarter could cause significant variations in our revenues. For instance, for our handlers, our major customers typically provide to us the specifications needed for their orders. Our success may be dependent upon our ability to mobilize our various divisions to manufacture products to meet our customers’ customization and volume demands in a timely and cost efficient manner and, if we are unable to do so, our results will be adversely affected.

Normally, we deliver our handlers between 1 1/2 and 3 1/2 months after we receive an order. During these lead times, customers may modify or cancel their orders due to their own changing technology or for various other reasons, including economic and other factors. The volume and timing of orders placed by our customers vary due to fluctuations in product demand, the development of new semiconductor devices and other microeconomic and macroeconomic factors. Likewise, customers may misinterpret the marketplace direction and incorrectly indicate to us the future customization or volume demand for a particular product. Although our entry into the SMD placement system industry has reduced our dependence on our semiconductor test handler sales, changes in the volume of customer orders could have a material effect on our profitability, in part because of the fixed costs associated with our handler product line and because the volume of customer orders affects the utilization rate of our equipment, labor and other overhead costs.

Our sales and results may be adversely impacted by worldwide economic downturns.

Our sales and operating results are increasingly linked to worldwide economic trends, including economic downturns in the United States, the European Union, Japan and Asia. The economic downturn in Asia in 1998 had a negative effect on the worldwide semiconductor market and made semiconductor and end-user market requirements more difficult to predict. The deterioration of the economic conditions in 2001 and 2002 in the United States and in most economically developed countries has been negatively impacting the semiconductor market since 2001. According to industry data provided by Worldwide Semiconductor Trade Statistics (WSTS) Inc., following a growth of 36.8% in 2000, the semiconductor market declined by 32% in 2001 and increased by a mere 1.3% in 2002, although the market grew by 18.3% and 32.3% in 2003 and 2004, respectively. Economic downturn and uncertainties worldwide may have a material adverse effect on our customers’ business, which will likely reduce demand for our products. See “—Risks Relating to Korea—Our businesses may be adversely affected by developments affecting the Korean economy.”

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

It is possible that no additional patents will be issued to us or any of our affiliates. In addition, our issued patents and trademarks may not prevent other companies from competing with us. Furthermore, although we maintain confidentiality agreements with many of our employees to limit disclosure or use of any information obtained as a result of an employee’s position with us, these employees may leave us or may be terminated by us at any time, and no assurance can be given that an employee will not misappropriate our proprietary information or that the Korean courts will enforce our rights under the confidentiality agreements. We cannot guarantee that any of the foregoing measures will discourage others from misappropriating our technology or independently developing similar technology. We recently applied for preliminary injunction against a Korean company for patent infringement in respect of test handlers, and the Korean Court has ordered that Korean company to cease manufacturing, selling, using, exhibiting and/or transferring of test handlers. See Item 8 “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

We also rely on, through contracts, purchases and other means, the intellectual property rights of others in our business. The inability to obtain commercially reasonable terms on such intellectual property or the threat by a third party of intellectual property right infringement may have a material adverse effect on our business and results of operations. Intellectual property rights in Korea may not be as extensive as those in the United States or elsewhere. Additionally, a Korean court may apply a less strict enforcement standard and/or award a smaller amount of damages than a U.S. court. The laws of other countries may not protect our intellectual property as vigorously as in the United States or Korea. An adverse outcome in any dispute could subject us to significant liabilities, require us to cease manufacture, sales and shipments of products or our use of processes requiring the relevant technologies or alter the design of our products or make it necessary for us to obtain licenses from third parties. Litigation could also adversely affect our sales of the challenged product and divert the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. For example, we have an ongoing dispute with Techwing Inc., a Korean company, involving Techwing Inc.’s alleged infringement of our patent rights with respect to memory test handlers. See Item 8 “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” We do not believe that we have infringed on the intellectual property rights of any third party.

We are controlled by a major shareholder.

Moon Soul Chung, our founder and former President, Chief Executive Officer and Chairman of the Board of Directors, together with his family members, beneficially owns approximately 13.86% of our outstanding common stock, on a fully diluted basis as of December 31, 2004. See Item 6 “Directors, Senior Management and Employees—Share Ownership.” Accordingly, Mr. Chung may be able to influence the composition and decisions of our Board of Directors and shareholder votes relating to certain types of decisions and transactions, including those involving an actual or potential change of control.

We rely on key personnel.

As is common in the semiconductor and related industries, success depends to a significant extent upon our key senior executives and research and development, engineering, marketing, sales, manufacturing, support and other personnel. Our success also depends upon our ability to continue to attract, retain and motivate qualified personnel. The competition for such employees is intense, and the loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on us. Although we have “key man” life insurance for all executive officers, the loss of the services of key personnel or the inability to attract additional qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in negative tax consequences to you.

Since we presently hold a significant amount of short-term investments and other passive assets, including cash, and as we anticipate that we will continue to hold a significant amount of passive assets, there is a risk that we will be a passive foreign investment company (a “PFIC”) for United States federal income tax purposes. If we are a PFIC for the current or any future taxable year, a U.S. Holder (as defined in Item 10 “Additional Information—Taxation—United States Federal Income Tax Considerations—PFIC Considerations”) of our common shares or ADSs may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale, exchange or other disposition of our common shares or ADSs and (ii) any “excess distribution” paid on our common shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution. Further, a U.S. Holder would not be eligible for the 15% reduced tax rate on dividends paid on our common shares or ADSs in a year that we were a PFIC or in the subsequent year. Certain aspects of this adverse tax treatment, however, may be avoided by a U.S. Holder who makes a “mark-to-market” election. See Item 10 “Additional Information—Taxation—United States Federal Income Tax Considerations—PFIC Considerations” for a more detailed discussion of the United States federal income tax consequences if we were a PFIC and the tax consequences of the mark-to-market election. Each investor is urged to consult its tax advisor regarding the application and the effect of the PFIC rules in connection with the acquisition, ownership and disposition of our common shares or ADSs.

Becoming an investment company would preclude us from making subsequent offerings.

While we believe we are not an investment company, as defined in the U.S. Investment Company Act of 1940, as amended, and we do not intend to become an investment company, to the extent we acquire additional investment securities as the result of which the value of our total investment securities exceeds 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, we could become an investment company. If we became an investment company, we would be precluded from raising additional capital in the United States.

Risks Relating to Korea

Our businesses may be adversely affected by developments affecting the Korean economy.

We are dependent to a large extent on sales of our products to Korean companies. As a result, our future performance will depend in large part on Korea’s economic growth and stability. Adverse developments in Korea’s economy or in political or social conditions in Korea may have an adverse effect on our results of operations, which could have an adverse effect on our business.

In 1997 and 1998, Korea experienced a significant increase in the number and size of companies filing for corporate reorganization and protection from their creditors. As a result of these corporate failures, high levels of short-term foreign currency borrowings from foreign financial institutions and the non-market oriented factors in making lending decisions, Korea’s financial institutions experienced a sharp increase in non-performing loans and a deterioration in their capital adequacy ratios. These developments led to a substantial increase in the number of unemployed workers, reducing the purchasing power of consumers in Korea. These developments also led international credit rating agencies to downgrade the credit ratings of Korea and various companies and financial institutions in Korea to below investment grade, although Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”) raised the credit rating of Korea back to investment grade levels in early 1999. The current long-term foreign currency rating of Korea by S&P is A- and the current foreign currency rating on bond obligations of Korea by Moody’s is A3. Prompted by heightened security concerns stemming from nuclear weapons program of Democratic People’s Republic of Korea, or North Korea, Moody’s changed the outlook on the long-term ratings of Korea from positive to negative in February 2003 before changing it to stable in June 2004 as a series of six party talks involving Korea, the United States, North Korea, China, Japan and Russia suggested that tensions may lessen with regard to the nuclear weapons program of North Korea.

Although the Korean economy began to experience a recovery in 1999, the pace of the recovery has since slowed and has been volatile. The economic indicators in 2002, 2003 and 2004 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to terrorist attacks in the United States that took place on September 11, 2001, recent developments in the Middle East, including the war in Iraq, higher oil prices and the general weakness of the global economy have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the Korean economy. Any future deterioration of the Korean economy would adversely affect our financial condition and results of operations.

The Korean economy in 2004 has been volatile and growth has been limited, in part as a result of decrease in the domestic demand and deterioration in consumer sentiment due to the record-high credit card and household debt, which constrains any increases in consumption.

Developments that could hurt Korea’s economy in the future include:

•	financial problems relating to Korean conglomerates, or chaebols, or their suppliers, and their potential adverse impact on Korea’s financial sector, including as a result of recent investigations relating to unlawful political contributions by chaebols;

•	failure of restructuring of large troubled companies, including LG Card and other troubled credit card companies and financial institutions;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including depreciation of the U.S. dollar or Yen), interest rates and stock markets;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	adverse developments in the economies of countries such as the United States, China and Japan to which Korea exports, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest or declining consumer confidence or spending resulting from lay-offs, increasing unemployment and lower levels of income;

•	another widespread outbreak of severe acute respiratory syndrome, or SARS, or any similar contagion, in Asia and other parts of the world;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, lead to an increased government budget deficit;

•	political uncertainty or increasing strife among or within political parties in Korea; and

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy.

Any developments that could adversely affect Korea’s economic recovery will likely also decrease demand for our products and adversely affect our financial condition and results of operations.

Depreciation of the value of the Won against the U.S. dollar and other major foreign currencies may have a material adverse effect on our results of operations and on the prices of our common stock and the ADSs.

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect our results of operations because, among other things, it causes:

•	an increase in the amount of Won required by us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 64.8% of our total consolidated long-term debt, including current portion, as of December 31, 2004; and

•	an increase in Won terms, of the costs of equipment that we purchase from overseas sources which we pay for in U.S. dollars or other foreign currencies.

Fluctuations in the exchange rate between the Won and the U.S. dollar will affect the U.S. dollar equivalent of the Won price of the shares of our common stock on the KRX Stock Market. These fluctuations also will affect the amounts a registered holder or beneficial owner of ADSs will receive from the ADR depositary in respect of:

•	dividends, which will be paid in Won to the ADR depositary and converted by the ADR depositary into U.S. dollars;

•	the U.S. dollar value of the proceeds that a holder will receive upon sale in Korea of the shares; and

•	the secondary market price of the ADSs.

Increased tensions with North Korea could have an adverse effect on us and the prices of our common stock and the ADSs.

Relations between Korea and North Korea have been tense over most of Korea’s history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increasing hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February 2004, six party talks resumed in Beijing, China. Since the last six party talks in June 2004, however, the talks involving the six countries aimed at dismantling the North Korea’s nuclear programs have been stalled. In February 2005, North Korea claimed that it had nuclear weapons and were pulling out of the six party talks. Any further increase in tensions, resulting for example from a break-down in contacts, test of long-range nuclear missiles coupled with continuing nuclear programs by North Korea or an outbreak in military hostilities, could hurt our business, results of operations and financial condition and could lead to a decline in the market value of our common stock and the ADSs.

Korea’s new legislation allowing class action suits related to securities transactions may expose us to additional litigation risk.

A new law enacted on January 12, 2004 allows class action suits to be brought by shareholders of companies (including us) listed on the KRX Stock Market for losses incurred in connection with purchases and sales of securities and other securities transactions arising from (i) false or inaccurate statements provided in the registration statements, prospectuses, business reports and audit reports; (ii) insider trading and (iii) market manipulation. This law became effective starting from January 1, 2005 with respect to companies whose total assets are equal to or greater than Won 2.0 trillion as of the end of the fiscal year immediately preceding January 1, 2005. However, in the event that certain elements of a financial statement for the fiscal year ended before January 1, 2005 were not in compliance with the then effective accounting standards, this law does not apply, if such non-compliance is cured or addressed in the financial statements for the fiscal year ending on December 31, 2006, and such corrected information is submitted to the Financial Supervisory Commission or the Korea Exchange Inc., or the KRX, or made publicly available. This law permits 50 or more shareholders who collectively hold 0.01% of the shares of a company to bring a class action suit against, among others, the issuer and its directors and officers. It is uncertain how the courts will apply this law. Litigation can be time-consuming and expensive to resolve, and can divert management time and attention from the operation of a business. We are not aware of any basis under which such suit may be brought against us, nor are any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the ADSs

Liquidity of our ADSs may be limited.

Our ADSs were first quoted for trading on The Nasdaq National Market on November 17, 1999 under the symbol “MRAE” and we issued new ADSs on February 17, 2000. An active market for our ADSs has not yet developed and trading volumes of our ADSs in The Nasdaq National Market remain low. There can be no assurance that an active market will develop or, if such a market does develop, that it will continue.

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

The Korean Commercial Code and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares in proportion to their existing ownership percentage whenever new shares are issued. If we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, the ADR depositary, after consultation with us, may make the rights available to an ADS holder or use reasonable efforts to dispose of the rights on behalf of the ADS holder and make the net proceeds available to the ADS holder. The ADR depositary, however, is not required to make available to an ADS holder any rights to purchase any additional shares unless it deems that doing so is lawful and feasible and:

•	a registration statement filed by us under the U.S. Securities Act of 1933, as amended, is in effect with respect to those shares; or

•	the offering and sale of those shares is exempt from, or is not subject to, the registration requirements of the U.S. Securities Act.

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

Mirae was founded as a sole proprietorship in 1983 and incorporated as a corporation with limited liability under the laws of Korea in December 1990. Shares of our common stock were listed on the Korea Stock Exchange on November 2, 1996. Our ADSs were first quoted for trading on The Nasdaq National Market on November 17, 1999 under the symbol “MRAE” and we issued new ADSs on February 17, 2000.

Since 1983, we have manufactured and sold lead frame magazines and products related to machine tools, and after 1989, we diversified our product line into semiconductor test handlers primarily for sale to domestic semiconductor manufacturers. Handlers are specialized robotic machines used to move devices during the testing phase of the semiconductor manufacturing process. Since 1991, we have further diversified our handler product line to include various models of memory test handlers, module test handlers, logic test handlers, flash card test handlers and burn-in sorters. With improvement of our handler product line, our research and development capability has become the foundation of what we believe to be our core competencies: precision mechanisms, intelligent control and machine vision. For the years ended December 31, 2002, 2003 and 2004, sales of handlers accounted for 22.4%, 46.5% and 50.1% of our total sales, respectively.

In 1998, we designed and developed advanced surface mount placement systems (SMD placement systems), which are machines that affix electronic devices onto printed circuit boards, and TFT-LCD handlers and testers, which are machines that handle and test a new generation of flat panel displays. In 1999, we began to sell these new product lines in Korea and worldwide. We believe that our semiconductor handler products and SMD placement systems are among the most advanced products in the industry. For the years ended December 31, 2002, 2003 and 2004, SMD placement systems became our major product, accounting for 36.5%, 20.2% and 36.3% of our total sales, respectively.

Corporate Restructuring

When the general economy, in particular, the semiconductor industry and related markets, experienced a significant downturn in 2001 through 2004, we undertook a strategic corporate restructuring process in order to reduce our risks related to such downturn and to focus on our core competencies as well as our mechatronics businesses. We completed the following steps as part of our corporate restructuring process:

•	To reduce the Company’s expenses, we downsized the number of employees by 40.2% (or 220 employees) from 521 employees in 2000 to 301 employees in 2004. As of December 31, 2002, 2003 and 2004, the total number of our employees was 296, 294 and 301, respectively. As of March 31, 2005, the Company had a total of 289 employees.

•	In August 2004, we moved to Chun An City all of our employees who had previously been located elsewhere in Korea, for the purpose of integrating research and development facilities and reducing expenses associated with maintaining multiple offices. In connection with such restructuring efforts, our research and development center, which had been located in Hwasung City, was moved to Chun An City.

•	To focus on our core competencies as well as our mechatronics businesses that would enhance our semiconductor test handler and SMD placement system businesses, we sold our investments in certain Information Technology related businesses that had been experiencing continuous losses. In August 2002, through issuing new shares of SK Communications Corporation (formerly Lycos Korea) to SK Telecom Co., Ltd. for cash, our ownership decreased from 43.25% to 4.54%. In addition, by exercise of our appraisal right as a dissenting shareholder upon SK Communication’s agreement to merge with Cyworld Inc., we sold all of our remaining 6,836,690 shares of SK Communications on June 13, 2003. As a result of such disposal, we recorded gain on disposal of available-for-sale securities of Won 26,940 million in such year.

•	We sold our Kangnam Mirae building, which had been used for our non-mechatronics operations, for Won 60 billion on May 24, 2002. As a result of such disposal, we recorded a gain on disposal of property, plant and equipment in the amount of Won 94 million.

•	To concentrate on our core business, we sold our Bundang building, which had been leased to tenants, for Won 11,550 million on March 11, 2005. As a result of such disposal, we recorded a gain on disposal of property, plant and equipment in the amount of Won 3,773 million.

•	We sold the building housing our research and development center and the underlying real property in Hwasung for Won 24,000 million on March 3, 2005. As a result of such disposal, we recorded a gain on disposal of property, plant and equipment in the amount of Won 3,386 million.

•	On March 24, 2005, we sold 2,726,800 shares of common stock in SoftForum Co., Ltd. (“SoftForum”) to a third party for Won 9,010 million. As a result of such disposal, we recorded a gain on disposal of equity securities valued using the equity method in the amount of Won 9,464 million. As a result of such disposal, our ownership percentage of SoftForum decreased to 7.51% and SoftForum was excluded from consolidation for the year ended December 31, 2004 in accordance with Korean GAAP, as under Korean GAAP, when a parent company is obviously expected to lose control over a consolidated subsidiary within one year from the balance sheet date, the subsidiary is not to be included in the consolidated financial statements for such fiscal year.

Capital Expenditures

Our capital expenditures in 2002 was Won 3,238 million, primarily for purchases of machinery, supplies and other items. Our capital expenditures in 2003 was Won 22,669 million, primarily for the acquisition of the land and building now housing SoftForum in Seoul at a cost of Won 18,401 million and for purchases of machinery, supplies and other items at a cost of Won 4,268 million. Our capital expenditures in 2004 was Won 9,872 million, primarily for purchases of machinery, supplies and other items.

We estimate that in 2005 we will spend amounts which are generally consistent with the amounts spent in 2004 for capital expenditures for a range of projects, including primarily for purchases of machinery, supplies and other items. We may also make additional capital expenditure investments as opportunities arise. In addition, we may increase, reduce or suspend our planned capital expenditure investments for 2005 or change the timing and area of our capital expenditure spending in response to market conditions or for other reasons.

B. Business Overview

We design and manufacture mechatronics machines, including the high-precision robotic parts and software that controls these robotic parts, primarily for sale to the semiconductor manufacturing and PCB assembly industries. Our product lines consist of semiconductor test handlers and their components and SMD placement systems. We have recently begun the operation of the display business unit.

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

Software Design Expertise

In addition to our core competencies, we design software to control a variety of functions in our mechatronics products and have developed expertise in the following three key areas:

•	real-time control software: a software program needed to implement control functions and to respond to signals in a synchronous manner;

•	motion planning software: real-time operating system-based software that plans the movement of each robotic mechanism to complete a given task; and

•	job planning software: a type of PC-based artificial intelligence software for planning the most efficient way for the end user to operate the production equipment.

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

Principal Businesses

Mechatronics Business

Semiconductor Test Handlers

General. Since 1989, we have designed and manufactured approximately 87 test handler models. We currently design, manufacture and sell four categories of test handlers: memory test handlers, memory module test handlers, logic pick-and-place test handlers and burn-in loader/sorters. In developing and manufacturing these machines, we are utilizing faster and more precise pick-and-place technology applied from our development experience of SMD placement systems, which is one of our core competencies.

The following table sets forth information about our major test handler models manufactured by us from 1998 to 2004:

Product	Specifications	Market focus	Year Introduced
Memory test handler
MR5500	32/64 device parallel testing; 7,200 UPH; Tri-temperature control; Vertical docking	Pick-and-place type (TSOP, QFP, BGA, CSP, Memory cards); very short test time; for fine pitch devices: DRAM, Flash memories (SD, MMC)	1998
MR5800	128/64 device parallel testing (Dual test sites); 8,000 UPH; Tri-temperature control, Vertical docking	Pick-and-place type (TSOP, TQFP, BGA, CSP); very short test time; for fine pitch devices	2004

Memory module test handler
MR7500	16/8 device parallel testing; 2,000 UPH; Tri-temperature control; Vertical docking	Pick-and-place type (SIMM, 144 SODIMM, 168 DIMM, 184 RIMM, 184 DDR-DIMM, 200 SODIMM, 232 DIMM); High-end applications	2000
MR7570	64 device parallel (4 Stations/Async.) testing; 4,200 UPH; Ambient; Vertical docking	All kinds of USB Device (Max. 85x22x15mm)	2004

Logic Pick-and-place test handler
MR2700	4/2/1 device parallel testing (8 para: option); 7,500 UPH; Dual –temperature control; Horizontal docking	Pick-and-place type (QFP, TQFP, TSOP, BGA, PGA, CSP)	2003

Burn-in loader/sorter
MR9220	Maximum throughput: 15,000 UPH	TSOP, fBGA, TQFP	2003

Memory Test Handler. We began manufacturing memory test handlers in 1992, and we believe we are currently one of the leading manufacturers of memory test handlers in Korea. We started with a design based upon the vertical gravity technology that was a common standard of the market more than 10 years ago. In 1997, we hired a group of senior engineers, who specialized in SMD placement systems technology, from the LG Group of Korea for our research and development division. As a result of research relating to SMD placement systems, we were able to develop pick-and-place technology, which we believe is more advanced than the existing vertical gravity technology, and have added precision heat controlled chamber technology, which enables testing of semiconductor devices in the testing chamber to occur under a particular range of temperatures selected by the user. In 1998, using this new enhanced technology, we successfully introduced our fastest memory test handler, MR5500, which is mostly suited for the handling of flash memories due to its higher speed pick-and-place performance. MR5500 has been continuously upgraded during the last six years in order to meet customer demands. The same group of engineers later developed the 128 para memory test handler with a fully closed loop heat compensation capability as an option. This model was introduced to customers as MR5700 in 2003. Due to the limited availability of 128 para testers in the market at that time, the application of MR5700 has been limited to DRAMs. We developed and launched a new model MR5800 as an upgraded version of MR5700. More than 40 units of this model been installed at various customer sites and we consider this model to generally meet the requirements of the overseas customers. Due to the decrease of the market size for 128 para in the flash memory market segment, we are planning to release 256 multi-parallel handler in the first half of 2005 to respond to market trends in a more effective and timely manner.

Each of our memory module test handlers applies a Microsoft Windows NT-based graphical user interface. In addition, each of our memory module test handlers utilizes pick-and-place technology and, in the case of the MR7500, offers tri-temperature control ranges. Depending on the design specifications, our memory module test handlers can conduct 16 modules simultaneously and, in addition, can test under various temperature conditions and offer vertical docking of loader trays. The world’s first USB test handler was introduced and installed abroad in 2004. The unique USB handler can produce at maximum 4,800 units per hour and it ensures the USB maker to advance in the world market with higher productivity.

Logic Pick-and-place Test Handler. Although we had developed and manufactured various non-memory test handlers, including logic pick-and-place test handlers since 1989, we did not fully focus on this category as domestic manufacturers are some of the largest manufacturers of DRAM. Since 2001, however, we began focusing our research and development activity on developing the next generation logic pick-and-place test handler because the overseas market for logic pick-and-place handlers is a much bigger market with a larger number of customers than the market for memory test handlers. As a result, we introduced MR2700 in 2003, which has since been installed at various domestic sites. The fully upgraded MR2700 during 2004 was released and we plan to introduce it to the overseas market in 2005.

Burn-in Loader/Sorter. We have been manufacturing burn-in sorters since 1997. Our burn-in sorter, the MR9220, is used in the extensive reliability screening and stress testing procedure of ICs known as “burn-in.” The burn-in process screens for early failures by operating the IC at elevated voltages and temperatures of up to 125 degrees Celsius (257 degrees Fahrenheit) for periods typically ranging from 12 to 48 hours. The MR9220 is a burn-in-board loading and unloading handler. Before loading the devices into the burn-in-board, the MR9220 performs certain basic functional tests. Combining a linear motor system with pick-and-place technology, we believe the MR9220 is one of the fastest sorters available, with a maximum throughput of 15,000 UPH. In responding to various customers’ requirements, our R&D group has put their efforts to developing new type of model, such as MR9300, which performs test during loading (TDL) function.

Sales and Marketing. The following table shows sales volume and sales value of the handlers manufactured and sold by us for each of the periods indicated:

	Year ended December 31,
	2002		2003		2004
Model	Sales		Sales		Sales
	(Sales in millions of Won)
Memory test handlers	(Won)	3,790	(Won)	32,275	(Won)	14,063
Memory module test handlers		1,303		687		5,088
Logic pick-and-place test handlers		605		440		420
Burn-in sorters		3,334		2,631		3,069
Gravity handlers		—		666		643
Handler components		5,401		7,485		10,240

Total	(Won)	14,433	(Won)	44,184	(Won)	33,523

In 2002, 2003 and 2004, the sales of our memory test handlers accounted for 26.3%, 73.1% and 41.9% of total semiconductor equipment revenues, respectively.

Until 1998, we had focused our sales and marketing efforts for handlers in the domestic market, with the vast majority of our sales being made to Samsung Electronics Co., Ltd. and Hynix Semiconductor Inc. However, as a result of the significant slowdown in the semiconductor and related industries in 1998, we have started to diversify customers and to develop and penetrate the global market. In order to mitigate the decline in domestic sales and to reduce our dependence on major Korean semiconductor manufacturers, we redoubled our marketing efforts in the markets outside Korea. Our sales of handlers decreased to 33.5 billion Won in 2004 from 44.1 billion Won in 2003, representing an approximately 24% decrease, compared to 2003. Our domestic sales and export sales represented 47.2% and 52.8%, respectively, of our total sales in 2004. The percentage of total sales revenue for module test handler and burn-in sorter both increased in 2004, as the sale revenue for memory test handler declined during the same period. Currently, we offer a wide range of products throughout memory and logic product categories in the industry.

We market and distribute our handlers in the domestic market through a direct sales force comprised of three employees based at the our headquarters in Chun An City. Outside of Korea, we market and distribute our handlers through our worldwide sales team, which is based at our headquarters in Chun An City and consists of eight sales personnel. In order to enhance our sales and marketing efforts in the global market, we have reinforced our overseas sales agencies that provide local customer support and feedback to us with respect to customer satisfaction and complaints as well as providing us with general market trends. In addition, we market our handlers through distribution arrangements with various international sales and support agents in Taiwan, Singapore, Germany, Italy, Malaysia, Brazil, Philippines, Japan and the United States. We also participate in trade shows, which provides us with a forum for product demonstrations and gives us access to potential new and existing customers. Beginning in November of 2004, we have sold, and provided customer support with respect to, our handler products in China directly through our overseas network of sales and support agents, who sold our handler products to more than 12 customers and 11 customers worldwide in 2003 and 2004, respectively. To support the sales efforts in the China market, we have established an office in Shanghai and Shen Zhen and dispatched a manager to each of those offices from Korea.

Customers. Our principal handler customers are Hynix Semiconductor Inc. and SanDisk Corporation. Hynix Semiconductor Inc. was our largest customer in 2004 accounting for 31.3% of handler sales and SanDisk Corporation was our second largest customer in 2004 accounting for 20.6 % of handler sales. In 2004, our export sales accounted for 52.8% of our total handler sales, comprised of regional export sales for North America, Europe and Asia of 45.6%, 26.5% and 27.9%, respectively. The gain of Asia’s portion resulted from the new production facilities in China by Infineon Technologies AG. In 2004, our major foreign customers, SanDisk and Infineon Technologies AG, accounted for 20.6% and 18.0% of handler sales, respectively. In 2003, these customers accounted for 34.1% and 9.4% of handler sales, respectively.

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

Seasonality. Our sales of test handlers tend to be concentrated in the second half of each year because most overseas customers tend to place orders for such handlers during the third quarter as many of such customers’ fiscal year ends in September of each year and most Korean customers tend to place orders during the fourth quarter as many of such customers’ fiscal year ends in December of each year.

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

Based upon the definitions developed by the Japanese Robotics Association (JARA) PROTEC Market Data Reporting Convention, SMT component placement equipment can be divided into categories in relation to the types of components the equipment is capable of placing onto PCBs and the size of the PCB that can be processed. Chip shooters are used for the placement of small components, such as resistors and capacitors, onto PCBs. Chip shooters are further classified into three categories based on the type of placement head used, turret type and non-turret type, and for non-turret type, the speed at which they can place components, high-speed (more than 24,000 components per hour) and mid-speed (less than 24,000 components per hour). The second category of SMT component placement equipment is multi-functional placement systems. These systems can place a full range of components, including ICs, onto PCBs. Multi-functional component placement systems are further classified based on the list price range of the system (high-end list price, which are generally systems with list prices exceeding US$150,000 and low-end list price, which are generally systems with list prices less than US$150,000).

We have reduced the number of SMT component placement system models to 6 in 2004 from 12 in 2003, in order to concentrate our marketing on those models which we deem to be popular in the marketplace and to improve our quality of service by focusing our after-sale customer service efforts on fewer models.

The following table shows the classification of Mirae’s current SMT component placement systems:

Current Mirae SMT Component Placement System Models

Products	Sub-Class	Performance Specification (ICP-9850 Standard)		Year Introduced
Chip Shooters

MPS-1025	Non-Turret Mid-Speed (Regular Board)	Chips:	14,000 chips/hour	2001
MPS-1010 Alpha	Non-Turret High-Speed (Large and Regular Board)	Chips:	27,500 chips/hour	2002
Mx310	Non-Turret High-Speed (Large and Regular Board)	Chips:	34,000 chips/hour	2003

Multi-Functional

MPS-1025P	Low End (Regular Board)	Chips: ICs:	11,000 chips/hour 1,500 ICs/hour	2001
MPS-1020QP Alpha	High End (Large Board)	Chips: ICs:	12,000 chips/hour 5,500 ICs/hour	2002
Mx240	High End (Large Board)	Chips: ICs:	9,000 chips/hour 5,600 ICs/hour	2003

The table below shows the percentage of SMT component placement systems sold worldwide in 2004 that each major type of system represents and the number of machine models that we offer in each category.

Coverage of Our Models with Respect to Percent of Total Worldwide Sales by Machine Category

Major Category	Machine Type	Percentage of Total Sales of 2004		Number of Mirae Models Offered
Chip Shooters	Turret Type Non-Turret High Speed Non-Turret Mid Speed	— 13.1 41.6	% %	— 2 1
Multi-Functional	High End Low End	13.6 31.7	% %	2 1

Total		100%		6

Source: PROTEC Market Data Convention.

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

We also design and manufacture a full line of accessories to support component feeding on our placement systems. These accessories include “intelligent” tape feeders that can reduce the mis-picking (loss) of parts and enhance placement reliability and automated tray feeders for IC components.

Mx240, which is the most advanced placement system among Mirae SMDs, has been equipped the Closed- Loop Force Control System. It monitors and controls placement pressure of mounted parts to improve placement accuracy and prevent parts damage. It’s the most essential technology for FCOB (Flip Chip On Board) process.

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

SMT placement systems are used by two types of electronics manufacturers, original equipment manufacturers (OEMs) who use the equipment to assemble PCBs for use in their own systems, and electronics manufacturing services (EMSs) who use the equipment to assemble PCBs for customers on a contract basis. During the past few years, there has been a major shift from in-house assembly of PCBs to the use of contract manufacturers to perform PCB assembly. When we entered the market in 1999, EMS-produced PCBs accounted for about 10% of the total electronics market according to data published by PROTEC Market Data Convention. Since then, the growth rate of the revenues of EMSs has been roughly 30% per year, accumulating to approximately a 17% share of the total electronics market in 2002 and is forecasted to grow to a 30% share by 2005 according to the same source. The major factors driving this growth are that EMSs offer lower production costs through a number of advantages, including lower labor costs, superior competency, utilization improvement, economies of scale and business risk mitigation. The placement equipment purchasing criteria used by OEMs and EMSs often differs, with OEMs selecting the lowest cost component technology and equipment capable of assembling their PCB board, whereas EMSs are interested in equipment that has the widest flexibility and minimizes costs. These factors have been responsible for the increase in popularity of non-turret type chip shooters, such as our products, with their reduced floor space and set up time requirements, over turret-type, as well as the rapid growth in multi-functional placement systems, both in the high-end (large EMSs) and low-end (small EMSs and OEMs). Both OEMs and EMSs place a great deal of importance on equipment reliability and local customer service support.

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

There has been a geographical shift in sales of new SMT component placement systems. When we entered the market in 1999, the Americas and Europe accounted for 45.8% of new machine placements in the world. In 2004, these two regions accounted for only 19.4% of new machine placements worldwide. Asia not including Japan accounted for 32.5% and 68.2% of new machine placements in 1999 and 2004, respectively. In 2004, new machine placements in China alone exceeded machine placements in the Americas, Europe and Japan combined. This change has been gradually accelerating since 2002 and indicates the trend of relocation of PCB assembly, especially for low margin consumer products, PCs and cellular phones, to Asia due to lower labor costs. A significant number of these procurements are made by large OEMs and EMSs whose purchasing contracts are made in the Americas and Europe. The demand for new SMT component placement systems has been affected by the general electronics industry such as mobile phone, computer and other electronic products.

Comparison of New SMT Placement System Sales by Region

	Percentage of Total Worldwide Sales
Region	2002	2003	2004
Americas	9.0%	2.90%	8.97%
Europe	10.8%	9.47%	10.4%
Japan	13.8%	14.1%	12.4%
Rest of Asia (excluding China)	26.6%	30.1%	23.4%
China	3.98%	44.1%	44.8%

Total	100%	100%	100%

Source: PROTEC Market Data Convention.

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

In China, we have sales offices located in Shen Zhen and Shanghai. We also use Banner Ever International Group as our sales representative in this region. Furthermore, Momentum Material & Machines, Inc., Inc., Bergen System Pvt, Ltd. and Global Active Technology cover sales in Asia. Our Asian sales agents act as non-stocking distributors. Most of our agency agreements provide that an agent may only sell SMT placement systems manufactured by us.

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

In September 2001, we entered into a distribution agreement with Tyco Electronics Group that grants Tyco distribution rights to our SMT placement systems in Europe and Africa. Tyco Electronics is a major division of Tyco Corporation, a Fortune 500 corporation. Under the terms of the agreement, Tyco sells the equipment under the “Mirae” brand name. During 2002, Tyco sold our systems in most European and African countries. On March 31, 2003, we entered into a new distribution agreement with Tyco Electronics. Under the terms of the new agreement, Tyco Electronics has exclusive rights to sell and service our SMT placement systems in the Americas and in Europe, excluding Belgium, Luxembourg, the Netherlands, Greece, Italy, Israel and Turkey. In addition, Tyco Electronics has agreed to place a minimum of US$1.5 million in SMT equipment purchases by October 1, 2003, including an initial purchase of up to US$500,000 at the contract signing. The equipment is to be sold under a joint Mirae/Tyco Electronics brand. In addition to the sales commitment this year, we expect the partnership to have a much greater effect in increased sales and market share if and when the market recovers, due to Tyco Electronics’ extensive customer base. This agreement provides us with the benefit of Tyco Electronics’ existing sales and service infrastructure without the need for us to make further investments in these areas. We have already signed a distribution agreement with Laryo of Italy and are in the process of selecting distributors in the other European countries in which we have retained the right to market and sell our systems.

On March 31, 2004, we renewed our distribution agreement with Tyco Electronics. This renewal allows Tyco to sell our systems in Belgium, Luxembourg, the Netherlands, Greece, Israel and Turkey. We increased the price of some models in light of the improved performance of such models, as well as the prevailing market condition. In the Americas, we continue to sell and service equipment directly to certain customers selected as in-house accounts.

The table below summarizes our SMT component placement system sales for 2004.

2004 SMT Placement System Sales(1)

(Unit: millions of Won)

			2004 Sales
Major Category	Machine Type	Model	Revenues
Chip Shooters	Non-Turret High Speed Non-Turret Mid Speed	MPS-1010 Alpha Mx310 MPS-1025c		4,686 970 4,392
Multi-Function	High End Low End	MPS-1020QP Alpha Mx240 MPS-1025Pc		2,140 621 2,385
Accessories, Spare Parts & Service	—	—		9,105

Total			(Won)	24,299

(1)	Classified by categories designated by PROTEC Machine Category.

Information Technology Businesses and On-line Solutions

Beginning in 1999, we made a strategic decision to become a leading provider of Information Technology services in Korea through the formation of and investment in companies and joint ventures that focus on such technology. In line with this strategy, in March 1999 we established Lycos Korea (now SK Communications Corporation), a leading Internet portal, and in March 1999 formed SoftForum, a provider of security solutions for cyber banking, trading and electronic commerce.

We also formed other joint ventures and strategic alliances with, and made investments in, Information Technology companies. Most of these investments were primarily focused on building synergistic partnerships with our then flagship companies, SoftForum and SK Communications Corporation (formerly Lycos Korea).

However, with adverse market conditions in 2001 as a result of the overall local and global decline in technology, advertising and capital spending, we significantly reduced our investments in Information Technology related businesses and have been focusing on building greater value to certain of our existing Information Technology assets and to focus on our core businesses. Currently, we are undergoing a corporate restructuring process in an attempt to improve our earnings and financial performance.

We currently own shares in the following Information Technology companies:

•	Korea Internet.com Co., Ltd. Korea Internet.com was incorporated in July 2000 under the laws of Korea as a joint venture company between internet.com Corporation, a United States corporation, and us in order to provide real-time news and information concerning the online business. As of December 31, 2004, we owned 87.38% of Korea Internet.com, and is consolidated in our financial statements.

•	Cyber Bank Corporation. Cyber Bank Corporation, incorporated in January 1999 under the laws of Korea, focuses its business in the mobile information devices (Personal Digital Assistants, or PDA), mobile communications technology, Local Area Network (LAN), operating systems and its applications. As of December 31, 2004, we owned 28.25% of Cyber Bank. In addition, family members of Mr. Moon Soul Chung, our founder and our largest shareholder, owns 37.6% of the issued and outstanding shares of Cyber Bank as of December 31, 2004. In 2003, our accounting method for the investment in Cyber Bank was changed to the equity method of accounting from the cost method due to an additional investment of Won 10 billion.

Recent Disposals

In line with our plan to focus on our core businesses, we have recently disposed of our equity interest in the following Information Technology related businesses:

•	SoftForum Co., Ltd. SoftForum provides security solutions for on-line banking, on-line trading and electronic commerce. It was incorporated in April 1999 under the laws of Korea as our 70%-owned subsidiary. SoftForum was originally a research annex institute for security software within us. SoftForum’s shares have been listed on the Korea Securities Dealers Automated Quotation (“KOSDAQ”) market since October 30, 2001. As of December 31, 2004, SoftForum was 41.51%-owned by us, 6.94%-owned by Dongwon Venture Capital Co., Ltd., 3.77%-owned by SoftForum employees and 52.22%-owned by others, which are widely held. SoftForum’s accounts were consolidated with our financial statements as we effectively controlled the nomination of a majority of its board of directors until 2003. In March 2005, the Company disposed of 34% of ownership interest in SoftForum for Won 9,010 million and Softforum’s accounts are not consolidated in 2004. SoftForum’s security solutions products and services generated revenues of Won 15,881 million, Won 17,189 million and Won 16,044 million in 2002, 2003 and 2004, respectively. The net income (loss) of SoftForum was Won 965 million, Won (2,925) million and Won (6,321) million in 2002, 2003 and 2004, respectively.

•	MR Tech Town Co. MR Tech was incorporated in April 1999 under the laws of Korea, and we acquired a 100% equity interest in MR Tech on July 2, 1999. MR Tech is engaged in providing building administration services. On April 4, 2003, all of the outstanding shares (a total of 20,000 common shares) of MR Tech valued at Won 46 million on such date were sold to our subsidiary, SoftForum, as a part of corporate restructuring. As SoftForum is no longer our subsidiary, MR Tech Town is not deemed to be our affiliate.

•	Alpha Logics Co., Ltd. Alpha Logics, incorporated in December 2002 under the laws of Korea, is engaged in developing and selling security solutions and related equipment. As of December 31, 2004, Alpha Logics was a wholly-owned subsidiary of SoftForum. As SoftForum is no longer our subsidiary, MR Tech Town is also no longer deemed to be our affiliate.

•	Mobile Game Co., Ltd. Mobile Game Co., Ltd. (formerly Java Games Co., Ltd.) was incorporated in December 1999 under the laws of Korea as our 59.98%-owned affiliate and is currently engaged in designing and developing game programs. In April 2002, the status of Mobile Game changed to an affiliate accounted for using the equity method from a consolidated subsidiary due to the decrease in our ownership from 59.98% to 29.99%. In 2003, we disposed all of our equity interest in Mobile Game to our affiliate, Cyber Bank for Won 252 million. On April 19, 2004, Cyber Bank disposed of all of its equity interest in Mobile Game to Mforma Group in U.S.A.

•	SK Communications Corporation. SK Communications Corporation (formerly Lycos Korea), formed in March 1999 under the laws of Korea as a joint venture company between Lycos, Inc., a Massachusetts corporation (currently known as Terra Lycos Barcelona), and us, launched its Internet operations in July 1999. SK Communication Corporation offers a Korean language search and portal site on the Internet. In 2002, Lycos Korea changed its name to SK Communications Corporation. In August 2002, through issuing new shares of SK Communications to SK Telecom Co., Ltd. for cash, our ownership percentage decreased from 43.25% to 4.54%. As a result, the investment in SK Communications was accounted for using the equity method through July 2002 and thereafter we are using the cost method of accounting. In June 2003, we disposed of all of our 6,836,690 shares of SK Communications for Won 660 per share. As a result of such disposal, we recorded gain on disposal of available-for-sale securities of Won 26,940 million.

•	Mirae America, Inc. Mirae America, incorporated in February 2001 under the laws of California as a joint venture company, sold products manufactured by us and provided after-sales services for our products in the United States. As of December 31, 2004, we owned 50% of Mirae America. On June 22, 2005, Mirae America was dissolved as a part of our corporate restructuring.

Other Investments

Our other investments are as follows:

•	Mirae Online, Co., Ltd. Mirae Online, incorporated in March 2000 under the laws of Korea, is a two-way satellite based data broadcasting service provider and launched its Internet broadband service in June 2000 and data broadcasting service in November 2000. Mirae Online has entered into several contracts with cable TV program providers for the delivery of their programming through Mirae Online’s satellite services. As of December 31, 2004, we owned 67.47% of Mirae Online.

•	AIO Corporation. AIO Corporation, incorporated in California in 1990, designs, manufactures and markets silicon wafer cleaning systems, track systems and ancillary equipment. As of December 31, 2004, we owned 21.63% of AIO Corporation.

•	GLD Co., Ltd. GLD, incorporated in October 1999 under the laws of Korea, engages in development and sale of liquid crystal display related products such as Glass Forming Machine. As of December 31, 2004, we owned 80% of GLD.

Raw Materials

Since 1999, we have accumulated raw material inventory required for the production of SMD placement systems in order to meet our projected customer demand on a timely basis. Our principal raw materials include:

•	for handlers: board, motor, manipulator; and

•	for SMD placement systems: board, motor, feeder assembly.

With respect to our handlers and SMD placement systems, we typically use between 22,000 and 24,000 component parts. The majority of these component parts is fabricated by our suppliers (or their manufacturers) based on our design specifications and instructions. The remaining component parts are commodity goods that are available from a wide variety of suppliers. We do not currently have any supplier that accounts for more than 10% of our raw materials costs.

The raw materials costs for our handlers and SMD placement systems and testers were 56.6% (including raw material costs for our TFT-LCD handlers), 62.07% and 82.6% of manufacturing costs in 2002, 2003 and 2004, respectively. In 1999 and 2000, approximately 60% and 65%, respectively, of the raw materials costs for these products were imported. However, the imported raw material costs represented only 3%, 2.2% and 0.78% of the total raw materials costs for our products in 2002, 2003 and 2004, respectively, primarily due to our efforts to replace imported raw materials with domestic raw materials. In the future, we expect to continue purchasing many of our raw materials domestically to lower our overall costs.

As we receive payment in foreign currencies (primarily U.S. dollars and Japanese yen) for many of our export products, we have been able to maintain foreign currency balances with which to purchase imported raw materials. Accordingly, we have not been adversely affected by exchange rate fluctuations on the cost of such raw materials.

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

In connection with production management, we prepare a detailed manual outlining the assembly and parts inspection process. By developing a detailed standardized document, we can assure consistency in manufactured products and easily train new employees. We then establish criteria for parts inspection and final testing. We frequently update the criteria to reflect customer input, as well as feedback collected throughout the manufacturing process, and we believe that having detailed pre-set criteria makes inspection and testing more efficient. Finally, we have instituted and maintain a rigorous final testing procedure. We believe our commitment to quality control, for which we have received ISO 9001 certification in 1995 and CE Mark in 2000 for our handlers, results in higher levels of customer satisfaction.

Intellectual Property

Intellectual property rights that apply to our various products include patents, copyrights, trade secrets and trademarks. We attained more than 1,014 patents or pending patent applications corresponding to various aspects of our handlers, SMD placement systems and linear motors, most of which have been registered in several countries around the world. As of December 31, 2004, we have filed 870 patent applications around the world, and have acquired 527 patent applications. Management believes that our intellectual property represents valuable property and intends to protect our investment in technology by enforcing all of our intellectual property rights.

We expect to file additional patent applications as we deem appropriate to protect our technology and products. As of December 31, 2004, we held 370 domestic patents with expiration dates between May 2007 and October 2022, as well as 62 patents in the United States, with expiration dates in March 2024, 36 patents in Japan, with expiration dates between February 2016 and September 2022, and 38 patents in Taiwan, with expiration dates in June 2023. We have 144 domestic patents pending and 221 overseas patents pending in the United States, Japan, Germany, Taiwan, China, Italy, Singapore and Malaysia. In Korea, we also hold 72 registered utility models, 38 registrations of designs and 20 registered trademarks. Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products and their design and manufacturing processes. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our inventions and manufacturing processes. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries. Competitors may also develop technologies that are protected by patents and other intellectual property rights and therefore such technologies may be unavailable to us or available to us subject to adverse terms and conditions. Furthermore, litigation, which could demand financial and management resources, may be necessary to enforce our patents or other intellectual property rights.

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

Korea’s intellectual property legal framework is similar to that of the United States. However, a broader array of items may be protected as intellectual property in the United States, and a Korean court may apply a less strict enforcement regime and award a smaller amount of damages as compared to a United States court. We know of no pending, threatened or actual infringement of any of our intellectual property rights, other than the following litigation.

In February 2004, we applied for provisional injunction against Techwing in Suwon Central District Court for infringement of four of our patent rights with respect to memory test handlers. On November 30, 2004, the Suwon District Court rendered a judgment in our favor, prohibiting Techwing from taking any action with respect to lawsuit-related test handler, including manufacture, sale, use, assignment, lease or any advertisement, display for assignment or lease. For further details concerning these proceedings, see Item 8 “Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

We do not believe that we have infringed on the intellectual property rights of any third party.

Industry Background

The Semiconductor Market

Although cyclical changes in production capacity in the semiconductor industry and demand for electronic systems have resulted in pronounced cyclical changes in the level of semiconductor sales and fluctuations in prices and margins for semiconductor products from time to time, the semiconductor industry has historically experienced substantial growth over the long term. Factors that are contributing to long-term growth include the development of new semiconductor applications, increased semiconductor content as a percentage of total system cost, emerging strategic partnerships and growth in the electronic systems industry in the Asia Pacific region.

The semiconductor manufacturing process involves two principal phases, wafer processing (the “front-end”) and assembly/test processing (the “back-end”). Since the production costs associated with front-end processing are high, manufacturers seek to minimize losses during back-end operations from defective processing, and to maximize throughput and shorten the time-to-market for semiconductors and other devices.

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

Different types of devices, such as linear ICs and logic ICs, memory and individual transistors (discretes), and different types of packages require different assembly and packaging and, therefore, different testing solutions. Semiconductor manufacturers rely on a multiple-step testing and reliability screening procedures to detect defects or weaknesses that may result at any stage during the manufacturing process. The initial testing phase is typically performed before the processed semiconductor wafer is cut into individual die. After the die is packaged, a test for packaging defects is performed. Certain devices then undergo an extensive reliability screening and stress testing procedure known as “burn-in”. The final testing phase involves the use of automated test equipment – or “testers” – that evaluate numerous devices simultaneously and perform a variety of tests at various temperatures.

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

Test handlers use either “vertical gravity” or “pick-and-place” technology to interface devices with a tester. Vertical gravity handlers essentially drop devices onto the contact point of a tester. Pick-and-place test handlers, which became the industry standard following the development of the 64MB DRAM, use vacuum technology and are designed for linear processing of a device to a contact point on a test handler.

Typically, test handlers are customized to meet the product specifications of a customer to ensure proper operation with its tester. A customer’s specifications relate principally to the tester software program and the tester interface software program to be used, the shape of the interface board linking the tester to the test handler, the function, shape and design of the individual device package, and the shape of the device loader tray. The number of units processed per hour is dependent on the operational specifications of a particular test handler, the speed of the tester to which it is connected, and the type and number of devices being tested.

The semiconductor market improved significantly during the 2003, with growth of 18% over 2002, according to industry date provided by WSTS (Worlds Semiconductor Trade Statistics). In 2004, the semiconductor market grew 28% over 2003. Sales of semiconductor products in the Asia Pacific region increased by 42% in 2004, while other regions experienced somewhat lower growth: Europe 21%, Japan 18% and North America 21%. Sales of non-memory products, such as logic chips, analog, discrete and optical components, which accounted for 78% of the entire semiconductor market for 2004, grew by 24% compared with 2003. Sales of memory products grew by 46% compared with 2003. WSTS predicts continued growth for 2005 of 6.3% over 2004. In particular, sales of non-memory products, such as logic chips, analog, discrete and optical components are predicted to grow by 8.5% compared with 2004.

C. Organizational Structure

For a list of our significant subsidiaries, see Item 10 “Additional Information—Subsidiary Information.”

D. Property, Plant and Equipment

We currently operate three main business facilities in Korea. The table below sets forth certain information with respect to our current manufacturing and business facilities.

Facility	Location	Size of Land (Unit: m²)	Gross Floor Size (Unit: m²)
Headquarters	Chun An	19,960.00	10,922.49
2nd Production Factory	Chun An	17,572.00	16,857.42
3rd Production Factory	Chun An	18,990.70	4,781.35
Other	Chun An	168.75	482.54
	Other	47.40	115.02

Headquarters

Our headquarters for corporate administration is located in Chun An City, Korea. These premises, which we own, consist of 19,960.00 m² of land and 10,922.49 m² of office building. Our business administration division is located at our headquarters.

2nd Production Factory

Our production division for semiconductor test handlers and SMD placement systems is located at our 2nd factory in Chun An City, which consists of 17,572 m² of land and 16,587.42 m² of production factory and office building.

3rd Production Factory

Our 3rd production factory was constructed in September 2003, for Won 2,149 million for display-related business, in Chun An City, which consists of 18,990.70 m² of land and 4,781.35 m² of office space. Our capital expenditure in 2004 was Won 1,004 million for purchases of machinery and for construction in progress with other items at a cost of Won 6,515 million.

Mirae Research and Development Center

In November 2001, we completed the construction of the building housing the Mirae Research and Development Center, which consists of 38,413.00 m² of land and 5,596.92 m² of office space, in Hwasung City, Korea. Our R&D personnel and sales force were located in this building. We made capital expenditures of approximately Won 15 billion in connection with this research center. In January 2005, we sold the land and building housing the Mirae Research and Development Center as a part of our corporate restructuring efforts, and moved all of our research and development personnel to Chun An City.

Bundang Office Building

Previously, we conducted research and development for mechatronics related technology and products at our 7,873.17 m² facility in Bundang City, Korea. This office space had been leased to commercial tenants since our relocation of research and development activities to the Mirae Research and Development Center in Hwasung City in November 2001. In January 2005, we sold the Bundang Office Building as a part of our corporate restructuring.

Seoul Branch

We have reinstated a branch of the Company in Seoul, Korea with 386 m² of leased office space in a building owned by SoftForum located in Dokok-dong, Seoul. Our lease, which had a lease term of 2 years from April 13, 2003 through April 13, 2005, is renewable every two years, with a rental security deposit in the amount of Won 386 million paid to SoftForum. The lease was renewed in April 2005 for a 2-year term.

ITEM 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere herein. Our consolidated financial statements have been prepared in accordance with Korean GAAP, which differs in certain significant respects from U.S. GAAP. The section titled “—Critical Accounting Policies, Estimates and Judgments” as well as note 2 to our consolidated financial statements should be read carefully which provide summaries of certain critical accounting policies that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.

Overview

We design and manufacture mechatronics machines, including the high-precision robotic parts and software that controls these robotic parts, primarily for sale to the semiconductor manufacturing and PCB assembly industries. Our product lines consist of semiconductor test handlers and their components and SMD placement systems. We transferred our TFT-LCD test handler line to DE&T, which was our affiliate in 2001, for Won 825 million on August 1, 2001. We also sold 2,726,800 shares of common stock in SoftForum to a third party for Won 9,010 million on March 24, 2005. In addition, we provided Information Technology related services in Korea through our subsidiaries and joint ventures and other strategic alliances with, and by making strategic investments in, Information Technology related companies. We have, however, recently made a strategic decision to not pursue this line of business in order to focus on our core businesses and have recently disposed of certain investments in such companies. See Item 4 “Information on the Company—History and Development of the Company—Corporate Restructuring.”

Historically, our sales had been concentrated with a small number of Korean customers that are semiconductor manufacturers as well as major conglomerates in Korea. In 1999, we began to market our products internationally in pursuit of customer diversification and profit maximization, and our global sales have gradually increased over the years. However, in 2001, our export sales decreased significantly, in large part due to the worldwide decline in the semiconductor industry and the bankruptcy of Quad Systems Corporation, formerly one of our major customers for SMD placement systems, which filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code on September 29, 2000. In 2001, the portion of total sales derived from export sales decreased to 18% from 41% in 2000. In 2002, 2003 and 2004, however, export sales were almost double the 2001 figure, or 32%, 31% and 36%, respectively, of our total sales revenue, due to sales increases in the United States and Asia.

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

The cyclical variations in the supply and demand of DRAM chips and the fluctuations in the electronic manufacturing industry have affected and will continue to affect our sales and results of operations. Our principal means of responding to this situation have been and will be as follows:

•	we adopted a concerted marketing and export strategy focused beyond our traditional Korean customer base;

•	we expanded our mechatronics product lines to include Display Materials;

•	we will, on an ongoing basis, concentrate our research and development on several projects that would enhance our product development; and

•	we sold buildings and subsequently transferred employees to Chun An City to focus on our core businesses and to increase efficiency of organization and reduce expenses.

Future operating profits will depend on many factors, some of which are beyond our control, including:

•	the business fluctuation of the semiconductor and electronic manufacturing industry;

•	our ability to successfully expand our product markets outside of Korea;

•	receipt, timing and shipment of orders;

•	the introduction and industry acceptance of our new semiconductor test handlers and Display Materials;

•	SMD placement systems; and

•	the success of our competitors.

Results of operations for the periods discussed herein should not be considered indicative of the results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of our common stock and the ADSs.

A. Operating Results

The following table sets forth certain information regarding our financial performance for each of the years ended December 31, 2002, 2003 and 2004:

	2002		2003		2004
	(in millions of Won)	(% of total sales)	(in millions of Won)	(% of total sales)	(in millions of Won)	(% of total sales)
Sales	64,430	100%	95,053	100%	66,881	100%
Semiconductor test handlers	14,434	22.4	44,184	46.5	33,523	50.1
SMD placement systems	23,486	36.5	19,201	20.2	24,299	36.3
Security solutions(1)	15,881	24.6	17,189	18.1	—	—
Other	10,629	16.5	14,479	15.2	9,059	13.6
Cost of sales	56,863	88.2	72,703	76.5	51,645	77.2
Gross profit	7,567	11.8	22,350	23.5	15,236	22.8
Selling, general and administrative expenses	37,651	58.4	27,973	29.4	22,657	33.9
Operating income (loss)	(30,084)	(46.6)	(5,623)	(5.9)	(7,421)	(11.1)
Other income	13,285	20.6	36,810	38.7	5,224	7.8
Other expense	56,091	87.1	30,271	31.8	29,722	44.4
Income (loss) before income taxes and minority interest	(72,890)	(113.1)	916	1	(31,919)	(47.7)
Income tax expense (benefit)	277	0.4	18	0.02	—	—
Net income (loss) before minority interest	(73,167)	(113.6)	898	0.9	(31,919)	(47.7)
Minority interest in net loss (gain) of consolidated subsidiaries	176	0.3	1,626	1.7	265	0.4
Net income (loss)	(72,991)	(113.3)	2,524	2.7	(31,654)	(47.3)

(1)	On March 24, 2005, we sold 2,726,800 shares of common stock in SoftForum to a third party for Won 9,010 million and currently own 7.51% of the issued and outstanding shares of such company. As a result, we expect that there will not be any revenues from our securities solutions business, resulting from the consolidation of our investment in SoftForum.

Factors Affecting Operating Results

Our operating results have experienced, and may continue to experience, severe fluctuation and downward pressure as a result of a number of factors, some of which are interrelated, associated with the markets in which we operate, including the following:

•	As a result of our diversification efforts into SMD placement systems and our successful launch of new models of SMD placement systems in the domestic market since the second half of 1999, our earnings have been less vulnerable to the cyclical nature of the semiconductor industry than it had been prior to such time. Our revenues from the sale of SMD placement systems accounted for 36.5%, 20.2% and 36.3% of our total revenues in 2002, 2003 and 2004, respectively. Our gross profit margins on our SMD placement systems were not, and continue to be less profitable than our test handler products as we have and expect to continue to provide significant discounts in order to maintain and gain market share amid a very competitive environment.

•	As of December 31, 2004, we had investments valued at Won 13 billion in companies involved in Information Technology. Such businesses showed moderate levels of success over the years but not all of these investments were profitable. For various reasons, including our management’s strategic decision to focus on our core businesses, we sold many of our investments in such companies. In August 2002, we sold our interests in SK Communications to SK Telecom Co., Ltd. for cash, reducing our ownership interest from 43.25% to 4.54%. We sold our remaining ownership interests in SK Communications on June 13, 2003. As a result of such disposal, we recorded gain on disposal of available-for-sale securities of Won 26,940 million in 2003. On March 24, 2005, we disposed 2,726,800 shares of common stock in SoftForum to a third party for Won 9,010 million and expect to record a gain on disposal of available-for-sale securities of Won 9,734 million. As a result of such disposal, our ownership percentage of SoftForum decreased to 7.51% and SoftForum, MR Tech, Alpha Logics were excluded from consolidation for the year ended December 31, 2004 in accordance with Korean GAAP. Although we currently hold 7.51% of the issued and outstanding shares of SoftForum, we do not currently expect to increase our ownership interest in SoftForum in the future nor do we currently anticipate making any new investments in companies related to Information Technology. As a result, income attributable to our investments in such companies is expected to be significantly reduced in the future.

•	Virtually all of our handler products are subject to life cycles, which generally range from 18 to 24 months, after which prices which can charge for these products generally decrease as newer models with improved performance are introduced. If new products are not introduced on a regular basis to replace older models, our overall gross margins will experience downward pressure as the gross margins on the older models decline.

•	Our semiconductor test handlers and SMD placement systems come with a one-year product warranty, for both parts and labor. Prior to January 1, 2004, we expensed warranty costs as they were incurred rather than provide for estimated costs at the time of sale, which resulted in the delayed recognition of warranty costs, generally by approximately one year. Beginning in January 1, 2004, however, estimated warranty expenses are accrued at the time of sale based on historical experience and expected future expenses, which we believe more accurately reflects the timing and recognition of costs relating to warranties expenses. Our domestic semiconductor test handler customers have historically focused on front-end manufacturing processes and do not have the facilities or expertise necessary to maintain and repair their back-end equipment. When our customers experience difficulties with one of our handler products, we have provided complimentary after-sale services even if the problem is not expressly covered by the terms of the product warranty. The costs incurred in providing these services are booked as product warranty expenses. We do not intend to provide similar complimentary services, which are not covered by the terms of our product warranties for our SMD placement systems.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Sales

Sales revenue for the year ended December 31, 2004 decreased by Won 28,172 million, or 29.6%, to Won 66,881 million, compared to Won 95,053 million for the year ended December 31, 2003. The decrease of sales revenues in 2004 was primarily due to the decrease of revenues from security solutions, resulting from the sale of our ownership interest in SoftForum in March 2005. Although the sale took place in 2005, the sale from SoftForum were not consolidated in 2004 as under Korean GAAP when a parent company is obviously expected to lose control over a consolidated subsidiary within one year from the balance sheet date, the subsidiary is not to be included in the consolidated financial statements for such fiscal year. The decrease of sales revenues in 2004 was also due to the decrease of revenues derived from sales of semiconductor test handlers, which was partially offset by the increase of revenues derived from sales of SMD placement systems.

Revenues from our securities solutions business, resulting from the consolidation of our investment in SoftForum decreased from Won 17,189 million in 2003 to nil in 2004 as a result of the sale of our ownership interest in SoftForum. SoftForum’s revenues were from sales of software-based securities solutions for on-line banking, trading, electronic commerce and related security solutions products and services.

The sales revenue derived from semiconductor test handlers and components decreased by Won 10,661 million, or 24.1%, from Won 44,184 million in 2003 to Won 33,523 million in 2004, largely due to the decline in the semiconductor and related industries over the period.

The sales revenue derived from SMD placement systems increased by Won 5,098 million, or 26.6%, from Won 19,201 million in 2003 to Won 24,299 million in 2004, primarily due to introduction of new models and stronger demand for our products.

The proportion of export sales revenue compared to total sales revenue for semiconductor test handlers and components decreased to 26.5% for the year ended December 31, 2004, from 30.0% for the year ended December 31, 2003. In addition, the proportion of export sales revenue compared to total sales revenue for SMT placement systems increased to 13.0% for the year ended December 31, 2004, from 11.6% for the year ended December 31, 2003.

Cost of Sales

The principal components of cost of sales are raw material costs, labor costs, depreciation expense, research and development costs and outsourced manufacturing expenses. Cost of sales decreased by Won 21,058 million, or 28.9%, to Won 51,645 million for the year ended December 31, 2004 from Won 72,703 million for the year ended December 31, 2003. This decrease was primarily due to decrease of semiconductor test handlers and components sales and also due to the sale of our ownership interest in SoftForum.

The ratio of cost of sales to total sales revenue in 2004 was 77.2% compared to 76.5% in 2003. The ratio of cost of sales to sales revenue decreased slightly due to a disproportionate decrease in cost of sales compared to the decrease in total sales revenue over the period.

Gross Profit

Gross profit decreased by Won 7,114 million, or 31.8%, to Won 15,236 million for the year ended December 31, 2004 from Won 22,350 million for the year ended December 31, 2003 due to the factors discussed above.

Gross profit to sales ratio also decreased slightly to 22.8% in 2004 from 23.5% in 2003, primarily a result of an decrease in the sales of semiconductor test handlers, which generally have higher gross margins than that of SMD placement systems.

Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily include salaries, sales expense, bad debt expense, commissions expense, depreciation expense and warranty expense. Selling, general and administrative expenses decreased by Won 5,316 million, or 19.0%, to Won 22,657 million in 2004 from Won 27,973 million in 2003 as a result of the following reasons:

•	A decrease in salaries to Won 7,137 million of salaries expense for the year ended December 31, 2004, which represented a decrease of Won 2,531 million, or 26.2%, compared to Won 9,668 million for the year ended December 31, 2003. The decrease in salaries was primarily due to the exclusion of SoftForum from consolidation for the year ended December 31, 2004.

•	A decrease in bad debts to Won 1,784 million for the year ended December 31, 2004, which represented a decrease of Won 1,440 million, or 44.7%, compared to Won 3,224 million for the year ended December 31, 2003, respectively. The decrease in bad debt expenses was due to our efforts to control credit quality of our potential and current customers through our credit control process upon opening up an account with us.

•	A decrease in commissions expense, including sales and customer service commissions by Won 1,014 million, or 23.2%, from Won 4,370 million in 2003 to Won 3,356 million in 2004, which was primarily due to the decrease of sales revenues.

•	A decrease in depreciation expenses by Won 914 million, or 33.9%, from Won 2,699 million in 2003 to Won 1,785 million in 2004. This decrease was primarily due to the exclusion of SoftForum from our results of operations for the year ended December 31, 2004.

The decrease in selling, general and administrative expenses was offset in part by:

•	An increase in products warranty expenses by Won 1,826 million from Won 86 million in 2003 to Won 1,912 million in 2004. This result was due to a change in the accounting treatment of product warranty expenses. Through 2003, under Korean GAAP prevailing at such time, product warranty expenses were expensed as they were incurred. Effective January 1, 2004, estimated warranty expenses are accrued at the time of sale based on historical experience and expected future expenses.

Operating Loss

Operating loss for the year ended December 31, 2004 was Won 7,421 million, which represents an increase in loss of Won 1,798 million, or 31.9%, from our operating loss of Won 5,623 million for the year ended December 31, 2003.

Other Income

Other income consists primarily of interest income, gain on disposal and valuation of trading securities, gain on disposal of available-for-sale securities, foreign exchange and translation gains and miscellaneous other income. Other income decreased by Won 31,586 million, or 85.8%, from Won 36,810 million in 2003 to Won 5,224 million in 2004, primarily due to a recognition of gain on disposal of available-for-sale securities resulting from the sale of available-for-sale securities of Won 26,940 million in 2003 compared to nil in 2004, resulting from the sale of all of our ownership interests in SK Communications Corporation in 2003.

Other Expenses

Other expenses consist primarily of interest expense, foreign exchange and translation losses, loss on valuation of inventory, provision for other doubtful accounts, loss on collateralized assets, loss from impairment of deferred development costs, loss from impairment of available-for-sale securities, equity in losses of affiliates and miscellaneous other expenses. Other expenses decreased slightly by Won 549 million, or 1.8%, to Won 29,722 million in 2004 from Won 30,271 million in 2003 for the following reasons:

•	Equity in losses of affiliates in 2004 decreased by Won 3,485 million, or 43.8%, to Won 4,468 million in 2004 from Won 7,953 million in 2003.

•	A decrease in loss from valuation of inventories from Won 12,428 million in 2003 to nil in 2004 as a result of the recognition of such expense as cost of sales beginning in 2004 in accordance with our adoption of SKAS No. 10. For the year ended December 31, 2004, loss from valuation of inventories recognized as cost of sales totaled Won 1,946 million.

•	A decrease in provision for other doubtful accounts from Won 1,746 million in 2003 to Won 1,101 million in 2004 as a result of reduction in advance payments, long-term loans and others.

•	A decrease in equity in losses of affiliates from Won 7,953 million in 2003 to Won 4,468 million in 2004 as a result of the decrease in equity in losses of Cyber Bank from Won 7,495 million in 2003 to Won 2,066 million in 2004.

The above decreases were offset in part by increases in:

•	Foreign exchange and translation losses from Won 477 million in 2003 to Won 2,638 million in 2004 as a result of the appreciation of the value of Won compared to the Dollar.

•	Loss on collateralized assets from nil in 2003 to Won 14,816 million 2004 as a result of provisioning for collateralized assets in connection with the borrowings by Cyber Bank.

•	Loss from impairment of deferred development costs increased by Won 967 million, or 63.6%, to Won 2,488 million in 2004 from Won 1,521 million in 2003 primarily due to the discontinuation of certain development projects.

Income Taxes

A full valuation allowance has been provided for the tax effect of temporary differences, net operating loss carry-forwards and tax credit carry-forwards as of December 31, 2004 as we made a determination that the realization of the deferred tax assets is uncertain. Income tax expense decreased by Won 18 million, or 100.0%, to zero in 2004 from Won 18 million in 2003.

Net Loss

Net loss was Won 31,654 million in 2004, from a net income of Won 2,524 million in 2003, principally as a result of the factors discussed above.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Sales

Sales revenue for the year ended December 31, 2003 increased by Won 30,623 million, or 47.5%, to Won 95,053 million, compared to Won 64,430 million for the year ended December 31, 2002. The increase of sales revenues in 2003 was primarily due to the increase of revenues derived from sales of semiconductor test handlers, which was partially offset by the decrease of revenues derived from sales of SMD placement systems. Sales revenue also increased due to increased sales revenues derived sales relating to securities solutions resulting from our ownership interest in SoftForum, for sales of software-based securities solutions.

The sales revenue derived from semiconductor test handlers and components increased by Won 29,750 million, or 206.1%, from Won 14,434 million in 2002 to Won 44,184 million in 2003. The sales increase in semiconductor test handlers and components was largely due to the recovery in the semiconductor and related industries as well as the sales of our new flash memory test handlers which we introduced in 2003. Sales revenue attributable to sales of flash memory test handlers were Won 14,860 million or 33.6% of our semiconductor equipment sales in 2003 compared to nil in 2002.

Sales revenue derived from SMD placement systems decreased by Won 4,285 million, or 18.2%, from Won 23,486 million in 2002 to Won 19,201 million in 2003. This decrease was attributable to the fact that we changed our policy of expanding our SMD market penetration to a strategy of focusing on profit and more credit-worthy customers.

We recognized revenues of Won 17,189 million from sales of software-based securities solutions for on-line banking, trading and electronic commerce for the year ended December 31, 2003 compared to Won 15,881 million for the year ended December 31, 2002 from our subsidiary, SoftForum. Such increase in revenue was primarily due to the increase in sales of network equipment which use securities solutions offered by SoftForum.

The proportion of export sales revenue compared to total sales revenue for semiconductor test handlers and components increased to 30.0% for the year ended December 31, 2003, from 19.0% for the year ended December 31, 2002. The proportion of export sales revenue compared to total sales revenue for SMT placement systems decreased to 11.6% for the year ended December 31, 2003, from 28.7% for the year ended December 31, 2002.

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by Won 9,678 million, or 25.7%, to Won 27,973 million in 2003 from Won 37,651 million in 2002 as a result of the following reasons:

•	A decrease in bad debts to Won 3,224 million in December 31, 2003, which represented a decrease of Won 8,562 million, or 72.6%, compared to bad debts expense of Won 11,786 million for the year ended December 31, 2002. This decrease was primarily due to our efforts to control credit quality of our customers through our credit control process;

•	A decrease in research and development costs of Won 1,357 million, or 56.3%, from Won 2,410 million in 2002 to Won 1,053 million in 2003 primarily due to the results of the application to our research and development division of our corporate management and cost control system, known as ERP, which aims to streamline and make efficient our various business divisions; and

•	A decrease in salaries by Won 535 million, or 5.2%, from Won 10,203 million in 2002 to Won 9,668 million in 2003 due to a change in the composition of the seniority levels of our employees.

The decrease in selling, general and administrative expenses was offset in part by:

•	An increase by Won 1,041 million, or 31.3%, in commission expense, from Won 3,329 million in 2002 to Won 4,370 million in 2003. Commission expense includes sales and customer service commissions. Such expenses increased as a result of the sales revenues increases.

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

Other Expenses

Other expenses for the year ended December 31, 2003 consisted primarily of loss from valuation of inventories, equity in losses of affiliates and interest expenses, loss on disposal and valuation of trading securities and provision for other doubtful accounts. Other expenses decreased by Won 25,820 million, or 46.0%, to Won 30,271 million in 2003 from Won 56,091 million in 2002 primarily due to the following reasons:

•	A decrease in loss from valuation of inventories from Won 20,409 million in 2003 to Won 12,428 million in 2002 primarily due to our inventory revaluation process on obsolescent raw materials and finished products;

•	Loss from impairment of deferred development costs in 2003 decreased by Won 9,816 million, or 86.6%, to Won 1,521 million in 2003 from Won 11,337 million in 2002 primarily due to the discontinuation of certain development projects;

•	Provision for other doubtful accounts decreased by Won 5,341 million, or 75.3%, to Won 1,746 million in 2003 from Won 7,087 million in 2002 due to the decrease in provisioning with respect to the money deposited with the court in connection with a certain dispute over the sale of our Kangnam building;

•	Loss on disposal and valuation of trading securities decreased by Won 3,049 million, or 90.2%, to Won 328 million in 2003 from Won 3,377 million in 2002 due to the recovery of the Korean stock market;

•	Loss from impairment of available-for-securities decreased by Won 2,288 million, or 63.0%, from Won 3,631 million in 2002 to Won 1,343 million in 2003 due to the increase in the value of such securities in connection with the recovery of the Korean stock market;

•	Interest expense decreased by Won 1,503 million, or 41%, to Won 2,160 million in 2003 from Won 3,663 million in 2002 primarily due to the decrease in the amount of short term borrowings; and

•	Foreign exchange and translation losses decreased by Won 1,625 million, or 77.3%, from Won 2,102 million in 2002 to Won 477 million in 2003 as a result of a smaller appreciation of the value of Won in 2003 as compared to 2002.

The above decreases were offset in part by in the following increases:

•	Equity in losses of affiliates in 2003 increased by Won 7,126 million, or 861.7%, to Won 7,953 million in 2003 from Won 827 million in 2002 primarily due to additional Won 10,000 million investment in Cyber Bank, which increased our ownership to 28.24% from 1.05%.

Income Taxes

A full valuation allowance has been provided for the tax effect of temporary differences, net operating loss carry-forwards and tax credit carry-forwards as of December 31, 2003 since we believe that the realization of the deferred tax assets is uncertain. Income tax expense decreased by Won 259 million, or 93.5%, to Won 18 million in 2003 from Won 277 million in 2002 due to decrease of net profit of SoftForum.

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

Inventories

Inventories are stated at the lower of cost, determined using the weighted average method, or net realizable value. Inventories consist of raw materials, finished goods, merchandise, work-in-process and inventories in transit. During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at the end of the year.

Estimated Useful Lives of Property and Equipment

We estimate the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated, or in a different form than anticipated, the useful lives assigned to certain assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset. We review these types of assets for impairment annually or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairments, we use cash flows that take into account management’s estimates of future operations.

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

Other investments in available-for-sale equity securities of listed companies, available-for-sale debt securities and held-to-maturity debt securities are stated at fair value and the net unrealized gain or loss is recorded as a capital adjustment. Other investments in equity securities of non-listed companies are stated at acquisition cost. If the fair value (or the net asset value for non-listed companies) of the investments declines significantly below the acquisition cost and is not expected to recover, such investments are carried at fair value (or net asset value) and the resulting unrealized loss on investments is charged to current operations.

Employee Stock Option Compensation Plan

We adopted the fair value based method of accounting for the employee stock option compensation plan, which was established, effective as of March 25, 2000, in order to reward the performance of individual officers and other employees who have contributed, or have the ability to contribute, significantly to us. Under the fair value based method, compensation cost is measured at the grant date, based on the value of the award, and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, the expected dividends and a risk-free interest rate over the expected life of the option. However, as permitted under Korean GAAP, we exclude the volatility factor in estimating the value of its stock options granted before December 31, 2003, which results in measurement at minimum value. The total compensation cost at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the expected life of the option, dividends on the stock, or the risk-free interest rate.

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

Derivative Instruments

We record rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that resulted from the change in the fair value of derivative instruments are reported in the current earnings. However, derivative instruments designed as hedging instruments are recorded as a separate component of shareholders’ equity and credited/charged to operations when the hedged transactions affect earnings, and the ineffective portion of the gains or losses is credited/charged immediately to operations. We have no outstanding derivative instruments as of December 31, 2003 and 2004.

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

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Korean GAAP, which differs in certain significant respects from U.S. GAAP. The significant differences are described below:

Deferred Income Taxes

•	Under U.S. GAAP, deferred tax assets and liabilities are separated into their current and non-current portions based on the classification of related asset or liability for financial reporting purposes. Under Korean GAAP, deferred tax assets and liabilities are presented on the balance sheet as a single non-current net number.

Effective from January 1, 2005, deferred income tax assets and liabilities will be separated into their current and non-current portions based on the classification of related asset or liability under Korean GAAP.

Research and Development Costs

•	Under Korean GAAP, research and development costs that meet specific conditions, such as new product development, technological feasibility, marketability and usefulness, are deferred and amortized over a period not to exceed 20 years, while such costs are expensed under U.S. GAAP.

Revenue Recognition

•	Under Korean GAAP, through 2002, sales were recognized at the time products are delivered to customers while under U.S. GAAP, product sales are recognized upon final customer acceptance and passage of legal title. However, effective January 1, 2003, Korean GAAP was revised so that products sales are recognized upon final acceptance and passage of legal title. This accounting change has been applied prospectively.

Impairment of Investment Securities and Recoveries

•	Under U.S. GAAP, if the decline in fair value is judged to be other than temporary, the cost basis of the individual securities is written down to fair value as a new cost basis and the amount of the write-down is included in current operations. Under Korean GAAP, if the collectible value from the securities is less than acquisition costs with objective evidence of impairment such as bankruptcy of investees, an impairment loss is recognized.

•	Under Korean GAAP, the subsequent recoveries of impaired available-for-sale securities, held-to-maturity debt securities and equity securities without readily determinable fair value result in an increase of their carrying amount up to the original acquisition cost, and the recovery gains are reported in current operations up to the previously recognized impairment loss as reversal of loss on impairment of investment securities. Under U.S. GAAP, the subsequent increase in carrying amount of the impaired and written down held-to-maturity debt securities and equity securities without readily determinable fair value is not allowed. The subsequent increase in fair value of available-for-sale securities is reported in other comprehensive income.

Impairment of Long-Lived Assets

•	U.S. GAAP (SFAS No. 144) requires that long-lived assets and certain identifiable intangibles to be held and used by an entity, be reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use is based on the fair value of the asset. Under Korean GAAP, an impairment loss is recognized when the carrying value of long-lived assets and certain identifiable intangibles exceeds recoverable value, which is deemed to be the higher of the asset’s value in use or net sale price.

•	Under U.S. GAAP after an asset write-down, representing the new cost basis, subsequent recoveries in value may not be recognized, whereas under Korean GAAP, such recoveries are recognized as gains to the extent of impairment losses previously recognized.

Costs for Products Warranties

•	Through 2003, under the previous Korean GAAP, product warranty costs were expensed as incurred. Effective January 1, 2004, estimated warranty costs are accrued at the time of sale based on historical experience and expected future cost in line with U.S. GAAP.

Comprehensive Income

•	Under Korean GAAP, there is no requirement to present comprehensive income. Under U.S. GAAP, comprehensive income and its components must be presented in the financial statements. Comprehensive income includes all changes in shareholders’ equity during a period except those resulting from investments by, or distributions to, owners, including certain items not included in the current results of operations. There were no such changes in our shareholders’ equity in all periods presented.

Loss from Valuation of Inventories

•	Through 2003, under the previous Korean GAAP, loss from valuation of inventories is classified as other expenses while under U.S. GAAP, it is classified as cost of sales; however, effective January 1, 2004, loss from valuation of inventories are classified as cost of sales under Korean GAAP.

Applying the Equity Method of Accounting

•	Under U.S. GAAP, when an investor holds other types of interest (for example, loans and preferred stock) in addition to common stock of an investee accounted for by the equity method of accounting and the investor’s share of losses of the investee exceed the carrying amount of the common stock investment, additional equity method losses are recognized by the investor. Under Korean GAAP, no such additional losses are required to be recognized by the investor. If the investee subsequently reports net income or issues its common stock, the investor shall resume applying the equity method and recognize its share of the net loss not recognized during the period the equity method was suspended as an adjustment to retained earnings from prior periods, under Korean GAAP.

Sales of Stock and Purchase by Subsidiary and Affiliate and Purchase of Non-controlling Equity Interest

•	Under Korean GAAP, a parent company is required to account for sales of stock by a subsidiary as an equity transaction to be included in capital surplus, while under U.S. GAAP, a parent company may elect income statement or equity transaction treatment, depending on certain criteria being met and so long as such election is applied consistently on a prospective basis for all subsidiary stock transactions.

•	Under Korean GAAP, a purchase by a subsidiary of a non-controlling equity interest in the subsidiary is recorded as a capital adjustment in the consolidated financial statements in proportion to the parent’s equity interest. Under U.S. GAAP, this purchase is accounted for using the purchase method in the consolidated financial statements.

Accounting for Employee Stock Option Compensation Plan

•	Effective as of December 31, 2003, Korean GAAP permits all entities to exclude the volatility factor in estimating the value of their stock options, which results in measurement at minimum value. Under U.S. GAAP, public entities are not permitted to exclude the volatility factor in estimating the value of their stock options. In addition, under U.S. GAAP, if the fair value of the modified option exceeds the value of the related old option, the entity recognizes additional compensation cost for the difference. From January 1, 2004, under Korean GAAP, the fair value based method of accounting for the employee stock option compensation plan was adopted.

Depreciation

•	Under Korean GAAP, depreciation for six months was permitted to be recorded for any asset placed in service during the second half of the year in accordance with Korean tax law until 2001. Effective from 2002, depreciation expense commences in the month the related asset is placed in service. Under U.S. GAAP, depreciation expense starts to accrue from the month the related asset is deployed into service.

Gain on Disposal of the Investments in Common Stock of Subsidiary

•	Under Korean GAAP, gain on disposal of investments in common stock of a subsidiary incurred from a transaction between the Company and its subsidiary’s employees, which should be included in capital surplus, is measured based on the actual selling price and the carrying value of such investment. Under U.S. GAAP, however, if the actual selling price differs from the fair value of the investment, the difference between the fair value and the actual selling price should be recorded as an employee benefits expense.

Provision for Doubtful Other Accounts

•	Under Korean GAAP, provisions for doubtful accounts other than trade receivables are classified as other expenses while provisions for doubtful trade receivables are classified as selling, general and administrative expenses. Under U.S. GAAP, this provision is recorded as selling, general and administrative expenses considering the original nature of those receivables.

Minority Interest in Equity of Consolidated Subsidiaries

•	Under Korean GAAP, minority interest in equity of consolidated subsidiaries is presented to be included in shareholders’ equity. Under U.S. GAAP, minority interest is presented as an item separate from shareholders’ equity.

Financing to Purchase Treasury Shares

•	Under Korean GAAP, loans provided by the Company to employees to finance purchases of the Company’s shares are accounted for as receivables, and related payment guarantees provided by the Company to a lender are accounted for as a contingency. Under U.S. GAAP, such loans are deducted from stockholders’ equity and the related payment guarantees are recorded as a liability with a corresponding deduction from stockholders’ equity.

Consideration for conversion right

•	Under Korean GAAP, the proceeds from issuance of convertible bonds are allocated between the conversion rights and the debt issued; the portion allocable to the conversion rights is accounted for as capital surplus, with corresponding conversion right adjustment being deducted from related bonds. Such conversion right adjustment is amortized into interest expenses over the period of convertible bonds. Under U.S. GAAP, convertible bonds are analyzed to evaluate whether conversion option are bifurcated and valued. If an embedded conversion option in convertible bond is net cash settled upon the occurrence of an event, which is outside of an entity’s control, U.S. GAAP generally requires bifurcation.

Consolidated subsidiary

•	Under Korean GAAP, when a parent company is expected to lose control over a consolidated subsidiary within one year from the balance sheet date, the subsidiary should not be included in the consolidated financial statements. Under U.S. GAAP, although a parent company has a temporary control over a consolidated subsidiary, the subsidiary should be included in the consolidation.

•	Under Korean GAAP, in computing earnings per share (EPS), when common stock is issued at a price less than fair value, the number of shares equivalent to the discount is treated in a manner similar to stock split or stock dividend, whereby such number of shares is retroactively applied as if they existed as of the beginning of the reporting period. Under US GAAP, however, such retroactive treatment is only allowed for nominal issuances of common stock, which are interpreted to accompany very deep discount and to be rare in occurrence.

New Accounting Pronouncements

•	On January 17, 2003, the FASB issued Interpretation No. 46 (“FIN 46”) - “Consolidation of Variable Interest Entities”, which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as “Special purpose entities (“SPEs”)”. The underlying principle behind the new Interpretation is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. The Interpretation also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity. In December 2003, the FASB released a revision of FIN No. 46 (“FIN No. 46R”) in which the calculation of expected losses and expected residual returns have been altered to reduce the impact of decision maker and guarantor fees. In addition, FIN No. 46R changes the definition of a variable interest. The Company as a foreign private issuer applied either FIN 46 or FIN 46R to variable interest entities (“VIEs”) created after January 31, 2003 and applied FIN 46R for VIEs created prior to February 1, 2003 during 2004. The Company has determined that Cyber Bank, an equity method investee and a manufacturer of telecommunication appliance, is a VIE and that the Company holds variable interests in Cyber Bank, but it is not a primary beneficiary. Therefore, the accounts of Cyber Bank have not been consolidated. The maximum exposure of the Company and subsidiaries to loss as a result of its involvement in Cyber Bank as of December 31, 2004 was Won 25,929 million, representing the total of collateral provided for Cyber Bank and accounts receivable due from Cyber Bank, of which the Company provided reserves of Won 17,745 million as of December 31, 2004. The adoption of this Interpretation did not have a significant impact on the Company’s consolidated financial position or results of operations.

•	In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” SFAS No.151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The Statement is effective for inventory costs incurred during fiscal year beginning after June 15, 2005. Management does not expect this statement will have a material impact on the Company’s consolidated financial position or results of operations.

•	In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No.123 (revised 2004), “Share-Based Payments” (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective from January 1, 2006. Management does not expect that adoption of this statement will have a material impact on the Company’s consolidated financial position or results of operations.

•	In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.153, “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not anticipate that the adoption of this statement will have a material effect on the Company’s consolidated financial position or results of operations.

•	In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections” (“FAS 154”). FAS 154 replaces APB Opinion No. 20, “Accounting Changes” and FAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. FAS 154 requires that a voluntary change in accounting principle be applied retrospectively to prior period’s financial statements as if that principle had always been used. FAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle and correction of errors in previously issued financial statements should be termed a “restatement”. FAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The implementation of FAS 154 is not expected to have a material impact on the Company’s consolidated financial statements.

For a discussion of these and other significant differences between Korean GAAP and U.S. GAAP, see notes 29 and 30 of notes to consolidated financial statements.

Sales, cost of sales, gross profit (loss), operating expenses, operating loss, net income (loss) and shareholders’ equity under U.S. GAAP as of and for the years ended December 31, 2002, 2003 and 2004 are as follows:

	2002		2003		2004
	(in millions of Korean won)
Sales.	(Won)	69,715	(Won)	96,039	(Won)	83,697

Cost of sales		76,786		82,172		60,772
Gross profit (loss)		(7,071)		13,867		22,975
Operating expenses		43,124		35,386		41,618
Operating loss		(50,195)		(21,518)		(18,643)
Net income (loss)		(62,607)		(24,278)		(35,044)
Shareholders’ equity.		148,251		148,909		116,720

Taxation

We have benefited from, and may continue to benefit from, certain tax benefits as set forth below:

•	The Korean tax code provides for various special tax credits for expenses related to the development of technology and human resources and capital investments. However, we could not benefit from such tax credits in 2002, 2003 and 2004 because we did not realize taxable income for these years. Such tax credits can be carried forward for a period of four to seven years from the date of accrual. As of December 31, 2004, we had Won 7,328 million in tax credit carry-forwards expiring between 2006 and the end of 2008.

•	Korean customs duty laws provide for the imposition of a general duty of 8% on certain equipment imported for use in the sector of the economy in which we operate. As a result, in the domestic market our semiconductor test handlers and SMD placement systems benefit from a competitive price advantage compared to similar products imported into Korea. Korean customs duty laws also provide for the imposition of a special duty of 18% on medium-speed general gantry type SMD placement systems with test times slower than 0.1 second per chip. This special duty had been imposed since December 31, 2001.

B. Liquidity and Capital Resources

We have traditionally met our working capital and capital requirements principally from cash provided by operations, while addressing the remainder of our requirements primarily through the issuance of common stock, convertible bonds and short- and long-term borrowings. We believe that our working capital is sufficient for our present requirements.

Net cash provided by (or used in) operating activities in 2002, 2003 and 2004 was (Won 24,340 million), Won 519 million and (Won 8,705 million), respectively. Net cash provided by (used in) investing activities was Won 29,682 million, (Won 10,175 million) and (Won 20,759 million) in 2002, 2003 and 2004, respectively. We received proceeds from disposal of property, plant and equipment in 2002 in the amount of Won 58,655 million for the sale of the office building in Kangnam-gu, Seoul. In 2003, we used Won 22,669 million for the acquisition of the office building and land in Dokok-dong, Seoul. In 2004, we invested in short-term financial instruments in the amount of Won 23,537 million and sold trading securities, net in the amount of Won 21,062 million. Cash from financing activities for the year ended December 31, 2002 was Won 13,375 million. Cash used in financing activities in 2002 was mainly due to a payment of short-term borrowings of Won 21,885 million. While short-term borrowings decreased, long-term borrowings increased by Won 10,000 million for the year ended December 31, 2002. Cash provided by financing activities for the year ended December 31, 2003 was Won 12,217 million. Cash provided by financing activities in 2003 was mainly due to an issuance of 24,927,500 additional shares at Won 1,020 per share. Cash provided by financing activities for the year ended December 31, 2004 was Won 25,235 million. Cash provided by financing activities in 2004 was mainly due to an increase in short-term borrowings of Won 18,775 million.

Cash and cash equivalents, short-term financial instruments, trading securities and current portion of available-for-sale securities as of December 31, 2002, 2003 and 2004 were Won 70,202 million (29% of total assets), Won 57,582 million (25% of total assets) and Won 48,795 million (22% of total assets), respectively. Short-term financial instruments are comprised of time deposits and financial instruments readily convertible into cash within one year. Trading securities are primarily comprised of Korean debt unit trusts. In order to compensate for this decrease in our cash flow, we made a divestiture of our Kangnam Mirae building for approximately Won 60 billion in 2002. The decrease for the year ended December 31, 2003 was mainly due to the acquisition of 4 million shares of Cyber Bank at Won 2,500 per share. As a result of the acquisition, our ownership percentage increased to 28.24% from 1.05%. The decrease for the year ended December 31, 2004 was mainly due to the purchase of merchandise in the amount of Won 4,951 million and construction-in-progress of Won 6,496 million.

Our capital expenditures for the years ended December 31, 2002, 2003 and 2004 were Won 3,238 million, Won 22,669 million and Won 9,872 million, respectively. For the year ended December 31, 2002, we received Won 58,655 million for the disposal of an office building in Seoul and spent Won 3,238 million for capital expenditures. For the year ended December 31, 2003, we spent Won 17,683 million in connection with the purchase of an office building by SoftForum, one of our subsidiaries, in 2003 for Korean GAAP purposes and Won 2,149 million for the construction of a plant in Chun An City. For the year ended December 31, 2004, we spent Won 9,872 million in connection with construction-in-progress of Won 6,496 million and acquisition of tools, furniture and fixtures in the amount of Won 1,720 million.

As of December 31, 2004, we had short-term credit lines with Korea Exchange Bank, Korea Development Bank, Shinhan Bank, Woori Bank and other financial institutions, the aggregate limits of which were Won 11,302 million, Won 19,882, Won 6,755 million, Won 800 million and Won 100 million, respectively, bearing interest rates in the range of 4.4% to 7.7%. As of December 31, 2004, the amounts of these credit lines being used were Won 11,302 million from Korea Exchange Bank, Won 19,882 million from Korea Development, Won 6,755 million from Shinhan Bank and Won 800 million from Woori Bank. Although such facilities have been renewed on an annual basis, no assurance can be given that we will be able to do so in the future. A certain portion of our land and buildings is pledged as collateral for the credit line with Korea Exchange Bank.

As of December 31, 2004, we had long-term credit lines with Korea Development Bank and Korea Exchange Bank bearing interest at rates ranging from 3.03% to 5.50%. The aggregate limit of these credit lines was Won 12,976 million and are due to expire in 2011. As of December 31, 2004, we were utilizing the full amount of this credit line. A certain portion of our land and buildings is pledged as collateral for this credit line.

Traditionally, the functional currency for our operations has been the Korean Won. We believe that with overseas sales, our liquidity may be affected by exchange rate fluctuations, especially rates for US dollars. However, for the periods referred to above, there had been no material operating trends or effects on liquidity as a result of fluctuations in currency exchange rates.

We had total outstanding trade accounts receivable of Won 33,965 million, Won 40,589 million and Won 26,832 million, net of allowance, as of December 31, 2002, 2003 and 2004, respectively.

In the future, we may need to raise additional funds to develop new and enhanced products and to respond to competitive pressures. Such funds, if necessary, would be raised through additional equity or debt financing, credit facilities or disposal of properties, although no assurance can be given that we will be able to obtain such financing, facilities or disposals on satisfactory terms. As our working capital and capital requirements are principally satisfied by cash provided by operations, circumstances affecting our operations will in turn affect our liquidity. Our operations may be detrimentally affected by several factors, including the highly cyclical nature of the electronics, semiconductor and semiconductor related industries, intense competition, economic downturn, especially in Korea, periodic industry downturn, loss of customers and the lack of success of future products or business lines. Any of these factors or a combination thereof could depress our sales revenue and overall profitability and thereby constrain our operating cash flow. For an in-depth discussion of risks related to our operations, see Item 3 “Key Information—Risk Factors”. For an in-depth discussion of factors that have historically affected our operating results, see “—Operating Results”.

We may in the future provide performance guarantees on our affiliates’ or third parties’ behalf, in accordance with common business practices in Korea. Accordingly, collection by a secured party on a guarantee could affect our liquidity. See Notes 13 and 27 to the consolidated financial statements for collateral provided for related parties.

We have provided collateral to Seoul Guarantee Insurance Company guaranteeing the performance of certain of Mirae’s significant customers for their timely delivery of goods and satisfaction of their warranty obligations. In the event Seoul Guarantee collects on our guarantees, our maximum liability is Won 1,000 million. We have also provided a promissory note to a significant customer guaranteeing our performance on a contract. In the event we fail to satisfy our contractual obligations, the customer could utilize the guarantee to cover its resulting losses. Our management does not presently anticipate any losses as a result of any of the above guarantees.

C. Research and Development, Patents and Licenses, Etc.

The semiconductor equipment manufacturing industry is subject to rapid technological change. We believe that continued and timely development and introduction of new and enhanced products is essential for us to maintain our competitive position. We believe a short lead time for product development may contribute to our ability to maintain our competitive position in the global marketplace. If product cycles become shorter due to the rapid pace of technological advancements, we believe that our research and development capabilities may help us maintain our competitive position in the marketplace. In order for us to maintain our competitive position in the global marketplace, Mirae research group is a “six months development lead-time” principle, from the concept design stage to the design verification test stage.

Mirae research group is focusing on developing new generations of mechatronics equipment and software, and on advancing our core competencies and current system features relating primarily to accuracy, reliability and flexibility. Mirae research center has developed core technologies such as machine vision technology, high performance linear motor design technology, intelligent control technology and the distributed motion control technology. Since most of our essential technology is developed by Mirae research group, we do not license outside technology and, consequently, are not obligated to pay royalty fees.

In 2003, Mirae research center developed new SMT equipment named Mx310 and Mx240 and new test handlers named MR2700 and MR5700. High speed chip placement system, Mx310, and multi-functional chip placement system, Mx240, successfully passed qualification process of a large EMS company in the United States. These two models can be used in production of mobile phone with high density PCB. The evaluation of the new SMT machines was accomplished in California and for successful evaluation, Mirae dispatched development engineers to the EMS company for six months. The two new models are currently used for production in PCB assembly line at the company.

In 2004, Mirae research center improved Mx310 to Mx310T and Mx310QP and developed new test handlers named MR2700 and MR5700. High-speed chip placement system, Mx310T, and multi-functional chip placement system, Mx310QP, are under design verification test stage. These two models can be used in production of mobile phone with high density PCB. We expect that they will contribute to our revenue and profits in 2005.

We are well-recognized in the memory test handler market. In 2003, Mirae research center completed development of logic test handler with high throughput, MR2700. MR2700 passed qualification process of a testing house and chip maker in Korea and have been used in production of CIS (CMOS Image Sensor). We expect that MR2700 will contribute to our revenue and profits in 2004. In order to maintain the competitive position in memory test handler marketplace, Mirae research center completed development of memory test handler with 128 parallelism, MR5700, in 2003 and MR5700 product contributed to the revenue of 2003 year. From the second half of 2003, for diversification of our businesses, Mirae research center has focused its resource on the development of assembly and test equipments associated with flash memory cards and mobile phones. These application equipment has been developed by using the technologies accumulated in Mirae research center. As a result, our businesses will be diversified into flash memory card market and mobile phone market and we expect that this equipment will contribute to our revenue and profits in 2005.

Historically, we have placed high strategic importance on fostering our research and development expertise. As a result, our aggregate research and development expenditures for the years ended December 31, 2004, 2003 and 2002 amounted to Won 10,387 million, Won 7,653 million and Won 9,278 million, respectively. Over the next several years, we plan to allocate up to 10% of our sales revenue to research and development expenditures, though this percentage may vary depending upon our financial results in any given year.

For information on our patents and other intellectual property, please refer to Item 4 “Information on the Company—Business Overview—Intellectual Property”.

D. Trend Information

See Item 4 “Information on the Company—Business Overview” and “—Operating Results”.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, change in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, except for variable interests as disclosed in Note 29(t) to the consolidated financial statements..

F. Tabular Disclosure of Contractual Obligations

The tables below set forth our contractual obligations and commercial commitments as of December 31, 2004. For further discussion, see Note 24 of the notes to our consolidated financial statements.

Contractual Obligations as of December 31, 2004

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 year	1-3 years	4-5 years	After 5 years
	(Unit: in millions of Won)
Long-Term Debt	12,976	2,237	6,538	4,201	—
Capital Lease Obligations	160	160	—	—	—
Other Long-Term Obligations	—	—	—	—	—

Total Contractual Cash Obligations	13,136	2,397	6,538	4,201	—

Other Commercial Commitments as of December 31, 2004

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
	(Unit: in millions of Won)
Lines of Credit	38,839	38,839	—	—	—
Standby Letters of Credit	1,035	1,035	—	—	—
Guarantees	2,929	2,929	—	—	—
Other Commercial Commitments	493	493	—	—	—

Total Commercial Commitments	40,138	40,138	—	—	—

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Our Board of Directors consists of five Directors, three of whom are independent non-executive Directors. The functions and duties conferred on the Board of Directors include:

•	convening shareholders’ meetings and providing reports at the shareholders’ meetings;

•	implementing the resolutions of the shareholders’ meetings;

•	determining our business plans and investment plans;

•	formulating our annual budget and final accounts;

•	formulating our proposals for dividend and bonus distributions and for the increase or reduction of capital; and

•	exercising other powers, functions and duties as conferred by our Articles of Incorporation and By-laws.

Our Board of Directors has the ultimate responsibility for the management of our affairs. Under our Articles of Incorporation, our Board must consist of at least three but not more than seven Directors. The term of office for our Directors is three years but may be extended to the close of the ordinary general meeting of shareholders convened in the last fiscal year ending during such term. Our Articles of Incorporation preclude cumulative voting.

In February 1998, in order to enhance the transparency of the management of companies listed on the KRX Stock Market and to provide increased investor protection, the KRX Stock Market enacted a regulation requiring all listed companies to appoint the greater of (a) one outside Director and (b) one-fourth (¼) or more of the total number of Directors, as outside Directors. If a listed company fails to comply with this requirement its common stock may be de-listed from the KRX Stock Market. Pursuant to amendments promulgated on January 21, 2000 to the Korean Securities and Exchange Act of 1962, as amended, certain companies listed on the KRX Stock Market, to be designated by a Presidential Decree, are required to appoint one-half (½) or more, but in any event, no fewer than three, of the total number of Directors as outside Directors. There are no family relationships among the Directors or senior managers of Mirae.

Board of Directors

The following table provides certain information about the members of our Board of Directors.

Name	Age	Year Appointed	Expiration of Term	Position Held
Soon Do Kwon(1)	47	2005	2006	CEO and President of Mirae Corporation Director of SoftForum Co., Ltd. CEO and President of MR TechTown Co., Ltd.

Young Sun Cho(1)	47	2004	2007	President, Chief Executive Officer of Cyber Bank Corporation

Kwang Hyung Lee(1)(2)	50	2005	2008	Outside Director

Kyung Won Chung(1)(2)	55	2005	2008	Outside Director

Yeon Ho Lee(1)(2)	45	2003	2006	Outside Director

(1)	Member of the Governance Committee, Compensation Committee and Outside Director Nominating Committee.
(2)	Member of Audit Committee.

The principal occupation, employment and education histories of the members of our Board are as follows:

Soon Do Kwon joined us as Chief Financial Officer in 1999 and was elected as a Director in March 2000. In May 2003, he was appointed as Vice President. In March 2004, he resigned as Vice President and Chief Financial Officer and appointed as absentee Director at the same time. In January 2005, he was appointed as President, Chief Executive Officer and Director of Mirae and is currently the chairman of the Board of Directors. Prior to joining Mirae, he was employed at Ssangyong Oil and Refinery Co. from 1982 to 1999, during which time he held various positions, including serving as an internal auditor. Mr. Kwon received a B.B.A. from Korea University. Mr. Kwon is a Director of SoftForum Co., Ltd. as well as the President of MR Tech Town Co., Ltd.

Young Sun Cho joined us as a Director on March 2, 2004 and he is a President and Chief Executive Officer at Cyber Bank Corporation. Prior to joining Mirae, Mr. Cho was employed at Daewoo Precision Industries Co., Ltd. in the research and development center. He received a B.E in School of Mechanical and Aerospace engineering from Seoul National University.

Kwang Hyung Lee was elected as an outside Director in 1999. He is a professor at Korea Advanced Institute of Science and Technology. Mr. Lee received a B.S. in Industrial Engineering from Seoul National University and a Ph.D. from Institute National Sciences Appliques de Lyon in Computer Science.

Kyung Won Chung wad elected as an outside Director in March 2005. He is a professor at Korea Advanced Institute of Science and Technology. Mr. Chung received an M.S in Industrial Design from Seoul National University and a Ph.D. in Industrial Design from Manchester Metropolitan University.

Yeon Ho Lee was elected as an outside Director in March 2003. He is a certified public accountant and is currently employed by Dasan Accounting Corporation. He received a Master in Business Administration from Yonsei University.

Senior Management

The following table provides certain information about our senior management.

Name	Age	Year Appointed	Position Held
Jae Doo Yun	60	2004	President of Display Division
Hyo Chul Yun	49	2004	Vice President of ATE Business Unit
Chung Soo Kim	53	2004	Vice President of Display Division
Hee Rak Beom	46	2003	Executive Director of Display Division
Heung Seon Hwang	46	2003	Executive Director of E-Business Business Unit
Ji Hyun Hwang	42	2003	Director of Display Division
Hyeon Tae Kyeong	42	2005	Executive Director of SMT Business Unit
Do Young Cho	46	2003	Director of Display Division
Suk Joo Ko	40	2004	Director of Accounting Team; Currently performing the role of CFO CFO of Miraeonline Co., Ltd.
Laurent Robert	38	2004	Director of SMT Software Team

The principal occupation, employment and education histories of the senior managers are as follows:

Jae Doo Yun joined us in 2004 as President of New Business Development and now he serves as President of Display Division. Prior to joining us, Mr. Yun worked at Kumho Electric Inc. and Wooyoung Co., Ltd. as a Chief Executive Officer and President. Mr. Yun received an M.E. in Machinery Engineering from ChonBuk National University.

Hyo Chul Yun joined us as an Executive Vice President of the ATE Business Unit in 2004. Prior to joining Mirae, Mr. Yun worked at Hanla Heavy and Machinery Co., Ltd as director of R&D Center from 1991 to 1999 and also was employed at Mediana Electronics, which is formerly known as SSI Co., Ltd as a president and chief executive officer. Mr. Yun received a Ph.D. in Machinery Engineering from Korea Advanced Institute of Science & Technology.

Chung Soo Kim joined us as an Executive Director of Display Division in 2004. Prior to joining us, Mr. Kim worked at GLD Co., Ltd as Vice President. Mr. Kim received a Ph.D. in chemistry from Korea Advanced Institute of Science & Technology.

Hee Rak Beom joined us in 1997 as Director of the R&D Division and now he serves as Executive Director of Display Division. Prior to joining us, Mr. Beom worked at LG Electronics Co. R&D Center and at LG Industrial Systems Co. as a general manager in the R&D Center. Mr. Beom received a Ph.D. in Mechanics from Korea Advanced Institute of Science & Technology.

Heung Seon Hwang joined us in 2000 as a Director of the Production Division and currently holds the position of Executive Director of E-Business Business Unit. Prior to joining us, Mr. Hwang worked for Samsung Electronics Co. and Samsung Techwin as a Unit Leader. Mr. Hwang graduated from Hongsung College.

Ji Hyun Hwang joined us in 1998 and currently serves as a Director of Display Division. Mr. Hwang worked for LG Industrial Systems Ltd. as a senior research engineer and received an M.S. in Precision Machinery Engineering from Han Yang University.

Hyeon Tae Kyeong joined us in 1997 and currently serves as Executive Director of the SMT Business Unit. Mr. Kyeong worked for LG Industrial Systems Ltd. as a manager of research and development. Mr. Kyeong received an M.S. in Applied Mechanics from Yonsei University.

Do Young Cho joined us as a Director of Display Division in December 1, 2003. Prior to joining us, Mr. Cho was employed at SangNong Corporation as a Research Engineer of R&D Center from 1984 to 1986 and also was worked at Samsung SDI as Research Engineer of R&D Center from 1987 to 2000. From 2001 to 2003, Mr. Cho worked at Young System Co., Ltd. as a Director of Sales Division.

Suk Joo Ko joined us in 2000 as a General Manager of Accounting Team and currently holds the position as a Director of Accounting Team as well as the Chief Financial Officer of Mirae Online Co., Ltd., which is a subsidiary of Mirae. Mr. Ko is also currently performing the role of our Chief Financial Officer. Prior to joining us, Mr. Ko worked at Planning Department of SK Corporation and also was employed at Ahn Kwon & Co., in the International Department. Mr. Ko is a certified public accountant and received a B.A. in Business Administration from Yonsei University.

Laurent Robert joined us in 1998 and currently serves as a Director and Chief Research Engineer of SMT Software Team. Mr. Laurent received a B.Sc in microelectronics in 1988, an M.Sc in microelectronics in 1989 from Montpellier University and a Ph.D. degree in Computer Science from the university of Montpellier.

B. Compensation

Directors’ and Senior Managers’ Compensation

We pay our Directors salaries and bonuses as determined by shareholder resolutions, which is determined on an annual basis. For the year ended December 31, 2004, the aggregate compensation (salaries, bonuses and allowances) paid and accrued to all Directors and senior managers as a group was approximately Won 1,314 million. In addition, the aggregate amount set aside for all Directors and senior managers as a group for pension, retirement and insurance was approximately Won 131 million. The foregoing amounts do not include amounts expended by us for automobiles made available to our Directors and senior managers, expenses reimbursed to Directors and senior managers (including business travel expenses and professional and business association dues and expenses) and other benefits commonly reimbursed or paid by companies in Korea.

Stock Options Granted to Employees, Directors and Senior Managers

As of March 31, 2005, stock options to our employees representing 6,585,227 common shares of the Company remain outstanding. In March 2001, with the approval of our shareholders, an aggregate of 3,201,045 stock options exercisable into the same number of our common shares were granted at an exercise price of Won 1,379 per share, which shall became exercisable on March 24, 2004 and expire on March 23, 2009. However, 1,477,898 stock options were cancelled upon employees’ resignation and 1,723,147 stock options remain unexercised. In June 2002, with the approval of our shareholders, an aggregate of 1,072,456 stock options exercisable into the same number of our common shares were granted at an exercise price of Won 1,261 per share, which became exercisable on June 25, 2004 and expire on June 24, 2009. However, 383,020 stock options were cancelled upon employees’ resignation and 689,436 stock options remain unexercised. In March 2003, with the approval of our shareholders, an aggregate of 2,599,025 stock options exercisable into the same number of our common shares were granted at an exercise price of Won 988 per share, which became exercisable on March 22, 2005 and expire on March 21, 2010. However, 529,659 stock options were cancelled upon employees’ resignation and 2,069,366 stock options remain unexercised.

In July 2003, with the approval of our shareholders, an aggregate of 1,288,690 stock options exercisable into the same number of our common shares were granted at an exercise price of Won 1,368 per share, which shall be exercisable on July 16, 2005 and expire on July 15, 2010. However, 322,172 stock options were cancelled upon employees’ resignation and 966,518 stock options remain unexercised.

In March 2004, with the approval of our shareholders, an aggregate of 1,350,000 stock options exercisable into the same number of our common shares were granted at an exercise price of Won 1,218 per share, which shall be exercisable on March 20, 2006 and expire on March 19, 2011. However, 213,240 stock options were cancelled upon employees’ resignation and 1,136,760 stock options remain unexercised.

We use our stock option plans to reward the performance of our officers and other employees who have contributed and/or have the ability to contribute significantly to our business. When the length of employment is less than two years after the grant of stock options, we may cancel the stock options awarded. Upon exercise of stock options, at the sole discretion of the Board of Directors, we may (i) grant newly issued common stock, (ii) grant treasury stock or (iii) grant the net difference in exercise price and market price with either cash and/or treasury stock. As described in note 2(v) to our consolidated financial statements, we adopted the fair value based method of accounting for the stock option compensation plan, in which fair value is determined using the Black-Scholes option-pricing model, without considering a volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. Under this accounting policy, total compensation costs were valued at Won 1,267 million and Won 2,255 million for options granted in 2003 and 2004, respectively, and are recognized over the service period (i.e., 2 years). Compensation cost amounting to Won 356 million and Won 802 million in 2003 and 2004, respectively, were recognized.

List of Stock Option Awarded

to Directors and Senior Managers

Name	Position	Stock Option*	Number of Stock Options Exercised
Soon Do Kwon	CEO & President	129,079	None
Tae Seok Oh	Senior Research Engineer	25,815	None
Byeong Sung Lee	Team Leader of ATE Business Unit Worldwide sales Team	81,708	None
Heung Seon Hwang	Executive Director of E-Business Business Unit	288,028	None
Hee Rak Beom	Executive Director of Display Division	187,715	None
Hyeon Tae Kyeong	Executive Director of SMT Business Unit	187,715	None
Ji Hyun Hwang	Director of Display Division	187,715	None
Kwang Hyung Lee	Outside Director	19,361	None

Name	Position	Stock Option*	Number of Stock Options Exercised
Yo Hwan Kim	Production Team Leader of ATE Division	101,070	None
Hyo Won Kim	R&D Team Manager of SMT Business Unit	25,815	None
Laurent Robert	Director & Chief Research Engineer of SMT Software Team	129,075	None
Jeong Eui Song	General Manager of Quality Management Team of ATE Business Unit	61,588	None
Jae Myeong Song	R&D Team Leader of ATE Business Unit	87,403	None
Suk Joo Ko	Director of Accounting Team	101,070	None
Gun Hong Yang	General Manager of Management Planning Team	87,403	None
Mi Ri Chung	General Manager of Investor Relation Team	87,403	None
Gi Hoon Joung	Team Leader of Finance & Accounting	81,708	None
Do Young Cho	Director of Display Division	150,000	None
Young Sung Park	Team Leader of Information Technology Team	87,403	None

*	All stock options are exercisable into the same number of our common shares.

C. Board Practice

Audit and Other Committees

Audit Committee

Pursuant to the rules of The Nasdaq National Market, our Board of Directors established an Audit Committee in November 1999 to review Mirae’s financial reporting, administrative systems and internal control systems and structure. The Audit Committee also reviews Mirae’s policies relating to the avoidance of conflicts of interest. Our Audit Committee members are Mr. Kwang-Hyung Lee, Mr. Kyung-Won Chung and Mr. Yeon-Ho Lee. Pursuant to an amendment to the Korean Commercial Code, effective as of December 31, 2002, certain companies may establish an Audit Committee in lieu of a statutory auditor. In addition, pursuant to the January 2000 amendments to the Korean Securities and Exchange Act, certain companies listed on the KRX Stock Market, which will be designated by Presidential Decree, are required to establish an Audit Committee. In each case, the Audit Committee must consist of three or more members, two-thirds or more being outside Directors. For background information on our Directors who are members of the Audit Committee, see “ITEM 6—Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors”.

Governance Committee

The Governance Committee oversees the composition, structure and evaluation of the members of the Board of Directors and its committees, and develops and maintains a set of corporate governance guidelines. Our Governance Committee members are Mr. Soon Do Kwon, Mr. Young Sun Cho, Mr. Kwang Hyung Lee, Mr. Kyung-Won Chung and Mr. Yeon Ho Lee.

Compensation Committee

The Compensation Committee oversees our programs that foster employee and executive development, determines executive compensation and oversees significant employee benefits programs, policies and plans relating to our employees and executives. Our Compensation Committee members are Mr. Soon Do Kwon and Mr. Young Sun Cho, Mr. Kwang Hyung Lee, Mr. Kyung-Won Chung and Mr. Yeon Ho Lee.

Outside Director Nominating Committee

The Outside Director Nominating Committee assists the Board of Directors in identifying individuals qualified to be outside directors. The Outside Director Nominating Committee members are Mr. Soon Do Kwon, Mr. Young Sun Cho, Mr. Kwang Hyung Lee, Mr. Kyung-Won Chung and Mr. Yeon Ho Lee.

D. Employees

Competition for technical personnel in our industry is intense. We believe that we have been successful in recruiting qualified employees, and that our future success depends in part on our continued ability to hire, assimilate and retain qualified personnel.

We maintain a retirement plan, as required by Korean labor law, pursuant to which an employee terminating his or her employment after one year or more of service is entitled to receive a lump-sum payment based on length of service and average monthly compensation over the employee’s final three months. We have an employee stock ownership association through which members may, with certain exceptions, purchase up to an aggregate of 15% of any of our shares offered publicly in Korea.

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

	Number of Employees
	At December 31,			At March 31, 2005
	2002	2003	2004
Management & Administration	148	46	61	65
Research & Development	78	79	114	90
Manufacturing	53	105	58	64
Sales & Marketing	21	71	68	69
Total	300	301	301	289

E. Share Ownership

The following table sets forth the beneficial ownership of our common shares by our directors and senior managers:

Shareholder	Number of shares issued and outstanding	Percentage shareholder ownership(1)
Soon Do Kwon	40,250	0.02%
Moon Soul Chung(2)	22,395,692	13.86%

(1)	Calculation includes the 1,474,139 shares of stock held in treasury by us.
(2)	Mr. Chung is our founder and served as President since our inception in 1983 and as Chief Executive Officer, Chairman of the Board of Directors and Representative Director since our incorporation in 1990. Mr. Chung resigned from these positions as of January 3, 2001 and is currently named Honorary Chairman of the Board of Directors. This number includes 22,395,692 (12.50%) held by Moon Soul Chung, 1,744,081 (0.97%) held by Boon Soon Yang (wife), 275,824 (0.15%) held by Eun Kyoung Chung (daughter), 137,770 (0.08%) held by Eun Hee Chung (daughter), 137,770 (0.08%) held by Jin Man Chung (son) and 137,278 (0.08%) held by Ki Won Chung (son).

For information regarding ownership of stock options to acquire our common shares which are held by our Directors, senior managers and employees, please refer to “—Compensation—Stock Options Granted to Employees, Directors and Senior Managers”.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

To the best of our knowledge, our only major shareholder (i.e., shareholder beneficially owning five percent (5%) or more of our common shares) is Mr. Moon Soul Chung, our former Chairman of the Board, President and Chief Executive Officer until January 3, 2001. As of December 31, 2004, Mr. Chung held 12.50% of the issued and outstanding shares and, including his family members, 13.86% of the issued and outstanding shares and his voting rights as a holder of our common shares do not differ from the rights of our other shareholders. For a description of Mr. Chung’s shareholdings, please see “Item 6—A. Directors, Senior Management and Employees—Share Ownership”.

B. Related Party Transactions

We have, in the ordinary course of our business, purchased and have invested in the equity securities of shares of companies with which we conduct business. All such business is conducted on an arm’s-length basis. We believe that these transactions are not material to our business. We believe that all of the transactions described below have terms that are no more favorable to either party than had such transactions been negotiated between independent parties.

•	We sold Won 58 million and Won 1,351 million of SMD placement systems to Mirae America, Inc., a 50%-owned subsidiary, in 2003 and 2004, respectively, and paid to Mirae America sales commissions of Won 289 million in 2003 and Won 135 million in 2004. As of December 31, 2004, we had a balance of Won 2,266 million in accounts receivable, Won 800 million of advance payments and Won 135 million of accrued expenses in connection with our dealings with Mirae America.

•	We sold Won 1,063 million and Won 1,143 million of SMD placement system to Mirae Hong Kong Co., Ltd., a 99%-owned subsidiary in 2003 and 2004, respectively. We had a balance of Won 624 million and Won 785 million in accounts receivable, Won 14 million and Won 62 million of accounts payable in connection with our dealings with Mirae Hong Kong in 2003 and 2004, respectively.

•	We imported and sold telecommunication devices, including personal digital assistants, to Cyber Bank Co., Ltd. The total amounts of sales were Won 3,974 million, Won 7,494 million and Won 530 million in 2002, 2003 and 2004, respectively. In addition, we received interest income of Won 235 million in 2002 due on a late payment of Won 2,382 million in accounts receivable. We had a balance of Won 6,065 million and Won 5,929 million of accounts receivable in 2003 and 2004, respectively.

•	In 2003, we made an additional acquisition of 4,000,000 common shares of Cyber Bank at Won 2,500 per share. As a result of the acquisition, our ownership percentage increased to 28.25%, which percentage included the investment made by SoftForum (which raised SoftForum’s ownership interest to 1.46% from 1.05%), and the accounting method for the investment in Cyber Bank was changed to the equity method of accounting from the cost method. However, the ownership percentage decreased to 26.87% due to the exclusion of SoftForum from consolidated subsidiary as a result of the sale of our ownership interests in SoftForum in 2005. As of December 31, 2004, we provided collateral of short-term financial instruments in the amount of Won 18,000 million for borrowings of Cyber Bank and also provided allowance for loss on collateralized assets totaling Won 14,816 million as the management believed that such amount would not likely be paid by Cyber Bank.

•	On December 16, 2002, SoftForum made an acquisition of 359,997 common shares of Alpha Logics Co., Ltd. at Won 5,000 per share, or Won 1,800 million in aggregate, from Cyber Bank. This acquisition was part of management strategy to enhance SoftForum’s security market, including security solutions and related equipment. In 2004, we paid to MR Tech Town Corporation, SoftForum’s affiliated company, a rental fee of Won 32 million.

Sales to our affiliates totaled approximately Won 1,881 million in 2004. For the years ended December 31, 2002, 2003 and 2004, the related party transactions were primarily with Mirae America, Cyber Bank and Testech. For further information, see note 13 to our consolidated financial statements.

ITEM 8. Financial Information

A. Consolidated Statements And Other Financial Information

Consolidated Financial Statements

See Item 18 “Financial Statements” and pages F-1 to F-50 following Item 19.

Legal Proceedings

In February 2004, we applied for a provisional injunction against Techwing in Suwon Central District Court for allegedly infringing on four of our patents. The provisional injunction seeks to prohibit Techwing from making, using and selling memory test handlers. In addition, in December 2004, we filed a claim for provisional attachment with the Suwon District Court, in the amount of Won 11.7 billion, for compensation of damages with respect to Techwing’s infringement of our patents concerning memory test handlers. The Suwon District Court has granted the attachment over amounts due to Techwing from the sale of its products to Hynix Semiconductor Inc. Techwing filed a claim against us before Suwon District Court, seeking damages for wrongfully interfering with business relations of Techwing. Suwon District Court granted a provisional attachment in the amount of Won 6 billion on amounts due to us from Hynix Semiconductor Inc. as sought by Techwing.

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

Dividend Distribution Policy

Our Board of Directors determines annually the payment of dividends, if any, with respect to our shares on a per share basis. Any final dividend for a financial year is subject to shareholders’ approval. A decision to declare or to pay any dividends in the future, and the amount of any dividends, will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our Directors may determine are important. We have not paid any dividends for the years ended December 31, 2002, 2003 and 2004.

B. Significant Changes

No significant changes have occurred since the date of our consolidated financial statements for the fiscal year ended December 31, 2004.

ITEM 9. The Offer and Listing

Shares of our common stock are traded in Korea on the KRX Stock Market. Our American Depositary Shares (“ADSs”) are quoted on The Nasdaq National Market under the symbol “MRAE”.

Each ADS represents two shares of our common stock. ADRs evidencing ADSs are issued by The Bank of New York as Depositary.

The table below shows the high and low closing prices (in Won and U.S. dollars, as applicable) of trading activity on the KRX Stock Market for our common stock since 1999 and on The Nasdaq National Market for our ADSs since November 17, 1999. With respect to our common stock, the share prices and average daily trading volume have been adjusted to reflect a 50 for one stock split effected on March 2, 1998. Liquidity of our ADSs may be limited as an active market for these securities has not yet developed.

	(KRX figures in Won, NASDAQ figures in US$)
	KRX(1)		NASDAQ(2)
Year	High	Low	High	Low
2004(3)	1,475	530	3.60	0.80
2003(3)	2,065	1,055	3.90	1.75
2002	3,480	1,250	5.75	2.00
2001	2,840	740	3.625	1.37
2000	11,300	1,260	23.00	1.063

Year	Quarter	KRX (1)		NASDAQ(2)
		High	Low	High	Low
2003(3)	1Q	1,500	1,055	2.75	1.69
	2Q	2,065	1,095	3.05	1.75
	3Q	1,955	1,360	3.90	1.90
	4Q	1,835	1,055	3.80	1.75
2004(3)	1Q	1,475	1,055	3.60	1.66
	2Q	1,365	680	2.25	1.25
	3Q	800	530	1.70	0.81
	4Q	770	600	1.19	0.80
2005(3)	1Q	860	655	1.60	1.09

(1)	Source: KRX Stock Market.
(2)	Source: Bloomberg.
(3)	We issued 24,927,500 shares of common stock on October 22, 2003 for Won 1,020 per share, representing approximately 5.12% of the issued and outstanding shares at such time. Such shares of common stock were issued at discount to the then market price. We also declared and paid a 20% stock dividend in 2003.

Month	KRX(1)		NASDAQ(2)
	High	Low	High	Low
December 2004	690	610	1.17	0.9
January 2005	860	660	1.57	1.09
February 2005	830	750	1.49	1.09
March 2005	815	655	1.60	1.30
April 2005	740	645	1.60	1.46
May 2005	720	640	1.50	1.10
June 2005 (through June 28, 2005)	830	685	1.54	1.07

(1)	Source: KRX Stock Market
(2)	Source: Bloomberg.

ITEM 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Article 2 of our Articles of Incorporation states our business objectives as being the following: the manufacture and sale of semiconductor equipment, automation equipment, electronic precision instruments, manufacture and sale of software, the leasing of real estate, the data base business (internet related business), the electronic communication sales business (electronic commerce related business), the cable broadcasting business, manufacture and sale of communications equipment and measuring instruments for communications equipment, development and sale of display products, manufacture and sale of lighting related products, the trade business, and business incidental or related to the foregoing.

No Director with a special interest as defined under the KCC with respect to a resolution of the Board of Directors may exercise his voting right. The remuneration for Directors is determined annually by resolution of a general meeting of shareholders. Severance allowances for Directors are paid in accordance with the Officer’s Severance Pay Regulation of the Company, adopted by resolution of a general meeting of shareholders annually.

C. Material Contracts

On March 24, 2005, we disposed of 2,726,800 shares of common stock in SoftForum to a third party for an aggregate consideration of Won 9,010 million. As a result of such disposal, our ownership percentage of SoftForum decreased to 7.51% and SoftForum were excluded from consolidation for the year ended December 31, 2004 in accordance with Korean GAAP, as under Korean GAAP, when a parent company is obviously expected to lose control over a consolidated subsidiary within one year from the balance sheet date, the subsidiary is not be included in the consolidated financial statements for such fiscal year.

On January 19, 2005, we entered into a contract for sale of the real property and the building located at Hwasung City for Won 24 billion. On January 24, 2005, we also entered into an agreement for the sale of an office building and the underlying real property in Bundang for Won 11,550 million Won.

In January and February of 2005, we pledged our time deposits in the aggregate amount of Won 8 billion to secure the obligations of Cyber Bank with respect to its working capital financing to various financial institutions.

D. Exchange Controls

Korea Foreign Exchange Controls and Securities Regulations

General

Prior to April 1, 1999, investments in Korean securities by non-residents and issuance of securities outside of Korea by Korean companies were regulated by the Foreign Exchange Management Act and the Presidential Decrees and regulations thereunder (collectively, the “Foreign Exchange Management Laws”). On April 1, 1999, the Foreign Exchange Management Laws were abolished and the Foreign Exchange Transaction Act and the Presidential Decree and regulations thereunder (collectively, the “Foreign Exchange Transaction Laws”) were enacted. Under the Foreign Exchange Transaction Laws, many restrictions on foreign exchange transactions have been deregulated and many currency and capital transactions have been liberalized. Although non-residents may invest in Korean securities only to the extent specially allowed by such laws or otherwise permitted by the Minister of Finance and Economy, many approval requirements have become more lenient. However, the Government has instituted certain measures to curb capital flight and international money laundering which may result from liberalization of capital transfer. The Financial Supervisory Commission (“FSC”) also has adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners (as defined therein) in Korean securities and regulate issuance of securities outside Korea by Korean companies.

Under the Foreign Exchange Transaction Laws, if the Government deems that certain emergency circumstances, including, but not limited to, sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payment or a substantial disturbance in the Korean financial and capital markets, are likely to occur, it may impose any necessary restrictions, other than in respect of foreign investments prescribed under the Foreign Investment Promotion Act, such as requiring foreign investors to obtain prior approval from the Minister of Finance and Economy (“MOFE”) for the acquisition of Korean securities or for the repatriation of interest, dividends or sales proceeds arising from Korean securities or from disposition of such securities.

Government Review of Issuance of ADSs

In order for the Company to offer to purchase common stock held in treasury in the form of ADSs or issue common stock represented by the ADSs, the Company is required to file a prior report of such offer or issuance with the MOFE (in case the amount exceeds $30 million) or a designated foreign exchange bank (in case the amount is $30 million or less). No further Korean government approval is necessary for the initial offering and issuance of the ADSs.

In order for a depositary to receive any existing common stock from holders of such common stock (other than from the Company) for the purpose of issuance of depositary receipts representing such common stock, the Depositary is required to obtain the Company’s consent. The Company has agreed that it will consent to any deposit if the deposit will not violate applicable law or its Articles of Incorporation. No assurance can be given that the Company will always grant such consent. Therefore, a holder of ADSs who surrenders ADSs and withdraws common stock may not be permitted subsequently to deposit such common stock and obtain ADSs.

Reporting Requirements for Holders of Substantial Interests

Under the Korean Securities and Exchange Act, any person whose direct or beneficial ownership of common stock (whether in the form of common stock or ADSs), certificates representing the right to subscribe for common stock and certain equity related debt securities such as convertible bonds, bonds with warrants and certain exchangeable bonds (collectively, the “Equity Securities”), together with any Equity Securities beneficially owned by certain related persons or by any person acting in concert with such person, accounts for 5% or more of the aggregate of the total issued shares of common stock and those other Equity Securities issued by the Company, is required to report the status and purpose (e.g., whether to seek management control) of such holdings to the FSC and the Korea Exchange within five business days after reaching the 5% ownership interest. In addition, any change in the ownership interest subsequent to such report which equals or exceeds 1% of the aggregate of the total issued shares of common stock and those other Equity Securities issued by the Company or change in the purpose of the holdings is required to be reported to the FSC and the Korea Exchange within five business days from the date of such change (or within the first ten days of the month immediately following the month in which the change occurred, in the case of an institutional investor with no intent to seek management control). The above reporting requirement also applies to a person who has already reported the ownership of stock accounting for 5% or more of the total issued shares of common stock and those other Equity Securities issued by the Company, but has changed its intent to seek management control.

Violation of such reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to that portion of Equity Securities exceeding 5% which violated such reporting requirements. In addition, the FSC may issue an order to dispose of such non-reported Equity Securities. Any person who reports` management control as the purpose for its holdings is prohibited from acquiring additional shares of the issuer or from exercising voting rights for the following five days from the reporting date.

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of the Company’s common shares accounts for 10% or more of the total issued and outstanding shares with voting rights (a “major shareholder”) must report the status of his/her shareholding to the Korea Securities Futures Commission and the Korea Exchange within 10 days following the date on which the person becomes a major shareholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Korea Securities Futures Commission and the Korea Exchange by the 10th day of the calendar month immediately following the month in which the relevant change occurred. Violations of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment.

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

Restrictions Applicable to Common Stock

As a result of amendments to the Foreign Exchange Transaction Laws and FSC regulations (together, the “FSC Rules”) adopted in connection with the stock market opening from January 1992 and thereafter, foreigners are permitted to invest, with certain exceptions and subject to certain procedural requirements, in all shares of Korean companies unless prohibited by specific laws. Foreign investors may trade shares listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange only through the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange except in certain limited circumstances, including odd lot trading of shares, acquisition of shares (“Converted Shares”) by exercise of warrant under bonds with warrants, conversion right under convertible bonds, exchange right under exchangeable bonds or withdrawal right under depositary receipts, where such bonds with warrants, convertible bonds, exchangeable bonds and depositary receipts have been issued outside of Korea by a Korean company, acquisition of shares as a result of exercising allocable conversion rights attached to domestic convertible bonds, bonds with warrants and exchangeable bonds issued by listed companies, acquisition of shares by foreign companies as a result of a merger, acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights (including preemptive rights or rights to participate in free distributions and receive dividends), acquisition or disposition of shares in connection with a tender offer, sale or purchase of securities through a public bidding among large number of bidders, and acquisition of shares by exercising rights granted under a covered warrant. Odd lot trading of shares outside the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange must involve a licensed securities company in Korea as the other party. Foreigners are prohibited from engaging in margin transactions involving borrowed securities with respect to shares which are subject to a foreign ownership limit.

The FSC Rules require a foreign investor who wishes to invest in shares on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange (including Converted Shares) to register its identity with the Financial Supervisory Service prior to making any such investment; provided, however, that such registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition thereof. Upon registration, the Financial Supervisory Service will issue to the foreign investor an Investment Registration Card which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an Investment Registration Card include foreign nationals (who are individuals with residence abroad for six months or more), foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by the decree of the MOFE under the Korean Securities and Exchange Act. All Korean branches of a foreign corporation as a group are treated as a separate foreigner from the head office of the foreign corporation. However, a foreign corporation or a depositary issuing depositary receipts may obtain one or more Investment Registration Cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the Stock Market Division or KOSDAQ Market Division of the Korea Exchange, no separate report by the investor is required because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Stock Market Division or KOSDAQ Market Division of the Korea Exchange, (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor of the Financial Supervisory Service at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Stock Market Division or KOSDAQ Market Division of the Korea Exchange, in the case of trades in connection with a tender offer, odd lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor of the Financial Supervisory Service by the securities company engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), asset management companies, futures trading companies, and internationally recognized foreign custodians to exercise shareholders’ rights, place an order to sell or purchase shares or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of such foreign investor.

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

Under the FSC Rules, with certain exceptions, all foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, certain designated public corporations are subject to a 40% ceiling on acquisitions of shares by foreigners in the aggregate. With certain exceptions, certain companies designated by the government as being “public corporations” may set a ceiling on the acquisition of shares by a single person within 3% of the total number of shares in their articles of incorporation. Of the Korean companies listed on the Stock Market Division or KOSDAQ Market Division of the Korea Exchange, Korea Electric Power Corporation has been so designated. The FSC may increase or decrease these percentages if it deems necessary for the public interest, protection of investors or industrial policy. There currently is no foreign investment ceiling that applies to our shares. Furthermore, an investment by a foreign investor of not less than 10% of the outstanding shares with voting rights of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to report to the Ministry of Commerce, Industry and Energy which delegates its authority to receive such report to foreign exchange banks or the Korea Trade Investment Promotion Agency under the relevant regulations. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that the restrictions are prescribed in each specific law which regulates the business of the Korean company.

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must open a foreign currency account and a won account exclusively for stock investments (“Foreign Currency Account” and “Won Account”, respectively). No approval is required for remittance into Korea and deposit of foreign currency funds in the Foreign Currency Account. Foreign currency funds may be transferred from the Foreign Currency Account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the Foreign Currency Account may be remitted abroad without any governmental approval.

Dividends on common stock are paid in won. No governmental approval is required for foreign investors to receive dividends on, or the won proceeds of the sale of, any such shares to be paid, received and retained in Korea. Dividends paid on, and the won proceeds of the sale of, any such shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s securities company or his Won Account. Funds in the investor’s Won Account may be transferred to his Foreign Currency Account or withdrawn for local living expenses (provided that any withdrawal of local living expenses exceeding a certain limit will be reported to the tax authorities by the foreign exchange bank at which the Won Account is maintained). Funds in the Won Account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

Securities companies and asset management companies are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through such accounts, these securities companies and asset management companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and won funds, either as a counterpart to or on behalf of foreign investors, without such investors having to open their own accounts with foreign exchange banks.

The Korean Securities and Exchange Act was amended several times from January 1997 through January 2005 to internationalize the systems for issuing and distributing securities and the systems for mergers and acquisitions of businesses, to enhance the autonomy of the securities industry through deregulation and to strengthen the independence of auditors and the protection of minority shareholders. The amendments made the tender offer requirements more specific by requiring a tender offer where the purchaser and the persons who have a special relationship with the purchaser will hold 5% or more of the total issued and outstanding shares with voting rights concerned as a result of the purchase of the shares outside the Stock Market Division or KOSDAQ Market Division of the Korea Exchange from a certain number of persons, enhanced the rights of minority shareholders, repealed certain limitations for the acquisition of its own shares by a listed company, permitted stock splits by companies of shares listed on the Stock Market Division or KOSDAQ Market Division of the Korea Exchange with a par value of not less than Won 100 and permitted the payment of interim dividends on a quarterly basis by companies listed on the Stock Market Division or KOSDAQ Market Division of the Korea Exchange if provided for in their articles of incorporation. In addition, to strengthen the protection of shareholders, the amendments also include the requirement that companies listed on the Stock Market Division of the Korea Exchange and companies exceeding a certain size that are listed on the KOSDAQ Market Division of the Korea Exchange appoint a certain minimum number of outside directors to their boards; companies listed on the Stock Market Division of the Korea Exchange or companies listed on the KOSDAQ Market Division of the Korea Exchange that exceed a certain size are required to maintain an audit committee; and a company listed on the Stock Market Division or KOSDAQ Market Division of the Korea Exchange is, in principle, prohibited to engage in the act of providing a loan, lending of property, pledging collateral, and providing guarantees, for the benefit of any of the major shareholders, directors and statutory auditor of such company.

E. Taxation

Korean Taxation

The following is a summary of the principal Korean tax consequences to owners of ADSs that are non-resident individuals or non Korean corporations without a permanent establishment in Korea to which the relevant income is attributable (“non-resident holders”). The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of common stock, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

Taxation of Dividends

For the purpose of Korean taxation of distributions made on common stock represented by ADSs, a non-resident holder will be treated as the owner of the common stock represented by such ADS. Dividends paid (whether in cash or in shares) to a non-resident holder are generally subject to withholding tax at a rate of 27.5% (which includes a 10% local tax) or such lower rate as is applicable under a treaty between Korea and such non-resident holder’s country of tax residence. Such tax is required to be deducted from such dividends and only the net amount is paid to the non-resident holder of the common stock. In order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, the non-resident holder must submit to the Company, prior to the dividend payment date, such certificate of residence for the purpose of the tax treaty as may be required by the Korean tax authorities. Certificate of residence may be submitted to the Company through the Depositary. In addition, effective July 1, 2002, to obtain the benefit of a non-taxation or tax exemption available under applicable tax treaties, the non-resident holder must submit to the Company an application for non-taxation or tax exemption prior to the dividend payment date, together with a certificate of tax residence issued by a competent authority of the non-resident holder’s tax residence country. Excess taxes withheld are not automatically recoverable even if the non-resident holder subsequently produces evidence that it was entitled to have taxes withheld at a lower rate.

Under the income tax treaty between the United States and Korea (the “U.S. Korea Tax Treaty”), the maximum rate of withholding on dividends paid to U.S. residents eligible for treaty benefits generally is 15% (10% if the recipient of the dividends has owned at least 10% of the outstanding shares of the voting stock of the Company and certain other conditions are satisfied) which does not include withholding of local tax. If local withholding tax is included, the maximum rate of withholding is generally 16.5%. A beneficial owner of ADSs or common stock generally will be entitled to benefits under the U.S. Korea Tax Treaty if it (i) is an individual U.S. resident, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States as the income of a U.S. resident; (ii) is not also a resident of Korea for purposes of the U.S. Korea Tax Treaty; (iii) is not subject to an anti treaty shopping article that applies in limited circumstances; and (iv) does not hold ADSs or common stock in connection with the conduct of business in Korea through a permanent establishment or the performance of independent personal services in Korea through a fixed base.

Distributions of free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid in capital may be subject to Korean tax.

Taxation of Capital Gains

In the absence of any applicable treaty, a non-resident holder will generally be subject to Korean taxation on capital gains realized on a sale of ADSs or of common stock acquired as a result of a withdrawal of common stock underlying ADSs. However, capital gains earned by a non-resident without a permanent establishment in Korea from the sale of shares on the Stock Market Division or KOSDAQ Market Division of the Korea Exchange(such as the common stock or ADSs) may be exempt from Korean withholding tax if the non-resident seller, together with certain of its related parties, did not own or has not owned 25% or more of the total issued and outstanding shares of the company at any time during the year of the transfer date and during the five years before the year within which the transfer occurs. Under the Special Tax Treatment Control Law, capital gains earned by a non-resident holder (whether or not they have a permanent establishment in Korea) from the transfer outside Korea of securities issued outside Korea by a Korean company which are denominated in a foreign currency or satisfy certain criteria established by the MOFE are exempt from Korean taxation. The Korean tax authorities have issued a tax ruling confirming that depositary receipts (which would include the ADSs) are deemed to be securities issued outside Korea by the issuer of the underlying stock. Further, capital gains earned by a non-resident from the transfer of stocks issued by a Korean company are also exempt from Korean taxation if sold through an overseas securities market having functional similarity to the Stock Market Division or KOSDAQ Market Division of the Korea Exchange under the Korean Securities and Exchange Act.

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

Capital gains with respect to the sale of ADSs, or common stock which were acquired by a non-resident holder as a result of a withdrawal, would be calculated based on the acquisition cost to such holder of the ADSs representing such common stock, although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty which exempts or reduces the rate of tax on capital gains, capital gains which are subject to Korean tax will be subject to tax at the lesser of (i) 11% of the gross realization proceeds or (ii) (subject to the production of satisfactory evidence of the acquisition cost of the ADSs) 27.5% of the gains made (the excess of the gross realization proceeds over the non-resident holder’s acquisition cost for the ADSs (including any transaction charges, commissions, fees or taxes paid at the time of the acquisition or disposition)).

The purchaser or, in the case of the sale of common stock through a licensed securities company in Korea, the licensed securities company, is required under Korean law to withhold the applicable amount of Korean tax from the sales price in an amount equal to 11% of the gross realization proceeds and to make payment thereof to the relevant Korean tax authority, unless the seller establishes its entitlement to an exemption of taxation under an applicable tax treaty or produces satisfactory evidence of its acquisition cost for the ADSs. In order to obtain the benefit of an exemption of tax pursuant to a tax treaty, a non-resident holder must submit to the purchaser or the securities company (or through the Depositary), as applicable, prior to or at the time of payment, in the case of a tax exemption, an application for tax exemption along with a certificate of the non-resident holder’s tax residency issued by a competent authority of the non-resident holder’s tax residence country. Excess taxes withheld are not automatically recoverable even if the non-resident holder subsequently produces evidence that it was entitled to have taxes withheld at the lower rate.

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

Securities Transaction Tax

If you transfer shares, you will be subject to a securities transaction tax at the rate of 0.15% and an agriculture and fishery special tax at the rate of 0.15% of the sale price of the share when traded on the Stock Market Division of the Korea Exchange. If you transfer shares through the KOSDAQ Market Division of the Korea Exchange, you will be subject to a securities transaction tax at the rate of 0.3% of the sales price of the shares and will not be subject to an agriculture and fishery special tax. If your transfer of shares is not made on the Stock Market Division or KOSDAQ Market Division of the Korea Exchange subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special tax.

To date, the imposition of the securities transaction tax has not been enforced on transfers of ADSs, however, the MOFE recently issued a ruling on February 25, 2004 to the Korean National Tax Service (“NTS”) holding that depositary receipts fall under the meaning of share certificates that are subject to the securities transaction tax. In the ruling, the MOFE treats transfers of depositary receipts the same as the transfer of the underlying Korean shares. In light of the recent MOFE ruling, the securities transaction tax that would be due on transfers of the ADSs will be 0.5% of the sales price of the ADSs, unless the ADSs are listed or registered on the New York Stock Exchange, Nasdaq National Market, Tokyo Stock Exchange, London Stock Exchange, Deutsche Stock Exchange or other such stock exchanges that utilize standardized trading procedures and methods prescribed by the Presidential Decree of the Securities and Exchange Act and regulations thereunder, and transfer of the ADSs takes place on such exchange.

The securities transaction tax, if applicable, must be paid in principle by the transferor of the shares on the rights to subscribe to such shares. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the Korean tax authority. When such transfer is made through a securities company, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax and pay it to the Korean tax authority. The failure to file the securities transaction tax return will result in a fine of 10% of the tax due and the failure to pay the securities transaction tax will result in a fine equal to 10.95% per annum of the tax due for the days outstanding. The penalty is imposed on the party responsible for paying the securities transaction tax or, if the securities transaction tax is to be paid via withholding, the penalty is imposed on the party that has the withholding obligation.

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

United States Federal Income Tax Considerations

The following discussion is a general summary of United States federal income tax considerations that are anticipated to be material for U.S. Holders (as defined below) who acquire, own or dispose of our common shares or ADSs. This discussion is based upon existing United States federal income tax law as currently in effect, which is subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules, including: financial institutions, insurance companies, broker dealers, tax-exempt organizations, non-U.S. Holders, persons that will hold common shares or ADSs as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes, persons that own, directly or by attribution, 10% or more of the combined voting power of all classes of our stock, or persons that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any United States state or local or non-United States tax considerations. This discussion assumes that investors will hold our common shares or ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code. Each investor is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of the acquisition, ownership, and disposition of our common shares or ADSs.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our common shares or ADSs that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income tax without regard to its source;

•	a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or

•	a trust that was in existence on August 20, 1996, was treated as a United States person, for United States federal income tax purposes, on the previous day and elected to continue to be so treated.

The tax treatment of a partner in a partnership generally will depend on the status of the partner and the activities of the partnership. Each beneficial holder of our common shares or ADSs that is a partnership for United States federal income tax purposes should consult its tax advisor regarding the particular tax consequences relevant to it and its partners of the acquisition, ownership and disposition of our common shares or ADSs.

General

For United States federal income tax purposes, a U.S. Holder of an ADS will be treated as the owner of the proportionate interest of our common shares held by the depositary that is represented by an ADS and evidenced by such ADS. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for the holder’s proportionate interest in our common shares. A U.S. Holder’s tax basis in the withdrawn common shares will be the same as the tax basis in the ADS surrendered therefor, and the holding period in the withdrawn common shares will include the period during which the holder held the surrendered ADS.

Distributions

Subject to the discussion below under the heading “PFIC Considerations”, any cash distributions paid by us with respect to our common shares or ADSs out of our earnings and profits, as determined under United States federal income tax principles, will be treated as foreign source dividend income and will be includible in the gross income of a U.S. Holder upon receipt. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a maximum U.S. federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period requirements are met. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and the Republic of Korea (the “U.S.-Korea Tax Treaty”) which the Secretary of Treasury of the United States has determined is satisfactory for these purposes. Additionally, ADSs should be readily tradable on an established securities market in the United States since ADSs are listed on the NASDAQ National Market. Dividends received on common shares or ADSs will not be eligible for the dividends received deduction allowed to corporations. Cash distributions with respect to our common shares or ADSs in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its common shares or ADSs and after that as gain from the sale or exchange of a capital asset. We have not maintained and do not plan to maintain calculations of earnings and profits for United States federal income tax purposes. Each U.S. Holder should consult its tax advisor with respect to the appropriate United States federal income tax treatment of any distribution in respect of our common shares or ADSs.

Dividends paid in Won will be includible in income in a United States dollar amount calculated by reference to the United States dollar – Won exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of common shares held directly by such U.S. Holder. If a U.S. Holder does not convert the Won it receives as a dividend into United States dollars on the date of receipt, it will have a tax basis in the Won equal to the United States dollar value of the Won on the date of receipt. Any gain or loss realized by a U.S. Holder on a subsequent conversion or other disposition of the Won will be treated as ordinary income or loss.

A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our common shares or ADSs. If Korean tax is withheld at a rate in excess of the rate applicable to a U.S. Holder under the U.S.-Korea Tax Treaty, the U.S. Holder may not be entitled to a foreign tax credit for the excess amount. U.S. Holders who do not elect to claim a foreign tax credit for foreign income tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes. Each U.S. Holder should consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

A distribution of additional shares of our stock to U.S. Holders with respect to their common shares or ADSs that is pro rata to all of our shareholders may not be subject to United States federal income tax. The tax basis of such additional shares will be determined by allocating the U.S. Holder’s adjusted tax basis in the existing common shares or ADSs between such common shares or ADSs and the additional shares, based on their relative fair market values on the date of distribution. A distribution of additional shares of our stock that is not pro rata to all our shareholders may be subject to United States federal income tax.

Sale or Other Disposition of Our Common Shares or ADSs

Subject to the discussion below under the heading “PFIC Considerations”, a U.S. Holder will recognize capital gain or loss upon the sale or other disposition of our common shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such common shares or ADSs, as each is determined in United States dollars. Any such capital gain or loss will be long-term if the common shares or ADSs have been held for more than one year and will generally be United States source gain or loss. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations.

PFIC Considerations

A foreign corporation will be treated as a “passive foreign investment company” (a “PFIC”), for United States federal income tax purposes if 75% or more of its gross income consists of certain types of “passive” income, or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, “passive” income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. We believe that we are not currently a PFIC. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the value of our common stock and ADSs, there can be no assurance that we will not be a PFIC or that the Internal Revenue Service (“IRS”) will agree with our conclusion regarding PFIC status. In particular, since we presently hold a significant amount of short-term investments and other passive assets, including cash, and as we anticipate that we will continue to hold a significant amount of passive assets, there is a risk that we will be a PFIC.

If we were to be a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a foreign company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale, exchange or other disposition of our common shares or ADSs and (ii) any “excess distribution” paid on our common shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution.

As an alternative to the rules described above, a holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the shares are regularly traded on a “qualified exchange.” Under applicable Treasury regulations, a “qualified exchange” includes the NASDAQ National Market on which ADSs are listed and any foreign exchange that is regulated by a governmental authority in which the exchange is located and in respect of which certain other requirements are met. Our common shares and ADSs will be treated as regularly traded for any year during which such shares or ADSs are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Whether our common shares or ADSs will be treated as regularly traded on a qualified exchange for any particular taxable year is a factual matter dependent upon the future trading of our common shares and ADSs. If you make this election, you will generally (i) include as ordinary income for each taxable year the excess, if any, of the fair market value of your common shares or ADSs at the end of the taxable year over the adjusted tax basis of the shares or ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the shares or ADSs over the fair market value of the shares or ADSs at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. In addition, any gain from a sale, exchange or other disposition of our common shares or ADSs will be treated as ordinary income and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gains previously included in income). Your adjusted tax basis in the shares would be adjusted to reflect any income or loss resulting from the mark-to-market election.

We will not provide you with information to enable you to make a “qualified electing fund” election under which, generally in lieu of the treatment described above, our earnings would be currently included in your gross income.

If you own our common shares or ADSs during any year that we are a PFIC, regardless of whether or not you make a mark-to-market election with respect thereto, you must file an annual IRS Form 8621 and you will not be eligible for a reduced tax rate on dividends paid on our common shares or ADSs in such year or the subsequent year. See “Distributions.” Further, if you acquire our common shares or ADSs by bequest, devise or inheritance during any year that we are a PFIC, regardless of whether or not a mark-to-market election was in effect on the decedent’s death, you will be denied a step-up of tax basis for United States federal income tax purposes to fair market value at the date of such decedent’s death, which would otherwise be available with respect to a decedent dying in any year other than 2010, and, instead, you will have a tax basis equal to the lower of such fair market value or such decedent’s tax basis. Each U.S. Holder is urged to consult its tax advisor regarding the potential application of the PFIC provisions, as well as the availability and advisability of certain elections that may be made by such investor with respect to our common shares or ADSs if we are a PFIC in any taxable year.

Information Reporting and Backup Withholding

Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other dispositions of our common shares or ADSs generally will be subject to information reporting and backup withholding tax if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax or (d) fails to certify under penalty of perjury that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Reportable Transactions

Under U.S. Treasury Regulations, U.S. Holders that participate in “reportable transactions” (as defined in the regulations) must attach to their tax returns a disclosure statement on Form 8886. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file Form 8886 with respect to the purchase, ownership or disposition of any Won received as a dividend or as proceeds from the sale of our common shares or ADSs.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We filed with the Securities and Exchange Commission in Washington, D.C. a Registration Statement on Form F-1 (Registration No. 333-11390) under the Securities Act in connection with the ADSs offered in Mirae’s global offering. The Registration Statement contains exhibits and schedules. Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Registration Statement, the contract or document is deemed to modify the description contained in this annual report. You must review the exhibits themselves for a complete description of the contract or documents.

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

I. Subsidiary and Investee Information

Other than Mirae America, Inc., a California corporation, and Mirae Hong Kong Co., Ltd., a Hong Kong corporation, Mirae held a shareholding interest in 30 companies as of December 31, 2004, all of which were Korean corporations. Set forth below is a list of such companies and Mirae’s percentage of shareholding interest in them.

Company Name	Percentage
SoftForum Co., Ltd	41.51
MR Tech Town Co.	100.00
Mirae Online, Co., Ltd.	67.47
Korea Internet.com Co., Ltd.	87.38
Alpha Logics Co., Ltd.	100.00
Mirae America, Inc.	50.00
AIO Corporation	21.63
Cyber Bank Co., Ltd	28.25
On-net Corporation	14.71
Intro System Co., Ltd.	15.16
JIT Corporation	3.65
Nara Vision	17.43
NetThru	19.73
Infinity Telecom Co., Ltd.	16.70
Telefree Co., Ltd.	2.57
Streambox Korea	5.11
NeoBill Co., Ltd.	4.37
Mobens Co., Ltd.	15.09
Mirae (Hong Kong) Co., Ltd.	99.00
Linxtek Co., Ltd.	1.22
Seoul Venture Base	5.69
EON Group	1.33
CAMIS Co., Ltd.	0.26
YESS World Inc.	0.72
Sunwoo Information System	1.00
Dabonet Co., Ltd.	0.79
Digital Photo Corporation	0.93
Telinker	0.75
E-GIOS Corporation	1.59
Hackers Lab Co., Ltd.	1.47
Interchem Korea	8.00
Imobiz	2.32

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

Equity Risk

As of December 31, 2001, the market value of our investment in Hynix Semiconductor Inc. was Won 663 million. The market value of this investment was Won 59 million, Won 56 million and Won 117 million as of December 31, 2002, 2003 and 2004, respectively.

As of December 31, 2004, we held interest-bearing Korean debt unit trusts comprised of Government, public and corporate bonds with a fair market value of approximately Won 31 million. The unit trusts bear interest at variable rates and generally have maturities of less than one year. The weighted average yield rate of the public and corporate bonds was (12.4)% or a valuation loss of Won 4 million, on an investment of Won 34 million in 2004. The unit trusts are not traded over any organized exchange in Korea, but are traded over the counter primarily by securities firms, investment trust companies and investment management companies. Fluctuations in the net asset value of these investments will fluctuate with changes in the value of the underlying securities.

The following table sets forth the costs and fair values of the above-discussed equity and debt securities as of December 31, 2004 and 2003:

	As of December 31,
	2004		2003
	Cost	Fair Value	Cost	Fair Value
	(Unit: in millions of Won)
Debt unit trusts	34	30	20,063	21,326
Equity securities	56	117	59	56

Interest Rate Risk

Our debt obligations consist of several short-term and long-term credit lines with both fixed and variable rates. As of December 31, 2004, the aggregate amount of borrowings we had under the short-term and long-term credit lines with variable interest rates was Won 51,815 million. We are subject to market risk exposure arising from changing interest rates. However, we have not entered into any interest rate risk hedging transaction as of December 31, 2004.

Foreign Currency Exchange Rate Risk

As a consequence of the growing emphasis on our overseas businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rate between the Korean Won and other major foreign currencies. In 2002, 2003 and 2004, sales outside of Korea comprised 32.2%, 31.4% and 28.7%, respectively, of our total sales. As foreign exchange rates change, translation of the statements of operations of our international sales into Won affects year on year comparability. We use, from time to time, to a limited extent, currency forward contracts to reduce our foreign currency exchange rate risk exposure. As of December 31, 2004, we did not have any outstanding currency forward contracts. We also purchase insurance with Korea Export Insurance Corporation to hedge our foreign currency exchange risk exposure.

ITEM 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”) as of the end of the period covered by this annual report on Form 20-F (the “Evaluation Date”). Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and are operating in an effective manner.

Changes in Internal Controls over Financial Reporting

During the period covered by this annual report on Form 20-F, there have not been any significant changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. Audit Committee Financial Expert

The members of our audit committee are all independent, outside directors of our Board of Directors. We believe that one or more of the members of our audit committee satisfy the criteria for “audit committee financial expert” prescribed by the SEC. Our Board of Directors has determined that Mr. Yeon-Ho Lee qualifies as an audit committee financial expert.

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

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth the total fees we paid to our independent registered public accounting firm, Deloitte HanaAnjin LLC for the years ended December 31, 2004 and 2003:

	For the Year Ended December 31,
	2004		2003
	(In millions of Won)
Audit	(Won)	120	(Won)	105

Total		120		105

“Audit Fees” are the aggregate fees billed by Deloitte HanaAnjin LLC in 2004 and 2003 for the audits of our consolidated annual financial statements and reviews of interim financial statements.

Pre-approval Policies and Procedures of Audit Committee of Independent Auditors’ Engagement

Our Audit Committee pre-approves all audit services to be provided by Deloitte HanaAnjin LLC, our independent registered public accounting firm. Our Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent registered public accounting firm is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to us by our independent registered public accounting firm under the SEC and applicable law may not be pre-approved. In addition, prior to the granting of any pre-approval, our Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of our independent registered public accounting firm.

Our Audit Committee did not pre-approve any non-audit services outside of the de minimis exception of Rule 2-01(c)(7)(i)(c) of Regulation S-X as promulgated by the Securities and Exchange Commission.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

ITEM 17. Financial Statements

Not applicable. See Item 18 “Financial Statements” below.

ITEM 18. Financial Statements

See pages F-1 through F-50, incorporated herein by reference.

ITEM 19. Exhibits

Exhibit No.	Description
1.1	Articles of Incorporation, as amended (English translation)

8.1	List of Subsidiaries

11.1	Code of Ethics

12.1	Certification of CEO pursuant to Rule 13a-14(a) of the Securities Exchange Act

12.2	Certification of CFO pursuant to Rule 13a-14(a) of the Securities Exchange Act

13.1	Certification of CEO pursuant to Rule 13a-14(b) of the Securities Exchange Act and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification of CFO pursuant to Rule 13a-14(b) of the Securities Exchange Act and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIRAE CORPORATION

By:	/s/ Soon Do Kwon
Name:	Soon Do Kwon
Title:	Chief Executive Officer and President

Date: June 30, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mirae Corporation

We have audited the accompanying consolidated balance sheets of Mirae Corporation (the “Company”) and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004 (all expressed in Korean won). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mirae Corporation and its subsidiaries at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with financial accounting standards generally accepted in the Republic of Korea (“Korean GAAP”).

Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in note 2(a) to the accompanying consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of the Republic of Korea.

As described in Notes 2, 27 and 30(d) to the accompanying consolidated financial statements, in accordance with the resolution of the Company’s board of directors dated January 27, 2005, on March 24, 2005, the Company sold 2,726,800 shares of 3,328,840 shares of SoftForum Corporation (“SoftForum”) held by the Company, representing 34% of the total outstanding common stock of SoftForum for a total selling price of (Won)9,010 million ((Won)3,304 per share), to a third party. As a result of such trade, the Company’s ownership in SoftForum Corporation decreased to 7.51% as of April 1, 2005, and SoftForum and its two consolidated subsidiaries, MR Tech Town Co. and Alpha Logics Co., Ltd., have been excluded from consolidation for the year ended December 31, 2004 in accordance with the Korean GAAP. As a result of exclusion of such companies from consolidation, the Company’s total assets as of December 31, 2004 decreased by (Won)24,233 million.

Accounting principles generally accepted in the Republic of Korea vary in certain respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the determination of net income (loss) for the years ended December 31, 2002, 2003 and 2004 and the determination of shareholders’ equity and financial position as of December 31, 2003 and 2004 to the extent summarized in Notes 29 and 30 to the consolidated financial statements.

/s/ Deloitte HanaAnjin LLC

Seoul, Korea

April 1, 2005

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2003 AND 2004

	In millions of Korean won				In thousands of U.S. dollars (Note 2) 2004
	2003		2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 14)	(Won)	21,569	(Won)	14,955	$14,448
Short-term financial instruments (Notes 4 and 13)		14,628		33,692	32,550
Trading securities (Note 2)		21,382		148	143
Current portion of available-for-sale securities (Notes 2 and 5)		3		—	—
Accounts receivable - trade, net (Notes 2, 13, 14 and 22)		40,589		26,832	25,922
Accounts receivable - other, net (Notes 2 and 13)		3,320		2,787	2,692
Inventories (Notes 2 and 3)		9,664		27,848	26,904
Accrued interest income		189		489	472
Advance payments and other, net (Notes 2, 7 and 13)		3,550		1,179	1,140

Total Current Assets		114,894		107,930	104,271

NON-CURRENT ASSETS:
Property, plant and equipment, net (Notes 2, 8, 12, 23 and 25)		91,056		77,894	75,253
Intangible assets, net (Note 2)
Development costs		4,668		6,179	5,969
Other		2,851		1,670	1,613
Available-for-sale securities (Notes 2 and 5)		3,055		2,339	2,260
Equity securities accounted for using the equity method (Notes 2, 6 and 13)		2,173		10,932	10,561
Long-term financial instruments (Note 4)		991		1,348	1,302
Guarantee deposits, net (Note 2)		3,819		4,857	4,692
Long-term loans and other, net (Notes 2 and 7)		8,210		4,953	4,785

Total Non-Current Assets		116,823		110,172	106,435

TOTAL ASSETS	(Won)	231,717	(Won)	218,102	$210,706

(Continued)

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

DECEMBER 31, 2003 AND 2004

	In millions of Korean won				In thousands of U.S. dollars (Note 2) 2004
	2003		2004
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable - trade (Notes 13 and 14)	(Won)	7,908	(Won)	9,350	$9,033
Short-term borrowings (Notes 9 and 14)		19,955		38,839	37,522
Accounts payable - other (Note 13)		3,035		2,722	2,630
Income taxes payable		13		—	—
Advance receipts from customers		147		1,209	1,168
Dividends payable		1		1	1
Guarantee deposits payable (Note 13)		301		183	177
Allowance for loss on collateralized assets (Note 13)		—		14,816	14,314
Reserve for product warranties (Note 2)		—		993	959
Current portion of long-term lease payable (Notes 2 and 10)		461		160	155
Current portion of long-term debts (Notes 2, 11 and 14)		1,787		2,237	2,161
Accrued expenses and other (Note 13)		2,741		2,272	2,194

Total Current Liabilities		36,349		72,782	70,314

LONG-TERM LIABILITIES:
Long-term borrowings (Notes 11 and 14)		8,245		10,739	10,375
Long-term guarantee deposits payable (Note 13)		6,665		2,401	2,320
Long-term lease payable (Notes 2 and 10)		160		—	—
Convertible bonds payable, net (Notes 2 and 12)		—		3,009	2,907
Accrued severance indemnities, net (Note 2)		3,706		2,571	2,484

Total Long-Term Liabilities		18,776		18,720	18,086

Total Liabilities		55,125		91,502	88,400

COMMITMENTS AND CONTINGENCIES (Note 24)

SHAREHOLDERS’ EQUITY:
Capital stock
Common stock - par value (Won)100 per share; issued and outstanding: 179 million shares as of December 31, 2003 and 2004 (Note 15)		17,919		17,919	17,311
Capital surplus:
Additional paid-in capital (Notes 2 and 15)		140,792		127,914	123,576
Retained earnings (deficit):
Unappropriated (undisposed) (Notes 2 and 16)		2,805		(28,786)	(27,810)
Capital adjustments:
Treasury stock (Notes 2 and 17)		(4,344)		(4,344)	(4,197)
Stock options (Notes 2 and 26)		713		1,515	1,464
Other capital adjustment (Notes 5 and 6)		(1,231)		11,538	11,147
Minority interest in equity of consolidated subsidiaries (Note 2)		19,938		844	815

Total Shareholders’ Equity		176,592		126,600	122,306

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	(Won)	231,717	(Won)	218,102	$210,706

See accompanying notes to consolidated financial statements.

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	In millions of Korean won, except for share and income (loss) per share data						In thousands of U.S. dollars, except for share and income (loss) per share data (Note 2) 2004
	2002		2003		2004
SALES (Notes 2, 13, 18, 22 and 23)	(Won)	64,430	(Won)	95,053	(Won)	66,881	$64,613

COST OF SALES (Notes 2 and 13)		(56,863)		(72,703)		(51,645)	(49,894)

GROSS PROFIT		7,567		22,350		15,236	14,719

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Notes 2, 13 and 19)		(37,651)		(27,973)		(22,657)	(21,889)

OPERATING LOSS (Note 23)		(30,084)		(5,623)		(7,421)	(7,170)

OTHER INCOME:
Interest income (Note 13)		2,532		1,861		1,212	1,171
Gain on disposal and valuation of trading securities		2,725		2,875		525	507
Gain on disposal and valuation of current portion of available-for-sale securities		156		4		—	—
Gain on disposal of available-for-sale securities (Note 5)		—		28,378		—	—
Gain on disposal of equity securities valued using the equity method		—		101		—	—
Foreign exchange and translation gains (Note 2)		635		796		1,300	1,256
Reversal of provision for guarantees issued (Note 24)		3,739		—		—	—
Other (Note 12)		3,498		2,795		2,187	2,113

		13,285		36,810		5,224	5,047

OTHER EXPENSES:
Interest expense		(3,663)		(2,160)		(1,907)	(1,842)
Donations		(121)		(99)		(1)	(1)
Foreign exchange and translation losses (Note 2)		(2,102)		(477)		(2,638)	(2,549)
Loss from valuation of inventories (Note 2)		(20,409)		(12,428)		—	—
Loss on disposal and valuation of trading securities		(3,377)		(328)		(165)	(159)
Loss on disposal and valuation of current portion of available-for-sale securities		(1)		(1)		(20)	(19)
Provision for other doubtful accounts (Note 2)		(7,087)		(1,746)		(1,101)	(1,064)
Provision for guarantees issued		(649)		—		—	—
Loss on collateralized assets		—		—		(14,816)	(14,314)
Loss from impairment of deferred development costs (Note 2)		(11,337)		(1,521)		(2,488)	(2,404)
Loss from impairment of available-for-sale securities (Note 2)		(3,631)		(1,343)		(169)	(163)
Equity in losses of affiliates (Notes 2 and 6)		(827)		(7,953)		(4,468)	(4,316)
Other (Note 13)		(2,887)		(2,215)		(1,949)	(1,883)

		(56,091)		(30,271)		(29,722)	(28,714)

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST		(72,890)		916		(31,919)	(30,837)

INCOME TAX EXPENSE (Notes 2 and 20)		277		18		—	—

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	In millions of Korean won, except for share and income (loss) per share data						In thousands of U.S. dollars, except for share and income (loss) per share data (Note 2) 2004
	2002		2003		2004
INCOME (LOSS) BEFORE MINORITY INTEREST		(73,167)		898		(31,919)	(30,837)

MINORITY INTEREST IN NET LOSS OF CONSOLIDATED SUBSIDIARIES		176		1,626		265	256

NET INCOME (LOSS)	(Won)	(72,991)	(Won)	2,524	(Won)	(31,654)	$(30,581)

WEIGHTED AVERAGE NUMBER OF COMMON STOCK OUTSTANDING (In millions of shares) (Note 21)		155		160		178	178

INCOME (LOSS) PER SHARE (Note 21) (In Korean won and U.S. dollars)	(Won)	(470)	(Won)	16	(Won)	(178)	$(0.172)

See accompanying notes to consolidated financial statements.

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

							Capital Adjustments
(In millions of Korean won)	Common Stock		Capital Surplus		Retained Earnings (Deficit)		Treasury Stock		Stock Options		Other		Minority Interest in Equity of Consolidated Subsidiaries		Total Shareholders’ Equity
Balance, January 1, 2002	(Won)	12,464	(Won)	286,706	(Won)	(66,274)	(Won)	(4,843)	(Won)	198	(Won)	—	(Won)	22,201	(Won)	250,452
Net loss		—		—		(72,991)		—		—		—		—		(72,991)
Decrease in capital surplus relating to additional stock transactions by consolidated subsidiaries (Note 15)		—		(1,616)		—		—		—		—		—		(1,616)
Gain on disposal of treasury stock (Note 15)		—		35		—		—		—		—		—		35
Offsetting against deficit (Notes 2 and 15)		—		(65,263)		65,263		—		—		—		—		—
Reversal of losses in excess of minority interest		—		—		377		—		—		—		—		377
Treasury stock transactions		—		—		—		29		—		—		—		29
Stock compensation plans (Notes 2 and 26)		—		—		—		—		159		—		—		159
Gain on valuation of equity securities valued using the equity method		—		—		—		—		—		332		—		332
Increase in treasury stock by consolidated subsidiary		—		—		—		—		—		(1,188)		—		(1,188)
Decrease in minority interest in equity of consolidated subsidiaries		—		—		—		—		—		—		(816)		(816)
Other		—		—		168		—		—		(55)		—		113

Balance, December 31, 2002		12,464		219,862		(73,457)		(4,814)		357		(911)		21,385		174,886
Net income		—		—		2,524		—		—		—		—		2,524
Additional issuance (Note 15)		2,493		22,611		—		—		—		—		—		25,104
Additional issuance without consideration		2,962		(2,962)		—		—		—		—		—		—
Treasury stock transactions (Note 17)		—		—		—		470		—		—		—		470
Loss on disposal of treasury stock (Note 17)		—		—		—		—		—		(113)		—		(113)
Stock compensation plans (Notes 2 and 26)		—		—		—		—		356		—		—		356
Offsetting against deficit (Notes 2 and 15)		—		(73,738)		73,738		—		—		—		—		—
Decrease in capital surplus and capital adjustment relating to disposal of available-for-sale securities (Note 15)		—		(24,628)		—		—		—		(332)		—		(24,960)
Decrease in capital surplus and capital adjustment relating to additional stock transactions by consolidated subsidiaries (Note 15)		—		(353)		—		—		—		125		—		(228)
Decrease in minority interest in equity of consolidated subsidiaries		—		—		—		—		—		—		(1,447)		(1,447)

Balance, December 31, 2003		17,919		140,792		2,805		(4,344)		713		(1,231)		19,938		176,592
Net loss		—		—		(31,654)		—		—		—		—		(31,654)
Reclassification of loss on disposal of treasury stock (Note 17)		—		—		(113)		—		—		113				—
Stock compensation plans (Notes 2 and 25)		—		—		—		—		802		—		—		802
Adjustment for changes in consolidated subsidiaries		—		(12,878)		302		—		—		12,656		(19,137)		(19,057)
Increase in minority interest in equity of consolidated subsidiaries		—		—		—		—		—		—		43		43
Losses in excess of minority interest		—		—		(126)		—		—		—		—		(126)

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

							Capital Adjustments
	Common Stock		Capital Surplus		Retained Earnings (Deficit)		Treasury Stock		Stock Options		Other		Minority Interest in Equity of Consolidated Subsidiaries		Total Shareholders’ Equity
(In millions of Korean won)
Balance, December 31, 2004	(Won)	17,919	(Won)	127,914	(Won)	(28,786)	(Won)	(4,344)	(Won)	1,515	(Won)	11,538	(Won)	844	(Won)	126,600

(In thousands of U.S. dollars) (Note 2)
Balance, December 31, 2003		$17,311		$136,018		$2,710		$(4,197)		$689		$(1,189)		$19,262		$170,604
Net loss		—		—		(30,581)		—		—		—		—		(30,581)
Reversal of loss on disposal of treasury stock (Note 17)		—		—		(109)		—		—		109		—		—
Stock compensation plans (Notes 2 and 25)		—		—		—		—		775		—		—		775
Changes in consolidated subsidiaries		—		(12,442)		292		—		—		12,227		(18,489)		(18,412)
Increase in minority interest in equity of consolidated subsidiaries		—		—		—		—		—		—		42		42
Losses in excess of minority interest		—		—		(122)		—		—		—		—		(122)

Balance, December 31, 2004		$17,311		$123,576		$(27,810)		$(4,197)		$1,464		$11,147		$815		$122,306

See accompanying notes to consolidated financial statements.

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	In millions of Korean won						In thousands of U.S. dollars (Note 2) 2004
	2002		2003		2004
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	(Won)	(72,991)	(Won)	2,524	(Won)	(31,654)	$(30,581)

Expenses not involving cash payments:
Depreciation and amortization		8,066		7,579		5,731	5,537
Loss from impairment of deferred development cost		11,337		1,521		2,488	2,404
Provision for severance indemnities		2,264		1,705		1,442	1,393
Provision for doubtful accounts		18,874		4,970		2,885	2,787
Provision for guarantees issued		649		—		—	—
Loss on collateralized assets		—		—		14,816	14,314
Loss from valuation of inventories		20,409		12,428		1,946	1,880
Loss on disposal and valuation of trading securities		3,377		328		165	159
Loss on disposal and valuation of current portion of available-for-sale securities		1		1		20	19
Foreign currency translation loss		1,419		23		1,672	1,615
Equity in losses of affiliate		827		7,953		4,468	4,316
Loss from impairment of available-for-sale securities		3,631		1,343		169	163
Compensation cost related to stock options		159		356		802	775
Provision for warranty		—		—		1,913	1,848
Other		542		146		517	498

Sub-total		71,555		38,353		39,034	37,708

Income not involving cash receipts:
Foreign currency translation gain		(542)		(192)		(1,098)	(1,061)
Reversal of provision for guarantees issued		(3,739)		—		—	—
Gain on disposal and valuation of trading securities		(2,725)		(2,875)		(525)	(507)
Gain on disposal and valuation of current portion of available-for-sale securities		(156)		(4)		—	—
Gain on disposal of available-for-sale securities		—		(28,378)		—	—
Gain on disposal of equity securities valued using the equity method		—		(101)		—	—
Gain on disposal of property, plant and equipment		(1,832)		(272)		(27)	(26)
Minority interest in net loss of consolidated affiliates		(176)		(1,626)		(265)	(256)
Other		(462)		(553)		(343)	(332)

Sub-total		(9,632)		(34,001)		(2,258)	(2,182)

Changes in assets and liabilities related to operating activities:
Accounts receivable - trade		(10,491)		(9,731)		(835)	(807)
Accounts receivable - other		(345)		(2,219)		(218)	(211)
Inventories		10,783		115		(20,144)	(19,461)
Accrued interest income		(40)		61		(398)	(385)
Advance payments and other current assets		(1,636)		8,295		2,192	2,118
Accounts payable - trade		4,535		(2,108)		6,750	6,521
Accounts payable - other		(13,916)		335		(3)	(3)
Income taxes payable		(251)		13		—	—
Advance receipts from customers		47		(176)		1,063	1,027
Accrued expenses and other current liabilities		(718)		1,026		(1,269)	(1,226)
Severance indemnity payments		(1,240)		(1,968)		(965)	(932)

(Continued)

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	In millions of Korean won						In thousands of U.S. dollars (Note 2) 2004
	2002		2003		2004
Sub-total		(13,272)		(6,357)		(13,827)	(13,359)

Net cash provided by (used in) operating activities		(24,340)		519		(8,705)	(8,414)

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from disposal of property, plant and equipment	(Won)	58,655	(Won)	965	(Won)	118	$114
Decrease (increase) in short-term financial instruments		9,765		6,194		(23,537)	(22,739)
Decrease in long-term loans		9,770		235		806	779
Decrease in guarantee deposits		614		5,918		1,327	1,282
Decrease (increase) in trading securities, net		(7,153)		9,833		21,062	20,348
Decrease (increase) in current portion of available-for-sale securities, net		—		1,750		(17)	(16)
Acquisition of property, plant and equipment		(3,238)		(22,669)		(9,872)	(9,537)
Acquisition of available-for-sale securities		(6,565)		—		—	—
Proceeds from disposal of available-for-sale securities		—		4,206		—	—
Acquisition of equity securities valued using the equity method		—		(9,818)		—	—
Increase in long-term financial instruments, net		(618)		(348)		(384)	(371)
Increase in long-term loans		(3,200)		(8,966)		(173)	(167)
Decrease (increase) in investments and other non-current assets		(8,311)		1,693		809	782
Increase in guarantee deposits		(5,879)		(1,158)		(3,627)	(3,504)
Increase in deferred development costs		(4,002)		(2,884)		(6,239)	(6,027)
Disposal of deferred development costs		1,250		—		—	—
Increase (decrease) in long-term guarantee deposits payable		(11,406)		4,874		(1,032)	(997)

Net cash provided by (used in) investing activities		29,682		(10,175)		(20,759)	(20,053)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in short-term borrowings		—		94		18,775	18,138
Increase in long-term borrowings		10,000		500		6,561	6,339
Increase in long-term lease payable		918		—		—	—
Issuance of convertible bonds payable		—		—		3,000	2,898
Issuance of common stock		—		25,103		—	—
Increase (decrease) in minority interest in equity of consolidated affiliate		(218)		180		9	9
Disposal of treasury stock		1,273		373		—	—
Payment of short-term borrowings		(21,885)		(13,684)		—	—
Payment of current portion of long-term debt		—		—		(1,788)	(1,727)
Payment of current portion of long-term lease payable		(152)		(458)		(461)	(445)
Payment of long-term lease payable		(146)		—		(861)	(832)
Acquisition of treasury stock		(1,499)		(16)		—	—
Increase (decrease) in other capital adjustment		(1,243)		125		—	—
Payment of dividends		(423)		—		—	—

Net cash provided by (used in) financing activities		(13,375)		12,217		25,235	24,380

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FROM CHANGES IN CONSOLIDATED SUBSIDIARIES		126		—		(2,385)	(2,304)

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	In millions of Korean won						In thousands of U.S. dollars (Note 2) 2004
	2002		2003		2004
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(7,907)		2,561		(6,614)	(6,391)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		26,915		19,008		21,569	20,838

CASH AND CASH EQUIVALENTS AT END OF YEAR	(Won)	19,008	(Won)	21,569	(Won)	14,955	$14,447

CASH PAID FOR INTEREST, NET OF AMOUNT CAPITALIZED	(Won)	3,609	(Won)	2,041	(Won)	1,882	$1,818

CASH PAID (REFUNDED) FOR INCOME TAXES	(Won)	220	(Won)	(88)	(Won)	(141)	$(136)

See accompanying notes to consolidated financial statements.

MIRAE CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Mirae Corporation (the “Company”) was incorporated in December 1990 under the laws of the Republic of Korea (“Korea”) and is currently engaged in the manufacture of semiconductor-related equipment including handlers, SMD placement systems for sale in domestic and overseas markets. The Company’s common shares and American Depositary Shares (“ADSs”) are listed on the KRX Stock Market and the Nasdaq National Market, respectively. Each ADS represents two shares of common stock. As of December 31, 2004, the Company’s largest shareholder was Mr. Moon-Soul Chung, the Company’s former president, with a shareholding of 12.50% and, including his family members, 13.86%.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized as follows:

a.	Basis of Presentation

The official accounting records of the Company are expressed in Korean won and are maintained in accordance with the relevant laws and regulations of the Republic of Korea. The accounting principles and reporting practices followed by the Company and generally accepted in the Republic of Korea (“Korean GAAP”) may differ in certain respects from accounting principles and reporting practices generally accepted in other countries and jurisdictions.

The financial statements are stated in Korean won, the currency of the country, in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers outsides of the Republic of Korea and have been made at the rate of (Won)1,035.10 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 31, 2004. Such translations should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

b.	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all subsidiaries. Significant inter-company accounts and transactions have been eliminated in consolidation. Affiliates, over which the Company exercises significant influence, are accounted for using the equity method of accounting (see note 2(i)).

The Company’s consolidated subsidiaries and its affiliates as of December 31, 2004, which are accounted for using the equity method of accounting, are as follows:

	Year of establishment	Ownership Percentage (%)	Remark
Mirae Online Co., Ltd. (“MOL”)	2000	67.47%	Consolidated
Korea Internet. Com. (“KIC”)	2000	87.38%	Consolidated
GLD Co., Ltd. (“GLD”)	1999	80.00%	Consolidated
SoftForum Corporation (“SoftForum”)	1999	41.51%	Equity method
Mirae America, Inc. (“Mirae America”)	2001	50.00%	Equity method
AIO Corporation (“AIO”)	1990	21.63%	Equity method
Cyber Bank Corporation (“Cyber Bank”)	1999	28.25%	Equity method

MOL was incorporated in March 2000 under the laws of Korea in order to engage in providing broadcasting program sending service. As of December 31, 2004, MOL is 67.47%-owned by the Company.

KIC was incorporated in July 2000 under the laws of Korea as a joint venture company between the Company and internet.com Corporation, a United States corporation, in order to provide e-business related information, real-time news, and information for internet professionals on the internet. As of December 31, 2004, KIC is 87.38%-owned by the Company.

GLD was incorporated in October 1999 under the laws of Korea in order to engage in development and sale of liquid crystal display related components and products. In February 2004, the Company purchased a 80% interest in GLD, which was accounted for using the purchase method. The total assets and total liabilities of GLD as of acquisition date were (Won)1,134,520,648 and (Won)605,363,090, respectively.

SoftForum was incorporated in April 1999 under the laws of Korea as a 70%-owned subsidiary of the Company and is currently engage in providing security solutions for on-line banking, trading and electronic commerce. SoftForum’s shares have been listed in the Korea Securities Dealers Automated Quotation (“KOSDAQ”) market since October 30, 2001. As of December 31, 2004, SoftForum, which is 41.51%-owned by the Company, has wholly-owned subsidiaries of MR Tech Town Co. (“MR Tech”) and Alpha Logics Co., Ltd. (“Alpha Logics”). On March 24, 2005, the Company sold 2,726,800 shares of common stock in SoftForum to a third party for (Won)9,010 million. As a result, the Company’s ownership percentage of SoftForum decreased to 7.51% and SoftForum, MR Tech, and Alpha Logics were excluded from consolidation for the year ended December 31, 2004 in accordance with Korean GAAP.

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

Cyber Bank was incorporated in January 1999 under the laws of Korea in order to develop and manufacture telecommunication appliance, and develop total information system and software.

c.	Use of Estimates

The preparation of the Company’s financial statements, in conformity with accounting principles generally accepted in the Republic of Korea, requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

d.	Adoption of Statements of Korea Accounting Standards (“SKAS”)

On January 1, 2003, the Company and its subsidiaries adopted SKAS No. 2 through No. 9. Such adoptions of new SKAS did not have an effect on the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 or consolidated operating loss and net income of the Company and its subsidiaries for the year ended December 31, 2003.

On January 1, 2004, the Company and its subsidiaries adopted SKAS No. 10, No. 12 and No. 13. SKAS No. 10, “Inventories” requires a loss from valuation of inventories, which were recorded as other expenses through 2003, to be presented in cost of sales. As a result, consolidated operating loss of the Company and its subsidiaries for the year ended December 31, 2004 increased by (Won)1,946 million, whilst the consolidated financial position as of December 31, 2004 and consolidated net loss for the year then ended remain the same.

e.	Revenue Recognition

Through 2002, under Korean GAAP, sales were recognized at the time products are delivered to customers. Effective January 1, 2003, Korean GAAP was revised that product sales are recognized upon final acceptance and passage of legal title. This accounting change has been applied prospectively.

f.	Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

Activity in the allowance for doubtful accounts balances for the years ended December 31, 2003 and 2004 is as follows (in millions of Korean won):

	2003		2004
(Allowance for doubtful accounts receivable - trade)

Beginning balance	(Won)	14,322	(Won)	17,414
Provision (charged to selling, general and administrative expenses)		3,224		1,784
Changes in consolidated subsidiaries		—		(938)
Offset against uncollectible trade receivables		(132)		(387)

Ending balance	(Won)	17,414	(Won)	17,873

	2003		2004
(Allowance for doubtful advance payments, long-term loans and other)

Beginning balance	(Won)	6,999	(Won)	9,394
Provision (charged to other expenses)		1,746		1,101
Transfer from provision for guarantees and other		649		262
Changes in consolidated subsidiaries		—		(157)

Ending balance	(Won)	9,394	(Won)	10,600

g.	Inventories

Inventories are stated at the lower of cost, determined using the weighted average cost method (the specific identification method for inventories-in-transit), or net realizable value. During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at the end of the year. Through 2003, when the net realizable value of inventories was less than the carrying amount, the difference between the net realizable value and the carrying amount was charged to current operations as other expenses. Effective January 1, 2004, in accordance with the application of SKAS No. 10, “Inventories”, the Company recognizes such expense as cost of sales. For the years ended December 31, 2002, 2003 and 2004, loss from valuation of inventories recognized as other expenses or cost of sales totaled (Won)20,409 million, (Won)12,428 million and (Won)1,946 million, respectively.

h.	Securities (Except for securities accounted for using the equity method)

Debt and equity securities are initially stated at their acquisition costs (fair value of consideration paid) including incidental cost incurred in connection with acquisition of the related securities, determined using the weighted average method and divided into trading, available-for-sale and held-to-maturity securities depending on the acquisition purpose and nature. The following details the Company’s accounting for trading securities and available-for-sale securities, except for the equity securities accounted for using the equity method.

i)	Trading Securities

Debt and equity securities bought and held for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at their fair value and valuation gains or losses from trading securities are recorded in current earnings.

ii)	Held-to-maturity

Held-to-maturity securities are presented at acquisition cost after premiums or discounts for debt securities are amortized or accreted, respectively. The Company recognizes write-downs resulting from the other-than-temporary declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

iii)	Available-for-sale Securities

Debt and equity securities that do not fall under the classifications of trading or held-to-maturity securities are categorized as available-for-sale securities in the long-term asset section. However, if an available-for-sale security matures or it is certain to be disposed of within one year from the balance sheet date, it is presented as a current asset.

Available-for-sale securities are recorded at fair value. However, available-for-sale equity securities, of which fair value cannot be reliably measured, are recorded at cost, and the fair value of available-for-sale debt securities without quoted market price is estimated discounting the expected future cash flows at an interest rate commensurate with the credit rating published by independent credit rating institutions. Unrealized gains or losses from available-for-sale securities are recorded as capital adjustments and when the decline in fair value is not deemed recoverable, an impairment loss is recognized in current operations. If the value of impaired securities subsequently recovers and the recovery objectively relates to an event arising after the period when the impairment loss was recorded, such recovery is credited in current operations up to the previously recorded impairment losses. In connection with this policy, the Company recorded impairment losses of (Won)3,631 million, (Won)1,343 million and (Won)169 million for the years ended December 31, 2002, 2003 and 2004, respectively, and recorded recovery of impairment losses of (Won)11 million for the year ended December 31, 2002.

i.	Equity Method of Accounting

Investments in equity securities of companies, over which the Company exercises significant influence, are reported using the equity method of accounting. Such investments are initially carried at acquisition cost including incidental cost incurred in connection with acquisition of the related securities, determined using the weighted average method. Under the equity method of accounting, the Company records changes in its proportionate equity of the book value of the investee as current operations, capital adjustments or adjustments to retained earnings, depending on the nature of the underlying changes in the investee.

The details of applying the equity method of accounting are as follows:

Differences between the acquisition cost and net asset value of the investee are amortized over 20 years using the straight-line method. However, when the Company’s ownership decreases due to the investee’s issuance of additional stock, the difference is accounted for in capital adjustment (valuation loss in investment securities using the equity method of accounting).

Unrealized profits arising from sales by the Company to equity-method investees are eliminated. The Company’s proportionate unrealized profits arising from sales by equity-method investees to the Company or transactions between equity-method investees are also eliminated.

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

During 2002, 2003 and 2004, the Company discontinued some of its research and development projects. As a result, the Company wrote off the related deferred development costs of (Won)11,337 million, (Won)1,521 million and (Won)2,488 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Expenditures on research and development activities for the years ended December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002		2003		2004		Remark
Research expenses	(Won)	2,410	(Won)	1,053	(Won)	880	Selling, general and administrative expenses
Ordinary development expenses		2,866		3,716		3,269	Cost of sales
Deferred development costs		4,002		2,884		6,238	Intangible assets

	(Won)	9,278	(Won)	7,653	(Won)	10,387

Changes in deferred development costs for the years ended December 31, 2003 and 2004 are as follows (in millions of Korean won):

	2003		2004
Beginning balance	(Won)	4,054	(Won)	4,668
Incurred		2,884		6,238
Change in consolidated subsidiaries		—		(1,751)
Amortized		(749)		(488)
Loss from impairment		(1,521)		(2,488)

Ending Balance	(Won)	4,668	(Won)	6,179

l.	Other Intangible Assets

Other intangible assets are stated at cost, less amortization, computed using the straight-line method over five to ten years.

m.	Stock Issuance Costs

Stock issuance costs are shown as a direct reduction to shareholders’ equity.

n.	Accounting for Impairment

When the book value of an asset exceeds its estimated recoverable value, which is the greater of the net realizable value or use value of the asset, due to obsolescence, physical damage or a sharp decline in market value, and the amount is material, the asset is recorded at its reduced value and the resulting impairment loss is charged to current operations. In subsequent periods, if the recoverable value exceeds the adjusted book value of the asset, the recoveries of previously recognized losses is recognized as a gain in subsequent periods until the net realizable value equals the original book value of the asset.

o.	Convertible Bonds

The proceeds from issuance of convertible bonds are allocated between the conversion rights and the debt issued; the portion allocable to the conversion rights is accounted for as capital surplus with a corresponding conversion right adjustment which is deducted from the related bonds. Such conversion right adjustment is amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds. The portion allocable to the conversion rights is measured by deducting the present value of the debt at time of issuance from the gross proceeds from issuance of convertible bonds, with the present value of the debt being computed by discounting the expected future cash flows using the effective interest rate applied to ordinary or straight debt of the Company at the issue date.

p.	Accrued Severance Indemnities

In accordance with Korean labor laws, all employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

Changes in accrued severance indemnities for the years ended December 31, 2003 and 2004 are as follows (in millions of Korean won):

	2003		2004
Beginning balance	(Won)	4,047	(Won)	3,706
Provision		1,705		1,442
Change in consolidated subsidiaries		—		(1,612)
Payments		(1,968)		(965)
Other		(78)		—

Ending Balance	(Won)	3,706	(Won)	2,571

In addition, the Company and certain subsidiaries expect to pay the following future benefits for the next 10 years to their employees upon their normal retirement age as follows (in millions of Korean won):

Year ending December 31,
2005	(Won)	625
2006		263
2007		45
2008		141
2009		82
2010 ~ 2014		525

Total	(Won)	1,681

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

q.	Treasury Stock

Treasury stock is shown separately as a capital adjustment item within stockholders’ equity. Gains on sales of treasury stock are credited to capital surplus, and losses are charged against either capital surplus arising from previous treasury stock transactions or against retained earnings.

r.	Costs for Product Warranties

Through 2003, under the previous Korean GAAP, product warranty costs were expensed as incurred. Effective January 1, 2004, estimated warranty cots are accrued at the time of sale based on historical experience and expected future costs.

s.	Income Taxes

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

t.	Accounting for Foreign Currency Transactions

The Company and its subsidiaries maintain their accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated in the accompanying consolidated financial statements at the Base Rates announced by Seoul Money Brokerage Service, Ltd. on the balance sheet dates, which, for U.S. dollars, were (Won)1,197.80=$1.00 and (Won)1,043.80=$1.00, at December 31, 2003 and 2004, respectively. The resulting gains and losses arising from the translation or settlement of such assets and liabilities are included in current operations.

u.	Valuation of Long-Term Receivables

Long-term receivables resulting from long-term installment transactions are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal receivable balances. Such imputed interest is included in current operations using the effective interest rate method over the redemption period.

v.	Accounting for Employee Stock Option Compensation Plan

The Company adopted the fair value based method of accounting for the employee stock option compensation plan, which was established, effective as of March 25, 2000, to reward the performance of individual officers and other employees who have contributed, or have the ability to contribute, significantly to the Company. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, the expected dividends, and a risk-free interest rate over the expected life of the option. However, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options granted before December 31, 2003, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the actual life of the option, dividends on the stock, or the risk-free interest rate.

w.	Accounting for Leases

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

x.	Derivative Instruments

The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portion of the gains or losses on the hedging instruments are recorded as a separate component of shareholders’ equity and credited/charged to operations at the time the hedged transactions affect earnings, and the ineffective portion of the gains or losses is credited/charged immediately to operations. The Company has no outstanding derivative instruments as of December 31, 2003 and 2004.

3.	INVENTORIES

Inventories as of December 31, 2003 and 2004 are as follows (in millions of Korean won):

	2003		2004
Merchandise	(Won)	202	(Won)	6,906
Finished goods		2,278		12,890
Work in-process		4,748		4,173
Raw materials		2,410		3,869
Inventories in-transit		26		10

	(Won)	9,664	(Won)	27,848

4.	RESTRICTED DEPOSITS

Restricted deposits as of December 31, 2003 and 2004 are as follows (in millions of Korean won):

	2003		2004		Remark
Short-term financial instruments	(Won)	7,482	(Won)	32,182	Collateral of letters of credit and other
Long-term financial instruments		458		705	Guarantee deposits for checking accounts and other

	(Won)	7,940	(Won)	32,887

5.	AVAILABLE-FOR-SALE SECURITIES

Available-for-sale securities as of December 31, 2003 and 2004 are as follows (in millions of Korean won):

	Ownership percentage (%)	Acquisition cost		Book value				Net asset value or fair value
	2004	2004		2003		2004		2004
(Available-for-sale securities in equity securities of non-listed companies)
SK Communications Corporation (note a)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—
On-net Corporation (note b)	14.39%		795		459		459		363
Intro System (note b)	15.16%		500		—		—		—
JIT Corporation (note b)	3.65%		100		—		—		—
Nara Vision (note b)	17.43%		3,500		264		151		151
NetThru (note b)	9.87%		296		24		24		93
Infinity Telecom (note b)	16.70%		500		62		62		128
Korea Technology Transfer Center (note c)	8.40%		1,500		1,500		1,500		1,415
TeleFree (note b)	2.57%		504		62		62		17
Streambox Korea (note b)	5.11%		1,500		—		—		—
NeoBill Co., Ltd. (note b)	1.84%		225		52		—		—
Mobens Co., Ltd. (note b)	15.09%		1,000		—		—		—
Mirae (Hong Kong) Co., Ltd.	99.00%		2		2		2		2
Linxtek (note b)	1.22%		28		28		—		—
Seoul Venture (note b)	5.69%		80		—		—		—
EON Group (note b)	1.33%		13		6		—		—
CAMIS Co., Ltd. (note c)	0.26%		10		10		10		17
YESS World Inc. (note c)	0.72%		20		20		20		17
Sunwoo Information System (note b)	1.00%		10		—		—		—
Dabonet Co., Ltd. (note c)	0.79%		8		8		8		9
Digital Photo Corp. (note c)	0.93%		5		5		5		6
Telinker (note b)	0.75%		22		6		6		6
E-GIOS Corporation (note d)					—		—		—
Hackers Lab Co., Ltd. (note d)					—		—		—
Interchem Korea (note d)					100		—		—
Imobiz (note d)					—		—		—
Other (note d)					5		—		—

Sub-total			10,618		2,613		2,309		2,224

(Available-for-sale securities in debt securities)
Public Bonds			30		445		30		30
Cen21 Co., Ltd. (note b)			250		—		—		—
Mobens Co., Ltd. (note b)			1,000		—		—		—

Sub-total			1,280		445		30		30

Less: current portion					(3)		—		—

Long-term portion					442		30		30

Total long-term portion of available-for-sale securities				(Won)	3,055	(Won)	2,339	(Won)	2,254

(note a)	The Company’s initial investment cost was (Won)50 million. In 1999, the carrying value was subsequently reduced to zero to reflect the Company’s share of SK Communications’ loss for the year ended December 31, 1999 which exceeded the carrying amount of the common stock investment. In February 2000, SK Communications issued and sold 3,122 additional shares of its common stock at a premium to outside entities including Mirae Asset Venture Capital, Sumitomo Corp., SingTel and Hikari, for (Won)18,000,000 per share (par value: (Won)5,000 per share). As a result of such issuance, the Company’s equity ownership in SK Communications decreased from 50% to 43.25% and its investment increased by (Won)24,628 million. The resulting gain on sale of stock by SK Communications was accounted for as an equity transaction and included in capital surplus. In August 2002, the Company’s ownership percentage decreased from 43.25% to 4.54% through a sale to SK Telecom Co., Ltd. As a result, the investment in SK Communications was accounted for using the equity method through July 2002 and thereafter the Company used the cost method of accounting. In June 2003, the Company disposed of its 6,836,690 shares of SK Communications for (Won)660 per share. As a result of such disposal, the Company recorded a gain on disposal of securities of (Won)26,940 million. Details are as follows (in millions of Korean won):

Book value (A)	Capital surplus (B)		Capital adjustment (C)		Disposal amount (D)		Gain on disposal (D)-((A)-(B)-(C))
(Won)2,532	(Won)	24,628	(Won)	332	(Won)	4,512	(Won)	26,940

(note b)	The carrying values of investments were adjusted to the relevant net asset value of each investee or fully written down where the decline in net asset value is not deemed to be temporary.

(note c)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost.

(note d)	The equity securities in these companies are owned by SoftForum, which was excluded from consolidation for the year ended December 31, 2004. Therefore, the ownership percentage, book value and net asset value of these investments as of December 31, 2004 are not disclosed.

6.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD

Securities accounted for using the equity method of accounting as of December 31, 2003 and 2004 are as follows (in millions of Korean won):

	Ownership percentage (%)	Acquisition cost		Book value				Net asset value
	2004	2004		2003		2004		2004
SoftForum (note a)	41.51%	(Won)	539	(Won)	—	(Won)	10,932	(Won)	10,932
Mirae America (note b)	50.00%		126		—		—		—
AIO Corporation preferred stock (note c)	21.63%		3,513		—		—		—
Cyber Bank (note d)	26.87%		11,750		2,173		—		—

Total		(Won)	15,389	(Won)	2,173	(Won)	10,932	(Won)	10,932

(note a)	Through 2003, SoftForum was one of the Company’s consolidated subsidiaries and was included in the consolidation. As mentioned in Note 2, on March 24, 2005, the Company sold 2,726,800 shares of 3,328,840 shares of SoftForum held by the Company to a third party and the Company’s ownership percentage decreased to 7.51%. As a result, the investment in SoftForum was accounted for using the equity method for the year ended December 31, 2004.

(note b)	As of December 31, 2003 and 2004, Mirae America has a net equity deficit.

(note c)	The carrying value was fully written down in 2001 since the Company’s management believes that there is uncertainty relating to AIO Corporation’s ability to continue as a going concern and the recoverability of the carrying value was remote.

(note d)	From 2003, the investment in Cyber Bank was accounted for using the equity method as the Company acquired additional common shares of Cyber Bank for the year ended December 31, 2003 and the ownership percentage in Cyber Bank increased to 28.24%, including the investment made by SoftForum of 1.46% as of December 31, 2003. As of December 31, 2004, the ownership percentage decreased to 26.87% due to the exclusion of SoftForum from consolidation.

Changes in securities accounted for using the equity method of accounting for the years ended December 31, 2003 and 2004 are as follows (in millions of Korean won):

	Mobile Game		Mirae America		AIO Corporation		Cyber Bank		Soft Forum
At January 1, 2003	(Won)	137	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Changes in equity method securities		—		—		—		62		—
Acquisition		—		—		—		10,000		—
Disposal		(74)		—		—		—		—
Valuation gain in equity securities valued using the equity method of accounting (capital adjustments)		1		—		—		—		—
Equity in losses of affiliates		(64)		—		—		(7,889)		—

At December 31, 2003		—		—		—		2,173		—
Change in consolidated subsidiary		—		—		—		(107)		13,308
Equity in losses of affiliates		—		—		—		(2,066)		(2,402)
Valuation gain in equity securities valued using the equity method of accounting (capital adjustments)		—		—		—		—		26

At December 31, 2004	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	10,932

7.	SHORT-TERM AND LONG-TERM LOANS TO EMPLOYEES

Short-term and long-term loans to employees as of December 31, 2003 and 2004 are (Won)3,292 million and (Won)1,599 million, respectively.

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2003 and 2004 are as follows (in millions of Korean won):

	Useful lives (years)	2003		2004
Land	—	(Won)	25,700	(Won)	15,375
Buildings and structures	5 ~ 60		62,677		55,970
Machinery	4 ~ 10		7,163		8,170
Vehicles	5 ~ 6		886		890
Tools, furniture and fixtures	4 ~ 10		31,033		30,799
Construction-in-progress			—		6,496

Total			127,459		117,700
Less accumulated depreciation			(36,403)		(39,806)

Net		(Won)	91,056	(Won)	77,894

Changes in net book value of property, plant and equipment for the years ended December 31, 2003 and 2004 are as follows (in millions of Korean won):

	Land		Building and structures		Machinery		Vehicles		Tools, furniture and fixtures		Construction -in-progress		Total
January 1, 2003	(Won)	15,494	(Won)	47,949	(Won)	3,808	(Won)	248	(Won)	7,818	(Won)	—	(Won)	75,317
Purchases		10,369		9,669		292		210		2,129		—		22,669
Disposals		(163)		(388)		—		(7)		(137)		—		(695)
Impairment loss		—		—		—		—		(103)		—		(103)
Depreciation		—		(1,509)		(598)		(122)		(3,903)		—		(6,132)

December 31, 2003		25,700		55,721		3,502		329		5,804		—		91,056
Purchases		—		652		753		251		1,720		6,496		9,872
Disposals		—		—		—		(33)		(58)		—		(91)
Changes in consolidated subsidiaries		(10,325)		(7,206)		241		(22)		(686)		—		(17,998)
Depreciation		—		(1,452)		(811)		(170)		(2,512)		—		(4,945)

December 31, 2004	(Won)	15,375	(Won)	47,715	(Won)	3,685	(Won)	355	(Won)	4,268	(Won)	6,496	(Won)	77,894

The Korean government’s declared standard value of land compared to the book value of land owned as of December 31, 2003 and 2004 is as follows (in millions of Korean won):

	2003		2004
Standard value	(Won)	24,821	(Won)	19,928
Book value		25,700		15,375

A certain portion of the Company’s land and buildings is pledged as collateral for the Company’s short-term borrowings, bonds and long-term borrowings up to (Won)8,000 million with Korea Exchange Bank and (Won)9,000 million and US$24,900 thousand with Korea Development Bank.

9.	SHORT-TERM BORROWINGS

Short-term borrowings as of December 31, 2003 and 2004 are as follows (in millions of Korean won):

Lender	Annual interest rate - 2004 (%)	2003		2004
Korea Exchange Bank	1.00 ~ 6.73	(Won)	14,652	(Won)	11,302
Hana Bank	—		153		—
Korea Development Bank	2.00 ~ 4.65		—		19,882
Shinhan Bank	5.75 ~ 6.42		5,000		6,755
Woori Bank	7.70		—		800
Other	9.00		150		100

Total		(Won)	19,955	(Won)	38,839

10.	LEASED PROPERTY AND LIABILITIES UNDER CAPITAL LEASES

Lease payables as of December 31, 2003 and 2004 are as follows (in millions of Korean won):

Leasing company	2003		2004
KDB Capital Co.	(Won)	621	(Won)	160
Less: payable within 1 year		(461)		(160)

Long-term portion	(Won)	160	(Won)	—

Leased property under capital leases as of December 31, 2003 and 2004 are as follows (in millions of Korean won):

	2003				2004
	Tools, furniture and fixtures		Machinery		Tools, furniture and fixtures		Machinery
Acquisition cost	(Won)	799	(Won)	591	(Won)	799	(Won)	119
Accumulated depreciation		(799)		(127)		(799)		(33)

Net book value	(Won)	—	(Won)	464	(Won)	—	(Won)	86

11.	LONG-TERM BORROWINGS

Long-term borrowings denominated in Korean won as of December 31, 2003 and 2004 are as follows (in millions of Korean won):

Lender	Annual interest rate (%)	2003		2004
Korea Development Bank	5.4%~5.5%	(Won)	5,000	(Won)	4,063
Korea Exchange Bank	3.03%		500		500

Sub-total			5,500		4,563
Less current portion			(938)		(1,250)

Total		(Won)	4,562	(Won)	3,313

Long-term borrowings denominated in foreign currency as of December 31, 2003 and 2004 are as follows (in thousands of U.S. dollars):

Lender	Annual interest rate (%)	2003		2004
Korea Development Bank	4.4%~5.23%	US$	3,784	US$	8,060
Less current portion			(710)		(946)

Total		US$	3,074	US$	7,114

Current portion of equivalent in Korean won		(Won)	849	(Won)	987

Long-term portion of equivalent in Korean won		(Won)	3,683	(Won)	7,426

The future maturities of long-term borrowings at December 31, 2004 are as follows (in millions of Korean won and thousands of U.S. dollars):

Year ending December 31,	Long-term borrowings in Korean won		Long-term borrowings in foreign currency		Equivalent in Korean won		Total
2005	(Won)	1,250	US$	946	(Won)	987	(Won)	2,237
2006		1,250		1,446		1,510		2,760
2007		1,750		1,943		2,028		3,778
2008		313		1,233		1,287		1,600
2009 and after		—		2,492		2,601		2,601

Total	(Won)	4,563	US$	8,060	(Won)	8,413	(Won)	12,976

12.	CONVERTIBLE BONDS PAYABLE

Details of the convertible bonds payable as of December 31, 2004 are as follows (in millions of Korean won):

	Maturity	Annual coupon rate	2004
1st non-guaranteed convertible bonds	December 14, 2007	1.5%	(Won)	3,000
Add: premium on bonds				632
Less: Conversion right adjustments				(623)

Net			(Won)	3,009

The details of the above convertible bonds are as follows:

•	Issuance date: December 14, 2004

•	Face value: (Won)3,000 million

•	Interest payment: every three months after issuance

•	Yield to maturity: 7.8% per annum (for bonds not converted, 121.44% of principal will be due at maturity)

•	Conversion price: (Won)640 per share

•	Class of stocks to be issued: common stock

•	Conversion period: From December 14, 2005 through December 13, 2007

Conversion right was measured at zero (0) as the yield to maturity is not more favorable compared to the ordinary corporate bonds. The Company provided a certain portion of its land and buildings as collateral.

13.	RELATED PARTY TRANSACTIONS

Detailed related party transactions for the years ended December 31, 2002, 2003 and 2004 and account balances as of December 31, 2003 and 2004 are as follows (in millions of Korean won):

(1) Transactions with affiliates which are accounted for using the equity method

	2002		2003		2004
Sales to:
Mirae America	(Won)	1,783	(Won)	58	(Won)	1,351
Cyber Bank		—		7,494		530

Total		1,783		7,552		1,881

Other income (expense) from (to):
Mirae America		(26)		(289)		(135)
Mobile Game		253		—		—
Cyber Bank		—		—		15

Total		227		(289)		(120)

Acquisition of equity securities valued using the equity method accounting:
Cyber Bank		—		10,000		—

(2) Account balances with affiliates, which are accounted for using the equity method

	2003		2004
(Assets)
Accounts receivable – trade:
Mirae America	(Won)	1,408	(Won)	2,266
Cyber Bank		6,065		5,929

Sub - total		7,473		8,195

Accounts receivable - other from Cyber Bank:		1		3

Advance payments to Mirae America		800		800

Guarantee deposits from SoftForum		—		386

Total	(Won)	8,274	(Won)	9,384

(Liabilities)
Accrued expenses to Mirae America		10		135

Guarantee deposits payable to Cyber Bank		199		—

Total	(Won)	209	(Won)	135

In 2004, SoftForum was changed to an affiliate of the Company accounted for using the equity method from a consolidated subsidiary. In 2003, Cyber Bank became an affiliate of the Company accounted for using the equity method and Mobile Game was excluded from an affiliate of the Company.

(3) Transactions with other related parties

	2002		2003		2004
Sales to:
Cyber Bank	(Won)	3,974	(Won)	—	(Won)	—
Mirae Hong Kong		—		1,063		1,143

Sub-total		3,974		1,063		1,143

Disposition of property and equipment and intangible assets to Testech		1,338		—		—

Purchase of property and equipment and intangible assets from Testech		—		7		—

Interest income from Cyber Bank		235		—		—

Other income from Testech		10		10		—

Purchases from Testech		1,784		460		—

Other expense to Testech		15		3		—

Other expense to MR Tech		—		—		33

Acquisition of investments from Cyber Bank		1,800		—		—

In 2004, Testech became a non-related party due to the executive serving both the Company and Testech through 2003 resigned from the Company; and MR Tech was changed to a non-consolidated related company due to the disposal of investments in SoftForum (see Note 27).

(4) Account balances with other related parties

	2003		2004
(Assets)
Accounts receivable - trade from Mirae Hong Kong	(Won)	624	(Won)	785

(Liabilities)
Accounts payable - trade to Testech	(Won)	88	(Won)	—

Accounts payable - other
Mirae Hong Kong		14		62
MR Tech		—		3

Sub-total		14		65

Total	(Won)	102	(Won)	65

(5) Collateral Provided for the Related Parties

As of December 31, 2004, the Company provided collateral for its related parties as follows (in millions of Korean won):

Company	Assets pledged	Amount		Remark
Cyber Bank	Short-term financial instruments	(Won)	18,000	Repayment of borrowings
Mirae Online	”		980	Letters of credit and other

For the year ended December 31, 2004, the Company provided allowance for loss on collateralized assets totaling (Won)14,816 million in connection with the collateral provided for Cyber Bank as the management believed that such collateral would probably be used to repay on behalf of Cyber Bank.

In addition, for the year ended December 31, 2004, the Company provided allowance for doubtful accounts amounting to (Won)2,929 million for trade receivable from Cyber Bank. As of December 31, 2004, the SoftForum’s short-term financial instruments totaling (Won)2,000 million were pledged as collateral for borrowings of Cyber Bank Corporation. See Note 27 for additional provision of collateral for Cyber Bank in 2005.

14.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The details of monetary assets and liabilities denominated in foreign currencies as of December 31, 2003 and 2004 are as follows (in millions of Korean won, thousands of U.S. dollars, H.K. dollars, and Japanese yens):

	Foreign currencies
	2003		2004
Cash and cash equivalents	US$	2,451	US$	2,844
”		¥86		—
”	HK$	154		—
Accounts receivable – trade	US$	12,665	US$	15,313
”		¥2,044		¥994
Accounts payable – trade		—	US$	47
”		¥885		¥12,913
Short-term borrowings		—	US$	9,533
”		¥13,557		¥988,719
Current portion of long-term debt	US$	710	US$	946
Long-term borrowings	US$	3,075	US$	7,114

	Korean won equivalent
	2003		2004
Cash and cash equivalents	(Won)	2,936	(Won)	2,969
”		1		—
”		24		—
Accounts receivable – trade		15,170		15,983
”		23		10
Accounts payable – trade		—		49
”		10		131
Short-term borrowings		—		9,950
”		152		10,007
Current portion of long-term debt		849		987
Long-term borrowings		3,683		7,426

15.	CAPITAL STOCK AND CAPITAL SURPLUS

The Company’s capital stock consists entirely of common stock. The par value and the number of shares authorized, issued and outstanding as of December 31, 2003 and 2004 are as follows:

	2003		2004
Par value (in Korean won)	(Won)	100	(Won)	100

Authorized shares		351,000,000		351,000,000
Issued shares		179,186,000		179,186,000
Outstanding shares, net of treasury stock		177,711,861		177,711,861

Changes in capital stock and additional paid-in capital in 2003 and 2004 are as follows (in millions of Korean won except for share data):

	Numbers of shares issued	Capital stock		Additional paid-in capital
At January 1, 2003	124,637,500	(Won)	12,464	(Won)	219,862

Additional issuance (note a)	24,927,500		2,493		22,611
Additional issuance without consideration	29,621,000		2,962		(2,962)
Decrease in capital surplus relating to disposal of available-for-sale securities (note b)	—		—		(24,628)
Decrease in capital surplus relating to disposal of investment in consolidated subsidiaries (note c)	—		—		(353)
Offset against deficit	—		—		(73,738)

At December 31, 2003	179,186,000		17,919		140,792

Changes in consolidated subsidiaries	—		—		(12,878)

At December 31, 2004	179,186,000	(Won)	17,919	(Won)	127,914

(note a)	In August 2003, the Company issued 24,927,500 additional shares for (Won)1,020 per share.

(note b)	In June 2003, the Company disposed of 6,836,690 shares of SK Communications for (Won)660 per share. As a result of such disposal, the Company’s additional paid-in capital of (Won)24,628 million decreased.

(note c)	In 2003, the Company disposed of 130,000 shares of MOL. As a result of such disposal, the Company’s equity ownership in MOL decreased from 81.39% to 67.47% and the Company’s additional paid-in capital decreased by (Won)353 million.

16.	RETAINED EARNINGS (DEFICIT)

Changes in unappropriated retained earnings (undisposed deficit) for the years ended December 31, 2003 and 2004 are as follows (in millions of Korean won):

	2003		2004
Unappropriated retained earnings (undisposed deficit) at beginning of the year	(Won)	(73,457)	(Won)	2,805
Changes in unappropriated retained earnings:
Change in consolidated subsidiaries		—		302
Losses in excess of minority interest		—		(126)

Sub-total		(73,457)		176

Transfers from appropriated reserves or disposition of deficit:
Additional paid-in capital		73,738		—
Reclassification of loss on disposal of treasury stock		—		(113)

Sub-total		73,738		(113)

Net income (loss)		2,524		(31,654)

Unappropriated retained earnings (undisposed deficit) to be carried forward to the following year	(Won)	2,805	(Won)	(28,786)

17.	TREASURY STOCK

As of December 31, 2004, the Company holds 1,474,139 shares of treasury stock (book value: (Won)4,344 million) purchased in order to stabilize the market price of its stock. During the year ended December 31, 2003, the Company acquired 14,139 shares of treasury stock in the market for (Won)17 million and later sold 300,000 shares for (Won) 374 million and a loss from disposal of treasury stock amounting to (Won)113 million was deducted from other capital adjustments. For the year ended December 31, 2004, such loss from disposal of treasury stock was offset against retained earnings through appropriation of retained earnings. Changes in treasury stock during the years ended December 31, 2003 and 2004 are as follows (in millions of Korean won except for share data):

	Number of treasury stock	Carrying amount
At January 1, 2003	1,760,000	(Won)	4,814

Purchase of treasury stock	14,139		17
Disposal of treasury stock	(300,000)		(487)

At December 31, 2003 and 2004	1,474,139	(Won)	4,344

The Company intends to sell its treasury stock in the market in the future. No dividends will be paid on treasury stock.

18.	SALES

Details of sales for the years ended December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002		2003		2004
Handlers and components	(Won)	14,434	(Won)	44,184	(Won)	33,523
SMD placement systems		23,486		19,201		24,299
Security solutions products and services (note a)		15,881		17,189		—
Other		10,629		14,479		9,059

	(Won)	64,430	(Won)	95,053	(Won)	66,881

(note a)	Because SoftForum was excluded from consolidation for the year ended December 31, 2004, the related security solutions products and services revenue was also eliminated from the above table.

19.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The details of selling, general and administrative expenses for the years ended December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002		2003		2004
Salaries	(Won)	10,203	(Won)	9,668	(Won)	7,137
Commissions		3,329		4,370		3,356
Travel		745		810		879
Depreciation		3,142		2,699		1,785
Entertainment		826		1,179		536
Advertising		941		1,035		976
Research and development		2,410		1,053		880
Product warranty		1,004		86		1,912
Bad debts		11,786		3,224		1,784
Other		3,265		3,849		3,412

	(Won)	37,651	(Won)	27,973	(Won)	22,657

20.	INCOME TAXES

The following is a reconciliation between financial accounting income and taxable income, together with a computation of income taxes for the years ended December 31, 2002, 2003 and 2004 (in millions of Korean won):

	2002		2003		2004
Income (loss) before income taxes and minority interest	(Won)	(72,890)	(Won)	916	(Won)	(31,919)
Additions (deductions):
Provision for severance indemnities		799		(540)		272
Loss from valuation of inventories		2,497		(7,692)		(10,465)
Entertainment expenses		672		921		260
Accrued interest income		(39)		60		(388)
Gain (loss) on valuation of trading securities		3,227		(3,238)		396
Reversal of tax-free reserves		1,081		—		—
Net loss (income) of consolidated affiliate		3,943		402		(172)
Provision for doubtful accounts		3,429		10,534		16,891
Depreciation		50		—		—
Loss from impairment of deferred development costs		8,345		(2,466)		(403)
Loss from impairment of available-for-sale securities		3,830		1,343		169
Equity in losses of affiliate		11,434		(15,484)		5,826
Other		957		1,229		581

Total		(32,665)		(14,015)		(19,952)
Add back - Net operating loss carryforwards (note a)		34,746		14,119		19,952

Net taxable income	(Won)	2,081	(Won)	104	(Won)	—

	2002		2003		2004
Corporate income taxes at statutory Korean corporate income tax rates of 27%	(Won)	542	(Won)	16	(Won)	—
Special tax credit for small and medium-sized venture companies		(266)		—		—
Tax credit for technology and human resource development and capital investments		(24)		—		—

Corporate income taxes payable		252		16		—
Resident surtax payable		25		2		—

Total income taxes payable	(Won)	277	(Won)	18	(Won)	—

(note a)	In Korea, there is no tax payment system based on consolidated taxable income (or loss). Increase in net operating loss carryforwards of the Company and subsidiaries, which have no tax liabilities due to the net operating loss, for the years ended December 31, 2002, 2003 and 2004, were added to show taxable income for subsidiaries with tax liabilities.

The provision for income taxes for the years ended December 31, 2002, 2003 and 2004 consists of the following (in millions of Korean won):

	2002		2003		2004
Currently payable	(Won)	277	(Won)	18	(Won)	—
Deferred		—		—		—

Income tax expense	(Won)	277	(Won)	18	(Won)	—

The difference between income tax expense computed using the statutory income tax rate and the recorded income tax expense for the years ended December 31, 2002, 2003 and 2004 is attributable to the following (in millions of Korean won):

	2002		2003		2004
Income tax expense (benefit) at statutory income tax rate of 27%	(Won)	(19,680)	(Won)	247	(Won)	(8,618)
Resident surtax		(1,968)		25		(862)
Tax credit for technology and human resource development and capital investments		(242)		—		—
Special tax credit for small and medium-sized venture companies		(293)		—		—
Tax effect of permanent differences		472		729		249
Change in valuation allowance		22,037		(4,748)		8,919
Change in income tax rate (note a)		—		3,551		—
Other		(49)		214		312

Recorded income tax expense	(Won)	277	(Won)	18	(Won)	—

(note a)	Pursuant to a revision in the Korean Corporate Income Tax Law, statutory corporate income tax rate will be changed from current 27% to 25%, effective January 1, 2005.

The tax effects of each type of temporary difference, net operating loss carryforwards and tax credit carryforwards that gave rise to a significant portion of the deferred income tax assets at December 31, 2003 and 2004 are as follows (in millions of Korean won):

	2003		2004
Current:
Accrued interest income	(Won)	(41)	(Won)	(131)

Gain (loss) on valuation of trading securities		(56)		60
Loss from valuation of inventories		3,457		323

Sub-total		3,360		252

Non-current portion:
Provision for severance indemnities		589		401
Net operating loss carryforwards (note a)		19,445		26,190
Net loss of consolidated subsidiaries		4,408		4,167
Tax credit carryforwards (note a)		7,360		7,328
Deferred development costs		1,494		1,477
Impairment loss from available-for-sale securities		3,734		3,626
Equity in losses of affiliate		6,657		7,961
Depreciation		275		254
Provision for doubtful accounts		7,748		12,349
Other		35		19

Sub-total		51,745		63,772

Total deferred income tax assets		55,105		64,024

Valuation allowance (note b)		(55,105)		(64,024)

Net deferred income tax assets	(Won)	—	(Won)	—

(note a)	At December 31, 2004, the Company and subsidiaries had tax credit carryforwards for tax purposes relating to technology and human resource development and capital investments, of which (Won)2,536 million will expire in 2006, (Won)3,369 million in 2007, (Won)1,423 million in 2008. The Company and subsidiaries also had net operating loss carryforwards, of which (Won)56,590 million will expire in 2007 and (Won)14,051 million in 2008 and (Won)24,597 million in 2009, respectively.
(note b)	A full valuation allowance has been provided for deferred income tax assets as of December 31, 2004 and 2003 since the Company’s management believes that the realization of the deferred tax assets is uncertain.

21.	INCOME (LOSS) PER COMMON SHARE

Net income (loss) per common share for the years ended December 31, 2002, 2003 and 2004 are computed as follows (in millions of Korean won, except for share data):

	2002		2003		2004
Net income (loss)	(Won)	(72,991)	(Won)	2,524	(Won)	(31,654)
Weighted average number of shares outstanding (note a)		155,173,720		159,684,809		177,711,861

Basic net income (loss) per common share (in Korean won)	(Won)	(470)	(Won)	16	(Won)	(178)

(note a)	Weighted average number of shares outstanding for the years ended December 31, 2002, 2003 and 2004 is calculated as follows:

2002

	Number of shares (note b)	Days	Weighted number of shares
Beginning balance	157,217,552	365	57,384,406,379
Treasury stock	(2,061,125)	365	(752,310,661)
Disposal of treasury stock	219,483	224	49,164,267
Acquisition of treasury stock	(365,806)	219	(80,111,417)
”	(239,666)	218	(52,247,125)
”	(151,368)	216	(32,695,448)
Disposal of treasury stock	378,420	173	65,466,581
”	350,669	170	59,613,692
”	27,751	169	4,689,880
Acquisition of treasury stock	(378,420)	20	(7,568,391)

Total	154,997,490		59,638,407,756

			÷365

Weighted average number of shares			155,173,720

2003

	Number of shares (note b)	Days	Weighted number of shares
Beginning balance	157,217,552	365	57,384,406,379
Treasury stock	(2,220,061)	365	(810,322,377)
Disposal of treasury stock	252,280	331	83,504,579
”	126,140	329	41,500,010
Additional issuance	22,350,090	71	1,586,856,393
Acquisition of treasury stock	(14,139)	70	(989,730)

Total	177,711,861		58,284,955,254

			÷365

Weighted average number of shares			159,684,809

(note b)	The Company’s number of shares was retrospectively recalculated considering the effect (5.12%) of additional issuance with consideration in 2003 which were issued less than fair value, and 20% stock dividends in 2003.

2004

	Number of shares	Days	Weighted number of shares
Beginning balance	179,186,000	366	65,582,076,000
Treasury stock	(1,474,139)	366	(539,534,874)

Total	177,711,861		65,042,541,126

			÷366

Weighted average number of shares			177,711,861

Diluted income (loss) per share for the years ended December 31, 2002, 2003 and 2004 is not presented as stock options and convertible bonds have anti-dilutive effect.

22.	CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

A substantial portion of the Company and its subsidiaries’ sales for the years ended December 31, 2002, 2003 and 2004 are made to customers in the semiconductor industry. Details of customers accounting for 10% or more of the Company and its subsidiaries’ sales are as follows (in millions of Korean won):

Customers	2002		2003		2004
Samsung Electronics Co., Ltd.	(Won)	4,804	(Won)	—	(Won)	—
Hynix Semiconductor Co., Ltd.		923		17,151		10,500
SanDisk		436		14,860		6,931
Other		58,267		63,042		49,450

	(Won)	64,430	(Won)	95,053	(Won)	66,881

The related accounts receivable balances from the above major customers as of December 31, 2003 and 2004 are as follows (in millions of Korean won):

Customers	2003		2004
Hynix Semiconductor Co., Ltd.	(Won)	9,012	(Won)	417
SanDisk		255		742
Other		48,736		43,546

Total		58,003		44,706
Allowance for doubtful accounts		(17,414)		(17,873)

Net	(Won)	40,589	(Won)	26,832

23.	SEGMENT INFORMATION

a.	Export Sales

The Company had foreign export sales amounting to 32.24%, 31.36% and 35.94% of total sales for the years ended December 31, 2002, 2003 and 2004, respectively. The export sales were made principally to the following locations:

	2002	2003	2004
Asia	12.21%	11.10%	14.52%
Europe	15.32%	3.51%	7.25%
United States of America	4.71%	16.75%	14.17%

	32.24%	31.36%	35.94%

b.	Business Segment Information

Through 1998, the Company operated in one major business segment, the handler manufacturing business. As the Company expanded its sales of SMD placement systems and security solutions, additional business segments were designated. Sales, operating income (loss), identifiable assets, capital expenditures and depreciation as of and for the years ended December 31, 2002, 2003 and 2004, pertaining to the business segments in which the Company and its subsidiaries operated are presented as follows (in millions of Korean won):

	Sales		Operating income (loss)		Identifiable assets		Capital expenditures		Depreciation of property, plant and equipment
(As of and for the year ended December 31, 2002)

Handlers and components	(Won)	14,434	(Won)	(8,468)	(Won)	18,515	(Won)	327	(Won)	594
SMD placement systems		23,486		(16,760)		37,469		537		977
Security solutions		15,881		99		38,897		215		321
Research and development center		—		—		20,441		189		343
Other		10,629		(4,955)		—		1,970		4,476

Consolidated	(Won)	64,430	(Won)	(30,084)	(Won)	115,322	(Won)	3,238	(Won)	6,711

(As of and for the year ended December 31, 2003)

Handlers and components	(Won)	44,184	(Won)	1,093	(Won)	23,931	(Won)	398	(Won)	468
SMD placement systems		19,201		(2,406)		25,776		654		770
Security solutions		17,189		(1,860)		41,549		18,401		588
Research and development center		—		—		19,610		1,097		1,290
Other		14,479		(2,450)		—		2,119		3,016

Consolidated	(Won)	95,053	(Won)	(5,623)	(Won)	110,866	(Won)	22,669	(Won)	6,132

(As of and for the year ended December 31, 2004)

Handlers and components	(Won)	33,523	(Won)	(3,259)	(Won)	27,790	(Won)	706	(Won)	299
SMD placement systems		24,299		(3,829)		28,277		637		271
Research and development center		—		—		11,363		1,491		632
Other		9,059		(333)		—		7,038		3,743

Consolidated	(Won)	66,881	(Won)	(7,421)	(Won)	67,430	(Won)	9,872	(Won)	4,945

24.	COMMITMENTS AND CONTINGENCIES

a.	Checks and Promissory notes Provided as Collateral

In accordance with normal Korean business practices, the Company has provided two blank checks to Seoul Guarantee Insurance Company (“Seoul Guarantee”) as collateral for performance guarantees it has provided to certain of the Company’s significant customers for the timely delivery of goods and satisfaction of warranty obligations. In the event Seoul Guarantee pays claims on such guarantees, the blank checks would be utilized by Seoul Guarantee to recover resulting losses from the Company up to a total maximum amount of (Won)1,000 million. Company management does not currently anticipate any such losses.

In addition, in accordance with normal Korean business practices, at the request of a significant customer the Company has provided a blank promissory note to such customer in order to guarantee the timely delivery of goods and satisfaction of warranty obligations. In the event that the Company fails to properly perform its contractual obligations to such customer, the blank note would be utilized by the customer to recover resulting losses. There is no legal limit to the exposure of the Company in connection with this arrangement. Because of the general nature of the underlying contractual agreement with such customer, it is not possible to determine the Company’s potential loss exposure associated with this arrangement. Company management does not currently anticipate any such loss.

b.	Guarantees Provided by Other Parties

Guarantees provided for the Company by other companies as of December 31, 2004 are as follows (in millions of Korean won and thousands of U.S. dollars):

	Amount		Remark
Seoul Guarantee	(Won)	2,929	Guarantees for timely delivery and other
Korea Exchange Bank		1,035	Letters of credit and other
		$(1,000)
Korea Credit Guarantee Fund		493	Borrowings

	(Won)	4,457

25.	INSURANCE

At December 31, 2004, certain of the Company’s assets are insured with local insurance companies as follows (in millions of Korean won):

Asset	Risk	Book value		Coverage
Property, plant and equipment	Fire and comprehensive liability	(Won)	49,541	(Won)	48,662

The Company carries director and officer liability insurance policies with up to $1 million of coverage against losses arising from any claims made against the directors and officers for any alleged wrongful acts in their respective capacities as directors or officers of the Company.

26.	STOCK OPTION COMPENSATION PLAN

In accordance with the approval of the Company’s shareholders, the Company granted stock options to its employees. Changes in options outstanding for the years ended December 31, 2003 and 2004 are as follows (in Korean won):

	Number of shares (note a)	Weighted average exercise price (note a)
Options outstanding – January 1, 2003	3,261,108	(Won)	1,343
Granted	3,887,715		1,114
Cancelled	(403,068)		1,306

Options outstanding – December 31, 2003	6,745,755		1,213
Granted	1,350,000		1,218
Cancelled	(238,859)		1,157

Options outstanding – December 31, 2004	7,856,896		1,216

(note a)	For the year ended December 31, 2003, the Company’s number of stock option and exercise price were recalculated considering the effect of 20% stock dividend and additional issuance.

The stock options shall become exercisable after two to three years from the date of grant and shall be exercisable within five years from the first exercisable date. When the length of employment is less than two years after the grant of stock option, the Company may cancel the stock options awarded. Upon exercise of stock options, in accordance with the sole discretion of the board of directors, the Company may (1) grant newly issued common stock, (2) grant treasury stock or (3) grant the net difference between the exercise price and the market price with either cash or treasury stock (not applicable for stock options granted in 2004).

As described in note 2, the Company used the fair value based method in valuing the stock options granted in 2004 in accordance with revised interpretation of Korean GAAP. However, for stock option granted before January 1, 2004, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options, which results in measurement at minimum value. Using such valuation methods, total compensation costs were measured at (Won)617 million, (Won)1,267 million and (Won)2,255 million for options granted in 2002, 2003 and 2004, respectively, and are recognized over the service period (2 years). Such compensation costs amounting to (Won)159 million in 2002, (Won)356 million in 2003 and (Won)802 million in 2004 were recognized.

Assuming the Company had considered a volatility factor in estimating the value of its stock options granted in 2002 and 2003, the pro forma consolidated net income and consolidated net income per common share for the years ended December 31, 2002, 2003 and 2004 would have been as follows (in millions of Korean won except per share data):

	2002		2003		2004
Net income (loss):
As reported	(Won)	(72,991)	(Won)	2,524	(Won)	(31,654)
Pro forma		(73,449)		1,394		(32,735)

Income (loss) per share:
As reported	(Won)	(470)	(Won)	16	(Won)	(178)
Pro forma		(473)		9		(184)

The assumptions and variables used by the Company in measuring the fair value of stock options granted in the respective years are as follows:

	2002	2003	2004
Risk free interest rate	5.80%	4.32% ~ 4.75%	4.52%
Expected life	4 years	4 years	4 years
Volatility factor	92.14%	81.95% ~ 91.17%	84.60%
Dividend yield	11.6%	— %	— %
Expected expiration rate of rights	— %	— %	— %

27.	SUBSEQUENT EVENTS

In accordance with the resolution of the Company’s board of directors dated January 19, 2005, on March 3, 2005, the Company sold its land and building of its research and development center located in Hwasung-city, Gyunggi-do for (Won)24,000 million (book value: (Won)20,680 million) and in accordance with the resolution made on January 24, 2005, on March 11, 2005, the Company sold its land and building located in Sungnam-city, Gyunggi-do for (Won) 11,550 million (book value: (Won)7,146 million). In addition, on March 24, 2005, the Company also sold 2,726,800 shares of 3,328,840 shares of SoftForum held by the Company, representing 34% of the total outstanding common stock of SoftForum for a total selling price of (Won)9,010 million ((Won)3,304 per share), to a third party.

The Company also provided additional short-term financial instruments of (Won)5,000 million as collateral for Cyber Bank’s borrowings during January and February of 2005 and as a result, collateral provided for Cyber Bank totaled at (Won)23,000 million as of April 1, 2005.

28.	UNCERTAINTIES IN BUSINESS ENVIRONMENT

The semiconductor industry in Korea is highly competitive and concentrated, with a relatively small number of large semiconductor manufacturers. The industry is characterized by rapid technological changes and fluctuating product prices. The rapid rate of technological change within the industry will require the Company to continually develop new and improved products and processes to maintain its competitive position. The Company’s future operating results will be affected by a wide variety of factors, including general economic conditions and conditions specific to semiconductor-related industries, timing of new product introductions (both by the Company and its competitors), competitive pricing, timely and efficient completion of product design and the availability of new manufacturing technologies.

29.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The consolidated financial statements have been prepared in accordance with Korean GAAP, which differs in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). The significant differences are described below. Other differences were determined not to have a significant effect on either the Company and its subsidiaries’ consolidated net income or shareholders’ equity.

a.	Deferred Income Taxes (see Note 2)

Under US GAAP, deferred tax assets and liabilities are separated into their current and non-current portions based on the classification of related asset or liability for financial reporting purposes. Under Korean GAAP, deferred tax assets and liabilities are presented on the balance sheet as a single non-current net number.

From effective January 1, 2005, deferred income tax assets and liabilities will be separated into their current and non-current portions based on the classification of related asset or liability under Korean GAAP.

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

All research and development costs are charged to expense as incurred under US GAAP, which totaled (Won)9,278 million, (Won)7,653 million and (Won)11,528 million for the years ended December 31, 2002, 2003 and 2004, respectively.

c.	Revenue Recognition

Through 2002, under Korean GAAP, sales were recognized at the time products are delivered to customers. Effective January 1, 2003, Korean GAAP was revised that product sales are recognized upon final acceptance and passage of legal title. This accounting change has been applied prospectively.

Under US GAAP, product sales are recognized upon final customer acceptance and passage of legal title. Final customer acceptance and passage of legal title first require the completion of installation and final calibration of the products within the customer’s production line, which typically occurs between one month and one year after product delivery. Under US GAAP, amounts received on products where delivery has occurred but final customer acceptance and passage of legal title have not yet occurred are recorded as advance receipts from customers in the current liabilities section of the balance sheets.

d.	Marketable Securities and Investment Securities (see Note 2)

Through 2002, under Korean GAAP, debt and equity securities were classified into marketable securities and investment securities. Effective January 1, 2003, Korean GAAP was revised to classify investment in securities into three separate categories; trading securities, available-for-sales securities and held-to-maturity securities in a similar manner as Statement of Financial Accounting Standards No. 115 (SFAS No. 115), “Accounting for Certain Investments in Debt and Equity Securities”, described below. The valuation method for each category is similar to SFAS No. 115; however, the accounting treatment for impairment of investment securities and recoveries under Korean GAAP differ from those under U.S. GAAP as described in Note 29-(e).

Under US GAAP, Statement of Financial Accounting Standards No. 115 (SFAS No. 115) “Accounting for Certain Investments in Debt and Equity Securities”, requires that equity securities with readily determinable fair value and all debt securities be classified into three categories and be accounted for as follows:

•	Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

•	Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in income.

•	Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Gross proceeds from the sale of trading securities were (Won)187,908 million, (Won)71,071 million and (Won) 21,603 million for the years ended December 31, 2002, 2003 and 2004, respectively. The net realized gains (losses) arising from such sales were (Won)2,580 million, ((Won)1,757) million and ((Won)2,732) million for the years ended December 31, 2002, 2003 and 2004, respectively.

Information with respect to trading securities at December 31, 2003 and 2004 is as follows (in millions of Korean won):

	Cost		Gross unrealized gains		Gross unrealized losses		Fair value (book value)
At December 31, 2003:
Equity securities	(Won)	59	(Won)	—	(Won)	(3)	(Won)	56
Debt securities		20,063		1,512		(249)		21,326

	(Won)	20,122	(Won)	1,512	(Won)	(252)	(Won)	21,382

At December 31, 2004:
Equity securities	(Won)	56	(Won)	61	(Won)	—	(Won)	117
Debt securities		35		—		(4)		31

	(Won)	91	(Won)	61	(Won)	(4)	(Won)	148

Information with respect to available-for-sale debt securities including the current portion affected by SFAS No. 115 at December 31, 2003 and 2004 is as follows (in millions of Korean won):

	Cost (amortized cost)		Gross unrealized gains		Gross unrealized losses		Impairment losses		Fair Value (book value)
At December 31, 2003:
Debt securities	(Won)	1,695	(Won)	—	(Won)	—	(Won)	1,250	(Won)	445

At December 31, 2004:
Debt securities	(Won)	1,698	(Won)	—	(Won)	—	(Won)	1,250	(Won)	448

The aggregate carrying amount of the Company’s cost method investments at December 31, 2004 totaled (Won)2,403 million and were not evaluated for impairment because (a) the Company did not estimate the fair value of those investments in accordance with paragraphs 14 and 15 of Statement 107 and (b) the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments.

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

SFAS No. 144 also requires that long-lived assets and certain identifiable intangibles to be disposed of by sale be reported at the lower of the carrying amount or fair value, less cost to sell. Under US GAAP after an asset write- down, representing the new cost basis, subsequent recoveries in value may not be recognized, whereas under Korean GAAP, such recoveries are recognized as gains to the extent of impairment losses previously recognized.

The Company has made significant additions to its facilities in recent years. Because of a decline in sales, the Company has reviewed its long-lived assets for potential impairment in accordance with the provisions of SFAS No. 144 and determined the carrying values are appropriately recorded.

In addition, during March 2005, the Company sold certain of its investments in equity and property (land and buildings) to third parties at the value greater than the corresponding carrying amount under both Korean GAAP and US GAAP. Accordingly, no valuation losses for the assets to be disposed of were recorded as of December 31, 2004.

g.	Costs for Product Warranties (see Note 2)

Through 2003, under the previous Korean GAAP, product warranty costs were expensed as incurred. Effective January 1, 2004, estimated warranty costs are accrued at the time of sale based on historical experience and expected future cost in line with US GAAP.

Changes in reserve for product warranties for the years ended December 31, 2003 and 2004 are as follows (in millions of Korean won):

	2003		2004
Beginning balance	(Won)	607	(Won)	949
Provided		1,899		1,986
Incurred		(86)		(919)
Adjustment		(1,471)		(1,023)

Ending balance	(Won)	949	(Won)	993

h.	Comprehensive Income

Under Korean GAAP, there is no requirement to present comprehensive income. Under US GAAP, comprehensive income and its components must be presented in the financial statements. Comprehensive income includes all changes in shareholders’ equity during a period except those resulting from investments by, or distributions to, owners, including certain items not included in the current results of operations. There were no such changes in the Company’s shareholders’ equity in all periods presented.

i.	Loss from Valuation of Inventories

Through 2003, under the previous Korean GAAP, loss from valuation of inventories was classified as other expense. Effective January 1, 2004, Korean GAAP was revised that such loss from valuation of inventories is classified as cost of sales in line with the US GAAP.

j.	Applying the Equity Method of Accounting

Under US GAAP, when an investor holds other types of interest (for example, loans and preferred stock) in addition to common stock of an investee accounted for using the equity method of accounting and the investor’s share of losses of the investee exceeds the carrying amount of the common stock investment, additional equity method losses are recognized by the investor. Under Korean GAAP, no such additional losses are required to be recognized by the investor. If the investee subsequently reports net income or issues its common stock, the investor shall resume applying the equity method and recognize its share of the net loss not recognized during the period the equity method was suspended as an adjustment to retained earnings from prior periods, under Korean GAAP.

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

Under Korean GAAP, a purchase by a subsidiary of the noncontrolling equity interest in the subsidiary is presented as a capital adjustment in the consolidated financial statements in proportion to the parent’s equity interest, while under US GAAP such purchase is accounted for using the purchase method in the consolidated financial statements.

l.	Accounting for Employee Stock Option Compensation Plan

For Korean and U.S. GAAP purposes, the Company charges to expense the value of stock options granted. Korean GAAP permits all entities to exclude the volatility factor in estimating the value of their stock options granted prior to December 31, 2003, which results in measurement at minimum value. Under U.S. GAAP, public entities are not permitted to exclude the volatility factor in estimating the value of their stock options. In addition, under US GAAP, a modification of the terms of a stock-based compensation award is accounted for based on a comparison of the fair value of the modified option at the date it is granted and the value at that date of the old option that is repurchased (immediately before its terms are modified) determined based on the shorter of (a) its remaining initially estimated expected life or (b) the expected life of the modified option. If the fair value of the modified option exceeds the value of the old option repurchased, the entity recognizes additional compensation cost for the difference. Under Korean GAAP, however, no such practice has evolved.

m.	Depreciation

As allowed under the previous Korean GAAP, six months’ depreciation expense was recorded for assets placed in service in the second half of the year in accordance with Korean tax law. Effective from 2002, depreciation expense commences in the month the related asset is placed in service. Under US GAAP, depreciation expense commences in the month the related asset is placed in service.

n.	Gain on Disposal of the Investments in Common Stock of Subsidiary

Under Korean GAAP, gain on disposal of investments in common stock of subsidiary incurred from a transaction between the Company and its subsidiary’s employees, which should be included in capital surplus, is measured based on the actual selling price and the carrying value of such investment. Under US GAAP, however, if the actual selling price differs from the fair value of the investment at the transaction date, such gain should be measured based on the fair value of the investment and the difference between the fair value and the actual selling price should be recorded as an employee benefits expense.

o.	Minority Interest in Equity of Consolidated Subsidiaries

Under Korean GAAP, minority interest in equity of consolidated subsidiaries is presented to be included in shareholders’ equity. Under US GAAP, minority interest is presented as a separate item from shareholders’ equity.

p.	Financing to Purchase Treasury Shares

Under Korean GAAP, loans provided to the company’s employee to finance purchase of the company’s shares are presented as receivables of the company and payment guarantees provided by the company to a lender who gave loans to the company’s employee association for the same purpose are presented as a contingency. Under US GAAP, such loans are presented as a deduction of stockholders’ equity of the company and such payment guarantees are presented as liabilities of the company with a corresponding deduction of stockholders’ equity.

q.	Consideration for conversion right

Under Korean GAAP, the proceeds from issuance of convertible bonds are allocated between the conversion rights and the debt issued; the portion allocable to the conversion rights is accounted for as capital surplus, with corresponding conversion right adjustment being deducted from related bonds. Such conversion right adjustment is amortized into interest expenses over the period of convertible bonds. Under US GAAP, convertible bonds are analyzed to evaluate whether conversion option are bifurcated and valued. If an embedded conversion option in convertible bond is net cash settled upon the occurrence of an event which is outside of an entity’s control, it generally requires bifurcation under US GAAP.

r.	Consolidated subsidiary

Under Korean GAAP, when a parent company is expected to lose control over a consolidated subsidiary within one year from the balance sheet date, the subsidiary should not be included in the consolidated financial statements. Under US GAAP, although a parent company has a temporary control over a consolidated subsidiary, the subsidiary should be included in the consolidation.

s.	Income (Loss) per common share

Under Korean GAAP, in computing earnings per share (EPS), when common stock is issued at a price less than fair value, the number of shares equivalent to the discount is treated in a manner similar to stock split or stock dividend, whereby such number of shares is retroactively applied as if they existed as of the beginning of the reporting period. Under US GAAP, however, such retroactive treatment is only allowed for nominal issuances of common stock, which are interpreted to accompany very deep discount and to be rare in occurrence.

t.	New Accounting Pronouncements

On January 17, 2003, the Financial Accounting Standards Boards (“FASB”) issued Interpretation No. 46 (“FIN 46”) - “Consolidation of Variable Interest Entities”, which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as “special purpose entities (“SPEs”).” The underlying principle behind FIN 46 is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. FIN 46 also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity. In December 2003, the FASB released a revision of FIN No. 46 (“FIN No. 46R”) in which the calculation of expected losses and expected residual returns have been altered to reduce the impact of decision maker and guarantor fees. In addition, FIN No. 46R changes the definition of a variable interest. The Company as a foreign private issuer immediately applied either FIN 46 or FIN 46R to variable interest entities (“VIEs”) created after January 31, 2003 and applied FIN 46R for VIEs created prior to February 1, 2003 during 2004. The Company has determined that Cyber Bank, an equity method investee and a manufacturer of telecommunication appliance, is a VIE and that the Company holds variable interests in Cyber Bank, but it is not a primary beneficiary. Therefore, the accounts of Cyber Bank have not been consolidated. The maximum exposure of the Company and subsidiaries to loss as a result of its involvement in Cyber Bank as of December 31, 2004 was (Won)25,929 million, representing the total of collateral provided for Cyber Bank and accounts receivable due from Cyber Bank, of which the Company provided reserves of (Won)17,745 as of December 31, 2004. The adoption of this Interpretation did not have a significant impact on the Company’s consolidated financial position or results of operations. In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The Statement is effective for inventory costs incurred during fiscal year beginning after June 15, 2005. Management does not expect this statement will have a material impact on the Company’s consolidated financial position or results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No.123 (revised 2004), “Share-Based Payments” (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective from January 1, 2006. Management does not expect that adoption of this statement will have a material impact on the Company’s consolidated financial position or results of operations.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.153, “Exchanges of Nonmonetary Assets - an amendment of Accounting Principles Board (“APB”) Opinion No. 29” (“SFAS 153”), which amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not anticipate that the adoption of this statement will have a material effect on the Company’s consolidated financial position or results of operations.

u.	Summary Financial Information

Sales, cost of sales, gross profit (loss), operating expenses, operating loss and net loss under US GAAP for the year ended December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002		2003		2004
Sales	(Won)	69,715	(Won)	96,039	(Won)	83,697
Cost of sales		76,786		82,172		60,772
Gross profit (loss)		(7,071)		13,867		22,975
Operating expenses		43,124		35,386		41,618
Operating loss (*)		(50,195)		(21,518)		(18,643)
Net loss (*)		(62,607)		(24,278)		(35,044)

(*)	See reconciliation of amounts from Korean GAAP to US GAAP below.

v.	Reconciliation of Korean GAAP to US GAAP

The following table reconciles net income (loss) and operating loss for the years ended December 31, 2002, 2003 and 2004 and shareholders’ equity as of December 31, 2002, 2003 and 2004 under Korean GAAP, as reported in the consolidated financial statements, to the net loss, operating loss and shareholders’ equity amounts determined under US GAAP, giving effect to adjustments for the differences listed above (in millions of Korean won, except per share amounts):

	2002		2003		2004
Net income (loss) based on Korean GAAP	(Won)	(72,991)	(Won)	2,524	(Won)	(31,654)
Adjustments:
Revenue recognition timing difference related to deliveries awaiting final customer acceptance		(51)		(633)		—
Warranty cost accrual		67		342		950
Development costs recorded as intangible assets		(1,755)		(2,135)		(6,273)
Research and development costs charged to ending inventory cost		3,006		237		(929)
Write-off of impaired deferred development costs under Korean GAAP		11,337		1,521		4,165
Sales of stock by subsidiary and affiliate		—		(228)		—
Adjustment of capital surplus upon sale of stock		—		(24,628)		—
Loss relating to additional stock transactions by consolidated subsidiaries		(1,616)		—		—
Employee benefits related to consolidated subsidiary’s treasury stock purchased from employee exceeding fair value		(359)		115		—
Compensation cost related to stock options		(611)		(1,393)		(1,177)
Reversal of loss from impairment of investment securities		(11)		—		—
Losses in excess of minority interest		—		—		(126)
Reversal of losses in excess of minority interest		377		—		—

Net loss based on US GAAP	(Won)	(62,607)	(Won)	(24,278)	(Won)	(35,044)

Net loss per share (basic and diluted) based on US GAAP (In Korean won)	(Won)	(426)	(Won)	(161)	(Won)	(197)

	2002		2003		2004
Operating loss based on Korean GAAP	(Won)	(30,084)	(Won)	(5,623)	(Won)	(7,421)
Adjustments:
Difference in consolidation scope		—		—		(4,928)
Revenue recognition timing difference related to deliveries awaiting final customer acceptance		(51)		(633)		—
Warranty cost accrual		67		342		950
Development costs recorded as intangible assets		(1,755)		(2,135)		(5,138)
Research and development costs charged to ending inventory cost		3,006		237		(929)
Employee benefits related to consolidated subsidiary’s treasury stocks purchased from employee exceeding fair value		(359)		115		—
Compensation cost related to stock options		(611)		(1,393)		(1,177)
Loss from valuation of inventories		(20,408)		(12,428)		—

Operating loss based on US GAAP	(Won)	(50,195)	(Won)	(21,518)	(Won)	(18,643)

	2002		2003		2004
Shareholders’ equity based on Korean GAAP	(Won)	174,886	(Won)	176,592	(Won)	126,600
Adjustments:
Difference in consolidation scope		—		—		15,405
Revenue recognition timing difference related to deliveries awaiting final customer acceptance		98		—		—
Warranty cost accrual		(756)		(949)		—
Development costs recorded to intangible assets		(4,054)		(4,668)		(6,775)
Research and development costs charged to ending inventory cost		(419)		(182)		(1,111)
Reversal of loss from impairment of investment securities		(11)		(11)		(11)
Minority interest in equity of consolidated subsidiaries		(21,385)		(19,938)		(16,328)
Other adjustments due to loans for purchasing treasury stock and consolidated subsidiaries’ stock transactions		(108)		(1,935)		(1,060)

Shareholders’ equity based on US GAAP	(Won)	148,251	(Won)	148,909	(Won)	116,720

Changes in shareholders’ equity based on US GAAP for the years ended December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002		2003		2004
Balance, beginning of the period	(Won)	209,519	(Won)	148,251	(Won)	148,909
Net loss for the period		(62,607)		(24,278)		(35,044)
Issuance of common stock		—		25,104		—
Gain (loss) on disposal of treasury stock		35		(113)		—
Stock options		770		1,749		1,980
Treasury stock transactions		29		470		—
Increase (decrease) of gain on valuation of investment securities		332		(332)		—
Other adjustments due to loans for purchasing treasury stock and consolidated subsidiaries’ stock transactions		5		(1,935)		875
Other		168		(7)		—

Balance, end of the period	(Won)	148,251	(Won)	148,909	(Won)	116,720

A reconciliation of the significant balance sheet accounts, except for the shareholders’ equity items listed above, to the amounts determined under US GAAP as of December 31, 2003 and 2004, is as follows (in millions of Korean won):

	2003		2004
Current assets:
As reported	(Won)	114,894	(Won)	107,930
US GAAP adjustments
- difference in consolidation scope		—		13,271
- inventories		(182)		(1,111)

As adjusted		114,712		120,090

Non-current assets:
As reported		116,822		110,172
US GAAP adjustments
- difference in consolidation scope		—		10,962
- deferred development costs		(4,668)		(6,775)
- investment securities		(11)		(11)
- long-term loans		(2,979)		(2,407)

As adjusted		109,164		111,941

Total assets based on US GAAP	(Won)	223,876	(Won)	232,031

	2003		2004
Current liabilities:
As reported	(Won)	36,349	(Won)	72,782
US GAAP adjustments
- difference in consolidation scope		—		4,454
- provision for warranty cost		949		—
- provision for guarantee issued		1,056		123

As adjusted		38,354		77,359

Long-term liabilities:
As reported		18,776		18,720
US GAAP adjustments
- difference in consolidation scope		—		4,374

As adjusted		18,776		23,094

Minority interest in equity of consolidated subsidiaries:
As reported		—		—
US GAAP adjustments		17,837		14,858

As adjusted		17,837		14,858

Total liabilities and minority interest based on US GAAP	(Won)	74,967	(Won)	115,311

The following table reconciles cash flows from operating, investing and financing activities for the years ended December 31, 2002, 2003 and 2004 under Korean GAAP, as reported in the consolidated financial statements, to cash flows from operating, investing and financing activities for the years ended December 31, 2002, 2003 and 2004 under US GAAP, giving effect to adjustments for the differences listed in this Note (in millions of Korean won):

	2002		2003		2004
Cash flows from operating activities based on Korean GAAP	(Won)	(24,340)	(Won)	519	(Won)	(8,705)
Adjustments:
Difference in consolidation scope		—		—		(1,477)
Reclassification of payments for research and development		(2,752)		(2,884)		(6,287)
Reclassification of other capital adjustments		(359)		115		—

Cash flows from operating activities based on US GAAP	(Won)	(27,451)	(Won)	(2,250)	(Won)	(16,469)

Cash flows from investing activities based on Korean GAAP	(Won)	29,682	(Won)	(10,175)	(Won)	(20,759)
Adjustments:
Difference in consolidation scope		—		—		1,723
Reclassification of payments for research and development		2,752		2,884		6,287
Long-term loans to employee		(145)		1,777		(572)

Cash flows from investing activities based on US GAAP	(Won)	32,289	(Won)	(5,514)	(Won)	13,321

Cash flows from financing activities based on Korean GAAP	(Won)	(13,375)	(Won)	12,217	(Won)	25,235
Adjustments:
Difference in consolidation scope		—		—		216
Reclassification of other capital adjustments		504		(1,892)		572

Cash flows from financing activities based on US GAAP	(Won)	(12,871)	(Won)	10,325	(Won)	26,023

30.	ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

a.	Income Taxes

Income tax expense under US GAAP for the years ended December 31, 2002, 2003 and 2004 is as follows (in millions of Korean won):

	2002		2003		2004
Currently payable	(Won)	277	(Won)	18	(Won)	—
Deferred		—		—		—

Income tax expense	(Won)	277	(Won)	18	(Won)	—

The difference between income tax expense computed using the statutory income tax rate and the recorded income tax expense for the years ended December 31, 2002, 2003 and 2004 is attributable to the following (in millions of Korean won):

	2002		2003		2004
Income tax benefit at statutory Korean corporate income tax rates of 27%	(Won)	(16,876)	(Won)	(6,989)	(Won)	(10,437)
Resident surtax		(1,688)		(699)		(1,044)
Tax credit for technology and human resource development and capital investments		(242)		—		—
Special tax credit for small and medium-sized venture companies		(293)		—		—
Tax effect of permanent differences		472		729		142
Change in valuation allowance		18,953		3,178		13,342
Change in income tax rate (Note a)		—		3,518		—
Other		(49)		281		(2,003)

Recorded income tax expense	(Won)	277	(Won)	18	(Won)	—

(note a)	Pursuant to a revision in the Korean Corporate Income Tax Law, statutory corporate income tax rate will be changed from current 27% to 25%, effective January 1, 2005.

The tax effects of each type of temporary difference, net operating loss carryforwards and the tax credit carryforwards that gave rise to a significant portion of the deferred tax assets and liabilities at December 31, 2002, 2003 and 2004, computed under US GAAP, and a description of the financial statement items that created these differences are as follows (in millions of Korean won):

	2002		2003		2004
Current:
Accrued interest income	(Won)	(56)	(Won)	(41)	(Won)	(148)
Gain on valuation of trading securities		887		(56)		60
Loss from valuation of inventories		5,742		3,457		323
Revenue recognition timing difference related to deliveries awaiting final customer acceptance		(29)		—		—
Warranty cost accrual		225		282		—
Other		—		54		306

		6,769		3,696		541

Non-Current:
Provision for severance indemnities		693		589		621
Net operating loss carryforwards		16,807		19,445		26,592
Net loss of consolidated subsidiaries		4,642		4,408		4,545
Tax credit carryforwards		7,747		7,360		7,917
Research and development costs		3,686		2,777		3,645
Impairment loss from available-for-sale securities		3,607		3,734		3,844
Equity in losses of affiliate		11,788		6,657		8,443
Sales of stock by subsidiary and affiliate		(11,050)		(3,458)		(3,458)
Stock options		1,142		1,342		1,666
Depreciation		275		275		255
Provision for bad debt accounts		5,229		7,748		13,079
Other		506		447		671

		45,072		51,324		67,820

Total deferred income tax assets		51,841		55,020		68,361
Valuation allowance (note a)		(51,841)		(55,020)		(68,361)

Net deferred income tax assets	(Won)	—	(Won)	—	(Won)	—

(note a)	A full valuation allowance was provided for the tax effect of deferred income tax assets since the Company’s management believes that the realization of the deferred tax assets is uncertain.

b.	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2003 and 2004.

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

Long-Term Borrowings, Lease Payables and Convertible Bonds Payable

The carrying amount of long term borrowings and lease payables approximates fair value due to repricing of interest rate based on floating rate. The carrying amount of convertible bonds payable approximates fair value because issue date was near the end of 2004.

The fair value of financial instruments under US GAAP as of December 31, 2003 and 2004 is as follows (in millions of Korean won):

	2003				2004
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets:
Cash and cash equivalents	(Won)	21,569	(Won)	21,569	(Won)	16,644	(Won)	16,644
Short-term financial instruments		14,628		14,628		37,194		37,194
Trading securities		21,382		21,382		148		148
Accounts receivable (trade and other) including long-term receivable		48,533		48,533		40,286		40,286
Available-for-sale securities, including current portion of available-for-sale securities		445		445		448		448
Other investments, including equity securities valued using the equity method accounting		4,786		N/A		2,403		N/A
Long-term bank deposits		533		533		643		643
Restricted deposits		458		458		705		705
Short-term and long-term loans		478		465		311		307

	(Won)	112,812			(Won)	98,782

Financial liabilities:
Accounts payable (trade and other)	(Won)	10,943	(Won)	10,943	(Won)	15,474	(Won)	15,474
Short-term borrowings		19,955		19,955		39,146		39,146
Lease payable		621		621		160		160
Current portion of long-term borrowings		1,787		1,787		2,237		2,237
Long-term borrowings		8,245		8,245		10,739		10,739
Convertible bonds		—		—		3,009		3,009

	(Won)	41,551			(Won)	70,765

c.	Segment Information

Export Sales

The Company had foreign export product sales under US GAAP amounting to 29.79%, 31.05% and 28.72% of total sales for the years ended December 31, 2002, 2003 and 2004, respectively. The export sales under US GAAP were made principally to the following locations:

	2002	2003	2004
Asia	11.28%	10.99%	11.60%
Europe	14.16%	3.48%	5.80%
United States of America	4.35%	16.58%	11.32%

	29.79%	31.05%	28.72%

Business Segment

Sales, operating income, identifiable assets, capital expenditures and depreciation under US GAAP as of and for the years ended December 31, 2002, 2003 and 2004, pertaining to the business segments in which the Company and its subsidiaries operated are presented as follows (in millions of Korean won):

	Sales		Operating income (loss)		Identifiable assets		Capital expenditures		Depreciation of property, plant and equipment
(As of and for the year ended December 31, 2002)

Handlers and components	(Won)	16,859	(Won)	(14,192)	(Won)	19,794	(Won)	327	(Won)	594
SMD placement systems		23,486		(30,472)		35,404		537		977
TFT-LCD handlers and testers		2,860		19		—		—		—
Security solutions		15,881		(788)		35,360		215		321
Research and development center		—		—		20,441		189		343
Other		10,629		(4,762)		—		1,970		4,477

Consolidated	(Won)	69,715	(Won)	(50,195)	(Won)	110,999	(Won)	3,238	(Won)	6,711

	Sales		Operating income (loss)		Identifiable assets		Capital expenditures		Depreciation of property, plant and equipment
(As of and for the year ended December 31, 2003)

Handlers and components	(Won)	45,170	(Won)	(6,870)	(Won)	22,891	(Won)	398	(Won)	468
SMD placement systems		19,201		(9,222)		24,852		654		770
Security solutions		17,189		(2,601)		37,574		18,401		588
Research and development center		—		—		19,610		1,097		1,290
Other		14,479		(2,825)		—		2,119		3,016

Consolidated	(Won)	96,039	(Won)	(21,518)	(Won)	104,927	(Won)	22,669	(Won)	6,132

	Sales		Operating income (loss)		Identifiable assets		Capital expenditures		Depreciation of property, plant and equipment
(As of and for the year ended December 31, 2004)

Handlers and components	(Won)	33,523	(Won)	(6,372)	(Won)	22,467	(Won)	706	(Won)	299
SMD placement systems		24,299		(4,597)		27,682		638		270
Security solutions		16,044		(3,603)		32,435		124		547
Research and development center		—		—		11,363		1,491		632
Other		9,831		(4,071)		—		7,040		3,755

Consolidated	(Won)	83,697	(Won)	(18,643)	(Won)	93,947	(Won)	9,999	(Won)	5,503

In addition to business segment identifiable assets, total assets as of December 31, 2002, 2003 and 2004 of (Won)236,177 million, (Won)223,876 million and (Won)232,031 million, respectively, include unallocated corporate assets consisting of cash and investments ((Won)60,496 million, (Won)57,447 million and (Won)52,969 million as of December 31, 2002, 2003 and 2004, respectively), land ((Won)7,749 million, (Won)7,730 million and (Won)10,487 million as of December 31, 2002, 2003 and 2004, respectively), loans – net ((Won)441 million, (Won)478 million and (Won)311 million as of December 31, 2002, 2003 and 2004, respectively) and other ((Won)56,492 million, (Won)53,294 million and (Won)74,317 million as of December 31, 2002, 2003 and 2004, respectively).

The unallocated other corporate assets of (Won)56,492 million as of December 31, 2002 mainly consisted of buildings of (Won)16,311 million, long-term receivable-net of (Won)6,099 million and other assets of (Won)34,082 million. Unallocated other corporate assets of (Won)53,294 million as of December 31, 2003 mainly consisted of buildings of (Won)17,727 million, long-term receivable-net of (Won)4,602 million and other assets of (Won)30,965 million. Unallocated other corporate assets of (Won)74,317 million as of December 31, 2004 mainly consisted of buildings of (Won)33,864 million, long-term receivable-net of (Won)3,109 million and other assets of (Won)37,344 million.

d.	Subsequent events

In accordance with the resolution of the Company’s board of directors dated January 27, 2005, on March 24, 2005, the Company sold 2,726,800 shares of 3,328,840 shares of SoftForum held by the Company, representing 34% of the total outstanding common stock of SoftForum for a total selling price of (Won)9,010 million ((Won)3,304 per share), to a third party. As a result of such trade, the Company’s ownership in SoftForum Corporation decreased to 7.51% as of April 1, 2005. The carrying amounts of the major classes of assets and liabilities included as part of the disposal group as of December 31, 2003 and 2004 are as follows (in million of Korean won):

	2003		2004
Current assets	(Won)	17,848	(Won)	13,271
Non-current assets		8,080		9,383

Total assets		25,928		22,654

Current liabilities		7,476		4,577
Long-term liabilities		4,660		4,374

Total liabilities	(Won)	12,136	(Won)	8,951