Form 20-F/A
period 2004-12-31
MIRAE CORP
filed 2005-07-28
CIK 1099196

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1

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

Indicate by check mark which financial statement item the Registrant has elected to follow.    Item 17  ☐    Item 18  ☒

		Page
EXPLANATORY NOTE		1

PART I		2
ITEM 6.	Directors, Senior Management and Employees	2

PART III		8
ITEM 19.	Exhibits	8

Signatures

Exhibit 12.1	Certification of CEO
Exhibit 12.2	Certification of CFO

i

References to “Mirae”, the “Company”, “we”, “our” and “us” in this amendment to the annual report on Form 20-F are to Mirae Corporation and its consolidated subsidiaries.

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our annual report on Form 20-F, for the fiscal year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission on June 30, 2005 in order to set forth in Item 6.C., disclosure, as required by The NASDAQ Stock Market, Inc., regarding certain home country practices that we follow in lieu of certain NASDAQ requirements. In addition, Item 6.A. and Item 6.B. contain new information concerning our acting Chief Financial Officer.

Other than for the purpose of amending the information referred to above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the our Form 20-F filed on June 30, 2005 or reflect any events that have occurred after the date on which such annual report was first filed.

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

Senior Management

The following table provides certain information about our senior management.

Name	Age	Year Appointed	Position Held
Jae Doo Yun	60	2004	President of Display Division
Hyo Chul Yun	49	2004	Vice President of ATE Business Unit
Chung Soo Kim	53	2004	Vice President of Display Division
Hee Rak Beom	46	2003	Executive Director of Display Division
Heung Seon Hwang	46	2003	Executive Director of E-Business Business Unit
Ji Hyun Hwang	42	2003	Director of Display Division
Hyeon Tae Kyeong	42	2005	Executive Director of SMT Business Unit
Do Young Cho	46	2003	Director of Display Division
Gi Hoon Joung	43	2005	Director of Accounting Team; Currently performing the role of CFO
Laurent Robert	38	2004	Director of SMT Software Team

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

Gi Hoon Joung joined us in 1999 as a Manager of Planning and management Team and currently holds the position as a Director of Accounting Team and acting Chief Financial Officer. Prior to joining us, Mr. Joung worked at Accounting Department of Sae-Han, which was formerly Cheil Synthetic Fiber Inc. and also was employed at Finance and Strategic Planning Team of Ssangyong Oil and Refinery Co. Mr. Joung received a B.A. in Business Administration from Gwangju University.

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

List of Stock Option Awarded

to Directors and Senior Managers

Name	Position	Stock Option*	Number of Stock Options Exercised
Soon Do Kwon	CEO & President	129,079	None
Tae Seok Oh	Senior Research Engineer	25,815	None
Byeong Sung Lee	Team Leader of ATE Business Unit Worldwide sales Team	81,708	None
Heung Seon Hwang	Executive Director of E-Business Business Unit	288,028	None
Hee Rak Beom	Executive Director of Display Division	187,715	None
Hyeon Tae Kyeong	Executive Director of SMT Business Unit	187,715	None
Ji Hyun Hwang	Director of Display Division	187,715	None
Kwang Hyung Lee	Outside Director	19,361	None

Name	Position	Stock Option*	Number of Stock Options Exercised
Yo Hwan Kim	Production Team Leader of ATE Division	101,070	None
Hyo Won Kim	R&D Team Manager of SMT Business Unit	25,815	None
Laurent Robert	Director & Chief Research Engineer of SMT Software Team	129,075	None
Jeong Eui Song	General Manager of Quality Management Team of ATE Business Unit	61,588	None
Jae Myeong Song	R&D Team Leader of ATE Business Unit	87,403	None
Gun Hong Yang	General Manager of Management Planning Team	87,403	None
Mi Ri Chung	General Manager of Investor Relation Team	87,403	None
Gi Hoon Joung	Director of Accounting Team	81,708	None
Do Young Cho	Director of Display Division	150,000	None
Young Sung Park	Team Leader of Information Technology Team	87,403	None

*	All stock options are exercisable into the same number of our common shares.

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

Differences between NASDAQ Requirements and Home Country Practices

In general, corporate governance principles for Korean companies are set forth in the Korean Commercial Code, the Securities and Exchange Act of Korea and, to the extent they are listed on the KRX Stock Market, the listing rules of the KRX Stock Market (together, the “Korean Legal Requirements”). Corporate governance principles under provisions of Korean law may differ in significant ways to corporate governance standards for NASDAQ-listed companies, which are not foreign private issuers. Pursuant to the rules of the NASDAQ applicable to foreign private issuers like with shares quoted on the NASDAQ, we are required to disclose significant differences between the NASDAQ’s corporate governance standards and those that we follow under Korean law. The following is a summary of such significant differences.

Under Rule 4350(d)(2)(A), our Audit Committee must be comprised of at least three members, each of whom is able to read and understand fundamental financial statements, including our balance sheet, income statement, and cash flow statement. Currently, only one of the three members of the Audit Committee is able to read and understand fundamental financial statements, as the Korean Legal Requirements do not require that all members of the Audit Committee possess such competence in reading and understanding of financial statements. However, we have a Financial Expert on the Audit Committee, who possesses such ability to read and understand fundamental financial statements.

Under Rule 4350(d)(1), we must have in place an Audit Committee Charter specifying the items set forth in Rule 4350(d)(1) and our Audit Committee must review and assess the adequacy of the charter on an annual basis. We do not have an Audit Committee Charter, as we are not required to do so under the Korean Legal Requirements. However, our Articles of Incorporation provides for the scope of the Audit Committee’s responsibilities and sets forth the structure, processes and membership requirements of the Audit Committee.

Under Rule 4350(c)(4)(B), we must have in place a formal written charter or board resolution, as applicable, addressing the nomination process for independent directors and such related matters as may be required under the federal securities laws. We do not have such Nominating Committee Charter or board resolution, as we are not required to do so under the Korean Legal Requirements. However, pursuant to our Articles of Incorporation, the composition, authority, operation and other details pertaining to each committee of our board of directors, including the nominating committee, shall be determined by a resolution of the Board of Directors.

Under Rule 4350(c)(2), we must hold regularly scheduled meetings at which only independent directors are present (“executive sessions”). Our board does not hold such executive sessions, as we are not required to do so under Korean Legal Requirements. However, our independent directors participate in committee meetings of which they are committee members. In particular, our Audit Committee, which comprises entirely of independent directors, meets from time to time when there is a special need for such meeting, such as changing an independent auditor.

Under Rule 4350(n), we must have one or more codes of conduct applicable to all directors, officers and employees, which are publicly available. We are not required to have such code of conduct under Korean Legal Requirements. However, we have instituted a Code of Ethics that applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer and other senior accounting officers, which we believe addresses many of the requirements set forth under Rule 4350(n) and have made such Code of Ethics publicly available.

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

PART III

ITEM 19. Exhibits

Exhibit No.	Description
12.1	Certification of CEO pursuant to Rule 13a-14(a) of the Securities Exchange Act

12.2	Certification of CFO pursuant to Rule 13a-14(a) of the Securities Exchange Act

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIRAE CORPORATION

By:	/s/ Soon Do Kwon
Name:	Soon Do Kwon
Title:	Chief Executive Officer and President

Date: July 28, 2005