Form 20-F/A
period 2004-12-31
MIRAE CORP
filed 2005-11-30
CIK 1099196

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 2

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This amendment to our annual report on Form 20-F contains “forward-looking statements, “ as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict”, “considering”, “depends”, “may”, “could”, “should” or “could” and similar expressions are also intended to identify forward-looking statements.

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

Consequently, all of the forward-looking statements made in this amendment to our annual report on Form 20-F are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

References to “Mirae”, the “Company”, “we”, “our” and “us” in this amendment to our annual report on Form 20-F are to Mirae Corporation and its consolidated subsidiaries.

EXPLANATORY NOTE

We are filing this Amendment No. 2 to our annual report on Form 20-F for the fiscal year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission on June 30, 2005 (the “2004 20-F”) and amended on July 28, 2005, by setting forth the following amendments to Item 18 of the 2004 20-F:

•	The restatement of Note 29 to the financial statements contained in the 2004 20-F.

•	The restatement of the following US GAAP consolidated balance sheets and consolidated statement of operations information reported in Note 29 to the financial statements contained in the 2004 20-F:

•	Operating expenses;

•	Operating loss;

•	Cash flow from investing activities;

•	Cash flow from operating activities;

•	Net loss;

•	Net loss per share;

•	Shareholders’ equity.

•	Current assets;

•	Non-current assets;

•	Total assets;

•	Current liabilities;

•	Long-term liabilities;

•	Minority interest in equity of consolidated subsidiaries; and

•	Total liabilities and minority interest.

•	The inclusion of an updated audit report from Deloitte Anjin LLC, our independent registered public accounting firm, that refers to the amendments to the financial statements for the year ended December 31, 2004.

To reflect the foregoing restatement of financial statements reported in the 2004 20-F, this Amendment No. 2 on Form 20-F/A also amends the Selected Financial Data in Item 3. “Key Information”, certain disclosures under Item 5. “Operating and Financial Review and Prospects” and certain disclosures under Item 15. “Controls and Procedures”. Furthermore, this Amendment No. 2 on Form 20-F/A amends the list of exhibits in Item 19. “Exhibits” to reflect the filing of new certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), and furnishing of new certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

The foregoing amendments to the 2004 20-F relate to consolidation of Cyber Bank Corporation (“Cyber Bank”), our affiliate, in our financial statements and related notes thereto (the “Financial Statements”) pursuant to the requirements under FIN 46(R). As of December 31, 2004, we owned 28.25% of the common shares of Cyber Bank while the family members of Mr. Moon Soul Chung (our former CEO, who owned 12.50% of our issued and outstanding shares as of December 31, 2004) owned 37.6% of the common shares of Cyber Bank. In preparing our Financial Statements, such parties should have been treated as one entity for the purposes of determining the identity of the primary beneficiary of Cyber Bank in connection with the analysis of the variable interests in Cyber Bank pursuant to FIN 46(R), which would have led us to conclude that Cyber Bank should be consolidated in our Financial Statements rather than accounting for Cyber Bank under the equity method pursuant to US GAAP. In connection with the consolidation of Cyber Bank in our Financial Statements, total assets increased to Won 258,102 million from Won 232,031 million and total liabilities and minority interest increased to Won 147,493 million from Won 115,311 million. However, the restatement of our Financial Statements pursuant to FIN 46(R) did not affect the US GAAP net loss or the US GAAP net loss per share for the year ended December 31, 2004 or shareholders’ equity as of December 31, 2004.

Furthermore, in the process of performing an audit of the financial statements of Cyber Bank for the purpose of consolidation of Cyber Bank in our Financial Statements, we discovered that our net loss for the year ended December 31, 2004 based on US GAAP was understated by Won 6,111 million. As further explained in our restated Note 29 to the Financial Statements, this accounting error resulted from the failure to record additional losses of Won 6,111 million which should have been recorded under FIN No. 45 and APB Opinion No. 18.

In addition, in the process of preparing the consolidated Financial Statements for purposes of this Amendment No. 2, we discovered that (i) cash flows activities of trading securities were misclassified under US GAAP as cash flow from investing activities instead of operating activities for the years ended December 31, 2002, 2003 and 2004, as further explained in our restated Note 29(a) and (ii) operating expenses for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 did not include donations, provisions for guarantees issued and certain provisions for other doubtful accounts, which, when included, resulted in the amount of operating loss for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 increasing by Won 514 million, Won 232 million, Won 968 million, Won 1,845 million and Won 1,102 million, respectively, as further explained in our restated Note 29(w). We have made appropriate amendments in the Financial Statements to address the foregoing as set forth in Item 18.

Other than for the purpose of amending the information referred to above, this Amendment No. 2 does not, and does not purport to, amend, update or restate the information in any other item of the 2004 20-F or reflect any events that have occurred after the date on which such annual report was first filed.

ITEM 3. Key Information

A. Selected Financial Data

Our selected consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, as of and for the years ended December 31, 2002, 2003 and 2004, together with the notes thereto, which appear elsewhere in this annual report.

Our consolidated financial statements are prepared in accordance with Korean generally accepted accounting principles (“Korean GAAP”), which differ in certain material respects from United States generally accepted accounting principles (“US GAAP”). See notes 29 and 30 of notes to our consolidated financial statements.

	For the Year Ended December 31,
Consolidated Statements of Operations Data	2000	2001	2002	2003	2004	2004
	Won	Won	Won	Won	Won	US$(1)
	(in millions of Won and thousands of US$, except per share data)
Korean GAAP(2):
Sales	146,099	68,977	64,430	95,053	66,881	64,613
Cost of sales	111,377	63,590	56,863	72,703	51,645	49,894

Gross profit	34,722	5,387	7,567	22,350	15,236	14,719
Selling, general and administrative expenses	27,233	45,321	37,651	27,973	22,657	21,889

Operating income (loss)	7,499	(39,934)	(30,084)	(5,623)	(7,421)	(7,170)
Other income	12,809	11,020	13,285	36,810	5,224	5,047
Other expenses	20,173	54,945	56,091	30,271	29,722	28,714

Income (loss) before income taxes and minority interest	135	(83,859)	(72,890)	916	(31,919)	(30,837)
Income tax expense (benefit)	(3,602)	14,234	277	18	—	—

Income (loss) before minority interest	3,737	(98,093)	(73,167)	898	(31,919)	(30,837)

Minority interest in net loss (gain) of consolidated Subsidiaries	533	(1,055)	176	1,626	265	256

Net income (loss)	4,270	(99,148)	(72,991)	2,524	(31,654)	(30,581)

Net income (loss) per share(3)	28	(654)	(470)	16	(178)	(0.172)

Cash dividends per share	20	15	—	—	—	—

US GAAP(4):
Sales	143,643	69,827	69,715	96,039	83,697	80,859
Gross profit (loss)	43,545	(8,193)	(7,071)	13,867	22,975	22,196
Operating loss, as restated(6)	(12,417)	(62,919)	(51,163)	(23,363)	(19,745)	(19,075)

Net income (loss) , as restated(6)	9,290	(84,811)	(62,607)	(24,278)	(41,155)	(39,759)

Net income (loss) per share, as restated(3)(6)	64	(589)	(426)	(161)	(232)	(224)

	As of December 31,
Consolidated Balance Sheet Data	2000	2001	2002	2003	2004	2004
	Won	Won	Won	Won	Won	US$(1)
	(in millions of Won and thousands of US$)
Korean GAAP(2):
Cash and cash equivalents and short-term financial instruments	35,338	57,724	39,784	36,197	48,647	46,998
Working capital(5)	148,087	89,333	83,491	78,545	35,148	33,957
Total assets	379,172	351,122	240,512	231,717	218,102	210,716
Current liabilities	38,136	95,594	51,061	36,349	72,782	70,314
Long-term liabilities	11,819	5,076	14,565	18,776	18,720	18,086
Total shareholders’ equity	329,217	250,452	174,886	176,592	126,600	122,306

					[Restated](6)
US GAAP(4):
Total assets	356,154	338,607	236,177	223,876	258,102	249,350
Total liabilities	68,053	129,088	87,926	74,967	147,493	142,492
Total shareholders’ equity	288,101	209,519	148,251	148,909	110,609	106,858

(1)	The translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of Korea and has been made at the rate of Won 1,035.10 to US $1.00, the Noon Buying Rate on the last business day of the year ended December 31, 2004.
(2)	The Korean GAAP balance sheet of the Company has been prepared in accordance with Statement of Korea Accounting Standards (“SKAS”) No. 2 through No. 10, No. 12 and No. 13, of which we adopted SKAS No. 10, No. 12 and No. 13 in 2004. SKAS No. 10 (“Inventories”) requires loss from valuation of inventories, which were recorded as other expenses through 2003, to be classified as cost of sales. As a result, the consolidated operating loss of the Company and its subsidiaries for the year ended December 31, 2004 increased by (Won)1,946 million, the amount of loss from valuation of inventories for such year, while the consolidated financial position as of December 31, 2004 and the consolidated net loss for the year then ended remained unchanged as a result of such accounting treatment.
(3)	Net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding for the relevant period. In addition, net income (loss) per share was recalculated taking into the effect of (i) the additional issuance of 24,927,500 shares which were issued for less than fair value, with the difference in the amount of the issuance price and the fair value deemed to constitute an additional share issuance without consideration, such amount deemed to be an issuance without consideration at approximately 5.12% of the total amount of such additional issuance, (ii) the repurchase of treasury stocks, and (iii) 20% stock dividends in 2003. However, diluted income (loss) per share is not presented as our potential common shares including stock options and convertible bonds have anti-dilutive effect. See note 21 of the notes to consolidated financial statements.
(4)	See notes 29 and 30 of the notes to our consolidated financial statements for reconciliation of the Korean GAAP figures to US GAAP.
(5)	Working capital means current assets minus current liabilities.
(6)	See Note 29 to our Financial Statements.

Exchange Rates

The following table sets forth, for the periods indicated, the Noon Buying Rate expressed in Won per US$1.00.

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(Won per US $1.00)
2000	1,267	1,140	1,267	1,106
2001	1,314	1,293	1,369	1,234
2002	1,186	1,242	1,332	1,160
2003	1,192	1,192	1,258	1,146
2004	1,035	1,145	1,195	1,035

Past Six Months	High	Low
	(Won per US$1.00)
December 2004	1,067	1,035
January 2005	1,058	1,024
February 2005	1,044	1,001
March 2005	1,024	998
April 2005	1,019	997
May 2005	1,007	997
Through June 29, 2005	1,030	1,003

(1)	The average of the Noon Buying Rate on the last business day of each month (or a portion thereof) during the period.

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

ITEM 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere herein. Our consolidated financial statements have been prepared in accordance with Korean GAAP, which differs in certain significant respects from US GAAP. The section titled “—Critical Accounting Policies, Estimates and Judgments” as well as note 2 to our consolidated financial statements should be read carefully which provide summaries of certain critical accounting policies that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.

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

US GAAP Reconciliation

The consolidated financial statements have been prepared in accordance with Korean GAAP, which differs in certain respects from US GAAP. The significant differences are described below. Other differences were determined not to have a significant effect on either the Company and its subsidiaries’ consolidated net income or shareholders’ equity.

Restatement of previously reported US GAAP information

In the course of responding to certain SEC staff comments to the Company’s annual report for the fiscal year ended December 31, 2004, the Company identified errors in its reconciliation to US GAAP as of and for the year ended December 31, 2004. The errors relate to the application of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46(R)”), Accounting Principles Board (“APB”) Opinion No. 18 Equity Method of Accounting for Investments (“APB Opinion No. 18”), FASB Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), and Statement of Financial Accounting Standards (“SFAS”) No. 115 Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”). As a result, the US GAAP amounts previously reported as of and for the year ended December 31, 2004 have been restated as follows.

•	Adjusted impairment losses from Cyber Bank: As stated in Note 13, allowance for loss on collateralized assets was recorded based on the Company’s estimate that use of such collateral to repay debts on behalf of Cyber Bank was probable. The amount of allowance was estimated based on the financial statements of Cyber Bank in accordance with Korean GAAP. Under US GAAP, such collateral is considered to be guarantees of indebtedness of Cyber Bank, an equity method investee under APB Opinion No. 18. The guarantees of indebtedness were accounted for under FIN 45, which resulted in an increase in liabilities and equity method investments. Due to Cyber Bank’s continued losses during the year ended December 31, 2004, the Company’s investments in Cyber Bank were reduced to zero. Subsequent to recognizing such losses, the Company adopted FIN46(R) on December 31, 2004, and consolidated Cyber Bank in accordance with FIN46(R) as of that date. During the process of applying FIN46(R) the Company identified additional losses of Won 6,111 million that should have been recorded under FIN No. 45 and APB Opinion No. 18. The effects of these corrections are as follows (in millions of Won):

2004
Net loss based on US GAAP as previously reported	(Won)(35,044)
Effect of restatement:
Adjusted impairment losses	(6,111)

Net loss based on US GAAP as restated	(Won)(41,155)

Net loss per share (basic and diluted) based on US GAAP (in Won)
Net loss per share (basic and diluted) as previously reported	(Won) (197)
Effect of restatement:
Adjusted impairment losses	(35)
Net loss per share (basic and diluted) based on US GAAP as restated	(Won) (232)

2004
Shareholders’ equity based on US GAAP as previously reported	(Won)116,720
Effect of restatement:
Adjusted impairment losses	(6,111)

Shareholders’ equity based on US GAAP as restated	(Won)110,609

•	Application of FIN 46(R): As mentioned in Note 29(u), the Company previously did not consolidate Cyber Bank as it did not consider the relationship with the family members of Mr. Moon Soul Chung, the Company’s former CEO, who are the largest shareholders of the Company and Cyber Bank. After consideration of the relationship between the Company and Mr. Chung’s family, the Company restated its US GAAP reconciliation to consolidate Cyber Bank at December 31, 2004. However, such restatement did not affect the US GAAP net loss or the US GAAP net loss per share for the year ended December 31, 2004 or shareholders’ equity as of December 31, 2004. The effects of these corrections are as follows (in millions of Won):

	As previously reported	Effect of restatement	As restated
Current assets	(Won)120,090	(Won)24,506	(Won)144,596
Non-current assets	111,941	1,565	113,506

Total assets	232,031	26,071	258,102

Current liabilities	77,359	18,901	96,260

Long-term liabilities	23,094	13,281	36,375

Minority interest in equity of consolidated subsidiaries	14,858	—	14,858

Total liabilities and minority interest	115,311	32,182	147,493

•	Cash flows activities of trading securities: As discussed in Note 29(w), the Company previously recorded US GAAP cash flows activities related to trading securities under investing activities. However, upon further consideration of SFAS No. 115, the Company restated its US GAAP cash flows reconciliation to record such activities under operating activities. The effects of these corrections are as follows (in millions of Won):

	As previously reported	Effect of restatement	As restated
For the year ended December 31, 2002:
Cash flows from operating activities	(Won)(27,451)	(Won)(7,153)	(Won)(34,604)
Cash flows from investing activities	32,289	7,153	39,442

For the year ended December 31, 2003:
Cash flows from operating activities	(2,250)	9,833	7,583
Cash flows from investing activities	(5,514)	(9,833)	(15,347)

For the year ended December 31, 2004:
Cash flows from operating activities	(16,469)	21,062	5,134
Cash flows from investing activities	(13,321)	(21,062)	(34,924)

•	Operating loss reconciliation: the Company restated its operating loss reconciliation to include donations, provisions for guarantees issued, and certain provisions for other doubtful accounts in US GAAP operating loss as discussed in Note 29(w) as such items are determined to be operating activities under US GAAP. The effects of these corrections are as follows (in millions of Won):

	2002	2003	2004
Sales	(Won)69,715	(Won)96,039	(Won)83,697
Cost of sales	76,786	82,172	60,772
Gross profit (loss)	(7,071)	13,867	22,975
Operating expenses, as restated(1)	44,092	37,231	42,720
Operating loss, as restated(1)	(51,163)	(23,363)	(19,745)
Net loss, as restated(1)	(62,607)	(24,278)	(41,155)

(1)	See Note 29 to our Financial Statements.

Deferred Income Taxes

•	Under US GAAP, deferred tax assets and liabilities are separated into their current and non-current portions based on the classification of related asset or liability for financial reporting purposes. Under Korean GAAP, deferred tax assets and liabilities are presented on the balance sheet as a single non-current net number.

Effective from January 1, 2005, deferred income tax assets and liabilities will be separated into their current and non-current portions based on the classification of related asset or liability under Korean GAAP.

Research and Development Costs

•	Under Korean GAAP, research and development costs that meet specific conditions, such as new product development, technological feasibility, marketability and usefulness, are deferred and amortized over a period not to exceed 20 years, while such costs are expensed under US GAAP.

Revenue Recognition

•	Under Korean GAAP, through 2002, sales were recognized at the time products are delivered to customers while under US GAAP, product sales are recognized upon final customer acceptance and passage of legal title. However, effective January 1, 2003, Korean GAAP was revised so that products sales are recognized upon final acceptance and passage of legal title. This accounting change has been applied prospectively.

Impairment of Investment Securities and Recoveries

•	Under US GAAP, if the decline in fair value is judged to be other than temporary, the cost basis of the individual securities is written down to fair value as a new cost basis and the amount of the write-down is included in current operations. Under Korean GAAP, if the collectible value from the securities is less than acquisition costs with objective evidence of impairment such as bankruptcy of investees, an impairment loss is recognized.

•	Under Korean GAAP, the subsequent recoveries of impaired available-for-sale securities, held-to-maturity debt securities and equity securities without readily determinable fair value result in an increase of their carrying amount up to the original acquisition cost, and the recovery gains are reported in current operations up to the previously recognized impairment loss as reversal of loss on impairment of investment securities. Under US GAAP, the subsequent increase in carrying amount of the impaired and written down held-to-maturity debt securities and equity securities without readily determinable fair value is not allowed. The subsequent increase in fair value of available-for-sale securities is reported in other comprehensive income.

Impairment of Long-Lived Assets

•	US GAAP (SFAS No. 144) requires that long-lived assets and certain identifiable intangibles to be held and used by an entity, be reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use is based on the fair value of the asset. Under Korean GAAP, an impairment loss is recognized when the carrying value of long-lived assets and certain identifiable intangibles exceeds recoverable value, which is deemed to be the higher of the asset’s value in use or net sale price.

•	Under US GAAP after an asset write-down, representing the new cost basis, subsequent recoveries in value may not be recognized, whereas under Korean GAAP, such recoveries are recognized as gains to the extent of impairment losses previously recognized.

Costs for Products Warranties

•	Through 2003, under the previous Korean GAAP, product warranty costs were expensed as incurred. Effective January 1, 2004, estimated warranty costs are accrued at the time of sale based on historical experience and expected future cost in line with US GAAP.

	2003	2004
	(in millions of Won)
		[restated](1)
Beginning balance	(Won)607	(Won)949
Provided	1,899	1,986
Assumed in connection with adoption of FIN 46(R)	—	1,548
Incurred	(86)	(919)
Adjustment	(1,471)	(1,023)

Ending balance	(Won)949	(Won)2,541

(1)	See Note 29 to our Financial Statements.

Comprehensive Income

•	Under Korean GAAP, there is no requirement to present comprehensive income. Under US GAAP, comprehensive income and its components must be presented in the financial statements. Comprehensive income includes all changes in shareholders’ equity during a period except those resulting from investments by, or distributions to, owners, including certain items not included in the current results of operations. There were no such changes in our shareholders’ equity in all periods presented.

Loss from Valuation of Inventories

•	Through 2003, under the previous Korean GAAP, loss from valuation of inventories is classified as other expenses while under US GAAP, it is classified as cost of sales; however, effective January 1, 2004, loss from valuation of inventories are classified as cost of sales under Korean GAAP.

Applying the Equity Method of Accounting

•	Under US GAAP, when an investor holds other types of interest (for example, loans and preferred stock) in addition to common stock of an investee accounted for by the equity method of accounting and the investor’s share of losses of the investee exceed the carrying amount of the common stock investment, additional equity method losses are recognized by the investor. Under Korean GAAP, no such additional losses are required to be recognized by the investor. If the investee subsequently reports net income or issues its common stock, the investor shall resume applying the equity method and recognize its share of the net loss not recognized during the period the equity method was suspended as an adjustment to retained earnings from prior periods, under Korean GAAP.

Sales of Stock and Purchase by Subsidiary and Affiliate and Purchase of Non-controlling Equity Interest

•	Under Korean GAAP, a parent company is required to account for sales of stock by a subsidiary as an equity transaction to be included in capital surplus, while under US GAAP, a parent company may elect income statement or equity transaction treatment, depending on certain criteria being met and so long as such election is applied consistently on a prospective basis for all subsidiary stock transactions.

•	Under Korean GAAP, a purchase by a subsidiary of a non-controlling equity interest in the subsidiary is recorded as a capital adjustment in the consolidated financial statements in proportion to the parent’s equity interest. Under US GAAP, this purchase is accounted for using the purchase method in the consolidated financial statements.

Accounting for Employee Stock Option Compensation Plan

•	Effective as of December 31, 2003, Korean GAAP permits all entities to exclude the volatility factor in estimating the value of their stock options, which results in measurement at minimum value. Under US GAAP, public entities are not permitted to exclude the volatility factor in estimating the value of their stock options. In addition, under US GAAP, if the fair value of the modified option exceeds the value of the related old option, the entity recognizes additional compensation cost for the difference. From January 1, 2004, under Korean GAAP, the fair value based method of accounting for the employee stock option compensation plan was adopted.

Depreciation

•	Under Korean GAAP, depreciation for six months was permitted to be recorded for any asset placed in service during the second half of the year in accordance with Korean tax law until 2001. Effective from 2002, depreciation expense commences in the month the related asset is placed in service. Under US GAAP, depreciation expense starts to accrue from the month the related asset is deployed into service.

Gain on Disposal of the Investments in Common Stock of Subsidiary

•	Under Korean GAAP, gain on disposal of investments in common stock of a subsidiary incurred from a transaction between the Company and its subsidiary’s employees, which should be included in capital surplus, is measured based on the actual selling price and the carrying value of such investment. Under US GAAP, however, if the actual selling price differs from the fair value of the investment, the difference between the fair value and the actual selling price should be recorded as an employee benefits expense.

Provision for Doubtful Other Accounts

•	Under Korean GAAP, provisions for doubtful accounts other than trade receivables are classified as other expenses while provisions for doubtful trade receivables are classified as selling, general and administrative expenses. Under US GAAP, this provision is recorded as selling, general and administrative expenses considering the original nature of those receivables.

Minority Interest in Equity of Consolidated Subsidiaries

•	Under Korean GAAP, minority interest in equity of consolidated subsidiaries is presented to be included in shareholders’ equity. Under US GAAP, minority interest is presented as an item separate from shareholders’ equity.

Financing to Purchase Treasury Shares

•	Under Korean GAAP, loans provided by the Company to employees to finance purchases of the Company’s shares are accounted for as receivables, and related payment guarantees provided by the Company to a lender are accounted for as a contingency. Under US GAAP, such loans are deducted from stockholders’ equity and the related payment guarantees are recorded as a liability with a corresponding deduction from stockholders’ equity.

Consideration for conversion right

•	Under Korean GAAP, the proceeds from issuance of convertible bonds are allocated between the conversion rights and the debt issued; the portion allocable to the conversion rights is accounted for as capital surplus, with corresponding conversion right adjustment being deducted from related bonds. Such conversion right adjustment is amortized into interest expenses over the period of convertible bonds. Under US GAAP, convertible bonds are analyzed to evaluate whether conversion option are bifurcated and valued. If an embedded conversion option in convertible bond is net cash settled upon the occurrence of an event, which is outside of an entity’s control, US GAAP generally requires bifurcation.

Consolidated subsidiary

•	Under Korean GAAP, when a parent company is expected to lose control over a consolidated subsidiary within one year from the balance sheet date, the subsidiary should not be included in the consolidated financial statements. Under US GAAP, although a parent company has a temporary control over a consolidated subsidiary, the subsidiary should be included in the consolidation.

•	Under Korean GAAP, in computing earnings per share (EPS), when common stock is issued at a price less than fair value, the number of shares equivalent to the discount is treated in a manner similar to stock split or stock dividend, whereby such number of shares is retroactively applied as if they existed as of the beginning of the reporting period. Under US GAAP, however, such retroactive treatment is only allowed for nominal issuances of common stock, which are interpreted to accompany very deep discount and to be rare in occurrence.

New Accounting Pronouncements

•	On January 17, 2003, the FASB issued Interpretation No. 46 (“FIN 46”)—“Consolidation of Variable Interest Entities”, which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as “Special purpose entities (“SPEs”)”. The underlying principle behind the new Interpretation is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. The Interpretation also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity. In December 2003, the FASB released a revision of FIN No. 46 (“FIN No. 46(R)”) in which the calculation of expected losses and expected residual returns have been altered to reduce the impact of decision maker and guarantor fees. In addition, FIN No. 46(R) changes the definition of a variable interest. The Company as a foreign private issuer adopted FIN 46(R) on December 31, 2004. The Company previously determined that Cyber Bank, an equity method investee and a manufacturer of telecommunication appliance, was a VIE and that the Company held variable interests in Cyber Bank, but was not a primary beneficiary. Therefore, the accounts of Cyber Bank were not consolidated under US GAAP. In the course of preparing responses to SEC comments to the Company’s annual report for the year ended December 31, 2004, the Company noted that the previous analysis did not consolidate Cyber Bank as it did not consider the relationship with the family members of Mr. Moon Soul Chung, the Company’s former CEO, who are the largest shareholders of the Company and Cyber Bank. After consideration of the relationship between the Company and Mr. Chung’s family, the Company determined that the aggregate variable interests in Cyber Bank held by the Company and its related parties (the “Related Party Group”) will absorb a majority of Cyber Bank’s expected losses. In addition, as the Company has the largest exposure to the expected losses of Cyber Bank within the Related Party Group, the Company determined that it was Cyber Bank’s most closely associated party and primary beneficiary. As a result, the Company restated its US GAAP reconciliation to consolidate Cyber Bank at December 31, 2004. Such restatement did not affect the US GAAP net loss or the US GAAP net loss per share for the year ended December 31, 2004 or shareholders’ equity as of December 31, 2004.

•	In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” SFAS No.151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The Statement is effective for inventory costs incurred during fiscal year beginning after June 15, 2005. Management does not expect this statement will have a material impact on the Company’s consolidated financial position or results of operations.

•	In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No.123 (revised 2004), “Share-Based Payments” (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective from January 1, 2006. Management does not expect that adoption of this statement will have a material impact on the Company’s consolidated financial position or results of operations.

•	In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.153, “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not anticipate that the adoption of this statement will have a material effect on the Company’s consolidated financial position or results of operations.

•

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections” (“FAS 154”). FAS 154 replaces APB Opinion No. 20, “Accounting Changes” and FAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. FAS 154 requires that a voluntary change in accounting principle be applied retrospectively to prior period’s financial statements as if that principle had always been used. FAS 154 also requires that a change in depreciation, amortization, or depletion method for long- lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle and correction of errors in previously issued financial statements should be termed a “restatement”. FAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The implementation of FAS 154 is not expected to have a material impact on the Company’s consolidated financial statements.

For a discussion of these and other significant differences between Korean GAAP and US GAAP, see notes 29 and 30 of notes to consolidated financial statements.

Sales, cost of sales, gross profit (loss), operating expenses, operating loss, net income (loss) and shareholders’ equity under US GAAP as of and for the years ended December 31, 2002, 2003 and 2004 are as follows:

	2002	2003	2004
	(in millions of Won)
Sales	(Won)69,715	(Won)96,039	(Won)83,697
Cost of sales	76,786	82,172	60,772
Gross profit (loss)	(7,071)	13,867	22,975
Operating expenses, as restated(1)	44,092	37,231	42,720
Operating loss, as restated(1)	(51,163)	(23,363)	(19,745)
Net income (loss), as restated(1)	(62,607)	(24,278)	(41,155)
Shareholders’ equity, as restated(1)	148,251	148,909	(110,609)

(1)	See Note 29 to our Financial Statements.

Taxation

We have benefited from, and may continue to benefit from, certain tax benefits as set forth below:

•	The Korean tax code provides for various special tax credits for expenses related to the development of technology and human resources and capital investments. However, we could not benefit from such tax credits in 2002, 2003 and 2004 because we did not realize taxable income for these years. Such tax credits can be carried forward for a period of four to seven years from the date of accrual. As of December 31, 2004, we had Won 7,328 million in tax credit carry-forwards expiring between 2006 and the end of 2008.

•	Korean customs duty laws provide for the imposition of a general duty of 8% on certain equipment imported for use in the sector of the economy in which we operate. As a result, in the domestic market our semiconductor test handlers and SMD placement systems benefit from a competitive price advantage compared to similar products imported into Korea. Korean customs duty laws also provide for the imposition of a special duty of 18% on medium-speed general gantry type SMD placement systems with test times slower than 0.1 second per chip. This special duty had been imposed since December 31, 2001.

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

D. Trend Information

See Item 4 “Information on the Company—Business Overview” and “—Operating Results”.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, change in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, except for variable interests as disclosed in Note 29(u) to the consolidated financial statements.

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

ITEM 15. Controls and Procedures

An evaluation of the effectiveness of our disclosure controls and procedures was carried out under the supervision and with the participation of our management as at the reporting date prior to the filing of our 2004 20-F. During the period covered by this report, there were no significant changes in our internal controls and procedures over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Beginning with our annual report on Form 20-F for the year ending December 31, 2006, we will be required under Section 404 of the Sarbanes-Oxley Act to provide annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. We have begun the process of putting in place the internal controls and procedures over financial reporting for the purpose of meeting the relevant requirements under Section 404 of the Sarbanes-Oxley Act.

In response to the restatement of the Financial Statements contained in the 2004 20-F, as set forth in this Amendment No. 2, we have increased our attention on establishing an effective internal controls and procedures over financial reporting.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. We will continue to improve the design and effectiveness of our disclosure controls and procedures to the extent necessary in the future to provide our senior management with timely access to such material information, and to correct any deficiencies that we may discover in the future.

ITEM 18. Financial Statements

We have appended our consolidated financial statements as of and for the year ended December 31, 2004 on pages F-1 to F-48 of this Amendment No.2 to our annual report on Form 20-F.

ITEM 19. Exhibits

Exhibit No.	Description

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on its behalf.

MIRAE CORPORATION

By:	/s/ Soon Do Kwon
Name:	Soon Do Kwon
Title:	Chief Executive Officer and President

Date: November 30, 2005

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

As discussed in Note 29, the accompanying Notes 29 and 30 to the financial statements have been restated.

/s/ Deloitte Anjin LLC
Seoul, Korea

April 1, 2005 (November 28, 2005 as to the effect of the restatement discussed in Note 29)

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

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	In millions of Korean won, except for share and income (loss) per share data			In thousands of U.S. dollars, except for share and income (loss) per share data (Note 2) 2004
	2002	2003	2004
SALES (Notes 2, 13, 18, 22 and 23)	(Won)64,430	(Won)95,053	(Won)66,881	$64,613

COST OF SALES (Notes 2 and 13)	(56,863)	(72,703)	(51,645)	(49,894)

GROSS PROFIT	7,567	22,350	15,236	14,719

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Notes 2, 13 and 19)	(37,651)	(27,973)	(22,657)	(21,889)

OPERATING LOSS (Note 23)	(30,084)	(5,623)	(7,421)	(7,170)

OTHER INCOME:
Interest income (Note 13)	2,532	1,861	1,212	1,171
Gain on disposal and valuation of trading securities	2,725	2,875	525	507
Gain on disposal and valuation of current portion of available-for-sale securities	156	4	—	—
Gain on disposal of available-for-sale securities (Note 5)	—	28,378	—	—
Gain on disposal of equity securities valued using the equity method	—	101	—	—
Foreign exchange and translation gains (Note 2)	635	796	1,300	1,256
Reversal of provision for guarantees issued (Note 24)	3,739	—	—	—
Other (Note 12)	3,498	2,795	2,187	2,113

	13,285	36,810	5,224	5,047

OTHER EXPENSES:
Interest expense	(3,663)	(2,160)	(1,907)	(1,842)
Donations	(121)	(99)	(1)	(1)
Foreign exchange and translation losses (Note 2)	(2,102)	(477)	(2,638)	(2,549)
Loss from valuation of inventories (Note 2)	(20,409)	(12,428)	—	—
Loss on disposal and valuation of trading securities	(3,377)	(328)	(165)	(159)
Loss on disposal and valuation of current portion of available-for-sale securities	(1)	(1)	(20)	(19)
Provision for other doubtful accounts (Note 2)	(7,087)	(1,746)	(1,101)	(1,064)
Provision for guarantees issued	(649)	—	—	—
Loss on collateralized assets	—	—	(14,816)	(14,314)
Loss from impairment of deferred development costs (Note 2)	(11,337)	(1,521)	(2,488)	(2,404)
Loss from impairment of available-for-sale securities (Note 2)	(3,631)	(1,343)	(169)	(163)
Equity in losses of affiliates (Notes 2 and 6)	(827)	(7,953)	(4,468)	(4,316)
Other (Note 13)	(2,887)	(2,215)	(1,949)	(1,883)

	(56,091)	(30,271)	(29,722)	(28,714)

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST	(72,890)	916	(31,919)	(30,837)
INCOME TAX EXPENSE (Notes 2 and 20)	277	18	—	—

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	In millions of Korean won, except for share and income (loss) per share data			In thousands of U.S. dollars, except for share and income (loss) per share data (Note 2) 2004
	2002	2003	2004
INCOME (LOSS) BEFORE MINORITY INTEREST	(73,167)	898	(31,919)	(30,837)
MINORITY INTEREST IN NET LOSS OF CONSOLIDATED SUBSIDIARIES	176	1,626	265	256

NET INCOME (LOSS)	(Won) (72,991)	(Won) 2,524	(Won) (31,654)	$(30,581)

WEIGHTED AVERAGE NUMBER OF COMMON STOCK OUTSTANDING (In millions of shares) (Note 21)	155	160	178	178

INCOME (LOSS) PER SHARE (Note 21) (In Korean won and U.S. dollars)	(Won) (470)	(Won) 16	(Won) (178)	$(0.172)

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

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

				Capital Adjustments
	Common Stock	Capital Surplus	Retained Earnings (Deficit)	Treasury Stock	Stock Options	Other	Minority Interest in Equity of Consolidated Subsidiaries	Total Shareholders’ Equity
(In millions of Korean won)
Balance, December 31, 2004	(Won)17,919	(Won)127,914	(Won)(28,786)	(Won)(4,344)	(Won)1,515	(Won)11,538	(Won)844	(Won)126,600

(In thousands of U.S. dollars) (Note 2)
Balance, December 31, 2003	$17,311	$136,018	$2,710	$(4,197)	$689	$(1,189)	$19,262	$170,604
Net loss	—	—	(30,581)	—	—	—	—	(30,581)
Reversal of loss on disposal of treasury stock (Note 17)	—	—	(109)	—	—	109	—	—
Stock compensation plans (Notes 2 and 25)	—	—	—	—	775	—	—	775
Changes in consolidated subsidiaries	—	(12,442)	292	—	—	12,227	(18,489)	(18,412)
Increase in minority interest in equity of consolidated subsidiaries	—	—	—	—	—	—	42	42
Losses in excess of minority interest	—	—	(122)	—	—	—	—	(122)

Balance, December 31, 2004	$17,311	$123,576	$(27,810)	$(4,197)	$1,464	$11,147	$815	$122,306

See accompanying notes to consolidated financial statements.

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	In millions of Korean won			In thousands of U.S. dollars (Note 2) 2004
	2002	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(Won)(72,991)	(Won)2,524	(Won)(31,654)	$(30,581)

Expenses not involving cash payments:
Depreciation and amortization	8,066	7,579	5,731	5,537
Loss from impairment of deferred development cost	11,337	1,521	2,488	2,404
Provision for severance indemnities	2,264	1,705	1,442	1,393
Provision for doubtful accounts	18,874	4,970	2,885	2,787
Provision for guarantees issued	649	—	—	—
Loss on collateralized assets	—	—	14,816	14,314
Loss from valuation of inventories	20,409	12,428	1,946	1,880
Loss on disposal and valuation of trading securities	3,377	328	165	159
Loss on disposal and valuation of current portion of available-for-sale securities	1	1	20	19
Foreign currency translation loss	1,419	23	1,672	1,615
Equity in losses of affiliate	827	7,953	4,468	4,316
Loss from impairment of available-for-sale securities	3,631	1,343	169	163
Compensation cost related to stock options	159	356	802	775
Provision for warranty	—	—	1,913	1,848
Other	542	146	517	498

Sub-total	71,555	38,353	39,034	37,708

Income not involving cash receipts:
Foreign currency translation gain	(542)	(192)	(1,098)	(1,061)
Reversal of provision for guarantees issued	(3,739)	—	—	—
Gain on disposal and valuation of trading securities	(2,725)	(2,875)	(525)	(507)
Gain on disposal and valuation of current portion of available-for-sale securities	(156)	(4)	—	—
Gain on disposal of available-for-sale securities	—	(28,378)	—	—
Gain on disposal of equity securities valued using the equity method	—	(101)	—	—
Gain on disposal of property, plant and equipment	(1,832)	(272)	(27)	(26)
Minority interest in net loss of consolidated affiliates	(176)	(1,626)	(265)	(256)
Other	(462)	(553)	(343)	(332)

Sub-total	(9,632)	(34,001)	(2,258)	(2,182)

Changes in assets and liabilities related to operating activities:
Accounts receivable - trade	(10,491)	(9,731)	(835)	(807)
Accounts receivable - other	(345)	(2,219)	(218)	(211)
Inventories	10,783	115	(20,144)	(19,461)
Accrued interest income	(40)	61	(398)	(385)
Advance payments and other current assets	(1,636)	8,295	2,192	2,118
Accounts payable - trade	4,535	(2,108)	6,750	6,521
Accounts payable - other	(13,916)	335	(3)	(3)
Income taxes payable	(251)	13	—	—
Advance receipts from customers	47	(176)	1,063	1,027
Accrued expenses and other current liabilities	(718)	1,026	(1,269)	(1,226)
Severance indemnity payments	(1,240)	(1,968)	(965)	(932)

(Continued)

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	In millions of Korean won			In thousands of U.S. dollars (Note 2) 2004
	2002	2003	2004
Sub-total	(13,272)	(6,357)	(13,827)	(13,359)

Net cash provided by (used in) operating activities	(24,340)	519	(8,705)	(8,414)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of property, plant and equipment	(Won)58,655	(Won) 965	(Won) 118	$114
Decrease (increase) in short-term financial instruments	9,765	6,194	(23,537)	(22,739)
Decrease in long-term loans	9,770	235	806	779
Decrease in guarantee deposits	614	5,918	1,327	1,282
Decrease (increase) in trading securities, net	(7,153)	9,833	21,062	20,348
Decrease (increase) in current portion of available-for-sale securities, net	—	1,750	(17)	(16)
Acquisition of property, plant and equipment	(3,238)	(22,669)	(9,872)	(9,537)
Acquisition of available-for-sale securities	(6,565)	—	—	—
Proceeds from disposal of available-for-sale securities	—	4,206	—	—
Acquisition of equity securities valued using the equity method	—	(9,818)	—	—
Increase in long-term financial instruments, net	(618)	(348)	(384)	(371)
Increase in long-term loans	(3,200)	(8,966)	(173)	(167)
Decrease (increase) in investments and other non-current assets	(8,311)	1,693	809	782
Increase in guarantee deposits	(5,879)	(1,158)	(3,627)	(3,504)
Increase in deferred development costs	(4,002)	(2,884)	(6,239)	(6,027)
Disposal of deferred development costs	1,250	—	—	—
Increase (decrease) in long-term guarantee deposits payable	(11,406)	4,874	(1,032)	(997)

Net cash provided by (used in) investing activities	29,682	(10,175)	(20,759)	(20,053)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in short-term borrowings	—	94	18,775	18,138
Increase in long-term borrowings	10,000	500	6,561	6,339
Increase in long-term lease payable	918	—	—	—
Issuance of convertible bonds payable	—	—	3,000	2,898
Issuance of common stock	—	25,103	—	—
Increase (decrease) in minority interest in equity of consolidated affiliate	(218)	180	9	9
Disposal of treasury stock	1,273	373	—	—
Payment of short-term borrowings	(21,885)	(13,684)	—	—
Payment of current portion of long-term debt	—	—	(1,788)	(1,727)
Payment of current portion of long-term lease payable	(152)	(458)	(461)	(445)
Payment of long-term lease payable	(146)	—	(861)	(832)
Acquisition of treasury stock	(1,499)	(16)	—	—
Increase (decrease) in other capital adjustment	(1,243)	125	—	—
Payment of dividends	(423)	—	—	—

Net cash provided by (used in) financing activities	(13,375)	12,217	25,235	24,380

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FROM CHANGES IN CONSOLIDATED SUBSIDIARIES	126	—	(2,385)	(2,304)

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	In millions of Korean won			In thousands of U.S. dollars (Note 2) 2004
	2002	2003	2004
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,907)	2,561	(6,614)	(6,391)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	26,915	19,008	21,569	20,838

CASH AND CASH EQUIVALENTS AT END OF YEAR	(Won)19,008	(Won)21,569	(Won)14,955	$14,447

CASH PAID FOR INTEREST, NET OF AMOUNT CAPITALIZED	(Won) 3,609	(Won) 2,041	(Won)1,882	$1,818

CASH PAID (REFUNDED) FOR INCOME TAXES	(Won) 220	(Won) (88)	(Won) (141)	$(136)

See accompanying notes to consolidated financial statements.

MIRAE CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

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

f.	Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

Activity in the allowance for doubtful accounts balances for the years ended December 31, 2003 and 2004 is as follows (in millions of Korean won):

	2003	2004
(Allowance for doubtful accounts receivable - trade)

Beginning balance	(Won)14,322	(Won)17,414
Provision (charged to selling, general and administrative expenses)	3,224	1,784
Changes in consolidated subsidiaries	—	(938)
Offset against uncollectible trade receivables	(132)	(387)

Ending balance	(Won)17,414	(Won)17,873

	2003	2004
(Allowance for doubtful advance payments, long-term loans and other)

Beginning balance	(Won)6,999	(Won)9,394
Provision (charged to other expenses)	1,746	1,101
Transfer from provision for guarantees and other	649	262
Changes in consolidated subsidiaries	—	(157)

Ending balance	(Won)9,394	(Won)10,600

g.	Inventories

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

Expenditures on research and development activities for the years ended December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002	2003	2004	Remark
Research expenses	(Won)2,410	(Won)1,053	(Won)880	Selling, general and administrative expenses
Ordinary development expenses	2,866	3,716	3,269	Cost of sales
Deferred development costs	4,002	2,884	6,238	Intangible assets

	(Won)9,278	(Won)7,653	(Won)10,387

Changes in deferred development costs for the years ended December 31, 2003 and 2004 are as follows (in millions of Korean won):

	2003	2004
Beginning balance	(Won)4,054	(Won)4,668
Incurred	2,884	6,238
Change in consolidated subsidiaries	—	(1,751)
Amortized	(749)	(488)
Loss from impairment	(1,521)	(2,488)

Ending Balance	(Won)4,668	(Won)6,179

l.	Other Intangible Assets

Other intangible assets are stated at cost, less amortization, computed using the straight-line method over five to ten years.

m.	Stock Issuance Costs

Stock issuance costs are shown as a direct reduction to shareholders’ equity.

n.	Accounting for Impairment

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

Changes in accrued severance indemnities for the years ended December 31, 2003 and 2004 are as follows (in millions of Korean won):

	2003	2004
Beginning balance	(Won)4,047	(Won)3,706
Provision	1,705	1,442
Change in consolidated subsidiaries	—	(1,612)
Payments	(1,968)	(965)
Other	(78)	—

Ending Balance	(Won)3,706	(Won)2,571

In addition, the Company and certain subsidiaries expect to pay the following future benefits for the next 10 years to their employees upon their normal retirement age as follows (in millions of Korean won):

Year ending December 31,
2005	(Won) 625
2006	263
2007	45
2008	141
2009	82
2010 ~ 2014	525

Total	(Won)1,681

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

3.	INVENTORIES

Inventories as of December 31, 2003 and 2004 are as follows (in millions of Korean won):

	2003	2004
Merchandise	(Won) 202	(Won) 6,906
Finished goods	2,278	12,890
Work in-process	4,748	4,173
Raw materials	2,410	3,869
Inventories in-transit	26	10

	(Won)9,664	(Won)27,848

4.	RESTRICTED DEPOSITS

Restricted deposits as of December 31, 2003 and 2004 are as follows (in millions of Korean won):

	2003	2004	Remark
Short-term financial instruments	(Won)7,482	(Won)32,182	Collateral of letters of credit and other
Long-term financial instruments	458	705	Guarantee deposits for checking accounts and other

	(Won)7,940	(Won)32,887

5.	AVAILABLE-FOR-SALE SECURITIES

Available-for-sale securities as of December 31, 2003 and 2004 are as follows (in millions of Korean won):

	Ownership percentage (%)	Acquisition cost	Book value		Net asset value or fair value
	2004	2004	2003	2004	2004
(Available-for-sale securities in equity securities of non-listed companies)
SK Communications Corporation (note a)	—	(Won) —	(Won) —	(Won) —	(Won) —
On-net Corporation (note b)	14.39%	795	459	459	363
Intro System (note b)	15.16%	500	—	—	—
JIT Corporation (note b)	3.65%	100	—	—	—
Nara Vision (note b)	17.43%	3,500	264	151	151
NetThru (note b)	9.87%	296	24	24	93
Infinity Telecom (note b)	16.70%	500	62	62	128
Korea Technology Transfer Center (note c)	8.40%	1,500	1,500	1,500	1,415
TeleFree (note b)	2.57%	504	62	62	17
Streambox Korea (note b)	5.11%	1,500	—	—	—
NeoBill Co., Ltd. (note b)	1.84%	225	52	—	—
Mobens Co., Ltd. (note b)	15.09%	1,000	—	—	—
Mirae (Hong Kong) Co., Ltd.	99.00%	2	2	2	2
Linxtek (note b)	1.22%	28	28	—	—
Seoul Venture (note b)	5.69%	80	—	—	—
EON Group (note b)	1.33%	13	6	—	—
CAMIS Co., Ltd. (note c)	0.26%	10	10	10	17
YESS World Inc. (note c)	0.72%	20	20	20	17
Sunwoo Information System (note b)	1.00%	10	—	—	—
Dabonet Co., Ltd. (note c)	0.79%	8	8	8	9
Digital Photo Corp. (note c)	0.93%	5	5	5	6
Telinker (note b)	0.75%	22	6	6	6
E-GIOS Corporation (note d)		—	—	—
Hackers Lab Co., Ltd. (note d)		—	—	—
Interchem Korea (note d)		100	—	—
Imobiz (note d)		—	—	—
Other (note d)		5	—	—

Sub-total		10,618	2,613	2,309	2,224

(Available-for-sale securities in debt securities)
Public Bonds		30	445	30	30
Cen21 Co., Ltd. (note b)		250	—	—	—
Mobens Co., Ltd. (note b)		1,000	—	—	—

Sub-total		1,280	445	30	30

Less: current portion			(3)	—	—

Long-term portion			442	30	30

Total long-term portion of available-for-sale securities			(Won)3,055	(Won)2,339	(Won)2,254

(note a)	The Company’s initial investment cost was (Won)50 million. In 1999, the carrying value was subsequently reduced to zero to reflect the Company’s share of SK Communications’ loss for the year ended December 31, 1999 which exceeded the carrying amount of the common stock investment. In February 2000, SK Communications issued and sold 3,122 additional shares of its common stock at a premium to outside entities including Mirae Asset Venture Capital, Sumitomo Corp., SingTel and Hikari, for (Won)18,000,000 per share (par value: (Won)5,000 per share). As a result of such issuance, the Company’s equity ownership in SK Communications decreased from 50% to 43.25% and its investment increased by (Won)24,628 million. The resulting gain on sale of stock by SK Communications was accounted for as an equity transaction and included in capital surplus. In August 2002, the Company’s ownership percentage decreased from 43.25% to 4.54% through a sale to SK Telecom Co., Ltd. As a result, the investment in SK Communications was accounted for using the equity method through July 2002 and thereafter the Company used the cost method of accounting. In June 2003, the Company disposed of its 6,836,690 shares of SK Communications for (Won)660 per share. As a result of such disposal, the Company recorded a gain on disposal of securities of (Won)26,940 million. Details are as follows (in millions of Korean won):

Book value (A)	Capital surplus (B)	Capital adjustment (C)	Disposal amount (D)	Gain on disposal (D)-((A)-(B)-(C))
(Won) 2,532	(Won) 24,628	(Won) 332	(Won) 4,512	(Won) 26,940

(note b)	The carrying values of investments were adjusted to the relevant net asset value of each investee or fully written down where the decline in net asset value is not deemed to be temporary.

(note c)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost.

(note d)	The equity securities in these companies are owned by SoftForum, which was excluded from consolidation for the year ended December 31, 2004. Therefore, the ownership percentage, book value and net asset value of these investments as of December 31, 2004 are not disclosed.

6.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD

Securities accounted for using the equity method of accounting as of December 31, 2003 and 2004 are as follows (in millions of Korean won):

	Ownership percentage (%)	Acquisition cost	Book value		Net asset value
	2004	2004	2003	2004	2004
SoftForum (note a)	41.51%	(Won) 539	(Won)—	(Won)10,932	(Won)10,932
Mirae America (note b)	50.00%	126	—	—	—
AIO Corporation preferred stock (note c)	21.63%	3,513	—	—	—
Cyber Bank (note d)	26.87%	11,750	2,173	—	—

Total		(Won)15,389	(Won)2,173	(Won)10,932	(Won)10,932

(note a)	Through 2003, SoftForum was one of the Company’s consolidated subsidiaries and was included in the consolidation. As mentioned in Note 2, on March 24, 2005, the Company sold 2,726,800 shares of 3,328,840 shares of SoftForum held by the Company to a third party and the Company’s ownership percentage decreased to 7.51%. As a result, the investment in SoftForum was accounted for using the equity method for the year ended December 31, 2004.

(note b)	As of December 31, 2003 and 2004, Mirae America has a net equity deficit.

(note c)	The carrying value was fully written down in 2001 since the Company’s management believes that there is uncertainty relating to AIO Corporation’s ability to continue as a going concern and the recoverability of the carrying value was remote.

(note d)	From 2003, the investment in Cyber Bank was accounted for using the equity method as the Company acquired additional common shares of Cyber Bank for the year ended December 31, 2003 and the ownership percentage in Cyber Bank increased to 28.24%, including the investment made by SoftForum of 1.46% as of December 31, 2003. As of December 31, 2004, the ownership percentage decreased to 26.87% due to the exclusion of SoftForum from consolidation.

Changes in securities accounted for using the equity method of accounting for the years ended December 31, 2003 and 2004 are as follows (in millions of Korean won):

	Mobile Game	Mirae America	AIO Corporation	Cyber Bank	Soft Forum
At January 1, 2003	(Won)137	(Won)—	(Won)—	(Won)—	(Won)—
Changes in equity method securities	—	—	—	62	—
Acquisition	—	—	—	10,000	—
Disposal	(74)	—	—	—	—
Valuation gain in equity securities valued using the equity method of accounting (capital adjustments)	1	—	—	—	—
Equity in losses of affiliates	(64)	—	—	(7,889)	—

At December 31, 2003	—	—	—	2,173	—
Change in consolidated subsidiary	—	—	—	(107)	13,308
Equity in losses of affiliates	—	—	—	(2,066)	(2,402)
Valuation gain in equity securities valued using the equity method of accounting (capital adjustments)	—	—	—	—	26

At December 31, 2004	(Won)—	(Won)—	(Won)—	(Won)—	(Won)10,932

7.	SHORT-TERM AND LONG-TERM LOANS TO EMPLOYEES

Short-term and long-term loans to employees as of December 31, 2003 and 2004 are (Won)3,292 million and (Won)1,599 million, respectively.

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2003 and 2004 are as follows (in millions of Korean won):

	Useful lives (years)	2003	2004
Land	—	(Won)25,700	(Won)15,375
Buildings and structures	5 ~ 60	62,677	55,970
Machinery	4 ~ 10	7,163	8,170
Vehicles	5 ~ 6	886	890
Tools, furniture and fixtures	4 ~ 10	31,033	30,799
Construction-in-progress		—	6,496

Total		127,459	117,700
Less accumulated depreciation		(36,403)	(39,806)

Net		(Won)91,056	(Won)77,894

Changes in net book value of property, plant and equipment for the years ended December 31, 2003 and 2004 are as follows (in millions of Korean won):

	Land	Building and structures	Machinery	Vehicles	Tools, furniture and fixtures	Construction -in-progress	Total
January 1, 2003	(Won)15,494	(Won)47,949	(Won)3,808	(Won)248	(Won)7,818	(Won) —	(Won)75,317
Purchases	10,369	9,669	292	210	2,129	—	22,669
Disposals	(163)	(388)	—	(7)	(137)	—	(695)
Impairment loss	—	—	—	—	(103)	—	(103)
Depreciation	—	(1,509)	(598)	(122)	(3,903)	—	(6,132)

December 31, 2003	25,700	55,721	3,502	329	5,804	—	91,056
Purchases	—	652	753	251	1,720	6,496	9,872
Disposals	—	—	—	(33)	(58)	—	(91)
Changes in consolidated subsidiaries	(10,325)	(7,206)	241	(22)	(686)	—	(17,998)
Depreciation	—	(1,452)	(811)	(170)	(2,512)	—	(4,945)

December 31, 2004	(Won)15,375	(Won)47,715	(Won)3,685	(Won)355	(Won)4,268	(Won)6,496	(Won)77,894

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

Detailed related party transactions for the years ended December 31, 2002, 2003 and 2004 and account balances as of December 31, 2003 and 2004 are as follows (in millions of Korean won):

(1)	Transactions with affiliates which are accounted for using the equity method

	2002	2003	2004
Sales to:
Mirae America	(Won) 1,783	(Won) 58	(Won) 1,351
Cyber Bank	—	7,494	530

Total	1,783	7,552	1,881

Other income (expense) from (to):
Mirae America	(26)	(289)	(135)
Mobile Game	253	—	—
Cyber Bank	—	—	15

Total	227	(289)	(120)

Acquisition of equity securities valued using the equity method accounting:
Cyber Bank	—	10,000	—

(2) Account balances with affiliates, which are accounted for using the equity method

	2003	2004
(Assets)
Accounts receivable – trade:
Mirae America	(Won) 1,408	(Won) 2,266
Cyber Bank	6,065	5,929

Sub – total	7,473	8,195

Accounts receivable—other from Cyber Bank:	1	3

Advance payments to Mirae America	800	800

Guarantee deposits from SoftForum	—	386

Total	(Won) 8,274	(Won) 9,384

(Liabilities)
Accrued expenses to Mirae America	10	135

Guarantee deposits payable to Cyber Bank	199	—

Total	(Won) 209	(Won) 135

In 2004, SoftForum was changed to an affiliate of the Company accounted for using the equity method from a consolidated subsidiary. In 2003, Cyber Bank became an affiliate of the Company accounted for using the equity method and Mobile Game was excluded from an affiliate of the Company.

(3) Transactions with other related parties

	2002	2003	2004
Sales to:
Cyber Bank	(Won)3,974	(Won) —	(Won) —
Mirae Hong Kong	—	1,063	1,143

Sub-total	3,974	1,063	1,143

Disposition of property and equipment and intangible assets to Testech	1,338	—	—

Purchase of property and equipment and intangible assets from Testech	—	7	—

Interest income from Cyber Bank	235	—	—

Other income from Testech	10	10	—

Purchases from Testech	1,784	460	—

Other expense to Testech	15	3	—

Other expense to MR Tech	—	—	33

Acquisition of investments from Cyber Bank	1,800	—	—

In 2004, Testech became a non-related party due to the executive serving both the Company and Testech through 2003 resigned from the Company; and MR Tech was changed to a non-consolidated related company due to the disposal of investments in SoftForum (see Note 27).

(4) Account balances with other related parties

	2003	2004
(Assets)
Accounts receivable—trade from Mirae Hong Kong	(Won) 624	(Won) 785

(Liabilities)
Accounts payable—trade to Testech	(Won) 88	(Won) —

Accounts payable – other
Mirae Hong Kong	14	62
MR Tech	—	3

Sub-total	14	65

Total	(Won) 102	(Won) 65

(5) Collateral Provided for the Related Parties

As of December 31, 2004, the Company provided collateral for its related parties as follows (in millions of Korean won):

Company	Assets pledged	Amount	Remark
Cyber Bank	Short-term financial instruments	(Won) 18,000	Repayment of borrowings
Mirae Online	”	980	Letters of credit and other

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

The details of monetary assets and liabilities denominated in foreign currencies as of December 31, 2003 and 2004 are as follows (in millions of Korean won, thousands of U.S. dollars, H.K. dollars, and Japanese yens):

	Foreign currencies
	2003		2004
Cash and cash equivalents	US$	2,451	US$	2,844
”		¥86		—
”	HK$	154		—
Accounts receivable – trade	US$	12,665	US$	15,313
”		¥2,044		¥994
Accounts payable – trade		—	US$	47
”		¥885		¥12,913
Short-term borrowings		—	US$	9,533
”		¥13,557		¥988,719
Current portion of long-term debt	US$	710	US$	946
Long-term borrowings	US$	3,075	US$	7,114

	Korean won equivalent
	2003	2004
Cash and cash equivalents	(Won)2,936	(Won)2,969
”	1	—
”	24	—
Accounts receivable – trade	15,170	15,983
”	23	10
Accounts payable – trade	—	49
”	10	131
Short-term borrowings	—	9,950
”	152	10,007
Current portion of long-term debt	849	987
Long-term borrowings	3,683	7,426

15.	CAPITAL STOCK AND CAPITAL SURPLUS

The Company’s capital stock consists entirely of common stock. The par value and the number of shares authorized, issued and outstanding as of December 31, 2003 and 2004 are as follows:

	2003	2004
Par value (in Korean won)	(Won) 100	(Won) 100
Authorized shares	351,000,000	351,000,000
Issued shares	179,186,000	179,186,000
Outstanding shares, net of treasury stock	177,711,861	177,711,861

Changes in capital stock and additional paid-in capital in 2003 and 2004 are as follows (in millions of Korean won except for share data):

	Numbers of shares issued	Capital stock	Additional paid-in capital
At January 1, 2003	124,637,500	(Won)12,464	(Won) 219,862
Additional issuance (note a)	24,927,500	2,493	22,611
Additional issuance without consideration	29,621,000	2,962	(2,962)
Decrease in capital surplus relating to disposal of available-for-sale securities (note b)	—	—	(24,628)
Decrease in capital surplus relating to disposal of investment in consolidated subsidiaries (note c)	—	—	(353)
Offset against deficit	—	—	(73,738)

At December 31, 2003	179,186,000	17,919	140,792
Changes in consolidated subsidiaries	—	—	(12,878)

At December 31, 2004	179,186,000	(Won)17,919	(Won)127,914

(note a)	In August 2003, the Company issued 24,927,500 additional shares for (Won)1,020 per share.

(note b)	In June 2003, the Company disposed of 6,836,690 shares of SK Communications for (Won)660 per share. As a result of such disposal, the Company’s additional paid-in capital of (Won)24,628 million decreased.

(note c)	In 2003, the Company disposed of 130,000 shares of MOL. As a result of such disposal, the Company’s equity ownership in MOL decreased from 81.39% to 67.47% and the Company’s additional paid-in capital decreased by (Won)353 million.

16.	RETAINED EARNINGS (DEFICIT)

Changes in unappropriated retained earnings (undisposed deficit) for the years ended December 31, 2003 and 2004 are as follows (in millions of Korean won):

	2003	2004
Unappropriated retained earnings (undisposed deficit) at beginning of the year	(Won)(73,457)	(Won)2,805
Changes in unappropriated retained earnings:
Change in consolidated subsidiaries	—	302
Losses in excess of minority interest	—	(126)

Sub-total	(73,457)	176

Transfers from appropriated reserves or disposition of deficit:
Additional paid-in capital	73,738	—
Reclassification of loss on disposal of treasury stock	—	(113)

Sub-total	73,738	(113)

Net income (loss)	2,524	(31,654)

Unappropriated retained earnings (undisposed deficit) to be carried forward to the following year	(Won) 2,805	(Won)(28,786)

17.	TREASURY STOCK

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

	Number of treasury stock	Carrying amount
At January 1, 2003	1,760,000	(Won) 4,814
Purchase of treasury stock	14,139	17
Disposal of treasury stock	(300,000)	(487)

At December 31, 2003 and 2004	1,474,139	(Won) 4,344

The Company intends to sell its treasury stock in the market in the future. No dividends will be paid on treasury stock.

18.	SALES

Details of sales for the years ended December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002	2003	2004
Handlers and components	(Won)14,434	(Won)44,184	(Won)33,523
SMD placement systems	23,486	19,201	24,299
Security solutions products and services (note a)	15,881	17,189	—
Other	10,629	14,479	9,059

	(Won)64,430	(Won)95,053	(Won)66,881

(note a)	Because SoftForum was excluded from consolidation for the year ended December 31, 2004, the related security solutions products and services revenue was also eliminated from the above table.

19.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The details of selling, general and administrative expenses for the years ended December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002	2003	2004
Salaries	(Won)10,203	(Won)9,668	(Won)7,137
Commissions	3,329	4,370	3,356
Travel	745	810	879
Depreciation	3,142	2,699	1,785
Entertainment	826	1,179	536
Advertising	941	1,035	976
Research and development	2,410	1,053	880
Product warranty	1,004	86	1,912
Bad debts	11,786	3,224	1,784
Other	3,265	3,849	3,412

	(Won)37,651	(Won)27,973	(Won)22,657

20.	INCOME TAXES

The following is a reconciliation between financial accounting income and taxable income, together with a computation of income taxes for the years ended December 31, 2002, 2003 and 2004 (in millions of Korean won):

	2002	2003	2004
Income (loss) before income taxes and minority interest	(Won)(72,890)	(Won)916	(Won)(31,919)
Additions (deductions):
Provision for severance indemnities	799	(540)	272
Loss from valuation of inventories	2,497	(7,692)	(10,465)
Entertainment expenses	672	921	260
Accrued interest income	(39)	60	(388)
Gain (loss) on valuation of trading securities	3,227	(3,238)	396
Reversal of tax-free reserves	1,081	—	—
Net loss (income) of consolidated affiliate	3,943	402	(172)
Provision for doubtful accounts	3,429	10,534	16,891
Depreciation	50	—	—
Loss from impairment of deferred development costs	8,345	(2,466)	(403)
Loss from impairment of available-for-sale securities	3,830	1,343	169
Equity in losses of affiliate	11,434	(15,484)	5,826
Other	957	1,229	581

Total	(32,665)	(14,015)	(19,952)
Add back
- Net operating loss carryforwards (note a)	34,746	14,119	19,952

Net taxable income	(Won)2,081	(Won)104	(Won)—

	2002	2003	2004
Corporate income taxes at statutory Korean corporate income tax rates of 27%	(Won)542	(Won)16	(Won)—
Special tax credit for small and medium-sized venture companies	(266)	—	—
Tax credit for technology and human resource development and capital investments	(24)	—	—

Corporate income taxes payable	252	16	—
Resident surtax payable	25	2	—

Total income taxes payable	(Won)277	(Won)18	(Won)—

(note a)	In Korea, there is no tax payment system based on consolidated taxable income (or loss). Increase in net operating loss carryforwards of the Company and subsidiaries, which have no tax liabilities due to the net operating loss, for the years ended December 31, 2002, 2003 and 2004, were added to show taxable income for subsidiaries with tax liabilities.

The provision for income taxes for the years ended December 31, 2002, 2003 and 2004 consists of the following (in millions of Korean won):

	2002	2003	2004
Currently payable	(Won)277	(Won)18	(Won)—
Deferred	—	—	—

Income tax expense	(Won)277	(Won)18	(Won)—

The difference between income tax expense computed using the statutory income tax rate and the recorded income tax expense for the years ended December 31, 2002, 2003 and 2004 is attributable to the following (in millions of Korean won):

	2002	2003	2004
Income tax expense (benefit) at statutory income tax rate of 27%	(Won)(19,680)	(Won) 247	(Won)(8,618)
Resident surtax	(1,968)	25	(862)
Tax credit for technology and human resource development and capital investments	(242)	—	—
Special tax credit for small and medium-sized venture companies	(293)	—	—
Tax effect of permanent differences	472	729	249
Change in valuation allowance	22,037	(4,748)	8,919
Change in income tax rate (note a)	—	3,551	—
Other	(49)	214	312

Recorded income tax expense	(Won) 277	(Won) 18	(Won) —

(note a)	Pursuant to a revision in the Korean Corporate Income Tax Law, statutory corporate income tax rate will be changed from current 27% to 25%, effective January 1, 2005.

The tax effects of each type of temporary difference, net operating loss carryforwards and tax credit carryforwards that gave rise to a significant portion of the deferred income tax assets at December 31, 2003 and 2004 are as follows (in millions of Korean won):

	2003	2004
Current:
Accrued interest income	(Won)(41)	(Won)(131)
Gain (loss) on valuation of trading securities	(56)	60
Loss from valuation of inventories	3,457	323

Sub-total	3,360	252

Non-current portion:
Provision for severance indemnities	589	401
Net operating loss carryforwards (note a)	19,445	26,190
Net loss of consolidated subsidiaries	4,408	4,167
Tax credit carryforwards (note a)	7,360	7,328
Deferred development costs	1,494	1,477
Impairment loss from available-for-sale securities	3,734	3,626
Equity in losses of affiliate	6,657	7,961
Depreciation	275	254
Provision for doubtful accounts	7,748	12,349
Other	35	19

Sub-total	51,745	63,772

Total deferred income tax assets	55,105	64,024

Valuation allowance (note b)	(55,105)	(64,024)

Net deferred income tax assets	(Won)—	(Won)—

(note a)	At December 31, 2004, the Company and subsidiaries had tax credit carryforwards for tax purposes relating to technology and human resource development and capital investments, of which (Won)2,536 million will expire in 2006, (Won)3,369 million in 2007, (Won)1,423 million in 2008. The Company and subsidiaries also had net operating loss carryforwards, of which (Won)56,590 million will expire in 2007 and (Won)14,051 million in 2008 and (Won)24,597 million in 2009, respectively.

(note b)	A full valuation allowance has been provided for deferred income tax assets as of December 31, 2004 and 2003 since the Company’s management believes that the realization of the deferred tax assets is uncertain.

21.	INCOME (LOSS) PER COMMON SHARE

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

In accordance with the approval of the Company’s shareholders, the Company granted stock options to its employees. Changes in options outstanding for the years ended December 31, 2003 and 2004 are as follows (in Korean won):

	Number of shares (note a)	Weighted average exercise price (note a)
Options outstanding – January 1, 2003	3,261,108	(Won)	1,343
Granted	3,887,715		1,114
Cancelled	(403,068)		1,306

Options outstanding – December 31, 2003	6,745,755		1,213
Granted	1,350,000		1,218
Cancelled	(238,859)		1,157

Options outstanding – December 31, 2004	7,856,896		1,216

(note a	)	For the year ended December 31, 2003, the Company’s number of stock option and exercise price were recalculated considering the effect of 20% stock dividend and additional issuance.

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

Assuming the Company had considered a volatility factor in estimating the value of its stock options granted in 2002 and 2003, the pro forma consolidated net income and consolidated net income per common share for the years ended December 31, 2002, 2003 and 2004 would have been as follows (in millions of Korean won except per share data):

	2002		2003		2004
Net income (loss):
As reported	(Won)	(72,991)	(Won)	2,524	(Won)	(31,654)
Pro forma		(73,449)		1,394		(32,735)
Income (loss) per share:
As reported	(Won)	(470)	(Won)	16	(Won)	(178)
Pro forma		(473)		9		(184)

The assumptions and variables used by the Company in measuring the fair value of stock options granted in the respective years are as follows:

	2002	2003	2004
Risk free interest rate	5.80%	4.32% ~ 4.75%	4.52%
Expected life	4 years	4 years	4 years
Volatility factor	92.14%	81.95% ~ 91.17%	84.60%
Dividend yield	11.6%	—%	—%
Expected expiration rate of rights	—%	—%	—%

27.	SUBSEQUENT EVENTS

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

29.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (AS RESTATED)

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

a.	Restatement of previously reported US GAAP information

In the course of responding to SEC staff comments, the Company has identified errors in its reconciliation to US GAAP as of and for the year ended December 31, 2004. The errors relate to the application of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (“FIN 46(R)”), Accounting Principles Board (“APB”) Opinion No. 18 Equity Method of Accounting for Investments (“APB Opinion No. 18”), FASB Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), and Statement of Financial Accounting Standards (“SFAS”) No. 115 Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”). As a result, the US GAAP amounts previously reported as of and for the year ended December 31, 2004 have been restated as follows.

(i)	Adjusted impairment losses from Cyber Bank: As stated in Note 13, allowance for loss on collateralized assets was recorded based on the Company’s estimate that use of such collateral to repay debts on behalf of Cyber Bank was probable. The amount of allowance was estimated based on the financial statements of Cyber Bank in accordance with Korean GAAP. Under US GAAP, such collateral is considered to be guarantees of indebtedness of Cyber Bank, an equity method investee under APB Opinion No. 18. The guarantees of indebtedness were accounted for under FIN 45, which resulted in an increase in liabilities and equity method investments. Due to Cyber Bank’s continued losses during the year ended December 31, 2004, the Company’s investments in Cyber Bank were reduced to zero. Subsequent to recognizing such losses, the Company adopted FIN46(R) on December 31, 2004, and consolidated Cyber Bank in accordance with FIN46(R) as of that date. During the process of applying FIN46(R) the Company identified additional losses of (Won)6,111 million that should have been recorded under FIN No. 45 and APB Opinion No. 18. The effects of these corrections are as follows (in millions of Korean won):

	2004
Net loss based on US GAAP as previously reported	(Won)	(35,044)
Effect of restatement:
Adjusted impairment losses		(6,111)

Net loss based on US GAAP as restated	(Won)	(41,155)

Net loss per share (basic and diluted) based on US GAAP (in Korean won)
Net loss per share (basic and diluted) as previously reported	(Won)	(197)
Effect of restatement:
Adjusted impairment losses		(35)
Net loss per share (basic and diluted) based on US GAAP as restated	(Won)	(232)

	2004
Shareholders’ equity based on US GAAP as previously reported	(Won)	116,720
Effect of restatement:
Adjusted impairment losses		(6,111)

Shareholders’ equity based on US GAAP as restated	(Won)	110,609

(ii)	Application of FIN 46(R): As mentioned in Note 29(u), the Company previously did not consolidate Cyber Bank as it did not consider the relationship with the family members of Mr. Moon Soul Chung, the Company’s former CEO, who are the largest shareholders of the Company and Cyber Bank. After consideration of the relationship between the Company and Mr. Chung’s family, the Company restated its US GAAP reconciliation to consolidate Cyber Bank at December 31, 2004. Such restatement did not affect the US GAAP net loss or the US GAAP net loss per share for the year ended December 31, 2004 or shareholders’ equity as of December 31, 2004. The effects of these corrections are as follows (in millions of Korean won):

	As previously reported		Effect of restatement		As restated
Current assets	(Won)	120,090	(Won)	24,506	(Won)	144,596
Non-current assets		111,941		1,565		113,506

Total assets		232,031		26,071		258,102

Current liabilities		77,359		18,901		96,260

Long-term liabilities		23,094		13,281		36,375

Minority interest in equity of consolidated subsidiaries		14,858		—		14,858

Total liabilities and minority interest		115,311		32,182		147,493

(iii)	Cash flows activities of trading securities: As discussed in Note 29(w), the Company previously recorded US GAAP cash flows activities related to trading securities under investing activities. However, upon further consideration of SFAS No. 115, the Company restated its US GAAP cash flows reconciliation to record such activities under operating activities. The effects of these corrections are as follows (in millions of Korean won):

	As previously reported		Effect of restatement		As restated
For the year ended December 31, 2002:
Cash flows from operating activities	(Won)	(27,451)	(Won)	(7,153)	(Won)	(34,604)
Cash flows from investing activities		32,289		7,153		39,442

For the year ended December 31, 2003:
Cash flows from operating activities		(2,250)		9,833		7,583
Cash flows from investing activities		(5,514)		(9,833)		(15,347)

For the year ended December 31, 2004:
Cash flows from operating activities		(16,469)		21,062		5,134
Cash flows from investing activities		(13,321)		(21,062)		(34,924)

In addition, the Company restated its operating loss reconciliation to include donations, provisions for guarantees issued, and certain provisions for other doubtful accounts in US GAAP operating loss as discussed in Note 29(w) as such items are determined to be operating activities under US GAAP.

b.	Deferred Income Taxes (see Note 2)

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

c.	Research and Development Costs (see Note 2)

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

d.	Revenue Recognition

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

e.	Marketable Securities and Investment Securities (see Note 2)

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

The aggregate carrying amount of the Company’s cost method investments at December 31, 2004 totaled (Won)2,459 million, on a restated basis, and were not evaluated for impairment because (a) the Company did not estimate the fair value of those investments in accordance with paragraphs 14 and 15 of Statement 107 and (b) the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments.

f.	Impairment of Investment Securities and Recoveries

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

g.	Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

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

h.	Costs for Product Warranties (see Note 2)

Through 2003, under the previous Korean GAAP, product warranty costs were expensed as incurred. Effective January 1, 2004, estimated warranty costs are accrued at the time of sale based on historical experience and expected future cost in line with US GAAP.

Changes in reserve for product warranties for the years ended December 31, 2003 and 2004 are as follows (in millions of Korean won):

	2003	As restated 2004
Beginning balance	(Won) 607	(Won) 949
Provided	1,899	1,986
Assumed in connection with adoption of FIN46(R)	—	1,548
Incurred	(86)	(919)
Adjustment	(1,471)	(1,023)

Ending balance	(Won) 949	(Won) 2,541

i.	Comprehensive Income

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

j.	Loss from Valuation of Inventories

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

l.	Sales of Stock and Purchase by Subsidiary and Affiliate and Purchase of Non-controlling Equity Interest

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

m.	Accounting for Employee Stock Option Compensation Plan

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

r.	Consideration for conversion right

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

s.	Consolidated subsidiary

Under Korean GAAP, when a parent company is expected to lose control over a consolidated subsidiary within one year from the balance sheet date, the subsidiary should not be included in the consolidated financial statements. Under US GAAP, although a parent company has a temporary control over a consolidated subsidiary, the subsidiary should be included in the consolidation.

t.	Income (Loss) per common share

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

u.	New Accounting Pronouncements

On January 17, 2003, the Financial Accounting Standards Boards (“FASB”) issued Interpretation No. 46 (“FIN 46”) - “Consolidation of Variable Interest Entities”, which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as “special purpose entities (“SPEs”).” The underlying principle behind FIN 46 is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. FIN 46 also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity. In December 2003, the FASB released a revision of FIN No. 46 (“FIN No. 46R”) in which the calculation of expected losses and expected residual returns have been altered to reduce the impact of decision maker and guarantor fees. In addition, FIN No. 46R changes the definition of a variable interest. The Company as a foreign private issuer adopted FIN 46(R)on December 31, 2004. The Company previously determined that Cyber Bank, an equity method investee and a manufacturer of telecommunication appliance, was a VIE and that the Company held variable interests in Cyber Bank, but was not a primary beneficiary. Therefore, the accounts of Cyber Bank were not consolidated under US GAAP. In the course of preparing responses to SEC comments, the Company noted that the previous analysis did not consolidate Cyber Bank as it did not consider the relationship with the family members of Mr. Moon Soul Chung, the Company’s former CEO, who are the largest shareholders of the Company and Cyber Bank. After consideration of such relationship, the Company determined that the aggregate variable interests in Cyber Bank held by the Company and its related parties (the “Related Party Group”) will absorb a majority of Cyber Bank’s expected losses. In addition, as the Company has the largest exposure to the expected losses of Cyber Bank within the Related Party Group, the Company determined that it was Cyber Bank’s most closely associated party and primary beneficiary.

As a result, the Company restated its US GAAP reconciliation to consolidate Cyber Bank at December 31, 2004. Such restatement did not affect the US GAAP net loss or the US GAAP net loss per share for the year ended December 31, 2004 or shareholders’ equity as of December 31, 2004.

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

v.	Summary Financial Information

Sales, cost of sales, gross profit (loss), operating expenses, operating loss and net loss under US GAAP for the year ended December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002		2003		2004
Sales	(Won)	69,715	(Won)	96,039	(Won)	83,697
Cost of sales		76,786		82,172		60,772
Gross profit (loss)		(7,071)		13,867		22,975
Operating expenses, as restated		44,092		37,231		42,720
Operating loss, as restated (*)		(51,163)		(23,363)		(19,745)
Net loss, as restated (*)		(62,607)		(24,278)		(41,155)

(*)	See reconciliation of amounts from Korean GAAP to US GAAP below.

w.	Reconciliation of Korean GAAP to US GAAP

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

	2002		2003		2004 As restated
Net income (loss) based on Korean GAAP	(Won)	(72,991)	(Won)	2,524	(Won)	(31,654)
Adjustments:
Revenue recognition timing difference related to deliveries awaiting final customer acceptance		(51)		(633)		—
Additional US GAAP assumed losses from Cyber Bank		—		—		(6,111)
Warranty cost accrual		67		342		950
Development costs recorded as intangible assets, net		(1,755)		(2,135)		(6,273)
Research and development costs charged to ending inventory cost		3,006		237		(929)
Write-off of impaired deferred development costs under Korean GAAP		11,337		1,521		4,165
Sales of stock by subsidiary and affiliate		—		(228)		—
Adjustment of capital surplus upon sale of stock		—		(24,628)		—
Loss relating to additional stock transactions by consolidated subsidiaries		(1,616)		—		—
Employee benefits related to consolidated subsidiary’s treasury stock purchased from employee exceeding fair value		(359)		115		—
Compensation cost related to stock options		(611)		(1,393)		(1,177)
Reversal of loss from impairment of investment securities		(11)		—		—
Losses in excess of minority interest		—		—		(126)
Reversal of losses in excess of minority interest		377		—		—

Net loss based on US GAAP	(Won)	(62,607)	(Won)	(24,278)	(Won)	(41,155)

Net loss per share (basic and diluted) based on US GAAP (In Korean won)	(Won)	(426)	(Won)	(161)	(Won)	(232)

	2002		2003		2004
Operating loss based on Korean GAAP	(Won)	(30,084)	(Won)	(5,623)	(Won)	(7,421)
Adjustments:
Difference in consolidation scope		—		—		(4,928)
Revenue recognition timing difference related to deliveries awaiting final customer acceptance		(51)		(633)		—
Warranty cost accrual		67		342		950
Development costs recorded as intangible assets, net		(1,755)		(2,135)		(5,138)
Research and development costs charged to ending inventory cost		3,006		237		(929)
Employee benefits related to consolidated subsidiary’s treasury stocks purchased from employee exceeding fair value		(359)		115		—
Compensation cost related to stock options		(611)		(1,393)		(1,177)
Loss from valuation of inventories		(20,408)		(12,428)		—
Restatement to include donations, provisions for guarantees issued, and certain provisions for other doubtful accounts		(968)		(1,845)		(1,102)

Operating loss based on US GAAP, as restated	(Won)	(51,163)	(Won)	(23,363)	(Won)	(19,745)

	2002		2003		2004 As restated
Shareholders’ equity based on Korean GAAP	(Won)	174,886	(Won)	176,592	(Won)	126,600
Adjustments:
Difference in consolidation scope		—		—		15,405
Additional US GAAP assumed losses from Cyber Bank		—		—		(6,111)
Revenue recognition timing difference related to deliveries awaiting final customer acceptance		98		—		—
Warranty cost accrual		(756)		(949)		—
Development costs recorded to intangible assets		(4,054)		(4,668)		(6,775)
Research and development costs charged to ending inventory cost		(419)		(182)		(1,111)
Reversal of loss from impairment of investment securities		(11)		(11)		(11)
Minority interest in equity of consolidated subsidiaries		(21,385)		(19,938)		(16,328)
Other adjustments due to loans for purchasing treasury stock and consolidated subsidiaries’ stock transactions		(108)		(1,935)		(1,060)

Shareholders’ equity based on US GAAP	(Won)	148,251	(Won)	148,909	(Won)	110,609

Income tax amounts under Korean GAAP and US GAAP are the same for the years ended December 31, 2002, 2003, and 2004, as the Company provided a full valuation allowance for deferred tax assets for such periods.

Changes in shareholders’ equity based on US GAAP for the years ended December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002		2003		2004 As restated
Balance, beginning of the period	(Won)	209,519	(Won)	148,251	(Won)	148,909
Net loss for the period		(62,607)		(24,278)		(41,155)
Issuance of common stock		—		25,104		—
Gain (loss) on disposal of treasury stock		35		(113)		—
Stock options		770		1,749		1,980
Treasury stock transactions		29		470		—
Increase (decrease) of gain on valuation of investment securities		332		(332)		—
Other adjustments due to loans for purchasing treasury stock and consolidated subsidiaries’ stock transactions		5		(1,935)		875
Other		168		(7)		—

Balance, end of the period	(Won)	148,251	(Won)	148,909	(Won)	110,609

A reconciliation of the significant balance sheet accounts, except for the shareholders’ equity items listed above, to the amounts determined under US GAAP as of December 31, 2003 and 2004, is as follows (in millions of Korean won):

	2003		2004 As restated
Current assets:
Based on Korean GAAP	(Won)	114,894	(Won)	107,930
US GAAP adjustments, as restated
- difference in consolidation scope		—		37,777
- inventories		(182)		(1,111)

Based on US GAAP, as restated		114,712		144,596

Non-current assets:
Based on Korean GAAP		116,822		110,172
US GAAP adjustments, as restated
- difference in consolidation scope		—		12,527
- deferred development costs		(4,668)		(6,775)
- investment securities		(11)		(11)
- long-term loans		(2,979)		(2,407)

Based on US GAAP, as restated		109,164		113,506

Total assets based on US GAAP, as restated	(Won)	223,876	(Won)	258,102

	2003		2004 As restated
Current liabilities:
Based on Korean GAAP	(Won)	36,349	(Won)	72,782
US GAAP adjustments, as restated
- difference in consolidation scope		—		23,355
- provision for warranty cost		949		—
- provision for guarantee issued		1,056		123

Based on US GAAP, as restated		38,354		96,260

Long-term liabilities:
Based on Korean GAAP		18,776		18,720
US GAAP adjustments, as restated
- difference in consolidation scope		—		17,655

Based on US GAAP, as restated		18,776		36,375

Minority interest in equity of consolidated subsidiaries:
Based on Korean GAAP		—		—
US GAAP adjustments, as restated		17,837		14,858

Based on US GAAP, as restated		17,837		14,858

Total liabilities and minority interest based on US GAAP, as restated	(Won)	74,967	(Won)	147,493

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

	2002 As restated		2003 As restated		2004 As restated
Cash flows from operating activities based on Korean GAAP	(Won)	(24,340)	(Won)	519	(Won)	(8,705)
Adjustments:
Difference in consolidation scope		—		—		(936)
Reclassification of payments for research and development		(2,752)		(2,884)		(6,287)
Reclassification of other capital adjustments		(359)		115		—
Reclassification of trading securities		(7,153)		9,833		21,062

Cash flows from operating activities based on US GAAP	(Won)	(34,604)	(Won)	7,583	(Won)	5,134

Cash flows from investing activities based on Korean GAAP	(Won)	29,682	(Won)	(10,175)	(Won)	(20,759)
Adjustments:
Difference in consolidation scope		—		—		1,182
Reclassification of payments for research and development		2,752		2,884		6,287
Long-term loans to employee		(145)		1,777		(572)
Reclassification of trading securities		7,153		(9,833)		(21,062)

Cash flows from investing activities based on US GAAP	(Won)	39,442	(Won)	(15,347)	(Won)	(34,924)

Cash flows from financing activities based on Korean GAAP	(Won)	(13,375)	(Won)	12,217	(Won)	25,235
Adjustments:
Difference in consolidation scope		—		—		216
Reclassification of other capital adjustments		504		(1,892)		572

Cash flows from financing activities based on US GAAP	(Won)	(12,871)	(Won)	10,325	(Won)	26,023

The Company previously recorded US GAAP cash flows activities related to trading securities under investing activities. However, upon further consideration of SFAS No. 115, the Company restated its US GAAP cash flows reconciliation to record such activities under operating activities.

30. ADDITIONAL DISCLOSURES REQUIRED BY US GAAP (AS RESTATED)

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

The difference between income tax expense computed using the statutory income tax rate and the recorded income tax expense for the years ended December 31, 2002, 2003 and 2004 is attributable to the following (in millions of Korean won):

	2002	2003	2004 As restated
Income tax benefit at statutory Korean corporate income tax rates of 27%	(Won)(16,876)	(Won)(6,989)	(Won)(12,087)
Resident surtax	(1,688)	(699)	(1,209)
Tax credit for technology and human resource development and capital investments	(242)	—	—
Special tax credit for small and medium-sized venture companies	(293)	—	—
Tax effect of permanent differences	472	729	142
Change in valuation allowance	18,953	3,178	15,022
Change in income tax rate (Note a)	—	3,518	—
Other	(49)	281	(1,868)

Recorded income tax expense	(Won) 277	(Won) 18	(Won) —

(note a)	Pursuant to a revision in the Korean Corporate Income Tax Law, statutory corporate income tax rate will be changed from current 27% to 25%, effective January 1, 2005.

The tax effects of each type of temporary difference, net operating loss carryforwards and the tax credit carryforwards that gave rise to a significant portion of the deferred tax assets and liabilities at December 31, 2002, 2003 and 2004, computed under US GAAP, and a description of the financial statement items that created these differences are as follows (in millions of Korean won):

	2002	2003	2004 As restated
Current:
Accrued interest income	(Won)(56)	(Won)(41)	(Won)(148)
Gain on valuation of trading securities	887	(56)	60
Loss from valuation of inventories	5,742	3,457	323
Revenue recognition timing difference related to deliveries awaiting final customer acceptance	(29)	—	—
Warranty cost accrual	225	282	—
Other	—	54	306

	6,769	3,696	541

Non-Current:
Provision for severance indemnities	693	589	621
Net operating loss carryforwards	16,807	19,445	26,592
Net loss of consolidated subsidiaries	4,642	4,408	4,545
Tax credit carryforwards	7,747	7,360	7,917
Research and development costs	3,686	2,777	3,645
Impairment loss from available-for-sale securities	3,607	3,734	3,844
Equity in losses of affiliate	11,788	6,657	8,443
Sales of stock by subsidiary and affiliate	(11,050)	(3,458)	(3,458)
Stock options	1,142	1,342	1,666
Depreciation	275	275	255
Provision for bad debt accounts	5,229	7,748	13,079
Other	506	447	2,352

	45,072	51,324	69,501

Total deferred income tax assets	51,841	55,020	70,042
Valuation allowance (note a)	(51,841)	(55,020)	(70,042)

Net deferred income tax assets	(Won) —	(Won) —	(Won) —

(note a)	A full valuation allowance was provided for the tax effect of deferred income tax assets since the Company’s management believes that the realization of the deferred tax assets is uncertain.

b.	Fair Value of Financial Instruments

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

Long-Term Borrowings, Lease Payables and Convertible Bonds Payable

The carrying amount of lease payables and certain long- term borrowings approximates fair value due to repricing of interest rate based on floating rate. The fair value of long-term borrowings that are not repriced based on floating rate are estimated using a discounted cash flow method based on the current rate for similar borrowings. The carrying amount of convertible bonds payable approximates fair value because issue date was near the end of 2004.

The fair value of financial instruments under US GAAP as of December 31, 2003 and 2004 is as follows (in millions of Korean won):

	2003		2004 As restated
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	(Won)21,569	(Won)21,569	(Won)17,163	(Won)17,163
Short-term financial instruments	14,628	14,628	42,134	42,134
Trading securities	21,382	21,382	148	148
Accounts receivable (trade and other) including long-term receivable	48,533	48,533	38,272	38,272
Available-for-sale securities, including current portion of available-for-sale securities	445	445	448	448
Other investments, including equity securities valued using the equity method accounting	4,786	N/A	2,459	N/A
Long-term bank deposits	533	533	655	655
Restricted deposits	458	458	1,187	1,187
Short-term and long-term loans	478	465	675	671

	(Won)112,812		(Won)103,141

Financial liabilities:
Accounts payable (trade and other)	(Won) 10,943	(Won) 10,943	(Won) 23,092	(Won) 23,092
Short-term borrowings	19,955	19,955	62,914	62,914
Lease payable	621	621	160	160
Current portion of long-term borrowings	1,787	1,787	2,546	2,546
Long-term borrowings	8,245	8,245	22,788	22,788
Convertible bonds	—	—	3,009	3,009

	(Won) 41,551		(Won) 114,509

c.	Segment Information

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

Business Segment

Sales, operating income, identifiable assets, capital expenditures and depreciation under US GAAP as of and for the years ended December 31, 2002, 2003 and 2004, pertaining to the business segments in which the Company and its subsidiaries operated are presented as follows (in millions of Korean won):

	Sales	Operating income (loss)	Identifiable assets	Capital expenditures	Depreciation of property, plant and equipment
(As of and for the year ended December 31, 2002)
Handlers and components	(Won)16,859	(Won)(14,192)	(Won)19,794	(Won)327	(Won)594
SMD placement systems	23,486	(30,472)	35,404	537	977
TFT-LCD handlers and testers	2,860	19	—	—	—
Security solutions	15,881	(788)	35,360	215	321
Research and development center	—	—	20,441	189	343
Other	10,629	(4,762)	—	1,970	4,477

Consolidated	(Won)69,715	(Won)(50,195)	(Won)110,999	(Won)3,238	(Won)6,711

	Sales	Operating income (loss)	Identifiable assets	Capital expenditures	Depreciation of property, plant and equipment
(As of and for the year ended December 31, 2003)
Handlers and components	(Won)45,170	(Won)(6,870)	(Won)22,891	(Won)398	(Won)468
SMD placement systems	19,201	(9,222)	24,852	654	770
Security solutions	17,189	(2,601)	37,574	18,401	588
Research and development center	—	—	19,610	1,097	1,290
Other	14,479	(2,825)	—	2,119	3,016

Consolidated	(Won) 96,039	(Won)(21,518)	(Won)104,927	(Won)22,669	(Won)6,132

	Sales	Operating income (loss)	Identifiable assets	Capital expenditures	Depreciation of property, plant and equipment
(As of and for the year ended December 31, 2004, as restated)
Handlers and components	(Won) 33,523	(Won)(6,372)	(Won) 22,467	(Won)706	(Won)299
SMD placement systems	24,299	(4,597)	27,682	638	270
Security solutions	16,044	(3,603)	32,435	124	547
Telecommunication appliance	—	—	29,074	—	—
Research and development center	—	—	11,363	1,491	632
Other	9,831	(4,071)	—	7,040	3,755

Consolidated	(Won) 83,697	(Won)(18,643)	(Won)123,021	(Won)9,999	(Won)5,503

In addition to business segment identifiable assets, total assets as of December 31, 2002, 2003 and 2004 of (Won)236,177 million, (Won)223,876 million and (Won)258,102 million, respectively, include unallocated corporate assets consisting of cash and investments ((Won)60,496 million, (Won)57,447 million and (Won)52,969 million as of December 31, 2002, 2003 and 2004, respectively), land ((Won)7,749 million, (Won)7,730 million and (Won)10,487 million as of December 31, 2002, 2003 and 2004, respectively), loans – net ((Won)441 million, (Won)478 million and (Won)311 million as of December 31, 2002, 2003 and 2004, respectively) and other ((Won)56,492 million, (Won)53,294 million and (Won)71,314 million as of December 31, 2002, 2003 and 2004, respectively).

The unallocated other corporate assets of (Won)56,492 million as of December 31, 2002 mainly consisted of buildings of (Won)16,311 million, long-term receivable-net of (Won)6,099 million and other assets of (Won)34,082 million. Unallocated other corporate assets of (Won)53,294 million as of December 31, 2003 mainly consisted of buildings of (Won)17,727 million, long-term receivable-net of (Won)4,602 million and other assets of (Won)30,965 million. Unallocated other corporate assets of (Won)71,314 million as of December 31, 2004 mainly consisted of buildings of (Won)33,864 million, long-term receivable-net of (Won)3,109 million and other assets of (Won)34,341 million.

Telecommunication appliance was added as a business segment on December 31, 2004 in connection with consolidating Cyber Bank in accordance with FIN46(R).

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

	2003	2004
Current assets	(Won)17,848	(Won)13,271
Non-current assets	8,080	9,383

Total assets	25,928	22,654

Current liabilities	7,476	4,577
Long-term liabilities	4,660	4,175

Total liabilities	(Won)12,136	(Won)8,752