Form 20-F/A
period 2004-12-31
MIRAE CORP
filed 2006-01-11
CIK 1099196

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 3

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from [            ] to [            ]

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Page
EXPLANATORY NOTE	1

PART I	2
ITEM 15. Controls and Procedures	2

PART III	4
ITEM 19. Exhibits	4

Signatures
Exhibit 12.1 Certification of CEO
Exhibit 12.2 Certification of CFO

i

References to “Mirae”, the “Company”, “we”, “our” and “us” in this amendment to the annual report on Form 20-F are to Mirae Corporation and its consolidated subsidiaries.

EXPLANATORY NOTE

We are filing this Amendment No. 3 to our annual report on Form 20-F, for the fiscal year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission on June 30, 2005 and as amended on July 28, 2005 and November 30, 2005, in order to set forth in Item 15, disclosure regarding our controls and procedures in response to comments received from the United States Securities and Exchange Commission.

Other than for the purpose of amending the information referred to above, this Amendment No. 3 does not, and does not purport to, amend, update or restate the information in any other item of the our Form 20-F filed on June 30, 2005 or reflect any events that have occurred after the date on which such annual report was first filed.

1

ITEM 15. Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have the responsibility for the evaluation of the effectiveness of our disclosure and control procedures and generally take all actions deemed necessary or desirable to ensure compliance with such procedures. An evaluation of the effectiveness of our disclosure controls and procedures was carried out under the supervision and with the participation of our management as at the reporting date prior to the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2004 pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934, or the Exchange Act. Based on this evaluation, the management had originally concluded that the Company’s disclosure controls and procedures were effective as of the twelve month period ended December 30, 2004 to ensure that information that is required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

As result of the Company’s decision to restate its consolidated financial statements for the twelve month period ended December 30, 2004, however, the Chief Executive Officer and Chief Financial Officer, in consultation with its accounting and other management team, as well as based on discussions with its independent auditors, have reevaluated its disclosure controls and procedures and have concluded that the Company’s disclosure controls and procedures were not effective.

Our consolidated financial statements are prepared in the Korean language, are expressed in Korean Won and are prepared in accordance with generally accepted accounting principles in the Republic of Korea, or Korean GAAP, which differ in certain material respects from accounting principles generally accepted in the United States of America, or US GAAP. As a reporting company under the Exchange Act, our consolidated financial statements included in our annual report on Form 20-F describes certain significant differences between Korean GAAP and the US GAAP and includes a reconciliation of certain Korean GAAP financial statement line items to US GAAP. The need to restate our consolidated financial statements for the twelve month period ended December 30, 2004 arose from our US GAAP reconciliation process, in particular as it relates to our interpretation and application of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46(R)”), Accounting Principles Board (“APB”) Opinion No. 18 Equity Method of Accounting for Investments (“APB Opinion No. 18”), FASB Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”) and Statement of Financial Accounting Standards (“SFAS”) No. 115 Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”). No restatements were needed nor did the Company make any adjustments to its consolidated financial statements under Korean GAAP. During the period covered by this report, there was no change in our system of internal controls and procedures over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In order to address the potential for a misstatement in our consolidated financial statements in future periods, the Company is considering various options, including, but not limited to providing additional training and education on US GAAP principles for existing employees involved in the preparation of our consolidated financial statements, dedicating additional resources in connection with the Company’s US GAAP reconciliation task, including potentially hiring additional personnel with US GAAP knowledge or engaging an international accounting firm to assist us in preparing the reconciliations to US GAAP in future periods.

2

Since we will be required under Section 404 of the Sarbanes-Oxley Act to provide annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments beginning with our annual report on Form 20-F for the year ending December 31, 2006, we have begun the process of putting in place a system of internal controls and procedures and we expect to have in place such systems as mandated by the Sarbanes-Oxley in a timely manner.

All disclosure controls and procedures, no matter how well designed, have inherent limitations including the possibility of human error and the circumvention or overriding of the controls and procedures. In addition, the design of controls and procedures must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us have been detected. We will continue to improve the design and effectiveness of our disclosure controls and procedures to the extent necessary in the future to provide our Chief Executive Officer, Chief Financial Officer and senior management with timely access to such material information, and to correct any deficiencies that we may discover in the future.

3

PART III

ITEM 19. Exhibits

Exhibit No.	Description
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act

4

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIRAE CORPORATION

By:	/s/ Soon Do Kwon
Name:	Soon Do Kwon
Title:	Chief Executive Officer and President

Date: January 11, 2006