Form 20-F
period 2005-12-31
MIRAE CORP
filed 2006-06-30
CIK 1099196

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 000-30376

MIRAE CORPORATION

(Exact name of Registrant as specified in its charter)

Republic of Korea

(Jurisdiction of incorporation or organization)

#9-2, Cha Am-Dong,

Cheon An, Chung Cheong Nam-Do 330-200

Republic of Korea

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, Common Stock par value Won 100 per share	The NASDAQ National Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report: 183,873,500 shares of common stock, par value of Won 100 per share

Indicated by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer  ☐    Accelerated filer  ☒    Non-accelerated-filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

CERTAIN DEFINED TERMS AND CONVENTIONS USED IN THIS REPORT

Definitions

Unless the context otherwise requires, references in this annual report to:

•	“Mirae”, the “Company”, “we”, “our” and “us” are to Mirae Corporation and its consolidated subsidiaries.

•	“Korea” is to The Republic of Korea.

•	“Government” is to the government of the Republic of Korea.

•	“Won” or “(Won)” is to the currency of Korea.

•	“US$” or “U.S. dollar” is to the currency of the United States of America.

•	“ADS” is to Mirae’s American Depositary Shares.

•	“ADR” is to Mirae’s American Depositary Receipts.

•	“Depositary” is to The Bank of New York, the depositary of the ADRs.

Glossary of Technical Terms

Unless otherwise indicated in the context, references to the following technical terms shall have the meanings set forth below:

•	“BGA” – Ball grid array, a type of semiconductor package containing ball-shaped terminal leads.

•	“Bit” – The smallest units of information recognized by a digital computer, a bit is a digit (1 or 0) used to represent one of two states in the binary number system. The term “bit” is a contraction of “binary digit”.

•	“Chip” – (1) Semiconductor manufacturing: a piece of silicon on which a large amount of circuitry is implanted (also known as a die); (2) PCB Assembly: a simple electronic device, not including IC.

•	“CMOS” – Complementary Metal Oxide Semiconductor, which is a type of semiconductor that uses both negative and positive circuits.

•	“CRT” – Cathode ray tube.

•	“CSP” – Chip scale package, a type of semiconductor package.

•	“DDR” – Dual data rate memory, a type of memory device.

•	“Device” – Semiconductors, semiconductor packages, ICs and other electronic components including registers, capacitors and conductors.

•	“Die” – A piece of semiconductor wafer containing the circuitry of a single chip.

•	“DIMM” – Dual in-line memory module, a type of memory module which has memory devices placed on both sides of a PCB.

•	“DRAMs” – Dynamic random access memory chips, the most popular type of semiconductor memory chip. “Dynamic” means that the device’s memory cells need to be periodically recharged. Information, stored in the memory cells in the form of bits as a positive or negative charge, is accessed randomly.

•	“EMS” – Electronics manufacturing service.

•	“Flash memory” – A computer chip with a read only memory that retains its data when the power is turned off and that can be electronically erased and reprogrammed without being removed from the circuit board.

•	“GFM” – Glass forming machine.

•	“IC” – Integrated circuit, an electronic circuit in which many active or passive elements are fabricated and connected on a continuous substrate.

•	“Index time” – Average time needed by a test handler to change testing trays.

•	“Information Technology” – sometimes referred to as IT is a term that encompasses all forms of technology used to create, store, exchange, and use information in its various forms (business data, voice conversations, still images, motion pictures, multimedia presentations, and other forms, including those not yet conceived). The term includes both telephony and computer technology.

•	“LCD” – Liquid crystal display.

•	“Lead frame” – The skeleton of the semiconductor chip to which the die is bonded; after packaging the only visible parts are the protruding metal pins.

•	“Lead frame magazines” – Aluminum carriers used to transport lead frames in their fragile state, before the dies are bonded onto them.

•	“Mechatronics” – An engineering field combining principles of mechanical engineering and electrical engineering.

•	“Memory chip” – A semiconductor device that stores data in electronic form.

•	“OEM” – Original equipment manufacturer.

•	“PCB” – Printed circuit boards.

•	“QFP” – Quad flat package, ceramic or plastic chip carrier with leads projecting down and away from all four sides of a square package.

•	“RAMbus” – RAMbus technology is a superscalar silicon technology that narrows the data bus width without any decline in transmission speed by using the PC buffer as a cache memory, thereby resulting in a brighter bandwidth and transmission rate.

•	“RIMM” – RAMbus in-line memory module, a type of memory module which is used for RAMbus DRAMs.

•	“Semiconductor” – A material, like silicon, whose properties lie in between those of a conductor and an insulator. Through doping (introducing impurities), it can be made slightly conductive or slightly insulative. Also see “chip”.

•	“SIMM” – Single in line memory module, a type of memory module, which is used in edge connector type sockets.

•	“SMD placement system” – Surface mount device placement system for PCB assembly equipment. SMD placement systems are robotic machines used for high-speed and accurate placement of various electronic devices onto PCBs. This term is used interchangeably with “SMT placement system,” or surface mount technology placement system.

•	“Test handlers” – Specialized robotic machinery that form part of the back end equipment of the IC packaging and testing line. After the micro-chips are packaged in their protective container, test handlers convey the devices to testing equipment, feed the devices in and out of the testers and finally sort the devices according to grading information received from the tester.

•	“TFT” – Thin film transistor.

•	“TFT-LCD” – Liquid crystal display creates images by changing molecular arrays of liquid crystals, in which light and darkness are generated and then an image is formed when electricity is supplied. Liquid crystals of LCD are inserted between two thin glasses, and are characterized as material, which lies in the middle of a gas and solid. TFT-LCD falls in the category of active matrix LCD, rather than passive, which means each picture cell can be independently controlled for on and off switching activities, as a transistor (switching element) is attached directly onto each picture cell. This allows fast response and high resolution.

•	“Throughput” – Product output quantity per unit of time.

•	“TSOP” – Thin small outline package, a type of semiconductor package which is widely used in a PCB.

•	“UPH” – Units per hour, a measure of throughput.

•	“Wafer” – Commonly, a slice of a semicrystal crystalline ingot whose active surface has been processed into arrays of ICs.

Currencies

We publish our financial statements in Won. Unless otherwise indicated, all translations from Won to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). Unless otherwise stated, the translations of Won into US dollars were made at the Noon Buying Rate in effect on December 31, 2005, which was Won 1,010.0 to US $1.00. We do not represent that Won or U.S. dollar amounts could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On June 29, 2006, the Noon Buying Rate was Won 960.4 to US $1.00.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict”, “considering”, “depends”, “may”, “could”, “should” or “could” and similar expressions are also intended to identify forward-looking statements.

These forward-looking statements address, among others, such issues as:

•	future prices of and demand for our products,

•	our ability to diversify our customer base, increase export sales and expand our market share,

•	future earnings and cash flow,

•	future plans and capital expenditures,

•	expansion and other development trends of the semiconductor industry,

•	technological change in the semiconductor and semiconductor related industries,

•	expansion and other development trends of the SMD placement system industry,

•	expansion and growth of our business and operations, and

•	our prospective operational and financial information.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, certain of which are beyond our control, which could cause actual results to differ materially from our expectations, including the risks set forth in Item 3 “Key Information—Risk Factors” and the following:

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

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3. Key Information

A. Selected Financial Data

Our selected consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, as of and for the years ended December 31, 2003, 2004 and 2005, together with the notes thereto, which appear elsewhere in this annual report.

Our consolidated financial statements are prepared in accordance with Korean generally accepted accounting principles (“Korean GAAP”), which differ in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”). See notes 29 and 30 of notes to our consolidated financial statements.

	For the Year Ended December 31,
Consolidated Statement of Operations Data	2001	2002	2003	2004	2005	2005
	Won	Won	Won	Won	Won	US$(1)
	(Won in millions and US$ in thousands, except per share data)
Korean GAAP(2):
Sales	68,977	64,430	95,053	66,881	106,305	105,252
Cost of sales	63,590	56,863	72,703	51,645	84,958	84,117

Gross profit	5,387	7,567	22,350	15,236	21,347	21,135
Selling, general and administrative expenses	45,321	37,651	27,973	22,657	21,475	21,263

Operating income (loss)	(39,934)	(30,084)	(5,623)	(7,421)	(128)	(128)

Other income	11,020	13,285	36,810	5,224	27,813	27,538
Other expenses	54,945	56,091	30,271	29,722	26,569	26,305

Income (loss) before income taxes and minority interest	(83,859)	(72,890)	916	(31,919)	1,116	1,105
Income tax expense (benefit)	14,234	277	18	—	—	—

Income (loss) before minority interest	(98,093)	(73,167)	898	(31,919)	1,116	1,105

Minority interest in net loss (gain) of consolidated Subsidiaries	(1,055)	176	1,626	265	1,284	1,271

Net income (loss)	(99,148)	(72,991)	2,524	(31,654)	2,400	2,376

Net income (loss) per share (3)	(654)	(470)	16	(178)	13	0.013

Cash dividends per share	15	—	—	—	—	—

U.S. GAAP(4):
Sales	69,827	69,715	96,039	83,697	131,060	129,762
Gross profit (loss)	(8,193)	(7,071)	13,867	22,975	30,415	30,114
Operating loss	(62,919)	(51,163)	(23,363)	(19,745)	(17,303)	(17,131)

Net income (loss)	(84,811)	(62,607)	(24,278)	(41,155)	(21,166)	(20,957)

Net income (loss) per share(3)	(589)	(426)	(161)	(232)	(119)	(0.118)

	As of December 31,
Consolidated Balance Sheet Data	2001	2002	2003	2004	2005	2005
	Won	Won	Won	Won	Won	US$(1)
	(Won in millions and US$ in thousands)
Korean GAAP(2):
Cash and cash equivalents and short-term financial instruments	57,724	39,784	36,197	48,647	54,846	54,302
Working capital(5)	89,333	83,491	78,545	35,148	50,987	50,482
Total assets	351,122	240,512	231,717	218,102	224,550	222,327
Current liabilities	95,594	51,061	36,349	72,782	93,591	92,665
Long-term liabilities	5,076	14,565	18,776	18,720	9,113	9,022
Total shareholders’ equity	250,452	174,886	176,592	126,600	121,846	120,640

U.S. GAAP(4):
Total assets	338,607	236,177	223,876	258,102	222,948	220,741
Total liabilities	129,088	87,926	74,967	147,493	128,300	127,030
Total shareholders’ equity	209,519	148,251	148,909	110,609	94,648	93,711

(1)	The translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of Korea and has been made at the rate of Won 1,010.0 to US $1.00, the Noon Buying Rate in effect on December 31, 2005.

(2)	The Korean GAAP balance sheet of the Company has been prepared in accordance with Statement of Korea Accounting Standards (“SKAS”) No. 2 through No. 10, No. 12 and No. 13, of which we adopted SKAS No. 10, No. 12 and No. 13 in 2004. SKAS No. 10 (“Inventories”) requires loss from valuation of inventories, which were recorded as other expenses through 2003, to be classified as cost of sales. As a result, the consolidated operating loss of the Company and its subsidiaries for the year ended December 31, 2004 increased by Won 1,946 million, the amount of loss from valuation of inventories for such year, while the consolidated financial position as of December 31, 2004 and the consolidated net loss for the year then ended remained unchanged as a result of such accounting treatment.

SKAS No. 15 through No. 17 was adopted in 2005. In accordance with SKAS No. 16 ‘Income Taxes’, deferred income tax assets and liabilities are classified into current and non-current assets and liabilities according to the classification of related assets and liabilities in the financial statements. In addition, tax effects of capital adjustment items, such as gain or loss on valuation of available-for-sale securities, are directly adjusted to the related capital adjustment accounts. As a result, the changes above increased total liabilities as of December 31, 2005 by Won 705 million and decreased total shareholders’ equity as of December 31, 2005 by the same amount. Such adoption, however, did not have an effect on consolidated operating loss and net income of the Company and its subsidiaries for the year ended December 31, 2005.

(3)	Net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding for the relevant period. In addition, net income (loss) includes the retroactive application of the effect of (i) the additional issuance of 24,927,500 shares in 2003 which were issued for less than fair value, with the difference in the amount of the issuance price and the fair value deemed to constitute an additional share issuance without consideration, (ii) the repurchase of treasury stocks in 2001, and (iii) the issuance of 29,621,000 shares pursuant to a stock dividend in 2003. However, diluted income (loss) per share is not presented as our potential common shares including stock options and convertible bonds have anti-dilutive effect. See note 22 of the notes to consolidated financial statements.
(4)	See notes 29 and 30 of the notes to our consolidated financial statements for reconciliation of the Korean GAAP figures to U.S. GAAP.
(5)	Working capital means current assets minus current liabilities.

Exchange Rates

Fluctuations in the exchange rate between Won and U.S. dollar may affect the market price of our ADSs. These fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in Won and the Won proceeds received by the depositary from any sale of our common shares represented by our ADSs.

In certain parts of this annual report, we have translated Won amounts into U.S. dollars for convenience purposes only. The “noon buying rate” is the rate in The City of New York used for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, all translations from Won to U.S. dollars were made at Won 1,010.0 to US$1.00, which was the noon buying rate announced on December 31, 2005. The translation is not a representation that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. The table below sets forth, for the periods indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2001	1,313.5	1,292.0	1,369.0	1,234.0
2002	1,186.3	1,250.4	1,332.0	1,160.6
2003	1,192.0	1,192.1	1,262.0	1,146.0
2004	1,035.1	1,139.3	1,195.1	1,035.1
2005	1,010.0	1,023.8	1,059.8	997.0
2006(through June 29, 2006)	960.4	962.2	1,002.9	927.4
January	958.9	981.8	1,002.9	958.9
February	970.9	969.8	976.3	962.0
March	971.4	974.7	982.0	966.8
April	942.8	952.6	970.4	939.6
May	945.3	940.8	951.5	927.4
June (through June 29, 2006)	960.4	954.4	961.8	942.7

Note:

(1)	Annual and monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Mirae Corporation

Our business could be adversely affected by the cyclical nature of the semiconductor industry.

We sell substantially all of our products to companies which operate in the semiconductor industry. The semiconductor industry has been and continues to be characterized by sudden, extreme, cyclical variations in product supply and demand. Since late 2000, the semiconductor industry has been in a cyclical downturn characterized by reduced demand for products, lower average selling prices, reduced investment in semiconductor capital equipment and other factors all of which have resulted in lower sales and earnings for our business. The timing, length and severity of these cycles are difficult to predict. Semiconductor manufacturers in the past have contributed to the severity of these cycles by not properly gauging market conditions and have in the past made untimely capital expenditures, over-investing or under-investing. Historically, the amount of reduction in capital expenditures by semiconductor manufacturers during downturns in the semiconductor industry has typically been of much greater magnitude than the reduction in the worldwide sales of semiconductors. Such downturns may have a material adverse effect on our business, financial condition and results of operations to the extent that we are unable to respond effectively to these industry cycles.

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

In addition, the semiconductor industry has been highly cyclical from quarter to quarter and as a result our operating results can fluctuate from quarter to quarter, which could negatively impact our business and our stock price. For a detailed summary of historical semiconductor industry performance, see Item 4 “Information on the Company—Industry Background—The Semiconductor Industry”.

Our customer concentration may adversely affect our profitability

The semiconductor manufacturing industry is highly concentrated, with a relatively small number of large semiconductor manufacturers worldwide accounting for a substantial portion of the purchases of semiconductor test handling equipment. We are heavily dependent on several major customers, including Hynix Semiconductor Inc. (formerly Hyundai Electronics Industries Co., Ltd.) a Korean company, SanDisk Corporation and Infineon Technologies AG, with customers representing 10% or more of our revenues representing 32% of our total revenues in 2005. In the SMD placement systems industry, mechatronics companies, including Sungil Telecom Co., Ltd., DK UIL Co., Ltd. and WeTech Co., Ltd., are our major customers. SanDisk Corporation is the world’s largest supplier of flash memory data storage card products and Infineon is a leading innovator in the international semiconductor industry.

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

We have provided guarantees and indemnification to our affiliates and pledged a significant amount of our assets as collateral for such obligations.

We provide guarantees or pledge our assets as collateral in connection with certain indebtedness or obligations of certain of our affiliates. For example, as of December 31, 2005, our outstanding guarantees on behalf of Cyber Bank Corporation, our affiliate which produces mobile communication devices, was Won 23,000 million (US$22,772 thousand). We also provide indemnification to our officers and directors, including directors of our affiliates, to the extent permitted by law. If we become liable under any of these obligations, our business, financial condition and results of operation may be adversely affected.

Our products may become obsolete as a result of rapid technological change in the semiconductor and semiconductor related industries.

The semiconductor and the semiconductor related industries and the semiconductor equipment manufacturing industry are subject to rapid technological change and new product introductions and enhancements. Our ability to remain competitive will depend in part upon our ability to develop new products that achieve market acceptance and meet customer expectations and needs and to introduce these products at competitive prices and on a timely and cost effective basis. Our success in developing new and enhanced products depends upon a variety of factors, including:

•	timely and efficient completion of product design;

•	availability of qualified technical and other personnel;

•	timely and efficient implementation of manufacturing and assembly processes;

•	enhancement of product performance;

•	effective sales and marketing; and

•	prompt response and quick repair in the event of equipment failure.

Since new product development commitments must be made well in advance of actual sales being realized, we must anticipate both future demand and the technology that will be available to supply that demand. Furthermore, introductions of new and complex products typically involve a period in which we identify design, engineering and reliability issues. Our inability to address such technology changes in timely and efficient manner will likely have a material adverse effect on our business, financial condition and results of operations.

We may not be able to increase our market share because certain of our competitors are more established than we are in some of our key and target markets.

We seek to increase sales of our products in Korea and other markets across the world. Since certain of our competitors already operate in these key markets, many of whom have greater resources than we do, we may not be able to compete effectively for market share in such markets.

Our ability to compete successfully against our competitors will depend on our ability to anticipate and respond to various competitive factors affecting the industry, including new products and services that may be introduced by our customers, changes in customer needs, technological change, economic conditions, discount pricing strategies by our competitors, among others. Future business consolidations and/or alliances in the industry may create significant new competitors and could harm our business and results of operations.

Some of our major competitors have the following advantages:

•	greater name recognition;

•	more diversified product lines;

•	larger customer base; and

•	significantly greater financial, technical and marketing resources.

As a result, as compared with us, our major competitors may be able to:

•	better withstand downturns in our key target markets;

•	retain and hire key technology and other personnel;

•	adapt more quickly to new or emerging technologies or changes in customer requirements; and

•	market, sell and support their products more effectively.

Our inability to compete effectively in such markets and increase sales and market share in such markets will likely have a material adverse effect on our business, prospects, financial condition and results of operations.

Our new products and new business lines may not be successful.

Our strategies entail expanding the range of our products, as well as widening our customer base in the Asia Pacific region, the United States and Europe. Our ability to implement these strategies will depend upon our use of our core competencies to develop new products and market them successfully both in and outside of Korea. We have expanded our core product offerings to include equipment that are specifically designed to handle DRAM and flash card products, SMD placement systems and Information Technology related products and services. We will continue to seek to develop new products and new business lines. However, no assurance can be given that any of these new products or new business lines will be accepted by the marketplace and be profitable or that we will be able to find suitable markets with sufficient demand for our products. Our inability to develop new products or enter into new business lines or the failure of one or more of these products or business lines could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to manage our growth into new products, new product lines and new markets.

Our diversification and expansion strategy may place strains on our administrative, operational and financial resources and affect our competitiveness. Such expansion will increase responsibilities placed upon management personnel and will require development or enhancement of operational, managerial and financial systems and controls. If we are unable to effectively manage the expansion of our mechatronics product lines, our business, financial condition and results of operations will likely be adversely affected. Our diversification and expansion strategy may also require that we hire additional administrative, sales and marketing personnel, which would increase overall expenses and make it more difficult to maintain efficient decision making process.

We have had in the past significant amounts of uncollected and uncollectible trade accounts receivable.

In order to penetrate new markets and build market share quickly, in particular for our SMD placement systems, beginning in 1999, we offered longer payment periods to our customers. To increase our market share in the SMD placement systems market, we also provided credit to customers whose credit was not as strong as our semiconductor test handler customers. As a result of such marketing efforts and due to the weakness in the markets in which we operate, we have experienced significant uncollected and uncollectible trade accounts receivable. The percentage of trade accounts receivable which remain uncollected for more than 6 months to total accounts receivable has been high and has been increasing in recent years. Our trade accounts receivable for SMD Placement systems which remained uncollected for more than six months was Won 17,244 million as of December 31, 2005, as compared to Won 20,017 million as of December 31, 2004. See Item 4 “Information on the Company—Business Overview—SMD Placement Systems—Sales and Marketing.” No assurance can be given that we will not have to extend credit terms in the future in order to be competitive or as a result of deteriorating economic conditions which may further negatively impact our ability to collect on our accounts receivable and may result in us having to take higher provisions in the future for allowance for doubtful accounts which will negatively impact our financial condition, results of operations and business.

Market prices for our products may decline in the future.

We anticipate that market prices for our main products may decline in the future due to continuing competitive pressures. We expect that significant competition among local and international companies, including from new entrants, may continue to drive semiconductor and semiconductor related equipment prices lower. We had in the past decreased the price on certain of our models by an average of approximately 5-10% in response to increased competition. We expect that there may be increases in promotional spending by companies competing in our industry, which we believe will also likely contribute to increasing movement of customers between competitors. Such increased competition and the resulting decline of market prices for our products would have a material adverse effect on our business, financial condition and results of operations.

Our operating results may fluctuate due to the seasonality of our sales of semiconductor test handlers and SMD placement systems.

Our business has been seasonal and our sales have typically been higher in the second half of the year as a result of our semiconductor manufacturing customers making more of their capital expenditures decisions during such period. In addition, our operating results may fluctuate considerably from quarter to quarter. Changes in the nature or level of customer orders or a particularly large customer order or customer cancellation in any particular quarter could cause significant variations in our revenues. For instance, for our test handlers, our major customers typically provide to us the specifications needed for their orders. Our success may be dependent upon our ability to mobilize our various divisions to manufacture products to meet our customers’ customization and volume demands in a timely and cost efficient manner and, if we are unable to do so, our financial condition and results of operation may be adversely affected.

Normally, we deliver our test handlers between 1 1/2 and 3 1/2 months after we receive an order. During these lead times, customers may modify or cancel their orders due to their own changing technology or for various other reasons, including economic and other factors. The volume and timing of orders placed by our customers vary due to fluctuations in product demand, the development of new semiconductor devices and other microeconomic and macroeconomic factors. Likewise, customers may misinterpret the marketplace direction and incorrectly indicate to us the future customization or volume demand for a particular product. Although our entry into the SMD placement system industry has reduced our dependence on our test handler sales, changes in the volume of customer orders could have a material effect on our profitability, in part because of the fixed costs associated with our test handler product line and because the volume of customer orders affects the utilization rate of our equipment, labor and other overhead costs.

Infringement of our intellectual property rights could negatively impact our results of operations

Our success is dependent in part on our technology and our ability to continue to use our technology as well as our ability to obtain from third party sources technology used in our business. We rely on a combination of contractual rights and patent, copyright, trademark and trade secret laws to establish and protect proprietary rights in our technology. If we are unable to establish or protect these rights in the domestic and international markets in which we compete, our competitors may be able to use our intellectual property to compete against us in such markets. This could limit our growth and adversely affect our financial condition and operating results. In addition, the inability to obtain commercially reasonable terms on such intellectual property or the threat by a third party of intellectual property right infringement may have a material adverse effect on our business and results of operations.

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

An adverse outcome in any dispute involving intellectual property or relevant technologies could subject us to significant liabilities, require us to cease manufacture, sales and shipments of products or our use of processes requiring the relevant technologies or alter the design of our products or make it necessary for us to obtain licenses from third parties. Litigation could also adversely affect our sales of the challenged product and divert the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. For example, we have an ongoing dispute with Techwing Inc., a Korean company, involving Techwing Inc.’s alleged infringement of our patent rights with respect to memory test handlers and litigation for compensation of damage is pending in the District Court in Suwon. See Item 8 “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” We do not believe that we have infringed on the intellectual property rights of any third party.

We are controlled by a major shareholder.

Moon Soul Chung, our founder and former President, Chief Executive Officer and Chairman of the Board of Directors, together with his family members, beneficially owned approximately 12.90% of our outstanding common stock, on a fully diluted basis as of December 31, 2005. See Item 6 “Directors, Senior Management and Employees—Share Ownership.” Mr. Chung may be able to influence the composition and decisions of our Board of Directors, and shareholder votes relating to certain types of decisions and transactions, including those involving an actual or potential change of control.

We rely on key personnel.

As is common in the semiconductor and semiconductor related industries, success depends to a significant extent upon our key senior executives and research and development, engineering, marketing, sales, manufacturing, support and other personnel. Our success also depends upon our ability to continue to attract, retain and motivate qualified personnel. The competition for such employees is intense, and the loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on us. Although we have “key man” life insurance for all executive officers, the loss of the services of key personnel or the inability to attract additional qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

In 2006 or subsequent year we may be a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences.

Since we hold a significant amount of short-term investments and other passive assets, including cash, and as we anticipate that we will continue to hold a significant amount of passive assets, in 2006 or subsequent years we may be a passive foreign investment company for United States federal income tax purposes. If we are a passive foreign investment company for any year, a U.S. Holder (as defined in Item 10 “Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations”) of our common shares or ADSs may be subject to adverse United States federal income tax consequences. Each investor is urged to consult its own tax advisor regarding the application and the effect of the passive foreign investment company rules in connection with the acquisition, ownership and disposition of our common shares or ADSs. See Item 10 “Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” for a more detailed discussion of the United States federal income tax consequences if we are a passive foreign investment company.

Becoming an investment company would preclude us from making subsequent offerings.

While we do not believe we are currently an investment company, as defined in the U.S. Investment Company Act of 1940, as amended, and while we do not have any intent to become an investment company, to the extent we acquire additional investment securities as the result of which the value of our total investment securities exceeds 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, we could become an investment company. In the future we may be required to take actions to avoid the requirement to register as an investment company, such as shifting a significant portion of our long- and short-term investment portfolio into low-yielding bank deposits or other short-term securities which are not considered to be investment securities due to their liquidity and certain other characteristics. These types of investments may reduce the amount of interest on other income that we could otherwise generate from our investment activities. In addition, we may need to acquire additional income or loss generating assets that we might not otherwise have acquired or forego opportunities to acquire minority interests in companies that could be important to our strategy.

The Investment Company Act also contains regulations with respect to investment companies, including restrictions on their capital structure, operations, transactions with affiliates and other matters which would be incompatible with our operations. If we were to be deemed an investment company in the future, we would, among other things, effectively be precluded from making public offerings in the United States. We could also be subject to administrative or legal proceedings and, among other things, contracts to which we are a party might be rendered unenforceable or subject to rescission.

Risks Relating to Korea

Our businesses may be adversely affected by developments affecting the Korean economy.

We are incorporated and headquartered in Korea, and derived 62.2% of our revenues in 2005 from our operations in Korea. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political, legal and regulatory conditions and developments in Korea. Any developments that could adversely affect the Korean economy will likely also decrease demand for our products and adversely affect our financial condition and results of operations.

Depreciation of the value of the Won against the U.S. dollar and other major foreign currencies may have a material adverse effect on our results of operations and on the prices of our common stock and the ADSs.

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect our results of operations because, among other things, it causes:

•	an increase in the amount of Won required by us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 64.8% and 94.9% of our total consolidated long-term debt, including current portion, as of December 31, 2004 and 2005, respectively; and

•	an increase in Won terms, of the costs of equipment that we purchase from overseas sources which we pay for in U.S. dollars or other foreign currencies.

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

Relations between Korea and North Korea have been tense over most of Korea’s modern history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea. The level of tension between Korea and North Korea, as well as between North Korea and the United States, has increased as a result of North Korea’s admission in October 2002 to the maintenance of a nuclear weapons program in breach of the peace accord executed in October 1994. In response, the United States, Japan, Korea and the European Union (which became party to the 1994 accord in November 2002) decided to suspend shipments of oil to North Korea called for by the 1994 accord and reiterated their demands for the dismantling of North Korea’s nuclear weapons program. Following the suspension of oil shipments, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, or IAEA, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February and June 2004, six-party talks were held in Beijing, China. In June 2004, the third round of the six-party talks resumed in Beijing, which ended with an agreement by the parties to hold further talks by the end of September 2004, which failed to take place as planned due to North Korea’s refusal to participate. In February 2005, North Korea announced that it possessed nuclear weapons. In September 2005, North Korea agreed to end its nuclear weapons program, and the six participating nations signed a draft preliminary accord pursuant to which North Korea agreed to dismantle its existing nuclear weapons, abandon efforts to produce new future weapons and readmit international inspectors to its nuclear facilities. In return, the other five nations participating in the talks, China, Japan, Korea, Russia and the United States, expressed willingness to provide North Korea with energy assistance and other economic support. The six parties agreed to hold further talks in November 2005. However, one day after the joint statement was released, North Korea announced that it would not dismantle its nuclear weapons program unless the United States agreed to provide civilian nuclear reactors in return, a demand that the United States rejected. We cannot assure you that future negotiations will result in a final agreement on North Korea’s nuclear program, including critical details such as implementation and timing, or that the level of tensions between Korea and North Korea will not escalate. Any further increase in tensions, resulting for example from a break-down in contacts, test of long-range nuclear missiles coupled with continuing nuclear programs by North Korea or an outbreak in military hostilities, could adversely affect our business, prospects, financial condition and results of operations and could lead to a decline in the market value of our ADSs.

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

The Korean Commercial Code and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares in proportion to their existing ownership percentage whenever new shares are issued. If we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, the ADR depositary, after consultation with us, may make the rights available to an ADS holder or use reasonable efforts to dispose of the rights on behalf of the ADS holder and make the net proceeds available to the ADS holder. The ADR depositary, however, is not required to make available to an ADS holder any rights to purchase any additional shares unless it deems that doing so is lawful and feasible and:

•	a registration statement filed by us under the U.S. Securities Act of 1933, as amended, is in effect with respect to those shares; or

•	the offering and sale of those shares is exempt from, or is not subject to, the registration requirements of the U.S. Securities Act, as amended.

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

ITEM 4. Information on the Company

A. History and Development of the Company

General

Our legal and commercial name is Mirae Corporation. Our registered office is at 9-2, Cha Am-Dong, Cheon An, Chung Cheong Nam-Do 330-200, Republic of Korea and our telephone number is (8241) 621-5070.

Mirae was founded as a sole proprietorship in 1983 and incorporated as a corporation with limited liability under the laws of Korea in December 1990. Shares of our common stock were listed on the Korea Stock Exchange on November 2, 1996. Our ADSs were first quoted for trading on The Nasdaq National Market on November 17, 1999 under the symbol “MRAE” and we issued ADSs on February 17, 2000.

Since 1983, we have manufactured and sold lead frame magazines and products related to machine tools, and after 1989, we diversified our product line into semiconductor test handlers primarily for sale to domestic semiconductor manufacturers. Test handlers are specialized robotic machines used to move semiconductor devices during the testing phase of the semiconductor manufacturing process. Since 1991, we have further diversified our test handler product line to include various models of memory test handlers, module test handlers, logic test handlers, flash card test handlers and burn-in sorters. With improvement of our test handler product line, our research and development capability has become the foundation of what we believe to be our core competencies: precision mechanisms, intelligent control and machine vision. For the years ended December 31, 2003, 2004 and 2005, sales of handlers accounted for 46.5%, 50.1% and 47.4% of our total sales, respectively.

In 1998, we designed and developed advanced surface mount placement systems (SMD placement systems), which are machines that affix electronic devices onto printed circuit boards, and TFT-LCD handlers and testers, which are machines that handle and test a new generation of flat panel displays. In 1999, we began to sell these new products in Korea and worldwide. For the years ended December 31, 2003, 2004 and 2005, SMD placement systems constituted our major product, accounting for 20.2%, 36.3% and 31.5% of our total sales, respectively.

Corporate Restructuring

When the general economy, in particular, the semiconductor industry and related markets, experienced a significant downturn in 2001 through 2004, we undertook a strategic corporate restructuring process in order to reduce our risks related to such downturn and to focus on our core competencies as well as our mechatronics businesses. We completed the following steps, among others, as part of our corporate restructuring process:

•	In August 2004, we moved to Cheon An all of our employees who had previously been located elsewhere in Korea, for the purpose of integrating research and development facilities and reducing expenses associated with maintaining multiple offices. In connection with such restructuring efforts, our research and development center, which had been located in Hwasung, was moved to Cheon An.

•	To concentrate on our core business, we sold our Bundang building, which had been leased to tenants, for Won 11,550 million on March 11, 2005. As a result of such disposal, we recorded a gain on disposal of property, plant and equipment in the amount of Won 3,773 million (US$3,735 thousand).

•	We sold the building housing our research and development center and the underlying real property in Hwasung for Won 24,000 million on March 3, 2005. As a result of such disposal, we recorded a gain on disposal of property, plant and equipment in the amount of Won 3,386 million (US$3,353 thousand).

•	On March 24, 2005, we sold 2,726,800 shares of common stock in SoftForum Co., Ltd. (“SoftForum”) to a third party. As a result of such sale, our ownership percentage in SoftForum decreased to 7.51% and SoftForum was excluded from consolidation for the year ended December 31, 2004 in accordance with Korean GAAP, as under Korean GAAP, when a parent company is obviously expected to lose control over a consolidated subsidiary within one year from the balance sheet date, the subsidiary is not to be included in the consolidated financial statements for such fiscal year.

Capital Expenditures

Our capital expenditures in 2005 was Won 5,053 million (US$5,003 thousand), primarily for purchases of machinery, supplies and other items. Our capital expenditures in 2004 was Won 9,872 million, primarily for purchases of machinery, supplies and other items. Our capital expenditures in 2003 was Won 22,669 million, primarily for the acquisition of the land and building now housing SoftForum in Seoul at a cost of Won 18,401 million and for purchases of machinery, supplies and other items at a cost of Won 4,268 million.

We estimate that in 2006 we will spend amounts which are generally consistent with the amounts spent in 2005 for capital expenditures for a range of projects, including primarily for purchases of machinery, supplies and other items. We may also make additional capital expenditure investments as opportunities arise. In addition, we may increase, reduce or suspend our planned capital expenditure investments for 2006 or change the timing and area of our capital expenditure spending in response to market conditions or for other reasons.

B. Business Overview

We design and manufacture mechatronics machines, including the high-precision robotic parts and software that controls these robotic parts, primarily for sale to the semiconductor manufacturing and PCB assembly industries. Our product lines consist of semiconductor test handlers and their components and SMD placement systems. We have also commenced the operation of the display business unit.

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

Principal Businesses

Mechatronics Business

Semiconductor Test Handlers

General. Since 1989, we have designed and manufactured approximately 90 test handler models. We currently design, manufacture and sell four categories of test handlers: memory test handlers, memory module test handlers, logic pick-and-place test handlers and burn-in loader/sorters. In developing and manufacturing these machines, we are utilizing faster and more precise pick-and-place technology applied from our development experience of SMD placement systems, which is one of our core competencies.

The following table sets forth information about our major test handler models manufactured by us from 2000 to 2005:

Product	Specifications	Market focus	Year Introduced
Memory test handler
M420	256/128 device parallel testing (Dual test sites); 13,000 UPH; Tri-temperature control; Vertical docking	TSOP I/II, TQFP, BGA, CSP (µBGA, fBGA, QFN), Flash Memory Cards (MMC, SD, Mini SD, Memory Stick	2005

M440	320/160 device parallel testing (Dual test sites); 12,500 UPH, Tri-temperature control, Vertical docking	TSOP I/II, TQFP, BGA, CSP (µBGA, fBGA, QFN), Flash Memory Cards (MMC, SD, Mini SD, Memory Stick	2005

Memory module test handler

MR7500	16/8 device parallel testing; 2,000 UPH; Tri-temperature control; Vertical docking	Pick-and-place type (SIMM, 144 SODIMM, 168 DIMM, 184 RIMM, 184 DDR-DIMM, 200 SODIMM, 232 DIMM); High-end applications	2000

Product	Specifications	Market focus	Year Introduced
MR7570	64 device parallel (4 Stations/Async.) testing; 4,200 UPH; Ambient; Vertical docking	All kinds of USB Device (Max. 85x22x15mm)	2004

Logic Pick-and-place test handler

M620	4/2/1 device parallel testing (8 para: option); 7,000 UPH; Dual –temperature control; Horizontal docking	BGA, PGA, QFP, CSP, CiS, PLCC, TSOP, MLF, etc	2005

Burn-in loader/sorter

MR9220	Maximum throughput: 15,000 UPH	TSOP, fBGA, TQFP	2003

Memory Test Handler. We began manufacturing memory test handlers in 1992. We started with a design based upon the vertical gravity technology that was a common standard of the market more than 10 years ago. In 1997, we hired a group of senior engineers, who specialized in SMD placement systems technology, from the LG Group of Korea for our research and development division. As a result of research relating to SMD placement systems, we were able to develop pick-and-place technology, which we believe is more advanced than the existing vertical gravity technology, and have added precision heat controlled chamber technology, which enables semiconductor devices testing in the testing chamber under a particular range of temperatures specified by the user. In 1998, using this new enhanced technology, we successfully introduced our fastest memory test handler, MR5500, which is mostly suited for the handling of flash memories due to its higher speed pick-and-place performance. MR5500 has been continuously upgraded during the last six years in order to meet customer demands. The same group of engineers later developed MR5800, the 128 para memory test handler, with a fully closed loop heat compensation capability as an option in 2003. More than 40 units of this model been installed at various customer sites and we consider this model to generally meet the requirements of the overseas customers. Since 2004, parallelism has become a key product attribute in the memory test handler market and, accordingly, customers in this market demand test handler solution with higher parallelism. To respond to such market trends in a more effective and timely manner, we developed and launched new models M420 and M440 in 2005, which are able to simultaneously handle 256 and 320 devices, respectively. The booking volume of these models amounts to 64 sets in 2005. We plan to release test handlers with parallelism of 320 or higher in the near future.

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

Logic Pick-and-place Test Handler. Although we had developed and manufactured various non-memory test handlers, including logic pick-and-place test handlers since 1989, we did not fully focus on this category as domestic manufacturers are some of the largest manufacturers of DRAM. Since 2001, however, we began focusing our research and development activity on developing the next generation logic pick-and-place test handler because the overseas market for logic pick-and-place handlers is a much bigger market with a larger number of customers than the market for memory test handlers. As a result, we introduced MR2700 in 2003, which has since been installed at various domestic sites. In order to penetrate overseas market, we developed M620, which is an upgraded version of MR 2700, and we began to sell this model in the United States in 2005.

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

Sales and Marketing. The following table shows sales volume and sales value of the handlers manufactured and sold by us for each of the periods indicated:

	Year ended December 31,
	2003		2004		2005
Model	Sales		Sales		Sales
	(Sales in millions of Won)
Memory test handlers	(Won)	32,275	(Won)	14,063	(Won)	23,738
Memory module test handlers		687		5,088		6,913
Logic pick-and-place test handlers		440		420		1,454
Burn-in sorters		2,631		3,069		4,849
Gravity handlers		666		643		0
Handler components		7,485		10,240		13,429

Total	(Won)	44,184	(Won)	33,523	(Won)	50,383

In 2003, 2004 and 2005, the sales of our memory test handlers accounted for 73.1%, 41.9% and 47.1% of total semiconductor equipment revenues, respectively.

Until 1998, we had focused our sales and marketing efforts for test handlers in the domestic market, with the vast majority of our sales being made to Samsung Electronics Co., Ltd. and Hynix Semiconductor Inc. However, as a result of the significant slowdown in the semiconductor and related industries in 1998, we have started to diversify customers and extending our sales activities to the global market. In order to mitigate the decline in domestic sales and to reduce our dependence on major Korean semiconductor manufacturers, we strengthened our marketing efforts in the markets outside Korea compared to 2004, in particular, in the United States and Europe. Our sales of test handlers increased approximately 50.3%, or Won 16,860 million, to Won 50.4 billion (US$49.9 million) in 2005 from Won 33.5 billion in 2004. Our domestic sales and export sales represented 47.9% and 52.1%, respectively, of our total sales of the test handlers in 2005. Currently, we offer a wide range of products from Memory, Logic, Module and Burn-in Load/Unloader system in the semiconductor industry.

In the domestic market, we currently promote and market our handlers through a direct sales channel based at the headquarters in Cheon An. In overseas market, through both overseas sales channels and direct care/marketing by our worldwide sales team based at the headquarters for some very important strategic accounts. In order to enhance our sales and marketing efforts in the global market, we have increased the number of our overseas sales agents that provide local customer support and feedback to us with respect to customer satisfaction and complaints as well as providing us with general market trends. In addition, we currently market our handlers through overseas sales and customer support agencies in Taiwan, Singapore, Germany, Italy, Malaysia, Brazil, Philippines, Japan and the United States. We also participate in trade shows, which provides us with a forum for product demonstrations and gives us access to potential new and existing customers. Beginning in November of 2004, we established our own branch offices in China and started to sell our products directly and provided direct customer support to penetrate the Chinese market. We have also dispatched skilled customer service representatives to Taiwan to provide continuous service support to Taiwan customers.

Comparison of ATE Sales by Region

Region	FY 2003	FY 2004	FY 2005
America	33.7%	22.1%	30.1%
Europe	6.4%	13.6%	7.8%
Asia	7.8%	12.9%	14.2%
Domestic	52.1%	51.4%	47.9%

Total	100.0%	100.0%	100.0%

Customers. Our principal handler customers are Hynix Semiconductor Inc. and SanDisk Corporation. Hynix Semiconductor Inc. was our largest customer in 2005 accounting for 38.9% of handler sales and SanDisk Corporation was our second largest customer in 2005 accounting for 28.4 % of handler sales. In 2005, our export sales accounted for 52.1% of our total handler sales, comprised of regional export sales for North

America, Europe and Asia of 30.1%, 7.8% and 14.2%, respectively. The decrease in our exports to Europe in 2005 is attributable to the transfer of production facilities from Europe to China by Infineon Technologies AG and EEMS Italia SPA. In 2005, our major foreign customers, SanDisk and Infineon Technologies AG, accounted for 13.4% and 9.2% of test handler sales, respectively. In 2004, these customers accounted for 20.6% and 18.0% of test handler sales, respectively.

Competition. The mechatronics market is characterized by intense competition, rapid technological and product changes, changing market requirements and significant expenditures for product and market development. In the handler market in particular, the principal competitive factors are throughput, accuracy, reliability and price.

We compete in the test handler market on the basis of (i) market recognition and brand values in the handler market, (ii) R&D capability to develop and release new products to meet the customized requirements of the customers, and (iii) registered domestic and overseas patents which act as barriers to entry to prevent new players from entering our markets.

In the memory test handler market, we believe our primary competitors are Advantest Corporation in Japan, Hitachi, Ltd. in Japan and Techwing in Korea. In the logic pick-and-place test handler market, we believe our primary competitors are Seiko-Epson in Japan, Delta Design in US and Synax in Japan.

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

SMT Placement Systems

General. In March 1999, we began manufacturing surface mount technology (SMT) component placement systems. SMT component placement systems are robotic machines used for the high precision, high-speed placing of a broad range of electronic components, such as resistors, capacitors and integrated circuits (ICs), onto printed circuits boards (PCBs) used in computers, telecommunications equipment, consumer electronic products, industrial equipment, medical instruments, automotive systems, military systems and aerospace systems.

Based upon the definitions developed by the Japanese Robotics Association (JARA) PROTEC Market Data Reporting Convention, SMT component placement equipment can be divided into categories in relation to the types of components and the equipment is capable of placing onto PCBs and the size of the PCB that can be processed. Chip shooters are used for the placement of small components, such as resistors and capacitors, onto PCBs. Chip mounters are further classified into three categories based on the speed at which they can place component: (i) high-speed (more than 60,000 components per hour); (ii) mid-high-speed (more than 45,000 to less than 60,000 components per hour); (iii) mid-low-speed (more than 24,000 to less than 45,000 components per hour) and (iv) low-speed (less than 24,000 component per hour.) The second category of SMT component placement equipment is multi-functional placement systems. These systems can place a full range of components, including ICs onto PCBs. Multi-functional component placement systems are classified based on the list price range of the system: (i) high-end list price, which are generally systems with list prices exceeding US$200,000 and (ii) low-end list price, which are generally systems with list prices less than or equal US$200,000.

We have reduced and reclassified the number of SMT component placement system models from 12 to 7 in 2005 compared to 2003, in order to concentrate our marketing efforts on those models which in order to concentrate our marketing on those models which we deem to be popular in the marketplace and to improve our quality of service by focusing our after-sale customer service efforts on fewer models.

The following table shows the classification of Mirae’s current SMT component placement systems:

Current Mirae SMT Component Placement System Models

Products	Sub-Class	Performance Specification(ICP-9850 Standard)		Year Introduced
Chip Mounters

Mx310T	Chip Mounter Mid-Low Speed (Large and Regular Board)	Chips:	36,000 chips/hour	2005
Mx310S	Chip Mounter Mid-Low Speed (Large and Regular Board)	Chips:	28,000 chips/hour	2005
Mx110	Chip Mounter Low-Speed (Regular Board)	Chips:	4,000 chips/hour	2005

Multi-Functional

Mx310QP	Low-Mid Price (Large and Regular Board)	Chips: ICs:	12,000 chips/hour 6,545 ICs/hour	2005
Mx110P	Low-Low Price (Regular Board)	Chips: ICs:	11,000 chips/hour 2,500 ICs/hour	2005
Mx240	Low-Mid Price (Regular Board)	Chips: ICs:	9,000 chips/hour 5,600 ICs/hour	2003
Mx110TP	Low-Low Price (Regular Board)	Chips: ICs:	7,500 chips/hour 4,500 ICs/hour	2005

The table below shows the percentage of SMT component placement systems sold worldwide in 2005 that each major type of system represents and the number of machine models that we offer in each category.

Coverage of Our Models with Respect to Percent of Total Sales by Machine Category

Major Category	Machine Type	Percentage of Total Sales of 2005(1)		Number of Mirae Models Offered
Chip Mounter	Mid-Low Speed Low-Low Speed	33.1 26.7	% %	51 80
Multi-Functional	Low-Mid Price Low-Low Price	20.0 20.2	% %	21 57

Total		100%		209

Source: PROTEC Market Data Convention.

(1)	Represents total sales worldwide of our products in 2005.

All of our SMT placement systems use linear motors to drive the X-Y gantries containing the heads that are used to pick-and-place the electronic components. We believe that the use of linear motors allows higher speed and reliability, as well as lower maintenance than the belt or screw driven systems used by most of our competitors. Additionally, all of our SMT placement systems use linear scales to position the gantries. The use of linear motors and linear scales allows our placement systems to achieve speeds (or tact times) of up to 0.09 seconds per chip and accuracy of 0.065mm for chip type devices and 0.025 mm for fine-pitch IC type devices. The use of X-Y gantries versus table turret-type drive allows our placement systems to achieve a smaller system size (footprint) while maintaining similar performance, which is an important factor for many customers. Our Mx310S and Mx310T systems contain two X-Y gantries while the remaining systems contain a single X-Y gantry.

The type of component placement head located on the X-Y gantry determines the type of component capable of being placed by the system. Our chip mounters use multiple spindle modular heads containing four, six or eight chip type spindles, while our multi-functional placement systems have one or more precision heads that are used to place fine pitch ICs.

Each of our SMT placement systems also includes a Mirae-designed and manufactured vision system that permits inspection of components at high speeds. All of our placement systems also use a common Microsoft Windows 2000 and XP based graphical user interface that allows customers to mix multiple types of placement systems in the same facility without having to retrain operators.

Mx240, which is the most advanced placement system among our SMD placement systems, has been equipped with a “Closed- Loop Force Control System”, which monitors and controls placement pressure of mounted parts to improve placement accuracy and prevent parts damage.

Many of the technologies used in our component placement systems have been adopted from the technologies that we developed from our core competencies and in the manufacturing of our semiconductor test handler products. We believe these technologies will enable us to produce and sell SMT placement systems that are among the most advanced in the industry.

We also design and manufacture a full line of accessories to support component feeding on our placement systems. These accessories include “intelligent” tape feeders that can reduce the mis-picking (loss) of parts and enhance placement reliability and automated tray feeders for IC components. In addition, we have commercially introduced so called “unlimited Vinyl ejecting device” in tape feeder so that our customers may derive greater convenience and productivity when working.

Market Description. The market for SMT placement equipment is influenced by many factors and is presently undergoing many changes.

SMT placement systems are largely used by two types of electronics manufacturers, original equipment manufacturers (OEMs) who use the equipment to assemble PCBs for use in their own systems, and electronics manufacturing services (EMSs) who use the equipment to assemble PCBs for customers on a contract basis. During the past few years, there has been a major shift from in-house assembly of PCBs to the use of contract manufacturers to perform PCB assembly. When we entered the market in 1999, EMS-produced PCBs accounted for about 10% of the total electronics market according to data published by PROTEC Market Data Convention. Since then, the growth rate of the revenues of EMSs has been roughly 30% in 2000 but the deterioration of the economic conditions in 2001 and 2002 in the United States and in most economically developed countries negatively impacted the EMS Market. However, with the industry upturns in 2004, EMS-produced PCBs experienced 19.9% growth in 2005 compared to 2004 and 50.7% growth in 2004 compared to 2003. According to the Worldwide Electronics Manufacturing Services Markets, Second Edition, the EMS-produced PCBs is expected to increase approximately 15.4% in 2006 compared to 2005.

The major factors driving this growth are that EMSs offer lower production costs through a number of advantages, including lower labor costs, superior competency, utilization improvement, economies of scale and business risk mitigation. The placement equipment purchasing criteria used by OEMs and EMSs often differs, with OEMs selecting the lowest cost component technology and equipment capable of assembling their PCB board, whereas EMSs are interested in equipment that has the widest flexibility and minimizes costs. These factors contributed to the increase in popularity of non-turret type chip shooters, such as our products, with their reduced floor space and set up time requirements, over turret-type, as well as the rapid growth in multi-functional placement systems, both in the high-end (large EMSs) and low-end (small EMSs and OEMs). Both OEMs and EMSs place a great deal of importance on equipment reliability and local customer service support.

Unlike semiconductor test handlers, which are primarily purchased by major semiconductor manufacturers who make up a market of a relatively small number of potential customers, SMT placement systems are bought by both large and small electronic manufacturers in a market of thousands of potential customers. Large and small electronic manufacturers differ widely in the manner in which they buy component placement systems. Large manufacturers have enormous buying power. A recent study on the EMS market segment concluded that although there are thousands of EMSs worldwide, the top 50 EMSs such as Foxconn, Flextronics and Solectron account for approximately 50% of the total worldwide EMS revenues. Although they produce products from regional facilities located throughout the world, these large electronics manufacturers use centralized purchasing functions usually located at the headquarters to qualify vendors and negotiate supply contracts. These large manufacturers desire to work directly with a dedicated sales team from the placement system manufacturer and require on-site service support for each manufacturing facility. Small manufacturers tend to buy placement systems once they have secured new business that requires additional capacity or capabilities not present in their existing systems. In order to service the thousands of small manufacturers around the world, we rely on a network of distributors and sales representatives. We are currently expanding our geographic distribution network to increase our sales and service coverage.

There has been a geographical shift in sales of new SMT component placement systems. When we entered the market in 1999, the Americas and Europe accounted for 45.8% of new machine placements in the world. In 2004, these two regions accounted for only 19.4% of new machine placements worldwide. Asia not including Japan accounted for 32.5% and 68.2% of new machine placements in 1999 and 2004, respectively. In 2004, new machine placements in China alone exceeded machine placements in the Americas, Europe and Japan combined. This change has been gradually accelerating since 2002 and indicates the trend of relocation of PCB assembly, especially for low margin consumer products, PCs and cellular phones, to Asia due to lower labor costs. A significant number of these procurements are made by large OEMs and EMSs whose purchasing contracts are made in the Americas and Europe. The demand for new SMT component placement systems has been affected by the general electronics industry such as mobile phone, computer and other electronic products. In 2005, the worldwide market share of SMT placement system is similar to that of 2004. In 2005, the Chinese market share which is categorized by shipped units of SMT placement system increased by 21% compared to 2004, while the European market share of SMT placement system increased by 13.7% as compared to the same period according to industry data provided by PROTEC Market Data Convention. The Worldwide Electronics Manufacturing Services Market, Second Edition forecasts that the worldwide OEM Market for PCB assembly will increase 10.4% in 2006 as compared to 2005.

Comparison of New SMT Placement System Sales by Region

	Percentage of Total Worldwide Sales
Region	2003	2004	2005
Americas	6.1%	9.0%	9.0%
Europe	9.5%	10.4%	9.9%
Japan	14.1%	12.4%	12.6%
Rest of Asia (excluding China)	26.2%	23.4%	23.3%
China	44.1%	44.8%	45.2%

Total	100.0%	100.0%	100.0%

Source: PROTEC Market Data Convention.

Competition. In the high-end of the market segment, our major competitors are Fuji Machine Manufacturing, Matsushita Electric Industrial Co., Ltd. and Siemens AG. In the low-end, our major competitors are Yamaha Motor Co. Ltd., Juki Corporation and Samsung Techwin Co., Ltd. Although most of our competitors have been established in this market for over 20 years, we believe that our core competencies in mechatronics give us certain advantages over other manufacturers, primarily as a result of our experience and expertise in producing advanced control hardware, machine vision and linear motor design technologies, and advanced real-time control software-based robots utilized in our semiconductor test handlers. We believe our SMD placement systems are some of the most advanced in the market in terms of performance and accuracy, and are price-competitive. In addition, we believe that our system hardware and software design allow customers to have short changeover times from one PCB board to another, provide a high degree of flexibility in terms of line configuration and types of systems available and are easy to operate.

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

In China, we have sales offices located in Shen Zhen and Shanghai. We also use Banner Ever International Group and Kince Worldwide Co. as our sales representatives in this region. Furthermore, Momentum Material & Machines, Inc., Bergen System Pvt, Ltd. and Gateway Technologies Co., Ltd. provide sales support in various countries in Asia. Our Asian sales agents act as non-stocking distributors. Most of our agency agreements provide that an agent may only sell SMT placement systems manufactured by us.

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

On March 31, 2004, we renewed our distribution agreement with Tyco Electronics. This renewal allows Tyco to sell our systems in Belgium, Luxembourg, the Netherlands, Greece, Israel and Turkey. We increased the price of some models in light of the improved performance of such models, as well as the prevailing market condition. In the Americas, we continue to sell and service equipment directly to certain customers selected as in-house accounts. We have been launching new distributors so that we can expand our sales coverage and focus our sale and service abilities in the regions Tyco has been serving, for example, Europe and America as well as Russia. In addition, we have entered into new distribution agreements with Peter Jordan (Germany), KVMS (Belgium), Actheon (France), Robotech (Norway), BILGIC (Turkey), H. BENTZ Electronics Ltd (Israel) and Detech (U.K.).

The table below summarizes our SMT component placement system sales for 2005:

2005 SMT Placement System Sales(1)

(Unit: millions of Won)

			2005 Sales
Major Category	Machine Type	Model	Revenues
Chip Mounters	Mid-Low Speed Low Speed	Mx310T/S MPS110	(Won)	6,529 5,282
Multi-Function	Low-Mid Price Low-Low Price	Mx310QP/240 Mx110P/TP		3,947 3,993
Accessories, Spare Parts & Service	—	—		13,707

Total			(Won)	33,458

(1)	Classified by categories designated by PROTEC Machine Category.

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

We currently own shares in the following Information Technology companies:

•	Korea Internet.com Co., Ltd. Korea Internet.com was incorporated in July 2000 under the laws of Korea as a joint venture company between internet.com Corporation, a United States corporation, and us in order to provide real-time news and information concerning the online business. As of December 31, 2005, we owned 87.38% of Korea Internet.com, and is consolidated in our financial statements.

•	Cyber Bank Corporation. Cyber Bank Corporation, incorporated in January 1999 under the laws of Korea, focuses its business in the mobile information devices (Personal Digital Assistants, or PDAs), mobile communications technology, Local Area Network (LAN), operating systems and its applications. As of December 31, 2005, we owned 26.87% of Cyber Bank. In addition, family members of Mr. Moon Soul Chung, our founder and our largest shareholder, owned 37.6% of the issued and outstanding shares of Cyber Bank as of December 31, 2005. In 2003, our accounting method for the investment in Cyber Bank was changed to the equity method of accounting from the cost method due to an additional investment of Won 10 billion. Cyber Bank accounted for Won 20,558 million and Won 16,721 million of operating loss for the year ended December 31, 2005 and 2004. In addition, Cyber Bank accounted for Won 23,684 million and Won 29,015 million of our ordinary loss and net loss, respectively, for the year ended December 31, 2005 and 2004. As of December 31, 2005, total shareholders’ deficiency of Cyber Bank amounted to Won 44,342 million (US$43,903 thousand).

Recent Disposals

In line with our plan to focus on our core businesses, we have recently disposed of our equity interest in the following Information Technology related businesses:

•	SoftForum Co., Ltd. SoftForum provides security solutions for on-line banking, on-line trading and electronic commerce. It was incorporated in April 1999 under the laws of Korea as our 70%-owned subsidiary. In March 2005, the Company disposed of 34% of ownership interest in SoftForum.

•	MR Tech Town Co. MR Tech was incorporated in April 1999 under the laws of Korea, and we acquired a 100% equity interest in MR Tech on July 2, 1999. MR Tech is engaged in providing building administration services. On April 4, 2003, all of the outstanding shares (a total of 20,000 common shares) of MR Tech valued at Won 46 million on such date were sold to our subsidiary, SoftForum, as a part of corporate restructuring. As SoftForum is no longer our subsidiary, MR Tech Town is no longer deemed to be our affiliate.

•	Alpha Logics Co., Ltd. Alpha Logics, incorporated in December 2002 under the laws of Korea, is engaged in developing and selling security solutions and related equipment. As of December 31, 2005, Alpha Logics was a wholly-owned subsidiary of SoftForum. As SoftForum is no longer our subsidiary, MR Tech Town is no longer deemed to be our affiliate.

•	Mobile Game Co., Ltd. Mobile Game Co., Ltd. was incorporated in December 1999 under the laws of Korea as our 59.98%-owned subsidiary and is currently engaged in designing and developing game programs. In April 2002, the status of Mobile Game changed to a subsidiary accounted for using the equity method from a consolidated subsidiary due to the decrease in our ownership from 59.98% to 29.99%. In 2003, we disposed all of our equity interest in Mobile Game to our affiliate, Cyber Bank, for Won 252 million. On April 19, 2004, Cyber Bank disposed of all of its equity interest in Mobile Game to Mforma Group in the United States.

•	Mirae America, Inc. Mirae America, incorporated in February 2001 under the laws of California, sold products manufactured by us and provided after-sales services for our products in the United States. Mirae America filed for voluntary liquidation and obtained a court order approving the voluntary liquidation on June 22, 2005. Mirae America has not conducted any business since such date.

Other Investments

Our other investments including Information Technology related companies are as follows:

•	Mirae Online, Co., Ltd. Mirae Online, incorporated in March 2000 under the laws of Korea, is a two-way satellite based data broadcasting service provider and launched its Internet broadband service in June 2000 and data broadcasting service in November 2000. Mirae Online has entered into several contracts with cable TV program providers for the delivery of their programming through Mirae Online’s satellite services. In July 2005, through the equity investment in Mirae Online Co., Ltd, our ownership percentage increased from 67.47% to 70.85%. As of December 31, 2005, we owned 70.85% of Mirae Online.

•	AIO Corporation. AIO Corporation, incorporated in California in 1990, designs, manufactures and markets silicon wafer cleaning systems, track systems and ancillary equipment. As of December 31, 2005, we owned 21.63% of AIO Corporation.

•	GLD Co., Ltd. GLD Co., Ltd, incorporated in October 1999 under the laws of Korea, engages in development and sale of liquid crystal display related products such as Glass Forming Machine. As of December 31, 2005, we owned 80% of GLD.

•	Mobile Internet Corporation. Mobile Internet Corporation, incorporated in June 2000 under the laws of Korea, is engaged in marketing PDA and telecommunication related business such as providing mobile solution. As of December 31, 2005, Mobile Internet Corporation was 99.99% owned by our affiliate, Cyber Bank Corporation.

•	Itelsys Corporation. Itelsys Corporation, incorporated in February 2002 under the laws of Korea, specializes in telematics technology and manufacturing capacity of CNS which is car navigation system devices. As of December 31, 2005, Itelsys Corporation was 99.99% owned by our affiliate, Cyber Bank Corporation.

Raw Materials

We accumulate raw material inventory required for the production of SMD placement systems in order to meet our projected customer demand on a timely basis. Our principal raw materials include:

•	for handlers: board, motor, manipulator; and

•	for SMD placement systems: board, motor, feeder assembly.

With respect to our handlers and SMD placement systems, we typically use between 22,000 and 24,000 component parts. The majority of these component parts is fabricated by our suppliers (or their manufacturers) based on our design specifications and instructions. The remaining component parts are commodity goods that are available from a wide variety of suppliers. We currently have supplier that account for more than 10% of our raw material costs. UNI Corporation provided us mainly change kit, a part of raw material for handler, accounted for 10.58% as of December 31, 2005.

The raw materials costs for our handlers and SMD placement systems and testers were 62.07%, 82.6% and 84.6% of manufacturing costs in 2003, 2004 and 2005, respectively. In 1999 and 2000, approximately 60% and 65%, respectively, of the raw materials costs for these products were imported. However, the imported raw material costs represented only 2.2%, 0.78% and 1.56% of the total raw materials costs for our products in 2003, 2004 and 2005, respectively, primarily due to our efforts to replace imported raw materials with domestic raw materials. In the future, we expect to continue purchasing many of our raw materials domestically to lower our overall costs.

As we receive payment in foreign currencies (primarily U.S. dollars and Japanese yen) for many of our export products, we have been able to maintain foreign currency balances with which to purchase imported raw materials. Accordingly, we have not been adversely affected by exchange rate fluctuations on the cost of such raw materials.

Manufacturing and Assembly

We outsource many of our basic assembly line functions to reduce total fixed costs, particularly labor. Internally, each of our engineering team is responsible for sharing technology and applying many of the same core competencies across product lines.

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

In connection with production management, we prepare a detailed manual outlining the assembly and parts inspection process. By developing a detailed standardized document, we can assure consistency in manufactured products and easily train new employees. We then establish criteria for parts inspection and final testing. We frequently update the criteria to reflect customer input, as well as feedback collected throughout the manufacturing process, and we believe that having detailed pre-set criteria makes inspection and testing more efficient. Finally, we have instituted and maintain a rigorous final testing procedure. We believe our commitment to quality control, for which we have received ISO 9001 certification in 1995 for the first time and renewed it in May 2005. Furthermore, we received ISO 14001 certification in 2006 to ensure compliance with environmental preservation requirement.

Intellectual Property

Intellectual property rights that apply to our various products include patents, copyrights, trade secrets and trademarks. We attained more than 1,171 patents or pending patent applications corresponding to various aspects of our handlers, SMD placement systems and linear motors, most of which have been registered in several countries around the world. As of December 31, 2005, we have filed 828 patent applications around the world, and have obtained 503 patent applications. Management believes that our intellectual property represents valuable property and intends to protect our investment in technology by enforcing all of our intellectual property rights.

We expect to file additional patent applications as we deem appropriate to protect our technology and products. As of May 1, 2006, we held 471 domestic patents with expiration dates between May 2007 and March 2026,, as well as 86 patents in the United States, with expiration dates in March 2025, 48 patents in Japan, with expiration dates between February 2016 and May 2026, and 50 patents in Taiwan, with expiration dates in June 2025. We have 90 domestic patents pending and 278 overseas patents pending in the United States, Japan, Germany, Taiwan, China, Italy, Singapore and Malaysia. In Korea, we also hold 72 registered utility models,53 registrations of designs and 20 registered trademarks. Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products and their design and manufacturing processes. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our inventions and manufacturing processes. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries. Competitors may also develop technologies that are protected by patents and other intellectual property rights and therefore such technologies may be unavailable to us or available to us subject to adverse terms and conditions. Furthermore, litigation, which could demand financial and management resources, may be necessary to enforce our patents or other intellectual property rights.

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

In February 2004, we applied for provisional injunction against Techwing in Suwon District Court for infringement of four of our patent rights with respect to memory test handlers. On November 30, 2004, the Suwon District Court rendered a judgment in our favor, prohibiting Techwing from taking any action with respect to lawsuit-related test handler, including manufacture, sale, use, assignment, lease or any advertisement, display for assignment or lease. In addition, we applied for litigation against Techwing in Suwon District Court for compensation of damage in December 2004 and received Court decision on Techwing’s infringement of patent rights from Korea Industrial Property Tribunal in December 2005. Now, litigation for compensation of damages concerning memory test handlers is proceeding in Suwon District Court. In October 2005, JT Corporation, a Korean burn-in sorter manufacturer, took legal proceedings against us for infringement of their patent rights and we received Court decision that we did not infringe on JT Corporation’s patent rights due to the difference between Mirae Corporation and JT Corporation in May 2006.

For further details concerning these proceedings, see Item 8 “Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

Industry Background

The Semiconductor Industry

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

The semiconductor market improved significantly during the 2004, with growth of 28% over 2003, according to industry date provided by WSTS (Worlds Semiconductor Trade Statistics). In 2005, the semiconductor market grew 6.8% over 2004 and predicts continued growth for 2006 of 10.1% over 2005. In 2005, Sales of semiconductor equipment reached US$32.9 billion or decreased approximately 11% compare to 2004 according to industry data provided by WWSEMS (Worldwide Semiconductor Equipment Market Statistics). However, sales of semiconductor equipment in Korea increased by 26% in 2005, while other regions experienced somewhat lower growth: Europe 5.3%, Japan 1.1% and North America 1.9%. Other region of Asia such as China and Taiwan deteriorated significantly during the 2005, with recession of 50.5% and 26.3%, respectively, over 2004.

C. Organizational Structure

For a list of our significant subsidiaries, see Item 10 “Additional Information—Subsidiary Information.”

D. Property, Plant and Equipment

We currently operate three main business facilities in Korea. The table below sets forth certain information with respect to our current manufacturing and business facilities.

Facility	Location	Size of Land (Unit: m²)	Gross Floor Size (Unit: m²)
Headquarters	Cheon An	19,960.00	10,922.49
2nd Production Factory	Cheon An	17,572.00	16,857.42
3rd Production Factory	Cheon An	18,990.70	4,781.35

Headquarters

Our headquarters for corporate administration is located in Cheon An, Korea. These premises, which we own, consist of 19,960.00 m² of land and 10,922.49 m² of office building. Our business administration division is located at our headquarters.

2nd Production Factory

Our production division for semiconductor test handlers and SMD placement systems is located at our 2nd factory in Cheon An, which consists of 17,572 m² of land and 16,587.42 m² of production factory and office building.

3rd Production Factory

Our 3rd production factory was constructed in September 2003, for Won 2,149 million for our display-related business, in Cheon An, which consists of 18,990.70 m² of land and 4,781.35 m² of office space. Our capital expenditure in 2004 was Won 7,519 million for purchases of machinery and other items. Our capital expenditure in 2005 was Won 2,811 million (US$2,783 thousand) for purchases of machinery and other items.

Mirae Research and Development Center

In November 2001, we completed the construction of the building housing the Mirae Research and Development Center, which consists of 38,413.00 m² of land and 5,596.92 m² of office space, in Hwasung, Korea. Our R&D personnel and sales force were located in this building. We made capital expenditures of approximately Won 15 billion in connection with this research center. In January 2005, we sold the land and building housing the Mirae Research and Development Center as a part of our corporate restructuring efforts, and moved all of our research and development personnel to Cheon An.

Bundang Office Building

Previously, we conducted research and development for mechatronics related technology and products at our 7,873.17 m² facility in Bundang, Korea. This office space had been leased to commercial tenants since our relocation of research and development activities to the Mirae Research and Development Center in Hwasung in November 2001. In January 2005, we sold the Bundang Office Building as a part of our corporate restructuring.

Seoul Branch

As of December 31, 2005, we had leased office space in a building owned by SoftForum located in Dokok-Dong, Seoul. The lease, which had an initial lease term of two years from April 13, 2003 through April 13, 2005, was renewed in April 2005 for a two-year term. We vacated the office space in April 2006 and relocated to another building in Gangnam-Gu, Seoul under a lease with an initial term of two years and a monthly rental amount of Won 3 million (US$3 thousand). We paid a security deposit in the amount of Won 50 million (US$50 thousand) for such lease.

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

Overview

We design and manufacture mechatronics machines, including the high-precision robotic parts and software that controls these robotic parts, primarily for sale to the semiconductor manufacturing and PCB assembly industries. Our main products consist of semiconductor test handlers, including memory, logic and burn-in loader/sorters and SMD placements systems. Our primary customer base includes Hynix Semiconductor Inc. Sungil Telecom Co., Ltd., DK UIL Co., Ltd. and WeTech Co., Ltd. in Korea and SanDisk Corporation and Infineon Technologies AG outside of Korea. In addition, although we have historically provided Information Technology related services in Korea through our subsidiaries and joint ventures and other strategic alliances as a result of our strategic decision to pursue businesses within our scope of core competencies, we have significantly reduced our investments and activities in such businesses. See Item 4 “Information on the Company—History and Development of the Company—Corporate Restructuring.” In 2005, we commenced sales of mobile information devices, which we purchase from Cyber Bank Corporation, our affiliate, and sell to third parties in and outside of Korea.

The portion of total sales derived from export sales further increased to 38% in 2005. We derive substantially all of our revenues from our two main products, our semiconductor test handling machines and our SMD placement systems. Revenues from our semiconductor test handling machines accounted for 46.5%, 50.1% and 47.4% of our revenues for the years ended 2003, 2004 and 2005 while our revenues for our SMD placement systems accounted for 20.2%, 36.3% and 31.5% of our revenues for the years ended 2003, 2004 and 2005. For our test handling machines, 52.1% of our total revenues were attributable to sales outside of Korea in 2005. For our SMD placement systems, 28.1% of our total revenues were attributable to sales outside of Korea in 2005. Historically, our sales had been concentrated with a small number of Korean customers that are semiconductor manufacturers as well as major conglomerates in Korea. In 1999, we began to market our products internationally in pursuit of customer diversification and profit maximization, and our global sales have gradually increased over the years. However, in 2001, our export sales decreased significantly, in large part due to the worldwide decline in the semiconductor industry and the bankruptcy of Quad Systems Corporation, formerly one of our major customers for SMD placement systems, which filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code on September 29, 2000. In 2001, the portion of total sales derived from export sales decreased to 18% from 41% in 2000. In 2002, 2003 and 2004, however, export sales were almost double the 2001 figure, or 32%, 31% and 36%, respectively, of our total sales revenue, due to sales increases in the United States and Asia.

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

The cyclical variations in the supply and demand of DRAM chips and the fluctuations in the electronic manufacturing industry have affected and will continue to affect our sales and results of operations. Our principal means of responding to this situation have been and will be as follows:

•	we adopted a concerted marketing and export strategy focused beyond our traditional Korean customer base;

•	we expanded our mechatronics product lines to include Display Materials;

•	we will, on an ongoing basis, concentrate our research and development on several projects that would enhance our product development; and

•	we have sold buildings, available-for-sale securities and transferred employees to Cheon An to focus on our core businesses and to increase efficiency of organization and reduce expenses.

Future operating profits will depend on many factors, some of which are beyond our control, including:

•	the business fluctuation of the semiconductor and electronic manufacturing industry;

•	our ability to successfully expand outside of Korea;

•	receipt, timing and shipment of customer orders;

•	the introduction and industry acceptance of our new semiconductor test handlers and Display Materials;

•	the development and acceptance of more advanced SMD placement systems;

•	our ability to continue to apply our core competencies to introduce new and innovative products and upgrade our existing products; and

•	the success of our competitors.

Results of operations for the periods discussed herein should not be considered indicative of the results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of our common stock and the ADSs.

A. Operating Results

The following table sets forth certain information regarding our financial performance for each of the years ended December 31, 2003, 2004 and 2005:

	2003		2004		2005
	(in millions of Won)	(% of total sales)	(in millions of Won)	(% of total sales)	(in millions of Won)	(% of total sales)
Sales	95,053	100%	66,881	100%	106,305	100%
Semiconductor test handlers	44,184	46.5	33,523	50.1	50,383	47.4
SMD placement systems	19,201	20.2	24,299	36.3	33,458	31.5
Security solutions(1)	17,189	18.1	—	—	—	—
PDA(2)	—	—	—	—	13,563	12.8
Other	14,479	15.2	9,059	13.6	8,901	8.3
Cost of sales	72,703	76.5	51,645	77.2	84,958	79.9
Gross profit	22,350	23.5	15,236	22.8	21,347	20.1
Selling, general and administrative expenses	27,973	29.4	22,657	33.9	21,475	20.2
Operating income (loss)	(5,623)	(5.9)	(7,421)	(11.1)	(128)	(0.1)
Other income	36,810	38.7	5,224	7.8	27,813	26.2
Other expense	30,271	31.8	29,722	44.4	26,569	25.0
Income (loss) before income taxes and minority interest	916	1	(31,919)	(47.7)	1,116	1.0
Income tax expense (benefit)	18	0.0	—	—	—	—
Net income (loss) before minority interest	898	0.9	(31,919)	(47.7)	1,116	1.0
Minority interest in net loss (gain) of consolidated subsidiaries	1,626	1.7	265	0.4	1,284	1.2
Net income (loss)	2,524	2.7	(31,654)	(47.3)	2,400	2.3

(1)	On March 24, 2005, we sold 2,726,800 shares of common stock in SoftForum to a third party and own 7.51% of the issued and outstanding shares of such company as of December 31, 2005. As a result of a capital reduction by SoftForum in December 2005 and new share issuances by the company in March 2006, which we did not participate in, we currently own 3.9% of the issued and outstanding shares of SoftForum. We do not expect to recognize any significant revenues from our investment in SoftForum.
(2)	We began selling mobile information devices purchased from our affiliate Cyber Bank beginning in April 2005.

Factors Affecting Operating Results

Our operating results have experienced, and may continue to experience, severe fluctuation and downward pressure as a result of a number of factors, some of which are interrelated, associated with the markets in which we operate, including the following:

•	Virtually all of our handler products are subject to life cycles, which generally range from 18 to 24 months, after which prices which can charge for these products generally decrease as newer models with improved performance are introduced. If new products are not introduced on a regular basis to replace older models, our overall gross margins will experience downward pressure as the gross margins on the older models decline.

•	As a result of our diversification efforts into SMD placement systems and our successful launch of new models of SMD placement systems in the domestic market since the second half of 1999, our earnings have been less vulnerable to the cyclical nature of the semiconductor industry than it had been prior to such time. Our revenues from the sale of SMD placement systems accounted for 20.2%, 36.3% and 31.5% of our total revenues in 2003, 2004 and 2005, respectively.

•	Our semiconductor test handlers and SMD placement systems come with a one-year product warranty, for both parts and labor. Prior to January 1, 2004, we expensed warranty costs as they were incurred rather than provide for estimated costs at the time of sale, which resulted in the delayed recognition of warranty costs, generally by approximately one year. Beginning in January 1, 2004, however, estimated warranty expenses are accrued at the time of sale based on historical experience and expected future expenses, which we believe more accurately reflects the timing and recognition of costs relating to warranties expenses. Our domestic semiconductor test handler customers have historically focused on front-end manufacturing processes and do not have the facilities or expertise necessary to maintain and repair their back-end equipment. When our customers experience difficulties with one of our handler products, we have provided complimentary after-sale services even if the problem is not expressly covered by the terms of the product warranty. The costs incurred in providing these services are booked as product warranty expenses. We do not intend to provide similar complimentary services, which are not covered by the terms of our product warranties for our SMD placement systems.

•	Our export sales constituted 35.9% and 37.8% of our total sales in 2004 and 2005, respectively. Based on Won-U.S. dollar exchange rate in effect on December 31, 2005, an increase of Won-U.S. dollar exchange rate by 10 Won results in decrease in our sales by Won 396 million (US$392 thousand).

•	We sell substantially all of our products to companies which operate in the semiconductor industry. The semiconductor industry has been and continues to be characterized by sudden, extreme, cyclical variations in product supply and demand.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Sales

Sales revenue for the year ended December 31, 2005 increased by Won 39,424 million, or 58.9%, to Won 106,305 million (US$105,252 thousand), compared to Won 66,881 million for the year ended December 31, 2004. The increase of sales revenue in 2005 was primarily due to the increases in revenue from both of our main products lines, our semiconductor test handlers and our SMD placement systems. Our revenues also increased as result of sales of PDAs beginning in April 2005.

The sales revenue derived from semiconductor test handlers and components increased by Won 16,860 million, or 50.3%, from Won 33,523 million in 2004 to Won 50,383 million (US$49,884 thousand) in 2005. The sales increase in semiconductor test handlers and components was largely due to the recovery in the semiconductor and related industries as well as the sales of our new flash memory test handlers which we introduced in 2003. Sales revenue attributable to sales of flash memory test handlers were Won 23,738 million (US$23,503 thousand) or 47.1% of sales of our semiconductor test handlers and components.

Sales revenue derived from SMD placement systems increased by Won 9,159 million, or 37.7%, from Won 24,299 million in 2004 to Won 33,458 million (US$33,127 thousand) in 2005. This increase was primarily attributable to the implementation of our business unit system which promoted accountability of each business unit.

We recognized revenues of Won 13,563 million (US$13,429 thousand) from sales related to mobile information devices for the year ended December 31, 2005 compared to nil for the year ended December 31, 2004, which was a result of our sales of mobile information devices purchased from Cyber Bank.

The proportion of export sales revenue compared to total sales revenue increased to 37.8% for the year ended December 31, 2005, from 35.9% for the year ended December 31, 2004. The proportion of export sales revenue for semiconductor test handlers and components compared to total export sales revenue was 65.9% and 65.4% in 2004 and 2005, respectively. The proportion of export sales revenue for SMT placement systems compared to total export sales revenue was 32.0% and 23.4% in 2004 and 2005, respectively.

Cost of Sales

The principal components of cost of sales are raw material costs, labor costs, depreciation expense, research and development costs and outsourced manufacturing expenses. Cost of sales increased by Won 33,313 million, or 64.5%, to Won 84,958 million (US$84,117 thousand) for the year ended December 31, 2005 from Won 51,645 million for the year ended December 31, 2004. This increase was primarily due to increase of semiconductor test handlers and components sales.

The ratio of cost of sales to total sales revenue in 2005 was 79.9% compared to 77.2% in 2004. The ratio of cost of sales to sales revenue increased slightly due to discounts in sales price which we have granted in order to maintain or gain new market share amid a very competitive environment.

Gross Profit

Gross profit increased by Won 6,111 million, or 40.1%, to Won 21,347 million (US$21,135 thousand) for the year ended December 31, 2005 from Won 15,236 million for the year ended December 31, 2004 primarily due to increase in our sales revenues from our main product lines primarily attributable to the recovery in related industries.

Gross profit to sales ratio decreased to 20.1% in 2005 from 22.8% in 2004, primarily due to discounts in sales price which we have granted in order to maintain or gain new market share amid a very competitive environment.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by Won 1,182 million, or 5.2%, to Won 21,475 million (US$21,263 thousand) in 2005 from Won 22,657 million in 2004 as a result of the following reasons:

•	A decrease in bad debts to Won 704 million (US$697 thousand) in December 31, 2005, which represented a decrease of Won 1,080 million, or 60.5%, compared to bad debts expense of Won 1,784 million for the year ended December 31, 2004. This decrease was primarily due to our effort to control credit quality of our customers through our credit control process.

•	A decrease in research and development costs of Won 664 million, or 75.43%, from Won 880 million in 2004 to Won 216 million (US$213 thousand) in 2005 primarily due to the results of the reorganization of research and development organization to reduce expenses and increase efficiency.

•	A decrease in product warranty expenses by Won 403 million, or 21.1%, from Won 1,912 million in 2004 to Won 1,509 million (US$1,494 thousand) in 2005 was primarily due to improvement in product quality control.

The decrease in selling, general and administrative expenses was offset in part by:

•	An increase by Won 390 million, or 5.5%, in salaries, from Won 7,137 million in 2004 to Won 7,527 million (US$7,452 thousand) in 2005. Such salaries expenses increased was primarily due to the increase of the number of our employees.

•	An increase by Won 250 million, or 7.4%, in commission expense, from Won 3,356 million in 2004 to Won 3,606 million (US$3,570 thousand) in 2005. Commission expense includes sales and customer service commissions. Such expenses increased as a result of the sales revenues increases.

Operating Loss

Operating loss for the year ended December 31, 2005 was Won 128 million (US$128 thousand), which represents an improvement of Won 7,293 million, or 98.3%, from our operating loss of Won 7,421 million for the year ended December 31, 2004. The decrease in operating loss resulted primarily from the increase in total sales revenues and the decrease in selling, general and administrative expenses in 2005, as compared to 2004.

Other Income

Other income consists primarily of interest income, gain on disposal of equity securities accounted for using the equity method, foreign exchange and translation gains, gain on disposal of property, plant and equipment and miscellaneous income. Other income increased by Won 22,589 million, or 432.4%, from Won 5,224 million in 2004 to Won 27,813 million (US$27,538 thousand) in 2005.

Other income increased primarily due to a Won 11,896 million gain on disposal of property, plant and equipment, as a result of the sale of our Bundang building and the sale of certain land located in Giheung.

Other income increased also due to a Won 9,611 million gain on disposal of equity securities accounted for using the equity method, as a result of the sale of 2,726,800 shares of common stock in SoftForum to a third party.

Foreign exchange and translation gains increased by Won 2,128 million from Won 1,300 in 2004 to Won 3,428 million (US$3,394 thousand) in 2005. Such increase in foreign exchange and translation gains resulted primarily from the foreign exchange gains on our outstanding foreign currency denominated borrowings.

Other Expenses

Other expenses for the year ended December 31, 2005 consisted primarily of loss on collateralized assets , provision for other doubtful accounts, loss on disposal of property, plant and equipment, interest expenses and loss from impairment of property, plant and equipment. Other expenses decreased by Won 3,153 million, or 10.6%, to Won 26,569 million (US$26,305 thousand) in 2005 from Won 29,722 million in 2004 primarily due to the following reasons:

•	Additional provisions for collateralized assets in connection with borrowings by Cyber Bank in the amount of Won 8,184 million (US$8,103 thousand).

•	A decrease in foreign exchange and translation losses by Won 1,575 million, or 59.7%, from Won 2,638 million in 2004 to Won 1,063 million (US$1,053 thousand) in 2005 as a result of a smaller appreciation of the value of Won against U.S. dollars and Japanese Yen in 2005 as compared to 2004.

The above decreases were offset in part by in the following increases:

•	A recognition loss on disposal of property, plant and equipment from nil in 2004 to Won 4,724 million (US$4,678 thousand) in 2005, which was incurred when we sold our building located in Giheung.

•	Provision for other doubtful accounts increased by Won 4,464 million, or 405.4%, to Won 5,565 million (US$5,510 thousand) in 2005 from Won 1,101 million in 2004 primarily due to the provision for accounts receivable related to Cyber Bank.

•	Loss from impairment of property, plant and equipment occurred by Won 1,793 million (US$1,775 thousand) in 2005 compared with nil in 2004, primarily due to the impairment of equipment and some of other tangible assets related to Mirae Online.

Income Taxes

A full valuation allowance has been provided for the tax effect of temporary differences, net operating loss carry-forwards and tax credit carry-forwards as of December 31, 2005 as we made a determination that the realization of the deferred tax assets is uncertain. Income tax expense was nil both in 2004 and 2005.

Net Income

Net income for the year ended December 31, 2005 was Won 2,400 million (US$2,376 thousand), compared to the net loss of Won 31,654 million in 2004, principally as a result of the factors discussed above.

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

The proportion of export sales revenue compared to total sales revenue increased to 35.9% for the year ended December 31, 2004, from 31.4% for the year ended December 31, 2003. The proportion of export sales revenue for semiconductor test handlers and components compared to total export sales revenue was 70.9% and 65.9% in 2003 and 2004 respectively. The proportion of export sales revenue for SMT placement systems compared to total export sales revenue was 26.0% and 32.0% in 2003 and 2004, respectively.

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

Adoption of Statements of Korea Accounting Standards (“SKAS”)

On January 1, 2004, the Company and its subsidiaries adopted SKAS No. 10, No. 12 and No. 13. SKAS No. 10, “Inventories” requires a loss from valuation of inventories, which were recorded as other expenses through 2003, to be presented in cost of sales. As a result, consolidated operating loss of the Company and its subsidiaries for the year ended December 31, 2004 increased by Won 1,946 million, whilst the consolidated financial position as of December 31, 2004 and consolidated net loss for the year ended remained the same.

On January 1, 2005, the Company and its subsidiaries adopted SKAS No. 15 through No. 17. In accordance with SKAS No. 16 “Income Taxes”, deferred income tax assets and liabilities are classified into current and non-current assets and liabilities according to the classification of related assets and liabilities in the financial statements. In addition, tax effects of capital adjustment items, such as gain or loss on valuation of available-for-sale securities, are directly adjusted to the related capital adjustment accounts. As a result, the changes above increased total liabilities as of December 31, 2005 by Won 705 million and decreased total shareholders’ equity as of December 31, 2005 by the same amount. Such adoption, however, did not have an effect on consolidated operating loss and net income of the Company and its subsidiaries for the year ended December 31, 2005.

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

Inventories

Inventories are stated at the lower of cost, determined using the weighted average method, or net realizable value. Inventories consist of raw materials, finished goods, merchandise, work-in-process and inventories in transit. During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at the end of the year. Through 2003, when the net realizable value of inventories was less than the carrying amount, the difference between the net realizable value and the carrying amount was charged to other expenses. Effective January 1, 2004, in accordance with the application of SKAS No. 10, “Inventories”, we have recognized such expenses as cost of sales.

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

Research and Development Costs

Development costs which meet certain specific conditions such as product development, technological feasibility, marketability and usefulness are deferred and amortized over 5 years. While all research and ordinary development costs are expensed as incurred. Amortization of deferred development costs is to commence when the related revenue or benefit is first realized. And the amortization of deferred development costs and research and ordinary development expenses are classified as manufacturing, selling or administrative expenses depending on their nature.

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

Derivative Instruments

We record rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that resulted from the change in the fair value of derivative instruments are reported in the current earnings. However, derivative instruments designed as hedging instruments are recorded as a separate component of shareholders’ equity and credited/charged to operations when the hedged transactions affect earnings, and the ineffective portion of the gains or losses is credited/charged immediately to operations. We have no outstanding derivative instruments as of December 31, 2004 and 2005.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences of operating loss carry-forwards, tax credits and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized to the extent that they are expected to be realizable. Deferred tax assets and liabilities are classified as current or non-current based on the classification of the related asset and liabilities for financial reporting. In addition, current tax and deferred tax is charged or credited directly to equity if the tax related to items that are credited or charged directly to equity in the same or different period.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Korean GAAP, which differs in certain significant respects from U.S. GAAP. The significant differences are described below:

Research and Development Costs

•	Under Korean GAAP, research and development costs that meet specific conditions, such as new product development, technological feasibility, marketability and usefulness, are deferred and amortized over a period not to exceed 20 years, while such costs are expensed under U.S. GAAP.

Revenue Recognition

•	Under Korean GAAP, through 2002, sales were recognized at the time products are delivered to customers while under U.S. GAAP, product sales are recognized upon final customer acceptance and passage of legal title. However, effective January 1, 2003, Korean GAAP was revised so that products sales are recognized upon final acceptance and passage of legal title. This accounting change has been applied prospectively.

Impairment of Investment Securities and Recoveries

•	Under U.S. GAAP, if the decline in fair value is judged to be other than temporary, the cost basis of the individual securities is written down to fair value as a new cost basis and the amount of the write-down is included in current operations. Under Korean GAAP, if the collectible value from the securities is less than acquisition costs with objective evidence of impairment such as bankruptcy of investees, an impairment loss is recognized.

•	Under Korean GAAP, the subsequent recoveries of impaired available-for-sale securities, held-to-maturity debt securities and equity securities without readily determinable fair value result in an increase of their carrying amount up to the original acquisition cost, and the recovery gains are reported in current operations up to the previously recognized impairment loss as reversal of loss on impairment of investment securities. Under U.S. GAAP, the subsequent increase in carrying amount of the impaired and written down held-to-maturity debt securities and equity securities without readily determinable fair value is not allowed. The subsequent increase in fair value of available-for-sale securities is reported in other comprehensive income.

Costs for Products Warranties

•	Through 2003, under the previous Korean GAAP, product warranty costs were expensed as incurred. Effective January 1, 2004, estimated warranty costs are accrued at the time of sale based on historical experience and expected future cost in line with U.S. GAAP.

Comprehensive Income

•	Under Korean GAAP, there is no requirement to present comprehensive income. Under U.S. GAAP, comprehensive income and its components must be presented in the financial statements. Comprehensive income includes all changes in shareholders’ equity during a period except those resulting from investments by, or distributions to, owners, including certain items not included in the current results of operations. There were no such changes in our shareholders’ equity in all periods presented.

Loss from Valuation of Inventories

•	Through 2003, under the previous Korean GAAP, loss from valuation of inventories is classified as other expenses while under U.S. GAAP, it is classified as cost of sales; however, effective January 1, 2004, loss from valuation of inventories are classified as cost of sales under Korean GAAP.

Applying the Equity Method of Accounting

•	Under Korean GAAP, the equity method of accounting is applied based on the investee’s non-consolidated financial statements. Under U.S. GAAP, the equity method of accounting is applied based on the investee’s consolidated financial statements.

Dilution of Investment in Subsidiary and Affiliate

•	Under U.S. GAAP, a parent company or investor may elect to reflect the accounting effect of sales of stock by a subsidiary or affiliate which is accounted for by the equity method, in either the income statement or as an equity transaction depending on certain criteria being met. Such election must be applied consistently and on a prospective basis for all subsidiary and/or affiliate stock transactions. The Company elected income statement recognition in accounting for the sales of stock by its subsidiary and affiliate. Under Korean GAAP, a parent company or investor is required to account for sales of stock by a subsidiary or affiliate which is accounted for by the equity method, as an equity transaction included in capital surplus.

Accounting for Employee Stock Option Compensation Plan

•	For Korean and U.S. GAAP purposes, the Company charges to expense the value of stock options granted. Korean GAAP permits all entities to exclude the volatility factor in estimating the value of their stock options granted prior to December 31, 2003, which results in measurement at minimum value. Under U.S. GAAP, public entities are not permitted to exclude the volatility factor in estimating the value of their stock options.

Gain on Disposal of the Investments in Common Stock of Subsidiary

•	Under Korean GAAP, gain on disposal of investments in common stock of a subsidiary incurred from a transaction between the Company and its subsidiary’s employees, which should be included in capital surplus, is measured based on the actual selling price and the carrying value of such investment. Under U.S. GAAP, however, if the actual selling price differs from the fair value of the investment, the difference between the fair value and the actual selling price should be recorded as an employee benefits expense.

Minority Interest in Equity of Consolidated Subsidiaries

•	Under Korean GAAP, minority interest in equity of consolidated subsidiaries is presented to be included in shareholders’ equity. Under U.S. GAAP, minority interest is presented as an item separate from shareholders’ equity.

Financing to Purchase Treasury Shares

•	Under Korean GAAP, loans provided by the Company to employees to finance purchases of the Company’s shares are accounted for as receivables, and related payment guarantees provided by the Company to a lender are accounted for as a contingency. Under U.S. GAAP, such loans are deducted from stockholders’ equity and the related payment guarantees are recorded as a liability with a corresponding deduction from stockholders’ equity.

Consolidated subsidiary

•	Under Korean GAAP, when a parent company is expected to lose control over a consolidated subsidiary within one year from the balance sheet date, the subsidiary is not included in the consolidated financial statements. Under U.S. GAAP, such subsidiary is included in the consolidated financial statements.

•	Under Korean GAAP, an entity whose total assets are less than Won 7 billion as of the prior year-end shall not be consolidated even though an investor of the entity has control over the entity. Under U.S. GAAP, a parent company is required to consolidate all subsidiaries.

•	Under U.S. GAAP, an enterprise needs to consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both, in accordance with FIN 46(R). Under Korean GAAP, however, no such practice has evolved.

Income (loss) per common share

•	Under Korean GAAP, in computing earnings per share (EPS), when common stock is issued at a price less than fair value, the number of shares equivalent to the discount is treated in a manner similar to stock split or stock dividend, whereby such number of shares is retroactively applied as if they existed as of the beginning of the reporting period. Under U.S. GAAP, however, such retroactive treatment is only allowed for nominal issuances of common stock, which are interpreted to accompany very deep discount and to be rare in occurrence.

Classification of Certain Items in Statements of Operations and Cash Flows

•	Under Korean GAAP, donations, gain (loss) on disposal of property, plant and equipment, and certain provisions for other doubtful accounts are classified as other income (expenses) while such items are generally reported as operating items under U.S. GAAP. In addition, payments for research and development and increase or decrease in trading securities are classified as investing activities in statement of cash flows under Korean GAAP whereas such items are reported as operating activities under U.S. GAAP.

New Accounting Pronouncements

•	In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 generally requires retrospective application to prior periods’ financial statements of all voluntary changes in accounting principle and changes required when a new pronouncement does not include specific transition provisions. This Statement applies to the Company beginning January 1, 2006

•	In November 2005, the FASB issued FASB Staff Position (“FSP”) No. FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” revising the recognition and measurement provisions of EITF Issue No. 03-1. This FSP clarified and reaffirmed existing guidance as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Certain disclosures about unrealized losses on available-for-sale debt and equity securities that have not been recognized as other-than-temporary impairments are required under FSP No. FAS 115-1. The FSP is effective for fiscal years beginning after December 15, 2005. As the FSP reaffirms existing guidance, the Company does not expect this FSP to have a significant impact on the Company’s financial position, operating results or cash flows.

•	In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No.123 (revised 2004), “Share-Based Payments” (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services

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

Sales, cost of sales, gross profit (loss), operating expenses, operating loss, net income (loss) and shareholders’ equity under U.S. GAAP as of and for the years ended December 31, 2003, 2004 and 2005 are as follows:

	2003		2004		2005
	(in millions of Korean won)
Sales	(Won)	96,039	(Won)	83,697	(Won)	131,060
Cost of sales		82,172		60,772		100,645
Gross profit		13,867		22,975		30,415
Operating expenses		37,231		42,720		47,718
Operating loss		(23,363)		(19,745)		(17,303)
Net loss		(24,278)		(41,155)		(21,166)

Assets	(Won)	223,876	(Won)	258,102	(Won)	222,948
Liabilities and minority interest		74,967		147,493		128,300
Shareholders’ equity		148,909		110,609		94,648

Taxation

We have benefited from, and may continue to benefit from, certain tax benefits as set forth below:

•	The Korean tax code provides for various special tax credits for expenses related to the development of technology and human resources and capital investments. However, we could not benefit from such tax credits in 2003, 2004 and 2005 because we did not realize taxable income for these years. Such tax credits can be carried forward for a period of four to seven years from the date of accrual. As of December 31, 2005, we had Won 7,328 million in tax credit carry-forwards expiring between 2006 and the end of 2008. We had Won 89,458 million in net operating loss carry-forwards expiring between 2006 and the end of 2010.

•	Korean customs duty laws provide for the imposition of a general duty of 8% on certain equipment imported for use in the sector of the economy in which we operate. As a result, in the domestic market our semiconductor test handlers and SMD placement systems benefit from a competitive price advantage compared to similar products imported into Korea. Korean customs duty laws also provide for the imposition of a special duty of 16% on SMD placement systems. This special duty has been imposed from January 1, 2005 to December 31, 2006.

B. Liquidity and Capital Resources

We have traditionally met our working capital and capital requirements principally from cash provided by operations and financing, We believe that our working capital is sufficient for our present requirements.

Cash and cash equivalents, short-term financial instruments, trading securities and current portion of available-for-sale securities as of December 31, 2003, 2004 and 2005 were Won 57,582 million (25% of total assets), Won 48,795 million (22% of total assets) and Won 55,141 million (25% of total assets), respectively. Short-term financial instruments are comprised of time deposits and financial instruments readily convertible into cash within one year. Trading securities are primarily comprised of Korean debt unit trusts. The decrease for the year ended December 31, 2003 was mainly due to the acquisition of 4 million shares of Cyber Bank at Won 2,500 per share. As a result of the acquisition, our ownership percentage increased to 28.24% from 1.05%. The decrease for the year ended December 31, 2004 was mainly due to the purchase of merchandise in the amount of Won 4,951 million and construction-in-progress of Won 6,496 million. In order to compensate for this decrease in our cash flow, we made a divestiture of our research and development center in Hwasung, Gyeonggi-Do and Bundang building in Seongnam, Gyeonggi-Do for approximately Won 34,888 million in 2005.

Cash Flows from Operating Activities

Net cash provided by (or used in) operating activities in 2003, 2004 and 2005 was Won 519 million, (Won 8,705 million) and (Won 19,616 million), respectively.

Net income (loss) in 2003, 2004 and 2005 was Won 2,524 million, Won (31,654) million and Won 2,400 million (US$2,376 thousand), respectively. Expenses not involving cash payments in 2003, 2004 and 2005 was Won 38,353 million, Won 39,034 million and Won 34,014 million (US$3,368 thousand), respectively. In addition, income not involving cash receipts in 2003, 2004 and 2005 was Won (34,001) million, Won (2,258) million and Won (24,079) million (US$23,841 thousand), respectively. Changes in assets and liabilities related to operating activities in 2003, 2004 and 2005 was Won (6,357) million, Won (13,827) million and Won (31,951) million (US$31,635 thousand), respectively.

Cash Flows from Investing Activities

Net cash provided by (used in) investing activities was (Won 10,175 million), (Won 20,759 million) and Won 13,837 million (US$13,700 thousand) in 2003, 2004 and 2005, respectively. In 2003, we used Won 22,669 million for the acquisition of the office building and land in Dokok-dong, Seoul. We invested in short-term financial instruments in the amount of Won 23,537 million and Won 13,152 million (US$13,022 thousand) in 2004 and 2005, respectively and sold trading securities, net in the amount of Won 21,062 million in 2004. In 2005, we received proceeds from disposal of property, plant and equipment in the amount of Won 34,931 million (US$34,585 thousand) for the sales of building housing and land our research and development center in Hwasung, Gyeonggi-Do and our Bundang building in Seongnam, Gyeonggi-Do. We received proceeds from disposal of equity securities accounted for using the equity method in 2005 in the amount of Won 9,010 million for the disposal of 2,726,800 shares of common stock in SoftForum Co., Ltd. We used in the amount of Won 1,233 million in 2005 due to the acquisition of available-for-sale securities of 467,870 shares of common stock in Mforma Group, Inc.

Our capital expenditures for the years ended December 31, 2003, 2004 and 2005 were Won 22,669 million, Won 9,872 million and Won 5,053 million (US$5,003 thousand), respectively. For the year ended December 31, 2003, we spent Won 17,683 million in connection with the purchase of an office building by SoftForum, one of our subsidiaries, in 2003 for Korean GAAP purposes and Won 2,149 million for the construction of a plant in Cheon An. For the year ended December 31, 2004, we spent Won 9,872 million in connection with construction-in-progress of Won 6,496 million and acquisition of tools, furniture and fixtures in the amount of Won 1,720 million. For the year ended December 31, 2005, we spent Won 5,053 million (US$5,003 thousand) in connection with construction-in-progress and Won 1,982 million (US$1,962 thousand) for the acquisition of machinery, supplies and fixtures in the amount of Won 3,018 million. Some of inventories held for sale previously in our consolidated subsidiary, Mirae Online Co., Ltd., were transferred to machinery, supplies and other items as a capital expenditure in the amount of Won 1,082 million (US$1,071 thousand) through change of purpose on holding.

Cash Flows from Financing Activities

Cash provided by financing activities for the year ended December 31, 2003 was Won 12,217 million. Cash provided by financing activities in 2003 was mainly due to an issuance of 24,927,500 additional shares at Won 1,020 per share. Cash provided by financing activities for the year ended December 31, 2004 was Won 25,235 million. Cash provided by financing activities in 2004 was mainly due to an increase in short-term borrowings of Won 18,775 million. Cash provided by (or used in) financing activities for the year ended December 31, 2005 was (Won 1,174 million (US$1,162 thousand)), mainly due to the payment of long-term debt in the amount of (Won 5,216 million (US$5,164 thousand)) and increase in long-term lease payable in the amount of Won 353 million (US$350 thousand).

As of December 31, 2005, we had short-term credit lines with Korea Exchange Bank, Korea Development Bank and Shinhan Bank, the aggregate limits of which were Won 8,729 million, Won 27,010 million, Won 6,715 million, respectively, bearing interest rates in the range of 1.0% to 7.39%. As of December 31, 2005, the amounts of these credit lines being used were Won 8,729 million (US$8,643 thousand) from Korea Exchange Bank, Won 27,010 million (US$26,743 thousand) from Korea Development Bank, Won 6,715 million (US$6,649 thousand) from Shinhan Bank. Although such facilities have been renewed on an annual basis, no assurance can be given that we will be able to do so in the future. A certain portion of our land and buildings is pledged as collateral for the credit line with Korea Exchange Bank and the Korea Development Bank.

As of December 31, 2005, we had long-term credit lines with Korea Development Bank bearing interest at rates ranging from 3.03% to 6.56%. The aggregate limit of these credit lines was Won 6,556 million (US$6,491 thousand) and are due to expire in 2011. As of December 31, 2005, we were utilizing the full amount of this credit line. A certain portion of our land and buildings is pledged as collateral for this credit line.

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

We may in the future provide performance guarantees on our affiliates’ or third parties’ behalf, in accordance with common business practices in Korea. Accordingly, collection by a secured party on a guarantee could affect our liquidity. See Notes 14 and 25 to the consolidated financial statements for collateral provided for related parties.

We have provided collateral to Seoul Guarantee Insurance Company guaranteeing the performance of certain of our significant customers for their timely delivery of goods and satisfaction of their warranty obligations. In the event Seoul Guarantee collects on our guarantees, our maximum liability is Won 1,000 million. We have also provided a promissory note to a significant customer guaranteeing our performance on a contract. In the event we fail to satisfy our contractual obligations, the customer could utilize the guarantee to cover its resulting losses. Our management does not presently anticipate any losses as a result of any of the above guarantees.

C. Research and Development, Patents and Licenses, Etc.

The semiconductor equipment manufacturing industry is subject to rapid technological change. We believe that continued and timely development and introduction of new and enhanced products is essential for us to maintain our competitive position. We believe a short lead time for product development may contribute to our ability to maintain our competitive position in the global marketplace. If product cycles become shorter due to the rapid pace of technological advancements, we believe that our research and development capabilities may help us maintain our competitive position in the marketplace. In order for us to maintain our competitive position in the global marketplace, our research center has a “six months development lead-time” principle, from the concept design stage to the design verification test stage.

Our research center is focusing on developing new generations of mechatronics equipment and software, and on advancing our core competencies and current system features relating primarily to accuracy, reliability and flexibility. Our research center has developed core technologies such as machine vision technology, high performance linear motor design technology, intelligent control technology and the distributed motion control technology. Since most of our essential technology is developed by our research center, we do not license outside technology and, consequently, are not obligated to pay royalty fees.

In 2003, our research center developed new SMT equipment named Mx310 and Mx240 and new test handlers named MR2700 and MR5700. High speed chip placement system, Mx310, and multi-functional chip placement system, Mx240, successfully passed qualification process of a large EMS company in the United States. These two models can be used in production of mobile phone with high density PCB. The evaluation of the new SMT machines was completed in California and for successful evaluation, Mirae dispatched development engineers to the EMS company for six months. The two new models are currently used for production in PCB assembly line.

In 2004, Mirae research center improved Mx310 to Mx310T and Mx310QP and developed new test handlers named MR2700 and MR5700. High-speed chip placement system, Mx310T, and multi-functional chip placement system, Mx310QP, are under design verification test stage. These two models can be used in production of mobile phone with high density PCB.

In 2005, we successfully launched our Mx-310T and Mx-310QP in the domestic EMS market and our research and development center improved those models for flat panel display market which requires large PCBs. In addition, we developed the Mx-310S model as a serial model of Mx to meet the market demands and also have stared to develop new equipment with higher performance at competitive prices.

We are well-recognized in the memory test handler market. In 2003, our research center completed development of logic test handler with high throughput, MR2700. MR2700 passed qualification process of a testing house and chip maker in Korea and have been used in production of CIS (CMOS Image Sensor). In order to maintain the competitive position in memory test handler marketplace, research center completed development of memory test handler with 128 parallelism, MR5700, in 2003 and MR5700 product contributed to the revenue of 2003 year. From the second half of 2003, for diversification of our businesses, our research center has focused its resources on the development of assembly and test equipments associated with flash memory cards and mobile phones. These application equipment has been developed by using the technologies accumulated in our research center. As a result, our businesses will be diversified into flash memory card market and mobile phone market and we expect that this equipment will contribute to our revenue and profits in 2005.

Historically, we have placed high strategic importance on fostering our research and development expertise. As a result, our aggregate research and development expenditures for the years ended December 31, 2005, 2004 and 2003 amounted to Won 12,697 million, Won 10,387 million and Won 7,653 million, respectively. Over the next several years, we plan to allocate up to 10% of our sales revenue to research and development expenditures, though the actual percentage allocated and spent on research and development activities will vary depending upon our financial results and other factors in any given year.

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

F. Tabular Disclosure of Contractual Obligations

The tables below set forth our contractual obligations and commercial commitments as of December 31, 2005. For further discussion, see Note 25 of the notes to our consolidated financial statements.

Contractual Obligations as of December 31, 2005

	Payments Due by Period
Contractual Obligations(1)	Total	Less Than 1 year	Between 1-3 years	Between 3-5 years	Over 5 years
	(Unit: in millions of Won)
Long-Term Debt	6,556	791	2,655	2,488	622
Interest Payments on Long-Term Debt(2)	906	300	422	177	7
Sub-Total	7,462	1,091	3,077	2,665	629

Capital Lease Obligations	320	80	240	—	—
Total Contractual Cash Obligations	7,782	1,171	3,317	2,665	629

(1)	We are contractually obligated to pay a severance amount to eligible employees who voluntarily or involuntarily cease working for us, including through retirement. As accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date and as we have not estimated the related cash flows in future periods, payments due in connection with severance indemnities are excluded from the table.
(2)	Interest rates and foreign exchange rates used to compute the amount of interest payments on long term debt were the respective interest rate and foreign exchange rate as of December 31, 2005 applicable to the relevant long term debt instrument.

Other Commercial Commitments as of December 31, 2005

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
	(Unit: in millions of Won)
Lines of Credit	42,454	42,454	—	—	—
Standby Letters of Credit	507	507	—	—	—
Guarantees	9,425	9,425	—	—	—
Other Commercial Commitments	493	493	—	—	—

Total Commercial Commitments	52,879	52,879	—	—	—

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Our Board of Directors consists of six Directors, three of whom are independent non-executive Directors. The functions and duties conferred on the Board of Directors include:

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

Our Board of Directors has the ultimate responsibility for the management of our affairs. Under our Articles of Incorporation, our Board must consist of at least three but not more than seven Directors. At each meeting of shareholders, no more than three directors may be elected. The term of office for our Directors is three years but may be extended to the close of the ordinary general meeting of shareholders convened in the last fiscal year ending during such term. Our Articles of Incorporation preclude cumulative voting.

In February 1998, in order to enhance the transparency of the management of companies listed on the KRX Stock Market and to provide increased investor protection, the KRX Stock Market enacted a regulation requiring all listed companies to appoint the greater of (a) one outside Director and (b) one-fourth ( 1/4) or more of the total number of Directors, as outside Directors. If a listed company fails to comply with this requirement its common stock may be de-listed from the KRX Stock Market. Pursuant to amendments promulgated on January 21, 2000 to the Korean Securities and Exchange Act of 1962, as amended, certain companies listed on the KRX Stock Market, to be designated by a Presidential Decree, are required to appoint one-half ( 1/2) or more, but in any event, no fewer than three, of the total number of Directors as outside Directors. There are no family relationships among the Directors or senior managers of Mirae.

Board of Directors

The following table provides certain information about the members of our Board of Directors.

Name	Age	Year Appointed	Expiration of Term	Position Held
Soon Do Kwon(1)	48	2006	2009	CEO and President of Mirae Corporation Director of Cyber Bank Corporation
Hyo Chul Yoon	49	2006	2009	Vice President of Mirae Corporation Director of Cyber Bank Corporation
Young Sun Cho(1)	48	2004	2007	President, Chief Executive Officer of Cyber Bank Corporation
Kwang Hyung Lee(1)(2)	51	2005	2008	Outside Director
Kyung Won Chung(1)(2)	56	2005	2008	Outside Director
Yeon Ho Lee(1)(2)	46	2006	2009	Outside Director

(1)	Member of the Governance Committee, Compensation Committee and Outside Director Nominating Committee.
(2)	Member of Audit Committee.

The principal occupation, employment and education histories of the members of our Board are as follows:

Soon Do Kwon joined us as Chief Financial Officer in 1999 and was elected as a Director in March 2000. In May 2003, he was appointed as Vice President. In March 2004, he resigned as Vice President and Chief Financial Officer and appointed as absentee Director at the same time. In January 2005, he was appointed as President, Chief Executive Officer and Director of Mirae and is currently the chairman of the Board of Directors. He was elected as a Director of Cyber Bank Co., Ltd in March 2005. Prior to joining Mirae, he was employed at Ssangyong Oil and Refinery Co. from 1982 to 1999, during which time he held various positions, including serving as an internal auditor. Mr. Kwon received a B.B.A. from Korea University.

Young Sun Cho joined us as a Director on March 2, 2004 and he is a President and Chief Executive Officer at Cyber Bank Corporation. Prior to joining Mirae, Mr. Cho was employed at Daewoo Precision Industries Co., Ltd. in the research and development center. He received a B.E. from the School of Mechanical and Aerospace Engineering at Seoul National University.

Kwang Hyung Lee was elected as an outside Director in 1999. He is a professor at Korea Advanced Institute of Science and Technology. Mr. Lee received a B.S. in Industrial Engineering from Seoul National University and a Ph.D. in Computer Science from the Institute National Sciences Appliques de Lyon.

Kyung Won Chung wad elected as an outside Director in March 2005. He is a professor at Korea Advanced Institute of Science and Technology. Mr. Chung received an M.S. in Industrial Design from Seoul National University and a Ph.D. in Industrial Design from Manchester Metropolitan University.

Yeon Ho Lee was re-elected as an outside Director in March 2006. He is a certified public accountant and is currently employed by Dasan Accounting Corporation. He received a Master in Business Administration from Yonsei University.

Hyo Chul Yun joined us as an Executive Vice President of the ATE Business Unit in 2004 and was elected as a Director as well as a Director of Cyber Bank Co., Ltd in March 2006. Prior to joining Mirae, Mr. Yun worked at Halla Heavy and Machinery Co., Ltd as director of R&D Center from 1991 to 1999 and also was employed at Mediana Electronics, which is formerly known as SSI Co., Ltd as a president and chief executive officer. Mr. Yun received a Ph.D. in Mechanical Engineering from Korea Advanced Institute of Science & Technology.

Senior Management

The following table provides certain information about our senior management.

Name	Age	Year Appointed	Position Held
Jae Doo Yun	61	2004	President of Display Division Director of GLD Co., Ltd.
Dong Il Park	48	2005	Vice President of E-Business Business Unit
Chung Soo Kim	54	2004	Vice President of Display Division CEO and president of GLD Co., Ltd
Hee Rak Beom	47	2003	Executive Director of Mechatronics and Plasma Division
Heung Seon Hwang	47	2003	Executive Director of E-Business Business Unit
Jae Myeong Song	43	2005	Director of ATE Business Unit
Hyeon Tae Kyeong	43	2005	Executive Director of SMT Business Unit
Do Young Cho	47	2003	Director of Display Division Director of GLD Co., Ltd.
Gi Hoon Joung	41	2005	Director of Management Support Division; CFO Director of Miraeonline Co., Ltd.
Laurent Robert	38	2004	Director of SMT Software Team
Hyun Soo Chung	44	2006	Director of E-Business Business Unit
Hyon Cheol Chung	40	2006	Director of ATE Business Unit
Jeoung Han Choi	46	2005	Director of Display Division

The principal occupation, employment and education histories of the senior managers are as follows:

Jae Doo Yun joined us in 2004 as President of New Business Development and now he serves as President of Display Division as well as Director of GLD Co., Ltd. Prior to joining us, Mr. Yun worked at Kumho Electric Inc. and Wooyoung Co., Ltd. as a Chief Executive Officer and President. Mr. Yun received an M.E. in Machinery Engineering from ChonBuk National University.

Chung Soo Kim joined us as an Executive Director of Display Division in 2004. Prior to joining us, Mr. Kim worked at GLD Co., Ltd as Vice President and currently holds the position as the Chief Executive Officer and President of GLD Co., Ltd. Mr. Kim received a Ph.D. in chemistry from Korea Advanced Institute of Science & Technology.

Hee Rak Beom joined us in 1997 as Director of the R&D Division and now he serves as Executive Director of Mechatronics and Plasma Division. Prior to joining us, Mr. Beom worked at LG Electronics Co. R&D Center and at LG Industrial Systems Co. as a general manager in the R&D Center. Mr. Beom received a Ph.D. in Mechanics from Korea Advanced Institute of Science & Technology.

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

Do Young Cho joined us as a Director of Display Division in December 1, 2003. In June 2005, He was appointed as a Director of GLD Co., Ltd. Prior to joining us, Mr. Cho was employed at SangNong Corporation as a Research Engineer of R&D Center from 1984 to 1986 and also was worked at Samsung SDI as Research Engineer of R&D Center from 1987 to 2000. From 2001 to 2003, Mr. Cho worked at Young System Co., Ltd. as a Director of Sales Division.

Laurent Robert joined us in 1998 and currently serves as a Director and Chief Research Engineer of SMT Software Team. Mr. Laurent received a B.Sc in microelectronics in 1988, an M.Sc in microelectronics in 1989 from Montpellier University and a Ph.D. degree in Computer Science from the university of Montpellier.

Gi Hoon Joung joined Mirae in 1999 as a Manager of management planning Team and currently holds the position as the Chief Financial Officer as well as a Director of Mirae Online Co., Ltd. Prior to joining Mirae, Mr. Joung worked at General Accounting Department of Sae-Han Inc., formerly Cheil Synthetic Fiber Inc. and also was employed at S-Oil as the Finance and Strategic Planning Team. Mr. Joung received a bachelor’s degree in Accounting from Gwangju University.

Dong Il Park joined us as a Director of E-Business Business Unit in January2005. Prior to joining us, Mr. Park was employed at SK Telecom as a marketing Team leader from 1994 to 2000 and also worked at Cyber Bank Corporation as a Vice President from 2000 to 2005. Mr. Park received a B.E. in Economics from Korea University.

Jae Myeong Song joined us as a manager of Research and Development Center in 1997and currently holds the position as a Director of ATE Business Unit. Prior to joining us, Mr. Song was employed at LG Industrial Systems Co., Ltd as a Senior Research Engineer from 1990 to 1997. Mr. Song received a B.E. in Mechanical Engineering from Seoul National University and master’s degree in Electrical and Computer Engineering from Pohang University of Science and Technology.

Jeong Han Choi joined us as a general manager of Display Division in 2004 and currently holds the position as a Director of Display Division. Prior to joining us, Mr. Choi was employed at Samsung SDI as a general manager from 1978 to 2002. Mr. Choi graduated from Busan National Mechanical Technical High School.

Hyun Soo Chung joined us as a Director of ATE Business Unit in January 2006and currently serves as a Director of E-Business Business Unit. Prior to joining us, Mr. Chung was employed at Cyber Bank Corporation as a general manager from 2000 to 2005. Mr.Chung received a B.E. in Economics from Sogang University.

Hyon Cheol Chung joined us as a Director of ATE Business Unit in February 2006. Prior to joining us, Mr. Chung was employed at Electronics and Telecommunication Research Institute as a Senior Research Engineer from 1991 to 1998 and also worked at SoftForum Co., Ltd. as a position of the Chief Executive Officer and President from 1999 to 2006. Mr. Chung received a B.S. in Computer Science from Keimyung University and a Ph.D. in Computer Science from Kyungbook National University.

B. Compensation

Directors’ and Senior Managers’ Compensation

We pay our Directors salaries and bonuses as determined by shareholder resolutions, which is determined on an annual basis. For the year ended December 31, 2005, the aggregate compensation (salaries, bonuses and allowances) paid and accrued to all Directors and senior managers as a group was approximately Won 1,471 million (US$1,456 thousand). In addition, the aggregate amount set aside for all Directors and senior managers as a group for pension, retirement and insurance was approximately Won 465 million (US$460 thousand) as of December 31, 2005. The foregoing amounts do not include amounts for automobiles made available to our Directors and senior managers, expenses reimbursed to Directors and senior managers (including business travel expenses and professional and business association dues and expenses) and other benefits commonly reimbursed or paid by companies in Korea.

Stock Options Granted to Directors, Senior Managers and Employees

As of March 31, 2006, stock options to our employees representing 6,114,050 common shares of the Company remain outstanding. In March 2001, with the approval of our shareholders, an aggregate of 3,201,045 stock options exercisable into the same number of our common shares were granted at an exercise price of Won 1,379 per share, which shall became exercisable on March 24, 2004 and expire on March 23, 2009. However, 1,529,525 stock options were cancelled upon employees’ resignation and 1,671,520 stock options remain unexercised. In June 2002, with the approval of our shareholders, an aggregate of 1,072,456 stock options exercisable into the same number of our common shares were granted at an exercise price of Won 1,261 per share, which became exercisable on June 25, 2004 and expire on June 24, 2009. However, 497,926 stock options were cancelled upon employees’ resignation and 574,530 stock options remain unexercised. In March 2003, with the approval of our shareholders, an aggregate of 2,599,025 stock options exercisable into the same number of our common shares were granted at an exercise price of Won 988 per share, which became exercisable on March 22, 2005 and expire on March 21, 2010. However, 529,659 stock options were cancelled upon employees’ resignation and 2,069,366 stock options remain unexercised.

In July 2003, with the approval of our shareholders, an aggregate of 1,288,690 stock options exercisable into the same number of our common shares were granted at an exercise price of Won 1,368 per share, which shall be exercisable on July 16, 2005 and expire on July 15, 2010. However, 476,816 stock options were cancelled upon employees’ resignation and 811,874 stock options remain unexercised.

In March 2004, with the approval of our shareholders, an aggregate of 1,350,000 stock options exercisable into the same number of our common shares were granted at an exercise price of Won 1,218 per share, which shall be exercisable on March 20, 2006 and expire on March 19, 2011. However, 363,240 stock options were cancelled upon employees’ resignation and 986,760 stock options remain unexercised.

We use our stock option plans to reward the performance of our officers and other employees who have contributed and/or have the ability to contribute significantly to our business. When the length of employment is less than two years after the grant of stock options, we may cancel the stock options awarded. Upon exercise of stock options, at the sole discretion of the Board of Directors, we may (i) grant newly issued common stock, (ii) grant treasury stock or (iii) grant the net difference in exercise price and market price with either cash and/or treasury stock. As described in note 2(v) to our consolidated financial statements, we adopted the fair value based method of accounting for the stock option compensation plan, in which fair value is determined using the Black-Scholes option-pricing model, without considering a volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. Under this accounting policy, total compensation costs were valued at Won 1,267 million, Won 2,255 million and Won 1,743 million (US$1,726 thousand) for options granted in 2003, 2004 and 2005, respectively, and are recognized over the service period (i.e., 2 years). Compensation cost amounting to Won 356 million, Won 802 million and Won 340 million (US$337 thousand) in 2003, 2004 and 2005, respectively, were recognized.

List of Stock Option Awarded to Directors and Senior Managers

Name	Position	Stock Options*	Number of Stock Options Exercised
Soon Do Kwon	CEO & President	129,079	None
Tae Seok Oh	Senior Research Engineer	25,815	None
Chul Ho Ham	R&D Team Manager of ATE Business Unit	101,070	None
Heung Seon Hwang	Executive Director of E-Business Business Unit	288,028	None
Hee Rak Beom	Executive Director of MP Division	187,715	None
Hyeon Tae Kyeong	Executive Director of SMT Business Unit	187,715	None
Kyeong Hee Park	R&D Team Manager of MP Division	6,453	None
Kwang Hyung Lee	Outside Director	19,361	None

Name	Position	Stock Options*	Number of Stock Options Exercised
Yo Hwan Kim	Production Team Leader of ATE Division	101,070	None
Hyo Won Kim	R&D Team Manager of SMT Business Unit	25,815	None
Laurent Robert	Director & Chief Research Engineer of SMT Software Team	129,075	None
Jae Myeong Song	Director & Chief Research Engineer of ATE Business Unit	87,403	None
Gun Hong Yang	Executive Team Leader of Management Planning Team	87,403	None
Mi Ri Chung	Executive Team Leader of ATE Business Unit Worldwide Sales Team	87,403	None
Gi Hoon Joung	Chief Financial Officer	81,708	None
Do Young Cho	Director of Display Division	150,000	None
Young Seong Park	Executive Team Leader of Purchasing Team	87,403	None

*	All stock options are exercisable into the same number of our common shares.

C. Board Practice

Audit and Other Committees

Audit Committee

Pursuant to the rules of The Nasdaq National Market, our Board of Directors established an Audit Committee in November 1999 to review our financial reporting, administrative systems and internal control systems and structure. The Audit Committee also reviews our policies relating to the avoidance of conflicts of interest. Our Audit Committee members are Mr. Kwang-Hyung Lee, Mr. Kyung-Won Chung and Mr. Yeon-Ho Lee. Pursuant to an amendment to the Korean Commercial Code, effective as of December 31, 2002, certain companies may establish an Audit Committee in lieu of a statutory auditor. In addition, pursuant to the January 2000 amendments to the Korean Securities and Exchange Act, certain companies listed on the KRX Stock Market, which will be designated by Presidential Decree, are required to establish an Audit Committee. In each case, the Audit Committee must consist of three or more members, two-thirds or more being outside Directors. For background information on our Directors who are members of the Audit Committee, see “ITEM 6—Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors”.

Governance Committee

The Governance Committee oversees the composition, structure and evaluation of the members of the Board of Directors and its committees, and develops and maintains a set of corporate governance guidelines. Our Governance Committee members are Mr. Soon Do Kwon, Mr. Young Sun Cho, Mr. Hyo Chul Yun, Mr. Kwang Hyung Lee, Mr. Kyung-Won Chung and Mr. Yeon Ho Lee.

Compensation Committee

The Compensation Committee oversees our programs that foster employee and executive development, determines executive compensation and oversees significant employee benefits programs, policies and plans relating to our employees and executives. Our Compensation Committee members are Mr. Kwang Hyung Lee, Mr. Kyung-Won Chung and Mr. Yeon Ho Lee.

Outside Director Nominating Committee

The Outside Director Nominating Committee assists the Board of Directors in identifying individuals qualified to be outside directors. The Outside Director Nominating Committee members are Mr. Soon Do Kwon, Mr. Young Sun Cho, Mr. Hyo Chul Yun, Mr. Kwang Hyung Lee, Mr. Kyung-Won Chung and Mr. Yeon Ho Lee.

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

The following table sets forth the number of our employees by department for the periods indicated. Our employees increased gradually in number during these periods due to the company take all necessary measures to improve the profit through our aggressive worldwide marketing strategy and developing new products.

	Number of Employees
	At December 31,			At March 31,
	2003	2004	2005	2006
Management & Administration	46	61	61	58
Research & Development	79	114	102	114
Manufacturing	105	58	109	125
Sales & Marketing	71	68	63	62
Total	301	301	335	359

E. Share Ownership

The following table sets forth the beneficial ownership of our common shares by our directors and senior managers:

Shareholder	Number of shares issued and outstanding	Percentage shareholder ownership(1)
Soon Do Kwon	91,250	0.05%
Hyo Chul Yun	28,000	0.01%
Moon Soul Chung(2)	22,395,692	12.90%

(1)	Does not include 807,339 treasury shares.
(2)	Mr. Chung is our founder and served as President since our inception in 1983 and as Chief Executive Officer, Chairman of the Board of Directors and Representative Director since our incorporation in 1990. Mr. Chung resigned from these positions as of January 3, 2001 and is currently named Honorary Chairman of the Board of Directors. The number of shares issued and outstanding includes 22,395,692 shares (12.18%) held by Moon Soul Chung, 1,324,081 (0.72%) held by Boon Soon Yang, Mr. Chung’s spouse.

For information regarding ownership of stock options to acquire our common shares which are held by our Directors, senior managers and employees, please refer to “—Compensation—Stock Options Granted to Employees, Directors and Senior Managers”.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

To the best of our knowledge, our only major shareholder (i.e., shareholder beneficially owning five percent (5%) or more of our common shares) is Mr. Moon Soul Chung, our former Chairman of the Board, President and Chief Executive Officer until January 3, 2001. As of December 31, 2004, Mr. Chung held 12.50% of the issued and outstanding shares and, including his family members, 13.86% of the issued and outstanding shares and his voting rights as a holder of our common shares do not differ from the rights of our other shareholders. As of December 31, 2005, Mr. Chung’s share ownership of issued and outstanding shares decreased from 12.50% to 12.18% due to the increasing of capital stock with 4,687,500 shares of convertible bonds payable was converted to common stock. As a result, our issued and outstanding shares are 183,873,500 shares as of December 31, 2005 from 179,186,000 shares as of December 31, 2004. In addition, Mr. Chung’s family members sold 1,108,642 or 0.6% of their common shares, therefore, Mr. Chung and his family members held 12.9% of the issued and outstanding shares as of December 31, 2005. For a description of Mr. Chung’s shareholdings, please see “Item 6—A. Directors, Senior Management and Employees—Share Ownership”

B. Related Party Transactions

We have, in the ordinary course of our business, purchased and have invested in the equity securities of shares of companies with which we conduct business. All such business is conducted on an arm’s-length basis. We believe that all of the transactions described below have terms that are no more favorable to either party than had such transactions been negotiated between independent parties.

•	We sold Won 1,351 million and Won 17 million (US$17 thousand) of SMD placement systems to Mirae America, Inc., a 50%-owned subsidiary, in 2004 and 2005, respectively, and paid to Mirae America sales commissions of Won 135 million and Won 289 million in 2004 and 2003, respectively. As of December 31, 2004, we had a balance of Won 2,266 million in accounts receivable, Won 800 million of advance payments and Won 135 million of accrued expenses in connection with our dealings with Mirae America. In June 2005, Mirae America Inc. has elected to wind up and dissolve and we disaffiliated Mirae America Inc, as a part of corporate restructuring.

•	We sold Won 1,143 million and Won 3,270 million (US$3,238 thousand) of SMD placement system to Mirae Hong Kong Co., Ltd., a 99%-owned subsidiary in 2004 and 2005, respectively. We had a balance of Won 785 million and Won 2,792 million (US$2,764 thousand) in accounts receivable in 2004 and in 2005 respectively, Won 62 million of accounts payable in connection with our dealings with Mirae Hong Kong in 2004.

•	We imported and sold mobile telecommunication devices, including personal digital assistants, to Cyber Bank Co., Ltd. The total amount of sales were Won 7,494 million, Won 530 million and Won 227 million (US$225 thousand) in 2003, 2004 and 2005, respectively. We had a balance of Won 5,929 million and Won 5,178 million (US$5,127 thousand) of accounts receivable in 2004 and 2005, respectively. In addition, we received rental income of Won 15 million and Won 11 million (US$11 thousand) in 2004 and in 2005, respectively. In 2005, we purchased PDA phone Won from Cyber Bank in the amount of Won 12,194 million and Won 5,074 million (US$5,024 thousand) in order to promote our sales of telecommunication devices in Latin America and domestic market as of December 31, 2005 and 2004, respectively. We had Won 14,468 million (US$14,325 thousand) of non-trade receivables as of December 31, 2005.

•	In 2003, we made an additional acquisition of 4,000,000 common shares of Cyber Bank at Won 2,500 per share. As a result of the acquisition, our ownership percentage increased to 28.25%, which percentage included the investment made by SoftForum (which raised SoftForum’s ownership interest to 1.46% from 1.05%), and the accounting method for the investment in Cyber Bank was changed to the equity method of accounting from the cost method. However, the ownership percentage decreased to 26.87% due to the exclusion of SoftForum from consolidated subsidiary as a result of the sale of our ownership interests in SoftForum in 2005. As of December 31, 2004, we provided collateral of short-term financial instruments in the amount of Won 18,000 million for borrowings of Cyber Bank and also provided allowance for loss on collateralized assets totaling Won 14,816 million as the management believed that such amount would not likely be paid by Cyber Bank. As of December 31, 2005, we provided collateral of short-term financial instruments in the amount of Won 23,000 million (US$22,772 thousand) for the repayment of borrowings and also recorded our provision for guarantees of the indebtedness of Cyber Bank of Won 8,184 million (US$8,103 thousand). In addition, we provided allowance for doubtful accounts in the amount of Won 5,178 million (US$5,127 thousand) and Won 5,583 million (US$5,528 thousand) for the trade receivables and non- trade receivable of Cyber Bank. In 2005, we made an acquisition of 467,870 common shares of Mforma Group, Inc. or in the amount of Won 1,233 million (US$1,221 thousand) from Cyber Bank in order to secure profit through purchasing equity investment.

•	In July 2005, we made an additional acquisition of 400,000 common shares or in the amount of Won 2,000 million (US$1,980 thousand), of Mirae Online Co., Ltd. As a result of acquisition, our ownership percentage increased from 67.47% to 70.85%. In addition, we had a balance of Won 1,708 million (US$1,691 thousand) of non-trade receivables as of December 31, 2005.

Sales to our affiliates totaled approximately Won 244 million (US$242 thousand) in 2005. For the years ended December 31, 2003, 2004 and 2005 the related party transactions were primarily with Mirae America, Cyber Bank and Mirae Hong Kong. For further information, see note 14 of the notes to our consolidated financial statements.

ITEM 8. Financial Information

A. Consolidated Statements And Other Financial Information

Consolidated Financial Statements

See Item 18 “Financial Statements” and pages F-1 to F-49 following Item 19.

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

In June 2006, we received a demand for payment of Won 2,284 million (US$2,261 thousand) from the acquirer of our interest in SoftForum. Under the agreement of transfer of management rights and shares entered into with such acquirer, we agreed that in the event the acquirer could not recover at least 70% of the trade accounts receivable of SoftForum outstanding on the date of consummation for the transaction within 12 months of December 31, 2004, we would pay the shortfall amount. The acquirer failed to collect trade accounts receivable over 70% as of December 31, 2005.

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

Dividend Distribution Policy

Our Board of Directors determines annually the payment of dividends, if any, with respect to our shares on a per share basis. Any final dividend for a financial year is subject to shareholders’ approval. A decision to declare or to pay any dividends in the future, and the amount of any dividends, will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our Directors may determine are important. We have not paid any dividends for the years ended December 31, 2003, 2004 and 2005.

B. Significant Changes

No significant changes have occurred since the date of our consolidated financial statements for the fiscal year ended December 31, 2005.

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

	(KRX figures in Won, NASDAQ figures in US$)
	KRX(1)		NASDAQ(2)
Year	High	Low	High	Low
2005	985	640	3.0	1.07
2004(3)	1,475	530	3.60	0.80
2003(3)	2,065	1,055	3.90	1.75
2002	3,480	1,250	5.75	2.00
2001	2,840	740	3.625	1.37

Year	Quarter	KRX(1)		NASDAQ(2)
		High	Low	High	Low
	1Q	1,500	1,055	2.75	1.69
	2Q	2,065	1,095	3.05	1.75
	3Q	1,955	1,360	3.90	1.90
	4Q	1,835	1,055	3.80	1.75
2004(3)	1Q	1,475	1,055	3.60	1.66
	2Q	1,365	680	2.25	1.25
	3Q	800	530	1.70	0.81
	4Q	770	600	1.19	0.80
2005(3)	1Q	860	655	1.60	1.09
	2Q	830	640	2.51	1.07
	3Q	985	750	2.47	1.21
	4Q	965	780	3.0	1.21
2006	1Q	1,015	685	1.98	1.27

(1)	Source: KRX Stock Market.
(2)	Source: Bloomberg.
(3)	We issued 24,927,500 shares of common stock on October 22, 2003 for Won 1,020 per share, representing approximately 5.12% of the issued and outstanding shares at such time. Such shares of common stock were issued at discount to the then market price. We also declared and paid a 20% stock dividend in 2003. In 2005, we issued 4,687,500 shares of common stock for Won 640 per share as of December 31, 2005, representing approximately 2.62% of the issued and outstanding shares at such time. Such shares of common stock were derived from our convertible bonds payable was converted to common stock. As a result, our issued and outstanding shares are 183,873,500 shares as of December 31, 2005 from 179,186,000 shares as of December 31, 2004.

	KRX(1)		NASDAQ(2)
Month	High	Low	High	Low
December 2005	965	850	3.0	1.3
January 2006	1,015	850	1.88	1.48
February 2006	895	790	1.98	1.4
March 2006	815	685	1.60	1.27
April 2006	815	680	1.60	1.32
May 2006	695	580	1.55	1.00
June 2006 (through June 28, 2006)	625	500	1.22	1.00

(1)	Source: KRX Stock Market
(2)	Source: Bloomberg.

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those set forth below or otherwise described in Item 4. “Information about the Company” or elsewhere in this annual report.

On March 24, 2005, we disposed of 2,726,800 shares of common stock in SoftForum to a third party for an aggregate consideration of Won 9,010 million (US$8,921 thousand). As a result of such disposal, our ownership percentage of SoftForum decreased to 7.51% and SoftForum was excluded from consolidation for the year ended December 31, 2004 in accordance with Korean GAAP, as under Korean GAAP, when a parent company is expected to lose control over a consolidated subsidiary within one year from the balance sheet date, the subsidiary is not included in the consolidated financial statements for such fiscal year.

On January 19, 2005, we entered into a contract for sale of the real property and the building located at Hwasung for Won 24 billion (US$24 million). On January 24, 2005, we also entered into an agreement for the sale of an office building and the underlying real property in Bundang for Won 11,550 million (US$11,436 thousand).

We pledged our time deposits in the aggregate amount of Won 23 billion (US$23 million) to secure the obligations of Cyber Bank with respect to its working capital financing to various financial institutions as of December 31, 2005.

We entered into an arrangement for sales transaction with Cyber Bank in the amount of Won 49,185 million (US$48,698 thousand) for a period from April 2005 to April 2007.

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

Violation of such reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to that portion of Equity Securities exceeding 5% which violated such reporting requirements. In addition, the FSC may issue an order to dispose of such non-reported Equity Securities. Any person who reports management control as the purpose for its holdings is prohibited from acquiring additional shares of the issuer or from exercising voting rights for the following five days from the reporting date.

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

Upon a foreign investor’s purchase of shares through the Stock Market Division or KOSDAQ Market Division of the Korea Exchange, no separate report by the investor is required because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Stock Market Division or KOSDAQ Market Division of the Korea Exchange must be reported by the foreign investor or his standing proxy to the Governor of the Financial Supervisory Service at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Stock Market Division or KOSDAQ Market Division of the Korea Exchange, in the case of trades in connection with a tender offer, odd lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor of the Financial Supervisory Service by the securities company engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), asset management companies, futures trading companies, and internationally recognized foreign custodians to exercise shareholders’ rights, place an order to sell or purchase shares or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of such foreign investor.

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

Under the FSC Rules, with certain exceptions, all foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, certain designated public corporations are subject to a 40% ceiling on acquisitions of shares by foreigners in the aggregate. With certain exceptions, certain companies designated by the government as being “public corporations” may set a ceiling on the acquisition of shares by a single person in their articles of incorporation. Of the Korean companies listed on the Stock Market Division or KOSDAQ Market Division of the Korea Exchange, Korea Electric Power Corporation has been so designated. The FSC may increase or decrease these percentages if it deems necessary for the public interest, protection of investors or industrial policy. There currently is no foreign investment ceiling that applies to our shares. Furthermore, an investment by a foreign investor of not less than 10% of the outstanding shares with voting rights of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to report to the Ministry of Commerce, Industry and Energy which delegates its authority to receive such report to foreign exchange banks or the Korea Trade Investment Promotion Agency under the relevant regulations. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that the restrictions are prescribed in each specific law which regulates the business of the Korean company.

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

The Korean Securities and Exchange Act was amended several times from January 1997 through January 2005 to internationalize the systems for issuing and distributing securities and the systems for mergers and acquisitions of businesses, to enhance the autonomy of the securities industry through deregulation and to strengthen the independence of auditors and the protection of minority shareholders. The amendments made the tender offer requirements more specific by requiring a tender offer where the purchaser and the persons who have a special relationship with the purchaser will hold 5% or more of the total issued and outstanding shares with voting rights concerned as a result of the purchase of the shares outside the Stock Market Division or KOSDAQ Market Division of the Korea Exchange from a certain number of persons, enhanced the rights of minority shareholders, repealed certain limitations for the acquisition of its own shares by a listed company, permitted stock splits by companies of shares listed on the Stock Market Division or KOSDAQ Market Division of the Korea Exchange with a par value of not less than Won 100 and permitted the payment of interim dividends on a quarterly basis by companies listed on the Stock Market Division or KOSDAQ Market Division of the Korea Exchange if provided for in their articles of incorporation. In addition, to strengthen the protection of shareholders, the amendments also include the requirement that companies listed on the Stock Market Division of the Korea Exchange and companies exceeding a certain size that are listed on the KOSDAQ Market Division of the Korea Exchange appoint a certain minimum number of outside directors to their boards; companies listed on the Stock Market Division of the Korea Exchange or companies listed on the KOSDAQ Market Division of the Korea Exchange that exceed a certain size are required to maintain an audit committee; and a company listed on the Stock Market Division or KOSDAQ Market Division of the Korea Exchange is, in principle, prohibited to engage in the act of providing a loan, lending of property, pledging collateral, and providing guarantees, for the benefit of any of the major shareholders, directors and statutory auditor of such company and such shareholders, directors or statutory auditor of such company shall not enter into transaction with such company.

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

Under the income tax treaty between the United States and Korea (the “U.S. Korea Tax Treaty”), the maximum rate of withholding on dividends paid to U.S. residents eligible for treaty benefits generally is 15% (10% if the recipient of the dividends has owned at least 10% of the outstanding shares of the voting stock of the Company and not more than 25% of the gross income of the Company (if any) consists of interest or dividend) which does not include withholding of local tax. If local withholding tax is included, the maximum rate of withholding is generally 16.5%. A beneficial owner of ADSs or common stock generally will be entitled to benefits under the U.S. Korea Tax Treaty if it (i) is an individual U.S. resident, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States as the income of a U.S. resident; (ii) is not also a resident of Korea for purposes of the U.S. Korea Tax Treaty; (iii) is not subject to an anti treaty shopping article that applies in limited circumstances; and (iv) does not hold ADSs or common stock in connection with the conduct of business in Korea through a permanent establishment or the performance of independent personal services in Korea through a fixed base.

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

The purchaser or, in the case of the sale of common stock through a licensed securities company in Korea, the licensed securities company, is required under Korean law to withhold the applicable amount of Korean tax from the sales price in an amount equal to 11% of the gross realization proceeds and to make payment thereof to the relevant Korean tax authority, unless the seller establishes its entitlement to an exemption of taxation under an applicable tax treaty or produces satisfactory evidence of its acquisition cost for the ADSs. In order to obtain the benefit of an exemption of tax pursuant to a tax treaty, a non-resident holder must submit to the purchaser or the securities company (or through the Depositary), as applicable, prior to or at the time of payment, in the case of a tax exemption, an application for tax exemption along with a certificate of the non-resident holder’s tax residency issued by a competent authority of the non-resident holder’s tax residence country. However, in the case of a non-resident holder located in a tax haven, the purchaser or the licensed securities company, as applicable, must withhold the amount at the applicable withholding tax rate described in the preceding paragraph unless prior thereto, a head of the Korean National Tax Service (“NTS”) approves exemption or reduction of tax pursuant to an applicable tax treaty. Excess taxes withheld are not automatically recoverable even if the non-resident holder subsequently produces evidence that it was entitled to have taxes withheld at the lower rate.

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

To date, the imposition of the securities transaction tax has not been enforced on transfers of ADSs, however, the MOFE recently issued a ruling on February 25, 2004 to the NTS holding that depositary receipts fall under the meaning of share certificates that are subject to the securities transaction tax. In the ruling, the MOFE treats transfers of depositary receipts the same as the transfer of the underlying Korean shares. In light of the recent MOFE ruling, the securities transaction tax that would be due on transfers of the ADSs will be 0.5% of the sales price of the ADSs, unless the ADSs are listed or registered on the New York Stock Exchange, Nasdaq National Market, Tokyo Stock Exchange, London Stock Exchange, Deutsche Stock Exchange or other such stock exchanges that utilize standardized trading procedures and methods prescribed by the Presidential Decree of the Securities and Exchange Act and regulations thereunder, and transfer of the ADSs takes place on such exchange.

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

United States Federal Income Tax Considerations

The following discussion is a general summary of United States federal income tax considerations that are anticipated to be material for U.S. Holders (as defined below) who acquire, own or dispose of our common shares or ADSs. This discussion is based upon existing United States federal income tax law as currently in effect, which is subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their individual circumstances, such as investors subject to special tax rules, including financial institutions, insurance companies, broker dealers, tax-exempt organizations, retirement plans, regulated investment companies, real estate investment trusts, non-U.S. Holders, certain former citizens or residents of the United States, persons that hold our common shares or ADSs as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes, persons that own, directly or by attribution, 10% or more of the combined voting power of all classes of our stock, or persons that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any United States state or local or non-United States tax considerations or any United States federal estate, gift or alternative minimum tax considerations. This discussion assumes that investors will hold our common shares or ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended. Each investor is urged to consult its own tax advisor regarding the United States federal, state and local and non-United States income and other tax considerations of the acquisition, ownership, and disposition of our common shares or ADSs.

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

The tax treatment of a partner in a partnership generally will depend on the status and the activities of the partnership and the partner. Each holder of our common shares or ADSs that is a partnership for United States federal income tax purposes should consult its own tax advisor regarding the particular tax consequences relevant to it and its partners of the acquisition, ownership and disposition of our common shares or ADSs.

General

For United States federal income tax purposes, a U.S. Holder of an ADS generally will be treated as the owner of the proportionate interest of our common shares held by the depositary that is represented by such ADS. Accordingly, no gain or loss generally will be recognized upon the exchange of an ADS for the holder’s proportionate interest in our common shares. A U.S. Holder’s tax basis in the withdrawn common shares generally will be the same as the tax basis in the ADS surrendered therefor, and the holding period in the withdrawn common shares will include the period during which the U.S. Holder held the surrendered ADS.

Distributions

Subject to the discussion below under the heading “Passive Foreign Investment Company Considerations”, a U.S. Holder of our common shares or ADSs generally will be required to include in its gross income any cash distributions paid by us with respect to such common shares or ADSs (including amounts withheld to reflect Korean withholding taxes) out of our earnings and profits (as determined under United States federal income tax principles). Such income generally will be treated as foreign source dividend income. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and the Republic of Korea (the “U.S.-Korea Tax Treaty”) which the Secretary of Treasury of the United States has determined is satisfactory for these purposes. Additionally, our ADSs should be treated as readily tradable on an established securities market in the United States since our ADSs are listed on the NASDAQ National Market. Dividends received on our common shares or ADSs will not be eligible for the dividends received deduction allowed to corporations. Cash distributions with respect to our common shares or ADSs in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in our common shares or ADSs and after that as gain from the sale or exchange of a capital asset. We have not maintained and do not plan to maintain calculations of earnings and profits for United States federal income tax purposes. Each U.S. Holder should consult its own tax advisor with respect to the United States federal income tax treatment of any distribution in respect of our common shares or ADSs.

Dividends paid in Won will be includible in income in a United States dollar amount calculated by reference to the United States dollar – Won exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of our ADSs, or by the U.S. Holder, in the case of our common shares held directly by such U.S. Holder. If a U.S. Holder does not convert the Won it receives as a dividend into United States dollars on the date of receipt, it will have a tax basis in the Won equal to the United States dollar value of the Won on the date of receipt. Any gain or loss realized by a U.S. Holder on a subsequent conversion or other disposition of the Won generally will be treated as ordinary income or loss.

A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of Korean withholding taxes imposed on dividends received on our common shares or ADSs. If Korean tax is withheld at a rate in excess of the rate applicable to a U.S. Holder under the U.S.-Korea Tax Treaty, the U.S. Holder may not be entitled to a foreign tax credit for the excess amount. U.S. Holders who do not elect to claim a foreign tax credit for Korean tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes. Each U.S. Holder should consult its own tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

A distribution of additional shares of our stock to U.S. Holders with respect to our common shares or ADSs that is pro rata to all of our shareholders may not be subject to United States federal income tax. The tax basis of such additional shares generally will be determined by allocating the U.S. Holder’s adjusted tax basis in the existing common shares or ADSs between such common shares or ADSs and the additional shares, based on their relative fair market values on the date of distribution. A distribution of additional shares of our stock that is not pro rata to all our shareholders may be subject to United States federal income tax.

Sale or Other Disposition of Our Common Shares or ADSs

Subject to the discussion below under the heading “Passive Foreign Investment Company Considerations”, a U.S. Holder generally will recognize capital gain or loss upon the sale or other disposition of our common shares or ADSs in an amount equal to the difference between the amount realized upon such sale or disposition and the U.S. Holder’s adjusted tax basis in such common shares or ADSs, as each is determined in United States dollars. Any such capital gain or loss generally will be long-term if such common shares or ADSs have been held for more than one year and generally will be United States source gain or loss. Deductions in respect of capital losses may be subject to limitations.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be treated as a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes if (i) at least 75% of its gross income consists of certain types of “passive” income or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, “passive” income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. This determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are uncertain or beyond our control, including the value of our assets, our common stock and ADSs. Since we hold a significant amount of short-term investments and other passive assets, including cash, and as we anticipate that we will continue to hold a significant amount of passive assets, in 2006 or subsequent years we may be a PFIC for United States federal income tax purposes.

If we are a PFIC in any year during which a U.S. Holder owns our ADSs or common shares, the U.S. Holder may be subject to (a) tax at ordinary income tax rates on (i) any gain recognized on the sale or other disposition of our common shares or ADSs and (ii) any “excess distribution” paid on our common shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years or, if shorter, the period such U.S. Holder held our common shares or ADSs) and (b) an interest charge on such gain or excess distribution. If we are a PFIC, a U.S. Holder will be required to file Internal Revenue Service Form 8621 for each taxable year in which, among other circumstances, the U.S. Holder receives distribution on, or recognizes gain from a sale or other disposition of, our ADSs or common shares. A non-corporate U.S. Holder will not be eligible for a reduced tax rate on dividends paid on our common shares or ADSs if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. See “Distributions.”

As an alternative to the rules described above, a holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the shares are regularly traded on a “qualified exchange.” Under applicable United States Treasury Regulations, a “qualified exchange” includes the NASDAQ National Market on which our ADSs are listed and any foreign exchange that is regulated by a governmental authority in which the exchange is located and in respect of which certain other requirements are met. Our common shares and ADSs will be treated as regularly traded for any year during which such shares or ADSs are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Whether our common shares or ADSs will be treated as regularly traded on a qualified exchange for any particular taxable year is a factual matter dependent upon the future trading of our common shares and ADSs. If a U.S. Holder makes this election, the U.S. Holder generally will (i) include as ordinary income for each taxable year the excess, if any, of the fair market value of our common shares or ADSs at the end of the taxable year over the U.S. Holder’s adjusted tax basis in our common shares or ADSs and (ii) deduct as an ordinary loss the excess, if any, of the U.S. Holder’s adjusted tax basis in our common shares or ADSs over the fair market value of such common shares or ADSs at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. In addition, any gain from a sale or other disposition of our common shares or ADSs generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss (to the extent of any net mark-to-market gains previously included in income). The U.S. Holder’s adjusted tax basis in our common shares or ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election.

We will not provide a U.S. Holder with information to enable the U.S. Holder to make a “qualified electing fund” election under which, generally in lieu of the treatment described above, our earnings would be currently included in the U.S. Holder’s gross income. Therefore, a U.S. Holder should assume that the qualified electing fund election is not available to it.

If a U.S. Holder acquires our common shares or ADSs by bequest, devise or inheritance during any year that we are a PFIC, regardless of whether or not a mark-to-market election was in effect on the decedent’s death, such U.S. Holder generally will be denied a step-up of tax basis for United States federal income tax purposes to fair market value at the date of such decedent’s death, which would otherwise be available with respect to a decedent dying in any year other than 2010, and, instead, such U.S. Holder generally will have a tax basis equal to the lower of such fair market value or such decedent’s tax basis.

Each U.S. Holder is urged to consult its own tax advisor regarding the potential application of the PFIC provisions, as well as the availability and advisability of certain elections that may be made by such investor with respect to our common shares or ADSs if we are a PFIC in any taxable year.

Information Reporting and Backup Withholding

Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other dispositions of, our common shares or ADSs generally will be subject to information reporting and backup withholding tax if a U.S. Holder (i) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Internal Revenue Service Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the Internal Revenue Service that such U.S. Holder has previously failed to properly report items subject to backup withholding tax or (iv) fails to certify under penalty of perjury that the Internal Revenue Service has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Holder’s United States federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the Internal Revenue Service. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Reportable Transactions

Under United States Treasury Regulations, U.S. Holders that participate in “reportable transactions” (as defined in the regulations) must attach to their tax returns a disclosure statement on Internal Revenue Service Form 8886. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file Internal Revenue Service Form 8886 with respect to the purchase, ownership or disposition of any Won received as a dividend on our common shares or ADSs or as proceeds from the sale of our common shares.

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

I. Subsidiary and Investee Information

Mirae held a shareholding interest in 29 companies as of December 31, 2005. Set forth below is a list of such companies and Mirae’s percentage of shareholding interest in them.

Company Name	Percentage
Mirae Online, Co., Ltd.	70.85
Korea Internet.com Co., Ltd.	87.38
GLD Co., Ltd.	80.00
Mirae America, Inc	50.00
AIO Corporation	21.63
Cyber Bank Co., Ltd	26.87
SoftForum Co., Ltd	7.51
MFORMA Inc.	0.46
On net Corporation	14.39
Intro System Co., Ltd.	15.16
JIT Corporation	3.65
Nara Vision Co., Ltd.	17.43
NetThru Co., Ltd.	9.87
Infinity Telecom Co., Ltd.	16.70
Korea Technology Transfer Center	8.40
Telefree Co., Ltd.	2.57
Streambox Korea Co., Ltd.	5.11
NeoBill Co., Ltd.	1.84
Mobens Co., Ltd.	15.09
Mirae (Hong Kong) Co., Ltd.	99.00
Linxtek Co., Ltd.	1.22
Seoul Venture Base Co., Ltd.	5.69
EON Group Co., Ltd.	1.33
CAMIS Co., Ltd.	0.26
YESS World Inc.	0.72
Sunwoo Information System Co., Ltd.	1.00
Dabonet Co., Ltd.	0.79
Digital Photo Corporation	0.93
Telinker Co., Ltd.	0.75

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

Equity Risk

As of December 31, 2005, we held interest-bearing Korean debt unit trusts comprised of Government, public and corporate bonds with a fair market value of approximately Won 295 million (US$292 thousand). The unit trusts bear interest at variable rates and generally have maturities of less than one year. The weighted average yield rate of the public and corporate bonds was 5% or a valuation gain of Won 15 million (US$15 thousand), on an investment of Won 280 million (US$277 thousand) in 2005. The unit trusts are not traded over any organized exchange in Korea, but are traded over the counter primarily by securities firms, investment trust companies and investment management companies. Fluctuations in the net asset value of these investments will fluctuate with changes in the value of the underlying securities.

The following table sets forth the costs and fair values of the above-discussed equity and debt securities as of December 31, 2005 and 2004:

	As of December 31,
	2005		2004
	Cost	Fair Value	Cost	Fair Value
	(Unit: in millions of Won)
Debt unit trusts	280	295	35	31
Equity securities	0	0	56	117

Interest Rate Risk

Our debt obligations consist of several short-term and long-term credit lines with both fixed and variable rates. As of December 31, 2005, the aggregate amount of borrowings we had under the short-term and long-term credit lines with variable interest rates was Won 49,010 million (US$48,525 thousand). We are subject to market risk exposure arising from changing interest rates. However, we have not entered into any interest rate risk hedging transactions as of December 31, 2005.

Foreign Currency Exchange Rate Risk

As a consequence of the growing emphasis on our overseas businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rate between the Korean Won and other major foreign currencies. The tables below summarizes information as of December 31, 2005 and December 31, 2004 on instruments and transactions that are sensitive to foreign currency exchange rates, including assets and liabilities denominated in U.S. dollars, Euros and Japanese Yen. The information in each table is presented in Korean Won equivalents, which is our reporting currency.

Foreign Currency Denominated Assets and Liabilities

Foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and the Korean Won are presented by denominated currency. All of these assets and liabilities are stated at fair value.

	As of December 31, 2005 Assets and Liabilities Denominated in
In Won Functional Currency	U.S.$	Euro	Yen
	(in millions)
Cash and cash equivalents	2,494	—	—
Accounts receivable	26,635	748	9
Accounts payables	67	—	257
Short-term borrowings	1,639	—	9,281
Long-term borrowings	5,598	—	—

	As of December 31, 2005 Assets and Liabilities Denominated in
In Won Functional Currency	U.S.$	Euro	Yen
	(in millions)
Cash and cash equivalents	2,969	—	—
Accounts receivable	15,983	—	10
Accounts payables	49	—	131
Short-term borrowings	10,937	—	10,007
Long-term borrowings	7,426	—	—

In 2004 and 2005, sales outside of Korea comprised 35.9% and 37.8%, respectively, of our total sales. As foreign exchange rates change, translation of the statements of operations of our international sales into Won affects year on year comparability. We use, from time to time, to a limited extent, currency forward contracts to reduce our foreign currency exchange rate risk exposure. We also purchase insurance with the Korea Export Insurance Corporation to hedge our foreign currency exchange risk exposure. As of December 31, 2005, we did not have any outstanding currency forward contracts.

ITEM 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have the responsibility for the evaluation of the effectiveness of our disclosure and control procedures and generally take all actions deemed necessary or desirable to ensure compliance with such procedures. An evaluation of the effectiveness of our disclosure controls and procedures was carried out under the supervision and with the participation of our management as at the reporting date prior to the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2005 pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934, or the Exchange Act. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer, in consultation with its accounting and other management team have concluded that the Company’s disclosure controls and procedures were not effective.

Our consolidated financial statements are prepared in the Korean language, are expressed in Korean Won and are prepared in accordance with generally accepted accounting principles in the Republic of Korea, or Korean GAAP, which differ in certain material respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. As a reporting company under the Exchange Act, our consolidated financial statements included in our annual report on Form 20-F describes certain significant differences between Korean GAAP and the U.S. GAAP and includes a reconciliation of certain Korean GAAP financial statement line items to U.S. GAAP.

We have identified certain material weaknesses in our accounting team’s ability to meet the financial reporting requirements of a public company in the United States. In particular, we have limited knowledge of specific U.S. GAAP issues, including certain new accounting pronouncements. In order to address the potential for a misstatement in our consolidated financial statements in future periods, we are considering dedicating additional resources in connection with our U.S. GAAP reconciliation task, including potentially hiring personnel with U.S. GAAP knowledge.

Furthermore, since we will be required under Section 404 of the Sarbanes-Oxley Act to provide annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments beginning with our annual report on Form 20-F for the year ending December 31, 2006, we have begun the process of putting in place a system of internal controls and procedures and we expect to have in place such systems as mandated by the Sarbanes-Oxley in a timely manner. In this connection, we engaged an international accounting firm to assist us in evaluating our current system of internal controls and procedures. The international accounting firm conducted a review of our system of internal controls and procedures and has provided us with a set of proposed measures to improve our system of internal controls, which we are in the process of implementing.

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

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth the total fees we paid to our independent registered public accounting firm, Deloitte Anjin LLC for the years ended December 31, 2005 and 2004:

	For the Year Ended December 31,
	2005		2004
	(In millions of Won)
Audit	(Won)	216	(Won)	120

Total		216		120

“Audit Fees” are the aggregate fees billed by Deloitte Anjin LLC in 2005 and 2004 for the audits of our consolidated annual financial statements and reviews of interim financial statements.

Pre-approval Policies and Procedures of Audit Committee of Independent Auditors’ Engagement

Our Audit Committee pre-approves all audit services to be provided by Deloitte Anjin LLC, our independent registered public accounting firm. Our Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent registered public accounting firm is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to us by our independent registered public accounting firm under the SEC and applicable law may not be pre-approved. In addition, prior to the granting of any pre-approval, our Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of our independent registered public accounting firm.

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

PART III

ITEM 17. Financial Statements

Not applicable. See Item 18 “Financial Statements” below.

ITEM 18. Financial Statements

See pages F-1 through F-49, incorporated herein by reference.

ITEM 19. Exhibits

Exhibit No.	Description

1.1	Articles of Incorporation, as amended (English translation)

4.1	Agreement on Assignment of Stocks and Management Control, dated January 27, 2005, by and between Mirae Corporation and Jung-Sil Kim

8.1	List of Subsidiaries

11.1	Code of Ethics*

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIRAE CORPORATION

By:	/s/ Soon Do Kwon
Name:	Soon Do Kwon
Title:	Chief Executive Officer and President

Date: June 30, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mirae Corporation

We have audited the accompanying consolidated balance sheets of Mirae Corporation (the “Company”) and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005 (all expressed in Korean won). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mirae Corporation and its subsidiaries at December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with financial accounting standards generally accepted in the Republic of Korea (“Korean GAAP”).

Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in note 2(a) to the accompanying consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of the Republic of Korea.

Accounting principles generally accepted in the Republic of Korea vary in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). Application of accounting principles generally accepted in the United States of America would have affected the determination of net income (loss) for the years ended December 31, 2003, 2004 and 2005 and the determination of shareholders’ equity and financial position as of December 31, 2004 and 2005 to the extent summarized in Notes 29 and 30 to the consolidated financial statements.

/s/ Deloitte Anjin LLC

Seoul, Korea

June 1, 2006

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2004 AND 2005

	In millions of Korean won				In thousands of U.S. dollars (Note 2) 2005
	2004		2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 15)	(Won)	14,955	(Won)	8,002	$7,922
Short-term financial instruments (Notes 5 and 14)		33,692		46,844	46,380
Trading securities (Note 2)		148		295	292
Accounts receivable - trade, net (Notes 2, 14, 15 and 23)		26,832		45,976	45,521
Accounts receivable - other, net (Notes 2, 14 and 15)		2,787		8,090	8,010
Inventories (Notes 2, 4, 8 and 14)		27,848		23,999	23,761
Accrued interest income		489		935	926
Advance payments and other, net (Notes 2, 8 and 14)		1,179		10,437	10,335

Total Current Assets		107,930		144,578	143,147

NON-CURRENT ASSETS:
Property, plant and equipment, net (Notes 2, 9, 24 and 26)		77,894		48,921	48,436
Intangible assets, net (Note 2)
Development costs		6,179		13,609	13,474
Other		1,670		1,963	1,944
Available-for-sale securities (Notes 2, 6 and 14)		2,339		5,977	5,918
Equity method investments (Notes 2, 7 and 14)		10,932		—	—
Long-term financial instruments (Note 5)		1,348		1,578	1,562
Guarantee deposits, net (Notes 2 and 14)		4,857		5,307	5,255
Long-term loans and other, net (Notes 2 and 8)		4,953		2,617	2,591

Total Non-Current Assets		110,172		79,972	79,180

TOTAL ASSETS	(Won)	218,102	(Won)	224,550	$222,327

(Continued)

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

DECEMBER 31, 2004 AND 2005

	In millions of Korean won				In thousands of U.S. dollars (Note 2) 2005
	2004		2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable - trade (Notes 14 and 15)	(Won)	9,350	(Won)	18,278	$18,097
Short-term borrowings (Notes 10 and 15)		38,839		42,454	42,034
Accounts payable - other (Note 14)		2,722		2,912	2,883
Advance receipts from customers		1,209		111	109
Dividends payable		1		1	1
Guarantee deposits payable		183		15	15
Allowance for loss on collateralized assets (Notes 14 and 25)		14,816		25,077	24,829
Reserve for product warranties (Note 2)		993		1,485	1,471
Current portion of long-term lease payable (Notes 2 and 11)		160		80	79
Current portion of long-term debts (Notes 2, 12 and 13)		2,237		791	783
Accrued expenses and other (Note 14)		2,272		2,387	2,364

Total Current Liabilities		72,782		93,591	92,665

LONG-TERM LIABILITIES:
Long-term borrowings (Notes 12 and 15)		10,739		5,765	5,707
Long-term guarantee deposits payable		2,401		123	121
Long-term lease payable (Notes 2 and 11)		—		240	238
Convertible bonds payable, net (Notes 2 and 13)		3,009		—	—
Deferred tax liabilities (Notes 2 and 21)		—		705	698
Accrued severance indemnities, net (Note 2)		2,571		2,280	2,258

Total Long-Term Liabilities		18,720		9,113	9,022

Total Liabilities		91,502		102,704	101,687

COMMITMENTS AND CONTINGENCIES (Note 25)

SHAREHOLDERS’ EQUITY:
Capital stock
Common stock - par value (Won)100 per share; issued and outstanding: 179 million shares and 184 million shares as of December 31, 2004 and 2005 (Note 16)		17,919		18,387	18,205
Capital surplus:
Additional paid-in capital (Notes 2 and 16)		127,914		130,737	129,443
Deficit:
Undisposed (Note 17)		(28,786)		(26,393)	(26,131)
Capital adjustments:
Treasury stock (Notes 2 and 18)		(4,344)		(2,379)	(2,355)
Stock options (Notes 2 and 27)		1,515		1,663	1,646
Other capital adjustment (Notes 2, 6 and 7)		11,538		(441)	(438)
Minority interest in equity of consolidated subsidiaries		844		272	270

Total Shareholders’ Equity		126,600		121,846	120,640

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	(Won)	218,102	(Won)	224,550	$222,327

See accompanying notes to consolidated financial statements.

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	In millions of Korean won, except for share and income (loss) per share data						In thousands of U.S. dollars, except for share and income (loss) per share data (Note 2) 2005
	2003		2004		2005
SALES (Notes 2, 14, 19, 23 and 24)	(Won)	95,053	(Won)	66,881	(Won)	106,305	$105,252

COST OF SALES (Notes 2 and 14)		(72,703)		(51,645)		(84,958)	(84,117)

GROSS PROFIT		22,350		15,236		21,347	21,135

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Notes 2, 14 and 20)		(27,973)		(22,657)		(21,475)	(21,263)

OPERATING LOSS (Note 24)		(5,623)		(7,421)		(128)	(128)

OTHER INCOME:
Interest income		1,861		1,212		2,151	2,130
Gain on disposal and valuation of trading securities		2,875		525		109	108
Gain on disposal and valuation of current portion of available-for-sale securities		4		—		—	—
Gain on disposal of available-for-sale securities		28,378		—		—	—
Gain on disposal of equity securities accounted for using the equity method (Note 6)		101		—		9,611	9,515
Foreign exchange and translation gains (Note 2)		796		1,300		3,428	3,394
Gain on disposal of property, plant and equipment		—		—		11,896	11,779
Other (Note 14)		2,795		2,187		618	612

		36,810		5,224		27,813	27,538

OTHER EXPENSES:
Interest expense		(2,160)		(1,907)		(2,075)	(2,055)
Donations		(99)		(1)		(39)	(39)
Foreign exchange and translation losses (Note 2)		(477)		(2,638)		(1,063)	(1,053)
Loss from valuation of inventories (Note 2)		(12,428)		—		—	—
Loss on disposal and valuation of trading securities		(328)		(165)		—	—
Loss on disposal and valuation of current portion of available-for-sale securities		(1)		(20)		—	—
Provision for other doubtful accounts (Note 2)		(1,746)		(1,101)		(5,565)	(5,510)
Loss on collateralized assets (Notes 14 and 25)		—		(14,816)		(10,261)	(10,159)
Loss from impairment of deferred development costs (Note 2)		(1,521)		(2,488)		—	—
Loss from impairment of available-for-sale securities (Note 2)		(1,343)		(169)		—	—

(Continued)

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	In millions of Korean won, except for share and income (loss) per share data						In thousands of U.S. dollars, except for share and income (loss) per share data (Note 2) 2005
	2003		2004		2005
Equity in losses of affiliates (Notes 2 and 7)		(7,953)		(4,468)		—	—
Loss on disposal of property, plant and equipment		—		—		(4,724)	(4,678)
Loss from impairment of property, plant and equipment (Notes 2 and 9)		—		—		(1,793)	(1,775)
Other (Note 14)		(2,215)		(1,949)		(1,049)	(1,036)

		(30,271)		(29,722)		(26,569)	(26,305)

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST		916		(31,919)		1,116	1,105

INCOME TAX EXPENSE (Notes 2 and 21)		18		—		—	—

INCOME (LOSS) BEFORE MINORITY INTEREST		898		(31,919)		1,116	1,105

MINORITY INTEREST IN NET LOSS OF CONSOLIDATED SUBSIDIARIES		1,626		265		1,284	1,271

NET INCOME (LOSS)	(Won)	2,524	(Won)	(31,654)	(Won)	2,400	$2,376

WEIGHTED AVERAGE NUMBER OF COMMON STOCK OUTSTANDING (In millions of shares) (Note 22)		160		178		178	178

INCOME (LOSS) PER SHARE (Note 22) (In Korean won and U.S. dollars)	(Won)	16	(Won)	(178)	(Won)	13	$0.013

See accompanying notes to consolidated financial statements.

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

							Capital Adjustments
(In millions of Korean won)	Common Stock		Capital Surplus		Retained Earnings (Deficit)		Treasury Stock		Stock Options		Other		Minority Interest in Equity of Consolidated Subsidiaries		Total Shareholders’ Equity
Balance, January 1, 2003	(Won)	12,464	(Won)	219,862	(Won)	(73,457)	(Won)	(4,814)	(Won)	357	(Won)	(911)	(Won)	21,385	(Won)	174,886
Net income		—		—		2,524		—		—		—		—		2,524
Additional issuance		2,493		22,611		—		—		—		—		—		25,104
Additional issuance without consideration		2,962		(2,962)		—		—		—		—		—		—
Treasury stock transactions		—		—		—		470		—		—		—		470
Loss on disposal of treasury stock		—		—		—		—		—		(113)		—		(113)
Stock compensation plans		—		—		—		—		356		—		—		356
Offsetting against deficit		—		(73,738)		73,738		—		—		—		—		—
Decrease in capital surplus and capital adjustment relating to disposal of available-for-sale securities		—		(24,628)		—		—		—		(332)		—		(24,960)
Decrease in capital surplus and capital adjustment relating to additional stock transactions by consolidated subsidiaries		—		(353)		—		—		—		125		—		(228)
Decrease in minority interest in equity of consolidated subsidiaries		—		—		—		—		—		—		(1,447)		(1,447)

Balance, December 31, 2003		17,919		140,792		2,805		(4,344)		713		(1,231)		19,938		176,592
Net loss		—		—		(31,654)		—		—		—		—		(31,654)
Reclassification of loss on disposal of treasury stock		—		—		(113)		—		—		113		—		—

(Continued)

				Capital Adjustments
(In millions of Korean won)	Common Stock	Capital Surplus	Retained Earnings (Deficit)	Treasury Stock	Stock Options	Other	Minority Interest in Equity of Consolidated Subsidiaries	Total Shareholders’ Equity
Stock compensation plans (Notes 2 and 27)	—	—	—	—	802	—	—	802
Adjustment for changes in consolidated subsidiaries	—	(12,878)	302	—	—	12,656	(19,137)	(19,057)
Increase in minority interest in equity of consolidated subsidiaries	—	—	—	—	—	—	43	43
Losses in excess of minority interest	—	—	(126)	—	—	—	—	(126)

Balance, December 31, 2004	17,919	127,914	(28,786)	(4,344)	1,515	11,538	844	126,600
Net income	—	—	2,400	—	—	—	—	2,400
Conversion of convertible bonds (Notes 13 and 16)	468	2,733	—	—	—	—	—	3,201
Disposal of equity securities accounted for using the equity method (Note 6)	—	—	—	—	—	(9,688)	—	(9,688)
Treasury stock transaction (Note 18)	—	—	—	1,965	—	—	—	1,965
Loss on disposal of treasury stock (Note 18)	—	—	—	—	—	(1,445)	—	(1,445)
Stock compensation plan (Notes 2 and 27)	—	—	—	—	340	—	—	340
Increase in capital surplus relating to transfer of stock option (Note 16)	—	192	—	—	(192)	—	—	—
Changes in capital adjustment relating to valuation of available-for-sale securities	—	—	—	—	—	(279)	—	(279)

							Capital Adjustments
(In millions of Korean won)	Common Stock		Capital Surplus		Retained Earnings (Deficit)		Treasury Stock		Stock Options		Other		Minority Interest in Equity of Consolidated Subsidiaries		Total Shareholders’ Equity
Decrease in capital surplus and capital adjustment relating to additional stock transactions by consolidated subsidiaries		—		(102)		—		—		—		(567)		—		(669)
Losses in excess of minority interest		—		—		(7)		—		—		—		—		(7)
Decrease in minority interest in equity of consolidated subsidiaries		—		—		—		—		—		—		(572)		(572)

Balance, December 31, 2005	(Won)	18,387	(Won)	130,737	(Won)	(26,393)	(Won)	(2,379)	(Won)	1,663	(Won)	(441)	(Won)	272	(Won)	121,846

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

				Capital Adjustments
	Common Stock	Capital Surplus	Retained Earnings (Deficit)	Treasury Stock	Stock Options	Other	Minority Interest in Equity of Consolidated Subsidiaries	Total Shareholders’ Equity
(In thousands of U.S. dollars) (Note 2)
Balance, December 31, 2004	$17,741	$126,648	$(28,501)	$(4,301)	$1,500	$11,423	$836	$125,346
Net income	—	—	2,376	—	—	—	—	2,376
Conversion of convertible bonds (Notes 13 and 16)	464	2,706	—	—	—	—	—	3,170
Disposal of equity securities accounted for using the equity method (Note 6)	—	—	—	—	—	(9,592)	—	(9,592)
Treasury stock transaction (Note 18)	—	—	—	1,946	—	—	—	1,946
Loss on disposal of treasury stock (Note 18)	—	—	—	—	—	(1,430)	—	(1,430)
Stock compensation plan (Notes 2 and 27)	—	—	—	—	336	—	—	336
Increase in capital surplus relating to transfer of stock option (Note 16)	—	190	—	—	(190)	—	—	—
Changes in capital adjustment relating to valuation of available-for-sale securities	—	—	—	—	—	(277)	—	(277)
Decrease in capital surplus and capital adjustment relating to additional stock transactions by consolidated subsidiaries	—	(101)	—	—	—	(562)	—	(663)
Losses in excess of minority interest	—	—	(6)	—	—	—	—	(6)
Decrease in minority interest in equity of consolidated subsidiaries	—	—	—	—	—	—	(566)	(566)

Balance, December 31, 2005	$18,205	$129,443	$(26,131)	$(2,355)	$1,646	$(438)	$270	$120,640

See accompanying notes to consolidated financial statements.

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	In millions of Korean won						In thousands of U.S. dollars (Note 2) 2005
	2003		2004		2005
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	(Won)	2,524	(Won)	(31,654)	(Won)	2,400	$2,376

Expenses not involving cash payments:
Depreciation and amortization		7,579		5,731		6,689	6,623
Loss from impairment of deferred development cost		1,521		2,488		—	—
Provision for severance indemnities		1,705		1,442		1,145	1,133
Provision for doubtful accounts		4,970		2,885		6,269	6,206
Loss on collateralized assets		—		14,816		10,261	10,159
Loss from valuation of inventories		12,428		1,946		565	559
Loss on disposal and valuation of trading securities		328		165		—	—
Loss on disposal and valuation of current portion of available-for-sale securities		1		20		—	—
Foreign currency translation loss		23		1,672		527	522
Equity in losses of affiliate		7,953		4,468		—	—
Loss from impairment of available-for-sale securities		1,343		169		—	—
Loss on disposal of property, plant and equipment		—		—		4,724	4,678
Loss from impairment of property, plant and equipment		—		—		1,793	1,775
Compensation cost related to stock options		356		802		339	336
Provision for warranty		—		1,913		1,509	1,494
Other		146		517		193	192

Sub-total		38,353		39,034		34,014	33,677

Income not involving cash receipts:
Foreign currency translation gain		(192)		(1,098)		(931)	(922)
Gain on disposal and valuation of trading securities		(2,875)		(525)		(109)	(108)
Gain on disposal and valuation of current portion of available-for-sale securities		(4)		—		—	—
Gain on disposal of available-for-sale securities		(28,378)		—		—	—
Gain on disposal of equity securities accounted for using the equity method		(101)		—		(9,611)	(9,515)
Gain on disposal of property, plant and equipment		—		—		(11,896)	(11,779)
Minority interest in net loss of consolidated affiliates		(1,626)		(265)		(1,284)	(1,271)
Other		(825)		(370)		(248)	(247)

Sub-total		(34,001)		(2,258)		(24,079)	(23,842)

Changes in assets and liabilities related to operating activities:
Accounts receivable - trade		(9,731)		(835)		(26,164)	(25,905)
Accounts receivable - other		(2,219)		(218)		(4,572)	(4,526)
Inventories		115		(20,144)		2,201	2,180
Accrued interest income		61		(398)		(446)	(442)

(Continued)

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	In millions of Korean won			In thousands of U.S. dollars (Note 2) 2005
	2003	2004	2005
Advance payments and other current assets	8,295	2,192	(8,518)	(8,434)
Accounts payable - trade	(2,108)	6,750	8,928	8,839
Accounts payable - other	335	(3)	55	54
Income taxes payable	13	—	—	—
Advance receipts from customers	(176)	1,063	(1,098)	(1,087)
Accrued expenses and other current liabilities	1,026	(1,269)	116	114
Provision warranty payments	—	—	(1,017)	(1,006)
Severance indemnity payments	(1,968)	(965)	(1,436)	(1,422)

Sub-total	(6,357)	(13,827)	(31,951)	(31,635)

Net cash provided by (used in) operating activities	519	(8,705)	(19,616)	(19,424)

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from disposal of property, plant and equipment	965	118	34,931	34,585
Decrease (increase) in short-term financial instruments	6,194	(23,537)	(13,152)	(13,022)
Decrease in long-term loans	235	806	803	796
Decrease in guarantee deposits	5,918	1,327	1,162	1,151
Decrease (increase) in trading securities, net	9,833	21,062	(38)	(37)
Decrease (increase) in current portion of available-for-sale securities, net	1,750	(17)	—	—
Acquisition of property, plant and equipment	(22,669)	(9,872)	(5,053)	(5,003)
Acquisition of available-for-sale securities	—	—	(1,233)	(1,221)
Proceeds from disposal of available-for-sale securities	4,206	—	—	—
Proceeds from disposal of equity securities accounted for using the equity method	—	—	9,010	8,921
Acquisition of equity securities valued using the equity method	(9,818)	—	—	—
Increase in long-term financial instruments, net	(348)	(384)	(230)	(228)
Increase in long-term loans	(8,966)	(173)	(36)	(36)
Decrease (increase) in investments and other non-current assets	1,693	809	(69)	(68)
Increase in guarantee deposits	(1,158)	(3,627)	(1,612)	(1,596)
Increase in deferred development costs	(2,884)	(6,239)	(8,201)	(8,120)
Increase (decrease) in long-term guarantee deposits payable	4,874	(1,032)	(2,445)	(2,422)

Net cash provided by (used in) investing activities	(10,175)	(20,759)	13,837	13,700

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in short-term borrowings	94	18,775	4,348	4,305
Increase in long-term borrowings	500	6,561	1,382	1,369
Increase in long-term lease payable	—	—	353	350
Issuance of convertible bonds payable	—	3,000	—	—
Issuance of common stock	25,103	—	—	—
Increase (decrease) in minority interest in equity of consolidated affiliate	180	9	706	700
Disposal of treasury stock	373	—	520	515

(Continued)

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	In millions of Korean won						In thousands of U.S. dollars (Note 2) 2005
	2003		2004		2005
Payment of short-term borrowings		(13,684)		—		—	—
Payment of current portion of long-term debt		—		(1,788)		(2,404)	(2,380)
Payment of current portion of long-term lease payable		(458)		(461)		(193)	(191)
Payment of long-term lease payable		—		(861)		—	—
Payment of long-term debt		—		—		(5,216)	(5,165)
Acquisition of treasury stock		(16)		—		—	—
Increase (decrease) in capital surplus and other capital adjustment		125		—		(670)	(664)

Net cash provided by (used in) financing activities		12,217		25,235		(1,174)	(1,161)

NET INCREASE IN CASH AND CASH EQUIVALENTS FROM CHANGES IN CONSOLIDATED SUBSIDIARIES		—		(2,385)		—	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		2,561		(6,614)		(6,953)	(6,885)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		19,008		21,569		14,955	14,807

CASH AND CASH EQUIVALENTS AT END OF YEAR	(Won)	21,569	(Won)	14,955	(Won)	8,002	$7,922

CASH PAID FOR INTEREST, NET OF AMOUNT CAPITALIZED	(Won)	2,041	(Won)	1,882	(Won)	2,056	$2,036

CASH PAID (REFUNDED) FOR INCOME TAXES	(Won)	(88)	(Won)	(141)	(Won)	55	$54

See accompanying notes to consolidated financial statements.

MIRAE CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Mirae Corporation (the “Company”) was incorporated in December 1990 under the laws of the Republic of Korea (“Korea”) and is currently engaged in the manufacture of semiconductor-related equipment including handlers, SMD placement systems for sale in domestic and overseas markets. The Company is also engaged in sale of telecommunication appliance from 2005. The Company’s common shares and American Depositary Shares (“ADSs”) are listed on the KRX Stock Market and the Nasdaq National Market, respectively. Each ADS represents two shares of common stock. As of December 31, 2005, the Company’s largest shareholder was Mr. Moon-Soul Chung, the Company’s former president, with a shareholding of 12.18% and, including his family members, 12.90%.

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

The financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and have been made at the rate of (Won)1,010 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 31, 2005. Such translations should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

b.	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all subsidiaries. Significant inter-company accounts and transactions have been eliminated in consolidation. Affiliates, over which the Company exercises significant influence, are accounted for using the equity method of accounting (see note 2(i)).

The Company’s consolidated subsidiaries and its equity method investees as of December 31, 2005 are as follows:

	Year of establishment	Ownership Percentage (%)	Remark
Mirae Online Co., Ltd. (“MOL”)	2000	70.85%	Consolidated
Korea Internet. Com. (“KIC”)	2000	87.38%	Consolidated
GLD Co., Ltd. (“GLD”)	1999	80.00%	Consolidated
Mirae America, Inc. (“Mirae America”)	2001	50.00%	Equity method
AIO Corporation (“AIO”)	1990	21.63%	Equity method
Cyber Bank Corporation (“Cyber Bank”)	1999	26.87%	Equity method

MOL was incorporated in March 2000 under the laws of Korea in order to engage in providing broadcasting program sending service and sale of broadcasting system integrated equipment. As of December 31, 2005, MOL is 70.85%-owned by the Company.

KIC was incorporated in July 2000 under the laws of Korea as a joint venture company between the Company and internet.com Corporation, a United States corporation, in order to provide e-business related information, real-time news, and information for internet professionals on the internet. As of December 31, 2005, KIC is 87.38%-owned by the Company.

GLD was incorporated in October 1999 under the laws of Korea in order to engage in development and sale of LCD(Liquid Crystal Display) related components and products. As of December 31, 2005, GLD is 80.00%-owned by the Company.

Mirae America was incorporated in February 2001 under the laws of United States of America as a joint venture company. Mirae America currently sells products manufactured by the Company and provides after-sales services for the products. Mirae America filed for voluntary liquidation and obtained a court order approving the voluntary liquidation on June 22, 2005. Mirae America has not conducted any business since such date.

AIO Corporation was incorporated in the United States of America in 1990 in order to design, manufacture and market silicon wafer cleaning systems, track systems and ancillary equipment.

Cyber Bank was incorporated in January 1999 under the laws of Korea in order to develop and manufacture telecommunication appliances, and develop total information system and software.

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

On January 1, 2004, the Company and its subsidiaries adopted SKAS No. 10, No. 12 and No. 13. SKAS No. 10, “Inventories” requires a loss from valuation of inventories, which were recorded as other expenses through 2003, to be presented in cost of sales. As a result, consolidated operating loss of the Company and its subsidiaries for the year ended December 31, 2004 increased by (Won)1,946 million, whilst the consolidated financial position as of December 31, 2004 and consolidated net loss for the year then ended remained the same.

On January 1, 2005, the Company and its subsidiaries adopted SKAS No. 15 through No. 17. In accordance with SKAS No. 16 ‘Income Taxes’, deferred income tax assets and liabilities are classified into current and non-current assets and liabilities according to the classification of related assets and liabilities in the financial statements. In addition, tax effects of capital adjustment items, such as gain or loss on valuation of available-for-sale securities, are directly adjusted to the related capital adjustment accounts. As a result, the changes above increased total liabilities as of December 31, 2005 by (Won) 705 million and decreased total shareholders’ equity as of December 31, 2005 by the same amount. Such adoption, however, did not have an effect on consolidated operating loss and net income of the Company and its subsidiaries for the year ended December 31, 2005.

e.	Revenue Recognition

Product sales are recognized upon final acceptance and passage of legal title and service revenue is recognized when the related service is rendered.

f.	Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

Activities in the allowance for doubtful accounts balances for the years ended December 31, 2004 and 2005 are as follows (in millions of Korean won):

	2004		2005
(Allowance for doubtful accounts receivable - trade)

Beginning balance	(Won)	17,414	(Won)	17,873
Provision (charged to selling, general and administrative expenses)		1,784		704
Changes in consolidated subsidiaries		(938)		—
Offset against uncollectible trade receivables		(387)		(2,299)

Ending balance	(Won)	17,873	(Won)	16,278

	2004		2005
(Allowance for doubtful advance payments, long-term loans and other)

Beginning balance	(Won)	9,394	(Won)	10,600
Provision (charged to other expenses)		1,101		5,565
Transfer from provision for guarantees and other		262		—
Changes in consolidated subsidiaries		(157)		—
Offset against uncollectible advance payments, long-term loans and other		—		(535)

Ending balance	(Won)	10,600	(Won)	15,630

g.	Inventories

Inventories are stated at the lower of cost, determined using the weighted average cost method (the specific identification method for inventories-in-transit), or net realizable value. During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at the end of the year. Through 2003, when the net realizable value of inventories was less than the carrying amount, the difference between the net realizable value and the carrying amount was charged to current operations as other expenses. Effective January 1, 2004, in accordance with the application of SKAS No. 10, “Inventories”, the Company recognizes such expense as cost of sales. For the years ended December 31, 2003, 2004 and 2005, loss from valuation of inventories recognized as other expenses or cost of sales totaled (Won)12,428 million, (Won)1,946 million and (Won)565 million, respectively.

h.	Securities (Except for securities accounted for using the equity method)

Debt and equity securities are initially stated at their acquisition costs (fair value of consideration paid) including incidental cost incurred in connection with acquisition of the related securities, determined using the weighted average method and divided into trading, available-for-sale and held-to-maturity securities depending on the acquisition purpose and nature. The following details the Company’s accounting for trading securities, held-to-maturity securities and available-for-sale securities, except for the equity securities accounted for using the equity method.

i)	Trading Securities

Debt and equity securities bought and held for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at their fair value and valuation gains or losses from trading securities are recorded in current earnings.

ii)	Held-to-maturity

Held-to-maturity securities are presented at acquisition cost after premiums or discounts for debt securities are amortized or accreted, respectively. The Company recognizes write-downs resulting from declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

iii)	Available-for-sale Securities

Debt and equity securities that do not fall under the classifications of trading or held-to-maturity securities are categorized as available-for-sale securities in the long-term asset section. However, if an available-for-sale security matures or is certain to be disposed of within one year from the balance sheet date, it is presented as a current asset.

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

If the value of impaired securities subsequently recovers and the recovery objectively relates to an event arising after the period when the impairment loss was recorded, such recovery is credited in current operations up to the previously recorded impairment losses. In connection with this policy, the Company recorded impairment losses of (Won)1,343 million, (Won)169 million and nil for the years ended December 31, 2003, 2004 and 2005, respectively.

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

Development costs which meet certain specific conditions such as new product development, technological feasibility, marketability and usefulness are deferred and amortized over five years, while all research and ordinary development costs are expensed as incurred. Amortization of deferred development costs commences when the related revenue or benefit is first realized. In addition, the amortization of deferred development costs and research and ordinary development expenses are classified as manufacturing or selling, general and administrative expenses depending on their nature.

During 2003 and 2004, the Company discontinued some of its research and development projects. As a result, the Company wrote off the related deferred development costs of (Won)1,521 million and (Won)2,488 million for the years ended December 31, 2003 and 2004, respectively.

Expenditures on research and development activities for the years ended December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

	2003		2004		2005		Remark
Research expenses	(Won)	1,053	(Won)	880	(Won)	216	Selling, general and administrative expenses
Ordinary development expenses		3,716		3,269		4,280	Cost of sales
Deferred development costs		2,884		6,238		8,201	Intangible assets

	(Won)	7,653	(Won)	10,387	(Won)	12,697

Changes in deferred development costs for the years ended December 31, 2004 and 2005 are as follows (in millions of Korean won):

	2004		2005
Beginning balance	(Won)	4,668	(Won)	6,179
Incurred		6,238		8,201
Change in consolidated subsidiaries		(1,751)		—
Amortized		(488)		(771)
Loss from impairment		(2,488)		—

Ending Balance	(Won)	6,179	(Won)	13,609

l.	Other Intangible Assets

Other intangible assets are stated at cost, less amortization, computed using the straight-line method over five to ten years.

m.	Stock Issuance Costs

Stock issuance costs are shown as a direct reduction to shareholders’ equity.

n.	Accounting for Impairment

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

Changes in accrued severance indemnities for the years ended December 31, 2004 and 2005 are as follows (in millions of Korean won):

	2004		2005
Beginning balance	(Won)	3,706	(Won)	2,571
Provision		1,442		1,145
Change in consolidated subsidiaries		(1,612)		—
Payments		(965)		(1,436)

Ending Balance	(Won)	2,571	(Won)	2,280

In addition, the Company and certain subsidiaries expect to pay the following future benefits for the next 10 years to their employees upon their normal retirement age as follows (in millions of Korean won):

Year ending December 31,
2006	(Won)	341
2007		101
2008		115
2009		241
2010		101
2011 ~ 2015		1,158

Total	(Won)	2,057

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

Through 2003, product warranty costs were expensed as incurred. Effective January 1, 2004, the estimated warranty costs are accrued at the time of sale based on historical experience and expected future costs.

s.	Income Taxes

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profits. Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary difference can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered.

Through 2004, deferred tax assets and liabilities are presented on the balance sheet as a single non-current net number. Effective January 1, 2005, deferred tax assets and liabilities are classified as current or non-current based on the classification of the related assets or liabilities for financial reporting, while deferred tax assets and liabilities are classified according to the expected reversal date of the specific temporary difference if they are not related to an asset or liability for financial reporting, including deferred tax assets related to carryforwards. Deferred tax assets and liabilities in the same current or non-current classification are offset if these relate to income tax levied by the government.

Income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax assets or liabilities. In addition, current tax and deferred tax is charged or credited directly to equity if the tax relates to items that are credited or charged directly to equity in the same or different period.

t.	Accounting for Foreign Currency Transactions

The Company and its subsidiaries maintain their accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated in the accompanying consolidated financial statements at the Base Rates announced by Seoul Money Brokerage Service, Ltd. on the balance sheet dates, which, for U.S. dollars, were (Won)1,043.80=$1.00 and (Won)1,013.00=$1.00, at December 31, 2004 and 2005, respectively. The resulting gains and losses arising from the translation or settlement of such assets and liabilities are included in current operations.

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

The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portion of the gains or losses on the hedging instruments are recorded as a separate component of shareholders’ equity and credited/charged to operations at the time the hedged transactions affect earnings, and the ineffective portion of the gains or losses is credited/charged immediately to operations. The Company has no outstanding derivative instruments as of December 31, 2004 and 2005.

3.	TRADING SECURITIES

Trading securities as of December 31, 2004 and 2005 are as follows (in millions of Korean won):

	Cost		Gross unrealized gains		Gross unrealized losses		Fair value (book value)
At December 31, 2004:
Equity securities	(Won)	56	(Won)	61	(Won)	—	(Won)	117
Debt securities		35		—		(4)		31

	(Won)	91	(Won)	61	(Won)	(4)	(Won)	148

At December 31, 2005:
Equity securities	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Debt securities		280		15		—		295

	(Won)	280	(Won)	15	(Won)	—	(Won)	295

Gross proceeds from the sale of trading securities were (Won)71,071 million, (Won)21,603 million and (Won)20,913 million for the years ended December 31, 2003, 2004 and 2005, respectively. The net realized gains (losses) arising from such sales were ((Won)1,757) million, ((Won)2,732) million and (Won)151 million for the years ended December 31, 2003, 2004 and 2005, respectively.

4.	INVENTORIES

Inventories as of December 31, 2004 and 2005 are as follows (in millions of Korean won):

	2004		2005
Merchandise	(Won)	6,906	(Won)	71
Finished goods		12,890		11,163
Work in-process		4,173		7,153
Raw materials		3,869		5,260
Inventories in-transit		10		352

	(Won)	27,848	(Won)	23,999

5.	RESTRICTED DEPOSITS

Restricted deposits as of December 31, 2004 and 2005 are as follows (in millions of Korean won):

	2004		2005		Remark
Short-term financial instruments	(Won)	32,182	(Won)	45,778	Collateral of letters of credit and other
Long-term financial instruments		705		893	Guarantee deposits for checking accounts and other

	(Won)	32,887	(Won)	46,671

6.	AVAILABLE-FOR-SALE SECURITIES

Available-for-sale securities as of December 31, 2004 and 2005 are as follows (in millions of Korean won):

	Ownership percentage (%)	Acquisition cost		Book value				Net asset value or fair value
	2005	2005		2004		2005		2005
(Available-for-sale securities in equity securities of listed company)
SoftForum (note a)	7.51%	(Won)	97	(Won)	—	(Won)	2,405	(Won)	2,405

(Available-for-sale securities in equity securities of non-listed companies)
MFORMA	0.46%		1,233		—		1,233		1,233
On-net Corporation (note b)	14.39%		795		459		459		393
Intro System (note b)	15.16%		500		—		—		—
JIT Corporation (note b)	3.65%		100		—		—		—
Nara Vision (note b)	17.43%		3,500		151		151		230
NetThru (note b)	9.87%		296		24		24		129
Infinity Telecom (note b)	16.70%		500		62		62		128
Korea Technology Transfer Center (note c)	8.40%		1,500		1,500		1,500		1,438
TeleFree (note b)	2.57%		504		62		62		17
Streambox Korea (note b)	5.11%		1,500		—		—		—
NeoBill Co., Ltd. (note b)	1.84%		225		—		—		—
Mobens Co., Ltd. (note b)	15.09%		1,000		—		—		—
Mirae (Hong Kong) Co., Ltd.	99.00%		2		2		2		2
Linxtek (note b)	1.22%		28		—		—		—
Seoul Venture (note b)	5.69%		80		—		—		—
EON Group (note b)	1.33%		13		—		—		—
CAMIS Co., Ltd. (note c)	0.26%		10		10		10		17
YESS World Inc. (note c)	0.72%		20		20		20		14
Sunwoo Information System (note b)	1.00%		10		—		—		—
Dabonet Co., Ltd. (note c)	0.79%		8		8		8		9
Digital Photo Corp. (note c)	0.93%		5		5		5		11
Telinker (note b)	0.75%		22		6		6		6

Sub-total			11,851		2,309		3,542		3,627

(Available-for-sale securities in debt securities)
Public Bonds			30		30		30		30
Cen21 Co., Ltd. (note b)			250		—		—		—
Mobens Co., Ltd. (note b)			1,000		—		—		—

Sub-total			1,280		30		30		30

Less: current portion					—		—		—

Long-term portion					30		30		30

Total long-term portion of available-for-sale securities				(Won)	2,339	(Won)	5,977	(Won)	6,062

(note a)	On March 24, 2005, the Company sold 2,726,800 shares of 3,328,840 shares of SoftForum held by the Company for a total selling price of (Won)9,010 million to a third party and the Company’s ownership percentage decreased to 7.51%. As a result, the investment in SoftForum was reclassified to available-for-sale securities during the year ended December 31, 2005. Upon disposal, the Company eliminated the proportional capital adjustment applicable to the shares disposed totaling (Won)9,688 million and recorded a gain on disposal of equity securities accounted for using the equity method of (Won)9,611 million. In addition, the residual shares of SoftForum held by the Company as of December 31, 2005 have been pledged as collateral to the party who acquired SoftForum’s common shares from the Company in accordance with the related sale agreement.
(note b)	The carrying values of investments were adjusted to the relevant net asset value of each investee or fully written down where the decline in net asset value is not deemed to be temporary.
(note c)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost.

Information with respect to available-for-sale debt securities at December 31, 2004 and 2005 is as follows (in millions of Korean won):

	Cost (amortized cost)		Gross unrealized gains		Gross unrealized losses		Impairment losses		Fair Value (book value)
At December 31, 2004:
Debt securities	(Won)	1,698	(Won)	—	(Won)	—	(Won)	1,250	(Won)	448

At December 31, 2005:
Debt securities	(Won)	1,280	(Won)	—	(Won)	—	(Won)	1,250	(Won)	30

The aggregate carrying amount of the Company’s cost method investments at December 31, 2005 totaled (Won)3,542 million and were not evaluated for impairment because (a) the Company did not estimate the fair value of those investments and (b) the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments.

7.	EQUITY METHOD INVESTMENTS

Equity method investments as of December 31, 2004 and 2005 are as follows (in millions of Korean won):

	Ownership percentage (%)	Acquisition cost		Book value				Net asset value
	2005	2005		2004		2005		2005
SoftForum (note a)	—	(Won)	—	(Won)	10,932	(Won)	—	(Won)	—
Mirae America (note b)	50.00%		126		—		—		—
AIO Corporation preferred stock (note c)	21.63%		3,513		—		—		—
Cyber Bank (note d)	26.87%		11,750		—		—		—

Total		(Won)	15,389	(Won)	10,932	(Won)	—	(Won)	—

(note a)	During the year ended December 31, 2005, investment in SoftForum was reclassified to available-for-sale securities due to disposal.
(note b)	As of December 31, 2004 and 2005, Mirae America has a net equity deficit.
(note c)	The carrying value was fully written down in 2001 since the Company’s management believes that there is uncertainty relating to AIO Corporation’s ability to continue as a going concern and the recoverability of the carrying value was remote.
(note d)	From 2003, the investment in Cyber Bank was accounted for using the equity method as the Company acquired additional common shares of Cyber Bank for the year ended December 31, 2003 and the ownership percentage in Cyber Bank increased to 28.24%, including the investment made by SoftForum of 1.46% as of December 31, 2003. However, the ownership percentage as of December 31, 2004 decreased to 26.87% due to the exclusion of SoftForum from consolidation. In addition, Cyber Bank has a net equity deficit as of December 31, 2004 and 2005.

Changes in securities accounted for using the equity method of accounting for the years ended December 31, 2004 and 2005 are as follows (in millions of Korean won):

	Mirae America		AIO Corporation		Cyber Bank		Soft Forum
At January 1, 2004	(Won)	—	(Won)	—	(Won)	2,173	(Won)	—
Change in consolidated subsidiary		—		—		(107)		13,308
Equity in losses of affiliates		—		—		(2,066)		(2,402)
Valuation gain on equity securities accounted for using the equity method of accounting (capital adjustments)		—		—		—		26

At December 31, 2004		—		—		—		10,932
Disposal		—		—		—		(8,953)
Transfer to available-for-sale securities		—		—		—		(1,979)

At December 31, 2005	(Won)	—	(Won)	—	(Won)	—	(Won)	—

8.	SHORT-TERM AND LONG-TERM LOANS TO EMPLOYEES

Short-term and long-term loans to employees as of December 31, 2004 and 2005 are (Won) 1,599 million and (Won)751 million, respectively.

9.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2004 and 2005 are as follows (in millions of Korean won):

	Useful lives (years)	2004		2005
Land	—	(Won)	15,375	(Won)	8,890
Buildings and structures	5 ~ 60		55,970		32,689
Machinery	4 ~ 10		8,170		12,315
Vehicles	5 ~ 6		890		829
Tools, furniture and fixtures	4 ~ 10		30,799		32,140
Construction-in-progress			6,496		3,691

Total			117,700		90,554
Less accumulated depreciation			(39,806)		(41,633)

Net		(Won)	77,894	(Won)	48,921

Changes in net book value of property, plant and equipment for the years ended December 31, 2004 and 2005 are as follows (in millions of Korean won):

	Land		Building and structures		Machinery		Vehicles		Tools, furniture and fixtures		Construction -in-progress		Total
January 1, 2004	(Won)	25,700	(Won)	55,721	(Won)	3,502	(Won)	329	(Won)	5,804	(Won)	—	(Won)	91,056
Purchases		—		652		753		251		1,720		6,496		9,872
Disposals		—		—		—		(33)		(58)		—		(91)
Changes in consolidated subsidiaries		(10,325)		(7,206)		241		(22)		(686)		—		(17,998)
Depreciation		—		(1,452)		(811)		(170)		(2,512)		—		(4,945)

December 31, 2004		15,375		47,715		3,685		355		4,268		6,496		77,894
Purchases		—		43		952		8		2,068		1,982		5,053
Disposals		(6,485)		(21,244)		—		(24)		(6)		—		(27,759)
Transfer (note a)		—		422		5,257		—		189		(4,786)		1,082
Depreciation		—		(978)		(2,049)		(127)		(2,402)		—		(5,556)
Impairment loss		—		—		(1,788)		—		(5)		—		(1,793)

December 31, 2005	(Won)	8,890	(Won)	25,958	(Won)	6,057	(Won)	212	(Won)	4,112	(Won)	3,692	(Won)	48,921

(note a)	MOL reclassified certain portion of inventories to machinery and tools, furniture and fixtures amounting to (Won)1,082 million due to change in purpose and nature.

The Korean government’s declared standard value of land compared to the book of land owned as of December 31, 2004 and 2005 is as follows (in millions of Korean won):

	2004		2005
Standard value	(Won)	19,928	(Won)	12,068
Book value		15,375		8,890

A certain portion of the Company’s land and buildings is pledged as collateral for the Company’s short-term borrowings, bonds and long-term borrowings up to (Won)8,000 million with Korea Exchange Bank and (Won)9,000 million and US$24,900 thousand with Korea Development Bank.

10.	SHORT-TERM BORROWINGS

Short-term borrowings as of December 31, 2004 and 2005 are as follows (in millions of Korean won):

Lender	Annual interest rate (%)	2004		2005
Korea Exchange Bank	1.00 ~ 7.39	(Won)	11,302	(Won)	8,729
Korea Development Bank	4.55 ~ 6.10		19,882		27,010
Shinhan Bank	4.47 ~ 7.11		6,755		6,715
Woori Bank	—		800		—
Other	—		100		—

Total		(Won)	38,839	(Won)	42,454

11.	LEASED PROPERTY AND LIABILITIES UNDER CAPITAL LEASES

Lease payables as of December 31, 2004 and 2005 are as follows (in millions of Korean won):

Leasing company	2004		2005
KDB Capital Co.	(Won)	160	(Won)	—
GE Capital Co.		—		320
Less: payable within 1 year		(160)		(80)

Long-term portion	(Won)	—	(Won)	240

Leased property under capital leases as of December 31, 2004 and 2005 are as follows (in millions of Korean won):

	2004				2005
	Tools, furniture and fixtures		Machinery		Tools, furniture and fixtures		Machinery
Acquisition cost	(Won)	799	(Won)	119	(Won)	353	(Won)	—
Accumulated depreciation		(799)		(33)		(35)		—

Net book value	(Won)	—	(Won)	86	(Won)	318	(Won)	—

12.	LONG-TERM BORROWINGS

Long-term borrowings denominated in Korean won as of December 31, 2004 and 2005 are as follows (in millions of Korean won):

Lender	Annual interest rate (%)	2004		2005
Korea Development Bank	—	(Won)	4,063	(Won)	—
Korea Exchange Bank	3.03%		500		333

Sub-total			4,563		333
Less current portion			(1,250)		(166)

Total		(Won)	3,313	(Won)	167

Long-term borrowings denominated in foreign currency as of December 31, 2004 and 2005 are as follows (in thousands of U.S. dollars):

Lender	Annual interest rate (%)	2004		2005
Korea Development Bank	3.92%~6.56%	US$	8,060	US$	6,142
Less current portion			(946)		(615)

Total		US$	7,114	US$	5,527

Current portion of equivalent in Korean won		(Won)	987	(Won)	625

Long-term portion of equivalent in Korean won		(Won)	7,426	(Won)	5,598

The future maturities of long-term borrowings at December 31, 2005 are as follows (in millions of Korean won and thousands of U.S. dollars):

Year ending December 31,	Long-term borrowings in Korean won		Long-term borrowings in foreign currency		Equivalent in Korean won		Total
2006	(Won)	166	US$	615	(Won)	625	(Won)	791
2007		167		1,228		1,244		1,411
2008		—		1,228		1,244		1,244
2009		—		1,228		1,244		1,244
2010 and after		—		1,843		1,866		1,866

Total	(Won)	333	US$	6,142	(Won)	6,223	(Won)	6,556

13.	CONVERTIBLE BONDS PAYABLE

Details of the convertible bonds payable as of December 31, 2004 are as follows (in millions of Korean won):

	Maturity	Annual coupon rate	2004
1st non-guaranteed convertible bonds	December 14, 2007	1.5%	(Won)	3,000
Add: premium on bonds				632
Less: Conversion right adjustments				(623)

Net			(Won)	3,009

The details of the above convertible bonds are as follows:

•	Issuance date: December 14, 2004

•	Face value: (Won)3,000 million

•	Interest payment: every three months after issuance

•	Yield to maturity: 7.8% per annum (for bonds not converted, 121.44% of principal will be due at maturity)

•	Conversion price: (Won)640 per share

•	Class of stocks to be issued: common stock

•	Conversion period: From December 14, 2005 through December 13, 2007

Convertible bonds payable is converted to common stock at (Won)640 per share on December 26, 2005. As a result, the Company’s common stock increased by 4,687,500 shares.

14.	RELATED PARTY TRANSACTIONS

Detailed related party transactions for the years ended December 31, 2003, 2004 and 2005 and account balances as of December 31, 2004 and 2005 are as follows (in millions of Korean won):

(1) Transactions with affiliates which are accounted for using the equity method

	2003		2004		2005
Sales to:
Mirae America	(Won)	58	(Won)	1,351	(Won)	17
Cyber Bank		7,494		530		227

Total		7,552		1,881		244

Purchase from Cyber Bank		—		5,074		12,194

Other income (expense) from (to):
Mirae America		(289)		(135)		—
Cyber Bank		—		15		11

Total		(289)		(120)		11

Acquisition of available-for-sale securities from Cyber Bank		—		—		1,233

Acquisition of equity securities valued using the equity method accounting Cyber Bank		10,000		—		—

(2) Account balances with affiliates, which are accounted for using the equity method

	2004		2005
(Assets)
Accounts receivable – trade:
Mirae America	(Won)	2,266	(Won)	—
Cyber Bank		5,929		5,178

Sub – total		8,195		5,178

Accounts receivable - other from Cyber Bank		3		14,468

Advance payments to Mirae America		800		—

Guarantee deposits from SoftForum		386		—

Total	(Won)	9,384	(Won)	19,646

(Liabilities)
Accrued expenses to Mirae America	(Won)	135	(Won)	—

In 2004, SoftForum was changed to an affiliate of the Company accounted for using the equity method from a consolidated subsidiary. During 2005, SoftForum was excluded from an affiliate of the Company due to disposal of shares.

(3) Transactions with other related parties

	2003		2004		2005
Sales to Mirae Hong Kong	(Won)	1,063	(Won)	1,143	(Won)	3,270

Purchase of property and equipment and intangible assets from Testech		7		—		—

Other income from Testech		10		—		—

Purchases from Testech		460		—		—

Other expense to Testech		3		—		—

Other expense to MR Tech		—		33		—

In 2004, Testech became a non-related party because the executive serving both the Company and Testech through 2003 resigned from the Company; and MR Tech was also changed to a non-related company due to the disposal of investments in SoftForum.

(4) Account balances with other related parties

	2004		2005
(Assets)
Accounts receivable - trade from Mirae Hong Kong	(Won)	785	(Won)	2,792

(Liabilities)
Accounts payable – other
Mirae Hong Kong		62		—
MR Tech		3		—

Total	(Won)	65	(Won)	—

(5) Collateral Provided for the Related Parties

As of December 31, 2005, the Company provided collateral for its related parties as follows (in millions of Korean won):

Company	Assets pledged	Amount		Remark
Cyber Bank	Short-term financial instruments	(Won)	23,000	Repayment of borrowings

For the years ended December 31, 2004 and 2005, the Company provided allowance for loss on collateralized assets totaling (Won)14,816 million and (Won)8,184 million, respectively, in connection with the collateral provided for Cyber Bank as the management believed that such collateral would probably be used to repay on behalf of Cyber Bank.

In addition, as of December 31, 2005, allowance for doubtful accounts receivable - trade and other from Cyber Bank amounted to (Won)5,178 million and (Won)5,583 million, respectively.

15.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The details of monetary assets and liabilities denominated in foreign currencies as of December 31, 2004 and 2005 are as follows (in millions of Korean won, thousands of U.S. dollars, Euros, and Japanese yens):

	Foreign currencies
	2004		2005
Cash and cash equivalents	US$	2,844	US$	2,462
Accounts receivable – trade	US$	15,313	US$	26,057
’’		¥994		¥994
’’	EUR	—	EUR	623
Accounts receivable – other	US$	—	US$	237
Accounts payable – trade	US$	47	US$	1
’’		¥12,913		¥29,856
Accounts payable – other	US$	—	US$	65
Short-term borrowings	US$	9,533	US$	1,002
’’		¥988,719		¥1,079,366
Current portion of long-term debt	US$	946	US$	616
Long-term borrowings	US$	7,114	US$	5,526

	Korean won equivalent
	2004		2005
Cash and cash equivalents	(Won)	2,969	(Won)	2,494
Accounts receivable – trade		15,983		26,395
’’		10		9
’’		—		748
Accounts receivable – other		—		240
Accounts payable – trade		49		1
’’		131		257
Accounts payable – other		—		66
Short-term borrowings		9,950		1,015
’’		10,007		9,281
Current portion of long-term debt		987		624
Long-term borrowings		7,426		5,598

16.	CAPITAL STOCK AND CAPITAL SURPLUS

The Company’s capital stock consists entirely of common stock. The par value and the number of shares authorized, issued and outstanding as of December 31, 2004 and 2005 are as follows:

	2004		2005
Par value (in Korean won)	(Won)	100	(Won)	100

Authorized shares		351,000,000		351,000,000
Issued shares		179,186,000		183,873,500
Outstanding shares, net of treasury stock		177,711,861		183,066,161

Changes in capital stock and additional paid-in capital in 2004 and 2005 are as follows (in millions of Korean won except for share data):

	Numbers of shares issued	Capital stock		Additional paid-in capital
At January 1, 2004	179,186,000	(Won)	17,919	(Won)	140,792

Changes in consolidated subsidiaries	—		—		(12,878)

At December 31, 2004	179,186,000		17,919		127,914

Conversion of convertible bonds payable (note a)	4,687,500		468		2,733
Increase in capital surplus relating to transfer of stock compensation plan (note b)	—		—		192
Decrease in capital surplus relating to additional stock transactions by consolidated subsidiaries (note c)	—		—		(102)

At December 31, 2005	183,873,500	(Won)	18,387	(Won)	130,737

(note a)	Convertible bonds payable is converted to common stock at (Won)640 per share on December 26, 2005. As a result, the Company’s common stock increased by 4,687,500 shares.
(note b)	The Company transferred (Won) 192 of stock option recorded as capital adjustment to additional paid-in capital due to cancellation after agreed service period.
(note c)	MOL issued 400,000 additional shares for (Won)5,000 per share to the Company in July 2005. As a result of such issuance, the Company’s equity ownership in MOL increased from 67.47% to 70.85% and the Company’s investment cost exceeding its proportionate share of net asset value of (Won)102 million was deducted from additional paid-in capital.

17.	RETAINED EARNINGS (DEFICIT)

Changes in unappropriated retained earnings (undisposed deficit) for the years ended December 31, 2004 and 2005 are as follows (in millions of Korean won):

	2004		2005
Unappropriated retained earnings (undisposed deficit) at beginning of the year	(Won)	2,805	(Won)	(28,786)
Changes in unappropriated retained earnings:
Change in consolidated subsidiaries		302		—
Losses in excess of minority interest		(126)		(7)

Sub-total		176		(7)
Transfers from appropriated reserves or disposition of deficit:
Reclassification of loss on disposal of treasury stock		(113)		—
Net income (loss)		(31,654)		2,400

Undisposed deficit to be carried forward to the following year	(Won)	(28,786)	(Won)	(26,393)

18.	TREASURY STOCK

As of December 31, 2005, the Company holds 807,339 shares of treasury stock (book value: (Won)2,379 million) purchased in order to stabilize the market price of its stock. For the year ended December 31, 2005, the Company sold 666,800 shares for (Won) 520 million and a loss from disposal of treasury stock amounting to (Won) 1,445 million was deducted from other capital adjustments. Changes in treasury stock during the years ended December 31, 2004 and 2005 are as follows (in millions of Korean won except for share data):

	Number of treasury stock	Carrying amount
At January 1, 2004 and December 31, 2004	1,474,139	(Won)	4,344

Disposal of treasury stock	(666,800)		(1,965)

At December 31, 2005	807,339	(Won)	2,379

The Company intends to sell its treasury stock in the market in the future. No dividends will be paid on treasury stock.

19.	SALES

Details of sales for the years ended December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

	2003		2004		2005
Handlers and components	(Won)	44,184	(Won)	33,523	(Won)	50,383
SMD placement systems		19,201		24,299		33,458
Security solutions products and services (note a)		17,189		—		—
Telecommunication appliance (note b)		—		—		13,563
Other		14,479		9,059		8,901

	(Won)	95,053	(Won)	66,881	(Won)	106,305

(note a)	Because SoftForum was excluded from consolidation from 2004, the related security solutions products and services revenue was also eliminated from the above table.
(note b)	The Company started telecommunication appliance sales business in 2005.

20.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The details of selling, general and administrative expenses for the years ended December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

	2003		2004		2005
Salaries	(Won)	9,668	(Won)	7,137	(Won)	7,527
Commissions		4,370		3,356		3,606
Travel		810		879		1,087
Depreciation		2,699		1,785		1,757
Entertainment		1,179		536		551
Advertising		1,035		976		583
Research and development		1,053		880		216
Product warranty		86		1,912		1,509
Bad debts		3,224		1,784		704
Other		3,849		3,412		3,935

	(Won)	27,973	(Won)	22,657	(Won)	21,475

21.	INCOME TAXES

The following is a reconciliation between financial accounting income and taxable income, together with a computation of income taxes for the years ended December 31, 2003, 2004 and 2005 (in millions of Korean won):

	2003		2004		2005
Income (loss) before income taxes and minority interest	(Won)	916	(Won)	(31,919)	(Won)	1,116
Additions (deductions):
Provision for severance indemnities		(540)		272		(175)
Loss from valuation of inventories		(7,692)		(10,465)		368
Entertainment expenses		921		260		445
Accrued interest income		60		(388)		(457)
Gain (loss) on valuation of trading securities		(3,238)		396		(233)
Net loss (income) of consolidated affiliate		402		(172)		(533)
Provision for doubtful accounts		10,534		16,891		14,035
Depreciation		—		—		840
Loss from impairment of deferred development costs		(2,466)		(403)		—
Loss from impairment of available-for-sale securities		1,343		169		—
Equity in losses of affiliate		(15,484)		5,826		1,529
Provision for product warranties		—		—		1,485
Loss on disposal of treasury stock		—		—		(1,445)
Other		1,229		581		421

Total		(14,015)		(19,952)		17,396
Add back - Net operating loss carryforwards (note a)		14,119		19,952		—
Cumulative operating loss carryforwards		—		—		(17,396)

Net taxable income		104		—		—

Corporate income taxes at statutory Korean corporate income tax rates of 25% (note b)		16		—		—
Tax credit for technology and human resource development and capital investments		—		—		—

Corporate income taxes payable		16		—		—
Resident surtax payable		2		—		—

Total income taxes payable	(Won)	18	(Won)	—	(Won)	—

(note a)	In Korea, there is no tax payment system based on consolidated taxable income (or loss). Increase in net operating loss carryforwards of the Company and subsidiaries, which have no tax liabilities due to the net operating loss, for the years ended December 31, 2003 and 2004, were added to show taxable income for subsidiaries with tax liabilities.
(note b)	Pursuant to a revision in the Korean Corporate Income Tax Law, statutory corporate income tax rate is changed from current 27% to 25%, effective January 1, 2005.

The provision for income taxes for the years ended December 31, 2003, 2004 and 2005 consists of the following (in millions of Korean won):

	2003		2004		2005
Currently payable	(Won)	18	(Won)	—	(Won)	—
Deferred		—		—		—

Income tax expense	(Won)	18	(Won)	—	(Won)	—

The difference between income tax expense computed using the statutory income tax rate and the recorded income tax expense for the years ended December 31, 2003, 2004 and 2005 is attributable to the following (in millions of Korean won):

	2003		2004		2005
Income tax expense (benefit) at statutory income tax rate of 25%	(Won)	247	(Won)	(8,618)	(Won)	279
Resident surtax		25		(862)		28
Tax effect of permanent differences		729		249		(159)
Change in valuation allowance		(4,748)		8,919		(161)
Change in income tax rate		3,551		—		—
Other		214		312		13

Recorded income tax expense	(Won)	18	(Won)	—	(Won)	—

The tax effects of each type of temporary difference, net operating loss carryforwards and tax credit carryforwards that gave rise to a significant portion of the deferred income tax assets at December 31, 2004 and 2005 are as follows (in millions of Korean won):

	2004		2005
Current:
Accrued interest income	(Won)	(131)	(Won)	(257)
Gain (loss) on valuation of trading securities		60		(4)
Loss from valuation of inventories		323		424
Provision for product warranties		—		409

Sub-total		252		572

Non-current portion:
Provision for severance indemnities		401		376
Net operating loss carryforwards (note a)		26,190		24,601
Net loss of consolidated subsidiaries		4,167		306
Tax credit carryforwards (note a)		7,328		7,328
Deferred development costs		1,477		1,477
Impairment loss from available-for-sale securities		3,626		3,626
Equity in losses of affiliate		7,961		8,704
Depreciation		254		628
Provision for doubtful accounts		12,349		16,225
Other		19		20

Sub-total		63,772		63,290

Total deferred income tax assets		64,024		63,863

Valuation allowance (note b)		(64,024)		(63,863)

Deferred income tax liabilities for gain on valuation of available-for-sale securities (capital adjustment) (note c)		—		(705)

Net deferred income tax assets (liabilities)	(Won)	—	(Won)	(705)

(note a)	At December 31, 2005, the Company and subsidiaries had tax credit carryforwards for tax purposes relating to technology and human resource development and capital investments, of which (Won)2,536 million will expire in 2006, (Won)3,369 million in 2007 and (Won)1,423 million in 2008. The Company and subsidiaries also had net operating loss carryforwards, of which (Won)6,710 million will expire in 2006, (Won)44,895 million in 2007, (Won)16,987 million in 2008, (Won)18,512 million in 2009 and (Won)2,354 million in 2010, respectively.
(note b)	A full valuation allowance has been provided for deferred income tax assets as of December 31, 2005 and 2004 since the Company’s management believes that the realization of the deferred tax assets is uncertain.
(note c)	In accordance with SKAS No. 16, the Company recorded income tax effect amounting to (Won)705million for gain on valuation of available-for-sale securities as deferred tax liabilities as of December 31, 2005.

22.	INCOME (LOSS) PER COMMON SHARE

Net income (loss) per common share for the years ended December 31, 2003, 2004 and 2005 are computed as follows (in millions of Korean won, except for share data):

	2003		2004		2005
Net income (loss)	(Won)	2,524	(Won)	(31,654)	(Won)	2,400
Weighted average number of shares outstanding (note a)		159,684,809		177,711,861		178,042,575

Basic net income (loss) per common share (in Korean won)	(Won)	16	(Won)	(178)	(Won)	13

(note a)	Weighted average number of shares outstanding for the years ended December 31, 2003, 2004 and 2005 is calculated as follows:

2003

	Number of shares (note b)	Days	Weighted number of shares
Beginning balance	157,217,552	365	57,384,406,379
Treasury stock	(2,220,061)	365	(810,322,377)
Disposal of treasury stock	252,280	331	83,504,579
”	126,140	329	41,500,010
Additional issuance	22,350,090	71	1,586,856,393
Acquisition of treasury stock	(14,139)	70	(989,730)

Total	177,711,861		58,284,955,254

			÷365

Weighted average number of shares			159,684,809

(note b)	The Company’s number of shares was retrospectively recalculated considering the effect (5.12%) of additional issuance with consideration in 2003 which were issued less than fair value, and 20% stock dividends in 2003.

2004

	Number of shares	Days	Weighted number of shares
Beginning balance	179,186,000	366	65,582,076,000
Treasury stock	(1,474,139)	366	(539,534,874)

Total	177,711,861		65,042,541,126

			÷366

Weighted average number of shares			177,711,861

2005

	Number of shares	Days	Weighted number of shares
Beginning balance	179,186,000	365	65,402,890,000
Treasury stock	(1,474,139)	365	(538,060,735)
Disposal of treasury stock	666,800	174	116,023,200
Conversion of convertible bonds payable (note c)	4,687,500	1	4,687,500

Total	183,066,161		64,985,539,965

			÷365

Weighted average number of shares			178,042,575

(note c)	The Company regarded that convertible bonds payable converted at December 31, 2005 in accordance with conversion condition.

Diluted income (loss) per share for the years ended December 31, 2003, 2004 and 2005 is not presented as stock options and convertible bonds have anti-dilutive effect.

23.	CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

A substantial portion of the Company and its subsidiaries’ sales for the years ended December 31, 2003, 2004 and 2005 are made to customers in the semiconductor industry. Details of customers accounting for 10% or more of the Company and its subsidiaries’ sales are as follows (in millions of Korean won):

Customers	2003		2004		2005
Hynix Semiconductor Co., Ltd.	(Won)	17,151	(Won)	10,500	(Won)	19,610
SanDisk		14,860		6,931		14,295
Other		63,042		49,450		72,400

	(Won)	95,053	(Won)	66,881	(Won)	106,305

The related accounts receivable balances from the above major customers as of December 31, 2004 and 2005 are as follows (in millions of Korean won):

Customers	2004		2005
Hynix Semiconductor Co., Ltd.	(Won)	417	(Won)	535
SanDisk		742		8,453
Other		43,546		53,266

Total		44,706		62,254
Allowance for doubtful accounts		(17,873)		(16,278)

Net	(Won)	26,832	(Won)	45,976

24.	SEGMENT INFORMATION

a.	Export Sales

The Company had foreign export sales amounting to 31.36%, 35.94% and 37.76% of total sales for the years ended December 31, 2003, 2004 and 2005, respectively. The export sales were made principally to the following locations:

	2003	2004	2005
Asia	11.10%	14.52%	12.89%
Europe	3.51%	7.25%	5.59%
United States of America	16.75%	14.17%	19.28%

	31.36%	35.94%	37.76%

b.	Business Segment Information

Through 1998, the Company operated in one major business segment, the handler manufacturing business. As the Company expanded its sales of SMD placement systems, security solutions and telecommunication appliances, additional business segments were designated. Sales, operating income (loss), identifiable assets, capital expenditures and depreciation as of and for the years ended December 31, 2003, 2004 and 2005, pertaining to the business segments in which the Company and its subsidiaries operated are presented as follows (in millions of Korean won):

	Sales		Operating income (loss)		Identifiable assets		Capital expenditures		Depreciation of property, plant and equipment
(As of and for the year ended December 31, 2003)

Handlers and components	(Won)	44,184	(Won)	1,093	(Won)	23,931	(Won)	398	(Won)	468
SMD placement systems		19,201		(2,406)		25,776		654		770
Security solutions		17,189		(1,860)		41,549		18,401		588
Research and development center		—		—		19,610		1,097		1,290
Other		14,479		(2,450)		—		2,119		3,016

Consolidated	(Won)	95,053	(Won)	(5,623)	(Won)	110,866	(Won)	22,669	(Won)	6,132

(As of and for the year ended December 31, 2004)

Handlers and components	(Won)	33,523	(Won)	(3,259)	(Won)	27,790	(Won)	706	(Won)	299
SMD placement systems		24,299		(3,829)		28,277		637		271
Research and development center		—		—		11,363		1,491		632
Other		9,059		(333)		—		7,038		3,743

Consolidated	(Won)	66,881	(Won)	(7,421)	(Won)	67,430	(Won)	9,872	(Won)	4,945

(As of and for the year ended December 31, 2005)

Handlers and components	(Won)	50,383	(Won)	1,658	(Won)	50,941	(Won)	432	(Won)	504
SMD placement systems		33,458		2,448		27,255		442		515
Telecommunication appliances		13,563		795		11,881		—		—
Research and development center		—		—		10,554		917		1,068
Other		8,901		(5,029)		—		3,262		3,469

Consolidated	(Won)	106,305	(Won)	(128)	(Won)	100,631	(Won)	5,053	(Won)	5,556

25.	COMMITMENTS AND CONTINGENCIES

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

Guarantees provided for the Company by other companies as of December 31, 2005 are as follows (in millions of Korean won and thousands of U.S. dollars):

	Amount		Remark
Seoul Guarantee	(Won)	9,425	Guarantees for timely delivery and other
Korea Exchange Bank		507	Letters of credit and other
		$(500)
Korea Credit Guarantee Fund		493	Borrowings

	(Won)	10,425

c.	Collateral provided to a third party

The Company guaranteed to the party who acquired the shares of SoftForum from the Company that more than 70% of trade receivables of SoftForum as of December 31, 2004 (the “Guaranteed AR Amount”) would be collected within 12 months from the transaction date of March 24, 2005. In case that the trade receivable amount collected during such period is less than the Guaranteed AR Amount, the Company is required to pay the uncollected Guaranteed AR Amount to the party. As a result, the Company provided allowance for loss on collateralized assets totaling (Won) 2,077 million for the year ended December 31, 2005 as the management believes that such amount of the Guaranteed AR Amount will not be collected by SoftForum during the 12 months from the transaction date of March 24, 2005.

26.	INSURANCE

At December 31, 2005, certain of the Company’s assets are insured with local insurance companies as follows (in millions of Korean won):

Asset	Risk	Book value		Coverage
Property, plant and equipment	Fire and comprehensive liability	(Won)	31,885	(Won)	35,495

The Company carries director and officer liability insurance policies with up to $1 million of coverage against losses arising from any claims made against the directors and officers for any alleged wrongful acts in their respective capacities as directors or officers of the Company.

27.	STOCK OPTION COMPENSATION PLAN

In accordance with the approval of the Company’s shareholders, the Company granted stock options to its employees. Changes in options outstanding for the years ended December 31, 2004 and 2005 are as follows (in Korean won):

	Number of shares	Weighted average exercise price
Options outstanding – January 1, 2004	6,745,755	(Won)	1,213
Granted	1,350,000		1,218
Cancelled	(238,859)		1,157

Options outstanding – December 31, 2004	7,856,896		1,216
Granted	—		—
Cancelled	(1,742,846)		1,243

Options outstanding – December 31, 2005	6,114,050	(Won)	1,208

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

As described in note 2, the Company used the fair value based method in valuing the stock options granted in 2004 in accordance with revised interpretation of Korean GAAP. However, for stock option granted before January 1, 2004, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options, which results in measurement at minimum value. Using such valuation methods, total compensation costs were measured at (Won)1,267 million, (Won)2,255 million and (Won)1,743 million for options granted in 2003, 2004 and 2005, respectively, and are recognized over the service period (2 years). Such compensation costs amounting to (Won)356 million in 2003, (Won)802 million in 2004 and (Won)340 million in 2005 were recognized.

Assuming the Company had considered a volatility factor in estimating the value of its stock options granted in 2002 and 2003, the pro forma consolidated net income(loss) and consolidated net income(loss) per common share for the years ended December 31, 2003, 2004 and 2005 would have been as follows (in millions of Korean won except per share data):

	2003		2004		2005
Net income (loss):
As reported	(Won)	2,524	(Won)	(31,654)	(Won)	2,400
Pro forma		1,394		(32,735)		2,194

Income (loss) per share:
As reported	(Won)	16	(Won)	(178)	(Won)	13
Pro forma		9		(184)		12

The assumptions and variables used by the Company in measuring the fair value of stock options granted in the respective years are as follows:

	2002	2003	2004
Risk free interest rate	5.80%	4.32% ~ 4.75%	4.52%
Expected life	4 years	4 years	4 years
Volatility factor	92.14%	81.95% ~ 91.17%	84.60%
Dividend yield	11.6%	—%	—%
Expected expiration rate of rights	—%	—%	—%

28.	UNCERTAINTIES IN BUSINESS ENVIRONMENT

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

The consolidated financial statements have been prepared in accordance with Korean GAAP, which differs in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). The significant differences are described below. Other differences were determined not to have a significant effect on either the Company and its subsidiaries’ consolidated net income (loss) or shareholders’ equity.

a.	Research and Development Costs (see Note 2)

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

All research and development costs are charged to expense as incurred under US GAAP, which totaled (Won)7,653 million, (Won)11,528 million and (Won)19,882 million for the years ended December 31, 2003, 2004 and 2005, respectively.

b.	Revenue Recognition

Through 2002, under Korean GAAP, sales were recognized at the time products are delivered to customers. On January 1, 2003, the Company and it subsidiaries adopted SKAS No.4. As a result, the product sales are recognized upon final acceptance and passage of legal title. The adoption of the above accounting standard was adopted prospectively as allowed under SKAS No.4.

Under US GAAP, product sales are recognized upon final customer acceptance and passage of legal title. Final customer acceptance and passage of legal title first require the completion of installation and final calibration of the products within the customer’s production line, which typically occurs between one month and one year after product delivery. Under US GAAP, amounts received on products where delivery has occurred but final customer acceptance and passage of legal title have not yet occurred are recorded as advance receipts from customers in the current liabilities section of the balance sheet.

c.	Impairment of Investment Securities and Recoveries

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

Under Korean GAAP, the subsequent recoveries of impaired available-for-sale securities, held-to-maturity debt securities and equity securities without readily determinable fair value results in an increase of their carrying amount up to the original acquisition cost, and the recovery gains are reported in current operations up to the previously recognized impairment loss as reversal of loss on impairment of investment securities. Under U.S. GAAP, the subsequent increase in carrying amount of the impaired and written down held-to-maturity debt securities and equity securities without readily determinable fair value is not allowed. The subsequent increase in fair value of available-for-sale securities is reported in other comprehensive income.

d.	Costs for Product Warranties (see Note 2)

Through 2003, product warranty costs were expensed as incurred. Effective January 1, 2004, estimated warranty costs are accrued at the time of sale based on historical experience and expected future cost in line with US GAAP.

e.	Comprehensive Income

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

Comprehensive income for the years ended December 31, 2003, 2004 and 2005 and accumulated other comprehensive income balance as of December 31, 2003, 2004 and 2005 is summarized as follows (in millions of Korean won):

	2003		2004		2005
Net loss as adjusted in accordance with US GAAP	(Won)	(24,278)	(Won)	(41,155)	(Won)	(21,166)
Other comprehensive income
Unrealized gain on investments		—		—		291
Realized gain on investments		(332)		—		—

Comprehensive loss adjusted in accordance with US GAAP	(Won)	(24,610)	(Won)	(41,155)	(Won)	(20,875)

	2003		2004		2005
Accumulated other comprehensive income balance
Unrealized gain on investments	(Won)	—	(Won)	—	(Won)	291

	(Won)	—	(Won)	—	(Won)	291

f.	Loss from Valuation of Inventories

Through 2003, loss from valuation of inventories was classified as other expense. On January 1, 2004, the Company and its subsidiaries adopted SKAS No.10. As a result, loss from valuation of inventories is classified as cost of sales in line with US GAAP.

g.	Applying the Equity Method of Accounting

Under Korean GAAP, the equity method of accounting is applied based on the investee’s non-consolidated financial statements. Under US GAAP, the equity method of accounting is applied based on the investee’s consolidated financial statements.

h.	Dilution of Investment in Subsidiary and Affiliate

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

i.	Accounting for Employee Stock Option Compensation Plan

For Korean and US GAAP purposes, the Company charges to expense the value of stock options granted. Korean GAAP permits all entities to exclude the volatility factor in estimating the value of their stock options granted prior to December 31, 2003, which results in measurement at minimum value. Under US GAAP, public entities are not permitted to exclude the volatility factor in estimating the value of their stock options.

j.	Gain on Disposal of the Investments in Common Stock of Subsidiary

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

k.	Minority Interest in Equity of Consolidated Subsidiaries

Under Korean GAAP, minority interest in equity of consolidated subsidiaries is presented to be included in shareholders’ equity. Under US GAAP, minority interest is presented as a separate item from shareholders’ equity.

l.	Financing to Purchase Treasury Shares

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

m.	Consolidated Subsidiary

Under Korean GAAP, when a parent company is expected to lose control over a consolidated subsidiary within one year from the balance sheet date, the subsidiary is not included in the consolidated financial statements. Under US GAAP, such subsidiary is included in the consolidated financial statements.

Under Korean GAAP, an entity whose total assets are less than Won 7 billion as of the prior year-end shall not be consolidated even though an investor of the entity has control over the entity. Under US GAAP, a parent company is required to consolidate all subsidiaries.

Under US GAAP, an enterprise needs to consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both, in accordance with FIN 46(R). Under Korean GAAP, however, no such practice has evolved.

n.	Income (Loss) Per Common Share

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

o.	Classification of Certain Items in Statements of Operations and Cash Flows

Under Korean GAAP, donations, gain (loss) on disposal of property, plant and equipment, and certain provisions for other doubtful accounts are classified as other income (expenses) while such items are generally reported as operating items under US GAAP. In addition, payments for research and development and increase or decrease in trading securities are classified as investing activities in statement of cash flows under Korean GAAP whereas such items are reported as operating activities under US GAAP.

p.	New Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 generally requires retrospective application to prior periods’ financial statements of all voluntary changes in accounting principle and changes required when a new pronouncement does not include specific transition provisions. This Statement applies to the Company beginning January 1, 2006.

In November 2005, the FASB issued FASB Staff Position (“FSP”) No. FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” revising the recognition and measurement provisions of EITF Issue No. 03-1. This FSP clarified and reaffirmed existing guidance as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Certain disclosures about unrealized losses on available-for-sale debt and equity securities that have not been recognized as other-than-temporary impairments are required under FSP No. FAS 115-1. The FSP is effective for fiscal years beginning after December 15, 2005. As the FSP reaffirms existing guidance, the Company does not expect this FSP to have a significant impact on the Company’s financial position, operating results or cash flows.

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

q.	Summary Financial Information

Sales, cost of sales, gross profit (loss), operating expenses, operating loss and net loss under US GAAP for the years ended December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

	2003		2004		2005
Sales	(Won)	96,039	(Won)	83,697	(Won)	131,060
Cost of sales		82,172		60,772		100,645
Gross profit		13,867		22,975		30,415
Operating expenses		37,231		42,720		47,718
Operating loss (*)		(23,363)		(19,745)		(17,303)
Net loss (*)		(24,278)		(41,155)		(21,166)

(*)	See reconciliation of amounts from Korean GAAP to US GAAP below.

r.	Reconciliation of Korean GAAP to US GAAP

The following table reconciles net income (loss) and operating loss for the years ended December 31, 2003, 2004 and 2005 and shareholders’ equity as of December 31, 2003, 2004 and 2005 under Korean GAAP, as reported in the consolidated financial statements, to the net loss, operating loss and shareholders’ equity amounts determined under US GAAP, giving effect to adjustments for the differences listed above (in millions of Korean won, except per share amounts):

	2003		2004		2005
Net income (loss) based on Korean GAAP	(Won)	2,524	(Won)	(31,654)	(Won)	2,400
Adjustments:
Revenue recognition timing difference related to deliveries awaiting final customer acceptance		(633)		—		—
Additional US GAAP losses from Cyber Bank		—		(6,111)		(5,774)
Warranty cost accrual		342		950		—
Development costs recorded as intangible assets, net		(2,135)		(6,273)		(7,572)
Research and development costs charged to ending inventory cost		237		(929)		396
Write-off of impaired deferred development costs under Korean GAAP		1,521		4,165		—
Sales of stock by subsidiary and affiliate		(228)		—		(102)
Adjustment for gain on dilution of investment in affiliate previously recognized under US GAAP		(24,628)		—		(10,301)

	2003		2004		2005
Employee benefits related to consolidated subsidiary’s treasury stock purchased from employee exceeding fair value		115		—		—
Compensation cost related to stock options		(1,393)		(1,177)		(206)
Losses in excess of minority interest		—		(126)		(7)

Net loss based on US GAAP	(Won)	(24,278)	(Won)	(41,155)	(Won)	(21,166)

Net loss per share (basic and diluted) based on US GAAP (in Korean won)	(Won)	(161)	(Won)	(232)	(Won)	(119)

	2003		2004		2005
Operating loss based on Korean GAAP	(Won)	(5,623)	(Won)	(7,421)	(Won)	(128)
Adjustments:
Difference in consolidation scope		—		(4,928)		(18,940)
Revenue recognition timing difference related to deliveries awaiting final customer acceptance		(633)		—		—
Warranty cost accrual		342		950		—
Development costs recorded as intangible assets, net		(2,135)		(5,138)		(7,572)
Research and development costs charged to ending inventory cost		237		(929)		396
Employee benefits related to consolidated subsidiary’s treasury stocks purchased from employee exceeding fair value		115		—		—
Compensation cost related to stock options		(1,393)		(1,177)		(206)
Loss from valuation of inventories		(12,428)		—		—
Reclassification of donations and certain provisions for other doubtful accounts		(1,845)		(1,102)		1,975
Reclassification of gain (loss) on disposal of property, plant and equipment, net		—		—		7,172

Operating loss based on US GAAP	(Won)	(23,363)	(Won)	(19,745)	(Won)	(17,303)

	2003		2004		2005
Shareholders’ equity based on Korean GAAP	(Won)	176,592	(Won)	126,600	(Won)	121,846
Adjustments:
Difference in consolidation scope		—		15,405		—
Additional US GAAP losses from Cyber Bank		—		(6,111)		(11,885)
Warranty cost accrual		(949)		—		—
Development costs recorded to intangible assets		(4,668)		(6,775)		(14,346)
Research and development costs charged to ending inventory cost		(182)		(1,111)		(715)
Reversal of loss from impairment of investment securities		(11)		(11)		(11)
Minority interest in equity of consolidated subsidiaries		(19,938)		(16,328)		(272)
Deferred income tax liabilities		—		—		705
Other adjustments due to loans for purchasing treasury stock and consolidated subsidiaries’ stock transactions		(1,935)		(1,060)		(673)

Shareholders’ equity based on US GAAP	(Won)	148,909	(Won)	110,609	(Won)	94,648

Income tax amounts under Korean GAAP and US GAAP are the same for the years ended December 31, 2003, 2004, and 2005, as the Company provided a full valuation allowance for deferred tax assets for such periods.

Changes in shareholders’ equity based on US GAAP for the years ended December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

	2003		2004		2005
Balance, beginning of the period	(Won)	148,251	(Won)	148,909	(Won)	110,609
Net loss for the period		(24,278)		(41,155)		(21,166)
Issuance of common stock		25,104		—		—
Loss on disposal of treasury stock		(113)		—		(1,445)
Stock options		1,749		1,980		545
Treasury stock transactions		470		—		1,415
Conversion of convertible bonds		—		—		3,201
Decrease of gain on valuation of investment securities		(332)		—		291
Difference in consolidation scope		—		—		453
Other adjustments due to loans for purchasing treasury stock and consolidated subsidiaries’ stock transactions		(1,935)		875		763
Other		(7)		—		(18)

Balance, end of the period	(Won)	148,909	(Won)	110,609	(Won)	94,648

A reconciliation of the significant balance sheet accounts, except for the shareholders’ equity items listed above, to the amounts determined under US GAAP as of December 31, 2004 and 2005, is as follows (in millions of Korean won):

	2004		2005
Current assets:
Based on Korean GAAP	(Won)	107,930	(Won)	144,578
US GAAP adjustments
- difference in consolidation scope		37,777		12,977
- inventories		(1,111)		(715)

Based on US GAAP		144,596		156,840

Non-current assets:
Based on Korean GAAP		110,172		79,972
US GAAP adjustments
- difference in consolidation scope		12,527		1,166
- deferred development costs		(6,775)		(14,346)
- investment securities		(11)		(11)
- long-term loans		(2,407)		(673)

Based on US GAAP		113,506		66,108

Total assets based on US GAAP	(Won)	258,102	(Won)	222,948

Current liabilities:
Based on Korean GAAP	(Won)	72,782	(Won)	93,591
US GAAP adjustments
- difference in consolidation scope		23,355		13,370
- provision for guarantee issued		123		—

Based on US GAAP		96,260		106,961

Long-term liabilities:
Based on Korean GAAP		18,720		9,113
US GAAP adjustments
- difference in consolidation scope		17,655		12,659
- deferred income tax liabilities		—		(705)

Based on US GAAP		36,375		21,067

	2004		2005
Minority interest in equity of consolidated subsidiaries:
Based on Korean GAAP		—		—
US GAAP adjustments		14,858		272

Based on US GAAP		14,858		272

Total liabilities and minority interest based on US GAAP	(Won)	147,493	(Won)	128,300

The following table reconciles cash flows from operating, investing and financing activities for the years ended December 31, 2003, 2004 and 2005 under Korean GAAP, as reported in the consolidated financial statements, to cash flows from operating, investing and financing activities for the years ended December 31, 2003, 2004 and 2005 under US GAAP, giving effect to adjustments for the differences listed in this Note (in millions of Korean won):

	2003		2004		2005
Cash flows from operating activities based on Korean GAAP	(Won)	519	(Won)	(8,705)	(Won)	(19,616)
Adjustments:
Difference in consolidation scope		—		(936)		(2,398)
Reclassification of payments for research and development		(2,884)		(6,287)		(8,201)
Reclassification of other capital adjustments		115		—		—
Reclassification of trading securities		9,833		21,062		(38)

Cash flows from operating activities based on US GAAP	(Won)	7,583	(Won)	5,134	(Won)	(30,253)

Cash flows from investing activities based on Korean GAAP	(Won)	(10,175)	(Won)	(20,759)	(Won)	13,837
Adjustments:
Difference in consolidation scope		—		1,182		2,274
Reclassification of payments for research and development		2,884		6,287		8,201
Long-term loans to employee		1,777		(572)		(761)
Reclassification of trading securities		(9,833)		(21,062)		38

Cash flows from investing activities based on US GAAP	(Won)	(15,347)	(Won)	(34,924)	(Won)	23,589

Cash flows from financing activities based on Korean GAAP	(Won)	12,217	(Won)	25,235	(Won)	(1,174)
Adjustments:
Difference in consolidation scope		—		216		766
Reclassification of other capital adjustments		(1,892)		572		761

Cash flows from financing activities based on US GAAP	(Won)	10,325	(Won)	26,023	(Won)	353

30.	ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

a.	Income Taxes

Income tax expense under US GAAP for the years ended December 31, 2003, 2004 and 2005 is as follows (in millions of Korean won):

	2003		2004		2005
Currently payable	(Won)	18	(Won)	—	(Won)	—
Deferred		—		—		—

Income tax expense	(Won)	18	(Won)	—	(Won)	—

The difference between income tax expense computed using the statutory income tax rate and the recorded income tax expense for the years ended December 31, 2003, 2004 and 2005 is attributable to the following (in millions of Korean won):

	2003		2004		2005
Income tax benefit at statutory Korean corporate income tax rates of 25%	(Won)	(6,989)	(Won)	(12,087)	(Won)	(5,437)
Resident surtax		(699)		(1,209)		(544)
Tax effect of permanent differences		729		142		605
Change in valuation allowance		3,178		15,022		31,446
Change in income tax rate		3,518		—		—
Adjusted tax effect for subsidiaries (note a)		—		—		(24,375)
Other		281		(1,868)		(1,695)

Recorded income tax expense	(Won)	18	(Won)	—	(Won)	—

(note a)	Adjusted tax effect for Cyber Bank and other subsidiaries relating to their cumulative operating loss carryforwards and tax credit carryforwards as of January 1, 2005.

The tax effects of each type of temporary difference, net operating loss carryforwards and the tax credit carryforwards that gave rise to a significant portion of the deferred tax assets and liabilities at December 31, 2003, 2004 and 2005, computed under US GAAP, and a description of the financial statement items that created these differences are as follows (in millions of Korean won):

	2003		2004		2005
Current:
Accrued interest income	(Won)	(41)	(Won)	(148)	(Won)	(265)
Gain on valuation of trading securities		(56)		60		(4)
Loss from valuation of inventories		3,457		323		3,645
Warranty cost accrual		282		—		770
Other		54		306		197

		3,696		541		4,343

Non-Current:
Provision for severance indemnities		589		621		662
Net operating loss carryforwards		19,445		26,592		39,796
Net loss of consolidated subsidiaries		4,408		4,545		441
Tax credit carryforwards		7,360		7,917		17,815
Research and development costs		2,777		3,645		6,625
Impairment loss from available-for-sale securities		3,734		3,844		3,751
Equity in losses of affiliate		6,657		8,443		9,074
Sales of stock by subsidiary and affiliate		(3,458)		(3,458)		—
Stock options		1,342		1,666		1,723
Depreciation		275		255		773
Provision for bad debt accounts		7,748		13,079		16,620
Other		447		2,352		(135)

		51,324		69,501		97,145

Total deferred income tax assets		55,020		70,042		101,488
Valuation allowance (note a)		(55,020)		(70,042)		(101,488)

Net deferred income tax assets	(Won)	—	(Won)	—	(Won)	—

(note a)	A full valuation allowance was provided for the tax effect of deferred income tax assets since the Company’s management believes that the realization of the deferred tax assets is uncertain.

b.	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2004 and 2005.

Cash and Cash Equivalents, Short-term Financial Instruments, Accounts Receivable (trade and other), Short-term Loans, Accounts Payable (trade and other) and Short-Term Borrowings

The carrying amount approximates fair value due to the short maturity of these instruments.

Securities

The fair value of trading securities is estimated based on quoted market price. For equity securities without readily determinable fair value and equity method investments, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to these investments is provided in Notes 3, 6 and 7.

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

Long-Term Borrowings, Lease Payables and Convertible Bonds Payable

The carrying amount of lease payables and certain long- term borrowings approximates fair value due to repricing of interest rate based on floating rate. The fair value of long-term borrowings that are not repriced based on floating rate are estimated using a discounted cash flow method based on the current rate for similar borrowings. The carrying amount of convertible bonds payable as of December 31, 2004 approximates fair value because issue date was near the end of 2004.

The fair value of financial instruments under US GAAP as of December 31, 2004 and 2005 is as follows (in millions of Korean won):

	2004				2005
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets:
Cash and cash equivalents	(Won)	17,163	(Won)	17,163	(Won)	9,085	(Won)	9,085
Short-term financial instruments		42,134		42,134		49,644		49,644
Trading securities		148		148		295		295
Accounts receivable (trade and other) including long-term receivable		38,272		38,272		58,390		58,390
Available-for-sale securities, including current portion of available-for-sale securities		448		448		30		30
Other investments, including equity securities valued using the equity method accounting		2,459		N/A		4,705		N/A
Long-term bank deposits		655		655		685		685
Restricted deposits		1,187		1,187		896		896
Short-term and long-term loans		675		671		649		648

	(Won)	103,141			(Won)	124,379

	2004				2005
	Carrying amount		Fair value		Carrying amount		Fair value
Financial liabilities:
Accounts payable (trade and other)	(Won)	23,092	(Won)	23,092	(Won)	28,934	(Won)	28,934
Short-term borrowings		62,914		62,914		68,021		68,021
Lease payable		160		160		320		320
Current portion of long-term borrowings		2,546		2,546		2,024		2,024
Long-term borrowings		22,788		22,788		16,647		16,647
Convertible bonds		3,009		3,009		—		—

	(Won)	114,509			(Won)	115,946

c.	Segment Information

Export Sales

The Company had foreign export product sales under US GAAP amounting to 31.05%, 28.72% and 35.54% of total sales for the years ended December 31, 2003, 2004 and 2005, respectively. The export sales under US GAAP were made principally to the following locations:

	2003	2004	2005
Asia	10.99%	11.60%	10.46%
Europe	3.48%	5.80%	4.54%
United States of America	16.58%	11.32%	15.64%
Other	—%	—%	4.90%

	31.05%	28.72%	35.54%

Business Segment

Sales, operating income (loss), identifiable assets, capital expenditures and depreciation under US GAAP as of and for the years ended December 31, 2003, 2004 and 2005, pertaining to the business segments in which the Company and its subsidiaries operated are presented as follows (in millions of Korean won):

	Sales		Operating loss		Identifiable assets		Capital expenditures		Depreciation of property, plant and equipment
(As of and for the year ended December 31, 2003)

Handlers and components	(Won)	45,170	(Won)	(6,870)	(Won)	22,891	(Won)	398	(Won)	468
SMD placement systems		19,201		(9,222)		24,852		654		770
Security solutions		17,189		(2,601)		37,574		18,401		588
Research and development center		—		—		19,610		1,097		1,290
Other		14,479		(4,670)		—		2,119		3,016

Consolidated	(Won)	96,039	(Won)	(23,363)	(Won)	104,927	(Won)	22,669	(Won)	6,132

	Sales		Operating loss		Identifiable assets		Capital expenditures		Depreciation of property, plant and equipment
(As of and for the year ended December 31, 2004)

Handlers and components	(Won)	33,523	(Won)	(6,372)	(Won)	22,467	(Won)	706	(Won)	299
SMD placement systems		24,299		(4,597)		27,682		638		270
Security solutions		16,044		(3,603)		32,435		124		547
Telecommunication appliances		—		—		29,074		—		—
Research and development center		—		—		11,363		1,491		632
Other		9,831		(5,173)		—		7,040		3,755

Consolidated	(Won)	83,697	(Won)	(19,745)	(Won)	123,021	(Won)	9,999	(Won)	5,503

	Sales		Operating income (loss)		Identifiable assets		Capital expenditures		Depreciation of property, plant and equipment
(As of and for the year ended December 31, 2005)

Handlers and components	(Won)	50,383	(Won)	(420)	(Won)	46,056	(Won)	432	(Won)	504
SMD placement systems		33,458		4,755		27,027		442		515
Telecommunication appliances		38,318		(18,882)		25,288		1,597		1,034
Research and development center		—		3,320		10,554		917		1,068
Other		8,901		(6,076)		—		3,262		3,469

Consolidated	(Won)	131,060	(Won)	(17,303)	(Won)	108,925	(Won)	6,650	(Won)	6,590

In addition to business segment identifiable assets, total assets as of December 31, 2003, 2004 and 2005 of (Won)223,876 million, (Won)258,102 million and (Won)222,948 million, respectively, include unallocated corporate assets consisting of cash and investments ((Won)57,447 million, (Won)52,969 million and (Won)61,451 million as of December 31, 2003, 2004 and 2005, respectively), land ((Won)7,730 million, (Won)10,487 million and (Won)5,224 million as of December 31, 2003, 2004 and 2005, respectively), loans – net ((Won)478 million, (Won)311 million and (Won)649 million as of December 31, 2003, 2004 and 2005, respectively) and other ((Won)53,294 million, (Won)71,314 million and (Won)46,699 million as of December 31, 2003, 2004 and 2005, respectively).

Unallocated other corporate assets of (Won)53,294 million as of December 31, 2003 mainly consisted of buildings of (Won)17,727 million, long-term receivable-net of (Won)4,602 million and other assets of (Won)30,965 million. Unallocated other corporate assets of (Won)71,314 million as of December 31, 2004 mainly consisted of buildings of (Won)33,864 million, long-term receivable-net of (Won)3,109 million and other assets of (Won)34,341 million. The unallocated other corporate assets of (Won)46,699 million as of December 31, 2005 mainly consisted of buildings of (Won)15,197 million, long-term receivable-net of (Won)1,634 million and other assets of (Won)29,868 million.

Telecommunication appliance was added as a business segment from 2004 in connection with consolidating Cyber Bank in accordance with FIN46(R).