Form 20-F
period 2006-12-31
MIRAE CORP
filed 2007-07-16
CIK 1099196

As filed with the Securities and Exchange Commission on July 16, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

#9-2, Cha Am-Dong,

Cheon An, Chung Cheong Nam-Do 330-200

Republic of Korea

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, Common Stock par value Won 100 per share	The NASDAQ Global Market

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

CERTAIN DEFINED TERMS AND CONVENTIONS USED IN THIS REPORT

Definitions

Unless the context otherwise requires, references in this annual report to:

•	“Mirae,” the “Company,” “we,” “our” and “us” are to Mirae Corporation and its consolidated subsidiaries.

•	“Korea” is to The Republic of Korea.

•	“Government” is to the government of the Republic of Korea.

•	“Won” or “(Won)” is to the currency of Korea.

•	“US$” or “U.S. dollar” is to the currency of the United States of America.

•	“ADS” is to Mirae’s American Depositary Shares.

•	“ADR” is to Mirae’s American Depositary Receipts.

•	“Depositary” is to The Bank of New York, the depositary of the ADRs.

Glossary of Technical Terms

Unless otherwise indicated in the context, references to the following technical terms shall have the meanings set forth below:

•	“BGA” – Ball grid array, a type of semiconductor package containing ball-shaped terminal leads.

•

“Bit” – The smallest units of information recognized by a digital computer, a bit is a digit (1 or 0) used to represent one of two states in the binary number system. The term “bit” is a contraction of “binary digit.”

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

•	“EMS” – Electronics manufacturing service.

•	“Flash memory” – Memory devices that electrically erase or write data freely. Devices with non-violate memory which is maintained even when the power is turned off.

•	“GFM” – Glass forming machine.

•	“IC” – Integrated circuit, an electronic circuit in which many active or passive elements are fabricated and connected on a continuous substrate.

•	“Index time” – Average time needed by a test handler to change testing trays.

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

•

“Semiconductor” – A material, like silicon, whose properties lie in between those of a conductor and an insulator. Through doping (introducing impurities), it can be made slightly conductive or slightly insulative. Also see “Chip.”

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

•

“TFT-LCD” – Liquid crystal display creates images by changing molecular arrays of liquid crystals, in which light and darkness are generated and then an image is formed when electricity is supplied. Liquid crystals of LCD are inserted between two thin glasses, and are characterized as material, which lies in the middle of gas and solid. TFT-LCD falls in the category of active matrix LCD, rather than passive, which means each picture cell can be independently controlled for on and off switching activities, as a transistor (switching element) is attached directly onto each picture cell. This allows fast response and high resolution.

•	“Throughput” – Product output quantity per unit of time.

•	“TSOP” – Thin small outline package, a type of semiconductor package which is widely used in a PCB.

•	“UPH” – Units per hour, a measure of throughput.

•	“USB” – Universal Serial Bus. A protocol for transferring data to and from digital devices.

•	“Wafer” – Commonly, a slice of a semicrystal crystalline ingot whose active surface has been processed into arrays of ICs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”). All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict,” “considering,” “depends,” “may,” “should” or “could” and similar expressions are also intended to identify forward-looking statements.

These forward-looking statements address, among others, such issues as:

•	future prices of and demand for our products;

•	our ability to diversify our customer base, increase export sales and expand our market share;

•	future earnings and cash flow;

•	future plans and capital expenditures;

•	expansion and other development trends of the semiconductor industry;

•	technological change in the semiconductor and semiconductor related industries;

•	expansion and other development trends of the SMD placement system industry;

•	expansion and growth of our business and operations; and

•	our prospective operational and financial information.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, certain of which are beyond our control, which could cause actual results to differ materially from our expectations, including the risks set forth in Item 3. “Key Information—Risk Factors” and the following:

•	fluctuations in prices of our products;

•	potential acquisitions and other business opportunities;

•	general economic, market and business conditions; and

•	other risks and factors beyond our control.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

Our selected consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, as of and for the years ended December 31, 2004, 2005 and 2006, together with the notes thereto, which appear elsewhere in this annual report.

Our consolidated financial statements are prepared in accordance with Korean generally accepted accounting principles (“Korean GAAP”), which differ in certain material respects from United States generally accepted accounting principles (“US GAAP”). See Notes 31 and 32 to our consolidated financial statements.

	For the Year Ended December 31,
Consolidated Statement of Operations Data	2002	2003	2004	2005	2006	2006
	Won	Won	Won	Won	Won	US$(1)
	(Won in millions and US$ in thousands, except per share data)
Korean GAAP(2):
Sales	64,430	95,053	66,881	106,305	90,909	97,751
Cost of sales	56,863	72,703	51,645	84,958	81,804	87,961

Gross profit	7,567	22,350	15,236	21,347	9,105	9,790
Selling, general and administrative expenses	37,651	27,973	22,657	21,475	23,918	25,718

Operating loss	(30,084)	(5,623)	(7,421)	(128)	(14,813)	(15,928)

Other income	13,285	36,810	5,224	27,813	4,615	4,963
Other expenses	56,091	30,271	29,722	26,569	24,426	26,265

Income (loss) before income taxes and minority interest	(72,890)	916	(31,919)	1,116	(34,624)	(37,230)
Income tax expense	277	18	—	—	—	—

Income (loss) before minority interest	(73,167)	898	(31,919)	1,116	(34,624)	(37,230)

Minority interest in net loss of consolidated Subsidiaries	176	1,626	265	1,284	878	944

Net income (loss)	(72,991)	2,524	(31,654)	2,400	(33,746)	(36,286)

Net income (loss) per share (3)	(470)	16	(178)	13	(184)	(0.198)

Cash dividends per share	—	—	—	—	—	—

US GAAP(4):
Sales	69,715	96,039	83,697	131,060	101,649	109,300
Gross profit (loss)	(7,071)	13,867	22,975	30,415	14,195	15,263
Operating loss	(51,163)	(23,363)	(19,745)	(17,303)	(34,115)	(36,683)

Net loss	(62,607)	(24,278)	(41,155)	(21,166)	(34,939)	(37,569)

Net loss per share(3)	(426)	(161)	(232)	(119)	(191)	(0.205)

	For the Year Ended December 31,
Consolidated Statement of Operations Data	2002	2003	2004	2005	2006	2006
	Won	Won	Won	Won	Won	US$(1)
	(Won in millions and US$ in thousands, except per share data)
Korean GAAP(2):
Cash and cash equivalents and short-term financial instruments	39,784	36,197	48,647	54,846	42,435	45,629
Working capital(5)	83,491	78,545	35,148	50,987	20,356	21,889
Total assets	240,512	231,717	218,102	224,550	168,197	180,857
Current liabilities	51,061	36,349	72,782	93,591	76,806	82,587
Long-term liabilities	14,565	18,776	18,720	9,113	6,164	6,628
Total shareholders’ equity	174,886	176,592	126,600	121,846	85,227	91,642

US GAAP(4):
Total assets	236,177	223,876	258,102	222,948	158,107	170,008
Total liabilities	87,926	74,967	147,493	128,300	100,344	107,897
Total shareholders’ equity	148,251	148,909	110,609	94,648	57,763	62,111

(1)	The translation of Won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of Korea and has been made at the rate of Won 930.0 to US $1.00, the Noon Buying Rate in effect on December 31, 2006.
(2)

The Korean GAAP financial statements of the Company have been prepared in accordance with Statement of Korea Accounting Standards (“SKAS”) No. 2 through No. 10, No. 12 and No. 13, of which we adopted SKAS No. 10, No. 12 and No. 13 in 2004. SKAS No. 10 (“Inventories”) requires loss from valuation of inventories, which were recorded as other expenses through 2003, to be classified as cost of sales. As a result, the consolidated operating loss of the Company and its subsidiaries for the year ended December 31, 2004 increased by Won 1,946 million, the amount of loss from valuation of inventories for such year, while the consolidated financial position as of December 31, 2004 and the consolidated net loss for the year then ended remained unchanged as a result of such accounting treatment.

SKAS No. 15 through No. 17 were adopted in 2005. In accordance with SKAS No. 16 “Income Taxes,” deferred income tax assets and liabilities are classified into current and non-current assets and liabilities according to the classification of related assets and liabilities in the financial statements. In addition, through 2004, tax effects of temporary differences related to capital adjustments were excluded in determining the deferred tax assets or liabilities. Effective January 1, 2005, such tax effects of temporary differences were included in determining the deferred tax assets or liabilities, pursuant to the adoption of SKAS No. 16 “Income Taxes.” Accordingly, adjustments made directly or capital adjustments, which result in temporary differences, are recorded net of related tax effects. As a result, the changes above increased the total liabilities as of December 31, 2005 by Won 705 million (tax effect for gain on valuation of available-for sale securities of Won 2,565 million) and decreased the total shareholders’ equity as of December 31, 2005 by the same amount. Such adoption of SKAS No. 16 “Income Taxes,” however, did not have an effect on the consolidated operating loss and net income of the Company and its subsidiaries for the year ended December 31, 2005.

SKAS No. 18 “Interests in Joint Ventures,” No. 19 “Leases” and No. 20 “Related Party Disclosures” were adopted in 2006. Such adoptions of new SKAS did not have an effect on the consolidated financial position of the Company as of December 31, 2006 or consolidated operating loss and net loss of the Company for the year ended December 31, 2006.

(3)	Net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding for the relevant period. In addition, net income (loss) includes the retroactive application of the effect of (i) the additional issuance of 24,927,500 shares in 2003 which were issued for less than fair value, with the difference in the amount of the issuance price and the fair value deemed to constitute an additional share issuance without consideration and (ii) the issuance of 29,621,000 shares pursuant to a stock dividend in 2003. However, diluted income (loss) per share is not presented as our potential common shares including stock options and convertible bonds have anti-dilutive effect. See Note 21 to consolidated financial statements.
(4)	See Notes 31 and 32 to our consolidated financial statements for reconciliation of the Korean GAAP figures to US GAAP.
(5)	Working capital means current assets minus current liabilities.

Exchange Rates

Fluctuations in the exchange rate between Won and U.S. dollar may affect the market price of our ADSs. These fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in Won and the Won proceeds received by the depositary from any sale of our common shares represented by our ADSs.

In certain parts of this annual report, we have translated Won amounts into U.S. dollars for convenience purposes only. The “noon buying rate” is the rate in The City of New York used for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, all translations from Won to U.S. dollars were made at Won 930.0 to US$1.00, which was the noon buying rate in effect on December 31, 2006. The translation is not a representation that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. The table below sets forth, for the periods indicated, information provided by the Federal Reserve Bank of New York concerning the noon buying rate for Won, expressed in Won per one U.S. dollar.

Period	At End of Period	Average(1)	High	Low
		(Won per US$1.00)
2002	1,186.3	1,250.4	1,332.0	1,160.6
2003	1,192.0	1,192.1	1,262.0	1,146.0
2004	1,035.1	1,139.3	1,195.1	1,035.1
2005	1,010.0	1,023.8	1,059.8	997.0
2006	930.0	954.3	1002.9	913.7
2007	960.4	962.2	1,002.9	927.4
January	941.0	936.8	942.2	925.4
February	942.3	936.9	942.3	932.5
March	941.1	942.9	949.1	937.2
April	931.0	930.7	937.0	926.1
May	927.4	927.6	934.0	922.3
June	922.6	927.9	932.3	922.6

Note:

(1)	Annual and monthly averages are calculated using the average of the daily rates during the relevant period.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Relating to Mirae Corporation

Our business could be adversely affected by the cyclical nature of the semiconductor industry.

We sell substantially all of our products to companies which operate in the semiconductor industry. The semiconductor industry has been and continues to be characterized by sudden, extreme, cyclical variations in product supply and demand. Since late 2000, the semiconductor industry has been in a cyclical downturn characterized by reduced demand for products, lower average selling prices, reduced investment in semiconductor capital equipment and other factors all of which have resulted in lower sales and earnings for our business. The timing, length and severity of these cycles are difficult to predict. Semiconductor manufacturers in the past have contributed to the severity of these cycles by not properly gauging market conditions and have in the past made untimely capital expenditures, over-investing or under-investing. Historically, the amount of reduction in capital expenditures by semiconductor manufacturers during downturns in the semiconductor industry has typically been of much greater magnitude than the reduction in the worldwide sales of semiconductors. Such downturns could have a material adverse effect on our business, financial condition and results of operations to the extent that we are unable to respond effectively to these industry cycles.

During a period of declining demand, we must be able to quickly and effectively reduce expenses and motivate and retain key employees. Our ability to reduce expenses in response to any downturn in the semiconductor industry is limited by our need for continued investment in engineering, research and development and extensive ongoing customer service and support requirements. In addition, the long lead time for production and delivery of some of our products creates a risk that we may incur expenditures or purchase inventories for products, which we cannot sell. During periods of extended downturn, a portion of our inventory may be written down or eventually completely written off if it is not sold. No assurance can be given that any future downturns in the semiconductor industry will not be as or more severe than in the past, or that our results of operations or financial condition will not be materially and adversely affected by such downturns or other negative developments in these industries.

Industry upturns have been characterized by fairly abrupt increases in demand for semiconductor devices and equipment and insufficient production capacity. During a period of increasing demand and rapid growth, we must be able to quickly increase manufacturing capacity to meet customer demand and hire and assimilate a sufficient number of additional qualified personnel. Our inability to quickly respond in times of increased demand could harm our reputation and cause some of our existing or potential customers to place orders with our competitors rather than with us.

In addition, the semiconductor industry has been highly cyclical from quarter to quarter and as a result our operating results could fluctuate from quarter to quarter, which could negatively impact our business and our stock price. For a summary discussion of historical performance of the semiconductor industry, see Item 4.B. “Business Overview—Industry Background.”

Our customer concentration may adversely affect our profitability.

The semiconductor manufacturing industry is highly concentrated, with a relatively small number of large semiconductor manufacturers worldwide accounting for a substantial portion of the purchases of semiconductor test handling equipment. We are heavily dependent on three major customers, Hynix Semiconductor Inc., SanDisk Corporation and Qimonda AG (a wholly-owned subsidiary of Infineon Technologies AG), who together represent 57.5% of our total revenues in 2006.

Although one of our strategies is to expand our domestic customer base and increase our overseas sales to reduce our reliance on a few large customers, such customers will likely remain important customers to us for the foreseeable future. Financial difficulties of any of these customers, the loss of any of these customers or a reduction in orders or sales by any of these customers would have a material adverse effect on our business, financial condition and results of operations.

Our products may become obsolete as a result of rapid technological change in the semiconductor and semiconductor related industries.

The semiconductor and the semiconductor related industries are subject to rapid technological change and new product introductions and enhancements. Our ability to remain competitive will depend in part upon our ability to develop new products and enhancements that achieve market acceptance and meet customer expectations and needs, and to introduce these products and enhancements at competitive prices and on a timely and cost effective basis. Our success in developing new and enhanced products depends upon a variety of factors, including:

•	early identification or anticipation of new products and enhancements with potential for high demand in the marketplace;

•	timely and efficient completion of product design;

•	availability of qualified technical and other personnel;

•	timely and efficient implementation of manufacturing and assembly processes;

•	enhancement of product performance;

•	effective sales and marketing; and

•	prompt response and quick repair in the event of equipment failure.

Since new product development commitments must be made well in advance of actual sales being realized, we must anticipate both future demand and the technology that will be available to supply that demand. Furthermore, introductions of new and complex products typically involve a period in which we identify design, engineering and reliability issues. Our inability to address such technology changes in a timely and efficient manner will likely have a material adverse effect on our business, financial condition and results of operations.

We operation in a highly competitive industry and compete against many large and established companies.

The mechatronics market is characterized by intense competition, rapid technological and product changes, changing market requirements and significant expenditures for product and market development. We compete on the basis of (i) market recognition and brand values, (ii) research and development capability to develop and release new products to meet the customized requirements of the customers, (iii) timely and efficient product manufacturing and remediation of product performance, (iv) ability to manage and meet customer expectations and (v) registered domestic and overseas patents which act as barriers to entry to prevent new players from entering our markets. In the memory test handler market, we believe our primary competitors are Advantest Corporation in Japan, Hitachi, Ltd. in Japan and Techwing Inc. in Korea. In the logic-pick-and place test handler market, we believe our primary competitors are Seiko-Epson in Japan, Delta Design in the United States and Synax in Japan. In the high-end of the SMD placement systems market segment, our major competitors are Fuji Machine Manufacturing, Matsushita Electric Industrial Co., Ltd. and Siemens AG. In the low-end, our major competitors are Yamaha Motor Co. Ltd., Juki Corporation and Samsung Techwin Co., Ltd.

We seek to increase sales of our products in Korea and other markets across the world. Since certain of our competitors already operate in our key markets and/or in our target markets, and many of them have greater resources than we do, we may not be able to compete effectively for market share in such markets. Future business consolidations and/or alliances in the industry may also create significant new competitors and could harm our business and results of operations. Our ability to compete successfully against our competitors will depend on our ability to anticipate and respond to various competitive factors affecting the industry, including new products, enhancements and services that may be introduced by our customers, changes in customer needs, technological change, economic conditions, discount pricing strategies by our competitors, among others.

Some of our major competitors have numerous competitive advantages, including the following:

•	greater name recognition;

•	more diversified product lines;

•	larger customer base; and

•	significantly greater financial, technical and marketing resources.

As a result, as compared to us, our major competitors may be able to:

•	better withstand downturns in our key markets;

•	retain and hire key technology and other personnel;

•	develop, design and supply higher quality, more reliable products in a shorter period of time;

•	deliver products in a timely manner during periods of high demand;

•	adapt more quickly to new or emerging technologies or changes in customer requirements; and

•	market, sell and support their products more effectively.

Our inability to compete effectively in such markets and increase sales and market share in such markets will likely have a material adverse effect on our business, prospects, financial condition and results of operations.

Our new products may not be commercially successful.

Our core strategies include expanding the range of our products, as well as broadening our customer base in Asia, the United States and Europe. Our ability to implement these strategies will depend upon our ability to develop new products and market them successfully both in and outside of Korea. We have expanded our core product offerings to include equipments that are specifically designed to handle DRAM, USB devices and flash card products, SMD placement systems and Information Technology related products and services. No assurance can be given that any of these new products will be accepted in the marketplace and be profitable. Our inability to develop new products or the failure of one or more of these products in the marketplace could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to manage our growth into new products, new product lines and new markets.

Our diversification and expansion strategy may place strains on our administrative, operational and financial resources and adversely affect our business and our relative competitiveness. Such diversification and expansion will increase the responsibilities placed upon management personnel and will require development or enhancement of operational, managerial and financial systems and controls. If we are unable to effectively manage the diversification of our mechatronics product lines or entry into new markets, our business, financial condition and results of operations will likely be adversely affected. Our diversification and expansion strategy may also require that we hire additional administrative, sales and marketing personnel, which would increase overall expenses and make it more difficult to maintain efficient decision making process.

We have had in the past and may have in the future significant amounts of uncollected and uncollectible trade accounts receivable.

In order to penetrate new markets and build market share quickly, in particular for our SMD placement systems business, beginning in 1999, we offered longer payment periods to our customers. To increase our market share in the SMD placement systems market, we also provided credit to customers whose credit was not as strong as some of our semiconductor test handler customers. As a result of such marketing efforts and due to the weakness in the markets in which we operate, we have experienced significant uncollected and uncollectible trade accounts receivable. Our trade accounts receivable for SMD Placement systems which remained uncollected for more than six months was Won 14,471 million (US$15,560 thousand) or 69.7% of our total accounts receivable for SMD Placement systems as of December 31, 2006, as compared to Won 17,244 million or 63.0% of our total accounts receivable for SMD Placement systems as of December 31, 2005. No assurance can be given that we will not have to extend credit terms in the future in order to be competitive or as a result of deteriorating economic conditions which may further adversely impact our ability to collect on our accounts receivable and may result in us having to take higher provisions in the future for allowance for doubtful accounts, all of which could have a material adverse effect on our financial condition, results of operations and business. See Item 4.B. “Business Overview—Principal Businesses—Mechatronics Business—SMD Placement Systems—Sales, Marketing and Distribution.”

In addition, as of December 31, 2006, allowance for (i) doubtful accounts receivable – trade from Cyber Bank, (ii) allowance for doubtful accounts receivable – other from Cyber Bank and (iii) advanced payments to Cyber Bank amounted to Won 5,276 million (US$5,673 thousand), Won 14,078 million (US$15,137 thousand) and Won 12,544 million (US$13,488 thousand), respectively. For discussion regarding transactions with Cyber Bank, see Item 7.B. “Related Party Transactions.”

Market prices for our products may decline in the future.

We anticipate that the market prices for our main products may decline in the future due to the possible imbalances between supply and demand, our customers’ pricing power and intense competition from our competitors. While demand for our products frequently fluctuate from quarter to quarter, our maximum level of supply is relatively inflexible or constant in the short term due to the high fixed cost nature and capacity-driven supply in our business. As a result, we expect to face periodic supply–demand imbalances leading to price declines for our products. We also face intense pricing pressure from our customers who are able to leverage their size and the market concentration in their sector in their favor. In addition, we face significant competition from local and international companies, including from new entrants, and such competitive pressures may continue to drive semiconductor and semiconductor related equipment prices lower. We had in the past decreased the price on certain of our models by an average of approximately 9-16% in response to the foregoing pricing pressures. Such pricing pressures and the resulting decline of market prices for our products would have a material adverse effect on our business, financial condition and results of operations.

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

Due to the high fixed cost and capacity constraints associated with our business, it is often difficult to respond timely and effectively to any changes in order volumes from our customers.

We typically deliver our test handlers between one and one-half and three and one-half months after we have received an order from a customer. During these lead times, customers may modify or cancel their orders due to their own changing technology or for various other reasons, including economic and other factors. The volume and timing of orders placed by our customers vary due to fluctuations in product demand, the development of new semiconductor devices and other microeconomic and macroeconomic factors. Customers may also misinterpret the marketplace direction and incorrectly indicate to us the future customization or volume demand for a particular product. Changes in the volume of customer orders could have a material adverse effect on our profitability, in part because of the fixed costs associated with our semiconductor test handler product line and because the volume of customer orders affects the utilization rate of our equipment, labor and other overhead costs.

Infringement of our intellectual property rights could negatively impact our results of operations.

Our success is dependent in part on our technology and our ability to continue to use our technology as well as our ability to obtain from third party technology used in our business. We rely on a combination of contractual rights and patent, copyright, trademark and trade secret laws to establish and protect proprietary rights in our technology. If we are unable to establish or protect these rights in the domestic and international markets in which we compete, our competitors may be able to use our intellectual property to compete against us in such markets. This could limit our growth and adversely affect our financial condition and operating results. In addition, the inability to obtain on commercially reasonable terms the rights to any third-party intellectual property we would need for our business or the threat by a third party of intellectual property right infringement may have a material adverse effect on our business and results of operations.

It is possible that no additional patents will be issued to us or any of our affiliates in the future. In addition, our issued patents and trademarks may not prevent other companies from competing with us with better or new technology, innovations and/or design. Furthermore, although we maintain confidentiality agreements with many of our employees to limit disclosure or use of any information obtained as a result of an employee’s position with us, these employees may leave us or may be terminated by us at any time, and no assurance can be given that an employee will not misappropriate our proprietary information or that the Korean courts will enforce our rights under the confidentiality agreements. We cannot guarantee that any of the foregoing measures will discourage others from misappropriating our technology or independently developing similar technology.

For example, we have an ongoing dispute with Techwing Inc., or Techwing, a Korean company, involving Techwing’s alleged infringement of our patent rights with respect to memory test handlers. For discussion on all our current legal proceedings related to intellectual property rights, see Item 8.A. “Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

We currently are and could be in the future subject to claims of infringement of intellectual property rights of others, which could result in substantial costs and diversion of our financial and management resources.

We cannot be certain that our products do not or will not infringe upon patents or other intellectual property rights held by third parties. We are currently subject to legal proceedings related to intellectual property rights and in the future we could be subject to claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternative technology or obtain other licenses. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. In addition, certain of our employees were recruited from companies in our industry, including certain of our current or potential competitors. To the extent these employees have been and are involved in the development of products similar to the development in which they have been involved at their former employers, we may become subject to claims that such employees or we have improperly used or disclosed trade secrets or other proprietary information. Successful infringement or licensing claims against us may result in substantial monetary damages, which may materially disrupt the conduct of our business and have a material adverse effect on our reputation, business, financial condition and results of operations.

For discussion on all our current legal proceedings related to intellectual property rights, see Item 8.A. “Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

We are controlled by a major shareholder.

Moon Soul Chung, our founder and former President, Chief Executive Officer and Chairman of the board of directors, together with his family members, beneficially owned approximately 12.90% of our outstanding common stock, on a fully diluted basis as of December 31, 2006. Mr. Chung may be able to influence the composition and decisions of our board of directors, and shareholder votes relating to certain types of decisions and transactions, including those involving an actual or potential change of control. See Item 6.E. “Share Ownership.”

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

Since we hold a significant amount of short-term investments and other passive assets, including cash, and as we anticipate that we will continue to hold a significant amount of passive assets, for the current or any future taxable years we may be deemed a passive foreign investment company for United States federal income tax purposes. If we are deemed a passive foreign investment company for any year, you could be subject to adverse United States federal income tax consequences. Each investor is urged to consult its own tax advisor regarding the application and the effect of the passive foreign investment company rules in connection with the acquisition, ownership and disposition of our common shares or ADSs. See Item 10.E. “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

We may be required to take significant actions that are contrary to our business objectives in order to avoid being deemed an investment company as defined under the Investment Company Act of 1940, as amended.

While we do not believe we are currently an investment company, as defined in the U.S. Investment Company Act of 1940, as amended, or the 1940 Act, and while we do not have any intent to become an investment company, to the extent that we acquire additional investment securities as the result of which the value of our total investment securities exceeds 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, we could become an investment company as defined under the 1940 Act. In the future we may be required to take actions to avoid the requirement to register as an investment company, such as shifting a significant portion of our long- and short-term investment portfolio into low-yielding bank deposits or other short-term securities which are not considered to be investment securities due to their liquidity and certain other characteristics. These types of investments may reduce the amount of interest on other income that we could otherwise generate from our investment activities. In addition, we may need to acquire additional income or loss generating assets that we might not otherwise have acquired or forego opportunities to acquire minority interests in companies that could be important to our strategy.

The 1940 Act also contains regulations with respect to investment companies, including restrictions on their capital structure, operations, transactions with affiliates and other matters which would be incompatible with our operations. If we were to be deemed an investment company in the future, we would, among other things, effectively be precluded from making public offerings in the United States. We could also be subject to administrative or legal proceedings and, among other things, contracts to which we are a party might be rendered unenforceable or subject to rescission.

We have identified certain material weaknesses in our internal controls over financial reporting. If we fail to achieve and maintain effectiveness of internal controls over financial reporting, we may be unable to accurately report our financial results on a timely basis or reduce our ability to prevent or detect errors, and investor confidence and the market price of our ADSs may be adversely affected.

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2006 pursuant to section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and related SEC rules and concluded that our internal controls over financial reporting were not effective as of December 31, 2006. Specifically, management identified two material weaknesses set forth in our internal controls over financial reporting. A material weakness is defined as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatements of the consolidated financial statements will not be prevented or detected. A material weakness could adversely impact our disclosure controls and procedures. See Item 15T. “Controls and Procedures” for additional discussion regarding our material weaknesses.

Our management, in particular, our Chief Executive Officer and Chief Financial Officer, along with the Audit Committee, is in the process of addressing the material weaknesses and will seek to put in effective internal controls over financial reporting which will remediate such material weaknesses as expeditiously as possible. All disclosure controls and procedures, no matter how well designed, however, have inherent limitations including the possibility of human error and the circumvention or overriding of the controls and procedures. A company’s internal controls over financial reporting are a process designed to provide reasonable, not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal controls over financial reporting include those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect all misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changed conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Furthermore, we are subject to the Sarbanes-Oxley Act, which requires us to, among other things, maintain effective internal controls over financial reporting, and requires our management to provide a certification on the effectiveness of our internal controls on an annual basis.

If we are not able to complete our remediation plans designed to address the identified material weaknesses or fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our financial results in a timely manner or prevent errors or fraud, and investor confidence and the market price of our ADSs may be adversely affected.

Risks Relating to Korea

Our businesses may be adversely affected by developments affecting the Korean economy.

We are incorporated and headquartered in Korea, and derived 58.7% of our total revenues in 2006 from our sales to customers in Korea. Accordingly, our business, financial condition, results of operations and prospects are subject to the economic, political, legal and regulatory conditions and developments in Korea. Any developments that could adversely affect the Korean economy will likely also decrease demand for our products and adversely affect our financial condition and results of operations.

Fluctuation in the value of the Won against the U.S. dollar and other major foreign currencies may have a material adverse effect on our results of operations and on the prices of our common stock and the ADSs.

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect our results of operations because, among other things, it causes:

•

an increase in the amount of Won required by us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 94.9% and 96.9% of our total consolidated long-term debt, including current portion, as of December 31, 2005 and 2006, respectively; and

•	an increase in Won terms, of the costs of equipment that we purchase from overseas sources which we pay for in U.S. dollars or other foreign currencies.

Appreciation of the Won may also materially affect our results of operations because among other things, it causes:

•	our products to become more expensive and less price competitive than the products offered by certain of our overseas competitors, thereby potentially decreasing our overall sales revenues; and

•	the cost of our inputs such as raw materials and component parts to increase disproportionately as compared to that of our overseas competitors as we procure most of our inputs from Korea.

Fluctuations in the exchange rate between the Won and the U.S. dollar affects the U.S. dollar equivalent of the Won price of the shares of our common stock on the KRX Stock Market. These fluctuations also affects the amounts a registered holder or beneficial owner of ADSs receives from the ADR depositary in respect of:

•	dividends, which are paid in Won to the ADR depositary and converted by the ADR depositary into U.S. dollars;

•	the U.S. dollar value of the proceeds that a holder receives upon sale in Korea of the shares; and

•	the secondary market price of the ADSs.

Increased tensions with North Korea could have an adverse effect on us and the prices of our common stock and the ADSs.

Relations between Korea and North Korea have been tense over most of Korea’s history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increased hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to the nuclear weapons program of North Korea. In February 2005, North Korea announced that it possessed nuclear weapons. In September 2005, North Korea agreed to end its nuclear weapons program, and the six participating nations signed a draft preliminary accord pursuant to which North Korea agreed to dismantle its existing nuclear weapons, abandon efforts to produce new future weapons and readmit international inspectors to its nuclear facilities. In return, the other five nations participating in the talks, China, Japan, Korea, Russia and the United States, expressed willingness to provide North Korea with energy assistance and other economic support. The six parties agreed to hold further talks in November 2005. However, one day after the joint statement was released, North Korea announced that it would not dismantle its nuclear weapons program unless the United States agreed to provide civilian nuclear reactors in return, a demand that the United States rejected.

In July 2006, North Korea conducted several missile tests, which increased tensions in the region and raised strong objections from Japan and the United States. In response, the United Nations Security Council passed a resolution condemning such missile tests and banning any United Nations member state from conducting transactions with North Korea in connection with material or technology related to missile development or weapons of mass destruction. On October 9, 2006, North Korea announced that it had successfully conducted a nuclear test, which increased tensions in the region and raised strong objections from Korea, the United States, Japan, China and other nations worldwide. In response, the United Nations Security Council passed a resolution which prohibits any United Nations member state from conducting transactions with North Korea in connection with any large-scale arms and material or technology related to missile development or weapons of mass destruction, providing luxury goods to North Korea, and imposes freezing of assets and an international travel ban on persons associated with North Korea’s weapons programs, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea.

In February 2007, the six parties entered a new accord whereby North Korea would begin to disable its nuclear facilities in return for fuel oil and aid. After several months of alleged non-compliance by North Korea and other related disputes among the parties, North Korea announced in June 2007 that it has agreed to begin disabling its nuclear facilities. We cannot assure you that these recent events constitute a final agreement on North Korea’s nuclear program, including critical details such as implementation, timing and verification, or that North Korea will fulfill its obligations under such accord.

In addition, in October 2004, the United States proposed plans to withdraw approximately one-third of the 37,500 troops currently stationed in Korea by the end of 2008. However, details regarding the timing and other aspects of the proposed reduction in U.S. troops are not yet finalized and talks between the governments of the United States and Korea are ongoing.

Any further increase in tensions, resulting for example from a break-down in contacts, test of long-range nuclear missiles, coupled with continuing nuclear programs by North Korea or an outbreak in military hostilities, could adversely affect our business, prospects, financial condition and results of operations and could lead to a decline in the market value of our ADSs.

Korea’s legislation allowing class action suits related to securities transactions may expose us to additional litigation risk.

A law enacted on January 12, 2004 allows class action suits to be brought by shareholders of companies (including us) listed on the KRX Stock Market for losses incurred in connection with purchases and sales of securities and other securities transactions arising from (i) false or inaccurate statements provided in the registration statements, prospectuses, business reports and audit reports; (ii) insider trading and (iii) market manipulation. This law became effective starting from January 1, 2005 with respect to companies whose total assets are equal to or greater than Won 2.0 trillion as of the end of the fiscal year immediately preceding January 1, 2005. However, in the event that certain elements of the financial statements for the fiscal year ended before January 1, 2005 were not in compliance with the then-effective accounting standards, this law does not apply, if such non-compliance is cured or addressed in the financial statements for the fiscal year ending on December 31, 2006, and such corrected information is submitted to the Financial Supervisory Commission or the Korea Exchange Inc., or the KRX, or made publicly available. This law permits 50 or more shareholders who collectively hold 0.01% of the shares of a company to bring a class action suit against, among others, the issuer and its directors and officers. It is uncertain how the courts will apply this law. Litigation can be time-consuming and expensive to resolve, and can divert management time and attention from the operation of a business. We are not aware of any basis under which such suit may be brought against us, nor are any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the ADSs

Liquidity of our ADSs may be limited.

Our ADSs were first quoted for trading on The NASDAQ National Market on November 17, 1999 under the symbol “MRAE” and we issued new ADSs on February 17, 2000. An active market for our ADSs has not yet developed and trading volumes of our ADSs in The NASDAQ Global Market (formerly known as The NASDAQ National Market) remain low. There can be no assurance that an active market will develop or, if such a market does develop, that it will continue.

Investors in our ADSs may not be able to exercise preemptive rights for additional shares and may suffer dilution of their equity interest in us.

The Korean Commercial Code and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares in proportion to their existing ownership percentage whenever new shares are issued. If we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, the ADR depositary, after consultation with us, may make the rights available to an ADS holder or use reasonable efforts to dispose of the rights on behalf of the ADS holder and make the net proceeds available to the ADS holder. The ADR depositary, however, is not required to make available to an ADS holder any rights to purchase any additional shares unless it deems that doing so is lawful and feasible and:

•	a registration statement filed by us under the Securities Act is in effect with respect to those shares; or

•	the offering and sale of those shares is exempt from, or is not subject to, the registration requirements of the Securities Act.

We are under no obligation to file any registration statement with respect to any ADSs. If a registration statement is required for an ADS holder to exercise preemptive rights but is not filed by us, the ADS holder will not be able to exercise his or her preemptive rights for additional shares. As a result, ADS holders may suffer dilution of their equity interest in us.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

General

Our legal and commercial name is Mirae Corporation. Our registered office is at #9-2, Cha Am-Dong, Cheon An, Chung Cheong Nam-Do 330-200, Republic of Korea and our telephone number is (8241) 621-5070.

Mirae was founded as a sole proprietorship in 1983 and incorporated as a corporation with limited liability under the laws of Korea in December 1990. Shares of our common stock were listed on the Korea Stock Exchange on November 2, 1996. Our ADSs were first quoted for trading on The NASDAQ National Market on November 17, 1999 under the symbol “MRAE” and we issued ADSs on February 17, 2000. Our agent for U.S federal securities law purposes is CT Corporation System, 818 West Seventh Street, Los Angeles, CA 90017.

Since 1983, we have manufactured and sold lead frame magazines and products related to machine tools, and after 1989, we diversified our product line into semiconductor test handlers primarily for sale to domestic semiconductor manufacturers. Test handlers are specialized robotic machines used to move semiconductor devices during the testing phase of the semiconductor manufacturing process. Since 1991, we have further diversified our test handler product line to include various models of memory test handlers, module test handlers, logic test handlers, flash card test handlers and burn-in sorters. Our core competencies are in the following mechatronics disciplines: precision mechanisms, intelligent control and machine vision. For the years ended December 31, 2004, 2005 and 2006, sales of handlers accounted for 50.1%, 47.4% and 64.0% of our total sales, respectively.

In 1998, we designed and developed advanced surface mount placement systems (SMD placement systems), which are machines that affix electronic devices onto printed circuit boards, and TFT-LCD handlers and testers, which are machines that handle and test a new generation of flat panel displays. In 1999, we began to sell these new products in Korea and worldwide. For the years ended December 31, 2004, 2005 and 2006, SMD placement systems accounted for 36.3%, 31.5% and 16.5% of our total sales, respectively.

Beginning in 1999, we made a strategic decision to become a leading provider of Information Technology services in Korea through the formation of and investments in companies and joint ventures that focus on the Information Technology sector. In line with this strategy, in March 1999 we established Lycos Korea, Inc., or Lycos Korea, an Internet portal site, and formed SoftForum Co., Ltd., or SoftForum, a provider of security solutions for cyber banking, trading and electronic commerce. We also formed other joint ventures and strategic alliances with, and made investments in, Information Technologies companies. For a complete list of Information Technology companies with which we currently hold an equity interest, see Item 4.B., “Business—Principal Businesses—Information Technology Business and Online Solutions.”

Corporate Restructuring and divestitures

In the aftermath of the economic downturn starting in 2001, including in the semiconductor industry and the Information Technology industry, we undertook a strategic corporate restructuring in order to reduce our risks related to such downturn and to focus on our core competencies and businesses. We completed the following steps, among others, as part of our corporate restructuring:

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

•

In August 2002, through the sale of certain portion of our equity interest in Lycos Korea to SK Telecom Co. for cash consideration, our equity interest in Lycos Korea decreased from 43.25% to 4.54%. Concurrently, Lycos Korea changed its corporate name to SK Communications Corporation. In June 13, 2003, we sold the remaining equity interest in SK Communications Corporation to SK Telecom Co. for cash consideration.

•

On March 24, 2005, we sold 2,726,800 shares of common stock of SoftForum to a third party. As a result of such sale, our ownership percentage in SoftForum decreased to 7.51% and SoftForum was excluded from consolidation for the year ended December 31, 2004 in accordance with Korean GAAP. Under Korean GAAP, when a parent company is expected to lose control over a consolidated subsidiary within one year from the balance sheet date, the subsidiary is not to be included in the consolidated financial statements for such fiscal year. On February 12, 2007, we sold our remaining 243,331 shares of common stock of SoftForum in the stock market, and therefore, is no longer a shareholder of SoftForum.

•

MR Tech Town Co., or MR Tech, was incorporated in April 1999 under the laws of Korea, and we acquired a 100% equity interest in MR Tech on July 2, 1999. MR Tech is engaged in providing building administration services. On April 4, 2003, all of the outstanding shares (a total of 20,000 common shares) of MR Tech valued at Won 46 million on such date were sold to our subsidiary, SoftForum, as part of corporate restructuring. As SoftForum is no longer our subsidiary, MR Tech is no longer deemed to be our affiliate.

•

Alpha Logics Co., Ltd., or Alpha Logics, incorporated in December 2002 under the laws of Korea, is engaged in developing and selling security solutions and related equipment. As of December 31, 2005, Alpha Logics was a wholly-owned subsidiary of SoftForum. As SoftForum is no longer our subsidiary, Alpha Logics is no longer deemed to be our affiliate.

•

Mobile Game Co., Ltd., or Mobile Game, was incorporated in December 1999 under the laws of Korea as our 59.98%-owned subsidiary and is currently engaged in designing and developing game programs. In April 2002, the status of Mobile Game changed to a subsidiary accounted for using the equity method from a consolidated subsidiary due to the decrease in our ownership from 59.98% to 29.99%. In 2003, we disposed all of our equity interest in Mobile Game to our affiliate, Cyber Bank Corporation, or Cyber Bank, for Won 252 million. On April 19, 2004, Cyber Bank disposed of all of its equity interest in Mobile Game to Mforma Group in the United States.

•

Mirae America, Inc., or Mirae America, incorporated in February 2001 under the laws of California, sold products manufactured by us and provided after-sales services for our products in the United States. Mirae America filed for voluntary liquidation and obtained a court order approving the voluntary liquidation on June 22, 2005. Mirae America has not conducted any business since such date.

•

Mobile Internet Corporation, or Mobile Internet, incorporated in June 2000 under the laws of Korea, is engaged in marketing PDA and telecommunication related business such as providing mobile solution. As of December 31, 2005, Mobile Internet Corporation was 99.99% owned by our affiliate, Cyber Bank. On June 7, 2006, Cyber Bank disposed of all of its equity interest in Mobile Internet to a third party.

Capital Expenditures

Our capital expenditures in 2006, 2005 and 2004 was Won 2,260 million (US$2,430 thousand), Won 5,053 million, Won 9,872 million respectively, primarily for the purchases of machinery, supplies and other items.

We expect that our capital expenditures in 2007 will be similar to the 2006 level, and will be primarily for the purchases of machinery, supplies and other items. We may also make additional capital expenditure investments as opportunities arise. In addition, we may increase, reduce or suspend our planned capital expenditure investments for 2007 or change the timing and area of our capital expenditure investments in response to market conditions or for other reasons.

4.B. Business Overview

We design and manufacture mechatronics machines, including high-precision robotic parts and software that controls these robotic parts, primarily for sale to the semiconductor manufacturing and PCB assembly industries. Our product lines consist of semiconductor test handlers and their components and SMD placement systems. We have also commenced a display-related business. In addition, we have significant equity interests in certain Information Technology companies.

Industry Background

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

Different types of devices, such as linear ICs and logic ICs, memory and individual transistors (discretes), and different types of packages require different assembly and packaging and, therefore, different testing solutions. Semiconductor manufacturers rely on a multiple-step testing and reliability screening procedures to detect defects or weaknesses that may result at any stage during the manufacturing process. The initial testing phase is typically performed before the processed semiconductor wafer is cut into individual Die. After the Die is packaged, a test for packaging defects is performed. Certain devices then undergo an extensive reliability screening and stress testing procedure known as “burn-in.” The final testing phase involves the use of automated test equipment – or “testers” – that evaluate numerous devices simultaneously and perform a variety of tests at various temperatures.

Test handlers facilitate the testing process. Test handlers are specialized robotic machines that (i) carry devices on loader trays to testing equipment, (ii) feed devices into and remove devices from the testers once the testing process is complete and (iii) sort tested devices into bins based on pre-programmed grading criteria. The grade received determines the type of application for which a device may be used, with a higher grade allowing for more sophisticated applications.

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

The semiconductor market improved significantly during the 2004, with growth of 28% over 2003, according to industry date provided by WSTS (Worlds Semiconductor Trade Statistics). In 2006, the semiconductor market grew 8.9% over 2005 and predicts continued growth for 2007 of 10% over 2006. In 2006, Sales of semiconductor equipment reached US$40.5 billion or increased approximately 23% compared to 2005 according to industry data provided by WWSEMS (Worldwide Semiconductor Equipment Market Statistics). Sales of semiconductor equipment in Korea and North America increased by 20.1% and 28.8% in 2006, respectively, while other regions experienced somewhat slower growth: Europe 11.3% and Japan 12.4%. Sales of semiconductor equipment in other parts of Asia such as China and Taiwan increased significantly during 2006, with upturns of 73.2% and 27.7%, respectively, over 2005.

Competitive Strengths

We believe that our principal products, such as test handlers and SMD placement systems, are among the most advanced and efficient in the industry. We attribute this to our ability to combine our core competencies in mechatronics with our process know-how in semiconductor manufacturing and PCB assembly and inspection processes, together with our software design expertise.

Core Competencies in Mechatronics

Our core competencies are concentrated in three mechatronics disciplines: precision mechanism, intelligent control and machine vision.

Precision Mechanism

Precision mechanism consists primarily of four sub-fields: structural analysis and design, kinetic analysis and design, thermofluid analysis and design and tribology.

Structural Analysis and design. Structural analysis and design entails the development of mechanical parts to achieve an optimized balance between high rigidity and low weight.

Kinetic Analysis and design. Kinetic analysis and design entails the analysis of the dynamic characteristics of mechanical moving parts and their development to maximize the speeds at which such parts operate and minimize the vibrations which result from operating such parts at increasingly higher speeds.

Thermofluid Analysis and design. Thermofluid analysis and design entails the analysis of the effect of temperature on certain materials, the study of the transmission of varying temperatures through these materials and the methods used to control temperature and its related effects.

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

Parallel Processing architecture. Parallel processing architecture consists of the development of technology that enhances the speed and efficiency of multi-tasking.

High Precision Vision Algorithms. High precision vision algorithms are used to develop formulae to calculate optimal positioning of items by taking into consideration such factors as rotational angle and the center of gravity of particular components, and to inspect the leads and balls of the electronic devices.

Process Know-How

In addition to our core competencies in mechatronics, in order to manufacture and improve upon our principal products, we require the know-how and understanding of highly specialized engineering processes utilized by our customers. We possess process know-how accumulated through experience and research in areas of semiconductor handling during the testing phase and PCB assembly and inspection. We believe that our core competencies in mechatronics, along with our know-how and understanding of these processes, enables us to implement our semiconductor test handler products and SMD placement systems according to market standards.

Software Design Expertise

In addition to our core competencies, we design software to control a variety of functions in our mechatronics products and have developed expertise in the following four key areas:

•	real-time control software: a software program needed to implement control functions and to respond to signals in a synchronous manner;

•	motion planning software: real-time operating system-based software that plans the movement of each robotic mechanism to complete a given task;

•	job planning software: a type of PC-based artificial intelligence software for planning the most efficient way for the end user to operate the production equipment; and

•

computer integrating manufacturing: on-line monitoring and management software system that controls production and facility in the central unit to implement control function between production line and our equipment.

While our mechatronics engineers develop algorithms and formulae, our software engineers design software to implement these algorithms and formulae. This permits real-time feedback from various sensors within our mechatronics machines to be processed and used. The ability to develop algorithms, formulae and related software is necessary to design our high-quality mechatronics machines. The close working relationship between our control engineers and software engineers enables us to develop and implement our software more efficiently and effectively.

Principal Businesses

Mechatronics Business

Semiconductor Test Handlers

General. Since 1989, we have designed and manufactured approximately 100 test handler models. We currently design, manufacture and sell four categories of test handlers: memory test handlers, memory module test handlers, logic pick-and-place test handlers and burn-in loader/sorters. In developing and manufacturing these machines, we are utilizing faster and more precise pick-and-place technology derived from our development experience in SMD placement systems.

The following table sets forth information about our major test handler models manufactured by us from 2000 to 2006:

Product	Specifications	Market focus	Year Introduced
Memory test handler
M420	256/128 device parallel testing (Dual test sites); 13,000 UPH; Tri-temperature control; Vertical docking	TSOP I/II, TQFP, BGA, CSP (µBGA, Fbga, QFN), Flash Memory Cards (MMC, SD, Mini SD, Memory Stick)	2005

M440	320/160 device parallel testing (Dual test sites); 12,500 UPH, Tri-temperature control; Vertical docking	TSOP I/II, TQFP, BGA, CSP (µBGA, Fbga, QFN), Flash Memory Cards (MMC, SD, Mini SD, Memory Stick)	2005

M520	640/320 device parallel testing (Dual test sites); 16,000 UPH, Tri-temperature control; Vertical docking	TSOP I/II, TQFP, BGA, CSP (µBGA, Fbga, QFN), Flash Memory Cards (MMC, SD, Mini SD, Memory Stick)	2006

Memory module test handler

MR7500	16/8 device parallel testing; 2,000 UPH; Tri-temperature control; Vertical docking	Pick-and-place type (SIMM, 144 SODIMM, 168 DIMM, 184 RIMM, 184 DDR-DIMM, 200 SODIMM, 232 DIMM); High-end applications	2000

MR7570	64 device parallel (4 Stations/Async.) testing; 4,200 UPH; Ambient; Vertical docking	All kinds of USB Device (Max. 85x22x15mm)	2004

M720	8 module parallel testing; 1,600 UPH; Ambient; Horizontal docking	Pick-and-place type (SIMM, 144 SODIMM, 168 DIMM, 184 RIMM, 184 DDR-DIMM, 200 SODIMM, 232 DIMM); High-end applications	2006

Logic Pick-and-place test handler

M620	4/2/1 device parallel testing (8 para: option); 7,000 UPH; Dual –temperature control; Horizontal docking	BGA, PGA, QFP, CSP, CiS, PLCC, TSOP, MLF, etc	2005

Burn-in loader/sorter

MR9220	Maximum throughput: 15,000 UPH	TSOP, fBGA, TQFP	2003

M820	Maximum throughput: 25,000 UPH	TSOP, fBGA, TQFP	2006

Memory Test Handler. We began manufacturing memory test handlers in 1992. We started with a design based upon the vertical gravity technology that was a common standard in the market at the time. In 1997, we hired a group of senior engineers, who specialized in SMD placement systems technology, from the LG Group of Korea for our research and development division. As a result of research and development relating to SMD placement systems, we were able to develop a pick-and-place technology, which we believed was more advanced than the then-existing vertical gravity technology, and added precision heat controlled chamber technology, which enables semiconductor devices to be tested for a particular range of temperatures specified by the user. In 1998, using this new enhanced technology, we successfully introduced our fastest memory test handler, MR5500, which is mostly suited for the handling of flash memories due to its higher speed pick-and-place performance. MR5500 has been continuously upgraded during the last six years to meet customer demands. The same group of engineers later developed MR5800, the 128 para memory test handler, with a fully closed loop heat compensation capability as an option in 2003. More than 40 units of this model has been installed at various customer sites and we consider this model to generally meet the requirements of our overseas customers. Since 2004, parallelism has become a key product attribute in the memory test handler market and, accordingly, customers in this market demand test handler solutions with higher parallelism. To respond to such market trends in a more effective and timely manner, we developed and launched new models, M420 and M440, in 2005, which are able to simultaneously handle 256 and 320 devices, respectively. The billing volume of these models accounted to 97 sets in 2006. For the fourth quarter of 2006, we developed and launched a new model, M520, which is able to simultaneously handle 640 devices. We plan to release test handlers with parallelism of 960 or higher in the near future.

Each of our memory module test handlers applies a Microsoft Windows NT-based graphical user interface. In addition, each of our memory module test handlers utilizes pick-and-place technology and, in the case of the MR7500, offers tri-temperature control ranges. Depending on the design specifications, our memory module test handlers can conduct 16 modules simultaneously and, in addition, can test under various temperature conditions and offer vertical docking of loader trays. The world’s first USB test handler was introduced and installed in 2004. The unique USB handler can produce at maximum 4,800 units per hour, ensuring higher productivity to the USB marker. In 2006, we developed a new model, M720, which adopts horizontal docking of loader trays and can conduct eight modules simultaneously.

Logic Pick-and-Place Test Handler. Although we had developed and manufactured various non-memory test handlers, including logic pick-and-place test handlers since 1989, we did not focus on this category as domestic manufacturers are some of the largest manufacturers of DRAM. Since 2001, however, we began focusing our research and development activity on developing the next generation logic pick-and-place test handler because the overseas market for logic pick-and-place handlers is a much bigger market with a larger number of customers than the market for memory test handlers. As a result, we introduced MR2700 in 2003, which has since been installed at various domestic sites. To penetrate overseas market, we developed M620, which is an upgraded version of MR 2700, and we began to sell this model in the United States in 2005.

Burn-in Loader/Sorter. We have been manufacturing burn-in sorters since 1997. Our burn-in sorter, the MR9220, is used in the extensive reliability screening and stress testing procedure of ICs known as “burn-in.” The burn-in process screens for early failures by operating the IC at elevated voltages and temperatures of up to 125 degrees Celsius (257 degrees Fahrenheit) for periods typically ranging from 12 to 48 hours. The MR9220 is a burn-in-board loading and unloading handler. Before loading the devices into the burn-in-board, the MR9220 performs certain basic functional tests. Combining a linear motor system with pick-and-place technology, we believe the MR9220 is one of the fastest sorters available, with a maximum throughput of 15,000 UPH. In addition, in 2006, we developed and launched a new model, M820, with a maximum throughput of 25,000 UPH, which sorts 1.6 times faster than the previous model M9220. In responding to various customers’ requirements, our research and development group has developed a new type of model, MR9300, which performs test during loading (TDL) function.

Sales, Marketing and Distribution. The following table shows sales volume and sales value of the handlers manufactured and sold by us for each of the periods indicated:

	Year ended December 31,
	2004		2005		2006
Model	Sales		Sales		Sales
	(Sales in millions of Won)
Memory test handlers	(Won)	14,063	(Won)	23,738	(Won)	33,620
Memory module test handlers		5,088		6,913		3,213
Logic pick-and-place test handlers		420		1,454		423
Burn-in sorters		3,069		4,849		4,717
Gravity handlers		643		0		0
Handler components		10,240		13,429		16,218

Total	(Won)	33,523	(Won)	50,383	(Won)	58,191

In 2004, 2005 and 2006, the sales of our memory test handlers accounted for 41.9%, 47.1% and 57.8% of the total semiconductor equipment revenues, respectively.

Until 1998, we had focused our sales and marketing efforts for test handlers in the domestic market, with the vast majority of our sales being made to Samsung Electronics Co., Ltd. and Hynix Semiconductor Inc. However, as a result of the significant slowdown in the semiconductor and related industries in 2000, we diversified our customer base and extended our sales and marketing activities beyond Korea. Our sales of test handlers increased by approximately 15.5% to Won 58.2 billion (US$62.6 million) in 2006 from Won 50.4 billion in 2005. Our domestic sales and export sales represented 53.3% and 46.7%, respectively, of our total sales of the test handlers in 2006 as compared to 47.9% and 52.1% in 2005.

In the domestic market, we currently promote and market our test handlers through a direct sales channel based at the headquarters in Cheon An. In order to enhance our sales and marketing efforts in the global market, we have increased the number of our overseas sales agents that provide local customer support and feedback to us with respect to customer satisfaction and complaints as well as providing us with general market trends information. We currently market our test handlers through overseas sales and customer support agencies in Taiwan, Singapore, Germany, Italy, Malaysia, Brazil, Philippines and the United States. Beginning in November of 2004, we established our own branch offices in China and started to sell our products directly and provided direct customer support to penetrate the Chinese market. We have also dispatched skilled customer service representatives to Taiwan to provide continuous service support to Taiwanese customers. We also participate in trade shows, which provides us with a forum for product demonstrations and gives us access to potential new and existing customers.

Breakdown of Our Semiconductor Test Handler Sales Revenue by Region

Region	FY 2004	FY 2005	FY 2006
America	22.1%	30.1%	28.0%
Europe	13.6%	7.8%	5.7%
Asia (except Korea)	12.9%	14.2%	13.0%
Korea	51.4%	47.9%	53.3%
Total	100.0%	100.0%	100.0%

Customers. Our principal test handler customers are Hynix Semiconductor Inc. and SanDisk Corporation. Hynix Semiconductor Inc. was our largest customer in 2006 accounting for 50.8% of test handler sales and SanDisk Corporation was our second largest customer in 2006 accounting for 27.8 % of test handler sales. In 2006, our export sales accounted for 46.7% of our total test handler sales, comprised of 28.0%, 5.7% and 13.0% for North America, Europe and Asia, respectively. Our exports to Europe decreased in 2005 and 2006 primarily due to the transfer of production facilities from Europe to China by Infineon Technologies AG, Qimonda AG and EEMS Italia SPA.

Competition. The mechatronics market is characterized by intense competition, rapid technological and product changes, changing market requirements and significant expenditures for product and market development. In the handler market in particular, the principal competitive factors are throughput, accuracy, reliability and price. We compete in the test handler market on the basis of (i) market recognition and brand values in the handler market, (ii) research and development capability to develop and release new products to meet the customized requirements of the customers, and (iii) timely and efficient product manufacturing and remediation of product performance, (iv) ability to manage and meet customer expectations, and (v) registered domestic and overseas patents which act as barriers to entry to prevent new players from entering our markets. In the memory test handler market, we believe our primary competitors are Advantest Corporation in Japan, Hitachi, Ltd. in Japan and Techwing Inc. in Korea. In the logic pick-and-place test handler market, we believe our primary competitors are Seiko-Epson in Japan, Delta Design in the United States and Synax in Japan.

Seasonality. Our sales of test handlers tend to be concentrated in the second half of each year because most overseas customers tend to place orders for such handlers during the third quarter and our Korean customers tend to place orders during the fourth quarter.

SMD placement systems

General. In March 1999, we began manufacturing SMT component placement systems. SMT component placement systems are robotic machines used for the high precision, high-speed placing of a broad range of electronic components, such as resistors, capacitors and ICs, onto PCBs used in computers, telecommunications equipment, consumer electronic products, industrial equipment, medical instruments, automotive systems, military systems and aerospace systems.

Based upon the definitions developed by the Japanese Robotics Association (JARA) PROTEC Market Data Reporting Convention, SMT component placement equipment can be divided into categories in relation to the types of components and the equipment is capable of placing onto PCBs and the size of the PCB that can be processed. Chip shooters are used for the placement of small components, such as resistors and capacitors, onto PCBs. Chip mounters are further classified into four categories based on the speed at which they can place component: (i) high-speed (more than 60,000 components per hour); (ii) mid-high-speed (more than 45,000 to less than 60,000 components per hour); (iii) mid-low-speed (more than 24,000 to less than 45,000 components per hour) and (iv) low-speed (less than 24,000 component per hour.) The second category of SMT component placement equipment is multi-functional placement systems. These systems can place a full range of components, including ICs onto PCBs. Multi-functional component placement systems are classified based on the list price range of the system: (i) high-end list price, which are generally systems with list prices exceeding US$200,000; (ii) low-mid list price, which are generally systems with list prices more than US$100,000 but less than or equal to US$200,000; and (iii) low-low list price, which are generally systems with prices less than or equal to US$ 100,000.

We have reduced and reclassified the number of SMT component placement system models we produce from 12 in 2003 to seven in 2006, in order to concentrate our marketing efforts on those models which we deem to be popular in the marketplace and to improve our quality of service by focusing our after-sale customer service efforts on fewer models.

The following table shows our current classification of our SMT component placement systems:

Our current SMT Component Placement System Models

Product	Specifications	Market focus	Year Introduced
Chip Mounters

Mx310T	Chip Mounter Mid-Low Speed (Large and Regular Board)	Chips: 36,000 chips/hour	2005

Mx310S	Chip Mounter Mid-Low Speed (Large and Regular Board)	Chips: 28,000 chips/hour	2005

Mx110	Chip Mounter Low-Speed (Regular Board)	Chips: 14,000 chips/hour	2005

Mx120	Chip Mounter Low-Speed (Regular Board)	Chips: 16,000 chips/hour	2007

Multi-Functional

Mx310QP	Low-Mid Price (Large and Regular Board)	Chips: 12,000 chips/hour Ics: 6,545 Ics/hour	2005

Mx110P	Low-Low Price (Regular Board)	Chips: 11,000 chips/hour Ics: 2,500 Ics/hour	2005

Mx240	Low-Mid Price (Regular Board)	Chips: 9,000 chips/hour Ics: 5,600 Ics/hour	2003

Mx110TP	Low-Low Price (Regular Board)	Chips: 7,500 chips/hour Ics: 4,500 Ics/hour	2005

Mx120P	Low-Low Price (Regular Board)	Chips: 13,000 chips/hour Ics: 4,000 Ics/hour	2007

The table below shows the percentage of SMT component placement systems sold worldwide in 2006 that each major type of system represents and the number of machine models that we offer in each category.

Coverage of Our Models with Respect to Percentage of Total Sales by Machine Category

Major Category	Machine Type	Percentage of Total Sales of 2006(1)	Number of Equipment Offered
Chip Mounter	Mid-Low Speed	24.3%	17
	Low-Low Speed	23.4%	26
Multi-Functional	Low-Mid Price	15.4%	10
	Low-Low Price	36.9%	43

Total		100%	96

Source: PROTEC Market Data Convention.

(1)	Represents total sales worldwide of our products in 2006.

All of our SMD placement systems use linear motors to drive the X-Y gantries containing the heads that are used to pick-and-place the electronic components. We believe that the use of linear motors allows higher speed and reliability, as well as lower maintenance than the belt or screw driven systems used by most of our competitors. Additionally, all of our SMD placement systems use linear scales to position the gantries. The use of linear motors and linear scales allows our placement systems to achieve speeds (or tact times) of up to 0.09 seconds per chip and accuracy of 0.065 mm for chip type devices and 0.025 mm for fine-pitch IC type devices. The use of X-Y gantries versus table turret-type drive allows our placement systems to achieve a smaller system size (footprint) while maintaining similar performance, which is an important factor for many customers. Our Mx310S and Mx310T systems contain two X-Y gantries while the remaining systems contain a single X-Y gantry.

The type of component placement head located on the X-Y gantry determines the type of component capable of being placed by the system. Our chip mounters use multiple spindle modular heads containing four, six or eight chip type spindles, while our multi-functional placement systems have one or more precision heads that are used to place fine pitch ICs. Each of our SMD placement systems also includes a Mirae-designed and manufactured vision system that permits inspection of components at high speeds. All of our placement systems also use a common Microsoft Windows 2000 and XP based graphical user interface that allows customers to mix multiple types of placement systems in the same facility without having to retrain operators. Mx240, which is the most advanced placement system among our SMD placement systems, has been equipped with a “Closed- Loop Force Control System,” which monitors and controls placement pressure of mounted parts to improve placement accuracy and prevent parts damage. In 2007, we developed Mx120 series, which is a simple and user-friendly placement system with high speed and competitive price. Mx120 series perform 16,000 chip per hour in the various component range. Many of the technologies used in our component placement systems have been adopted from the technologies that we developed from our core competencies and in the manufacturing of our semiconductor test handler products. We believe these technologies enable us to produce and sell SMD placement systems that are among the most advanced in the industry. We also design and manufacture a full line of accessories to support component feeding on our placement systems. These accessories include “intelligent” tape feeders that can reduce the mis-picking (loss) of parts and enhance placement reliability and automated tray feeders for IC components. In addition, we have commercially introduced the so called “unlimited vinyl ejecting device” in tape feeder so that our customers may derive greater convenience and productivity when working.

Market Description. The market for SMD placement equipment is presently undergoing many changes. SMD placement systems are largely used by two types of electronics manufacturers: OEMs, who use the equipment to assemble PCBs for use in their own systems, and EMSs, who use the equipment to assemble PCBs for customers on a contract basis. During the past few years, there has been a major shift from in-house assembly of PCBs to the use of contract manufacturers to perform PCB assembly. When we entered the market in 1999, EMS-produced PCBs accounted for about 10% of the total electronics market according to data published by PROTEC Market Data Convention. The growth rate of the revenues of EMSs was roughly 30% in 2000 but the deterioration in the economic conditions in 2001 and 2002 in the United States and in most economically developed countries negatively impacted the EMS Market. However, with the industry upturns in 2004, EMS-produced PCBs experienced 19.9% growth in 2005 compared to 2004 and 50.7% growth in 2004 compared to 2003. The growth figures for 2006 are currently not available. In addition, worldwide OEM Market for electronic products experienced 10.4% growth in 2006 compared to 2005 and 2.9% growth in 2005 compared to 2004, whereas the worldwide EMS Market experienced 15.4% growth in 2006 compared to 2005 and 14.0% growth in 2005 compared to 2004. According to the Worldwide Electronics Manufacturing Services Markets, Second Edition, the worldwide EMS Market is expected to increase by approximately 14.4% in 2007 compared to 2006.

The major factors driving this growth are that EMSs offer lower production costs through a number of advantages, including lower labor costs, superior competency, utilization improvement, economies of scale and business risk mitigation. The placement equipment purchasing criteria used by OEMs and EMSs often differs, with OEMs selecting the lowest cost component technology and equipment capable of assembling their PCB board, whereas EMSs are interested in equipment that has the widest flexibility and minimizes costs. These factors contributed to the increase in popularity of non-turret type chip shooters, such as our products, with their reduced floor space and set-up time requirements, over turret-type, as well as the rapid growth in multi-functional placement systems, both in the high-end (large EMSs) and low-end (small EMSs and OEMs). Both OEMs and EMSs place a great deal of importance on equipment reliability and local customer service support.

Unlike semiconductor test handlers, which are primarily purchased by major semiconductor manufacturers who make up a market of a relatively small number of potential customers, SMD placement systems are bought by both large and small electronic manufacturers in a market of thousands of potential customers. Large and small electronic manufacturers differ widely in the manner in which they buy component placement systems. Large manufacturers have enormous buying power. A recent study on the EMS market segment concluded that although there are thousands of EMSs worldwide, the top 50 EMSs such as Foxconn, Flextronics and Solectron account for approximately 50% of the total worldwide EMS revenues. Although they produce products from regional facilities located throughout the world, these large electronics manufacturers use centralized purchasing functions usually located at the headquarters to qualify vendors and negotiate supply contracts. These large manufacturers desire to work directly with a dedicated sales team from the placement system manufacturer and require on-site service support for each manufacturing facility. Small manufacturers tend to buy placement systems once they have secured new business that requires additional capacity or capabilities not present in their existing systems. In order to service the thousands of small manufacturers around the world, we rely on a network of distributors and sales representatives. We are currently expanding our geographic distribution network to increase our sales and service coverage.

There has been a geographical shift in sales of new SMT component placement systems. When we entered the market in 1999, the Americas and Europe accounted for 45.8% of new machine placements in the world. In 2004, these two regions together accounted for only 19.4% of new machine placements worldwide. Asia not including Japan accounted for 32.5% and 68.2% of new machine placements in 1999 and 2004, respectively. In 2004, new machine placements in China alone exceeded machine placements in the Americas, Europe and Japan combined. This change has been gradually accelerating since 2002 and indicates the trend of relocation of PCB assembly, especially for low margin consumer products, such as PCs and cellular phones, to Asia due to lower labor costs. A significant number of these procurements are made by large OEMs and EMSs whose purchasing contracts are entered into in the Americas and Europe. The demand for new SMT component placement systems has been affected by the general electronics industry which includes mobile phone, computer and other electronic products sectors. In 2006, the worldwide market share of SMT placement system experienced a 14.4% slowdown compared to 2005, whereas a 19.9% growth compared to 2004. In 2006, the European market share of SMT placement system increased by 9.9% only compared to 2005. In 2005, the Chinese market share which is categorized by shipped units of SMT placement system increased by 21% compared to 2004, while the European market share of SMT placement system increased by 13.7% as compared to the same period according to industry data provided by PROTEC Market Data Convention. The Worldwide Electronics Manufacturing Services Market, Second Edition, forecasts that the worldwide OEM Market for PCB assembly will increase 10.7% in 2007 as compared to 2006.

Breakdown of Our SMT Placement Sales Revenue by Region

Region	FY 2004	FY 2005	FY 2006
America	8.9%	2.4%	1.8%
Europe	2.6%	6.0%	12.5%
Asia (except Korea)	21.4%	19.6%	20.2%
Korea	67.1%	72.0%	65.5%
Total	100.0%	100.0%	100.0%

Competition. In the high-end of the SMD placement systems market segment, our major competitors are Fuji Machine Manufacturing, Matsushita Electric Industrial Co., Ltd. and Siemens AG. In the low-end, our major competitors are Yamaha Motor Co. Ltd., Juki Corporation and Samsung Techwin Co., Ltd. Although most of our competitors have been established in this market for over 20 years, we believe that our core competencies in mechatronics give us certain advantages over other manufacturers, primarily as a result of our experience and expertise in producing advanced control hardware, machine vision and linear motor design technologies, and advanced real-time control software-based robots utilized in our semiconductor test handlers. We believe our SMD placement systems are some of the most advanced in the market in terms of performance and accuracy, and are price-competitive. In addition, we believe that our system hardware and software design allow customers to have short changeover times from one PCB board to another, provide a high degree of flexibility in terms of line configuration and types of systems available and are easy to operate.

Sales, Marketing and Distribution. We market and distribute our SMD placement systems in Korea through a direct sales force. At the time of delivery and acceptance, customers are typically required to pay 30% of the contract price. The balance (plus interest) is typically due within sixty days following delivery and acceptance. However, we may offer longer payment periods to our customers of up to 12 months, and agree to installment payments following delivery and acceptance if such payment arrangement is secured by collateral.

In Asia, we use Banner Ever International Group and Kince Worldwide Co. as our sales representatives. Momentum Material & Machines, Inc., Bergen System Pvt, Ltd. and Gateway Technologies Co., Ltd. provide sales support in various countries in Asia. Our Asian sales agents act as non-stocking distributors. Most of our agency agreements provide that an agent may only sell SMD placement systems manufactured by us. In China, we have sales offices located in Shen Zhen and Shanghai.

Previously, we sold our SMD placement systems in the Americas and Europe on an exclusive OEM basis through Quad Systems Corporation, our distribution partner, pursuant to a three-year distribution agreement entered into on June 1, 1999. Quad was authorized to sell our systems under its own name and logo. On December 18, 2000, Quad filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. During the bankruptcy period, we were barred from selling our machines in the Americas and Europe. After the final disposition of the bankruptcy petition of Quad in July 2001, we began selling our machines and providing after-sales services for our products in the Americas through Mirae America, Inc. until June 2005 when Mirae America was wound up and dissolved, as part of our corporate restructuring. Starting in July 2005, we began selling our products directly in the Americas.

In September 2001, we entered into a distribution agreement with Tyco Electronics Group, or Tyco Electronics, that granted Tyco Electronics distribution rights to our SMD placement systems in Europe and Africa. Tyco Electronics is a major division of Tyco Corporation, a Fortune 500 corporation. Under the terms of the agreement, Tyco Electronics sold our products under the “Mirae” brand name. On March 31, 2003, we entered into a new distribution agreement with Tyco Electronics. Under the terms of the new agreement, Tyco Electronics had exclusive rights to sell and service our SMD placement systems in the Americas and Europe, excluding Belgium, Luxembourg, the Netherlands, Greece, Italy, Israel and Turkey. In addition, Tyco Electronics agreed to place a minimum of US$1.5 million in SMT equipment purchases by October 1, 2003, including an initial purchase of up to US$500,000 at the contract signing. The equipment was sold under a joint Mirae/Tyco Electronics brand. This agreement provided us with the benefit of Tyco Electronics’ existing sales and service infrastructure without the need for us to make further investments in these areas. We have signed a distribution agreement with Laryo of Italy, and are in the process of selecting distributors in the other European countries in which we have retained the right to market and sell our systems. In 2006, we selected new distributors in Eastern Europe region so that we can expand our overseas sales coverage. For example, we entered into distribution agreements with TabeRu (Russia), Petro In Trade (Russia) and Renex (Poland).

On March 31, 2004, we renewed our distribution agreement with Tyco Electronics. This renewal allows Tyco Electronics to sell our systems in Belgium, Luxembourg, the Netherlands, Greece, Israel and Turkey. We increased the price of some models in light of the improved performance of such models, as well as the prevailing market condition. In the Americas, we continue to sell and service equipment directly to certain customers selected as in-house accounts. We are in the process of selecting additional distributors so that we can expand our sales coverage and focus our sales and service abilities in the regions Tyco Electronics has been serving. In addition, we have entered into new distribution agreements with Peter Jordan (Germany), KVMS (Belgium), Actheon (France), Robotech (Norway), BILGIC (Turkey), H. BENTZ Electronics Ltd. (Israel) and Detech (U.K.).

The table below summarizes our SMT component placement system sales for 2006:

2006 SMT Placement System Sales(1)

(Unit: millions of Won)

			2006 Sales
Major Category	Machine Type	Model	Revenues
Chip Mounters	Mid-Low Speed	Mx310T/S	(Won)	1,842
	Low Speed	Mx110/120		1,769
Multi-Function	Low-Mid Price	Mx310QP/240		1,162
	Low-Low Price	Mx110P/TP/120P		2,795
Accessories, Spare Parts & Service	—	—		7,435

Total			(Won)	15,003

(1)	Classified by categories designated by PROTEC Machine Category.

Seasonality. The sales of our SMD placement systems generally do not fluctuate significantly from quarter to quarter arising from seasonality.

Information Technology Businesses and Online Solutions

We currently hold equity interests in the following Information Technology companies:

•

Korea Internet.com Co., Ltd. Korea Internet.com was incorporated in July 2000 under the laws of Korea as a joint venture company between internet.com Corporation, a United States corporation, and us in order to provide real-time news and information concerning the online business. As of December 31, 2006, we owned 87.38% of the issued and outstanding shares of Korea Internet.com, and is consolidated in our financial statements.

•

Cyber Bank Corporation. Cyber Bank, incorporated in January 1999 under the laws of Korea, focuses its business on the mobile information devices (Personal Digital Assistants, or PDAs), mobile communications technology, Local Area Network (LAN), operating systems and its applications. As of December 31, 2006, we owned 26.87% of the issued and outstanding shares of Cyber Bank. Mr. Moon Soul Chung, our founder and our largest shareholder, beneficially owned 37.6% of the issued and outstanding shares of Cyber Bank as of December 31, 2006. In 2003, our accounting method for the investment in Cyber Bank was changed to the equity method of accounting from the cost method due to an additional investment of Won 10 billion by us. Cyber Bank accounted for Won 12,574 million (US$13,520 thousand) and Won 20,558 million of operating loss for the year ended December 31, 2006 and 2005. In addition, Cyber Bank accounted for Won 14,563 million (US$15,659 thousand) and Won 23,684 million of ordinary loss and net loss, respectively, for the year ended December 31, 2006 and 2005. As of December 31, 2006, total shareholders’ deficiency of Cyber Bank amounted to Won 58,906 million (US$63,340 thousand).

•

Mirae Online, Co., Ltd. Mirae Online, incorporated in March 2000 under the laws of Korea, is a two-way satellite based data broadcasting service provider. It launched its Internet broadband service in June 2000 and data broadcasting service in November 2000. Mirae Online has entered into several contracts with cable TV program providers for the delivery of their programming through Mirae Online’s satellite services. In July 2005, through the equity investment in Mirae Online, our ownership percentage increased from 67.47% to 70.85%. In 2006, we did not participate in the rights issue of Mirae Online and our ownership percentage decreased from 70.85 to 65.64% as of December 31, 2006. In 2006, Mirae Online sold its System Integration business department and Job TV business department to a third party. As a result of such disposal, Mirae Online recorded gain on the disposal of System Integration business department and Job TV business department in the amount of nil and Won 120 million (US$129 thousand), respectively.

•

AIO Corporation. AIO Corporation, incorporated in California in 1990, designs, manufactures and markets silicon wafer cleaning systems, track systems and ancillary equipment. As of December 31, 2006, we owned 21.63% of the issued and outstanding shares of AIO Corporation.

•

GLD Co., Ltd. GLD Co., Ltd, incorporated in October 1999 under the laws of Korea, engages in the development and sale of liquid crystal display related products such as Glass Forming Machine. As of December 31, 2006, we owned 80% of the issued and outstanding shares of GLD.

•

Itelsys Corporation. Itelsys Corporation, incorporated in February 2002 under the laws of Korea, specializes in telematics technology and manufacturing capacity of CNS, a car navigation system device. As of December 31, 2006, Itelsys Corporation was 99.99% owned by our affiliate, Cyber Bank.

Raw Materials

We accumulate raw material inventory required for the production of SMD placement systems in order to meet our projected customer demand on a timely basis. Our principal raw materials include:

•	for handlers: board, motor, manipulator; and

•	for SMD placement systems: board, motor, feeder assembly.

With respect to our handlers and SMD placement systems, we typically use between 22,000 and 24,000 component parts. The majority of these component parts is fabricated by our suppliers (or their manufacturers) based on our design specifications and instructions. The remaining component parts are commodity goods that are available from a wide variety of suppliers. We currently have one supplier that accounts for more than 10% of our raw material costs.

The raw material costs for our handlers and SMD placement systems and testers were 82.6%. 84.6% and 79.5% of manufacturing costs in 2004, 2005 and 2006, respectively. In 1999 and 2000, approximately 60% and 65%, respectively, of the raw materials costs for these products were imported. However, the imported raw material costs represented only 0.78%, 1.56% and 3.4% of the total raw materials costs for our products in 2004, 2005 and 2006, respectively, primarily due to our efforts to replace imported raw materials with domestic raw materials. In the future, we expect to continue to purchase many of our raw materials domestically as the raw materials procured in Korea are generally cheaper than those sourced from overseas regions. However, any significant appreciation in the Won could have a material adverse impact on our relative competitiveness in the market in terms of pricing of our products due to the increase in the cost of our inputs, including raw materials. See Item 5.A. “Operating Results—Factors Affecting Operating Results.”

As we receive payments in foreign currencies (primarily U.S. dollars and Japanese yen) for many of our export products, we have been able to maintain foreign currency balances with which to purchase imported raw materials. Accordingly, we have not been adversely affected by exchange rate fluctuations on the cost of such raw materials.

Manufacturing and Assembly

We outsource many of our basic assembly line functions to reduce total fixed costs. Internally, each of our engineering team is responsible for sharing technology and applying many of the same core competencies across product lines.

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

In connection with production management, we prepare a detailed manual outlining the assembly and parts inspection process. By developing a detailed standardized document, we can assure consistency in manufactured products and easily train new employees. We then establish criteria for parts inspection and final testing. We frequently update the criteria to reflect customer input, as well as feedback collected throughout the manufacturing process, and we believe that having detailed pre-set criteria makes inspection and testing more efficient. Finally, we have instituted and maintain a rigorous final testing procedure. We are committed to quality control as demonstrated by our receipt of ISO 9001 certification in 1995 and the re-certification in 2005. Furthermore, we received ISO 14001 certification in 2006 for the full compliance with the environmental preservation requirements.

Intellectual Property

Intellectual property rights that apply to our various products include patents, copyrights, trade secrets and trademarks. We obtained on filed more than 1,233 patents or pending patent applications corresponding to various aspects of our handlers, SMD placement systems and linear motors, most of which have been registered in multiple countries. As of June 30, 2007, we have 401 patent applications pending around the world, and have obtained 832 patents. Management believes that our intellectual property represents valuable property and intends to protect our investment in technology by enforcing all of our intellectual property rights.

We expect to file additional patent applications as we deem appropriate to protect our technology and products. As of May 1, 2006, we held 471 domestic patents with expiration dates between May 2007 and March 2026, as well as 86 patents in the United States, with expiration dates in March 2025, 48 patents in Japan, with expiration dates between February 2016 and May 2026, and 50 patents in Taiwan, with expiration dates in June 2025. We have 90 domestic patents pending and 278 overseas patents pending in the United States, Japan, Germany, Taiwan, China, Italy, Singapore and Malaysia. In Korea, we also hold 72 registered utility models, 53 registrations of designs and 20 registered trademarks. Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products and their design and manufacturing processes. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our inventions and manufacturing processes. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will be issued from currently pending or future applications or that, if patents are issued, that they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries. Competitors may also develop technologies that are protected by patents and other intellectual property rights and therefore such technologies may be unavailable to us or available to us subject to adverse terms and conditions. Furthermore, litigation, which could divert financial and management resources, may be necessary to enforce our patents or other intellectual property rights.

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

Korea’s intellectual property legal framework is similar to that of the United States. However, a broader array of items may be protected as intellectual property in the United States, and a Korean court may apply a less strict enforcement regime and award a smaller amount of damages as compared to a United States court. For discussion on all our current legal proceedings related to intellectual property rights, see Item 8.A. “Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

Insurance

We maintain medical and accidental insurance for our employees to the extent required under Korean law, and we also maintain fire and general commercial insurance with respect to our facilities. We do not have any business liability or disruption insurance coverage for our operations in Korea. We maintain a directors’ and officers’ liability insurance policy covering certain potential liabilities of our directors and officers.

Laws and Regulations

There appears to be no laws or regulations which relate specifically to the semiconductor manufacturing equipment industry that could have a material adverse impact on our business.

4.C. Organizational Structure

As of June 30, 2007, we had five Korean subsidiaries and one overseas subsidiary. The following table sets forth our principal subsidiaries and the country of incorporation and the principal activities of the subsidiaries.

Name of Subsidiary	The Company’s equity interest (in percentage)	Country of Incorporation	Principal Activities
Mirae Online, Co., Ltd.	65.64	Korea	Satellite based data broadcasting service provider
Korea Internet.Com Co., Ltd	87.38	Korea	Provides real-time news and information concerning the online business
GLD Co., Ltd.	80.00	Korea	Manufacturer of liquid crystal display related products
Cyber Bank Corporation	26.87	Korea	Manufacturer of mobile information devices and mobile communication technology
Itelsys Corporation	99.99% owned by Cyber Bank	Korea	Manufacturer of telematics technology related products such as car navigation systems
Mirae (Hong Kong) Co., Ltd.	99.00	China (Hong Kong)	Seller of our SMD Placement System products

4.D. Property, Plant and Equipment

As of December 31, 2006, our tangible fixed assets mainly consist of (i) land, (ii) buildings and (iii) machinery and equipment. As of December 31, 2006, the net book value of our tangible fixed assets was Won 41,629 million (US$44,762 thousand).

We currently operate three main business facilities in Korea. The table below sets forth certain information with respect to our current manufacturing and business facilities.

Facility	Location	Size of Land (Unit: m2)	Gross Floor Size (Unit: m2)
Headquarters	Cheon An	19,960.00	10,922.49
2nd Production Factory	Cheon An	17,572.00	16,857.42
3rd Production Factory	Cheon An	18,990.70	4,781.35

Headquarters

Our headquarters for corporate administration is located in Cheon An, Korea. These premises, which we own, consist of 19,960.00 m² of land and 10,922.49 m² of office building. Our business administration division is located at our headquarters. A portion of this space is currently being leased and certain portions of land and building are pledged as collateral for the Company’s short-term borrowings and long-term borrowings up to Won 8,000 million (US$8,602 thousand) with Korea Exchange Bank as of December 31, 2006.

2nd Production Factory

Our production division for semiconductor test handlers and SMD placement systems is located at our 2nd production factory in Cheon An, consisting of 17,572 m² of land and 16,587.42 m² of production factory and office building.

3rd Production Factory

Our 3rd production factory was constructed in September 2003, for Won 2,149 million for our display-related business, in Cheon An, consisting of 18,990.70 m² of land and 4,781.35 m² of office space. Our capital expenditure in 2004 was Won 7,519 million for purchases of machinery and other items. Our capital expenditure in 2005 was Won 2,811 million for purchases of machinery and other items. Our capital expenditure in 2006 was Won 514 million (US$553 thousand) for purchases of machinery and other items.

Our 2nd production factory’s and 3rd production factory’s land and buildings are pledged as collateral for the Company’s short-term borrowings and long-term borrowings up to Won 32,147million (US$34,567 thousand) (including U.S. dollar amount of US$24,900 thousand) with Korea Development Bank as of December 31, 2006.

Mirae Research and Development Center

In November 2001, we completed the construction of the building housing the Mirae Research and Development Center, which consists of 38,413.00 m² of land and 5,596.92 m² of office space, in Hwasung, Korea. Our R&D personnel and sales force were located in this building. We made capital expenditures of approximately Won 15 billion in connection with this research center. In January 2005, we sold the land and building housing the Mirae Research and Development Center as a part of our corporate restructuring, and moved all of our research and development personnel to Cheon An.

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

Seoul Branch

As of December 31, 2005, we had leased office space in a building owned by SoftForum located in Dokok-Dong, Seoul. The lease, which had an initial lease term of two years from April 13, 2003 through April 13, 2005, was renewed in April 2005 for a two-year term. We paid a security deposit in the amount of Won 50 million for such lease. In July 2007, we renewed the lease agreement for a monthly rental amount of Won 8 million (US$9 thousand) without any security deposit.

We believe there are no material environmental issues that may affect our utilization of our assets.

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

5.A. Operating Results

Overview

We design and manufacture mechatronics machines, including the high-precision robotic parts and software that controls these robotic parts, primarily for sale to the semiconductor manufacturing and PCB assembly industries. Our main products consist of semiconductor test handlers, including memory, logic and burn-in loader/sorters and SMD placements systems. Our key customers include Hynix Semiconductor Inc., AhHyun Tech Coporation and ChunJi Technology Co., Ltd. in Korea and SanDisk Corporation, Qimonda and Infineon Technologies AG outside of Korea. In addition, although we have historically provided Information Technology related services in Korea through our subsidiaries and joint ventures and other strategic alliances as a result of our strategic decision to pursue businesses within our scope of core competencies, we have significantly reduced our investments and activities in such businesses. See Item 4 “Information on the Company—History and Development of the Company—Corporate Restructuring and Divestitures.” In 2005, we commenced sale of mobile information devices in and outside of Korea.

We derive a significant portion of our revenues from our two main products, our semiconductor test handling machines and our SMD placement systems. Revenues from our semiconductor test handling machines accounted for 50.1%, 47.4% and 64.0% of our revenues for the years ended 2004, 2005 and 2006, respectively, while our revenues from our SMD placement systems accounted for 36.3%, 31.5% and 16.5% of our revenues for the years ended 2004, 2005 and 2006, respectively. For our test handling machines, 46.7% of our total revenues were attributable to sales outside of Korea in 2006. For our SMD placement systems, 34.5% of our total revenues were attributable to sales outside of Korea in 2006.

Our sales and results of operations depend significantly on the levels of capital expenditures by semiconductor manufacturers, electronic manufacturers and PCB assemblers, which in turn depend on the current and anticipated market demand for semiconductors and products utilizing semiconductors and PCB assemblies.

Demand for semiconductor devices and expenditures for related capital equipment is cyclical and is dependent on the levels of worldwide demand for computing and peripheral equipment, telecommunications devices and automotive and industrial components, as well as the production capacity of global semiconductor manufacturers. Historically, changes in theproduction capacity in the semiconductor industry and in the demand for electronic systems have resulted in pronounced periodic declines in the level of semiconductor sales and significant fluctuations in prices and margins for semiconductor devices.

The cyclical variations in the supply and demand of DRAM chips and the fluctuations in the electronic manufacturing industry have affected and will continue to affect our sales and results of operations. Our principal means of responding to this situation have been and will be as follows:

•	adopt a concerted marketing and export strategy focused beyond our traditional Korean customer base;

•	expand our mechatronics product lines to include display materials;

•	concentrate our research and development on key projects that would enhance our product development; and

•

focus on our core businesses, increase our operational efficiency and reduce expenses by selling some of our buildings and available-for-sale securities we held in a number of Information Technology companies, and consolidating our employees in Cheon An.

Future operating profits will depend on many factors, some of which are beyond our control, including:

•	the business fluctuation of the semiconductor and electronic manufacturing industry;

•	our ability to successfully expand outside of Korea;

•	receipt, timing and shipment of customer orders;

•	the introduction and industry acceptance of our new semiconductor test handlers and display materials;

•	the development and acceptance of more advanced SMD placement systems;

•	our ability to continue to apply our core competencies to introduce new and innovative products and upgrade our existing products; and

•	the intensity of competition in our industry.

Results of operations for the periods discussed herein should not be considered indicative of the results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of our common stock and the ADSs.

The following table sets forth certain information regarding our financial performance for each of the years ended December 31, 2004, 2005 and 2006:

	2004		2005		2006
	(in millions of Won)	(% of total sales)	(in millions of Won)	(% of total sales)	(in millions of Won)	(% of total sales)
Sales	66,881	100%	106,305	100%	90,909	100%
Semiconductor test handlers	33,523	50.1	50,383	47.4	58,191	64.0
SMD placement systems	24,299	36.3	33,458	31.5	15,003	16.5
PDAs(1)	—	—	13,563	12.8	10,000	11.0
Other	9,059	13.6	8,901	8.3	7,715	8.5
Cost of sales	51,645	77.2	84,958	79.9	81,804	90.0
Gross profit	15,236	22.8	21,347	20.1	9,105	10.0
Selling, general and administrative expenses	22,657	33.9	21,475	20.2	23,918	26.3
Operating loss	(7,421)	(11.1)	(128)	(0.1)	(14,813)	(16.3)
Other income	5,224	7.8	27,813	26.2	4,615	5.1
Other expense	29,722	44.4	26,569	25.0	24,426	26.9
Income (loss) before income taxes and minority interest	(31,919)	(47.7)	1,116	1.0	(34,624)	(38.1)
Income tax expense	—	—	—	—	—	0.0
Net income (loss) before minority interest	(31,919)	(47.7)	1,116	1.0	(34,624)	(38.1)
Minority interest in net loss of consolidated subsidiaries	265	0.4	1,284	1.2	878	1.0
Net income (loss)	(31,654)	(47.3)	2,400	2.3	(33,746)	(37.1)

(1)	We began selling mobile information devices to end-user consumer market which we sourced from our affiliate, Cyber Bank, beginning in April 2005.

Factors Affecting Operating Results

Our operating results have experienced, and may continue to experience, severe fluctuation and downward pressure as a result of a number of factors, some of which are interrelated, associated with the markets in which we operate, including the following:

•

Most of our handler products are subject to life cycles, which generally range from 18 to 24 months, after which prices which we can charge for these products generally decrease as newer models with improved performance are introduced. If new products are not introduced on a regular basis to replace older models, our overall gross margins will experience downward pressure as the gross margins on the older models decline.

•

As a result of our diversification efforts into SMD placement systems and our successful launch of new models of SMD placement systems in the domestic market since the second half of 1999, our earnings have been less vulnerable to the cyclical nature of the semiconductor industry than it had been prior to such time. Our revenues from the sale of SMD placement systems accounted for 36.3%, 31.5% and 16.5% of our total revenues in 2004, 2005 and 2006, respectively.

•

Our semiconductor test handlers and SMD placement systems come with a one-year product warranty, for both parts and labor. Prior to January 1, 2004, we expensed warranty costs as they were incurred rather than provide for estimated costs at the time of sale, which resulted in the delayed recognition of warranty costs, generally by approximately one year. Beginning in January 1, 2004, however, estimated warranty expenses were accrued at the time of sale based on historical experience and expected future expenses, which we believe more accurately reflects the timing and recognition of costs relating to warranties expenses. Our domestic semiconductor test handler customers have historically focused on front-end manufacturing processes and do not have the facilities or expertise necessary to maintain and repair their back-end equipment. When our customers experience difficulties with one of our handler products, we have provided complimentary after-sale services even if the problem is not expressly covered by the terms of the product warranty. The costs incurred in providing these services are booked as product warranty expenses. We do not intend to provide similar complimentary services, which are not covered by the terms of our product warranties for our SMD placement systems.

•

Our export sales constituted 35.9%, 37.8% and 41.3% of our total sales in 2004, 2005 and 2006, respectively. Based on Won-U.S. dollar exchange rate in effect on December 31, 2006, an increase of Won-U.S. dollar exchange rate by 10 Won would result in decrease in our sales by Won 403 million (US$434 thousand).

•

We sell substantially all of our products to companies which operate in the semiconductor industry. The semiconductor industry has been and continues to be characterized by sudden, extreme, cyclical variations in product supply and demand.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Sales

Sales revenue for the year ended December 31, 2006 decreased by Won 15,396 million, or 14.5%, to Won 90,909 million (US$97,751 thousand), compared to Won 106,305 million for the year ended December 31, 2005. The decrease of sales revenue in 2006 was primarily due to the decrease in revenue from both of our SMD placement systems and our PDAs.

The sales revenue derived from semiconductor test handlers and components increased by Won 7,808 million, or 15.5%, to Won 58,191 million (US$62,571 thousand) in 2006 from Won 50,383 million in 2005. The sales increase in semiconductor test handlers and components was largely due to the recovery in the semiconductor and related industries as well as the sales of our flash memory test handlers which we introduced in 2003. Sales revenue attributable to sales of flash memory test handlers were Won 33,620 million (US$36,151 thousand) or 57.8% of sales of our semiconductor test handlers and components in 2006.

Sales revenue derived from SMD placement systems decreased by Won 18,455 million, or 55.2%, to Won 15,003 million (US$16,132 thousand) in 2006 from Won 33,458 million in 2005. The sales decrease in SMD placement systems was largely due to the decline in PCB assembly industries.

Sales revenue derived from PDAs decreased to Won 10,000 million (US$10,753 thousand) for the year ended December 31, 2006, from Won 13,563 million for the year ended December 31, 2005, primarily due the increasing competition from other mobile devices such smart phones in our principle markets, especially in Korea.

The proportion of export sales revenue compared to total sales revenue increased to 41.3% for the year ended December 31, 2006 from 37.8% for the year ended December 31, 2005. The proportion of export sales revenue for semiconductor test handlers and components compared to total export sales revenue was 65.4% and 72.5% in 2005 and 2006, respectively. The proportion of export sales revenue for SMD placement systems compared to total export sales revenue was 23.4% and 13.8% in 2005 and 2006, respectively. The increase of proportion of export sales revenue in 2006 was primarily due to the decrease in revenue from SMD placement systems in Korea.

Cost of Sales

The principal components of cost of sales are raw material costs, labor costs, depreciation expense, research and development costs and outsourced manufacturing expenses. Cost of sales decreased by Won 3,154 million, or 3.7%, to Won 81,804 million (US$87,961 thousand) for the year ended December 31, 2006 from Won 84,958 million for the year ended December 31, 2005. This decrease was primarily due to the decrease of SMD placement systems sales.

The ratio of cost of sales to total sales revenue in 2006 was 90.0% compared to 79.9% in 2005. The ratio of cost of sales to sales revenue increased due to discounts in sales price which we offered to our customers in order to maintain or gain new market share amid a very competitive environment and also due to loss from the decrease in the valuation of our inventories of SMD placement systems.

Gross Profit

Gross profit decreased by Won 12,242 million, or 57.3%, to Won 9,105 million (US$9,790 thousand) for the year ended December 31, 2006 from Won 21,347 million for the year ended December 31, 2005, primarily due to the factors discussed above.

Gross profit to sales ratio decreased to 10.0% in 2006 from 20.1% in 2005, primarily due to the discounts in sales price which we offered to our customers in order to maintain or gain new market share amid a very competitive environment and also due to loss from the decrease in the valuation of inventories of SMD placement systems.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by Won 2,443 million, or 11.4%, to Won 23,918 million (US$25,718 thousand) in 2006 from Won 21,475 million in 2005 as a result of the following reasons:

•

An increase by Won 637 million, or 8.5%, in salaries, to Won 8,164 million (US$8,778 thousand) in 2006 from Won 7,527 million in 2005. Such salaries expenses increased was primarily due to the increase in the number of our employees.

•

An increase by Won 2,079 million, or 57.7%, in commission expense, to Won 5,685 million (US$6,113 thousand) in 2006 from Won 3,606 million in 2005. Commission expense includes sales and customer service commissions. Such expenses increased as a result of the sales revenues increases.

The increase in selling, general and administrative expenses was offset in part by:

•

A decrease in bad debts to nil in December 31, 2006, which represented a decrease of Won 704 million, or 100.0%, compared to bad debts expense of Won 704 million for the year ended December 31, 2005. This decrease was primarily due to our effort to control credit quality of our customers through our credit control process.

•

A decrease in product warranty expenses by Won 359 million, or 23.8%, to Won 1,150 million (US$1,236 thousand) in 2006 from Won 1,509 million in 2005, primarily due to the improvement in product quality control.

Operating Loss

Operating loss for the year ended December 31, 2006 was Won 14,813 million (US$15,928 thousand), which represents an increase in loss of Won 14,685 million, or 11,472.7%, from operating loss of Won 128 million for the year ended December 31, 2005. The increase in operating loss resulted primarily from the decrease in total sales revenues and the increase in selling, general and administrative expenses in 2006, as compared to 2005.

Other Income

Other income consists primarily of interest income, foreign exchange and translation gains, reversal of allowance for doubtful accounts and miscellaneous income. Other income decreased by Won 23,198 million, or 83.4%, to Won 4,615 million (US$4,963 thousand) in 2006 from Won 27,813 million in 2005, primarily due to a decrease in the recognition of gain on disposal of property, plant and equipment resulting from the sale of property, plant and equipment of Won 14 million in 2006, compared to Won 11,896 million in 2005, and the sale of our equity interest in SoftForum in the amount of Won 9,611 million in 2005.

Other Expenses

Other expenses for the year ended December 31, 2006 consisted primarily of provision for other doubtful accounts, foreign exchange and translation losses, interest expenses and impairment loss of deferred development costs. Other expenses decreased by Won 2,143 million, or 8.1%, to Won 24,426 million (US$26,265 thousand) in 2006 from Won 26,569 million in 2005 primarily due to the following reasons:

•	A decrease in impairment of loss of property, plant and equipment to nil in 2006 from Won 1,793 million in 2005.

•	A decrease in loss on disposal of property, plant and equipment occurred by Won 4,656 million, or 98.6%, to Won 68 million (US$73 thousand) in 2006 from Won 4,724 million in 2005.

•	A decrease in provision for collateralized assets to nil in 2006 from Won 10,261 million in 2005.

The above decreases were offset in part by the following increases:

•

Provision for other doubtful accounts increased by Won 7,121 million, or 128.0%, to Won 12,686 million (US$13,641 thousand) in 2006 from Won 5,565 million in 2005, primarily due to the provision for advance payments to Cyber Bank.

•	Impairment loss of deferred development costs to Won 4,828 million (US$5,191 thousand) in 2006 from nil in 2005, primarily due to the discontinuation of certain development projects.

•

Foreign exchange and translation losses increased by Won 1,209 million, or 113.7%, to Won 2,272 million (US$2,443 thousand) in 2006 from Won 1,063 million in 2005 as a result of the higher appreciation of the value of Won against U.S. dollars and Japanese Yen in 2006 as compared to 2005.

Income Taxes

A full valuation allowance has been provided for the tax effect of temporary differences, net operating loss carry-forwards and tax credit carry-forwards as of December 31, 2006 as we made a determination that the realization of the deferred tax assets is uncertain. Income tax expense was nil both in 2005 and 2006.

Net Loss

Net loss for the year ended December 31, 2006 was Won 33,746 million (US$36,286 thousand), compared to net income of Won 2,400 million in 2005, principally as a result of the factors discussed above.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Sales

Sales revenue for the year ended December 31, 2005 increased by Won 39,424 million, or 58.9%, to Won 106,305 million, compared to Won 66,881 million for the year ended December 31, 2004. The increase of sales revenue in 2005 was primarily due to the increases in revenue from both of our main products lines, our semiconductor test handlers and our SMD placement systems. Our revenues also increased as result of sales of PDAs beginning in April 2005.

The sales revenue derived from semiconductor test handlers and components increased by Won 16,860 million, or 50.3%, to Won 50,383 million in 2005 from Won 33,523 million in 2004. The sales increase in semiconductor test handlers and components was largely due to the recovery in the semiconductor and related industries as well as the sales of our flash memory test handlers which we introduced in 2003. Sales revenue attributable to the sales of flash memory test handlers was Won 23,738 million or 47.1% of sales of our semiconductor test handlers and components.

Sales revenue derived from SMD placement systems increased by Won 9,159 million, or 37.7%, to Won 33,458 million in 2005 from Won 24,299 million in 2004. This increase was primarily attributable to the implementation of our business unit system which promoted accountability of each business unit.

We recognized revenues of Won 13,563 million from sales related to mobile information devices for the year ended December 31, 2005 compared to nil for the year ended December 31, 2004, which was a result of our sales of mobile information devices purchased from Cyber Bank.

The proportion of export sales revenue compared to total sales revenue increased to 37.8% for the year ended December 31, 2005, from 35.9% for the year ended December 31, 2004. The proportion of export sales revenue for semiconductor test handlers and components compared to total export sales revenue was 65.9% and 65.4% in 2004 and 2005, respectively. The proportion of export sales revenue for SMD placement systems compared to total export sales revenue was 32.0% and 23.4% in 2004 and 2005, respectively. The increase of proportion of export sales revenue in 2005 was primarily due to the increase in revenue from semiconductor test handlers and components outside of Korea.

Cost of Sales

The principal components of cost of sales are raw material costs, labor costs, depreciation expense, research and development costs and outsourced manufacturing expenses. Cost of sales increased by Won 33,313 million, or 64.5%, to Won 84,958 million for the year ended December 31, 2005 from Won 51,645 million for the year ended December 31, 2004. This increase was primarily due to the increase of semiconductor test handlers and components sales.

The ratio of cost of sales to total sales revenue in 2005 was 79.9% compared to 77.2% in 2004. The ratio of cost of sales to sales revenue increased due to the discounts in sales price which we have granted in order to maintain or gain new market share amid a very competitive environment.

Gross Profit

Gross profit increased by Won 6,111 million, or 40.1%, to Won 21,347 million for the year ended December 31, 2005 from Won 15,236 million for the year ended December 31, 2004 primarily due to increase in our sales revenues from our main product lines primarily attributable to the recovery in related industries.

Gross profit to sales ratio decreased to 20.1% in 2005 from 22.8% in 2004, primarily due to the discounts in sales price which we offered to our customers in order to maintain or gain new market share amid a very competitive environment.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by Won 1,182 million, or 5.2%, to Won 21,475 million in 2005 from Won 22,657 million in 2004 as a result of the following reasons:

•

A decrease in bad debts to Won 704 million in December 31, 2005, which represented a decrease of Won 1,080 million, or 60.5%, compared to bad debts expense of Won 1,784 million for the year ended December 31, 2004. This decrease was primarily due to our effort to control credit quality of our customers through our credit control process.

•

A decrease in research and development costs of Won 664 million, or 75.43%, to Won 216 million in 2005 from Won 880 million in 2004, primarily due to the results of the reorganization of research and development organization to reduce expenses and increase efficiency.

•	A decrease in product warranty expenses by Won 403 million, or 21.1%, to Won 1,509 million in 2005 from Won 1,912 million in 2004, primarily due to improvement in product quality control.

The decrease in selling, general and administrative expenses was offset in part by:

•

An increase by Won 390 million, or 5.5%, in salaries, to Won 7,527 million in 2005 from Won 7,137 million in 2004. Such salaries expenses increased was primarily due to the increase of the number of our employees.

•

An increase by Won 250 million, or 7.4%, in commission expense, to Won 3,606 million in 2005 from Won 3,356 million in 2004. Commission expense includes sales and customer service commissions. Such expenses increased as a result of the sales revenues increases.

Operating Loss

Operating loss for the year ended December 31, 2005 was Won 128 million, which represents an improvement of Won 7,293 million, or 98.3%, from our operating loss of Won 7,421 million for the year ended December 31, 2004. The decrease in operating loss resulted primarily from the increase in total sales revenues and the decrease in selling, general and administrative expenses in 2005, as compared to 2004.

Other Income

Other income consists primarily of interest income, gain on disposal of equity securities accounted for using the equity method, foreign exchange and translation gains, gain on disposal of property, plant and equipment and miscellaneous income. Other income increased by Won 22,589 million, or 432.4%, to Won 27,813 million in 2005 from Won 5,224 million in 2004.

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

Foreign exchange and translation gains increased by Won 2,128 million, to Won 3,428 million in 2005 from Won 1,300 million in 2004. Such increase in foreign exchange and translation gains resulted primarily from the foreign exchange gains on our outstanding foreign currency denominated borrowings.

Other Expenses

Other expenses for the year ended December 31, 2005 consisted primarily of loss on collateralized assets, provision for other doubtful accounts, loss on disposal of property, plant and equipment, interest expenses and impairment loss of property, plant and equipment. Other expenses decreased by Won 3,153 million, or 10.6%, to Won 26,569 million in 2005 from Won 29,722 million in 2004, primarily due to the following reasons:

•	Additional provisions for collateralized assets in connection with borrowings by Cyber Bank in the amount of Won 8,184 million.

•

A decrease in foreign exchange and translation losses by Won 1,575 million, or 59.7%, to Won 1,063 million in 2005 from Won 2,638 million in 2004, as a result of a smaller appreciation of the value of Won against U.S. dollars and Japanese Yen in 2005 as compared to 2004.

The above decreases were offset in part by the following increases:

•	A recognition of loss on disposal of property, plant and equipment of Won 4,724 million in 2005 from nil in 2004, which was incurred when we sold our building located in Giheung.

•

Provision for other doubtful accounts increased by Won 4,464 million, or 405.4%, to Won 5,565 million in 2005 from Won 1,101 million in 2004, primarily due to the provision for accounts receivable related to Cyber Bank.

•

Impairment loss of property, plant and equipment occurred by Won 1,793 million in 2005 compared with nil in 2004, primarily due to the impairment of equipment and some of other tangible assets related to Mirae Online.

Income Taxes

A full valuation allowance has been provided for the tax effect of temporary differences, net operating loss carry-forwards and tax credit carry-forwards as of December 31, 2005 as we made a determination that the realization of the deferred tax assets is uncertain. Income tax expense was nil both in 2004 and 2005.

Net Income

Net income for the year ended December 31, 2005 was Won 2,400 million, compared to the net loss of Won 31,654 million in 2004, principally as a result of the factors discussed above.

Critical Accounting Policies, Estimates and Judgments

Our consolidated financial statements are prepared in accordance with Korean GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management continually evaluates our estimates and judgments including those related to allowances for doubtful accounts, inventories, useful lives of property and equipment, investments, research and development costs, provisions, contingent liabilities and contingent assets, employee stock option compensation plans, valuation of long-term receivables, financial instruments and income taxes. Management bases their estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that among the critical accounting policies, the following may involve a high degree of judgment or complexity:

Adoption of Statements of Korea Accounting Standards (“SKAS”)

On January 1, 2005, the Company adopted SKAS No. 15 through No. 17. In accordance with SKAS No. 16 “Income Taxes”, deferred income tax assets and liabilities are classified into current and non-current assets and liabilities according to the classification of related assets and liabilities in the financial statements. In addition, through 2004, tax effects of temporary differences related to the capital adjustments were excluded in determining the deferred tax assets or liabilities. Effective January 1, 2005, such tax effects of temporary differences are included in determining the deferred tax assets or liabilities, pursuant to the adoption of SKAS No. 16 “Income Taxes.” Accordingly, adjustments made directly or capital adjustments, which result in temporary differences, are recorded net of related tax effects. As a result, the changes above increased total liabilities as of December 31, 2005 by Won 705 million (tax effect for gain on valuation of available-for sale securities of Won 2,565 million) and decreased total shareholders’ equity as of December 31, 2005 by the same amount. Such adoption, however, did not have an effect on consolidated operating loss and net income of the Company for the year ended December 31, 2005.

On January 1, 2006, the Company adopted SKAS No. 18 “Interests in Joint Ventures,” No. 19 “Leases” and No. 20 “Related Party Disclosures,” which are effective from the fiscal year beginning after December 31, 2005. Such adoptions of new SKAS did not have an effect on the consolidated financial position of the Company as of December 31, 2006 or consolidated operating loss and net loss of the Company for the year ended December 31, 2006.

SKAS No. 11 and SKAS No. 21 through No. 24 are effective for the fiscal years beginning after December 31, 2006. The adoption of such accounting standards will not have an effect on the financial position and the ordinary income (loss) and net income (loss) of the Company. Details of primary change due to such adoption of SKAS are as follows:

Pursuant to adoption of SKAS No. 21, “Preparation and Presentation of Financial Statements,” unrealized gain/loss on available-for-sale securities, equity in capital adjustments of affiliates and gain/loss on valuation of derivative instruments, which were classified as capital adjustments through 2006, will be classified as accumulated other comprehensive income.

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

Inventories

Inventories are stated at the lower of cost which is determined using the weighted average cost method (the specific identification method for inventories-in-transit) or market value which is deemed to be net realizable value for finished goods, merchandise and work in-progress and replacement cost for raw materials. The Company maintains perpetual inventory systems, which are adjusted to physical inventory counts performed at the year end. When the market value of inventories is less than the acquisition cost, carrying amount is reduced to the market value and any difference is charged to current operations as cost of sales. Valuation loss for the years ended December 31, 2004, 2005 and 2006 was Won 1,946 million, Won 565 million and Won 3,169 million (US$3,408 thousand), respectively.

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

Research and Development Costs

Development costs which meet certain specific conditions such as product development, technological feasibility, marketability and usefulness are deferred and amortized over five years. While all research and ordinary development costs are expensed as incurred. Amortization of deferred development costs is to commence when the related revenue or benefit is first realized. And the amortization of deferred development costs and research and ordinary development expenses are classified as manufacturing, selling or administrative expenses depending on their nature.

When the recoverable amount is significantly less than the carrying value of deferred development costs, an impairment loss in the amount of the difference between the recoverable amount and the carrying value is recorded in the current operations. The Company recorded impairment loss of deferred development costs of Won 2,488 million, nil and Won 4,828 million (US$5,191 thousand) for the years ended December 31, 2004, 2005 and 2006, respectively.

Provisions, Contingent Liabilities and Contingent Assets

We recognize a provision when (i) we have a present obligation as a result of a past event, (ii) it is probable that a disbursement of economic resources will be required to settle the obligation and (iii) a reliable estimate can be made of the amount of the obligation. When a possible range of loss in connection with a probable loss contingency as of the balance sheet date is estimable with reasonable certainty, and some amount within that range appears at the time to be a better estimate than any other amount within the range, the Company accrues such amount. When no amount within the range appears to be a better estimate than any other amount, the minimum amount in that range is recorded.

We do not recognize the following contingent obligations as liabilities:

•	Possible obligations related to past events, for which the existence of a liability can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.

•

Present obligations arising out of past events or transactions, for which (i) a disbursement of economic resources to fulfill such obligations is not probable or (ii) a disbursement of economic resources is probable, but the related amount cannot be reasonably estimated.

In addition, we do not recognize potential assets related to past events or transactions, for which the existence of an asset or future benefit can only be confirmed upon the occurrence of uncertain future event or events outside the control of us.

Employee Stock Option Compensation Plan

We adopted the fair value based method of accounting for the employee stock option compensation plan, which was established, effective as of March 25, 2000, in order to reward the performance of individual officers and other employees who have contributed, or have the ability to contribute, significantly to us. Under the fair value based method, compensation cost is measured at the grant date, based on the value of the award, and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, the expected dividends and a risk-free interest rate over the expected life of the option. However, as permitted under Korean GAAP, we exclude the volatility factor in estimating the value of stock options granted before December 31, 2003, which results in measurement at minimum value. The total compensation cost at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the expected life of the option, dividends on the stock, or the risk-free interest rate.

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

Financial Instruments

We record rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses resulting from the change in the fair value of derivative instruments are reported in the current earnings. However, derivative instruments designed as hedging instruments are recorded as a separate component of shareholders’ equity and credited/charged to operations when the hedged transactions affect earnings, and the ineffective portion of the gains or losses is credited/charged immediately to operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences of operating loss carry-forwards, tax credits and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized to the extent that they are expected to be realizable.

Deferred tax assets and liabilities are classified as current or non-current based on the classification of the related asset and liabilities for financial reporting. In addition, current tax and deferred tax are charged or credited directly to equity if the tax related to items are credited or charged directly to equity in the same or different period.

US GAAP Reconciliation

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

Costs for Products Warranties

•

Under Korean GAAP, through 2003, product warranty costs were expensed as incurred, and effective January 1, 2004, estimated warranty costs are accrued at the time of sale based on historical experience and expected future cost in line with US GAAP.

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

•

Under US GAAP, an enterprise needs to consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both, in accordance with FIN 46(R). Under Korean GAAP, however, no such practice has been adopted.

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

Losses in excess of minority interest

•	Under Korean GAAP, losses in excess of minority interest are offset against as retained earning whereas such amounts are recorded as current operations under US GAAP.

New Accounting Pronouncements

•

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement defines fair value and establishes a framework for measuring fair value. Additionally, this statement expands disclosure requirements for fair value with a particular focus on measurement inputs. SFAS No. 157 is effective for the Company’s annual reporting period ending December 31, 2008. The Company has not completed the evaluation of the effect of the application of SFAS No. 157.

•

In June 2006, the EITF reached a consensus on Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation). EITF Issue No. 06-3 requires that companies disclose their accounting policy regarding the gross or net presentation of certain taxes. Taxes within the scope of EITF Issue No. 06-3 are any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes. EITF Issue No. 06-3 is effective for the Company’s annual reporting period ending December 31, 2007. The Company has not completed the evaluation of the effect of the application of EITF No. 06-3.

•

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, an interpretation of SFAS No. 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the company’s annual reporting period ending December 31, 2007. The cumulative effect of adopting FIN 48 generally will be recorded directly to retained earnings. However, to the extent the adoption of FIN 48 results in a revaluation of uncertain tax positions acquired in purchase business combinations, the cumulative effect will be recorded as an adjustment to any goodwill remaining from the corresponding purchase business combination. The Company has not completed the evaluation of the effect of the application of FIN 48.

•

In February 2007, the FABS issued SFAB No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an Amendment to SFAS No. 115, which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions. SFAS No. 159 amends previous guidance to extent the use of the fair value option to available-for-sale and held-to-maturity securities. The Statement also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Company has not completed the evaluation of the effect of the application of SFAS No. 159.

•	For a discussion of these and other significant differences between Korean GAAP and US GAAP, see Notes 31 and 32 to our consolidated financial statements.

Sales, cost of sales, gross profit, operating expenses, operating loss, net loss and shareholders’ equity under US GAAP as of and for the years ended December 31, 2004, 2005 and 2006 are as follows:

	2004		2005		2006
	(in millions of Korean won)
Sales	(Won)	83,697	(Won)	131,060	(Won)	101,649
Cost of sales		60,772		100,645		87,454
Gross profit		22,975		30,415		14,195
Operating expenses		42,720		47,718		48,310
Operating loss		(19,745)		(17,303)		(34,115)
Net loss		(41,155)		(21,166)		(34,939)

Assets	(Won)	258,102	(Won)	222,948	(Won)	158,107
Liabilities and minority interests		147,493		128,300		100,344
Shareholders’ equity		110,609		94,648		57,763

Taxation

We have benefited from, and may continue to benefit from, certain tax benefits as set forth below:

•

The Korean tax code provides for various special tax credits for expenses related to the development of technology and human resources and capital investments. However, we could not benefit from such tax credits in 2004, 2005 and 2006 because we did not realize taxable income for these years. Such tax credits can be carried forward for a period of four to seven years from the date of accrual. As of December 31, 2006, we had Won 4,792 million (US$5,153 thousand) in tax credit carry-forwards expiring between 2007 and the end of 2008. We had Won 122,395 million (US$131,608 thousand) in net operating loss carry-forwards expiring between 2007 and the end of 2011.

•

Korean customs duty laws provide for the imposition of a general duty of 8% on certain equipment imported for use in the sector of the economy in which we operate. As a result, in the domestic market our semiconductor test handlers and SMD placement systems benefit from a competitive price advantage compared to similar products imported into Korea. Korean customs duty laws also provide for the imposition of a special duty of 16% on SMD placement systems. This special duty has been imposed from January 1, 2005 to December 31, 2007.

5.B. Liquidity and Capital Resources

We have traditionally met our working capital and capital requirements principally from cash provided by investing and financing. We believe that our working capital is sufficient for our present requirements.

Cash and cash equivalents, short-term financial instruments, trading securities and current portion of available-for-sale securities as of December 31, 2004, 2005 and 2006 were Won 48,795 million (22% of total assets), Won 55,141 million (25% of total assets) and Won 42,501 million (US$45,700 thousand) (25% of total assets), respectively. Short-term financial instruments are comprised of time deposits and financial instruments readily convertible into cash within one year. Trading securities are primarily comprised of Korean debt unit trusts. The decrease for the year ended December 31, 2004 was mainly due to the purchase of merchandise in the amount of Won 4,951 million and construction-in-progress of Won 6,496 million. In order to compensate for this decrease in our cash flow, we made a divestiture of our research and development center in Hwasung, Gyeonggi-Do and Bundang building in Seongnam, Gyeonggi-Do for approximately Won 34,888 million in 2005. The decrease for the year ended December 31, 2006 was mainly due to the subrogation in the amount of Won 8,000 million (US$8,602 thousand) for the debt of Cyber Bank, which was the amount we had collateralized against our deposit.

Cash Flows from Operating Activities

Net cash used in operating activities in 2004, 2005 and 2006 was Won 8,705 million, Won 19,616 million and Won 4,262 million (US$4,583 thousand), respectively.

Net income (loss) in 2004, 2005 and 2006 were Won (31,654) million, Won 2,400 million and Won (33,746) million (US$(36,286) thousand), respectively. Expenses not involving cash payments in 2004, 2005 and 2006 were Won 39,034 million, Won 34,014 million and Won 31,740 million (US$34,130 thousand), respectively. In addition, income not involving cash receipts in 2004, 2005 and 2006 was Won (2,258) million, Won (24,079) million and Won (2,521) million (US$2,710 thousand), respectively. Changes in assets and liabilities related to operating activities in 2004, 2005 and 2006 were Won (13,827) million, Won (31,951) million and Won 265 million (US$284 thousand), respectively.

Cash Flows from Investing Activities

Net cash provided by (used in) investing activities was Won (20,759) million, Won 13,837 million and Won 1,163 million (US$1,250 thousand) in 2004, 2005 and 2006, respectively. We invested in short-term financial instruments in the amount of Won 23,537 million and Won 13,152 million in 2004 and 2005, respectively, and used our short-term financial instruments in the amount of Won 8,821 million (US$ 9,485 thousand) for the purpose of subrogation for Cyber Bank and others as of December 31, 2006. We sold trading securities, net in the amount of Won 21,062 million in 2004. In 2005, we received proceeds from disposal of property, plant and equipment in the amount of Won 34,931 million for the sales of building housing and land our research and development center in Hwasung, Gyeonggi-Do and our Bundang building in Seongnam, Gyeonggi-Do. We received proceeds from disposal of equity securities accounted for using the equity method in 2005 in the amount of Won 9,010 million for the disposal of 2,726,800 shares of common stock in SoftForum. We spent Won 1,233 million in 2005 due to the acquisition of available-for-sale securities of 467,870 shares of common stock in Mforma Group, Inc. We invested in deferred development costs in the amount of Won 6,239 million, Won 8,201 million and Won 5,813 million (US$6,251 thousand) in 2004, 2005 and 2006, respectively.

Our capital expenditures for the years ended December 31, 2004, 2005 and 2006 were Won 9,872 million, Won 5,503 million and Won 2,260 million (US$2,431 thousand), respectively. For the year ended December 31, 2004, we spent Won 9,872 million in connection with construction-in-progress of Won 6,496 million and acquisition of tools, furniture and fixtures in the amount of Won 1,720 million. For the year ended December 31, 2005, we spent Won 5,053 million in connection with construction-in-progress and Won 1,982 million for the acquisition of machinery, supplies and fixtures in the amount of Won 3,018 million. Some of the inventories held for sale previously in our consolidated subsidiary, Mirae Online, were transferred to machinery, supplies and other items as a capital expenditure in the amount of Won 1,082 million through change of purpose on holding. For the year ended December 31, 2006, we spent Won 2,260 million (US$2,430 thousand) in connection with construction-in-progress of Won 506 million (US$544 thousand) and acquisition of machinery, supplies and fixtures in the amount of Won 1,698 million (US$1,826 thousand).

Cash Flows from Financing Activities

Cash provided by financing activities for the year ended December 31, 2004 was Won 25,235 million. Cash provided by financing activities in 2004 was mainly due to an increase in short-term borrowings of Won 18,775 million, long-term borrowings of Won 6,561 million and conversion of convertible bonds payable of Won 3,000 million. Cash used in financing activities for the year ended December 31, 2005 was Won 1,174 million, mainly due to the payment of long-term debt in the amount of Won 7,620 million (including current portion of long-term debt) and increase in short-term borrowings, long-term borrowings and long-term lease payable in the amount of Won of 4,348 million, Won of 1,382 million and Won 353 million, respectively. Cash used in financing activities for the year ended December 31, 2006 was Won 631 million (US$678 thousand), mainly due to the payment of the current portion of long-term debt in amount of Won 791 million (US$ 850 thousand).

As of December 31, 2006, we had short-term credit lines with Korea Exchange Bank, Korea Development Bank and Shinhan Bank, the aggregate limits of which were Won 8,568 million (US$9,213 thousand), Won 29,029 million (US$31,214 thousand), Won 5,716 million (US$6,146 thousand), respectively, bearing interest rates ranging from 1.0% to 7.69%. As of December 31, 2006, the amounts of these credit lines being used were Won 8,568 million (US$9,213 thousand) from Korea Exchange Bank, Won 29,029 million (US$31,214 thousand) from Korea Development Bank and Won 5,716 million (US$6,146 thousand) from Shinhan Bank. Although such facilities have been renewed on an annual basis, no assurance can be given that we will be able to do so in the future. A certain portion of our land and buildings is pledged as collateral for the credit line with Korea Exchange Bank and the Korea Development Bank.

As of December 31, 2006, we had long-term credit lines with Korea Development Bank bearing interest at rates ranging from 3.03% to 8.11%. The aggregate limit of these credit lines was Won 5,303 million (US$5,702 thousand) and these credit lines are due to expire in 2012. As of December 31, 2006, we were utilizing the full amount of these credit lines. A certain portion of our land and buildings is pledged as collateral for these credit lines.

In the future, we may need to raise additional funds to develop new and enhanced products and to respond to competitive pressures. Such funds, if necessary, would be raised through additional equity or debt financing, credit facilities or disposal of properties, although no assurance can be given that we will be able to obtain such financing, facilities or disposals on satisfactory terms. As our working capital and capital requirements are principally satisfied by cash provided by our operations, circumstances affecting our operations will in turn affect our liquidity. Our operations may be detrimentally affected by several factors, including the highly cyclical nature of the electronics, semiconductor and semiconductor related industries, intense competition, economic downturn, especially in Korea, periodic industry downturn, loss of customers and the lack of success of future products or business lines. Any of these factors or a combination thereof could depress our sales revenue and overall profitability and thereby constrain our operating cash flow. For an in-depth discussion of risks related to our operations, see Item 3.D. “Risk Factors.” For an in-depth discussion of factors that have historically affected our operating results, see “—Operating Results.”

We may in the future provide performance guarantees on our affiliates’ or third parties’ behalf, in accordance with common business practices in Korea. Accordingly, collection by a secured party on a guarantee could affect our liquidity. See Notes 13, 24 and 29 to the consolidated financial statements for collateral provided for related parties.

We have provided collateral to Seoul Guarantee Insurance Company guaranteeing the performance of certain of our significant customers for their timely delivery of goods and satisfaction of their warranty obligations. In the event Seoul Guarantee collects on our guarantees, our maximum liability is Won 1,000 million (US$1,075 thousand). We have also provided a promissory note to a significant customer guaranteeing our performance on a contract. In the event we fail to satisfy our contractual obligations, such customer could utilize the guarantee to cover its resulting losses. Our management does not presently anticipate any losses as a result of any of the above guarantees.

5.C. Research and Development, Patents and Licenses, Etc.

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

Our research center focuses on developing new generations of mechatronics equipment and software, and on advancing our core competencies and current system features relating primarily to accuracy, reliability and flexibility. Our research center has developed core technologies such as machine vision technology, high performance linear motor design technology, intelligent control technology and the distributed motion control technology. Since most of our core technology is developed by our research center, we do not license outside technology and, consequently, are not obligated to pay royalty fees.

In 2003, our research center developed two new SMT equipment, Mx310 and Mx240, and two new test handlers, MR2700 and MR5700. High speed chip placement system, Mx310, and multi-functional chip placement system, Mx240, successfully passed qualification process of a large EMS company in the United States. Mx310 and Mx240 can be used in production of mobile phone with high density PCB. The evaluation of these new SMT models was completed in California, for which we dispatched development engineers to the EMS company for six months. The two new models are currently used for production in PCB assembly line.

In 2004, Mirae research center improved upon Mx310, developing Mx310T and Mx310QP, and also, developed new test handlers, MR2700 and MR5700. High-speed chip placement system, Mx310T, and multi-functional chip placement system, Mx310QP, are under design verification test stage. These two models can be used in production of mobile phone with high density PCB.

In 2005, we successfully launched our Mx-310T and Mx-310QP in the domestic EMS market and our research and development center improved those models for flat panel display market which requires large PCBs. In addition, we developed the Mx-310S model as a serial model of Mx to meet the market demands and also have started to develop new models with higher performance at competitive prices.

We are well-recognized in the memory test handler market. In 2003, our research center completed the development of logic test handler with high throughput, MR2700. MR2700 passed qualification process of a testing house and chip maker in Korea and have been used in production of CIS (CMOS Image Sensor). In order to maintain the competitive position in memory test handler marketplace, research center completed the development of memory test handler with 128 parallelism, MR5700, in 2003. From the second half of 2003, to diversify our business, our research center has focused its resources on the development of assembly and test equipments associated with flash memory cards and mobile phones. These application equipment has been developed by using the technologies accumulated in our research center. As a result, our business will be diversified into flash memory card market and mobile phone market and we expect that this equipment will contribute to our revenue and profits in 2005. By February 2007, 164 units of M420/440 have been installed. Parallelism is still on the increase, expecting to increase up to 1024 by 2007 due to the requirements of reduced unit cost per test and higher volume production demand. Mirae R&D center developed memory test handlers offering up to 512 and 640 parallel testing simultaneously in 2006.

In addition, we released 10 new handlers on January 30, 2007. This was a historic event in the semiconductor equipment industry considering that the development of a new handler requires complex and sophisticated mechatronics technology and it would normally take about one or two years. During the development phase of these handlers, we applied for 100 new patents related to our core technology.

Historically, we have placed high strategic importance on fostering our research and development expertise. As a result, our aggregate research and development expenditures for the years ended December 31, 2006, 2005 and 2004 amounted to Won 12,311 million (US$13,238 thousand), Won 12,697 million and Won 10,387 million, respectively. Over the next several years, we plan to allocate up to 10% of our sales revenue to research and development expenditures, though the actual percentage allocated and spent on research and development activities will vary depending upon our financial results and other factors in any given year.

For information on our patents and other intellectual property, please refer to Item 4.B. “Business Overview—Intellectual Property.”

5.D. Trend Information

See Item 4.B. “Business Overview” and “—Operating Results.”

5.E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, change in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5.F. Tabular Disclosure of Contractual Obligations

The tables below set forth our contractual obligations and commercial commitments as of December 31, 2006. For further discussion, see Note 24 to our consolidated financial statements.

Contractual Obligations as of December 31, 2006

	Payments Due by Period
Contractual Obligations(1)	Total	Less Than 1 year	Between 1-3 years	Between 3-5 years	Over 5 years
	(Unit: in millions of Won)
Long-Term Debt	5,303	1,308	2,282	1,713	—
Interest Payments on Long-Term Debt(2)	952	342	490	120	—
Sub-Total	6,255	1,650	2,772	1,833	—

Capital Lease Obligations	247	90	157	—	—
Total Contractual Cash Obligations	6,502	1,740	2,929	1,833	—

(1)	We are contractually obligated to pay a severance amount to eligible employees who voluntarily or involuntarily cease working for us, including through retirement. As accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date and as we have not estimated the related cash flows in future periods, payments due in connection with severance indemnities are excluded from the table.
(2)	Interest rates and foreign exchange rates used to compute the amount of interest payments on long term debt were the respective interest rate and foreign exchange rate as of December 31, 2006 applicable to the relevant long term debt instrument.

Other Commercial Commitments as of December 31, 2006

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
	(Unit: in millions of Won)
Lines of Credit	43,313	43,313	—	—	—
Standby Letters of Credit	465	465	—	—	—
Guarantees	10,110	10,110	—	—	—
Other Commercial Commitments	399	399	—	—	—
Total Commercial Commitments	54,287	54,287	—	—	—

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table provides certain information about the members of our board of directors.

Name	Age	Year Appointed	Expiration of Term	Position Held
Soon Do Kwon(1)	49	2006	2009	CEO and President of Mirae Corporation Director of Cyber Bank Corporation
Hyo Chul Yun(1)	50	2006	2009	Vice President of Mirae Corporation Director of Cyber Bank Corporation
Kwang Hyung Lee(1)(2)	52	2005	2008	Outside Director
Kyung Won Chung(1)(2)	57	2005	2008	Outside Director
Yeon Ho Lee(1)(2)	47	2006	2009	Outside Director

(1)	Member of the Governance Committee and Outside Director Nominating Committee.
(2)	Member of Audit Committee and Compensation Committee.

The principal occupation, employment and education histories of the members of our board of directors are as follows:

Soon Do Kwon has served as our President, Chief Executive Officer and Chairman of the board of directors since 2005. He was elected as a Director of Cyber Bank in March 2005. He has served as Vice President and Chief Financial Officer from 1999 to 2004 and also was appointed as absentee Director in 2004. Mr. Kwon joined us in 1999. Prior to joining us, he was employed at Ssangyong Oil and Refinery Co. from 1982 to 1999, during which time he held various positions, including serving as an internal auditor. Mr. Kwon received a B.B.A. from Korea University.

Hyo Chul Yun has served as an Executive Vice President of our ATE Business Unit since 2004 and was elected as a Director as well as a Director of Cyber Bank in March 2006. Prior to joining us, Mr. Yun worked at Halla Heavy and Machinery Co., Ltd. as director of R&D Center from 1991 to 1999 and also was employed at Mediana Electronics, which is formerly known as SSI Co., Ltd. as a President and Chief Executive Officer. Mr. Yun received a Ph.D. in Mechanical Engineering from Korea Advanced Institute of Science & Technology.

Kwang Hyung Lee has served as our outside Director and a member of our Audit Committee since 1999. He is currently a professor at Korea Advanced Institute of Science and Technology. Mr. Lee received a B.S. in Industrial Engineering from Seoul National University and a Ph.D. in Computer Science from the Institute National Sciences Appliques de Lyon.

Kyung Won Chung has served as our outside Director and a member of our Audit Committee since 2005. He is currently a professor at Korea Advanced Institute of Science and Technology. Mr. Chung received M.F.A. from Seoul National University and a Master of Industrial Design from Syracuse University as well as a Ph.D. from Manchester Metropolitan University.

Yeon Ho Lee has served as our outside Director and a member of our Audit Committee since 2003 and is currently employed by Dasan Accounting Corporation. He is a certified public accountant. Mr. Lee received a Master in Business Administration from Yonsei University.

The following table provides certain information about our senior managers who are not members of our board of directors.

Name	Age	Year Appointed	Position Held
Chung Soo Kim	55	2004	Vice President of Display Division CEO and president of GLD Co., Ltd.
Hee Rak Beom	48	2003	Executive Director of Mechatronics and Plasma Division
Jae Myeong Song	44	2005	Director of ATE Business Unit
Hyeon Tae Kyeong	44	2005	Executive Director of SMT Business Unit
Do Young Cho	48	2003	Director of Display Division and Director of GLD Co., Ltd.
Gi Hoon Joung	42	2005	CFO of Mirae Corporation, Director of Management Support Division and Director of Mirae Online Co., Ltd.
Laurent Robert	39	2004	Director of SMT Software Team
Jeoung Han Choi	47	2005	Director of Display Division
Byung Taeck Song	53	2007	Director of ATE Business Unit Overseas Customer Support
Jong Ook Yoo	49	2007	Director of ATE Business Unit Domestic Sales

The principal occupation, employment and education histories of the senior managers are as follows:

Chung Soo Kim has served as an Executive Director of our Display Division since 2004. Prior to joining us, Mr.Kim worked at GLD Co., Ltd. as Vice President and currently holds the position as the Chief Executive Officer and President of GLD Co., Ltd. Mr. Kim received a Ph.D. in Chemistry from Korea Advanced Institute of Science & Technology.

Hee Rak Beom is currently serving as an Executive Director of our ATE Business Unit and has served as a Director of our R&D Division since 1999. Mr. Beom joined us in 1997. Prior to joining us, Mr. Beom worked at LG Electronics Co. R&D Center and at LG Industrial Systems Co. as a General Manager in the R&D Center. Mr. Beom received a Ph.D. in Mechanics from Korea Advanced Institute of Science & Technology.

Hyeon Tae Kyeong is currently serving as Executive Director of our SMT Business Unit and has served as a Director of our R&D Division since 2001. Mr. Kyeong joined us in 1997. Prior to joining us, Mr. Kyeong worked for LG Industrial Systems Ltd. as a Manager of research and development. Mr. Kyeong received an M.S. in Applied Mechanics from Yonsei University.

Do Young Cho has served as a Director of our Display Division since 2003 and also was appointed as a Director of GLD Co., Ltd in 2005. Prior to joining us, Mr. Cho was employed at SangNong Corporation as a Research Engineer of R&D Center from 1984 to 1986 and also worked at Samsung SDI as Research Engineer of R&D Center from 1987 to 2000. From 2001 to 2003, Mr. Cho worked at Young System Co., Ltd. as a Director of Sales Division.

Gi Hoon Joung has served as our Chief Financial Officer since 2005 and currently holds the position of a Director of Mirae Online. Mr. Joung joined us in 1999. Prior to joining us, Mr. Joung worked at the General Accounting Department of Sae-Han Inc., formerly Cheil Synthetic Fiber Inc. and also was employed at S-Oil as the Finance and Strategic Planning Team. Mr. Joung received a Bachelor’s degree in Accounting from Gwangju University.

Laurent Robert has served as a Director and Chief Research Engineer of our SMT Software Team since 2004. Mr. Laurent joined us in 1998. Mr. Laurent received a B.Sc in microelectronics in 1988, an M.Sc in microelectronics in 1989 from Montpellier University and a Ph.D. degree in Computer Science from the University of Montpellier.

Jae Myeong Song has served as a Director of our ATE Business Unit since 2005. Mr. Song joined us in 1999 as a Manager of Research and Development Center. Prior to joining us, Mr. Song was employed at LS Industrial Systems Co., Ltd. as a Senior Research Engineer from 1990 to 1997. Mr. Song received a B.E. in Mechanical Engineering from Seoul National University and Master’s degree in Electrical and Computer Engineering from Pohang University of Science and Technology.

Jeong Han Choi has served as a Director of our Display Division since 2006. Mr. Choi joined us in 2004 as a Manager of Display Division. Prior to joining us, Mr. Choi was employed at Samsung SDI as a general manager from 1978 to 2002. Mr. Choi graduated from Busan National Mechanical Technical High School.

Byung Taeck Song is currently serving as a Director of our ATE Business Unit. Mr. Song joined us in 2004 as a Manager of Research and Development Center. Prior to joining us, Mr. Song was employed at Testech Inc as a General Manager from 1998 to 2004. Mr. Song received a B.E. in Computer Science from Seoul National University.

Jong Ook Yoo is currently serving as a Director of ATE Business Unit Domestic Sales. Mr. Song joined us in 2005 as a Manager of our ATE Business Unit Domestic Sales Team. Prior to joining us, Mr. Yoo was worked at MEDIANA Electronics Co., Ltd. and at Hynix Semiconductor Inc. as a Deputy Manager in the Quality Control Team. Mr. Yoo received a B.E. in Chemical Engineering from SungKyunKwan University.

6.B. Compensation

Directors’ and Senior Managers’ Compensation

We pay our Directors salaries and bonuses as determined by shareholder resolutions, which are determined on an annual basis. For the year ended December 31, 2006, the aggregate compensation (salaries, bonuses and allowances) paid and accrued to all Directors and senior managers as a group was approximately Won 1,674 million (US$1,800 thousand). In addition, the aggregate amount set aside for all Directors and senior managers as a group for pension, retirement and insurance was approximately Won 409 million (US$440 thousand) as of December 31, 2006. The foregoing amounts do not include expenses reimbursed to Directors and senior managers (including business travel expenses and professional and business association dues and expenses) and other benefits commonly reimbursed or paid by companies in Korea. In addition, we maintain 16 cars (nine leased and seven owned by us) for our Directors and senior managers for primarily for business use, but which can at times also be used for their personal use.

Stock Options Granted to Directors, Senior Managers and Employees

As of March 31, 2007, stock options to our employees representing 6,114,050 common shares of the Company remain outstanding. In March 2001, with the approval of our shareholders, an aggregate of 3,201,045 stock options exercisable into the same number of our common shares were granted at an exercise price of Won 1,379 per share, which became exercisable on March 24, 2004 and expire on March 23, 2009. However, 1,529,525 stock options were cancelled upon employees’ resignation and 1,671,520 stock options remain unexercised as of March 31, 2007. In June 2002, with the approval of our shareholders, an aggregate of 1,072,456 stock options exercisable into the same number of our common shares were granted at an exercise price of Won 1,261 per share, which became exercisable on June 25, 2004 and expire on June 24, 2009. However, 497,926 stock options were cancelled upon employees’ resignation and 574,530 stock options remain unexercised. In March 2003, with the approval of our shareholders, an aggregate of 2,599,025 stock options exercisable into the same number of our common shares were granted at an exercise price of Won 988 per share, which became exercisable on March 22, 2005 and expire on March 21, 2010. However, 529,659 stock options were cancelled upon employees’ resignation and 2,069,366 stock options remain unexercised as of March 31, 2007.

In July 2003, with the approval of our shareholders, an aggregate of 1,288,690 stock options exercisable into the same number of our common shares were granted at an exercise price of Won 1,368 per share, which became exercisable on July 16, 2005 and expire on July 15, 2010. However, 476,816 stock options were cancelled upon employees’ resignation and 811,874 stock options remain unexercised as of March 31, 2007.

In March 2004, with the approval of our shareholders, an aggregate of 1,350,000 stock options exercisable into the same number of our common shares were granted at an exercise price of Won 1,218 per share, which became exercisable on March 20, 2006 and expire on March 19, 2011. However, 363,240 stock options were cancelled upon employees’ resignation and 986,760 stock options remain unexercised as of March 31, 2007.

We use our stock option plans to reward the performance of our officers and other employees who have contributed and/or have the ability to contribute significantly to our business. When the length of employment is less than two years after the grant of stock options, we may cancel the stock options awarded. Upon exercise of stock options, at the sole discretion of the board of directors, we may (i) grant newly issued common stock, (ii) grant treasury stock or (iii) grant the net difference in exercise price and market price with either cash and/or treasury stock. As described in note 2(v) to our consolidated financial statements, we adopted the fair value based method of accounting for the stock option compensation plan, in which fair value is determined using the Black-Scholes option-pricing model, without considering a volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. Under this accounting policy, total compensation costs were valued at Won 2,255 million, Won 1,743 million and Won 1,743 million (US$1,874 thousand) for options granted in 2004, 2005 and 2006, respectively, and are recognized over the service period (i.e., 2 years). Compensation cost amounting to Won 802 million, Won 340 million and Won 80 million (US$86 thousand) in 2004, 2005 and 2006, respectively, were recognized.

List of Stock Option Awarded to Directors and Senior Managers

Name	Position	Stock Options*	Number of Stock Options Exercised
Soon Do Kwon	CEO & President	129,079	None
Hee Rak Beom	Executive Director of ATE Business Unit	187,715	None
Hyeon Tae Kyeong	Executive Director of SMT Business Unit	187,715	None
Kwang Hyung Lee	Outside Director	19,361	None

Name	Position	Stock Options*	Number of Stock Options Exercised
Laurent Robert	Director & Chief Research Engineer of SMT Software Team	129,075	None
Jae Myeong Song	Director & Chief Research Engineer of ATE Business Unit	87,403	None
Gi Hoon Joung	Chief Financial Officer	81,708	None
Do Young Cho	Director of Display Division	150,000	None

*	All stock options are exercisable into the same number of our common shares.

6.C. Board Practice

Board of Directors

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

•

formulating our proposals for dividend and bonus distributions and for the increase or reduction of capital; and exercising other powers, functions and duties as conferred by our Articles of Incorporation and By-laws.

Our board of directors has the ultimate responsibility for the management of our affairs. Under our Articles of Incorporation, our board of directors must consist of at least three but not more than seven Directors. At each meeting of shareholders, no more than three directors may be elected. The term of office for our Directors is three years but may be extended to the close of the ordinary general meeting of shareholders convened in the last fiscal year ending during such term. Our Articles of Incorporation preclude cumulative voting.

In February 1998, in order to enhance the transparency of the management of companies listed on the KRX Stock Market and to provide increased investor protection, the KRX Stock Market enacted a regulation requiring all listed companies to appoint the greater of (a) one outside Director and (b) one-fourth ( 1/4) or more of the total number of Directors, as outside Directors. If a listed company fails to comply with this requirement its common stock may be de-listed from the KRX Stock Market. Pursuant to amendments promulgated on January 21, 2000 to the Korean Securities and Exchange Act of 1962, as amended, certain companies listed on the KRX Stock Market, to be designated by a Presidential Decree, are required to appoint one-half ( 1/2) or more, but in any event, no fewer than three, of the total number of Directors as outside Directors. There are no family relationships among our Directors or senior managers.

Independent Directors

Our board of directors has determined that Messrs. Kwang Hyung Lee, Kyung Won Chung and Yeon Ho Lee are independent directors under Nasdaq Marketplace Rule 4200.

Audit and Other Committees

Audit Committee

Pursuant to the rules of The NASDAQ Global Market, our board of directors established an Audit Committee in November 1999 to review our financial reporting, administrative systems and internal control systems and structure. The Audit Committee also reviews our policies relating to the avoidance of conflicts of interest. Our Audit Committee members are Mr. Kwang Hyung Lee, Mr. Kyung Won Chung and Mr. Yeon Ho Lee. Pursuant to an amendment to the Korean Commercial Code, effective as of December 31, 2002, certain companies may establish an Audit Committee in lieu of a statutory auditor. In addition, pursuant to the January 2000 amendments to the Korean Securities and Exchange Act, certain companies listed on the KRX Stock Market, which will be designated by Presidential Decree, are required to establish an Audit Committee. In each case, the Audit Committee must consist of three or more members, two-thirds or more being outside Directors, under Korean law. For background information on our Directors who are members of the Audit Committee, see Item 6.A. “Directors and Senior Management.”

Governance Committee

The Governance Committee oversees the composition, structure and evaluation of the members of the board of directors and its committees, and develops and maintains a set of corporate governance guidelines. Our Governance Committee members are Mr. Soon Do Kwon, Mr. Hyo Chul Yun, Mr. Kwang Hyung Lee, Mr. Kyung Won Chung and Mr. Yeon Ho Lee.

Compensation Committee

The Compensation Committee oversees our programs that foster employee and executive development, determines executive compensation and oversees significant employee benefits programs, policies and plans relating to our employees and executives. Our Compensation Committee members are Mr. Kwang Hyung Lee, Mr. Kyung Won Chung and Mr. Yeon Ho Lee.

Outside Director Nominating Committee

The Outside Director Nominating Committee assists the board of directors in identifying individuals qualified to be outside directors. The Outside Director Nominating Committee members are Mr. Soon Do Kwon, Mr. Hyo Chul Yun, Mr. Kwang Hyung Lee, Mr. Kyung-Won Chung and Mr. Yeon Ho Lee.

Differences between NASDAQ Requirements and Home Country

In general, corporate governance principles for Korean companies are set forth in the Korean Commercial Code, the Securities and Exchange Act of Korea and, to the extent they are listed on the KRX Stock Market, the listing rules of the KRX Stock Market (together, the “Korean Legal Requirements”). Corporate governance principles under provisions of Korean law may differ in significant ways to corporate governance standards for NASDAQ-listed companies, which are not foreign private issuers. Pursuant to the rules of the NASDAQ applicable to foreign private issuers with shares quoted on the NASDAQ, we are required to disclose significant differences between the NASDAQ’s corporate governance standards and those that we follow under Korean law. The following is a summary of such significant differences.

Under Rule 4350(d)(2)(A), our Audit Committee must be comprised of at least three members, each of whom is able to read and understand fundamental financial statements, including our balance sheet, income statement, and cash flow statement. Currently, only one of the three members of the Audit Committee is able to read and understand fundamental financial statements, as the Korean Legal Requirements do not require that all members of the Audit Committee possess such competence in reading and understanding of financial statements. Our board of directors has determined that Mr. Yeon Ho Lee, our outside director and an audit committee member is “audit committee financial expert,” as such term is defined by the regulations of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act.

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

6.D. Employees

Competition for technical personnel in our industry is intense. We believe that we have been successful in recruiting qualified employees, and that our future success depends in part on our continued ability to hire, assimilate and retain qualified personnel.

We maintain a retirement plan, as required by Korean labor law, pursuant to which an employee terminating his or her employment after one year or more of service is entitled to receive a lump-sum payment based on length of service and average monthly compensation over the employee’s final three months. We have an employee stock ownership association through which members may, with certain exceptions, purchase up to an aggregate of 20% of any of our shares offered publicly in Korea.

Our employees do not belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations, and we believe that our relations with our employees are good.

The following table sets forth the number of our employees by department for the periods indicated.

	Number of Employees
	At December 31,			June 30,
	2004	2005	2006	2007
Management & Administration	61	61	51	67
Research & Development	114	102	89	102
Manufacturing	58	109	73	48
Sales & Marketing	68	63	63	55
Total	301	335	276	272

6.E. Share Ownership

The following table sets forth the beneficial ownership of our common shares by our directors and senior managers, as of December 31, 2006:

Shareholder	Number of shares issued and outstanding	Percentage shareholder ownership(1)
Soon Do Kwon	151,250	0.08%
Hyo Chul Yun	64,000	0.03%
Moon Soul Chung(2)	22,395,692	12.90%

(1)	Does not include 807,339 treasury shares.
(2)	Mr. Chung is our founder and served as President since our inception in 1983 and as Chief Executive Officer, Chairman of the board of directors and Representative Director since our incorporation in 1990 to 2001. Mr. Chung resigned from these positions as of January 3, 2001 and is currently named Honorary Chairman of the board of directors. The number of shares issued and outstanding includes 22,395,692 shares (12.18%) held by Moon Soul Chung and 1,324,081 shares (0.72%) held by Boon Soon Yang, Mr. Chung’s spouse.

For information regarding ownership of stock options to acquire our common shares which are held by our Directors, senior managers and employees, please refer to Item 6.B. “Compensation—Stock Options Granted to Directors, Senior Managers and Employees.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

To the best of our knowledge, our only major shareholder (i.e., shareholder beneficially owning five percent (5%) or more of our common shares) is Mr. Moon Soul Chung, our former Chairman of the Board, President and Chief Executive Officer. As of December 31, 2004, Mr. Chung held 12.50% of the issued and outstanding shares and, including his family members, 13.86% of the issued and outstanding shares and his voting rights as a holder of our common shares do not differ from the rights of our other shareholders. As of December 31, 2005, Mr. Chung’s share ownership of issued and outstanding shares decreased to 12.18% due to the increase of capital stock as 4,687,500 shares of common stock were issued upon conversion of certain outstanding convertible bonds. As a result, as of December 31, 2005, the total number of our outstanding shares was 183,873,500, an increase from 179,186,000 as of December 31, 2004. In addition, Mr. Chung’s family members sold 1,108,642 or 0.6% of their common shares, therefore Mr. Chung and his family members held 12.9% of the issued and outstanding shares as of June 30, 2007. For a description of Mr. Chung’s shareholdings, please see Item 6.E. “Share Ownership.”

As of December 31, 2006, the number of U.S. residents holding ADRs or our common shares as recorded on our shareholder registry was 210 and such U.S. residents held in the aggregate a total of 211,980 ADRs, or 0.23% of our outstanding common shares.

7.B. Related Party Transactions

We have, in the ordinary course of our business, purchased and have invested in the equity securities of shares of companies with which we conduct business. All such business is conducted on an arm’s-length basis. We believe that all of the transactions described below have terms that are no more favorable to either party than had such transactions been negotiated between independent parties.

•

We sold Won 1,351 million and Won 17 million of SMD placement systems to Mirae America, a 50%-owned subsidiary, in 2004 and 2005, respectively, and paid to Mirae America sales commissions of Won 135 million and nil in 2004 and 2005, respectively. As of December 31, 2004, we had a balance of Won 2,266 million in accounts receivable, Won 800 million of advance payments and Won 135 million of accrued expenses in connection with our dealings with Mirae America. In June 2005, Mirae America was wound up and dissolved, as a part of our corporate restructuring.

•

We sold Won 1,143, Won 3,270 million and Won 562 million (US$604 thousand) of SMD placement system to Mirae Hong Kong Co., Ltd., a 99%-owned subsidiary in 2004, 2005 and 2006, respectively. We had a balance of Won 2,792 million and Won 1,637 million (US$1,760 thousand) in accounts receivable in 2005 and in 2006 respectively.

•

In anticipation of demand for our PDAs in our key markets, we placed orders with Cyber Bank to manufacture certain number of PDAs to our specifications in 2004, 2005 and 2006. As the agreement to manufacture the PDAs involved a significant level of commitment of capital by Cyber Bank, we provided advanced payments in the amount of Won 8,885 million and Won 12,544 million (US$13,488 thousand), as of December 31, 2005 and 2006, respectively, to Cyber Bank to procure the required raw materials and components to manufacture our PDAs. We purchased such PDAs from Cyber Bank for the amount of Won 5,074 million, Won 12,194 million and Won 10,247 million (US$11,018 thousand) in 2004, 2005 and 2006, respectively.

•

In 2003, we made an additional acquisition of 4,000,000 common shares of Cyber Bank at Won 2,500 per share. As a result of the acquisition, our ownership percentage increased to 28.25%, which percentage included the investment made by SoftForum (which raised SoftForum’s ownership interest to 1.46% from 1.05%), and the accounting method for the investment in Cyber Bank was changed to the equity method of accounting from the cost method. However, the ownership percentage decreased to 26.87% due to the exclusion of SoftForum as a consolidated subsidiary as a result of the sale of our ownership interests in SoftForum in 2005. As of December 31, 2004, we provided collateral of short-term financial instruments in the amount of Won 18,000 million for the borrowings by Cyber Bank and also provided allowance for loss on collateralized assets totaling Won 14,816 million as the management believed that such amount would not likely be paid by Cyber Bank. As of December 31, 2005, we provided collateral of short-term financial instruments in the amount of Won 23,000 million for the repayment of borrowings and also recorded our provision for guarantees of the indebtedness of Cyber Bank of Won 8,184 million. As of December 20, 2006 and January 3, 2007, we made repayments of borrowings in the amount of Won 8,000 million (US$8,602 thousand) and Won 15,000 million (US$16,129 thousand) to creditors of Cyber Bank due to the request by creditors to repay all debts. No additional collaterals of short-term financial instruments were provided for Cyber Bank and no outstanding collaterals existed as of March 31, 2007.

•

In addition, we provided allowance for doubtful accounts receivable – trade and accounts receivable – other for Cyber Bank and advanced payments to Cyber Bank in the amount of Won 5,276 million (US$5,673 thousand), Won 14,078 million (US$15,138 thousand) and Won 12,544 million (US$13,488 thousand), respectively, in 2006. In 2005, we acquired 467,870 common shares of Mforma Group, Inc. for Won 1,233 million from Cyber Bank.

•

In July 2005, we made an additional acquisition of 400,000 common shares or in the amount of Won 2,000 million, of Mirae Online. As a result of acquisition, our ownership percentage increased from 67.47% to 70.85%. In addition, we had a balance of Won 1,708 million of non-trade receivables as of December 31, 2005. In 2006, we did not participated in rights issue of Mirae Online, our ownership percentage decreased from 70.85% to 65.64%, accordingly.

Sales to our affiliates totaled approximately Won 95 million (US$102 thousand) in 2006. For the years ended December 31, 2004, 2005 and 2006 the related party transactions were primarily with Mirae America, Cyber Bank and Mirae Hong Kong. For further information, see Note 13 to our consolidated financial statements.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements And Other Financial Information

Consolidated Financial Statements

See Item 18 “Financial Statements” and our consolidated financial statements, including the Notes thereto.

Legal Proceedings

In February 2004, we applied for a provisional injunction against Techwing in Suwon Central District Court for allegedly infringing on four of our patents. The provisional injunction seeks to prohibit Techwing from making, using and selling memory test handlers. In addition, in December 2004, we filed a claim for provisional attachment with the Suwon District Court, in the amount of Won 12.1 billion, for compensation of damages with respect to Techwing’s infringement of our patents concerning memory test handlers. The Suwon District Court has granted the attachment over amounts due to Techwing from the sale of its products to Hynix Semiconductor Inc. In July 2005, Techwing filed a claim against us before Suwon District Court, seeking damages for wrongfully interfering with business relations of Techwing. Suwon District Court granted a provisional attachment in the amount of Won 6 billion on amounts due to us from Hynix Semiconductor Inc. as sought by Techwing. There was a decision that Techwing infringed on our two patent rights by Korean Intellectual Property Tribunal in December 2005. However, Techwing made an immediate appeal to the Patent Court of Korea against the decision and won the lawsuit in November 2006. We appealed immediately to the Supreme Court of Korea in December 2006. In connection with the lawsuit with Techwing, two of our patent rights were canceled with respect to memory test handlers, device for adjusting spacing of semiconductor device in tester and buffer driving apparatus of handler. In March 2007, Techwing filed a claim in Suwan District Court alleging that we had infringed on Techwing’s patents related to its memory test handler duct, seeking Won 100 million in damages. In response, we filed a counterclaim asserting that Techwing’s memory test handler duct technology infringes our relevant patents. In addition, in March 2007, we initiated a legal action in the Seoul District Court against Techwing for patent infringement related to our rest methods for memory test handlers.

In October 2005, JT Corporation, a Korean burn-in sorter manufacturer, took legal proceedings against us for infringement of their patent rights and we received a Court decision that we did not infringe on JT Corporation’s patent rights due to the difference in the technology related to the respective patents of Mirae Corporation and JT Corporation in May 2006. Subsequently, JT Corporation initiated proceedings in both the Patent Court of Korea and the Intellectual Property Tribunal of KIPO, seeking the nullification of our patent related to burn-in sortor and scope of patent. These proceedings are still ongoing.

In April 2006, we received a demand for payment of Won 2,327 million (US$2,502 thousand) from the acquirer of our interest in SoftForum in connection with a guarantee we made under an agreement of transfer of management rights and shares between the Company and the acquiror. Under such agreement, we agreed that in the event the acquirer could not recover at least 70% of the trade accounts receivable of SoftForum outstanding on the date of consummation for the transaction within 12 months of December 31, 2004, we would pay the shortfall amount. As the acquirer collected additional trade accounts receivable during the interim period in the amount of Won 332 million, we made a payment of Won 1,995 million (US$2,145 thousand) to the acquirer, and the acquirer agreed to accept such amount in full compliance with our obligations under such agreement.

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

Dividend Distribution Policy

Our board of directors determines annually the payment of dividends, if any, with respect to our shares on a per share basis. Any final dividend for a financial year is subject to shareholders’ approval. A decision to declare or to pay any dividends in the future, and the amount of any dividends, will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our Directors may determine are important. We have not paid any dividends for the years ended December 31, 2004, 2005 and 2006.

8.B. Significant Changes

No significant changes have occurred since the date of our consolidated financial statements for the fiscal year ended December 31, 2006.

ITEM 9. THE OFFER AND LISTING

9.A. Offering and Listing Details

The table below shows the high and low closing prices (in Won and U.S. dollars, as applicable) of trading activity on the KRX Stock Market for our common stock and on The NASDAQ National Market for our ADSs since 2001. With respect to our common stock, the share prices and average daily trading volume have been adjusted to reflect a 50 for one stock split effected on March 2, 1998. Liquidity of our ADSs may be limited as an active market for these securities has not yet developed.

	(KRX figures in Won, NASDAQ figures in US$)
	KRX(1)		NASDAQ(2)
Year	High	Low	High	Low
2006	1,015	500	1.98	1.00
2005	985	640	3.0	1.07
2004(3)	1,475	530	3.60	0.80
2003(3)	2,065	1,055	3.90	1.75
2002	3,480	1,250	5.75	2.00
2001	2,840	740	3.63	1.37

		KRX(1)		NASDAQ(2)
Year	Quarter	High	Low	High	Low
2004(3)	1Q	1,475	1,055	3.60	1.66
	2Q	1,365	680	2.25	1.25
	3Q	800	530	1.70	0.81
	4Q	770	600	1.19	0.80
2005(3)	1Q	860	655	1.60	1.09
	2Q	830	640	2.51	1.07
	3Q	985	750	2.47	1.21
	4Q	965	780	3.0	1.21
2006	1Q	1,015	685	1.98	1.27
	2Q	815	500	1.60	1.00
	3Q	755	520	1.48	1.01
	4Q	760	575	1.45	1.01
2007	1Q	675	525	1.45	1.01
	2Q	830	540	1.48	0.88

(1)	Source: KRX Stock Market.

(2)	Source: Bloomberg.
(3)	We issued 24,927,500 shares of common stock on October 22, 2003 for Won 1,020 per share, representing approximately 5.12% of the issued and outstanding shares at such time. Such shares of common stock were issued at discount to the then market price. We also declared and paid a 20% stock dividend in 2003. In 2005, we issued 4,687,500 shares of common stock for Won 640 per share as of December 31, 2005, representing approximately 2.62% of the issued and outstanding shares at such time. Such shares of common stock were derived from our convertible bonds payable was converted to common stock. As a result, our issued and outstanding shares are 183,873,500 shares as of December 31, 2005 from 179,186,000 shares as of December 31, 2004.

	KRX(1)		NASDAQ(2)
Month	High	Low	High	Low
January 2007	675	570	1.45	1.01
February 2007	610	525	1.25	1.17
March 2007	590	540	1.17	1.06
April 2007	595	540	1.30	0.88
May 2007	590	545	1.40	1.30
June 2007	830	750	1.48	1.22

(1)	Source: KRX Stock Market.
(2)	Source: Bloomberg.

9.B. Plan of Distribution

Not applicable

9.C. Markets

Shares of our common stock are traded in Korea on the KRX Stock Market. Our American Depositary Shares (“ADSs”) are quoted on The NASDAQ National Market under the symbol “MRAE.” Each ADS represents two shares of our common stock. ADRs evidencing ADSs are issued by The Bank of New York as Depositary.

9.D. Selling Shareholders

Not applicable

9.E. Dilution

Not applicable

9.F. Expenses of the Issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

See Item 10.B. “Articles of Incorporation”

10.B. Articles of Incorporation

General

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

Currently, we are authorized to issue 351,000,000 shares of stock, which consists of shares common stock, par value Won 100 per share, and shares of non-voting preferred stock (common shares and non-voting preferred shares together are referred to as “shares”). Under our articles of Incorporation, we are authorized to issue up to 35,100,000 non-voting preferred shares. As of December 31, 2006, 183,873,500 common shares were issued, of which 807,339 shares were held by us in treasury. We have never issued any non-voting preferred shares. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Directors

No Director with a special interest as defined under the Korean Commercial Code with respect to a resolution of the board of directors may exercise his voting right. The remuneration for Directors is determined annually by resolution of a general meeting of shareholders. Severance allowances for Directors are paid in accordance with the Officer’s Severance Pay Regulation of the Company, adopted by resolution of a general meeting of shareholders annually.

Dividends

We may pay dividends to our shareholders in portion to the number of shares owned by each shareholder. The common shares represented by the ADSs have the same dividend rights as other outstanding common shares.

Holders of non-voting shares are entitled to receive dividends in priority to the holders of common shares. The dividend on the non-voting shares is between 9.0% and 50% of the par value as determined by the board of directors at the time of their issuance. If the dividend rate for common shares is higher than the dividend rate for non-voting shares, the holders of non-voting shares will be entitled to participate in the distribution of such excess amount with the holders of common shares. If dividends on the non-voting shares are not paid from the profits of the relevant fiscal year, holders of non-voting shares will be entitled to receive such unpaid and accumulated amount dividend from dividends payable in the next fiscal year. There are non-voting shares issued or outstanding.

We declare dividends annually at the annual general meeting of shareholders which is generally held within three months after the end of the fiscal year. We pay the annual dividend shortly after the annual general meeting to the shareholders of record or registered pledgees as of the end of the preceding fiscal year. We may distribute the annual dividend in cash or in shares. However, a dividend of shares must be distributed at par value. Our obligation to pay dividend expires if no claim to dividend is made for five years from the payment date.

Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital and (2) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period. In addition, until we have accumulated a legal reserve of not less than one-half of our stated capital, we are required to set aside as legal reserve an amount equal to at least 10.0% of the cash portion of each annual dividend. As a KRX Stock Market-listed company, we are also required under the relevant laws and regulations to set aside in reserve a certain amount each fiscal year until the ratio of our own capital to total assets is at least 30%. We may not use legal reserve to pay cash dividends but may transfer amounts from legal reserve to capital stock or use legal reserve to reduce an accumulated deficit.

Preemptive Rights and Issuance of Additional Shares

We may at times issue authorized but unissued shares, unless otherwise provided in the Korean Commercial Code, on such terms determined by our board of directors. All our shareholders are generally entitled to subscribe to any newly-issued shares in proportion to their existing shareholdings. We must offer new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ registry as of the relevant record date.

In addition, under our articles of association, we may issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of Won 200,000 million to persons other than existing shareholders, where such issuance is deemed necessary by us to achieve a business purpose, general public offering and for the purpose of soliciting foreign investment as well as the introduction of new technology or the improvement of our financial condition.

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the shares publicly offered pursuant to the Korean Securities and Exchange Act. As of December 31, 2006, approximately 0.14% of the issued shares were held by members of our employee stock ownership association.

General Meeting of Shareholders

We generally hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

•	as necessary;

•	at the request of holders of an aggregate of 3.0% or more of our outstanding common shares;

•	at the request of shareholders holding an aggregate of 3.0% or more of our outstanding shares for at least six months; or

•	at the request of our audit committee.

We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of 1.0% or less of the total number of issued and outstanding voting shares, we may give notice by placing at least two public notices in at least two daily newspapers at least two weeks in advance of the meeting. Currently, we use The Korea Economic Daily News and Mail Business Newspaper, both published in Seoul, for this purpose.

Our shareholders’ meeting are held in Cheon An, Chung Nam, Korea.

Voting Rights

Holders of our shares are entitled to one vote for each share. However, shares held by us (i.e., treasury shares) or by any corporate entity in which we have, directly or indirectly, greater than a 10% interest, do not exercise voting rights. The Korean Commercial Code permits cumulative voting pursuant to which each share entitles the holder thereof to multiple voting rights equal to the number of directors to be elected at such time. A holder of shares may exercise all voting rights with respect to his or her shares cumulatively to elect one director, unless the Articles of Incorporation provide otherwise. However, our Articles of Incorporation do not provide for cumulative voting.

Our shareholders may adopt resolutions by an affirmative vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then issued and outstanding. In addition, In the event it is objectively clear that a resolution is for the purpose of effecting a hostile mergers & acquisition, and such fact has been ascertained pursuant to a resolution by the board of directors held prior to the giving of notice of general meeting of shareholders, such resolution shall be adopted by the affirmative vote of 90% or more of the shareholders present at the meeting, provided such votes shall be two-thirds (2/3) or more of the issued and outstanding shares of the Company. A prior notice must be given in connection with a notice of meeting of shareholders in connection with any agenda to be approved pursuant to the foregoing method. However, under the Korean Commercial Code and our Articles of Incorporation, the following matters require approval by the holders of at least two-thirds of the voting shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

•	amending our Articles of Incorporation;

•	removing a director;

•	effecting a capital reduction;

•	effecting any dissolution, merger or consolidation with respect to us;

•	transferring all or any significant part of our business;

•	the acquisition of all of the business of any other company;

•	the acquisition of a part of the business of any other company, which significantly affects our business;

•	lease of entire business, delegation of business operations, or the execution, modification or cancellation of agreements from which profit/losses shall affect both parties;

•	issuing new shares at a price below par value; or

•	any other matters for which special resolution is required under relevant laws and regulations.

Shareholders may exercise their voting rights by proxy. Under our Articles of Incorporation, the person exercising the proxy does not have to be a shareholder. A person with a proxy must present a document evidencing its power of attorney in order to exercise such voting rights.

Holders of ADRs exercise their voting rights through the ADR depositary. Subject to the provisions of the deposit agreement, ADR holders are entitled to instruct the depositary as to how to vote the shares underlying their ADSs.

Registry of Shareholders and Record Dates

Our transfer agent maintains the registry of our shareholders at its office in Seoul, Korea. It records and registers transfers of shares on the registry of shareholders upon presentation of the share certificates.

The record date for annual dividends is December 31. For the purpose of determining the shareholders entitled to annual dividends, the registry of shareholders is closed for the period from January 1 to January 15 of the following year. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the shares, we may, on at least two weeks’ public notice, set a record date and/or close the register of shareholders for not more than three months. The trading of shares and the delivery of share certificates may continue while the register of shareholders is closed.

Annual Report

At least two weeks before the annual general meeting of shareholders, we must make our annual report and audited non-consolidated financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of annual reports, the audited consolidated financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

Under the Korean Securities and Exchange Act, we must file with the Financial Supervisory Commission and the KRX (1) an annual report within 90 days after the end of our fiscal year, (2) a half year report within 45 days after the end of the first six months of our fiscal year and (3) quarterly reports within 45 days after the end of the third month and the ninth month of our fiscal year. Copies of these reports are or will be available for public inspection at the Financial Supervisory Commission and the KRX.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information about the Company” or elsewhere in this annual report.

10.D. Exchange Controls

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

The FSC Rules require a foreign investor who wishes to invest in shares on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange (including Converted Shares) to register its identity with the Financial Supervisory Service prior to making any such investment; provided, however, that such registration requirement does not apply to foreign investors who (i) acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition thereof or (ii) acquire shares listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange through an off-market transaction where such acquisition qualifies as a foreign direct investment under the Foreign Investment Promotion Law.

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

Upon a foreign investor’s purchase of shares through the Stock Market Division or KOSDAQ Market Division of the Korea Exchange, no separate report by the investor is required because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Stock Market Division or KOSDAQ Market Division of the Korea Exchange must be reported by the foreign investor or his standing proxy to the Governor of the Financial Supervisory Service at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Stock Market Division or KOSDAQ Market Division of the Korea Exchange, in such cases as of trades in connection with a tender offer, odd lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor of the Financial Supervisory Service by the securities company engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), asset management companies, futures trading companies, and internationally recognized foreign custodians to exercise shareholders’ rights, place an order to sell or purchase shares or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of such foreign investor.

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

Dividends on common stock are paid in won. No governmental approval is required for foreign investors to receive dividends on, or the won proceeds of the sale of, any such shares to be paid, received and retained in Korea. Dividends paid on, and the won proceeds of the sale of, any such shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s securities company or his Won Account. Funds in the investor’s Won Account may be transferred to his Foreign Currency Account or withdrawn for local living expenses (provided that any withdrawal of local living expenses exceeding a certain limit will be reported to the Governor of the Financial Supervisory Service by the foreign exchange bank at which the Won Account is maintained). Funds in the Won Account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

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

The Korean Securities and Exchange Act was amended several times from January 1997 through March 2007 to internationalize the systems for issuing and distributing securities and the systems for mergers and acquisitions of businesses, to enhance the autonomy of the securities industry through deregulation and to strengthen the independence of auditors and the protection of minority shareholders. The amendments made the tender offer requirements more specific by requiring a tender offer where the purchaser and the persons who have a special relationship with the purchaser will hold 5% or more of the total issued and outstanding shares with voting rights concerned as a result of the purchase of the shares outside the Stock Market Division or KOSDAQ Market Division of the Korea Exchange from a certain number of persons, enhanced the rights of minority shareholders, repealed certain limitations for the acquisition of its own shares by a listed company, permitted stock splits by companies of shares listed on the Stock Market Division or KOSDAQ Market Division of the Korea Exchange with a par value of not less than Won 100 and permitted the payment of interim dividends on a quarterly basis by companies listed on the Stock Market Division or KOSDAQ Market Division of the Korea Exchange if provided for in their articles of incorporation. In addition, to strengthen the protection of shareholders, the amendments also include the requirement that companies listed on the Stock Market Division of the Korea Exchange and companies exceeding a certain size that are listed on the KOSDAQ Market Division of the Korea Exchange appoint a certain minimum number of outside directors to their boards; companies listed on the Stock Market Division of the Korea Exchange or companies listed on the KOSDAQ Market Division of the Korea Exchange that exceed a certain size are required to maintain an audit committee; and a company listed on the Stock Market Division or KOSDAQ Market Division of the Korea Exchange is, in principle, prohibited to engage in the act of providing a loan, lending of property, pledging collateral, and providing guarantees, for the benefit of any of the major shareholders, directors and statutory auditor of such company and such shareholders, directors or statutory auditor of such company shall not enter into transaction with such company.

10.E. Taxation

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

Taxation of Dividends

For the purpose of Korean taxation of distributions made on common stock represented by ADSs, a non-resident holder will be treated as the owner of the common stock represented by such ADS. Dividends paid (whether in cash or in shares) to a non-resident holder are generally subject to withholding tax at a rate of 27.5% (which includes a 10% local tax) or such lower rate as is applicable under a treaty between Korea and such non-resident holder’s country of tax residence. Such tax is required to be deducted from such dividends and only the net amount is paid to the non-resident holder of the common stock. In order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, the non-resident holder must submit to the Company, prior to the dividend payment date, such certificate of residence for the purpose of the tax treaty as may be required by the Korean tax authorities. Certificate of residence may be submitted to the Company through the Depositary. In addition, effective July 1, 2002, to obtain the benefit of a non-taxation or tax exemption available under applicable tax treaties, the non-resident holder must submit to the Company an application for non-taxation or tax exemption prior to the dividend payment date, together with a certificate of tax residence issued by a competent authority of the non-resident holder’s tax residence country. Excess taxes withheld are not automatically recoverable even if the non-resident holder subsequently produces evidence that it was entitled to have taxes withheld at a lower rate. However, in the case of dividends paid to a non-resident holder located in a tax haven (to date MOFE has only designated Labuan in Malaysia to be a tax haven for this purpose), such dividends will be subject to withholding tax at the rate of 27.5% (which includes a 10% local tax) notwithstanding the applicability of any reduction or exemption of tax under a tax treaty, unless prior thereto, the head of the Korean National Tax Service (“NTS”) approves the exemption or reduction of tax pursuant to an applicable tax treaty. The non-resident holder who is a tax resident of Labuan may apply for a refund of the withholding tax within 3 years from the end of the month in which the tax was withheld by submitting its application for refund together with a certificate of tax residence issued by a competent authority and documentary evidence that it was the beneficial owner of the ADSs which had been subject to a withholding tax on dividends.

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

Capital gains with respect to the sale of ADSs, or common stock which were acquired by a non-resident holder as a result of a withdrawal, would be calculated based on the acquisition cost to such holder of the ADSs representing such common stock, although there are no specific Korean tax provisions or rulings on this issue. In the absence of an exemption under the Special Tax Treatment Control Law or the application of a tax treaty which exempts or reduces the rate of tax on capital gains, capital gains which are subject to Korean tax will be subject to tax at the lesser of (i) 11% of the gross realization proceeds or (ii) (subject to the production of satisfactory evidence of the acquisition cost of the ADSs) 27.5% of the gains made (the excess of the gross realization proceeds over the non-resident holder’s acquisition cost for the ADSs (including any transaction charges, commissions, fees or taxes paid at the time of the acquisition or disposition)).

The purchaser or, in the case of the sale of common stock through a licensed securities company in Korea, the licensed securities company, is required under Korean law to withhold the applicable amount of Korean tax from the sales price in an amount equal to 11% of the gross realization proceeds and to make payment thereof to the relevant Korean tax authority, unless the seller establishes its entitlement to an exemption of taxation under an applicable tax treaty or produces satisfactory evidence of its acquisition cost for the ADSs. In order to obtain the benefit of an exemption of tax pursuant to a tax treaty, a non-resident holder must submit to the purchaser or the securities company (or through the Depositary), as applicable, prior to or at the time of payment, in the case of a tax exemption, an application for tax exemption along with a certificate of the non-resident holder’s tax residency issued by a competent authority of the non-resident holder’s tax residence country. In general, a non-resident holder who has been subject to a withholding tax on capital gains may apply for a refund for excess taxes withheld within 3 years from the date on which the withholding tax was due by submitting evidence of its eligibility for a tax exemption or reduced tax rate. However, in the case of a non-resident holder located in a tax haven (to date MOFE has only designated Labuan in Malaysia to be a tax haven for this purpose), the purchaser or the licensed securities company, as applicable, must withhold the amount at the applicable withholding tax rate described in the preceding paragraph unless prior thereto, a head of the NTS approves exemption or reduction of tax pursuant to an applicable tax treaty. The non-resident holder who is a tax resident of Labuan may apply for a refund of any excess withholding tax on capital gains within 3 years from the end of the month in which the tax was withheld by submitting its application for refund together with a certificate of tax residence issued by a competent authority and documentary evidence that it was the beneficial owner of the ADSs which had been subject to a withholding tax on capital gains. Excess taxes withheld are not automatically recoverable even if the non-resident holder subsequently produces evidence that it was entitled to have taxes withheld at the lower rate.

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

To date, the imposition of the securities transaction tax has not been enforced on transfers of ADSs, however, the MOFE recently issued a ruling on February 25, 2004 to the NTS holding that depositary receipts fall under the meaning of share certificates that are subject to the securities transaction tax. In the ruling, the MOFE treats transfers of depositary receipts the same as the transfer of the underlying Korean shares. In light of the recent MOFE ruling, the securities transaction tax that would be due on transfers of the ADSs will be 0.5% of the sales price of the ADSs, unless the ADSs are listed or registered on the New York Stock Exchange, NASDAQ National Market, Tokyo Stock Exchange, London Stock Exchange, Deutsche Stock Exchange or other such stock exchanges that utilize standardized trading procedures and methods prescribed by the Presidential Decree of the Securities and Exchange Act and regulations thereunder, and transfer of the ADSs takes place on such exchange. However, an administrative court recently held that ADSs may not be deemed to be shares certificates that are subject to the securities transaction tax. Thus, the status of ADSs for purposes of the securities transaction tax is uncertain at this time, with the possibility that the NTS may appeals this decision of the District Court, in which case the issue must be finally resolved by the Supreme Court of Korea.

The securities transaction tax, if applicable, must be paid in principle by the transferor of the shares on the rights to subscribe to such shares. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the Korean tax authority. When such transfer is made through a securities company, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax and pay it to the Korean tax authority. The failure to file the securities transaction tax return will result in a fine of 20% of the tax due and the under-statement of the securities transaction tax return will result in a fine of 10% of the under-stated tax amount. In addition, the failure to pay the securities transaction tax will result in a fine equal to 10.95% per annum of the tax due for the days outstanding. The penalty is imposed on the party responsible for paying the securities transaction tax or, if the securities transaction tax is to be paid via withholding, the penalty is imposed on the party that has the withholding obligation.

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

Distributions

Subject to the discussion below under the heading “Passive Foreign Investment Company Considerations”, a U.S. Holder of our common shares or ADSs generally will be required to include in its gross income any cash distributions paid by us with respect to such common shares or ADSs (including amounts withheld to reflect Korean withholding taxes) out of our earnings and profits (as determined under United States federal income tax principles). Such income generally will be treated as foreign source dividend income. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The Secretary of Treasury of the United States has determined that the U.S. Korea Tax Treaty is satisfactory for these purposes. Additionally, our ADSs should be treated as readily tradable on an established securities market in the United States since our ADSs are listed on the NASDAQ National Market. Dividends received on our common shares or ADSs will not be eligible for the dividends received deduction allowed to corporations. Cash distributions with respect to our common shares or ADSs in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in our common shares or ADSs and after that as gain from the sale or exchange of a capital asset. We have not maintained and do not plan to maintain calculations of earnings and profits for United States federal income tax purposes. Each U.S. Holder should consult its own tax advisor with respect to the United States federal income tax treatment of any distribution in respect of our common shares or ADSs.

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

A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of Korean withholding taxes imposed on dividends received on our common shares or ADSs. If Korean tax is withheld at a rate in excess of the rate applicable to a U.S. Holder under the U.S. Korea Tax Treaty, the U.S. Holder may not be entitled to a foreign tax credit for the excess amount. U.S. Holders who do not elect to claim a foreign tax credit for Korean tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes. Each U.S. Holder should consult its own tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be treated as a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes if (i) at least 75% of its gross income consists of certain types of “passive” income or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, “passive” income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. This determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are uncertain or beyond our control, including the value of our assets, our common stock and ADSs. Since we hold a significant amount of short-term investments and other passive assets, including cash, and as we anticipate that we will continue to hold a significant amount of passive assets, in 2007 or subsequent years we may be a PFIC for United States federal income tax purposes.

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

10.F. Dividends and Paying Agents

Not applicable.

10.G Statement by Experts

Not applicable.

10.H. Documents on Display

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

10.I. Subsidiary and Investee Information

See Exhibit 8.1 filed with this annual report setting forth the Company’s subsidiaries.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

11.A. Quantitative Information about Market Risk

We are exposed to market risks from changes in interest rates and foreign exchange rates, which may adversely affect our results of operations and financial condition. We seek to minimize the risks from fluctuations of interest rates and foreign exchange rates through our regular operating and financing activities. We use financial instruments to manage currency exposure, resulting from changes in foreign currency exchange rates, on the trade receivables. Financial instruments generally have maturities for several months and also have the right to sell in each maturity date. However, gain or loss from valuation of financial instruments did not occur as of December 31, 2006.

We do not use financial instruments for trading or other speculative purposes.

Equity Risk

As of December 31, 2006, we held interest-bearing Korean debt unit trusts comprised of Government, public and corporate bonds with a fair market value of approximately Won 66 million (US$71 thousand). The unit trusts bear interest at variable rates and generally have maturities of less than one year. The weighted average yield rate of the public and corporate bonds was 5% or a valuation gain of Won 24 million (US$26 thousand) , on an investment of Won 42 million (US$45 thousand) in 2006. The unit trusts are not traded over any organized exchange in Korea, but are traded over the counter primarily by securities firms, investment trust companies and investment management companies. Fluctuations in the net asset value of these investments will fluctuate with changes in the value of the underlying securities.

The following table sets forth the costs and fair values of the above-discussed equity and debt securities as of December 31, 2006 and 2005:

	As of December 31,
	2006		2005
	Cost	Fair Value	Cost	Fair Value
	(Unit: in millions of Won)
Debt unit trusts	42	66	280	295
Equity securities	0	0	0	0

Interest Rate Risk

Our debt obligations consist of several short-term and long-term credit lines with both fixed and variable rates. As of December 31, 2006, the aggregate amount of borrowings we had under the short-term and long-term credit lines with variable interest rates was Won 48,616 million (US$52,275 thousand). We are subject to market risk exposure arising from changing interest rates. However, we have not entered into any interest rate risk hedging transactions as of December 31, 2006.

Foreign Currency Exchange Rate Risk

As a consequence of the growing emphasis on our overseas businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rate between the Korean Won and other major foreign currencies. The tables below summarizes information as of December 31, 2006 and December 31, 2005 on instruments and transactions that are sensitive to foreign currency exchange rates, including assets and liabilities denominated in U.S. dollars, Euros and Japanese Yen. The information in each table is presented in Korean Won equivalents, which is our reporting currency.

Foreign Currency Denominated Assets and Liabilities

Foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and the Korean Won are presented by denominated currency. All of these assets and liabilities are stated at fair value.

	As of December 31, 2005 Assets and Liabilities Denominated in
In Won Functional Currency	U.S.$	Euro	Yen
	(in millions)
Cash and cash equivalents	2,494	—	—
Accounts receivable	26,635	748	9
Accounts payables	67	—	257
Short-term borrowings	1,639	—	9,281
Long-term borrowings	5,598	—	—

	As of December 31, 2006 Assets and Liabilities Denominated in
In Won Functional Currency	U.S.$	Euro	Yen
	(in millions)
Cash and cash equivalents	2,165	—	55
Accounts receivable	18,583	1,723	8
Accounts payables	205	—	232
Short-term borrowings	16	—	8,627
Long-term borrowings	5,136	—	—

In 2005 and 2006, sales outside of Korea comprised 37.8% and 41.3%, respectively, of our total sales. As foreign exchange rates change, translation of the statements of operations of our international sales into Won affects year on year comparability. We use, from time to time, to a limited extent, currency option contracts to reduce our foreign currency exchange rate risk exposure. In connection with above currency options, the Company has the rights to sell at the exchange rate of Won 900 to US$1.00 against US$1 million in case the spot rate is lower than Won 900 to US$1.00 and has the obligation to purchase at the exchange rate of Won 937 to US$1.00 against US$1 million in case the spot rate is higher than Won 937 to US$1.00 at each maturity date. As of December 31, 2006, we have six currency option contracts (total amount of the contracts is US$6,000 thousand). However, gain (loss) from valuation of derivatives did not occur for the year ended December 31, 2006.

11.B. Qualitative Information about Market Risk

See item 11.A. “Quantitative Information about Market Risk”

11.C. Interim Periods

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, with the participation of our Chief Executive Officer and Chief Financial Officer, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of such date. The basis for this determination was that, as discussed below, we have identified material weaknesses in our internal control over financial reporting, which we view as an integral part of our disclosure controls and procedures. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Because of its inherent limitations, internal controls over financial reporting are not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual financial statements will not be prevented or detected. In connection with our managements’ evaluation of our internal control over financial reporting, the following material weaknesses have been identified as of December 31, 2006.

•

Limited knowledge and insufficient complement of US GAAP personnel. We did not maintain a sufficient number of personnel with an appropriate level of accounting knowledge, experience and training in the selection, application and implementation of U.S. GAAP.

•

Lack of controls over the financial closing and reporting process for our subsidiary (“Cyber Bank’). We did not maintain effective controls, including monitoring, over our subsidiary’s financial closing and reporting process. This control deficiency resulted in errors in performing consolidations and preparing U.S. GAAP financial statements.

Because of the material weaknesses described above, our management has concluded that we did not maintain effective internal control over our financial reporting as of December 31, 2006 based on Internal Control – Integrated Framework issued by the COSO.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Controls over Financial Reporting

In connection with annual management assessments of the effectiveness of our internal controls over financial reporting beginning with our annual report on Form 20-F for the year ending December 31, 2006, we implemented additional internal controls over financial reporting for the purpose of complying with Section 404 of the Sarbanes-Oxley Act.

Other than those changes as described below in the Remediation of Material Weaknesses in Internal Control over Financial Reporting section, there have been no other changes in our internal control over financial reporting during 2006 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of Material Weakness in Internal Control over Financial Reporting

During our 2005 evaluation of the effectiveness of our disclosure controls and procedures as disclosed in our Annual Report on Form 20-F for the year ended December 31, 2005 we identified the following material weakness:

•

A material weakness in our accounting team’s ability to meet the financial reporting requirements of a public company in the United States. In particular, we have limited knowledge of specific U.S. GAAP issues, including certain new accounting pronouncements.

Our management is committed to addressing the material weaknesses identified above by implementing various remedial measures to our internal control over financial reporting. During the year ended December 31, 2006 and to the date of the filing of this annual report, our management, including our Chief Executive Officers, Chief Financial Officer and Audit Committee, have executed a range of actions to address the material weaknesses in our internal control over financial reporting, including implementing the following measures:

•

Consultation for Application of U.S. GAAP. We have entered into a contract with a Korean member firm of an international accounting firm in 2006 to assist our accounting personnel with the requisite knowledge of U.S. GAAP and the financial reporting requirements of the Commission and also to minimize the possibility of a misstatement. Even with the assistance of the accounting firm, we did not maintain sufficient internal resources for review of the reconciliation between Korean GAAP and U.S. GAAP. In order to address the potential for a misstatement in the Korean GAAP to U.S. GAAP reconciliation disclosed in notes to our consolidated financial statements prepared in future periods, we are dedicating additional internal resources to this process.

•

Add controls over the financial closing and reporting process in our subsidiaries. We will add controls where necessary to strengthen our monitoring function of our subsidiaries’ controls over the financial closing and reporting process by the accounting and internal audit teams.

As part of our assessment of internal control over financial reporting as of December 31, 2007, our management will conduct testing and evaluation of the controls to be implemented as part of this remediation plan to ascertain whether they operate effectively. The effectiveness of these additional remediation efforts will not be known until our management conducts such testing and evaluation.

ITEM 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Yeon Ho Lee, our outside director and an audit committee member is “audit committee financial expert,” as such term is defined by the regulations of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act. Mr. Lee is also an independent director as such term is defined pursuant to the Nasdaq Marketplace Rule 4200 and Section 301 of the Sarbanes-Oxley Act.

ITEM 16B. Code of Ethics

We have adopted a code of ethics that applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer and other senior accounting officers. We also have an internal control and disclosure policy designed to promote full, fair, accurate, timely and understandable disclosure in all of our reports and publicly filed documents. We are in the process of revising our code of ethics to ensure that it appropriately addresses our initiatives to improve our corporate governance policies. A copy of our code of ethics was previously filed as Exhibit 11.1 to our annual report on Form 20-F for the year ended December 31, 2005. Our code of ethics is also available on our website at www.mirae.co.kr in Korean and at www.mirae.com in English.

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth the total fees we paid to our independent registered public accounting firm, Deloitte Anjin LLC for the years ended December 31, 2006 and 2005:

	For the Year Ended December 31,
	2006		2005
	(In millions of Won)
Audit Fees (1)	(Won)	150	(Won)	216

Audit-Related Fees (2)		20		—

Total		170		216

(1)	Audit Fees consist of aggregate fees billed by Deloitte Anjin LLC in connection with the audit of our consolidated annual financial statements and the review of our interim financial statements

(2)	Audit-Related Fees consist of aggregate fees billed by Deloitte Anjin LLC for advisory services relating to analyses of multiple accounting issues

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

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 below in lieu of responding to this Item 17.

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements, including the Notes thereto.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Articles of Incorporation, as amended (English translation)

8.1	List of Subsidiaries

11.1*	Code of Ethics

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed with our annual report for the year ended December 31, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIRAE CORPORATION

By:	/s/ Soon Do Kwon
Name:	Soon Do Kwon
Title:	Chief Executive Officer and President

Date: July 16, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mirae Corporation

We have audited the accompanying consolidated balance sheets of Mirae Corporation and its subsidiaries (collectively the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006 (all expressed in Korean won). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mirae Corporation and its subsidiaries at December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”).

Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.(a) to the accompanying consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside the Republic of Korea.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Information relating to the nature and effect of such differences is presented in Notes 31 and 32 to the consolidated financial statements.

/s/ Deloitte Anjin LLC

Seoul, Korea

July 3, 2007

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2005 AND 2006

	In millions of Korean won		In thousands of U.S. dollars (Note 2) 2006
	2005	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Notes 14 and 27)	(Won)8,002	(Won)4,272	$4,594
Short-term financial instruments (Notes 5, 13 and 14)	46,844	38,163	41,035
Trading securities (Notes 2 and 3)	295	66	71
Accounts receivable - trade, net (Notes 2, 13, 14 and 22)	45,976	28,595	30,747
Accounts receivable - other, net (Notes 2, 13, 14 and 24)	8,090	7,071	7,603
Inventories, net (Notes 2 and 4)	23,999	15,014	16,144
Accrued interest income	935	690	742
Advanced payments and other, net (Notes 2, 8 and 13)	10,437	3,291	3,540

Total Current Assets	144,578	97,162	104,476

NON-CURRENT ASSETS:
Property, plant and equipment, net (Notes 2, 9, 11, 23 and 25)	48,921	43,907	47,212
Intangible assets, net (Note 2)
Development costs	13,609	12,563	13,508
Other	1,963	2,058	2,213
Available-for-sale securities (Notes 2, 6 and 13)	5,977	3,556	3,824
Equity method investments (Notes 2 and 7)	—	—	—
Long-term financial instruments (Note 5)	1,578	1,258	1,353
Guarantee deposits, net (Note 2)	5,307	5,519	5,934
Long-term loans and other, net (Notes 2 and 8)	2,617	2,174	2,337

Total Non-Current Assets	79,972	71,035	76,381

TOTAL ASSETS	(Won)224,550	(Won)168,197	$180,857

(Continued)

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

DECEMBER 31, 2005 AND 2006

	In millions of Korean won		In thousands of U.S. dollars (Note 2) 2006
	2005	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable - trade (Note 14)	(Won)18,278	(Won)7,895	$8,489
Short-term borrowings (Notes 10 and 14)	42,454	43,313	46,573
Accounts payable - other	2,912	3,311	3,561
Advanced receipts from customers (Note 2)	111	1,978	2,127
Dividends payable	1	1	1
Guarantee deposits payable	15	41	44
Allowance for loss on collateralized assets (Notes 13, 24 and 29)	25,077	15,000	16,129
Reserve for product warranties (Note 2)	1,485	1,378	1,482
Current portion of long-term lease payable (Notes 2 and 11)	80	90	97
Current portion of long-term borrowings (Notes 12 and 14)	791	1,308	1,407
Accrued expenses and other	2,387	2,491	2,677

Total Current Liabilities	93,591	76,806	82,587

LONG-TERM LIABILITIES:
Long-term borrowings (Notes 12 and 14)	5,765	3,995	4,296
Long-term guarantee deposits payable	123	—	—
Long-term lease payable (Notes 2 and 11)	240	157	169
Deferred tax liabilities (Notes 2, 6 and 20)	705	145	155
Accrued severance indemnities, net (Note 2)	2,280	1,867	2,008

Total Long-term Liabilities	9,113	6,164	6,628

Total Liabilities	102,704	82,970	89,215

COMMITMENTS AND CONTINGENCIES (Notes 2 and 24)

SHAREHOLDERS’ EQUITY:
Capital stock
Common stock - par value (Won)100 per share; issued and outstanding: 184 million shares and 184 million shares as of December 31, 2005 and 2006 (Note 15)	18,387	18,387	19,771
Capital surplus:
Additional paid-in capital (Notes 2 and 15)	130,737	130,298	140,106
Deficit:
Undisposed (Note 16)	(26,393)	(60,902)	(65,487)
Capital adjustments:
Treasury stock (Notes 2 and 17)	(2,379)	(2,379)	(2,558)
Stock options (Notes 2, 13, 15 and 26)	1,663	1,743	1,874
Other capital adjustment (Notes 2, 6 and 17)	(441)	(1,920)	(2,064)
Minority interests in equity of consolidated subsidiaries	272	—	—

Total Shareholders’ Equity	121,846	85,227	91,642

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	(Won)224,550	(Won)168,197	$180,857

See accompanying notes to consolidated financial statements.

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	In millions of Korean won, except for share and income (loss) per share data			In thousands of U.S. dollars, except for share and income (loss) per share data (Note 2) 2006
	2004	2005	2006
SALES (Notes 2, 13, 18, 22 and 23)	(Won)66,881	(Won)106,305	(Won)90,909	$97,751
COST OF SALES (Notes 2 and 13)	(51,645)	(84,958)	(81,804)	(87,961)

GROSS PROFIT	15,236	21,347	9,105	9,790
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Notes 2, 13, 19 and 24)	(22,657)	(21,475)	(23,918)	(25,718)

OPERATING LOSS (Note 23)	(7,421)	(128)	(14,813)	(15,928)

OTHER INCOME:
Interest income	1,212	2,151	2,274	2,446
Gain on disposal and valuation of trading securities	525	109	24	26
Gain on disposal of equity securities accounted for using the equity method (Note 6)	—	9,611	—	—
Foreign exchange and translation gains (Note 2)	1,300	3,428	1,587	1,706
Reversal of allowance for doubtful accounts (Note 2)	—	—	337	362
Gain on disposal of property, plant and equipment	—	11,896	14	15
Other (Notes 13 and 28)	2,187	618	379	408

	5,224	27,813	4,615	4,963

OTHER EXPENSES:
Interest expense	(1,907)	(2,075)	(2,710)	(2,914)
Donations	(1)	(39)	(301)	(323)
Foreign exchange and translation losses (Note 2)	(2,638)	(1,063)	(2,272)	(2,443)
Loss on disposal and valuation of trading securities	(165)	—	(4)	(4)
Loss on disposal and valuation of current portion of available-for-sale securities	(20)	—	—	—
Provision for other doubtful accounts (Notes 2 and 13)	(1,101)	(5,565)	(12,686)	(13,641)
Loss on collateralized assets (Notes 13 and 24)	(14,816)	(10,261)	—	—
Impairment loss of deferred development costs (Note 2)	(2,488)	—	(4,828)	(5,191)
Impairment loss of available-for-sale securities (Note 2)	(169)	—	(889)	(956)

(Continued)

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	In millions of Korean won, except for share and income (loss) per share data						In thousands of U.S. dollars, except for share and income (loss) per share data (Note 2) 2006
	2004		2005		2006
Loss on equity method investments (Note 2)		(4,468)		—		—	—
Loss on disposal of property, plant and equipment		—		(4,724)		(68)	(73)
Impairment loss of property, plant and equipment (Notes 2 and 9)		—		(1,793)		—	—
Other (Note 13)		(1,949)		(1,049)		(668)	(720)

		(29,722)		(26,569)		(24,426)	(26,265)

INCOME (LOSS) BEFORE INCOME TAX AND MINORITY INTERESTS		(31,919)		1,116		(34,624)	(37,230)

INCOME TAX EXPENSE (Notes 2 and 20)		—		—		—	—

INCOME (LOSS) BEFORE MINORITY INTERESTS		(31,919)		1,116		(34,624)	(37,230)

MINORITY INTERESTS IN NET LOSS OF CONSOLIDATED SUBSIDIARIES		265		1,284		878	944

NET INCOME (LOSS)	(Won)	(31,654)	(Won)	2,400	(Won)	(33,746)	$(36,286)

WEIGHTED AVERAGE NUMBER OF COMMON STOCK OUTSTANDING (In millions of shares) (Note 21)		178		178		183	183

INCOME (LOSS) PER SHARE (In Korean won and U.S. dollars) (Note 21)	(Won)	(178)	(Won)	13	(Won)	(184)	$(0.198)

See accompanying notes to consolidated financial statements.

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

							Capital Adjustments
(In millions of Korean won)	Common Stock		Capital Surplus		Retained Earnings (Deficit)		Treasury Stock		Stock Options		Other		Minority Interests in Equity of Consolidated Subsidiaries		Total Shareholders’ Equity
Balance, January 1, 2004	(Won)	17,919	(Won)	140,792	(Won)	2,805	(Won)	(4,344)	(Won)	713	(Won)	(1,231)	(Won)	19,938	(Won)	176,592
Net loss		—		—		(31,654)		—		—		—		—		(31,654)
Reclassification of loss on disposal of treasury stock		—		—		(113)		—		—		113		—		—
Stock compensation plans (Notes 2 and 26)		—		—		—		—		802		—		—		802
Adjustment for changes in consolidated subsidiaries		—		(12,878)		302		—		—		12,656		(19,137)		(19,057)
Increase in minority interests in equity of consolidated subsidiaries		—		—		—		—		—		—		43		43
Loss in excess of minority interests		—		—		(126)		—		—		—		—		(126)

Balance, December 31, 2004		17,919		127,914		(28,786)		(4,344)		1,515		11,538		844		126,600

(Continued)

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

				Capital Adjustments
(In millions of Korean won)	Common Stock	Capital Surplus	Retained Earnings (Deficit)	Treasury Stock	Stock Options	Other	Minority Interests in Equity of Consolidated Subsidiaries	Total Shareholders’ Equity
Net income	—	—	2,400	—	—	—	—	2,400
Conversion of convertible bonds (Notes 15)	468	2,733	—	—	—	—	—	3,201
Disposal of equity securities accounted for using the equity method (Note 6)	—	—	—	—	—	(9,688)	—	(9,688)
Treasury stock transaction (Note 17)	—	—	—	1,965	—	—	—	1,965
Loss on disposal of treasury stock (Note 17)	—	—	—	—	—	(1,445)	—	(1,445)
Stock compensation plan (Notes 2 and 26)	—	—	—	—	340	—	—	340
Increase in capital surplus relating to transfer of stock option (Note 15)	—	192	—	—	(192)	—	—	—
Changes in capital adjustment relating to valuation of available-for-sale securities (Notes 2 and 6)	—	—	—	—	—	(279)	—	(279)
Decrease in capital surplus and capital adjustment relating to additional stock transactions by consolidated subsidiaries (Note 15)	—	(102)	—	—	—	(567)	—	(669)
Loss in excess of minority interests	—	—	(7)	—	—	—	—	(7)
Decrease in minority interests in equity of consolidated subsidiaries	—	—	—	—	—	—	(572)	(572)

Balance, December 31, 2005	18,387	130,737	(26,393)	(2,379)	1,663	(441)	272	121,846

(Continued)

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

							Capital Adjustments
(In millions of Korean won)	Common Stock		Capital Surplus		Retained Earnings (Deficit)		Treasury Stock		Stock Options		Other		Minority Interests in Equity of Consolidated Subsidiaries	Total Shareholders’ Equity
Net income		—		—		(33,746)		—		—		—	—		(33,746)
Decrease in capital surplus relating to stock transaction by consolidated subsidiaries (Note 15)		—		(439)		—		—		—		—	—		(439)
Changes in capital adjustment relating to valuation of available-for-sale securities (Notes 2 and 6)		—		—		—		—		—		(1,479)	—		(1,479)
Stock compensation plan (Note 2 and 26)		—		—		—		—		80		—	—		80
Loss in excess of minority interests		—		—		(763)		—		—		—	—		(763)
Decrease in minority interests in equity of consolidated subsidiaries		—		—		—		—		—		—	(272)		(272)

Balance, December 31, 2006	(Won)	18,387	(Won)	130,298	(Won)	(60,902)	(Won)	(2,379)	(Won)	1,743	(Won)	(1,920)	(Won)—	(Won)	85,227

(Continued)

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

				Capital Adjustments
(In thousands of U.S. dollars) (Note 2)	Common Stock	Capital Surplus	Retained Earnings (Deficit)	Treasury Stock	Stock Options	Other	Minority Interests in Equity of Consolidated Subsidiaries	Total Shareholders’ Equity
Balance, December 31, 2005	$19,771	$140,577	$(28,380)	$(2,558)	$1,788	$(474)	$292	$131,016
Net income	—	—	(36,286)	—	—	—	—	(36,286)
Decrease in capital surplus relating to stock transaction by consolidated subsidiaries	—	(471)	—	—	—	—	—	(471)
Changes in capital adjustment relating to valuation of available-for-sale securities (Notes 2 and 6)	—	—	—	—	—	(1,590)	—	(1,590)
Stock compensation plan (Notes 2 and 26)	—	—	—	—	86	—	—	86
Loss in excess of minority interests	—	—	(821)	—	—	—	—	(821)
Decrease in minority interests in equity of consolidated subsidiaries	—	—	—	—	—	—	(292)	(292)

Balance, December 31, 2006	$19,771	$140,106	$(65,487)	$(2,558)	$1,874	$(2,064)	$—	$91,642

See accompanying notes to consolidated financial statements.

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	In millions of Korean won						In thousands of U.S. dollars (Note 2) 2006
	2004		2005		2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(Won)	(31,654)	(Won)	2,400	(Won)	(33,746)	$(36,286)

Expenses not involving cash payments:
Depreciation and amortization		5,731		6,689		7,054	7,585
Impairment loss of deferred development cost		2,488		—		4,828	5,191
Provision for severance indemnities		1,442		1,145		1,020	1,097
Provision for doubtful accounts		2,885		6,269		12,686	13,641
Loss on collateralized assets		14,816		10,261		—	—
Loss on valuation of inventories		1,946		565		3,169	3,408
Loss on disposal and valuation of trading securities		165		—		4	4
Loss on disposal and valuation of current portion of available-for-sale securities		20		—		—	—
Foreign currency translation loss		1,672		527		759	817
Loss on equity method investments		4,468		—		—	—
Impairment loss of available-for-sale securities		169		—		889	956
Loss on disposal of property, plant and equipment		—		4,724		68	73
Impairment loss of property, plant and equipment		—		1,793		—	—
Compensation cost related to stock options		802		339		80	86
Provision for warranty		1,913		1,509		1,150	1,236
Other		517		193		33	36

Sub-total		39,034		34,014		31,740	34,130

Income not involving cash receipts:
Foreign currency translation gain		(1,098)		(931)		(967)	(1,039)
Reversal of allowance for doubtful accounts		—		—		(337)	(362)
Gain on disposal and valuation of trading securities		(525)		(109)		—	—
Gain on disposal and valuation of current portion of available-for-sale securities		—		—		(24)	(26)
Gain on disposal of equity securities accounted for using the equity method		—		(9,611)		—	—
Gain on disposal of property, plant and equipment		—		(11,896)		(14)	(15)
Minority interests in net loss of consolidated subsidiaries		(265)		(1,284)		(878)	(944)
Other		(370)		(248)		(301)	(324)

Sub-total		(2,258)		(24,079)		(2,521)	(2,710)

Changes in assets and liabilities related to operating activities:
Accounts receivable - trade		(835)		(26,164)		17,502	18,821
Accounts receivable - other		(218)		(4,572)		1,684	1,811
Inventories		(20,144)		2,201		5,924	6,370
Accrued interest income		(398)		(446)		245	263

(Continued)

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	In millions of Korean won			In thousands of U.S. dollars (Note 2) 2006
	2004	2005	2006
Advanced payments and other current assets	2,192	(8,518)	(3,195)	(3,434)
Accounts payable - trade	6,750	8,928	(10,377)	(11,159)
Accounts payable - other	(3)	55	(805)	(866)
Advanced receipts from customers	1,063	(1,098)	1,868	2,008
Accrued expenses and other current liabilities	(1,269)	116	104	111
Payment of allowances for collateralized asset	—	—	(9,995)	(10,747)
Provision warranty payments	—	(1,017)	(1,257)	(1,352)
Severance indemnity payments	(965)	(1,436)	(1,433)	(1,541)

Sub-total	(13,827)	(31,951)	265	284

Net cash used in operating activities	(8,705)	(19,616)	(4,262)	(4,582)

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from disposal of property, plant and equipment	118	34,931	283	304
Decrease in deferred development costs	—	—	175	189
Decrease (increase) in short-term financial instruments	(23,537)	(13,152)	8,821	9,485
Decrease (increase) in long-term financial instruments	(384)	(230)	180	194
Decrease in short-term and long-term loans	806	803	1,054	1,133
Decrease in guarantee deposits	1,327	1,162	1,476	1,587
Decrease (increase) in trading securities, net	21,062	(38)	250	268
Increase in current portion of available-for-sale securities, net	(17)	—	—	—
Acquisition of property, plant and equipment	(9,872)	(5,053)	(2,260)	(2,430)
Acquisition of available-for-sale securities	—	(1,233)	(507)	(545)
Proceeds from disposal of equity securities accounted for using the equity method	—	9,010	—	—
Increase in short-term and long-term loans	(173)	(36)	(195)	(210)
Decrease (increase) in investments and other non-current assets	809	(69)	(507)	(545)
Increase in guarantee deposits	(3,627)	(1,612)	(1,690)	(1,818)
Increase in deferred development costs	(6,239)	(8,201)	(5,813)	(6,250)
Decrease in long-term guarantee deposits payable	(1,032)	(2,445)	(104)	(112)

Net cash provided by (used in) investing activities	(20,759)	13,837	1,163	1,250

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in short-term borrowings	18,775	4,348	830	893
Increase in long-term borrowings	6,561	1,382	—	—
Increase in long-term lease payable	—	353	—	—
Issuance of convertible bonds payable	3,000	—	—	—
Increase (decrease) in minority interests in equity of consolidated affiliate	9	706	(597)	(642)
Disposal of treasury stock	—	520	—	—

(Continued)

MIRAE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	In millions of Korean won						In thousands of U.S. dollars (Note 2) 2006
	2004		2005		2006
Payment of current portion of long-term debt		(1,788)		(2,404)		(791)	(850)
Payment of current portion of long-term lease payable		(461)		(193)		(73)	(79)
Payment of long-term lease payable		(861)		—		—	—
Payment of long-term borrowings		—		(5,216)		—	—
Decrease in capital surplus and other capital adjustment		—		(670)		—	—

Net cash provided by (used in) financing activities		25,235		(1,174)		(631)	(678)

NET DECREASE IN CASH AND CASH EQUIVALENTS FROM CHANGES IN CONSOLIDATED SUBSIDIARIES		(2,385)		—		—	—

NET DECREASE IN CASH AND CASH EQUIVALENTS		(6,614)		(6,953)		(3,730)	(4,010)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		21,569		14,955		8,002	8,604

CASH AND CASH EQUIVALENTS AT END OF YEAR	(Won)	14,955	(Won)	8,002	(Won)	4,272	$4,594

CASH PAID FOR INTEREST, NET OF AMOUNT CAPITALIZED	(Won)	1,882	(Won)	2,056	(Won)	2,677	$2,879

CASH PAID (REFUNDED) FOR INCOME TAXES	(Won)	(141)	(Won)	55	(Won)	63	$68

See accompanying notes to consolidated financial statements.

MIRAE CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2006 AND YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

1.	GENERAL

Mirae Corporation was incorporated in December 1990 under the laws of the Republic of Korea (“Korea”) and is currently engaged in the manufacture of semiconductor-related equipment including handlers and SMD placement systems for sale in domestic and overseas markets. Mirae Corporation is also engaged in sale of telecommunication appliance since 2005. Mirae Corporation’s common shares and American Depositary Shares (“ADSs”) are listed on the KRX (or Korea Exchange) Stock Market and the NASDAQ Global Market, respectively. Each ADS represents two shares of common stock. As of December 31, 2006, Mirae Corporation’s largest shareholder was Mr. Moon-Soul Chung, Mirae Corporation’s former president, with a shareholding of 12.18% and, including his family members, 12.90%.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed by Mirae Corporation and its subsidiaries (collectively the “Company”) in the preparation of the accompanying consolidated financial statements are summarized as follows:

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

The financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and have been made at the rate of (Won) 930.00 to US$ 1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 31, 2006. Such translations should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at the above or any other rate. Certain supplementary information included in the statutory Korean language consolidated financial statements, not required for a fair presentation of the Company’s financial position or results of operations, is not presented in the accompanying consolidated financial statements.

b.	Principles of Consolidation

The consolidated financial statements include the accounts of Mirae Corporation and controlled subsidiaries. Controlled subsidiaries include (a) majority-owned entities by Mirae Corporation (include entities whose total assets are less than (Won) 7 billion as of the prior year end) and (b) other entities where Mirae Corporation owns more than 30% of total outstanding common share and is the largest shareholder. Inter-company accounts and transactions have been eliminated in consolidation. Affiliates other than controlled subsidiaries, over which the Company exercises significant influence, are accounted for using the equity method of accounting (see Note 2(i)).

Mirae Corporation’s consolidated subsidiaries and its equity method investees as of December 31, 2006 are as follows:

	Year of establishment	Ownership percentage (%)	Remark
Mirae Online Co., Ltd. (“MOL”)	2000	65.64%	Consolidated
Korea Internet. Com. (“KIC”)	2000	87.38%	Consolidated
GLD Co., Ltd. (“GLD”)	1999	80.00%	Consolidated
Mirae America, Inc. (“Mirae America”)	2001	50.00%	Equity method
AIO Corporation (“AIO”)	1990	21.63%	Equity method
Cyber Bank Corporation (“Cyber Bank”)	1999	26.87%	Equity method

MOL was incorporated in March 2000 under the laws of Korea in order to engage in providing broadcasting program sending service and sale of broadcasting system integrated equipment. As of December 31, 2006, MOL is 65.64%-owned by Mirae Corporation.

KIC was incorporated in July 2000 under the laws of Korea as a joint venture company between the Company and internet.com Corporation, a United States corporation, in order to provide e-business related information, real-time news, and information for internet professionals on the internet. As of December 31, 2006, KIC is 87.38%-owned by Mirae Corporation.

GLD was incorporated in October 1999 under the laws of Korea in order to engage in development and sale of LCD(Liquid Crystal Display) related components and products. As of December 31, 2006, GLD is 80.00%-owned by Mirae Corporation.

Mirae America was incorporated in February 2001 under the laws of the United States of America as a joint venture company. Mirae America currently sells products manufactured by Mirae Corporation and provides after-sales services for the products. Mirae America filed for voluntary liquidation and obtained a court order approving the voluntary liquidation on June 22, 2005. Mirae America has not conducted any business since such date.

AIO Corporation was incorporated in the United States of America in 1990 in order to design, manufacture and market silicon wafer cleaning systems, track systems and ancillary equipment.

Cyber Bank was incorporated in January 1999 under the laws of Korea in order to develop and manufacture telecommunication appliances, and develop total information system and software. As of December 31, 2006, most of Cyber Bank employees except for limited number of employees in manufacturing have resigned and Cyber Bank had not performed normal operation.

c.	Use of Estimates

The preparation of consolidated financial statements, in conformity with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

d.	Adoption of Statements of Korea Accounting Standards (“SKAS”)

On January 1, 2005, the Company adopted SKAS No. 15 through No. 17. In accordance with SKAS No. 16 “Income Taxes,” deferred income tax assets and liabilities are classified into current and non-current assets and liabilities according to the classification of related assets and liabilities in the financial statements. In addition, through 2004, tax effects of temporary differences related to capital adjustments were excluded in determining the deferred tax assets or liabilities. Effective January 1, 2005, such tax effects of temporary differences are included in determining the deferred tax assets or liabilities, pursuant to adoption of SKAS No. 16 “Income Taxes”. Accordingly, adjustments made directly to capital adjustments, which result in temporary differences, are recorded net of related tax effects. As a result, the changes above increased total liabilities as of December 31, 2005 by Won 705 million (tax effect for gain on valuation of available-for-sale securities of Won 2,565 million) and decreased total shareholders’ equity as of December 31, 2005 by the same amount. Such adoption, however, did not have an effect on consolidated operating loss and net income of the Company for the year ended December 31, 2005.

On January 1, 2006, the Company adopted SKAS No. 18 “Interests in Joint Ventures,” No. 19 “Leases” and No. 20 “Related Party Disclosures,” which are effective from the fiscal year beginning after December 31, 2005. Such adoptions of new SKAS did not have an effect on the consolidated financial position of the Company as of December 31, 2006 or consolidated operating loss and net loss of the Company for the year ended December 31, 2006.

SKAS No. 11 and SKAS No. 21 through No. 24 are effective for the fiscal years beginning after December 31, 2006. The adoption of such accounting standards will not have an effect on the financial position and the operating income (loss) and net income (loss) of the Company. Details of primary change due to such adoption of SKAS are as follows:

Pursuant to adoption of SKAS No. 21 “Preparation and Presentation of Financial Statements,” unrealized gain/loss on available-for-sale securities, equity in capital adjustments of affiliates and gain/loss on valuation of derivative instruments, which were classified as capital adjustments through 2006, will be classified as accumulated other comprehensive income.

e.	Revenue Recognition

Product sales are recognized upon final customer acceptance and passage of legal title and service revenue is recognized when the related service has been rendered. Final customer acceptance and passage of legal title first require the completion of installation and final calibration of the products within customer’s production line, which typically occurs between one month and one year after product delivery. Amounts received on products where delivery has occurred but final customer acceptance and passage of legal title have not yet occurred are recorded as advanced receipts from customers in the current liabilities.

f.	Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

The changes in allowance for doubtful accounts balances for the years ended December 31, 2005 and 2006 are as follows (in millions of Korean won):

	2005		2006
(Allowance for doubtful accounts receivable - trade)

Beginning balance	(Won)	17,873	(Won)	16,278
Provision (charged to selling, general and administrative expenses)		704		—
Reversal of allowance for doubtful accounts		—		(337)
Offset against uncollectible trade receivables		(2,299)		(793)
Other		—		(228)

Ending balance	(Won)	16,278	(Won)	14,920

	2005		2006
(Allowance for doubtful advanced payments, long-term loans and other)

Beginning balance	(Won)	10,600	(Won)	15,630
Provision (charged to other expenses)		5,565		12,686
Transfer from allowance for loss on collateralized assets		—		8,000
Offset against uncollectible advanced payments, long-term loans and other		(535)		—
Other		—		311

Ending balance	(Won)	15,630	(Won)	36,627

g.	Inventories

Inventories are stated at the lower of cost which is determined using the weighted average cost method (the specific identification method for inventories-in-transit) or market value which is deemed to be net realizable value for finished goods, merchandise and work in-progress and replacement cost for raw materials. The Company maintains perpetual inventory systems, which are adjusted to physical inventory counts performed at the year end. When the market value of inventories is less than the acquisition cost, carrying amount is reduced to the market value and any difference is charged to current operations as cost of sales. Valuation loss of (Won) 1,946 million, (Won) 565 million and (Won) 3,169 million was recorded for the years ended December 31, 2004, 2005 and 2006, respectively.

h.	Securities (Except for securities accounted for using the equity method of accounting)

Debt and equity securities are initially recorded at their acquisition costs (fair value of consideration paid) including incidental cost incurred in connection with acquisition of the related securities, determined using the weighted average method and classified into trading, available-for-sale and held-to-maturity securities depending on the acquisition purpose and nature. The Company’s accounting for trading securities, held-to-maturity securities and available-for-sale securities, except for the equity securities accounted for using the equity method of accounting are as follows:

i)	Trading Securities

Debt and equity securities bought and held for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at their fair value and valuation gains or losses from trading securities are recorded in current operations.

ii)	Held-to-maturity Securities

Held-to-maturity securities are presented at acquisition cost and related premiums or discounts are amortized or accreted, respectively. The Company recognizes write-downs resulting from declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded in current operations as an impairment loss of investment securities.

iii)	Available-for-sale Securities

Debt and equity securities that do not fall under the classifications of trading or held-to-maturity securities are categorized as available-for-sale securities in the non-current asset section. However, if an available-for-sale security matures or is certain to be disposed of within one year from the balance sheet date, it is presented as a current asset.

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

In connection with this policy, the Company recorded impairment losses of (Won) 169 million, nil and (Won) 889 million for the years ended December 31, 2004, 2005 and 2006, respectively.

i.	Equity Securities Accounted for Using the Equity Method of Accounting

Investments in equity securities of affiliated companies, over which the Company has a 20% or more direct and indirect ownership interest and/or the ability to exercise significant influence, are reported using the equity method of accounting. Such investments are initially carried at acquisition cost including incidental cost incurred in connection with acquisition of the related securities, determined using the weighted average method. Under the equity method of accounting, the Company records changes in its proportionate equity of the book value of the investee as current operations, capital adjustments or adjustments to retained earnings, depending on the nature of the underlying changes in the investee.

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

Under the equity method of accounting, the Company does not record its share of losses of an affiliate when such losses would make the Company’s investment in such entity less than zero. If the Company holds long-term investments such as preferred stock issued by or long-term debt (including loans and excluding collectible receivables) due from the affiliate, the Company’s share of loss of the affiliate is continuously recorded until such investment is also reduced to zero.

j.	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized. Expenditures for repairs and maintenance are charged to current operations as incurred.

Depreciation is computed using the declining balance or straight-line methods over the estimated economic useful lives (four to sixty years) of the related assets.

Interest expenses and other financing charges for borrowings related to the manufacture or construction of property and equipment are charged to current operations as incurred.

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

When the recoverable amount is significantly less than the carrying value of deferred development costs, the difference between the recoverable amount and the carrying value is recorded as impairment loss in the current operations. The Company recorded impairment loss of deferred development costs of (Won) 2,488 million, nil and (Won) 4,828 million for the years ended December 31, 2004, 2005 and 2006, respectively.

Expenditures on research and development activities for the years ended December 31, 2004, 2005 and 2006 are as follows (in millions of Korean won):

	2004		2005		2006		Account name
Research expenses	(Won)	880	(Won)	216	(Won)	321	Selling, general and administrative expenses
Ordinary development expenses		3,269		4,280		6,177	Cost of sales
Deferred development costs		6,238		8,201		5,813	Intangible assets

	(Won)	10,387	(Won)	12,697	(Won)	12,311

Changes in deferred development costs for the years ended December 31, 2005 and 2006 are as follows (in millions of Korean won):

	2005		2006
Beginning balance	(Won)	6,179	(Won)	13,609
Incurred		8,201		5,813
Transfer		—		(86)
Amortized		(771)		(1,770)
Disposal		—		(175)
Impairment loss		—		(4,828)

Ending balance	(Won)	13,609	(Won)	12,563

l.	Other Intangible Assets

Other intangible assets are stated at cost, less amortization, computed using the straight-line method over five to ten years.

Changes in other intangible assets for the years ended December 31, 2005 and 2006 are as follows (in millions of Korean won):

	2005		2006
Beginning balance	(Won)	1,670	(Won)	1,963
Incurred		654		513
Amortized		(361)		(418)

Ending balance	(Won)	1,963	(Won)	2,058

m.	Stock Issuance Costs

Stock issuance costs are directly deducted to shareholders’ equity.

n.	Accounting for Impairment

When the book value of an asset exceeds its estimated recoverable value, which is the greater of the net realizable value or use value of the asset, due to obsolescence, physical damage or a decline in fair value, the asset is recorded at its reduced value and the resulting impairment loss is charged to current operations. In subsequent periods, if the recoverable value exceeds the adjusted book value of the asset, the recovery of previously recognized losses is recognized as a gain in subsequent periods until the net realizable value equals the original book value of the asset.

o.	Provisions, Contingent Liabilities and Contingent Assets

The Company recognizes a provision when i) it has a present obligation as a result of a past event, ii) it is probable that a disbursement of economic resources will be required to settle the obligation, and iii) a reliable estimate can be made of the amount of the obligation (see Note 24). When a possible range of loss in connection with a probable loss contingency as of the balance sheet date is estimable with reasonable certainty, and some amount within that range appears at the time to be a better estimate than any other amount within the range, the Company accrues such amount. When no amount within the range appears to be a better estimate than any other amount, the minimum amount in that range is recorded.

The Company does not recognize the following contingent obligations as liabilities ;

•	Possible obligations related to past events, for which the existence of a liability can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.

•

Present obligations arising out of past events or transactions, for which i) a disbursement of economic resources to fulfill such obligations is not probable or ii) a disbursement of economic resources is probable, but the related amount cannot be reasonably estimated.

In addition, the Company does not recognize potential assets related to past events or transactions, for which the existence of an asset or future benefit can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.

p.	Accrued Severance Indemnities

In accordance with the policies of the Company, all employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

Changes in accrued severance indemnities for the years ended December 31, 2005 and 2006 are as follows (in millions of Korean won):

	2005		2006
Beginning balance	(Won)	2,571	(Won)	2,280
Provision		1,145		1,020
Payments		(1,436)		(1,433)

Ending Balance	(Won)	2,280	(Won)	1,867

In addition, the Company expects to pay the following future benefits for the next 10 years to their employees upon its normal retirement age as follows (in millions of Korean won):

Year ending December 31,	Amounts
2007	(Won)	312
2008		74
2009		198
2010		74
2011		74
2012 ~ 2016		484

Total	(Won)	1,216

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

q.	Treasury Stock

Treasury stock is shown separately as a capital adjustment item within shareholders’ equity. Gain on sales of treasury stock is credited to capital surplus, and loss is charged against either capital surplus arising from previous treasury stock transactions or against retained earnings.

r.	Costs for Product Warranties

The estimated warranty costs are accrued at the time of sale based on historical experience and expected future costs.

s.	Income Tax

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

t.	Accounting for Foreign Currency Transactions

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated in the accompanying consolidated financial statements at the Base Rates announced by Seoul Money Brokerage Service, Ltd. on the balance sheet dates, which, for U.S. dollars, were (Won) 1,013.00=US$ 1.00 and (Won) 929.60=US$ 1.00, at December 31, 2005 and 2006, respectively. The resulting gains and losses arising from the translation or settlement of such assets and liabilities are included in current operations.

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

Whether a lease is a finance lease or an operating lease depends on the substance of the transaction rather than the form of the contract. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership and all other leases are classified as an operating lease.

If a lease generally meets any one of the following criteria, it is accounted for as a finance lease:

i)	the lease transfers ownership of the asset to the lessee by the end of the lease term;

ii)	the lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date that the option becomes exercisable and the exercise of the option is reasonably certain;

iii)	the lease term is for the major part (more than 75%) of the economic life of the asset even if the title is not transferred;

iv)	at the inception of the lease the present value of the minimum lease payments amounts to at least substantially all (more than 90%) of the fair value of the leased asset; or

v)	the leased assets are of such a specialized nature that only the lessee can use them without major modifications.

x.	Derivative Instruments

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

3.	TRADING SECURITIES

Trading securities as of December 31, 2005 and 2006 are as follows (in millions of Korean won):

	Cost		Gross unrealized gains		Gross unrealized losses		Fair value (book value)
At December 31, 2005:
Debt securities	(Won)	280	(Won)	15	(Won)	—	(Won)	295

At December 31, 2006:
Debt securities	(Won)	42	(Won)	24	(Won)	—	(Won)	66

Gross proceeds from the sale of trading securities were (Won) 21,603 million, (Won) 20,913 million and (Won) 4,261 million for the years ended December 31, 2004, 2005 and 2006, respectively. The net realized gains (losses) arising from such sales were (Won) (2,732) million, (Won) 151 million and (Won) 11 million for the years ended December 31, 2004, 2005 and 2006, respectively.

4.	INVENTORIES

Inventories as of December 31, 2005 and 2006 are as follows (in millions of Korean won):

	2005		2006
Merchandise	(Won)	71	(Won)	1,955
Finished goods		11,625		8,586
Work in-process		7,153		5,031
Raw materials		5,260		2,179
Inventories in-transit		352		432

Total		24,461		18,183

Less valuation allowance :
Merchandise		—		(1,336)
Finished goods		(462)		(1,833)
Work in-process		—		—
Raw materials		—		—
Inventories in-transit		—		—

Total		(462)		(3,169)

Net	(Won)	23,999	(Won)	15,014

5.	RESTRICTED DEPOSITS

Restricted deposits as of December 31, 2005 and 2006 are as follows (in millions of Korean won):

	2005		2006		Remark
Short-term financial instruments	(Won)	20,018	(Won)	20,174	Collateral for borrowings
”		23,000		15,010	Collateral for Cyber Bank’s borrowings
”		2,760		2,979	Collateral of letters of credit
Long-term financial instruments		700		464	Collateral for borrowings
”		193		67	Guarantee for checking accounts

Total	(Won)	46,671	(Won)	38,694

6.	AVAILABLE-FOR-SALE SECURITIES

Available-for-sale securities as of December 31, 2005 and 2006 are as follows (in millions of Korean won):

	Number of shares	Ownership percentage (%)	Acquisition cost		Book value				Net asset value or fair value
	2006	2006	2006		2005		2006		2006
(Available-for-sale securities in equity securities of listed company)
SoftForum (note a)	230,810	3.90%	(Won)	604	(Won)	2,405	(Won)	872	(Won)	872

(Available-for-sale securities in equity securities of non-listed companies)
Hands on Mobile (Formerly MFORMA, note b)	467,870	2.12%		1,233		1,233		478		312
On-net Corporation (note b)	800,280	14.39%		795		459		459		636
Intro System (note b)	27,296	15.16%		500		—		—		—
JIT Corporation (note b)	167,690	3.65%		100		—		—		—
Nara Vision (note b)	722,000	17.43%		3,500		151		151		233
NetThru (note b)	17,760	9.87%		296		24		24		135
Infinity Telecom (note b)	36,064	16.70%		500		62		—		—
Korea Technology Transfer Center (note c)	—	8.40%		1,500		1,500		1,500		1,294
TeleFree (note b)	72,000	2.57%		504		62		—		—
Streambox Korea (note b)	150,000	5.11%		1,500		—		—		—
NeoBill Co., Ltd. (note b)	11,250	1.84%		225		—		—		—
Mobens Co., Ltd. (note b)	1,000,000	15.09%		1,000		—		—		—
Mirae (Hong Kong) Co., Ltd.	99	99.00%		2		2		2		2
Linxtek (note b)	5,600	1.22%		28		—		—		—
Seoul Venture (note b)	15,934	5.69%		80		—		—		—
EON Group (note b)	2,655	1.33%		13		—		—		—
CAMIS Co., Ltd. (note b)	20,000	0.26%		10		10		—		—
YESS World Inc. (note c)	4,000	0.72%		20		20		20		12
Sunwoo Information System (note b)	2,000	1.00%		10		—		—		—
Dabonet Co., Ltd. (note c)	1,600	0.79%		8		8		8		9
Digital Photo Corp. (note c)	10,232	0.93%		5		5		5		17
Telinker (note b)	44,776	0.75%		22		6		6		6

Sub-total				11,851		3,542		2,653		2,656

(Available-for-sale securities in debt securities)
Public Bonds				30		30		30		30
Cen21 Co., Ltd. (note b)				250		—		—		—
Mobens Co., Ltd. (note b)				1,000		—		—		—

Sub-total				1,280		30		30		30

Total			(Won)	13,735	(Won)	5,977	(Won)	3,556	(Won)	3,558

(note a)

On March 24, 2005, the Company sold 2,726,800 shares out of 3,328,840 shares of SoftForum held by the Company for (Won) 9,010 million to a third party and the Company’s ownership percentage decreased to 7.51%. As a result, the investment in SoftForum was reclassified to available-for-sale securities during the year ended December 31, 2005. Upon disposal, the Company eliminated the proportional capital adjustment applicable to the shares disposed totaling (Won) 9,688 million and recorded a gain on disposal of equity securities accounted for using the equity method of (Won) 9,599 million.

In 2005, the remaining 602,040 shares were reduced to 150,510 shares upon capital reduction by SoftForum. In 2006, the Company acquired 80,300 shares of SoftForum but did not acquire proportional shares issued by SoftForum. This resulted in 3.9% ownership as of December 31, 2006.

The changes in unrealized gains (losses) on valuation of available-for-sale securities for the years ended December 31, 2005 and 2006 are as follows (in millions of Korean won) :

	Beginning balance		Increase (Decrease)		Realized		Income tax effect		Ending balance
For the year ended December 31, 2005:
SoftForum	(Won)	11,827	(Won)	426	(Won)	(9,688)	(Won)	(705)	(Won)	1,860

For the year ended December 31, 2006:
SoftForum	(Won)	1,860	(Won)	(2,039)	(Won)	—	(Won)	560	(Won)	381

(note b)	The carrying values of investments were adjusted to the relevant net asset value of each investee or fully written down where the decline in net asset value is not deemed to be temporary.
(note c)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost.

Information with respect to available-for-sale debt securities at December 31, 2005 and 2006 is as follows (in millions of Korean won):

	Cost (amortized cost)		Gross unrealized gains		Gross unrealized losses		Impairment losses		Fair Value (book value)
At December 31, 2005:
Debt securities	(Won)	1,280	(Won)	—	(Won)	—	(Won)	1,250	(Won)	30

At December 31, 2006:
Debt securities	(Won)	1,280	(Won)	—	(Won)	—	(Won)	1,250	(Won)	30

The aggregate carrying amount of the Company’s cost method investments at December 31, 2006 totaled (Won) 2,653 million and were not evaluated for impairment because (a) the Company did not estimate the fair value of those investments and (b) the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments.

7.	EQUITY METHOD INVESTMENTS

Equity method investments as of December 31, 2005 and 2006 are as follows (in millions of Korean won):

	Number of shares	Ownership percentage (%)	Acquisition cost		Book value				Net asset value
	2006	2006	2006		2005		2006		2006
Mirae America (note a)	10,000,000	50.00%	(Won)	126	(Won)	—	(Won)	—	(Won)	—
AIO Corporation preferred stock (note b)	304,000	21.63%		3,513		—		—		—
Cyber Bank (note c)	3,900,000	26.87%		11,750		—		—		—

Total			(Won)	15,389	(Won)	—	(Won)	—	(Won)	—

(note a)	As of December 31, 2005 and 2006, Mirae America has a net equity deficit and filed for voluntary liquidation.
(note b)	The carrying value was fully written down in 2001 since the Company’s management believes that there is uncertainty relating to AIO Corporation’s ability to continue as a going concern and the recoverability of the carrying value was remote.
(note c)	From 2003, the investment in Cyber Bank was accounted for using the equity method as the Company acquired additional common shares of Cyber Bank for the year ended December 31, 2003 and the ownership percentage in Cyber Bank increased to 28.24%, including the investment made by SoftForum of 1.46% as of December 31, 2003. However, the ownership percentage as of December 31, 2004 decreased to 26.87% due to the exclusion of SoftForum from consolidation. In addition, Cyber Bank has a net equity deficit as of December 31, 2005 and 2006. In addition, as of December 31, 2006, most of Cyber Bank employees except for limited number of employees in manufacturing have resigned and Cyber Bank had not performed normal operation.

Unrecognized equity loss of Cyber Bank due to cease of adoption of equity method are as follows (in millions of Korean won) :

	2006		Previous 2005		Total
Cyber Bank	(Won)	4,340	(Won)	11,704	(Won)	16,044

The condensed financial information of Cyber Bank as of and for the year ended December 31, 2006 is as follows (in millions of Korean won) :

	Total assets		Total liabilities		Revenue		Net loss
Cyber Bank	(Won)	5,427	(Won)	64,333	(Won)	20,610	(Won)	16,153

8.	SHORT-TERM AND LONG-TERM LOANS TO EMPLOYEES

Short-term and long-term loans to employees as of December 31, 2005 and 2006 are (Won) 751 million and (Won) 262 million, respectively.

9.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2005 and 2006 are as follows (in millions of Korean won):

	Useful lives (years)	2005		2006
Land	—	(Won)	8,890	(Won)	8,900
Buildings and structures	5 ~ 60		32,689		32,716
Machinery	4 ~ 10		12,315		14,797
Vehicles	5 ~ 6		829		830
Tools, furniture and fixtures	4 ~ 10		32,140		27,866
Construction in-progress	—		3,691		26

Total			90,554		85,135
Less accumulated depreciation			(41,633)		(41,228)

Net		(Won)	48,921	(Won)	43,907

Changes in net book value of property, plant and equipment for the years ended December 31, 2005 and 2006 are as follows (in millions of Korean won):

	Land		Building and structures		Machinery		Vehicles		Tools, furniture and fixtures		Construction in-progress		Total
January 1, 2005	(Won)	15,375	(Won)	47,715	(Won)	3,685	(Won)	355	(Won)	4,268	(Won)	6,496	(Won)	77,894
Purchases		—		43		952		8		2,068		1,982		5,053
Disposals		(6,485)		(21,244)		—		(24)		(6)		—		(27,759)
Transfer (note a)		—		422		5,257		—		189		(4,786)		1,082
Depreciation		—		(978)		(2,049)		(127)		(2,402)		—		(5,556)
Impairment loss		—		—		(1,788)		—		(5)		—		(1,793)

December 31, 2005	(Won)	8,890	(Won)	25,958	(Won)	6,057	(Won)	212	(Won)	4,112	(Won)	3,692	(Won)	48,921
Purchases		10		27		504		19		1,194		506		2,260
Disposals		—		—		(25)		—		(312)		—		(337)
Transfer		—		—		2,062		—		38		(4,172)		(2,072)
Depreciation		—		(870)		(2,055)		(86)		(1,854)		—		(4,865)

December 31, 2006	(Won)	8,900	(Won)	25,115	(Won)	6,543	(Won)	145	(Won)	3,178	(Won)	26	(Won)	43,907

(note a)	MOL reclassified certain portion of inventories to machinery and tools, furniture and fixtures amounting to (Won) 1,082 million due to change in purpose and nature in 2005.

The Korean government’s declared standard value of land owned by the Company compared to its book value as of December 31, 2005 and 2006 is as follows (in millions of Korean won):

	2005		2006
Standard value	(Won)	12,068	(Won)	13,991
Book value		8,890		8,900

As of December 31, 2006, certain portions of the Company’s land and buildings are pledged as collateral for the Company’s short-term borrowings and long-term borrowings up to (Won) 8,000 million with Korea Exchange Bank and (Won) 32,147 million (including US$ 24,900 thousand) with Korea Development Bank.

10.	SHORT-TERM BORROWINGS

Short-term borrowings as of December 31, 2005 and 2006 are as follows (in millions of Korean won):

Lender	Annual interest rate (%)	2005		2006
Korea Exchange Bank	1.00 ~ 7.69	(Won)	8,729	(Won)	8,568
Korea Development Bank	2.19 ~ 6.67		27,010		29,029
Shinhan Bank	4.47 ~ 7.11		6,715		5,716

Total		(Won)	42,454	(Won)	43,313

11.	LEASED PROPERTY AND LIABILITIES UNDER CAPITAL LEASES

Lease payables as of December 31, 2005 and 2006 are as follows (in millions of Korean won):

Leasing company	2005		2006
GE Capital Co.	(Won)	320	(Won)	247
Less: payable within 1 year		(80)		(90)

Long-term portion	(Won)	240	(Won)	157

Leased property under capital leases as of December 31, 2005 and 2006 are as follows (in millions of Korean won):

Tools, furniture and fixtures	2005		2006
Acquisition cost	(Won)	353	(Won)	353
Accumulated depreciation		(35)		(106)

Net book value	(Won)	318	(Won)	247

12.	LONG-TERM BORROWINGS

Long-term borrowings denominated in Korean won as of December 31, 2005 and 2006 are as follows (in millions of Korean won):

Lender	Annual interest rate (%)	2005		2006
Korea Exchange Bank	3.03%	(Won)	333	(Won)	167
Less current portion			(166)		(167)

Total		(Won)	167	(Won)	—

Long-term borrowings denominated in foreign currency as of December 31, 2005 and 2006 are as follows (in thousands of U.S. dollars):

Lender	Annual interest rate (%)	2005		2006
Korea Development Bank	7.91%~8.11%	US$	6,142	US$	5,526
Less current portion			(615)		(1,228)

Total		US$	5,527	US$	4,298

Current portion of equivalent in Korean won		(Won)	625	(Won)	1,141

Long-term portion of equivalent in Korean won		(Won)	5,598	(Won)	3,995

The future maturities of long-term borrowings at December 31, 2006 are as follows (in millions of Korean won and thousands of U.S. dollars):

Year ending December 31,	Long-term borrowings in Korean won		Long-term borrowings in foreign currency		Equivalent in Korean won		Total
2007	(Won)	167	US$	1,228	(Won)	1,141	(Won)	1,308
2008		—		1,228		1,141		1,141
2009		—		1,228		1,141		1,141
2010		—		1,228		1,141		1,141
2011 and after		—		614		572		572

Total	(Won)	167	US$	5,526	(Won)	5,136	(Won)	5,303

13.	RELATED PARTY TRANSACTIONS

Detailed related party transactions for the years ended December 31, 2004, 2005 and 2006 and account balances as of December 31, 2005 and 2006 are as follows (in millions of Korean won):

(1) Transactions with affiliates which are accounted for using the equity method

	2004		2005		2006
Sales to:
Mirae America	(Won)	1,351	(Won)	17	(Won)	—
Cyber Bank		530		227		95

Total		1,881		244		95

Purchase from Cyber Bank		5,074		12,194		10,247

Other income (expense) from (to):
Mirae America		(135)		—		—
Cyber Bank		15		11		194

Total		(120)		11		194

Acquisition of available-for-sale securities from Cyber Bank		—		1,233		—

(2) Account balances with affiliates, which are accounted for using the equity method

	2005		2006
(Assets)
Accounts receivable – trade from Cyber Bank	(Won)	5,178	(Won)	5,276

Accounts receivable - other from Cyber Bank		5,583		14,078

Advanced payments to Cyber Bank		8,885		12,544

Total	(Won)	19,646	(Won)	31,898

(3) Transactions with other related parties

	2004		2005		2006
Sales to Mirae Hong Kong	(Won)	1,143	(Won)	3,270	(Won)	562

Other expense to MR Tech		33		—		—

In 2005, MR Tech became non-related party due to the disposal of investments in SoftForum.

(4) Account balances with other related parties

	2005		2006
(Assets)
Accounts receivable - trade from Mirae Hong Kong	(Won)	2,792	(Won)	1,637

(5) Collateral Provided for the Related Parties

As of December 31, 2006, the Company provided collateral for its related parties as follows (in millions of Korean won):

Company	Assets pledged	Amount		Remark
Cyber Bank	Short-term financial instruments	(Won)	15,010	Repayment of borrowings

For the years ended December 31, 2005 and 2006, the Company provided allowance for loss on collateralized assets totaling (Won) 8,184 million and nil, respectively, in connection with the collateral provided for Cyber Bank.

As of December 31, 2005, short-term financial instruments amounting to (Won) 23,000 million were pledged as collateral for Cyber Bank. In addition, the Company made a payment of (Won) 8,000 million and (Won) 15,000 million to Cyber Bank’s banks on behalf of Cyber Bank on December 20, 2006 and January 3, 2007, respectively. After that no additional collateral was provided by the Company and accordingly, as of the current date there are no outstanding collateral provided by the Company.

In addition, as of December 31, 2006, allowance for doubtful accounts receivable – trade from Cyber Bank, allowance for doubtful accounts receivable – other from Cyber Bank and advanced payments to Cyber Bank amounted to (Won) 5,276 million, (Won) 14,078 million and (Won) 12,544 million, respectively.

For the year ended December 31, 2006, the Company provided bad debt expense for accounts receivable – trade from Cyber Bank, other bad debt expense for accounts receivable – other from Cyber Bank and other bad debt expense for advanced payment to Cyber Bank totaling (Won) 99 million, (Won) 495 million and (Won) 12,455 million, respectively.

(6) Compensation for the Key Management

The Company considers registered directors who have substantial roles and responsibility for planning, operating, and controlling of the business as key management, and the considerations given to the key management for the year ended December 31, 2006 are as follows (in millions of Korean won):

	For the year ended December 31, 2006
Payee	Payroll		Severance indemnities		Other		Total

6 registered directors (including outside directors)	(Won)	706	(Won)	37	(Won)	15	(Won)	758

In addition, on March 24, 2001, the Company granted stock options to its two key members of the management, representing 148,440 shares at an exercise price of (Won) 1,379 per share. The stock options fully vested after three years from the date of grant and are exercisable for five years upon vesting. Upon exercise of stock options, the Company will issue its common stock or deliver treasury stock.

14.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The details of monetary assets and liabilities denominated in foreign currencies as of December 31, 2005 and 2006 are as follows (in millions of Korean won, thousands of U.S. dollars, Euros, and Japanese yens):

	Foreign currencies
	2005		2006
Cash and cash equivalents	US$	2,462	US$	2,326
”		¥—		¥7,047
Short-term financial instruments	US$	—	US$	300
Accounts receivable – trade	US$	26,057	US$	19,790
”		¥994		¥994
”	EUR	623	EUR	1,410
Accounts receivable – other	US$	237	US$	200
Accounts payable – trade	US$	1	US$	—
”		¥29,856		¥29,673
Accounts payable – other	US$	65	US$	220
Short-term borrowings	US$	1,002	US$	17
”		¥1,079,366		¥1,103,396
Current portion of long-term borrowings	US$	615	US$	1,228
Long-term borrowings	US$	5,527	US$	4,298

	Korean won equivalent
	2005		2006
Cash and cash equivalents	(Won)	2,494	(Won)	2,162
”		—		55
Short-term financial instruments		—		279
Accounts receivable – trade		26,395		18,397
”		9		8
”		748		1,723
Accounts receivable – other		240		186
Accounts payable – trade		1		—
”		257		232
Accounts payable – other		66		205
Short-term borrowings		1,015		16
”		9,281		8,627
Current portion of long-term debt		625		1,141
Long-term borrowings		5,598		3,995

15.	CAPITAL STOCK AND CAPITAL SURPLUS

The Company’s capital stock consists entirely of common stock. The par value and the number of shares authorized, issued and outstanding as of December 31, 2005 and 2006 are as follows:

	2005		2006
Par value (in Korean won)	(Won)	100	(Won)	100
Authorized shares		351,000,000		351,000,000
Issued shares		183,873,500		183,873,500
Outstanding shares, net of treasury stock		183,066,161		183,066,161

Changes in capital stock and additional paid-in capital in 2005 and 2006 are as follows (in millions of Korean won except for share data):

	Numbers of shares issued	Capital stock		Additional paid-in capital
At January 1, 2005	179,186,000	(Won)	17,919	(Won)	127,914
Conversion of convertible bonds payable (note a)	4,687,500		468		2,733
Increase in capital surplus relating to transfer of stock compensation plan (note b)	—		—		192
Decrease in capital surplus relating to additional stock transactions by consolidated subsidiaries (note c)	—		—		(102)

At December 31, 2005	183,873,500		18,387		130,737
Decrease in capital surplus relating to stock transactions by consolidated subsidiaries (note d)	—		—		(439)

At December 31, 2006	183,873,500	(Won)	18,387	(Won)	130,298

(note a)	Convertible bonds payable is converted to common stock at (Won) 640 per share on December 26, 2005. As a result, the Company’s common stock increased by 4,687,500 shares.
(note b)	The Company transferred (Won) 192 million of stock option recorded as capital adjustment to additional paid-in capital due to cancellation after agreed service period.
(note c)	MOL issued 400,000 additional shares for (Won) 5,000 per share to the Company in July 2005. As a result of such issuance, the Company’s equity ownership in MOL increased from 67.47% to 70.85% and the Company’s investment cost exceeding its proportionate share of net asset value of (Won) 102 million was deducted from additional paid-in capital.
(note d)	The Company’s investment cost exceeding its proportionate share of net asset value of (Won) 439 million resulted from MOL’s stock issuance and reduction was deducted from additional paid-in capital.

16.	DEFICIT

Changes in undisposed deficit for the years ended December 31, 2005 and 2006 are as follows (in millions of Korean won):

	2005		2006
Undisposed deficit at beginning of the year	(Won)	28,786	(Won)	26,393
Changes in undisposed deficit:
Losses in excess of minority interests		7		763
Net loss (income)		(2,400)		33,746

Undisposed deficit to be carried forward to the following year	(Won)	26,393	(Won)	60,902

17.	TREASURY STOCK

As of December 31, 2006, the Company holds 807,339 shares of treasury stock (book value: (Won) 2,379 million) purchased in order to stabilize the market price of its stock. For the year ended December 31, 2005, the Company sold 666,800 shares for (Won) 520 million and a loss on disposal of treasury stock amounting to (Won) 1,445 million was deducted from other capital adjustments. Changes in treasury stock for the years ended December 31, 2005 and 2006 are as follows (in millions of Korean won except for share data):

	Number of treasury stock	Carrying amount
At December 31, 2004	1,474,139	(Won)	4,344
Disposal of treasury stock	(666,800)		(1,965)

At December 31, 2005 and 2006	807,339	(Won)	2,379

The Company intends to sell its treasury stock in the market in the future. No dividends will be paid on treasury stock.

18.	SALES

Details of sales for the years ended December 31, 2004, 2005 and 2006 are as follows (in millions of Korean won):

	2004		2005		2006
Handlers and components	(Won)	33,523	(Won)	50,383	(Won)	58,191
SMD placement systems		24,299		33,458		15,003
Telecommunication appliance (note a)		—		13,563		10,000
Others		9,059		8,901		7,715

	(Won)	66,881	(Won)	106,305	(Won)	90,909

(note a)	The Company started telecommunication appliance sales business in 2005.

19.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The details of selling, general and administrative expenses for the years ended December 31, 2004, 2005 and 2006 are as follows (in millions of Korean won):

	2004		2005		2006
Salaries	(Won)	7,137	(Won)	7,527	(Won)	8,164
Commissions		3,356		3,606		5,685
Travel		879		1,087		1,162
Depreciation		1,785		1,757		1,648
Entertainment		536		551		601
Advertising		976		583		464
Research and development		880		216		321
Product warranty		1,912		1,509		1,150
Bad debts		1,784		704		—
Other		3,412		3,935		4,723

	(Won)	22,657	(Won)	21,475	(Won)	23,918

20.	INCOME TAX

The following is the reconciliation between financial accounting income and taxable income, together with a computation of income tax for the years ended December 31, 2004, 2005 and 2006 (in millions of Korean won):

	2004		2005		2006
Income (loss) before income tax and minority interests	(Won)	(31,919)	(Won)	1,116	(Won)	(34,624)
Additions (deductions):
Provision for severance indemnities		272		(175)		(215)
Loss from valuation of inventories		(10,465)		368		1,625
Entertainment expenses		260		445		503
Accrued interest income		(388)		(457)		245
Gain (loss) on valuation of trading securities		396		(233)		21
Net loss (income) of consolidated affiliate		(172)		(533)		31
Provision for doubtful accounts		16,891		14,035		9,342
Depreciation		—		840		(153)
Impairment loss of deferred development costs		(403)		—		—
Available-for-sale securities		169		—		1,501
Loss on equity method investments		5,826		1,529		(8,114)
Provision for product warranties		—		1,485		(107)
Loss on disposal of treasury stock		—		(1,445)		—
Other		581		421		1,179

Total		(18,952)		17,396		(28,766)
Utilization of cumulative operating loss carryforwards		—		(17,396)		—

Net taxable income (note a)		—		—		—

Corporate income taxes at statutory Korean corporate income tax rates of 25% (note b)		—		—		—
Tax credit for technology and human resource development and capital investments		—		—		—

Corporate income tax		—		—		—
Resident surtax		—		—		—

Total income tax expense	(Won)	—	(Won)	—	(Won)	—

(note a)	In Korea, there is no tax payment system based on consolidated taxable income (or loss). Mirae and its respective subsidiaries do not have net taxable income due to the net operating loss or utilization of cumulative operating loss carryforwards for the years ended December 31, 2004, 2005 and 2006.
(note b)	Pursuant to the revision in the Korean Corporate Income Tax Law, statutory corporate income tax rate is changed from current 27% to 25%, effective January 1, 2005.

There was no provision for income tax for the years ended December 31, 2004, 2005 and 2006.

The difference between income tax expense computed using the statutory income tax rate and the recorded income tax expense for the years ended December 31, 2004, 2005 and 2006 is attributable to the following (in millions of Korean won):

	2004		2005		2006
Income tax expense (benefit) at statutory income tax rate of 25%	(Won)	(8,618)	(Won)	279	(Won)	(8,656)
Resident surtax		(862)		28		(866)
Tax effect of permanent differences		249		(159)		260
Change in valuation allowance		8,919		(161)		7,345
Other		312		13		1,917

Recorded income tax expense	(Won)	—	(Won)	—	(Won)	—

The tax effects of each type of temporary difference, net operating loss carryforwards and tax credit carryforwards that gave rise to a significant portion of the deferred income tax assets at December 31, 2005 and 2006 are as follows (in millions of Korean won):

	2005		2006
Current:
Accrued interest income	(Won)	(257)	(Won)	(190)
Gain (loss) on valuation of trading securities		(4)		2
Loss from valuation of inventories		424		871
Provision for product warranties		409		379

Sub-total		572		1,062

Non-current portion:
Provision for severance indemnities		376		317
Net operating loss carryforwards (note a)		24,601		33,659
Net loss of consolidated subsidiaries		306		603
Tax credit carryforwards (note a)		7,328		4,792
Deferred development costs		1,477		1,477
Impairment loss of available-for-sale securities		3,626		3,623
Loss on equity method investments		8,704		6,211
Depreciation		628		586
Provision for doubtful accounts		16,225		18,795
Other		20		83

Sub-total		63,291		70,146

Total deferred income tax assets		63,863		71,208

Valuation allowance (note b)		(63,863)		(71,208)
Deferred income tax liabilities for gain on valuation of available-for-sale securities (capital adjustment) (note c)		(705)		(145)

Net deferred income tax liabilities	(Won)	(705)	(Won)	(145)

(note a)	At December 31, 2006, the Company had tax credit carryforwards for tax purposes relating to technology and human resource development and capital investments, of which (Won) 3,369 million and (Won) 1,423 million will expire in 2007 and 2008, respectively. The Company also had net operating loss carryforwards, of which (Won) 51,568 million, (Won) 16,987 million, (Won) 18,512 million, (Won) 2,354 million and (Won) 32,974 million will expire in 2007, 2008, 2009, 2010 and 2011, respectively.
(note b)	A full valuation allowance has been provided for deferred income tax assets as of December 31, 2006 and 2005 since the Company’s management believes that the realization of the deferred tax assets is uncertain.
(note c)	In accordance with SKAS No. 16, the Company recorded income tax effect amounting to (Won) 705 million and (Won) 145 million for gain on valuation of available-for-sale securities which is presented as a capital adjustment, as deferred tax liabilities as of December 31, 2005 and 2006, respectively.

21.	INCOME (LOSS) PER COMMON SHARE

Net income (loss) per common share for the years ended December 31, 2004, 2005 and 2006 is computed as follows (in millions of Korean won, except for share data):

	2004		2005		2006
Net income (loss)	(Won)	(31,654)	(Won)	2,400	(Won)	(33,746)
Weighted average number of shares outstanding (note a)		177,711,861		178,042,575		183,066,161

Basic net income (loss) per common share (in Korean won)	(Won)	(178)	(Won)	13	(Won)	(184)

(note a)	Weighted average number of shares outstanding for the years ended December 31, 2004, 2005 and 2006 is calculated as follows:

2004

	Number of shares	Days	Weighted number of shares
Beginning balance	179,186,000	366	65,582,076,000
Treasury stock	(1,474,139)	366	(539,534,874)

Total	177,711,861		65,042,541,126

			÷366

Weighted average number of shares			177,711,861

2005

	Number of shares	Days	Weighted number of shares
Beginning balance	179,186,000	365	65,402,890,000
Treasury stock	(1,474,139)	365	(538,060,735)
Disposal of treasury stock	666,800	174	116,023,200
Conversion of convertible bonds payable (note b)	4,687,500	1	4,687,500

Total	183,066,161		64,985,539,965

			÷365

Weighted average number of shares			178,042,575

(note b)	The Company regarded the convertible bonds payable converted at December 31, 2005 in accordance with conversion condition.

2006

	Number of shares	Days	Weighted number of shares
Beginning balance	183,873,500	365	67,113,827,500
Treasury stock	(807,339)	365	(294,678,735)

Total	183,066,161		66,819,148,765

			÷365

Weighted average number of shares			183,066,161

Diluted income (loss) per share for the years ended December 31, 2004, 2005 and 2006 is not presented as stock options and convertible bonds have anti-dilutive effect.

22.	CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

A substantial portion of the Company’ sales for the years ended December 31, 2004, 2005 and 2006 are made to customers in the semiconductor industry. Details of major customers are as follows (in millions of Korean won):

Customers	2004		2005		2006
Hynix Semiconductor Inc.	(Won)	10,500	(Won)	19,610	(Won)	29,586
SanDisk		6,931		14,295		16,193
Other		49,450		72,400		45,130

	(Won)	66,881	(Won)	106,305	(Won)	90,909

The related accounts receivable balances from the above major customers as of December 31, 2005 and 2006 are as follows (in millions of Korean won):

Customers	2005		2006
Hynix Semiconductor Inc.	(Won)	535	(Won)	1,278
SanDisk		8,453		4,061
Others		53,266		38,176

Total		62,254		43,515
Allowance for doubtful accounts		(16,278)		(14,920)

Net	(Won)	45,976	(Won)	28,595

23.	SEGMENT INFORMATION

a.	Export Sales

The Company had foreign export sales amounting to 35.94%, 37.76% and 41.26% of total sales for the years ended December 31, 2004, 2005 and 2006, respectively. The export sales were made principally to the following locations:

	2004	2005	2006
Asia	14.52%	12.89%	15.64%
Europe	7.25%	5.59%	5.73%
United States of America	14.17%	19.28%	19.89%

	35.94%	37.76%	41.26%

b.	Business Segment Information

Through 1998, the Company operated in one major business segment, the handler manufacturing business. As the Company expanded its sales of SMD placement systems, security solutions and telecommunication appliances, additional business segments were designated. Sales, operating income (loss), identifiable assets, capital expenditures and depreciation as of and for the years ended December 31, 2004, 2005 and 2006, pertaining to the business segments in which the Company operated are presented as follows (in millions of Korean won):

	Sales		Operating income (loss)		Identifiable assets		Capital expenditures		Depreciation of property, plant and equipment
(As of and for the year ended December 31, 2004)
Handlers and components	(Won)	33,523	(Won)	(3,259)	(Won)	27,790	(Won)	706	(Won)	299
SMD placement systems		24,299		(3,829)		28,277		637		271
Research and development center		—		—		11,363		1,491		632
Other		9,059		(333)		—		7,038		3,743

Consolidated	(Won)	66,881	(Won)	(7,421)	(Won)	67,430	(Won)	9,872	(Won)	4,945

(As of and for the year ended December 31, 2005)
Handlers and components	(Won)	50,383	(Won)	1,658	(Won)	50,941	(Won)	432	(Won)	504
SMD placement systems		33,458		2,448		27,255		442		515
Telecommunication appliances		13,563		795		11,881		—		—
Research and development center		—		—		10,554		917		1,068
Other		8,901		(5,029)		—		3,262		3,469

Consolidated	(Won)	106,305	(Won)	(128)	(Won)	100,631	(Won)	5,053	(Won)	5,556

(As of and for the year ended December 31, 2006)
Handlers and components	(Won)	58,191	(Won)	(923)	(Won)	29,755	(Won)	248	(Won)	507
SMD placement systems		15,003		(5,013)		26,150		230		471
Telecommunication appliances		10,000		(2,536)		315		—		—
Research and development center		—		—		3,637		176		359
Other		7,715		(6,341)		—		1,606		3,528

Consolidated	(Won)	90,909	(Won)	(14,813)	(Won)	59,857	(Won)	2,260	(Won)	4,865

24.	COMMITMENTS AND CONTINGENCIES

a.	Checks and Promissory Notes Provided as Collateral

In accordance with normal Korean business practices, the Company has provided two blank checks to Seoul Guarantee Insurance Company (“Seoul Guarantee”) as collateral for performance guarantees it has provided to certain of the Company’s major customers for the timely delivery of goods and satisfaction of warranty obligations. In the event Seoul Guarantee pays claims on such guarantees, the blank checks would be utilized by Seoul Guarantee to recover resulting losses from the Company up to a total maximum amount of (Won) 1,000 million. The Company’s management does not currently anticipate any such losses.

In addition, in accordance with normal Korean business practices, at the request of a major customer, the Company has provided a blank promissory note to such customer in order to guarantee the timely delivery of goods and satisfaction of warranty obligations. In the event that the Company fails to properly perform its contractual obligations to such customer, the blank note would be utilized by the customer to recover resulting losses. There is no legal limit to the exposure of the Company in connection with this arrangement. Due to the general nature of the underlying contractual agreement with such customer, it is not possible to determine the Company’s potential loss exposure associated with this arrangement. The Company’s management does not currently anticipate any such loss.

b.	Guarantees Provided by Other Parties

Guarantees provided for the Company by other companies as of December 31, 2006 are as follows (in millions of Korean won and thousands of U.S. dollars):

	Amount		Remark
Seoul Guarantee	(Won)	10,110	Guarantees for timely delivery and other
Korea Exchange Bank		465	Letters of credit and other
	(US$	500)
Korea Credit Guarantee Fund		399	Borrowings

	(Won)	10,974

c.	Collateral Provided to a Third Party

The Company guaranteed to the party who acquired the shares of SoftForum from the Company that more than 70% of trade receivables of SoftForum as of December 31, 2004 (the “Guaranteed AR Amount”) would be collected within 12 months from the transaction date of March 24, 2005. In case the trade receivable amount collected during such period is less than the Guaranteed AR Amount, the Company was required to pay the uncollected Guaranteed AR Amount to the party. As a result, the Company fully provided allowance for loss on collateralized assets totaling (Won) 2,077 million for the year ended December 31, 2005 as the management believed that such amount of the Guaranteed AR Amount would not be collected by SoftForum during the 12 months from the transaction date of March 24, 2005.

For the year ended December 31, 2006, the Company made a payment of (Won) 1,995 million to the party in connection with such Guaranteed AR Amount for the year ended December 31, 2006 and reversed the difference amounting to (Won) 82 million between allowance of (Won) 2,077 million for loss on collateralized assets and the actual payment of (Won) 1,995 million.

d.	Legal proceedings

In February 2004, the Company applied for a provisional injunction against Techwing in Suwon District Court for allegedly infringing on four of our patents. The provisional injunction seeks to prohibit Techwing from making, using and selling memory test handlers. In addition, in December 2004, the Company filed a claim for provisional attachment with Suwon District Court amounting to (Won) 12.1 billion for compensation of damages with respect to Techwing’s infringement of the Company’s patents concerning memory test handlers. Techwing filed a claim against the Company in July 2005, seeking damages for wrongfully interfering with business relations of Techwing. Suwon District Court granted a provisional attachment of (Won) 6 billion to the Company, as sought by Techwing.

There was a decision that Techwing infringed on the Company’s two patent rights by Korean Intellectual Property Tribunal in December 2005. However, Techwing made an immediate appeal to the Patent Court of Korea against the decision and won the lawsuit in November 2006. The Company appealed immediately to the Supreme Court of Korea in December 2006. As of December 31, 2006, such appeal is in progress and the ultimate outcome of such litigation cannot be presently determined.

e.	Financial Instruments

The Company’s currency option contracts to hedge foreign currency risk of U.S. dollars as of December 31, 2006 are as follow (in thousands of U.S. dollars):

Description	Position	Contract date	Maturity date	Amount		Exercise price
Put /Call option	Buy /Sell	Dec 19, 2006	Jan 19, 2007	US$	1,000	900/937
Put /Call option	Buy /Sell	Dec 19, 2006	Feb 16, 2007		1,000	900/937
Put /Call option	Buy /Sell	Dec 19, 2006	Mar 19, 2007		1,000	900/937
Put /Call option	Buy /Sell	Dec 19, 2006	Apr 19, 2007		1,000	900/937
Put /Call option	Buy /Sell	Dec 19, 2006	May 18, 2007		1,000	900/937
Put /Call option	Buy /Sell	Dec 19, 2006	Jun 19, 2007		1,000	900/937

Total				US$	6,000

In connection with above currency options, the Company has the rights to sell at the exchange rate of (Won) 900 to US$1.00 against US$ 1 million in case of the spot rate is lower than (Won) 900 to US$ 1.00 and has the obligations to purchase at the exchange rate of (Won) 937 to US$1.00 against US$ 1 million in case of the spot rate is higher than (Won) 937 to US$ 1.00 at each maturity date. Gain (loss) from valuation of derivatives did not occur for the year ended December 31, 2006.

e.	Satellite Rental Agreement

MOL, one of consolidated subsidiaries, rents satellite relay machinery from KT and maturity date of this agreement is September 30, 2012. Relating to the rental agreement, MOL pays rent expense of (Won) 131 million per month.

25.	INSURANCE

As of December 31, 2006, certain of the Company’s assets are insured with local insurance companies as follows (in millions of Korean won):

Asset	Risk	Book value		Coverage
Property, plant and equipment etc.	Fire and comprehensive liability	(Won)	31,546	(Won)	34,865

The Company carries director and officer liability insurance policies with up to US$ 3 million of coverage against losses arising from any claims made against the directors and officers for any alleged wrongful acts in their respective capacities as directors or officers of the Company.

26.	STOCK OPTION COMPENSATION PLAN

In accordance with the approval of the Company’s shareholders, the Company granted stock options to its employees. Changes in options outstanding for the years ended December 31, 2005 and 2006 are as follows (in Korean won):

	Number of shares	Weighted average exercise price
Options outstanding – January 1, 2005	7,856,896	(Won)	1,216
Granted	—		—
Cancelled	(1,742,846)		1,243

Options outstanding – December 31, 2005	6,114,050		1,208
Granted	—		—
Cancelled	—		—

Options outstanding – December 31, 2006	6,114,050	(Won)	1,208

The stock options shall become exercisable after two to three years from the date of grant and shall be exercisable within five years from the first exercisable date. When the length of employment is less than two years after the grant of stock option, the Company may cancel the stock options awarded. Upon exercise of stock options, in accordance with the sole discretion of the board of directors, the Company may (1) issue new common stock, (2) grant treasury stock or (3) pay the net difference between the exercise price and the market price with either cash or treasury stock (not applicable for stock options granted in 2004).

As described in Note 2. (v), the Company used the fair value based method in valuing the stock options granted in 2004 in accordance with revised interpretation of Korean GAAP. However, for stock option granted before January 1, 2004, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options, which results in measurement at minimum value. Using such valuation methods, total compensation costs as of December 31, 2004, 2005 and 2006 were measured at (Won) 2,255 million, (Won) 1,743 million and (Won) 1,743 million, respectively, for options granted and are recognized over the service period (2 years). Such compensation costs amounting to (Won) 802 million, (Won) 340 million and (Won) 80 million were recognized in 2004, 2005 and 2006, respectively.

Assuming the Company had considered a volatility factor in estimating the value of its stock options granted in 2002 and 2003, the pro forma consolidated net income (loss) and consolidated net income (loss) per common share for the years ended December 31, 2004, 2005 and 2006 would have been as follows (in millions of Korean won except per share data):

	2004		2005		2006
Net income (loss):
As reported	(Won)	(31,654)	(Won)	2,400	(Won)	(33,746)
Pro forma		(32,735)		2,194		(33,746)

Income (loss) per share:
As reported	(Won)	(178)	(Won)	13	(Won)	(184)
Pro forma		(184)		12		(184)

The assumptions and variables used by the Company in measuring the fair value of stock options granted in the respective years are as follows:

	2002	2003	2004
Risk free interest rate	5.80%	4.32% ~ 4.75%	4.52%
Expected life	4 years	4 years	4 years
Volatility factor	92.14%	81.95% ~ 91.17%	84.60%
Dividend yield	11.6%	— %	—%
Expected expiration rate of rights	—%	— %	—%
Exercise price (in Korean won)	1,261	988 /1,368	1,218

27.	STATEMENT OF CASHFLOWS

The Company’s statements of cash flows are prepared using the indirect method. Significant non-cash transactions for the years ended December 31, 2004, 2005 and 2006 are as follows (in millions of Korean won) :

	2004		2005		2006
Transfer of merchandise to fixtures and machinery	(Won)	—	(Won)	1,082	(Won)	—
Transfer of construction-in-progress to buildings		—		422		—
Transfer of construction-in-progress to machinery		—		4,180		2,062
Transfer of construction-in-progress to tools, furniture and fixtures		—		184		38
Transfer of construction-in-progress to advance payments		—		—		2,072
Transfer of development costs to inventories		—		—		86
Conversion of convertible bonds to capital stock and capital surplus		—		3,000		—
Transfer of long-term borrowings to current portion of long-term borrowings		2,237		791		1,308
Transfer of long-term guarantee deposits payable to guarantee deposits payable		183		4		19
Transfer of long-term lease payable to current portion of long-term lease payable		160		80		83
Transfer of allowance for loss on collateralized assets to allowance for doubtful accounts receivable - other		—		—		8,000

28.	BUSINESS TRANSFERS

MOL, one of consolidated subsidiaries, sold its SI (System Integration) business department and Job TV business department that provides education program to third parties in 2006. As a result of such business transfers, the Company recorded gain on disposal of business transfer in current operation of nil and (Won) 120 million for disposal of the SI business and Job TV business department, respectively. .

29.	SUBSEQUENT EVENTS

As described in Note 13. (5), the Company made a payment of (Won) 15,000 million to Cyber Bank’s banks on behalf of Cyber Bank on January 3, 2007. After that no additional collateral was provided by the Company and accordingly, as of the current date there is no outstanding collateral provided by the Company.

30.	UNCERTAINTIES IN BUSINESS ENVIRONMENT

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

31.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The consolidated financial statements have been prepared in accordance with Korean GAAP, which differs in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). The significant differences are described below. Other differences were determined not to have a significant effect on either the Company’s consolidated net income (loss) or shareholders’ equity.

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

All research and development costs are charged to expense as incurred under US GAAP, which totaled (Won) 11,528 million, (Won) 19,882 million and (Won) 17,268 million for the years ended December 31, 2004, 2005 and 2006, respectively.

b.	Impairment of Investment Securities and Recoveries

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

c.	Costs for Product Warranties (see Note 2)

Under Korean GAAP, through 2003, product warranty costs were expensed as incurred, and effective January 1, 2004, estimated warranty costs are accrued at the time of sale based on historical experience and expected future cost in line with US GAAP.

d.	Comprehensive Income

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

Comprehensive income for the years ended December 31, 2004, 2005 and 2006 and accumulated other comprehensive income balance as of December 31, 2004, 2005 and 2006 are summarized as follows (in millions of Korean won):

	2004		2005		2006
Net loss as adjusted in accordance with US GAAP	(Won)	(41,155)	(Won)	(21,166)	(Won)	(34,939)
Other comprehensive income
Unrealized gain (loss) on investments securities		—		291		(2,039)
Realized gain (loss) on investments		—		—		—

Comprehensive loss adjusted in accordance with US GAAP	(Won)	(41,155)	(Won)	(20,875)	(Won)	(36,978)

Accumulated other comprehensive income balance Unrealized gain (loss) on investments	(Won)	—	(Won)	291	(Won)	(1,748)

e.	Applying the Equity Method of Accounting

Under Korean GAAP, the equity method of accounting is applied based on the investee’s non-consolidated financial statements. Under US GAAP, the equity method of accounting is applied based on the investee’s consolidated financial statements.

f.	Dilution of Investment in Subsidiary and Affiliate

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

g.	Accounting for Employee Stock Option Compensation Plan

Korean GAAP permits all entities to exclude the volatility factor in estimating the value of their stock options granted prior to December 31, 2003, which results in measurement at minimum value. Under US GAAP, public entities are not permitted to exclude the volatility factor in estimating the value of their stock options.

h.	Minority Interests in Equity of Consolidated Subsidiaries

Under Korean GAAP, minority interests in equity of consolidated subsidiaries is presented to be included in shareholders’ equity. Under US GAAP, minority interests is presented as a separate item from shareholders’ equity.

i.	Financing to Purchase Treasury Shares

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

j.	Consolidated Subsidiary

Under Korean GAAP, when a parent company is expected to lose control over a consolidated subsidiary within one year from the balance sheet date, the subsidiary is not consolidated into the consolidated financial statements. Under US GAAP, such subsidiary is consolidated into the consolidated financial statements.

In connection with such consolidation scope difference, under Korean GAAP, SoftForum was accounted using equity method and not consolidated into the consolidated financial statements for the year ended December 31, 2004, but under US GAAP, SoftForum was included into the consolidated financial statements for the year ended December 31, 2004. For both Korean GAAP and US GAAP, SoftForum was not consolidated into the consolidated financial statements after the year beginning January 1, 2005.

Under US GAAP, an enterprise needs to consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both, in accordance with FIN 46(R). Under Korean GAAP, however, no such practice has evolved. In connection with such consolidation scope difference, under US GAAP, Cyber Bank and its subsidiaries were consolidated into the consolidated financial statements from 2004 while Cyber Bank and its subsidiaries were accounted using equity method under Korean GAAP.

Cyber Bank was incorporated in January 1999 under the laws of Korea in order to develop and manufacture telecommunication appliances, and develop total information system and software. As of December 31, 2006, Cyber Bank’s total assets and total liabilities are (Won) 5,427 million and (Won) 64,333 million, respectively. As of December 31, 2006, Mirae Corporation’s short-term financial instruments amounting to (Won) 15,010 million were pledged as collateral for Cyber Bank. In addition, Mirae Corporation made a payment of (Won) 15,000 million to Cyber Bank’s banks on behalf of Cyber Bank on January 3, 2007.

k.	Classification of Certain Items in Statements of Operations and Cash Flows

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

l.	Losses in excess of minority interests

Under Korean GAAP, losses in excess of minority interests are offset against retained earning whereas such amounts are recorded as current operations under US GAAP.

m.	New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement defines fair value and establishes a framework for measuring fair value. Additionally, this statement expands disclosure requirements for fair value with a particular focus on measurement inputs. SFAS No. 157 is effective for the Company’s annual reporting period ending December 31, 2008. The Company has not completed the evaluation of the effect of the application of SFAS No. 157.

In June 2006, the EITF reached a consensus on Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation). EITF Issue No. 06-3 requires that companies disclose their accounting policy regarding the gross or net presentation of certain taxes. Taxes within the scope of EITF Issue No. 06-3 are any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes. EITF Issue No. 06-3 is effective for the Company’s annual reporting period ending December 31, 2007. The Company has not completed the evaluation of the effect of the application of EITF No. 06-3.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, an interpretation of SFAS No. 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company’s annual reporting period ending December 31, 2007. The cumulative effect of adopting FIN 48 generally will be recorded directly to retained earnings. However, to the extent the adoption of FIN 48 results in a revaluation of uncertain tax positions acquired in purchase business combinations, the cumulative effect will be recorded as an adjustment to any goodwill remaining from the corresponding purchase business combination. The Company has not completed the evaluation of the effect of the application of FIN 48.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS No. 115, which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions. SFAS No. 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. The Statement also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Company has not completed the evaluation of the effect of the application of SFAS No. 159.

n.	Summary Financial Information

Sales, cost of sales, gross profit, operating expenses, operating loss and net loss under US GAAP for the years ended December 31, 2004, 2005 and 2006 are as follows (in millions of Korean won):

	2004		2005		2006
Sales	(Won)	83,697	(Won)	131,060	(Won)	101,649
Cost of sales		60,772		100,645		87,454
Gross profit		22,975		30,415		14,195
Operating expenses		42,720		47,718		48,310
Operating loss (*)		(19,745)		(17,303)		(34,115)
Net loss (*)		(41,155)		(21,166)		(34,939)

(*)	See reconciliation of amounts from Korean GAAP to US GAAP below.

o.	Reconciliation of Korean GAAP to US GAAP

The following table reconciles net income (loss) and operating loss for the years ended December 31, 2004, 2005 and 2006 and shareholders’ equity as of December 31, 2004, 2005 and 2006 under Korean GAAP, as reported in the consolidated financial statements, to the net loss, operating loss and shareholders’ equity amounts determined under US GAAP, giving effect to adjustments for the differences listed above (in millions of Korean won, except per share amounts):

	2004		2005		2006
Net income (loss) based on Korean GAAP	(Won)	(31,654)	(Won)	2,400	(Won)	(33,746)
Adjustments:
Difference in consolidation scope — Cyber Bank (Note 31. (j))		(6,111)		(5,774)		(618)
Warranty cost accrual (Note 31 (c))		950		—		—
Development costs recorded as intangible assets, net (Note 31. (a))		(6,273)		(7,572)		(3,782)
Research and development costs charged to ending inventory cost (Note 31. (a))		(929)		396		(1,606)
Write-off of impaired deferred development costs under Korean GAAP (Note 31. (a))		4,165		—		5,565
Sales of stock by subsidiary and affiliate (Note 31. (f))		—		(102)		—
Adjustment for gain on dilution of investment in affiliate previously recognized under US GAAP (Note 31. (f))		—		(10,301)		—
Compensation cost related to stock options (Note 31. (g))		(1,177)		(206)		—
Reversal of impairment loss of investment securities (Note 31. (b))		—		—		11
Losses in excess of minority interests (Note 31. (l))		(126)		(7)		(763)

Net loss based on US GAAP	(Won)	(41,155)	(Won)	(21,166)	(Won)	(34,939)

Net loss per share (basic and diluted) based on US GAAP (in Korean won)	(Won)	(232)	(Won)	(119)	(Won)	(191)

	2004		2005		2006
Operating loss based on Korean GAAP	(Won)	(7,421)	(Won)	(128)	(Won)	(14,813)
Adjustments:
Difference in consolidation scope (Note 31. (j)):
— SoftForum		(4,928)		—		—
— Cyber Bank		—		(18,940)		(13,587)
Warranty cost accrual (Note 31. (c))		950		—		—
Development costs recorded as intangible assets, net (Note 31. (a))		(5,138)		(7,572)		(3,782)
Research and development costs charged to ending inventory cost (Note 31. (a))		(929)		396		(1,606)
Compensation cost related to stock options (Note 31. (g))		(1,177)		(206)		—
Reclassification of donations and certain provisions for other doubtful accounts (Note 31. (k))		(1,102)		1,975		(274)
Reclassification of gain (loss) on disposal of property, plant and equipment, net (Note 31. (k))		—		7,172		(53)

Operating loss based on US GAAP	(Won)	(19,745)	(Won)	(17,303)	(Won)	(34,115)

	2004		2005		2006
Shareholders’ equity based on Korean GAAP Adjustments:	(Won)	126,600	(Won)	121,846	(Won)	85,227
Difference in consolidation scope (Note 31. (j)):
— SoftForum		15,405		—		—
— Cyber Bank		(6,111)		(11,885)		(12,524)
Warranty cost accrual (Note 31. (c))		—		—		—
Development costs recorded to intangible assets (Note 31. (a))		(6,775)		(14,346)		(12,563)
Research and development costs charged to ending inventory cost (Note 31. (a))		(1,111)		(715)		(2,321)
Reversal of impairment loss of investment securities (Note 31. (b))		(11)		(11)		—
Minority interests in equity of consolidated subsidiaries (Note 31. (h))		(16,328)		(272)		—
Deferred income tax liabilities		—		705		145
Other adjustments due to loans for purchasing treasury stock and consolidated subsidiaries’ stock transactions (Note 31. (i))		(1,060)		(673)		(201)

Shareholders’ equity based on US GAAP	(Won)	110,609	(Won)	94,648	(Won)	57,763

Changes in shareholders’ equity based on US GAAP for the years ended December 31, 2004, 2005 and 2006 are as follows (in millions of Korean won):

	2004		2005		2006
Balance, beginning of the period	(Won)	148,909	(Won)	110,609	(Won)	94,648
Net loss for the period		(41,155)		(21,166)		(34,939)
Decrease in capital surplus relating to additional stock transactions by consolidated subsidiaries		—		—		(439)
Loss on disposal of treasury stock		—		(1,445)		—
Stock options		1,980		545		80
Treasury stock transactions		—		1,415		—
Conversion of convertible bonds		—		3,201		—
Gain (loss) on valuation of investment securities		—		291		(2,039)
Difference in consolidation scope		—		453		(20)
Other adjustments due to loans for purchasing treasury stock and consolidated subsidiaries’ stock transactions		875		763		472
Other		—		(18)		—

Balance, end of the period	(Won)	110,609	(Won)	94,648	(Won)	57,763

A reconciliation of the significant balance sheet accounts, except for the shareholders’ equity items listed above, to the amounts determined under US GAAP as of December 31, 2005 and 2006, is as follows (in millions of Korean won):

	2005		2006
Current assets:
Based on Korean GAAP	(Won)	144,578	(Won)	97,162
US GAAP adjustments
- difference in consolidation scope		12,977		4,448
- inventories		(715)		(2,321)

Based on US GAAP		156,840		99,289

Non-current assets:
Based on Korean GAAP		79,972		71,035
US GAAP adjustments
- difference in consolidation scope		1,166		545
- deferred development costs		(14,346)		(12,563)
- investment securities		(11)		—
- long-term loans		(673)		(199)

Based on US GAAP		66,108		58,818

Total assets based on US GAAP	(Won)	222,948	(Won)	158,107

Current liabilities:
Based on Korean GAAP	(Won)	93,591	(Won)	76,806
US GAAP adjustments
- difference in consolidation scope		13,370		17,519

Based on US GAAP		106,961		94,325

Long-term liabilities:
Based on Korean GAAP		9,113		6,164
US GAAP adjustments
- difference in consolidation scope		12,659		—
- deferred income tax liabilities		(705)		(145)

Based on US GAAP		21,067		6,019

	2005		2006
Minority interests in equity of consolidated subsidiaries:
Based on Korean GAAP		—		—
US GAAP adjustments		272		—

Based on US GAAP		272		—

Total liabilities and minority interests based on US GAAP	(Won)	128,300	(Won)	100,344

The following table reconciles cash flows from operating, investing and financing activities for the years ended December 31, 2004, 2005 and 2006 under Korean GAAP, as reported in the consolidated financial statements, to cash flows from operating, investing and financing activities for the years ended December 31, 2004, 2005 and 2006 under US GAAP, giving effect to adjustments for the differences listed in this Note (in millions of Korean won):

	2004		2005		2006
Cash flows from operating activities based on Korean GAAP	(Won)	(8,705)	(Won)	(19,616)	(Won)	(4,262)
Adjustments:
Difference in consolidation scope		(936)		(2,398)		8,500
Reclassification of payments for research and development		(6,287)		(8,201)		(5,813)
Reclassification of trading securities		21,062		(38)		250

Cash flows from operating activities based on US GAAP	(Won)	5,134	(Won)	(30,253)	(Won)	(1,325)

Cash flows from investing activities based on Korean GAAP	(Won)	(20,759)	(Won)	13,837	(Won)	1,163
Adjustments:
Difference in consolidation scope		1,182		2,274		2,548
Reclassification of payments for research and development		6,287		8,201		5,813
Long-term loans to employee		(572)		(761)		(472)
Reclassification of trading securities		(21,062)		38		(250)

Cash flows from investing activities based on US GAAP	(Won)	(34,924)	(Won)	23,589	(Won)	8,802

Cash flows from financing activities based on Korean GAAP	(Won)	25,235	(Won)	(1,174)	(Won)	(631)
Adjustments:
Difference in consolidation scope		216		766		(12,088)
Reclassification of other capital adjustments		572		761		472

Cash flows from financing activities based on US GAAP	(Won)	26,023	(Won)	353	(Won)	(12,247)

Net decrease in cash and cash equivalents due to changes in consolidated subsidiaries based on Korean GAAP	(Won)	(2,385)	(Won)	—	(Won)	—
Adjustments:
Difference in consolidation scope		1,746		(1,767)		(5)

Net decrease in cash and cash equivalents due to changes in consolidated subsidiaries based on US GAAP	(Won)	(639)	(Won)	(1,767)	(Won)	(5)

Cash and cash equivalents at beginning of year based on Korean GAAP	(Won)	21,569	(Won)	14,955	(Won)	8,002
Adjustments:
Difference in consolidation scope		—		2,208		1,083

Cash and cash equivalents at beginning of year based on US GAAP	(Won)	21,569	(Won)	17,163	(Won)	9,085

Cash and cash equivalents at end of year based on Korean GAAP	(Won)	14,955	(Won)	8,002	(Won)	4,272
Adjustments:
Difference in consolidation scope		2,208		1,083		38

Cash and cash equivalents at end of year based on US GAAP	(Won)	17,163	(Won)	9,085	(Won)	4,310

32.	ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

a.	Income Taxes

Income tax expense under US GAAP for the years ended December 31, 2004, 2005 and 2006 is as follows (in millions of Korean won):

	2004		2005		2006
Currently payable	(Won)	—	(Won)	—	(Won)	—
Deferred		—		—		—

Income tax expense	(Won)	—	(Won)	—	(Won)	—

The difference between income tax expense computed using the statutory income tax rate and the recorded income tax expense for the years ended December 31, 2004, 2005 and 2006 is attributable to the following (in millions of Korean won):

	2004		2005		2006
Income tax benefit at statutory Korean corporate income tax rates of 25%	(Won)	(12,087)	(Won)	(5,437)	(Won)	(8,735)
Resident surtax		(1,209)		(544)		(874)
Tax effect of permanent differences		142		605		286
Change in valuation allowance		15,022		31,446		7,390
Adjusted tax effect for subsidiaries (note a)		—		(24,375)		—
Other		(1,868)		(1,695)		1,933

Recorded income tax expense	(Won)	—	(Won)	—	(Won)	—

(note a)	Adjusted tax effect for Cyber Bank and other subsidiaries relating to their cumulative operating loss carryforwards and tax credit carryforwards as of January 1, 2005 amounted to (Won) (24,375) million.

The tax effects of each type of temporary difference, net operating loss carryforwards and the tax credit carryforwards that gave rise to a significant portion of the deferred tax assets and liabilities at December 31, 2004, 2005 and 2006, computed under US GAAP, and a description of the financial statement items that created these differences are as follows (in millions of Korean won):

	2004		2005		2006
Current:
Accrued interest income	(Won)	(148)	(Won)	(265)	(Won)	(190)
Gain on valuation of trading securities		60		(4)		2
Loss from valuation of inventories		323		3,645		2,085
Warranty cost accrual		—		770		379
Other		306		197		638

		541		4,343		2,914

	2004		2005		2006
Non-Current:
Provision for severance indemnities		621		662		317
Net operating loss carryforwards		26,592		39,796		50,702
Net loss of consolidated subsidiaries		4,545		441		480
Tax credit carryforwards		7,917		17,815		15,977
Research and development costs		3,645		6,625		6,774
Impairment loss of available-for-sale securities		3,844		3,751		3,603
Loss on equity method investments		8,443		9,074		6,552
Sales of stock by subsidiary and affiliate		(3,458)		—		—
Stock options		1,666		1,723		1,723
Depreciation		255		773		731
Provision for bad debt accounts		13,079		16,620		19,499
Other		2,352		(135)		(395)

		69,501		97,145		105,963

Total deferred income tax assets		70,042		101,488		108,877
Valuation allowance (note a)		(70,042)		(101,488)		(108,877)

Net deferred income tax assets	(Won)	—	(Won)	—	(Won)	—

(note a)	A full valuation allowance was provided for the tax effect of deferred income tax assets since the Company’s management believes that the realization of the deferred tax assets is uncertain.

b.	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2005 and 2006.

Cash and Cash Equivalents, Short-term Financial Instruments, Accounts Receivable (trade and other), Short-term Loans, Accounts Payable (trade and other) and Short-term Borrowings

The carrying amount approximates fair value due to the short maturity of these instruments.

Securities

The fair value of trading securities and available-for-sale equity securities of listed company is estimated based on quoted market price. For other investments including equity securities valued using the equity method accounting without readily determinable fair value, a reasonable estimate of fair value could not be made without incurring excessive costs, therefore such other investments are presented as carrying amounts. Additional information pertinent to these investments is provided in Notes 3, 6 and 7.

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

The fair value of financial instruments under US GAAP as of December 31, 2005 and 2006 is as follows (in millions of Korean won):

	2005				2006
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets:
Cash and cash equivalents	(Won)	9,085	(Won)	9,085	(Won)	4,310	(Won)	4,310
Short-term financial instruments		49,644		49,644		38,173		38,173
Trading securities		295		295		66		66
Accounts receivable (trade and other) including long-term receivable		58,390		58,390		38,497		38,497
Available-for-sale equity securities of listed company		2,405		2,405		872		872
Available-for-sale debt securities		30		30		30		30
Other investments, including equity securities valued using the equity method accounting		2,300		2,300		2,178		2,178
Long-term bank deposits		685		685		727		727
Restricted deposits		896		896		533		533
Short-term and long-term loans		649		648		402		400

	(Won)	124,379			(Won)	85,788

Financial liabilities:
Accounts payable (trade and other)	(Won)	28,934	(Won)	28,934	(Won)	17,296	(Won)	17,296
Short-term borrowings		68,021		68,021		59,073		59,073
Lease payable		320		320		247		247
Current portion of long-term borrowings		2,024		2,024		11,141		11,141
Long-term borrowings		16,647		16,647		3,995		3,995

	(Won)	115,946			(Won)	91,752

c.	Segment Information

Export Sales

The Company had foreign export product sales under US GAAP amounting to 28.72%, 35.54% and 40.52% of total sales for the years ended December 31, 2004, 2005 and 2006, respectively. The export sales under US GAAP were made principally to the following locations:

	2004	2005	2006
Asia	11.60%	10.46%	13.99%
Europe	5.80%	4.54%	5.12%
United States of America	11.32%	15.64%	17.79%
Other	—%	4.90%	3.62%

	28.72%	35.54%	40.52%

Business Segment Information

Sales, operating income (loss), identifiable assets, capital expenditures and depreciation under US GAAP as of and for the years ended December 31, 2004, 2005 and 2006, pertaining to the business segments in which the Company operated are presented as follows (in millions of Korean won):

	Sales		Operating income (loss)		Identifiable assets		Capital expenditures		Depreciation of property, plant and equipment
(As of and for the year ended December 31, 2004)
Handlers and components	(Won)	33,523	(Won)	(6,372)	(Won)	22,467	(Won)	706	(Won)	299
SMD placement systems		24,299		(4,597)		27,682		638		270
Security solutions		16,044		(3,603)		32,435		124		547
Telecommunication appliances		—		—		29,074		—		—
Research and development center		—		—		11,363		1,491		632
Other		9,831		(5,173)		—		7,040		3,755

Consolidated	(Won)	83,697	(Won)	(19,745)	(Won)	123,021	(Won)	9,999	(Won)	5,503

(As of and for the year ended December 31, 2005)
Handlers and components	(Won)	50,383	(Won)	(420)	(Won)	46,056	(Won)	432	(Won)	504
SMD placement systems		33,458		4,755		27,027		442		515
Telecommunication appliances		38,318		(18,882)		25,288		1,597		1,034
Research and development center		—		3,320		10,554		917		1,068
Other		8,901		(6,076)		—		3,262		3,469

Consolidated	(Won)	131,060	(Won)	(17,303)	(Won)	108,925	(Won)	6,650	(Won)	6,590

(As of and for the year ended December 31, 2005)
Handlers and components	(Won)	58,191	(Won)	(3,726)	(Won)	24,558	(Won)	248	(Won)	507
SMD placement systems		15,003		(5,300)		25,607		230		471
Telecommunication appliances		20,740		(16,125)		5,310		279		316
Research and development center		—		—		3,637		176		359
Other		7,715		(8,964)		—		1,606		3,529

Consolidated	(Won)	101,649	(Won)	(34,115)	(Won)	59,112	(Won)	2,539	(Won)	5,182

In addition to business segment identifiable assets, total assets as of December 31, 2004, 2005 and 2006 of (Won) 258,102 million, (Won) 222,948 million and (Won) 158,107 million, respectively, include unallocated corporate assets consisting of cash and investments ((Won) 52,969 million, (Won) 61,451 million and (Won) 46,825 million as of December 31, 2004, 2005 and 2006, respectively), land ((Won) 10,487 million, (Won) 5,224 million and (Won) 6,230 million as of December 31, 2004, 2005 and 2006, respectively), loans – net ((Won) 311 million, (Won) 649 million and (Won) 314 million as of December 31, 2004, 2005 and 2006, respectively) and other ((Won) 71,314 million, (Won) 46,699 million and (Won) 45,626 million as of December 31, 2004, 2005 and 2006, respectively).

The unallocated other corporate assets of (Won) 71,314 million as of December 31, 2004 mainly consisted of buildings of (Won) 33,864 million, long-term receivable-net of (Won) 3,109 million and other assets of (Won) 34,341 million. The unallocated other corporate assets of (Won) 46,699 million as of December 31, 2005 mainly consisted of buildings of (Won) 15,197 million, long-term receivable-net of (Won) 1,634 million and other assets of (Won) 29,868 million. The unallocated other corporate assets of (Won) 45,626 million as of December 31, 2006 mainly consisted of buildings of (Won) 15,622 million, long-term receivable-net of (Won) 1,634 million and other assets of (Won) 28,370 million.

Telecommunication appliance was added as a business segment from 2004 in connection with consolidating Cyber Bank in accordance with FIN46(R).